Form 20-F
period 2018-12-31
Bilibili Inc.
filed 2019-03-29
CIK 1723690

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 001-38429

Bilibili Inc.
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant’s Name Into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District Shanghai, 200433 People’s Republic of China
(Address of Principal Executive Offices)

Xin Fan, Chief Financial Officer Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District Shanghai, 200433 People’s Republic of China Phone: +86 21 6485-6352 Email: sam@bilibili.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American depositary shares, each representing one Class Z ordinary share	Nasdaq Global Select Market
Class Z ordinary shares, par value US$0.0001 per share*	Nasdaq Global Select Market*

*Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of American depositary shares.

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

None
(Title of Class)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D) OF THE ACT:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2018, there were 311,687,889 ordinary shares outstanding, par value $0.0001 per share, being the sum of 226,323,075 Class Z ordinary shares and 85,364,814 Class Y ordinary shares (excluding 2,733,346 Class Z ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepare its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

TABLE OF CONTENTS PAGE

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•                  “ADRs” are to the American depositary receipts that evidence our ADSs;

•                  “ADSs” are to our American depositary shares, each of which represents one Class Z ordinary share;

•                  “average monthly paying user” for a period is calculated by dividing the total number of monthly paying users during the specified period by the number of months in such period;

•                  “average monthly paying user for mobile games” for a period is calculated by dividing the total number of monthly paying users for mobile games during the specified period by the number of months in such period;

•                  “average monthly revenue per paying user” for a period is calculated by dividing the sum of revenues from mobile games and live broadcasting and other value-added services during the specified period by the total number of monthly paying users during such period;

•                  “average monthly revenue per paying user for mobile games” for a period is calculated by dividing the revenues from mobile games during the specified period by the total number of monthly paying users for mobile games during such period;

•                  “Bilibili,” “we,” “us,” “our company” and “our” are to Bilibili Inc., its subsidiaries and its consolidated affiliated entities;

•                  “bullet chatting” are to a live commenting function that enables content viewers to send comments that fly across the screen like bullets, which we refer to as B-chats herein. B-chats are frame- and context-specific and can be seen by all viewers who watch the same content at different times, and therefore can intrigue interactive commenting among content viewers. Only registered users who have passed our membership exam can send B-chats on our platform;

•                  “China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•                  “Class Y ordinary shares” refers to our Class Y ordinary shares, par value US$0.0001 per share;

•                  “Class Z ordinary shares” refers to our Class Z ordinary shares, par value US$0.0001 per share;

•                  “Generation Z” are to, for the purposes of this annual report, the demographic cohort in China of individuals born from 1990 to 2009;

•                  “monthly active users” or “MAUs” are to the sum of our mobile app MAUs and PC MAUs after eliminating duplicates so that each active registered user that logged on both our mobile app and our PC website would only be counted towards mobile app MAUs and not PC MAUs during a given month. We calculate mobile app MAUs based on the number of mobile devices that launched our mobile app during a given month. We calculate PC MAUs by dividing the total number of IP addresses used by users to visit our PC website during a given month by an estimate of the average number of IP addresses used by each user. When calculating monthly active users for games, we eliminate duplicates so that a user that played multiple games would be counted as one active user for games during a given month;

•                  “our platform” are to our “bilibili” mobile app, mobile and PC websites and a variety of related features, functionalities, tools and services that we provide to users and content creators;

•                  “paying users” on our platform are to users who make payments for various products and services on our platform, including purchases in mobile games offered on our platform, and payments for virtual items in our live broadcasting programs and for value-added services, or VAS. A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user;

•                  “professional user generated content” or “PUGC” are to a category of content generated by users that exhibits creativity as well as a certain level of professional production and editing capabilities, and we refer to video content in this category as “PUG video”;

•                  “retention rate”, as applied to any cohort of users who visit our platform in a given period, are to the percentage of these users who make at least one repeat visit after a certain duration; the “12th-month retention rate” for any cohort of users in a given month is the retention rate in the twelfth month after the applicable month;

•                  “RMB” and “Renminbi” are to the legal currency of China;

•                  “shares” or “ordinary shares” refers to our Class Y and Class Z ordinary shares, par value US$0.0001 per share;

•                  “US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

•                  “valid premium members” are to members who have purchased our monthly or annual premium membership, which allow these members to enjoy exclusive or view licensed content as well as original content in advance. We calculate valid premium members based on the number of members whose premium package is still valid by the last day of a given month.

Our reporting currency is the Renminbi because our business is mainly conducted in China and a substantial majority of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8755 to US$1.00, the exchange rate on December 31, 2018 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•                  our goals and strategies;

•                  our future business development, financial conditions and results of operations;

•                  the expected growth of the online entertainment and mobile games industries in China;

•                  our expectations regarding demand for and market acceptance of our products and services;

•                  our expectations regarding our relationships with users, content providers, game developers and publishers, advertisers and other partners;

•                  competition in our industry;

•                  relevant government policies and regulations relating to our industry;

•                  the outcome of any current and future litigation or legal or administrative proceedings; and

•                  other factors described under “Item 3. Key Information — D. Risk Factors”.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this annual report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.            Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2016, 2017 and 2018, selected consolidated balance sheet data as of December 31, 2017 and 2018 and selected consolidated statements of cash flow data for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated balance sheet data as of December 31, 2016 have been derived from our audited consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Starting from January 1, 2018, we adopted Accounting Standards Codification 606, Revenue from Contracts with Customers, or ASC 606, using the modified retrospective method. The consolidated statements of operations and comprehensive loss data for the year ended December 31, 2018 presented below have been prepared in accordance with ASC 606, while the comparative information for the years ended December 31, 2016 and 2017 presented below have not been restated and continue to be reported under the accounting standards in effect for those periods. We determined that the adoption of ASC 606 did not have a significant impact on our financial positions, results of operations, equity or cash flows as of the adoption date and for the year ended December 31, 2018.

You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Operations and Comprehensive Loss Data:
Net revenues	523,310	2,468,449	4,128,931	600,528
Cost of revenues(1)	(772,812)	(1,919,241)	(3,273,493)	(476,110)
Gross (loss)/profit	(249,502)	549,208	855,438	124,418

Operating expenses:
Sales and marketing expenses(1)	(102,659)	(232,489)	(585,758)	(85,195)
General and administrative expenses(1)	(451,334)	(260,898)	(461,165)	(67,074)
Research and development expenses(1)	(91,222)	(280,093)	(537,488)	(78,174)
Total operating expenses	(645,215)	(773,480)	(1,584,411)	(230,443)

Loss from operations	(894,717)	(224,272)	(728,973)	(106,025)
Loss before tax	(908,355)	(174,869)	(539,033)	(78,399)
Income tax	(3,141)	(8,881)	(25,988)	(3,780)

Net loss	(911,496)	(183,750)	(565,021)	(82,179)
Accretion to Pre-IPO preferred shares redemption value	(161,933)	(258,554)	(64,605)	(9,396)
Deemed dividend in connection with repurchase of Pre-IPO preferred shares	(113,151)	(129,244)	—	—
Net loss attributable to noncontrolling interests	1,430	—	13,301	1,935
Net loss attributable to the Bilibili Inc.’s shareholders	(1,185,150)	(571,548)	(616,325)	(89,640)
Net loss	(911,496)	(183,750)	(565,021)	(82,179)
Other comprehensive income/(loss)
Foreign currency translation adjustments	58,048	(75,695)	296,030	43,056
Total other comprehensive income/(loss)	58,048	(75,695)	296,030	43,056

Total comprehensive loss	(853,448)	(259,445)	(268,991)	(39,123)
Accretion to Pre-IPO preferred shares redemption value	(161,933)	(258,554)	(64,605)	(9,396)
Deemed dividend in connection with repurchase of Pre-IPO preferred shares	(113,151)	(129,244)	—	—
Net loss attributable to noncontrolling interests	1,430	—	13,301	1,935

Comprehensive loss attributable to the Bilibili Inc.’s shareholders	(1,127,102)	(647,243)	(320,295)	(46,584)

Net loss per share, basic	(20.42)	(8.17)	(2.64)	(0.38)
Net loss per share, diluted	(20.42)	(8.17)	(2.64)	(0.38)
Net loss per ADS, basic	—	—	(2.64)	(0.38)
Net loss per ADS, diluted	—	—	(2.64)	(0.38)
Weighted average number of ordinary shares, basic	58,038,570	69,938,570	233,047,703	233,047,703
Weighted average number of ordinary shares, diluted	58,038,570	69,938,570	233,047,703	233,047,703
Weighted average number of ADS, basic	—	—	233,047,703	233,047,703
Weighted average number of ADS, diluted	—	—	233,047,703	233,047,703

Note:

(1)         Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	3,775	7,936	28,173	4,098
Sales and marketing expenses	3,029	3,423	11,499	1,672
General and administrative expenses	353,806	56,746	102,544	14,914
Research and development expenses	4,878	11,849	38,977	5,669
Total	365,488	79,954	181,193	26,353

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	387,198	762,882	3,540,031	514,876
Time deposits	—	1,960	749,385	108,994
Accounts receivable, net	110,666	392,942	324,392	47,181
Prepayments and other current assets	185,378	477,265	990,851	144,113
Short-term investments	712,564	488,391	945,338	137,494
Non-current assets:
Intangible assets, net	282,472	426,292	1,419,435	206,448
Goodwill	50,967	50,967	941,488	136,934
Long-term investments, net	377,031	635,952	979,987	142,533
Total assets	2,166,710	3,473,525	10,490,036	1,525,713
Total current liabilities	628,100	1,397,994	3,298,834	479,795
Total mezzanine equity	2,861,613	4,015,043	—	—
Total shareholders’ (deficit)/equity	(1,323,003)	(1,939,512)	7,191,202	1,045,918

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flow Data:
Net cash (used in)/provided by operating activities	(198,967)	464,550	737,286	107,234
Net cash used in investing activities	(1,187,300)	(716,254)	(3,196,394)	(464,896)
Net cash provided by financing activities	1,024,087	675,533	4,974,810	723,557
Effect of exchange rate changes on cash and cash equivalents and restricted cash held in foreign currencies	49,606	(48,145)	261,447	38,024
Net (decrease)/increase in cash and cash equivalents and restricted cash	(312,574)	375,684	2,777,149	403,919
Cash and cash equivalents and restricted cash at beginning of the year	699,772	387,198	762,882	110,957
Cash and cash equivalents and restricted cash at end of the year	387,198	762,882	3,540,031	514,876

Note:

*                 We adopted Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2018 using the retrospective transition method. Restricted cash balance as of December 31, 2015 was included in “cash and cash equivalents and restricted cash” when reconciling beginning-of-period and end-of-period total amounts presented in the selected consolidated statements of cash flow data for the year ended December 31, 2016.

B.            Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

Risks Related to Our Business

We operate in a fast evolving industry, and we are in the early stage of our business. We cannot guarantee that our monetization strategies will be successfully implemented or generate sustainable revenues and profit.

We are in the early stage of our business, and our monetization model is evolving. We generate revenues primarily by providing our users with valuable content, such as mobile games and live broadcasting. We also generate revenues from advertising and other services. We cannot assure you that we can successfully implement the existing monetization strategies to generate sustainable revenues, or that we will be able to develop new monetization strategies to grow our revenues. If our strategic initiatives do not enhance our ability to monetize or enable us to develop new monetization approaches, we may not be able to maintain or increase our revenues or recover any associated costs. In addition, we may introduce new products and services to expand our revenue streams, including products and services with which we have little or no prior development or operating experience. If these new or enhanced products or services fail to engage users, content creators or business partners, we may fail to diversify our revenue streams or generate sufficient revenues to justify our investments and costs, and our business and operating results may suffer as a result.

We have incurred significant losses and we may continue to experience losses in the future.

We have incurred significant losses in the past. In 2016, 2017 and 2018, respectively, we had loss from operations of RMB894.7 million, RMB224.3 million and RMB729.0 million (US$106.0 million), and net loss of RMB911.5 million, RMB183.8 million and RMB565.0 million (US$82.2 million). We cannot assure you that we will be able to generate profits in the future. Although we have started generating positive cash flow from operating activities since 2017, we cannot assure you that we will continue to do so in the future. Our ability to achieve profitability depends in large part on our ability to manage our costs and expenses. We intend to manage and control our costs and expenses as a proportion of our total revenues, but there can be no assurance that we will achieve this goal. We may experience losses in the future due to our continued investments in technology, talent, content and other initiatives. In addition, our ability to achieve and sustain profitability is affected by various factors, some of which are beyond our control, such as changes in macroeconomic and regulatory environment or competitive dynamics in the industry. Accordingly, you should not rely on our financial results of any prior period as an indication of our future performance.

If we fail to anticipate user preferences and provide products and services to attract and retain users, or if we fail to keep up with rapid changes in technologies and their impact on user behavior, we may not be able to attract sufficient user traffic to remain competitive, and our business and prospects may be materially and adversely affected.

Our ability to retain, grow and engage our user base depends heavily on our ability to provide a superior user experience. We must offer quality content covering a wide range of interests and formats, introduce successful new products and services, develop user-friendly platform features, and push effective content feeds recommendations. In particular, we must encourage content creators to upload more appealing PUGC and source more popular licensed content. We must also keep providing our users with features and functions that could enable superior content viewing and social interaction experience. If we are unable to provide a superior user experience, our user base and user engagement may decline, which may materially and adversely affect our business and growth prospects.

We maintain a large content library primarily consisting of PUG videos, licensed content and original content, and are developing new features to attract and retain our users. In order to expand our content library, we must continue to work with our content creators and incentivize them to produce content that reflects cultural trends and maintain good business relationships with licensors of premium copyrighted content to renew our licenses and source new professionally produced content. Our content creators and licensors may choose to work with other large online video platforms to distribute their content if such platforms can offer better products, services or terms than we do. We cannot assure you that we will be able to attract our content creators to upload their content to our platform or renew or enter into license agreements on commercially reasonable terms with our licensors or at all.

In addition, the industry in which we operate is characterized by rapidly changing technologies and changing user expectations. To remain competitive, we must be able to adapt to these changes and innovate in response to evolving user expectations. Developing and integrating new content, products, services and technologies into our existing platform could be expensive and time-consuming, and these efforts may not yield the benefits we expect. If we fail to develop new products, services or innovative technologies on a timely basis, or our new products, services or technologies are not accepted by our users, our business, financial performance and prospects could be materially and adversely affected. We cannot assure you that we can anticipate user preferences and industry changes and respond to such changes in a timely and effective manner.

Our business depends on our ability to provide users with interesting and useful content, which in turn depends on the content contributed by the content creators on our platform.

The quality of the content offered on our platform and our users’ level of engagement are critical to our success. In order to attract and retain users and compete effectively, we must offer interesting and useful content and enhance our users’ viewing experience. It is vital to our operations that we remain sensitive to and responsive to evolving user preferences and offer content that appeals to our users and members. In 2018, PUG video views accounted for 89.0% of our total video views, as compared to 85.5% in 2017. Thus far, we have been generally able to encourage our content creators to create and upload PUGC that is appealing to our users. We have also been providing our content creators with support and guidance in various forms, including technical support for content distribution, editing and uploading. However, we cannot assure you that our content creators can contribute to create popular PUGC for our platform. If our content creators cease to contribute content, or their uploaded content fails to attract or retain our users, we may experience a decline in user traffic and user engagement. If the number of users or the level of user engagement declines, we may suffer a reduction in revenue.

We may not be able to effectively manage our growth and the increased complexity of our business, which could negatively impact our brand and financial performance.

We have experienced rapid growth since our inception in 2011. As we grow our user base and increase the level of user engagement, we may incur increasing costs, such as licensing fees and royalties for licensed content and hosts’ compensation to further expand our content library to meet the growing and diversified demands of our users. If such expansion is not properly managed, it may adversely affect our financial and operating resources without achieving the desired effects.

As we only have a limited history of operating our business at its current scale, it is difficult to evaluate our current business and future prospects, including our ability to grow in the future. In addition, our costs and expenses may increase rapidly as we expand our business and continue to invest in our infrastructure to enhance the performance and reliability of our platform. For example, we may increase our investment in servers and bandwidth to maintain our quality user experience while sustaining the growth of user base. Continued growth could also strain our ability to maintain reliable service levels for our users, content creators and business partners, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our costs and expenses may grow faster than our revenues and may be greater than what we anticipate. If we are unable to generate adequate revenues and to manage our costs and expenses, we may continue to incur losses in the future and may not be able to achieve or subsequently maintain profitability. Managing our growth will require significant expenditures and the allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition could be harmed.

If the content contained within videos, games and other content formats on our platform is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations may be materially and adversely affected.

The PRC government and regulatory authorities have adopted regulations governing content contained within videos, games, and other information over the internet. Under these regulations, internet content providers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent, violent or defamatory. Internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of China. The PRC government and regulatory authorities strengthen the regulations on internet content from time to time, such as the Opinion on Strictly Regulating Online Game Market Management jointly adopted by a few authorities on December 18, 2017, which regulates illegal and improper content in online games. Failure to comply with these requirements may result in the revocation of licenses to provide internet content or other licenses, the closure of the concerned websites and reputational harm. The website operator may also be held liable for such censored information displayed on or linked to their website. In January 2019, China Netcasting Services Association, or the CNSA, issued the Regulations on Administration of Network Short Video Platforms, pursuant to which all content of a short video, including but not limited to its title, description, B-chats and comments, must be reviewed in advance before the content is broadcasted. Furthermore, the number of content reviewers a platform is required to keep must be more than one-thousandth of the number of short videos newly broadcasted on the platform per day. In January 2019, CNSA issued the Censoring Criteria for Network Short Video Contents, which sets forth in details of contents prohibited to be broadcasted, such as violence, pornography, gambling, terrorism, superstitious and illegal or immoral contents. The enactment of these regulations may significantly increase our compliance costs in recruiting additional content reviewers and training them to identify the forbidden contents timely and accurately. Any failure to comply with these regulations may subject us to liability. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Transmission of Audio-Visual Programs.”

In addition to licensed content provided by copyright owners, we allow our users to upload content to our platform. Our users can upload all types of content including user-created and professionally produced content and certain graphical files for the purpose of updating user biographies and content covers. Currently only registered users who have passed our membership exam are allowed to upload content to our platform. We maintain two levels of content management and review procedures to monitor the content uploaded to our platform to ensure that no content that may be deemed to be prohibited by government rules and regulations is posted and to promptly remove any infringing content. Our content screening team is dedicated to screening and monitoring the content uploaded on our platform on a 24-hour, 7-day basis. For more details relating to our content monitoring procedures, see “Item 4. Information on the Company—B. Business Overview—Content Management and Review.” However, there can be no assurance that we can identify all the videos or other content that may violate relevant laws and regulations due to the large amount of content uploaded by our users every day.

Failure to identify and prevent illegal or inappropriate content from being uploaded on our platform may subject us to liability. To the extent that PRC regulatory authorities find any content on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform in the form of take-down orders , or cause our app to be temporarily removed from app stores, or otherwise. For example, Central Cyberspace Administration of the People’s Republic of China conducted a nationwide inspection of major internet platforms providing short-video content, and we were notified by certain smartphone app stores in China that our mobile app had been temporarily removed from July 26, 2018 till August 25, 2018. We implemented the required measures promptly and reinstated the mobile app downloads from those app stores on August 26, 2018. We thereafter conducted a self-inspection by taking a comprehensive review of the content on our platform and have doubled the headcounts of content monitoring personnel. Our app may be removed from app stores again in the future, and such removal could materially and adversely affect our business operations.

In addition, PRC laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in our liability as a platform operator. In the past, we were subject to penalties by PRC regulatory authorities due to our failure to comply with these requirements. For example, we were subject to a fine of RMB20,000 in May 2018 from a local counterpart of the MOC primarily for having inappropriate content operated on our platform. We also may face liability for copyright or trademark infringement, fraud and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through or displayed on our platform.

If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.

The internet and mobile industries in China are highly regulated. Our consolidated affiliated entities are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current PRC regulatory scheme, a number of regulatory agencies, including but not limited to the State Administration of Press, Publication, Radio, Film and Television of China, or the SAPPRFT, the National Radio and Television Administration of the PRC, or the NRTA, and the Propaganda Department of the Central Committee of the Communist Party of China, or the NAPP (the successor of the GAPP, the SARFT and the SAPPRFT), the MOC, the MIIT, the State Council Information Office, and the State Internet Information Office, jointly regulate all major aspects of the internet industry, including the mobile internet and mobile games businesses. Operators must obtain various government approvals and licenses for relevant mobile business.

We have obtained ICP licenses for the provision of internet information services, license for online transmission of audio-visual programs for the provision of internet audio-visual program services, and Online Culture Operating Licenses for operation of online games, and have submitted an application to update our license for online transmission of audio-visual programs to cover the transmission to mobile devices in December 2017. The application is currently under review process of the SAPPRFT. These licenses are essential to the operation of our business and are generally subject to regular government review or renewal. However, we cannot assure you that we can successfully renew these licenses in a timely manner or that these licenses are sufficient to conduct all of our present or future business.

Under regulations issued by the SAPPRFT, the publication of each online game requires approval from the SAPPRFT. As of the date of this annual report, we have obtained approvals from the SAPPRFT for all of the domestic online games and two imported online games exclusively operated by us. After SAPPRFT’s re-organization, we will apply with the NAPP for the approvals for our games in the future. For the online games we jointly operate with third parties, we also require them to obtain requisite approvals from the NAPP, and make filings with the MOC. The NAPP at the national level had suspended the approval of game registration and issuance of publication numbers for online games starting from March 2018, and the MOC at the national level had closed the online filing system for online games starting from July 2018. Although the NAPP later resumed game registration and issued game publication numbers for the first batch of games with an effective date of December 19, 2018, as the regulatory authorities have received a large number of game registration applications to be reviewed during the suspension, it may take some time for the backlog of registration applications to be cleared. As of the date of this annual report, the MOC at the national level has not yet resumed the online filing systems for domestic online games and it is uncertain whether and when will MOC resume the filing system onwards. Therefore, we cannot assure you that we or relevant third parties can obtain the NAPP’s approvals or complete the filing with the MOC for all games on our platform in a timely manner or at all, which could adversely and materially impact our ability to introduce new games, the timetable to launch new games and our business growth.

Moreover, as the provision of online games is deemed to be an internet publication activity, an online game operator must obtain an Internet Publication Service License in order to directly make those games publicly available in China. Although it is not specifically authorized by the NAPP, an online game operator is generally able to publish its games through third-party licensed electronic publishing entities and register the games with the NAPP as electronic publications. Shanghai Hode is planning to apply for the Internet Publishing Service License for our operation of online games. However, there is no assurance that we will be granted such license. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through online games, the imposition of fines, the revocation of our business and operating licenses and the discontinuation or restriction of our operations of online games.

Furthermore, considerable uncertainties exist in relation to the interpretation and implementation of existing and future laws and regulations governing our business activities. For example, in 2009, the SAPPRFT, together with other authorities issued a notice known as Circular 13, which expressly prohibits foreign investors from participating in online game operating businesses in China via wholly foreign-owned entities, China-foreign equity joint ventures or cooperative joint ventures or from controlling over or participating in the operation of domestic online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. While Circular 13 is generally applicable to us and our online game business, the SAPPRFT has not issued any interpretation of Circular 13, and we are not aware that any online game companies which use similar variable interest entity contractual arrangements with ours have been challenged by the SAPPRFT. In addition, under the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs, the introduction or broadcasting of foreign animation in China is subject to approval of the SAPPRFT or its authorized entities. However, approval or filing procedures are not explicitly required in practice by the SAPPRFT for the broadcasting and distribution of foreign animation on the internet only. We have not obtained any approval from, or completed any filing with, the SAPPRFT or competent local counterparts for broadcasting and distribution of foreign animation on our platform. We could be found in violation of any future laws and regulations or of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet or mobile activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties or changes in policies, regulations or enforcement by government authorities, may disrupt our operations and materially and adversely affect our business, financial condition and results of operations.

We derive a substantial majority of our revenues from mobile games. If we fail to launch new games or release upgrades to existing games to grow our game player base, our business and operating results will be materially and adversely affected.

We derived 65.4%, 83.4% and 71.1% of our revenues from mobile games in 2016, 2017 and 2018, respectively, and we derive a significant portion of mobile game revenues from a limited number of games. In 2018, two mobile games accounted for more than 10% of our total mobile game revenues, one for 74.4% and the other for 11.0%. We offer mobile games from third-party game developers and publishers on our platform either on an exclusive or non-exclusive basis. Therefore, we must maintain good relationships with our third-party game developers and copyright owners to obtain access to new popular games on reasonable commercial terms. We may not be able to maintain or renew these agreements on acceptable terms or at all. In such event, we may be unable to continue offering these popular mobile games, and our operating results will be adversely affected. In addition, if our users decide to access these games through our competitors, or if they prefer other mobile games operated by our competitors, our operating results could be materially and adversely affected. In addition, if we fail to launch new games or release upgrades to existing games in a timely manner, or if our games do not achieve expected popularity, we may lose players of our games, which could materially and adversely impact our business. Even in the event that we succeed in launching new games, the new games may divert players away from the existing games on our platform, which may increase player churn and reduce revenues from our existing games.

In addition, the revenue model we adopt for online games may not remain effective, which may cause us to lose players and materially and adversely affect our business, financial condition and results of operations. We derive substantially all of the mobile games revenues from the sale of in-game virtual items. However, we may not be able to continue to successfully implement this model. Furthermore, PRC regulators have been implementing regulations designed to reduce the amount of time that youth spend playing online games. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Anti-fatigue System, Real-name Registration System and Parental Guardianship Project.” A revenue model that does not charge for playing time may be viewed by the PRC regulators as inconsistent with this goal. On the other hand, if we were to start charging for playing time, we may lose our players, and our financial condition and results of operations may be materially and adversely affected.

We face significant competition, primarily from companies that operate online entertainment platforms in China, and we compete with these companies for users, content providers and advertisers.

We face significant competition primarily from companies that operate online entertainment platforms in China designed to engage users, especially Generation Z, and capture their time spent on mobile devices and online. In particular, our competitors mainly include large online video streaming platforms, social media platforms and other platforms offering video products. Some of our competitors have longer operating histories and significantly greater financial resources than we do, and in turn may be able to attract and retain more users, content partners and advertisers. Our competitors may compete with us in a variety of ways, including by obtaining exclusive online distribution rights for popular content, conducting brand promotions and other marketing activities, and making acquisitions. If any of our competitors provides comparable or better user experience, our user traffic could decline significantly. We have exclusive distribution rights only for certain PUGC on our platform. Our content creators are generally free to post their content on our competitors’ platforms, which may divert user traffic from our platform, and adversely affect our user traffic and thus our operations.

We believe that our ability to compete effectively depends upon many factors, some of which are beyond our control, including:

•                  the popularity, usefulness, ease of use, performance and reliability of our platform, products and services compared to those of our competitors;

•                  the amount, quality and timeliness of content on our platform, especially the amount and quality of the PUGC generated by our content creators;

•                  the environment and culture of our user communities;

•                  our ability, and the ability of our competitors, to develop new products and services and enhancements to existing products and services to keep up with user preferences and demands;

•                  the inventory size, quality and size of player base of the games we operate;

•                  our ability to establish and maintain relationships with content providers and partners;

•                  our ability to monetize our services;

•                  changes mandated by legislation, regulations or government policies, some of which may have a disproportionate effect on us;

•                  acquisitions or consolidation within our industry, which may result in more formidable competitors; and

•                  our reputation and brand strength relative to our competitors.

Increases in the costs of content on our platform may have an adverse effect on our business, financial condition and results of operations.

We need to acquire or produce popular content to provide our users with an engaging and satisfying viewing experience. The acquisition of such content depends on our ability to retain our content creators and hosts of our live broadcasting program. As our business develops, we may incur increasing revenue-sharing costs to compensate our content creators and hosts of our live broadcasting program or producing original content. Increases in market prices for licensed content may also have an adverse effect on our business, financial condition and results of operations. If we are not able to procure licensed content at commercially acceptable costs, our business and results of operations will be adversely impacted. In addition, if we are unable to generate sufficient revenues to outpace the increase in market prices for licensed content, our business, financial condition and results of operations may be adversely affected. In 2018, we started to devote more resources in producing our original content. We rely on our in-house team to generate creative ideas for original content and to supervise the original content origination and production process, and we intend to continue to invest resources in content production. If we are not able to compete effectively for talents or attract and retain top talents at reasonable costs, our original content production capabilities would be negatively impacted.

We may be subject to intellectual property infringement claims or other allegations, which could result in material damage to our reputation and brand image, payment of substantial damages, penalties and fines, removal of relevant content from our platform or seeking license arrangements which may not be available on commercially reasonable terms.

Content posted on our platform may expose us to allegations by third parties of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of third-party rights. We have been involved in litigation based on allegations of infringement of third-party copyright due to the content available on our platform. We are currently involved in approximately 70 lawsuits based on allegations of infringement of third-party copyright due to the content posted on our platform, none of which is material to our company on an individual basis.

Our failure to identify unauthorized videos posted on our platform may subject us to claims of infringement of third-party intellectual property rights or other rights. Although we maintain content management and review procedures to monitor the content uploaded to our platform, due to the large number of videos uploaded, we may not be able to identify all content that may infringe on third-party rights. Such failure may subject us to potential claims and lawsuits, defending of which may impose a significant burden on our management and employees, and there can be no assurance that we will obtain final outcomes that are favorable to us. In addition, we may be subject to administrative actions brought by the National Copyright Administration of China or its local branches or related law enforcement departments for alleged copyright infringement.

The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes a more common way to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims. Under relevant PRC laws and regulations, online service providers which provide storage space for users to upload works or links to other services or content could be held liable for copyright infringement under various circumstances, including situations where an online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes the copyrights of others and the provider realizes economic benefits from such infringement activities. In certain cases in China, the courts have found an online service provider to be liable for the copyrighted content posted by users which was accessible from and stored on such provider’s servers.

Although we have not been subject to claims or lawsuits outside China, we may become subject to copyright laws in other jurisdictions, such as the United States, by virtue of our listing in the United States, the ability of users to access our videos from the United States and other jurisdictions, the ownership of our ADSs by investors, and the extraterritorial application of foreign law by foreign courts or otherwise. In addition, as a publicly listed company, we may be exposed to increased risk of litigation. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to (i) pay substantial statutory or other damages and fines, (ii) remove relevant content from our platform, or (iii) enter into royalty or license agreements which may not be available on commercially reasonable terms or at all.

In addition, although we have required our users to post only legally compliant and inoffensive materials and have set up screening procedures, our screening procedures may fail to screen out all potentially offensive or non-compliant user-generated content and, even if properly screened, a third party may still find user-generated content posted on our platform offensive and take action against us in connection with the posting of such content. We may also face litigation or administrative actions for defamation, negligence or other purported injuries resulting from the content we provide or the nature of our services. Such litigation and administrative actions, with or without merit, may be expensive and time-consuming, result in significant diversion of resources and management attention from our operations, and adversely affect our brand image and reputation.

Furthermore, our app may be taken down temporarily from Apple app store or other apps markets for copyright reasons, and we may be subject to copyright infringement claims brought by our competitors, which, malicious or not, may be time-consuming to defend and disrupting to our operations.

We may not be able to prevent others from unauthorized use of our intellectual property, unfair competition, defamation or other violations of our rights, which could harm our business and competitive position.

We have invested significant resources to develop our own intellectual property and acquire licenses to use and distribute the intellectual property of others on our platform. Failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation. Further, others may engage in conduct that constitutes unfair competition, defamation or other violations of our rights, which could harm our business, reputation and competitive position.

Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other developed countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Other unlawful conduct against us is also difficult to prevent and police. We cannot assure you that the steps we have taken will prevent misappropriation of our rights. From time to time, we may have to resort to litigation to enforce our rights, which could result in substantial costs and diversion of our resources.

Many of our products and services contain open source software, which may pose particular risks to our proprietary software, products and services in a manner that negatively affects our business.

We use open source software in our products and services and will use open source software in the future. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we may face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully.

Furthermore, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely. As a result, we may be unable to prevent our competitors or others from using such software source code contributed by us.

Our live broadcasting business is still in its early stage of monetization, and we face intense competition for users and hosts, as well as strict regulatory supervision by government authorities.

Our live broadcasting business is still in its early stage. We face significant competition in the live broadcasting business for both users and hosts. The live broadcasting program on our platform primarily focuses on interest areas such as animation, comics and games, e-sports events, animals and pets, art and lifestyle. We cannot assure you that such content will continue to attract new users and retain existing ones. We have entered into exclusive cooperation agreements with certain popular hosts on our platform. We may not be able to maintain or renew these agreements on acceptable terms or at all. In such event, we may be unable to retain these popular hosts on our platform, and our operating results will be adversely affected. In addition, the costs attributed to hosts’ compensation have increased significantly in China during the past few years for companies that provide such services. If we are unable to generate sufficient revenues to outpace the increase in such compensation, we may lose opportunities to retain the popular hosts on our platform and thus incur more losses. In addition, the compensation we pay to the hosts could significantly increase our cost of revenues and materially adversely affect our margins, financial condition and results of operations.

In addition, our live broadcasting services may be abused by hosts and other users. We have an internal control system in place to review and monitor live broadcasting streams and will shut down those streams that may violate PRC laws and regulations. However, we may not identify all such streams and content. Failure to comply with applicable laws and regulations may result in the revocation of our licenses to provide internet content or other licenses, the closure of the concerned platforms and reputational harm. We may also be held liable for such censored information displayed on our platform.

We have a unique community culture that is vital to our success. Our operations may be materially and adversely affected if we fail to maintain our culture and brand image within our addressable user communities.

Our users have developed a unique community culture that distinguishes us from other online content providers. Our users come to our platform for creative content covering a wide array of cultures and interests as well as for strong, vibrant and safe communities. We believe that maintaining and promoting such community culture is critical to retaining and expanding our user base. We have taken multiple initiatives to preserve our community culture and values, such as requiring users to pass a membership exam before they are allowed to send B-chats and utilize other interactive functions on our platform, and temporarily blocking or permanently deleting accounts of users who posted inappropriate content or comments.

Despite our efforts, we may be unable to maintain and foster our unique community culture and cease to be the preferred platform for our target users and content creators. As our user base is expanding, we may have difficulties in guiding our new users to honor and abide by our community values despite the initiatives we have adopted and may adopt in the future. In such event, our user engagement and loyalty may suffer, which would in turn negatively affect user traffic and our attractiveness to other customers and partners. In addition, frictions among our users and inflammatory comments posted by internet trolls may damage our community culture and brand image, which would be detrimental to our operations. Historically, some incidents of intense frictions among our users who belonged to different micro-interests and fans groups disrupted our operations. Users who have met through our services may become involved in emotionally charged situations and could suffer adverse moral, emotional or physical consequences. Such events could be highly publicized and have a significant negative impact on our reputation. Government authorities may require us to discontinue or restrict the relevant services. As a result, our business could suffer and our user base and results of operations may be materially and adversely affected.

If we fail to develop effective advertising products and system, retain existing advertisers or attract new advertisers to advertise on our platform, or if we are unable to collect accounts receivable from the advertisers or advertising agencies in a timely manner, our financial condition, results of operations and prospects may be materially and adversely affected.

We generate a portion of our revenues from advertising. We enter into contracts with both advertisers and third-party advertising agencies, and the financial soundness of these customers may affect our collection of accounts receivable. We make a credit assessment of the advertiser and advertising agency to evaluate the collectability of the advertising service fees before entering into an advertising contract. However, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each advertiser or advertising agency, and any inability of advertisers or advertising agencies to pay us in a timely manner may adversely affect our liquidity and cash flows.

Our ability to generate and maintain our advertising revenues depends on a number of factors, including the maintenance and enhancement of our brand, the scale, engagement and loyalty of our users and the market competition on advertising prices. We cannot assure you that we will be able to retain existing advertisers or advertising agencies or attract new ones. If we fail to retain and enhance our relationships with third-party advertising agencies or advertisers themselves, our business, results of operations and prospects may be adversely affected.

We may not be successful in developing relationships with key participants in the mobile industry or in developing services that operate effectively with these operating systems, networks, devices and standards.

We make our products and services available across a variety of operating systems, mainly on mobile devices and personal computers. As mobile usage accelerates, we expect to generate a large portion of our business and revenues from mobile. If we are unable to successfully capture and retain the growing number of users that access internet services through mobile devices, or if we are slower than our competitors in developing attractive products and services adaptable for mobile devices, we may fail to capture a significant share or an increasingly important portion of the market or may lose existing users. In addition, even if we are able to retain the increasing number of mobile users, we may not be able to successfully monetize them in the future.

We depend on the interoperability of our products and services with popular devices, desktop and mobile operating systems and web browsers that we do not control, such as Windows, Mac OS, Android, iOS, and others. Any changes in devices or their systems that degrade the functionality of our products and services or give preferential treatment to competitive products or services could adversely affect usage of our products and services. We may not be successful in developing relationships with key participants in the mobile industry or in developing services that operate effectively with these operating systems, networks, devices and standards. Further, if the number of systems, networks and devices for which we develop our products and services increases, it will result in an increase in our costs and expenses, and adversely affect our gross margin and results of operation.

Any malfunction, capacity constraint or operation interruption for any extended period may have an adverse impact on our business.

Our ability to provide superior user experience on our platform depends on the continuous and reliable operation of our IT systems. We cannot assure you that we will be able to procure sufficient bandwidth in a timely manner or on acceptable terms or at all. Failure to do so may significantly impair user experience on our platform and decrease the overall effectiveness of our platform to users, content providers and advertisers. Our IT systems and proprietary content distribution network are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm our IT systems. Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could damage our reputation and cause our users, content providers and advertisers to migrate to our competitors’ platforms. If we experience frequent or persistent service disruptions, whether caused by failures of our own IT systems or those of third-party service providers, our user experience may be negatively affected, which in turn may have a material and adverse effect on our reputation and business. We cannot assure you that we will be successful in minimizing the frequency or duration of service interruptions. As the number of our users increases and our users generate more content on our platform, we may be required to expand and adapt our technology and infrastructure to reliably store and process content. It may become increasingly difficult to maintain and improve the performance of our platform, especially during peak usage times, as our services become more complex and our user traffic increases.

Any compromise of the cyber security of our platform could materially and adversely affect our business, operations and reputation.

Our products and services involve the storage and transmission of users’ and other customers’ information, and security breaches expose us to a risk of loss of this information, litigation and potential liability. We experience cyber-attacks of varying degrees from time to time, and we have been able to rectify attacks without significant impact to our operations in the past. Our security measures may also be breached due to employee error, malfeasance or otherwise. Additionally, outside parties may attempt to fraudulently induce employees, users or other customers to disclose sensitive information in order to gain access to our data or our users’ or other customers’ data or accounts, or may otherwise obtain access to such data or accounts. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we could lose users and other customers, and may be exposed to significant legal and financial risks, including legal claims and regulatory fines and penalties. Any of these actions could have a material and adverse effect on our business, reputation and results of operations.

Undetected programming errors or flaws or failure to maintain effective customer service could harm our reputation or decrease market acceptance of our products and services, which would materially and adversely affect our results of operations.

The video programs, including advertising video programs, on our platform may contain programming errors that may only become apparent after their release. We generally have been able to resolve such flaws and errors. However, we cannot assure you that we will be able to detect and resolve all these programming errors effectively. Undetected programming errors could adversely affect our user experience and market acceptance.

Our software has contained, and may now or in the future contain, errors, bugs or vulnerabilities. Any errors, bugs or vulnerabilities discovered in our code after release could result in damage to our reputation, loss of users, loss of content providers, loss of revenue or liability for damages, any of which could adversely affect our business and operating results.

Privacy concerns relating to our products and services and the use of user information could damage our reputation, deter current and potential users and customers from using our products.

We collect personal data from our users in order to better understand our users and their needs for the purpose of our content feeds recommendation and to help our advertisement customers target specific demographic groups. Concerns about the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users and other customers and adversely affect our results of operations. While we strive to comply with applicable data protection laws and regulations, as well as our privacy policies pursuant to our terms of use and other obligations we may have with respect to privacy and data protection, any failure or perceived failure to comply with these laws, regulations or policies may result in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose users and customers and have an adverse effect on our business and results of operations.

Any systems failure or compromise of our security that results in the unauthorized access to or release of our users’ or other customers’ data could significantly limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business. We expect to expend significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of services we offer and increase the size of our users base.

Our practices may become inconsistent with new laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

We utilize payment collection channels to collect proceeds from our paying users’ purchases. Any failure by those payment collection channels to process payments effectively and securely may materially and adversely affect our revenue realization and brand recognition.

We depend on the billing and payment systems of third parties such as online third-party payment processors to maintain accurate records of payments of sales proceeds by paying users and collect such payments. We receive periodic statements from these third parties which indicate the aggregate amount of fees that were charged to paying users of our products and services. Our business and results of operations could be adversely affected if these third parties fail to accurately account for or calculate the revenues generated from the sales of our products and services. If there are security breaches or failure or errors in the payment process of these third parties, user experience may be affected and our business results may be negatively impacted.

Failure to timely collect our receivables from third parties whose billing and payment systems we use and third-party payment processors may adversely affect our cash flows. Our third-party payment processors may from time to time experience cash flow difficulties. Consequently, they may delay their payments to us or fail to pay us at all. Any delay in payment or inability of current or potential third-party payment processors to pay us may significantly harm our cash flow and results of operations.

We also do not have control over the security measures of our third-party payment service providers, and security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet security breach were to occur, users concerned about the security of their online payments may become reluctant to purchase our products through payment service providers even if the publicized breach did not involve payment systems or methods used by us. In addition, billing software errors could damage user confidence in these payment systems. If any of the above were to occur and damage our reputation or the perceived security of the payment systems we use, we may lose paying users as they may be discouraged from purchasing products or services on our platform, which may have an adverse effect on our business and results of operations.

Our success depends on the efforts of our key employees, including our senior management members and other technology talents. If we fail to hire, retain and motivate our key employees, our business may suffer.

We depend on the continued contributions of our senior management and other key employees, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key employees could harm our business. Competition for qualified talent in China is intense, particularly in the internet and technology industries. Our future success depends on our ability to attract a large number of qualified employees and retain existing key employees. If we are unable to do so, our business and growth may be materially and adversely affected and the trading price of our ADSs could suffer. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including stock-based compensation.

We have granted, and may continue to grant, options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted a global share incentive plan in 2014 and a share incentive plan in 2018, which we refer to as the Global Share Plan and the 2018 Plan, respectively, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under each of the share incentive plans, we are authorized to grant options and other types of awards. As of the date of this annual report, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Global Share Plan is 19,880,315 ordinary shares, subject to amendment. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan is 6,962,069. As of March 18, 2019, awards to purchase 8,915,105 ordinary shares under the Global Share Plan and 2,516,800 ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. Some of our outstanding awards set the completion of an initial public offering of our ordinary shares as performance condition for vesting. As a result, a number of awards have become vested upon the completion of our initial public offering, and we have then recorded share-based compensation expenses related to those awards on the completion date of our initial public offering. As of December 31, 2018, our unrecognized share-based compensation expenses relating to unvested awards amounted to RMB346.8 million (US$50.4 million).

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

We are not required to provide a report of management on our internal control over financial reporting and our independent registered public accounting firm is not required to conduct an audit of our internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission, or the SEC, for newly public companies. In auditing our consolidated financial statements for the fiscal years ended December 31, 2016, 2017 and 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2018, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States (PCAOB).

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to our lack of sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The material weakness, if not timely remedied, may have led to significant misstatements in our consolidated financial statements in the future.

Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remedy the material weakness. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We rely on certain key operating metrics to evaluate the performance of our business, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We rely on certain key operating metrics, such as MAU, to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. We calculate these operating metrics using internal company data that have not been independently verified. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business. If investors make investment decisions based on operating metrics we disclose that are inaccurate, we may also face potential lawsuits or disputes.

We do not have any business insurance coverage.

The insurance industry in China is still in an early stage of development, and insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain property insurance, product liability insurance or key-man insurance. We consider this practice to be reasonable in light of the nature of our business and the insurance products that are available in China and in line with the practices of other companies in the same industry of similar size in China. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics. In recent years, there have been breakouts of epidemics in China and globally. Our operations could be disrupted if one of our employees is suspected of having H1N1 flu, avian flu or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the PRC economy in general and the mobile internet industry in particular.

We are also vulnerable to natural disasters and other calamities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board and consequently investors may be deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issued the audit reports included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Our auditor is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and the PCAOB will take to address the problem.

This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Certain of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant PRC laws. The failure to register leasehold interests may expose us to potential fines.

We have not registered certain of our lease agreements with the relevant government authorities. Under the relevant PRC laws and regulations, we may be required to register and file with the relevant government authority executed leases. The failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but the competent housing authorities may order us to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease if we fail to complete the registration within the prescribed timeframe.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of our ordinary shares from Nasdaq or the termination of the registration of our ordinary shares under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ordinary shares in the United States.

Difficulties in identifying, consummating and integrating acquisitions and alliances and potential write-off in connection with our investment or acquisitions may have a material and adverse effect on our business and results of operations.

We have acquired, and may in the future acquire, companies that are complementary to our business. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see fit. For example, in September 2018, we entered into an agreement to increase our shareholding and acquire majority equity interests in Zenith Group Holdings Co., Limited, the owner of a series of famous virtual singers, such as Luo Tianyi. In December 2018, we entered into an agreement with certain affiliates of NetEase, Inc. to acquire NetEase Comics business, including copyrights of a large number of storylines from leading publishers and comic artists. In December 2018, we entered into an agreement to increase our shareholdings and to acquire majority equity interests in Maoer Inc., also known as MissEvan, an audio platform offering audiobooks.

However, past and future acquisitions, partnerships or alliances may expose us to potential risks, including risks associated with:

•                  the integration of new operations and the retention of customers and personnel;

•                  significant volatility in our operating profit (loss) due to changes in the fair value of our contingent purchase consideration payable;

•                  unforeseen or hidden liabilities, including those associated with different business practices;

•                  the diversion of management’s attention and resources from our existing business and technology by acquisition, transition and integration activities;

•                  failure to achieve synergies with our existing business and generate revenues as anticipated;

•                  failure of the newly acquired businesses, technologies, services and products to perform as anticipated;

•                  inability to generate sufficient revenues to offset additional costs and expenses;

•                  breach or termination of key agreements by the counterparties;

•                  the costs of acquisitions;

•                  international operations conducted by some of our subsidiaries;

•                  any different interpretations on contingent purchase consideration; or

•                  the potential loss of, or harm to, relationships with both our employees and customers resulting from our integration of new businesses.

Any of the potential risks listed above could have a material and adverse effect on our ability to manage our business and our results of operation.

In addition, we record goodwill if the purchase price we pay in the acquisitions exceeded the amount assigned to the fair value of the net assets or business acquired. We are required to test our goodwill and intangible assets for impairment annually or more frequently if events or changes in circumstances indicate that they may be impaired. We may record impairment of goodwill and intangible assets acquired in connection with our acquisitions if the carrying value of our goodwill and related intangible assets acquired in connection with our past or future acquisitions are determined to be impaired. We cannot be assured the acquired businesses, technologies, services and products from our past acquisitions and any potential transaction will generate sufficient revenue to offset the associated costs or other potential unforeseen adverse effects on our business.

Any financial or economic crisis, or perceived threat of such a crisis may materially and adversely affect our business, financial condition and results of operations.

The global financial markets experienced significant disruptions in 2008 and the United States, European and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global financial markets are facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the hostilities in the Ukraine, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. It is unclear whether these challenges will be contained and what effects they each may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. Recently there have been signs that the rate of China’s and global economic growth is declining. Any prolonged slowdown in global economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and dramatic changes in business.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content and online game operations. Specifically, foreign ownership of an internet content provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business. We are a company registered in the Cayman Islands and Hode Technology (our WFOE) is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China mainly through Shanghai Kuanyu and Shanghai Hode (our VIEs) and their respective subsidiaries, based on a series of contractual arrangements by and among Hode Technology, our VIEs, and their shareholders. As a result of these contractual arrangements, we exert control over our consolidated affiliated entities and consolidate their financial results in our financial statements under U.S. GAAP. Our consolidated affiliated entities hold the licenses, approvals and key assets that are essential for our operations.

In the opinion of our PRC counsel, Tian Yuan Law Firm, based on its understanding of the relevant PRC laws and regulations, each of the contracts among Hode Technology, our VIEs and their shareholders is valid, binding and enforceable in accordance with its terms. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. If we are found in violation of any PRC laws or regulations or if the contractual arrangements among Hode Technology, our VIEs and their shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•                  revoking the business licenses and/or operating licenses of such entities;

•                  imposing fines on us;

•                  confiscating any of our income that they deem to be obtained through illegal operations;

•                  discontinuing or placing restrictions or onerous conditions on our operations;

•                  placing restrictions on our right to collect revenues;

•                  shutting down our servers or blocking our app/websites;

•                  requiring us to restructure the operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•                  imposing additional conditions or requirements with which we may not be able to comply; or

•                  taking other regulatory or enforcement actions against us that could be harmful to our business.

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business operations. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of our consolidated affiliated entities or the right to receive their economic benefits, we would no longer be able to consolidate their financial results.

We rely on contractual arrangements with our VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

Due to PRC restrictions or prohibitions on foreign ownership of internet and other related businesses in China, we operate our business in China through our VIEs and their subsidiaries, in which we have no ownership interest. We rely on a series of contractual arrangements with our VIEs and their shareholders, including the powers of attorney, to control and operate business of our consolidated affiliated entities. These contractual arrangements are intended to provide us with effective control over our consolidated affiliated entities and allow us to obtain economic benefits from them. See “Item 4. Information on the Company—C. Organizational Structure.” for more details about these contractual arrangements. In particular, our ability to control the consolidated affiliated entities depends on the powers of attorney, pursuant to which Hode Technology (our WFOE) can vote on all matters requiring shareholder approval in our VIEs. We believe these powers of attorney are legally enforceable but may not be as effective as direct equity ownership.

Although we have been advised by our PRC counsel, Tian Yuan Law Firm, that each of the contracts among Hode Technology, our VIEs and their shareholders is valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over our VIEs and their subsidiaries as direct ownership. If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. These contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal system in China, particularly as it relates to arbitration proceedings, is not as developed as the legal system in many other jurisdictions, such as the United States. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs and may lose control over the assets owned by our VIEs. As a result, we may be unable to consolidate the financial results of such entities in our consolidated financial statements, our ability to conduct our business may be negatively affected, and our operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

We may lose the ability to use and enjoy assets held by our VIEs and their subsidiaries that are important to our business if our VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Our VIEs hold certain assets that are important to our operations, including the ICP License, License for Online Transmission of Audio-visual Programs and the Online Culture Operating Permit. Under our contractual arrangements, the shareholders of our VIEs may not voluntarily liquidate our VIEs or approve them to sell, transfer, mortgage or dispose of their assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate our VIEs, or our VIEs declare bankruptcy, or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if our VIEs or their subsidiaries undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements we have entered into with our VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our WFOE, our VIEs and their shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require that our VIEs adjust their taxable income upward for PRC tax purposes. Such an adjustment could increase our VIEs’ tax expenses without reducing the tax expenses of our WFOE, subject our VIEs to late payment fees and other penalties for under-payment of taxes, and result in the loss of any preferential tax treatment our WFOE may have. As a result, our consolidated results of operations may be adversely affected.

If the chops of our PRC subsidiaries, our VIEs and their subsidiaries, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries, our VIEs and their subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of our VIEs include Yi Xu, Rui Chen, Xi Cao, Qian Wei and Ni Li, who are also our shareholders, and, in some cases are our directors or officers. Conflicts of interest may arise between the roles of them as shareholders, directors or officers of our company and as shareholders of our VIEs. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. The shareholders of our VIEs have executed powers of attorney to appoint Hode Technology (our WFOE) or a person designated by Hode Technology to vote on their behalf and exercise voting rights as shareholders of our VIEs. We cannot assure you that when conflicts arise, these shareholders will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, a wholly foreign-owned enterprise in China, such as Hode Technology, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. At the discretion of the board of directors of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Substantial uncertainties exist with respect to how the Foreign Investment Law may impact the viability of our current corporate structure and operations.

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law, which will become effective on January 1, 2020, or the Foreign Investment Law. The Foreign Investment Law will replace the Law on Sino foreign Equity Joint Ventures, the Law on Sino foreign Contractual Joint Ventures and the Law on Foreign-capital Enterprises, together with their implementation rules and ancillary regulations. The Foreign Investment Law will be the principal legal guidance for foreign investment in the PRC.

The Foreign Investment Law removes all references to the terms of “de facto control” or “contractual control” as defined in the draft published in 2015 by the Ministry of Commerce, or MOFCOM. However, the Foreign Investment Law has a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, the State Council may in the future promulgate laws and regulations that deem investments made by foreign investors through contractual arrangements as “foreign investment,” and our contractual arrangements may be subject to and be deemed to violate the market entry requirements in China. The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See Item 4.C “—Organizational Structure.”

In addition, the Foreign Investment Law further specifies that foreign investments shall be conducted in line with the “negative list” to be issued or approved to be issued by the State Council. The internet content service, internet audio-visual program services and online culture activities that we conduct through our consolidated affiliated entities are subject to foreign investment restrictions set forth in the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2018) (2018 Negative List) issued by MOFCOM and the National Development and Reform Commission. It is uncertain whether the industry of internet content service, internet audio-visual program services and online culture activities, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions under the then updated “negative list” to be issued. If the then updated “negative list” requires companies with existing VIE structure like us to take further actions, such as MOC market entry clearance, we will face uncertainties as to whether such clearance can be timely obtained, or at all.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes and court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

Regulation and censorship of information disseminated over the mobile and internet in China may adversely affect our business and subject us to liability for content posted on our platform.

Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements on the distribution of information over the mobile and internet. Under these rules and regulations, content service providers are prohibited from posting or displaying over the mobile or internet content that, among others, violates PRC laws and regulations, impairs the national dignity of China or the public interest, is obscene, superstitious, fraudulent or defamatory, or may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of China. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Information Security and Privacy Protection.” In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by, or revoke licenses of, any internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. For example, in 2016, the National Office of Combating Pornography and Illegal Publications, the State Internet Information Office, the Ministry of Industry and Information Technology, or the MIIT, the Ministry of Culture, or the MOC, and the Ministry of Public Security jointly launched a “Clean Up the Internet 2016” campaign. Based on publicly available information, the campaign aims to eliminate pornographic information and content in the internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. During the campaign, relevant government authorities shut down 2,500 websites, removed 15,000 links and closed 310,000 accounts. Certain major public internet companies voluntarily initiated self-investigations to filter and remove content from their websites and cloud servers. In 2017, the regulatory authorities jointly initiated a “Clean Up the Internet 2017” campaign and, based on the publicly available information on November 7, 2017, 1,655 websites have been shut down during the campaign. In January 2019, CNSA, issued the Regulations on Administration of Network Short Video Platforms and Censoring Criteria for Network Short Video Contents to tighten the censorship on short video contents. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Transmission of Audio-Visual Programs.”

We endeavor to eliminate illicit content from our platform. We have made substantial investments in resources to monitor content that users post on our platform and the way in which our users engage with each other through our platform. In the past, we have terminated certain user accounts in order to eliminate spam, fictitious accounts and indecent content from our platform. We use a variety of methods to ensure our platform remains a healthy and positive experience for our users, including a designated content management team and our own data analytics software. Although we employ these methods to filter our users and content posted by our users, we cannot be sure that our internal content control efforts will be sufficient to remove all content that may be viewed as indecent or otherwise non-compliant with PRC law and regulations. Government standards and interpretations as to what constitutes illicit online content or behavior are subject to interpretation and may change.

We have paid fines in connection with content posted on our platform, and government standards and interpretations may change in a manner that could render our current monitoring efforts insufficient. The PRC government has wide discretion in regulating online activities and, irrespective of our efforts to control the content on our platform, government campaigns and other actions to reduce illicit content and activities could subject us to negative press or regulatory challenges and sanctions, including imposition of fines, suspension or revocation of our licenses to operate in China or a ban of our platform, including closure of one or more parts of or our entire business. Further, our senior management could be held criminally liable if we are deemed to be profiting from illicit content on our platform. Although our operations have not been materially adversely affected by government campaigns or any other regulatory actions in the past, we cannot assure you that our business and operations will be immune from government actions or sanctions in the future. If government actions or sanctions are brought against us, or if there are widespread rumors that government actions or sanctions have been brought against us, our reputation could be harmed, we may lose users and other customers, our revenues and results of operation may be materially and adversely affected and the value of our ADSs could be dramatically reduced.

In March 2018, the SAPPRFT issued a notice to further regulate the transmission of internet audio-visual programs. Due to the lack of clarification and detailed implementation rules, it is unclear to us whether and how this notice would be applicable to the PUGC content posted on our platform by our users. We have conducted a review of the content that may be implicated on our platform and believe our current content monitoring measures in place are adequate. However, given the uncertainty in the interpretation and implementation of this notice, we may be required to subsequently implement further content monitoring measures, which could materially and adversely affect our business, financial condition and results of operations. For further information regarding this notice, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Transmission of Audio-Visual Programs.”

Adverse changes in economic and political policies of the PRC government could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.

A substantial majority of our revenues is sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors.

The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

Currently there is no law or regulation specifically governing virtual asset property rights and therefore it is not clear what liabilities, if any, online game operators may have for virtual assets.

While playing online games or participating on platform activities, our users acquire and accumulate some virtual assets, such as special equipment and other accessories. Such virtual assets can be important to online game players and have monetary value and, in some cases, are sold for actual money. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the game account of one user by other users and occasionally through data loss caused by a delay of network service, a network crash or hacking activities. Under the General Provisions of Civil Law effective in October 2017, ownership of data and virtual assets are civil rights protected by laws. However, there is currently no further PRC law or regulation specifically governing virtual asset property rights. As a result, there is uncertainty as to who the legal owner of virtual assets is, whether and how the ownership of virtual assets is protected by law, and whether an operator of online games such as us would have any liability to game players or other interested parties (whether in contract, tort or otherwise) for loss of such virtual assets. Based on several PRC court judgments, courts generally required the online game operators to provide well-developed security systems to protect virtual assets owned by players and some courts required game operators to return the virtual items or found game operators liable for the loss and damage incurred therefrom if the online game operators are found to be in default or violate players’ rights. In case of a loss of virtual assets, we may be sued by our game players or users and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations.

Restrictions on virtual currency may adversely affect our online game revenues.

Our revenues from mobile games are collected through the online sale of in-game currencies, which are considered to be the “virtual currency” as such term is defined in the Notice on Strengthening the Administration of Online Game Virtual Currency, which was jointly issued by the MOC and MOFCOM in 2009. PRC laws and regulations, including this notice, have provided various restrictions on virtual currency and imposed various requirements and obligations on online game operators with respect to the virtual currency used in their games, including that (i) any entity engaged in the services relating to the issuance or trading of virtual currencies for online gaming shall comply with the conditions relevant to the establishment of an internet culture entity for business purpose and file an application with the provincial administrative department of culture at its locality for preliminary examination and then with the MOC for approval; (ii) the total amount of virtual currency issued by online game operators and the amount purchased by individual users in China is subject to limits, and online game operators are required to report the total amount of their issued virtual currency on a quarterly basis and are prohibited from issuing disproportionate amounts of virtual currency in order to generate revenues; (iii) virtual currency may only be provided to users in exchange for payment in RMB and may only be used to pay for virtual goods and services of the issuer of the currency, and online game operators are required to keep transaction data records for no less than 180 days; (iv) online game operators are prohibited from providing lucky draws or lotteries that are conducted on the condition that participants contribute cash or virtual currency in exchange for game props or virtual currencies; (v) online game operators are prohibited from providing virtual currency trading services to minors; and (vi) companies involved with virtual currency in China must be either issuers or trading platforms, and may not operate simultaneously both as issuers and as trading platforms. The MOC issued the Notice of Ministry of Culture on Regulating Online Game Operation Strengthening Interim and Ex-post Supervision, effective on May 1, 2017, which stipulates that online game operators may not allow online game virtual currency to be exchanged for real currency or physical items, except that, when online game operators cease offering their online game products and services to users, the operators may repay the users with real currency or other actual physical or intangible assets for unused virtual currency. We must tailor our business model carefully, including designing and operating our databases to maintain user information for the minimum required period, in order to comply with the current PRC laws and regulations, including the foregoing notices, in a manner that in many cases can be expected to result in an adverse impact on our online game revenues.

Advertisements shown on our platform may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true and accurate and in compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to internet posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained. Violation of these laws and regulations may subject us to penalties, including imposition of fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC governmental authorities may force us to terminate our advertising operations or revoke our licenses.

While we have made significant efforts to ensure that the advertisements shown on our platform are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise, which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, effective in 2008 and last amended on December 29, 2018, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of PRC-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, the SAT issued the Administrative Measures for Enterprise Income Tax of PRC-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, effective 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered as a PRC tax resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in China; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in China. SAT Bulletin 45 specifies that when provided with a copy of a PRC tax resident determination certificate from a resident PRC controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the PRC-sourced dividends, interest and royalties to the PRC controlled offshore incorporated enterprise.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

In addition, the SAT issued the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions in January 2014 to provide more guidance on the implementation of SAT Circular 82. This bulletin further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered. From the year in which the entity is determined to be a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the enterprise income tax law and its implementing rules.

If the PRC tax authorities determine that we or any of our non-PRC subsidiaries is a PRC resident enterprise for PRC enterprise income tax purposes, then we or any such non-PRC subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially affect our financial performance. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

If the PRC tax authorities determine that our company is a PRC resident enterprise for PRC enterprise income tax purposes, gains realized on the sale or other disposition of ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment in the ADSs.

There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC Enterprise Income Tax Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside China, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our current PRC subsidiaries are wholly owned by our Hong Kong subsidiaries, including Hode HK and Zenith Group Holdings Co., Limited, and our Hong Kong sub-subsidiary Miaosila HK Limited. Accordingly, Hode HK may qualify for a 5% tax rate in respect of distributions from its PRC subsidiaries. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated in 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (i) the taxpayer must be the beneficial owner of the relevant dividends, and (ii) the corporate shareholder to receive dividends from the PRC subsidiaries must have met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the SAT promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties in 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining “beneficial owner” status.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, which provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiaries.

We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors.

In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, as amended in 2017. Pursuant to this bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payer fails to withhold any or sufficient tax, the transferor is required to declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of SAT Bulletin 7. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under SAT Bulletin 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Discontinuation of any of the preferential tax treatments available to us or imposition of any additional taxes could adversely affect our financial condition and results of operations.

The EIT Law and its implementation rules, effective 2008, unified the previously-existing separate income tax laws for domestic enterprises and FIEs and adopted a unified 25% EIT rate applicable to all resident enterprises in China, subject to certain exceptions. In addition, certain enterprises may enjoy a preferential EIT rate of 15% under the EIT Law if they qualify as High and New Technology Enterprise, or HNTE, subject to various qualification criteria. In 2017, Shanghai Hode qualified as a HNTE which allows it to enjoy a three-year preferential EIT rate of 15% from 2017. In 2018, Shanghai Bilibili Technology Co., Ltd. qualified as a HNTE which allows it to enjoy a three-year preferential EIT rate of 15% from 2018. If Shanghai Hode or Shanghai Bilibili Technology Co., Ltd. fail to maintain or renew their HNTE status, their applicable EIT rate may be increased to 25%, which could have a material adverse effect on our financial condition and results of operations.

There are uncertainties with respect to value-added tax rates relating to the tax liabilities of our PRC subsidiaries.

The PRC Ministry of Finance, the SAT and the General Administration of Customs promulgated the Announcement on Policies to Deepen Value-Added Tax Reform on March 20, 2019, which provides that the current value-added tax rate of 16% in manufacturing and other industries will be reduced to 13%, the current value-added tax rate of 10% in transportation and other industries will be reduced to 9%, and the value-added tax rate in value-added telecommunication service and other industries will stay at 6% from April 1, 2019. We will be subject to value-added tax at a rate of 13% on sales from April 1, 2019, less any deductible value-added tax we have already paid or borne. It is uncertain whether the value-added tax rate will be raised in the future, which could have a material adverse effect on our financial condition and results of operations. If we fail to comply with these regulations, we may be subject to sanctions including corrective orders, imposition of fines and confiscation of illegal gains.

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress effective 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by MOFCOM before they can be completed. In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing MOFCOM regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the National Development and Reform Commission, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet content or mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

The State Administration of Foreign Exchange, or SAFE, promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released in February 2015 by SAFE, or SAFE Circular 13, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 2015.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches or local banks, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Messrs. Yi Xu, Rui Chen, Xi Cao and Mses. Qian Wei and Ni Li have completed initial SAFE registration in connection with our financings and will update their registration filings with SAFE under SAFE Circular 37 when any changes should be registered under SAFE Circular 37. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make or update such registrations, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. In 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies. Under the notices and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. Failure of our PRC stock option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us, or otherwise materially adversely affect our business.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and our VIEs and their subsidiaries, or to make additional capital contributions to our PRC subsidiaries.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries, VIEs and their subsidiaries. We may make loans to our PRC subsidiaries, VIEs and their subsidiaries, or we may make additional capital contributions to our PRC subsidiaries, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these ways are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our consolidated affiliated entities, which are PRC domestic company. Further, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet information services, online games, online audio-visual program services and related businesses.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. In 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

A substantial majority of our revenues and costs is denominated in RMB. Any significant depreciation of the RMB may materially adversely affect the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, when we convert our U.S. dollars denominated funds into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Risks Related to Our ADSs

The trading price of our ADSs has been and may continue to be volatile regardless of our operating performance.

The trading price of our ADSs has ranged from US$9.09 to US$22.70 per ADS in 2018, and the last reported trading price on March 28, 2019 was US$18.10 per ADS. The trading price of our ADSs is likely to remain volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•                  variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

•                  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•                  announcements of new product and service offerings, solutions and expansions by us or our competitors;

•                  changes in financial estimates by securities analysts;

•                  detrimental adverse publicity about us, our products and services or our industry;

•                  additions or departures of key personnel;

•                  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•                  actual or potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class Z ordinary shares and ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consist of Class Y ordinary shares and Class Z ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class Z ordinary shares will be entitled to one vote per share, while holders of Class Y ordinary shares will be entitled to ten votes per share based on our proposed dual-class share structure. Our ADSs represent Class Z ordinary shares. Each Class Y ordinary share is convertible into one Class Z ordinary share at any time by the holder thereof, while Class Z ordinary shares are not convertible into Class Y ordinary shares under any circumstances. Upon any sale of Class Y ordinary shares by a holder thereof to any person other than Rui Chen, Yi Xu and Ni Li or any entity which is not ultimately controlled by any of Rui Chen, Yi Xu or Ni Li, such Class Y ordinary shares shall be automatically and immediately converted into the same number of Class Z ordinary shares.

As of the date of this annual report, three of our directors, Rui Chen, Yi Xu and Ni Li, beneficially own all of our issued Class Y ordinary shares. As of March 18, 2019, these Class Y ordinary shares constitute approximately 27.4% of our total issued and outstanding share and 79.0% of the aggregate voting power of our total issued and outstanding share. As a result of the dual-class share structure and the concentration of ownership, holders of Class Y ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class Z ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class Z ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ADSs.

Under the PRC Enterprise Income Tax Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between China and your jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in China, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of ADSs or ordinary shares by such non-PRC resident enterprise investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within China, unless a tax treaty or similar arrangement provides otherwise. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within China paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of ADSs or ordinary shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and similar arrangements and PRC laws. Although substantially all of our business operations are in China, it is unclear whether dividends we pay with respect to our ADSs, or the gain realized from the transfer of our ADSs, would be treated as income derived from sources within China and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. See “—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise, which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.” If PRC income tax were imposed on gains realized through the transfer of our ADSs or on dividends paid to our non-PRC resident investors, the value of your investment in our ADSs may be materially and adversely affected. Furthermore, our ADS holders whose jurisdictions of residence have tax treaties or similar arrangements with China may not qualify for benefits under such tax treaties or arrangements.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our VIEs as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of these entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIEs for U.S. federal income tax purposes, and based on our current and expected income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2018 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. In addition, if it were determined that we do not own the stock of our VIEs for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under U.S. federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

The sixth amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our dual-class voting structure gives disproportionate voting power to the Class Y ordinary shares. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares registered under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands (as revised from time to time), or the Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the United States Supreme Court. However, based on past court decisions, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company until the fifth anniversary from the date of our initial listing. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As a Cayman Islands company listed on the Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq corporate governance listing standards permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of U.S. securities rules and regulations that are applicable to U.S. domestic issuers, including:

•                  the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•                  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•                  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•                  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class Z ordinary shares.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying Class Z ordinary shares represented by your ADSs in directly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the Class Z ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class Z ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class Z ordinary shares unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our currently effective amended and restated articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class Z ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 30 business days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class Z ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. The deposit agreement provides that if the depositary does not timely receive voting instructions from the ADS holders and if voting is by poll, then such holder shall be deemed, and the depositary shall deem such holder, to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the Class Z ordinary shares underlying the relevant ADSs, with certain limited exceptions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ITEM 4. INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

Our website was first launched in June 2009 and was officially named “bilibili” in January 2010. We commenced our commercial operations in 2011 and established Shanghai Hode Information Technology Co., Ltd., or Shanghai Hode, to expand our operations in May 2013. Subsequently, we obtained control over Shanghai Kuanyu Digital Technology Co., Ltd., or Shanghai Kuanyu, in July 2014 to further expand our operations.

We incorporated Bilibili Inc. under the laws of the Cayman Islands as our offshore holding company in December 2013. In February 2014, we established Hode HK Limited, or Hode HK, a wholly-owned Hong Kong subsidiary. In September 2014, Hode HK established a wholly-owned PRC subsidiary, Hode Shanghai Limited, which we refer to as Hode Technology or our WFOE in this annual report.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet and other related business, our WFOE later entered into a series of contractual arrangements with Shanghai Hode and Shanghai Kuanyu, which two entities we collectively refer to as our VIEs in this annual report, and their respective shareholders. As a result of our direct ownership in our WFOE and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of our VIEs. We treat them and their subsidiaries as our consolidated affiliated entities under U.S. GAAP., and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

On March 28, 2018, our ADSs commenced trading on the Nasdaq Global Select Market under the symbol “BILI.” We raised from our initial public offering approximately $443.3 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

In October 2018, we entered into a definitive agreement with Tencent, for Tencent to invest an aggregate amount of approximately US$317.6 million in our company, after deducting transaction expenses in an aggregate amount of approximately US$0.4 million, we received net proceeds of approximately US$317.2 million. Upon the closing of the transaction, Tencent held approximately 12.3% of our total issued and outstanding shares after the completion of our initial public offering and after giving effect to the number of shares issued in this transaction. On October 25, 2018, we entered into a strategic collaboration agreement with Tencent for sharing and operating existing and additional anime and games on our platform. Under the agreement, we and Tencent will participate in the exchange and purchase of existing anime copyright, and jointly procure, produce and invest in anime projects, as well as seek investment opportunities in the animation and comic industry. In addition, we will expand our cooperation with Tencent by jointly operating more Tencent games on our platform.

In December  2018, we and Taobao entered into a business collaboration agreement in content-driven e-commerce and commercialization of our intellectual property assets. Under the agreement, we and Taobao will collaborate to develop a dynamic ecosystem that will better connect content creators, merchandise and users on both platforms. We will also work together to promote and commercialize our intellectual property assets, leveraging consumer insights on both platforms. Additionally, Taobao will provide us with e-commerce technical support to ensure a more efficient user experience.

Corporate Information

Our principal executive offices are located at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, 200433, People’s Republic of China. Our telephone number at this address is +86 21 25099255. Our registered office in the Cayman Islands is located at the offices of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We maintain our website at http://ir.bilibili.com/.

B.                                    Business Overview

We represent the iconic brand of online entertainment for young generations in China. We provide high-quality content and an immersive entertainment experience, and have built our platform based on the strong emotional connections of our users to our content and communities. We started as a content community inspired by anime, comics and games, or ACG, and have evolved into a full-spectrum online entertainment world covering a wide array of genres and media formats, including videos, live broadcasting and mobile games. We attract our users with engaging content, retain users with our vibrant communities, and curate the right content to satisfy our users’ entertainment needs.

Our Users

We have a young and culturally aspirational user base willing to invest in a high-quality entertainment experience. We empower users to create, discover and share quality content, attracting new users with diverse interests and backgrounds, and adding new channels and sub-channels to our platform.

Any user who visits our platform can watch or search content, and then he or she must register to activate the basic interactive features on our platform, such as liking videos and following content creators. Additional interactive features, such as bullet chatting and commenting, will become available to registered users once they become our “official members” by passing our multiple-choice membership exam consisting of 100 questions.

In January 2018, we launched the premium membership program allowing paying members to enjoy exclusive or view licensed content as well as original content in advance, which has attracted millions of subscriptions since then. As of December 31, 2018, we had 3.6 million valid premium members.

Our users have demonstrated high level of engagement on our platform. In the fourth quarter of 2018, we had an average of 92.8 million MAUs, as compared to 71.8 million for the same period in 2017. In 2018, the average daily time spent per active user on our mobile app was approximately 78.4 minutes, as compared to 76.3 minutes in 2017. Our official members are even more engaged. As of December 31, 2018, we had over 45.3 million official members, as compared to 31.6 million as of December 31, 2017. For official members who visited our platform in each month of 2017, our 12th-month retention rate was above 83.9%.

Our users also actively engage with a variety of social features offered on our platform, such as sending B-chats, commenting and messaging, as well as interactive features that enable them to interact with content creators, such as sending free or paid virtual items to show their support and appreciation. In 2018, we had an average of 24.2 million users who participated in social interactions monthly, generating a total of 766.7 million interactions on a monthly basis, as compared to 15.2 million and 221.1 million in 2017. In the fourth quarter of 2018, our users generated approximately 996.1 million interactions, and 79.0% of our official members participated in social interactions.

Our Content

We offer a full spectrum of entertainment content, including PUG videos, licensed videos, original content, live broadcasting, short video clips, pictures, blogs and mobile games. Our content offerings cover a wide variety of themes, among which entertainment, lifestyle, games, anime and technology were the five most popular themes in terms of number of video views in the fourth quarter of 2018. The average time spent for entertainment content offered on our platform spans widely from less than one minute to more than an hour, depending on the format and genre of the content. In the fourth quarter of 2018, we had approximately 435.9 million average daily video views, as compared to approximately 210.8 million average daily video views in the same period of 2017.

PUG videos

Professional user generated videos, or PUG videos, have recently emerged as a popular category of content as it combines the content breadth offered by user generated content and the quality and specialization offered by professional generated content. With the development of affordable and easy-to-use hardware including digital camcorders and mobile devices with high-resolution video cameras, as well as advances in software technology such as desktop editing software, the barrier for producing quality video content is gradually vanishing. Video production is now done by a wide range of participants, from amateurs, to professional users who have certain level of production and editing capabilities and to professionals from production studios or workshops, and the lines that separate each category of content providers are becoming increasingly blurred.

We offer content creators tools and outlets for individualized creative expression outside traditional mainstream content formats. Since our inception in 2011, our PUG video content has experienced strong growth in terms of not only the number of users who upload videos produced or aggregated by themselves, but also the number and varieties of videos uploaded every day and the number of daily video views. In the fourth quarter of 2018, an average of approximately 75,600 new submissions were made to our platform each day, covering a wide range of interest areas including anime, game, music, fashion, lifestyle and technology, and different editorial styles such as live documentary, spoof videos and others, as compared to a daily average of approximately 31,400 new submissions in the same period of 2017. PUG videos are popular among and well received by our users due to their originality and creativity as well as their sharing and interactive characteristics. In 2018, PUG video views accounted for approximately 89.0% of our total video views, as compared to 85.5% in 2017.

Licensed videos

Licensed videos are another important category of our content offerings. Our licensed videos mainly include anime, television serial drama, movies, documentaries and variety shows. We have partnered with reputable content providers for licensed videos, including leading PRC and overseas television networks and studios. In October 2018, we entered into a strategic collaboration agreement with Tencent for sharing and operating existing and additional anime and games on Bilibili’s online entertainment platform, pursuant to which, we and Tencent will participate in the exchange and purchase of existing anime copyright, and jointly procure, produce and invest in anime projects, as well as seek investment opportunities in the animation and comic industry.

We strive to acquire content that is appealing to Generation Z as this demographic group forms the substantial majority of our existing users. In addition, we have been a strong advocate of Chinese traditional culture and have made conscious efforts to help our users discover and understand China’s rich and profound history and cultural heritage through our content offerings.

Original Contents

Our original content includes both content produced in-house and content produced in collaboration with quality third-party partners. As of December 31, 2018, we have released 25 original documentaries, variety shows and other programs. Our self-produced food documentary series Chuan, was an instant hit after its release in June 2018, generating over 50 million views as of December 31, 2018. On the “Made by Bilibili” press conference hosted by us in December 2018, we announced that we collaborated with industry-leading animation creation companies to produce over 20 domestic animation shows.

Live broadcasting and VAS

Live broadcasting provides an open venue for users to register and set up channels so that viewers with common interests can gather online and interact with hosts and among themselves. Unlike traditional recorded videos, live broadcasting allows the users to interact with the hosts on a real-time basis. Our live broadcasting channels cover a wide array of interests including music, dancing, drawing, ACG, animals and pets, and lifestyle. As of the date of this annual report, music, dancing and drawing shows have accounted for a substantial majority of the content offered on our live broadcasting program. Furthermore, we provide diversified live broadcasting content instead of relying on specific hosts to attract users. In 2018, we started a number of initiatives to expand our live broadcasting content such as live streaming e-sports games to cater to our game lover users, including top-level matches in League of Legend and the Overwatch League Championships. We recorded peak live-streaming page views in the 2018 League of Legends Pro League S8 grand finals.

In November 2018, we launched the Bilibili Comic, a mobile app offering anime and comics contents.

In December 2018, we entered into an agreement with affiliates of NetEase, Inc. to acquire NetEase Comics business, including copyrights of storylines from leading publishers and comic artists, to further enrich our offerings of anime and comics and to upgrade our suite of premium-licensed content.

In December 2018, we increased our shareholdings to 80.5% in Maoer Inc., the operator of MissEvan, an audio platform offering audiobooks, to expand our offerings of audiobook services.

Short video clips, pictures and blogs

Besides PUG videos, our users can also upload shorter and more spontaneous video clips made by amateurs using mobile phones with video camera functions. To facilitate the instant creation, sharing and viewing of content, we launched a feature that allows users to record and upload short video clips directly on our mobile app in November 2016. Our friendly interface enables users to record and edit short video clips entirely on their mobile devices with no length limits starting in 2018. In addition, we also launched features in October 2016 that allow user to upload pictures of cosplay, drawings and paintings, fashion as well as blogs to further increase the variety of content formats we provide to our users and content creators.

Mobile games

There is a large population of game lovers among our users. Game is the third most popular genre on our platform based on video views in 2018. We offer animation and comics themed mobile games that are compatible with our communities and user preferences, some of which are designed based on popular content on our platform. The games we offer are all immersive games, covering some of the most popular and engaging genres, such as massively multiplayer online role-playing games. In these games, users play online in a virtual environment existing on network game servers that connect a large number of players simultaneously to interact with each other within the games. As of December 31, 2018, we operated 11 exclusively distributed mobile games, over 300 jointly operated mobile games and one self-developed mobile game.

The most popular mobile games on our platform include Fate/Grand Order and Azur Lane. Fate/ Grand Order is an online role playing game based on the Fate series, an anime collective that began with the visual novel Fate/stay night and has since gathered a number of derivative works and adaptations bearing the same “Fate” name. Animation of the series have been viewed more than 448 million times in aggregate on our platform. Noticing the popularity of the Fate series on our platform, we strategically localized and launched Fate/Grand Order on an exclusive basis in China in September 2016. The game attracted 4.5 million players within the first 30 days after launch. In May 2018, we extended our operation agreement on Fate/Grand Order till September 2020.

Our Content Creators

We encourage and support content creators’ creation of original PUG videos, which has been the primary source of user traffic and the key driver for the growth of our user base and communities. In the fourth quarter of 2018, we had approximately 570,000 average monthly active content creators, compared to approximately 234,000 in the same period of 2017, and received an average of approximately 1,716,000 monthly video submissions in the fourth quarter of 2018, compared to approximately 692,000 in the same period of 2017, and 89.3% of the total video views are contributed by PUG videos in December 2018. As of December 31, 2018, the number of content creators with more than 10,000 followers had increased by 80.9% since December 31, 2017. It is essential for us to have our network of content creators upload and contribute quality PUGC to our platform, especially PUG videos. We have taken a number of initiatives to encourage and facilitate production of creative PUG videos by content creators. We also entered into contracts with select content creators and offer them economic incentives to compensate and reward them for the quality contents generated on our platform. Most of these content creators are individuals or studio teams that enjoy great popularity on our platform. We plan to enter into more contracts with content creators to incentivize them to continue to generate popular and appealing PUGC. We have also introduced certain creative, quality PUGC to advertisers directly to create revenue-generating opportunities for content creators.

Our Platform

Our platform includes our “bilibili” mobile app, mobile and PC websites and a variety of related features, functionalities, tools and services that we provide to users and content creators. For mobile devices, users typically access our content through our dedicated “bilibili” mobile app or a mobile website that is largely similar in terms of functionality and appearance to our mobile app. Our mobile app is available for user download from the Apple and Android app stores. We also provide a PC website at www.bilibili.com. The majority of our active users are on mobile, and our mobile products continue to grow faster than our PC products.

We utilize our big data analytical capabilities in our feed system to categorize and recommend content based on user data captured on our platform and analytics produced by our deep learning algorithms. The basic features we offer on our platform include content uploading, viewing and commenting. Our platform also can categorize, rank, search for, curate and recommend content uploaded and viewed to simplify the content discovery process.

Our social and interactive features

Our communities are built on creative content as well as vibrant interactions among users. Users’ interactions on our platform revolve around content. Content is also the media for users who share similar interests and hobbies to find and engage with each other and establish a common bond. We provide the following social and interactive features for our users.

Bullet chatting. Bullet chatting is a live commenting function that enables content viewers to send comments that fly across the screen like bullets, and has become very popular among young internet users in China. Only registered users who passed our membership exam can send B-chats on our platform. B-chats are frame- and context-specific and can be seen by all viewers who watch the same content at different times, and therefore can intrigue interactive commenting among content viewers. The bullet chatting feature has transformed the video-viewing experience by displaying thoughts and feelings of other audience viewing the same video and thus introducing additional meaning and context beyond what can be communicated by the content itself.

Liking and following. Users can like content in several ways to encourage content creators, such as giving a “thumbs up”, voting and adding to favorites. Users can also opt to follow a content creator, and then they will be able to see such content creator’s timeline posts.

Interacting with fans. Content creators can use timeline and fans group to interact with their fans. Timeline enables users to express and share their interests and stories in the form of text and multimedia content such as pictures and short video clips. Content creators can utilize this feature to notify their followers when they upload and release new content on our platform. In addition, users can join fans group to interact with content creators, live broadcasting hosts and other followers.

Gifting and rewarding. Users can send free or paid virtual items to live broadcasting hosts and content creators to show their support and appreciation.

Sharing and communicating. Users can share and repost content uploaded by other users, add comments, send instant messages and view their history of interactions with other users.

Community events. Every year, we hold large festivals and community events for our users, including New Year Gala, Bilibili Dancing Festival and MOE Anime Character Popularity Contest. We invite content creators and hosts of our live broadcasting program to participate in the preparation of some of these events. New Year Gala is our signature community event that we started in 2010 where we invite all content creators to create and upload ACG-inspired videos and select the best among them to produce an extended program according to each year’s theme to celebrate Chinese New Year with our users. In January 2019, we hosted the Bilibili Top 100 Content Creators Award Ceremony to celebrate and award the outstanding achievements of leading content creators in various categories.

Our support features for content creators

We have developed the following support features and applications to encourage and facilitate production of creative content by content creators.

Uploading tools. We have developed a variety of uploading tools to enable users to efficiently upload multi-media content, including videos in different length, pictures, blogs and other forms of content. Some of our uploading tools also contain editing features which can help users add a variety of visual and audio effects to the content.

Analytic tools. Our analytic tools allow users to see a range of backstage data, such as demographics of followers and viewers, and data on user behavior, such as following/un-following, viewing, commenting and bullet chatting. Such information gives content creators insights into current trends and user preferences and help content creators improve and make their creative work more relevant.

Support and Reward Programs. We have initiated a series of programs in 2018 to support our content creators, such as hosting seminars to share experiences and techniques, and rewarding those content of high-quality, reputation and popularity. These programs help content creators to improve their techniques, deepen their bond in this community, and incentivize them to create better contents.

Community and member operations

The vitality and integrity of our communities are cornerstones of our business. Our users come to our platform for creative content as well as for our strong and vibrant community culture. To preserve our culture and community values, we have employed the following features in operating our communities.

Membership exam for registered users. Registered users need to pass our multiple-choice membership exam consisting of 100 questions in order to become our “official members”, after which additional interactive and community features, such as bullet chatting and commenting, will become available to them. In the membership exam, 30 out of 100 questions are on community etiquette regarding uploading videos and sending B-chats, and registered users must answer all of them correctly in order to pass the membership exam. In addition, registered users need to answer another ten questions on community culture and then choose 60 questions from a range of topics with which they are familiar, such as anime, music, games and technology, and answer a total of 30 questions correctly to pass the membership exam. Only those registered users who have passed our membership exam are eligible to upload content to our platform. As of December 31, 2018, we had 45.3 million official members who passed our membership exam.

Community management. Our veteran users have voluntarily formed a community discipline committee to monitor and report any inappropriate content that has been posted on our platform, which has proven to be an effective means to regulate our users’ behavior in our communities. To support their efforts, we have worked with and provided them with technical means to help them carry out their activities more effectively and enforce their disciplinary decisions. If we confirm that a user has uploaded content that contains provocative and hate speech, personal attacks, fraudulent information or other offensive information, we may temporarily suspend or permanently terminate such user’s account, and display such user’s account information and reason for the disciplinary action under “Dark Chamber” tab, which is open to all users on our platform. This measure also allows users to participate in the management of our communities and helps us educate users and foster a self-regulating environment to protect and strengthen the community values that we hold dear. See “—Content Management and Review.”

Our Monetization Model

Our monetization efforts are based on the integrated goals of offering quality content to attract users, building vibrant communities to retain users, and stimulating content consumption to achieve monetization. We generate revenues primarily from mobile games, live broadcasting and VAS, advertising services, e-commerce and others.

Mobile games

We started to publish mobile games on our platform for third-party developers in January 2014, and launched our first self-developed game in August 2017. Our users access the mobile games on our platform and log into and play with their bilibili accounts. They purchase in-game virtual items that enhance their game-playing experience. The mobile games on our platform are selected and curated based on content, themes, cultural characteristics and features that appeal to the existing users in our communities. In 2018, our monthly active users for mobile games were 10.6 million, as compared to 9.1 million in 2017.

As of December 31, 2018, we operated 11 exclusively distributed mobile games, over 300 jointly operated mobile games and one self-developed mobile game. For our exclusively distributed mobile games, we generally were granted royalty-bearing license with the exclusive right to market and distribute mobile games in China. We also entered into joint operating agreements with game developers and distributors pursuant to which we were granted non-exclusive licenses to promote and distribute games on our platform.

We routinely customize our exclusively distributed mobile games and adapt them to our users’ preferences and provide operation and servicing support with our own servers to optimize the game experience for our users. For jointly operated mobile games, we generally provide publishing, payment solutions and market promotion services, while game developers are responsible for providing game products, hosting and maintenance of game servers and determining the pricing of in-game virtual items.

To further explore opportunities in this business sector, we entered into a strategic collaboration agreement with Tencent, pursuant to which, we will jointly operate more Tencent games on our platform. As of December 31, 2018, we jointly operated five mobile games with Tencent, as compared to two mobile games as of December 31, 2017.

Live broadcasting and VAS

We offer various live broadcasting content covering a broad range of interests and topics. We offer various virtual items for sale on our live broadcasting program. These virtual items can produce special effects on the screen, such as storms and fireworks. These items can be purchased with the virtual currency on our platform named “B-coin”. Each B-coin is worth RMB1. Users can also use B-coins to purchase virtual items on other parts of our platform, and send the virtual items to their favorite content creators to show appreciation and provide them with monetary rewards.

We share with the hosts the revenues generated on our live broadcasting program. We have entered into exclusive cooperation agreements with certain popular hosts on our platform, pursuant to which we agreed to pay certain level of salary to these hosts in addition to the revenue-sharing arrangements, and we plan to enter into cooperation agreements with more hosts in the future to secure popular hosts and further expand our live broadcasting program.

In January 2018, we launched a premium membership program allowing paying members to enjoy exclusive or view licensed content as well as original content in advance. As of December 31, 2018, we had 3.6 million valid premium members.

In November 2018, we launched the Bilibili Comic, a mobile app offering anime and comics contents. In December 2018, we acquired NetEase Comics business, to further enrich our offerings of anime and comics and to upgrade our suite of premium-licensed content. In December 2018, we entered into an agreement to increase our shareholdings and to acquire majority equity interests in Maoer Inc., also known as MissEvan, an audio platform offering audiobooks.

Advertising services

We offer advertising services in different placement formats, including (i) background advertisements that appear above or below a selected video screen concurrently with a user viewing a video, (ii) advertisements placed at the launch screen of our mobile apps, (iii) in-program advertisements and (iv) performance-based feed advertisements. We launched feed advertising services in December 2017. This format allows us to push personalized feed advertisements to users throughout our platform. It has become the fastest growing advertising format on our mobile platform. Our brand advertisers include international and domestic companies that operate in a variety of industries, including consumer retail, electronic products and games. We also work with our popular content creators and offer brand advertisers customized in-program advertisements.

E-commerce and others

We offer ACG-related merchandise, anime exhibition tickets, concert tickets and figures on our platform, and generate revenues from sales of these products.

In December 2018, we and Taobao Marketplace, or Taobao, entered into a business collaboration agreement in content-driven e-commerce and commercialization of our IP assets. Under the agreement, we and Taobao will collaborate to develop a dynamic ecosystem that will better connect content creators, merchandise and users on both platforms. We and Taobao will also work to promote and commercialize our IP assets, leveraging consumer insights on both platforms. Additionally, Taobao will provide us with e-commerce technical support to ensure quality user experience.

Branding and Marketing

We have built our brand and user communities with modest marketing expenditures to date as we primarily rely on viral marketing, word of mouth referrals and repeat user visits driven by superior user experience. We are focused on improving the quality of our content and product offerings, as well as user experience. In addition, we have initiated various marketing activities to further promote our brand awareness among existing and potential users and advertisers. For example, we market our services through direct marketing, trade shows and other media events.

User Privacy and Safety

The vitality and integrity of our communities are cornerstones of our business. We dedicate significant resources to the goal of strengthening our communities through developing and implementing programs designed to protect user privacy, promote a safe environment, and ensure the security of user data. The user privacy section of our user agreement describes our data use practices and how privacy works on our platform. Specifically, we provide users with adequate notice as to what data are being collected and undertake to manage and use the data collected in accordance with applicable laws and make reasonable efforts to prevent the unauthorized use, loss or leak of user data. In addition, we use a variety of technologies to protect the data with which we are entrusted and have a team of privacy professionals dedicated to the ongoing review and monitoring of data security practices. For example, we store all user data in encrypted format and strictly limit the number of personnel who can access those servers that store user data. For our external interfaces, we also utilize firewalls to protect against potential attacks or unauthorized access.

Content Management and Review

We maintain two levels of content management and review procedures to monitor the content uploaded to our platform to help ensure that no content that may be deemed to be prohibited by government rules and regulations is posted and to promptly remove any infringing content. The first level of review procedure is conducted through our proprietary artificial intelligence-based screening system. This system automatically flags and screens out newly uploaded videos that have piracy issues or contain illegal or inappropriate content by comparing them with copyrighted or objectionable videos stored in our own in-house “black list” databases and identifying those with similar codes. Once the content is processed by our technology screening system, our system then extracts fingerprint trails from the content and sends them to our content screening team for the second-level review. As of the date of this annual report, our content screening team consists of over 600 employees dedicated to screening and monitoring the content uploaded on our platform on a 24-hour, 7-day basis. They work around the clock to ensure that the flagged content identified by our screening system is reviewed and confirmed before it can be released. We provide initial training during the onboarding process for new hires. We also offer periodic training sessions to keep these employees apprised of any regulatory and policy changes, and supervise and monitor their work. All of the content needs to go through these two levels of review procedures before it is released on our platform.

All of the other content, primarily consisting of B-chats posted by users, is also automatically filtered by our screening system, which utilizes an artificial intelligence-based screening system to conduct semantic analysis on B-chats to analyze, identify and screen out inappropriate B-chats. With respect to live broadcasting, we have a separate monitoring team to review and monitor the content and activities of hosts of our live broadcasting program as well as the B-chats posted by viewers.

We utilize a real-name system to authenticate the identities of our content creators and live broadcasting hosts. In addition, before each upload, we require the user to confirm that the user has agreed to the terms and conditions set forth in the user agreement of our platform. Pursuant to such user agreement, each user undertakes not to upload or distribute content that violates any PRC laws or regulations or infringes the intellectual property rights of any third party, and agrees to indemnify us for all damages arising from third-party claims against us caused by violating or infringing content uploaded or linked by the user. Cooperation agreements with our popular content creators also provide for standard clauses that restrict the content creators from uploading infringing content on our platform. We also remove users’ uploads when we are notified or made aware by copyright owners or from other sources authorized by copyright owners of copyright infringements, such as lists of inappropriate or infringing content that the regulatory authorities publish from time to time and market information on releases of movies and television serial drama.

Our abuse reporting infrastructure also allows any of our users to report inappropriate, offensive or dangerous content to us through “report” links easily found on our platform. We have enhanced this reporting system with our community discipline committee, which is comprised of our veteran users who volunteer to monitor and report any inappropriate content that has been posted on our platform. In addition, if we confirm that user has uploaded content that contains provocative and hate speech, personal attacks, fraudulent information or other offensive information, we may temporarily suspend or permanently terminate such user’s account, and display such user’s account information and reason for the disciplinary action under “Dark Chamber” tab, which is open to all users on our platform.

Competition

We face significant competition primarily from companies that operate online entertainment platforms in China designed to engage users, especially Generation Z, and capture their time spent on mobile devices and online. In particular, our competitors mainly include large online video streaming platforms, social media platforms and other platforms offering video products. We compete to attract, engage and retain users, to attract and retain advertisers, and to attract and retain content providers to improve and expand our content library and unique offerings. Our competitors may compete with us in a variety of ways, including by obtaining exclusive online distribution rights for popular content, conducting brand promotions and other marketing activities, and making acquisitions. We have exclusive distribution rights only for certain PUGC content on our platform. Our content creators are generally free to post their content on our competitors’ platforms, which may divert user traffic from our platform.

We believe that we can compete effectively with our competitors on the basis of the following factors: (i) the strength and reputation of our brand, (ii) our ability to provide creative and quality PUGC, (iii) the demographic composition and engagement of our user base, (iv) the performance and reliability of our platform, and (v) our ability to develop new products and services and enhancements to existing products and services to keep up with user preferences and demands.

As we introduce new products and services on our platform, as our existing products continue to evolve, or as other companies introduce new products and services, we may become subject to additional competition.

Insurance

We do not maintain insurance policies covering damages to our network infrastructures or information technology systems. We also do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be in line with that of other companies in the same industry of similar size in China.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

Regulations Related to Foreign Investment

Foreign Investment Law. The Foreign Investment Law was adopted by the National People’s Congress on March 15, 2019 and will become effective on January 1, 2020. Foreign investments will be subject to a system of pre-entry national treatment plus negative list. The market entry of foreign investments in certain industry will be restricted or prohibited according to the negative list to be issued by or approved by the State Council. To enter those restricted industries, foreign investment needs to satisfy certain conditions under the negative list. The policies supporting enterprise development in PRC are equally applicable to foreign-invested enterprises. In principle, the PRC government will not impose expropriation on foreign investments. However, under special circumstances, for the public interest, the PRC government is allowed to impose expropriation on foreign investment under legal procedure, and PRC government should grant fair and reasonable compensation to the relevant foreign investors. Foreign-invested enterprises are allowed to raise funds through public issuance of shares, corporate bonds and other securities in accordance with the PRC law.

Industry Catalogue Related to Foreign Investment. Investment activities in China by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, which was promulgated by MOFCOM and the National Development and Reform Commission, as amended from time to time. Industries listed in the catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged industries. For some restricted industries, foreign investors can only conduct investment activities through equity or contractual joint ventures, while in some cases PRC partners are required to hold the majority interests in such joint ventures. In addition, projects in the restricted category are subject to higher-level governmental approvals. Foreign investors are not allowed to invest in industries in the prohibited category. The Special Administrative Measures (Negative List) for the Access of Foreign Investment (2018), or the 2018 Negative List, was promulgated by the National Development and Reform Commission and the MOFCOM on June 28, 2018 and became effective on July 28, 2018. The negative list for access of foreign investment specified in the Guidance Catalogue of Industries for Foreign Investment in 2017 was repealed simultaneously. If foreign investment falls into industries specified in the 2018 Negative List, special administrative measures shall apply. According to the 2018 Negative List, the proportion of foreign investments in entities engaged in value- added telecommunications business shall not exceed 50%. The online transmission of audio-visual programs business and internet cultural business remain as prohibited industries for foreign investment.

Foreign Investment in Telecommunication Business. Regulations for Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the PRC State Council in 2001 and most recently amended in February 2016, set forth detailed requirements with respect to, among others, capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. These regulations prohibit a foreign entity from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and the major foreign investor in any value-added telecommunications service business in China shall have good track record in such industry.

In 2006, the Ministry of Information Industry, or MII, the predecessor of the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, pursuant to which a PRC company that holds an ICP License is prohibited from leasing, transferring or selling the ICP License to foreign investors in any form, and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications service shall be legally owned by such company and/or its shareholders. In addition, such company’s operation premises and equipment must comply with its approved ICP License, and such company should establish and improve its internal internet and information security policies and standards and emergency management procedures.

Regulations Related to Value-added Telecommunications Services

In 2000, the PRC State Council promulgated the Telecommunications Regulations, most recently amended in February 2016. The Telecommunications Regulations categorize all telecommunications businesses in China as either basic or value-added. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The “Classified Catalogue of Telecommunications Services”, an attachment to the Telecommunications Regulations, most recently updated in December 2015, categorizes various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services. According to the catalogue, internet information services, or ICP services, are classified as value-added telecommunications services. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an ICP License from the MIIT or its provincial level counterparts.

According to the Administrative Measures on Internet Information Services, promulgated by the State Council in 2000 and amended in 2011, “internet information services” refer to the provision of information through the internet to online users, and is divided into “commercial internet information services” and “non-commercial internet information services.” A commercial ICP service operator must obtain an ICP License from the relevant governmental authorities before engaging in any commercial ICP service within China, while ICP License is not required if the operator will only provide internet information on a non-commercial basis.

The Administrative Measures for Telecommunications Business Operating License, promulgated by the MIIT in 2001 and most recently amended in 2017, set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these measures, a commercial ICP service operator must first obtain an ICP License from the MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent governmental authority, imposition of fines and confiscation of illegal gains and, in the case of significant infringements, orders to close the website.

In addition to the regulations and measures above, provision of commercial internet information services on mobile internet applications are regulated by the Administrative Provisions on Information Services of Mobile Internet Applications, promulgated by the State Internet Information Office in June 2016. Information service providers of mobile internet applications are subject to these provisions, including acquiring relevant qualifications and being responsible for management of information security.

Regulations Related to Online Transmission of Audio-Visual Programs

In 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-State-owned Capital into the Cultural Industry. In the same year, five PRC regulatory agencies, namely, the MOC, the State Administration of Radio, Film and Television, or the SARFT, the General Administration of Press and Publication, or the GAPP, the CSRC and MOFCOM, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-State-owned capital and foreign investors are not allowed to conduct the business of transmitting audio-visual programs via information network.

In 2007, the SARFT and MII jointly promulgated the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, effective 2008 and amended in August 2015. The Audio-visual Program Provisions apply to the provision of audio-visual program services to the public via internet (including mobile network) within China. Providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-visual Programs issued by the SARFT or complete certain registration procedures with the SARFT. Providers of internet audio-visual program services are generally required to be either state-owned or state-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SARFT. In a press conference jointly held by the SARFT and MII in 2008, the SARFT and MII clarified that providers of internet audio-visual program services who had engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall be eligible to register their businesses and continue their operations of internet audio-visual program services so long as those providers have not been in violation of the laws and regulations.

In 2008, the SARFT issued a Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs, as amended in August 2015, which further sets forth detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-visual Programs. The notice also provides that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall also be eligible to apply for the license so long as their violation of the laws and regulations is minor and can be rectified timely and they have no records of violation during the latest three months prior to the promulgation of the Audio-visual Program Provisions. The SARFT further issued the Notice on Strengthening the Administration of Television Drama and Films Transmitted via internet in 2007 and the Notice on Further Implementing the Administration of Overseas Television Drama and Films Transmitted via internet in September 2014. According to these notices, the audio-visual programs of film and drama category published to the public through information network shall be television drama under the Permit for Issuance of Television Drama, films under the Permit for Public Projection of Films, cartoons under the Permit for Issuance of Cartoons or academic literature movies and television plays under the Permit for Public Projection of Academic Literature Movies and Television Plays. Providers of such services shall obtain the prior consents from copyright owners of all such audio-visual programs.

Further, in 2009, the SARFT issued the Notice on Strengthening the Administration of the Content of Internet Audio-visual Programs, which reiterates the requirement of obtaining the relevant permit of audio-visual programs to be published to the public through information network, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstitious or other hazardous factors. The SARFT issued a Notice on Improving the Administration of Online Audio-visual Content Including Internet Drama and Micro Films in 2012, and a Supplemental Notice on Improving the Administration of Online Audio-visual Content Including Internet Drama and Micro Films in 2014. These two notices stress that entities producing online audio-visual content, such as internet drama and micro films, must obtain a permit for radio and television program production and operation, and that online audio-visual content service providers should not release any internet drama or micro films that were produced by any entity lacking such permit. For internet drama or micro films produced and uploaded by individual users, the online audio-visual service providers transmitting such content will be deemed responsible as a producer. Further, under these two notices, online audio-visual service providers can only transmit content uploaded by individuals whose identity has been verified and such content shall comply with the relevant content management rules. These notices also require that online audio-visual content, including internet drama and micro films, to be filed with the relevant authorities before release.

In April 2016, the SARFT promulgated the Provisions on the Administration of Private Network and Targeted Transmission Audio-visual Program Services, which apply to the provision of radio, television programs and other audio-visual programs to targeted audience on television and all types of handheld electronic equipment. These provision covers the internet and other information networks as targeted transmission channels, including the provision of content, integrated broadcast control, transmission and distribution and other activities conducted in such forms as internet protocol television, private network mobile television and internet television. Anyone who provides private network and targeted transmission audio-visual program services must obtain a License for Online Transmission of Audio-visual Program issued by the SARFT and operate its business pursuant to the scope as provided in such license. Foreign-invested enterprises are not allowed to engage in the above referenced business.

In July 2016, the MOC promulgated Notice on Strengthening the Administration of Network Performance, which regulates the behavior of entities conducting businesses related to network performance and performers. Entities operating network performance shall be responsible for the services and content posted on their website by performers. They must refine their content management mechanism, and shut down the channel and stop the dissemination of any network performance as soon as they realize that such network performance is in violation of relevant laws and regulations. Network performers shall be responsible for their performances and shall not perform any program containing violence, pornography, or other similarly prohibited elements.

In addition, the SARFT issued Notice on Strengthening the Management of Live-Streaming Service for the Network Audio-visual Programs in September 2016, pursuant to which an internet live-streaming service provider shall (i) equip personnel to review the content of the live-stream; (ii) establish the technical methods and work mechanisms in order to emergently replace the unlawful content by using the backup program; (iii) record the live-streaming program and keep the records for at least 60 days to fulfil the inspections requirements from the competent administrative authorities. The State Internet Information Office promulgated the Administrative Provisions on Internet Live-Streaming Services in November 2016, pursuant to which an internet live-streaming service provider shall (i) establish a live-streaming content review platform; (ii) conduct authentication registration of internet live-streaming issuers based on their identity certificates, business licenses and organization code certificates, etc.; and (iii) enter into a service agreement with internet live-streaming services user to specify both parties’ rights and obligations.

In March 2018, the SAPPRFT issued the Notice on Further Regulating the Transmission Order of Internet Audio-Visual Programs, which requires that, among others, audio-visual platforms shall: (i) not produce or transmit programs intended to parody or denigrate classic works, (ii) not re-edit, re-dub, re-caption or otherwise ridicule classic works, radio and television programs, or original internet audio¬visual programs without authorization, (iii) not transmit re-edited programs which unfairly distort the original content, (iv) strictly monitor the adapted content uploaded by platform users and not provide transmission channels for illicit content, (v) immediately take down unauthorized content upon receipt of complaints from copyright owners, radio and television stations, or film and television production institutions, (vi) strengthen the administration of movie trailers and prevent improper broadcasting of movie clips and trailers prior to authorized release, and (vii) strengthen the administration of sponsorship and endorsement for internet audio-visual programs. Pursuant to this notice, the provincial branches of SAPPRFT shall have the authority to supervise radio and television stations and websites that offer audio-visual programs within its jurisdiction and require them to further improve their content management systems and implement relevant management requirements.

In August 2018, the National Office of Combating Pornography and Illegal Publications, MIIT, the Ministry of Public Security and three other governmental authorities jointly issued the Notice on Strengthening the Management of Network Live Broadcasting Service, which requires a network live broadcasting service provider to make ICP filing for its website and apply for licenses with the relevant governmental authorities if its business involves the operation of, such as, telecommunication business, Internet news information, network performances, and live broadcasting of network audio-visual programs. A network live broadcasting service provider is further required to implement users’ real-name authentication, strengthen the management of hosts, establish the blacklist of hosts, improve the censorship and monitor of the content of live broadcasting, and the disciplines of the illegal and harmful contents. A network live broadcasting service provider who fails to comply with such requirements may be prohibited from providing live broadcasting service immediately.

In January 2019, the CNSA issued the Regulations on Administration of Network Short Video Platforms, which requires network platforms to obtain the License for Online Transmission of Audio-visual Programs and relevant qualifications to provide short video services, and to strictly operate within the scope of such license. The network short video platform is required to establish a chief-editor content management and responsibility system, and all contents of a short video, including but not limited to its title, description, B-chats and comments shall be reviewed in advance before the content is broadcasted. Furthermore, the content reviewer is expected to have high political awareness and professionality. These content reviewers shall be trained by the provincial or higher level radio and television management departments, and the number of content reviewers shall be sufficient considering the number of short videos uploaded and broadcasted on the platform. In principle, the number of content reviewers should be more than one-thousandth of the number of short videos newly broadcasted on the platform per day.

In January 2019, the CNSA issued the Censoring Criteria for Network Short Video Contents, which sets forth in details of contents prohibited to be broadcasted, such as violence, pornography, gambling, terrorism, superstitious and illegal or immoral contents.

Regulations Related to Foreign Television Programs

Broadcast of foreign television programs is under strict regulation by the SARFT. In 1997, the State Council promulgated the Administrative Regulations on Television and Radio, as most recently amended in March 2017, under which any foreign television drama or other foreign television program to be broadcast by television or radio stations shall be subject to the prior inspection and approval by the SARFT or its authorized entities.

In addition, in 2004, the SARFT promulgated the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs, pursuant to which only organizations designated by the SARFT are qualified to apply to the SARFT or its authorized entities for introduction or broadcasting of foreign television drama or foreign television programs. Approval of such application is subject to the general plan of the SARFT and contents of such foreign television drama or programs may not by any means threaten the national security or violate any laws or regulations. In 2012, the SARFT issued the Notice on Further Strengthening the Administration of the Introduction and Broadcasting of Foreign Television Programs, emphasizing that the aforesaid regulations shall be strictly followed.

Regulations Related to Production of Radio and Television Programs

In 2004, the SARFT promulgated the Regulations on the Administration of Production of Radio and Television Programs, or the Radio and TV Programs Regulations, as amended in August 2015. Under the Radio and TV Programs Regulations, any entities that engage in the production of radio and television programs are required to apply for a license from the SARFT or its provincial level counterparts. Entities with the Permit for Production and Operation of Radio and TV Programs shall conduct their operations strictly in compliance with the approved scope of production and operation and other than radio and TV stations, such entities shall not produce radio and TV programs regarding current political news or similar subjects and columns.

Regulations Related to Online Cultural Activities

The MOC promulgated the Provisional Measures on Administration of Internet Culture in 2011, as most recently amended in 2017, and further issued the Notice on Issues Relating to Implementing the Provisional Measures on Administration of Internet Culture in the same year, which apply to entities that engage in activities related to “online cultural products”. “Online cultural products” are classified as cultural products developed, published and disseminated via internet which mainly include: (i) online cultural products particularly developed for publishing via internet, such as, among other things, online music and video files, network games and online animation features and cartoons (including flash animation); and (ii) online cultural products converted from audio and visual products, games, performing arts, artworks and animation features and cartoons, and published via internet. Pursuant to these legislations, entities are required to obtain the Online Culture Operating Permits from the applicable provincial level counterpart of the MOC if they intend to commercially engage in any of the following types of activities:

•                  production, duplication, import, release or broadcasting of online cultural products;

•                  publishing of online cultural products on the internet or transmission thereof to computers, fixed-line or mobile phones, radios, television sets or gaming consoles for the purpose of browsing, reading, reviewing, using or downloading such products by online users; or

•                  exhibitions or contests related to online cultural products.

In 2006, the MOC issued Several Suggestions on the Development and Administration of the Internet Music, or the Suggestions, which reiterate, among other things, the requirement for the internet service provider to obtain an internet culture business permit to carry on any business relating to internet music products. In addition, foreign investors are prohibited from operating internet culture businesses. However, the laws and regulations on internet music products are still evolving, and there have not been any provisions stipulating whether or how music video will be regulated by the Suggestions.

In October 2015, the MOC issued its Notice on Further Strengthening and Improving the Management of Online Music Content. According to this notice, the entities should examine and verify the content of online music by themselves, while the culture management administration should supervise in the act and afterwards.

In August 2013, the MOC issued the Administrative Measures for Content Self-review by Internet Culture Business Entities, which requires internet culture business entities to review the content of products and services to be provided prior to providing such content and services to the public. The content management system of an internet culture business entity is required to specify the responsibilities, standards and processes for content review as well as accountability measures, and is required be filed with the provincial level counterpart of the MOC.

Regulations Related to the Internet Follow-up Comment Services

Pursuant to the Administrative Provisions on Internet Follow-up Comment Services promulgated by the State Internet Information Office, effective October 2017, an internet follow-up comment services provider shall strictly assume the primary responsibilities and discharge the following obligations:

•                  verify the real identity information of registered users;

•                  establish and improve a user information protection system;

•                  establish a system of reviewing at first and then publishing comments if they offer internet follow-up comment services to news information;

•                  furnish corresponding static information content on the same platform and page at the same time if they provide internet follow-up comment services by way of bullet chatting;

•                  establish and improve an internet follow-up comment review and administration, real-time check, emergency response and other information security administration systems, timely identify and process illicit information and submit a report to the relevant competent authorities;

•                  develop internet follow-up comment information protection and administration technologies, innovate internet follow-up comment administration modes, R&D and utilize an anti-spam administration system and improve the spam handling capability;

•                  timely identify security flaws and loopholes and other risks existing in internet follow-up comment services, take remedial measures and submit a report to the relevant competent authorities;

•                  build a reviewing and editing team in line with service scale and improve the professionalism of editors;

•                  assist the relevant competent authorities in carrying out the supervision and inspection work and provide necessary technologies, materials and data support; and

•                  enter into an agreement with their registered users to stipulate the detailed rules on internet follow-up comment services and administration, the performance of the obligations of disclosing relevant internet laws and regulations.

Regulations Related to Online Games

The MOC and the NAPP are the governmental agencies primarily responsible for regulating online games in China. In 2004, the MOC promulgated Notice on Strengthening the Examination of Online Game Product Content, pursuant to which, the MOC has set up a content review committee which is responsible for examining the contents of imported online game products. The office of the review committee is responsible for the daily work of the examination of the contents of the imported online game products. In 2010, the MOC promulgated the Provisional Measures on the Administration of Online Games, as most recently amended in 2017, pursuant to which ICP service operators engaging in any activities involving the operation of online games, issuance or trading of virtual currency shall obtain the Online Culture Operating Permit. Regarding virtual currency trading, ICP service operators can only issue virtual currency in exchange of the service provided by itself rather than trading for service or products for the third parties. ICP service operators cannot appropriate the advance payment by the players and are not allowed to provide trading service of virtual currencies to the minors. All the transactions in the accounts shall be kept in records for minimum 180 days.

In addition, in 2007, the MOC, the People’s Bank of China and other relevant governmental authorities jointly issued the Notice on Further Strengthening Administrative Work on the Internet Cafes and Online Games, or the Internet Cafes Notice, pursuant to which the People’s Bank of China is directed to strengthen the administration of virtual currency in online games to avoid any adverse impact on the economy and financial system. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual game players should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of e-commerce. It also provides that virtual currency shall only be used to purchase virtual items. In 2009, the MOC and MOFCOM jointly issued the Notice on Strengthening the Administrative Work on Virtual Currency of Online Games, pursuant to which no enterprise may concurrently provide both virtual currency issuance service and virtual currency transaction service.

Further, the online publication of online games is subject to the regulation of the GAPP under the Internet Publication Measures and ICP service operators shall obtain the Internet Publication License prior to publication of any online games. In 2009, the GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games”, which expressly requires that all online games need to be screened by the GAPP through the advanced approvals before they are operated online, and any updated online game versions or any change to the online games shall be subject to further advanced approvals before they can be operated online.

In May 2016, the SAPPRFT issued a Notice on Administration of Mobile Game Publishing Services, or the Mobile Game Notice, which provides that the content of mobile games is subject to review, and that mobile game publishers and operators must apply for publishing and authorization codes for the games. Under the Mobile Game Notice, significant upgrades and expansion packs for mobile games that have previously been approved for publishing may be regarded as new works, and the operators will be required to obtain approval for such upgrades and expansion packs before they are released. In the event of any failure to meet these license and approval requirements, an operator may face heavy penalties, such as being ordered to stop operation, or having its business license revoked.

Regulations Related to Anti-fatigue System, Real-name Registration System and Parental Guardianship Project

In 2007, the GAPP and several other government agencies issued a circular requiring the implementation of an anti-fatigue system and a real-name registration system by all PRC online game operators to curb addictive online game playing by minors. Under the anti-fatigue system, three hours or less of continuous playing by minors, defined as game players under 18 years of age, is considered to be “healthy,” three to five hours to be “fatiguing,” and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game benefits to a minor player by half if the minor has reached the “fatiguing” level, and to zero once reaching the “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue system, a real-name registration system must be adopted to require online game players to register their real identity information before playing online games. The online game operators are also required to submit the identity information of game players to the public security authority for verification. In 2011, the GAPP, together with several other government agencies, jointly issued the Notice on Initializing the Verification of Real-name Registration for the Anti-Fatigue System on Online Games, or the Real-name Registration Notice, to strengthen the implementation of the anti-fatigue and real-name registration system. The main purpose of the Real-name Registration Notice is to curb addictive online game playing by minors and protect their physical and mental health. This notice indicates that the National Citizen Identity Information Center of the Ministry of Public Security will verify identity information of game players submitted by online game operators. The Real-name Registration Notice also imposes stringent penalties on online game operators that do not implement the required anti-fatigue and real-name registration systems properly and effectively, including terminating their online game operations.

In 2011, the MOC, together with several other government agencies, jointly issued a Circular on Printing and Distributing Implementation Scheme regarding Parental Guardianship Project for Minors Playing Online Games to strengthen the administration of online games and protect the legitimate rights and interests of minors. This circular indicates that online game operators must have person in charge, set up specific service webpages and publicize specific hotlines to provide parents with necessary assistance to prevent or restrict minors’ improper game playing behavior. Online game operators must also submit a report regarding its performance under the Parental Guardianship Project to the provincial level counterpart of the MOC each quarter.

In August 2018, the National Health Commission, the MOE, together with several other government agencies, jointly issued the Implementation on Comprehensive Prevention and Control of Juveniles’ Myopia, which sets forth the plans to control the number of new online games and to restrict the amount of time when juveniles play games and use electronic devices.

Regulations Related to Internet Publication

The NAPP is the governmental agency responsible for regulating publishing activities in China. In February 2016, the MIIT and the SAPPRFT jointly promulgated the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, which took effect in March 2016. According to the Online Publishing Provisions, all online publishing services provided within the territory of China are subject to the Online Publishing Provisions, and an online publishing services permit shall be obtained to provide online publishing services. Pursuant to the Online Publishing Provisions, “online publishing services” refer to providing online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are made available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio-visual reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio-visual product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT.

Regulations Related to Advertising Business

According to the PRC laws and regulations, companies that engage in advertising activities must obtain from State Administration for Industry and Commerce or its local branches a business license which specifically includes operating an advertising business within its business scope. An enterprise engaging in advertising business as specified in its business scope does not need to apply for an advertising operation license, provided that such enterprise is not a radio station, television station, newspaper or magazine publisher or any other entity as specified in laws or administrative regulations. Enterprises conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. PRC advertising laws and regulations set forth certain content requirements for advertisements in China including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the State Administration for Industry and Commerce or its local branches may revoke violators’ licenses or permits for their advertising business operations.

In July 2016, the State Administration for Industry and Commerce issued the Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, pursuant to which internet advertising refers to the commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or others means through websites, webpages, internet applications, or other internet media. The Internet Advertising Measures specifically sets out the following requirements: (a) advertisements must be identifiable and marked with the word “advertisement” enabling consumers to distinguish them from non-advertisement information; (b) sponsored search results must be clearly distinguished from organic search results; (c) it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce internet users to click on an advertisement in a deceptive manner; and (d) internet information service providers who do not participate in the business activities of internet advertising are required to stop publishing illegal advertisement only if they know or should have known the advertising is illegal.

In February 2018, the State Administration for Industry and Commerce issued the Notice on Launching Special Rectification on Internet Advertising, pursuant to which, the government authorities will investigate and tackle those false and illegal Internet advertisements that cause adverse social impact, raise strong claims from the people, or harm the personal and property safety of the people. The Internet media and platforms with large social impact and coverage shall be the focus of this rectification.

Regulations Related to Internet Information Security and Privacy Protection

PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint. The Standing Committee of the National People’s Congress enacted the Decisions on Maintaining Internet Security in 2000, and amended in 2009, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

Under the Several Provisions on Regulating the Market Order of Internet Information Services issued by the MIIT in 2011, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the users and it must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

In addition, pursuant to the Notice on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens issued by of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security in 2013, and the Interpretation on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens issued by the Supreme People’s Court and the Supreme People’s Procuratorate in May 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

Further, pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015, which became effective in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information is subject to criminal penalty in severe situation.

In November 2016, the Standing Committee of the National People’s Congress promulgated the Network Security Law of the People’s Republic of China, or the Network Security Law, effective June 1, 2017. The Network Security Law is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures in accordance with the provisions of applicable laws and regulations as well as the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Network Security Law emphasizes that any individuals and organizations that use networks is required to comply with the PRC Constitution and laws, abide by public order and cannot endanger network security or make use of networks to engage in unlawful activities such as endangering national security, economic order and social order, and infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of other people. The Network Security Law has reaffirmed the basic principles and requirements as specified in other existing laws and regulations on personal information protections, such as the requirements on the collection, use, processing, storage and disclosure of personal information, and internet service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Any violation of the provisions and requirements under the Network Security Law may subject the internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Regulations Related to E-Commerce

In 2005, the General Office of the State Council issued Several Opinions on Accelerating the Development of Electronic Commerce to thoroughly stress the significance of the Electronic Commerce and regulate the development of e-commerce. In 2007, MOFCOM promulgated the Guiding Opinions on Online Trading (for Tentative Implementation), under which, the term of “Online Trading” is defined as “the commodity or service trading conducted between the buyer and the seller by making use of internet” and the behaviors of online trading participants are normalized.

According to the Opinions of the Ministry of Commerce on Promoting the Regularized Development of the E-Commerce promulgated by MOFCOM in 2007, it is required to, among others, regularize the information release and transmission behaviors of all parties concerned to online trading, applaud legal, regularized, fair and equitable online marketing, electronic contracting, after-sale services and other e-commerce trading acts, prevent and settle various kinds of trading disputes, regularize electronic payment acts and ensuring the safe flow of funds.

Implementing Opinions on Promoting E-Commerce Application was promulgated by MOFCOM in October 2013, which aims to further promote the development of e-commerce, guide the healthy and speedy development of network retailing, strengthen the development of e-commerce for rural villages and agricultural products, support the development of urban community e-commerce application system and promote innovative application of cross-border e-commerce.

In May 2015, the State Council promulgated the Opinions on Striving to Develop E-commerce to Speed Up the Cultivation of New Economic Driving Force in order to lower the requirements for market access, further simplify the registration of registered capital, deeply promote the reform from “certificate before license” to “license before certificate” in the field of e-commerce and simplify the approval process for the overseas listing of e-commerce enterprises in the territory and encourage the cross-border RMB direct investment in the field of e-commerce.

Further, Guiding Opinions on Fully Enhancing the Credit Construction in the E-commerce Sector was issued by the State Administration for Industry and Commerce and other governmental authorities in December 2016. These opinions require that e-commerce platforms shall (a) establish and perfect internal credit constraint mechanisms, and make full use of big data technologies to strengthen the credit control in terms of commodity quality, intellectual property rights, service level, etc.; (b) establish the business credit early risk warning system, and promptly publish the relevant information to society and risk prompts for seriously dishonest businesses selling forged and fake commodities and hyping credit by malicious scalping, according to requirements of relevant industrial competent and regulatory authorities; (c) establish and improve a report and complaint handling mechanism and responsively submit clues on suspected illegalities and irregularities identified to relevant industrial competent and regulatory authorities, and coordinate with relevant authorities concerning investigation and treatment. As for any e-commerce platform not actively fulfilling the subject responsibilities, the relevant industrial competent or regulatory authority shall promptly take measures such as talk and notification, and impose administrative punishments in accordance with the law.

Regulations Related to Torts and the Internet Infringement of Intellectual Property Rights

The Tort Law was promulgated by the Standing Committee of the National People’s Congress, effective 2010. Under this law, if an internet service provider is aware that an internet user is infringing upon the civil right or interest of another person, such as rights of reputation, portraiture, privacy and copyrights, through its network services, and fails to take necessary measures, the internet service provider shall be jointly liable for such infringement with such internet user. Once the internet service provider is found to be jointly liable for the infringement by internet users, it may be ordered by the court to remove the infringing content, eliminate adverse impact, make public apology, pay economic compensation to the legal right holders and assume other liabilities in accordance with the law.

In October 2015, the General Office of the State Council issued “Opinions of the General Office of the State Council on Strengthening the Governance of Infringement and Counterfeiting on the Internet” to (i) take special actions to crack down online infringements and piracy and strengthen the monitoring and regulation in the key fields of internet (mobile phone) literature, music, film and TV, games, animation, software and standards with copyright to detect and punish infringement and piracy timely; (ii) expand the key scopes of copyright regulation, extend copyright regulation to new forms of transmission including mobile application, cloud storage, micro-blog and WeChat, and (iii) handle online patent dispute cases, strengthen law enforcement and safeguard patent rights in the field of e-commerce. In May 2017, in order to ramp up the efforts to clean up infringements and counterfeiting in the field of internet, the General Office of the State Council further issued “Circular of the General Office of the State Council on Issuing the Major Tasks in Nationwide Crackdown on the Infringement of Intellectual Property Rights and Production and Sale of Counterfeit and Shoddy Goods in 2017.” Meanwhile, the regulatory authorities have been conducting an annual “Clean Up the Internet” campaign in the past several years to combat the internet infringement of intellectual property.

Regulations Related to Intellectual Property Rights

The PRC authorities have adopted comprehensive legislation governing intellectual property rights, including copyrights, patents and trademarks.

Copyright

Under the Copyright Law, issued in 1990 and most recently amended in 2010, or the Copyright Law, and its related Implementing Regulations, issued in 2002 and amended in 2013, creators of protected works enjoy personal and property rights with respect to publication, authorship, alteration, integrity, reproduction, distribution, lease, exhibition, performance, projection, broadcasting, dissemination via information network, production, adaptation, translation, compilation and related activities. The term of a copyright, other than the rights of authorship, alteration and integrity of an author shall be unlimited in time, is life plus 50 years for individual authors and 50 years for corporations. In consideration of the social benefits and costs of copyrights, the PRC authorities balance copyright protections with limitations that permit certain uses, such as for private study, research, personal entertainment and teaching, without compensation to the author or prior authorization.

To address the problem of copyright infringement related to the content posted or transmitted over the internet, the PRC National Copyright Administration and MII jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet, effective 2005. These measures apply to acts of automatically providing such functions as uploading, storing, linking or searching works, audio or video products, or other contents through the internet based on the instruction of website users who publish contents on internet, without editing, amending or selecting any stored or transmitted content. A copyright administration authority shall, when imposing administrative penalties upon the act infringing upon the right of communication through information network, apply the Measures for Imposing Copyright Administrative Penalties issued by the PRC National Copyright Administration in 2009.

The State Council promulgated the Regulation on Protection of the Right of Communication through Information Network, effective in 2006 and amended in March 2013. Under this regulation, an ICP service provider may be exempted from indemnification liabilities under the following circumstances:

•                  any ICP service provider, who provides automatic internet access service upon instructions of its users or provides automatic transmission service of works, performance and audio-visual products provided by its users, will not be required to assume the indemnification liabilities if (i) it has not chosen or altered the transmitted works, performance and audio-visual products; and (ii) it provides such works, performance and audio-visual products to the designated user and prevents any person other than such designated user from obtaining the access.

•                  any ICP service provider who, for the sake of improving network transmission efficiency, automatically stores and provides to its own users, based on the technical arrangement, the relevant works, performances and audio-visual products obtained from any other ICP service providers will not be required to assume the indemnification liabilities if (i) it has not altered any of the works, performance or audio-visual products that are automatically stored; (ii) it has not affected such original ICP service provider in grasping the circumstances where the users obtain the relevant works, performance and audio-visual products; and (iii) when the original ICP service provider revises, deletes or shields the works, performance and audio-visual products, it will automatically revise, delete or shield the same based on the technical arrangement.

•                  any ICP service provider, who provides its users with information memory space for such users to provide the works, performance and audio-visual products to the general public via the information network, will not be required to assume the indemnification liabilities if (i) it clearly indicates that the information memory space is provided to the users and publicizes its own name, contact person and web address; (ii) it has not altered the works, performance and audio-visual products that are provided by the users; (iii) it is not aware of or has reason to know the infringement of the works, performance and audio-visual products provided by the users; (iv) it has not directly derived any economic benefit from the provision of the works, performance and audio-visual products by its users; and (v) after receiving a notice from the right holder, it has deleted such works, performance and audio-visual products as alleged for infringement pursuant to such regulation.

•                  any ICP service provider, who provides its users with search services or links, will not be required to assume the indemnification liabilities if, after receiving a notice from the right holder, it has deleted the works, performance and audio-visual products as alleged for copyright infringement pursuant to this regulation. However, the ICP service provider shall be subject to joint liabilities for copyright infringement if it is aware of or has reason to know the infringement of the works, performance and audio-visual products to which it provides links.

In December 2012, the Supreme People’s Court of China promulgated the Provisions on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes over Infringement of the Right of Dissemination through Information Networks, which provides that the courts will require ICP service providers to remove not only links or content that have been specifically mentioned in the notices of infringement from rights holders, but also links or content they “should have known” to contain infringing content. The provisions further provide that where an ICP service provider has directly obtained economic benefits from any content made available by an internet user, it has a higher duty of care with respect to internet users’ infringement of third-party copyrights.

Patent

The National People’s Congress adopted the Patent Law in 1984, as most recently amended in 2008. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Council is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term in the case of an invention and a ten-year term in the case of a utility model or design, starting from the application date. A third-party user must obtain consent or a proper license from the patent owner to use the patent except for certain specific circumstances provided by law. Otherwise, the use will constitute an infringement of the patent rights.

Trademark

Registered trademarks are protected under the Trademark Law adopted in 1982 and most recently amended in 2013. The PRC Trademark Office of the State Administration for Industry and Commerce is responsible for the registration and administration of trademarks throughout China. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark shall not prejudice the existing right of others obtained by priority, nor shall any person register in advance a trademark that has already been used by another person and has already gained “sufficient degree of reputation” through that person’s use. After receiving an application, the PRC Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. Within three months after such public announcement, any person may file an opposition against a trademark that has passed a preliminary examination. The PRC Trademark Office’s decisions on rejection, opposition or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no opposition is filed within three months after the public announcement period or if the opposition has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked.

Domain name

The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by MII, effective in November 2017. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and PRC domain names. CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the CNNIC Rules, effective in May 2012. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Domain Name Disputes, file a suit to the People’s Court or initiate an arbitration procedure.

Software Copyright

In order to further implement the Computer Software Protection Regulations promulgated by the State Council in 2001 and amended in January 2013, the National Copyright Administration issued the Computer Software Copyright Registration Procedures in 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

Regulations Related to Foreign Exchange Control and Administration

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, promulgated by the State Council in 1996 and most recently amended in 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedures. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds derived by foreign investors in China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in China must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, pursuant to which, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

In March 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19. Pursuant to SAFE Circular 19, the foreign currency capital contribution to a foreign invested enterprise, or an FIE, in its capital account may be converted into Renminbi on a discretional basis. Furthermore, in June 2016, SAFE promulgated Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, pursuant to which, in addition to foreign currency capital, enterprises registered in China may also convert their foreign debts, as well as repatriated funds raised through overseas listing, from foreign currency to Renminbi on a discretional basis. SAFE Circular 16 also reiterates that the use of capital so converted shall follow “the principle of authenticity and self-use” within the business scope of the enterprise. According to SAFE Circular 16, the Renminbi funds so converted shall not be used for the purposes of, whether directly or indirectly, (i) paying expenditures beyond the business scope of the enterprises or prohibited by laws and regulations; (ii) making securities investment or other investments (except for banks’ principal-secured products); (iii) granting loans to non-affiliated enterprises, except as expressly permitted in the business license; and (iv) purchasing non-self-used real estate (except for the foreign-invested real estate enterprises).

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Related to Dividend Distributions

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include the Wholly Foreign-Owned Enterprise Law issued in 1986 and most recently amended in 2016, and the Implementation Regulations on the Wholly Foreign-Owned Enterprise Law issued in 1990 and most recently amended in 2014. Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends.

Regulations Related to Foreign Exchange Registration of Offshore Investment by PRC Residents

In July 2014, SAFE issued the Circular of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, to replace the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13. SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks instead of SAFE or its local branch in connection with their establishment of an SPV.

PRC residents who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of SAFE Circular 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change involving the SPV registered, such as any change of basic information (including change of such PRC residents, change of name and operation term of the SPV), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and SAFE Circular 13, misrepresent on or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent company or affiliates and the capital inflow from the offshore parent company, and may also subject the relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulations Related to Employee Share Options

In February 2012, SAFE issued the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or SAFE Circular 7, replacing the Implementation Rules of the Administrative Measures for Individual Foreign Exchange issued in 2007, to regulate the foreign exchange administration of PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year, with a few exceptions, who participate in stock incentive plans of overseas publicly-listed companies. According to SAFE Circular 7 and other related rules and regulations, such individuals who participate in any employee stock ownership plan or stock option plan of an overseas listed company, are required to register with SAFE or its local branches through a qualified PRC agent, which could be the PRC subsidiaries of such overseas listed company or other qualified institution selected by the PRC subsidiaries, and complete other procedures with respect to the stock incentive plan. In addition, the PRC agent is required to amend SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of these individuals who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with these individuals’ exercise of the employee share options. Such individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China opened and managed by the PRC subsidiaries of the overseas listed company or the PRC agent before distribution to such individuals. We and our executive officers and other employees who are PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year and have been granted options will be subject to these regulations upon the completion of our initial public offering. Failure of our PRC option holders or restricted shareholders to complete their SAFE registrations may subject us and these employees to fines and other legal sanctions.

In addition, the State Administration for Taxation has issued certain circulars concerning employee share options. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

C.                                    Organizational Structure

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and consolidated affiliated entities as of the date of this annual report:

Notes:

(1)         Rui Chen holds 100% equity interests in Shanghai Kuanyu. He is also the chairman of our board of directors and our chief executive officer.

(2)         Rui Chen, Yi Xu, Qian Wei, Ni Li and Xi Cao hold 52.3%, 34.8%, 7.0%, 3.4% and 2.5% equity interests in Shanghai Hode, respectively. Among them, Mr. Chen, Mr. Xu and Ms. Li are also directors and officers of our company.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Hode Technology (our WFOE), our VIEs and their respective shareholders. These contractual arrangements enable us to (i) exercise effective control over our VIEs; (ii) receive substantially all of the economic benefits of our VIEs; and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of them when and to the extent permitted by PRC law.

Agreements that provide us effective control over our VIEs

Powers of Attorney. On June 2, 2015, Mr. Rui Chen, the shareholder of Shanghai Kuanyu, executed a power of attorney to irrevocably appoint Hode Technology or its designated person as his attorney-in-fact to exercise all of his rights as a shareholder of Shanghai Kuanyu, including, but not limited to, the right to convene and attend shareholders’ meeting, vote on any resolution that requires a shareholder vote, such as the appointment or removal of directors and executive officers, and other voting rights pursuant to the then-effective articles of association of Shanghai Kuanyu. The power of attorney will remain in force for so long as the shareholder remains a shareholder of Shanghai Kuanyu.

On October 10, 2017, each of Messrs. Yi Xu, Rui Chen and Xi Cao, and Mses. Qian Wei and Ni Li, the shareholders of Shanghai Hode, executed a power of attorney, which contains terms substantially similar to the power of attorney executed by the shareholder of Shanghai Kuanyu described above.

Equity Pledge Agreements. Pursuant to the equity pledge agreement, dated June 2, 2015, among Hode Technology, Shanghai Kuanyu and Mr. Rui Chen, the shareholder of Shanghai Kuanyu, Mr. Chen pledged all of his equity interests in Shanghai Kuanyu to guarantee his and Shanghai Kuanyu’s performance of their obligations under the contractual arrangements including the exclusive technology consulting and service agreement, the exclusive option agreement and the power of attorney. In the event of a breach by Shanghai Kuanyu or Mr. Chen of contractual obligations under these agreements, Hode Technology, as pledgee, will have the right to dispose of the pledged equity interests in Shanghai Kuanyu. Mr. Chen also undertakes that, during the term of the equity pledge agreements, he will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the equity pledge agreement, Hode Technology has the right to receive all of the dividends and profits distributed on the pledged equity interests.

On October 10, 2017, Hode Technology, Shanghai Hode and each of the shareholders of Shanghai Hode entered into an equity pledge agreement, which contains terms substantially similar to the equity pledge agreement described above. We have completed the registration of the equity pledges with the relevant Office of the State Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Spousal Consent Letters. Pursuant to the spousal consent letter, dated June 2, 2015, the spouse of Mr. Rui Chen, the sole shareholder of Shanghai Kuanyu, unconditionally and irrevocably agreed that the equity interest in Shanghai Kuanyu held by and registered in the name of Mr. Chen will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement and the power of attorney. The spouse agreed not to assert any rights over the equity interest in Shanghai Kuanyu held by her spouse. In addition, in the event that the spouse obtains any equity interest in Shanghai Kuanyu held by her spouse for any reason, she agreed to be bound by the contractual arrangements.

On October 10, 2017, the respective spouse of Rui Chen, Xi Cao and Qian Wei, each a shareholder of Shanghai Hode, executed a spousal consent letter, which contains terms substantially similar to the spousal consent letter described above.

Agreements that allow us to receive economic benefits from our VIEs

Exclusive Technology Consulting and Services Agreements. Under the exclusive technology consulting and services agreement between Hode Technology and Shanghai Kuanyu, dated June 2, 2015, Hode Technology has the exclusive right to provide to Shanghai Kuanyu consulting and services related to, among other things, research and development, system operation, advertising, internal training and technical support. Hode Technology has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Shanghai Kuanyu agrees to pay Hode Technology an annual service fee, at an amount that is agreed by Hode Technology. This agreement will remain effective for a 10-year term and then be automatically renewed, unless Hode Technology gives Shanghai Kuanyu a termination notice 90 days before the term ends.

On October 10, 2017, Hode Technology and Shanghai Hode entered into an exclusive technology consulting and services agreement, which contains terms substantially similar to the exclusive technology consulting and services agreement described above.

Agreements that provide us with the option to purchase the equity interests in our VIEs

Exclusive Call Option Agreements. Pursuant to the exclusive call option agreement, dated June 2, 2015, among Hode Technology, Shanghai Kuanyu and Mr. Rui Chen, the shareholder of Shanghai Kuanyu, Mr. Chen irrevocably granted Hode Technology an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of his equity interests in Shanghai Kuanyu, and the purchase price shall be the lowest price permitted by applicable PRC law. In addition, Shanghai Kuanyu has granted Hode Technology an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of Shanghai Kuanyu’s assets at the book value of such assets, or at the lowest price permitted by applicable PRC law, whichever is higher. Mr. Chen undertakes that, without the prior written consent of Hode Technology or us, he may not increase or decrease the registered capital, dispose of its assets, incur any debts or guarantee liabilities, enter into any material purchase agreements, conduct any merger, acquisition or investments, amend its articles of association or provide any loans to third parties. The exclusive call option agreement will remain effective until all equity interests in Shanghai Kuanyu held by Mr. Chen and all assets of Shanghai Kuanyu are transferred or assigned to Hode Technology or its designated representatives.

On October 10, 2017, Hode Technology, Shanghai Hode and each of the shareholders of Shanghai Hode entered into an exclusive call option agreement, which contains terms substantially similar to the exclusive call option agreement described above.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel

•                  the ownership structures of Hode Technology, Shanghai Kuanyu and Shanghai Hode will not result in any violation of PRC laws or regulations currently in effect; and

•                  the contractual arrangements among Hode Technology, Shanghai Kuanyu and Shanghai Hode and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our online entertainment business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.”, “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure— Substantial uncertainties exist with respect to how the Foreign Investment Law may impact the viability of our current corporate structure and operations.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.”

D.                                    Property, Plant and Equipment

Our headquarters is located at Wujiaochang commercial district in Shanghai, where we lease and occupy the office building with an aggregate floor area of approximately 24,000 square meters. A substantial majority of our employees are based at our headquarters in Shanghai. Our servers and network facilities for internal administrative functions are located at our headquarters. We also lease and occupy an office building located at Putuo District in Shanghai with an aggregate floor area of approximately 1,600 square meters. We have sales and marketing, accounting and anime production personnel as well as game development teams at our regional offices in Beijing and Tokyo. We lease and occupy approximately 1,500 square meters of office space in Beijing and approximately 760 square meters of office space in Tokyo. We also lease and occupy approximately 1,900 square meters of office space in Wuhan for content screening team. These leases vary in duration from one to six years.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.                                    Operating Results

Key Factors Affecting Our Results of Operations

User growth and engagement

Our business depends on our ability to grow our user base, and maintain and increase user engagement. We have experienced rapid user growth since our inception. The following table sets forth our average MAUs for each of the quarters indicated:

	For the Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
	(in thousands)
Average MAUs	57,297.3	65,479.2	73,937.2	71,758.3	77,454.2	85,041.4	92,748.0	92,766.2

Our MAUs include our mobile app MAUs and PC MAUs after eliminating duplicates of users who utilize both terminals. Our active users generally view and consume a multitude of content offered on our platform, including videos, live broadcasting, mobile games and other content. Our mobile games are generally free to play, and we offer in-game virtual items that are available for sale, through which we generate our mobile game revenues. We derive a substantial percentage of revenues from our mobile game services, and, to a lesser extent, from live broadcasting and VAS and advertising. In 2018, our average monthly active users for mobile games were 10.6 million, as compared to 9.1 million in 2017, representing an increase of 16.2%. The number of our users and the level of their engagement on our platform indirectly affect our revenues because the more users we have, the more mobile game players, live broadcasting hosts and advertisers we have. In particular, mobile game user base growth and engagement are primarily driven by the launch of new games and the release of updates of our existing games.

Monetization of our user base with increasingly diversified product and service offerings

Our revenues and results of operations depend on our ability to monetize our large user base, to convert more users to paying users and to increase the spending of our paying users. Paying users on our platform include users who make payments for various products and services on our platform, including purchases in mobile games offered on our platform, and payments for virtual items in our live broadcasting programs and for VAS. A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user.

The following table sets forth our average MAUs, our average monthly paying users, average monthly paying users for mobile games, average monthly revenue per paying user and average monthly revenue per paying user for mobile games for each of the quarters indicated:

	For the Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
	(in thousands)
Average MAUs	57,297.3	65,479.2	73,937.2	71,758.3	77,454.2	85,041.4	92,748.0	92,766.2
Average monthly paying users	853.6	1,072.7	1,174.0	1,108.9	2,472.5	2,966.2	3,540.2	4,415.8
Average monthly paying users for mobile games	463.0	585.8	743.6	644.6	829.9	817.4	913.9	879.1
	(in RMB)
Average monthly revenue per paying user	151.2	165.6	182.7	201.7	105.7	102.2	86.0	69.0
Average monthly revenue per paying user for mobile games	251.3	279.7	269.0	319.3	276.5	322.6	271.4	270.3

The number of average monthly paying users has generally been increasing as we expanded our mobile games operations and diversify our live broadcasting and other value-added services offerings. The number of average monthly paying users and average monthly paying users for mobile games may vary from quarter to quarter and is subject to certain seasonal fluctuations. For example, the number of average monthly paying users and average monthly paying users for mobile games decreased in the fourth quarter of 2017 and 2018 primarily due to the seasonal effect associated with school terms as our user and game player base returned to school after the summer holidays. In addition, our average monthly revenue per paying user for mobile games have also generally been increasing as we continued to strengthen our monetization capabilities. However, the average monthly revenue per paying user and average monthly revenue per paying user for mobile games may also fluctuate on a quarterly basis as they are often affected by a variety of factors such as seasonality and the number and type of promotions that may be conducted from time to time. Our average monthly revenue per paying user decreased from the third quarter to the fourth quarter of 2018, as a result of a substantial increase in the number of paying users attributable to a promotion event related to our premium membership program in October 2018, and the relatively low revenue per premium member.

We expect the number of our average monthly paying users to further grow in the near future. However, certain factors inherent in our business and industry could cause our actual results to be materially different from our expectations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to anticipate user preferences and provide products and services to attract and retain users, or if we fail to keep up with rapid changes in technologies and their impact on user behavior, we may not be able to attract sufficient user traffic to remain competitive, and our business and prospects may be materially and adversely affected.”

We have also disclosed a series of operating data in 2016, 2017 and 2018 throughout this annual report, including (i) the average monthly number of active content creators, (ii) the number of video submissions, (iii) the number of monthly active users for mobile games, (iv) the average daily time spent per active user on mobile app, (v) the users who participated in social interactions monthly, (vi) the number of average monthly social interactions, (vii) the percentage of PUG video views, and (viii) number of valid premium member. We expect to increase revenues from advertising, particularly from performance-based advertising and in-program advertising. We believe that although these operating data generally are not directly correlated with revenues, they are indicators of the overall health and development of our platform, and their increases tend to coincide with the growth of our revenues.

Our brand recognition and market leadership

Our ability to maintain our prominent market leadership and brand recognition as the leading online entertainment platform is key to our ability to maintain and enhance relationships with our users, content providers, advertisers, game developers and other business partners, and increase our revenues. In addition, the reputation and attractiveness of our platform among young users also serves as an efficient marketing channel for our products and services, such as mobile games.

Our ability to manage our costs and expenses

Our results of operations depend on our ability to manage our costs and expenses. Our cost of revenues consists primarily of revenue-sharing costs, content costs, server and bandwidth costs and staff costs. We expect our revenue-sharing costs and content costs will increase in absolute amount as our user base expands and we continue to procure quality content. In addition, we expect the absolute amount of our server and bandwidth costs and our staff costs to increase as we grow our business. We will also invest in the growth by incurring sales and marketing expenses.

Investment in technology and talent

Our technology is critical for us to retain and attract users, other customers and business partners. Our current research and development efforts are primarily focused on enhancing our artificial intelligence technology, big data analytics capabilities and cloud technology.

Key Components of Results of Operations

Net revenues

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Mobile games	342,382	65.4%	2,058,226	83.4%	2,936,331	427,072	71.1%
Live broadcasting and VAS	79,656	15.2%	176,443	7.1%	585,643	85,178	14.2%
Advertising	60,727	11.6%	159,160	6.5%	463,490	67,412	11.2%
E-commerce and others	40,545	7.8%	74,620	3.0%	143,467	20,866	3.5%
Total net revenues	523,310	100.0%	2,468,449	100.0%	4,128,931	600,528	100.0%

Mobile games. We primarily offer exclusively distributed mobile games and jointly operated mobile games developed by third-party game developers. For exclusively distributed mobile games, we are responsible for game launch, hosting and maintenance of game servers, the operation of in-game promotions and customer services. We also develop localized versions for such games licensed from overseas developers. For jointly operated mobile game services, we offer our mobile game platform for mobile games developed by third-party game developers. We earn game promotion service revenue within the applicable contract periods by providing payment solutions and market promotion services, while game developers are responsible for providing game products, hosting and maintaining game servers and determining the pricing of in-game virtual items. As of December 31, 2018, we operated 11 exclusively distributed mobile games and over 300 games under joint operating arrangements. Additionally, we also have operated one self-developed game since August 2017. Our revenues from mobile games depend on the number of paying users and average revenue per paying user, and ultimately are determined by our ability to select, procure and offer engaging games tailored to our platform and our user preferences.

Live broadcasting and VAS. We generate revenues from our live broadcasting program by sales of in-channel virtual items for use in our live broadcasting program so that users can send them to hosts to show their support. The virtual items sold by us comprise of either consumable items, such as gifts and items that create special visual effects, or time-based items, such as privileges and titles. Under the arrangements with hosts of our live broadcasting program, we share with them a portion of the revenues derived from the sales of virtual items. Meanwhile, we also generate revenues from VAS including membership subscription, paid content and virtual items on our video platform. In January 2018, we launched a premium membership program allowing paying members to enjoy exclusive or view licensed content as well as original content in advance. We expect revenues from live broadcasting and VAS to continue to grow.

Advertising. We generate advertising revenues primarily from display advertising arrangements, and we expect to increase performance-based advertisements and in-program advertisements. Display advertising arrangements allow advertisers to place advertisements on particular areas of our platform, in particular formats and over particular periods. Performance-based advertisements allow advertisers to connect with users who are likely to have demand for the advertisers’ products and services based on users’ activity and demographic data collected on our platform. We have also worked with our content creators and licensed content providers to offer advertisers in-program advertisements. We launched performance-based feed advertising services in December 2017. We expect our advertising revenues to increase in the foreseeable future as we will continue to introduce new advertising and marketing solutions and attract more advertisers.

E-commerce and others. Our e-commerce and others primarily consist of sales of products on our e-commerce platform, and also include revenues from holding certain offline performance activities. We expect an increase in e-commerce and others in the foreseeable future considering the growing demand for ACG-related products from our users.

Cost of revenues

The following table sets forth the components of our cost of revenues by amounts and percentages of cost of revenues for the periods presented:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Revenue-sharing costs	151,252	19.6%	926,315	48.3%	1,630,881	237,202	49.8%
Content costs	146,088	18.9%	261,534	13.6%	543,009	78,977	16.6%
Staff costs	88,608	11.5%	128,268	6.7%	238,793	34,731	7.3%
Server and bandwidth costs	322,649	41.7%	468,903	24.4%	618,737	89,992	18.9%
Others	64,215	8.3%	134,221	7.0%	242,073	35,208	7.4%
Total cost of revenues	772,812	100.0%	1,919,241	100%	3,273,493	476,110	100%

Revenue-sharing costs consist of fees paid to game developers, distribution channels (app stores) and payment channels, as well as fees we pay to hosts of our live broadcasting program and content creators in accordance with our revenue-sharing arrangements. Content costs consist of amortized costs of purchased licensed content from copyright owners or content distributors. Staff costs consist of salaries and benefits for our employees involved in the operation of our app/websites, mobile game services and live broadcasting program. Server and bandwidth costs are the fees we pay to telecommunication carriers and other service providers for telecommunication services, hosting our servers at their internet data centers, and providing content delivery network and application services.

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of operating expenses for the periods presented:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	102,659	15.9%	232,489	30.1%	585,758	85,195	37.0%
General and administrative expenses	451,334	70.0%	260,898	33.7%	461,165	67,074	29.1%
Research and development expenses	91,222	14.1%	280,093	36.2%	537,488	78,174	33.9%
Total operating expenses	645,215	100.0%	773,480	100%	1,584,411	230,443	100%

Sales and marketing expenses. Sales and marketing expenses consist primarily of general marketing and promotional expenses, as well as salaries and benefits, including share-based compensation expenses, for our sales and marketing personnel. We expect our sales and marketing expenses to increase in absolute amounts in the foreseeable future due to increasing investment to maintain our brand awareness and leadership.

General and administrative expenses. General and administrative expenses consist primarily of salaries and expenses, including share-based compensation expenses, professional fees and rental expenses. We expect our general and administrative expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of our business as well as accounting, insurance, investor relations and other public company costs.

Research and development expenses. Research and development expenses consist primarily of salaries and benefits, including share-based compensation expenses, for research and development personnel dedicated to the development and enhancement of our app/websites and development of online games. We expect our research and development expenses to increase as we expand our research and development team, to enhance our artificial intelligence technology, big data analytics capabilities and cloud technology and develop new features and functionalities on our platform.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Selected Consolidated Statements of Operations and Comprehensive Loss Data
Net revenues	523,310	100.0%	2,468,449	100.0%	4,128,931	600,528	100.0%
Cost of revenues(1)	(772,812)	(147.7)%	(1,919,241)	(77.8)%	(3,273,493)	(476,110)	(79.3)%
Gross (loss)/profit	(249,502)	(47.7)%	549,208	22.2%	855,438	124,418	20.7%
Operating expenses:
Sales and marketing expenses(1)	(102,659)	(19.6)%	(232,489)	(9.4)%	(585,758)	(85,195)	(14.2)%
General and administrative expenses(1)	(451,334)	(86.2)%	(260,898)	(10.6)%	(461,165)	(67,074)	(11.2)%
Research and development expenses(1)	(91,222)	(17.5)%	(280,093)	(11.3)%	(537,488)	(78,174)	(13.0)%
Total operating expenses	(645,215)	(123.3)%	(773,480)	(31.3)%	(1,584,411)	(230,443)	(38.4)%
Loss from operations	(894,717)	(171.0)%	(224,272)	(9.1)%	(728,973)	(106,025)	(17.7)%
Other income/(expenses):
Investment income, net (including impairments)	9,795	1.9%	22,957	0.9%	96,440	14,027	2.3%
Interest income	1,502	0.3%	1,483	0.1%	68,706	9,993	1.7%
Exchange (losses)/gains	(21,267)	(4.1)%	6,445	0.3%	(1,661)	(242)	0.0%
Others, net	(3,668)	(0.7)%	18,518	0.7%	26,455	3,848	0.6%
Loss before tax	(908,355)	(173.6)%	(174,869)	(7.1)%	(539,033)	(78,399)	(13.1)%
Income tax	(3,141)	(0.6)%	(8,881)	(0.4)%	(25,988)	(3,780)	(0.6)%
Net loss	(911,496)	(174.2)%	(183,750)	(7.5)%	(565,021)	(82,179)	(13.7)%

Note:

(1)         Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	3,775	7,936	28,173	4,098
Sales and marketing expenses	3,029	3,423	11,499	1,672
General and administrative expenses	353,806	56,746	102,544	14,914
Research and development expenses	4,878	11,849	38,977	5,669
Total	365,488	79,954	181,193	26,353

Year ended December 31, 2018 compared to year ended December 31, 2017

Net revenues

Our net revenues, which consisted of revenues from mobile games, live broadcasting and VAS, advertising, e-commerce and other services, increased by 67.3% from RMB2,468.4 million in 2017 to RMB4,128.9 million (US$600.5 million) in 2018. This increase was primarily due to increases in revenues from mobile games, and partially due to increase in revenues from live broadcasting and VAS. Across our platform, our average monthly paying users increased by 218% from approximately 1,052,300 in 2017 to approximately 3,348,700 in 2018.

Mobile games. Our net revenues from mobile games increased by 42.7% from RMB2,058.2 million in 2017 to RMB2,936.3 million (US$427.1 million) in 2018, primarily attributable to a 41.2% increase in average monthly paying users from approximately 609,300 in 2017 to approximately 860,100 in 2018. The increase was primarily due to the increasing popularity of our existing mobile games, particularly the success of Fate/Grand Order, which was launched in September 2016, as well as the launch of new mobile games, such as the launch of Ark Order in September 2018 and Song of Time in November 2018. On an overall basis, 13.6% of the increase in net revenues from mobile games is attributable to the new mobile games launched during 2018 while the remaining 86.4% is attributable to the existing mobile games that were launched prior to 2018.

Live broadcasting and VAS. Our net revenues from live broadcasting and VAS increased by 231.9% from RMB176.4 million in 2017 to RMB585.6 million (US$85.2 million) in 2018, mainly attributable to the increase in the number of paying users for live broadcasting services and our premium membership program.

Advertising. Our net revenues from advertising increased by 191.2% from RMB159.2 million in 2017 to RMB463.5 million (US$67.4 million) in 2018. This increase was driven by revenue from our performance-based advertising launched in the fourth quarter of 2017 and brand advertising.

E-commerce and Others. We had RMB74.6 million and RMB143.5 million (US$20.9 million) of e-commerce and other net revenues in 2017 and 2018, respectively. The increase was primarily attributable to the increase in sales of products on our e-commerce platform.

Cost of revenues

Our cost of revenues increased by 70.6% from RMB1,919.2 million in 2017 to RMB3,273.5 million (US$476.1 million) in 2018 as all components of cost of revenues increased due to our business growth and the expansion of our user base.

Server and bandwidth costs increased by 31.9% from RMB468.9 million in 2017 to RMB618.7 million (US$90.0 million) in 2018, primarily due to an increase in server and bandwidth capacity to keep pace with the expansion of our user base and the increase in active users.

Revenue-sharing costs, which primarily consisted of the portion of revenues shared with game developers, certain popular live broadcasting hosts and content creators, increased by 76.1% from RMB926.3 million in 2017 to RMB1,630.9 million (US$237.2 million) in 2018, primarily due to an increase in payments made to developers of exclusively distributed games, in particular Fate/Grand Order and Azur Lane, and an increase in payments made to hosts of live broadcasting programs and content creators on our platform.

Content costs increased by 107.6% from RMB261.5 million in 2017 to RMB543.0 million (US$79.0 million) in 2018 as we continued to acquire licensed content to expand and diversify our content offerings.

Staff costs increased by 86.2% from RMB128.3 million in 2017 to RMB238.8 million (US$34.7 million) in 2018, primarily due to an increase in headcount for employees dedicated to the operations of our app/websites, mobile game services and live broadcasting programs to maintain our service quality and keep pace with the growth of our user base.

Gross profit

As a result of the foregoing, we had gross profit of RMB855.4 million (US$124.4 million) in 2018, compared to gross profit of RMB549.2 million in 2017.

Operating expenses

Our total operating expenses increased by 104.8% from RMB773.5 million in 2017 to RMB1,584.4 million (US$230.4 million) in 2018, as sales and marketing expenses and research and development expenses increased due to our business growth and the expansion of our user base.

Sales and marketing expenses. Our sales and marketing expenses increased by 152.0% from RMB232.5 million in 2017 to RMB585.8 million (US$85.2 million) in 2018, primarily attributable to increased channel and marketing expenses associated with our app and brand, including promotional activities for offline events, promotional expenses for mobile games, and an increase in headcount in sales and marketing personnel.

General and administrative expenses. Our general and administrative expenses increased by 76.8% from RMB260.9 million in 2017 to RMB461.2 million (US$67.1 million) in 2018. The increase was primarily attributable to an increase in general and administrative personnel-related expenses, an increase in share-based compensation expenses and an increase in other miscellaneous expenses.

Research and development expenses. Our research and development expenses increased by 91.9% from RMB280.1 million in 2017 to RMB537.5 million (US$78.2 million) in 2018, primarily due to increased headcount in research and development personnel and increased share-based compensation expenses.

Loss from operations

As a result of the foregoing, we incurred loss from operations of RMB729.0 million (US$106.0 million) in 2018, compared to loss from operations of RMB224.3 million in 2017.

Other income/(expenses)

Investment income, net. Net investment income primarily includes return earned on financial products issued by banks and investments in money market funds and gains from revaluation of our long-term investments. We had net investment income of RMB96.4 million (US$14.0 million) in 2018, compared to RMB23.0 million in 2017. The increase was primarily due to the gains from the revaluation of previously held equity interest in certain investments when obtaining control over these companies in 2018, partially offset by the impairment loss charge for other investments.

Interest income. Interest income represents interest earned on bank deposits. We had interest income of RMB1.5 million and RMB68.7 million (US$10.0 million) in 2017 and 2018, respectively.

Exchange (losses)/gains. We had exchange losses of RMB1.7 million (US$0.2 million) in 2018, compared to exchange gains of RMB6.4 million in 2017, primarily due to the depreciation of Renminbi against the U.S. dollar.

Others, net. Others, net primarily consists of non-operating expenses, bank charges, interest expenses and government subsidies. We had other net gain of RMB26.5 million (US$3.8 million) in 2018, compared to other net gain of RMB18.5 million in 2017. The increase was primarily attributable to government subsidies income we recorded in 2018.

Income tax

We recorded income tax of RMB26.0 million (US$3.8 million) in 2018, compared to RMB8.9 million in 2017.

Net loss

As a result of the foregoing, we incurred net loss of RMB565.0 million (US$82.2 million) in 2018, compared to net loss of RMB183.8 million in 2017.

Year ended December 31, 2017 compared to year ended December 31, 2016

Net revenues

Our net revenues, which consisted of revenues from mobile games, live broadcasting and VAS, advertising and other services, increased by 372% from RMB523.3 million in 2016 to RMB2,468.4 million in 2017. This increase was primarily due to increases in revenues from mobile games. Across our platform, our average monthly paying users increased by 161% from approximately 402,500 in 2016 to approximately 1,052,300 in 2017. For mobile games, live broadcasting and VAS, average monthly revenue per paying user increased from approximately RMB94 in 2016 to approximately RMB185 in 2017 as a result of our enhanced mobile game operations as well as expanded and diversified live broadcasting offerings.

Mobile games. Our net revenues from mobile games increased substantially from RMB342.4 million in 2016 to RMB2,058.2 million in 2017, primarily attributable to a 140% increase in average monthly paying users from approximately 253,700 in 2016 to approximately 609,300 in 2017. The increase was primarily due to the increasing popularity of our existing mobile games, particularly the success of Fate/Grand Order, which was launched in September 2016, as well as the launch of new mobile games, such as the launch of Azur Lane in May 2017. On an overall basis, 19.0% of the increase in net revenues from mobile games is attributable to the new mobile games launched during 2017 while the remaining 81.0% is attributable to the existing mobile games that were launched prior to 2017.

Live broadcasting and VAS. Our net revenues from live broadcasting and VAS increased by 122% from RMB79.7 million in 2016 to RMB176.4 million in 2017, mainly attributable to growth in the number and popularity of our hosts as well as an increase in diversity of live broadcasting programs offered on our platform.

Advertising. Our net revenues from advertising increased by 162% from RMB60.7 million in 2016 to RMB159.2 million in 2017. This increase was driven by (i) an increase in the number of our average MAUs, and (ii) marketing and promotional efforts undertaken by our marketing team to promote and strengthen our brand and reputation, both of which further enhanced our attractiveness to advertisers.

E-commerce and others. We had RMB40.5 million and RMB74.6 million of other net revenues in 2016 and 2017, respectively. The increase was primarily attributable to an increase in sales of products through our e-commerce platform and sales of tickets for our offline events.

Cost of revenues

Our cost of revenues increased by 148% from RMB772.8 million in 2016 to RMB1,919.2 million in 2017 as all components of cost of revenues increased due to our business growth and the expansion of our user base.

Server and bandwidth costs increased by 45.3% from RMB322.6 million in 2016 to RMB468.9 million in 2017, primarily due to an increase in server and bandwidth capacity to keep pace with the expansion of our user base and the increase in active users.

Revenue-sharing costs, which primarily consisted of the portion of revenues shared with game developers, certain popular live broadcasting hosts and content creators, increased substantially from RMB151.3 million in 2016 to RMB926.3 million in 2017, primarily due to an increase in payments made to developers of exclusively distributed games, in particular Fate/Grand Order and Azur Lane, and to a lesser extent, due to an increase in payments made to hosts of live broadcasting programs and content creators on our platform.

Content costs increased by 79.0% from RMB146.1 million in 2016 to RMB261.5 million in 2017 as we continued to acquire licensed content to expand and diversify our content offerings.

Staff costs increased by 44.8% from RMB88.6 million in 2016 to RMB128.3 million in 2017, primarily due to an increase in headcount for employees dedicated to the operations of our app/websites, mobile game services and live broadcasting programs to maintain our service quality and keep pace with the growth of our user base.

Gross profit/(loss)

As a result of the foregoing, we had gross profit of RMB549.2 million in 2017, compared to gross loss of RMB249.5 million in 2016.

Operating expenses

Our total operating expenses increased by 19.9% from RMB645.2 million in 2016 to RMB773.5 million in 2017, as sales and marketing expenses and research and development expenses increased due to our business growth and the expansion of our user base.

Sales and marketing expenses. Our sales and marketing expenses increased by 126% from RMB102.7 million in 2016 to RMB232.5 million in 2017, primarily attributable to the costs of the marketing campaigns associated with the launch of Azur Lane and the overseas version of Fate/Grand Order, as well as marketing and promotional costs for our platform.

General and administrative expenses. Our general and administrative expenses decreased by 42.2% from RMB451.3 million in 2016 to RMB260.9 million in 2017. The decrease was primarily attributable to a decrease in share-based compensation expenses, partially offset by an increase in rental payments and an increase in average compensation for administrative personnel as well as an increase in advisory and professional service fees related to our initial public offering.

Research and development expenses. Our research and development expenses increased by 207% from RMB91.2 million in 2016 to RMB280.1 million in 2017, primarily due to an increase in headcount for our research and development personnel dedicated to enhancing our platform operations and mobile game services.

Loss from operations

As a result of the foregoing, we incurred loss from operations of RMB224.3 million in 2017, compared to loss from operations of RMB894.7 million in 2016.

Other income/(expenses)

Investment income, net. Net investment income primarily includes return earned on financial products issued by banks and investments in money market funds. We had net investment income of RMB23.0 million in 2017, compared to RMB9.8 million in 2016.

Interest income. Interest income represents interest earned on bank deposits. We had interest income of RMB1.5 million and RMB1.5 million in 2016 and 2017, respectively.

Exchange (losses)/gains. We had exchange gains of RMB6.4 million in 2017, compared to exchange losses of RMB21.3 million in 2016, primarily due to the appreciation of Renminbi against the U.S. dollar.

Others, net. Other, net primarily consists of non-operating expenses, bank charges, interest expenses and government subsidies. We had other net gain of RMB18.5 million in 2017, compared to other net loss of RMB3.7 million in 2016. The increase was primarily attributable to government subsidies income we recorded in 2017.

Income tax

We recorded income tax of RMB8.9 million in 2017, compared to RMB3.1 million in 2016.

Net loss

As a result of the foregoing, we incurred net loss of RMB183.8 million in 2017, compared to net loss of RMB911.5 million in 2016.

Seasonality

Our results of operations are also subject to seasonal fluctuations. For example, the growth of active users tends to accelerate during school holidays, such as summer and winter breaks, and slow down at the beginning and during certain parts of the school year, as well as the holiday season starting in the fourth quarter and ending with the Chinese New Year holidays, which typically fall in the first half of the first quarter. We conduct marketing campaigns and promotional activities from time to time, which may result in fluctuations in the number of and/or spending by our paying users. Seasonal fluctuations have not thus far posed material operational and financial challenges to us, as such periods tend to be brief and predictable, allowing us to re-allocate resources and improve efficiency ahead of time.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiaries incorporated in Hong Kong, Hode HK, Bilibili HK Limited, Auwong Technology (HK) Limited, Dreamcaster Technology Global (HK) Limited, Zenith Group Holdings Co., Limited and Miaosila HK Limited are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax.

PRC

Our PRC subsidiaries are subject to PRC EIT on their taxable income in accordance with the relevant PRC income tax laws. Effective from January 1, 2008, the statutory corporate income tax rate is 25%, except for certain entities eligible for preferential tax rates.

In 2017, Shanghai Hode qualified as a HNTE and is eligible for a 15% preferential tax rate effective from 2017 to 2019.

In 2018, Shanghai Bilibili Technology Co., Ltd. qualified as a HNTE and is eligible for a 15% preferential tax rate effective from 2018 to 2020.

Our other PRC subsidiaries, VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to value-added tax at a rate of 16% and 17% on sales, and 6% on the services (research and development services, technology services, information technology services and/or culture and creativity services), in each case less any deductible value-added tax we have already paid or borne. We will be subject to value-added tax at a rate of 13% on sales from April 1, 2019, less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise, which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Basis of presentation and use of estimates

Subsidiaries are those entities in which we, directly or indirectly, (i) control more than one half of the voting power, (ii) have the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of board of directors, or (iii) have the power to govern the financial and operating policies under a statute or agreement among the shareholders or equity holders.

A consolidated variable interest entity is an entity in which we, or our subsidiaries, through contractual arrangements, have the power to direct the activities that most significant impact the entity’s economic performance, bear the risks of and enjoy the rewards normally associated with ownership of the entity, and therefore we are the primary beneficiary of the entity.

We consolidate our subsidiaries and the variable interest entities of which we are the primary beneficiary. On a periodic basis, we reconsider the initial determination of whether a legal entity is a consolidated entity upon the occurrence of certain events listed in ASC 810-10-35-4. We also continually reconsider whether we are the primary beneficiary of our affiliated entities as facts and circumstances change.

Revenue recognition

On January 1, 2018, we adopted ASC 606, Revenue from Contracts with Customers using the modified retrospective method for all contracts not completed as of the date of adoption. Accordingly, revenue for the year ended December 31, 2018 was presented under ASC 606, while comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. We identify our contracts with customers and all performance obligations within those contracts. We then determine the transaction price and allocate the transaction price to the performance obligations within our contracts with customers, recognizing revenue when, or as, we satisfy our performance obligations.

The adoption of ASC 606 did not significantly change (i) the timing and pattern of revenue recognition for all of our revenue streams, and (ii) the presentation of revenue as gross versus net. Therefore, the adoption of ASC 606 did not have a significant impact on our financial position, results of operations, equity or cash flows as of the adoption date and for the year ended December 31, 2018.

Our revenue recognition policies effective upon the adoption of ASC 606 are as follows:

Mobile game services

•                  Exclusively distributed mobile games

For the years ended December 31, 2016, 2017 and 2018, we primarily generate revenues from the sale of in-game virtual items, including characters, warships, characters or camouflage for warships or other accessories to enhance the game-playing experience, within the games.

In accordance with ASC 606, we evaluate the contracts with our customers and determine that we have a single combined performance obligation which is to make the game and the ongoing game related services available to the paying players. The transaction price, which is the amount paid for in-game virtual items by the paying player, is allocated entirely to this single combined performance obligation. We recognize revenue from in-game virtual items over the estimated average playing period of paying players, starting from the point-in-time when related in-game virtual items are delivered to the paying players’ accounts.

We have estimated the average playing period of the paying players for each game, usually between three to seven months. We consider the average period that players typically play the games and other game player behavior patterns, as well as various other factors to arrive at the best estimates for the estimated playing period of the paying players. To compute the estimated average playing period for paying players, we consider the initial purchase date as the starting point of a player’s lifespan. We track populations of paying players who made their initial purchases during the 10-days interval period (the “Cohort”) and track each Cohort to understand the subsequent churn rate of the paying players of each Cohort, i.e. the number of players from each Cohort who left subsequent to their initial purchases. To determine the ending point of a paying player’s lifespan beyond the date for which observable data are available, we extrapolate the actual observed attrition rate to arrive at an estimated weighted average playing lifespan for paying players of the selected games. If a new game is launched and only a limited period of paying player data is available, then we consider other qualitative factors, such as the playing patterns for paying players for other games with similar characteristics with the new game, such as targeted players and purchasing frequency. While we believe our estimates to be reasonable based on available game player information, we may revise such estimates based on new information indicating a change in the game player behavior patterns and any adjustments are applied prospectively.

In accordance with ASC 606-10-55-39, we assess whether we act as the principal or as an agent in the arrangement with each party respectively. We record revenue generated from exclusive licensed mobile games on a gross basis as we are acting as the principal to fulfill all obligations related to the mobile game operations. We are responsible for the launch of the games, hosting and maintenance of game servers, and determination of when and how to operate the in-game promotions and customer services. We are also determining the pricing of in-game virtual items and making a localized version for overseas licensed games.

Proceeds earned from selling in-game virtual items are shared between us and the third-party game developers, with the amount paid to the third-party game developers generally calculated based on amounts paid by paying players, after deducting the fees paid to the payment channels and the distribution channels. Fees paid to third-party game developers, distribution channels and payment channels are recorded as “Cost of revenues” on our consolidated financial statements.

•                  Jointly operated mobile game publishing services

We are also offering publishing services for mobile games developed by the third-party game developers. In accordance with ASC 606, we evaluate our contracts with the third-party game developers and identify the performance obligations as publishing, providing payment solution and market promotion service to the third-party game developers. Accordingly, we earn service revenue by publishing mobile games to the game players.

In accordance with ASC 606-10-55-39, we assess whether we act as the principal or as an agent in the arrangement with each party respectively. With respect to the jointly operated licensed arrangements between the third-party game developers and us, we considered we do not have the primary responsibility for fulfillment and acceptability of the game services. Our responsibilities are publishing, providing payment solution and market promotion service, and thus we view the third-party game developers to be our customers. Accordingly, we record the game publishing service revenue from these games, on a net basis based on the ratios pre-determined with the third-party game developers when the performance obligations are satisfied, which is generally when the paying players purchase virtual currencies issued by the third-party game developers.

Advertising services

•                  Display advertisements

We provide display-based online advertising services to our customers by integrating different formats of advertisements, including but not limited to banners, text-links, videos, logos, buttons and rich media. We determine each format of advertisements is a distinct performance obligation. Consideration is allocated to each performance obligation based on the standalone selling price. We recognize revenue on a pro-rata basis for each performance obligation commencing on the date the advertisements are displayed on our platform.

•                  Performance-based advertisements

Our auction-based pay-for-performance (P4P) platform enables our customers to place a short commercial video, a landing page with related description or download link on our platform. The P4P platform enables our customers to reach target users related to their products or services. Revenue is recognized when the performance obligations are satisfied, which is generally at the point-in-time when a user clicks on one of the customer-sponsored links or in-feed marketing, or downloads the customer’s mobile applications.

•                  Sales incentives to customers

We provide various sales incentives to our customers, including cash incentives in the form of commissions to certain third-party advertising agencies and noncash incentives such as discounts and advertising services provided free of charge in certain bundled arrangements, which are negotiated on a contract by contract basis with our customers. We account for these incentives granted to customers as variable consideration in accordance with ASC 606. The amount of variable consideration is measured based on the most likely amount of incentive to be provided to customers.

Live broadcasting and VAS

The users can purchase virtual currency named ‘‘B-coin’’ via debit and credit cards or bank transfers via online payment systems provided by third-party payment systems. The ‘‘B-coin’’ can be used to purchase virtual items of live broadcasting and other VAS. Each B-coin is worth RMB1. Proceeds received from the sales of ‘‘B-coin’’ are not refundable. Proceeds received from the sales of ‘‘B-coin’’ to users but not yet consumed are recorded as deferred revenue on our consolidated balance sheets. Revenue is recognized upon conversion or consumption according to the respective prescribed revenue recognition policies addressed below.

We operate and maintain live broadcasting channel whereby users can enjoy live performances provided by the hosts and interact with the hosts. Most of the hosts host the performance on their own. We create and sell virtual items to users so that the users present them simultaneously to hosts to show their support. The virtual items sold by us comprise of either (i) consumable items or (ii) time-based items, such as privilege titles etc. Revenues derived from the sale of virtual items are recorded on a gross basis as we act as the principal to fulfill all obligations related to the sale of virtual items in accordance with ASC 606-10-55-39. Accordingly, revenue is recognized at point-in-time when the virtual item is delivered and consumed if the virtual item is a consumable item or, in the case of time-based virtual item, recognized ratably over the period each virtual item is made available to the user, which does not exceed one year.

Under our arrangements with the hosts, we share with them a portion of the revenues derived from the sales of virtual items. The portion paid to hosts is recognized as “Cost of revenues” on our consolidated financial statements.

The other VAS includes sales of virtual items for video contents and premium membership subscription. We offer premium membership services which provide subscribing members access to streaming of premium content in exchange for a non-refundable upfront premium membership fee. When the receipt of premium membership fees is for services to be delivered over a period of time, generally from one month to twelve months, the receipt is initially recorded as deferred revenue and revenue is recognized ratably over the membership period as services are rendered. Revenue from sales of virtual items is recognized on item basis, which is consistent with the revenue recognition of live broadcasting.

E-commerce and others

E-commerce and others are mainly from the sales of products through our e-commerce platform and also include revenues from holding certain offline performance activities. E-commerce and other revenues are recognized when control of promised goods or services is transferred to the customers, which generally occurs upon the acceptance of the goods or services by the customers. Pursuant to ASC 606-10-55-39, for arrangements where we are primarily responsible for fulfilling the promise to provide the goods or services, are subject to inventory risk, and have latitude in establishing prices and selecting suppliers, revenues are recorded on a gross basis. Otherwise, revenues are recorded on a net basis. Cash coupons, granted to the customers for free at our discretion, are recorded as a reduction of the arrangement’s transaction price thereby reducing the amount of revenue recognized as the payment is not for a distinct good or service received from the customer in accordance with ASC 606-10-32-25.

Net revenues presented in the consolidated statements of operations and comprehensive loss are net of sales discount and sales tax.

Other Estimates and Judgments

We estimate revenue of mobile game, live broadcasting and other VAS from the third-party payment processors in the current period when reasonable estimates of these amounts can be made. The processors provide reliable interim preliminary reporting within a reasonable time frame following the end of each month and we maintain records of sales data, both of which allow us to make reasonable estimates of revenue and therefore to recognize revenue during the reporting period. Determination of the appropriate amount of revenue recognized involves judgments and estimates that we believe are reasonable, but actual results may differ from our estimates. When we receive the final reports, to the extent not received within a reasonable time frame following the end of each month, we record any differences between estimated revenue and actual revenue in the reporting period when we determine the actual amounts. The revenue on the final revenue report have not differed significantly from the reported revenue for the periods presented.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts we invoiced, and revenue recognized prior to invoicing when we have satisfied our performance obligations and have the unconditional right to consideration.

Deferred revenue relates to our unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance from game players in mobile games, from customers in advertising services, live broadcasting services and other VAS, and e-commerce platforms. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year.

Practical expedients

We have used the following practical expedients as allowed under ASC 606:

The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed, as substantially all of our contracts have an original expected duration of one year or less.

We expense sales commissions as incurred when the amortization period is one year or less. Sales commission expenses are recorded within “Sales and marketing expenses” in our consolidated financial statements.

Share-based compensation expenses

Share based compensation expenses arise from share-based awards, including share options for the purchase of our ordinary shares. We account for share-based awards granted to employees in accordance with ASC 718, Compensation - Stock Compensation and share-based awards granted to nonemployees in accordance with ASC 505, Equity. For share options granted to employees determined to be equity classified awards, the related share-based compensation expenses are recognized in the consolidated financial statements based on the grant date fair values which are calculated using the binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends.

For share options granted with service conditions only, share-based compensation expenses are recorded net of estimated forfeitures using straight-line method during the requisite service period, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

For share options granted with service condition and the occurrence of our initial public offering as performance condition, share-based compensation expenses are recorded net of estimated forfeitures using graded-vesting method during the requisite service period. Cumulative share-based compensation expenses for the options that have satisfied the service condition were recorded upon the completion of our initial public offering.

Share-based compensation expenses for share options granted to non-employees are measured at fair value at the earlier of the performance commitment date or the date service is completed, and recognized using straight-line method, over the period during which the service is provided. We apply the guidance in ASC 505-50 to measure share options granted to non-employees based on the then-current fair value at each reporting date.

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the assets and liabilities method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of operations and comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more-likely-than-not that some portion of, or all of the deferred tax assets will not be realized.

In order to assess uncertain tax positions, we apply a more-likely-than-not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likelihood of being realized upon settlement. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on our consolidated balance sheets and under income tax expenses on our consolidated statements of operations and comprehensive loss. We did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2016, 2017 and 2018. We also did not expect any significant increase or decrease in unrecognized tax liability within 12 months following the reporting date.

Business Combinations

We account for our business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by us to the sellers and equity instruments issued, if any. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive loss. During the measurement period, which can be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations and comprehensive loss.

In a business combination achieved in stages, we re-measure the previously held equity interests in the acquiree when obtaining control at the acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of operations and comprehensive loss.

For our majority-owned subsidiaries and consolidated VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to us.

Intangible assets

Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Purchased intangible assets are recognized and measured at fair value.

The licensed copyrights of video content are recorded in ‘‘Intangible assets, net’’, at the lower of amortized cost or net realizable value. In accordance with ASC 920, Entertainment- Broadcasters, costs incurred in purchased copyrights of video content are capitalized and amortized over the shorter of the license period or projected useful life of the video content.

We amortize the licensed copyrights in ‘‘Cost of revenues’’ on a straight-line basis. If expectations of the usefulness of a video content are revised downward, the unamortized cost is written down to the estimated net realizable value. A write-down from unamortized cost to a lower estimated net realizable value establishes a new cost basis.

Short-term investments

Our short-term investments primarily include money market funds and financial products with variable interest rates referenced to performance of underlying assets issued by commercial banks.

In accordance with ASC 825, Financial Instruments, for financial products with variable interest rates referenced to performance of underlying assets, we elect the fair value method at the date of initial recognition and carry these investments at fair value. Changes in the fair value of these investments are reflected in our consolidated statements of operations and comprehensive loss as “Investment income, net”. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period.

Long-term investments, net

Our long-term investments primarily consist of equity investments in privately held companies, publicly traded companies and other investments accounted for at fair value.

Prior to adopting ASU 2016-01, Financial Instruments on January 1, 2018, for those investments over which we do not have significant influence and without readily determinable fair value, we carry the investment at cost and only adjust for other-than-temporary declines in fair value and distributions of earnings that exceed our share of earnings.

On January 1, 2018, we adopted ASU 2016-01, Financial Instruments, and started to measure long-term equity investments, other than equity method investments, at fair value through earnings. For those investments over which we do not have significant influence and without readily determinable fair value, we elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the equity investments will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

We regularly evaluate the impairment of long-term equity investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss recognized equals to the excess of the investment cost over its fair value at the end of each reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

For the equity investments in publicly traded companies, we carry the investments at fair value at the end of each reporting period.

For financial products with original maturities great than one year, we elect the fair value method at the date of initial recognition and carry these investments at fair value at the end of each reporting period. Changes in the fair value of these investments are reflected in the consolidated statements of operations and comprehensive loss as “Investment income, net”.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in “2 cc)” of our audited consolidated financial statements included elsewhere in this annual report.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for January 2017, 2018 and 2019 were increases of 2.5%, 1.5% and 1.7%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B.                                    Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flows Data:
Net cash (used in)/provided by operating activities	(198,967)	464,550	737,286	107,234
Net cash used in investing activities	(1,187,300)	(716,254)	(3,196,394)	(464,896)
Net cash provided by financing activities	1,024,087	675,533	4,974,810	723,557
Effect of exchange rate changes on cash and cash equivalents and restricted cash held in foreign currencies	49,606	(48,145)	261,477	38,024
Net (decrease)/increase in cash and cash equivalents and restricted cash	(312,574)	375,684	2,777,149	403,919
Cash and cash equivalents and restricted cash at beginning of the year	699,772	387,198	762,882	110,957
Cash and cash equivalents and restricted cash at end of the year	387,198	762,882	3,540,031	514,876

Note:

*                 We adopted Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2018 using the retrospective transition method. Restricted cash balance as of December 31, 2015 was included in “Cash and cash equivalents and restricted cash” when reconciling beginning-of-period and end-of-period total amounts presented in the selected consolidated statements of cash flows data for the year ended December 31, 2016.

As of December 31, 2016, 2017 and 2018, respectively, our cash and cash equivalents and restricted cash were RMB387.2 million, RMB762.9 million and RMB3,540.0 million (US$514.9 million). Our cash and cash equivalents primarily consist of cash at banks and cash held in accounts with third-party online payment platforms.

We believe that our current cash and cash equivalents and restricted cash and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. However, we may enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of December 31, 2018, 10.3% of our cash and cash equivalents and restricted cash were held in China, and 3.3% were held by our VIEs and denominated in Renminbi. Although we consolidate the results of our VIEs and their subsidiaries, we only have access to the assets or earnings of our VIEs and their subsidiaries through our contractual arrangements with our VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

In utilizing the proceeds we received from our initial public offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations.

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service-related foreign exchange transactions.

We expect that a substantial majority of our future revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash provided by operating activities in 2018 was RMB737.3 million (US$107.2 million), as compared to net loss of RMB565.0 million (US$82.2 million) in the same period. The difference was primarily due to an increase of RMB398.6 million (US$58.0 million) in deferred revenue and an increase of RMB345.9 million (US$50.3 million) in accounts payable, partially offset by an increase in prepayments and other assets of RMB540.6 million (US$78.6 million). The increases in deferred revenue, accounts payable and prepayments and other assets were attributable to our business expansion, particularly, the expansion of our mobile games operations and live broadcasting and other value-added services offerings. The principal non-cash items affecting the difference between our net loss and our net cash provided by operating activities in 2018 were RMB642.4 million (US$93.4 million) in depreciation and amortization, RMB181.2 million (US$26.4 million) in share-based compensation expenses, gains of RMB144.4 million (US$21.0 million) in revaluation of previously held equity interests, RMB46.4 million (US$6.7 million) in impairment charge of long-term investments, and losses of RMB2.1 million (US$0.3 million) in fair value changes and re-measurement of long-term investments.

Net cash provided by operating activities in 2017 was RMB464.6 million, as compared to net loss of RMB183.8 million in the same period. The difference was primarily due to an increase of RMB356.4 million in deferred revenue and an increase of RMB271.9 million in accounts payable, partially offset by an increase in prepayments and other assets of RMB247.5 million and an increase in accounts receivable of RMB283.2 million. The increases in deferred revenue, accounts payable, prepayments and other assets and accounts receivable were attributable to our business expansion. The principal non-cash items affecting the difference between our net loss and our net cash provided by operating activities in 2017 were RMB304.4 million in depreciation and amortization, RMB80.0 million in share-based compensation expenses and RMB16.0 million in impairments of long-term investments.

Net cash used in operating activities in 2016 was RMB199.0 million, as compared to net loss of RMB911.5 million in the same period. The difference was primarily due to an increase of RMB194.6 million in deferred revenue and an increase of RMB149.6 million in accounts payable, partially offset by an increase in prepayments and other assets of RMB125.4 million, an increase in accounts receivable of RMB92.6 million, and an increase in receivables from related parties of RMB5.0 million. The increases in deferred revenue, accounts payable, prepayments and other assets and accounts receivable were attributable to the growth of our business. In particular, the increase in deferred revenue was attributable to growth in advanced payments from mobile game players. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2016 were RMB365.5 million in share-based compensation expenses, RMB161.5 million in depreciation and amortization, and RMB21.3 million in unrealized exchange losses.

Investing activities

Net cash used in investing activities in 2018 was RMB3.2 billion (US$464.9 million), primarily due to purchase of short-term investments, including money market funds and investments in financial instruments with variable interest rates referenced to performance of underlying assets, of RMB6.7 billion (US$969.6 million), purchase of time deposits of RMB750.5 million (US$109.2 million), purchase of intangible assets of RMB1.0 billion (US$151.3 million), purchase of property and equipment of RMB293.6 million (US$42.7 million), cash paid on long-term investments of RMB565.1 million (US$82.2 million) and cash paid on acquisition of subsidiaries of RMB135.8 million (US$19.8 million), partially offset by proceeds from maturities of short-term investments of RMB6.3 billion (US$909.3 million).

Net cash used in investing activities in 2017 was RMB716.3 million, primarily due to purchase of short-term investments of RMB4,708.5 million, purchase of intangible assets of RMB485.9 million, purchase of property and equipment of RMB144.9 million, and cash paid on long-term investments of RMB320.1 million, partially offset by proceeds from maturities of short-term investments of RMB4,932.4 million.

Net cash used in investing activities in 2016 was RMB1,187.3 million, primarily due to purchase of short-term investments of RMB3,069.8 million, purchase of intangible assets of RMB246.2 million, purchase of property and equipment of RMB42.2 million, and cash paid on long-term investments of RMB216.4 million, partially offset by proceeds from maturities of short-term investments of RMB2,414.6 million.

Financing activities

Net cash provided by financing activities in 2018 was RMB5.0 billion (US$723.6 million), primarily attributable to net proceeds from our initial public offering and Tencent’s investment.

Net cash provided by financing activities in 2017 was RMB675.5 million, primarily attributable to proceeds from our issuance of Series D2 preferred shares to investors.

Net cash provided by financing activities in 2016 was RMB1,024.1 million, primarily attributable to proceeds from our issuance of Series C1 preferred shares to investors.

Capital expenditures

Our capital expenditures are primarily incurred for purchases of intangible assets and property and equipment. Our capital expenditures were RMB288.4 million in 2016, RMB630.8 million in 2017 and RMB1.3 billion (US$194.0 million) in 2018. Purchases of intangible assets, which primarily consist of licensed copyrights of video content, accounted for 85.4%, 77.0% and 78.0% of our total capital expenditures in 2016, 2017 and 2018, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering and other financing alternatives. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Bilibili Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our VIEs and their subsidiaries in China. As a result, Bilibili Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.                                    Research and Development, Patents and Licenses, Etc.

Technology, Research and Development

Our technology platform has been designed for reliability, scalability and flexibility and is administered by our in-house technology department. We have access to a network of approximately 8,000 self-owned and more than 3,000 leased servers across China with power supply and power generator backup. This structure, along with other features described below, contributes to the reliability, scalability and efficiency of our network.

Artificial intelligence. Artificial intelligence, or AI, is particularly suitable for reviewing and screening content by recognizing and analyzing patterns and connections. The massive volume of data collected on our platform every day also enables us to enhance our AI technology and increase its accuracy. As the varieties and quantity of content and user interactions continue to increase, AI capabilities are critical for us to control our operating costs and enhance user experience.

Big data analytics. We utilize big data analytics to create an interest profile for each user account based on user’s actions such as post, bullet chatting, comment, like and follow, and demographic data such as age, gender and geography. Combined with our AI capabilities, our interest profile allows us to personalize user interface and push content to our users that they are more likely to find interesting and relevant.

Cloud. Due to the nature of the products and services we offer, we have a high demand for storage and computing capacities to enhance the functionalities of our web video player, store and support massive volume of data being generated every day on our platform, and run algorithms to produce content recommendations. We have developed an advanced cloud system that meets the operational needs of our platform while reducing operating costs.

Content distribution network. Our web server technology focuses on reducing bandwidth use while enhancing user experience through utilizing our content distribution network, or CDN, system. A copy of data is being placed at various points in our CDN to maximize bandwidth for access to the data from users throughout the network. Our CDN components are strategically deployed in the cities where our users concentrate, enabling users to access a copy of the data closet to them so that content loading time is minimized. Our proprietary CDN system enhances network efficiency by managing and optimizing the workload of the servers through real-time optimization and distribution. This technology allows users to upload content without compression and enables viewing of content in higher definition.

Real-time monitoring and support. Our internet data center and regional data center servers automatically report any detected malfunction on a real-time basis to our network control center. This allows us to quickly respond to and resolve network and other malfunction issues. We have a network operation support team responsible for stability and security of our network on a 24-hour, seven-days-a-week basis. The primary responsibilities of the team members consist of monitoring system performance, troubleshooting, detecting system error, random sample testing on servers, maintaining equipment, and testing, evaluating and installing hardware and software.

Data back-up technology. Different servers share and back up the data of one another, which increases the security of our network by allowing us to provide backup to failed servers and prevent system-wide failures caused by area network failures.

We are passionate about developing new and innovative products and services that will create more exciting experience for our users. As of December 31, 2018, our technology team consisted of 962 members, including software engineers, designers, and product managers. They are responsible for developing, operating and maintaining our app/websites, live broadcasting program, cloud-based databases, social media, mobile games and online communities.

Intellectual Property

We seek to protect our technology, including our proprietary technology infrastructure and core software system, through a combination of patents, copyrights, trademarks, trade secrets and confidentiality agreements. As of December 31, 2018, we have registered 135 patents, 82 registered copyrights, 203 registered domain names, including www.bilibili.com, and 1,145 registered trademarks, including “”. In addition, we had submitted 182 additional patent applications and 755 trademark applications.

We intend to protect our technology and proprietary rights vigorously, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may be subject to intellectual property infringement claims or other allegations, which could result in material damage to our reputation and brand image, payment of substantial damages, penalties and fines, removal of relevant content from our platform or seeking license arrangements which may not be available on commercially reasonable terms” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to prevent others from unauthorized use of our intellectual property, unfair competition, defamation or other violations of our rights, which could harm our business and competitive position.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2018 to December 31, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                    Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment due by December 31,
	Total	2019	2020	2021	2022	after
	(in RMB thousands)
Operating lease commitments(1)	299,909	65,400	72,230	73,054	69,681	19,544
Advertising fee commitments(2)	7,000	7,000	—	—	—	—
Total	306,909	72,400	72,230	73,054	69,681	19,544

Notes:

(1)         Operating lease commitments consist of the commitments under the lease agreements for our office premises.

(2)         Advertising fee commitments consist of the commitments related to certain marketing expenses.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2018.

G.                                   Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the SEC, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Rui Chen	41	Chairman of the Board of Directors and Chief Executive Officer
Yi Xu	29	Founder, Director and President
Ni Li	33	Vice Chairman of the Board of Directors and Chief Operating Officer
Wenji Jin	46	Independent Director
JP Gan	47	Independent Director
Eric He	58	Independent Director
Feng Li	45	Independent Director
Xin Fan	40	Chief Financial Officer

Rui Chen has served as chairman of our board of directors and our chief executive officer since November 2014. Mr. Chen is a serial entrepreneur and has over 15 years of experience in the internet and technology-related industries in China. Prior to joining us, he co-founded Cheetah Mobile (NYSE: CMCM), a leading mobile internet company in China. In 2008, Mr. Chen founded Beike Internet Security Co., Ltd. and served as its chief executive officer from 2008 to 2010. Prior to that, Mr. Chen served as general manager of internet security research and development at Kingsoft (HK: 3888), a leading software and internet service company in China, from 2001 to 2008. In 2016, Mr. Chen was named by Fortune as one of China’s “40 Under 40,” a list of the most influential people in business under the age of 40 in China. Mr. Chen received his bachelor’s degree from Chengdu University of Information Technology in 2001.

Yi Xu founded our website in 2009 and has served as our director and president since December 2013. Mr. Xu has been an opinion leader in our communities since the inception of our company and led the prosperity of our community culture among users. Mr. Xu received his associate degree from Beijing University of Posts and Telecommunications in 2010.

Ni Li has served as our chief operating officer since November 2014 and vice chairman of our board of directors since January 2015. Ms. Li oversees our platform operations, sales and commercial cooperations, content ecosystem partnership, and strategic planning and investments. Prior to joining our company, Ms. Li was in charge of human resources operations at Cheetah Mobile from 2012 to 2014. Prior to that, Ms. Li founded Goalcareer, a provider of consulting services to companies in the technology, media and telecommunication sector, and served as its chief executive officer from 2008 to 2012. Ms. Li received her bachelor’s degree in law from Lingnan Normal University in 2008.

Wenji Jin previously served as our director from May 2016 to April 2018, and started to serve as our director again since February 2019. From 2017 to the end of March 2019, Mr. Jin served as a managing director at Legend Capital. Legend Capital is an investment company focusing on innovation and growth enterprises in the technology, media and telecommunication sector in China. Mr. Jin held various positions in Legend Capital since 2007. Prior to joining Legend Capital, Mr. Jin served as a senior manager in the software development department at Synopsys (Nasdaq: SNPS). Mr. Jin received his bachelor’s degree from University of Science and Technology of China and his master’s degree from Louisiana State University. Mr. Jin was initially nominated to be our director in May 2016 by Legend Capital pursuant to a shareholders’ agreement we entered into with our shareholders.

JP Gan has served as our director since January 2015. Mr. Gan has been a managing partner of Qiming Venture Partners since 2006. From 2005 to 2006, Mr. Gan was the chief financial officer of KongZhong Corporation, a wireless internet company. Prior to joining KongZhong, Mr. Gan was a director of The Carlyle Group responsible for venture capital investments in the Greater China region from 2000 to 2005. Mr. Gan is also an independent director of Ctrip (Nasdaq: CTRP). Mr. Gan received his bachelor’s degree in business administration from the University of Iowa in 1994 and his MBA degree from the University of Chicago Booth School of Business in 1999. Mr. Gan was nominated to be our director by Qiming Venture Partners pursuant to a shareholders’ agreement we entered into with our shareholders.

Eric He has served as our director since March 2018. He currently also serves as an independent director of 51job (Nasdaq: JOBS). Mr. He had served as chief financial officer of YY Inc. (Nasdaq: YY) from August 2011 to April 2017. Prior to that, Mr. He served as chief financial officer of Giant Interactive Group, Inc. from March 2007 to August 2011. He served as chief strategy officer of Ninetowns Internet Technology Group from 2004 to 2007. From 2002 to 2004, he served as a private equity investment director for AIG Global Investment Corp (Asia) Ltd. Mr. He received a bachelor’s degree in accounting from National Taipei University and an MBA degree from the Wharton School of Business at the University of Pennsylvania. Mr. He is a Certified Public Accountant and Chartered Financial Analyst in the United States.

Feng Li previously served as our director from November 2014 to May 2016, and started to serve as our director again in February 2019. Mr. Li is the founder and CEO of Shanghai Ziyou Investment Management Limited, also known as FreeS Fund, a venture capital firm that primarily invests in early and growth stage startups in China and overseas, and focuses on the industries of fintech, A.I. and biotech. Prior to founding FreeS Fund, Mr. Li worked as a partner in the China TMT investment department in IDG Capital, a global network of private equity and venture capital firms. Prior to that, Mr. Li served as deputy vice president of New Oriental School, a leading English teaching and learning school in China. Mr. Li currently serves as a board member of several private internet and technology companies based in China. Mr. Li received his bachelor’s degree in Chemistry from Peking University in 1996 and his master’s degree in Chemistry from the University of Rochester in 1998.

Xin Fan has served as our chief financial officer since September 2017. Mr. Fan currently also serves as an independent director of UP Fintech Holding Limited (Nasdaq: TIGR). Prior to that, Mr. Fan served as our vice president of finance since April 2016. Before joining our company, Mr. Fan served as a finance director at NetEase (Nasdaq: NTES) from 2011 to 2016. Prior to 2011, Mr. Fan held various positions at KPMG Huazhen for an aggregate of eight years and served as a senior manager there from 2008 to 2011. Mr. Fan received his bachelor’s degree in international accounting from Shanghai University of Finance and Economics in 2001. Mr. Fan is a regular member of the American Institute of Certified Public Accountants and a certified public accountant in China. He also holds licenses as chartered global management accountant and chartered certified accountant in the United Kingdom.

B.                                    Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2018, we paid an aggregate of approximately RMB5.6 million (US$0.8 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Global Share Incentive Plan

In November 2014, our board of directors approved a global share incentive plan, which we refer to as the Global Share Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. As of March 18, 2019, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Global Share Plan is 19,880,315 ordinary shares, subject to amendment. As of March 18, 2019, awards to purchase 8,915,105 ordinary shares under the Global Share Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs describe the principal terms of the Global Share Plan.

Types of awards. The Global Share Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.

Plan administration. Our chairman of the board of directors or a committee of one or more members of the board of directors will administer the Global Share Plan. The chairman or the committee, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award. The full board of directors will conduct the general administration of the Global Share Plan if required by applicable laws and with respect to awards granted to the chairman of the board of directors, the committee members (if applicable), independent directors and executive officers of our company.

Award agreement. Awards granted under the Global Share Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the Global Share Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and amendment of the Global Share Plan. Unless terminated earlier, the Global Share Plan has a term of ten years. The plan administrator has the authority to terminate, amend or modify the plan. Except with respect to amendments made by the plan administrator, no termination, amendment or modification may adversely affect in any material way any awards previously granted pursuant to the Global Share Plan unless agreed by the participant.

The following table summarizes, as of March 18, 2019, the options granted under the Global Share Plan to several of our executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Rui Chen	—
Yi Xu	—
Ni Li	*	Nominal	September 1, 2016	September 1, 2022
Xin Fan	*	Nominal	April 18, 2016	April 18, 2022
	*	Nominal	April 17, 2017	April 17, 2023
	*	Nominal	September 10, 2017	September 10, 2023
Other grantees	8,190,105	Nominal	July 28, 2014 to December 10, 2017	From July 28, 2020 to December 10, 2023
Total	8,915,105

Note:

*                                         Less than 1% of our total outstanding shares.

2018 Share Incentive Plan

In February 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan is 6,962,069. As of March 18, 2019, awards to purchase 2,516,800 ordinary shares under the Global Share Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2018 Plan.

Types of Awards. The 2018 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2018 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

Award Agreement. Awards granted under the 2018 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than in accordance with the exceptions provided in the 2018 Plan, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2018 Plan. Unless terminated earlier, the 2018 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

The following table summarizes, as of March 18, 2019, the options granted under the 2018 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration

Grantees who are not our director or executive officer	2,516,800	Nominal	From April 2, 2018 to December 25, 2018	From April 2, 2024 to December 25, 2024
Total	2,516,800

Equity Incentive Trusts

Bilibili Inc. Global Share Incentive Trust and Bilibili Inc. Special Share Incentive Trust, which we collectively refer to as the Equity Incentive Trusts, were established under their respective trust deeds, each dated November 28, 2017, between us and Ark Trust (Hong Kong) Limited, or Ark Trust, as trustee of each of the Equity Incentive Trusts. Through the Equity Incentive Trusts, our ordinary shares and other rights and interests under awards granted pursuant to our Global Share Plan may be provided to certain of recipients of equity awards. The participants in the Equity Incentive Trusts include our employees and certain of our executive officers.

Participants in the Equity Incentive Trusts transfer their equity awards to Ark Trust to be held for their benefit. Upon satisfaction of vesting conditions and request by grant recipients, Ark Trust will exercise the equity awards and transfer the relevant ordinary shares and other rights and interest under the equity awards to the relevant grant recipients with the consent of the trust administrator. Each of the trust deeds provides that Ark Trust shall not exercise the voting rights attached to such ordinary shares unless otherwise directed by the trust administrator, which is an authorized representative of our company.

C.                                    Board Practices

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in our company by way of qualification. Subject to the Nasdaq Stock Market rules, a director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (a) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Eric He, JP Gan and Wenji Jin. Eric He is the chairman of our audit committee. We have determined that Eric He, JP Gan and Wenji Jin each satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Eric He qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•                  reviewing with the independent auditors any audit problems or difficulties and management’s response;

•                  discussing the annual audited financial statements with management and the independent auditors;

•                  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•                  reviewing and approving all proposed related party transactions;

•                  meeting separately and periodically with management and the independent auditors; and

•                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of JP Gan, Eric He and Wenji Jin. JP Gan is the chairman of our compensation committee. We have determined that JP Gan, Eric He and Wenji Jin each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•                  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•                  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•                  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•                  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of JP Gan, Eric He and Wenji Jin. JP Gan is the chairman of our nominating and corporate governance committee. JP Gan, Eric He and Wenji Jin each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•                  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•                  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•                  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested thereunder in the holders of the shares. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•                  convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•                  declaring dividends and distributions;

•                  appointing officers and determining the term of office of the officers;

•                  exercising the borrowing powers of our company and mortgaging the property of our company; and

•                  approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

D.                                    Employees

We had 1,094, 1,903 and 3,033 employees as of December 31, 2016, 2017 and 2018, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2018 by function:

As of December 31, 2018
Function:
Platform operations	308
Products and technology	1,470
Content operations	429
Content audit	637
Management, sales, finance and administration	189
Total	3,033

As of December 31, 2018, we had 2,552 employees in Shanghai, 280 employee in Wuhan, 94 employees in Beijing and 107 employees in other locations.

As required under PRC regulations, we participate in housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including housing, pension, medical, work-related injury and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of our employees. We also purchase commercial health and accidental insurance for our employees. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted and plan to continue to grant share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.

We enter into standard confidentiality and employment agreements with our key employees. The contracts with our key personnel typically include a standard non-compete agreement that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for at least one year after the termination of his or her employment.

E.                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 18, 2019 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 85,364,814 Class Y ordinary shares and 226,543,275 Class Z ordinary shares outstanding as of March 18, 2019 (excluding 2,513,146 Class Z ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans).

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 18, 2019, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class Y Ordinary Shares	Class Z Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power†

Directors and Executive Officers**:
Rui Chen(1)	49,299,006	1,165,937	50,464,943	16.2%	45.7%
Yi Xu(2)	28,865,808	25,000	28,890,808	9.3%	26.7%
Ni Li(3)	7,200,000	800,000	8,000,000	2.6%	6.7%
Wenji Jin(4)	—	*	*	*	*
JP Gan(5)	—	6,638,687	6,638,687	2.1%	0.6%
Eric He(6)	—	*	*	*	*
Feng Li(7)	—	—	—	—	—
Xin Fan	—	*	*	*	*
All Directors and Executive Officers as a Group	85,364,814	9,120,584	94,485,398	30.3%	79.9%
Principal Shareholders:
Entities affiliated with Rui Chen(8)	49,299,006	1,165,937	50,464,943	16.2%	45.7%
Kami Sama Limited(9)	28,865,808	—	28,865,808	9.3%	26.7%
Loyal Valley Capital(10)	—	19,353,524	19,353,524	6.2%	1.8%
Tencent entities(11)	—	37,249,518	37,249,518	11.9%	3.4%
Taobao China Holding Limited(12)	—	23,645,657	23,645,657	7.6%	2.2%

Notes:

†                 For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class Y and Class Z ordinary shares as a single class. Each holder of Class Z ordinary shares is entitled to one vote per share and each holder of our Class Y ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class Y ordinary shares and Class Z ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class Y ordinary shares are convertible at any time by the holder thereof into Class Z ordinary shares on a one-for-one basis.

*                 Less than 1% of our total outstanding shares.

**          Except as otherwise indicated below, the business address of our directors and executive officers is c/o Shanghai Hode Information Technology Co., Ltd., Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China.

(1)         Represents (i) 49,299,006 Class Y ordinary shares directly held by Vanship Limited, a business company limited by shares incorporated in British Virgin Islands, (ii) 1,031,992 Class Z ordinary shares directly held by Grand Stream Fund L.P., a Cayman Islands exempted limited partnership, and (iii) 133,945 Class Z ordinary shares directly held by Windforce Limited, a business company limited by shares incorporated in British Virgin Islands. Vanship Limited is controlled by The Le Petit Prince Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Rui Chen is the settlor of The Le Petit Prince Trust, and Mr. Chen and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Chen has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Vanship Limited in our company. The general partner of Grand Stream Fund L.P. is Diamond Dust Limited, a Cayman Islands exempted company. Mr. Chen is a director of Diamond Dust Limited, and indirectly holds 100% equity interests in Diamond Dust Limited through Vanship Limited. Windforce Limited is controlled by Diamond Dust Limited, which in turn is controlled by Mr. Chen.

(2)         Represents (i) 28,865,808 Class Y ordinary shares directly held by Kami Sama Limited, a business company limited by shares incorporated in British Virgin Islands, and (ii) 25,000 Class Z ordinary shares in the form of ADSs held by Mr. Xu. Kami Sama Limited is controlled by The Homur Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Yi Xu is the settlor of The Homur Trust, and Mr. Xu and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Xu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Kami Sama Limited in our company.

(3)         Represents 7,200,000 Class Y ordinary shares and 800,000 Class Z ordinary shares directly held by Saber Lily Limited, a business company limited by shares incorporated in British Virgin Islands. Saber Lily Limited is controlled by The Fortuna Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Ms. Li is the settlor of The Fortuna Trust, and Ms. Li and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Saber Lily Limited in our company.

(4)         The business address of Mr. Wenji Jin is #12, Lane 168, Qingtong Road, Pudong New District, Shanghai, People’s Republic of China.

(5)         Represents (i) 100,000 Class Z ordinary shares in the form of ADSs directly held by Mr. JP Gan, (ii) 4,217,622 Class Z ordinary shares and 2,108,811 Class Z ordinary shares in the form of ADSs held by Qiming Venture Partners IV, L.P., a Cayman Islands exempted limited partnership, and (iii) 133,169 Class Z ordinary shares and 66,585  Class Z ordinary shares in the form of ADSs held by Qiming Managing Directors Fund IV, L.P., a Cayman Islands exempted limited partnership. Both Qiming Venture Partners IV, L.P. and Qiming Managing Directors Fund IV, L.P. are ultimately controlled by Mr. JP Gan. Mr. Gan disclaims beneficial ownership of the shares held by Qiming Venture Partners IV, L.P. and Qiming Managing Directors Fund IV, L.P., except to the extent of his pecuniary interests therein. The business address of Mr. Gan is Suite 3901 Jinmao Tower, 88 Century Boulevard, Pudong New District, Shanghai, People’s Republic of China.

(6)         The business address of Mr. Eric He is 3F, 607 Ming Shuei Road, Taipei, Taiwan, People’s Republic of China.

(7)         The business address of Mr. Feng Li is Room 701, Tower 1, Liangmaqiao Diplomatic Office Building, No 19 Dongfangdong Road, Chaoyang District, Beijing, People’s Republic of China.

(8)         Represents (i) 49,299,006 Class Y ordinary shares directly held by Vanship Limited, a business company limited by shares incorporated in British Virgin Islands, (ii) 1,031,992 Class Z ordinary shares directly held by Grand Stream Fund L.P., a Cayman Islands exempted limited partnership, (iii) 133,945 Class Z ordinary shares directly held by Windforce Limited, a business company limited by shares incorporated in British Virgin Islands, and Vanship Limited is controlled by The Le Petit Prince Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. The registered address of Vanship Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The registered address of Grand Stream Fund L.P. is Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. The registered address of Windforce Limited is Start Chambers, Wickham’s Cay II., P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(9)         Represents 28,865,808 Class Y ordinary shares directly held by Kami Sama Limited, a business company limited by shares incorporated in British Virgin Islands. The registered address of Kami Sama Limited is Start Chambers, Wickham’s Cay II., P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(10)  Represents (i) 9,676,762 Class Z ordinary shares directly held by Sunrise View Investments Limited, a business company limited by shares incorporated in British Virgin Islands, and (ii) 9,676,762 Class Z ordinary shares directly held by Starry Concept Group Limited, a business company limited by shares incorporated in British Virgin Islands. Sunrise View Investments Limited and Starry Concept Group Limited are collectively referred to as Loyal Valley Capital. Both Sunrise View Investments Limited and Starry Concept Group Limited are wholly owned indirectly by LVC Super Unicorn Fund LP, a Cayman Islands exempted limited partnership, which is controlled by Mr. Lijun Lin, its director. The registered address of each of Sunrise View Investments Limited and Starry Concept Group Limited is P.O Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(11)  Represents (i) 10,954,357 Class Z ordinary shares directly held by OPH B Limited, a company limited by shares incorporated in British Virgin Islands, and (ii) 26,295,161 Class Z ordinary shares directly held by Tencent Mobility Limited, a limited company incorporated in Hong Kong. OPH B Limited and Tencent Mobility Limited are investing entities ultimately controlled by Tencent Holdings Limited, and are collectively referred to as Tencent entities. The registered address of OPH B Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of Tencent Mobility Limited is 27/F, Three Pacific Place, No.1 Queen’s Road East, Wanchai, Hong Kong.

(12)  Represents 13,645,657 Class Z ordinary shares and 10,000,000 Class Z ordinary shares in the form of ADSs directly held by Taobao China Holding Limited, a business company limited by shares incorporated in Hong Kong, based on the Schedule 13G filed on February 14, 2019. Taobao China Holding Limited is a wholly-owned subsidiary of Taobao Holding Limited, a business company limited by shares incorporated in Cayman Islands, which is a wholly-owned subsidiary of Alibaba Group Holding Limited, a business company limited by shares incorporated in Cayman Islands. The principal business address of Alibaba Group Holding Limited, Taobao Holding Limited and Taobao China Holding Limited is c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

To our knowledge, as of March 18, 2019, 123,811,390 of our ordinary shares were held by two record holders in the United States, representing approximately 39.4% of our total outstanding shares on an as converted basis (including the 2,513,146 Class Z ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans). One of these holders is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 53.0% Class Z ordinary shares on record, representing approximately 38.6% of our total outstanding shares on an as converted basis (including the 2,513,146 Class Z ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Contractual Arrangements with Our VIEs and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Shareholders Agreement and Investor Rights Agreement

We entered into our shareholders agreement on April 1, 2017 with our shareholders, which consist of holders of ordinary shares and preferred shares. Pursuant to this shareholders agreement, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. Holders holding at least 10% or more of the issued and outstanding registrable securities (on an as converted basis) held by the preferred shareholders, the Class D ordinary shareholders, Class C ordinary shareholders or Class B ordinary shareholders have the right to demand in writing that we file a registration statement covering the registration of at least 25% of their registrable securities. We have the right to defer filing of a registration statement for a period of not more than 90 days if our board of directors determines in good faith that filing of a registration statement in the near future will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right more than once for more than once during any twelve-month period and cannot register any other securities during such period. We are not obligated to effect more than three demand registrations. Further, if the registrable securities are offered by means of an underwritten offering, and the managing underwriter advises us that marketing factors require a limitation of the number of securities to be underwritten, the underwriters may decide to exclude (i) all of the registrable securities in our initial public offering, or (ii) up to 75% of the registrable securities and the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration, provided that all other equity securities are first excluded.

Registration on Form F-3 or Form S-3. Any holder may request us to file a registration statement on Form F-3 or Form S-3 if we qualify for registration on Form F-3 or Form S-3. The holders are entitled to an unlimited number of registrations on Form F-3 or Form S-3 so long as such registration offerings are in excess of US$500,000. We, however, are not obligated to consummate a registration if we have consummated two registrations within any twelve month period. We have the right to defer filing of a registration statement for a period of not more than 90 days if our board of directors determines in good faith that filing of a registration statement in the near future will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right more than once for more than once during any twelve-month period and cannot register any other securities during such period.

Piggyback Registration Rights. If we propose to register for a public offering or our securities other than relating to any share incentive plan or a corporate reorganization, we must offer holders of our registrable securities an opportunity to be included in such registration. If the underwriters advise in writing that market factors require a limitation of the number of registrable securities to be underwritten, the underwriters may decide to exclude (i) all of the registrable securities in our initial public offering, or (ii) up to 75% of the registrable securities and the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration, provided that all other equity securities are first excluded (except for securities sold for the account of our company).

Expenses of Registration. We will bear all registration expenses, other than the underwriting discounts and selling commissions applicable to the sale of registrable securities, incurred in connection with registrations, filings or qualification pursuant to the shareholders agreement.

Termination of Obligations. We have no obligation to effect any demand, piggyback or Form F-3 or Form S-3 registration upon the later of (i) the fifth anniversary from the date of closing of a QIPO as defined in the shareholders agreement, and (ii) with respect to any holder, the date following a QIPO on which such holder holds less than 1% of the equity securities of our company and all registrable securities may be sold under Rule 144 of the Securities Act in any 90-day period.

Pursuant to the share purchase and investor rights agreement by and between us and Tencent Mobility Limited dated October 3, 2018, we have granted certain registration rights to Tencent Mobility Limited or its affiliates. Accordingly, Tencent Mobility Limited or its affiliates are entitled one registration on Form F-3, after the expiration of a lock-up period, covering such Class Z ordinary shares issued and sold to Tencent Mobility Limited pursuant to the aforesaid share purchase and investor rights agreement.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plan

See “Management—Global Share Incentive Plan” and “Management—2018 Share Incentive Plan.”

Other Related Party Transactions

In September 2017, we spun off our offline events related business by distributing 100% of our interests in certain PRC entities that operated such business to our existing shareholders. Following the distribution, we disposed several long-term investments to the legal entities operating the offline business at carrying value as of the disposal date, amounting to RMB12.8 million and RMB3.3 million (US$0.5 million) for the years ended December 31, 2017 and 2018, respectively. We did not recognize any gain or loss.

For the years ended December 31, 2017 and 2018, we purchased promotional and other services related to online and offline activities from offline business, amounting to RMB3.7 million and RMB163.0 million (US$23.7 million), respectively. As of December 31, 2017 and 2018, we had a total amount of RMB5.7 million and RMB50.3 million (US$7.3 million) due to offline business, respectively.

In December 2017, we granted interest-free loans of RMB15.2 million and RMB7.6 million to Mr. Rui Chen and Mr. Yi Xu, respectively. The loans were repaid by Mr. Yi Xu in January 2018 and by Mr. Rui Chen in March 2018, respectively.

C.                                    Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

Our board of directors has complete discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after our initial public offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Dividend Distributions.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class Z ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class Z ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to Class Z ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.                                    Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.                                    Offering and Listing Details

See “C. Markets” for our host market and trading symbol. We have a dual-class common share structure in which Class Y ordinary shares have different voting rights from Class Z ordinary shares. Class Y ordinary shares are each entitled to ten votes, whereas Class Z ordinary shares are each entitled to one vote. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class Z ordinary shares and ADSs may view as beneficial.”

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Our ADSs, each representing one Class Z ordinary shares, have been listed on Nasdaq Global Select Market since March 28, 2018. Our ADSs trade under the symbol “BILI”.

D.                                    Selling Shareholders

Not applicable.

E.                                    Dilution

Not applicable.

F.                                     Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

The following are summaries of material provisions of our sixth amended and restated memorandum and articles of association that we have adopted and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our ordinary shares are divided into Class Y ordinary shares and Class Z ordinary shares. Holders of our Class Y ordinary shares and Class Z ordinary shares will have the same rights except for voting and conversion rights. Each Class Z Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings, and each Class Y ordinary share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

Conversion. Each Class Y ordinary share is convertible into one Class Z ordinary share at any time by the holder thereof. Class Z ordinary shares are not convertible into Class Y ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class Y ordinary shares by a holder thereof to any person other than Rui Chen, Yi Xu and Ni Li or any entity which is not ultimately controlled by any of Rui Chen, Yi Xu or Ni Li, such Class Y ordinary shares shall be automatically and immediately converted into the same number of Class Z ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. Each holder of Class Z ordinary shares is entitled to one vote per share and each holder of our Class Y ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class Y ordinary shares and Class Z ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or any shareholder present in person or by proxy.

A quorum required for a meeting of shareholders consists of one or more shareholders holding in aggregate not less than one-third of all votes attaching to all shares of our company in issue and entitled to vote at such general meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Advance notice of at least ten calendar days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding shares at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes that will affect the rights, preferences, privileges or powers of the preferred shareholders.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman or a majority of our board of directors. Advance notice of at least ten (10) calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing, and shall be executed by or on behalf of the transferor, and if the directors so requires, signed by the transferee.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•                  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•                  the instrument of transfer is in respect of only one class of ordinary shares;

•                  the instrument of transfer is properly stamped, if required;

•                  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•                  a fee of such maximum sum as the Nasdaq Stock Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq Stock Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors, or by the shareholders by special resolutions. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, or (b) if such redemption or repurchase would result in there being no shareholders of the company holding shares, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class), whether or not our company is being wound-up, may only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of the class by the holders of two-thirds of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with such existing class of shares or with enhanced or weighted voting rights or subsequent to such creation or issue, the redemption or repurchase of such shares.

Issuance of Additional Shares. Our amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our amended and restated memorandum of association also authorizes our board of directors to establish by ordinary resolutions from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•                  the designation of the series;

•                  the number of shares of the series;

•                  the dividend rights, dividend rates, conversion rights, voting rights; and

•                  the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•                  authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•                  limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•                  does not have to file an annual return of its shareholders with the Registrar of Companies;

•                  is not required to open its register of members for inspection;

•                  does not have to hold an annual general meeting;

•                  may issue shares with no par value;

•                  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•                  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•                  may register as an exempted limited duration company; and

•                  may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

C.                                    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” in this “Item 10. Additional Information—C. Material Contracts” or elsewhere in this annual report on Form 20-F.

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange Control and Administration.”

E.                                    Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, China and the United States.

Cayman Islands Taxation

According to Walkers (Hong Kong), our Cayman counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Our company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained an undertaking from the Government of the Cayman Islands as to tax concessions under the Tax Concessions Law (as amended). In accordance with the provision of Section 6 of The Tax Concessions Law (as amended), the Governor in Cabinet undertakes with our company:

•                  that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our company or its operations; and

•                  in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

•                  on or in respect of the shares, debentures or other obligations of our company; or

•                  by way of the withholding, in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (as amended).

These concessions shall be for a period of 20 years from March 14, 2018.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that Bilibili Inc. is not a PRC resident enterprise for PRC tax purposes. Bilibili Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Bilibili Inc. meets all of the conditions above. Bilibili Inc. is a company incorporated outside China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that Bilibili Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Bilibili Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that Bilibili Inc. is treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise, which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, investors required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the ownership or disposition of our ADSs or ordinary shares or the Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of Class Z ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for U.S. federal income tax purposes, because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the stock of our VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIEs for U.S. federal income tax purposes, and based upon our current income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2018 and we do not expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not expect to be or become a PFIC in the current or future taxable years, no assurance can be given that we are not or will not become classified as a PFIC because the determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend, in part, upon the composition of our assets and income, and the continued existence of our goodwill at that time. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market value of our ADSs from time to time (which may be volatile). In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, our risk of becoming classified as a PFIC may substantially increase.

Our special U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are treated as a PFIC are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes.

A non-corporate U.S. Holder will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We expect our ADSs will be considered to be readily tradable on the Nasdaq Global Select Market, which is an established securities market in the United States. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the U.S.-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares, or ADSs. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—PRC Taxation.” In that case, depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. If you are not eligible for the benefits of the income tax treaty or you fail to make the election to treat any gain as foreign source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•                  the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•                  the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•                  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•                  the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Our ADSs are listed on the Nasdaq Global Select Market, which is an established securities market in the United States. Consequently, if our ADSs continue to be listed on the Nasdaq Global Select Market and are regularly traded, we expect that the mark-to-market election would be available to a U.S. Holder that holds our ADSs were we to be or become a PFIC. Our ADSs are expected to qualify as being regularly traded, but no assurances may be given in this regard.  If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer treated as marketable stock or the IRS consents to the revocation of the election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the Nasdaq Global Select Market. Consequently, if a U.S. Holder holds ordinary shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on our ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding and disposing ADSs or ordinary shares if we are or become treated as a PFIC, including the possibility of making a mark-to-market election.

F.                                     Dividends and Paying Agents

Not applicable.

G.                                   Statement by Experts

Not applicable.

H.                                   Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333- 223405), as amended, including the prospectus contained therein, to register the issuance and sale of our ordinary shares represented by ADSs in relation to our initial public offering. We have also filed with the SEC our registration statement on Form F-6 (Registration No. 333-223711) to register our ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.                                        Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign exchange risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. On August 11, 2015, the People’s Bank of China announced plans to improve the central parity rate of the Renminbi against the U.S. dollar by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the People’s Bank of China with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase volatility in the trading value of the Renminbi against foreign currencies. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

As of December 31, 2018, we had Renminbi-denominated cash and cash equivalents and restricted cash of RMB171.7 million. If Renminbi had appreciated by 10% against the U.S. dollar, we would have had an increase of approximately RMB2.3 million of cash and cash equivalent and restricted cash.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                    Debt Securities

Not applicable.

B.                                    Warrants and Rights

Not applicable.

C.                                    Other Securities

Not applicable.

D.                                    American Depositary Shares

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•                  To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•                  Fees for the transfer and registration of Class Z ordinary shares charged by the registrar and transfer agent for the Class Z ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class Z ordinary shares).

•                  Expenses incurred for converting foreign currency into U.S. dollars.

•                  Expenses for cable, telex and fax transmissions and for delivery of securities.

•                  Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Class Z ordinary shares are deposited or withdrawn from deposit).

•                  Fees and expenses incurred in connection with the delivery or servicing of Class Z ordinary shares on deposit.

•                  Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class Z ordinary shares, deposited securities, ADSs and ADRs.

•                  Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333- 223405 ) (the “F-1 Registration Statement”) in relation to our initial public offering of 42,000,000 ADSs representing 42,000,000 Class Z ordinary shares, at an initial offering price of US$11.50 per ADS. Morgan Stanley & Co. International plc, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC were the representatives of the underwriters for our IPO.

The F-1 Registration Statement became effective on March 27, 2018. For the period from the effective date of the F-1 Registration Statement to December 31, 2018, the total expenses incurred for our company’s account in connection with our IPO was approximately US$39.7 million, which included US$33.8 million in underwriting discounts and commissions for the IPO and approximately US$5.9 million in other costs and expenses for our IPO. We received net proceeds of approximately US$443.3 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from March 27, 2018, the date that the Form F-1 was declared effective by the SEC, to December 31, 2018, we used approximately US$170.2 million of the net proceeds from our initial public offering for research and development, sales and marketing, general corporate purposes and working capital, including strategic investments and acquisitions.

We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e)of the Exchange Act, as of December 31, 2018. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the outstanding material weakness described below, as of December 31, 2018, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements and for the years ended December 31, 2016, 2017 and 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2018. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to our lack of sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

We have implemented and planned to implement a number of measures to address the material weakness that has been identified in connection with the audits of our consolidated financial statements for the years ended December 31, 2016, 2017 and 2018. We have hired additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements. We have also established clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues. Furthermore, we continue to further expedite and streamline our reporting process and develop our compliance process, including establishing a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential compliance issues, and have established an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC reporting requirements. We intend to conduct regular and continuous U.S. GAAP accounting and financial reporting programs and send our financial staff to attend external U.S. GAAP training courses. We also intend to hire additional resources to strengthen the financial reporting function and set up a financial and system control framework.

However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. As we were a privately owned company prior to this initial public offering, neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control over financial reporting under the Sarbanes-Oxley Act for purposes of identifying and reporting any material weakness or significant deficiency in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Eric He, a member of our audit committee and independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in February 2018. We have posted a copy of our code of business conduct and ethics on our website at http://ir.bilibili.com/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	For the Year Ended December 31,
	2017	2018
	(RMB in thousands)
Audit fees(1)	12,600	7,450
Tax Fees(2)	2,390	1,090
Other Fees(3)	160	180

(1)         “Audit fees” means the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements and fees for assurance services rendered in connection with our initial public offering in 2018.

(2)         “Tax fees” means the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(3)         “Other fees” means the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees” and “Tax fees”.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP as described above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Rule 5635(c) of the Nasdaq Rules requires a Nasdaq-listed company to obtain its shareholders’ approval of all equity compensation plans, including stock plans, and any material amendments to such plans. Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Currently, we do not plan to rely on home country practice with respect to our corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Global Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Bilibili Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1

Sixth Amended and Restated Memorandum and Articles of Association of the Registrant of the Registrant, effective April 2, 2018 (incorporated herein by reference to Exhibit 3.2 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

2.1

Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3) (incorporated herein by reference to Exhibit 4.3 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

2.2	Registrant’s Specimen Certificate for Class Z Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))
2.3

Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

2.4

Fourth Amended and Restated Shareholders’ Agreement between the Registrant and other parties thereto dated April 1, 2017 (incorporated herein by reference to Exhibit 4.4 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.1	Global Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))
4.2	2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))
4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.5

English translation of Power of Attorney granted by Mr. Rui Chen, the sole shareholder of Shanghai Kuanyu, dated June 2, 2015 (incorporated herein by reference to Exhibit 10.5 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.6

English translation of the Equity Pledge Agreement among Hode Technology, Shanghai Kuanyu and Mr. Rui Chen, the sole shareholder of Shanghai Kuanyu, dated June 2, 2015 (incorporated herein by reference to Exhibit 10.6 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.7

English translation of the Exclusive Technology Consulting and Services Agreement between Hode Technology and Shanghai Kuanyu, dated June 2, 2015 (incorporated herein by reference to Exhibit 10.7 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.8

English translation of the Exclusive Call Option Agreement among Hode Technology, Shanghai Kuanyu and Mr. Rui Chen, the sole shareholder of Shanghai Kuanyu, dated June 2, 2015 (incorporated herein by reference to Exhibit 10.8 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.9

English translation of Spousal Consent Letter granted by Qitao Yang (incorporated herein by reference to Exhibit 10.9 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.10

English translation of Power of Attorney granted by the shareholders of Shanghai Hode, dated October 10, 2017 (incorporated herein by reference to Exhibit 10.10 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.11

English translation of the Equity Pledge Agreement among Hode Technology, Shanghai Hode and the shareholders of Shanghai Hode, dated October 10, 2017 (incorporated herein by reference to Exhibit 10.11 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.12

English translation of the Exclusive Technology Consulting and Services Agreement between Hode Technology and Shanghai Hode, dated October 10, 2017 (incorporated herein by reference to Exhibit 10.12 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.13

English translation of the Exclusive Call Option Agreement among Hode Technology, Shanghai Hode and the shareholders of Shanghai Hode, dated October 10, 2017 (incorporated herein by reference to Exhibit 10.13 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.14

English translation of Spousal Consent Letters granted by Weixiong Lin, Qingyu Li and Qitao Yang (incorporated herein by reference to Exhibit 10.14 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.15

Share Purchase Agreement between the Registrant and other parties thereto, dated April 1, 2017 (incorporated herein by reference to Exhibit 10.15 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.16*	Share Purchase and Investor Rights Agreement entered between Bilibili Inc. and Tencent Mobility Limited dated as of October 3, 2018
8.1*	Significant subsidiaries and consolidated affiliated entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Tian Yuan Law Firm
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
101.INS***	XBRL Instance Document
101.SCH***	XBRL Taxonomy Extension Scheme Document
101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB***	XBRL Taxonomy Extension Label Linkbase Document
101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed with this Annual Report on Form 20-F.

** Furnished with this Annual Report on Form 20-F.

*** To be filed by amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Bilibili Inc.

	By:	/s/ Rui Chen
	Name:	Rui Chen
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: March 29, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Bilibili Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bilibili Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

March 29, 2019

We have served as the Company’s auditor since 2017.

BILIBILI INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$
			Note 2(e)
Assets
Current assets:
Cash and cash equivalents	762,882	3,540,031	514,876
Time deposits	1,960	749,385	108,994
Accounts receivable, net	392,942	324,392	47,181
Receivables due from related parties	29,660	—	—
Prepayments and other current assets	477,265	990,851	144,113
Short-term investments	488,391	945,338	137,494
Total current assets	2,153,100	6,549,997	952,658
Non-current assets:
Property and equipment, net	186,418	394,898	57,436
Production cost, net	20,796	204,231	29,704
Intangible assets, net	426,292	1,419,435	206,448
Goodwill	50,967	941,488	136,934
Long-term investments, net	635,952	979,987	142,533
Total non-current assets	1,320,425	3,940,039	573,055
Total assets	3,473,525	10,490,036	1,525,713

Liabilities
Current liabilities:
Accounts payable (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB500.7 million and RMB1,078.1 million as of December 31, 2017 and 2018, respectively)	596,507	1,307,598	190,182
Salary and welfare payables (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB60.4 million and RMB94.7 million as of December 31, 2017 and 2018, respectively)	148,605	246,815	35,898
Taxes payable (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB20.6 million and RMB27.2 million as of December 31, 2017 and 2018, respectively)	24,992	38,505	5,600
Deferred revenue (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB571.2 million and RMB937.1 million as of December 31, 2017 and 2018, respectively)	572,848	985,143	143,283
Accrued liabilities and other payables (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB29.3 million and RMB318.6 million as of December 31, 2017 and 2018, respectively)	49,318	670,442	97,512
Amount due to related parties (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB5.7 million and RMB23.1 million as of December 31, 2017 and 2018, respectively)	5,724	50,331	7,320
Total current liabilities	1,397,994	3,298,834	479,795
Total liabilities	1,397,994	3,298,834	479,795

Commitments and contingencies (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

BILIBILI INC.

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$
			Note 2(e)
Mezzanine equity:
Pre-IPO Series A convertible redeemable preferred shares (US$0.0001 par value; 7,078,502 shares authorized, issued and outstanding, with redemption value of RMB2.9 per share and liquidation value of RMB3.4 per share as of December 31, 2017; None authorized, issued and outstanding as of December 31, 2018)	16,625	—	—
Pre-IPO Series A+ convertible redeemable preferred shares (US$0.0001 par value; 14,643,281 shares authorized, issued and outstanding, with redemption value of RMB6.3 per share and liquidation value of RMB5.2 per share as of December 31, 2017; None authorized, issued and outstanding as of December 31, 2018)	85,681	—	—
Pre-IPO Series B convertible redeemable preferred shares (US$0.0001 par value; 22,794,876 shares authorized, issued and outstanding, with redemption value of RMB15.3 per share and liquidation value of RMB12.7 per share as of December 31, 2017; None authorized, issued and outstanding as of December 31, 2018)	325,559	—	—
Pre-IPO Series C convertible redeemable preferred shares (US$0.0001 par value; 27,996,184 shares authorized, issued and outstanding, with redemption value of RMB31.5 per share and liquidation value of RMB26.8 per share as of December 31, 2017; None authorized, issued and outstanding as of December 31, 2018)	797,355	—	—
Pre-IPO Series C1 convertible redeemable preferred shares (US$0.0001 par value; 42,585,304 shares authorized, issued and outstanding, with redemption value of RMB34.1 per share and liquidation value of RMB30.6 per share as of December 31, 2017; None authorized, issued and outstanding as of December 31, 2018)	1,442,351	—	—
Pre-IPO Series C2 convertible redeemable preferred shares (US$0.0001 par value; 954,605 shares authorized, issued and outstanding, with redemption value of RMB38.2 per share and liquidation value of RMB34.2 per share as of December 31, 2017; None authorized, issued and outstanding as of December 31, 2018)	36,763	—	—
Pre-IPO Series D1 convertible redeemable preferred shares (US$0.0001 par value; 13,101,189 shares authorized, issued and outstanding, with redemption value of RMB42.6 per share and liquidation value of RMB40.5 per share as of December 31, 2017; None authorized, issued and outstanding as of December 31, 2018)	586,385	—	—
Pre-IPO Series D2 convertible redeemable preferred shares (US$0.0001 par value; 13,759,564 shares authorized, issued and outstanding, with redemption value of RMB50.0 per share and liquidation value of RMB47.5 per share as of December 31, 2017; None authorized, issued and outstanding as of December 31, 2018)	724,324	—	—
Total mezzanine equity	4,015,043	—	—

The accompanying notes are an integral part of these consolidated financial statements.

BILIBILI INC.

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$
			Note 2(e)
Shareholders’ (deficit)/equity
Ordinary shares:
Pre-IPO Class A Ordinary Shares (US$0.0001 par value; 332,854,142 shares authorized, 69,336,926 shares issued and outstanding as of December 31, 2017; None authorized, issued and outstanding as of December 31, 2018)	45	—	—
Class Y Ordinary Shares (US$0.0001 par value; None authorized, issued and outstanding as of December 31, 2017; 100,000,000 shares authorized, 85,364,814 shares issued and outstanding as of December 31, 2018)	—	53	8
Class Z Ordinary Shares (US$0.0001 par value; None authorized, issued and outstanding as of December 31, 2017; 9,800,000,000 shares authorized; 229,056,421 shares issued and 226,323,075 shares outstanding as of December 31, 2018)	—	144	21

Other permanent equities (Note 15):
Pre-IPO Class B Ordinary Shares (US$0.0001 par value; 13,600,000 shares authorized, issued and outstanding as of December 31, 2017; None authorized, issued and outstanding as of December 31, 2018)	16,356	—	—
Pre-IPO Class C Ordinary Shares (US$0.0001 par value; 8,500,000 shares authorized, issued and outstanding as of December 31, 2017; None authorized, issued and outstanding as of December 31, 2018)	16,944	—	—
Pre-IPO Class D Ordinary Shares (US$0.0001 par value; 2,132,353 shares authorized, issued and outstanding as of December 31, 2017; None authorized, issued and outstanding as of December 31, 2018)	6,911	—	—
Additional paid-in capital	208,884	9,459,546	1,375,834
Statutory reserves	4,075	7,666	1,115
Accumulated other comprehensive income	30,047	326,077	47,426
Accumulated deficit	(2,222,774)	(2,842,690)	(413,452)
Total Bilibili Inc.’s shareholders’ (deficit)/equity	(1,939,512)	6,950,796	1,010,952
Noncontrolling interests	—	240,406	34,966
Total shareholders’ (deficit)/equity	(1,939,512)	7,191,202	1,045,918
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	3,473,525	10,490,036	1,525,713

The accompanying notes are an integral part of these consolidated financial statements.

BILIBILI INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				Note 2(e)
Net revenues	523,310	2,468,449	4,128,931	600,528
Cost of revenues	(772,812)	(1,919,241)	(3,273,493)	(476,110)
Gross (loss)/profit	(249,502)	549,208	855,438	124,418
Operating expenses:
Sales and marketing expenses	(102,659)	(232,489)	(585,758)	(85,195)
General and administrative expenses	(451,334)	(260,898)	(461,165)	(67,074)
Research and development expenses	(91,222)	(280,093)	(537,488)	(78,174)
Total operating expenses	(645,215)	(773,480)	(1,584,411)	(230,443)
Loss from operations	(894,717)	(224,272)	(728,973)	(106,025)
Other income/(expenses):
Investment income, net (including impairments)	9,795	22,957	96,440	14,027
Interest income	1,502	1,483	68,706	9,993
Exchange (losses)/gains	(21,267)	6,445	(1,661)	(242)
Others, net	(3,668)	18,518	26,455	3,848
Loss before tax	(908,355)	(174,869)	(539,033)	(78,399)
Income tax	(3,141)	(8,881)	(25,988)	(3,780)
Net loss	(911,496)	(183,750)	(565,021)	(82,179)
Accretion to Pre-IPO Preferred Shares redemption value	(161,933)	(258,554)	(64,605)	(9,396)
Deemed dividend in connection with repurchase of Pre-IPO Preferred Shares	(113,151)	(129,244)	—	—
Net loss attributable to noncontrolling interests	1,430	—	13,301	1,935
Net loss attributable to the Bilibili Inc.’s shareholders	(1,185,150)	(571,548)	(616,325)	(89,640)
Net loss	(911,496)	(183,750)	(565,021)	(82,179)
Other comprehensive income/(loss):
Foreign currency translation adjustments	58,048	(75,695)	296,030	43,056
Total other comprehensive income/(loss)	58,048	(75,695)	296,030	43,056
Total comprehensive loss	(853,448)	(259,445)	(268,991)	(39,123)
Accretion to Pre-IPO Preferred Shares redemption value	(161,933)	(258,554)	(64,605)	(9,396)
Deemed dividend in connection with repurchase of Pre-IPO Preferred Shares	(113,151)	(129,244)	—	—
Net loss attributable to noncontrolling interests	1,430	—	13,301	1,935
Comprehensive loss attributable to the Bilibili Inc.’s shareholders	(1,127,102)	(647,243)	(320,295)	(46,584)

Net loss per share, basic	(20.42)	(8.17)	(2.64)	(0.38)
Net loss per share, diluted	(20.42)	(8.17)	(2.64)	(0.38)
Net loss per ADS, basic	—	—	(2.64)	(0.38)
Net loss per ADS, diluted	—	—	(2.64)	(0.38)
Weighted average number of ordinary shares, basic	58,038,570	69,938,570	233,047,703	233,047,703
Weighted average number of ordinary shares, diluted	58,038,570	69,938,570	233,047,703	233,047,703
Weighted average number of ADS, basic	—	—	233,047,703	233,047,703
Weighted average number of ADS, diluted	—	—	233,047,703	233,047,703

Share-based compensation expenses included in:
Cost of revenues	3,775	7,936	28,173	4,098
Sales and marketing expenses	3,029	3,423	11,499	1,672
General and administrative expenses	353,806	56,746	102,544	14,914
Research and development expenses	4,878	11,849	38,977	5,669

The accompanying notes are an integral part of these consolidated financial statements.

BILIBILI INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data)

	Ordinary shares						Other permanent equities								Accumulated
	Class Y Ordinary Shares		Class Z Ordinary Shares		Pre-IPO Class A Ordinary Shares		Pre-IPO Class B Ordinary Shares		Pre-IPO Class C Ordinary Shares		Pre-IPO Class D Ordinary Shares		Additional paid-in	Statutory	other comprehensive	Accumulated	Noncontrolling	Total shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	income	deficit	interests	(deficit)/equity
		RMB		RMB		RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2015	—	—	—	—	57,445,066	36	13,600,000	16,356	8,500,000	16,944	2,132,353	6,911	23,173	617	47,694	(655,885)	(1,582)	(545,736)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(910,066)	(1,430)	(911,496)
Share-based compensation	—	—	—	—	13,691,860	10	—	—	—	—	—	—	331,569	—	—	—	—	331,579
Repurchase of Pre-IPO Series A Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—	(43,748)	—	—	(47,244)	—	(90,992)
Repurchase of Pre-IPO Series A+ Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—	(22,159)	—	—	—	—	(22,159)
Pre-IPO Preferred Shares redemption value accretion	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(161,933)	—	(161,933)
Capital injection in subsidiaries by noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,485	1,485
Options issued for purchase of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	18,201	—	—	—	—	18,201
Purchase of noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,884)	1,884	—
Appropriation to statutory reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	978	—	(978)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	58,048	—	—	58,048
Balance at December 31, 2016	—	—	—	—	71,136,926	46	13,600,000	16,356	8,500,000	16,944	2,132,353	6,911	307,036	1,595	105,742	(1,777,990)	357	(1,323,003)

The accompanying notes are an integral part of these consolidated financial statements.

BILIBILI INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (Continued)

(All amounts in thousands, except for share and per share data)

	Ordinary shares						Other permanent equities								Accumulated
	Class Y Ordinary Shares		Class Z Ordinary Shares		Pre-IPO Class A Ordinary Shares		Pre-IPO Class B Ordinary Shares		Pre-IPO Class C Ordinary Shares		Pre-IPO Class D Ordinary Shares		Additional paid-in	Statutory	other comprehensive	Accumulated	Noncontrolling	Total shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	income	deficit	interests	(deficit)/equity
		RMB		RMB		RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2016	—	—	—	—	71,136,926	46	13,600,000	16,356	8,500,000	16,944	2,132,353	6,911	307,036	1,595	105,742	(1,777,990)	357	(1,323,003)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(183,750)	—	(183,750)
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	69,480	—	—	—	—	69,480
Repurchase of Pre-IPO Class A Ordinary Shares	—	—	—	—	(1,154,643)	(1)	—	—	—	—	—	—	(49,085)	—	—	—	—	(49,086)
Redesignation of Pre-IPO Class A Ordinary Shares to Pre-IPO Series D1 Preferred Shares	—	—	—	—	(645,357)	—	—	—	—	—	—	—	(17,003)	—	—	—	—	(17,003)
Redesignation of Pre-IPO Series C Preferred Shares to Pre-IPO Series D1 Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—	(129,244)	—	—	—	—	(129,244)
Pre-IPO Preferred Shares redemption value accretion	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(258,554)	—	(258,554)
Purchase of noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	(2,332)	—	—	—	(357)	(2,689)
Spin-off transactions	—	—	—	—	—	—	—	—	—	—	—	—	30,032	—	—	—	—	30,032
Appropriation to statutory reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	2,480	—	(2,480)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(75,695)	—	—	(75,695)
Balance at December 31, 2017	—	—	—	—	69,336,926	45	13,600,000	16,356	8,500,000	16,944	2,132,353	6,911	208,884	4,075	30,047	(2,222,774)	—	(1,939,512)

The accompanying notes are an integral part of these consolidated financial statements.

BILIBILI INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (Continued)

(All amounts in thousands, except for share and per share data)

	Ordinary shares						Other permanent equities								Accumulated
	Class Y Ordinary Shares		Class Z Ordinary Shares		Pre-IPO Class A Ordinary Shares		Pre-IPO Class B Ordinary Shares		Pre-IPO Class C Ordinary Shares		Pre-IPO Class D Ordinary Shares		Additional paid-in	Statutory	other comprehensive	Accumulated	Noncontrolling	Total shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	income	deficit	interests	(deficit)/equity
		RMB		RMB		RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2017	—	—	—	—	69,336,926	45	13,600,000	16,356	8,500,000	16,944	2,132,353	6,911	208,884	4,075	30,047	(2,222,774)	—	(1,939,512)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(551,720)	(13,301)	(565,021)
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	178,343	—	—	—	2,850	181,193
Share issuance upon initial public offering and followed offering, net of issuance costs of US$6,333	—	—	67,063,451	43	—	—	—	—	—	—	—	—	4,952,563	—	—	—	—	4,952,606
Redesignation of Pre-IPO Ordinary Shares into Class Y and Class Z Ordinary Shares upon initial public offering	84,260,279	52	9,309,000	6	(69,336,926)	(45)	(13,600,000)	(16,356)	(8,500,000)	(16,944)	(2,132,353)	(6,911)	40,198	—	—	—	—	—
Redesignation of Pre-IPO Preferred Shares into Class Y and Class Z Ordinary Shares upon initial public offering	1,104,535	1	141,808,970	89	—	—	—	—	—	—	—	—	4,079,558	—	—	—	—	4,079,648
Pre-IPO Preferred Shares redemption value accretion	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(64,605)	—	(64,605)
Capital injection in subsidiaries by noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	22,198	22,198
Acquisitions of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	228,659	228,659
Share issuance from exercise upon share options	—	—	8,141,654	6	—	—	—	—	—	—	—	—	—		—	—	—	6
Appropriation to statutory reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	3,591	—	(3,591)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	296,030	—	—	296,030
Balance at December 31, 2018	85,364,814	53	226,323,075	144	—	—	—	—	—	—	—	—	9,459,546	7,666	326,077	(2,842,690)	240,406	7,191,202

The accompanying notes are an integral part of these consolidated financial statements.

BILIBILI INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$ Note 2(e)
Cash flows from operating activities:
Net loss	(911,496)	(183,750)	(565,021)	(82,179)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Depreciation of property and equipment	18,868	38,356	99,714	14,503
Amortization of intangible assets	142,650	266,042	542,731	78,937
Share-based compensation expenses	365,488	79,954	181,193	26,353
Allowance for doubtful accounts	5,270	2,716	10,904	1,586
Unrealized exchange losses/(gains)	21,267	(115)	497	72
Fair value changes of short-term investments	(4,602)	(12,523)	(1,799)	(262)
Fair value changes and re-measurement of long-term investments	—	—	2,072	301
Revaluation of previously held equity interests	—	—	(144,434)	(21,007)
Impairments of long-term investments	—	15,989	46,375	6,745
Changes in operating assets and liabilities:
Accounts receivable	(92,568)	(283,218)	65,612	9,543
Receivables due from related parties	(5,000)	(24,660)	35,118	5,108
Prepayments and other assets	(125,353)	(247,492)	(540,647)	(78,634)
Accounts payable	149,647	271,893	345,917	50,312
Salary and welfare payables	39,137	91,402	95,452	13,883
Taxes payable	4,211	13,514	13,708	1,994
Amount due to related parties	—	5,724	44,607	6,488
Deferred revenue	194,624	356,413	398,623	57,977
Accrued liabilities and other payables	(1,110)	74,305	106,664	15,514
Net cash (used in)/provided by operating activities	(198,967)	464,550	737,286	107,234
Cash flows from investing activities:
Purchase of property and equipment	(42,204)	(144,906)	(293,566)	(42,697)
Purchase of intangible assets	(246,204)	(485,912)	(1,040,125)	(151,280)
Purchase of short-term investments	(3,069,813)	(4,708,514)	(6,666,731)	(969,636)
Proceeds from maturities of short-term investments	2,414,560	4,932,376	6,252,151	909,338
Cash consideration paid for purchase of subsidiaries, net of cash acquired	(27,252)	—	(135,822)	(19,754)
Cash paid for long-term investments including loans	(216,387)	(320,088)	(565,137)	(82,196)
Cash received from disposal of long-term investments	—	12,750	1,250	182
Placement of time deposits	—	(1,960)	(750,473)	(109,152)
Maturity of time deposits	—	—	2,059	299
Net cash used in investing activities	(1,187,300)	(716,254)	(3,196,394)	(464,896)
Cash flows from financing activities:
Repayment of short-term loans	(10,000)	—	—	—
Proceeds from loans to investees	3,212	9,000	—	—
Repayment of loans to investees	(4,150)	—	—	—
Repurchase of Pre-IPO Ordinary Shares	—	(49,086)	—	—
Capital injection from/(repurchase of) minority shareholders	1,485	(2,689)	22,198	3,229
Proceeds from exercise of employees’ share options	—	—	6	1
Repurchase of Pre-IPO Series A Preferred Shares	(98,931)	—	—	—
Repurchase of Pre-IPO Series A+ Preferred Shares	(27,062)	—	—	—
Proceeds from issuance of Class Z Ordinary Shares (net of issuance costs of US$6,333)	—	—	4,952,606	720,327
Proceeds from issuance of Pre-IPO Series C1 Preferred Shares (net of issuance cost of RMB13,031)	1,126,712	—	—	—
Proceeds from issuance of Pre-IPO Series C2 Preferred Shares (net of issuance cost of RMB335)	32,821	—	—	—
Proceeds from issuance of Pre-IPO Series D1 Preferred Shares (net of issuance cost of RMB nil)	—	49,086	—	—
Proceeds from issuance of Pre-IPO Series D2 Preferred Shares (net of issuance cost of RMB nil)	—	689,069	—	—
Cash and cash equivalents of disposed business in connection with the spin-off transaction	—	(19,847)	—	—
Net cash provided by financing activities	1,024,087	675,533	4,974,810	723,557

Effect of exchange rate changes on cash and cash equivalents and restricted cash held in foreign currencies	49,606	(48,145)	261,447	38,024
Net (decrease)/increase in cash and cash equivalents and restricted cash	(312,574)	375,684	2,777,149	403,919

Cash and cash equivalents and restricted cash at beginning of the year	699,772	387,198	762,882	110,957
Including:
Cash and cash equivalents at beginning of the year	689,663	387,198	762,882	110,957
Restricted cash at beginning of the year	10,109	—	—	—

Cash and cash equivalents and restricted cash at end of the year	387,198	762,882	3,540,031	514,876
Including:
Cash and cash equivalents at end of the year	387,198	762,882	3,540,031	514,876
Restricted cash at end of the year	—	—	—	—

Supplemental disclosures of cash flows information:
Cash paid for income taxes, net of tax refund	2,453	6,196	15,765	2,293
Cash paid for interest expenses	398	—	—	—

Supplemental schedule of non-cash investing and financing activities:
Accretion to Pre-IPO Preferred Shares redemption value	161,933	258,554	64,605	9,396
Deemed dividend in connection with repurchase of Pre-IPO Preferred Shares	113,151	129,244	—	—
Fixed assets purchases financed by accounts payable	1,158	30,050	40,277	5,858
Share options granted for acquisitions	18,201	—	—	—
Acquisitions and investments financed by accrued liabilities and other payables	9,080	6,534	502,279	73,053
Intangible assets purchases financed by accounts payable	80,226	70,726	415,780	60,473

*                The Group adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2018 using the retrospective transition method. Restricted cash balance as of December 31, 2015 was included in “Cash and cash equivalents and restricted cash” when reconciling beginning-of-period and end-of-period total amounts presented in the consolidated statements of cash flows for the year ended December 31, 2016.

The accompanying notes are an integral part of these consolidated financial statements.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.           Operations and Reorganization

Bilibili Inc. (the “Company” or “Bilibili”) is an online entertainment platform for young generations. The Company, through its consolidated subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”), is primarily engaged in the operation of providing online entertainment services to users in the People’s Republic of China (the “PRC” or “China”).

As of December 31, 2018, the Company’s major subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

Major Subsidiaries	Place and Year of Incorporation	Percentage of Direct or Indirect Economic Ownership	Principal Activities
Bilibili HK Limited	Hong Kong Y2014	100	Investment holding
Hode HK Limited	Hong Kong Y2014	100	Investment holding
Bilibili Co., Ltd.	Japan Y2014	100	Business development
Hode Shanghai Limited. (“Hode Technology”)	PRC Y2014	100	Technology development
Shanghai Bilibili Technology Co., Ltd.	PRC Y2016	100	Technology development

Major VIEs and VIEs’ Subsidiaries	Place and Year of Incorporation/ Acquisition	Percentage of Direct or Indirect Economic Ownership	Principal Activities
Shanghai Hode Information Technology Co., Ltd. (“Shanghai Hode”)	PRC Y2013	100	Mobile game operation
Shanghai Kuanyu Digital Technology Co., Ltd. (“Shanghai Kuanyu”)	PRC Y2014	100	Video distribution
Sharejoy Network Technology Co., Ltd.	PRC Y2014	100	Game promotion and marketing
Shanghai Hehehe Culture Communication Co., Ltd	PRC Y2014	100	Comics distribution
Shanghai Anime Tamashi Cultural Media Co., Ltd.	PRC Y2015	100	E-commerce

History of the Group

•       Reorganization

The Group commenced operations in 2011. Shanghai Hode was established in 2013 by several PRC citizens, the founders, to carry out the Group’s principal business.

The Company was incorporated as a limited liability company in the Cayman Islands in December 2013. Through a series of contemplated transactions in October and December 2014, Hode Technology was established to control Shanghai Hode through contractual arrangements (the “Reorganization”). Through these Reorganization transactions, the Group’s business continued to be carried out by Shanghai Hode without changes in control. Accordingly, pursuant to the guidance in ASC 805, Business Combinations, Hode Technology was established to consolidate Shanghai Hode, which was identified as the acquiree for accounting purposes. There was no change in financial statements preparation basis resulted from these Reorganization transactions. Further, the Group obtained control over Shanghai Kuanyu in November 2014 through contractual agreements. Shanghai Hode and Shanghai Kuanyu became the VIEs of the Group.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Operations and Reorganization (Continued)

•                    Issuance, repurchase and cancellation of Pre-IPO Ordinary Shares and Pre-IPO Preferred Shares

A summary of the key equity transactions of the Group that have occurred since the inception of the Company is as follows:

In June 2014, the Company issued an aggregated 50,936,000 ordinary shares to the founders. In October 2014, 37,336,000 ordinary shares were redesignated to Pre-IPO Class A Ordinary Shares, 13,600,000 ordinary shares were redesignated to Pre-IPO Class B Ordinary Shares. In October 2014, one founder further subscribed 6,800,000 Pre-IPO Class A Ordinary Shares.

In November 2014, the Company issued 7,000,000 Pre-IPO Class C Ordinary Shares and 25,000,000 Pre-IPO Series A Convertible Redeemable Preferred Shares (“Pre-IPO Series A Preferred Shares”) to one founder and an investor for cash considerations of RMB7.8 million and US$4.5 million (RMB27.6 million) respectively. In conjunction with the issuances of the Pre-IPO Series A Preferred Shares, one founder sold 2,350,000 Pre-IPO Class A Ordinary Shares to the investor of the Pre-IPO Series A Preferred Shares, which were redesignated into Pre-IPO Series A Preferred Shares.

In December 2014, the Company issued 15,514,706 Pre-IPO Series A+ Convertible Redeemable Preferred Shares (“Pre-IPO Series A+ Preferred Shares”), 3,100,000 Pre-IPO Class A Ordinary Shares and 500,000 Pre-IPO Class C Ordinary Shares to a group of investors and a newly joined founder. Further, 5,000,000 Pre-IPO Class A Ordinary Shares and 2,132,353 Pre-IPO Class D Ordinary Shares were issued to Mr. Rui Chen, the Company’s Chairman of the Board of Directors and Chief Executive Officer (“CEO”). In conjunction with the issuances of the Pre-IPO Series A+ Preferred Shares, the investors agreed to transfer 11,000,000 Pre-IPO Series A Preferred Shares to Mr. Rui Chen, which were redesignated into 10,000,000 Pre-IPO Class A Ordinary Shares and 1,000,000 Pre-IPO Class C Ordinary Shares. The 10,000,000 Pre-IPO Class A Ordinary Shares was subject to an agreed vesting schedule provided that Mr. Rui Chen would continue his employment with the Group till the end of 2015. Consideration paid by Mr. Rui Chen for the 1,000,000 Pre-IPO Class C Ordinary Shares was approximately RMB1.3 million (US$0.2 million).

In January 2015, the Company issued 22,794,876 Pre-IPO Series B Convertible Redeemable Preferred Shares (“Pre-IPO Series B Preferred Shares”) for total cash considerations of US$44.2 million (RMB271.1 million).

In July 2015, the Company issued 39,297,373 Pre-IPO Series C Convertible Redeemable Preferred Shares (“Pre-IPO Series C Preferred Shares”) for cash considerations of US$161.4 million (RMB991.8 million).

Concurrent with the issuance of Pre-IPO Series B and Series C Preferred Shares in January and July 2015, the Company repurchased and cancelled 940,934 and 4,000,000 Pre-IPO Class A Ordinary Shares held by the founders, who are also employees of the Company, and 6,085,754 Pre-IPO Series A Preferred Shares held by the Pre-IPO Series A Preferred Shares investor, at the price of US$1.8 million (RMB11.2 million), US$16.4 million (RMB100.5 million) and US$25.0 million (RMB152.9 million), respectively.

In May 2016, the Company issued 41,480,769 Pre-IPO Series C1 Convertible Redeemable Preferred Shares and 954,605 Pre-IPO Series C2 Convertible Redeemable Preferred Shares (“Pre-IPO Series C1/C2 Preferred Shares”) for cash considerations of US$194.3 million (RMB1,264.3 million) and US$5.0 million (RMB33.2 million), respectively.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Operations and Reorganization (Continued)

Concurrent with the issuance of Pre-IPO Series C1/C2 Preferred Shares in May 2016, the Company repurchased and cancelled 3,185,744 Pre-IPO Series A Preferred Shares and 871,425 Pre-IPO Series A+ Preferred Shares held by the investors, at the price of US$14.9 million (RMB98.9 million) and US$4.1 million (RMB27.1 million) respectively.

Additionally, in May 2016, the Company redesignated 1,104,535 Pre-IPO Class A Ordinary Shares held by three founders into Pre-IPO Series C1 Preferred Shares, and then transferred such 1,104,535 Pre-IPO Series C1 Preferred Shares to one founder, who is also an employee of the Company, at par value. The Company did not receive any proceeds from this transaction.

In July 2015 and May 2016, the Company issued 2,500,000 and 2,000,000 Pre-IPO Class A Ordinary Shares respectively to one founder, who is also an employee of the Company, for free.

In December 2016, the Company issued 12,796,395 Pre-IPO Class A Ordinary Shares to one founder, who is also an employee of the Company, for free.

In May 2017, the Company issued 11,946,546 Pre-IPO Series D1 Convertible Redeemable Preferred Shares (“Pre-IPO Series D1 Preferred Shares”), among which, 11,301,189 shares were Pre-IPO Series C Preferred Shares repurchased by the Company from Pre-IPO Series C Preferred Shares investors and redesignated into Pre-IPO Series D1 Preferred Shares while 645,357 shares were Pre-IPO Class A Ordinary Shares repurchased from the founders and redesignated into Pre-IPO Series D1 Preferred Shares. The Company also issued 1,154,643 Pre-IPO Series D1 Preferred Shares for cash consideration of US$7.2 million (RMB49.1 million). Meanwhile, the Company issued 13,759,564 Pre-IPO Series D2 Convertible Redeemable Preferred Shares (“Pre-IPO Series D2 Preferred Shares”) for cash consideration of US$100.0 million (RMB689.1 million). Concurrent with the issuance of such Pre-IPO Series D1/D2 Preferred Shares, the Company repurchased 1,154,643 Pre-IPO Class A Ordinary Shares from two founders.

•      Initial public offering (“IPO”) and followed offering

In April 2018, the Company completed its IPO on the NASDAQ Global Select Market. In the offering, 42,000,000 American depositary shares (“ADSs”), representing 42,000,000 Class Z Ordinary Shares, were issued and sold to the public at a price of US$11.50 per ADS. The net proceeds to the Company from the IPO, after deducting commissions and offering expenses, were approximately US$443.3 million (RMB2,781.8 million).

In accordance to the written resolutions passed by the Board of Directors of the Company and its shareholders in February 2018, upon the completion of the IPO, the Company completed the redesignation on a one-for-one basis of: (i)  60,027,926 shares of Pre-IPO Class A Ordinary Shares, 13,600,000 shares of Pre-IPO Class B Ordinary Shares, 8,500,000 shares of Pre-IPO Class C Ordinary Shares, and 2,132,353 shares of Pre-IPO Class D Ordinary Shares into Class Y Ordinary Shares; and 9,309,000 shares of Pre-IPO Class A Ordinary Shares into Class Z Ordinary Shares; (ii) 1,104,535 shares of Pre-IPO Series C1 Preferred Shares into Class Y Ordinary Shares, 7,078,502 shares of Pre-IPO Series A Preferred Shares, 14,643,281 shares of Pre-IPO Series A+ Preferred Shares, 22,794,876 shares of Pre-IPO Series B Preferred Shares, 27,996,184 shares of Pre-IPO Series C Preferred Shares, 41,480,769 shares of Pre-IPO Series C1 Preferred Shares, 954,605 shares of Pre-IPO Series C2 Preferred Shares, 13,101,189 shares of Pre-IPO Series D1 Preferred Shares and 13,759,564 shares of Pre-IPO Series D2 Preferred Shares into Class Z Ordinary Shares.

In October 2018, 25,063,451 ADSs, representing 25,063,451 Class Z Ordinary Shares, were newly issued and sold to Tencent Holdings Limited (“Tencent”). The net proceeds to the Company from the offering, after deducting offering expenses, were approximately US$317.2 million (RMB2,170.8 million).

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Operations and Reorganization (Continued)

Contractual agreements with major VIEs

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content services, the Group operates its restricted businesses in the PRC through its VIEs, whose equity interests are held by certain founders of the Group. The Company obtained control over these VIEs by entering into a series of contractual arrangements with the legal shareholders who are also referred to as nominee shareholders. These nominee shareholders are the legal owners of the VIEs. However, the rights of those nominee shareholders have been transferred to the Company through the contractual arrangements.

The contractual arrangements that are used to control the VIEs include powers of attorney, exclusive technology consulting and services agreements, equity pledge agreements and exclusive option agreements. Management concluded that the Company, through the contractual arrangements, has the power to direct the activities that most significantly impact the VIEs’ economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the VIEs, and therefore the Company is the ultimate primary beneficiary of these VIEs. As such, The Company consolidates the financial statements of these VIEs. Consequently, the financial results of the VIEs were included in the Group’s consolidated financial statements in accordance with the basis of presentation as stated in Note 2 a).

The following is a summary of (i) the contractual agreements entered into by and among Hode Technology, Shanghai Hode, and the nominee shareholders of Shanghai Hode;

Exclusive Technology Consulting and Services Agreements. Under the exclusive technology consulting and services agreement between Hode Technology and Shanghai Hode, dated November 3, 2014, Hode Technology has the exclusive right to provide to Shanghai Hode consulting and services related to, among other things, research and development, system operation, advertising, internal training and technical support. Hode Technology has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Shanghai Hode shall pay Hode Technology an annual service fee, which subject to the adjustment by Hode Technology at its sole discretion. This agreement will remain effective for a 10-years term and then be automatically renewed, unless Hode Technology gives Shanghai Hode a termination notice 90 days before the term ends.

Exclusive Option Agreements. Pursuant to the exclusive purchase option agreement, dated November 3, 2014, among Hode Technology, Shanghai Hode and its shareholders, each of the shareholders of Shanghai Hode irrevocably granted Hode Technology an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in Shanghai Hode, and the purchase price shall be the lowest price permitted by applicable PRC law. In addition, Shanghai Hode irrevocably granted Hode Technology an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of Shanghai Hode’s assets at the book value of such assets, or at the lowest price permitted by applicable PRC law, whichever is higher. The shareholders of Shanghai Hode undertakes that, without the prior written consent of Hode Technology or the Company, they shall not increase or decrease the registered capital, dispose of its assets, incur any debts or guarantee liabilities, enter into any material purchase agreements, conduct any merger, acquisition or investments, amend its articles of association or provide any loans to third parties. The exclusive option agreements will remain effective until all equity interests in Shanghai Hode held by their shareholders and all assets of Shanghai Hode are transferred or assigned to Hode Technology or its designated representatives.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Operations and Reorganization (Continued)

Powers of Attorney. Pursuant to the powers of attorney dated November 3, 2014, each of the shareholders of Shanghai Hode, executed a power of attorney to irrevocably appoint Hode Technology or its designated person as his attorney-in-fact to exercise all of his rights as a shareholder of Shanghai Hode, including, but not limited to, the right to convene and attend shareholders’ meeting, vote on any resolution that requires a shareholder vote, such as the appointment or removal of directors and executive officers, and other voting rights pursuant to the then-effective articles of association of Shanghai Hode. The powers of attorney will remain in force for so long as the shareholders remain shareholders of Shanghai Hode.

Equity Pledge Agreements. Pursuant to the equity pledge agreements dated November 3, 2014, among Hode Technology, Shanghai Hode and its shareholders, the shareholders of Shanghai Hode pledged all of their equity interests in Shanghai Hode to guarantee their and Shanghai Hode’s performance of their obligations under the contractual arrangements. In the event of a breach by Shanghai Hode or Shanghai Hode’s shareholders of contractual obligations under these agreements, Hode Technology, as pledgee, will be entitled the right to dispose of the pledged equity interests in Shanghai Hode. The shareholders of Shanghai Hode also undertakes that, during the term of the equity pledge agreements, they shall not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the equity pledge agreements, Hode Technology has the right to receive all of the dividends and profits distributed on the pledged equity interests. The pledge will remain binding until Shanghai Hode and its shareholders discharge all their obligations under the contractual arrangements.

and (ii) the contractual agreements entered into by and among Hode Technology, Shanghai Kuanyu and the nominee shareholders of Shanghai Kuanyu.

Exclusive Technology Consulting and Services Agreements. Under the exclusive technology consulting and services agreement between Hode Technology and Shanghai Kuanyu, dated November 3, 2014, Hode Technology has the exclusive right to provide to Shanghai Kuanyu consulting and services related to, among other things, research and development, system operation, advertising, internal training and technical support. Hode Technology has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Shanghai Kuanyu shall pay Hode Technology an annual service fee, which subject to the adjustment by Hode Technology at its sole discretion. This agreement will remain effective for a 10-year term and then be automatically renewed, unless Hode Technology gives Shanghai Kuanyu a termination notice 90 days before the term ends.

Exclusive Option Agreements. Pursuant to the exclusive purchase option agreements, dated November 3, 2014, among Hode Technology, Shanghai Kuanyu and its shareholders, each of the shareholders of Shanghai Kuanyu irrevocably granted Hode Technology an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in Shanghai Kuanyu, and the purchase price shall be the lowest price permitted by applicable PRC law. In addition, Shanghai Kuanyu irrevocably granted Hode Technology an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of Shanghai Kuanyu’s assets at the book value of such assets, or at the lowest price permitted by applicable PRC law, whichever is higher. The shareholders of Shanghai Kuanyu undertakes that, without the prior written consent of Hode Technology or the Company, they shall not increase or decrease the registered capital, dispose of its assets, incur any debts or guarantee liabilities, enter into any material purchase agreements, conduct any merger, acquisition or investments, amend its articles of association or provide any loans to third parties. The exclusive option agreements will remain effective until all equity interests in Shanghai Kuanyu held by its shareholders and all assets of Shanghai Kuanyu are transferred or assigned to Hode Technology or its designated representatives.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Operations and Reorganization (Continued)

Powers of Attorney. Pursuant to the powers of attorney dated November 3, 2014, each of the shareholders of Shanghai Kuanyu, executed a power of attorney to irrevocably appoint Hode Technology or its designated person as his attorney-in-fact to exercise all of his rights as a shareholder of Shanghai Kuanyu, including, but not limited to, the right to convene and attend shareholders’ meeting, vote on any resolution that requires a shareholder vote, such as the appointment or removal of directors and executive officers, and other voting rights pursuant to the then-effective articles of association of Shanghai Kuanyu. The powers of attorney will remain in force for so long as the shareholders remain shareholders of Shanghai Kuanyu.

Equity Pledge Agreements. Pursuant to the equity pledge agreements dated November 3, 2014, among Hode Technology, Shanghai Kuanyu and its shareholders, the shareholders pledged all of their equity interests in Shanghai Kuanyu to guarantee their and Shanghai Kuanyu’s performance of their obligations under the contractual arrangements. In the event of a breach by Shanghai Kuanyu or Shanghai Kuanyu’s shareholders of contractual obligations under these agreements, Hode Technology, as pledgee, will be entitled the right to dispose of the pledged equity interests in Shanghai Kuanyu. The shareholders of Shanghai Kuanyu also undertakes that, during the term of the equity pledge agreements, they shall not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the equity pledge agreements, Hode Technology has the right to receive all of the dividends and profits distributed on the pledged equity interests. The pledge will remain binding until Shanghai Kuanyu and its shareholders discharge all their obligations under the contractual arrangements.

On June 2, 2015, the contractual agreements among Hode Technology, Shanghai Kuanyu, and nominee shareholders of Shanghai Kuanyu were updated to remove one of the nominee shareholders of Shanghai Kuanyu. On October 10, 2017, the contractual agreements among Hode Technology, Shanghai Hode, and the nominee shareholders of Shanghai Hode were updated to remove one of the nominee shareholders of Shanghai Hode. These changes had no impact on the Group’s effective control over Shanghai Kuanyu and Shanghai Hode, and therefore had no impact on the consolidated financial statements.

Risks in relation to the VIE structure

A significant part of the Group’s business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary. In the opinion of management, the contractual arrangements with the VIEs and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders are also shareholders of the Group and have indicated they will not act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the nominee shareholders of the VIE were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Operations and Reorganization (Continued)

The Company’s ability to control the VIEs also depends on the powers of attorney the founders has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes these powers of attorney are legally enforceable but may not be as effective as direct equity ownership.

In addition, if the Group’s corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

•        revoke the Group’s business and operating licenses;

•        require the Group to discontinue or restrict its operations;

•        restrict the Group’s right to collect revenues;

•        block the Group’s websites;

•       require the Group to restructure the operations, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;

•        impose additional conditions or requirements with which the Group may not be able to comply; or

•        take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs in the Group’s consolidated financial statements. In the opinion of management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group believes that the contractual arrangements among each of the VIEs, their respective shareholders and relevant wholly foreign-owned enterprise are in compliance with PRC law and are legally enforceable. The Group’s operations depend on the VIEs to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. Management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Operations and Reorganization (Continued)

The combined financial information of the Group’s VIEs as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 was included in the accompanying consolidated financial statements of the Group as follows:

	December 31, 2017	December 31, 2018
	RMB in thousands
Current assets:
Cash and cash equivalents	241,303	152,295
Time deposits	1,960	10,265
Accounts receivable, net	392,942	130,823
Amounts due from the Company and its subsidiaries	16,740	165,559
Receivables due from related parties	29,660	—
Prepayments and other current assets	453,703	841,018
Short-term investments	447,686	252,943
Non-current assets:
Long-term investments, net	502,240	843,149
Other non-current assets	263,248	943,373
Total assets	2,349,482	3,339,425
Current liabilities:
Accounts payable	500,685	1,078,070
Salary and welfare payables	60,356	94,699
Taxes payable	20,552	27,152
Deferred revenue	571,248	937,086
Amounts due to the Company and its subsidiaries	272,864	1,594,527
Accrued liabilities and other payables	29,274	318,568
Amount due to related parties	5,724	23,054
Total liabilities	1,460,703	4,073,156

	For the Year Ended December 31,
	2016	2017	2018
	RMB in thousands
Net revenues:
Revenue from third parties	522,944	2,465,296	3,691,219
Revenue from the Company and its subsidiaries	—	22,751	443,405
Net revenues	522,944	2,488,047	4,134,624

Net loss	(253,148)	(63,088)	(587,932)

	For the Year Ended December 31,
	2016	2017	2018
	RMB in thousands
Net cash (used in)/provided by operating activities	(5,969)	492,063	636,972
Net cash used in investing activities	(755,788)	(632,549)	(674,483)
Net cash provided by financing activities	915,795	179,707	130,592

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Operations and Reorganization (Continued)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately RMB7.2 million and RMB12.2 million, as of December 31, 2017 and 2018, as well as certain non-distributable statutory reserves amounting to approximately RMB4.1 million and RMB7.7 million, respectively, as of December 31, 2017 and 2018. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

Liquidity

The Group incurred net losses of RMB911.5 million, RMB183.8 million and RMB565.0 million for the years ended December 31, 2016, 2017 and 2018, respectively. Net cash used in operating activities was RMB199.0 million for the year ended December 31, 2016. Net cash provided by operating activities was RMB464.6 million and RMB737.3 million for the years ended December 31, 2017 and 2018, respectively. Accumulated deficit was RMB2,222.8 million and RMB2,842.7 million as of December 31, 2017 and 2018, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments. Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. In the past, the Group has been continuously receiving financing support from outside investors through the issuance of preferred shares. In 2018, the Company has completed its IPO in NASDAQ and entered into a definitive agreement with Tencent, raising US$443.3 million (RMB2,781.8 million) and US$317.2 million (RMB2,170.8 million), net of issuance cost, respectively. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses of the Group. Based on the above considerations, the Group believes the cash and cash equivalents and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the consolidated financial statements. The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.           Significant Accounting Policies

a)                Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

b)                Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company is the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

c)                 Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, determination of the average playing period for paying players, fair value determination and allocation of identifiable assets and liabilities acquired through business combinations, assessment for the impairment of long-lived assets, valuation allowance of deferred tax assets, and valuation and recognition of share-based compensation expenses.

d)                Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries incorporated in the Cayman Islands and Hong Kong is United States dollars (“US$”). The functional currency of the Company’s subsidiaries incorporated in Japan is Japanese yen. The functional currency of the Group’s PRC entities is RMB.

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive income/(loss) in the consolidated statements of operations and comprehensive loss.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in exchange (losses)/gains in the consolidated statements of operations and comprehensive loss.

e)                 Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2018 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 6.8755, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2018. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

f)                  Fair value measurements

Financial instruments

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•       Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

•       Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•       Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalents, time deposits, accounts receivable, short-term investments and accounts payable of which the carrying values approximate their fair value. Please see Note 23 for additional information.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

g)                Cash and cash equivalents and time deposits

Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in the United States of America and China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2017 and 2018, there were cash at bank and demand deposits with terms of less than three months denominated in US dollars amounting to approximately US$91.0 million and US$481.6 million, respectively (equivalent to approximately RMB594.9 million and RMB3,305.3 million, respectively). As of December 31, 2017 and 2018, the Group had cash held in accounts managed by online payment platforms such as Alipay and Paypal in connection with the collection of online service fees for a total amount of RMB102.9 million and RMB10.8 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.

As of December 31, 2017 and 2018, the Group had approximately RMB622.6 million and RMB377.8 million cash and cash equivalents held by its PRC subsidiaries and VIEs, representing 82% and 11% of total cash and cash equivalents of the Group, respectively.

Time deposits represent deposits placed with banks with original maturities more than three months but less than one year. As of December 31, 2017 and 2018, there were time deposits denominated in US dollars amounting to approximately RMB2.0 million and RMB749.4 million, respectively.

The Group had no other lien arrangements for the years ended December 31, 2016, 2017 and 2018. As of December 31, 2017 and 2018, the Group had no restricted cash balance.

h)                Inventories, net

Inventories, mainly represent products for the Group’s e-commerce business, are stated at the lower of cost or net realizable value in the consolidated balance sheets. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write downs are recorded in cost of revenues in the consolidated statements of operations and comprehensive loss. Certain costs attributable to buying and receiving products, such as purchase freights, are included in cost of inventories.

i)                   Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive loss.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

j)                   Intangible assets, net

Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Purchased intangible assets are initially recognized and measured at fair value. Major identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Licensed copyrights of video content	shorter of the licensed period or projected useful life of the video content
License rights of mobile games	shorter of the licensed period or projected useful life of mobile games
Domain names and others	0.5 - 10 years

The licensed copyrights of video content are recorded in “Intangible assets, net”, at the lower of amortized cost or net realizable value. In accordance with ASC 920, Entertainment- Broadcasters, costs incurred in purchased copyrights of video content are capitalized and amortized over the shorter of the license period or projected useful life of the video content.

The Group amortizes the licensed copyrights in “Cost of revenues” on a straight-line basis. If expectations of the usefulness of a video content are revised downward, the unamortized cost is written down to the estimated net realizable value. A write-down from unamortized cost to a lower estimated net realizable value establishes a new cost basis.

k)                Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries and consolidated VIEs. Goodwill is not depreciated or amortized but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when an event or circumstances change occurs that indicate the asset might be impaired. Under ASC 350-20-35, the Group has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The Group chooses to directly apply the quantitative impairment test, which consists of a two-step quantitative impairment test. The first step is comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the two-step quantitative goodwill impairment test to measure the amount of impairment loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Group as a whole is determined to be one reporting unit for goodwill impairment testing. The Group directly applied the quantitative assessment and performed the goodwill impairment test by quantitatively comparing the fair values of the reporting unit to its carrying amounts, and no impairment charge was recognized for any of the periods presented.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

l)                   Impairment of long-lived assets other than goodwill and intangible assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for any of the periods presented.

m)            Research and development expenses

Research and development expenses mainly consist of payroll-related expenses incurred for the innovation of video function, development and enhancement to the Group’s websites and platforms of applications and development of online games.

For internal use software, the Group expenses all costs incurred for the preliminary project stage and post implementation-operation stage of development, and costs associated with repair or maintenance of the existing platforms. Costs incurred in the application development stage are capitalized and amortized over the estimated useful life. Since the amount of the Group’s research and development expenses qualifying for capitalization has been immaterial, as a result, all development costs incurred for development of internal used software have been expensed as incurred.

For external use software, costs incurred for development of external use software have not been capitalized since the inception of the Group, because the period after the date technical feasibility is reached and the time when the software is marketed is short historically, and the amount of costs qualifying for capitalization has been immaterial.

n)                Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and other compensation-related expenses to the Group’s sales and marketing personnel. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2016, 2017 and 2018, the advertising expenses were RMB80.8 million, RMB168.7 million and RMB436.5 million, respectively.

o)                Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

p)                Share-based compensation

Share based compensation expenses arise from share-based awards, including share options for the purchase of the Company’s ordinary shares. The Group accounts for share-based awards granted to employees in accordance with ASC 718, Compensation - Stock Compensation and share-based awards granted to nonemployees in accordance with ASC 505, Equity. For share options for the purchase of ordinary shares granted to employees determined to be equity classified awards, the related share-based compensation expenses are recognized in the consolidated financial statements based on their grant date fair values which are calculated using the binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends.

For share options granted with service conditions only, share-based compensation expenses are recorded net of estimated forfeitures using straight-line method during the requisite service period, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

For share options granted with service condition and the occurrence of an IPO as performance condition, share-based compensation expenses are recorded net of estimated forfeitures using graded-vesting method during the requisite service period. Cumulative share-based compensation expenses for the options that have satisfied the service condition, amounting to RMB28.9 million, were recorded upon the completion of the IPO.

Share-based compensation expenses for share options granted to non-employees are measured at fair value at the earlier of the performance commitment date or the date service is completed, and recognized using straight-line method, over the period during which the service is provided. The Group applies the guidance in ASC 505-50 to measure share options granted to non-employees based on the then-current fair value at each reporting date.

q)                Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB44.3 million, RMB91.3 million and RMB158.1 million for the years ended December 31, 2016, 2017 and 2018, respectively.

r)                 Investments

Short-term investments

Short-term investments primarily include money market funds and financial products with variable interest rates referenced to performance of underlying assets issued by commercial banks.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

In accordance with ASC 825, Financial Instruments, for financial products with variable interest rates referenced to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value. Changes in the fair value of these investments are reflected in the consolidated statements of operations and comprehensive loss as “Investment income, net”. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see Note 6 and Note 23 for additional information.

Long-term investments, net

The Group’s long-term investments primarily consist of equity investments in privately held companies, publicly traded companies and other investments accounted for at fair value.

Prior to adopting ASU 2016-01, Financial Instruments on January 1, 2018, for those investments over which the Group does not have significant influence and without readily determinable fair value, the Group carried the investment at cost and only adjusted for other-than-temporary declines in fair value and distributions of earnings that exceed the Group’s share of earnings.

On January 1, 2018, the Group adopted ASU 2016-01, Financial Instruments, and started to measure long-term equity investments, other than equity method investments, at fair value through earnings. For those investments over which the Group does not have significant influence and without readily determinable fair value, the Group elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the equity investments will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

Management regularly evaluates the impairment of long-term equity investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss recognized equals to the excess of the investment cost over its fair value at the end of each reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

For the equity investments in publicly traded companies, the Group carries the investments at fair value at the end of each reporting period. For financial products with original maturities great than one year, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value at the end of each reporting period. Changes in the fair value of these investments are reflected in the consolidated statements of operations and comprehensive loss as “Investment income, net”.

s)                  Taxation

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the assets and liabilities method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of operations and comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more-likely-than-not that some portion of, or all of the deferred tax assets will not be realized.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more-likely-than-not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likelihood of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under income tax expenses in its consolidated statements of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2016, 2017 and 2018. The Group also did not expect any significant increase or decrease in unrecognized tax liability within 12 months following the reporting date.

t)                   Revenue recognition

On January 1, 2018, the Group adopted ASC 606, Revenue from Contracts with Customers using the modified retrospective method for all contracts not completed as of the date of adoption. Accordingly, revenue for the year ended December 31, 2018 was presented under ASC 606, while comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. The Group identifies its contracts with customers and all performance obligations within those contracts. The Group then determines the transaction price and allocates the transaction price to the performance obligations within the Group’s contracts with customers, recognizing revenue when, or as, the Group satisfies its performance obligations.

The adoption of ASC 606 did not significantly change (i) the timing and pattern of revenue recognition for all of the Group’s revenue streams, and (ii) the presentation of revenue as gross versus net. Therefore, the adoption of ASC 606 did not have a significant impact on the Group’s financial position, results of operations, equity or cash flows as of the adoption date and for the year ended December 31, 2018.

The Group’s revenue recognition policies effective upon the adoption of ASC 606 are as follows:

Mobile game services

Exclusive licensed mobile games

For the years ended December 31, 2016, 2017 and 2018, the Group primarily generates revenues from the sale of in-game virtual items, including characters, warships, characters or camouflage for warships or other accessories to enhance the game-playing experience, within the games.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

In accordance with ASC 606, the Group evaluates the contracts with its customers and determines that the Group has a single combined performance obligation which is to make the game and the ongoing game related services available to the paying players. The transaction price, which is the amount paid for in-game virtual items by the paying player, is allocated entirely to this single combined performance obligation. The Group recognizes revenue from in-game virtual items over the estimated average playing period of paying players, starting from the point-in-time when related in-game virtual items are delivered to the paying players’ accounts.

The Group has estimated the average playing period of the paying players for each game, usually between three to seven months. The Group considers the average period that players typically play the games and other game player behavior patterns, as well as various other factors to arrive at the best estimates for the estimated playing period of the paying players. To compute the estimated average playing period for paying players, the Group considers the initial purchase date as the starting point of a player’s lifespan. The Group tracks populations of paying players who made their initial purchases during the 10-days interval period (the “Cohort”) and tracks each Cohort to understand the subsequent churn rate of the paying players of each Cohort, i.e. the number of players from each Cohort who left subsequent to their initial purchases. To determine the ending point of a paying player’s lifespan beyond the date for which observable data are available, the Group extrapolates the actual observed attrition rate to arrive at an estimated weighted average playing lifespan for paying players of the selected games. If a new game is launched and only a limited period of paying player data is available, then the Group considers other qualitative factors, such as the playing patterns for paying players for other games with similar characteristics with the new game, such as targeted players and purchasing frequency. While the Group believes its estimates to be reasonable based on available game player information, the Group may revise such estimates based on new information indicating a change in the game player behavior patterns and any adjustments are applied prospectively.

In accordance with ASC 606-10-55-39, the Group assesses whether it acts as the principal or as an agent in the arrangement with each party respectively. The Group records revenue generated from exclusive licensed mobile games on a gross basis as the Group is acting as the principal to fulfill all obligations related to the mobile game operations. The Group is responsible for the launch of the games, hosting and maintenance of game servers, and determination of when and how to operate the in-game promotions and customer services. The Group is also determining the pricing of in-game virtual items and making a localized version for overseas licensed games.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.              Significant Accounting Policies (Continued)

Proceeds earned from selling in-game virtual items are shared between the Group and the third-party game developers, with the amount paid to the third-party game developers generally calculated based on amounts paid by paying players, after deducting the fees paid to the payment channels and the distribution channels. Fees paid to third-party game developers, distribution channels and payment channels are recorded as “Cost of revenues” on the consolidated statements of operations and comprehensive loss.

Jointly operated mobile game publishing services

The Group is also offering publishing services for mobile games developed by third-party game developers. In accordance with ASC 606, the Group evaluates the contracts with the third-party game developers and identifies the performance obligations as publishing, providing payment solution and market promotion service to the game developers. Accordingly, the Group earns service revenue by publishing mobile games to the game players.

In accordance with ASC 606-10-55-39, the Group assesses whether it acts as the principal or as an agent in the arrangement with each party respectively. With respect to the jointly operated licensed arrangements between the Group and the third-party game developers, the Group considered it does not have the primary responsibility for fulfillment and acceptability of the game services. The Group’s responsibilities are publishing, providing payment solution and market promotion service, and thus the Group views the third-party game developers to be its customers. Accordingly, the Group records the game publishing service revenue from these games, on a net basis based on the ratios pre-determined with the third-party game developers when the performance obligations are satisfied, which is generally when the paying players purchase virtual currencies issued by the third-party game developers.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Advertising services

Display advertisements

The Group provides display-based online advertising services to its customers by integrating different formats of advertisements, including but not limited to banners, text-links, videos, logos, buttons and rich media. The Group determines each format of advertisements is a distinct performance obligation. Consideration is allocated to each performance obligation based on its standalone selling price. The Group recognizes revenue on a pro-rata basis for each performance obligation commencing on the date the advertisements are displayed on the Group’s platform.

Performance-based advertisements

The Group’s auction-based pay-for-performance (“P4P”) platform enables a customer to place a short commercial video, a landing page with related description or download link on the Group’s platform. The P4P platform enables customers to reach target users related to their products or services. Revenue is recognized when the performance obligations are satisfied, which is generally at the point-in-time when a user clicks on one of the customer-sponsored links or in-feed marketing, or downloads the customer’s mobile applications.

Sales incentives to customers

The Group provides various sales incentives to its customers, including cash incentives in the form of commissions to certain third-party advertising agencies and noncash incentives such as discounts and advertising services provided free of charge in certain bundled arrangements, which are negotiated on a contract by contract basis with customers. The Group accounts for these incentives granted to customers as variable consideration in accordance with ASC 606. The amount of variable consideration is measured based on the most likely amount of incentive to be provided to customers.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Live broadcasting and other valued added service (“VAS”)

The users can purchase virtual currency named “B-coin” via debit and credit cards or bank transfers via online payment systems provided by third-party payment systems. The “B-coin” can be used to purchase virtual items of live broadcasting and other VAS. Each B-coin is worth RMB1. Proceeds received from the sales of “B-coin” are not refundable. Proceeds received from the sales of “B-coin” to users but not yet consumed are recorded as deferred revenue on the consolidated balance sheets. Revenue is recognized upon conversion or consumption according to the respective prescribed revenue recognition policies addressed below.

The Group operates and maintains live broadcasting channel whereby users can enjoy live performances provided by the hosts and interact with the hosts. Most of the hosts host the performance on their own. The Group creates and sells virtual items to users so that the users present them simultaneously to hosts to show their support. The virtual items sold by the Group comprise of either (i) consumable items or (ii) time-based items, such as privilege titles etc. Revenues derived from the sale of virtual items are recorded on a gross basis as the Group acts as the principal to fulfill all obligations related to the sale of virtual items in accordance with ASC 606-10-55-39. Accordingly, revenue is recognized at point-in-time when the virtual item is delivered and consumed if the virtual item is a consumable item or, in the case of time-based virtual item, recognized ratably over the period each virtual item is made available to the user, which does not exceed one year.

Under the arrangements with the hosts, the Group shares with them a portion of the revenues derived from the sales of virtual items. The portion paid to hosts is recognized as “Cost of revenues” on the consolidated statements of operations and comprehensive loss.

The other VAS includes sales of virtual items for video contents and premium membership subscription. The Group offers premium membership services which provide subscribing members access to streaming of premium content in exchange for a non-refundable upfront premium membership fee. When the receipt of premium membership fees is for services to be delivered over a period of time, generally from one month to twelve months, the receipt is initially recorded as deferred revenue and revenue is recognized ratably over the membership period as services are rendered. Revenue from sales of virtual items is recognized on item basis, which is consistent with the revenue recognition of live broadcasting.

E-commerce and other revenues

E-commerce and other revenues are mainly from the sales of products through the Group’s e-commerce platform, and also include revenues from holding certain offline performance activities. E-commerce and other revenues are recognized when control of promised goods or services is transferred to the customers, which generally occurs upon the acceptance of the goods or services by the customers. Pursuant to ASC 606-10-55-39, for arrangements where the Group is primarily responsible for fulfilling the promise to provide the goods or services, is subject to inventory risk, and has latitude in establishing prices and selecting suppliers, revenues are recorded on a gross basis. Otherwise, revenues are recorded on a net basis. Cash coupons, granted to the customers for free at the Group’s discretion, are recorded as a reduction of the arrangement’s transaction price thereby reducing the amount of revenue recognized as the payment is not for a distinct good or service received from the customer in accordance with ASC 606-10-32-25.

Net revenues presented in the consolidated statements of operations and comprehensive loss are net of sales discount and sales tax.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Other Estimates and Judgments

The Group estimates revenue of mobile game, live broadcasting and other VAS from the third-party payment processors in the current period when reasonable estimates of these amounts can be made. The processors provide reliable interim preliminary reporting within a reasonable time frame following the end of each month and the Group maintains records of sales data, both of which allow the Group to make reasonable estimates of revenue and therefore to recognize revenue during the reporting period. Determination of the appropriate amount of revenue recognized involves judgments and estimates that the Group believes are reasonable, but actual results may differ from the Group’s estimates. When the Group receives the final reports, to the extent not received within a reasonable time frame following the end of each month, the Group records any differences between estimated revenue and actual revenue in the reporting period when the Group determines the actual amounts. The revenue on the final revenue report have not differed significantly from the reported revenue for the periods presented.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced, and revenue recognized prior to invoicing when the Group has satisfied its performance obligations and has the unconditional right to consideration.

Deferred revenue relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance from game players in mobile games, from customers in advertising services, live broadcasting services and other VAS, and E-commerce platforms. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the receipts in advance balance at the beginning of the year was RMB571.4 million for the year ended December 31, 2018.

Practical expedients

The Group has used the following practical expedients as allowed under ASC 606:

The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed, as substantially all of the contracts have an original expected duration of one year or less.

The Group expenses sales commissions as incurred when the amortization period is one year or less. Sales commission expenses are recorded within “Sales and marketing expenses” in the consolidated statements of operations and comprehensive loss.

The following table presents the Group’s net revenues disaggregated by revenue sources:

	For the Year Ended December 31,
	2016	2017	2018
	RMB in thousands
Mobile game	342,382	2,058,226	2,936,331
Advertising	60,727	159,160	463,490
Live broadcasting and VAS	79,656	176,443	585,643
E-commerce and others	40,545	74,620	143,467
Total net revenues	523,310	2,468,449	4,128,931

u)                Cost of revenues

Costs of revenues consist primarily of revenue sharing costs to mobile games developers and distribution channels and payment channels, revenue sharing with the hosts, staff costs, content costs, servers and bandwidth service fees, depreciation expenses and other direct costs of providing these services as well as cost of merchandise sold. These costs are charged to the consolidated statements of operations and comprehensive loss as incurred.

v)                Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

w)              Net loss per share

Loss per share is computed in accordance with ASC 260, Earnings per Share. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s Pre-IPO Preferred Shares and other permanent equities are participating securities because they are entitled to receive dividends or distributions on an as-converted basis. Prior to the IPO, the computation of basic loss per share using the two-class method is not applicable as the Group is in a net loss position and net loss is not allocated to other participating securities because in accordance with their contractual terms they are not obligated to share in the losses.

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the conversion of the Pre-IPO Preferred Shares and other permanent equities, using the if-converted method, for periods prior to the completion of the IPO, and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. The computation of diluted net loss per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net loss per share. After the completion of the IPO, net loss per ordinary share is computed on Class Y Ordinary Shares and Class Z Ordinary Shares combined basis, because both classes have the same dividend rights in the Company’s undistributed net income.

x)                Statutory reserves

In accordance with China’s Company Laws, the Company’s VIEs in the PRC must make appropriations from their after-tax profit (as determined under the accounting principles generally acceptable in the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiary that is a foreign investment enterprise in China has to make appropriations from its after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

x)     Statutory reserves (continued)

The following table presents the Group’s appropriations to general reserve funds and statutory surplus funds for the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,
	2016	2017	2018
	RMB in thousands
Appropriations to general reserve funds and statutory surplus funds	978	2,480	3,591

y)                Noncontrolling interests

Noncontrolling interests are recognized to reflect the portion of the equity of majority-owned subsidiaries of the Group’s VIEs which is not attributable, directly or indirectly, to the controlling shareholder. Noncontrolling interests acquired through a business combination are recognized at fair value at the acquisition date, which is estimated with reference to the purchase price per share as of the acquisition date.

The noncontrolling interest will continue to be attributed with its share of losses even if that attribution results in a deficit noncontrolling interest balance.

z)                 Comprehensive income/(loss)

Comprehensive income/(loss) is defined to include all changes in equity/(deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income/(loss), as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

aa) Segment reporting

Based on the criteria established by ASC 280, Segment Reporting, the Group’s chief operating decision maker has been identified as the Chairman of the Board of Directors and CEO, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment. The Company is domiciled in the Cayman Islands while the Group mainly operates its businesses in the PRC and earns majority of the revenues from external customers attributed to the PRC.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

bb) Business Combinations

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Group to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive loss. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations and comprehensive loss.

In a business combination achieved in stages, the Group re-measures the previously held equity interest in the acquiree when obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of operations and comprehensive loss.

For the Company’s majority-owned subsidiaries and consolidated VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

cc) Recently issued accounting pronouncements

Leases. In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases, which specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for publicly traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. The Group adopted the new standard effective January 1, 2019 on a modified retrospective basis and will not restate comparative periods. The Group estimates approximately RMB240.0 million would be recognized as total right-of use assets and total lease liabilities on the consolidated balance sheets as of January 1, 2019. Other than disclosed, the Group does not expect the new standard to have a material impact on the consolidated financial statements.

Financial Instruments-Credit Losses. In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Group is currently in the process of evaluating the impact of the adoption of ASU 2016-13 on its consolidated financial statements.

Simplifying the Test for Goodwill Impairment. In January 2017, the FASB issued ASU 2017-04 Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of goodwill impairment tests, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance is to be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

Compensation—Stock Compensation. In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvement to Nonemployee Share-based Payment Accounting to amend the accounting for share-based payment awards issued to nonemployees. Under the revised guidance, the accounting for awards issued to nonemployees will be similar to the model for employee awards. The update is effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. The Group adopted this new standard effective on January 1, 2019. The adoption of ASU 2018-07 did not have a material impact on the Group’s consolidated financial statements.

Fair Value Measurement. In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group is currently in the process of evaluating the impact of the adoption of this guidance on its consolidated financial statements.

Improvements to Accounting for Costs of Films and License Agreements for Program Materials. In March 2019, the FASB issued ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials, which improves U.S. GAAP by aligning the accounting for production costs of an episodic television series with the accounting for production costs of films by removing the content distinction for capitalization. In addition, ASU 2019-02 requires that an entity test a film or license agreement for program material within the scope of ASC 920-350 for impairment at a film group level when the film or license agreement is predominantly monetized with other films and/or license agreements. The presentation and disclosure requirements in ASU 2019-02 also increase the transparency of information provided to users of financial statements about produced and licensed content. This update will be effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently in the process of evaluating the impact of the adoption of ASU 2019-02 on its consolidated financial statements.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.           Concentrations and Risks

a)                Telecommunications service provider

The Group relied on telecommunications service providers and their affiliates for servers and bandwidth services to support its operations for the years ended December 31, 2016, 2017 and 2018 as follows:

	For the Year Ended December 31,
	2016	2017	2018
Total number of telecommunications service providers	49	52	88
Number of service providers providing 10% or more of the Group’s servers and bandwidth expenditure	4	2	3
Total percentage of the Group’s servers and bandwidth expenditure provided by 10% or greater service providers	81%	34%	48%

b)                Credit risk

The Group’s financial instruments potentially subject to significant concentrations of credit risk primarily consist of cash and cash equivalents, time deposits, accounts receivable and short-term investments. As of December 31, 2017 and 2018, substantially all of the Group’s cash and cash equivalents and time deposits were held in major financial institutions located in the United States of America and China, which management considers being of high credit quality. Accounts receivable is typically unsecured and is generally derived from revenues earned from mobile games services (mainly relates to remittances due from payment channels and distribution channels) and advertising services. There was no individual payment channel that had receivable balance exceeding 10% of the Group’s accounts receivable balance as of December 31, 2017 and 2018. One distribution channel had receivable balance exceeding 10% of the Group’s accounts receivable balance as of December 31, 2017 and 2018, respectively, as follows:

RMB in thousands	December 31, 2017	December 31, 2018
Distribution channel A	224,719	63,762

Short-term investments include money market funds and financial products with variable interest rates referenced to performance of underlying assets, both of which have original maturities within one year.

c)                 Major customers and supplying channels

No single customer represented 10% or more of the Group’s net revenues for the years ended December 31, 2016, 2017 and 2018.

The Group relied on a distribution channel to publish the iOS version of its mobile games. Mobile game revenues generated through this distribution channel accounted for approximately 22%, 38% and 29% of the Group’s total net revenues for the years ended December 31, 2016, 2017 and 2018, respectively.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     Concentrations and Risks (Continued)

d)                Mobile games

Mobile game revenues accounted for 65%, 83% and 71% of the Group’s net revenues for the years ended December 31, 2016, 2017 and 2018, respectively.

The following table summarizes revenues generated by mobile games individually contributing more than 10% of the Group’s total mobile game revenues for the years ended December 31, 2016, 2017 and 2018, respectively.

	For the Year Ended December 31,
	2016	2017	2018
Mobile game 1	20%	72%	74%
Mobile game 2	below 10%	13%	11%
Mobile game 3	29%	below 10%	below 10%
Mobile game 4	14%	below 10%	below 10%

4.           Allowance for Doubtful Accounts

The Group closely monitors the collection of its receivables and records allowance for doubtful accounts against aged receivables and for specifically identified non-recoverable amounts. If the economic situation and the financial condition of a customer deteriorate resulting in an impairment of the customer’s ability to make payments, additional allowances might be required.

Receivable balances are written off when they are determined to be uncollectible. The following table sets out movements of the allowance for doubtful accounts for the years ended December 31, 2016, 2017 and 2018:

	Balance at January 1,	Charged to (write- back against) cost and expenses	Write-off of receivable balances and corresponding provisions	Balance at December 31,
	RMB in thousands
2016	—	5,270	(3,470)	1,800
2017	1,800	2,716	—	4,516
2018	4,516	10,904	(1,000)	14,420

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.           Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets:

	December 31, 2017	December 31, 2018
	RMB in thousands
Prepayments for revenue sharing cost *	273,966	462,883
Prepayments for sales tax	35,229	80,487
Prepayments for content cost	37,786	130,619
Prepayments of marketing cost and other operational expenses	13,260	33,198
Prepayments for jointly invested content	41,942	44,951
Staff advances	7,261	10,966
Loans to investees or ongoing investments	32,430	84,075
Deposits	14,880	20,447
Inventories, net	9,981	55,032
Interest income receivable	—	26,812
Prepayments to inventory suppliers	—	12,901
Others	10,530	28,480
Total	477,265	990,851

*App stores retain commissions on each purchase made by the users through the App stores. The Group is also obligated to pay ongoing licensing fees in form of royalties to the third-party game developers. Licensing fees consist of fees that the Group pays to content owners for the use of licensed content, including trademarks and copyrights, in the development of games. Licensing fees are either paid in advance and recorded on the balance sheet as prepayments or accrued as incurred and subsequently paid. Additionally, the Group defers the revenue from licensed mobile games over the estimated average playing period of paying players given that there is an implied obligation to provide on-going services to end-users. The related direct and incremental platform commissions as well as game developers’ licensing fees are deferred and reported in “Prepayments and Other Current Assets” on the consolidated balance sheets.

6.           Short-term Investments

As of December 31, 2017 and 2018, the Group’s short-term investments consisted of investments in money market funds and financial products, which are issued by reputable commercial banks with variable interest rates referenced to the performance of the underlying investments and assets (mainly including cash, time deposits, and corporate debt securities). These investments are recorded at fair value with changes in fair value recorded in the consolidated statements of operations and comprehensive loss.

The following is a summary of short-term investments:

	December 31, 2017	December 31, 2018
	RMB in thousands
Financial products	412,763	858,021
Money market funds	75,628	87,317
Total	488,391	945,338

For the years ended December 31, 2016, 2017 and 2018, the Group recorded investment income related to short-term investments of RMB12.3 million, RMB39.0 million and RMB13.8 million in the consolidated statements of operations and comprehensive loss, respectively.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.           Property and Equipment, Net

The following is a summary of property and equipment, net:

	December 31, 2017	December 31, 2018
	RMB in thousands
Leasehold improvements	21,052	51,186
Furniture, fixtures and office equipment	2,240	3,482
Vehicles	912	1,964
Servers and computers	208,828	481,695
Others	14,556	13,681
Total	247,588	552,008
Less: accumulated depreciation	(61,170)	(157,110)
Net book value	186,418	394,898

Depreciation expenses were RMB18.9 million, RMB38.4 million and RMB99.7 million for the years ended December 31, 2016, 2017 and 2018, respectively.

8.           Intangible Assets, Net

The following is a summary of intangible assets, net:

	As of December 31, 2017
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB in thousands
Licensed copyrights of video content	799,342	(399,503)	399,839
License rights of mobile games	13,877	(13,256)	621
Domain names and others	49,989	(24,157)	25,832
Total	863,208	(436,916)	426,292

	As of December 31, 2018
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB in thousands
Licensed copyrights of video content	1,997,175	(921,565)	1,075,610
License rights of mobile games	18,098	(15,163)	2,935
Domain names and others	412,202	(71,312)	340,890
Total	2,427,475	(1,008,040)	1,419,435

Amortization expenses were RMB142.7 million, RMB260.6 million and RMB542.7 million for the years ended December 31, 2016, 2017 and 2018, respectively. No impairment charge was recognized for any of the periods presented. As of December 31, 2018, the licensed copyrights of video content have weighted-average useful lives of 3.6 years. The intangible assets amortization expense for future years is expected to be as follows:

Intangible assets amortization expense
RMB in thousands
2019	621,079
2020	389,364
2021	156,243
2022	83,953
2023	55,638
Thereafter	113,158
Total expected amortization expense	1,419,435

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.           Goodwill

	December 31, 2017	December 31, 2018
	RMB in thousands
Beginning balance	50,967	50,967
Additions (Note 25)	—	890,521
Ending balance	50,967	941,488

No impairment charge was recognized for the years ended December 31, 2016, 2017 and 2018.

10.    Long-term Investments, Net

As of December 31, 2017, all of the Group’s long-term investments were equity investments in privately held companies. For those investments over which the Group does not have significant influence and without readily determinable fair value, the Group carried the investment at cost and only adjusted for other-than-temporary declines in fair value and distributions of earnings that exceed the Group’s share of earnings since its investment prior to January 1, 2018. On January 1, 2018, the Group adopted ASU 2016-01, Financial Instruments, and started to measure long-term equity investments, other than equity method investments, at fair value through earnings. As of December 31, 2018, the Group’s long-term investments mainly include equity investments in privately held companies and one publicly traded company, and financial products with original maturities greater than one year.

For those investments without readily determinable fair value, the Group elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the equity investments will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The Group did not disclose the fair value of alternative measure method investments if it is not practicable to estimate the fair value of its alternative measure method investments for which a quoted market price is not available due to both excessive cost as well as lack of available information on fair value of such investments. Specifically, many of the investees are start-up companies in China and operate in emerging industries for which the Group has not been able to estimate their fair values. For those equity investments having observable price changes in orderly transactions for the identical or similar investments of the same issuers, the Group would disclose the fair value of the alternative measure method investments. RMB34.2 million of investment income was recognized in “Investment income, net” for the year ended December 31, 2018 as a result of the adoption of ASU 2016-01. As of December 31, 2018, the carring value of equity investments without readily determinable fair value was RMB793.1 million.

Management regularly evaluates the impairment of long-term investments based on performance and financial position of the investee as well as other evidence of market value. The Group recorded impairment charges for long-term investment of RMB46.4 million as “Investment income, net” in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2018, as the Group determined the fair value of these investments was less than their carrying value. Prior to the adoption of ASU 2016-01, impairment charges for long-terms investments recorded by the Group were nil and RMB16.0 million for the years ended December 31, 2016 and 2017, respectively.

For the equity investment in one publicly traded company, the Group carries the investment at fair value at the end of each reporting period. RMB33.4 million of loss in fair value change was recognized in “Investment income, net” for the year ended December 31, 2018, due to the decline of the stock price of the investee. No such gain or loss was recognized for the years ended December 31, 2016 and 2017.

For financial products with original maturities great than one year, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value at the end of each reporting period. Changes in the fair value of these investments are reflected in the consolidated statements of operations and comprehensive loss as “Investment income, net”. RMB2.9 million of loss in fair value change was recognized in “Investment income, net” for the year ended December 31, 2018. No such gain or loss was recognized for the years ended December 31, 2016 and 2017.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.    Taxation

Composition of income tax

The following table presents the composition of income tax expenses for the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,
	2016	2017	2018
	RMB in thousands
Current income tax expense	3,141	8,881	14,909
Withholding income tax expense	—	—	11,079
Deferred income tax expense	—	—	—
Total	3,141	8,881	25,988

a)               Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company, and its intermediate holding companies in the Cayman Islands are not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company or its subsidiaries in the Cayman Islands to their shareholders, no withholding tax will be imposed.

Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. The payments of dividends by these companies to their shareholders are not subject to any withholding tax in Hong Kong.

China

On March 16, 2007, the National People’s Congress of the PRC enacted the Enterprise Income Tax (“EIT”) Law, under which FIEs and domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to entities otherwise classified as “Software Enterprises”, “Key Software Enterprises” and/or “High and New Technology Enterprises” (“HNTEs”). The EIT Law became effective on January 1, 2008.

The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China. Shanghai Hode was qualified as a HNTE in 2017 and Shanghai Bilibili Technology Co., Ltd. was qualified as a HNTE in 2018, respectively. Therefore, they are entitled to a preferential income tax rate at 15% for three years starting from 2017 and 2018, respectively, provided that they continue to qualify as HNTEs during such periods. There was no preferential tax treatment for any other entities of the Group for the years ended December 31, 2017 and 2018. There was no preferential tax treatment for any entities of the Group for the year ended December 31, 2016.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.      Taxation (Continued)

The following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,
	2016	2017	2018
	%	%	%
Statutory income tax rate	25.00	25.00	25.00
Permanent differences	(9.90)	(13.22)	(3.76)
Tax rate difference from statutory rate in other jurisdictions*	(3.16)	(20.07)	(0.92)
Tax effect of preferential tax treatments	—	3.76	(3.15)
Withholding tax	—	—	(2.05)
Change in valuation allowance	(12.29)	(0.55)	(19.94)
Effective income tax rate	(0.35)	(5.08)	(4.82)

* It is primarily due to the tax effect of the Company as a tax-exempt entity incorporated in the Cayman Islands.

As of December 31, 2018, certain entities of the Group had net operating tax loss carry forwards as follows:

RMB in thousands
Loss expiring in 2019	22,182
Loss expiring in 2020	54,598
Loss expiring in 2021	100,163
Loss expiring in 2022	143,374
Loss expiring in 2023	625,608
Total	945,925

b)               Sales tax

The Group’s subsidiaries and VIEs incorporated in China are subject to 6% value added tax (“VAT”) for services rendered and 16% or 17% VAT for goods sold.

c)                Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2017 and 2018:

	December 31, 2017	December 31, 2018
	RMB in thousands
Deferred tax assets:
Deferred revenue, primarily for games	37,981	90,311
Accrued expenses and other payables	24,423	25,984
Advertising expenses in excess of deduction limit	6,378	312
Net operating tax loss carry forwards	88,100	176,439
Others	382	909
Total deferred tax assets	157,264	293,955
Less: valuation allowance	(157,264)	(293,955)
Net deferred tax assets	—	—

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.    Taxation (Continued)

The Group does not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets of certain entities of the Group is more-likely-than-not to be realized. Consequently, the Group has provided full valuation allowances on the related deferred tax assets. The following table sets forth the movement of the aggregate valuation allowances for deferred tax assets for the periods presented:

	Balance at January 1	Re-measurement due to applicable preferential tax rate for HNTE	Addition	Expiration of loss carry forward and impact of disposal of subsidiaries	Balance at December 31
	RMB in thousands
2016	(72,242)	—	(111,637)	788	(183,091)
2017	(183,091)	23,074	(962)	3,715	(157,264)
2018	(157,264)	22,502	(159,690)	497	(293,955)

d)               Withholding income tax on dividends

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company was incorporated, does not have such tax treaty with China. According to the arrangement between mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate that may be lowered to 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits.

To the extent that subsidiaries and VIEs of the Group have undistributed earnings, the Group will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2017 and 2018, the Group did not record any withholding tax on the retained earnings of its subsidiaries and VIEs in the PRC as they were still in accumulated deficit position.

12.    Taxes Payable

The following is a summary of taxes payable as of December 31, 2017 and 2018:

	December 31, 2017	December 31, 2018
	RMB in thousands
Withholding individual income taxes for employees	4,381	7,844
VAT payable	5,385	13,920
EIT payable	5,488	6,913
Withholding income tax payable	—	5,510
Others	9,738	4,318
Total	24,992	38,505

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.    Accrued Liabilities and Other Payables

The following is a summary of accrued liabilities and other payables as of December 31, 2017 and 2018:

	December 31, 2017	December 31, 2018
	RMB in thousands
Consideration payable for acquisitions and investments (Note 25)	6,534	502,279
Accrued marketing expenses	778	71,217
Payable to third-party sellers	—	21,966
Other staff related cost	1,137	18,685
Professional fees	10,334	13,492
Rental fees	11,485	11,821
Payables to producers	12,949	9,357
Deposits	3,000	3,398
Others	3,101	18,227
Total	49,318	670,442

14.    Deferred Revenue

Deferred revenue relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance from game players in mobile games, from customers in advertising services, live broadcasting services and other VAS, and e-commerce platforms. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the deferred revenue balance at the beginning of the year was RMB571.4 million for the year ended December 31, 2018.

15.    Ordinary Shares

Since the inception, the Company issued Pre-IPO Class A, Pre-IPO Class B, Pre-IPO Class C, and Pre-IPO Class D Ordinary Shares. Holders of Pre-IPO Class B, Pre-IPO Class C and Pre-IPO Class D Ordinary Shares have rights to convert their shares into Pre-IPO Class A Ordinary Shares on 1:1 ratio at any time after the date of issuance.

Voting Right

According to the revised memorandum of association of the Company dated April 1, 2017, all the Pre-IPO ordinary shares held by the founders shall have the right to ten votes for each outstanding Pre-IPO ordinary share held. Each of the Pre-IPO ordinary shares held by a person other than the founders and all Pre-IPO preferred shareholders shall have the right to one vote for each outstanding Pre-IPO ordinary hare or Pre-IPO Preferred Share they held (on an as-converted basis).

Immediately prior to the completion of the IPO, the Company adopted a dual-class share structure, consisting of Class Y Ordinary Shares and Class Z Ordinary Shares, par value US$0.0001 per share. As set forth in the Sixth Amended and Restated Memorandum and Articles of Association of the Company effective immediately prior to the completion of the IPO, holders of Class Y Ordinary Shares and Class Z Ordinary Shares have the same rights except that the holders of Class Z Ordinary Shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class Y Ordinary Shares are entitled to ten votes per share. Each Class Y Ordinary Share is convertible into one Class Z Ordinary Share at any time by the holder thereof. Class Z Ordinary Shares are not convertible into Class Y Ordinary Shares under any circumstances. The Group concluded that the adoption of dual-class share structure did not have a material impact on its consolidated financial statements.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.    Ordinary Shares (Continued)

Dividend

No dividends or other distributions shall be made or declared, with respect to the Pre-IPO Class A Ordinary Shares and Pre-IPO Class B Ordinary Shares, unless and until dividends in like amount have been paid in full on the Pre-IPO Preferred Shares, the Pre-IPO Class C Ordinary Shares and Pre-IPO Class D Ordinary Shares (on an as-converted basis); and no dividends or other distributions shall be made or declared, with respect to the Pre-IPO Class A Ordinary Shares, unless and until dividends in like amount have been paid in full on the Pre-IPO Class B Ordinary Shares (on an as-converted basis).

Liquidation

In the event of liquidation,

(a)           The holders of Pre-IPO Series D2, Pre-IPO Series D1 Preferred Shares are entitled to receive an amount equal to their respective purchase price plus all declared but unpaid dividends, in preference to any distribution to any ordinary shareholders and any other preferred shareholders of the Company;

(b)           After the full payment to the holders of Pre-IPO Series D2, Pre-IPO Series D1 Preferred Shares, the holders of Pre-IPO Series C2, Pre-IPO Series C1 and Pre-IPO Series C Preferred Shares are entitled to receive an amount equal to their respective purchase price plus all declared but unpaid dividends, in preference to any distribution to any ordinary shareholders and Pre-IPO Series B, Pre-IPO Series A+ and Pre-IPO Series A preferred shareholders of the Company;

(c)            After the full payment to the holders of Pre-IPO Series C2, Pre-IPO Series C1 and Pre-IPO Series C Preferred Shares, the holders of Pre-IPO Series B and Pre-IPO Series A+ Preferred Shares and the holders of Pre-IPO Class D Ordinary Shares are entitled to receive an amount equal to their respective purchase price plus all declared but unpaid dividends, and the holders of Pre-IPO Series A Preferred Shares and the holders of Pre-IPO Class C Ordinary Shares are entitled to receive an amount equal to 150% of their respective purchase price plus 8% annual compound return and all declared but unpaid dividends, in preference to any distribution to the holders of  Pre-IPO Class B and Pre-IPO Class A Ordinary Shares of the Company;

(d)           After the full payment to the holders of Pre-IPO Series B, Pre-IPO Series A+ and Pre-IPO Series A Preferred Shares and the holders of Pre-IPO Class D and Pre-IPO Class C Ordinary Shares, the holders of Pre-IPO Class B Ordinary Shares are entitled to receive an amount equal to 150% of purchase price plus 8% annual compound return and all declared but unpaid dividend;

(e)            After the full payment to the holders of Pre-IPO Class B Ordinary Shares, the remaining assets of the Company available for distribution to shareholders shall be distributed ratably among the holders of ordinary shares and preferred shares based on the number of Pre-IPO Class A Ordinary Shares held by them on an as-converted basis.

Conversion right

Each of Pre-IPO Class B, Pre-IPO Class C and Pre-IPO Class D Ordinary Shares shall automatically be converted into Pre-IPO Class A Ordinary Shares (i) upon the approval of the ordinary majority or (ii) upon the closing of a qualified IPO.

Other permanent equities

The Pre-IPO Class B, Pre-IPO Class C and Pre-IPO Class D Ordinary Shares are preferred shares in nature as they have liquidation preference compared to Pre-IPO Class A Ordinary Shares. The Group classified Pre-IPO Class B Ordinary Shares as permanent equity as they are not redeemable. Pre-IPO Class C and Pre-IPO Class D Ordinary Shares are redeemable upon certain liquidation events, including a change in control, which is deemed to be a liquidation event. However, as stipulated in the article of association of the Company, change in control will trigger the legal liquidation and termination of the Company, unless both majority of preferred shareholders and majority of ordinary shareholders otherwise agree on the exemption. Therefore, upon occurrence of the change in control, the Company will be liquidated and terminated, all the holders of equity shares of the Company are entitled to redeem, and form of consideration (cash or share) should be the same.

Accordingly, such liquidation feature meets the exception in ASC 480-10-S99-3A(f) and therefore Pre-IPO Class C and Pre-IPO Class D Ordinary Shares were classified as permanent equity in the consolidated balance sheets.

In April 2018, the Company completed its IPO on the NASDAQ Global Select Market. In the offering, 42,000,000 ADSs, representing 42,000,000 Class Z Ordinary Shares, were issued and sold to the public at a price of US$11.50 per ADS. The net proceeds to the Company from the IPO, after deducting commissions and offering expenses, were approximately $443.3 million (RMB2,781.8 million).

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.    Ordinary Shares (Continued)

Upon the completion of the IPO, the Company completed the redesignation on a one-for-one basis of: (i)  60,027,926 shares of Pre-IPO Class A Ordinary Shares, 13,600,000 shares of Pre-IPO Class B Ordinary Shares, 8,500,000 shares of Pre-IPO Class C Ordinary Shares, and 2,132,353 shares of Pre-IPO Class D Ordinary Shares into Class Y Ordinary Shares; and 9,309,000 shares of Pre-IPO Class A Ordinary Shares into Class Z Ordinary Shares; (ii) 1,104,535 shares of Pre-IPO Series C1 Preferred Shares into Class Y Ordinary Shares, 7,078,502 shares of Pre-IPO Series A Preferred Shares, 14,643,281 shares of Pre-IPO Series A+ Preferred Shares, 22,794,876 shares of Pre-IPO Series B Preferred Shares, 27,996,184 shares of Pre-IPO Series C Preferred Shares, 41,480,769 shares of Pre-IPO Series C1 Preferred Shares, 954,605 shares of Pre-IPO Series C2 Preferred Shares, 13,101,189 shares of Pre-IPO Series D1 Preferred Shares and 13,759,564 shares of Pre-IPO Series D2 Preferred Shares into Class Z Ordinary Shares.

In October 2018, 25,063,451 ADSs, representing 25,063,451 Class Z Ordinary Shares, were newly issued and sold to Tencent. The net proceeds to the Company from the offering, after deducting offering expenses, were approximately US$317.2 million (RMB2,170.8 million).

16.    Pre-IPO Preferred Shares

The Pre-IPO Series A, A+, B, C, C1/C2 and D1/D2 Preferred Shares are collectively referred to as the “Pre-IPO Preferred Shares”.

The key terms of the Pre-IPO Preferred Shares are as follows:

Conversion right

The Pre-IPO Preferred Shares are convertible, at the option of the holders, into the Company’s ordinary shares at an initial conversion ratio of 1:1 at any time after the original issuance date. In the event that the Company issues additional ordinary shares at a price lower than the then-applicable conversion price for the Pre-IPO Preferred Shares, the conversion price of the Pre-IPO Preferred Shares shall be adjusted. The conversion prices are also subject to adjustments upon certain dilution events. In addition, the Pre-IPO Preferred Shares are automatically convertible into such number of ordinary shares of the Company as shall be determined by reference to the then effective and applicable conversion ratio upon the earlier of (i) the closing of a qualified IPO as defined in the Fifth Memorandum and Articles of Association, or (ii) the date specified by written consent or agreement of holders of a majority of the outstanding Pre-IPO Preferred Shares, each voting as a separate class.

Redemption right

Prior to the issuance of Pre-IPO Series B Preferred Shares, the Pre-IPO Series A Preferred Shares were redeemable only upon a liquidation event or deemed liquidation events, as defined in the Fifth Memorandum and Articles of Association. The redemption price shall be the one hundred and fifty percent (150%) of the issue price of Pre-IPO Series A Preferred Shares and all declared but unpaid dividend. The redemption price of Pre-IPO Series A+ Preferred Shares shall be the issue price of Pre-IPO Series A+ Preferred Shares plus a seven percent (7%) annualized interest and all declared but unpaid dividends for Pre-IPO Series A+ Preferred Shares.

Upon the issuance of Pre-IPO Series B Preferred Shares, Pre-IPO Series A+ and Pre-IPO Series A Preferred Shares were modified to be redeemable, at the holder’s discretion, at any time (i) after the five (5) year anniversary of the date on which Pre-IPO Series B Preferred Shares were issued, and (ii) there is a material breach by any group company or any Founding Shareholder. The redemption price shall be (i) the respective issue price per share plus a seven percent (7%) annualized interest and all declared but unpaid dividends for Pre-IPO Series B and Pre-IPO Series A+ Preferred Shares, and (ii) one hundred and fifty percent (150%) of the issue price per share and all declared but unpaid dividends for Pre-IPO Series A Preferred Shares.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.    Pre-IPO Preferred Shares (Continued)

Upon the issuance of Pre-IPO Series C Preferred Shares, Pre-IPO Series B, Pre-IPO Series A+ and Pre-IPO Series A Preferred Shares were modified to be redeemable, at the holder’s discretion, at any time (i) after the five (5) year anniversary of the date on which Pre-IPO Series C Preferred Shares were issued, and (ii) there is a material breach by any group company or any Founding Shareholder. The redemption price shall be (i) the respective issue price per share plus a seven percent (7%) annualized interest and all declared but unpaid dividends for Pre-IPO Series C, Pre-IPO Series B and Pre-IPO Series A+ Preferred Shares, and (ii) one hundred and fifty percent (150%) of the issue price per share and all declared but unpaid dividends for Pre-IPO Series A Preferred Shares.

Upon the issuance of Pre-IPO Series C1 and Pre-IPO Series C2 Preferred Shares, Pre-IPO Series C, Pre-IPO Series B, Pre-IPO Series A+ and Pre-IPO Series A Preferred Shares were modified to be redeemable, at the holder’s discretion, at any time (i) after the five (5) year anniversary of the date on which  Pre-IPO Series C1 and Pre-IPO Series C2 Preferred Shares were issued, and (ii) there is a material breach by any group company or any Founding Shareholder. The redemption price shall be (i) the respective issue price per share plus a seven percent (7%) annualized interest and all declared but unpaid dividends for Pre-IPO Series C2, Pre-IPO Series C1, Pre-IPO Series C, Pre-IPO Series B and Pre-IPO Series A+ Preferred Shares, and (ii) one hundred and fifty percent (150%) of the issue price per share and all declared but unpaid dividends for Pre-IPO Series A Preferred Shares.

Upon the issuance of  Pre-IPO Series D1 and Pre-IPO Series D2 Preferred Shares, Pre-IPO Series C1, Pre-IPO Series C2, Pre-IPO Series C, Pre-IPO Series B, Pre-IPO Series A+ and Pre-IPO Series A Preferred Shares were modified to be redeemable, at the holder’s discretion, at any time (i) after the five (5) year anniversary of the date on which  Pre-IPO Series D1 and Pre-IPO Series D2 Preferred Shares were issued, and (ii) there is a material breach by any group company or any Founding Shareholder. The redemption price shall be (i) the respective issue price per share plus a seven percent (7%) annualized interest and all declared but unpaid dividends for  Pre-IPO Series D2, Pre-IPO Series D1, Pre-IPO Series C2, Pre-IPO Series C1, Pre-IPO Series C, Pre-IPO Series B and Pre-IPO Series A+ Preferred Shares, and (ii) one hundred and fifty percent (150%) of the issue price per share and all declared but unpaid dividends for  Pre-IPO Series A Preferred Shares.

Deemed dividends to shareholders of Pre-IPO Preferred Shares

Concurrent with the issuance of Pre-IPO Series D1/D2 Preferred Shares in May 2017, the Company redesignated 11,301,189 Pre-IPO Series C Preferred Shares hold by Pre-IPO Series C Preferred Shares investors (“old investors”), into Pre-IPO Series D1 Preferred Shares, which was then sold to new investors, at the price of US$70.0 million (RMB480.4 million). The Company did not receive any proceeds from this transaction. The difference between the purchase price paid by the new investors to the old investors, and the carrying value of the 11,301,189 Pre-IPO Series C Preferred Shares, of RMB129.2 million, is accounted for as deemed dividend to the holders of old investors which were recorded against additional paid-in capital.

Upon the completion of the Company’s IPO, all of the issued and outstanding Pre-IPO Preferred Shares were redesignated into Class Y Ordinary Shares and Class Z Ordinary Shares, respectively. See Note 15 for additional information.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Pre-IPO Preferred Shares (Continued)

The Group’s Pre-IPO Preferred Shares activities for the year ended December 31, 2016 are summarized below:

	Pre-IPO Series A Preferred Shares		Pre-IPO Series A+ Preferred Shares		Pre-IPO Series B Preferred Shares		Pre-IPO Series C Preferred Shares		Pre-IPO Series C1 Preferred Shares		Pre-IPO Series C2 Preferred Shares		Pre-IPO Series D1 Preferred Shares		Pre-IPO Series D2 Preferred Shares		Total Mezzanine Equity
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
	RMB in thousands, except for share data
Balance as of December 31, 2015	10,264,246	22,511	15,514,706	78,860	22,794,876	282,188	39,297,373	1,010,918	—	—	—	—	—	—	—	—	87,871,201	1,394,477
Issuance of Pre-IPO Preferred Shares	—	—	—	—	—	—	—	—	41,480,769	1,251,315	954,605	32,821	—	—	—	—	42,435,374	1,284,136
Repurchase of Pre-IPO Preferred Shares	(3,185,744)	(7,939)	(871,425)	(4,903)	—	—	—	—	—	—	—	—	—	—	—	—	(4,057,169)	(12,842)
Share-based compensation in connection with re-designation of Pre-IPO Ordinary Shares to Pre-IPO Preferred Shares	—	—	—	—	—	—	—	—	1,104,535	33,909	—	—	—	—	—	—	1,104,535	33,909
Accretion to Pre-IPO Preferred Shares redemption value	—	1,068	—	5,392	—	20,069	—	74,236	—	59,672	—	1,496	—	—	—	—	—	161,933
Balance as of December 31, 2016	7,078,502	15,640	14,643,281	79,349	22,794,876	302,257	39,297,373	1,085,154	42,585,304	1,344,896	954,605	34,317	—	—	—	—	127,353,941	2,861,613

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Pre-IPO Preferred Shares (Continued)

The Group’s Pre-IPO Preferred Shares activities for the year ended December 31, 2017 are summarized below:

	Pre-IPO Series A Preferred Shares		Pre-IPO Series A+ Preferred Shares		Pre-IPO Series B Preferred Shares		Pre-IPO Series C Preferred Shares		Pre-IPO Series C1 Preferred Shares		Pre-IPO Series C2 Preferred Shares		Pre-IPO Series D1 Preferred Shares		Pre-IPO Series D2 Preferred Shares		Total Mezzanine Equity
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
	RMB in thousands, except for share data
Balance as of December 31, 2016	7,078,502	15,640	14,643,281	79,349	22,794,876	302,257	39,297,373	1,085,154	42,585,304	1,344,896	954,605	34,317	—	—	—	—	127,353,941	2,861,613
Issuance of Pre-IPO Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—	1,154,643	49,086	13,759,564	689,069	14,914,207	738,155
Redesignation of Pre-IPO Series C Preferred Shares to Pre-IPO Series D1 Preferred Shares	—	—	—	—	—	—	(11,301,189)	(351,928)	—	—	—	—	11,301,189	481,172	—	—	—	129,244
Share based compensation in connection with redesignation of Pre-IPO Ordinary Shares to Pre-IPO Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—	—	10,474	—	—	—	10,474
Redesignation of Pre-IPO Ordinary Shares to Pre-IPO Series D1 Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—	645,357	17,003	—	—	645,357	17,003
Accretion to Pre-IPO Preferred Shares redemption value	—	985	—	6,332	—	23,302	—	64,129	—	97,455	—	2,446	—	28,650	—	35,255	—	258,554
Balance as of December 31, 2017	7,078,502	16,625	14,643,281	85,681	22,794,876	325,559	27,996,184	797,355	42,585,304	1,442,351	954,605	36,763	13,101,189	586,385	13,759,564	724,324	142,913,505	4,015,043

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Pre-IPO Preferred Shares (Continued)

The Group’s Pre-IPO Preferred Shares activities for the year ended December 31, 2018 are summarized below:

	Pre-IPO Series A Preferred Shares		Pre-IPO Series A+ Preferred Shares		Pre-IPO Series B Preferred Shares		Pre-IPO Series C Preferred Shares		Pre-IPO Series C1 Preferred Shares		Pre-IPO Series C2 Preferred Shares		Pre-IPO Series D1 Preferred Shares		Pre-IPO Series D2 Preferred Shares		Total Mezzanine Equity
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
		RMB		RMB		RMB		RMB		RMB		RMB		RMB		RMB		RMB
Balance as of December 31, 2017	7,078,502	16,625	14,643,281	85,681	22,794,876	325,559	27,996,184	797,355	42,585,304	1,442,351	954,605	36,763	13,101,189	586,385	13,759,564	724,324	142,913,505	4,015,043
Accretion to Pre-IPO Preferred Shares redemption value	—	242	—	1,448	—	5,328	—	13,633	—	23,024	—	578	—	9,124	—	11,228	—	64,605
Redesignation of Pre-IPO Preferred Shares into Class Y Ordinary Shares	—	—	—	—	—	—	—	—	(1,104,535)	(38,007)	—	—	—	—	—	—	(1,104,535)	(38,007)
Redesignation of Pre-IPO Preferred Shares into Class Z Ordinary Shares	(7,078,502)	(16,867)	(14,643,281)	(87,129)	(22,794,876)	(330,887)	(27,996,184)	(810,988)	(41,480,769)	(1,427,368)	(954,605)	(37,341)	(13,101,189)	(595,509)	(13,759,564)	(735,552)	(141,808,970)	(4,041,641)
Balance as of December 31, 2018	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.   Employee Benefits

The Company’s subsidiaries and VIEs incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries and VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution. The following table presents the Group’s employee welfare benefits expenses for the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,
	2016	2017	2018
	RMB in thousands
Contributions to medical and pension schemes	44,313	91,302	158,113
Other employee benefits	10,674	14,595	23,958
Total	54,987	105,987	182,071

18.   Share-based Compensation

1)                Share options

(a)            Description of share option plans

In July 2014, the Group adopted its Global Share Incentive Plan (the “2014 Plan”), which permits the grant of options, restricted shares and restricted share units of the Company to relevant directors, officers, other employees and consultants of the Group. The maximum aggregate number of Class Z Ordinary Shares, which may be issued pursuant to all awards under the 2014 Plan, is 19,880,315 shares.

In February 2018, the Group adopted its 2018 Share Incentive Plan (the “2018 Plan”) to provide additional incentives to employees, directors and consultants and promote the success of its business. The maximum aggregate number of Class Z Ordinary Shares, which may be issued pursuant to all awards under the 2018 Plan, is 6,962,069 shares.

Option awards are granted with an exercise price determined by the Board of Directors. Those option awards generally vest over a period of two to four years and expire in six years.

As of December 31, 2018, total unrecognized compensation expenses related to unvested awards granted under the 2014 Plan and the 2018 Plan, adjusted for estimated forfeitures, was RMB346.8 million, which is expected to be recognized over a weighted-average period of 3.0 years and may be adjusted for future changes in estimated forfeitures.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Share-based Compensation (Continued)

(b)            Valuation assumptions

The Group uses binomial option pricing model to determine the fair value of share options with the assistance of an independent third party valuation firm. The estimated fair value of each share option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the Year Ended December 31,
	2016	2017	2018
Expected volatility	45.8% - 48.6%	42.5%-45.8%	47.8%-48.4%
Weighted average volatility	46.8%	43.3%	48.3%
Expected dividends	—	—	—
Risk-free rate	1.0% - 1.7%	1.5% - 2.3%	2.6%-2.8%
Contractual term (in years)	6	6	6

The expected volatility at each grant date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the share options. The weighted average volatility is the expected volatility at the grant date weighted by the number of the share options. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Contractual term is the remaining contract life of the share options. The Group estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in US$ at the share option grant date.

(c)             Share options activities

The following table presents a summary of the Group’s share options activities for the years ended December 31, 2016, 2017 and 2018:

	Employees	Senior Management	Consultants	Total	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)	(In thousands)	(In thousands)	(In thousands)	US$	(In years)	(RMB in thousands)
Outstanding at January 1, 2016	2,160	3,400	—	5,560	0.0001	5.31	69,925
Granted	3,014	3,880	—	6,894	0.0001	—	—
Exercised	—	—	—	—	0.0001	—	—
Forfeited	(182)	(700)	—	(882)	0.0001	—	—
Outstanding at December 31, 2016	4,992	6,580	—	11,572	0.0001	5.02	224,620
Outstanding at January 1, 2017	4,992	6,580	—	11,572	0.0001	5.02	224,620
Granted	3,419	5,115	700	9,234	0.0001	—	—
Exercised	—	—	—	—	0.0001	—	—
Forfeited	(287)	(1,100)	—	(1,387)	0.0001	—	—
Outstanding at December 31, 2017	8,124	10,595	700	19,419	0.0001	4.80	880,197
Outstanding at January 1, 2018	8,124	10,595	700	19,419	0.0001	4.80	880,197
Granted	2,587	620	—	3,207	0.0001	—	—
Exercised	(2,387)	(5,543)	(212)	(8,142)	0.0001	—	—
Forfeited	(683)	(1,437)	(50)	(2,170)	0.0001	—	—
Outstanding at December 31, 2018	7,641	4,235	438	12,314	0.0001	4.46	1,233,028

Exercisable as of December 31, 2016	518	2,800	—	3,318	0.0001	4.87	64,409
Exercisable as of December 31, 2017	1,701	3,570	—	5,271	0.0001	3.91	238,928
Exercisable as of December 31, 2018	818	—	63	881	0.0001	3.38	88,187

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Share-based Compensation (Continued)

The weighted average grant date fair value of share options granted for the years ended December 31, 2016, 2017 and 2018 was RMB17.6 (US$2.5), RMB35.1 (US$5.3) and RMB76.2 (US$11.7) per share, respectively.

It is the Group’s policy to issue new shares upon exercise of share options. The aggregate number of Class Z Ordinary Shares available for future grant under the 2014 Plan and the 2018 Plan was 6,386,875 as of December 31, 2018.

2)                Share awards to founders

The Group entered into the following equity transactions with its founders during the years ended December 31, 2016, 2017 and 2018, which involved share based compensation arrangements, therefore related share based compensation expenses were recorded:

(a)            Redesignation of ordinary shares that were previously issued into new preferred shares and repurchase of ordinary shares

In May 2016, the Company redesignated 1,104,535 Pre-IPO Class A Ordinary Shares held by three founders into Pre-IPO Series C1 Preferred Shares, and then transferred such 1,104,535 Pre-IPO Series C1 Preferred Shares to another founder, who is employee of the Company, at par value. The Company did not receive any proceeds from this transaction.

The Group considers that such redesignation, in substance, is the same as a repurchase and cancellation of the Pre-IPO Ordinary Shares and simultaneously a separate issuance of the Pre-IPO Preferred Shares. Therefore the Group recorded 1) difference between the fair value and the par values of the Pre-IPO Ordinary Shares as contribution; and 2) difference between the fair value of the Pre-IPO Preferred Shares and the par value of the Pre-IPO Ordinary Shares, amounted to RMB33.9 million, as share based compensation expenses in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2016.

Additionally, in May 2017, the Company redesignated 645,357 Pre-IPO Class A Ordinary Shares held by a founder into Pre-IPO Series D1 Preferred Shares, which was transferred to Pre-IPO Series D1 Preferred Shares to new investors. The Group considers that such redesignation, in substance, is the same as a repurchase and cancellation of the Pre-IPO Ordinary Shares and simultaneously a separate issuance of the Pre-IPO Preferred Shares. Therefore the Group recorded 1) difference between the fair value and the par values of the Pre-IPO Ordinary Shares, amounted to RMB17.0 million in additional paid-in capital; and 2) difference between the fair value of the Pre-IPO Preferred Shares and the fair value of the Pre-IPO Ordinary Shares, amounted to RMB10.5 million, as share based compensation expenses in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2017.

Concurrent with the issuance of Pre-IPO Series D1/D2 Preferred Shares in May 2017, the Company repurchased 1,154,643 Pre-IPO Class A Ordinary Shares held by the founders, at the price of US$7.2 million (RMB49.1 million). The Group accounted for such transactions as a retirement of treasury stocks, whereby 1) difference between the fair value and the par value of the Pre-IPO Ordinary Shares, amounted to RMB30.4 million, was allocated to additional paid-in capital; and 2) difference between the repurchase price and the fair value of the Pre-IPO Ordinary Shares, amounted to RMB18.7 million, was recorded as share based compensation expenses in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2017.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Share-based Compensation (Continued)

(b)            Ordinary shares issued to the founders for free

In May and December 2016, the Company issued 2,000,000 and 12,796,395 Pre-IPO Class A Ordinary Shares to certain founders, who are employees of the Group, for free. Share based compensation expenses of RMB283.8 million were recorded in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2016.

(c)             Ordinary shares and preferred shares purchased by a founder

In December 2017, Mr. Rui Chen purchased 1,520,000 Pre-IPO Class A Ordinary Shares from Mr. Xu Yi, at a price higher than the fair value of the Pre-IPO Class A Ordinary Shares. Mr. Rui Chen purchased 843,488 Pre-IPO Series C1 Preferred Shares from other two shareholders, at a price lower than the fair value of the Pre-IPO Series C1 Preferred Shares. The difference between purchase price of these shares and their respective fair value, amounted to RMB3.2 million and RMB3.7 million, respectively, was recognized as share based compensation expenses in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2017.

19.   Net Loss Per Share

For the years ended December 31, 2016, 2017 and 2018, the Company had potential ordinary shares, including share options granted, Pre-IPO Preferred Shares and other permanent equities. As the Group incurred losses for the years ended December 31, 2016, 2017 and 2018, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share. Considering that the holders of Pre-IPO Preferred Shares and other permanent equities have no contractual obligations to participate in the Group’s losses, any losses from the Group should not be allocated to them.

For the year ended December 31, 2016, the numbers of share options, Pre-IPO Preferred Shares and other permanent equities that were anti-dilutive and excluded from the calculation of diluted net loss per share were 12,572,109 shares, 127,353,941 shares and 24,232,353 shares, respectively.

For the year ended December 31, 2017, the numbers of share options, Pre-IPO Preferred Shares and other permanent equities that were anti-dilutive and excluded from the calculation of diluted net loss per share were 20,419,209 shares, 142,913,505 shares and 24,232,353 shares, respectively.

Upon the completion of the Company’s IPO in April 2018, all of the outstanding Pre-IPO Preferred Shares and other permanent equities were converted into 25,336,888 shares of Class Y Ordinary Shares and 141,808,970 of Class Z Ordinary Shares. The number of share options, which was anti-dilutive and excluded from the computation of diluted net loss per share for the year ended December 31, 2018, was 15,594,490 shares.

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,
	2016	2017	2018
	RMB in thousands, except share and per share data
Numerator:
Net loss	(911,496)	(183,750)	(565,021)
Accretions to Pre-IPO Preferred Shares redemption value	(161,933)	(258,554)	(64,605)
Deemed dividend in connection with repurchase of Pre-IPO Preferred Shares	(113,151)	(129,244)	—
Net loss attributable to noncontrolling interests	1,430	—	13,301
Net loss attributable to Bilibili Inc.’s shareholders for basic/dilutive net loss per share calculation	(1,185,150)	(571,548)	(616,325)
Denominator:
Weighted average number of ordinary shares outstanding, basic	58,038,570	69,938,570	233,047,703
Weighted average number of ordinary shares outstanding, diluted	58,038,570	69,938,570	233,047,703
Net loss per share, basic	(20.42)	(8.17)	(2.64)
Net loss per share, diluted	(20.42)	(8.17)	(2.64)

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.   Commitments and Contingencies

(a)            Commitments

The Group leases office space and staff quarters under non-cancelable operating lease agreements, which expire at various dates through December 2024. As of December 31, 2018, future minimum lease under non-cancelable operating lease agreements and other commitments related to purchases of platform content and services were as follows:

	Operating Lease Commitments	Advertising Fee Commitments	Total
	RMB in thousands
2019	65,400	7,000	72,400
2020	72,230	—	72,230
2021	73,054	—	73,054
2022	69,681	—	69,681
Beyond 2022	19,544	—	19,544

For the years ended December 31, 2016, 2017 and 2018, the Group incurred rental expenses in the amounts of approximately RMB24.4 million, RMB55.0 million and RMB55.8 million, respectively.

(b)            Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows.

However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2017 and 2018.

21.    Related Party Transactions and Balances

In 2017, the Group has completed the distribution of its offline performance activities related business (the “Offline Business”) to existing shareholders of the Company (See Note 26) (the “Distribution”).

The Group entered into the following significant related party transactions for the periods presented:

	For the Year Ended December 31,
	2016	2017	2018
	RMB in thousands
Purchases of goods and services from Offline Business	—	3,741	162,992
Transfer of long-term investments to Offline Business	—	12,750	3,250

The Group had the following significant related party balances as of December 31, 2017 and 2018 respectively:

	December 31, 2017	December 31, 2018
	RMB in thousands
Amount due from related parties
Due from shareholders	22,800	—
Due from Offline Business	6,860	—
Total	29,660	—
Amount due to related parties
Due to Offline Business	(5,724)	(50,331)
Total	(5,724)	(50,331)

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.    Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is Mr. Rui Chen, the Chairman of the Board of Directors and CEO.

The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, homogeneity of products and technology. The Group’s operating segments are based on such organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment.

Substantially the majority of the Group’s revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Group’s long-lived assets are substantially all located in and derived from China, and the amount of long-lived assets attributable to any individual other country is not material. Therefore, no geographical segments are presented.

23.    Fair Value Measurement

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. The Group measures investments in money market funds, financial products and equity investment in one publicly traded company at fair value.

Money market funds and equity investment in publicly traded companies. The Group values its money market funds investments and equity investment in one publicly traded company using observable inputs that reflect quoted prices for securities with identical characteristics, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.

Financial products. The Group values its financial products investments held in certain banks or financial institutions using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

Accounts receivable and prepayments and other current assets are financial assets with carrying values that approximate fair value due to their short term nature. Accounts payable and accrued liabilities and other payables are financial liabilities with carrying values that approximate fair value due to their short term nature.

Starting on January 1, 2018, equity investments without readily determinable fair values that are measured at cost adjusted for observable changes in price or impairments are generally not categorized in the fair value hierarchy. However, if equity investments without readily determinable fair values were remeasured during the year ended December 31, 2018, they were classified within Level 2 in the fair value hierarchy because the Group estimated the value of the instruments using identical or similar identifiable transaction prices at the transaction dates. If equity investments without readily determinable fair value were written down during the year ended December 31, 2018, they were classified within Level 3 in the fair value hierarchy because the Group estimated the fair value of the instruments using significant unobservable inputs.

24.    Restricted Net Assets

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under the PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their abilities to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB1.8 billion, or 24% of the Company’s total consolidated net assets, as of December 31, 2018. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.    Acquisitions

Transaction with Zenith Group Holdings Co., Limited (“Zenith”)

In September 2018, the Group entered into an agreement to increase its shareholding to acquire the majority equity interests in Zenith, the owner of a series of famous virtual singers, such as Luo Tianyi. Prior to this transaction, the Group owned 7.4% of equity interest in Zenith, which was accounted for as long-term investments using alternative measure method. The total consideration was RMB296.8 million in cash. Following the completion of this transaction in September 2018, the Group held approximately 71.9% of equity interests in Zenith and Zenith became a consolidated subsidiary of the Group. As of December 31, 2018, the amount of unpaid cash consideration of this transaction was RMB121.7 million.

The Group made estimates and judgments in determining the fair value of the assets acquired and liabilities assumed with the assistance from an independent valuation firm. The purchase price allocation as the date of the acquisition is as follows:

	Amount	Amortization Period
	RMB in thousands
Net assets acquired	30,252
Intangible assets
—Tradename	54,974	8 years
—Non-compete clause	2,230	3 years
Noncontrolling interests	(121,154)
Goodwill	360,039
Total	326,341

Total purchase price comprised of:

Amount
RMB in thousands
Cash consideration	296,796
Fair value of previously held equity interests	29,545
Total	326,341

A gain of RMB5.8 million in relation to the revaluation of the previously held equity interests in Zenith was recorded in “Investment income, net” in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2018. The fair value of the previously held equity interests was estimated based on the purchase price per share as of the acquisition date.

Goodwill arising from this acquisition was attributable to the synergies between virtual idols and the Group’s multiple business streams, including live-broadcasting, advertising, games, virtual idol related derivative products and offline performance events. The goodwill recognized was not expected to be deductible for income tax purpose.

Other acquisitions

For the years end December 31, 2016, 2017 and 2018, the Group completed several other acquisitions, to complement its existing businesses and achieve synergies. The acquired entities individually and in aggregate were in significant. The Group’s other acquisitions are summarized in the following table:

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.    Acquisitions (Continued)

	For the Year Ended December 31,
	2016	2017	2018	Amortization
	RMB in thousands			Period
Net (liabilities) assumed/assets acquired	(3,596)	—	62,800
Intangible assets
—Tradename	4,921	—	104,000	5 to 10 years
—User base	—	—	21,500	3 years
—Copyrights	—	—	23,500	9 months to 3 years
—Technology	—	—	9,000	6 to 8 months
—Others	6,710	—	—	1 to 2 years
Noncontrolling interests	—	—	(107,505)
Goodwill	50,967	—	530,482
Total	59,002	—	643,777

Total purchase price comprised of:

Cash consideration	40,801	—	391,071
Fair value of previously held equity interests	—	—	252,706
Fair value of the share options granted	18,201	—	—
Total	59,002	—	643,777

In relation to the revaluation of previously held equity interests, the Group recognized a gain of nil, nil and RMB138.6 million in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2016, 2017 and 2018, respectively, for the other acquisitions that constitute business combinations. As of December 31, 2018, the amount of unpaid cash consideration for other acquisitions was RMB351.5 million.

Pro forma results of operations for all the acquisitions have not been presented because they were not material to the consolidated statements of operations and comprehensive loss for the years ended December 31, 2016, 2017 and 2018, either individually or in aggregate.

26.    Spin-off Transactions

In September and October 2017, the Group distributed 100% of its interests in its offline performance activities related business operated by certain PRC entities to its ultimate stockholders, which is accounted for as spin-off transactions. Upon the Distribution, the PRC entities operating the offline performance activities related business were deconsolidated from the Group’s consolidated financial statements. The net liabilities of the deconsolidated entities of RMB30.0 million was recorded as additional paid-in capital. The Distribution was recorded based on the carrying value of the related entities. No gain or loss was recorded by the Group.

27.    Subsequent Events

The Group has performed an evaluation of subsequent events through the date of this report, which is the date the consolidated financial statements were issued, with no material events or transactions needing recognition or disclosure found.