Form 20-F/A
period 2018-12-31
Bilibili Inc.
filed 2019-04-12
CIK 1723690

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Xin Fan, Chief Financial Officer Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District Shanghai, 200433 People’s Republic of China Phone: +86 21 25099255 Email: sam@bilibili.com
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

☒ Yes   ☐ No

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

☐ Yes   ☐ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Bilibili Inc. (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, originally filed with the U.S. Securities Exchange Commission on March 29, 2019 (the “Original Filing”). The Company is filing this Amendment solely to furnish the Interactive Data File discloser as Exhibit 101 in accordance with Rule 405 of Regulation S-T, which was not included in the Original Filing. Exhibit 101 includes information in eXtensible Business Reporting Language (XBRL).

This Amendment consists solely of the cover page and this explanatory note. Except as described above, this Amendment does not amend any information set forth in the Original Filing or reflect any events that occurred subsequent to the filing of the Original Filing on March 29, 2019. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the U.S. Securities Exchange Commission subsequent to the Original Filing.

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

4.16†	Share Purchase and Investor Rights Agreement entered between Bilibili Inc. and Tencent Mobility Limited dated as of October 3, 2018
8.1†	Significant subsidiaries and consolidated affiliated entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1†	Consent of Walkers (Hong Kong)
15.2†	Consent of Tian Yuan Law Firm
15.3†	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

† Filed on March 29, 2019.

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Bilibili Inc.

	By:	/s/ Rui Chen
	Name:	Rui Chen
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 12, 2019