Form 20-F
period 2019-12-31
Bilibili Inc.
filed 2020-03-27
CIK 1723690

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from

to

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
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American depositary shares, each representing one Class Z ordinary share	BILI	Nasdaq Global Select Market
Class Z ordinary shares, par value US$0.0001 per share*		Nasdaq Global Select Market*

*	Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of American depositary shares.

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
None
(Title of Class)
SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D) OF THE ACT:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2019, there were 328,116,155 ordinary shares outstanding, par value $0.0001 per share, being the sum of 242,751,341 Class Z ordinary shares and 85,364,814 Class Y ordinary shares (excluding 4,478,893 Class Z ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans).
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒
  Yes
☐
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
of the Exchange Act.
Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepare its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.
☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of
accounting
the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

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
20-F
to:
•	“ADRs” are to the American depositary receipts that evidence our ADSs;
•	“ADSs” are to our American depositary shares, each of which represents one Class Z ordinary share;
•	“average monthly paying user” for a period is calculated by dividing the total number of monthly paying users during the specified period by the number of months in such period;
•	“average monthly paying user for mobile games” for a period is calculated by dividing the total number of monthly paying users for mobile games during the specified period by the number of months in such period;
•	“average monthly revenue per paying user” for a period is calculated by dividing the sum of revenues from mobile games and live broadcasting and other value-added services during the specified period by the total number of monthly paying users during such period;
•	“average monthly revenue per paying user for mobile games” for a period is calculated by dividing the revenues from mobile games during the specified period by the total number of monthly paying users for mobile games during such period;
•	“Bilibili,” “we,” “us,” “our company” and “our” are to Bilibili Inc., its subsidiaries and its consolidated affiliated entities;
•	“bullet chatting” are to a live commenting function that enables content viewers to send comments that fly across the screen like bullets, which we refer to as bullet-chats herein. Bullet-chats are frame- and context-specific and can be seen by all viewers who watch the same content at different times, and therefore can intrigue interactive commenting among content viewers. Only registered users who have passed our membership exam can send bullet-chats on our platform;
•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
•	“Class Y ordinary shares” refers to our Class Y ordinary shares, par value US$0.0001 per share;
•	“Class Z ordinary shares” refers to our Class Z ordinary shares, par value US$0.0001 per share;
•	“Generation Z” are to, for the purposes of this annual report, the demographic cohort in China of individuals born from 1990 to 2009;
•	“monthly active users” or “MAUs” are to the sum of our mobile app MAUs and PC MAUs after eliminating duplicates so that each active registered user that logged on both our mobile app and our PC website would only be counted towards mobile app MAUs and not PC MAUs during a given month. We calculate mobile app MAUs based on the number of mobile devices that launched our mobile app during a given month. Starting from the first quarter of 2019, we count mobile MAUs of Bilibili Comic, a mobile app offering anime and comics contents, and Maoer, an audio platform offering audio drama, towards our MAUs. We calculate PC MAUs by dividing the total number of IP addresses used by users to visit our PC website during a given month by an estimate of the average number of IP addresses used by each user. When calculating monthly active users for games, we eliminate duplicates so that a user that played multiple games would be counted as one active user for games during a given month;
•	“our platform” are to our “bilibili” mobile app, PC websites, Smart TV, Bilibili Comic, Maoer and a variety of related features, functionalities, tools and services that we provide to users and content creators;

•	“paying users” on our platform are to users who make payments for various products and services on our platform, including purchases in mobile games offered on our platform, and payments for virtual items in our live broadcasting programs, for value-added services, or VAS, payments for premium membership, Bilibili Comic and Maoer, after eliminating duplicates of users paid for multiple services other than users of Maoer. We add the number of paying users of Maoer towards our total paying users without eliminating duplicates. A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user;
•	“professional user generated content” or “PUGC” are to a category of content generated by users that exhibits creativity as well as a certain level of professional production and editing capabilities, and we refer to video content in this category as “PUG video”;
•	“retention rate”, as applied to any cohort of users who visit our platform in a given period, are to the percentage of these users who make at least one repeat visit after a certain duration; the “12th-month retention rate” for any cohort of users in a given month is the retention rate in the twelfth month after the applicable month;
•	“RMB” and “Renminbi” are to the legal currency of China;
•	“shares” or “ordinary shares” refers to our Class Y and Class Z ordinary shares, par value US$0.0001 per share;
•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
•	“valid premium members” are to members who have purchased our monthly, quarterly or annual premium membership, which allow these members to enjoy exclusive or view licensed content as well as original content in advance. We calculate valid premium members based on the number of members whose premium package is still valid by the last day of a given month.
Our reporting currency is the Renminbi because our business is mainly conducted in China and a substantial majority of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9618 to US$1.00, the exchange rate on December 31, 2019 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

PART I.
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A.	Selected Financial Data

Our Selected Consolidated Financial Data
The following table presents the selected consolidated financial information of our company. Our selected consolidated statements of operations and comprehensive loss data and selected consolidated statements of cash flow data presented below for the years ended December 31, 2017, 2018 and 2019 and our selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statements of operations and comprehensive loss data and selected consolidated statements of cash flow data presented below for the years ended December 31, 2015 and 2016 and our selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017 have been derived from our consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared in accordance with U.S. GAAP.
Starting from January 1, 2018, we adopted Accounting Standards Codification 606,
 Revenue from Contracts with Customers
, or ASC 606, using the modified retrospective method. The consolidated statements of operations and comprehensive loss data for the years ended December 31, 2018 and 2019 presented below have been prepared in accordance with ASC 606, while the comparative information for the years ended December 31, 2015, 2016 and 2017 presented below have not been restated and continue to be reported under the accounting standards in effect for those periods. Starting from January 1, 2019, we adopted ASC 842,
 Leases
, using the modified retrospective method. The consolidated balance sheet data as of December 31, 2019 presented below has been prepared in accordance with ASC 842, while the comparative information for those periods prior to January 1, 2019, presented below have not been restated and continue to be reported under the accounting standards in effect for those periods. Our historical results are not necessarily indicative of results expected for future periods.
You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Operations and Comprehensive Loss Data:
Net revenues	130,996	523,310	2,468,449	4,128,931	6,777,922	973,588
Cost of revenues (1)	(303,568)	(772,812)	(1,919,241)	(3,273,493)	(5,587,673)	(802,619)

Gross (loss)/profit	(172,572)	(249,502)	549,208	855,438	1,190,249	170,969
Operating expenses:
Sales and marketing expenses (1)	(17,689)	(102,659)	(232,489)	(585,758)	(1,198,516)	(172,156)
General and administrative expenses (1)	(153,707)	(451,334)	(260,898)	(461,165)	(592,497)	(85,107)
Research and development expenses (1)	(24,915)	(91,222)	(280,093)	(537,488)	(894,411)	(128,474)

Total operating expenses	(196,311)	(645,215)	(773,480)	(1,584,411)	(2,685,424)	(385,737)

Loss from operations	(368,883)	(894,717)	(224,272)	(728,973)	(1,495,175)	(214,768)
Loss before tax	(371,063)	(908,355)	(174,869)	(539,033)	(1,267,703)	(182,093)

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Income tax	(2,425)	(3,141)	(8,881)	(25,988)	(35,867)	(5,152)

Net loss	(373,488)	(911,496)	(183,750)	(565,021)	(1,303,570)	(187,245)
Accretion to Pre-IPO preferred shares redemption value	(57,942)	(161,933)	(258,554)	(64,605)	—	—
Deemed dividend in connection with repurchase of Pre-IPO preferred shares	(139,522)	(113,151)	(129,244)	—	—	—
Net loss attributable to noncontrolling interests	1,912	1,430	—	13,301	14,597	2,097

Net loss attributable to the Bilibili Inc.’s shareholders	(569,040)	(1,185,150)	(571,548)	(616,325)	(1,288,973)	(185,148)

Net loss	(373,488)	(911,496)	(183,750)	(565,021)	(1,303,570)	(187,245)
Other comprehensive income/(loss)
Foreign currency translation adjustments	47,729	58,048	(75,695)	296,030	140,152	20,132

Total other comprehensive income/(loss)	47,729	58,048	(75,695)	296,030	140,152	20,132

Total comprehensive loss	(325,759)	(853,448)	(259,445)	(268,991)	(1,163,418)	(167,113)
Accretion to Pre-IPO preferred shares redemption value	(57,942)	(161,933)	(258,554)	(64,605)	—	—
Deemed dividend in connection with repurchase of Pre-IPO preferred shares	(139,522)	(113,151)	(129,244)	—	—	—
Net loss attributable to noncontrolling interests	1,912	1,430	—	13,301	14,597	2,097

Comprehensive loss attributable to the Bilibili Inc.’s shareholders	(521,311)	(1,127,102)	(647,243)	(320,295)	(1,148,821)	(165,016)

Net loss per share, basic	(9.72)	(20.42)	(8.17)	(2.64)	(3.99)	(0.57)
Net loss per share, diluted	(9.72)	(20.42)	(8.17)	(2.64)	(3.99)	(0.57)
Net loss per ADS, basic	—	—	—	(2.64)	(3.99)	(0.57)
Net loss per ADS, diluted	—	—	—	(2.64)	(3.99)	(0.57)
Weighted average number of ordinary shares, basic	58,548,310	58,038,570	69,938,570	233,047,703	323,161,680	323,161,680
Weighted average number of ordinary shares, diluted	58,548,310	58,038,570	69,938,570	233,047,703	323,161,680	323,161,680
Weighted average number of ADS, basic	—	—	—	233,047,703	323,161,680	323,161,680
Weighted average number of ADS, diluted	—	—	—	233,047,703	323,161,680	323,161,680

Note:
(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	476	3,775	7,936	28,173	23,281	3,344
Sales and marketing expenses	94	3,029	3,423	11,499	14,269	2,050
General and administrative expenses	100,228	353,806	56,746	102,544	68,497	9,839
Research and development expenses	119	4,878	11,849	38,977	66,503	9,553

Total	100,917	365,488	79,954	181,193	172,550	24,786

	As of December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	689,663	387,198	762,882	3,540,031	4,962,660	712,842
Time deposits	—	—	1,960	749,385	1,844,558	264,954
Accounts receivable, net	16,639	110,666	392,942	324,392	744,845	106,990
Prepayments and other current assets	86,143	185,378	477,265	990,851	1,315,901	189,017
Short-term investments	50,000	712,564	488,391	945,338	1,260,810	181,104
Non-current assets:
Intangible assets, net	109,515	282,472	426,292	1,419,435	1,657,333	238,061
Goodwill	—	50,967	50,967	941,488	1,012,026	145,368
Long-term investments, net	160,644	377,031	635,952	979,987	1,251,129	179,713
Total assets	1,156,943	2,166,710	3,473,525	10,490,036	15,516,567	2,228,815
Total current liabilities	308,202	628,100	1,397,994	3,298,834	4,272,597	613,720
Long-term debt	—	—	—	—	3,414,628	490,481
Total mezzanine equity	1,394,477	2,861,613	4,015,043	—	—	—
Total shareholders’ (deficit)/equity	(545,736)	(1,323,003)	(1,939,512)	7,191,202	7,636,460	1,096,910

	For the Year Ended December 31,
	2015	2016	2017	2018 (1)	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flow Data:
Net cash (used in)/provided by operating activities	(191,935)	(198,967)	464,550	737,286	194,551	27,946
Net cash used in investing activities	(355,449)	(1,187,300)	(716,254)	(3,196,394)	(3,958,277)	(568,570)
Net cash provided by financing activities	1,099,184	1,024,087	675,533	4,974,810	5,078,842	729,530
Effect of exchange rate changes on cash and cash equivalents and restricted cash held in foreign currencies	42,953	49,606	(48,145)	261,447	107,513	15,442

Net increase/(decrease) in cash and cash equivalents and restricted cash	594,753	(312,574)	375,684	2,777,149	1,422,629	204,348
Cash and cash equivalents and restricted cash at beginning of the year	105,019	699,772	387,198	762,882	3,540,031	508,494

Cash and cash equivalents and restricted cash at end of the year	699,772	387,198	762,882	3,540,031	4,962,660	712,842

Note:
(1)	We adopted Accounting Standards Update No.
 2016-18,
Statement of Cash Flows (Topic 230): Restricted Cash
on January 1, 2018 using the retrospective transition method. Restricted cash balance as of December 31, 2015 was included in “cash and cash equivalents and restricted cash” when reconciling beginning-of-period
and
end-of-period
total amounts presented in the selected consolidated statements of cash flow data for the years ended December 31, 2015 and 2016.

B.	Capitalization and Indebtedness

Not applicable.
C.	Reasons for the Offer and Use of Proceeds

Not applicable.
D.	Risk Factors

Risks Related to Our Business
We operate in a fast evolving industry, and we are in the early stage of our business. We cannot guarantee that our monetization strategies will be successfully implemented or generate sustainable revenues and profit.
We are in the early stage of our business, and our monetization model is evolving. We generate revenues primarily by providing our users with valuable content, such as mobile games, live broadcasting and value-added services. We also generate revenues from advertising, e-commerce and other services. We cannot assure you that we can successfully implement the existing monetization strategies to generate sustainable revenues, or that we will be able to develop new monetization strategies to grow our revenues. If our strategic initiatives do not enhance our ability to monetize or enable us to develop new monetization approaches, we may not be able to maintain or increase our revenues or recover any associated costs. In addition, we may introduce new products and services to expand our revenue streams, including products and services with which we have little or no prior development or operating experience. If these new or enhanced products or services fail to engage users, content creators or business partners, we may fail to diversify our revenue streams or generate sufficient revenues to justify our investments and costs, and our business and operating results may suffer as a result.

We have incurred significant losses and we may continue to experience losses in the future.
We have incurred significant losses in the past. In 2017, 2018 and 2019, respectively, we had loss from operations of RMB224.3 million and RMB729.0 million and RMB1,495.2 million (US$214.8 million), and net loss of RMB183.8 million, RMB565.0 million and RMB1,303.6 million (US$187.2 million). We cannot assure you that we will be able to generate profits in the future. Our ability to achieve profitability depends in large part on our ability to manage our costs and expenses. We intend to manage and control our costs and expenses as a proportion of our total revenues, but there can be no assurance that we will achieve this goal. We may experience losses in the future due to our continued investments in technology, talent, content and other initiatives. In addition, our ability to achieve and sustain profitability is affected by various factors, some of which are beyond our control, such as changes in macroeconomic and regulatory environment or competitive dynamics in the industry. Accordingly, you should not rely on our financial results of any prior period as an indication of our future performance.
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
In addition, the industry in which we operate is characterized by rapidly changing technologies and changing user expectations. To remain competitive, we must adapt our products and services to evolving industry standards and improve the performance and reliability of our products and services be able to adapt to these changes and innovate in response to evolving user expectations. Developing and integrating new content, products, services and technologies into our existing platform could be expensive and time-consuming, and these efforts may not yield the benefits we expect. If we fail to develop new products, services or innovative technologies on a timely basis, or our new products, services or technologies are not accepted by our users, our business, financial performance and prospects could be materially and adversely affected. We cannot assure you that we can anticipate user preferences and industry changes and respond to such changes in a timely and effective manner. In addition, changes in user behavior resulting from technological developments may also adversely affect us. For example, the number of people accessing the Internet through mobile devices, including mobile phones, tablets and other hand-held devices, has increased in recent years, and we expect this trend to continue while 4G, 5G and more advanced mobile communications technologies are broadly implemented. If we fail to develop products and technologies that are compatible with all mobile devices, or if the products and services we develop are not widely accepted and used by users of various mobile devices, we may not be able to penetrate the mobile markets. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or integrate our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive, our future success may be adversely affected.

Our business depends on our ability to provide users with interesting and useful content, which in turn depends on the content contributed by the content creators on our platform.
The quality of the content offered on our platform and our users’ level of engagement are critical to our success. In order to attract and retain users and compete effectively, we must offer interesting and useful content and enhance our users’ viewing experience. It is vital to our operations that we remain sensitive to and responsive to evolving user preferences and offer content that appeals to our users and members. In 2019, PUG video views accounted for 90.1% of our total video views, as compared to 89.0% in 2018. Thus far, we have been generally able to encourage our content creators to create and upload PUGC that is appealing to our users. We have also been providing our content creators with support and guidance in various forms, including technical support for content distribution, editing and uploading. However, we cannot assure you that our content creators can contribute to create popular PUGC for our platform. If our content creators cease to contribute content, or their uploaded content fails to attract or retain our users, we may experience a decline in user traffic and user engagement. If the number of users or the level of user engagement declines, we may suffer a reduction in revenue.
We may not be able to effectively manage our growth and the increased complexity of our business, which could negatively impact our brand and financial performance.
We have experienced rapid growth since our inception in 2011. As we grow our user base and increase the level of user engagement, we may incur increasing costs, such as licensing fees and royalties for licensed content and hosts’ compensation to further expand our content library to meet the growing and diversified demands of our users. If such expansion is not properly managed, it may adversely affect our financial and operating resources without achieving the desired effects. The market prices for licensing fees and royalties for licensed content, such as license for live broadcasting popular e-sport events, have increased significantly in China during the past few years. Online video streaming platforms are competing aggressively to license popular content titles and events, driving licensing fees up in general. As the market further grows, copyright owners, distributors and industry participants may demand higher licensing fees for such content. Furthermore, as our content library expands, we expect the costs of licensing fees and royalties for licensed content to continue to increase. If we are unable to generate sufficient revenues to outpace the increase in costs, we may incur more losses and our business, financial condition and results of operations may be adversely affected.
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
If the content contained within videos, games, audios and other content formats on our platform is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations may be materially and adversely affected.
The PRC government and regulatory authorities have adopted regulations governing content contained within videos, games, audios and other information over the internet. Under these regulations, internet content providers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent, violent or defamatory. Internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of China. The PRC government and regulatory authorities strengthen the regulations on internet content from time to time, such as the Opinion on Strictly Regulating Online Game Market Management jointly adopted by a few authorities on December 18, 2017, which regulates illegal and improper content in online games. Failure to comply with these requirements may result in the revocation of licenses to provide internet content or other licenses, the closure of the concerned websites and reputational harm. The website operator may also be held liable for such censored information displayed on or linked to their website. In January 2019, China Netcasting Services Association, or the CNSA, issued the Regulations on Administration of Network Short Video Platforms, pursuant to which all content of a short video, including but not limited to its title, description, bullet-chats and comments, may be required to be reviewed in advance before the content is broadcasted. Furthermore, the number of content reviewers a platform is required to keep should in principle be more than one-thousandth
of the number of short videos newly broadcasted on the platform per day. In January 2019, CNSA issued the Censoring Criteria for Network Short Video Contents, which sets forth in details of contents prohibited to be broadcasted, such as violence, pornography, gambling, terrorism, superstitious and illegal or immoral contents. The enactment of these regulations may significantly increase our compliance costs in recruiting additional content reviewers and training them to identify the forbidden contents timely and accurately. In November 2019, the Cyberspace Administration of China, or the CAC, the Ministry of Culture and Tourism and the NRTA, jointly issued the Administrative Provisions on Online Audio-Visual Information Services, effective from January 1, 2020, which provides that online audio-visual information service providers are the principals responsible for information content security management, and should, among other things, establish and improve their internal policies in relation to user registration, scrutiny of information publication, and information safety management. Any failure to comply with these regulations may subject us to liability. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Transmission of Audio-Visual Programs.”

In addition to licensed content provided by copyright owners, we allow our users to upload content to our platform. Our users can upload all types of content including user-created and professionally produced content and certain graphical files for the purpose of updating user biographies and content covers. Currently only registered users are allowed to upload content to our platform. We maintain two levels of content management and review procedures to monitor the content uploaded to our platform to ensure that no content that may be deemed to be prohibited by government rules and regulations is posted and to promptly remove any infringing content. Our content screening team is dedicated to screening and monitoring the content uploaded on our platform on a
24-hour,
7-day
basis. For more details relating to our content monitoring procedures, see “Item 4. Information on the Company—B. Business Overview—Content Management and Review.” However, there can be no assurance that we can identify all the videos or other content that may violate relevant laws and regulations due to the large amount of content uploaded by our users every day.
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
In addition, PRC laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in our liability as a platform operator. In the past, we were subject to penalties by PRC regulatory authorities due to our failure to comply with these requirements. For example, we were subject to a fine of RMB20,000 in May 2018 from a local counterpart of the MOC primarily for having inappropriate content operated on our platform. We were subject to a fine of RMB10,000 in April 2019 from a local counterpart of the MOC primarily for having inappropriate content in games live broadcasted on our platform. We also may face liability for copyright or trademark infringement, fraud and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through or displayed on our platform.
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

We have obtained ICP licenses for the provision of internet information services, license for online transmission of audio-visual programs for the provision of internet audio-visual program services and Online Culture Operating Licenses for operation of commercial internet culture activities, and have submitted an application to update our license for online transmission of audio-visual programs to cover the transmission to mobile devices in December 2017. The application is currently under review process of the SAPPRFT. These licenses are essential to the operation of our business and are generally subject to regular government review or renewal. However, we cannot assure you that we can successfully renew these licenses in a timely manner or that these licenses are sufficient to conduct all of our present or future business. As we develop and expand our business scope, we may need to obtain additional qualifications, permits, approvals or licenses. We may be required to obtain additional licenses or approvals if the PRC government adopts more stringent policies or regulations for our business.
Under regulations issued by the SAPPRFT, the publication of each online game requires approval from the SAPPRFT. As of the date of this annual report, we have obtained approvals from the SAPPRFT for all of the domestic online games and seven imported online games exclusively operated by us. After the re-organization
of SAPPRFT, we will apply with the NAPP for the approvals for publishing our games in the future. For the online games we jointly operate with third parties, we also require them to obtain requisite approvals from the NAPP. The NAPP at the national level had suspended the approval of game registration and issuance of publication numbers for online games starting from March 2018. Although the NAPP later resumed game registration and issued game publication numbers for the first batch of games with an effective date of December 19, 2018, the approval of imported games registration and issuance of publication is still difficult to be obtained. Any delay in game registration with NAPP or obtaining game publication numbers could lead to the termination of our cooperation agreements with third parties or negatively affect the operation results of our games. Pursuant to the Notice to Adjust the Scope of Online Culture Operation License Approval and to Further Regulate the Approval Work released in May 2019, Ministry of Culture and Tourism (the “MCT”, the successor of the MOC) no longer assumes the responsibility to regulate online game industry, and the provincial counterparts of MCT would no longer grant Online Culture Operation License covering the business scope of using the information network to operate online games. However, the licenses granted by the MCT before this notice will remain valid until the expiration dates of these licenses. On July 23, 2019, the MCT announced the abolishment of the Interim Measures on Administration of Online Games, which regulated the issuance of Online Culture Operation Licenses relating to online games. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Games.” As of the date of this annual report, the governmental authorities have not issued laws or regulations to replace the Interim Measures on Administration of Online Games, or to clarify the new regulatory body of online games. If we are unable to comply with the new renewal procedures relating to our Online Culture Operating License, our ability to introduce, launch and operate new games may be adversely affected, and our financial condition and operating results could be adversely affected. In addition, we cannot assure you that we or relevant third parties can obtain the NAPP’s approvals or complete the filing with the MCT for all games on our platform in a timely manner or at all, which could adversely and materially impact our ability to introduce new games, the timetable to launch new games and our business growth.
Moreover, the provision of online games is deemed to be an internet publication activity. An online game operator may be required to obtain an Internet Publication Service License in order to directly make those games publicly available in China. Although it is not specifically authorized by the NAPP, an online game operator is generally able to publish its games through third-party licensed electronic publishing entities and register the games with the NAPP as electronic publications. In addition, the provision of comics online may be deemed to be an internet publication activity, which may require the content provider to obtain an Internet Publication Service License. Shanghai Hode is planning to apply for the Internet Publishing Service License for our operation. However, there is no assurance that we will be granted such license. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through online games and comics, the imposition of fines, the revocation of our business and operating licenses and the discontinuation or restriction of our operations of online games and comics.

In addition, considerable uncertainties exist in relation to the interpretation and implementation of existing and future laws and regulations governing our business activities. For example, in 2009, the SAPPRFT, together with other authorities issued a notice known as Circular 13, which expressly prohibits foreign investors from participating in online game operating businesses in China via wholly foreign-owned entities, China-foreign equity joint ventures or cooperative joint ventures or from controlling over or participating in the operation of domestic online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. While Circular 13 is generally applicable to us and our online game business, the SAPPRFT has not issued any interpretation of Circular 13, and we are not aware that any online game companies which use similar variable interest entity contractual arrangements with ours have been challenged by the SAPPRFT. In addition, under the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs, the introduction or broadcasting of foreign animation in China is subject to approval of the SAPPRFT or its authorized entities. However, approval or filing procedures are not explicitly required in practice by the SAPPRFT for the broadcasting and distribution of foreign animation on the internet only. We have not obtained any approval from, or completed any filing with, the SAPPRFT or competent local counterparts for broadcasting and distribution of foreign animation on our platform. We could be found in violation of any future laws and regulations or of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet or mobile activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties or changes in policies, regulations or enforcement by government authorities, may disrupt our operations and materially and adversely affect our business, financial condition and results of operations.
Furthermore, in August 2018, the National Office of Anti-Pornography and Illegal Publication, the MIIT, the Ministry of Public Security, the Ministry of Culture and Tourism, the National Radio and Television Administration and the Cyberspace Administration of China jointly issued the Notice on Strengthen the Management of Live Streaming Service, which required a real-name registration system for users to be put in place by live streaming service providers. On October 25, 2019, the NAPP issued the Notice on Preventing Minor’s Addiction to Online Games, which requires all online gamers to register accounts with their valid identity information and all game companies to stop providing game services to users who fail to do so. We have implemented several measures to comply with the current real-name registration system. However, the PRC government may further tighten the real-name registration requirements or require us to implement a more thorough compulsory real-name registration system for all users on our platform in the future, so that we will need to upgrade our system or purchase relevant services from third party service providers and incur additional costs in relation thereto. If we were required to implement a more rigid real-name registration system for users on our platform, potential users may be deterred from registering with our platform, which may in turn negatively affect the growth of our user base and prospect.
We derive a substantial majority of our revenues from mobile games. If we fail to launch new games or release upgrades to existing games to grow our game player base, our business and operating results will be materially and adversely affected.
We derived 83.4%, 71.1% and 53.1% of our revenues from mobile games in 2017, 2018 and 2019, respectively, and we derive a significant portion of mobile game revenues from a limited number of games. In 2019, two mobile games accounted for more than 10% of our total mobile game revenues, one for 58.2% and the other for 10.4%.
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
The PRC government has taken steps to limit online game playing time for all minors and to otherwise control the content and operation of online games. Such restrictions on online games may materially and adversely impact our business and results of operations.
As part of its anti-addiction online game policy, the PRC regulators have been implementing regulations designed to reduce the amount of time that youth under the age of 18 spend playing online games. For a detailed description of these regulations, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Anti-fatigue System, Real-name Registration System and Parental Guardianship Project.” A revenue model that does not charge for playing time may be viewed by the PRC regulators as inconsistent with this goal. On the other hand, if we were to start charging for playing time, we may lose our players, and our financial condition and results of operations may be materially and adversely affected.
On October 25, 2019, the NAPP issued the Notice on Preventing Minor’s Addiction to Online Games, which requires all online gamers to register accounts with their valid identity information and all game companies to stop providing game services to users who fail to do so. Furthermore, minors are prohibited from playing games exceeding a certain period of time per day or putting money into their accounts exceeding a certain amount. Online game operators are required to explore the manner to notify users of different ages about the online games based on various criteria, such as the games’ content and the amount of money anticipated to be used in the games, on download, registration and log-in
pages in a prominent way. Although we have implemented several measures and developed a detailed plan for system upgrade and are in the process of conducting various system upgrading works according to the requirements under this notice, we may be nevertheless considered non-compliant
if the regulators take a different view, or if our system is not fully upgraded by the end of the grace period, the length of which also remains uncertain at the discretion of the relevant government authorities. Should the relevant local government authorities find us not satisfying the requirements, they may order us to rectify. In a severe case, our business license could be revoked, which may materially and adversely affect our business operations and financial condition.
The implementation of the New Anti-addiction Notice may lead to a decrease in the number of minors in our user base and the play time of minor users, thereby leading to a decrease in the minor users’ revenue contribution to our online game business, and may materially and adversely affect our results of operations and prospects.
Illegal game servers and acts of cheating by users of mobile games could harm our business and reputation and materially and adversely affect our results of operations.
Several of our competitors have reported that certain third parties have misappropriated the source codes of their games and set up illegal game servers and let their customers play such games on illegal servers without paying for the game playing time. While we already have in place numerous internal control measures to protect the source codes of our games from being stolen and to address illegal server usage and, to date, our games have not to our knowledge experienced such usage, our preventive measures may not be effective. The misappropriation of our game server installation software and installation of illegal game servers could harm our business and reputation and materially and adversely affect our results of operations.
In addition, acts of cheating by users of mobile games could lessen the popularity of our mobile games and adversely affect our reputation and our results of operations. There have been a number of incidents in previous years where users, through a variety of methods, were able to modify the rules of our mobile games. Although these users did not gain unauthorized access to our systems, they were able to modify the rules of our mobile games during gameplay in a manner that allowed them to cheat and disadvantage our other mobile game users, which often has the effect of causing players to stop using the game and shortening the game’s lifecycle. Although we have taken a number of steps to deter our users from engaging in cheating when playing our mobile games, we cannot assure you that we or the third parties from whom we license some of our mobile games will be successful or timely in taking corrective steps necessary to prevent users from modifying the rules of our mobile games.

If we suspect a player of installing cheating programs on our mobile games, or of engaging in other types of unauthorized activities, we may freeze that player’s game account or even ban the player from logging on to our games and other media. Such activities to regulate the behavior of our users are essential to maintain a fair playing environment for our users. However, if any of our regulatory activities are found to be wrongly implemented, our users may institute legal proceedings against us for damages or claims. Our operation, business and financial performance may be materially and adversely affected as a result.
We face significant competition, primarily from companies that operate online entertainment platforms in China, and we compete with these companies for users, content providers and advertisers.
We face significant competition primarily from companies that operate online entertainment platforms in China designed to engage users, especially Generation Z, and capture their time spent on mobile devices and online. In particular, our competitors mainly include large online video streaming platforms, online game developers and operators, other platforms offering video products, live broadcasting platforms, comics content providers, social media platforms and other online entertainment platforms. Some of our competitors have longer operating histories and significantly greater financial resources than we do, and in turn may be able to attract and retain more users, content partners and advertisers. Our competitors may compete with us in a variety of ways, including by obtaining exclusive online distribution rights for popular content, conducting brand promotions and other marketing activities, and making acquisitions. If any of our competitors provides comparable or better user experience, our user traffic could decline significantly. We have exclusive distribution rights only for certain PUGC on our platform. Our content creators are generally free to post their content on our competitors’ platforms, which may divert user traffic from our platform, and adversely affect our user traffic and thus our operations.
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
We need to acquire or produce popular content to provide our users with an engaging and satisfying viewing experience. The acquisition of such content depends on our ability to retain our content creators and hosts of our live broadcasting program. As our business develops, we may incur increasing revenue-sharing costs to compensate our content creators and hosts of our live broadcasting program. Increases in market prices for licensed content and live streaming rights may also have an adverse effect on our business, financial condition and results of operations. For example, in December 2019, we entered into a letter of intent to purchase the three-year license for live broadcasting the League of Legends World Championship in China starting from 2020 at an aggregate purchase price of RMB800 million (US$114.9 million). If we are not able to procure licensed content at commercially acceptable costs, our business and results of operations will be adversely impacted. In addition, if we are unable to generate sufficient revenues to outpace the increase in market prices for licensed content, our business, financial condition and results of operations may be adversely affected. In 2018, we started to devote more resources in producing our original content. We rely on our in-house
team to generate creative ideas for original content and to supervise the original content origination and production process, and we intend to continue to invest resources in content production
.
If we are not able to compete effectively for talents or attract and retain top talents at reasonable costs, our original content production capabilities would be negatively impacted.

We may be subject to intellectual property infringement claims or other allegations, which could result in material damage to our reputation and brand image, payment of substantial damages, penalties and fines, removal of relevant content from our platform or seeking license arrangements which may not be available on commercially reasonable terms.
Content posted on our platform may expose us to allegations by third parties of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of third-party rights. We have been involved in litigation based on allegations of infringement of third-party copyright due to the content available on our platform. We are currently involved in approximately 90 lawsuits based on allegations of infringement of third-party copyright due to the content posted on our platform, none of which is material to our company on an individual basis.
Many jurisdictions, including China and the U.S., continue to consider the need for greater regulation or reform to the existing regulatory framework. In the U.S., all 50 states have now passed laws to regulate the actions that a business must take in the event of a data breach, such as prompt disclosure and notification to affected users and regulatory authorities. In addition to the data breach notification laws, some states have also enacted statutes and rules requiring businesses to reasonably protect certain types of personal information they hold or to otherwise comply with certain specified data security requirements for personal information. The U.S. federal and state governments will likely continue to consider the need for greater regulation aimed at restricting certain uses of personal data for targeted advertising. Additionally, California recently enacted the California Consumer Privacy Act, or CCPA, it creates new individual privacy rights for consumers (as that word is broadly defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA, which went into effect on January 1, 2020, requires covered companies to provide new disclosures to California consumers, and provides such consumers new ways to opt-out
of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., which could increase our potential liability and adversely affect our business.
In the European Union, or EU, the General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, could increase our burden of regulatory compliance. The GDPR implements more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR further provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Under the GDPR, fines of up to
€
20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for noncompliance, which significantly increases our potential financial exposure for non-compliance.
However, with limited precedence on the interpretation and application of GDPR and limited guidance from EU regulators, the application of GDPR to the provision of internet services remains unsettled. Finally, in China, the PRC Cybersecurity Law, which became effective in June 2017, leaves substantial uncertainty as to the circumstances and standard under which the law would apply and violations would be found.
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
Although we have not been subject to claims or lawsuits outside China, we may become subject to copyright laws in other jurisdictions, such as the United States, by virtue of our listing in the United States, the ability of users to access our videos from the United States and other jurisdictions, the ownership of our ADSs by investors, and the extraterritorial application of foreign law by foreign courts or otherwise
.
In addition, as a publicly listed company, we may be exposed to increased risk of litigation. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to (i) pay substantial statutory or other damages and fines, (ii) remove relevant content from our platform, or (iii) enter into royalty or license agreements which may not be available on commercially reasonable terms or at all.
In addition, although we have required our users to post only legally compliant and inoffensive materials and have set up screening procedures, our screening procedures may fail to screen out all potentially offensive or non-compliant
user-generated content and, even if properly screened, a third party may still find user-generated content posted on our platform offensive and take action against us in connection with the posting of such content. We may also face litigation or administrative actions for defamation, negligence or other purported injuries resulting from the content we provide or the nature of our services. Such litigation and administrative actions, with or without merit, may be expensive and time-consuming, result in significant diversion of resources and management attention from our operations, and adversely affect our brand image and reputation
.
Furthermore, our app may be taken down temporarily from Apple app store or other apps markets for copyright reasons, and we may be subject to copyright infringement claims brought by our competitors, which, malicious or not, may be time-consuming to defend and disrupting to our operations.
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
Our live broadcasting business is still in its early stage. We face significant competition in the live broadcasting business for both users and hosts. The live broadcasting program on our platform primarily focuses on interest areas such as animation, comics, games,
e-sports
events, art, lifestyle and online education. We cannot assure you that such content will continue to attract new users and retain existing ones.
We have entered into exclusive cooperation agreements with certain popular hosts on our platform. We may not be able to maintain or renew these agreements on acceptable terms or at all. In such event, we may be unable to retain these popular hosts on our platform, and our operating results will be adversely affected. We cooperate with talent agencies to recruit, manage, train and support our hosts. Furthermore, we may lose hosts if the talent agencies that manage them are unable to reach or maintain satisfactory cooperation arrangements with such hosts. Furthermore, if talented and popular hosts cease to contribute content to our platform, or their live streams fail to attract users, we may experience a decline in user traffic and user engagement, which may have material and adverse impact on our results of operations and financial conditions.
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
We have a revenue sharing arrangement with both our hosts and talent agencies under which we share with them a portion of the revenues from the sales of virtual items on our platform. In addition, we also cooperate with popular
e-sports
teams to make their game-play available on our platform by paying them a sponsorship fee. The absolute amounts and revenue percentages that we pay hosts and talent agencies may increase. If our competitor platforms offer higher revenue sharing ratios with an intent to attract our popular hosts, costs to retain our hosts may further increase. If we are not able to continue to retain our hosts and produce high-quality content on our platform at commercially acceptable costs, our business, financial condition and results of operations would be adversely impacted. Furthermore, as our business and user base further expand, we may have to devote more resources in encouraging our hosts and talent agencies to produce content that meets the varied interests of a diverse user base, which would increase the costs of contents on our platform. If we are unable to generate sufficient revenues that outpace our increased content costs, our business, financial condition and results of operations may be materially and adversely affected.
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

We cooperate with various talent agencies to manage and recruit our hosts. If we are not able to maintain our relationship with talent agencies, our operations may be materially and adversely affected.
We cooperate with talent agencies to manage, organize and recruit hosts on our platform. As we are an open platform that welcomes all hosts to register on our websites, cooperation with talent agencies substantially increases our operation efficiency in terms of discovering, supporting and managing hosts in a more organized and structured manner, and turning amateur hosts to full-time hosts.
We share a portion of the revenues generated from the sales of virtual items attributed to the hosts’ live streams with hosts and talent agencies who manage these hosts. If the interests between us, and hosts and the talent agencies are not well balanced, or if we cannot design a revenue-sharing mechanism that is agreeable to both hosts and talent agencies, we may not be able to retain or attract hosts or talent agencies, or both. In addition, while we have entered into exclusive streaming agreements with certain hosts, none of the talent agencies we cooperate with has an exclusive cooperation relationship with us. If other platforms offer better revenue sharing incentive to talent agencies, such talent agencies may choose to devote more of their resources to hosts who stream on the other platforms, or they may encourage their hosts to use or even enter into an exclusive agreement with other platforms, all of which could materially and adversely affect our business, financial condition and results of operations.
We rely on third-party logistics services for our product delivery when performing our
e-commerce
business, and if such third-party logistics services fail to provide reliable logistics services, our
e-commerce
business and reputation may be materially and adversely affected.
We offer
ACG-related
merchandise and offline events tickets on our platform, and generate revenues from sales of these products. Our
e-commence
business uses a number of third-party logistics companies to deliver our products to customers. Any interruption to or failure in logistics services could prevent the timely or proper delivery of our products. These interruptions may be due to events that are beyond our control or the control of these third-party logistics services, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. We may not be able to find alternative logistics companies to provide logistics services in a timely and reliable manner, or at all, to replace such third-party logistics services to the extent necessary. If products sold on our platform are not delivered in proper condition or on a timely basis or at all, our
e-commerce
business and reputation would suffer.
We have a unique community culture that is vital to our success. Our operations may be materially and adversely affected if we fail to maintain our culture and brand image within our addressable user communities.
Our users have developed a unique community culture that distinguishes us from other online content providers. Our users come to our platform for creative content covering a wide array of cultures and interests as well as for strong, vibrant and safe communities. We believe that maintaining and promoting such community culture is critical to retaining and expanding our user base. We have taken multiple initiatives to preserve our community culture and values, such as requiring users to pass a membership exam before they are allowed to send bullet-chats and utilize other interactive functions on our platform, and temporarily blocking or permanently deleting accounts of users who posted inappropriate content or comments.
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
We rely upon our partner to make our service available through smart TV.
In smart TV video streaming market, only a small number of qualified license holders can provide internet audio and visual program service to the TV terminal users via smart TVs, set-top
boxes and other electronic products. Most of those license holders are radio or TV stations. Private companies that wish to operate such business need to cooperate with those license holders to legally provide relevant services. We cooperate with a PRC licensed entity for the development of relevant programs and provision of audio-visual program services through private network and targeted communication channels, such as smart TVs. If we are not successful in maintaining existing or creating new relationships, or if we encounter technological, content licensing, regulatory or other impediments to delivering our streaming content to our members via these devices, our ability to grow our business may be adversely impacted.
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
Our products and services involve the storage and transmission of users’ and other customers’ information, and security breaches expose us to a risk of loss of this information, litigation and potential liability. We experience cyber-attacks of varying degrees from time to time, and we have been able to rectify attacks without significant impact to our operations in the past. Our security measures may also be breached due to employee error, malfeasance or otherwise. Additionally, outside parties may attempt to fraudulently induce employees, users or other customers to disclose sensitive information in order to gain access to our data or our users’ or other customers’ data or accounts, or may otherwise obtain access to such data or accounts. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we could lose users and other customers, and may be exposed to significant legal and financial risks, including legal claims and regulatory fines and penalties. Any of these actions could have a material and adverse effect on our business, reputation and results of operations
.
Undetected programming errors or flaws or failure to maintain effective customer service could harm our reputation or decrease market acceptance of our products and services, which would materially and adversely affect our results of operations.
The video programs on our platform may contain programming errors that may only become apparent after their release. We generally have been able to resolve such flaws and errors. However, we cannot assure you that we will be able to detect and resolve all these programming errors effectively. Undetected programming errors could adversely affect our user experience and market acceptance.
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
Our practices may become inconsistent with new laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. Failure or perceived failure to comply with applicable laws and regulations related to the collection, use, or sharing of personal information or other privacy-related and security matters could result in a loss of confidence in us by customers and users, which could adversely affect our business, financial condition and results of operations.
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
We adopted a global share incentive plan in 2014 and a share incentive plan in 2018, which we refer to as the Global Share Plan and the 2018 Plan, respectively, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under each of the share incentive plans, we are authorized to grant options and other types of awards. As of February 28, 2020, awards to purchase 6,766,402 ordinary shares under the Global Share Plan and 5,378,000 ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. Some of our outstanding awards set the completion of an initial public offering of our ordinary shares as performance condition for vesting. As of December 31, 2019, our unrecognized share-based compensation expenses relating to unvested awards amounted to RMB472.0 million (US$67.8 million), adjusted for estimated forfeitures.
If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our convertible notes.
In April 2019, we issued US$500 million in aggregate principal amount of convertible senior notes due 2026, which we refer to as 2026 Notes in this annual report. These notes bear interest at a rate of 1.375% per year, payable semiannually in arrears on April 1 and October 1 of each year, beginning on October 1, 2019, and will mature on April 1, 2026.
We derive most of our revenues from, and hold most of our assets through, our subsidiaries. As a result, we may rely in part upon distributions and advances from our subsidiaries in order to help us meet our payment obligations under the notes and our other obligations. Our subsidiaries are distinct legal entities and do not have any obligation (legal or otherwise) to provide us with distributions or advances. We may face tax or other adverse consequences, or legal limitations, on our ability to obtain funds from these entities. In addition, our ability to obtain external financing in the future is subject to a variety of uncertainties, including:
•	our financial condition, results of operations and cash flows;

•	general market conditions for financing activities by internet companies; and

•	economic, political and other conditions in the PRC and elsewhere.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, we may not be able to meet our payment obligations under our convertible notes. If we fail to pay interest on the notes, we will be in default under the indenture governing the notes, which in turn may constitute a default under existing and future agreements governing our indebtedness.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.
In auditing our consolidated financial statements for the fiscal years ended December 31, 2017 and 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States (PCAOB).
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
Following the identification of the material weakness, we have taken measures to remedy the material weakness. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2019 after the remediation. For details on these initiatives, please see “Item 15. Controls and Procedures—Internal Control Over Financial Reporting—Remediation of the Material Weakness in Internal Control over Financial Reporting Reported in 2017 and 2018.”
The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their respective annual reports. In addition, an independent registered public accounting firm for a public company may be required to issue an attestation report on the effectiveness of such company’s internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.
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
We rely on certain key operating metrics, such as MAU and paying users, to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. We calculate these operating metrics using internal company data that have not been independently verified. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business. If investors make investment decisions based on operating metrics we disclose that are inaccurate, we may also face potential lawsuits or disputes.

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
COVID-19,
a novel strain of coronavirus, has spread worldwide. Our headquarters are located in Shanghai, China and we also lease office space in Wuhan for content screening team of approximately 450 employees. This outbreak of communicable diseases has caused, and may continue to cause us and certain of our business partners, to implement temporary adjustment of work schemes allowing employees to work from home and adopt remote collaboration. We have taken measures to reduce the impact of this epidemic outbreak, including, upgrading our telecommuting system, monitoring our employees’ health on a daily basis and optimizing our technology system to support potential growth in user traffic. However, we might still experience lower work efficiency and productivity, which may adversely affect our service quality. In addition, the outbreak may cause delay or cancellation in our offline events as well as delay in the delivery of our merchandise sold on our platform to the customers, which may in turn adversely affect our revenue and financial conditions. This outbreak has also caused the restrictions on our employees’ and other service providers’ ability to travel. As a result of any of the above developments, our business, financial condition and results of operations could be materially and adversely affected. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain the coronavirus or treat its impact, among others.
In recent years, there have been other breakouts of epidemics in China and globally. Our operations could be disrupted if one of our employees is suspected of having H1N1 flu, avian flu or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the PRC economy in general and the mobile internet industry in particular.
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
Any future outbreak of contagious diseases, extreme unexpected bad weather or natural disasters would adversely affect our offline events. If there is a recurrence of an outbreak of certain contagious diseases or natural disasters, the offline events operated by us may be cancelled or delayed. Government advices regarding, or restrictions on, holding offline events, in the event of an outbreak of any contagious disease or occurrence of natural disasters may have a material adverse effect on our business and operating results.
Our ability to conduct business in international markets may be adversely affected by legal, regulatory and other risks.
International expansion of our online games is an important component of our growth strategy and may subject us to additional risks and challenges, including but not limited to challenges in formulating effective local sales and marketing strategies targeting users from various jurisdictions and cultures, who have a diverse range of preferences and demands; challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them; exposure to different tax jurisdictions that may subject us to greater fluctuations in our effective tax rate and potentially adverse tax consequence; and risks of increased costs associated with doing business in foreign jurisdictions. If we fail to address any of these risks and challenges associated with our international expansion, our reputation, business and results of operations may be adversely affected.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.
The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.
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
Any failure to comply with PRC property laws and relevant regulations regarding certain of our leased premises may materially and adversely affect our business, financial condition, results of operations and prospects.
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
We have acquired, and may in the future acquire, companies that are complementary to our business. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see fit. For example, in September 2018, we increased the shareholding and acquired majority equity interests in Zenith Group Holdings Co., Limited (“Zenith”), the owner of a series of famous virtual singers, such as Luo Tianyi. In the fourth quarter of 2019, we acquired the remaining equity interests in Zenith. In December 2018, we entered into an agreement with certain affiliates of NetEase, Inc. to acquire NetEase Comics business, including copyrights of a large number of storylines from leading publishers and comic artists. In December 2018, we entered into an agreement to increase our shareholdings and to acquire majority equity interests in Maoer Inc., an audio platform offering audio drama. In July 2019, we entered into a series of agreements to acquire a controlling interest in Chaodian Inc. (“Chaodian”). Chaodian operates offline events, such as concerts and exhibitions
Bilibili Macro Link
and
Bilibili World
, and a talent agency that is currently managing many of our content creators.

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
In the opinion of our PRC counsel, AnJie Law Firm, based on its understanding of the relevant PRC laws and regulations, each of the contracts among Hode Technology, our VIEs and their shareholders is valid, binding and enforceable in accordance with its terms. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. If we are found in violation of any PRC laws or regulations or if the contractual arrangements among Hode Technology, our VIEs and their shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:
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
Although we have been advised by our PRC counsel, AnJie Law Firm, that each of the contracts among Hode Technology, our VIEs and their shareholders is valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over our VIEs and their subsidiaries as direct ownership. If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. These contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal system in China, particularly as it relates to arbitration proceedings, is not as developed as the legal system in many other jurisdictions, such as the United States. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs and may lose control over the assets owned by our VIEs. As a result, we may be unable to consolidate the financial results of such entities in our consolidated financial statements, our ability to conduct our business may be negatively affected, and our operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.
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
The National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 12, 2019, effective from January 1, 2020, which replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law in December, 2019, effective from January 1, 2020, to ensure fair and efficient implementation of the Foreign Investment Law. The judicial interpretation clarifies the issues regarding the validity of the investment contract violating the restrictive or prohibitive requirements in the negative list. According to the judicial interpretation, courts in China shall not, among other things, support contracted parties to claim foreign investment contracts in sectors not on the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019) as void because the contracts have not been approved or registered by administrative authorities. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it is difficult to predict the outcome of a judicial or administrative proceeding, and such unpredictability towards our contractual rights could adversely affect our business and impede our ability to continue our operations. The Foreign Investment Law and Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.
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
In addition, the Foreign Investment Law further specifies that foreign investments shall be conducted in line with the “negative list” to be issued or approved to be issued by the State Council. The internet content service, internet audio-visual program services and online culture activities that we conduct through our consolidated affiliated entities are subject to foreign investment restrictions set forth in the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2019) (2019 Negative List) issued by MOFCOM and the National Development and Reform Commission. It is uncertain whether the industry of internet content service, internet audio-visual program services and online culture activities, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions under the then updated “negative list” to be issued. If the then updated “negative list” requires companies with existing VIE structure like us to take further actions, such as MOC market entry clearance, we will face uncertainties as to whether such clearance can be timely obtained, or at all.

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
Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements on the distribution of information over the mobile and internet. Under these rules and regulations, content service providers are prohibited from posting or displaying over the mobile or internet content that, among others, violates PRC laws and regulations, impairs the national dignity of China or the public interest, is obscene, superstitious, fraudulent or defamatory, or may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of China. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Information Security and Privacy Protection.” In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by, or revoke licenses of, any internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. For example, in 2016, the National Office of Combating Pornography and Illegal Publications, the State Internet Information Office, the Ministry of Industry and Information Technology, or the MIIT, the Ministry of Culture, or the MOC, and the Ministry of Public Security jointly launched a “Clean Up the Internet 2016” campaign. Based on publicly available information, the campaign aims to eliminate pornographic information and content in the internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. During the campaign, relevant government authorities shut down 2,500 websites, removed 15,000 links and closed 310,000 accounts. Certain major public internet companies voluntarily initiated self-investigations to filter and remove content from their websites and cloud servers. In 2017, the regulatory authorities jointly initiated a “Clean Up the Internet 2017” campaign and, based on the publicly available information on November 7, 2017, 1,655 websites have been shut down during the campaign. In January 2019, CNSA, issued the Regulations on Administration of Network Short Video Platforms and Censoring Criteria for Network Short Video Contents to tighten the censorship on short video contents. The regulatory authorities carried out a series of law enforcement actions against violation of personal information protection from January to December 2019. On January 25, 2019, the CAC, the MIIT, the Ministry of Public Security, and the State Administration for Market Regulation jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages APP operators to conduct security certifications, and encourages search engines and APP stores to clearly mark and recommend those certified APPs. At the same time, they announced a one-year
special crackdown on the illegal collection and misuse of personal information by apps. As a result, a number of mobile apps were condemned publicly for their non-compliance
with personal information protection policies, including, among other non-compliance
actions, the failure to publish rules on the collection and improper use of users’ personal information, the failure to provide channels for users to access and revise their information, the failure to provide functions for users to cancel accounts, the unauthorized collection of personal information, the unreasonable requests for access, and the unauthorized sharing of information with third parties. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Transmission of Audio-Visual Programs.” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Information Security and Privacy Protection.”

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
In March 2018, the SAPPRFT issued a notice to further regulate the transmission of internet audio-visual programs. Due to the lack of clarification and detailed implementation rules, it is unclear to us whether and how this notice would be applicable to the PUGC content posted on our platform by our users. In November 2019, the CAC, the NRTA and the MCT, jointly issued the Notice on Promulgation of the Administrative Provisions on Internet Audio-visual Information Services, which required the providers of internet audio-visual information services to have sufficient capacities to deal with cyber threats, prevent internet illegal and criminal activities, and defend the integrity, safety and availability of online data. We have conducted a review of the content that may be implicated on our platform and believe our current content monitoring measures in place are adequate. However, given the uncertainty in the interpretation and implementation of this notice, we may be required to subsequently implement further content monitoring measures, which could materially and adversely affect our business, financial condition and results of operations. For further information regarding this notice, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Transmission of Audio-Visual Programs.”
Adverse changes in economic and political policies of the PRC government could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.
A substantial majority of our revenues is sourced from China
.
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
The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2010. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

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
If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders or ADS holders.
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a
PRC-controlled
enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day
operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.
We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident
enterprises, including the holders of our ADSs. In addition, non-resident
enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of the ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends paid to our non-PRC
individual shareholders (including our ADS holders) and any gain realized on the transfer of the ADSs or ordinary shares by such holders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise, but it is unclear whether our non-PRC
shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or the ADSs issuable upon conversion of the 2026 Notes.
If we are required to withhold PRC tax from interest payments on our 2026 Notes, we may be required, subject to certain exceptions, to pay such additional amounts as will result in receipt by the holders of the notes of such amounts as would have been received had no such withholding been required. Under certain circumstances, we will have the option to redeem the notes prior to their maturity, and a holder may not be able to re-invest
the redemption proceeds in comparable securities at the same rate of return of the notes. In addition, the requirement to pay additional amounts will increase the cost of servicing interest payments on the notes and could have an adverse effect on our financial condition.

There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.
Under the PRC Enterprise Income Tax Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside China, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our current PRC subsidiaries are wholly owned by our Hong Kong subsidiaries, such as Hode HK. Accordingly, Hode HK may qualify for a 5% tax rate in respect of distributions from its PRC subsidiaries. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated in 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (i) the taxpayer must be the beneficial owner of the relevant dividends, and (ii) the corporate shareholder to receive dividends from the PRC subsidiaries must have met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the SAT promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties in 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining “beneficial owner” status.
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
The PRC Ministry of Finance, the SAT and the General Administration of Customs promulgated the Announcement on Policies to Deepen Value-Added Tax Reform on March 20, 2019, which provides that the value-added tax rate of 16% in manufacturing and other industries is reduced to 13%, the value-added tax rate of 10% in transportation and other industries is reduced to 9%, and the value-added tax rate in value-added telecommunication service and other industries stays at 6% from April 1, 2019. We are subject to value-added tax at a rate of 13% on sales from April 1, 2019, less any deductible value-added tax we have already paid or borne. It is uncertain whether the value-added tax rate will be raised in the future, which could have a material adverse effect on our financial condition and results of operations. If we fail to comply with these regulations, we may be subject to sanctions including corrective orders, imposition of fines and confiscation of illegal gains.
China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress effective 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (meaning during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by MOFCOM before they can be completed. In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing MOFCOM regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the National Development and Reform Commission, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet content or mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review.

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
Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed
companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. In 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies. Under the notices and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. Failure of our PRC stock option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us, or otherwise materially adversely affect our business. The SAT has issued certain circulars concerning equity incentive awards. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Each of our PRC subsidiaries has obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes for those employees. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.
PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of offering of ADSs and notes to make loans to our PRC subsidiaries and our VIEs and their subsidiaries, or to make additional capital contributions to our PRC subsidiaries.
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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated
enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our equity offering and notes offering and the to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, SAFE issued Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28. Circular 28 allows non-investment
foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with PRC laws. Since Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.
In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our equity offering and notes offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
Fluctuation in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.
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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.
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
The trading price of our ADSs has ranged from US$12.85 to US$21.50 per ADS in 2019, and the last reported trading price on March 25, 2020 was US$22.87 per ADS. The trading price of our ADSs is likely to remain volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:
•	variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new product and service offerings, solutions and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our products and services or our industry;

•	additions or departures of key personnel;

•	releases at any time, in some cases without notice, of lock-up or other transfer restrictions on our outstanding ordinary shares, ADSs or other equity related securities;

•	sales of additional ADSs or other equity-related securities in the public markets, or issuance of ADSs upon conversion of convertible senior notes issued by us, or the perception of these events; and

•	actual or potential litigation or regulatory investigations.

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
We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders, and the incurrence of additional indebtedness could increase our debt service obligations.
We may require additional cash resources due to changed business conditions, strategic acquisitions or other future developments. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The sale of substantial amounts of our ADSs (including upon conversion of the concurrently offered convertible senior notes) could dilute the interests of our shareholders and ADS holders and adversely impact the market price of our ADSs. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
Conversion of the convertible senior notes offered may dilute the ownership interest of existing shareholders, including holders who had previously converted their convertible senior notes.
In April 2019, we issued the 2026 Notes. These notes bear interest at a rate of 1.375% per year, payable semiannually in arrears on April 1 and October 1 of each year, beginning on October 1, 2019, and will mature on April 1, 2026.
The conversion of some or all of the convertible senior notes will dilute the ownership interests of existing shareholders and existing holders of our ADSs. Any sales in the public market of the ADSs issuable upon such conversion may increase the opportunities to create short positions with respect to the ADSs, which could adversely affect prevailing market prices of our ADSs. In addition, the existence of the convertible senior notes may encourage short selling by market participants because the conversion of the convertible senior notes could depress the price of our ADSs. The price of our ADSs could be affected by possible sales of our ADSs by investors who view the convertible senior notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity, which we expect to occur involving our ADSs.

Provisions of our convertible notes could discourage an acquisition of us by a third party.
Certain provisions of our 2026 Notes could make it more difficult or more expensive for a third party to acquire us, or may even prevent a third party from acquiring us. For example, upon the occurrence of certain transactions constituting a fundamental change, holders of the convertible senior notes will have the right, at their option, to require us to repurchase all of their convertible senior notes or any portion of the principal amount of such notes. In the event of a fundamental change, we may also be required to increase the conversion rate for conversions in connection with such fundamental changes. By discouraging an acquisition of us by a third party, these provisions could have the effect of depriving the holders of our ordinary shares and holders of our ADSs of an opportunity to sell their ordinary shares and ADSs, as applicable, at a premium over prevailing market prices.
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
As of the date of this annual report, three of our directors, Rui Chen, Yi Xu and Ni Li, beneficially own all of our issued Class Y ordinary shares. As of February 28, 2020, these Class Y ordinary shares constitute approximately 26.0% of our total issued and outstanding share and 77.9% of the aggregate voting power of our total issued and outstanding share. As a result of the dual-class share structure and the concentration of ownership, holders of Class Y ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class Z ordinary shares and ADSs may view as beneficial.
The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.
S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class Z ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

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
Under the PRC Enterprise Income Tax Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between China and your jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC
resident enterprises, which do not have an establishment or place of business in China, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of ADSs or ordinary shares by such non-PRC
resident enterprise investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within China, unless a tax treaty or similar arrangement provides otherwise. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within China paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of ADSs or ordinary shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and similar arrangements and PRC laws. Although substantially all of our business operations are in China, it is unclear whether dividends we pay with respect to our ADSs, or the gain realized from the transfer of our ADSs, would be treated as income derived from sources within China and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. See “—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders or ADS holders.” If PRC income tax were imposed on gains realized through the transfer of our ADSs or on dividends paid to our non-PRC
resident investors, the value of your investment in our ADSs may be materially and adversely affected. Furthermore, our ADS holders whose jurisdictions of residence have tax treaties or similar arrangements with China may not qualify for benefits under such tax treaties or arrangements.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Rui Chen, the chairman of our board of directors and our chief executive officer, holds more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.
There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.
A
non-U.S.
corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our VIEs as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of these entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIEs for U.S. federal income tax purposes, and based on our current and expected income and assets (taking into account our current market capitalization), we do not believe we were a PFIC for the taxable year ended December 31, 2019 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. In addition, if it were determined that we do not own the stock of our VIEs for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase.
If we are a PFIC in any taxable year, a U.S. Holder may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under U.S. federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”
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
We are an exempted company limited by shares registered under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands (as revised from time to time), or the Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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
As a Cayman Islands company listed on the Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq corporate governance listing standards permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow our home country practice that (i) does not require us to hold an annual meeting of shareholders no later than one year after the end of its fiscal year and (ii) does not require us to seek shareholder approval for amending our share incentive plans. As a result, our investors may not be provided with the benefits of certain corporate governance requirements of Nasdaq.
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
The voting rights of holders of ADSs are limited by the terms of the deposit agreement or the deposit agreement for restricted securities, as relevant, and you may not be able to exercise your right to vote your Class Z ordinary shares.
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
Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the relevant deposit agreement, or for any other reason.
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
Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet and other related business, our WFOE later entered into a series of contractual arrangements with Shanghai Hode and Shanghai Kuanyu, which two entities we collectively refer to as our VIEs in this annual report, and their respective shareholders. As a result of our direct ownership in our WFOE and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of our VIEs. We treat them and their subsidiaries as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.
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
In December 2018, we and Taobao entered into a business collaboration agreement in content-driven
e-commerce
and commercialization of our intellectual property assets. Under the agreement, we and Taobao will collaborate to develop a dynamic ecosystem that will better connect content creators, merchandise and users on both platforms, among other things.
In April 2019, we issued the 2026 Notes. These notes bear interest at a rate of 1.375% per year, payable semiannually in arrears on April 1 and October 1 of each year, beginning on October 1, 2019, and will mature on April 1, 2026. Concurrently with the issuance of 2026 Notes, we also completed a registered offering of ADSs, where we offered 14,173,813 ADSs and certain selling shareholders offered 6,526,187 ADSs, at US$18.00 per ADS.

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
In January 2018, we launched the premium membership program allowing paying members to enjoy exclusive or view licensed content as well as original content in advance, which has attracted millions of subscriptions since then. As of December 31, 2019, we had 7.6 million valid premium members.
Our users have demonstrated high level of engagement on our platform. In the fourth quarter of 2019, we had an average of 130.3 million MAUs, as compared to 92.8 million for the same period in 2018. In 2019, the average daily time spent per active user on our mobile app was approximately 80.1 minutes, as compared to 78.4 minutes in 2018. Our official members are even more engaged. As of December 31, 2019, we had over 67.9 million official members, as compared to 45.3 million as of December 31, 2018. For official members who visited our platform in each month of 2018, our 12th-month retention rate was above 80%.
Our users also actively engage with a variety of social features offered on our platform, such as sending bullet-chats, commenting and messaging, as well as interactive features that enable them to interact with content creators, such as virtual gifting to show their support and appreciation. In 2019, we had an average of 37.1 million users who participated in social interactions monthly, generating a total of 2.1 billion interactions on a monthly basis, as compared to 24.2 million and 766.7 million in 2018.
Our Content
We offer a full spectrum of entertainment content, including PUG videos, licensed videos, original content, live broadcasting, short video clips, pictures, blogs and mobile games. Our content offerings cover a wide variety of themes, among which lifestyle, entertainment, games, anime and technology were the five most popular themes in terms of number of video views in the fourth quarter of 2019. The average time spent for entertainment content offered on our platform spans widely from less than one minute to more than an hour, depending on the format and genre of the content. In the fourth quarter of 2019, we had approximately 710.5 million average daily video views, as compared to approximately 435.9 million average daily video views in the same period of 2018.

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
We offer content creators tools and outlets for individualized creative expression outside traditional mainstream content formats. Since our inception in 2011, our PUG video content has experienced strong growth in terms of not only the number of users who upload videos produced or aggregated by themselves, but also the number and varieties of videos uploaded every day and the number of daily video views. In the fourth quarter of 2019, an average of approximately 94,700 videos were uploaded to our platform each day, covering a wide range of interest areas including anime, game, music, fashion, lifestyle and technology, and different editorial styles such as live documentary, spoof videos and others, as compared to a daily average of approximately 57,200 videos were uploaded in the same period of 2018. PUG videos are popular among and well received by our users due to their originality and creativity as well as their sharing and interactive characteristics. In 2019, PUG video views accounted for approximately 90.1% of our total video views, as compared to 89.0% in 2018.
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
Original Contents
Our original content includes both content produced
in-house
and content produced in collaboration with quality third-party partners. In 2019, we released a number of popular quality Chinese anime, documentaries, variety shows and other programs, including Bilibili-produced titles of such as Chinese anime
Incarnation
, series food documentary
The Story of Chuaner, Season 2
and animal reality show
Animal Hospital
, which helped us attract new users on a broader scale. In November, 2019, we hosted our annual “Made By Bilibili” event announcing our schedule for launching 40 Chinese anime titles in 2020 and 2021.
Live broadcasting and VAS
Live broadcasting provides an open venue for users to register and set up channels so that viewers with common interests can gather online and interact with hosts and among themselves. Unlike traditional recorded videos, live broadcasting allows the users to interact with the hosts on a real-time basis. Our live broadcasting channels cover a wide array of interests including anime, game, music, fashion, lifestyle and technology. As of the date of this annual report, game, music, dancing and drawing shows have accounted for a substantial majority of the content offered on our live broadcasting program.
Furthermore, we provide diversified live broadcasting content instead of relying on specific hosts to attract users. In 2018, we started a number of initiatives to expand our live broadcasting content such as live streaming
e-sports
games to cater to our game lover users, including
top-level
matches in
League of Legend
and the
Overwatch League Championships
. We recorded peak live-streaming page views in the 2019 League of Legends Pro League S9 grand finals. In addition, in December 2019, we entered into a letter of intent to purchase the three-year license for live broadcasting the League of Legends World Championship in China starting from 2020 at an aggregate purchase price of RMB800 million (US$114.9 million).

Members of our premium membership programs enjoy various privileges. Premium members have the exclusive or advanced access to a large content library comprised of animation, documentaries, TV series, movies and variety shows.
In November 2018, we launched the Bilibili Comic, a mobile app offering anime and comic contents.
In December 2018, we entered into an agreement with affiliates of NetEase, Inc. to acquire NetEase Comics business, including copyrights of storylines from leading publishers and comic artists, to further enrich our offerings of anime and comics and to upgrade our suite of premium-licensed content.
In December 2018, we increased our shareholdings in Maoer Inc., an audio platform offering audio drama, to expand our content offerings.
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
Mobile games
There is a large population of game lovers among our users. Game is the third most popular genre on our platform based on video views in 2019. We offer animation and comics themed mobile games that are compatible with our communities and user preferences, some of which are designed based on popular content on our platform. The games we offer are all immersive games, covering some of the most popular and engaging genres, such as massively multiplayer online role-playing games. In these games, users play online in a virtual environment existing on network game servers that connect a large number of players simultaneously to interact with each other within the games. As of December 31, 2019, we operated 29 exclusively distributed mobile games, over 750 jointly operated mobile games and one self-developed mobile game.
The most popular mobile games on our platform include Fate/Grand Order and Azur Lane. Fate/ Grand Order is an online role playing game based on the
Fate series
, an anime collective that began with the visual novel
Fate/staynight
and has since gathered a number of derivative works and adaptations bearing the same “Fate” name. Noticing the popularity of the
Fate series
on our platform, we strategically localized and launched Fate/Grand Order on an exclusive basis in China in September 2016. We extended our operation agreement on Fate/Grand Order until September 2020, and we are in the process of extending the term of this operation agreement.
Our Content Creators
We encourage and support content creators’ creation of original PUG videos, which has been the primary source of user traffic and the key driver for the growth of our user base and communities. In the fourth quarter of 2019, we had approximately 1.0 million average monthly active content creators, compared to approximately 0.6 million in the same period of 2018, and received an average of approximately 2.8 million monthly video submissions in the fourth quarter of 2019, compared to approximately 1.7 million in the same period of 2018, and 90.9% of the total video views are contributed by PUG videos in December 2019. As of December 31, 2019, the number of content creators with more than 10,000 followers had increased by 75.2% since December 31, 2018.
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

Our Platform
Our platform includes our “bilibili” mobile app, PC websites, Smart TV, Bilibili Comic, Maoer and a variety of related features, functionalities, tools and services that we provide to users and content creators. For mobile devices, users typically access our content through our dedicated “bilibili” mobile app or a mobile website that is largely similar in terms of functionality and appearance to our mobile app. Our mobile app is available for user download from the Apple and Android app stores. We also provide a PC website at
www.bilibili.com
. We additionally offer entertainment content across on smart TV devices. The majority of our active users are on mobile, and our mobile products continue to grow faster than our PC products.
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
Bullet chatting
. Bullet chatting is a live commenting function that enables content viewers to send comments that fly across the screen like bullets, and has become very popular among young internet users in China. Only registered users who passed our membership exam can send bullet-chats on our platform. Bullet-chats are frame- and context-specific and can be seen by all viewers who watch the same content at different times, and therefore can intrigue interactive commenting among content viewers. The bullet chatting feature has transformed the video-viewing experience by displaying thoughts and feelings of other audience viewing the same video and thus introducing additional meaning and context beyond what can be communicated by the content itself.
Liking and following
. Users can like content in several ways to encourage content creators, such as giving a “thumbs up”, voting, adding to favorites and casting coin. Users can also opt to follow a content creator, and then they will be able to see such content creator’s timeline posts.
Interacting with fans
. Content creators can use timeline and fans group to interact with their fans. Timeline enables users to express and share their interests and stories in the form of text and multimedia content such as pictures and short video clips. Content creators can utilize this feature to notify their followers when they upload and release new content on our platform. In addition, users can join fans group to interact with content creators, live broadcasting hosts and other followers.
Gifting and rewarding
. Users can send free or paid virtual items to live broadcasting hosts and content creators to show their support and appreciation.
Sharing and communicating
. Users can share and repost content uploaded by other users, add comments, send instant messages and view their history of interactions with other users.
Community events
. Every year, we hold large festivals and community events for our users, including Chinese New Year Gala and Bilibili Dancing Festival. We invite content creators and hosts of our live broadcasting program to participate in the preparation of some of these events. Chinese New Year Gala is our signature community event that we started in 2010 where we invite all content creators to create and upload
ACG-inspired
videos and select the best among them to produce an extended program according to each year’s theme to celebrate Chinese New Year with our users. In January 2020, we hosted the Bilibili Top 100 Content Creators Award Ceremony to celebrate and award the outstanding achievements of leading content creators in various categories. In December 2019, we hosted our first New Year’s Eve concert “The Most Beautiful Night of 2019”
to mark December 31, 2019, the turn of the decade. The
4-hour
entertainment showcase was an immediate hit and quickly became one of the most talked about New Year’s Eve gala in China. The playbacks have been viewed over 90 million times, generating approximately 3 million bullet-chats.

Our support features for content creators
We have developed the following support features and applications to encourage and facilitate production of creative content by content creators.
Uploading tools
. We have developed a variety of uploading tools to enable users to efficiently upload multi-media content, including videos in different length, pictures, blogs and other forms of content. Some of our uploading tools also contain editing features which can help users add a variety of visual and audio effects to the content.
Analytic tools
. Our analytic tools allow users to see a range of backstage data, such as demographics of followers and viewers, and data on user behavior, such as following/un-following,
viewing, commenting and bullet chatting. Such information gives content creators insights into current trends and user preferences and help content creators improve and make their creative work more relevant.
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
Membership exam for registered users
. Registered users need to pass our multiple-choice membership exam consisting of 100 questions in order to become our “official members”, after which additional interactive and community features, such as bullet chatting and commenting, will become available to them. The membership exam includes questions on community etiquette regarding uploading videos and sending bullet-chats, and a set of questions from a range of topics with which registered users are familiar, such as anime, music, games and technology. Registered users need to answer a total of 60 questions correctly to pass the membership exam. As of December 31, 2019, we had 67.9 million official members who passed our membership exam.
Community management
. Our veteran users have voluntarily formed a community discipline committee to monitor and report any inappropriate content that has been posted on our platform, which has proven to be an effective means to regulate our users’ behavior in our communities. To support their efforts, we have worked with and provided them with technical means to help them carry out their activities more effectively and enforce their disciplinary decisions. If we confirm that a user has uploaded content that contains provocative and hate speech, personal attacks, fraudulent information or other offensive information, we may temporarily suspend or permanently terminate such user’s account, and display such user’s account information and reason for the disciplinary action under “Dark Chamber” tab, which is open to all users on our platform. This measure also allows users to participate in the management of our communities and helps us educate users and foster a self-regulating environment to protect and strengthen the community values that we hold dear. See “—Content Management and Review.”

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
As of December 31, 2019, we operated 29 exclusively distributed mobile games, over 750 jointly operated mobile games and one self-developed mobile game. For our exclusively distributed mobile games, we generally were granted royalty-bearing license with the exclusive right to market and distribute mobile games in China. We also entered into joint operating agreements with game developers and distributors pursuant to which we were granted non-exclusive
licenses to promote and distribute games on our platform.
We routinely customize our exclusively distributed mobile games and adapt them to our users’ preferences and provide operation and servicing support with our own servers to optimize the game experience for our users. For jointly operated mobile games, we generally provide distribution, payment solutions and market promotion services, while game developers are responsible for providing game products, hosting and maintenance of game servers and determining the pricing of in-game
virtual items.
To further explore opportunities in this business sector, we entered into a strategic collaboration agreement with Tencent, pursuant to which, we will jointly operate more Tencent games on our platform.
Live broadcasting and VAS
We offer various live broadcasting content covering a broad range of interests and topics. We offer various virtual items for sale on our live broadcasting program. These virtual items can produce special effects on the screen, such as storms and fireworks. Users can also purchase virtual items on other parts of our platform, and send the virtual items to their favorite content creators to show appreciation and provide them with monetary rewards.
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
In January 2018, we launched a premium membership program allowing paying members to enjoy exclusive or view licensed content as well as original content in advance. As of December 31, 2019, we had 7.6 million valid premium members.
In November 2018, we launched the Bilibili Comic, a mobile app offering anime and comics contents. In December 2018, we acquired NetEase Comics business, to further enrich our offerings of anime and comics and to upgrade our suite of premium-licensed content. In December 2018, we entered into an agreement to increase our shareholdings and to acquire majority equity interests in Maoer Inc., an audio platform offering audio drama.

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
in-program
advertisements.
E-commerce
and others
We offer
ACG-related
merchandise and offline events tickets on our platform, and generate revenues from sales of these products.
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
User Privacy and Safety
The vitality and integrity of our communities are cornerstones of our business. We dedicate significant resources to the goal of strengthening our communities through developing and implementing programs designed to protect user privacy, promote a safe environment, and ensure the security of user data. The user privacy policy on our platform describes our data use practices and how privacy works on our platform. Specifically, we provide users with adequate notice as to what data are being collected and undertake to manage and use the data collected in accordance with applicable laws and make reasonable efforts to prevent the unauthorized use, loss or leak of user data. In addition, we use a variety of technologies to protect the data with which we are entrusted and have a team of privacy professionals dedicated to the ongoing review and monitoring of data security practices. For example, we store all user data in encrypted format and strictly limit the number of personnel who can access those servers that store user data. For our external interfaces, we also utilize firewalls to protect against potential attacks or unauthorized access.
Content Management and Review
We maintain two levels of content management and review procedures to monitor the content uploaded to our platform to help ensure that no content that may be deemed to be prohibited by government rules and regulations is posted and to promptly remove any infringing content. The first level of review procedure is conducted through our proprietary artificial intelligence-based screening system. This system automatically flags and screens out newly uploaded videos that have piracy issues or contain illegal or inappropriate content by comparing them with copyrighted or objectionable videos stored in our own in-house
“black list” databases and identifying those with similar codes. Once the content is processed by our technology screening system, our system then extracts fingerprint trails from the content and sends them to our content screening team for the second-level review. As of February 28, 2020, our content screening team consists of approximately 1,200 employees dedicated to screening and monitoring the content uploaded on our platform on a
24-hour,
7-day
basis. They work around the clock to ensure that the flagged content identified by our screening system is reviewed and confirmed before it can be released. We provide initial training during the onboarding process for new hires. We also offer periodic training sessions to keep these employees apprised of any regulatory and policy changes, and supervise and monitor their work. All of the content needs to go through these two levels of review procedures before it is released on our platform.

All of the other content, primarily consisting of bullet-chats posted by users, is also automatically filtered by our screening system, which utilizes an artificial intelligence-based screening system to conduct semantic analysis on bullet-chats to analyze, identify and screen out inappropriate bullet-chats. With respect to live broadcasting, we have a separate monitoring team to review and monitor the content and activities of hosts of our live broadcasting program as well as the bullet-chats posted by viewers.
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
Competition
We face significant competition primarily from companies that operate online entertainment platforms in China designed to engage users, especially Generation Z, and capture their time spent on mobile devices and online. In particular, our competitors mainly include large online video streaming platforms, online game developers and operators, other platforms offering video products, live broadcasting platforms, comics content providers, social media platforms and other online entertainment platforms. We compete to attract, engage and retain users, to attract and retain advertisers, and to attract and retain content providers to improve and expand our content library and unique offerings. Our competitors may compete with us in a variety of ways, including by obtaining exclusive online distribution rights for popular content, conducting brand promotions and other marketing activities, and making acquisitions. We have exclusive distribution rights only for certain PUGC content on our platform. Our content creators are generally free to post their content on our competitors’ platforms, which may divert user traffic from our platform.
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
Regulations Related to Foreign Investment
Foreign Investment Law
. According to the Foreign Investment Law promulgated on March 15, 2019 and effective on January 1, 2020, foreign investments are entitled to pre-entry
national treatment and are subject to negative list management system. The pre-entry
national treatment means that the treatment given to foreign investors and their investments at the stage of investment access is not lower than that of domestic investors and their investments. The negative list management system means that the State implements special administrative measures for access of foreign investment in specific industries and sectors. Foreign investors shall not invest in any forbidden industries or sectors stipulated in the negative list and shall meet the conditions stipulated in the negative list before investing in any restricted industries and sectors. In principle, the PRC government will not impose expropriation on foreign investments. However, under special circumstances, for the public interest, the PRC government is allowed to impose expropriation on foreign investment under legal procedure, and PRC government should grant fair and reasonable compensation to the relevant foreign investors. Foreign-invested enterprises are allowed to raise funds through public issuance of shares, corporate bonds and other securities in accordance with the PRC law.
Industry Catalogue Related to Foreign Investment
. Investment activities in China by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, which was promulgated by MOFCOM and the National Development and Reform Commission, as amended from time to time. Industries listed in the catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged industries. For some restricted industries, foreign investors can only conduct investment activities through equity or contractual joint ventures, while in some cases PRC partners are required to hold the majority interests in such joint ventures. In addition, projects in the restricted category are subject to higher-level governmental approvals. Foreign investors are not allowed to invest in industries in the prohibited category. The Special Administrative Measures (Negative List) for the Access of Foreign Investment (2019), or the 2019 Negative List, was promulgated by the National Development and Reform Commission and the MOFCOM on June 30, 2019 and became effective on July 30, 2019. The negative list for access of foreign investment specified in the Guidance Catalogue of Industries for Foreign Investment in 2017 was repealed simultaneously. If foreign investment falls into industries specified in the 2019 Negative List, special administrative measures shall apply. According to the 2019 Negative List, the proportion of foreign investments in entities engaged in value- added telecommunications business shall not exceed 50%. The online transmission of audio-visual programs business, online publishing services and internet cultural business remain as prohibited industries for foreign investment.
Foreign Investment in Telecommunication Business
. Regulations for Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the PRC State Council in 2001 and most recently amended in February 2016, set forth detailed requirements with respect to, among others, capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. These regulations prohibit a foreign entity from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and the major foreign investor in any value-added telecommunications service business in China shall have good track record in such industry.
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

Regulations Related to Value-added Telecommunications Services
In 2000, the PRC State Council promulgated the Telecommunications Regulations, most recently amended in February 2016. The Telecommunications Regulations categorize all telecommunications businesses in China as either basic or value-added. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The “Classified Catalogue of Telecommunications Services”, an attachment to the Telecommunications Regulations, most recently amended by the MIIT on June 6, 2019, categorizes various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services. According to the catalogue, internet information services, or ICP services, are classified as value-added telecommunications services. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an ICP License from the MIIT or its provincial level counterparts.
According to the Administrative Measures on Internet Information Services, or the Internet Information Measures, promulgated by the State Council in 2000 and amended in 2011, “internet information services” refer to the provision of information through the internet to online users, and is divided into “commercial internet information services” and
“non-commercial
internet information services.” A commercial ICP service operator must obtain an ICP License from the relevant governmental authorities before engaging in any commercial ICP service within China, while ICP License is not required if the operator will only provide internet information on a non-commercial
basis. The Internet Information Measures and other relevant measures also ban internet activities that constitute publication of any content that, among others, propagates obscenity, pornography, gambling and violence, or incites the commission of crimes or infringes upon the lawful rights and interests of third parties. If an internet information service provider detects information transmitted on their system that falls within the specifically prohibited scope, such provider must terminate such transmission, delete such information immediately, keep records and report to the governmental authorities in charge. Any internet information service provider’s violation of these requirements will lead to the revocation of its ICP License and, in serious cases, the shutting down of its website.
The Administrative Measures for Telecommunications Business Operating License, promulgated by the MIIT, effective on September 1, 2017, set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these measures, a commercial ICP service operator must first obtain an ICP License from the MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent governmental authority, imposition of fines and confiscation of illegal gains and, in the case of significant infringements, orders to close the website.
In addition to the regulations and measures above, provision of commercial internet information services on mobile internet applications are regulated by the Administrative Provisions on Information Services of Mobile Internet Applications, promulgated by the State Internet Information Office in June 2016. Information service providers of mobile internet applications are subject to these provisions, including acquiring relevant qualifications and being responsible for management of information security. An internet application program provider must verify a registered user’s true identity based on mobile phone number and other identity information. An internet application program provider should not enable functions that can collect a user’s geographical location information, access user’s contact list, activate the camera or recorder in the user’s mobile device, activate functions irrelevant to its services, or to conduct bundle installations of irrelevant application programs, unless the internet application program provider has clearly indicated the intention to the user and obtained the user’s consent.
On December 16, 2016, the MIIT promulgated the Interim Measures on the Administration of
Pre-Installation
and Distribution of Applications for Mobile Smart Terminals, effective on July 1, 2017. The Mobile Application Interim Measures requires, among others, that internet information service providers must ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user conveniently, unless it is a basic function software, which means a software that supports the normal function of hardware and operating system of a mobile smart device.

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
re-dub,
re-caption
or otherwise ridicule classic works, radio and television programs, or original internet audio-visual programs without authorization, (iii) not transmit re-edited
programs which unfairly distort the original content, (iv) strictly monitor the adapted content uploaded by platform users and not provide transmission channels for illicit content, (v) immediately take down unauthorized content upon receipt of complaints from copyright owners, radio and television stations, or film and television production institutions, (vi) strengthen the administration of movie trailers and prevent improper broadcasting of movie clips and trailers prior to authorized release, and (vii) strengthen the administration of sponsorship and endorsement for internet audio-visual programs. Pursuant to this notice, the provincial branches of SAPPRFT shall have the authority to supervise radio and television stations and websites that offer audio-visual programs within its jurisdiction and require them to further improve their content management systems and implement relevant management requirements.
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
In January 2019, the CNSA issued the Regulations on Administration of Network Short Video Platforms, which requires network platforms to obtain the License for Online Transmission of Audio-visual Programs and relevant qualifications to provide short video services, and to strictly operate within the scope of such license. The network short video platform is required to establish a chief-editor content management and responsibility system, and all contents of a short video, including but not limited to its title, description, bullet-chats and comments shall be reviewed in advance before the content is broadcasted. Furthermore, the content reviewer is expected to have high political awareness and professionality. These content reviewers shall be trained by the provincial or higher level radio and television management departments, and the number of content reviewers shall be sufficient considering the number of short videos uploaded and broadcasted on the platform. In principle, the number of content reviewers should be more than one-thousandth
of the number of short videos newly broadcasted on the platform per day.

In January 2019, the CNSA issued the Censoring Criteria for Network Short Video Contents, which sets forth in details of contents prohibited to be broadcasted, such as violence, pornography, gambling, terrorism, superstitious and illegal or immoral contents.
In March 2019, the NRTA promulgated the Provisions on the Administration of Programs for Minors, which requires the internet audio-visual program service providers to establish special channels to stream programs for minors at conspicuous places in a conspicuous manner. Internet audio-visual program services providers shall censor programs for minors prior to the broadcasting according to relevant provisions; and for the live-streaming programs, the internet audio-visual program services providers should take necessary technical measures such as delayed live-streaming or substitutions with alternative programs to ensure that the live-streaming will not contain any content prohibited by this Regulation, such as violence and terrorism. Internet audio-visual program services providers shall assign special personnel with minors protection working experience or education background to take in charge of the pre-broadcasting
censorship. These service providers are also required to establish evaluation committees to review the programs for minors periodically, and to submit a written report annually about the protection of minors to the NRTA local branch. If a network user uploads programs containing the image and information of a minor without the consent of the minor’s statutory guardian(s), then the statutory guardian(s) of the minor are entitled to notify the internet audio-visual program services provider to take necessary measures such as deleting, blocking and disconnecting the link, and the internet audio-visual program services provider should take relevant measures timely upon the receipt of the notice and after the confirmation of the identity.
On November 18, 2019, the CAC, the MCT and the NRTA, jointly issued the Administrative Provisions on Online Audio-Visual Information Services, effective on January 1, 2020, which provides that online audio-visual information service providers are the principals responsible for information content security management, and should, among other things, establish and improve their internal policies in relation to user registration, scrutiny of information publication, and information safety management. Organizations and individuals are prohibited from using online audio-visual information services and related information technology to carry out illegal activities and infringe legal rights and interests of others. The Provisions further set out requirements for utilization of new applications driven by new technology (such as deep learning and virtual reality) to produce, publish and disseminate audio-visual information, for example, audio-visual information service providers are required to conduct safety evaluation, identify and label fraudulent audio-visual information, and to defeat rumors, false news and content violating user agreements.
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

Regulations Relating to Commercial Performances
The Administrative Regulations on Commercial Performances was promulgated by the State Council and took effect on February 6, 2016. According to these regulations, a culture and arts performance group shall have full-time performers and equipment in line with its performing business, and obtain approval from local culture administrative department to legally engage in commercial performances. A performance brokerage agency shall have three or more full-time performance brokers, and obtain approval from local culture administrative department. The culture administrative department will issue a commercial performance license upon the approval. Anyone or any entity engaging in commercial performance activities without such approval may face confiscation of performance equipment and illegal proceeds, and a fine of 8 to 10 times the illegal proceeds, and where there are no illegal proceeds or the illegal proceeds are less than RMB10,000, a fine of RMB50,000 to RMB100,000.
Regulations Related to Private Network and Targeted Communication Audio-Visual Program Services
On April 25, 2016, the SAPPRFT issued the Provisions on the Administration of Private Network and Targeted Communication Audio-visual Program Services, effective on June 1, 2016. According to these provisions, private network and targeted communication audio-visual program services include the provision, integrated control, transmission and distribution of audiovisual content through internet protocol television (IPTV), private network mobile TV, internet TV. and other targeted channels. Operators engaging in private network and targeted communication audio-visual program services must obtain a permit for the network transmission of audio-visual Programs from the SAPPRFT. Only PRC state-owned or state-controlled entities may engage in private network and targeted communication audio-visual program services. We cooperate with a PRC licensed entity for the development of relevant programs and provision of audio-visual program services through private network and targeted communication channels, such as smart TVs. According to a press conference of SAPPRFT regarding the Private Network audio-visual Programs Administration Provisions, internet audio-visual program services provided through the public internet, other than private network and targeted communication channels, should comply with the Audio-visual Program Provisions. See “—Regulations Related to Online Transmission of Audio-Visual Programs” for a description of regulations affecting internet audio-video program services provided through the public internet.
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
On December 15, 2019, the Regulations on the Ecological Governance of Network Information Content were promulgated by the CAC, effective from March 1, 2020, which specify the scopes of content that are encouraged, prohibited and prevented from producing, re-producing
and publishing. The network information content service platforms should fulfill the main responsibility of content management and should establish the ecological governance mechanism of the network information, improve systems of user registration, account management, information publishing review, and emergency response. The regulations also set forth detailed rules for network information content service platforms to manage user accounts, examine online information on a real time basis, remove unfounded rumors and crackdown illicit industry chains.
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

Regulations Related to Online Games
Regulatory Authorities and Restriction on Foreign Investment.
In 2008, the General Office of the State Council issued a circular, pursuant to which, the GAPP is responsible for the examination and approval of online games prior to the online publication, while the MOC is responsible for regulating the online game market. In 2009, the GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of
Pre-examination
and Approval of Internet Games and the Examination and Approval of Imported Internet Games,” which expressly requires that all online games need to be screened by the GAPP through the pre-approvals
before they can be operated online, and any updated online game versions or any change to the online games shall be subject to further pre-approvals
before they can be operated online.
Pursuant to the Notice to Adjust the Scope of Online Culture Operation License Approval and to Further Regulate the Approval Work released by MCT in May 2019, Ministry of Culture and Tourism (the “MCT,” the successor of the MOC) no longer assumes the responsibility to regulate online game industry, and the provincial counterparts of MCT would no longer grant Online Culture Operation Licenses covering the business scope of using the information network to operate online games. The licenses granted by the MCT before this notice will remain valid until the expiration dates of these licenses, but those whose business scopes include only the operation of online games cannot be renewed after the expiration dates. On July 23, 2019, the MCT announced the abolishment of the Interim Measures on Administration of Online Games, which regulated the issuance of Online Culture Operation Licenses relating to online games.
Both the internet publishing services (including the online game publishing) and internet culture operation (including the online game operation) fall within the prohibited categories in the Negative List. The Notice Regarding the Consistent Implementation of the “Regulation on Three Provisions” of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of
Pre-examination
and Approval of Online Games and the Examination and Approval of Imported Online Games, or the GAPP Notice, promulgated by the GAPP, together with the National Copyright Administration and the Office of the National Working Group for Crackdown on Pornographic and Illegal Publications in 2009, provides that, among other things, foreign investors are not permitted to invest or engage in online game operations in China through their wholly-owned subsidiaries, equity joint ventures or cooperative joint ventures, and foreign investors are not permitted to gain control over or participate in domestic online game operations indirectly through joint ventures, contractual agreements or technical support. Serious violation of the GAPP Notice will result in suspension or revocation of relevant licenses and registrations.
Online Game Examination and Publishing.
Pursuant to the Administrative Measures for Internet Publishing Services jointly promulgated by the SAPPRFT and the MIIT in February 2016, online publications such as games provided to the public through information networks must be approved by the SAPPRFT and the service operator must obtain an online publishing service license. An online publishing service provider shall first file an application with the competent provincial-level counterpart of the SAPPRFT in the place where it is located and the application, if approved, shall be submitted to the SAPPRFT for approval. For the publishing of online games authorized by foreign copyright owners, the online publishing service provider shall obtain legal authorization for the copyright and complete the approval formalities.
In May 2016, the SAPPRFT issued a Notice on Administration of Mobile Game Publishing Services, or the Mobile Game Notice, which provides that the content of mobile games is subject to its review, and that mobile game publishers and operators must apply for publishing and authorization codes for the games. Under the Mobile Game Notice, significant upgrades and expansion packs for mobile games that have previously been approved for publishing could be regarded as new works, and the operators will be required to obtain approval for such upgrades and expansion packs before they are released. In the event of any failure to meet these license and approval requirements, an operator may face heavy penalties, such as being ordered to stop operation, or having its business license revoked.
The Central Committee of the Communist Party of China issued the Plan for Deepening the Institutional Reform of the Party and State and the National People’s Congress adopted the Institutional Reform Plan of the State Council in March 2018 (collectively, the “Institutional Reform Plans”). According to the Institutional Reform Plans, the SAPPRFT was reformed and now known as the NRTA and the NAPP. Concurrently with the implementation of this reformation, the assessment and pre-approval
on domestic and foreign developed online games by GAPP had been suspended during April to December 2018 and had resumed since December 2018. After this re-organization,
companies need to apply with the NAPP for the approvals publishing the online games.

Online Game Operation.
In June 2010, the MOC promulgated the Interim Measures on Administration of Online Games, or the Online Game Interim Measures, amended on December 15, 2017, which governed the research, development and operation of online games and the issuance and trading services of virtual currency. All operators of online games, issuers of virtual currency and providers of virtual currency trading services are required to obtain Internet Culture Operation Licenses. An Internet Culture Operation License is valid for three years.
In May 2019, MCT released the Notice on Adjusting the Scope of Examination and Approval regarding the to Further Regulate the Approval Work, pursuant to which the provincial counterparts of MCT would no longer grant Internet Culture Operation License covering he business scope of using the information network to operate online games.
On July 23, 2019, the MCT announced the abolishment of the Online Game Interim Measures. After the abolishment, the game operators are no longer required to apply to MCT for examination of imported online games or go through filing procedures for domestic online games.
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

In August 2016, the CAC issued the Regulations for the Administration of Mobile Internet Applications Information Services, pursuant to which the mobile applications information service providers shall satisfy relevant qualifications required by laws and regulations, strictly carry out the information security management responsibilities and fulfill their obligations in various aspects relating to the real-name system, protection of users’ information and the examination and management of information content. The app store service providers shall file with the local cyberspace administration authorities within 30 days after its app store services being launched, and such app store service providers are responsible for overseeing app information service providers operated in their stores.
In August 2018, the National Health Commission, the MOE, together with several other government agencies, jointly issued the Implementation on Comprehensive Prevention and Control of Juveniles’ Myopia, which sets forth the plans to control the number of new online games and to restrict the amount of time when juveniles play games and use electronic devices.
On October 25, 2019, the NAPP issued the Notice on Preventing Minor’s Addiction to Online Games, which requires all online gamers to register accounts with their valid identity information and all game companies to stop providing game services to users who fail to do so. Furthermore, minors are prohibited from playing games exceeding a certain period of time per day or charging their accounts exceeding a certain amount.
Regulations Related to Internet Publication
The NAPP is the governmental agency responsible for regulating publishing activities in China. In February 2016, the MIIT and the SAPPRFT jointly promulgated the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, which took effect in March 2016. According to the Online Publishing Provisions, all online publishing services provided within the territory of China are subject to the Online Publishing Provisions, and an online publishing services permit shall be obtained to provide online publishing services. Pursuant to the Online Publishing Provisions, “online publishing services” refer to providing online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are made available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio-visual reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio-visual product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT. The foreign invested enterprises are prohibited from providing online publication services. If an online publication service provider intends to cooperate for an online publication services project with foreign invested enterprises, overseas organizations or overseas individuals, it must report to the SAPPRFT and obtain an approval in advance. Also, an online publication service provider is prohibited from lending, leasing, selling or otherwise transferring the Online Publication Service License, or to allow any other online information service provider to provide online publication services in its name.
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
On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Personal Information Interpretations, effective from June 1, 2017. The Personal Information Interpretations clarify several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253A of the Criminal Law of the People’s Republic of China, including “citizen’s personal information”, “provision”, and “unlawful acquisition”. Also, the Interpretations specify the standards for determining “serious circumstances” and “particularly serious circumstances” of this crime.

On November 15, 2018, the CAC and the Ministry of Public Security jointly issued the Provisions on Security Assessment of the Internet Information Services with Public Opinion Attributes or Social Mobilization Capacity, which require providers of internet information services to conduct security assessments on their internet information services if their services include forums, blogs, microblogs, chat rooms, communication groups, public accounts, short-form videos, online live-streaming, information sharing, mini programs or other functions that provide channels for the public to express opinions or have the capability of mobilizing the public to engage in specific activities. Providers of internet information services must conduct self-assessment on, among other things, the legality of new technology involved in the services and the effectiveness of security risk prevention measures, and file the assessment report with the local competent cyberspace administration authority and public security authority.
On August 23, 2019, the CAC issued the Provisions on Protecting Children’s Personal Information in Cyberspace, effective from October 1, 2019. Network operators are required to establish special policies and user agreements to protect children’s personal information, and to appoint special personnel in charge of protecting children’s personal information. Network operators who collect, use, transfer or disclose personal information of children are required to, in a prominent and clear way, notify and obtain consent from children’s guardians. The CAC, the MIIT, the Ministry of Public Security and the State Administration for Market Regulation promulgated a series of regulations in relation to personal information collection and use in the field of Apps in 2019, including: (i) Circular concerning Special Campaigns against the Illegal Collection and Use of Personal Information by Apps; (ii) Circular concerning App Security Certification; and (iii) Guidelines for Self-Examination of Apps on the Illegal Use of Personal Information.
Meanwhile, the regulatory authorities carried out a series of law enforcement actions in 2019 against apps that fail to protect users’ personal information . For example, in the first quarter of 2019, MIIT organized a spot check on 106 internet services provided by 100 internet companies, and ordered some to correct their failures to publish policies on the collection and usage of users’ personal information, to provide channels for users to access and revise personal information, and to provide functions for users to cancel their accounts. In March, 2019, the State Administration for Market Regulation carried out a special law enforcement action against the infringement on consumers’ personal information On October 31, 2019, the MIIT issued the Notice to Rectify Mobile Apps’ Infringement on Users’ Interests, announcing that it will launch a rectification program on mobile app service providers and distribution service providers, including App stores, from November 6, 2019 to December 20, 2019. The inspection covers the illegal collection and usage of personal information, unreasonable request for user authorization, and obstacles for users to cancel their accounts. On December 19, 2019, the MIIT issued a list of mobile apps that failed to pass its inspection, and none of our mobile Apps was not named. therein.
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
On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the
E-commerce
Law of the PRC, or the
E-commerce
Law, which came into effect on January 1, 2019. The
E-commerce
Law imposes a series of requirements on
e-commerce
platform operators, merchants operating on the platform and the individuals and entities carrying out business online. According to the
E-commerce
Law,
e-commerce
operators who provide search results based on consumers’ characteristics such as hobbies and consumption habits shall also provide consumers with options that are not targeted at their personal characteristics at the same time, respect and fairly protect the legitimate interests of the consumers. According to the
E-commerce
Law,
e-commerce
platform operators are required to assume joint liability with the merchants and may be subject to warnings and fines up to RMB2,000,000 where (i) they fail to take necessary actions when they know or should have known that the products or services provided by the merchants on the platform do not meet personal and property security requirements, or otherwise infringe upon consumers’ legitimate rights; or (ii) they fail to take necessary actions, such as deleting and blocking information, disconnecting, terminating transactions and services, when they know or should have known that the merchants on the platform infringe upon the intellectual property rights of others. With respect to products or services affecting consumers’ health and safety,
e-commerce
platform operators will be held liable if they fail to review the qualifications of merchants or fail to safeguard the interests of consumers, and may be subject to warnings and fines up to RMB2,000,000.
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
In October 2015, the General Office of the State Council issued Opinions of the General Office of the State Council on Strengthening the Governance of Infringement and Counterfeiting on the Internet to (i) take special actions to crack down online infringements and piracy and strengthen the monitoring and regulation in the key fields of internet (mobile phone) literature, music, film and TV, games, animation, software and standards with copyright to detect and punish infringement and piracy timely; (ii) expand the key scopes of copyright regulation, extend copyright regulation to new forms of transmission including mobile application, cloud storage, micro-blog and WeChat, and (iii) handle online patent dispute cases, strengthen law enforcement and safeguard patent rights in the field of
e-commerce.
In May 2017, in order to ramp up the efforts to clean up infringements and counterfeiting in the field of internet, the General Office of the State Council further issued “Circular of the General Office of the State Council on Issuing the Major Tasks in Nationwide Crackdown on the Infringement of Intellectual Property Rights and Production and Sale of Counterfeit and Shoddy Goods in 2017.” Meanwhile, the regulatory authorities have been conducting an annual “Clean Up the Internet” campaign in the past several years to combat the internet infringement of intellectual property.

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
Trademark
Registered trademarks are protected under the Trademark Law adopted in 1982 and most recently amended in 2019, as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council on August 3, 2002 (Revised in 2014). The PRC Trademark Office of the State Administration for Industry and Commerce is responsible for the registration and administration of trademarks throughout China. The Trademark Law has adopted a
“first-to-file”
principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark shall not prejudice the existing right of others obtained by priority, nor shall any person register in advance a trademark that has already been used by another person and has already gained “sufficient degree of reputation” through that person’s use. After receiving an application, the PRC Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. Within three months after such public announcement, any person may file an opposition against a trademark that has passed a preliminary examination. The PRC Trademark Office’s decisions on rejection, opposition or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no opposition is filed within three months after the public announcement period or if the opposition has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year
period, unless otherwise revoked.
Domain name
The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by MII, effective in November 2017. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and PRC domain names. CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the CNNIC Rules, effective in May 2012. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Domain Name Disputes, file a suit to the People’s Court or initiate an arbitration procedure. On November 27, 2017, the MIIT issued Circular on Regulating the Use of Domain Names for Internet Information Services, effective on January 1, 2018, pursuant to which an internet access service provider shall, pursuant to requirements stated in the Anti-terrorism Law of the PRC and the Cyber Security Law of the PRC, verify the identity of each internet information service provider, and shall not provide services to any internet information service provider that refuses to submit truthful information about its identity.

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
On October 23, 2019, SAFE issued Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28. Circular 28 allows non-investment
foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with PRC laws. Since Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.
Regulations Related to Dividend Distributions
The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include the Company Law of the PRC last amended in 2018, the Foreign Investment Law issued in 2019 and the Implementation Regulations for the Foreign Investment Law effective in January 2020. Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax
profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends.
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

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and consolidated affiliated entities as of the date of this annual report:

Notes
(1)	Rui Chen holds 100% equity interests in Shanghai Kuanyu. He is also the chairman of our board of directors and our chief executive officer.

(2)	Rui Chen, Yi Xu, Ni Li and two other individuals hold 52.3%, 34.8%, 3.4% and 9.5% equity interests in Shanghai Hode, respectively. Among them, Mr. Chen, Mr. Xu and Ms. Li are also directors and officers of our company.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Hode Technology (our WFOE), our principal VIEs and their respective shareholders. These contractual arrangements enable us to (i) exercise effective control over our principal VIEs; (ii) receive substantially all of the economic benefits of our principal VIEs; and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of them when and to the extent permitted by PRC law.
Agreements that provide us effective control over our principal VIEs
Powers of Attorney
. On April 24, 2019, Mr. Rui Chen, the shareholder of Shanghai Kuanyu, executed a power of attorney to irrevocably appoint Hode Technology or its designated person as his attorney-in-fact
to exercise all of his rights as a shareholder of Shanghai Kuanyu, including, but not limited to, the right to convene and attend shareholders’ meeting, vote on any resolution that requires a shareholder vote, such as the appointment or removal of directors and executive officers, and other voting rights pursuant to the then-effective articles of association of Shanghai Kuanyu. The power of attorney will remain in force for so long as the shareholder remains a shareholder of Shanghai Kuanyu.

On October 10, 2017, each of Messrs. Yi Xu, Rui Chen and Xi Cao, and Mses. Qian Wei and Ni Li, the shareholders of Shanghai Hode, executed a power of attorney, which contains terms substantially similar to the power of attorney executed by the shareholder of Shanghai Kuanyu described above.
Equity Pledge Agreements
. Pursuant to the equity pledge agreement, dated April 24, 2019, among Hode Technology, Shanghai Kuanyu and Mr. Rui Chen, the shareholder of Shanghai Kuanyu, Mr. Chen pledged all of his equity interests in Shanghai Kuanyu to guarantee his and Shanghai Kuanyu’s performance of their obligations under the contractual arrangements including the exclusive technology consulting and service agreement, the exclusive option agreement and the power of attorney. In the event of a breach by Shanghai Kuanyu or Mr. Chen of contractual obligations under these agreements, Hode Technology, as pledgee, will have the right to dispose of the pledged equity interests in Shanghai Kuanyu. Mr. Chen also undertakes that, during the term of the equity pledge agreements, he will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the equity pledge agreement, Hode Technology has the right to receive all of the dividends and profits distributed on the pledged equity interests.
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
Spousal Consent Letters
. Pursuant to the spousal consent letter, dated April 24, 2019, the spouse of Mr. Rui Chen, the sole shareholder of Shanghai Kuanyu, unconditionally and irrevocably agreed that the equity interest in Shanghai Kuanyu held by and registered in the name of Mr. Chen will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement and the power of attorney. The spouse agreed not to assert any rights over the equity interest in Shanghai Kuanyu held by her spouse. In addition, in the event that the spouse obtains any equity interest in Shanghai Kuanyu held by her spouse for any reason, she agreed to be bound by the contractual arrangements.
On October 10, 2017, the respective spouse of Rui Chen, Xi Cao and Qian Wei, each a shareholder of Shanghai Hode, executed a spousal consent letter, which contains terms substantially similar to the spousal consent letter described above.
Agreements that allow us to receive economic benefits from our principal VIEs
Exclusive Technology Consulting and Services Agreements
. Under the exclusive technology consulting and services agreement between Hode Technology and Shanghai Kuanyu, dated April 24, 2019, Hode Technology has the exclusive right to provide to Shanghai Kuanyu consulting and services related to, among other things, research and development, system operation, advertising, internal training and technical support. Hode Technology has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Shanghai Kuanyu agrees to pay Hode Technology an annual service fee, at an amount that is agreed by Hode Technology. This agreement will remain effective for a
10-year
term and then be automatically renewed, unless Hode Technology gives Shanghai Kuanyu a termination notice 90 days before the term ends.
On October 10, 2017, Hode Technology and Shanghai Hode entered into an exclusive technology consulting and services agreement, which contains terms substantially similar to the exclusive technology consulting and services agreement described above.
Agreements that provide us with the option to purchase the equity interests in our principal VIEs
Exclusive Call Option Agreements
. Pursuant to the exclusive call option agreement, dated April 24, 2019, among Hode Technology, Shanghai Kuanyu and Mr. Rui Chen, the shareholder of Shanghai Kuanyu, Mr. Chen irrevocably granted Hode Technology an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of his equity interests in Shanghai Kuanyu, and the purchase price shall be the lowest price permitted by applicable PRC law. In addition, Shanghai Kuanyu has granted Hode Technology an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of Shanghai Kuanyu’s assets at the book value of such assets, or at the lowest price permitted by applicable PRC law, whichever is higher. Mr. Chen undertakes that, without the prior written consent of Hode Technology or us, he may not increase or decrease the registered capital, dispose of its assets, incur any debts or guarantee liabilities, enter into any material purchase agreements, conduct any merger, acquisition or investments, amend its articles of association or provide any loans to third parties. The exclusive call option agreement will remain effective until all equity interests in Shanghai Kuanyu held by Mr. Chen and all assets of Shanghai Kuanyu are transferred or assigned to Hode Technology or its designated representatives.

On October 10, 2017, Hode Technology, Shanghai Hode and each of the shareholders of Shanghai Hode entered into an exclusive call option agreement, which contains terms substantially similar to the exclusive call option agreement described above.
In the opinion of AnJie Law Firm, our PRC legal counsel
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

Our headquarters is located at Wujiaochang commercial district in Shanghai, where we lease and occupy the office building with an aggregate floor area of approximately 34,000 square meters. A substantial majority of our employees are based at our headquarters in Shanghai. Our servers and network facilities for internal administrative functions are located at our headquarters. We have sales and marketing, accounting and anime production personnel as well as game development teams at our regional offices in Beijing and Tokyo. We lease and occupy approximately 2,600 square meters of office space in Beijing. We also lease and occupy office space in Tokyo. In addition, we lease and occupy approximately 1,900 and 2,600 square meters of office space in Hubei and Anhui, respectively, for content screening team. These leases vary in duration from two to six years.
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
Key Factors Affecting Our Results of Operations
User growth and engagement
Our business depends on our ability to grow our user base, and maintain and increase user engagement. We have experienced rapid user growth since our inception. The following table sets forth our average MAUs for each of the quarters indicated:

	For the Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
	(in thousands)
Average MAUs	77,454.2	85,041.4	92,748.0	92,766.2	101,334.7	110,352.7	127,876.2	130,276.9
Our MAUs refers to the sum of our mobile app MAUs and PC MAUs after eliminating duplicates of users who utilize both terminals. Our active users generally view and consume a multitude of content offered on our platform, including videos, live broadcasting, mobile games and other content. Our mobile games are generally free to play, and we offer in-game
virtual items that are available for sale, through which we generate our mobile game revenues. We derive a majority of revenues from our mobile game services, and, to a lesser extent, from live broadcasting and VAS and advertising. The number of our users and the level of their engagement on our platform indirectly affect our revenues because the more users we have, the more mobile game players, live broadcasting hosts and advertisers we have. In particular, mobile game user base growth and engagement are primarily driven by the launch of new games and the release of updates of our existing games.
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
The following table sets forth our average MAUs, our average monthly paying users, average monthly paying users for mobile games, average monthly revenue per paying user and average monthly revenue per paying user for mobile games for each of the quarters indicated:

	For the Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
	(in thousands)
Average MAUs	77,454.2	85,041.4	92,748.0	92,766.2	101,334.7	110,352.7	127,876.2	130,276.9
Average monthly paying users	2,472.5	2,966.2	3,540.2	4,415.8	5,742.6	6,258.5	7,946.6	8,817.4
Average monthly paying users for mobile games	829.9	817.4	913.9	879.1	1,023.2	971.3	1,460.6	1,256.0
	(in RMB)
Average monthly revenue per paying user	105.7	102.2	86.0	69.0	67.6	66.4	58.1	54.5
Average monthly revenue per paying user for mobile games	276.5	322.6	271.4	270.3	284.6	315.7	213.0	231.3

The number of average monthly paying users has generally been increasing as we expanded our mobile games operations and diversify our live broadcasting and other value-added services offerings. The number of average monthly paying users and average monthly paying users for mobile games may vary from quarter to quarter and is subject to certain seasonal fluctuations. For example, the number of average monthly paying users for mobile games decreased in the fourth quarter of 2018 and 2019 primarily due to the seasonal effect associated with school terms as our user and game player base returned to school after the summer holidays. In addition, the average monthly revenue per paying user and average monthly revenue per paying user for mobile games may also fluctuate on a quarterly basis as they are often affected by a variety of factors such as seasonality and the number and type of promotions that may be conducted from time to time. Our average monthly revenue per paying user decreased in 2019 due to a substantial increase in the number of paying users attributable to our premium membership program, which has relatively low revenue per paying user.
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
We have also disclosed a series of operating data in 2017, 2018 and 2019 throughout this annual report, including (i) the average monthly number of active content creators, (ii) the number of video submissions, (iii) the number of average monthly paying users for mobile games, (iv) the average daily time spent per active user on mobile app, (v) the users who participated in social interactions monthly, (vi) the number of average monthly social interactions, (vii) the percentage of PUG video views, and (viii) number of valid premium member. We believe that although these operating data generally are not directly correlated with revenues, they are indicators of the overall health and development of our platform, and their increases tend to coincide with the growth of our revenues.
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

Key Components of Results of Operations
Net revenues
The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Mobile games	2,058,226	83.4%	2,936,331	71.1%	3,597,809	516,793	53.1%
Live broadcasting and VAS	176,443	7.1%	585,643	14.2%	1,641,043	235,721	24.2%
Advertising	159,160	6.5%	463,490	11.2%	817,016	117,357	12.1%
E-commerce and others	74,620	3.0%	143,467	3.5%	722,054	103,717	10.6%

Total net revenues	2,468,449	100.0%	4,128,931	100.0%	6,777,922	973,588	100.0%

Mobile games
. We primarily offer exclusively distributed mobile games and jointly operated mobile games developed by third-party game developers. For exclusively distributed mobile games, we are responsible for game launch, hosting and maintenance of game servers, the operation of in-game
promotions and customer services. We also develop localized versions for such games licensed from overseas developers. For jointly operated mobile game services, we offer our mobile game platform for mobile games developed by third-party game developers. We earn game distribution service revenue within the applicable contract periods by providing payment solutions and market promotion services, while game developers are responsible for providing game products, hosting and maintaining game servers and determining the pricing of in-game
virtual items. As of December 31, 2019, we operated 29 exclusively distributed mobile games, over 750 jointly operated mobile games and one self-developed mobile game. Our revenues from mobile games depend on the number of paying users and average revenue per paying user, and ultimately are determined by our ability to select, procure and offer engaging games tailored to our platform and our user preferences.
Live broadcasting and VAS
. We generate revenues from our live broadcasting program by sales of in-channel
virtual items for use in our live broadcasting program so that users can send them to hosts to show their support. The virtual items sold by us comprise of either consumable items, such as gifts and items that create special visual effects, or time-based items, such as privileges and titles. Under the arrangements with hosts of our live broadcasting program, we share with them a portion of the revenues derived from the sales of virtual items. Meanwhile, we also generate revenues from VAS including premium membership subscription, paid content and virtual items on our video, audio and comic platforms. Our premium membership program allows paying members to enjoy exclusive or view licensed content as well as original content in advance. We expect revenues from live broadcasting and VAS to continue to grow.
Advertising
. We generate advertising revenues primarily from display advertising arrangements and performance-based advertisements, and we expect to increase in-program
advertisements. Display advertising arrangements allow advertisers to place advertisements on particular areas of our platform, in particular formats and over particular periods. Performance-based advertisements allow advertisers to connect with users who are likely to have demand for the advertisers’ products and services based on users’ activity and demographic data collected on our platform. We have also worked with our content creators and licensed content providers to offer advertisers in-program
advertisements. We launched performance-based feed advertising services in December 2017. We expect our advertising revenues to increase in the foreseeable future as we will continue to introduce new advertising and marketing solutions and attract more advertisers.
E-commerce and others
. Our
e-commerce
and others revenues primarily consist of sales of products on our
e-commerce
platform, and also include revenues from holding certain offline performance activities. We expect an increase in
e-commerce
and others in the foreseeable future considering the growing demand for
ACG-related
products from our users.

Cost of revenues
The following table sets forth the components of our cost of revenues by amounts and percentages of cost of revenues for the periods presented:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Revenue-sharing costs	926,315	48.3%	1,630,881	49.8%	2,494,416	358,300	44.6%
Content costs	261,534	13.6%	543,009	16.6%	1,001,600	143,871	17.9%
Staff costs	128,268	6.7%	238,793	7.3%	356,688	51,235	6.4%
Server and bandwidth costs	468,903	24.4%	618,737	18.9%	919,753	132,114	16.5%
Others	134,221	7.0%	242,073	7.4%	815,216	117,099	14.6%

Total cost of revenues	1,919,241	100%	3,273,493	100%	5,587,673	802,619	100%

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
Operating expenses
The following table sets forth the components of our operating expenses by amounts and percentages of operating expenses for the periods presented:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	232,489	30.1%	585,758	37.0%	1,198,516	172,156	44.6%
General and administrative expenses	260,898	33.7%	461,165	29.1%	592,497	85,107	22.1%
Research and development expenses	280,093	36.2%	537,488	33.9%	894,411	128,474	33.3%

Total operating expenses	773,480	100%	1,584,411	100%	2,685,424	385,737	100%

Sales and marketing expenses
. Sales and marketing expenses consist primarily of general marketing and promotional expenses, as well as salaries and benefits, including share-based compensation expenses, for our sales and marketing personnel. We expect our sales and marketing expenses to increase in absolute amounts in the foreseeable future due to increasing investment to maintain our brand awareness and leadership.
General and administrative expenses
. General and administrative expenses consist primarily of salaries and expenses, including share-based compensation expenses, professional fees and rental expenses. We expect our general and administrative expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of our business as well as accounting, insurance, investor relations and other public company costs.
Research and development expenses
. Research and development expenses consist primarily of salaries and benefits, including share-based compensation expenses, for research and development personnel dedicated to the development and enhancement of our app/websites and development of online games. We expect our research and development expenses to increase as we expand our research and development team, to enhance our artificial intelligence technology, big data analytics capabilities and cloud technology and develop new features and functionalities on our platform.
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

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	2,468,449	100.0%	4,128,931	100.0%	6,777,922	973,588	100.0%
Cost of revenues (1)	(1,919,241)	(77.8)%	(3,273,493)	(79.3)%	(5,587,673)	(802,619)	(82.4)%

Gross profit	549,208	22.2%	855,438	20.7%	1,190,249	170,969	17.6%
Operating expenses:
Sales and marketing expenses (1)	(232,489)	(9.4)%	(585,758)	(14.2)%	(1,198,516)	(172,156)	(17.7)%
General and administrative expenses (1)	(260,898)	(10.6)%	(461,165)	(11.2)%	(592,497)	(85,107)	(8.7)%
Research and development expenses (1)	(280,093)	(11.3)%	(537,488)	(13.0)%	(894,411)	(128,474)	(13.2)%

Total operating expenses	(773,480)	(31.3)%	(1,584,411)	(38.4)%	(2,685,424)	(385,737)	(39.6)%

Loss from operations	(224,272)	(9.1)%	(728,973)	(17.7)%	(1,495,175)	(214,768)	(22.0)%
Other income/(expenses):
Investment income, net (including impairments)	22,957	0.9%	96,440	2.3%	96,610	13,877	1.4%
Interest income	1,483	0.1%	68,706	1.7%	162,782	23,382	2.4%
Interest expense	—	—	—	—	(46,543)	(6,685)	(0.7)%
Exchange gains/(losses)	6,445	0.3%	(1,661)	0.0%	(11,789)	(1,693)	(0.2)%
Others, net	18,518	0.7%	26,455	0.6%	26,412	3,794	0.4%

Loss before tax	(174,869)	(7.1)%	(539,033)	(13.1)%	(1,267,703)	(182,093)	(18.7)%
Income tax	(8,881)	(0.4)%	(25,988)	(0.6)%	(35,867)	(5,152)	(0.5)%

Net loss	(183,750)	(7.5)%	(565,021)	(13.7)%	(1,303,570)	(187,245)	(19.2)%

Note:
(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	7,936	28,173	23,281	3,344
Sales and marketing expenses	3,423	11,499	14,269	2,050
General and administrative expenses	56,746	102,544	68,497	9,839
Research and development expenses	11,849	38,977	66,503	9,553

Total	79,954	181,193	172,550	24,786

Year ended December 31, 2019 compared to year ended December 31, 2018
Net revenues
Our net revenues increased by 64.2% from RMB4,128.9 million in 2018 to RMB6,777.9 million (US$973.6 million) in 2019. The increase was across all revenue streams, consisting of revenues from mobile games, live broadcasting and VAS, advertising, and
e-commerce
and others. Across our platform, our average monthly paying users increased by 114.8% from approximately 3.3 million in 2018 to approximately 7.2 million in 2019.
Mobile games
. Our net revenues from mobile games increased by 22.5% from RMB2,936.3 million in 2018 to RMB3,597.8 million (US$ 516.8 million) in 2019, primarily attributable to a 36.9% increase in average monthly paying users from approximately 0.9 million in 2018 to approximately 1.2 million in 2019. The increase was primarily due to the launch of new mobile games, as well as the continuous popularity of our existing mobile games, particularly the success of Fate/Grand Order, which was launched in September 2016. Over 80% of the increase in net revenues from mobile games is attributable to the new mobile games launched during 2019.

Live broadcasting and VAS
. Our net revenues from live broadcasting and VAS increased by 180.2% from RMB585.6 million in 2018 to RMB1,641.0 million (US$ 235.7 million) in 2019, mainly attributable to the increase in the number of paying users for our live broadcasting services and our premium membership program and other VAS.
Advertising
. Our net revenues from advertising increased by 76.3% from RMB463.5 million in 2018 to RMB817.0 million (US$117.4 million) in 2019. This increase was driven by revenue from our brand advertising and performance-based advertising.
E-commerce and Others
. We had RMB143.5 million and RMB722.1 million (US$103.7 million) of
e-commerce
and other net revenues in 2018 and 2019, respectively. The increase was primarily attributable to the increase in sales of products on our
e-commerce
platform.
Cost of revenues
Our cost of revenues increased by 70.7% from RMB3,273.5 million in 2018 to RMB5,587.7 million (US$ 802.6 million) in 2019 as all components of cost of revenues increased due to our business growth and the expansion of our user base.
Server and bandwidth costs increased by 48.7% from RMB618.7 million in 2018 to RMB919.8 million (US$ 132.1 million) in 2019, primarily due to an increase in server and bandwidth capacity to keep pace with the expansion of our user base and the increase in active users.
Revenue-sharing costs, which primarily consisted of the portion of revenues shared with game developers, certain popular live broadcasting hosts and content creators, increased by 52.9% from RMB1,630.9 million in 2018 to RMB2,494.4 million (US$358.3 million) in 2019, primarily due to an increase in payments made to developers of exclusively distributed games, in particular Fate/Grand Order and Azur Lane, an increase in payments made to distribution channels and an increase in payments made to hosts of live broadcasting programs and content creators on our platform.
Content costs increased by 84.5% from RMB543.0 million in 2018 to RMB1,001.6 million (US$143.9 million) in 2019 as we continued to acquire licensed content to expand and diversify our content offerings.
Staff costs increased by 49.4% from RMB238.8 million in 2018 to RMB356.7 million (US$51.2 million) in 2019, primarily due to an increase in headcount for employees dedicated to the operations of our app/websites, mobile game services, live broadcasting and other VAS programs to maintain our service quality and keep pace with the growth of our user base.
Gross profit
As a result of the foregoing, we had gross profit of RMB1.2 billion (US$171.0 million) in 2019, compared to gross profit of RMB855.4 million in 2018.
Operating expenses
Our total operating expenses increased by 69.5% from RMB1,584.4 million in 2018 to RMB2,685.4 million (US$385.7 million) in 2019, as sales and marketing expenses and research and development expenses increased due to our business growth and the expansion of our user base.
Sales and marketing expenses
. Our sales and marketing expenses increased by 104.6% from RMB585.8 million in 2018 to RMB1,198.5 million (US$172.2 million) in 2019, primarily attributable to increased channel and marketing expenses associated with our app and brand, including promotional activities for offline events, promotional expenses for mobile games, and an increase in headcount in sales and marketing personnel. Our promotional expense increased by 114.1% from RMB436.5 million in 2018 to RMB934.7 million (US$134.3 million) in 2019, primarily attributable to increased expenses associated with the promotion of our brand image and other marketing activities.
General and administrative expenses
. Our general and administrative expenses increased by 28.5% from RMB461.2 million in 2018 to RMB592.5 million (US$85.1 million) in 2019. The increase was primarily attributable to increased general and administrative personnel-related expenses, increased amortization expense related to intangible assets acquired through business acquisitions and increased other miscellaneous expenses associated with our business expansion.

Research and development expenses
. Our research and development expenses increased by 66.4% from RMB537.5 million in 2018 to RMB894.4 million (US$128.5 million) in 2019, primarily due to increased headcount in research and development personnel and increased share-based compensation expenses.
Loss from operations
As a result of the foregoing, we incurred loss from operations of RMB1,495.2 million (US$214.8 million) in 2019, compared to loss from operations of RMB729.0 million in 2018.
Other income/(expenses)
Investment income, net
. Net investment income primarily includes return earned on financial products issued by banks and other financial institutions, return from investments in money market funds, gain from disposal of long-term investments, and the fair value change of investments in publicly traded companies. We had net investment income of RMB96.6 million (US$13.9 million) in 2019, compared to RMB96.4 million in 2018.
Interest income
. Interest income represents interest earned on cash and cash equivalents and time deposits. We had interest income of RMB68.7 million and RMB162.8 million (US$23.4 million) in 2018 and 2019, respectively.
Interest expense.
Interest expense primarily represents interests payment and amortized issuance costs related to long-term debt. We had interest expense of RMB46.5 million (US$6.7 million) in 2019, primarily attributable to interest expense related to our 2026 Notes issued in 2019, whereas we did not incur such interest expense in 2018.
Income tax
We recorded income tax of RMB35.9 million (US$5.2 million) in 2019, compared to RMB26.0 million in 2018.
Net loss
As a result of the foregoing, we incurred net loss of RMB1,303.6 million (US$187.2 million) in 2019, compared to net loss of RMB565.0 million in 2018.
Year ended December 31, 2018 compared to year ended December 31, 2017
Net revenues
Our net revenues, which consisted of revenues from mobile games, live broadcasting and VAS, advertising, and
e-commerce
and others, increased by 67.3% from RMB2,468.4 million in 2017 to RMB4,128.9 million in 2018. This increase was primarily due to increases in revenues from mobile games, and partially due to increase in revenues from live broadcasting and VAS. Across our platform, our average monthly paying users increased by 218% from approximately 1.1 million in 2017 to approximately 3.3 million in 2018.
Mobile games
. Our net revenues from mobile games increased by 42.7% from RMB2,058.2 million in 2017 to RMB2,936.3 million in 2018, primarily attributable to a 41.2% increase in average monthly paying users from approximately 0.6 million in 2017 to approximately 0.9 million in 2018. The increase was primarily due to the increasing popularity of our existing mobile games, particularly the success of Fate/Grand Order, which was launched in September 2016, as well as the launch of new mobile games, such as the launch of Ark Order in September 2018 and Song of Time in November 2018. Over 80% of the increase in net revenues from mobile games is attributable to the existing mobile games that were launched prior to 2018.
Live broadcasting and VAS
. Our net revenues from live broadcasting and VAS increased by 231.9% from RMB176.4 million in 2017 to RMB585.6 million in 2018, mainly attributable to the increase in the number of paying users for live broadcasting services and our premium membership program.

Advertising
. Our net revenues from advertising increased by 191.2% from RMB159.2 million in 2017 to RMB463.5 million in 2018. This increase was driven by revenue from our performance-based advertising launched in the fourth quarter of 2017 and brand advertising.
E-commerce and Others
. We had RMB74.6 million and RMB143.5 million of
e-commerce
and other net revenues in 2017 and 2018, respectively. The increase was primarily attributable to the increase in sales of products on our
e-commerce
platform.
Cost of revenues
Our cost of revenues increased by 70.6% from RMB1,919.2 million in 2017 to RMB3,273.5 million in 2018 as all components of cost of revenues increased due to our business growth and the expansion of our user base.
Server and bandwidth costs increased by 31.9% from RMB468.9 million in 2017 to RMB618.7 million in 2018, primarily due to an increase in server and bandwidth capacity to keep pace with the expansion of our user base and the increase in active users.
Revenue-sharing costs, which primarily consisted of the portion of revenues shared with game developers, certain popular live broadcasting hosts and content creators, increased by 76.1% from RMB926.3 million in 2017 to RMB1,630.9 million in 2018, primarily due to an increase in payments made to developers of exclusively distributed games, in particular Fate/Grand Order and Azur Lane, and an increase in payments made to hosts of live broadcasting programs and content creators on our platform.
Content costs increased by 107.6% from RMB261.5 million in 2017 to RMB543.0 million in 2018 as we continued to acquire licensed content to expand and diversify our content offerings.
Staff costs increased by 86.2% from RMB128.3 million in 2017 to RMB238.8 million in 2018, primarily due to an increase in headcount for employees dedicated to the operations of our app/websites, mobile game services and live broadcasting programs to maintain our service quality and keep pace with the growth of our user base.
Gross profit
As a result of the foregoing, we had gross profit of RMB855.4 million in 2018, compared to gross profit of RMB549.2 million in 2017.
Operating expenses
Our total operating expenses increased by 104.8% from RMB773.5 million in 2017 to RMB1,584.4 million in 2018, as sales and marketing expenses and research and development expenses increased due to our business growth and the expansion of our user base.
Sales and marketing expenses
. Our sales and marketing expenses increased by 152.0% from RMB232.5 million in 2017 to RMB585.8 million in 2018, primarily attributable to increased channel and marketing expenses associated with our app and brand, including promotional activities for offline events, distribution expenses for mobile games, and an increase in headcount in sales and marketing personnel.
General and administrative expenses
. Our general and administrative expenses increased by 76.8% from RMB260.9 million in 2017 to RMB461.2 million in 2018. The increase was primarily attributable to an increase in general and administrative personnel-related expenses, an increase in share-based compensation expenses and an increase in other miscellaneous expenses.
Research and development expenses
. Our research and development expenses increased by 91.9% from RMB280.1 million in 2017 to RMB537.5 million in 2018, primarily due to increased headcount in research and development personnel and increased share-based compensation expenses.

Loss from operations
As a result of the foregoing, we incurred loss from operations of RMB729.0 million in 2018, compared to loss from operations of RMB224.3 million in 2017.
Other income/(expenses)
Investment income, net
. Net investment income primarily includes return earned on financial products issued by banks and investments in money market funds and gains from revaluation of our long-term investments. We had net investment income of RMB96.4 million in 2018, compared to RMB23.0 million in 2017. The increase was primarily due to the gains from the revaluation of previously held equity interest in certain investments when obtaining control over these companies in 2018, partially offset by the impairment loss charge for other investments.
Interest income
. Interest income represents interest earned on bank deposits. We had interest income of RMB1.5 million and RMB68.7 million in 2017 and 2018, respectively.
Exchange (losses)/gains
. We had exchange losses of RMB1.7 million in 2018, compared to exchange gains of RMB6.4 million in 2017, primarily due to the depreciation of Renminbi against the U.S. dollar.
Others, net
. Others, net primarily consists of
non-operating
expenses, bank charges, interest expenses and government subsidies. We had other net gain of RMB26.5 million in 2018, compared to other net gain of RMB18.5 million in 2017. The increase was primarily attributable to government subsidies income we recorded in 2018.
Income tax
We recorded income tax of RMB26.0 million in 2018, compared to RMB8.9 million in 2017.
Net loss
As a result of the foregoing, we incurred net loss of RMB565.0 million in 2018, compared to net loss of RMB183.8 million in 2017.
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
Taxation
Cayman Islands
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

Hong Kong
Majority of our subsidiaries incorporated in Hong Kong, such as Hode HK and Bilibili HK Limited, are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Commencing from the year of assessment of 2018 and 2019, the first HK$2 million of profits earned by our subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax.
PRC
Our PRC subsidiaries are subject to PRC EIT on their taxable income in accordance with the relevant PRC income tax laws. Effective from January 1, 2008, the statutory corporate income tax rate is 25%, except for certain entities eligible for preferential tax rates.
In 2017, Shanghai Hode qualified as a HNTE and is eligible for a 15% preferential tax rate effective for three years starting from 2017 to 2019.
In 2018, Shanghai Bilibili Technology Co., Ltd. qualified as a HNTE and is eligible for a 15% preferential tax rate effective for three years starting from 2018 to 2020.
Our other PRC subsidiaries, VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.
We are subject to value-added tax at a rate of 16% or 13% for goods sold and 6% on the services (research and development services, technology services, information technology services and/or culture and creativity services), in each case less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC law.
Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. On October 14, 2019, SAT Announcement [2019] No. 35, Measures for the Administration of
Non-Resident
Taxpayers’ Enjoyment of Treaty Benefits was issued to simplify the procedures for claiming China tax treaty benefits by non-resident
taxpayers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”
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
Basis of presentation and use of estimates
Subsidiaries are those entities in which we, directly or indirectly, (i) control more than one half of the voting power, (ii) have the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or (iii) have the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.
A consolidated variable interest entity is an entity in which we, through contractual arrangements, have the power to direct the activities that most significantly impact the entity’s economic performance, bear the risks of and enjoy the rewards normally associated with ownership of the entity, and therefore we are the primary beneficiary of the entity.
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
All transactions and balances among us, our subsidiaries and VIEs have been eliminated upon consolidation.
In July 2019, we entered into a series of agreements to acquire a controlling interest in Chaodian. At that time, both we and Chaodian were controlled by Mr. Rui Chen (the “Controlling Shareholder”).
ASC
805-50
provides that the consolidated financial statements include the results of each of the combined entities from the earliest date presented or, if more recent, from the date when the combined entities first became under common control, regardless of the date of the combination. As a result, our consolidated financial statements as of and for the year ended December 31, 2019 reflected the results of us and Chaodian as if we and Chaodian had been combined since July 1, 2019, the date when we became under the control of the Controlling Shareholder. Assets and liabilities of Chaodian were combined using the existing book values from the perspective of the Controlling Shareholder.
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

The adoption of ASC 606 did not significantly change (i) the timing and pattern of revenue recognition for all of our revenue streams, and (ii) the presentation of revenue as gross versus net. Therefore, the adoption of ASC 606 did not have a significant impact on our financial position, results of operations, equity or cash flows as of the adoption date and for the years ended December 31, 2018 and 2019.
Our revenue recognition policies effective upon the adoption of ASC 606 are as follows:
Mobile game services
•	Exclusively distributed mobile games

For the years ended December 31, 2017, 2018 and 2019, we primarily generate revenues from the sale of in-game
virtual items, including characters, warships, characters or camouflage for warships or other accessories to enhance the game-playing experience, within the games.
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
We have estimated the average playing period of the paying players for each game, usually between three to seven months. We consider the average period that players typically play the games and other game player behavior patterns, as well as various other factors to arrive at the best estimates for the estimated playing period of the paying players. To compute the estimated average playing period for paying players, we consider the initial purchase date as the starting point of a player’s lifespan. We track populations of paying players who made their initial purchases during the interval period (the “Cohort”) and track each Cohort to understand the subsequent churn rate of the paying players of each Cohort, i.e. the number of players from each Cohort who left subsequent to their initial purchases. To determine the ending point of a paying player’s lifespan beyond the date for which observable data are available, we extrapolate the actual observed churn rate to arrive at an estimated weighted average playing lifespan for paying players of the selected games. If a new game is launched and only a limited period of paying player data is available, then we consider other qualitative factors, such as the playing patterns for paying players for other games with similar characteristics with the new game including paying player type and purchasing frequency. While we believe our estimates to be reasonable based on available game player information, we may revise such estimates based on new information indicating a change in the game player behavior patterns and any adjustments are applied prospectively.
In accordance with ASC
606-10-55-39,
we assess whether we act as the principal or as an agent in the arrangement with each party respectively. We record revenue generated from exclusively distributed mobile games on a gross basis as we are acting as the principal to fulfill all obligations related to the mobile game operations. We are responsible for the launch of the games, hosting and maintenance of game servers, and determination of when and how to operate the in-game
promotions and customer services. We are also determining the pricing of in-game
virtual items and making a localized version for overseas licensed games.
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
•	Jointly operated mobile game distribution services

We are also offering distribution services for mobile games developed by the third-party game developers. In accordance with ASC 606, we evaluate our contracts with the third-party game developers and identify the performance obligations as distributing games and providing payment solution and market promotion service to the third-party game developers. Accordingly, we earn service revenue by distributing them to the game players.

In accordance with ASC
606-10-55-39,
we assess whether we act as the principal or as an agent in the arrangement with each party respectively. With respect to the jointly operated licensed arrangements between the third-party game developers and us, we considered we do not have the primary responsibility for fulfillment and acceptability of the game services. Our responsibilities are publishing, providing payment solution and market promotion service, and thus we view the third-party game developers to be our customers. Accordingly, we record the game distribution service revenue from these games, on a net basis based on the ratios pre-determined
with the third-party game developers when the performance obligations are satisfied, which is generally when the paying players purchase virtual currencies issued by the third-party game developers.
Advertising services
•	Display advertisements
We provide display-based online advertising services to our customers by integrating different formats of advertisements, including but not limited to banners, text-links, videos, logos, buttons and rich media, as well as in-program advertisements. We determine each format of advertisements is a distinct performance obligation. Consideration is allocated to each performance obligation based on its standalone selling price. We recognize revenue on a
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
Live broadcasting and VAS
We operate and maintain live broadcasting channel whereby users can enjoy live performances provided by the hosts and interact with the hosts. Most of the hosts host the performance on their own. We create and sell virtual items to users so that the users present them simultaneously to hosts to show their support. The virtual items sold by us comprise of either (i) consumable items or (ii) time-based items, such as privilege titles etc. Revenues derived from the sale of virtual items are recorded on a gross basis as we act as the principal to fulfill all obligations related to the sale of virtual items in accordance with ASC
606-10-55-39.
Accordingly, revenue is recognized at
point-in-time
when the virtual item is delivered and consumed if the virtual item is a consumable item or, in the case of time-based virtual item, recognized ratably over the period each virtual item is made available to the user, which generally does not exceed one year. Proceeds received from the sales of virtual items before they are consumed are recorded as “Deferred revenue”.
Under our arrangements with the hosts, we share with them a portion of the revenues derived from the sales of virtual items. The portion paid to hosts is recognized as “Cost of revenues” on our consolidated financial statements.

The other VAS mainly includes premium membership subscription and sales of virtual items for video, audio and comic content. We offer premium membership subscription services which provide subscribing members access to streaming of premium content in exchange for a non-refundable
upfront premium membership fee. When the receipt of premium membership fees is for services to be delivered over a period of time, generally from one month to twelve months, the receipt is initially recorded as “deferred revenue” and revenue is recognized ratably over the membership period as services are rendered. Revenue from sales of virtual items is recognized on item basis, which is consistent with the revenue recognition of live broadcasting.
E-commerce
and others
E-commerce
and others are mainly from the sales of products through our
e-commerce
platform and also include revenues from holding certain offline performance activities.
E-commerce
and other revenues are recognized when control of promised goods or services is transferred to the customers, which generally occurs upon the acceptance of the goods or services by the customers. Pursuant to ASC
606-10-55-39,
for arrangements where we are primarily responsible for fulfilling the promise to provide the goods or services, are subject to inventory risk, and have latitude in establishing prices and selecting suppliers, revenues are recorded on a gross basis. Otherwise, revenues are recorded on a net basis. Cash coupons, granted to the customers for free at our discretion, are recorded as a reduction of the arrangement’s transaction price thereby reducing the amount of revenue recognized as the payment is not for a distinct good or service received from the customer in accordance with ASC
606-10-32-25.
Net revenues presented on our consolidated financial statements are net of sales discount and sales tax.
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
We expense the costs to obtain a contract as incurred when the amortization period is one year or less.

Income taxes
Current income taxes are provided on the basis of income or loss for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the assets and liabilities method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of operations and comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more-likely-than-not
that some portion of, or all of the deferred tax assets will not be realized.
In order to assess uncertain tax positions, we apply a
more-likely-than-not
threshold and a
two-step
approach for the tax position measurement and financial statement recognition. Under the two-step
approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not
that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likelihood of being realized upon settlement. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on our consolidated balance sheets and under income tax expenses on our consolidated statements of operations and comprehensive loss. We did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2017, 2018 and 2019. We also did not expect any significant increase or decrease in unrecognized tax liability within 12 months following the reporting date.
Business combinations
We account for our business combinations using the acquisition method of accounting in accordance with ASC 805,
Business Combinations
. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by us to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive loss. During the measurement period, which can be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded on the consolidated statements of operations and comprehensive loss.
In a business combination achieved in stages, we
re-measure
the previously held equity interests in the acquiree when obtaining control at the acquisition date fair value and the re-measurement
gain or loss, if any, is recognized on the consolidated statements of operations and comprehensive loss.
For our majority-owned subsidiaries and consolidated VIEs, noncontrolling interests are recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to us.
If a business combination is under common control, the acquired assets and liabilities are recognized at their historical book value. Our consolidated financial statements include the results of the acquired entities from the earliest date presented or, if more recent, from the date when the entities first came under common control, regardless of the date of the combination. Consolidated financial statements for prior years would also be retrospectively adjusted for periods during which the entities were under common control.

Intangible assets
Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Purchased intangible assets are initially recognized and measured at fair value.
If expectations of the usefulness of the content are revised downward, the unamortized cost is written down to the estimated net realizable value. A write-down from unamortized cost to a lower estimated net realizable value establishes a new cost basis.
Short-term investments
Our short-term investments primarily include money market funds, financial products with variable interest rates referenced to performance of underlying assets issued by commercial banks or other financial institutions and publicly traded companies with the intention to be sold within twelve months.
In accordance with ASC 825,
Financial Instruments
, for financial products with variable interest rates referenced to performance of underlying assets, we elect the fair value method at the date of initial recognition and carry these investments at fair value. Changes in the fair value of these investments are reflected on our consolidated financial statements as “Investment income, net”. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period.
For equity investments in publicly traded companies, we carry the investments at fair value at the end of each reporting period.
Long-term investments, net
Our long-term investments primarily consist of equity investments accounted for using the measurement alternative, equity investments accounted for using the equity method and other investments accounted for at fair value.
•	Equity investments accounted for using the measurement alternative

For those investments over which we do not have significant influence and without readily determinable fair value, we elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, in accordance with ASU
2016-01,
Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities
. Under this measurement alternative, changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.
We regularly evaluate the impairment of these investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss recognized equals to the excess of the investment cost over its fair value at the end of each reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.
•	Equity investments accounted for using the equity method

We apply the equity method of accounting to account for equity investments and limited partnership in a private equity fund, according to ASC 323
Investment—Equity Method and Joint Ventures
, over which we have significant influence but do not own a majority equity interest or otherwise control. Under the equity method, we initially record the investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investments on our consolidated balance sheets. We subsequently adjust the carrying amount of the investments to recognize our proportionate share of each equity investee’s net income or loss into earnings and cash distributions from investees, after the date of investment. We evaluate the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

•	Investments accounted for at fair value

In accordance with ASC 825,
Financial Instruments
, for financial products with variable interest rates referenced to performance of underlying assets and with original maturities greater than one year, we elect the fair value method at the date of initial recognition and carry these investments at fair value. Changes in the fair value of these investments are reflected on our consolidated financial statements as “Investment income, net”. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period.
Recent Accounting Pronouncements
A list of recently issued accounting pronouncements that are relevant to us is included in “2 cc” of our audited consolidated financial statements included elsewhere in this annual report.
Inflation
To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.
B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flows Data:
Net cash provided by operating activities	464,550	737,286	194,551	27,946
Net cash used in investing activities	(716,254)	(3,196,394)	(3,958,277)	(568,570)
Net cash provided by financing activities	675,533	4,974,810	5,078,842	729,530
Effect of exchange rate changes on cash and cash equivalents and restricted cash held in foreign currencies	(48,145)	261,447	107,513	15,442

Net increase in cash and cash equivalents and restricted cash	375,684	2,777,149	1,422,629	204,348
Cash and cash equivalents and restricted cash at beginning of the year	387,198	762,882	3,540,031	508,494

Cash and cash equivalents and restricted cash at end of the year	762,882	3,540,031	4,962,660	712,842

As of December 31, 2017, 2018 and 2019, respectively, our cash and cash equivalents and restricted cash were RMB762.9 million, RMB3,540.0 million and RMB4,962.7 million (US$712.8 million). Our cash and cash equivalents primarily consist of cash at banks and cash held in accounts with third-party online payment platforms.
As of December 31, 2019, our principal sources of liquidity have been cash generated from operating activities, as well as the proceeds we received from our public offerings of ordinary shares and our offerings of convertible senior notes. Our financing activities primarily consist of issuance and sale of our shares and convertible senior notes to investors. In April 2019, we issued US$500 million in an aggregate principal amount of convertible senior notes due 2026. Concurrently with the issuance of 2026 Notes, we also completed a registered offering of ADSs, where we offered 14,173,813 ADSs. We have no other outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties.

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. However, we may enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
As of December 31, 2019, 32.0% of our cash and cash equivalents were held in China, and 3.6% were held by our VIEs and denominated in Renminbi. Although we consolidate the results of our VIEs and their subsidiaries, we only have access to the assets or earnings of our VIEs and their subsidiaries through our contractual arrangements with our VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”
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
Operating activities
Net cash provided by operating activities in 2019 was RMB194.6 million (US$27.9 million), as compared to net loss of RMB1,303.6 million (US$187.2 million) in the same period. The difference was primarily due to an increase of RMB586.9 million (US$84.3 million) in accounts payable, an increase of RMB354.0 million (US$50.8 million) in deferred revenue and an increase of RMB277.9 million (US$39.9 million) in accrued liabilities and other payables, partially offset by an increase of RMB508.5 million (US$73.0 million) in prepayments and other assets, and an increase of RMB399.0 million (US$57.3 million) in accounts receivable. The changes in working capital were attributable to our business expansion, particularly, the expansion of our mobile games operations and live broadcasting and other value-added services offerings, and the increase in channel and marketing promotional expenses. The principal non-cash items affecting the difference between our net loss and our net cash provided by operating activities in 2019 were RMB1,097.4 million (US$157.6 million) in depreciation and amortization, RMB172.6 million (US$24.8 million) in share-based compensation expenses, and RMB148.8 (US$21.4 million) million in disposal gain of long-term investments and subsidiaries. The intangible assets being amortized consist of licensed copyrights of content, licensed rights of mobile games, and domain names.

Net cash provided by operating activities in 2018 was RMB737.3 million, as compared to net loss of RMB565.0 million in the same period. The difference was primarily due to an increase of RMB398.6 million in deferred revenue and an increase of RMB345.9 million in accounts payable, partially offset by an increase in prepayments and other assets of RMB540.6 million. The increases in deferred revenue, accounts payable and prepayments and other assets were attributable to our business expansion, particularly, the expansion of our mobile games operations and live broadcasting and other value-added services offerings. The principal non-cash
items affecting the difference between our net loss and our net cash provided by operating activities in 2018 were RMB642.4 million in depreciation and amortization, RMB181.2 million in share-based compensation expenses, gains of RMB144.4 million in revaluation of previously held equity interests, RMB46.4 million in impairment charge of long-term investments, and losses of RMB2.1 million in fair value changes and re-measurement
of long-term investments.
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
Investing activities
Net cash used in investing activities in 2019 was RMB4.0 billion (US$568.6 million), primarily due to purchase of short-term investments, including money market funds, financial products with variable interest rates referenced to performance of underlying assets issued by commercial banks or other financial institutions and publicly traded companies of RMB10.0 billion (US$1.4 billion), and placement of time deposits of RMB4.9 billion (US$706.7 million), purchase of intangible assets of RMB1.3 billion (US$182.3 million), and cash paid for long-term investments including loans of RMB1.2 billion (US$176.2 million), partially offset by proceeds from maturities of short-term investments of RMB10.0 billion (US$1.4 billion) and maturity of time deposits of RMB3.9 billion (US$556.9 million).
Net cash used in investing activities in 2018 was RMB3.2 billion, primarily due to purchase of short-term investments, including money market funds and investments in financial instruments with variable interest rates referenced to performance of underlying assets, of RMB6.7 billion, purchase of time deposits of RMB750.5 million, purchase of intangible assets of RMB1.0 billion, purchase of property and equipment of RMB293.6 million, cash paid on long-term investments of RMB565.1 million and cash paid on acquisition of subsidiaries of RMB135.8 million, partially offset by proceeds from maturities of short-term investments of RMB6.3 billion.
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
Financing activities
Net cash provided by financing activities in 2019 was RMB5.1 billion (US$729.5 million), primarily attributable to the proceeds we received from our offerings of convertible senior notes of RMB3.4 billion (US$482.1 million) and the proceeds we received from our public offerings of ordinary shares of RMB1.6 billion (US$236.7 million).
Net cash provided by financing activities in 2018 was RMB5.0 billion, primarily attributable to net proceeds from our initial public offering and Tencent’s investment.
Net cash provided by financing activities in 2017 was RMB675.5 million, primarily attributable to proceeds from our issuance of Series D2 preferred shares to investors.

Capital expenditures
Our capital expenditures are primarily incurred for purchases of intangible assets and property and equipment. Our capital expenditures were RMB630.8 million in 2017, RMB1.3 billion in 2018 and RMB1.6 billion (US$224.8 million) in 2019. Purchases of intangible assets, which primarily consist of licensed copyrights of content, accounted for 77.0%,78.0% and 81.1% of our total capital expenditures in 2017, 2018 and 2019, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering and other financing alternatives. We will continue to make capital expenditures to meet the expected growth of our business.
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

Technology, Research and Development
Our technology platform has been designed for reliability, scalability and flexibility and is administered by our in-house
technology department. We have access to a network of approximately 12,000 self-owned and more than 4,000 leased servers across China with power supply and power generator backup.
This structure, along with other features described below, contributes to the reliability, scalability and efficiency of our network.
Artificial intelligence
. Artificial intelligence, or AI, is particularly suitable for reviewing and screening content by recognizing and analyzing patterns and connections. The massive volume of data collected on our platform every day also enables us to enhance our AI technology and increase its accuracy. As the varieties and quantity of content and user interactions continue to increase, AI capabilities are critical for us to control our operating costs and enhance user experience.
Big data analytics
. We utilize big data analytics to create an interest profile for each user account based on user’s actions such as post, bullet chatting, comment, like and follow, and demographic data such as age, gender and geography. Combined with our AI capabilities, our interest profile allows us to personalize user interface and push content to our users that they are more likely to find interesting and relevant.
Cloud
. Due to the nature of the products and services we offer, we have a high demand for storage and computing capacities to enhance the functionalities of our web video player, store and support massive volume of data being generated every day on our platform, and run algorithms to produce content recommendations. We have developed an advanced cloud system that meets the operational needs of our platform while reducing operating costs.
Content distribution network
. Our web server technology focuses on reducing bandwidth use while enhancing user experience through utilizing our content distribution network, or CDN, system. A copy of data is being placed at various points in our CDN to maximize bandwidth for access to the data from users throughout the network. Our CDN components are strategically deployed in the cities where our users concentrate, enabling users to access a copy of the data closet to them so that content loading time is minimized. Our proprietary CDN system enhances network efficiency by managing and optimizing the workload of the servers through real-time optimization and distribution. This technology allows users to upload content without compression and enables viewing of content in higher definition.

Real-time monitoring and support
. Our internet data center and regional data center servers automatically report any detected malfunction on a real-time basis to our network control center. This allows us to quickly respond to and resolve network and other malfunction issues. We have a network operation support team responsible for stability and security of our network on a
24-hour,
seven-days-a-week
basis. The primary responsibilities of the team members consist of monitoring system performance, troubleshooting, detecting system error, random sample testing on servers, maintaining equipment, and testing, evaluating and installing hardware and software.
Data back-up technology
. Different servers share and back up the data of one another, which increases the security of our network by allowing us to provide backup to failed servers and prevent system-wide failures caused by area network failures.
We are passionate about developing new and innovative products and services that will create more exciting experience for our users. As of December 31, 2019, our products and technology team consisted of 2,043 members, including software engineers, designers, and product managers. They are responsible for developing, operating and maintaining our products, including mobile games, live broadcasting and value-added services, and our communities.
Intellectual Property
We seek to protect our technology, including our proprietary technology infrastructure and core software system, through a combination of patents, copyrights, trademarks, trade secrets and confidentiality agreements. As of December 31, 2019, we have registered approximately 240 patents, 120 registered copyrights, 210 registered domain names, including www.bilibili.com, and 1,460 registered trademarks, including “

”. In addition, we had submitted approximately 570 additional patent applications and 1,340 trademark applications.
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
Strategic Investments and Acquisitions
We have acquired, and may in the future acquire, companies that are complementary to our business. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see fit.
In September 2018, we increased the shareholding and acquired majority equity interests in Zenith Group Holdings Co., Limited (“Zenith”), the owner of a series of famous virtual singers, such as Luo Tianyi. After the transaction in September 2018, we held 71.9% of the equity interests in Zenith at a total consideration of RMB296.8 million. In the fourth quarter of 2019, we acquired the remaining 28.1% of the equity interests in Zenith at a total consideration of US$22.4 million (RMB156.5 million).
In December 2018, we entered into an agreement with certain affiliates of NetEase, Inc. to acquire NetEase Comics business, including copyrights of a large number of storylines from leading publishers and comic artists. In December 2018, we entered into an agreement to increase our shareholdings and to acquire majority equity interests in Maoer Inc., an audio platform offering audio drama.

In July 2019, we entered into a series of agreements to acquire a controlling interest in Chaodian. The consideration of this acquisition consisted of RMB288.6 million paid to the existing third party shareholders and a direct capital injection amounting to RMB909.6 million. Chaodian runs various off-line
events such as flagship concerts and exhibitions, and operates an industry-related talent agency. For accounting treatment of this transaction, please refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies.”
D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2019 to December 31, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
F.	Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2019:

	Payment due by December 31,
	Total	2020	2021	2022	2023	After
	(in RMB thousands)
Operating lease commitments (1)	312,249	93,741	100,109	89,399	28,643	357
Long-term debt obligations (2)	3,799,847	47,961	47,961	47,961	47,961	3,608,003
Purchase obligation (3)	800,000	320,000	240,000	240,000	—	—

Total	4,912,096	461,702	388,070	377,360	76,604	3,608,360

Notes:
(1)	Operating lease commitments consist of the commitments under the lease agreements for our office premises.
(2)	Long-term debt obligations consist of the principal amount and cash interests in connection with the 2026 Notes.
(3)	Purchase obligation consists of the commitment under the a letter of intent signed in December 2019 to purchase the three-year license for live broadcasting the League of Legends World Championship in China starting from 2020 at an aggregate purchase price of RMB800 million (US$114.9 million).
Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2019.
G.	Safe Harbor
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
and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM
 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Rui Chen	42	Chairman of the Board of Directors and Chief Executive Officer
Yi Xu	30	Founder, Director and President
Ni Li	34	Vice Chairman of the Board of Directors and Chief Operating Officer
Wenji Jin	47	Independent Director
JP Gan	48	Independent Director
Eric He	59	Independent Director
Feng Li	46	Independent Director
Xin Fan	41	Chief Financial Officer
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
Ni Li
has served as our chief operating officer since November 2014 and vice chairman of our board of directors since January 2015. Ms. Li oversees our platform operations, sales and commercial cooperation, content ecosystem partnership, and strategic planning and investments. Prior to joining our company, Ms. Li was in charge of human resources operations at Cheetah Mobile from 2012 to 2014. Prior to that, Ms. Li founded Goalcareer, a provider of consulting services to companies in the technology, media and telecommunication sector, and served as its chief executive officer from 2008 to 2012. Ms. Li received her bachelor’s degree in law from Lingnan Normal University in 2008.
Wenji Jin
previously served as our director from May 2016 to April 2018, and started to serve as our director again since February 2019. Mr. Jin has been a managing director at Sequoia Capital from August 2019. From 2017 to March 2019, Mr. Jin served as a managing director at Legend Capital. Legend Capital is an investment company focusing on innovation and growth enterprises in the technology, media and telecommunication sector in China. Mr. Jin held various positions in Legend Capital since 2007. Prior to joining Legend Capital, Mr. Jin served as a senior manager in the software development department at Synopsys (Nasdaq: SNPS). Mr. Jin received his bachelor’s degree from University of Science and Technology of China, his master’s degree from Louisiana State University and his EMBA degree from China Europe International Business School.

JP Gan
has served as our director since January 2015. Mr. Gan has been a founding partner of INCE Capital Limited since 2019. From 2006 to 2019, Mr. Gan was a managing partner of Qiming Venture Partners. From 2005 to 2006, Mr. Gan was the chief financial officer of KongZhong Corporation. Prior to joining KongZhong Corporation, a wireless internet Company, Mr. Gan was a director of The Carlyle Group responsible for venture capital investments in the Greater China region from 2000 to 2005. Mr. Gan is also an independent director of Trip.com Group Ltd. (Nasdaq: TCOM). Mr. Gan received his bachelor’s degree in business administration from the University of Iowa in 1994 and his MBA degree from the University of Chicago Booth School of Business in 1999.
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
Feng Li
previously served as our director from November 2014 to May 2016, and started to serve as our director again in February 2019. Mr. Li is the founder and CEO of Shanghai Ziyou Investment Management Limited, also known as FreeS Fund, a venture capital firm that managing funds primarily invests in early and growth stage startups in China and overseas, and focuses on the industries of upgraded consuming, key sensors and ic, A.I. and biotech. Prior to founding FreeS Fund, Mr. Li worked as a partner in the China TMT investment department in IDG Capital, a global network of private equity and venture capital firms. Prior to that, Mr. Li served as deputy vice president of New Oriental School, a leading English teaching and learning school in China. Mr. Li currently serves as a board member of several private internet and technology companies based in China. Mr. Li received his bachelor’s degree in Chemistry from Peking University in 1996 and his master’s degree in Chemistry from the University of Rochester in 1998.
Xin Fan
has served as our chief financial officer since September 2017. Mr. Fan currently also serves as an independent director of UP Fintech Holding Limited (Nasdaq: TIGR) and GSX Techedu Inc. (NYSE: GSX). Prior to that, Mr. Fan served as our vice president of finance since April 2016. Before joining our company, Mr. Fan served as a finance director at NetEase (Nasdaq: NTES) from 2011 to 2016. Prior to 2011, Mr. Fan held various positions at KPMG Huazhen for an aggregate of eight years and served as a senior manager there from 2008 to 2011. Mr. Fan received his bachelor’s degree in international accounting from Shanghai University of Finance and Economics in 2001. Mr. Fan is a regular member of the American Institute of Certified Public Accountants and a certified public accountant in China. He also holds licenses as chartered global management accountant and chartered certified accountant in the United Kingdom.
B.	Compensation
For the fiscal year ended December 31, 2019, we paid an aggregate of approximately RMB7.2 million (US$1.0 million) in cash to our executive officers, and approximately US$0.24 million in cash to our non-executive
directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.
Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
Global Share Incentive Plan
In November 2014, our board of directors approved a global share incentive plan, which we refer to as the Global Share Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. As of February 28, 2020, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Global Share Plan is 19,880,315 ordinary shares, subject to amendment. As of February 28, 2020, awards to purchase 6,766,402 ordinary shares under the Global Share Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs describe the principal terms of the Global Share Plan.
Types of awards
. The Global Share Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.
Plan administration
. Our chairman of the board of directors or a committee of one or more members of the board of directors will administer the Global Share Plan. The chairman or the committee, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award. The full board of directors will conduct the general administration of the Global Share Plan if required by applicable laws and with respect to awards granted to the chairman of the board of directors, the committee members (if applicable), independent directors and executive officers of our company.
Award agreement
. Awards granted under the Global Share Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.
Eligibility
. We may grant awards to our employees, directors and consultants of our company.
Vesting schedule
. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.
Exercise of options
. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.
Transfer restrictions
. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the Global Share Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.
Termination and amendment of the Global Share Plan
. Unless terminated earlier, the Global Share Plan has a term of ten years. The plan administrator has the authority to terminate, amend or modify the plan. Except with respect to amendments made by the plan administrator, no termination, amendment or modification may adversely affect in any material way any awards previously granted pursuant to the Global Share Plan unless agreed by the participant.
2018 Share Incentive Plan
In February 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. We subsequently amended our 2018 Plan in March 2020 by unanimous written approval of our board of directors. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan (the “Award Pool”) is initially 6,962,069, provided that, in the event that the aggregate number of shares which may be issued pursuant to all granted awards (including incentive share options) reaches 6,962,069, thereafter the Award Pool of the 2018 Plan shall be increased automatically if and whenever the unissued shares reserved accounts for less than 0.5% of the total number of shares of our company issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting), as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal to 2.5% of the total number of shares of our company issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting). As of February 28, 2020, awards to purchase 5,378,000 ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2018 Plan.
Types of Awards
. The 2018 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.
Plan Administration
. Our board of directors or a committee of one or more members of the board of directors will administer the 2018 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.
Award Agreement
. Awards granted under the 2018 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.
Eligibility
. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.
Vesting Schedule
. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.
Exercise of Options
. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.
Transfer Restrictions
. Awards may not be transferred in any manner by the recipient other than in accordance with the exceptions provided in the 2018 Plan, such as transfers by will or the laws of descent and distribution.
Termination and Amendment of the 2018 Plan
. Unless terminated earlier, the 2018 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.
The following table summarizes, as of February 28, 2020, the number of ordinary shares underlying outstanding options granted to several of our directors and executive officers and to other individuals as a group under the Global Share Plan and 2018 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Rui Chen	—
Yi Xu	—
Ni Li	*	Nominal	September 1, 2016	September 1, 2022
Xin Fan	*	Nominal	Various dates from April 18, 2016 to June 15, 2019	Various dates from April 18, 2022 to June 15, 2025
Other grantees	11,369,402	Nominal	July 28, 2014 to December 4, 2019	July 28, 2020 to December 4, 2025

Total	12,144,402

Note:
*	Less than 1% of our total outstanding shares.

Equity Incentive Trust
s
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

Compensation Committee
. Our compensation committee consists of JP Gan, Eric He and Wenji Jin. JP Gan is the chairman of our compensation committee. We have determined that JP Gan, Eric He and Wenji Jin each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:
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

Nominating and Corporate Governance Committee
. Our nominating and corporate governance committee consists of JP Gan, Eric He and Wenji Jin. JP Gan is the chairman of our nominating and corporate governance committee. JP Gan, Eric He and Wenji Jin each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:
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

We had 1,903, 3,033 and 4,791 employees as of December 31, 2017, 2018 and 2019, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2019 by function:

As of December 31, 2019
Function:
Platform operations	439
Products and technology	2,043
Content operations	745
Content audit	1,220
Management, sales, finance and administration	344

Total	4,791

As of December 31, 2019, we had 3,607 employees in Shanghai, 449 employees in Wuhan, 199 employees in Beijing and 536 employees in other locations.
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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2020 by:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 85,364,814 Class Y ordinary shares and 242,751,341 Class Z ordinary shares outstanding as of February 28, 2020 (excluding 5,978,893 Class Z ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans).

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after February 28, 2020, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class Y Ordinary Shares	Class Z Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power †
Directors and Executive Officers**:
Rui Chen (1)	49,299,006	133,945	49,432,951	15.1%	45.0	%***
Yi Xu (2)	28,865,808	25,000	28,890,808	8.8%	26.3	%***
Ni Li (3)	7,200,000	800,000	8,000,000	2.4%	6.6	%***
Wenji Jin (4)	—	*	*	*	*
JP Gan (5)	—	*	*	*	*
Eric He (6)	—	*	*	*	*
Feng Li (7)	—	—	—	—	—
Xin Fan	—	*	*	*	*
All Directors and Executive Officers as a Group	85,364,814	2,537,445	87,902,259	26.7%	78.0%
Principal Shareholders:
Entities affiliated with Rui Chen (8)	49,299,006	133,945	49,432,951	15.1%	45.0%
Tencent entities (9)	—	43,749,518	43,749,518	13.3%	4.0%
Kami Sama Limited (10)	28,865,808	—	28,865,808	8.8%	26.3%
Taobao China Holding Limited (11)	—	23,645,657	23,645,657	7.2%	2.2%
Loyal Valley Capital (12)	—	19,353,524	19,353,524	5.9%	1.8%

Notes:
†	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class Y and Class Z ordinary shares as a single class. Each holder of Class Z ordinary shares is entitled to one vote per share and each holder of our Class Y ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class Y ordinary shares and Class Z ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class Y ordinary shares are convertible at any time by the holder thereof into Class Z ordinary shares on a one-for-one
basis.

*	Less than 1% of our total outstanding shares.

**	Except as otherwise indicated below, the business address of our directors and executive officers is c/o Shanghai Hode Information Technology Co., Ltd., Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China.

***	In July 2019, Yi Xu executed an irrevocable power of attorney, pursuant to which Yi Xu has appointed Rui Chen as his attorney to, among other things, attend on Yi Xu’s behalf our company’s shareholders meeting and to exercise all voting rights associated with Yi Xu’s shares in our company. In the same month, Ni Li executed an irrevocable power of attorney, pursuant to which Ni Li has appointed Rui Chen as her attorney to, among other things, attend on her behalf our company’s shareholders meeting and to exercise all voting rights associated with her shares in our company.

(1)	Represents (i) 49,299,006 Class Y ordinary shares directly held by Vanship Limited, a business company limited by shares incorporated in British Virgin Islands, and (ii) 133,945 Class Z ordinary shares directly held by Windforce Limited, a business company limited by shares incorporated in British Virgin Islands. Vanship Limited is controlled by The Le Petit Prince Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Chen is the settlor of The Le Petit Prince Trust, and Mr. Chen and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Chen has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Vanship Limited in our company. Windforce Limited is controlled by Diamond Dust Limited, a Cayman Islands exempted company, which in turn is controlled by Mr. Chen. Mr. Chen is a director of Diamond Dust Limited, and indirectly holds 100% equity interests in Diamond Dust Limited through Vanship Limited.

(2)	Represents (i) 28,865,808 Class Y ordinary shares directly held by Kami Sama Limited, a business company limited by shares incorporated in British Virgin Islands, and (ii) 25,000 Class Z ordinary shares in the form of ADSs held by Mr. Xu. Kami Sama Limited is controlled by The Homur Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Yi Xu is the settlor of The Homur Trust, and Mr. Xu and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Xu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Kami Sama Limited in our company.

(3)	Represents 7,200,000 Class Y ordinary shares and 800,000 Class Z ordinary shares directly held by Saber Lily Limited, a business company limited by shares incorporated in British Virgin Islands. Saber Lily Limited is controlled by The Fortuna Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Ms. Li is the settlor of The Fortuna Trust, and Ms. Li and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Saber Lily Limited in our company.

(4)	The business address of Mr. Wenji Jin is #12, Lane 168, Qingtong Road, Pudong New District, Shanghai, People’s Republic of China.

(5)	The business address of Mr. JP Gan is Suite 909, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong.

(6)	The business address of Mr. Eric He is 3F, 607 Ming Shuei Road, Taipei, Taiwan, People’s Republic of China.

(7)	The business address of Mr. Feng Li is Room 701, Tower 1, Liangmaqiao Diplomatic Office Building, No 19 Dongfangdong Road, Chaoyang District, Beijing, People’s Republic of China.

(8)	Represents (i) 49,299,006 Class Y ordinary shares directly held by Vanship Limited, a business company limited by shares incorporated in British Virgin Islands, and (ii) 133,945 Class Z ordinary shares directly held by Windforce Limited, a business company limited by shares incorporated in British Virgin Islands. Vanship Limited is controlled by The Le Petit Prince Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Chen is the settlor of The Le Petit Prince Trust, and Mr. Chen and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Chen has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Vanship Limited in our company. Windforce Limited is controlled by Diamond Dust Limited, a Cayman Islands exempted company, which in turn is controlled by Mr. Chen. Mr. Chen is a director of Diamond Dust Limited, and indirectly holds 100% equity interests in Diamond Dust Limited through Vanship Limited.

(9)	Represents (i) 10,954,357 Class Z ordinary shares directly held by OPH B Limited, a company limited by shares incorporated in British Virgin Islands, and (ii) 32,795,161 Class Z ordinary shares directly held by Tencent Mobility Limited, a limited company incorporated in Hong Kong, based on the Schedule 13G/A filed on February 10, 2020. OPH B Limited and Tencent Mobility Limited are investing entities ultimately controlled by Tencent Holdings Limited, and are collectively referred to as Tencent entities. The registered address of OPH B Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of Tencent Mobility Limited is 27/F, Three Pacific Place, No.1 Queen’s Road East, Wanchai, Hong Kong.

(10)	Represents 28,865,808 Class Y ordinary shares directly held by Kami Sama Limited, a business company limited by shares incorporated in British Virgin Islands. The registered address of Kami Sama Limited is Start Chambers, Wickham’s Cay II., P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(11)	Represents 13,645,657 Class Z ordinary shares and 10,000,000 Class Z ordinary shares in the form of ADSs directly held by Taobao China Holding Limited, a business company limited by shares incorporated in Hong Kong, based on the Schedule 13G filed on February 14, 2019. Taobao China Holding Limited is a wholly-owned subsidiary of Taobao Holding Limited, a business company limited by shares incorporated in Cayman Islands, which is a wholly-owned subsidiary of Alibaba Group Holding Limited, a business company limited by shares incorporated in Cayman Islands. The principal business address of Alibaba Group Holding Limited, Taobao Holding Limited and Taobao China Holding Limited is c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(12)	Represents (i) 8,063,968 Class Z ordinary shares and 1,612,794 Class Z ordinary shares in the form of ADSs directly held by Sunrise View Investments Limited, a business company limited by shares incorporated in British Virgin Islands, and (ii) 8,063,968 Class Z ordinary shares and 1,612,794 Class Z ordinary shares in the form of ADSs directly held by Starry Concept Group Limited, a business company limited by shares incorporated in British Virgin Islands, based on the information provided by these entities to our company. Sunrise View Investments Limited and Starry Concept Group Limited are collectively referred to as Loyal Valley Capital. Both Sunrise View Investments Limited and Starry Concept Group Limited are wholly owned indirectly by Loyal Valley Capital Advantage Fund LP (formerly known as LVC Super Unicorn Fund LP), a Cayman Islands exempted limited partnership, which is controlled by Mr. Lijun Lin, its director. The registered address of each of Sunrise View Investments Limited and Starry Concept Group Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Vrigin Islands.

To our knowledge, as of February 28, 2020, 166,701,813 of our ordinary shares were held by one record holder in the United States, representing approximately 49.9% of our total outstanding shares on an as converted basis (including the 5,978,893 Class Z ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans). This holder is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 67.0% Class Z ordinary shares on record. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
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
Demand Registration Rights
. Holders holding at least 10% or more of the issued and outstanding registrable securities (on an as converted basis) held by the preferred shareholders, the Class D ordinary shareholders, Class C ordinary shareholders or Class B ordinary shareholders have the right to demand in writing that we file a registration statement covering the registration of at least 25% of their registrable securities. We have the right to defer filing of a registration statement for a period of not more than 90 days if our board of directors determines in good faith that filing of a registration statement in the near future will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right more than once for more than once during any twelve-month period and cannot register any other securities during such period. We are not obligated to effect more than three demand registrations. Further, if the registrable securities are offered by means of an underwritten offering, and the managing underwriter advises us that marketing factors require a limitation of the number of securities to be underwritten, the underwriters may decide to exclude (i) all of the registrable securities in our initial public offering, or (ii) up to 75% of the registrable securities and the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration, provided that all other equity securities are first excluded.
Registration on Form F-3 or Form S-3
. Any holder may request us to file a registration statement on Form
 F-3
or Form
 S-3
if we qualify for registration on Form
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
Piggyback Registration Rights
. If we propose to register for a public offering or our securities other than relating to any share incentive plan or a corporate reorganization, we must offer holders of our registrable securities an opportunity to be included in such registration. If the underwriters advise in writing that market factors require a limitation of the number of registrable securities to be underwritten, the underwriters may decide to exclude (i) all of the registrable securities in our initial public offering, or (ii) up to 75% of the registrable securities and the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration, provided that all other equity securities are first excluded (except for securities sold for the account of our company).
Expenses of Registration
. We will bear all registration expenses, other than the underwriting discounts and selling commissions applicable to the sale of registrable securities, incurred in connection with registrations, filings or qualification pursuant to the shareholders agreement.
Termination of Obligations
. We have no obligation to effect any demand, piggyback or Form
 F-3
or Form
 S-3
registration upon the later of (i) the fifth anniversary from the date of closing of a QIPO as defined in the shareholders agreement, and (ii) with respect to any holder, the date following a QIPO on which such holder holds less than 1% of the equity securities of our company and all registrable securities may be sold under Rule 144 of the Securities Act in any
90-day
period.

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
Share Incentive Plan
See “Management—Global Share Incentive Plan” and “Management—2018 Share Incentive Plan.”
Other Related Party Transactions
In June 2019, we transferred several equity investments to an investment fund, and one of our subsidiaries was its limited partner. The cost of the equity investments transfer was RMB465.8 million (US$66.9 million). The consideration was RMB539.6 million (US$77.5 million), which was determined based on the estimated fair value of the investments. The difference between the consideration and cost of the investments was recognized as investment income. As of December 31, 2019, the consideration receivable was RMB143.7 million (US$20.6 million). We transferred several long-term investments to an entity controlled by our major shareholders amounting to RMB12.8 million and RMB3.3 million for the years ended December 31, 2017 and 2018, respectively.

For the years ended December 31, 2017, 2018 and 2019, we purchased promotional and other services amounting to RMB3.7 million, RMB163.0 million and RMB87.6 (US$12.6 million), respectively. As of December 31, 2018 and 2019, we had a total amount of RMB50.3 million due to Chaodian, and RMB195.3 (US$28.1 million) due from the investment fund and other related parties, respectively.
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
Objects of Our Company
. Under our amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.
Ordinary Shares
. Our ordinary shares are divided into Class Y ordinary shares and Class Z ordinary shares. Holders of our Class Y ordinary shares and Class Z ordinary shares will have the same rights except for voting and conversion rights. Each Class Z Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings, and each Class Y ordinary share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members.
Conversion
. Each Class Y ordinary share is convertible into one Class Z ordinary share at any time by the holder thereof. Class Z ordinary shares are not convertible into Class Y ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class Y ordinary shares by a holder thereof to any person other than Rui Chen, Yi Xu and Ni Li or any entity which is not ultimately controlled by any of Rui Chen, Yi Xu or Ni Li, such Class Y ordinary shares shall be automatically and immediately converted into the same number of Class Z ordinary shares.

Dividends
. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.
Voting Rights
. Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. Each holder of Class Z ordinary shares is entitled to one vote per share and each holder of our Class Y ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class Y ordinary shares and Class Z ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or any shareholder present in person or by proxy.
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
General Meetings of Shareholders
. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.
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
Transfer of Ordinary Shares
. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing, and shall be executed by or on behalf of the transferor, and if the directors so requires, signed by the transferee.

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
Liquidation
. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up
capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.
Calls on Shares and Forfeiture of Shares
. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Shares
. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors, or by the shareholders by special resolutions. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, or (b) if such redemption or repurchase would result in there being no shareholders of the company holding shares, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares
. If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class), whether or not our company is being wound-up,
may only be materially adversely varied with the consent in writing of the holders of two-thirds
of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of the class by the holders of two-thirds
of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu
with such existing class of shares or with enhanced or weighted voting rights or subsequent to such creation or issue, the redemption or repurchase of such shares.

Issuance of Additional Shares
. Our amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
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
Inspection of Books and Records
. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.
Anti-Takeover Provisions
. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:
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
Exempted Company
. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:
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
Cayman Islands Taxation
According to Walkers (Hong Kong), our Cayman counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.
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
For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class Z ordinary shares for ADSs will generally not be subject to U.S. federal income tax.
Passive Foreign Investment Company Considerations
A
non-U.S.
corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.
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

Assuming that we are the owner of our VIEs for U.S. federal income tax purposes, and based upon our current income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2019 and we do not presently expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not expect to be or become a PFIC in the current or future taxable years, no assurance can be given that we are not or will not become classified as a PFIC because the determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend, in part, upon the composition of our assets and income, and the continued existence of our goodwill at that time. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market value of our ADSs from time to time (which may be volatile). In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, our risk of becoming classified as a PFIC may substantially increase.
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
As of December 31, 2019, we had Renminbi-denominated cash and cash equivalents and restricted cash of RMB243.3 million. If Renminbi had appreciated by 10% against the U.S. dollar, we would have had an increase of approximately US$3.9 million of cash and cash equivalent and restricted cash.
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

PART II.
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
For the period from March 27, 2018, the date that the Form
 F-1
was declared effective by the SEC, to December 31, 2019, we used approximately US$170.2 million of the net proceeds from our initial public offering for research and development, sales and marketing, general corporate purposes and working capital, including strategic investments and acquisitions.
We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form
 F-1.
ITEM
 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules
 13a-15(e)
of the Exchange Act, as of December 31, 2019. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules
 13a-15
(f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
Remediation of the Material Weakness in Internal Control over Financial Reporting Reported in 2017 and 2018
As of December 31, 2019, based on an assessment performed by our management on the performance of certain remediation measures (specified below), we determined that the material weakness in our internal control over financial reporting previously identified by us and our independent registered public accounting firm in connection with the audits of our consolidated financial statements for the years ended December 31, 2017 and 2018 had been remediated.
The material weakness identified related to our lack of sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.
We have implemented a number of measures to address the material weakness that was identified. We hired additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements. We have also established clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues. Furthermore, we have formalized the procedures and controls regarding the financial reporting process and have established an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel.
Attestation Report of the Independent Registered Public Accounting Firm
PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2019 as stated in its report, which appears on page
 F-2
of this annual report on Form
 20-F.
Changes in Internal Control over Financial Reporting
Other than as described above, there were no other changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form
 20-F
that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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

	For the Year Ended December 31,
	2018	2019
	(RMB in thousands)
Audit fees (1)	7,450	9,128
Audit-related fees (2)	—	3,650
Tax fees (3)	1,090	1,050
Other fees (4)	180	150

(1)	“Audit fees” means the aggregate fees incurred for each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC. In 2018, the audit refers to financial statement audit and assurance services rendered in connection with our IPO in 2018. In 2019, the audit refers to financial statement audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)	“Audit-related fees” means the aggregate fees incurred for the issuance of comfort letters in connection with the offering of the convertible senior notes and concurrent offering of additional ADSs in April 2019, and permissible services to review and comment on the design of internal control over financial reporting rendered by our principal auditors in 2019.

(3)	“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees”.

The policy of our audit committee is to
pre-approve
all audit and
non-audit
services provided by PricewaterhouseCoopers Zhong Tian LLP as described above.
ITEM 16D.
EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E.
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
ITEM 16F.
CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G.
CORPORATE GOVERNANCE
Rule 5635(c) of the Nasdaq Rules requires a Nasdaq-listed company to obtain its shareholders’ approval of all equity compensation plans, including stock plans, and any material amendments to such plans. Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. We currently follow our home country practice that (i) does not require us to hold an annual meeting of shareholders no later than one year after the end of its fiscal year and (ii) does not require us to seek shareholder approval for amending share incentive plans. Therefore, our shareholders are afforded less protection than they otherwise would under the Nasdaq Global Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.” In the future, we may rely on other exemptions provided by Nasdaq.

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

2.5*	Indenture, dated April 5, 2019 constituting US$500 million 1.375% Convertible Senior Notes Due 2026

2.6

Description of American Depositary Shares and Description of Class Z Ordinary Shares of the Registrant (incorporated herein by reference to (i) the sections titled “Description of American Depositary Shares” and “Description of Share Capital” in the Registrant’s registration statement on Form F-3(File No. 333-230660), initially filed with the Commission on April 1, 2019, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A (File No. 000-38429), filed with the Securities and Exchange Commission on March 16, 2018)

4.1	Global Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.2*	Amended and Restated 2018 Share Incentive Plan

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

4.5*	English translation of Power of Attorney granted by Mr. Rui Chen, the sole shareholder of Shanghai Kuanyu, dated April 24, 2019(1)

4.6*	English translation of the Equity Pledge Agreement among Hode Technology, Shanghai Kuanyu and Mr. Rui Chen, the sole shareholder of Shanghai Kuanyu, dated April 24, 2019(1)

4.7*	English translation of the Exclusive Technology Consulting and Services Agreement between Hode Technology and Shanghai Kuanyu, dated April 24, 2019(1)

4.8*	English translation of the Exclusive Call Option Agreement among Hode Technology, Shanghai Kuanyu and Mr. Rui Chen, the sole shareholder of Shanghai Kuanyu, dated April 24, 2019(1)

Exhibit Number	Description of Document
4.9*	English translation of Spousal Consent Letter granted by Qitao Yang

4.10
English translation of Power of Attorney granted by the shareholders of Shanghai Hode, dated October 10, 2017 (incorporated herein by reference to Exhibit 10.10 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.11
English translation of the Equity Pledge Agreement among Hode Technology, Shanghai Hode and the shareholders of Shanghai Hode, dated October 10, 2017 (incorporated herein by reference to Exhibit 10.11 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.12
English translation of the Exclusive Technology Consulting and Services Agreement between Hode Technology and Shanghai Hode, dated October 10, 2017 (incorporated herein by reference to Exhibit 10.12 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.13
English translation of the Exclusive Call Option Agreement among Hode Technology, Shanghai Hode and the shareholders of Shanghai Hode, dated October 10, 2017 (incorporated herein by reference to Exhibit 10.13 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.14
English translation of Spousal Consent Letters granted by Weixiong Lin, Qingyu Li and Qitao Yang (incorporated herein by reference to Exhibit 10.14 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.15
Share Purchase Agreement between the Registrant and other parties thereto, dated April 1, 2017 (incorporated herein by reference to Exhibit 10.15 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.16
Share Purchase and Investor Rights Agreement entered between Bilibili Inc. and Tencent Mobility Limited dated as of October 3, 2018 (incorporated herein by reference to Exhibit 4.16 to the Form 20-F, as amended, initially filed on March 29, 2019 (File No. 001-38429))

8.1*	Significant subsidiaries and consolidated affiliated entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Walkers (Hong Kong)

15.2*	Consent of AnJie Law Firm

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

101.INS**	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH**	Inline XBRL Taxonomy Extension Scheme Document

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.
(1)	Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
 20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Bilibili Inc.

By:	/s/ Rui Chen
Name:	Rui Chen
Title:	Chairman of the Board of Directors and
Chief Executive Officer
Date: March 27, 2020

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Bilibili Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Bilibili Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Revenue recognition for in-games virtual items
As described in Note 2(t) to the consolidated financial statements, revenues from mobile game services were RMB3,598 million for the year ended December 31, 2019. The Company recognizes revenue from the sale of in-game virtual items in exclusively distributed mobile games over the estimated average playing period of paying players, starting from the point-in-time when related in-game virtual items are delivered to the paying players’ accounts. The Company has estimated the average playing period of paying players for each game, usually between three to seven months. Management applied significant judgment in determining average playing period of paying players, which involved the use of significant assumptions, including the churn rates and the similarities between newly-launched games and existing games.

The principal considerations for our determination that performing procedures relating to revenue recognition for in-games virtual items is a critical audit matter are there was significant judgment by management in estimating the average playing period of paying players. This in turn led to significant auditor judgment and effort in performing procedures and in evaluating management’s significant assumptions used in developing these estimates, including the churn rates and the similarities between newly-launched games and existing games.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls over the revenue recognition process, which included estimating the average playing period of paying players. These procedures also included, among others, testing management’s process to estimate the average playing period of paying players by (i) testing the data integrity and the calculation of the churn rates; (ii) evaluating management’s considerations in determining the underlying assumption of churn rates with reference to historical operating data; and (iii) assessing the reasonableness of the underlying assumption of the similarities between newly-launched games and existing games based on the characteristics of mobile games and playing patterns of paying players, including paying player type and purchasing frequency.

/s/ PricewaterhouseCoopers Zhong Tian LLP
PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
March 27, 2020
We have served as the Company’s auditor since 2017.

BILIBILI INC.
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share and per share data)

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
			Note 2(e)
Assets
Current assets:
Cash and cash equivalents	3,540,031	4,962,660	712,842
Time deposits	749,385	1,844,558	264,954
Accounts receivable, net	324,392	744,845	106,990
Receivables due from related parties	—	195,290	28,052
Prepayments and other current assets	990,851	1,315,901	189,017
Short-term investments	945,338	1,260,810	181,104

Total current assets	6,549,997	10,324,064	1,482,959

Non-current assets:
Property and equipment, net	394,898	516,087	74,131
Production cost, net	204,231	443,533	63,710
Intangible assets, net	1,419,435	1,657,333	238,061
Deferred tax assets	—	10,479	1,505
Goodwill	941,488	1,012,026	145,368
Long-term investments, net	979,987	1,251,129	179,713
Other long-term assets	—	301,916	43,368

Total non-current assets	3,940,039	5,192,503	745,856

Total assets	10,490,036	15,516,567	2,228,815

Liabilities
Current liabilities:
Accounts payable (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB1,078.1 million and RMB1,454.9 million as of December 31, 2018 and 2019, respectively)	1,307,598	1,904,042	273,499
Salary and welfare payable (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB94.7 million and RMB128.3 million as of December 31, 2018 and 2019, respectively)	246,815	355,936	51,127
Taxes payable (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB27.2 million and RMB33.6 million as of December 31, 2018 and 2019, respectively)	38,505	67,856	9,747
Deferred revenue (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB937.1 million and RMB1,234.5 million as of December 31, 2018 and 2019, respectively)	985,143	1,369,000	196,645
Accrued liabilities and other payables (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB318.6 million and RMB222.1 million as of December 31, 2018 and 2019, respectively)	670,442	575,763	82,702
Amount due to related parties (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB23.1 million and nil as of December 31, 2018 and 2019, respectively)	50,331	—	—

Total current liabilities	3,298,834	4,272,597	613,720

Non-current liabilities:
Long-term debt	—	3,414,628	490,481
Other long-term liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiary of nil and RMB23.1 million as of December 31, 2018 and 2019, respectively)	—	192,882	27,704

Total non- current liabilities	—	3,607,510	518,185

Total liabilities	3,298,834	7,880,107	1,131,905

Commitments and contingencies (Note 2 1 )

The accompanying notes are an integral part of these consolidated financial statements.

BILIBILI INC.
CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except for share and per share data)

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
			Note 2(e)
Shareholders’ equity
Ordinary shares:
Class Y Ordinary Shares (US$0.0001 par value; 100,000,000 shares authorized, 85,364,814 shares issued and outstanding as of December 31, 2018 and 2019)	53	53	8
Class Z Ordinary Shares (US$0.0001 par value; 9,800,000,000 shares authorized , 229,056,421 shares issued and 226,323,075 shares outstanding as of December 31, 2018; 9,800,000,000 shares authorized , 247,230,234 shares issued , 242,751,341 shares outstanding as of December 31, 2019)	144	155	22
Additional paid-in capital	9,459,546	10,718,190	1,539,572
Statutory reserves	7,666	13,463	1,934
Accumulated other comprehensive income	326,077	466,229	66,970
Accumulated deficit	(2,842,690)	(4,145,606)	(595,479)

Total Bilibili Inc.’s shareholders’ equity	6,950,796	7,052,484	1,013,027

Noncontrolling interests	240,406	583,976	83,883

Total shareholders’ equity	7,191,202	7,636,460	1,096,910

Total liabilities and shareholders’ equity	10,490,036	15,516,567	2,228,815

The accompanying notes are an integral part of these consolidated financial statements.

F-
6

BILIBILI INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$ Note 2(e)
Net revenues	2,468,449	4,128,931	6,777,922	973,588
Cost of revenues	(1,919,241)	(3,273,493)	(5,587,673)	(802,619)
Gross profit	549,208	855,438	1,190,249	170,969
Operating expenses:
Sales and marketing expenses	(232,489)	(585,758)	(1,198,516)	(172,156)
General and administrative expenses	(260,898)	(461,165)	(592,497)	(85,107)
Research and development expenses	(280,093)	(537,488)	(894,411)	(128,474)
Total operating expenses	(773,480)	(1,584,411)	(2,685,424)	(385,737)
Loss from operations	(224,272)	(728,973)	(1,495,175)	(214,768)
Other income/(expenses):
Investment income, net (including impairments)	22,957	96,440	96,610	13,877
Interest income	1,483	68,706	162,782	23,382
Interest expen se	—	—	(46,543)	(6,685)
Exchange gains/(losses)	6,445	(1,661)	(11,789)	(1,693)
Others, net	18,518	26,455	26,412	3,794
Loss before tax	(174,869)	(539,033)	(1,267,703)	(182,093)
Income tax	(8,881)	(25,988)	(35,867)	(5,152)
Net loss	(183,750)	(565,021)	(1,303,570)	(187,245)
Accretion to Pre-IPO Preferred Shares redemption value	(258,554)	(64,605)	—	—
Deemed dividend in connection with repurchase of Pre-IPO Preferred Shares	(129,244)	—	—	—
Net loss attributable to noncontrolling interests	—	13,301	14,597	2,097
Net loss attributable to the Bilibili Inc.’s shareholders	(571,548)	(616,325)	(1,288,973)	(185,148)
Net loss	(183,750)	(565,021)	(1,303,570)	(187,245)
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(75,695)	296,030	140,152	20,132
Total other comprehensive (loss)/income	(75,695)	296,030	140,152	20,132
Total comprehensive loss	(259,445)	(268,991)	(1,163,418)	(167,113)
Accretion to Pre-IPO Preferred Shares redemption value	(258,554)	(64,605)	—	—
Deemed dividend in connection with repurchase of Pre-IPO Preferred Shares	(129,244)	—	—	—
Net loss attributable to noncontrolling interests	—	13,301	14,597	2,097
Comprehensive loss attributable to the Bilibili Inc.’s shareholders	(647,243)	(320,295)	(1,148,821)	(165,016)
Net loss per share, basic	(8.17)	(2.64)	(3.99)	(0.57)
Net loss per share, diluted	(8.17)	(2.64)	(3.99)	(0.57)
Net loss per ADS, basic	—	(2.64)	(3.99)	(0.57)
Net loss per ADS, diluted	—	(2.64)	(3.99)	(0.57)
Weighted average number of ordinary shares, basic	69,938,570	233,047,703	323,161,680	323,161,680
Weighted average number of ordinary shares, diluted	69,938,570	233,047,703	323,161,680	323,161,680
Weighted average number of ADS, basic	—	233,047,703	323,161,680	323,161,680
Weighted average number of ADS, diluted	—	233,047,703	323,161,680	323,161,680

Share-based compensation expenses included in :
Cost of revenues	7,936	28,173	23,281	3,344
S a l es and marketing expenses	3,423	11,499	14,269	2,050
General and administrative expenses	56,746	102,544	68,497	9,839
Research and development expenses	11,849	38,977	66,503	9,553

The accompanying notes are an integral part of these consolidated financial statements.

BILIBILI INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY
(All amounts in thousands, except for share and per share data)

	Ordinary shares						Other permanent equities
	Class Y Ordinary Shares		Class Z Ordinary Shares		Pre-IPO Class A Ordinary Shares		Pre-IPO Class B Ordinary Shares		Pre-IPO Class C Ordinary Shares		Pre-IPO Class D Ordinary Shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Non contr olling interests	Total shareholders’ (deficit)/equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
		RMB		RMB		RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2016	—	—	—	—	71,136,926	46	13,600,000	16,356	8,500,000	16,944	2,132,353	6,911	307,036	1,595	105,742	(1,777,990)	357	(1,323,003)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—		—	—	(183,750)	—	(183,750)
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	69,480	—	—	—	—	69,480
Repurchase of Pre-IPO Class A Ordinary Shares	—	—	—	—	(1,154,643)	(1)	—	—	—	—	—	—	(49,085)	—	—	—	—	(49,086)
Redesignation of Pre-IPO Class A Ordinary Shares to Pre-IPO Series D1 Preferred Shares	—	—	—	—	(645,357)	—	—	—	—	—	—	—	(17,003)	—	—	—	—	(17,003)
Redesignation of Pre-IPO Series C Preferred Shares to Pre-IPO Series D1 Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—	(129,244)	—	—	—	—	(129,244)
Pre-IPO Preferred Shares redemption value accretion	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(258,554)	—	(258,554)
Purchase of noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	(2,332)	—	—	—	(357)	(2,689)
Spin-off transactions	—	—	—	—	—	—	—	—	—	—	—	—	30,032	—	—	—	—	30,032
Appropriation to statutory reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	2,480	—	(2,480)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(75,695)	—	—	(75,695)

Balance at December 31, 2017	—	—	—	—	69,336,926	45	13,600,000	16,356	8,500,000	16,944	2,132,353	6,911	208,884	4,075	30,047	(2,222,774)	—	(1,939,512)

The accompanying notes are an integral part of these consolidated financial statements.

BILIBILI INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (Continued)
(All amounts in thousands, except for share and per share data)

	Ordinary shares						Other permanent equities
	Class Y Ordinary Shares		Class Z Ordinary Shares		Pre-IPO Class A Ordinary Shares		Pre-IPO Class B Ordinary Shares		Pre-IPO Class C Ordinary Shares		Pre-IPO Class D Ordinary Shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Non contr olling interests	Total shareholders’ (deficit)/equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
		RMB		RMB		RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31 , 2017	—	—	—	—	69,336,926	45	13,600,000	16,356	8,500,000	16,944	2,132,353	6,911	208,884	4,075	30,047	(2,222,774)	—	(1,939,512)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(551,720)	(13,301)	(565,021)
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	178,343	—	—	—	2,850	181,193
Share issuance upon initial public offering and followed offering, net of issuance costs of US$6,333	—	—	67,063,451	43	—	—	—	—	—	—	—	—	4,952,563	—	—	—	—	4,952,606
Redesignation of Pre-IPO Ordinary Shares into Class Y and Class Z Ordinary Shares upon initial public offering	84,260,279	52	9,309,000	6	(69,336,926)	(45)	(13,600,000)	(16,356)	(8,500,000)	(16,944)	(2,132,353)	(6,911)	40,198	—	—	—	—	—
Redesignation of Pre-IPO Preferred Shares into Class Y and Class Z Ordinary Shares upon initial public offering	1,104,535	1	141,808,970	89	—	—	—	—	—	—	—	—	4,079,558	—	—	—	—	4,079,648
Pre-IPO Preferred Shares redemption value accretion	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(64,605)	—	(64,605)
Capital injection in subsidiaries by noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	22,198	22,198
Acquisitions of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	228,659	228,659
Share issuance from exercise of share options	—	—	8,141,654	6	—	—	—	—	—	—	—	—	—		—	—	—	6
Appropriation to statutory reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	3,591	—	(3,591)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	296,030	—	—	296,030

Balance at December 31 , 2018	85,364,814	53	226,323,075	144	—	—	—	—	—	—	—	—	9,459,546	7,666	326,077	(2,842,690)	240,406	7,191,202

The accompanying notes are an integral part of these consolidated financial statements.

BILIBILI INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (Continued)
(All amounts in thousands, except for share and per share data)

	Ordinary shares
	Class Y Ordinary Shares		Class Z Ordinary Shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Noncontrolling interests	Total shareholders’ equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2018	85,364,814	53	226,323,075	144	9,459,546	7,666	326,077	(2,842,690)	240,406	7,191,202
Net loss	—	—	—	—	—	—	—	(1,288,973)	(14,597)	(1,303,570)
Share-based compensation	—	—	—	—	172,550	—	—	—	—	172,550
Issuance of ordinary shares, net of issuance costs of US$9,376	—	—	14,173,813	10	1,647,701	—	—	—	—	1,647,711
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	30,000	30,000
Consolidation of an entity under common control (Note 26)	—	—	—	—	(488,463)	—	—	(8,146)	426,448	(70,161)
Purchase of noncontrolling interests	—	—	—	—	(73,144)	—	—	—	(102,480)	(175,624)
Share issuance from exercise of share options	—	—	2,254,453	1	—	—	—	—	—	1
Deconsolidation of a subsidiary	—	—	—	—	—	—	—	—	4,199	4,199
Appropriation to statutory reserves	—	—	—	—	—	5,797	—	(5,797)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	140,152	—	—	140,152

Balance at December 31, 2019	85,364,814	53	242,751,341	155	10,718,190	13,463	466,229	(4,145,606)	583,976	7,636,460

The accompanying notes are an integral part of these consolidated financial statements.

BILIBILI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$ Note 2(e)
Cash flows from operating activities:
Net loss	(183,750)	(565,021)	(1,303,570)	(187,245)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment	38,356	99,714	191,784	27,548
Amortization of intangible assets	266,042	542,731	905,613	130,083
Amortization of the right-of-use assets	—	—	70,712	10,157
Amortization of debt issuance costs	—	—	9,117	1,310
Share-based compensation expenses	79,954	181,193	172,550	24,786
Allowance for doubtful accounts	2,716	10,904	9,396	1,350
Inventory provision	—	—	5,987	860
Deferred income taxes	—	—	(10,479)	(1,505)
Unrealized exchange (gains)/losses	(115)	497	2,636	379
Unrealized f air value changes of short-term investments	(12,523)	(1,799)	17,939	2,577
Fair value changes of long-term investments	—	2,072	18,444	2,649
Gain on disposal of long-term investments and subsidiaries	—	—	(148,776)	(21,371)
Loss from equity method investments, net of dividends received	—	—	24,173	3,472
Revaluation of previously held equity interests	—	(144,434)	—	—
Impairments of long-term investments	15,989	46,375	5,900	847
Changes in operating assets and liabilities:
Accounts receivable	(283,218)	65,612	(398,968)	(57,308)
Receivables due from related parties	(24,660)	35,118	7,382	1,060
Prepayments and other assets	(247,492)	(540,647)	(508,515)	(73,044)
Other long-term assets	—	—	(360,497)	(51,782)
Accounts payable	271,893	345,917	586,864	84,298
Salary and welfare payable	91,402	95,452	101,788	14,621
Taxes payable	13,514	13,708	23,114	3,320
Amount due to related parties	5,724	44,607	(50,331)	(7,230)
Deferred revenue	356,413	398,623	353,997	50,848
Accrued liabilities and other payables	74,305	106,664	277,875	39,914
Other long-term liabilities	—	—	190,416	27,352

Net cash provided by operating activities	464,550	737,286	194,551	27,946

Cash flows from investing activities:
Purchase of property and equipment	(144,906)	(293,566)	(296,044)	(42,524)
Purchase of intangible assets	(485,912)	(1,040,125)	(1,268,830)	(182,256)
Purchase of short-term investments	(4,708,514)	(6,666,731)	(9,973,879)	(1,432,658)
M aturities of short-term investments	4,932,376	6,252,151	9,993,525	1,435,480
Cash consideration paid for purchase of subsidiaries, net of cash acquired	—	(135,822)	(719,909)	(103,408)
Cash paid for long-term investments including loans	(320,088)	(565,137)	(1,226,794)	(176,218)
Repayment of loans from investees	—	—	11,000	1,580
Cash received from disposal of long-term investments	12,750	1,250	566,554	81,380
Impact to cash resulting from deconsolidation of subsidiar y	—	—	(959)	(137)
Placement s of time deposits	(1,960)	(750,473)	(4,920,099)	(706,728)
Maturit ies of time deposits	—	2,059	3,877,158	556,919

Net cash used in investing activities	(716,254)	(3,196,394)	(3,958,277)	(568,570)

Cash flows from financing activities:
Proceeds of short-term loans	9,000	—	141,857	20,376
Repayment of short-term loan s	—	—	(100,000)	(14,364)
Repurchase of Pre-IPO Ordinary Shares	(49,086)	—	—	—
Repurchase of noncontrolling interests	(2,689)	—	(121,325)	(17,427)
Capital injections from noncontrolling interests	—	22,198	154,492	22,191
Proceeds from exercise of employees’ share options	—	6	1	*
Proceeds from issuance of ordinary shares, net of issuance costs of US$6,333 and US$9,376 , respectively	—	4,952,606	1,647,711	236,679
Proceeds from issuance of Pre-IPO Series D1 Preferred Shares, net of nil issuance cost s	49,086	—	—	—
Proceeds from issuance of Pre-IPO Series D2 Preferred Shares, net of nil issuance cost s	689,069	—	—	—
Cash and cash equivalents of disposed business in connection with the spin-off transaction	(19,847)	—	—	—
Proceeds from issuance of convertible senior notes, net of issuance costs of US$11,805	—	—	3,356,106	482,075

Net cash provided by financing activities	675,533	4,974,810	5,078,842	729,530

BILIBILI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$ Note 2(e)
Effect of exchange rate changes on cash and cash equivalents and restricted cash held in foreign currencies	(48,145)	261,447	107,513	15,442
Net increase in cash and cash equivalents and restricted cash	375,684	2,777,149	1,422,629	204,348

Cash and cash equivalents and restricted cash at beginning of the year	387,198	762,882	3,540,031	508,494
Including:
Cash and cash equivalents at beginning of the year	387,198	762,882	3,540,031	508,494
Restricted cash at beginning of the year	—	—	—	—

Cash and cash equivalents and restricted cash at end of the year	762,882	3,540,031	4,962,660	712,842
Including:
Cash and cash equivalents at end of the year	762,882	3,540,031	4,962,660	712,842
Restricted cash at end of the year	—	—	—	—
Supplemental disclosures of cash flows information:
Cash paid for income taxes, net of tax refund	6,196	15,765	33,734	4,846
Cash paid for interest expense	—	—	26,203	3,764

Supplemental schedule of non-cash investing and financing activities:
Accretion to Pre-IPO Preferred Shares redemption value	258,554	64,605	—	—
Deemed dividend in connection with repurchase of Pre-IPO Preferred Shares	129,244	—	—	—
Fixed assets purchases financed by accounts payable	30,050	40,277	55,759	8,009
Acquisitions and investments financed by accrued liabilities and other payables	6,534	502,279	79,059	11,356
Intangible assets purchases financed by accounts payable	70,726	415,780	365,187	52,456

*	Less than 1.
The accompanying notes are an integral part of these consolidated financial statements.

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.	Operations and Reorganization

Bilibili Inc. (the “Company” or “Bilibili”) is an online entertainment platform for young generations. The Company, through its consolidated subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”), is primarily engaged in the operation of providing online entertainment services to users in the People’s Republic of China (the “PRC” or “China”)
.
As of December 31, 2019, the Company’s major subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

Major Subsidiaries	Place and Year of Incorporation	Percentage of Direct or Indirect Economic Ownership	Principal Activities
Bilibili HK Limited	Hong Kong Y2014	100	Investment holding
Hode HK Limited	Hong Kong Y2014	100	Investment holding
Bilibili Co., Ltd.	Japan Y2014	100	Business development
Hode Shanghai Limited. (“Hode Technology”)	PRC Y2014	100	Technology development
Shanghai Bilibili Technology Co., Ltd.	PRC Y2016	100	Technology development

Major VIEs and VIEs’ subsidiaries	Place and Year of Incorporation Acquisition	Percentage of Direct or Indirect Economic O wnership	Principal Activities
Shanghai Hode Information Technology Co., Ltd. (“Shanghai Hode”)	PRC Y2013	100	Mobile game operation
Shanghai Kuanyu Digital Technology Co., Ltd. (“Shanghai Kuanyu”)	PRC Y2014	100	Video distribution
Sharejoy Network Technology Co., Ltd.	PRC Y2014	100	Game promotion and marketing
Shanghai Hehehe Culture Communication Co., Ltd	PRC Y2014	100	Comics distribution
Shanghai Anime Tamashi Cultural Media Co., Ltd.	PRC Y2015	100	E-commerce

History of the Group
•	Reorganization

The Group commenced operations in 2011 and established Shanghai Hode to expand the principal businesses in 2013. Shanghai Hode was founded by several PRC citizens.
The Company was incorporated as a limited liability company in the Cayman Islands in December 2013. Through a series of contemplated transactions in October and December 2014, Hode Technology was established to control Shanghai Hode through contractual arrangements (the “Reorganization”). Through these Reorganization transactions, the Group’s business continued to be carried out by Shanghai Hode without changes in control. Accordingly, pursuant to the guidance in ASC 805,
Business Combinations
, Hode Technology was established to consolidate Shanghai Hode, which was identified as the acquiree for accounting purposes. There was no change in financial statements preparation basis resulted from these Reorganization transactions. Further, the Group obtained control over Shanghai Kuanyu in November 2014 through contractual agreements. Shanghai Hode and Shanghai Kuanyu became the VIEs of the Group.

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
1.	Operations and Reorganization (Continued)

•	Initial public offering (“IPO”) and followed offering s

In April 2018, the Company completed its IPO on the NASDAQ Global Select Market. In the offering, 42,000,000 American depositary shares (“ADSs”), representing 42,000,000 Class Z Ordinary Shares, were issued and sold to the public at a price of US$11.50 per ADS. The net proceeds to the Company from the IPO, after deducting commissions and offering expenses, were approximately US$443.3 million
(RMB2,781.8 million)
.
In October 2018, 25,063,451 ADSs, representing 25,063,451 Class Z Ordinary Shares, were issued and sold to Tencent Holdings Limited (“Tencent”). The net proceeds to the Company from the offering, after deducting offering expenses, were approximately US$317.2 million (RMB2,170.8 million).
In April 2019, the Company completed an offering of convertible senior notes due 2026
(the “
2026
Notes”) in
an
aggregate principal amount of US$500.0 million, and
a
public offering
of 14,173,813 ADSs, or the Primary Offering, each representing one Class Z
O
rdinary
S
hare of the Company at a price of US$18.00 per ADS. The total net proceeds to the Company from the
2026
Notes and
the
Primary Offering, after deducting commissions and offering expenses, were approximately US$
733.9
 million (RMB
5,003.8
million).
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
The contractual arrangements that are used to control the VIEs include powers of attorney, exclusive technology consulting and services agreements, equity pledge agreements and exclusive option agreements. Management concluded that the Company, through the contractual arrangements, has the power to direct the activities that most significantly impact the VIEs’ economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the VIEs, and therefore the Company is the ultimate primary beneficiary of these VIEs. As such, the
Company consolidates the financial statements of these VIEs. Consequently, the financial results of the VIEs were included in the Group’s consolidated financial statements in accordance with the presentation as stated in Note 2 a).
The following is a summary of the contractual agreements entered into by and among the

Company’s

relevant subsidiaries, the VIEs, and respective nominee shareholders of the VIEs.
Exclusive Technology Consulting and Services Agreements.
Under the exclusive technology consulting and services agreement between the

Company’s

relevant subsidiaries and the VIEs, the
Company’s
relevant subsidiaries has the
exclusive
right to provide the VIEs consulting and services related to, among other things, research and development, system operation, advertising, internal training and technical support. The
Company’s
relevant subsidiaries has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. These VIEs shall pay the
Company’s
relevant subsidiaries an annual service fee, which is subject to the adjustment by the
Company’s
relevant subsidiaries at its sole discretion. This agreement will remain effective for a
10-years

term and then be automatically renewed, unless the
Company’s
relevant subsidiaries gives the VIEs a termination notice

90
days before the
term
ends.

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
1.	Operations and Reorganization (Continued)

Exclusive Option Agreements.
Pursuant to the exclusive purchase option agreement, among the
Company’s
relevant subsidiaries, the VIEs and its nominee shareholders, each of the nominee shareholders of the VIEs irrevocably granted the
Company’s
relevant subsidiaries an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in the VIEs, and the purchase price shall be the lowest price permitted by applicable PRC law. In addition, the VIEs irrevocably granted the
Company’s
relevant subsidiaries an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the VIEs’ assets at the book value of such assets, or at the lowest price permitted by applicable PRC law, whichever is higher. The nominee shareholders of the VIEs undertake that, without the prior written consent of the
Company’s
relevant subsidiaries, they shall not increase or decrease the registered capital, dispose of its assets, incur any debts or guarantee liabilities, enter into any material purchase agreements, conduct any merger, acquisition or investments, amend its articles of association or provide any loans to third parties. The exclusive option agreements will remain effective until all equity interests in the VIEs held by their nominee shareholders and all assets of the VIEs are transferred or assigned to the
Company’s
relevant subsidiaries or its designated representatives.
Powers of Attorney
.

Pursuant to the powers of attorney, each of the nominee shareholders of the VIEs, executed a power of attorney to irrevocably appoint the
Company’s
relevant subsidiaries or its designated person as his
attorney-in-fact
to exercise all of his rights as a shareholder of the VIEs, including, but not limited to, the right to convene and attend shareholders’ meeting, vote on any resolution that requires a shareholder vote, such as the appointment or removal of directors and executive officers, and other voting rights pursuant to the then-effective articles of association of the VIEs. The powers of attorney will remain in force for so long as the nominee shareholders remain shareholders of the VIEs.
Equity Pledge Agreements.
Pursuant to the equity pledge agreement, among the
Company’s
relevant subsidiaries, the VIEs and its nominee shareholders, the nominee shareholders of the VIEs pledged all of their equity interests in the VIEs to guarantee their and the VIEs’ performance of their obligations under the contractual arrangements. In the event of a breach by the VIEs or the VIEs’ shareholders of contractual obligations under these agreements, the
Company’s
relevant subsidiaries, as pledgee, will be entitled the right to dispose of the pledged equity interests in the VIEs. The nominee shareholders of the VIEs also undertake that, during the term of the equity pledge agreements, they shall not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the equity pledge agreements, the
Company’s
relevant subsidiaries has the right to receive all of the dividends and profits distributed on the pledged equity interests. The pledge will remain binding until the VIEs and their nominee shareholders discharge all their obligations under the contractual arrangements.
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

In January 2015,

the Ministry of Commerce (“MOFCOM”), released for public comment a proposed PRC law, the Draft Foreign Investment Law, that appeared to include VIEs within the scope of entities that could be considered to be foreign investment enterprises (“FIEs”), that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. The National People’s Congress approved the Foreign Investment Law on March 15, 2019, effective on January 1, 2020. The Foreign Investment Law removes all references to the terms of “de facto control” or “contractual control” as defined in the draft published in 2015. However, the Foreign Investment Law has a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. In the event that the State Council in the future promulgates laws and regulations that deem investments made by foreign investors through contractual arrangements as “foreign investment,” the Group’s ability to use the contractual arrangements with its VIEs and the Group’s ability to conduct business through the VIEs could be severely limited.
The Company’s ability to control the VIEs also depends on the powers of attorney the founders have
to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes these powers of attorney are legally enforceable but may not be as effective as direct equity ownership.
In addition, if the Group’s corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:
•	revoke the Group’s business and / or operating licenses ;

•	impose fines on the Group;

•	confiscate any of the Group’s income that they deem to be obtained through illegal operations;

•	discontinue or place restrictions or onerous conditions on the Group’s operations

•	restrict the Group’s right to collect revenues;

•	shut down the Group’s servers or block the Group’s app/websites ;

•	require the Group to restructure the operations, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
1.	Operations and Reorganization (Continued)

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
s
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
The following combined financial information of the Group’s VIEs as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 included in the accompanying consolidated financial statements of the Group was
as follows:

	December 31, 2018	December 31, 2019
	RMB in thousands
Current assets:
Cash and cash equivalents	152,295	201,310
Time deposits	10,265	7,674
Accounts receivable, net	130,823	223,438
Amounts due from the Company and its subsidiaries	165,559	127,944
Receivables due from related parties	—	170,535
Prepayments and other current assets	841,018	999,780
Short-term investments	252,943	672,787
Non-current assets:
Long-term investments, net	843,149	794,549
Other non-current assets	943,373	1,483,983

Total assets	3,339,425	4,682,000

Current liabilities:
Accounts payable	1,078,070	1,454,924
Salary and welfare payable	94,699	128,343
Taxes payable	27,152	33,611
Deferred revenue	937,086	1,234,508
Amounts due to the Company and its subsidiaries	1,594,527	2,650,499
Accrued liabilities and other payables	318,568	222,078
Amount due to related parties	23,054	—
Non-current liabilities :
Other long-term liabilities	—	23,108

Total liabilitie s	4,073,156	5,747,071

	For the Year Ended December 31,
	2017	2018	2019
	RMB in thousands
Net revenues:
Revenue from third parties	2,465,296	3,691,219	6,056,332
Revenue from the Company and its subsidiaries	22,751	443,405	531,830

Net revenues	2,488,047	4,134,624	6,588,162

Net loss	(63,088)	(587,932)	(448,114)

	For the Year Ended December 31,
	2017	2018	2019
	RMB in thousands
Net cash provided by operating activities	492,063	636,972	271,299
Net cash used in investing activities	(632,549)	(674,483)	(1,518,931)
Net cash provided by financing activities	179,707	130,592	1,300,740

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
1.	Operations and Reorganization (Continued)
In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately RMB12.2 million and RMB94.8 million, as of December 31, 2018 and 2019, as well as certain non-distributable
statutory reserves amounting to approximately RMB7.7 million and RMB12.5 million, respectively, as of December 31, 2018 and 2019. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.
There is no VIE in the
G
roup where the Company or any subsidiary has a variable interest but is not the primary beneficiary.
Liquidity
The Group incurred net losses of RMB183.8 million, RMB565.0 million and RMB1,303.6 million for the years ended December 31, 2017, 2018 and 2019, respectively. Net cash provided by operating activities was RMB464.6 million, RMB737.3 million and RMB194.6 million for
the years ended December 31, 2017, 2018 and 2019, respectively. Accumulated deficit was RMB2,842.7 million and RMB4,145.6 million as of December 31, 2018 and 2019, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments. Historically, the Group has relied principally on both operational sources of cash and non-operational
sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. In the past, the Group has been continuously receiving financing support from outside investors through the issuance of preferred shares
 and
public offerings of ordinary shares. In 2019, the Company has completed its offering of the 2026 Notes and the
Primary Offering, raising

approximately

US$
733.9
 million (RMB
5,003.8
million),
after deducting commissions and offering expenses. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. Based on the above considerations, the Group believes the cash and cash equivalents and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the consolidated financial statements. The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

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
A consolidated VIE is an entity in which the Company’s subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company’s subsidiary is the primary beneficiary of the entity.
All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation.
In July 2019, the Group entered into a series of agreements to acquire a controlling interest in Chaodian Inc. (“Chaodian”). At that time, both the Company and Chaodian were controlled by Mr. Rui Chen (the “Controlling Shareholder”).
ASC
805-50
provides that the consolidated financial statements include the results of each of the combined entities from the earliest date presented or, if more recent, from the date when the combined entities first became under common control, regardless of the date of the combination. As a result, the Company’s consolidated financial statements as of and for the year ended December 31, 2019 reflected the results of the Company and Chaodian as if they had been combined from July 1, 2019, the date when the Company became under the control of the Controlling Shareholder. Assets and liabilities of Chaodian were combined using the existing book values from the perspective of the Controlling Shareholder.
c)	Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, determination of the average playing period for paying players, fair value determination and allocation of identifiable assets and liabilities acquired through business combinations, assessment for the impairment of long-lived assets
,
 long-term investments and
valuation allowance of deferred tax assets.
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

BILIBILI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2.	Significant Accounting Policies (Continued)

d)	Functional currency and foreign currency translation (continued)

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive (loss)/income on
the consolidated statements of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than
the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in exchange gains/(losses)
on
the consolidated statements of operations and comprehensive loss.
e)	Convenience Translation

Translations of balances
on
the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2019 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB

6.9618, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2019. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.
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
Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:
a.	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

b.
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

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2.	Significant Accounting Policies (Continued)

f)	Fair value measurements (continued)

•	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalents, time deposits, accounts receivable, receivables due from related parties, short-term investments, and accounts payable of which the carrying values approximate their fair values. Please see Note 24 for additional information.
g)	Cash and cash equivalents and time deposits

Cash and cash equivalents mainly represent cash on hand,
demand
deposits placed with large reputable banks in the United States of America and China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2018 and 2019, there were cash on hand
and demand deposits with terms of less than three months denominated in U
.
S
.
dollars amounting to approximately US$481.6 million and US$670.1 million, respectively (equivalent to approximately RMB3,305.3 million and RMB4,674.6 million, respectively). As of December 31, 2018 and 2019, the Group had cash held in accounts managed by online payment platforms such as Alipay and Paypal in connection with the collection of online service fees for a total amount of RMB10.8 million and RMB26.8 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.
As of December 31, 2018 and 2019, the Group had approximately RMB377.8 million and RMB1,596.0 million cash and cash equivalents held by its PRC subsidiaries and VIEs, representing 11% and 32% of total cash and cash equivalents of the Group, respectively.
Time deposits represent deposits placed with banks with original maturities more than three months but less than one year. As of December 31, 2018 and 2019, there were time deposits denominated in U
.
S
.
dollars amounting to approximately RMB749.4 million and RMB1,844.6 million, respectively.
The Group had no other lien arrangements for the years ended December 31, 2017, 2018 and 2019. As of December 31, 2018 and 2019, the Group had no restricted cash balance.
h)	Inventories, net

Inventories, mainly represent products for the Group’s
e-commerce
business, are stated at the lower of cost or net realizable value
o
n the consolidated balance sheets. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write downs are recorded in cost of revenues
o
n the consolidated statements of operations and comprehensive loss. Certain costs attributable to buying and receiving products, such as purchase freights, are included in cost of inventories.

F-
22

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

i)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized on the consolidated statements of operations and comprehensive loss.
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
Licensed copyrights of content	shorter of the licensed period or projected useful life of the content
License rights of mobile games	shorter of the licensed period or projected useful life of mobile games
Domain names and others	1 - 10 years

If expectations of the usefulness of the content are revised downward, the unamortized cost is written down to the estimated net realizable value. A write-down from unamortized cost to a lower estimated net realizable value establishes a new cost basis.

F-
23

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
F-
24

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
n )	Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and other compensation-related expenses to the Group’s sales and marketing personnel.
Marketing

and promotional
expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all marketing and promot
ion
 costs as incurred and classifies these costs under sales and marketing expenses. For the years
ended December 31, 2017, 2018 and 2019, the
marketing and promotional
expenses were RMB168.7 million, RMB436.5 million and RMB934.7 million, respectively.
o)	Leases

On January 1, 2019, the Group adopted ASU No.
 2016-02,
Leases (Topic 842)
, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use
assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.
The Group elected to apply practical expedients permitted under the transition method that allow the Group to use the beginning of the period of adoption as the date of initial application, to not recognize lease assets and lease liabilities for leases with a term of twelve months or less, to not separate non-lease
components from lease components, and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease. The Group used modified retrospective method and did not adjust the prior comparative periods. Under the new lease standard, the Group determines if an arrangement is or contains a lease at inception.
Right-of-use
assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group considers only payments that are fixed and determinable at the time of lease commencement.
As a result of the adoption, the Group recognized approximately RMB235.7 million of right-of-use
assets recorded in “Other long-term assets,” and corresponding short-term leasing liabilities recorded in “Accrued liabilities and other payables” and long-term leasing liabilities recorded in “Other long-term liabilities”
respectively
on the consolidated balance sheet as of January 1, 2019. The adoption had no material impact on the Group’s consolidated statements of operations and comprehensive loss for the year ended December 31, 2019 or the opening balances of retained earnings as of January 1, 2019.

F-
25

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2.	Significant Accounting Policies (Continued)

o)	Leases (continued)

The Group leases office space and staff quarters under
non-cancelable
operating lease agreements, which expire at various dates through
2024. As of December 31, 2019,
the
Group’s
 operating leases had a weighted average remaining lease term of
3.2
years and a weighted average discount rate of
4.75%.
 Future lease payments under operating leases as of December 31, 2019 were as follows:

December 31, 2019
RMB in thousands
2020	93,741
2021	100,109
2022	89,399
2023	28,643
2024	357

Total future lease payments	312,249
Impact of discounting remaining lease payments	(23,298)

Total lease liabilities	288,951

Rent expense under operating leases was RMB55.0 million

and
RMB55.8 million
for the years ended December 31, 2017 and 2018, respectively. Operating lease cost for the year ended December 31, 2019 was RMB
79.4
million, which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2019 was immaterial. Supplemental cash flow information related
to operating leases was as follows:

For the Year Ended December 31, 2019
RMB in thousands
Cash payments for operating leases	67,535
Right-of-use assets obtained in exchange for operating lease liabilities	96,692

Future lease payments under
leases
as of December 31, 2018 were as follows:

Operating Leases*
RMB in thousands
2019	65,400
2020	72,230
2021	73,054
2022	69,681
Beyond 2022	19,544

*	Amounts are based on ASC 840, Leases that were superseded upon the Company’s adoption of ASC 842, Leases on January 1, 2019.

p )	Share-based compensation

Share based compensation expenses arise from share-based awards, including share options for the purchase of the Company’s ordinary shares. The Group accounts for share-based awards granted to employees in accordance with ASC 718
Compensation -
Stock Compensation
and share-based awards granted to nonemployees in accordance with ASC 505. On January 1, 2019, the Group adopted ASU
2018-07,
Compensation—Stock Compensation (Topic 718): Improvement to Nonemployee Share-based Payment Accounting to amend the accounting for share-based payment awards issued to nonemployees. Under ASU
2018-07,
the accounting for awards to
non-employees
are similar to the model for employee awards.
For share options for the purchase of ordinary shares granted to employees determined to be equity classified awards, the related share-based compensation expenses are recognized in the consolidated financial statements based on their grant date fair values which are calculated using the binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rates and expected dividends.
For share options granted with service conditions only, share-based compensation expenses are recorded net of estimated forfeitures using straight-line method during the requisite service period, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.
For share options granted with service condition and the occurrence of an IPO as performance condition, share-based compensation expenses are recorded net of estimated forfeitures using graded-vesting method during the requisite service period. Cumulative share-based compensation expenses for the options that have satisfied the service condition, amounting to RMB28.9 million, were recorded upon the completion of the IPO in 2018
.
F-
26

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2.	Significant Accounting Policies (Continued)

q )	Employee benefits

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
r )	Investments

Short-term investments
Short-term investments primarily include money market funds, financial products with variable interest rates referenced to performance of underlying assets issued by commercial banks or other financial institutions and publicly traded companies with the intention to be sold within twelve months.
In accordance with ASC 825,
Financial Instruments
, for financial products with variable interest rates referenced to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value. Changes in the fair value of these investments are reflected on
the consolidated statements of operations and comprehensive loss as “Investment income, net”. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period.
For the investments in publicly traded companies, the Group carries the investments at fair value at the end of each reporting period. Changes in the fair value of these investments are reflected on
the consolidated statements of operations and comprehensive loss as “Investment income, net”.

F-
27

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2.	Significant Accounting Policies ( Continued )

r)	Investments (continued)

Long-term investments, net
The Group’s long-term investments primarily consist of equity investments accounted for using the measurement alternative, equity investments accounted for using the
equity method and other investments accounted for at fair value.
Equity investments accounted for using the measurement alternative
For those investments over which the Group does not have significant influence and without readily determinable fair value, the Group records them at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, in accordance with ASU
2016-01,
Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities
. Under this measurement alternative, changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.
Management regularly evaluates the impairment of these investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss recognized equal to the excess of the investment cost over its fair value at the end of each reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.
Equity investments accounted for using the equity method
The Group applies the equity method of accounting to account for equity investments and limited partnership in a private equity fund, according to ASC 323
Investment—Equity Method and Joint Ventures
, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records the investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investments on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize its proportionate share of each equity investee’s net income or loss into earnings and cash distributions from investees,

after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.
Investments accounted for at fair value
In accordance with ASC 825,
Financial Instruments
, for financial products with variable interest rates referenced to performance of underlying assets and with original maturities greater than one year, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value. Changes in the fair value of these investments are reflected on the consolidated statements of operations and comprehensive loss as “Investment income, net”. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see Note 24 for additional information.

F-
28

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
Uncertain tax positions
In order to assess uncertain tax positions, the Group applies a more-likely-than-not
threshold and a two-step
approach for the tax position measurement and financial statement recognition. Under the two-step
approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not
that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likelihood of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its
consolidated balance sheets and under income tax expenses in its consolidated statements of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2017, 2018 and 2019. The Group also did not expect any significant increase or decrease in unrecognized tax liability within 12 months following
the reporting date.
t )	Revenue recognition

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
The adoption of ASC 606 did not significantly change (1) the timing and pattern of revenue recognition for all of the Group’s revenue streams, and (2) the presentation of revenue as gross versus net. Therefore, the adoption of ASC 606 did not have a significant impact on the Group’s financial position, results of operations, equity or cash flows as of the adoption date and for the year
s
ended December 31,
 2018 and
2019.

F-
29

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2.	Significant Accounting Policies (Continued)

t)	Revenue recognition (continued)

The Group’s revenue recognition policies effective upon the adoption of ASC 606 are as follows:
Mobile game services
Exclusively distributed mobile games
For the years ended December 31, 2017, 2018 and 2019, the Group primarily generates revenues from the sale of in-game
virtual items, including characters, warships, characters or camouflage for warships or other accessories to enhance the game-playing experience, within the games.

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
The Group has estimated the average playing period of the paying players for each game, usually between three to seven months. The Group considers the average period that players typically play the games and other game player behavior patterns, as well as various other factors to arrive at the best estimates for the estimated playing period of the paying players. To compute the estimated average playing period for paying players, the Group considers the initial purchase date as the starting point of a player’s lifespan. The Group tracks populations of paying players who made their initial purchases during the interval period (the “Cohort”) and tracks each Cohort to understand the subsequent churn rate of the paying players of each Cohort, i.e. the number of players from each Cohort who left subsequent to their initial purchases. To determine the ending point of a paying player’s lifespan beyond the date for which observable data are available, the Group extrapolates the actual observed churn rate to arrive at an estimated weighted average playing lifespan for paying players of the selected games. If a new game is launched and only a limited period of paying player data is available, then the Group considers other qualitative factors, such as the playing patterns for paying players for other games with similar characteristics with the new game, including paying player type and purchasing frequency. While the Group believes its estimates to be reasonable based on available game player information, the Group may revise such estimates based on new information indicating a change in the game player behavior patterns and any adjustments are applied prospectively.
In accordance with ASC
606-10-55-39,
the Group assesses whether it acts as the principal or as an agent in the arrangement with each party respectively. The Group records revenue generated from exclusively
distributed mobile games on a gross basis as the Group is acting as the principal to fulfill all obligations related to the mobile game operations. The Group is responsible for the launch of the games, hosting and maintenance of game servers, and determination of when and how to operate the in-game
promotions and customer services. The Group is also determining the pricing of in-game
virtual items and making a localized version for overseas licensed games.

F-
30

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

t)	Revenue recognition (continued)

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
of operations
and
comprehensive loss.
Jointly operated mobile game distribution services
The Group is also offering distribution services for mobile games developed by third-party game developers. In accordance with ASC 606, the Group evaluates the contracts with the third-party game developers and identifies the performance obligations as distributing games and providing payment solution and market promotion service to the game developers. Accordingly, the Group earns service revenue by distributing them to the game players.
In accordance with ASC
606-10-55-39,
the Group assesses whether it acts as the principal or as an agent in the arrangement with each party respectively. With respect to the jointly operated licensed arrangements between the Group and the third-party game developers, the Group considered it does not have the primary responsibility for fulfillment and acceptability of the game services. The Group’s responsibilities are distributing games and providing payment solution and market promotion service, and thus the Group views the third-party game developers to be its customers. Accordingly, the Group records the game distribution service revenue from these games, on a net basis based on the ratios pre-determined
with the third-party game developers when the performance obligations are satisfied, which is generally when the paying players purchase virtual currencies issued by the third-party game developers.

Advertising services
Display advertisements
The Group provides display-based online advertising services to its customers by integrating different formats of advertisements, including but not limited to banners, text-links, videos, logos, buttons and rich media, as well as in-program advertisements. The Group determines each format of advertisements is a distinct performance obligation. Consideration is allocated to each performance obligation based on its standalone selling price. The Group recognizes revenue on a pro-rata
basis for each
performance
obligation, commencing on the date the advertisements are displayed on the Group’s platform.
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

F-
31

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

t)	Revenue recognition (continued)

Live broadcasting and other valued added service (“VAS”)
The Group operates and maintains live broadcasting channel whereby users can enjoy live performances provided by the hosts and interact with the hosts. Most of the hosts host the performance
on their own. The Group creates and sells virtual items to users so that the users present them simultaneously to hosts to show their support. The virtual items sold by the Group comprise of either (i) consumable items or (ii) time-based items, such as privilege titles etc. Revenues derived from the sale of virtual items are recorded on a gross basis as the Group acts as the principal to fulfill all obligations related to the sale of virtual items in accordance with ASC
606-10-55-39.
Accordingly, revenue is recognized at
point-in-time
when the virtual item is delivered and consumed if the virtual item is a consumable item or, in the case of time-based virtual item, recognized ratably over the period each virtual item is made available to the user, which generally

does not exceed one year.
 Proceeds received from the sales of virtual items before they consumed are recorded as “Deferred revenue”.
Under the arrangements with the hosts, the Group shares with them a portion of the revenues derived from the sales of virtual items. The portion paid to hosts is recognized as “Cost of revenues” on the consolidated statements of operations and comprehensive loss.
The other VAS mainly includes premium membership subscription and sales of virtual items for video, audio and comic content. The Group offers premium membership subscription services which provide subscribing members access to streaming of premium content in exchange for a non-refundable
upfront premium membership fee. When the receipt of premium membership fees is for services to be delivered over a period of time, generally from one month to twelve months, the receipt is initially recorded as “Deferred revenue” and revenue is recognized ratably over the membership period as services are rendered. Revenue from sales of virtual items is recognized on item basis, which is consistent with the revenue recognition of live broadcasting.
E-commerce
and other revenues
E-commerce
and other revenues are mainly from the sales of products
through
the Group’s
e-commerce
platform, as well as revenues from holding certain offline performance activities.
E-commerce
and other revenues are recognized when control of promised goods or services is transferred to the customers, which generally occurs upon the acceptance of the goods or services by the customers. Pursuant to ASC
606-10-55-39,
for arrangements where the Group is primarily responsible for fulfilling the promise to provide the goods or services, is subject to inventory risk, and has latitude in establishing prices and selecting suppliers, revenues are recorded on a gross basis. Otherwise, revenues are recorded on a net basis. Cash coupons, granted to the customers for free at the Group’s discretion, are recorded as a reduction of the arrangement’s transaction price thereby reducing the amount of revenue recognized as the payment is not for a distinct good or service received from the customer in accordance with ASC
606-10-32-25.
Net revenues presented
o
n the consolidated statements of operations and comprehensive loss are net of sales discount and sales tax.

F-
32

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

t)	Revenue recognition (continued)

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
and other VAS, and
e
-commerce
platforms. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the receipts in advance balance at the beginning of the year was RMB571.4 million and RMB
943.4
 million for the year
s
ended December 31, 2018 and 2019.
Practical expedients
The Group has used the following practical expedients as allowed under ASC 606:
The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed, as substantially all of the contracts have an original expected duration of one year or less.
The Group expenses the costs to obtain a contract as incurred when the amortization period is one year or less.
The
following
table presents the Group’s net
revenues
disaggregated by revenue sources:

	For the Year Ended December 31,
	2017	2018	2019
	RMB in thousands
Mobile game	2,058,226	2,936,331	3,597,809
Advertising	159,160	463,490	817,016
Live broadcasting and other VAS	176,443	585,643	1,641,043
E-commerce and others	74,620	143,467	722,054

Total net revenues	2,468,449	4,128,931	6,777,922

F-
33

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

Loss per share is computed in accordance with ASC 260,
Earnings per Share
. The
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
Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the conversion of the
Pre-IPO
Preferred Shares and other permanent equities, using the
if-converted
method, for periods prior to the completion of the IPO, ordinary shares issuable upon the exercise of outstanding
share options using the treasury stock method and ordinary shares issuable upon the conversion of the 2026 Notes using the if-converted
method. The computation of diluted net loss per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net loss per share. After the completion of the IPO, net loss per ordinary share is computed on Class Y Ordinary Shares and Class Z Ordinary
Shares
combined basis, because both classes have the same dividend rights in the Company’s undistributed net income.

F-
34

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

x)	Statutory reserves

In accordance with China’s Company Laws, the Company’s VIEs in PRC must make appropriations from their after-tax
profit
,
as determined under the accounting principles generally acceptable in the People’s Republic of China (“PRC GAAP”)
,
 to
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
Pursuant to the laws applicable to China’s FIEs, the Company’s subsidiaries that are FIEs in China have to make appropriations from their
 a
fter-tax
profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax
profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion.
The following table presents the Group’s appropriations to general reserve funds and statutory surplus funds for the years ended December 31, 2017, 2018 and 2019:

	For the Year Ended December 31,
	2017	2018	2019
	RMB in thousands
Appropriations to general reserve funds and statutory surplus funds	2,480	3,591	5,797

y )	Noncontrolling interests

For the Company’s majority-owned subsidiaries and consolidated VIEs, noncontrolling interests are recognized to reflect the portion of the equity which is not attributable, directly or indirectly, to the Company as the controlling shareholder. Noncontrolling interests acquired through a business combination are recognized at fair value at the acquisition
date, which is estimated with reference to the purchase price per share as of the acquisition date.
The noncontrolling interest
s
will continue to be attributed with its share of losses even if that attribution results in a deficit noncontrolling interest balance.
z )	Comprehensive (loss)/ income

Comprehensive
(loss)/
income is defined to include all changes in equity/(deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income, as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.
F-
35

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2.	Significant Accounting Policies (Continued)

aa)	Segment reporting

Based on the criteria established by ASC
280
,
Segment Reporting
, the Group’s chief operating decision maker has been identified as the Chairman of the Board of Directors and CEO, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one
operating segment. The Company is domiciled in the Cayman Islands while the Group mainly operates its businesses in the PRC and earns majority of the revenues from external customers attributed to the PRC.

bb)	Business c ombinations

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805,
Business Combinations
. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Group to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive loss. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded on
the consolidated statements of operations and comprehensive loss.
In a business combination achieved in stages, the Group
re-measures
the previously held equity interest
s
in the acquiree when obtaining control at its acquisition date fair value and the re-measurement
gain or loss, if any, is recognized
on
the consolidated statements of operations and comprehensive loss.
For the Company’s majority-owned subsidiaries and consolidated VIEs, noncontrolling interest
s
are
recognized to reflect the portion of their equity which is
not
attributable, directly or indirectly, to the Company.
If a business combination is under common control, the acquired assets and liabilities are recognized at their historical book value. The consolidated financial statements include the results of the acquired entities from the earliest date presented or, if more recent, from the date when the entities first came under common control, regardless of the date of the combination. Consolidated financial statements for prior years would also be retrospectively adjusted for periods during which the entities were under common control
.

F-
36

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

cc) Recently issued accounting pronouncements
Financial Instruments-Credit Losses.
In June 2016, the FASB issued ASU No.
 2016-13
, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,
which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU
2016-13
replaces the existing incurred loss impairment model with an expected
loss methodology, which will result in more timely recognition of credit losses. ASU
2016-13
is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Group does not expect the adoption to have a material impact on its consolidated financial statements.
Simplifying the Test for Goodwill Impairment
. In January 2017, the FASB issued ASU
2017-04
“Simplifying the Test for Goodwill Impairment.”
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
Fair Value Measurement.
In August 2018, the FASB issued ASU No.
 2018-13,
Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement
, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years. The Group does not expect the adoption to have a material impact on its consolidated financial statements.
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

F-
37

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Concentrations and Risks

a)	Telecommunications service provider

The Group relied on telecommunications service providers and their affiliates for servers and bandwidth services to support its operations for the years ended December 31, 2017, 2018 and 2019 as follows:

	For the Year Ended December 31,
	2017	2018	2019
Total number of telecommunications service providers	52	88	107
Number of service providers providing 10% or more of the Group’s servers and bandwidth expenditure	2	3	2
Total percentage of the Group’s servers and bandwidth expenditure provided by 10% or greater service providers	34%	48%	45%

b)	Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are U.S. dollar
s
and RMB, respectively. The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, time deposits, short-term and long-term investments, long-term debt and accounts payable denominated in the U.S. dollar
s
. Most of the Group’s revenues, costs and expenses are denominated in RMB, while the long-term debt and a portion of cash and cash equivalents, time deposits, short-term and long-term investments, and accounts payable are denominated in U.S. dollar
s
. Any significant fluctuation of RMB against U.S. dollar
s
may materially and adversely affect the Company’s cash flows, revenues, earnings and financial positions.
c)	Credit risk

The Group’s financial instruments potentially subject to significant concentrations of credit risk primarily consist of cash and cash equivalents, time deposits
, accounts receivable
,
and
money market funds and financial products with variable interest rates referenced to performance of underlying assets issued by commercial banks and other financial institutions
. As of December 31, 2018 and 2019, substantially all of the Group’s cash and cash equivalents and time deposits
were held in major financial institutions located in the United States of America and China, which management consider being of high credit quality. Accounts receivable is typically unsecured and is
p
rimarily
 derived from revenue earned from mobile game services (mainly relates to remittances due from payment channels and distribution channels) and advertising services. There was no individual payment channel that had receivable balance exceeding 10% of the Group’s accounts receivable balance as of December 31, 2018 and 2019.
One
distribution channel had receivable balance exceeding 10% of the Group’s accounts receivable balance as of December 31, 2018 and 2019, respectively, as follows:

RMB in thousands	December 31, 2018	December 31, 2019
Distribution channel A	63,762	118,860

F-
38

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
3.	Concentrations and Risks (Continued)

d)	Major customers and supplying channels

No single customer represented 10% or more of the Group’s net revenues for the years ended December 31, 2017, 2018 and 2019.
The Group relied on a distribution channel to publish and generate the iOS version of its mobile games. Mobile game revenues generated through this distribution channel accounted for approximately 38%, 29% and 17% of the Group’s total net revenues for the years ended December 31, 2017, 2018 and 2019, respectively.
e)	Mobile games

Mobile game revenues accounted for 83%, 71% and 53% of the Group’s net revenues for the years ended December 31, 2017, 2018 and 2019, respectively.
The following table summarizes revenues generated by mobile games individually contributing more than 10% of the Group’s total mobile game revenues for the years ended December 31, 2017, 2018 and 2019, respectively.

	For the Year Ended December 31,
	2017	2018	2019
Mobile game 1	72%	74%	58%
Mobile game 2	13%	11%	10%

4.	Allowance for Doubtful Accounts

The Group closely monitors the collection of its receivables and records allowance for specifically identified non-recoverable
amounts. If the economic situation and the financial condition of a customer deteriorate resulting in an impairment of the customer’s ability to make payments, additional allowances might be required.
Receivable balances are written off when they are determined to be uncollectible. The following table sets out movements of the allowance for doubtful accounts for the years ended December 31, 2017, 2018 and 2019:

	Balance at January 1,	Charged to (write- back against) cost and expenses	Write-off of receivable balances and corresponding provisions	Balance at December 31,
	RMB in thousands
2017	1,800	2,716	—	4,516
2018	4,516	10,904	(1,000)	14,420
2019	14,420	9,396	(6,120)	17,696

F-
39

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.	Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets:

	December 31, 2018	December 31, 2019
	RMB in thousands
Prepayments for revenue sharing cost*	462,883	542,971
Prepayments for content cost	130,619	226,500
Prepayments for sales tax	80,487	157,244
Interest income receivable	26,812	93,688
Inventories, net	55,032	69,914
Loans to investees or ongoing investments	84,075	64,463
Prepayments of marketing and other operational expenses	33,198	53,246
Prepayments /receivable s relating to jointly invested content	44,951	43,838
Deposits	20,447	26,301
Prepayments to inventory suppliers	12,901	9,058
Others	39,446	28,678

Total	990,851	1,315,901

*	App stores retain commissions on each purchase made by the users through the App stores. The Group is also obligated to pay ongoing licensing fees in form of royalties to the third-party game developers. Licensing fees consist of fees that the Group pays to content owners for the use of licensed content, including trademarks and copyrights, in the development of games. Licensing fees are either paid in advance and recorded on the balance sheet as prepayments or accrued as incurred and subsequently paid. Additionally, the Group defers the revenue from licensed mobile games over the estimated average playing period of paying players given that there is an implied obligation to provide on-going
services to
end-users.
The related direct and incremental platform commissions as well as game developers’ licensing fees are deferred and reported in “Prepayments and Other Current Assets” on the consolidated balance sheets.

6.	Short-term Investments

The following is a summary of short-term investments:

	December 31, 2018	December 31, 2019
	RMB in thousands
Financial products	858,021	1,070,113
Investment s in publicly traded companies	—	80,918
Money market funds	87,317	109,779

Total	945,338	1,260,810

For the years ended December 31, 2017, 2018 and 2019, the Group recorded investment income of RMB39.0 million
 and
 RMB13.8 million
,
and
investment loss of
RMB3.1 million
related to short-term investment
s
on
the consolidated statements of operations and comprehensive loss, respectively.

F-
40

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	Property and Equipment, Net

The following is a summary of property and equipment, net:

	December 31, 2018	December 31, 2019
	RMB in thousands
Leasehold improvements	51,186	76,772
Servers and computers	481,695	765,110
Others	19,127	23,211

Total	552,008	865,093
Less: accumulated depreciation	(157,110)	(349,006)

Net book value	394,898	516,087

Depreciation expenses were RMB38.4 million, RMB99.7 million and RMB191.8 million for the years ended December 31, 2017, 2018 and 2019, respectively.
8.	Intangible Assets, Net

The following is a summary of intangible assets, net:

	As of December 31, 2018
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB in thousands
Licensed copyrights of content	1,997,175	(921,565)	1,075,610
License rights of mobile games	18,098	(15,163)	2,935
Domain names and others	412,202	(71,312)	340,890

Total	2,427,475	(1,008,040)	1,419,435

	As of December 31, 2019
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB in thousands
Licensed copyrights of content	3,072,959	(1,736,608)	1,336,351
License rights of mobile games	71,703	(35,863)	35,840
Domain names and others	434,089	(148,947)	285,142

Total	3,578,751	(1,921,418)	1,657,333

Amortization expenses were RMB260.6 million, RMB542.7 million and RMB905.6 million for the years ended December 31, 2017, 2018 and 2019, respectively. No impairment charge was recognized for any of the periods presented. As of December 31, 2019, the licensed copyrights of content have weighted-average useful lives of 3.2 years. The intangible assets amortization expense for future years is expected to be as follows:

Intangible assets amortization expense
RMB in thousands
2020	705,062
2021	390,818
2022	228,651
2023	123,159
2024	74,550
Thereafter	135,093

Total expected amortization expense	1,657,333

F-
41

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
9.	Goodwill

	December 31, 2018	December 31, 2019
	RMB in thousands
Beginning balance	50,967	941,488
Additions (Note 26)	890,521	70,538

Ending balance	941,488	1,012,026

No impairment charge was recognized for the years ended December 31, 2017, 2018 and 2019.
10.	Long-term Investments, Net

The Group’s long-term investments primarily consist of equity investments accounted for using the measurement alternative, equity investments accounted for using the
equity method and other investments accounted for at fair value.
Equity investments using the measurement alternative
The Group did not disclose the fair value of alternative measure method investments if it is not practicable to estimate the fair value of its alternative measure method investments for which a quoted market price is not available due to both excessive cost as well as lack of available information on fair value of such investments. Specifically, many of the investees are start-up
companies in China and operate in emerging industries for which the Group has not been able to estimate their fair values. For those equity investments having observable price changes in orderly transactions for the identical or similar investments of the same issuers, the Group would disclose the fair value of the alternative measure method investments.
RMB
34.2
million and
nil
 of investment income was recognized in “Investment income, net
”, as a result of re-measurement of equity investments using the measurement alternative, for the year
s
ended December
31
,
2018
and
2019
, respectively. As of December
31
,
 2018 and
2019
, the
carr
y
ing
value of equity investments
accounted for using the measurement
alternative

was
R
MB
793.1 million and
RMB
666.0
 million
, respectively
.
The Group recorded impairment charges for long-term investment
s
of RMB
46.4
 million and RMB5.9 million as “Investment income, net”
o
n the consolidated statements of operations and comprehensive loss for the year
s
ended December 31, 2018 and 2019, respectively, as the Group determined the fair value of these investments was less than their carrying value. Prior to the adoption of ASU
2016-01,
impairment charges for long-term investments recorded by the Group were RMB
16.0
 million for the year ended December 31, 2017.

F-
42

BILIBILI INC.
NOTES
TO
THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
10.	Long-term Investments, Net (Continued)

Equity investments accounted for using the equity method
As of December 31, 2019, the carrying value of equity investments accounted for using the equity method was RMB280.0 million. RMB24.2 million of the Group’s proportionate share of equity investee’s net loss, after net-off of dividend received, was recognized in “Investment income, net” for the year ended December 31, 2019. No impairment charges were recognized for the year ended December 31, 2019. The Group did not have equity method investment as of December 31, 2018.
Investments accounted for at fair value
Investments
accounted
for at fair value primarily include financial products with variable interest rates referenced to performance of underlying assets and with original maturities great than one year.

Nil
,
a loss of
RMB
2.9
 million and
a
gain of
RMB
13.2
 million

resulted from the change in fair value was recognized in “Investment income, net” for the years ended December 31, 2017, 2018 and 2019, respectively
.
11.	Taxation

Composition of income tax
The following table presents the composition of income tax expenses for the years ended December 31, 2017, 2018 and 2019:

	For the Year Ended December 31,
	2017	2018	2019
	RMB in thousands
Current income tax expense	8,881	14,909	29,452
Withholding income tax expense	—	11,079	16,894
Deferred income tax expense	—	—	(10,479)

Total	8,881	25,988	35,867

a)	Income taxes

Cayman Islands
Under the current laws of the Cayman Islands, the Company and its intermediate holding companies in the Cayman Islands are not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company or its subsidiaries in the Cayman Islands to their shareholders, no withholding tax will be imposed.
British Virgin Islands (“BVI”)
Subsidiaries in the BVI are exempted from income tax on their foreign-derived income in the BVI. There are no withholding taxes in the BVI.
F-
43

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
11.	Taxation (Continued)
a)	Income taxes (continued)

Hong Kong
Subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. The payments of dividends by these companies to their shareholders are not subject to any withholding tax in Hong Kong.

Commencing from the year of assessment of 2018 and 2019, the first HK$2 million of profits earned by the Company’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate.
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
The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in
China
. Shanghai Hode was qualified as a HNTE in 2017 and Shanghai Bilibili Technology Co., Ltd. was qualified as a HNTE in 2018, respectively. Therefore, they are entitled to a preferential income tax rate at
15
% for three years starting from
201
7
and
2018
, respectively, provided that they continue to qualify as HNTEs during such periods. There was no preferential tax treatment for any other entities of the Group for the years ended December 31, 2018 and 2019. There was no preferential tax treatment for any entities of the Group for the year ended December 31, 2017.

The following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2017, 2018 and 2019:

	For the Year Ended December 31,
	2017	2018	2019
	%	%	%
Statutory income tax rate	25.00	25.00	25.00
Permanent differences	(13.22)	(3.76)	(0.83)
Tax rate difference from statutory rate in other jurisdictions*	(20.07)	(0.92)	(0.39)
Tax effect of preferential tax treatments	3.76	(3.15)	(8.48)
Withholding tax	—	(2.05)	(1.33)
Change in valuation allowance	(0.55)	(19.94)	(16.80)

Effective income tax rate	(5.08)	(4.82)	(2.83)

*	It is primarily due to the tax effect of the Company as a tax-exempt entity incorporated in the Cayman Islands.

As of December 31, 2019, certain entities of the Group had net operating tax loss carry forwards as follows:

RMB in thousands
Loss expiring in 2020	78,943
Loss expiring in 2021	53,320
Loss expiring in 2022	137,483
Loss expiring in 2023	457,884
Loss expiring in 2024	1,316,206

Total	2,043,836

F-
44

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
11.	Taxation (Continued)

b)	Sales tax

The Group’s subsidiaries and VIEs incorporated in China are subject to 6%
value added tax (“VAT”) for services rendered and 16% or
13% VAT for goods sold.
c)	Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2018 and 2019:

	December 31, 2018	December 31, 2019
	RMB in thousands
Deferred tax assets:
Deferred revenue, primarily for games	90,311	95,806
Accrued expenses and other payables	25,984	82,351
Advertising expenses in excess of deduction limit	312	7,507
Net operating tax loss carry forwards	176,439	360,975
Others	909	1,199

Total deferred tax assets	293,955	547,838

Less: valuation allowance	(293,955)	(537,359)

Net deferred tax assets	—	10,479

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity
basis. As of December 31, 2018, and 2019, valuation allowances were provided against deferred tax assets in entities where it was determined it was more
-
likely
-
than
-
not that the benefits of the deferred tax assets will not be realized.
The following table sets forth the movement of the aggregate valuation allowances for deferred tax assets for the periods presented:

	Balance at January 1	Re-measurement due to applicable preferential tax rate for HNTE	Addition	Expiration of loss carry forward and impact of disposal of subsidiaries	Balance at December 31
	RMB in thousands
2017	(183,091)	23,074	(962)	3,715	(157,264)
2018	(157,264)	22,502	(159,690)	497	(293,955)
2019	(293,955)	—	(248,896)	5,492	(537,359)

F-
45

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
11.	Taxation (Continued)

d)	Withholding income tax on dividends

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
To the extent that subsidiaries and VIEs of the Group have undistributed earnings, the Group will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2018 and 2019, the Group did not record any withholding tax on the retained earnings of its subsidiaries and VIEs in the PRC as they were still in accumulated deficit position.
12.	Taxes Payable

The following is a summary of taxes payable as of December 31, 2018 and 2019:

	December 31, 2018	December 31, 2019
	RMB in thousands
Withholding individual income taxes for employees	7,844	12,941
VAT payable	13,920	16,519
EIT payable	6,913	20,599
Withholding income tax payable	5,510	12,302
Others	4,318	5,495

Total	38,505	67,856

F-
46

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.	Accrued Liabilities and Other Payables

The following is a summary of accrued liabilities and other payables as of December 31, 2018 and 2019:

	December 31, 2018	December 31, 2019
	RMB in thousands
Accrued marketing expenses	71,217	229,457
Leasing liabilities - current portion	—	95,901
Consideration payable for acquisitions and investments	502,279	79,059
Advances to/payables from third parties	21,966	76,893
Payables to producers and licensors	9,357	25,898
Professional fees	13,492	22,562
Other staff related cost	18,685	13,791
Interest payable	—	11,990
Others	33,446	20,212

Total	670,442	575,763

14.	Deferred Revenue

Deferred revenue relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance from game players in mobile games, from customers in advertising services, live broadcasting services and other VAS, and
e-commerce
platforms. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the receipts in advance balance at the beginning of the year was RMB571.4 million and RMB943.4 million for the year
s
ended December 31, 2018 and 2019.
15.	Long-term D ebt

In April 2019, the Group issued US$500.0 million of 2026 Notes with an interest rate of 1.375% per annum
. The net proceeds to the Company from the issuance of the 2026 Notes were
US
$488.2 million
 (RMB3,356.1 million)
, net of issuance cost
s
of
US
$11.8 million
 (RMB81.1 million)
. The
2026 Notes may be converted,
 at an
initial conversion rate of 40.4040 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$24.75 per ADS) at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of April 1, 2026.
Holders of the 2026 Notes may require the Company to repurchase all or part of their 2026 Notes in cash on April 1, 2024 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.
The issuance costs of the 2026 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., April 1, 2026). For the year ended December 31, 2019, the 2026 Notes related interest expense was US$6.4million (RMB44.9 million).
The Group assessed the 2026 Notes under ASC 815 and concluded that:
•
Since the conversion option is considered indexed to the Company’s own stock and classified in stockholders’ equity, bifurcation of conversion option from the 2026 Notes is not required as the scope exception prescribed in ASC
815-10-15-74
is met;

•	The repurchase option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation;

F-
47

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
15.	Long-term Debt (Continued)

•
There was no beneficial conversion feature attributed to the 2026 Notes as the conversion price for the 2026 Notes was greater than the fair value of the Company’s ordinary share price at date of issuance;

Therefore, the Group accounted for the 2026 Notes as a single instrument as “Long-term debt” on the consolidated balance sheets. The issuance costs were recorded as an adjustment to the long-term debt and are amortized as interest expense using the effective interest method. As of December 31, 2019, the principal amount of the debt was RMB3,488.1 million and unamortized debt issuance costs were RMB73.5 million.
16.	Ordinary Shares

Since the inception, the Company issued
Pre-IPO
Class A,
Pre-IPO
Class B,
Pre-IPO
Class C, and
Pre-IPO
Class D Ordinary Shares
, or collectively referred to as “Pre-IPO Ordinary Shares”
. Holders of
Pre-IPO
Class B,
Pre-IPO
Class C and
Pre-IPO
Class D Ordinary Shares have rights to convert their shares into
Pre-IPO
Class A Ordinary Shares on 1:1 ratio at any time after the date of issuance.
According to the revised memorandum of association of the Company dated April 1, 2017, all the
Pre-IPO
Ordinary Shares held by the founders shall have the right to ten votes for each outstanding
Pre-IPO
ordinary share they held. Each of the
Pre-IPO
Ordinary Shares held by a person other than the founders and all
Pre-IPO
Preferred Shares shall have the right to one vote for each outstanding
Pre-IPO
Ordinary Share or
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
 and therefore
Pre-IPO
Class C and
Pre-IPO
Class D Ordinary Shares were classified as permanent equity on the consolidated balance sheets.
In April 2018, the Company completed its IPO on the NASDAQ Global Select Market. In the offering, 42,000,000 ADSs, representing 42,000,000 Class Z Ordinary Shares, were issued and sold to the public at a price of US$11.50 per ADS. The net proceeds to the Company from the IPO, after deducting commissions and offering expenses, were approximately $443.3 million (RMB
2,781.8
million).

F-
48

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
16.	Ordinary Shares (Continued)

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
Pre-IPO
Series D1 Preferred Shares and 13,759,564 shares of
Pre-IPO
Series D2 Preferred Shares into Class Z Ordinary Shares.
In October 2018,
25,063,451
ADSs, representing 25,063,451 Class Z Ordinary Shares, were issued and sold to Tencent. The net proceeds to the Company from the offering, after deducting offering expenses, were approximately US$
317.2
 million (RMB
2,170.8
million).
In April 2019, the Company completed
 the
P
rimary
O
ffering
. The total net proceeds to the Company
,
after deducting commissions and offering expenses, were approximately US$245.7 million (RMB1,647.7 million)
.
1 7 .	Pre-IPO Preferred Shares

The
Pre-IPO
Series A, A+, B, C, C1/C2 and D1/D2 Preferred Shares are collectively referred to as the
“Pre-IPO
Preferred Shares”. The Group classified the
Pre-IPO
Preferred Shares as mezzanine equity on the consolidated balance sheets,

as they were contingently redeemable at the options of the holders, and recorded accretion on the
Pre-IPO
Preferred Shares to the redemption value from the issuance dates to the earliest redemption dates.
Upon the completion of the Company’s IPO, all of the issued and outstanding

Pre-IPO

Preferred Shares were redesignated into Class Y Ordinary Shares and Class Z Ordinary Shares, respectively. See Note
16
for additional information.
In 2017, the Company redesignated certain Pre-IPO Series C Preferred Shares into Pre-IPO Series D1 Preferred Shares, which resulted in a deemed dividend of RMB129.2 million and were recorded against additional paid-in capital.

F-
49

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.	Pre-IPO Preferred Shares (Continued)

The Group’s
Pre-IPO
Preferred Shares activities for the year ended December 31, 2017 are summarized below:

	Pre-IPO Series A Preferred Shares		Pre-IPO Series A+ Preferred Shares		Pre-IPO Series B Preferred Shares		Pre-IPO Series C Preferred Shares		Pre-IPO Series C1 Preferred Shares		Pre-IPO Series C2 Preferred Shares		Pre-IPO Series D1 Preferred Shares		Pre-IPO Series D2 Preferred Shares		Total Mezzanine Equity
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
	RMB in thousands, except for share data
Balance as of December 31, 2016	7,078,502	15,640	14,643,281	79,349	22,794,876	302,257	39,297,373	1,085,154	42,585,304	1,344,896	954,605	34,317	—	—	—	—	127,353,941	2,861,613
Issuance of Pre-IPO Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—	1,154,643	49,086	13,759,564	689,069	14,914,207	738,155
Redesignation of Pre-IPO Series C Preferred Shares to Pre-IPO Series D1 Preferred Shares	—	—	—	—	—	—	(11,301,189)	(351,928)	—	—	—	—	11,301,189	481,172	—	—	—	129,244
Share based compensation in connection with redesignation of Pre-IPO Ordinary Shares to Pre-IPO Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—	—	10,474	—	—	—	10,474
Redesignation of Pre-IPO Ordinary Shares to Pre-IPO Series D1 Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—	645,357	17,003	—	—	645,357	17,003
Accretion to Pre-IPO Preferred Shares redemption value	—	985	—	6,332	—	23,302	—	64,129	—	97,455	—	2,446	—	28,650	—	35,255	—	258,554

Balance as of December 31, 2017	7,078,502	16,625	14,643,281	85,681	22,794,876	325,559	27,996,184	797,355	42,585,304	1,442,351	954,605	36,763	13,101,189	586,385	13,759,564	724,324	142,913,505	4,015,043

F-
50

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
17.	Pre-IPO Preferred Shares (Continued)

The Group’s
Pre-IPO
Preferred Shares activities for the year ended December 31, 2018 are summarized below:

	Pre-IPO Series A Preferred Shares		Pre-IPO Series A+ Preferred Shares		Pre-IPO Series B Preferred Shares		Pre-IPO Series C Preferred Shares		Pre-IPO Series C1 Preferred Shares		Pre-IPO Series C2 Preferred Shares		Pre-IPO Series D1 Preferred Shares		Pre-IPO Series D2 Preferred Shares		Total Mezzanine Equity
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
	RMB in thousands, except for share data
Balance as of December 31, 2017	7,078,502	16,625	14,643,281	85,681	22,794,876	325,559	27,996,184	797,355	42,585,304	1,442,351	954,605	36,763	13,101,189	586,385	13,759,564	724,324	142,913,505	4,015,043
Accretion to Pre-IPO Preferred Shares redemption value	—	242	—	1,448	—	5,328	—	13,633	—	23,024	—	578	—	9,124	—	11,228	—	64,605
Redesignation of Pre-IPO Preferred Shares into Class Y Ordinary Shares	—	—	—	—	—	—	—	—	(1,104,535)	(38,007)	—	—	—	—	—	—	(1,104,535)	(38,007)
Redesignation of Pre-IPO Preferred Shares into Class Z Ordinary Shares	(7,078,502)	(16,867)	(14,643,281)	(87,129)	(22,794,876)	(330,887)	(27,996,184)	(810,988)	(41,480,769)	(1,427,368)	(954,605)	(37,341)	(13,101,189)	(595,509)	(13,759,564)	(735,552)	(141,808,970)	(4,041,641)

Balance as of December 31, 2018	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

F-
51

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.	Employee Benefits

The Company’s subsidiaries and VIEs incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries and VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution. The following table presents the Group’s employee welfare benefits expenses for the years ended December 31, 2017, 2018 and 2019:

	For the Year Ended December 31,
	2017	2018	2019
	RMB in thousands
Contributions to medical and pension schemes	91,302	158,113	215,553
Other employee benefits	14,595	23,958	24,180

Total	105,897	182,071	239,733

1 9 .	Share-based Compensation

a)	Description of share option plans

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
and expire in
six years
.
As of December 31, 2019, total unrecognized compensation expenses related to unvested awards granted under the 2014 Plan and the 2018 Plan, adjusted for estimated forfeitures, was RMB
472.0 million, which is expected to be recognized over a weighted-average period of 3.0 years and may be adjusted for future changes in estimated forfeitures.

b)	Valuation assumptions

The Group uses binomial option pricing model to determine the fair value of share options. The estimated fair value of each share option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the Year Ended December 31,
	2017	2018	2019
Expected volatility	42.5%-45.8%	47.8%-48.4%	49.6%-52.1%
Weighted average volatility	43.3%	48.3%	50.8%
Expected dividends	—	—	—
Risk-free rate	1.5% - 2.3%	2.6%-2.8%	1.4%-2.4%
Contractual term (in years)	6	6	6

F-
52

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
19.	Share-based Compensation (Continued)

(b)	Valuation assumptions (continued)

The expected volatility at each grant date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the share options. The weighted average volatility is the expected volatility at the grant date weighted by the number of the share options. The
Company
has never declared or paid any cash dividends on its capital stock, and the
Company
does not anticipate any dividend payments in the foreseeable future. Contractual term is the remaining contract life of the share options. The Group estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in US dollars
at the share option grant date.
(c)	Share options activities

The following table presents a summary of the Group’s share options activities for the years ended December 31, 2017, 2018 and 2019:

	Employees	Senior Management	Consultants	Total	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)	(In thousands)	(In thousands)	(In thousands)	US$	(In years)	(RMB in thousands)
Outstanding at January 1, 2017	4,992	6,580	—	11,572	0.0001	5.02	224,620
Granted	3,419	5,115	700	9,234	0.0001
Exercised	—	—	—	—	0.0001
Forfeited	(287)	(1,100)	—	(1,387)	0.0001

Outstanding at December 31, 2017	8,124	10,595	700	19,419	0.0001	4.80	880,197

Outstanding at January 1, 2018	8,124	10,595	700	19,419	0.0001	4.80	880,197
Granted	2,587	620	—	3,207	0.0001
Exercised	(2,387)	(5,543)	(212)	(8,142)	0.0001
Forfeited	(683)	(1,437)	(50)	(2,170)	0.0001

Outstanding at December 31, 2018	7,641	4,235	438	12,314	0.0001	4.46	1,233,028

Outstanding at January 1, 2019	7,641	4,235	438	12,314	0.0001	4.46	1,233,028
Granted	2,464	730	—	3,194	0.0001
Exercised	(1,352)	(710)	(193)	(2,255)	0.0001
Forfeited	(479)	(600)	—	(1,079)	0.0001

Outstanding at December 31, 2019	8,274	3,655	245	12,174	0.0001	4.13	1,581,408

Exercisable as of December 31, 2019	955	—	145	1,100	0.0001	2.59	142,892

The weighted average grant date fair value of share options granted for the years ended December 31, 2017, 2018 and 2019 was RMB35.1 (US$5.3), RMB76.2 (US$11.7) and RMB104.4 (US$15.0) per share, respectively.
It is the Group’s policy to issue new shares upon exercise of share options. The aggregate number of Class Z Ordinary Shares available for future grant under the 2014 Plan and the 2018 Plan was 4,271,875 as of December 31, 2019.
In 2017, the Company also recognized a total of RMB36.1 million share-based compensation expenses on certain transactions related to Pre-IPO Class A Ordinary Shares
, Pre-IPO Series C1
and Pre-IPO Series
D
1 Preferred Shares.

F-
53

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.	Net Loss per Share

For the years ended December 31, 2017, 2018 and 2019, the Company had potential ordinary shares, including share options granted,
Pre-IPO
Preferred Shares and other permanent equities, and ordinary shares issuable upon the conversion of the 2026 Notes, where applicable. As the Group incurred losses for the years ended December 31, 2017, 2018 and 2019, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share. Considering that the holders of
Pre-IPO
Preferred Shares and other permanent equities have no contractual obligations to participate in the Group’s losses, any losses from the Group was not be allocated to them.
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
For the year ended December 31, 2019, the numbers of share options and the number of ordinary shares issuable upon the conversion of the 2026 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 9,328,721 shares and 20,202,000 shares, respectively.

F-
54

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
20.	Net Loss p er Share (Continued)
The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2017, 2018 and 2019:

	For the Year Ended December 31,
	2017	2018	2019
	RMB in thousands, except share and per share data
Numerator:
Net loss	(183,750)	(565,021)	(1,303,570)
Accretion to Pre-IPO Preferred Shares redemption value	(258,554)	(64,605)	—
Deemed dividend in connection with repurchase of Pre-IPO Preferred Shares	(129,244)	—	—
Net loss attributable to noncontrolling interests	—	13,301	14,597

Net loss attributable to Bilibili Inc.’s shareholders for basic/dilutive net loss per share calculation	(571,548)	(616,325)	(1,288,973)

Denominator:
Weighted average number of ordinary shares outstanding, basic	69,938,570	233,047,703	323,161,680
Weighted average number of ordinary shares outstanding, diluted	69,938,570	233,047,703	323,161,680
Net loss per share, basic	(8.17)	(2.64)	(3.99)
Net loss per share, diluted	(8.17)	(2.64)	(3.99)

21.	Commitments and Contingencies

(a)	Commitments

Purchase obligations
In December 2019, the Group entered into a letter of intent to purchase the three-year license for live broadcasting the League of Legends World Championship in China starting from 2020 at an aggregate purchase price of
RMB800.0
million (US$114.9 million)
.

Long-term debt obligations
The Group’s long-term debt obligations are to repay the principal amount and cash interests in connection with the 2026 Notes. The expected repayment schedule of the 2026 Notes has been disclosed in Note 15.

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
However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2018 and 2019.

F-
55

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.	Related Party Transactions and Balances

The Group entered into the following significant related party transactions for the periods presented:

	For the Year Ended December 31,
	2017	2018	2019
	RMB in thousands
Purchases of goods and services	3,741	162,992	87,597
Transfer of long-term investments *	12,750	3,250	539,646

The Group had the following significant related party balances as of December 31, 2018 and 2019 respectively:

	December 31, 2018	December 31, 2019
	RMB in thousands
Amount due from related parties
Due from an investment fund	—	170,535
Due from other related parties	—	24,755

Total	—	195,290

Amount due to related parties
Due to Chaodian	50,331	—

Total	50,331	—

*
In June 2019, to focus the Company’s efforts and resources on its core businesses, the Company transferred several equity investments of the Group to an investment fund. The Group contributed a total of RMB220.0 million cash into this fund as a limited partner, which is accounted for as an equity method investment. The cost of the equity investments transferred was RMB465.8 million. The consideration was RMB539.6 million, which was based on the estimated fair value of the investments. The difference between the consideration and cost of the investments was recognized as investment income. As of December 31, 2019, the consideration receivable was RMB143.7 million. The transactions in 2017 and 2018 referred to the investments transferred to an entity controlled by the Group’s major shareholders.

23.	Segment Information

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

F-
56

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Fair Value Measurement
When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. The Group measures investments in money market funds, financial products and equity investment
s
in publicly traded compan
ies
 at fair value.
Money market funds and equity investment
s
in publicly traded companies
. The Group values its money market funds and equity investment
s
in  publicly traded compan
ies
 using observable inputs that reflect quoted prices for securities with identical characteristics, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.
Financial products
. The Group values its financial products investments held in certain banks or other
financial institutions using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.
Accounts receivable
,
receivables due from related parties

and prepayments and other current assets are financial assets with carrying values that approximate fair value due to their short term nature. Accounts payable and accrued liabilities and other payables are financial liabilities with carrying values that approximate fair value due to their short term nature.
The Group measures equity investments accounted for using the equity method at fair value on a non-recurring basis only if an impairment charge were to be recognized. Equity investments accounted for using the measurement alternative are generally not categorized in the fair value hierarchy. However, if equity investments without readily determinable fair values were re
-
measured during the years ended December 31, 2018 and 2019, they were classified within Level 3 in the fair value hierarchy because the Group estimated the value of the instruments based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs.

F-
57

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.	Restricted Net Assets
Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the generically reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax
income should be set aside prior to payment of any dividends. As a result of these and other restrictions under the PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their abilities to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB1.8 billion, or 24.1
%
of the Company’s total consolidated net assets, as of December 31, 2019. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

F-
58

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.	Acquisitions
Transaction with
Zenith Group Holdings Co., Limited (“Zenith”
)
In
September

8
, the Group entered into an agreement to increase its shareholding to acquire the majority
o
f
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

A gain of RMB5.8 million in relation to the revaluation of the previously held equity interests in Zenith was recorded in “Investment income, net”
o
n the consolidated statements of operations and comprehensive loss for the year ended December 31, 2018. The fair value of the previously held equity interests was estimated based on the purchase price per share as of the acquisition date.
Goodwill arising from this acquisition was attributable to the synergies between virtual idols and the Group’s multiple business streams, including live broadcasting, advertising, games, virtual idol related derivative products and offline performance events. The goodwill recognized
was not expected to be deductible for income tax purpose.
F-
59

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
26.	Acquisitions (Continued)
Transaction with Zenith Group Holdings Co., Limited (“Zenith”) (continued
)
In the fourth quarter of 2019, the Group acquired the remaining 28.1% of equity interests in Zenith from noncontrolling shareholders with a total consideration of US$22.4 million (RMB
156.5
million), which was accounted for as an equity transaction pursuant to ASC 810-10-45-23. The difference between the fair value of the consideration and the carrying value of the noncontrolling interests was accounted for as deemed dividend to the noncontrolling shareholders and was recorded against additional paid-in capital. No gain or loss was recorded by the Group.

Transactions with Chaodian
In July 2019, the Group entered into a series of agreements to acquire 72.0% of equity interests in Chaodian, which was subsequently diluted to 63.6% with capital injections from certain other noncontrolling interests. The total consideration of this acquisition consisted of RMB288.6 million paid to the existing third party shareholders and a direct capital injection amounting to RMB909.6 million. Chaodian runs various offline events such as flagship concerts and exhibitions, and operates an industry-related talent agency. The Company and Chaodian were under the same control of the Controlling Shareholder since July 2019. Therefore, this transaction was accounted for as a business combination under common control and the Company’s consolidated financial statements included the acquired assets and liabilities of Chaodian, at their historical carrying amounts of approximately RMB986.4 million. The consolidated financial statements as of and for the year ended December 31, 2019 reflected the results of the Company and Chaodian as if they had been combined since July 1, 2019. The excess of the consideration over the historical carrying amount of the acquired assets and liabilities, as well as noncontrolling interests, was accounted for deemed dividend to the other shareholders of Chaodian.
The allocation of the consideration of the assets acquired and liabilities assumed based on their
historical
carrying
amounts was as follows:

Amount
RMB in thousands
Consideration	1,198,198
Cash and cash equivalents	1,199,117
Accounts receivable, net	95,147
Goodwill	36,120
Other asset acquired	68,214
Total assets acquired	1,398,598
Accrued liabilities and other payables	(323,025)
Other liabilities assumed	(89,217)
Total liability assumed	(412,242)
Noncontrolling interests	(276,621)
Deemed dividend	488,463
Total	1,198,198

F-
60

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
26.	Acquisitions (Continued)
Other acquisitions
For the years ended December 31, 2018 and 2019, the Group completed several other acquisitions, to complement its existing businesses and achieve synergies. The acquired entities individually and in aggregate were insignificant. The Group’s other acquisitions are summarized in the following table:

	For the Year Ended December 31,		Amortization Period
	2018	2019
	Amount
	RMB in thousands
Net assets acquired	62,800	65,582
Intangible assets
—Tradename	104,000	—	5 to 10 years
—User base	21,500	—	3 years
—Copyrights	23,500	—	9 months to 3 years
—Technology	9,000	—	6 to 8 months
Noncontrolling interests	(107,505)	(30,000)
Goodwill	530,482	34,418

Total	643,777	70,000

Total purchase price comprised of:

	Amount
	RMB in thousands
Cash consideration	391,071	70,000
Fair value of previously held equity interests	252,706	—
Total	643,777	70,000

In relation to the revaluation of previously held equity interests, the Group recognized a gain of RMB138.6 million and nil
o
n the consolidated statements of operations and comprehensive loss for the years ended December 31, 2018 and 2019, respectively, for the other acquisitions that constitute business combinations.
Pro forma results of operations for all the acquisitions have not been presented because they were not material to the consolidated statements of operations and comprehensive loss for the years ended December 31, 2018 and 2019, either individually or in aggregate.
No acquisition incurred for the year ended December 31, 2017.

27.	Subsequent Events
Starting from January 2020, it was reported that a novel strain of coronavirus, later named COVID-19, spread worldwide. The Group is still in the process of assessing the impact. The extent to which COVID-19 impacts the business and financial results of the Group will depend on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.
F-
61