Form 20-F
period 2020-12-31
Bilibili Inc.
filed 2021-03-05
CIK 1723690

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American depositary shares, each representing one Class Z ordinary share	BILI	Nasdaq Global Select Market
Class Z ordinary shares, par value US$0.0001 per share*		Nasdaq Global Select Market

*	Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of American depositary shares.
SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
None
(Title of Class)
SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D) OF THE ACT:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2020, there were 351,919,952 ordinary shares outstanding, par value $0.0001 per share, being the sum of 83,715,114 Class Y ordinary shares and 268,204,838 Class Z ordinary shares (excluding 3,302,327 Class Z ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans).
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     ☒ Yes    ☐   No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐   Yes    ☒   No
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒   Yes    ☐   No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     ☒   Yes    ☐   No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.      ☒
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

•
“average monthly interactions” for a period is calculated by dividing the total number of interactions based on our interactions features such as bullet chats, commentaries, following, favorites, sharing, bilibili moment posts and like, among other things, during the specified period by the number of months in such period;

•
“average monthly revenue per paying user” for a period is calculated by dividing the sum of revenues from mobile games and VAS during the specified period by the total number of monthly paying users during such period;

•
“average monthly revenue per MAU” for a period is calculated dividing the sum of revenues during the specified period by the total number of MAU during that period then further by the number of months in the specified period;

•
“average daily time spent per active user on our mobile apps” for a period is calculated by dividing the total time spent on our mobile apps during the specified period (excluding time spent on Bilibili operating games, Bilibili Comic and Maoer) by the average number of active users per day during such period, further divided by the number of days during the specified period;

•	“Bilibili,” “we,” “us,” “our company” and “our” are to Bilibili Inc., its subsidiaries and its consolidated affiliated entities;

•
“bullet chat” or “bullet chatting” are to a commenting function that enables content viewers to send comments that fly across the screen like bullets, which we refer to as bullet chats herein. Bullet chats are context-based and can be viewed by the audiences who watch the same content, and therefore can intrigue interactive commenting among content viewers. Only official member can send bullet chats on our platform;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	“Class Y ordinary shares” are to our Class Y ordinary shares, par value US$0.0001 per share;

•	“Class Z ordinary shares” are to our Class Z ordinary shares, par value US$0.0001 per share;

•	“Generation Z+” or “Gen Z+” are to, for the purposes of this annual report only, the demographic cohort of individuals in China born from 1985 to 2009;

•
“monthly active users” or “MAU” are to the sum of our mobile apps MAU and PC MAU after eliminating duplicates so that each active registered user that logged on both our Bilibili mobile app and our Bilibili PC website would only be counted towards mobile apps MAU and not PC MAU during a given month. We calculate mobile apps MAU based on the number of mobile devices (including smart TV and other smart devices) that launched our mobile apps during a given month. Starting from the first quarter of 2019, we count mobile MAU of Bilibili Comic, a mobile app offering anime and comic content, and Maoer, an audio platform offering audio drama, towards our MAU. We calculate PC MAU by dividing the total number of IP addresses used by users to visit our PC website during a given month by an estimate of the average number of IP addresses used by each user. “Average MAU” for a period is calculated by dividing the sum of MAU during the specified period by the number of months in such period;

•
“official members” are to users who pass our multiple-choice membership exam consisting of 100 questions, after which additional interactive and community features, such as bullet chatting and commenting, will become available to them;

•
“our platform” are to “Bilibili” mobile apps, PC websites, Smart TV, Bilibili Comic, Maoer and a variety of related features, functionalities, tools and services that we provide to users and content creators;

•	“occupationally generated videos” or “OGV” are to Bilibili-produced or jointly produced content and licensed content procured from third-party production companies;

•
“paying users” on our platform are to users who make payments for various products and services on our platform, including purchases in mobile games offered on our platform and payments for VAS (excluding purchases on our
e-commerce
platform). A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user and we add the number of paying users of Maoer towards our total paying users without eliminating duplicates. “Average monthly paying user” for a period is calculated by dividing the sum of monthly paying users during the specified period by the number of months in such period;

•	“professional user generated videos” or “PUGV” are to videos generated by users that exhibits creativity as well as a certain level of professional production and editing capabilities;

•
“retention rate”, as applied to any cohort of users who visit our platform in a given period, are to the percentage of these users who make at least one repeat visit after a certain duration; the “12th-month retention rate” for any cohort of users in a given month is the retention rate in the twelfth month after the applicable month;

•
“premium members” are to members who have subscribed to our premium membership, which allow these members to enjoy exclusive or advance access to our premium content. We calculate premium members based on the number of members whose premium package is still valid by the last day of a given month;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“shares” or “ordinary shares” are to our Class Y and Class Z ordinary shares, par value US$0.0001 per share;

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

•	“VAS” are to value-added services, including premium membership, live broadcasting, Bilibili Comic, Maoer and other value-added services;

•
“video-based content” are to, for the purposes of this annual report only, video content on video-centric platforms and non-video-centric
platforms as well as mobile games.
Non-video-centric
platforms include social media, instant messaging,
e-commerce,
browser, and other kind of platforms;

•	“videolization” are to the trend of video integrating into the scenarios of everyday life and;

•	“young generations” are to, for the purposes of this annual report only, people aged 35 or below.
Our reporting currency is the Renminbi because our business is mainly conducted in China and a substantial majority of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5250 to US$1.00, the exchange rate on December 31, 2020 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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
You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the online entertainment and mobile games industries in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with users, content providers, game developers and publishers, advertisers and other partners;

•	competition in our industry;

•	relevant government policies and regulations relating to our industry;

•	the outcome of any current and future litigation or legal or administrative proceedings; and

•	other factors described under “Item 3. Key Information—D. Risk Factors.”
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
Our Selected Consolidated Financial Data
The following table presents the selected consolidated financial information of our company. Our selected consolidated statements of operations and comprehensive loss data and selected consolidated statements of cash flow data presented below for the years ended December 31, 2018, 2019 and 2020 and our selected consolidated balance sheet data as of December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statements of operations and comprehensive loss data and selected consolidated statements of cash flow data presented below for the years ended December 31, 2016 and 2017 and our selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared in accordance with U.S. GAAP.
Starting from January 1, 2018, we adopted Accounting Standards Codification 606, Revenue from Contracts with Customers, or ASC 606, using the modified retrospective method. The consolidated statements of operations and comprehensive loss data for the years ended December 31, 2018, 2019 and 2020 presented below have been prepared in accordance with ASC 606, while the comparative information for the years ended December 31, 2016 and 2017 presented below have not been restated and continue to be reported under the accounting standards in effect for those periods. Starting from January 1, 2019, we adopted ASC 842, Leases, using the modified retrospective method. The consolidated balance sheet data as of December 31, 2019 and 2020 presented below has been prepared in accordance with ASC 842, while the comparative information for those periods prior to January 1, 2019, presented below have not been restated and continue to be reported under the accounting standards in effect for those periods. Starting from January 1, 2020, we adopted ASC 326, Financial Instruments—Credit Losses, using the modified retrospective method. The consolidated balance sheet data as of December 31, 2020 presented below has been prepared in accordance with ASC 326, while the comparative information for those periods prior to
January 1, 2020, presented below have not been restated and continue to be reported under the accounting standards in effect for those periods. Our historical results are not necessarily indicative of results expected for future periods.
You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Operations and Comprehensive Loss Data:
Net revenues	523,310	2,468,449	4,128,931	6,777,922	11,998,976	1,838,924
Cost of revenues (1)	(772,812)	(1,919,241)	(3,273,493)	(5,587,673)	(9,158,800)	(1,403,648)

Gross (loss)/profit	(249,502)	549,208	855,438	1,190,249	2,840,176	435,276
Operating expenses:
Sales and marketing expenses (1)	(102,659)	(232,489)	(585,758)	(1,198,516)	(3,492,091)	(535,186)
General and administrative expenses (1)	(451,334)	(260,898)	(461,165)	(592,497)	(976,082)	(149,592)
Research and development expenses (1)	(91,222)	(280,093)	(537,488)	(894,411)	(1,512,966)	(231,872)

Total operating expenses	(645,215)	(773,480)	(1,584,411)	(2,685,424)	(5,981,139)	(916,650)

Loss from operations	(894,717)	(224,272)	(728,973)	(1,495,175)	(3,140,963)	(481,374)

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Other income:
Investment income, net (including impairments)	9,795	22,957	96,440	96,610	28,203	4,322
Interest income	1,502	1,483	68,706	162,782	83,301	12,766
Interest expense	—	—	—	(46,543)	(108,547)	(16,636)
Exchange (losses)/gains	(21,267)	6,445	(1,661)	(11,789)	41,717	6,393
Others, net	(3,668)	18,518	26,455	26,412	95,641	14,660
Loss before tax	(908,355)	(174,869)	(539,033)	(1,267,703)	(3,000,648)	(459,869)
Income tax	(3,141)	(8,881)	(25,988)	(35,867)	(53,369)	(8,180)

Net loss	(911,496)	(183,750)	(565,021)	(1,303,570)	(3,054,017)	(468,049)
Accretion to redeemable noncontrolling interests	—	—	—	—	(4,292)	(658)
Accretion to Pre-IPO Preferred Shares redemption value	(161,933)	(258,554)	(64,605)	—	—	—
Deemed dividend in connection with repurchase of Pre-IPO Preferred Shares	(113,151)	(129,244)	—	—	—	—
Net loss attributable to noncontrolling interests	1,430	—	13,301	14,597	46,605	7,143

Net loss attributable to the Bilibili Inc.’s shareholders	(1,185,150)	(571,548)	(616,325)	(1,288,973)	(3,011,704)	(461,564)

Net loss	(911,496)	(183,750)	(565,021)	(1,303,570)	(3,054,017)	(468,049)
Other comprehensive income/(loss)
Foreign currency translation adjustments	58,048	(75,695)	296,030	140,152	(325,100)	(49,823)

Total other comprehensive income/(loss)	58,048	(75,695)	296,030	140,152	(325,100)	(49,823)

Total comprehensive loss	(853,448)	(259,445)	(268,991)	(1,163,418)	(3,379,117)	(517,872)
Accretion to redeemable noncontrolling interests	—	—	—	—	(4,292)	(658)
Accretion to Pre-IPO Preferred Shares redemption value	(161,933)	(258,554)	(64,605)	—	—	—
Deemed dividend in connection with repurchase of Pre-IPO Preferred Shares	(113,151)	(129,244)	—	—	—	—
Net loss attributable to noncontrolling interests	1,430	—	13,301	14,597	46,605	7,143

Comprehensive loss attributable to the Bilibili Inc.’s shareholders	(1,127,102)	(647,243)	(320,295)	(1,148,821)	(3,336,804)	(511,387)

Net loss per share, basic	(20.42)	(8.17)	(2.64)	(3.99)	(8.71)	(1.33)
Net loss per share, diluted	(20.42)	(8.17)	(2.64)	(3.99)	(8.71)	(1.33)
Net loss per ADS, basic	—	—	(2.64)	(3.99)	(8.71)	(1.33)
Net loss per ADS, diluted	—	—	(2.64)	(3.99)	(8.71)	(1.33)
Weighted average number of ordinary shares, basic	58,038,570	69,938,570	233,047,703	323,161,680	345,816,023	345,816,023
Weighted average number of ordinary shares, diluted	58,038,570	69,938,570	233,047,703	323,161,680	345,816,023	345,816,023
Weighted average number of ADS, basic	—	—	233,047,703	323,161,680	345,816,023	345,816,023
Weighted average number of ADS, diluted	—	—	233,047,703	323,161,680	345,816,023	345,816,023

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	3,775	7,936	28,173	23,281	37,087	5,684
Sales and marketing expenses	3,029	3,423	11,499	14,269	40,808	6,254
General and administrative expenses	353,806	56,746	102,544	68,497	181,753	27,855
Research and development expenses	4,878	11,849	38,977	66,503	126,250	19,349

Total	365,488	79,954	181,193	172,550	385,898	59,142

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	387,198	762,882	3,540,031	4,962,660	4,678,109	716,952
Time deposits	—	1,960	749,385	1,844,558	4,720,089	723,385
Accounts receivable, net	110,666	392,942	324,392	744,845	1,053,641	161,478
Prepayments and other current assets	185,378	477,265	990,851	1,315,901	1,765,787	270,619
Short-term investments	712,564	488,391	945,338	1,260,810	3,357,189	514,511
Non-current assets:
Intangible assets, net	282,472	426,292	1,419,435	1,657,333	2,356,959	361,220
Goodwill	50,967	50,967	941,488	1,012,026	1,295,786	198,588
Long-term investments, net	377,031	635,952	979,987	1,251,129	2,232,938	342,213
Total assets	2,166,710	3,473,525	10,490,036	15,516,567	23,865,608	3,657,566
Total current liabilities	628,100	1,397,994	3,298,834	4,272,597	7,391,548	1,132,805
Long-term debt	—	—	—	3,414,628	8,340,922	1,278,302
Total liabilities	628,100	1,397,994	3,298,834	7,880,107	16,083,404	2,464,891
Net current assets	772,706	755,106	3,251,163	6,051,467	8,347,999	1,279,386
Net assets	1,538,610	2,075,531	7,191,202	7,636,460	7,782,204	1,192,675
Total mezzanine equity	2,861,613	4,015,043	—	—	—	—
Noncontrolling interests	357	—	240,406	583,976	182,004	27,893
Total shareholders’ (deficit)/equity	(1,323,003)	(1,939,512)	7,191,202	7,636,460	7,782,204	1,192,675
Total liabilities and shareholders’ equity	2,166,710	3,473,525	10,490,036	15,516,567	23,865,608	3,657,566

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flow Data:
Net cash (used in)/provided by operating activities	(198,967)	464,550	737,286	194,551	753,103	115,418
Net cash used in investing activities	(1,187,300)	(716,254)	(3,196,394)	(3,958,277)	(8,906,821)	(1,365,029)
Net cash provided by financing activities	1,024,087	675,533	4,974,810	5,078,842	8,335,419	1,277,458
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies	49,606	(48,145)	261,447	107,513	(466,252)	(71,456)

Net (decrease)/ increase in cash and cash equivalents	(312,574)	375,684	2,777,149	1,422,629	(284,551)	(43,609)
Cash and cash equivalents at beginning of the year	699,772	387,198	762,882	3,540,031	4,962,660	760,561

Cash and cash equivalents at end of the year	387,198	762,882	3,540,031	4,962,660	4,678,109	716,952

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Summary Risk Factors
Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:
Risks Related to Our Business and Industry

•	We operate in a fast-evolving industry. We cannot guarantee that we will successfully implement our commercialization strategies or develop new ones, or generate sustainable revenues and profit.

•	We have incurred significant losses and we may continue to experience losses in the future.

•
If we fail to anticipate user preferences and provide products and services to attract and retain users, or if we fail to keep up with rapid changes in technologies and their impact on user behavior, we may not be able to attract sufficient user traffic to remain competitive, and our business and prospects may be materially and adversely affected.

•	Our business depends on our ability to provide users with interesting and useful content, which in turn depends on the content contributed by the content creators on our platform.

•	Increases in the costs of content on our platform may have an adverse effect on our business, financial condition and results of operations;

•
Our auditor is not inspected by the PCAOB and, as such, you are deprived of the benefits of such inspection. In addition, various legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection and other developments may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.

Risks Related to Our Corporate Structure

•
If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

•	We rely on contractual arrangements with our VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

•
We may lose the ability to use and enjoy assets held by our VIEs and their subsidiaries that are important to our business if our VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

•
Contractual arrangements we have entered into with our VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

Risks Related to Doing Business in China

•	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

•	We face uncertainties with respect to the interpretation and implementation of the Anti-Monopoly Guidelines for the Internet Platform Economy Sector.

•	Regulation and censorship of information disseminated over the mobile and internet in China may adversely affect our business and subject us to liability for content posted on our platform.

•
Adverse changes in economic and political policies of the PRC government could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.

Risks Related to Our ADSs

•	The trading price of our listed securities has been and is likely to continue to be volatile, regardless of our operating performance, which could result in substantial losses to our investors.

•
We may need additional capital, and the sale of additional Class Z ordinary shares and/or ADSs or other equity securities could result in additional dilution to our shareholders, and the incurrence of additional indebtedness could increase our debt obligations.

•	Conversion of our convertible senior notes may dilute the ownership interest of the existing shareholders, including holders who had previously converted their notes.

•	Provisions of our convertible senior notes could discourage an acquisition of us by a third-party.

•
Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class Z ordinary shares and ADSs may view as beneficial.

Risks Related to Our Business and Industry
We operate in a fast-evolving industry. We cannot guarantee that we will successfully implement our commercialization strategies or develop new ones, or generate sustainable revenues and profit.
We operate in a fast-evolving industry, and our commercialization model is evolving. We generate revenues primarily by providing our users with valuable content, such as videos, mobile games and VAS. We also generate revenues from advertising,
e-commerce
and other services. We cannot assure you that we can successfully implement the existing commercialization strategies to sustainably generate growing revenues, or that we will be able to develop new commercialization strategies to grow our revenues. If our strategic initiatives do not enhance our ability to monetize or enable us to develop new commercialization approaches, we may not be able to maintain or increase our revenues or recover any associated costs. In addition, we may introduce new products and services to expand our revenue streams, including products and services with which we have little or no prior development or operating experience. If these new or enhanced products or services fail to engage users, content creators or business partners, we may fail to diversify our revenue streams or generate sufficient revenues to justify our investments and costs, and our business and operating results may suffer as a result.
We have incurred significant losses and we may continue to experience losses in the future.
We have incurred significant losses in the past. In 2018, 2019 and 2020, respectively, we had loss from operations of RMB729.0 million, RMB1,495.2 million, and RMB3,141.0 million (US$481.4 million), respectively. We cannot assure you that we will be able to generate profits in the future. Our ability to achieve profitability depends in large part on our ability to manage our costs and expenses. We intend to manage and control our costs and expenses as a proportion of our total revenues, but there can be no assurance that we will achieve this goal. We may experience losses in the future due to our continued investments in technology, talent, content, brand recognition, user base expansion and other initiatives. In addition, our ability to achieve and sustain profitability is affected by various factors, some of which are beyond our control, such as changes in macroeconomic and regulatory environment or competitive dynamics in the industry. Accordingly, you should not rely on our financial results of any prior period as an indication of our future performance.
If we fail to anticipate user preferences and provide products and services to attract and retain users, or if we fail to keep up with rapid changes in technologies and their impact on user behavior, we may not be able to attract sufficient user traffic to remain competitive, and our business and prospects may be materially and adversely affected.
Our ability to retain, grow and engage our user base depends heavily on our ability to provide a superior user experience. We must offer quality content covering a wide range of interests and formats, introduce successful new products and services, develop user-friendly platform features, and push effective content feeds recommendations. In particular, we must encourage content creators to upload more appealing professional user generated content and we must source more popular licensed content. We must also keep providing our users with features and functions that could enable superior content viewing and social interaction experience. If we are unable to provide a superior user experience, our user base and user engagement may decline, which may materially and adversely affect our business and growth prospects.
We maintain a large content library primarily consisting of PUGV and OGV, and are developing new features to attract and retain our users. In order to expand our content library, we must continue to work with our content creators and incentivize them to produce content that reflects cultural trends and maintain good business relationships with licensors of premium copyrighted content to renew our licenses and source new professionally produced content. Our content creators and licensors may choose to work with other large online video platforms to distribute their content if such platforms can offer better products, services or terms than we do. We cannot assure you that we will be able to attract our content creators to upload their content to our platform or renew or enter into license agreements on commercially reasonable terms with our licensors or at all.

In addition, the industry in which we operate is characterized by rapidly changing technologies and changing user expectations. To remain competitive, we must adapt our products and services to evolving industry standards and improve the performance and reliability of our products and services to be able to adapt to these changes and innovate in response to evolving user expectations. Developing and integrating new content, products, services and technologies into our existing platform could be expensive and time-consuming, and these efforts may not yield the benefits we expect. If we fail to develop new products, services or innovative technologies on a timely basis, or our new products, services or technologies are not accepted by our users, our business, financial performance and prospects could be materially and adversely affected. We cannot assure you that we can anticipate user preferences and industry changes and respond to such changes in a timely and effective manner. In addition, changes in user behavior resulting from technological developments may also adversely affect us. For example, the number of people accessing the internet through mobile devices, including mobile phones, tablets and other hand-held devices, has increased in recent years, and we expect this trend to continue while 4G, 5G and more advanced mobile communications technologies are broadly implemented. If we fail to develop products and technologies that are compatible with all mobile devices, or if the products and services we develop are not widely accepted and used by users of various mobile devices, we may not be able to penetrate the mobile markets. In addition, the widespread adoption of new internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or integrate our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive, our future success may be adversely affected.
Our business depends on our ability to provide users with interesting and useful content, which in turn depends on the content contributed by the content creators on our platform.
The quality of the content offered on our platform and our users’ level of engagement are critical to our success. In order to attract and retain users and compete effectively, we must offer interesting and useful content and enhance our users’ viewing experience. It is vital to our operations that we remain sensitive to and responsive to evolving user preferences and offer content that appeals to our users and members. In 2020, 91.4% of the total video views are of PUGV, as compared to 90.1% in 2019. Thus far, we have been generally able to encourage our content creators to create and upload PUGV that are appealing to our users. We have also been providing our content creators with support and guidance in various forms, including technical support for content distribution, editing and uploading. However, we cannot assure you that our content creators can contribute to create popular professional user generated content for our platform. If our content creators cease to contribute content, or their uploaded content fails to attract or retain our users, we may experience a decline in user traffic and user engagement. If the number of users or the level of user engagement declines, we may suffer a reduction in revenue.
Increases in the costs of content on our platform may have an adverse effect on our business, financial condition and results of operations.
We need to acquire or produce popular content to provide our users with an engaging and satisfying viewing experience. We recorded content costs in our cost of revenue of RMB543.0 million, RMB1,001.6 million and RMB1,875.5 million (US$287.4 million) in 2018, 2019 and 2020, respectively. Increases in market prices for licensed content and live broadcasting rights may also have an adverse effect on our business, financial condition and results of operations. For example, in September 2020, we formed a strategic partnership with Riot Games, the developer of leading MOBA League of Legends, among others, for granting us a three-year exclusive license for live broadcasting the League of Legends Esports global events in China beginning in 2020 through the 2023
Mid-Season
Invitational, at an aggregate purchase price of RMB800 million (US$122.6 million). If we are not able to procure licensed content at commercially acceptable costs, our business and results of operations will be adversely impacted. In addition, if we are unable to generate sufficient revenues to outpace the increase in market prices for licensed content, our business, financial condition and results of operations may be adversely affected. In 2018, we started to devote more resources in producing our original content. We rely on our in-house
team to generate creative ideas for original content and to supervise the original content origination and production process, and we intend to continue to invest resources in content production. If we are not able to compete effectively for talent or attract and retain top talent at reasonable costs, our original content production capabilities would be negatively impacted.

If the content contained within videos, live broadcasting, games, audios and other content formats on our platform is deemed to violate any PRC laws or regulations, considered inappropriate or offensive, our business, financial condition and results of operations may be materially and adversely affected.
The PRC government and regulatory authorities have adopted regulations governing content contained within videos, live broadcasting, games, audios and other information over the internet. Under these regulations, internet content providers are prohibited from posting or displaying content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent, violent or defamatory on the internet. Internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of China. The PRC government and regulatory authorities strengthen the regulations on internet content from time to time, such as the Opinion on Strictly Regulating Online Game Market Management jointly adopted by a few authorities in December 2017, the Regulations on Administration of Network Short Video Platforms, the Censoring Criteria for Network Short Video Content, promulgated in January 2019 by China Netcasting Services Association, or the CNSA, and the Administrative Provisions on Online Audio-Visual Information Services, effective from January 1, 2020. The enactment of these regulations may significantly increase our compliance costs in recruiting additional content reviewers and training them to identify the prohibited content timely and accurately. Any failure to comply with these regulations may subject us to liability. In November 2020, the NRTA further promulgated the Notice on Strengthening the Management of Online Show Live Broadcasting and
E-commerce
Live Broadcasting (“Notice 78”) which requests the live broadcasting platforms for online shows to strengthen positive value guidance and to prevent the spread of the trends of wealth flaunting, money worshiping and vulgarity. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Transmission of Audio-Visual Programs” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Live Broadcasting Services.”
In addition to licensed content provided by copyright owners, we allow our users to upload content to our platform. Our users can upload all types of content including self-created and professionally produced content and certain graphical files for the purpose of updating user biographies and content covers. Currently only registered users are allowed to upload content to our platform. We maintain two levels of content management and review procedures to monitor the content uploaded to our platform to ensure that no content that may be deemed to be prohibited by government rules and regulations is posted and to promptly remove any infringing content. Our content screening team is dedicated to screening and monitoring the content uploaded on our platform on a
24-hour,
7-day
basis. For more details relating to our content monitoring procedures, see “Item 4. Information on the Company—B. Business Overview—Content Management and Review.” However, there can be no assurance that we can identify all the videos or other content that may violate relevant laws and regulations due to the large amount of content uploaded by our users every day.
If the content contained within videos, live broadcasting, games, audios and other content formats on our platform is considered inappropriate or offensive, our business, financial condition and results of operations may be materially and adversely affected.
Failure to identify and prevent illegal or inappropriate content from being uploaded and/or streamed on our platform may subject us to liability. To the extent that PRC regulatory authorities find any content on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform in the form of take-down orders, cause our app to be temporarily removed from app stores, or temporarily disable certain functions on our platform, or otherwise. For example, the CAC conducted a nationwide inspection of major internet platforms providing short-video content, and we were notified by certain smartphone app stores in China that our mobile app had been temporarily removed from July 26, 2018 until August 25, 2018. We implemented the required measures promptly and reinstated the mobile app downloads from those app stores on August 26, 2018. We thereafter conducted a self-inspection by taking a comprehensive review of the content on our platform and have doubled the headcounts of content monitoring personnel. Our app may be removed from app stores again in the future, and such removal could materially and adversely affect our business operations. On December 3, 2020, in response to the reported vulgar content on our platform, the Shanghai Municipal Office of Anti-Pornography and Illegal Publication, the Shanghai Municipal Internet Information Office and the Shanghai Municipal Culture and Tourism Bureau made inquiries with us and requested us to rectify within two weeks and strengthen the content review of videos, live broadcasting, anime, bullet chatting and other content on our platform. We have completed the required rectification and submitted the final rectification report to the Shanghai Municipal Office of Anti-Pornography and Illegal Publication and the Shanghai Municipal Internet Information Office on December 22, 2020 and our rectification report has been accepted by the relevant competent authorities.
In addition, PRC laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in our liability as a platform operator. In the past, we were subject to penalties by PRC regulatory authorities due to our failure to comply with these requirements. For example, the Inspection Department of the Enforcement General Administration of Shanghai Culture Market imposed on us a fine of RMB20,000 in May 2018 and a fine of RMB10,000 in April 2019 primarily for having inappropriate content on our platform. We also may face liability for copyright or trademark infringement, fraud and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through or displayed on our platform.

Furthermore, reports or publicity of violence and crimes related to our PUGV, OGV, online games or any claims of our PUGV, OGV, online game content to be considered, among others, obscene, superstitious, fraudulent, defamatory, inappropriate, offensive or impairing public interest, may result in negative publicity, harm to our brand or a regulatory response that might have a material and adverse impact on our business. Any claim of us failing to identify any content a viewer may find objectionable may result in negative publicity, harm to our brand or regulatory actions, which in turn might have a material and adverse impact on our business. We generate a portion of our revenues from advertising. Our advertising revenues might be materially and adversely affected by any decision by advertisers to reduce their advertising as a result of adverse media reports, user complaints or other negative publicity involving us or, content on our platform. In addition, reductions of advertising by advertisers due to allegedly objectionable content made available on our platform by content creators, licensors, or other third parties, concerns about our content management practices, concerns about brand reputation or potential liability, or uncertainty regarding their own legal and compliance obligations, may also materially and adversely affect our advertising revenues.
We face uncertainties with respect to the enactment, interpretation and implementation of Notice 78.
According to Notice 78, platforms providing online show live broadcasting or
e-commerce
live broadcasting services shall, among other things, register their information and business operations by November 30, 2020, ensure real-name registration for all live broadcasting hosts and virtual gifting users, prohibit users that are minors or without real-name registration from virtual gifting, and set a limit on the maximum amount of virtual gifting per time, per day, and per month.
As advised by our PRC counsel, Tian Yuan Law Firm, there is currently no explicit provisions as to what limits on virtual gifting will be imposed by the NRTA pursuant to Notice 78 and it is unclear how and to what degree any such limits would be imposed on different platforms. Given there is no explicit provisions on how to set the limit on virtual gifting, we have not been able to set such limit on our platform and we are currently not able to assess the impact this requirement under Notice 78 will have on the virtual gifting spending activities on our platform. We recorded revenues generated from our live broadcasting business under VAS. We derived 14.2%, 24.2% and 32.0% of our revenues from VAS in 2018, 2019 and 2020, respectively. Revenues from live broadcasting accounted for 7.8%, 8.8% and 10.9% of our total net revenues in 2018, 2019 and 2020, respectively. Any such limits ultimately imposed may negatively impact our revenues derived from virtual gifting and our results of operations.
Notice 78 also requests the live broadcasting platforms for online shows to register in the National Internet Audio-visual Platforms Information Management System, however, in our communication with Shanghai Municipal Administration of Radio and Television, we were informed that due to the adjustment of the system, entities holding a License for Online Transmission of Audio-Visual Programs need to wait for further notification from the competent authority before they can register in this system. As of the date of this annual report, we have not yet received the notification requesting such registration. Notice 78 also sets forth requirements for certain live broadcasting businesses with respect to real-name registration, limits on user spending on virtual gifting, restrictions on minors on virtual gifting, live broadcasting review personnel requirements, content tagging requirements, and other requirements. For more information on Notice 78, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Live Broadcasting Services.”
Since Notice 78 was only issued in November 2020 and some of the requirements in Notice 78 are unclear and have no explicit provisions or implementation standards, we are still in the process of getting further guidance from regulatory authorities and evaluating the applicability and effect of the various requirements under Notice 78 on our business. Any further rulemaking under Notice 78 or other intensified regulation with respect to live broadcasting may increase our compliance burden in the live broadcasting business, and may have an adverse impact on our business and results of operations.

We may not be able to effectively manage our growth and the increased complexity of our business, which could negatively impact our brand and financial performance.
We have experienced rapid growth since our inception in 2011. Our financial performance has been and will continue to be influenced by our ability to add, retain and engage active users of our products. Our user acquisition and engagement may fluctuate depending on factors beyond our control, such as the shelter-in-place
restrictions due to the
COVID-19
pandemic. We have experienced a significant increase in the size and engagement of our active user base during the first quarter of 2020 partly due to the shelter-in-place
restrictions in China. Although we have been able to maintain the momentum of user acquisition and engagement in the other quarters of 2020 as China gradually relaxed its shelter-in-place
restrictions, we may not be able to maintain the growth of our active user base or user acquisition and the level of engagement in the long term. As we grow our user base and increase the level of user engagement, we may incur increasing costs, such as licensing fees and royalties for licensed content and hosts’ compensation to further expand our content library to meet the growing and diversified demands of our users. If such expansion is not properly managed, it may adversely affect our financial and operating resources without achieving the desired effects. The market prices for licensing fees and royalties for licensed content, such as license for live broadcasting popular
e-sport
events, have increased significantly in China during the past few years. Online video broadcasting programs are competing aggressively to license popular content titles and events, driving licensing fees up in general. As the market further grows, copyright owners, distributors and industry participants may demand higher licensing fees for such content. Furthermore, as our content library expands, we expect the costs of licensed content to continue to increase. If we are unable to generate sufficient revenues to outpace the increase in costs, we may incur more losses and our business, financial condition and results of operations may be adversely affected. See “ —Increases in the costs of content on our platform may have an adverse effect on our business, financial condition and results of operations.”
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
Our users have developed a unique community culture that distinguishes us from other online content providers. Our users come to our platform for creative content covering a wide array of cultures and interests as well as for strong, vibrant and safe communities. We believe that maintaining and promoting such community culture is critical to retaining and expanding our user base. We have taken multiple initiatives to preserve our community culture and values, such as requiring users to pass a membership exam before they are allowed to send bullet chats and utilize other interactive functions on our platform, and temporarily blocking or permanently deleting accounts of users who posted inappropriate content or comments.
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

If we fail to obtain and maintain the licenses and approvals required within the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.
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
The expiration date of the major subsidiary’s Online Culture Operating Permits granted by the local branch of MCT ranges from June 2022 to December 2023, which were all renewed after May 2019. As the MCT ceased to assume the responsibility for the administration of the online game industry and no longer approved or issued the Online Culture Operating Permits regarding online games since May 2019, the Online Culture Operating Permits held by our major subsidiary no longer contains content related to online games operation. Based on our PRC counsel, Tian Yuan Law Firm’s consultation with the MCT in November 2020, the MCT no longer assumes the responsibility to supervise the operation of online games, and it is not necessary for an enterprise to obtain Online Culture Operating Permits to operate online game operation business. As of the date of this annual report, no laws, regulations or official guidelines have been promulgated regarding whether the responsibility of MCT for regulating online games will be undertaken by another governmental department. Therefore, our PRC counsel, Tian Yuan Law Firm, has advised us that as long as there is no governmental authority promulgating new supervision requirements for the operation of online game, we are able to continue our online game operation business although the Online Culture Operating Permits currently held no longer contain content related to online games operation, which will not constitute any material noncompliance.
The NAPP at the national level had suspended the approval of game registration and issuance of publication numbers for online games starting from March 2018. Although the NAPP later resumed game registration and issued game publication numbers for the first batch of games with an effective date of December 19, 2018, the processing time of games registration and issuance of publication may vary greatly and is within the NAPP’s discretion. Any delay in game registration with NAPP or obtaining game publication numbers could lead to the termination of our cooperation agreements with third parties or negatively affect the operation results of our games. Under the Notice on Adjusting the Scope of Examination and Approval regarding the Internet Culture Operation License to Further Regulate the Approval Work released in May 2019, the Online Culture Operating Permits covering the business scope of using the information network to operate online games granted by the MCT before this notice will remain valid until the expiration dates of these permits. On July 10, 2019, the MCT announced the abolishment of the Interim Measures on Administration of Online Games, which regulated the issuance of Online Culture Operating Permits relating to online games. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Games.” As of the date of this annual report, the governmental authorities have not issued laws or regulations to replace the Interim Measures on Administration of Online Games, or to clarify the new regulatory body of online games. If we are unable to comply with the new regulations relating to our online games operations, our ability to introduce, launch and operate new games may be adversely affected, and our financial condition and operating results could be adversely affected. In addition, we cannot assure you that we or relevant third parties can obtain the NAPP’s approvals or complete any new governmental requirements for all games on our platform in a timely manner or at all, which could adversely and materially impact our ability to introduce new games, the timetable to launch new games and our business growth.

Moreover, the provision of online games is deemed to be an internet publication activity. An online game operator may be required to obtain an Internet Publishing Service License in order to directly make those games publicly available in China. Although it is not specifically authorized by the NAPP, an online game operator is generally able to publish its games through third-party licensed electronic publishing entities and register the games with the NAPP as electronic publications, which is consistent with our practice as of the date of this annual report. In addition, the provision of comics online may be deemed to be an internet publication activity, which may require the content provider to obtain an Internet Publishing Service License. Furthermore, in a consultation with the competent government authorities in February 2021, our PRC counsel, Tian Yuan Law Firm, was informed that operation of an online comics business currently does not require the Internet Publishing Service License. However, for the future convenience to publish games by ourselves, we are planning to apply for the Internet Publishing Service License for our business operation and we have been continuously communicating with the competent authorities. However, there is no assurance that we will be granted such license. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through online games and comics, the imposition of fines, the revocation of our business and operating licenses and the discontinuation or restriction of our operations of online games and comics.
In addition, considerable uncertainties exist in relation to the interpretation and implementation of existing and future laws and regulations governing our business activities. For example, under the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs, the introduction or broadcasting of foreign anime in China is subject to approval of the SAPPRFT or its authorized entities. Approval or filing procedures were not explicitly required in practice by the NRTA for the broadcasting and distribution of foreign anime on the internet only. We are currently preparing for the approval or filling procedures for broadcasting and distribution of foreign anime on our platform based on our preliminary consultation with the relevant government authorities. We could be found in violation of any future laws and regulations or of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet or mobile activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties or changes in policies, regulations or enforcement by government authorities, may disrupt our operations and materially and adversely affect our business, financial condition and results of operations.

Furthermore, in August 2018, the National Office of Anti-Pornography and Illegal Publication, the MIIT, the Ministry of Public Security, the MCT, the NRTA and the CAC jointly issued the Notice on Strengthening the Management of Live Broadcasting Service, which required a real-name registration system for users to be put in place by live broadcasting service providers. On October 25, 2019, the NAPP issued the Notice on Preventing Minors from Indulging in Online Games, which requires all online gamers to register accounts with their valid identity information and all game companies to stop providing game services to users who fail to do so. Pursuant to the Notice 78, users who have not registered with real names or who are minors are prohibited from virtual gifting. On October 17, 2020, the Law of the PRC on the Protection of Minors (2020 Revision) added a new section entitled “Online Protections” which stipulates a series of provisions to further protect minors’ interests on the internet. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Games” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Streaming Services.” We have implemented several measures to comply with the current real-name registration system. However, the PRC government may further tighten the real-name registration requirements or require us to implement a more thorough compulsory real-name registration system for all users on our platform in the future, so that we will need to upgrade our system or purchase relevant services from third-party service providers and incur additional costs in relation thereto. If we were required to implement a more rigid real-name registration system for users on our platform, potential users may be deterred from registering with our platform, which may in turn negatively affect the growth of our user base and prospect.
We face significant competition, primarily from companies that operate in the video-based industry in China, and we compete with these companies for users, content providers and advertisers.
We face significant competition primarily from companies that operate in the video-based industry in China designed to engage users, especially the Generation Z+, and capture their time spent on mobile devices and the internet. In particular, our competitors mainly include large online video streaming platforms, other platforms offering video products, live broadcasting platforms, and other companies offering online content. Some of our competitors have longer operating histories and significantly greater financial resources than we do, and in turn may be able to attract and retain more users, content partners and advertisers. Our competitors may compete with us in a variety of ways, including by obtaining exclusive online distribution rights for popular content, conducting brand promotions and other marketing activities, and making acquisitions. If any of our competitors provides comparable or better user experience, our user traffic could decline significantly. We have exclusive distribution rights only for certain content on our platform. Our content creators are generally free to post their content on our competitors’ platforms, which may divert user traffic from our platform, and adversely affect our user traffic and thus our operations.
We believe that our ability to compete effectively depends upon many factors, some of which are beyond our control, including:

•	the popularity, usefulness, ease of use, performance and reliability of our platform, products and services compared to those of our competitors;

•	the amount, quality and timeliness of content on our platform, especially the amount and quality of the PUGV generated by our content creators;

•	the environment and culture of our user communities;

•	our ability, and the ability of our competitors, to develop new products and services and enhancements to existing products and services to keep up with user preferences and demands;

•	the inventory size, quality and size of player base of the games we operate;

•	our ability to establish and maintain relationships with content providers and partners;

•	our ability to commercialize our services;

•	changes mandated by legislation, regulations or government policies, some of which may have a disproportionate effect on us;

•	acquisitions or consolidation within our industry, which may result in more formidable competitors; and

•	our reputation and brand strength relative to our competitors.
We derive a substantial portion of our revenues from mobile games. If we fail to launch new games or release upgrades to existing games to grow our games’ player base, our business and operating results will be materially and adversely affected.
We derived 71.1%, 53.1% and 40.0% of our revenues from mobile games in 2018, 2019 and 2020, respectively. We derive a significant portion of mobile game revenues from a limited number of games. We had one mobile game contributing more than 10% of our total net revenues, accounting for 53%, 31%, and 11% of our total net revenues for the years ended December 31, 2018, 2019 and 2020, respectively.
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
As part of its anti-addiction online game policy, the PRC regulators have been implementing regulations designed to reduce the amount of time that youth under the age of 18 spend playing online games. For a detailed description of these regulations, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Games—Anti-addiction System and Protection of Minors.” A revenue model that does not charge for playing time may be viewed by the PRC regulators as inconsistent with this goal. On the other hand, if we were to start charging for playing time, we may lose our players, and our financial condition and results of operations may be materially and adversely affected.
Furthermore, minors are prohibited from playing games exceeding a certain period of time per day or putting money into their accounts exceeding a certain amount. Online game operators are required to explore the manner to notify users of different ages about the online games based on various criteria, such as the games’ content and the amount of money anticipated to be used in the games, on the game’s download, registration and log-in
pages in a prominent way. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Games—Anti-addiction System and Protection of Minors.”
Although we have implemented several measures and developed a detailed plan for system upgrade and are in the process of conducting various system upgrading works according to the requirements under the relevant laws and regulations, we may be nevertheless considered non-compliant
if the regulators take a different view, or if our system is not fully upgraded by the end of the grace period, the length of which also remains uncertain at the discretion of the relevant government authorities. Should the relevant government authorities find us not satisfying the requirements, they may order us to rectify. In a severe case, our business license could be revoked, which may materially and adversely affect our business operations and financial condition.

The implementation of these laws and regulations may lead to a decrease in the number of minors in our user base and the playtime of minor users, thereby leading to a decrease in the minor users’ revenue contribution to our mobile game business, and may materially and adversely affect our results of operations and prospects.
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
In addition, acts of cheating by users of mobile games could lessen the popularity of our mobile games and adversely affect our reputation and our results of operations. There have been a number of incidents in previous years where users, through a variety of methods, were able to modify the rules of our mobile games. Although these users did not gain authorized access to our systems, they were able to modify the rules of our mobile games during gameplay in a manner that allowed them to cheat and disadvantage our other mobile game users, which often has the effect of causing players to stop playing the game and shortening the game’s lifecycle. Although we have taken a number of steps to deter our users from engaging in cheating when playing our mobile games, we cannot assure you that we or the third parties from whom we license some of our mobile games will be successful or timely in taking steps necessary to prevent users from modifying the rules of our mobile games.
If we suspect a player of installing cheating programs on our mobile games, or of engaging in other types of unauthorized activities, we may freeze that player’s game account or even ban the player from logging on to our games and other products. Such activities to regulate the behavior of our users are essential to maintain a fair playing environment for our users. However, if any of our regulatory activities are found to be wrongly implemented, our users may institute legal proceedings against us for damages or claims. Our operation, business and financial performance may be materially and adversely affected as a result.
We may be subject to intellectual property infringement claims or other allegations, which could result in material damage to our reputation and brand, payment of substantial damages, penalties and fines, removal of relevant content from our platform or seeking license arrangements which may not be available on commercially reasonable terms.
Content posted on our platform may expose us to allegations by third parties of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of third-party rights. We have been involved in litigation based on allegations of infringement of third-party copyright due to the content available on our platform. We are currently involved in approximately 110 lawsuits based on allegations of infringement of third-party copyright due to the content posted on our platform, which are immaterial to our company on an individual basis or a collective basis. Regardless of the outcome, these lawsuits, and any other litigation that may be brought against us or our current or former directors and officers, could be time-consuming, result in significant expenses and divert our resources and the attention of our management and other key employees. An unfavorable outcome in any of these matters could exceed the limited coverage provided under our current applicable insurance policies.
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

The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes a more common way to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims. Under relevant PRC laws and regulations, online service providers which provide storage space for users to upload works or links to other services or content could be held liable for copyright infringement under various circumstances, including situations where an online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes the copyrights of others. In certain cases in China, the courts have found an online service provider to be liable for the copyrighted content posted by users which was accessible from and stored on such provider’s servers.
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
Although we have required our users to post only legally compliant and inoffensive materials and have set up screening procedures, our screening procedures may fail to screen out all potentially offensive or non-compliant
user-generated content and, even if properly screened, a third-party may still find user-generated content posted on our platform offensive and take action against us in connection with the posting of such content. We may also face litigation or administrative actions for defamation, negligence or other purported injuries resulting from the content we provide or the nature of our services. Such litigation and administrative actions, with or without merit, may be expensive and time-consuming, result in significant diversion of resources and management attention from our operations, and adversely affect our brand and reputation.
Furthermore, our app may be taken down temporarily from Apple app store or other apps markets for copyright reasons, and we may be subject to copyright infringement claims brought by our competitors, which, malicious or not, may be time-consuming to defend and disrupting to our operations.
We may not be able to prevent others from engaging in unauthorized use of our intellectual property, unfair competition, defamation or other violations of our rights, which could harm our business and competitive position.
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
We face intense competition for users and hosts, as well as strict regulatory supervision by government authorities, for our live broadcasting business.
We face significant competition in the live broadcasting business for both users and hosts. The live broadcasting on our platform primarily focuses on interest areas including anime, game, music, fashion, lifestyle, technology and others. We cannot assure you that such content will continue to attract new users and retain existing ones.
We have entered into exclusive cooperation agreements with certain popular hosts on our platform. We may not be able to maintain or renew these agreements on acceptable terms or at all. In such event, we may be unable to retain these popular hosts on our platform, and our operating results will be adversely affected. We cooperate with talent agencies to recruit, manage, train and support our hosts. Furthermore, we may lose hosts if the talent agencies that manage them are unable to reach or maintain satisfactory cooperation arrangements with such hosts. If talented and popular hosts cease to contribute content to our platform, or their live broadcasting programs fail to attract users, we may experience a decline in user traffic and user engagement, which may have material and adverse impact on our results of operations and financial conditions.
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
We cooperate with talent agencies to manage, organize and recruit hosts on our platform. As we are an open platform that welcomes all hosts to register on our websites, cooperation with talent agencies substantially increases our operation efficiency in terms of discovering, supporting and managing hosts in a more organized and structured manner, and turning amateur hosts to full-time hosts. We have a revenue sharing arrangement with both our hosts and talent agencies under which we share with them a portion of the revenues from virtual gifting. In addition, we also cooperate with popular
e-sports
teams to make their game-play available on our platform by paying them a sponsorship fee. The absolute amounts and revenue sharing percentages that we pay hosts and talent agencies may increase. If the interests among us, hosts and the talent agencies are not well balanced, or if we cannot design a revenue-sharing mechanism that is agreeable to both hosts and talent agencies, we may not be able to retain or attract hosts or talent agencies, or both. In addition, while we have entered into exclusive streaming agreements with certain hosts, none of the talent agencies we cooperate with has an exclusive cooperation relationship with us. If our competitor platforms offer higher revenue sharing percentages with an intent to attract our popular hosts, costs to retain our hosts may further increase, additionally, talent agencies may choose to devote more of their resources to hosts who stream on other platforms, or they may encourage their hosts to use or even enter into an exclusive agreement with other platforms, all of which could materially and adversely affect our business, financial condition and results of operations. If we are not able to continue to retain our hosts and produce high-quality content on our platform at commercially acceptable costs, our business, financial condition and results of operations would be adversely impacted. Furthermore, as our business and user base further expand, we may have to devote more resources in encouraging our hosts and talent agencies to produce content that meets the varied interests of a diverse user base, which would increase the costs of content on our platform. If we are unable to generate sufficient revenues that outpace our increased content costs, our business, financial condition and results of operations may be materially and adversely affected.

In addition, our live broadcasting services may be abused by hosts and other users. We have an internal control system in place to review and monitor live broadcasting streams and will shut down those streams that may violate PRC laws and regulations. For detailed descriptions of these PRC laws and regulations, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Live Broadcasting Services.” However, we may not identify all such streams and content. Failure to comply with applicable laws and regulations may result in the revocation of our licenses to provide internet content or other licenses, the closure of the concerned platforms and reputational harm. We may also be held liable for such censored information displayed on our platform.
If we fail to develop effective advertising products and systems or retain existing advertisers or attract new advertisers to advertise on our platform, or if we are unable to collect accounts receivable from the advertisers or advertising agencies in a timely manner, our financial condition, results of operations and prospects may be materially and adversely affected.
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
We offer
ACG-related
merchandise on our platform, and generate revenues from sales of these products. Our
e-commence
business uses a number of third-party logistics companies to deliver our products to customers. Any interruption to or failure in logistics services could prevent the timely or proper delivery of our products. These interruptions may be due to events that are beyond our control or the control of these third-party logistics services, such as pandemic, inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. We may not be able to find alternative logistics companies to provide logistics services in a timely and reliable manner, or at all, to replace such third-party logistics services to the extent necessary. If products sold on our platform are not delivered in proper condition or on a timely basis or at all, our
e-commerce
business and reputation would suffer.
We rely upon our partner to deliver our services through smart TV.
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
We make our products and services available across a variety of operating systems, mainly on mobile devices and personal computers. As mobile usage accelerates, we expect to generate a large portion of our business and revenues from mobile. If we are unable to successfully capture and retain the growing number of users that access internet services through mobile devices, or if we are slower than our competitors in developing attractive products and services adaptable for mobile devices, we may fail to capture a significant share or an increasingly important portion of the market or may lose existing users. In addition, even if we are able to retain the increasing number of mobile users, we may not be able to continue to successfully commercialize mobile user traffic in the future.
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
We face risks associated with our investments.
We currently spend a portion of our capital in both short-term and long-term investments. Our short-term investments primarily include money market funds, financial products with variable interest rates referenced to performance of underlying assets issued by commercial banks or other financial institutions and publicly traded companies with the intention to be sold within twelve months. Our long-term investments primarily consist of investment in companies whose businesses are complementary to ours, including game, anime production and content creation tool development companies.
These investments may earn yields substantially lower than anticipated, and the fair values of our investments may fluctuate significantly, which contribute to the uncertainties in valuation. Any failure to realize the benefits we expected from these investments may materially and adversely affect our business and financial results. For a detailed description of accounting treatment of our short-term investments and long-term investments and the performance of the investments, see “Item 5. Operating And Financial Review And Prospects—Critical Accounting Policies.”
Any change in securities prices and market conditions could lead to volatility in the fair values of our investments accounted for at fair value, which could further impact our financial condition and results of operations and may also impact our ability to dispose of these investments at favorable prices.
Difficulties in identifying, consummating and integrating acquisitions and strategic alliances and potential write-offs in connection with our investments or acquisitions may have a material and adverse effect on our business and results of operations.
We have acquired, and may in the future acquire, companies that are complementary to our business. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see fit. For example, in September 2018, we increased the shareholding and acquired majority equity interests in Zenith Group Holdings Co., Limited (“Zenith”), the owner of a series of famous virtual singers, such as Luo Tianyi. In the fourth quarter of 2019, we acquired the remaining equity interests in Zenith. In December 2018, we entered into an agreement with certain affiliates of NetEase, Inc. to acquire NetEase Comics business, including copyrights of a large number of storylines from leading publishers and comic artists. In December 2018, we entered into an agreement to increase our shareholdings and to acquire majority equity interests in Maoer Inc., an audio platform offering audio drama. In July 2019, we entered into a series of agreements to acquire a controlling interest in Chaodian Inc. (“Chaodian”). In September 2020, we acquired the remaining interests in Chaodian through a series of transactions. Chaodian operates offline events, such as concerts and exhibitions
Bilibili Macro Link
and
Bilibili World
, and a talent agency that is currently managing many of our content creators. In April 2020, we entered into a business collaboration agreement with Sony Corporation to pursue collaboration opportunities within the area of entertainment business in the Chinese market, including anime and mobile games.

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
Any of the potential risks listed above could have a material and adverse effect on our ability to manage our business and our results of operation. In addition, we cannot be assured the acquired businesses, technologies, services and products from our past acquisitions and any potential transaction will generate sufficient revenue to offset the associated costs or other potential unforeseen adverse effects on our business.
We may incur impairment charges for our intangible assets and goodwill.
Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of our acquisitions of interests in our subsidiaries and consolidated VIEs. We recorded goodwill of RMB941.5 million, RMB1,012.0 million and RMB1,295.8 million (US$198.6 million) as of December 31, 2018, 2019 and 2020, respectively.
We are required to test our goodwill for impairment annually or more frequently if events or changes in circumstances indicate that they may be impaired. We may record impairment of goodwill acquired in connection with our acquisitions if the carrying value of our goodwill acquired in connection with our past or future acquisitions are determined to be impaired.
Our intangible assets consist primarily of licensed copyrights of content, license rights of mobile games, and intellectual property and others. Purchased intangible assets are initially recognized and measured at fair value. Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets are subsequently measured at cost less accumulated amortization and impairment. Intangible assets should be tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. We cannot guarantee that we will not record greater impairment losses of intangible assets in the future. Material impairment of intangible assets could negatively affect our financial condition and results of operations.

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
Any compromise of the cybersecurity of our platform could materially and adversely affect our business, operations and reputation.
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
Privacy concerns relating to our products and services and the use of user information could damage our reputation and deter current and potential users and customers from using our products.
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

Many jurisdictions, including China and the U.S., continue to consider the need for greater regulation or reform to the existing regulatory framework. In the U.S., all 50 states have now passed laws to regulate the actions that a business must take in the event of a data breach, such as prompt disclosure and notification to affected users and regulatory authorities. In addition to the data breach notification laws, some states have also enacted statutes and rules requiring businesses to reasonably protect certain types of personal information they hold or to otherwise comply with certain specified data security requirements for personal information. The U.S. federal and state governments will likely continue to consider the need for greater regulation aimed at restricting certain uses of personal data for targeted advertising. California enacted the California Consumer Privacy Act, or CCPA, which creates new individual privacy rights for consumers (as that word is broadly defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA, which went into effect on January 1, 2020, requires covered companies to provide new disclosures to California consumers, and provides such consumers new ways to opt-out
of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., which could increase our potential liability and adversely affect our business.
In the European Union, or EU, the General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, could increase our burden of regulatory compliance. The GDPR implements more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR further provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Under the GDPR, fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for noncompliance, which significantly increases our potential financial exposure for non-compliance.
In China, the requirement of legal collection and usage of personal information was stated in several rules and regulations. In addition, internet service providers must promptly alert upon the discovery of publishing private information by minors via the internet and take necessary protective measures. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Games.” and “Item 4. Information on the Company—B. Business Overview—Regulation— Regulations Related to Internet Information Security and Privacy Protection.” On October 21, 2020, the Legislative Affairs Committee of the National People’s Congress of the PRC has publicly solicited opinions on the PRC Personal Information Protection Law (Draft), which sets forth detailed rules on handling personal information and legal responsibilities. As of the date of this annual report, the draft has not been formally adopted.
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
Any systems failure or compromise of our security that results in the unauthorized access to or release of our users’ or other customers’ data could significantly limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business. We expect to expend significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of services we offer and increase the size of our user base.

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
Our success depends on the efforts of our key employees, including our senior management members and other technology personnel. If we fail to hire, retain and motivate our key employees, our business may suffer.
We depend on the continued contributions of our senior management and other key employees, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key employees could harm our business. Competition for qualified talent in China is intense, particularly in the internet and technology industries. Our future success depends on our ability to attract a large number of qualified employees and retain existing key employees. If we are unable to do so, our business and growth may be materially and adversely affected and the trading price of our listed securities could suffer. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including stock-based compensation.

We have granted, and may continue to grant, options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.
We adopted a global share incentive plan in 2014 and a share incentive plan in 2018, which we refer to as the Global Share Plan and the 2018 Plan, respectively, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under each of the share incentive plans, we are authorized to grant options and other types of awards. As of January 31, 2021, awards to purchase an aggregate of 22,265,166 ordinary shares under both of the Global Share Plan and the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. We recognize share-based compensation expenses in our consolidated financial statements in connection with these grants, and may continue to incur such expenses in the future. As of December 31, 2020, our unrecognized share-based compensation expenses relating to unvested awards amounted to RMB3,787.3 million (US$580.4 million), adjusted for estimated forfeitures.
If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our convertible notes.
In April 2019, we issued US$500 million in aggregate principal amount of convertible senior notes due 2026, which we refer to as 2026 Notes in this annual report. The 2026 Notes bear interest at a rate of 1.375% per year, payable semiannually in arrears on April 1 and October 1 of each year, beginning on October 1, 2019, and will mature on April 1, 2026 (unless earlier repurchased, redeemed or converted). In June 2020, we issued US$800 million in aggregate principal amount of convertible senior notes due 2027, which we refer to as 2027 Notes in this annual report. The 2027 Notes bear interest at a rate of 1.25% per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2020, and will mature on June 15, 2027 (unless repurchased, redeemed or converted).
We derive most of our revenues from, and hold most of our assets through, our subsidiaries. As a result, we may rely in part upon distributions and advances from our subsidiaries in order to help us meet our payment obligations under the 2026 Notes, 2027 Notes and our other obligations. Our subsidiaries are distinct legal entities and do not have any obligation (legal or otherwise) to provide us with distributions or advances. We may face tax or other adverse consequences, or legal limitations, on our ability to obtain funds from these entities. In addition, our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•	our financial condition, results of operations and cash flows;

•	general market conditions for financing activities by internet companies; and

•	economic, political and other conditions in the PRC and elsewhere.
If we are unable to obtain funding in a timely manner or on commercially acceptable terms, we may not be able to meet our payment obligations under our convertible notes. If we fail to pay interest on the convertible notes, we will be in default under the indenture governing the convertible notes, which in turn may constitute a default under existing and future agreements governing our indebtedness.
If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.
In auditing our consolidated financial statements for the fiscal year ended December 31, 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States (PCAOB).
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

Following the identification of the material weakness, we have taken measures to remedy the material weakness. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2019 after the remediation. For details on these initiatives, please see “Item 15. Controls and Procedures—Internal Control Over Financial Reporting—Remediation of the Material Weakness in Internal Control over Financial Reporting Reported in 2018.”
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
If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our listed securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.
We rely on certain key operating metrics to evaluate the performance of our business, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.
We rely on certain key operating metrics, such as MAU and average monthly paying users, to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. We calculate these operating metrics using internal company data that have not been independently verified. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business. If investors make investment decisions based on operating metrics we disclose that are inaccurate, we may also face potential lawsuits or disputes.
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

A severe or prolonged downturn in the Chinese or global economy, any financial or economic crisis, or perceived threat of such a crisis, could materially and adversely affect our business and financial condition.
COVID-19
may continue to have a severe and prolonged negative impact on the Chinese and the global economy, including potential reductions in advertising and marketing customers’ budgets, which may affect our advertising revenues and financial performance generally. Even before the outbreak of
COVID-19,
the global macroeconomic environment faced numerous challenges. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which have been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. The global financial markets experienced significant disruptions in 2008 and the United States, European and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global financial markets are facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the hostilities in the Ukraine, the economic slowdown in the Eurozone in 2014. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. It is unclear whether these challenges will be contained and what effects they each may have. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have negative economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy might lead to tighter credit markets, increased market volatility, sudden drops in business and dramatic changes in business, and may materially and adversely affect our business, results of operations and financial condition.
We face risks related to natural disasters, health epidemics and other outbreaks, such as the
COVID-19
pandemic, which could significantly disrupt our operations.
Our business could be adversely affected by the effects of natural disasters, other health epidemics or other public safety concerns. In recent years, there have been other breakouts of epidemics in China and globally. Our operations could be disrupted if one of our employees is suspected of having
COVID-19,
H1N1 flu, avian flu or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the PRC economy in general and the mobile internet industry in particular.
The worldwide outbreak of
COVID-19
pandemic has resulted in significant disruptions in the global economy. To contain the spread of
COVID-19,
the Chinese government has taken certain emergency measures, including extension of the Lunar New Year holidays, implementation of travel bans, blockade of certain roads and closure of factories and businesses. These emergency measures have been significantly relaxed by the Chinese government as of the date of this annual report. However, there has been occasional outbreaks of
COVID-19
in various cities in China, and the Chinese government may again take measures to keep
COVID-19
in check. The
COVID-19
pandemic has caused delays in the delivery of the merchandise sold on our platform to the customers in the first quarter of 2020. Although the delivery has been gradually recovering since then, if the impact of
COVID-19
is prolonged or worsens further, it may still disrupt the delivery, which may in turn adversely affect our revenue and financial conditions. Our user acquisition and engagement may fluctuate depending on factors beyond our control, such as the shelter-in-place
restrictions due to the
COVID-19
pandemic. We have experienced a significant increase in the size and engagement of our active user base during the first quarter of 2020. Although we have been able to maintain the momentum of user acquisition and engagement in the other quarters of 2020 as China gradually relaxed its shelter-in-place
restrictions, we may not be able to maintain the growth of our active user base or user acquisition and the level of engagement in the long term. The
COVID-19
pandemic has caused delays in production and uncertainty in scheduling of content of our licensed content providers in countries such as Japan. In the event that this pandemic cannot be effectively and timely contained in the countries where our licensed content providers reside, our ability to consistently offer and introduce new content this year may be significantly disrupted, which in turn may harm our user acquisition and engagement growth, as well as our financial performance generally. We have taken measures to reduce the impact of this epidemic outbreak, including, upgrading our telecommuting system, monitoring our employees’ health on a daily basis and optimizing our technology system to support potential growth in user traffic. As a result of any of the above developments, our business, financial condition and results of operations could be materially and adversely affected by
COVID-19
pandemic for this year and beyond. The extent to which
COVID-19
impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of
COVID-19,
the actions to contain the coronavirus or treat its impact, the availability of vaccine and treatment for
COVID-19,
among others.

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
Any future outbreak of contagious diseases, extreme unexpected bad weather or natural disasters would adversely affect our offline events and delivery of the merchandise sold on our platform. If there is a recurrence of an outbreak of certain contagious diseases or natural disasters, the offline events operated by us may be cancelled or delayed and the delivery of the merchandise sold on our platform may be delayed. Government advices regarding, or restrictions on holding offline events and travels, in the event of an outbreak of any contagious disease or occurrence of natural disasters may have a material adverse effect on our business and operating results.
Our ability to conduct business in international markets may be adversely affected by legal, regulatory and other risks.
International expansion of our online games is a part of our growth strategy and may subject us to additional risks and challenges, including but not limited to challenges in formulating effective local sales and marketing strategies targeting users from various jurisdictions and cultures, who have a diverse range of preferences and demands; challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them; exposure to different tax jurisdictions that may subject us to greater fluctuations in our effective tax rate and potentially adverse tax consequence; and risks of increased costs associated with doing business in foreign jurisdictions. If we fail to address any of these risks and challenges associated with our international expansion, our reputation, business and results of operations may be adversely affected.
Any failure to comply with PRC property laws and relevant regulations regarding certain of our leased premises may materially and adversely affect our business, financial condition, results of operations and prospects.
We have not registered our lease agreements with the relevant government authorities. Under the relevant PRC laws and regulations, we may be required to register and file with the relevant government authority executed leases. The failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but the competent housing authorities may order us to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered
lease if we fail to complete the registration within the prescribed timeframe.
Our auditor is not inspected by the PCAOB and, as such, you are deprived of the benefits of such inspection. In addition, various legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection and other developments may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.
Our auditor, the independent registered public accounting firm that issued the audit reports included elsewhere in this annual report, is registered with the Public Company Accounting Oversight Board (United States), or the PCAOB. Pursuant to laws in the United States, the PCAOB has the authority to conduct regular inspections over independent registered public accounting firms registered with the PCAOB to assess their compliance with the applicable professional standards. Our auditor is also located in China, a jurisdiction which does not allow the PCAOB to conduct inspections without the approval of the Chinese authorities. As a result, we understand that the auditor that prepared the audit report included in our annual report on Form
20-F
filed with the SEC is not currently inspected by the PCAOB.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance of the PRC, or the MOF, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the MOF in the United States and the PRC, respectively. The PCAOB continued to discuss with the CSRC and the MOF on joint inspections in the PRC of PCAOB-registered audit firms that provide auditing services to Chinese companies that trade on U.S. stock exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting the continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risks of insufficient disclosures from companies in many emerging markets, including China, compared to those from U.S. domestic companies. In discussing the specific issues related to these greater risks, the statement again highlighted the PCAOB’s inability to inspect audit work and practices of accounting firms in China with respect to U.S. reporting companies. On June 4, 2020, the then U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or the PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms. On August 6, 2020, the PWG released the report. In particular, with respect to jurisdictions that do not grant the PCAOB sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommended that enhanced listing standards be applied to companies from NCJs for seeking initial listing and remaining listed on U.S. stock exchanges. Under the enhanced listing standards, if the PCAOB does not have access to work papers of the principal audit firm located in a NCJ for the audit of a U.S.-listed company as a result of governmental restrictions, the U.S.-listed company may satisfy this standard by providing a co-audit
from an audit firm with comparable resources and experience where the PCAOB determines that it has sufficient access to the firm’s audit work papers and practices to inspect the co-audit.
There is currently no legal framework under which such
co-audits
can be performed for China-based companies. The report recommended a transition period until January 1, 2022 before the new listing standards apply to companies already listed on U.S. stock exchanges. Under the PWG recommendations, if we fail to meet the enhanced listing standards before January 1, 2022, we could face de-listing
from the Nasdaq Global Select Market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States. It is uncertain whether the PWG recommendations will be adopted, in whole or in part, and the impact of any new rule on us cannot be estimated at this time.
This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our Class Z ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the Act, has been enacted. In essence, the Act requires the SEC to prohibit foreign companies from having its securities traded on U.S. securities exchanges or
“over-the-counter”
if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of Act and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, the market price of our ADSs could be materially adversely affected, and our ADSs could be delisted if we are unable to meet the PCAOB inspection requirement in time.
Proceedings instituted by the SEC against certain
PRC-based
accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.
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

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of our Class Z ordinary shares from Nasdaq or the termination of the registration of our Class Z ordinary shares under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.
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
PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content and online game operations. For example, the internet cultural business (except for music), the internet audio-visual program business, the radio and television program production and operation business, and the production of audio-visual products and/or electronic publications remain as prohibited areas for foreign investment. Specifically, foreign ownership of a commercial internet information services provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business. We are a company registered in the Cayman Islands and our WFOE is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China mainly through Shanghai Kuanyu and Hode Information Technology (our VIEs) and their respective subsidiaries, based on a series of contractual arrangements by and among Hode Shanghai (our WFOE), our VIEs, and their shareholders. As a result of these contractual arrangements, we exert control over our consolidated affiliated entities and consolidate their financial results in our financial statements under U.S. GAAP. Our consolidated affiliated entities hold the licenses, approvals and key assets that are essential for our operations.
In the opinion of our PRC counsel, based on its understanding of the relevant PRC laws and regulations, except as disclosed in this annual report, each of the contracts among Hode Shanghai, our VIEs and their shareholders is valid, binding and enforceable in accordance with its terms. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. If we are found in violation of any PRC laws or regulations or if the contractual arrangements among Hode Shanghai, our VIEs and their shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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
Due to PRC restrictions or prohibitions on foreign ownership of internet and other related businesses in China, we operate our business in China through our VIEs and their subsidiaries, in which we have no ownership interest. We rely on a series of contractual arrangements with our VIEs and their shareholders, including the powers of attorney, to control and operate business of our consolidated affiliated entities. These contractual arrangements are intended to provide us with effective control over our consolidated affiliated entities and allow us to obtain economic benefits from them. See “Item 4. Information on the Company—C. Organizational Structure” for more details about these contractual arrangements. In particular, our ability to control the consolidated affiliated entities depends on the powers of attorney, pursuant to which Hode Shanghai can vote on all matters requiring shareholder approval in our VIEs. We believe these powers of attorney are legally enforceable but may not be as effective as direct equity ownership.
Although we have been advised by our PRC counsel, Tian Yuan Law Firm, that except as disclosed in this annual report, each of the contracts among Hode Shanghai, our VIEs and their shareholders is valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over our VIEs and their subsidiaries as direct ownership. If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. These contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal system in China, particularly as it relates to arbitration proceedings, is not as developed as the legal system in many other jurisdictions, such as the United States. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs and may lose control over the assets owned by our VIEs. As a result, we may be unable to consolidate the financial results of such entities in our consolidated financial statements, our ability to conduct our business may be negatively affected, and our operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

We may lose the ability to use and enjoy assets held by our VIEs and their subsidiaries that are important to our business if our VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.
Our VIEs hold certain licenses that are important to our operations, including the ICP License, License for Online Transmission of Audio-Visual Programs, Online Culture Operating Permits and License for Production and Operation of Radio and Television Programs. Under our contractual arrangements, the shareholders of our VIEs may not voluntarily liquidate our VIEs or approve them to sell, transfer, mortgage or dispose of their assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate our VIEs, or our VIEs declare bankruptcy, or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if our VIEs or their subsidiaries undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.
Contractual arrangements we have entered into with our VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.
Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our WFOE, our VIEs and their shareholders are not on an arm’s-length
basis and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require that our VIEs adjust their taxable income upward for PRC tax purposes. Such an adjustment could increase our VIEs’ tax expenses without reducing the tax expenses of our WFOE, subject our VIEs to late payment fees and other penalties for under-payment of taxes, and result in the loss of any preferential tax treatment our WFOE may have. As a result, our consolidated results of operations may be adversely affected.
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
The shareholders of our VIEs include Yi Xu, Rui Chen and Ni Li, who are also our shareholders, and, in some cases are our directors or officers. Conflicts of interest may arise between the roles of them as shareholders, directors or officers of our company and as shareholders of our VIEs. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. The shareholders of our VIEs have executed powers of attorney to appoint Hode Shanghai or a person designated by Hode Shanghai to vote on their behalf and exercise voting rights as shareholders of our VIEs. We cannot assure you that when conflicts arise, these shareholders will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to our shareholders and ADS holders.
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
Under PRC laws and regulations, a wholly foreign-owned enterprise in China, such as Hode Shanghai, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax
profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. These reserve funds are not distributable as cash dividends. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.
Substantial uncertainties exist with respect to how the Foreign Investment Law may impact the viability of our current corporate structure and operations.
The National People’s Congress approved the PRC Foreign Investment Law, or the 2019 FIL, on March 15, 2019, effective from January 1, 2020, and the State Council approved the Regulation on Implementing the PRC Foreign Investment Law, or the Implementation Regulations, on December 26, 2019, effective from January 1, 2020, which replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Supreme People’s Court of China issued a judicial interpretation on the 2019 FIL, in December 2019, effective from January 1, 2020, to ensure fair and efficient implementation of the 2019 FIL. The judicial interpretation clarifies the issues regarding the validity of the investment contract violating the restrictive or prohibitive requirements in the negative list. According to the judicial interpretation, courts in China shall not, among other things, support contracted parties to claim foreign investment contracts in sectors not on the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Version), most recently jointly promulgated by the Ministry of Commerce of the PRC, or the MOFCOM and the National Development and Reform Commission of the PRC, or the NDRC, on June 23, 2020 and became effective on July 23, 2020, or the Negative List (2020), as void because the contracts have not been approved or registered by administrative authorities. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it is difficult to predict the outcome of a judicial or administrative proceeding, and such unpredictability towards our contractual rights could adversely affect our business and impede our ability to continue our operations. The 2019 FIL and Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.
The 2019 FIL removes all references to the terms of “de facto control” or “contractual control” as defined in the draft published in 2015 by MOFCOM. However, the 2019 FIL has a catch-all
provision under the definition of “foreign investment” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, the State Council may in the future promulgate laws and regulations that deem investments made by foreign investors through contractual arrangements as “foreign investment,” and our contractual arrangements may be subject to and be deemed to violate the market entry requirements in China. The “variable interest entity” structure, or VIE structure, has been adopted by many
PRC-based
companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 4. Information on the Company—C. Organizational Structure” for more details about these contractual arrangements.

In addition, the 2019 FIL further specifies that foreign investments shall be conducted in line with the “negative list” to be issued or approved to be issued by the State Council. The commercial internet information service, internet audio-visual program services, online cultural activities, the radio and television program production and operation business, and the production of audio-visual products and/or electronic publications that we conduct through our consolidated affiliated entities are subject to foreign investment restrictions set forth in the Negative List (2020). It is uncertain whether the industry of commercial internet information service, internet audio-visual program services, online culture activities, the radio and television program production and operation business, and the production of audio-visual products and/or electronic publications, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions under the then updated “negative list” to be issued. If the then updated “negative list” requires companies with existing VIE structure like us to take further actions, we will face uncertainties as to whether any clearance from the relevant governmental authorities can be timely obtained, or at all.
Divestitures of businesses and assets may have a material and adverse effect on our business and financial condition.
We may engage partial or complete divestitures or other disposal transactions in connection with certain of our businesses and assets in the future, particularly ones that are not closely related to our core focus areas or might require excessive resources or financial capital, to help our company meet its objectives. These decisions are largely based on our management’s assessment of the business models and likelihood of success of these businesses. However, our judgment could be inaccurate, and we may not achieve the desired strategic and financial benefits from these transactions. Our financial results could be adversely affected by the impact from the loss of earnings and corporate overhead contribution/allocation associated with divested businesses.
Dispositions may also involve continued financial involvement in the divested business, such as through guarantees, indemnities or other financial obligations. Under these arrangements, performance by the divested businesses or other conditions outside of our control could affect our future financial results. We may also be exposed to negative publicity as a result of the potential misconception that the divested business is still part of our consolidated group. On the other hand, we cannot assure you that the divesting business would not pursue opportunities to provide services to our competitors or other opportunities that would conflict with our interests. If any conflicts of interest that may arise between the divesting business and us cannot be resolved in our favor, our business, financial condition, results of operations could be materially and adversely affected.
Furthermore, reducing or eliminating our ownership interests in these businesses might negatively affect our operations, prospects, or long-term value. We may lose access to resources or know-how
that would have been useful in the development of our own business. Our ability to diversify or expand our existing businesses or to move into new areas of business may be reduced, and we may have to modify our business strategy to focus more exclusively on areas of business where we already possess the necessary expertise. We may sell our interests too early, and thus forego gains that we otherwise would have received had we not sold. Selecting businesses to dispose of or spin off, finding buyers for them (or the equity interests in them to be sold) and negotiating prices for what may be relatively illiquid ownership interests with no easily ascertainable fair market value will also require significant attention from our management and may divert resources from our existing business, which in turn could have an adverse effect on our business operations.
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

We face uncertainties with respect to the interpretation and implementation of the Anti-Monopoly Guidelines for the Internet Platform Economy Sector.
In February 2021, the Anti-Monopoly Commission of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in the PRC, it may be costly to adjust some of our business practice in order to comply with these laws, regulations, rules, guidelines and implementations, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and/or materially and adversely affect our financial conditions, operations and business prospects.
Regulation and censorship of information disseminated over the mobile and internet in China may adversely affect our business and subject us to liability for content posted on our platform.
Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements on the distribution of information over the mobile and internet. Under these rules and regulations, content service providers are prohibited from posting or displaying over the mobile or internet content that, among others, violates PRC laws and regulations, impairs the national dignity of China or the public interest, is obscene, superstitious, fraudulent or defamatory, or may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of China. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Information Security and Privacy Protection.” In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by, or revoke licenses of, any internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. For example, in recent years, the National Office of Anti-Pornography and Illegal Publications, the CAC, the MIIT, the MCT, and the Ministry of Public Security jointly have been launching a series of “Clean Up the Internet” campaigns. These campaigns aim to eliminate pornographic information and content in the internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. During the campaigns, relevant government authorities have shut down websites, removed links and closed accounts. Certain major public internet companies voluntarily initiated self-investigations to filter and remove content from their websites and cloud servers. In January 2019, CNSA issued the Regulations on Administration of Network Short Video Platforms and Censoring Criteria for Network Short Video Content to tighten the censorship on short video content. The regulatory authorities carried out a series of law enforcement actions against violation of personal information protection from January to December 2019. On January 23, 2019, the CAC, the MIIT, the Ministry of Public Security, and the PRC State Administration for Market Regulation, or the SAMR, jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages APP operators to conduct security certifications, and encourages search engines and APP stores to clearly mark and recommend those certified APPs. At the same time, they announced a one-year
special crackdown on the illegal collection and misuse of personal information by apps. On July 22, 2020, the MIIT issued the Notice on Carrying out Special Rectification Actions in Depth against the Infringement on Users’ Rights and Interests by Apps to urge app service providers, among others, to strengthen the protection of users’ personal information in relation to the download and usage of apps. On December 1, 2020, the CAC issued the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications (Apps) (Draft for Comments) to further provide guidance over personal information security and privacy protection. As a result, a number of mobile apps were condemned publicly for their non-compliance
with personal information protection policies, including, among other non-compliance
actions, the failure to publish rules on the collection and improper use of users’ personal information, the failure to provide channels for users to access and revise their information, the failure to provide functions for users to cancel accounts, the unauthorized collection of personal information, the unreasonable requests for access, and the unauthorized sharing of information with third parties. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Transmission of Audio-Visual Programs.” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Information Security and Privacy Protection.”

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
In March 2018, the SAPPRFT issued the Notice on Further Regulating the Order of Online Audio-visual Programs to further regulate the transmission of internet audio-visual programs. Due to the lack of clarification and detailed implementation rules, it is unclear to us whether and how this notice would be applicable to the content posted on our platform by our users. In November 2019, the CAC, the NRTA and the MCT, jointly issued the Notice on Promulgation of the Administrative Provisions on Internet Audio-visual Information Services, which required the providers of internet audio-visual information services to have sufficient capacities to deal with cyber threats, prevent internet illegal and criminal activities, and defend the integrity, safety and availability of online data. We have conducted a review of the content that may be implicated on our platform and believe our current content monitoring measures in place are adequate. However, given the uncertainty in the interpretation and implementation of this notice, we may be required to subsequently implement further content monitoring measures, which could materially and adversely affect our business, financial condition and results of operations. For further information regarding this notice, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Transmission of Audio-Visual Programs.”
Adverse changes in economic and political policies of the PRC government could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.
A substantial majority of our revenues is sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past years, growth has been uneven across different regions and among different economic sectors.

The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy in the recent years. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.
Currently there is no law or regulation specifically governing virtual asset property rights and therefore it is not clear what liabilities, if any, online game operators may have for virtual assets.
While playing online games or participating on platform activities, our users acquire and accumulate some virtual assets, such as special equipment and other accessories. Such virtual assets can be important to online game players. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the game account of one user by other users and occasionally through data loss caused by a delay of network service, a network crash or hacking activities. On May 28, 2020, the PRC Civil Code was enacted, effective on January 1, 2021, pursuant to which, ownership of data and virtual assets are civil rights protected by laws. However, there is currently no further PRC law or regulation specifically governing virtual asset property rights. As a result, there is uncertainty as to who the legal owner of virtual assets is, whether and how the ownership of virtual assets is protected by law, and whether an operator of online games such as us would have any liability to game players or other interested parties (whether in contract, tort or otherwise) for loss of such virtual assets. Based on several PRC court judgments, courts generally required the online game operators to provide well-developed security systems to protect virtual assets owned by players and some courts required game operators to return the virtual items or found game operators liable for the loss and damage incurred therefrom if the online game operators are found to be in default or violate players’ rights. In case of a loss of virtual assets, we may be sued by our game players or users and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations.
Restrictions on virtual currency may adversely affect our online game revenues.
Our revenues from mobile games are collected through the online sale of in-game
items, which are considered to be the “virtual currency” as such term is defined in the Notice on Strengthening Administration of Virtual Currency of Online Games, which was jointly issued by the Ministry of Culture of the PRC, or the MOC, the predecessor of the MCT, and MOFCOM in 2009. PRC laws and regulations, including this notice, have provided various restrictions on virtual currency and imposed various requirements and obligations on online game operators with respect to the virtual currency used in their games, including that (i) any entity engaged in the services relating to the issuance or trading of virtual currencies for online games shall comply with the conditions relevant to the establishment of an internet culture entity for business purpose and file an application with the provincial administrative department of culture at its locality for preliminary examination and then with the MOC for approval; (ii) the total amount of virtual currency issued by online game operators and the amount purchased by individual users in China is subject to limits, and online game operators are required to report the total amount of their issued virtual currency on a quarterly basis and are prohibited from issuing disproportionate amounts of virtual currency in order to generate revenues; (iii) virtual currency may only be provided to users in exchange for payment in legal currency and may only be used to pay for virtual goods and services of the issuer of the currency, and online game operators are required to keep transaction data records for no less than 180 days; (iv) online game operators are prohibited from providing lucky draws or lotteries that are conducted on the condition that participants contribute cash or virtual currency in exchange for game props or virtual currencies; (v) online game operators are prohibited from providing virtual currency trading services to minors; and (vi) companies involved with virtual currency in China must be either issuers or trading platforms, and may not operate simultaneously both as issuers and as trading platforms. We must tailor our business model carefully, including designing and operating our databases to maintain user information for the minimum required period, in order to comply with the current PRC laws and regulations, including the foregoing notices, in a manner that in many cases can be expected to result in an adverse impact on our online game revenues.

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
While we have made significant efforts to ensure that the advertisements shown on our platform are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may have an adverse effect on our business, financial condition, results of operations and prospects.
If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders or ADS holders.
Under the Enterprise Income Tax Law, or the EIT Law, and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, State Taxation Administration of the PRC, or the STA, issued the Circular Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies which was most recently amended in December 2017, or the Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a
PRC-controlled
enterprise that is incorporated offshore is located in China. The STA issued Chinese-Controlled Offshore Incorporated Resident Enterprises Income Tax Regulation, or the Bulletin 45, which took effect on September 1, 2011 and was most recently amended on June 15, 2018, to provide more guidance on the implementation of Circular 82 and clarify the reporting and filing obligations of Chinese-controlled offshore incorporated resident enterprises. Bulletin 45 also provides procedures and administrative details for the determination of resident status and administration of post-determination matters. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (ii) decisions relating to the enterprise’s financial matters (such as loan, financing, financial risk management, etc.) and human resource matters (such as appointment, dismissal and remuneration, etc.) are made or are subject to determination or approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident
enterprises, including the holders of our ADSs. In addition, non-resident
enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of the ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends paid to our non-PRC
individual shareholders (including our ADS holders) and any gain realized on the transfer of the ADSs or ordinary shares by such holders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise, but it is unclear whether our non-PRC
shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the our Class Z ordinary shares and ADSs.
There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.
Under the EIT Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside China, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our current PRC subsidiaries are wholly owned by our Hong Kong subsidiaries, such as Hode HK. Accordingly, Hode HK may qualify for a 5% tax rate in respect of distributions from its PRC subsidiaries. Under the Notice of the State Taxation Administration on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated in 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include, but are not limited to: (i) the taxpayer must be the beneficial owner of the relevant dividends, and (ii) the corporate shareholder to receive dividends from the PRC subsidiaries must have met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the STA promulgated the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties in 2018, which sets forth certain detailed factors in determining “beneficial owner” status, and specifically, if an applicant’s business activities do not constitute substantive business activities, the applicant will not qualify as a “beneficial owner.”
Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to the Administrative Measures for
Non-Resident
Taxpayers to Enjoy Treatments under Tax Treaties promulgated by the STA on October 14, 2019 and became effective from January 1, 2020, which provides that non-resident
enterprises are not required to obtain
pre-approval
from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident
enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, collect and retain relevant materials for reference in accordance with these treaties and accept supervision and management from the tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiaries.
We face uncertainty with respect to the indirect transfer of equity interests in PRC resident enterprises by their non-PRC
holding companies.
We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident
investors.

In February 2015, the STA issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by
Non-PRC
Resident Enterprises, or STA Bulletin 7, as amended in 2017. Pursuant to this bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC
resident enterprises may be
re-characterized
and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to STA Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC
resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the shareholders, the business model and organizational structure of the offshore enterprise; the replicability of the transaction by direct transfer of PRC taxable assets; and the offshore tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident
enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payer fails to withhold any or sufficient tax, the transferor is required to declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. STA Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.
There is uncertainty as to the application of STA Bulletin 7. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under STA Bulletin 7. For transfer of shares in our company by investors that are non-PRC
resident enterprises, our PRC subsidiaries may be requested to assist in the filing under STA Bulletin 7. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.
Discontinuation of any of the preferential tax treatments available to us or imposition of any additional taxes could adversely affect our financial condition and results of operations.
The EIT Law and its implementation rules, effective 2008, unified the previously existing separate income tax laws for domestic enterprises and FIEs and adopted a unified 25% enterprise income tax, or the EIT, rate applicable to all resident enterprises in China, subject to certain exceptions. In addition, certain enterprises may enjoy a preferential EIT rate of 15% under the EIT Law if they qualify as High and New Technology Enterprise, or HNTE, subject to various qualification criteria. For example, in 2017, Hode Information Technology qualified as a HNTE and was eligible for a 15% preferential tax rate effective for three years starting from 2017 to 2019. Hode Information Technology has renewed this qualification which allows it to enjoy a 15% preferential EIT rate for another three years starting from 2020 to 2022. In addition, in 2018, Shanghai Bilibili Technology Co., Ltd. qualified as a HNTE which allows it to enjoy a three-year preferential EIT rate of 15% from 2018. If Hode Information Technology or Shanghai Bilibili Technology Co., Ltd. fails to maintain or renew their HNTE status, their applicable EIT rate may be increased to 25%, which could have a material adverse effect on our financial condition and results of operations.
There are uncertainties with respect to value-added tax rates relating to the tax liabilities of our PRC subsidiaries.
The MOF, the STA and the General Administration of Customs promulgated the Notice On Relevant Policies for Deepening Value Added Tax Reform on March 20, 2019, which provides that the value-added tax rate of 16% in manufacturing and other industries is reduced to 13%, the value-added tax rate of 10% in transportation and other industries is reduced to 9%, and the value-added tax rate in value-added telecommunication service and other industries stays at 6% from April 1, 2019. We are subject to value-added tax for goods sold at a rate varying from 0% to 17% depending on their categories in different periods. Our advertising and marketing revenues are subject to culture business construction fee at a rate of 3% in 2018, which was reduced to 1.5% since July 1, 2019, valid until December 31, 2024. We are also subject to surcharges on value-added tax payments in accordance with PRC law. It is uncertain whether the value-added tax rate will be raised in the future, which could have a material adverse effect on our financial condition and results of operations. If we fail to comply with these regulations, we may be subject to sanctions including corrective orders, imposition of fines and confiscation of illegal gains.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.
Shareholder claims or regulatory investigations that are common in the United States (including securities law class actions and fraud claims) generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator may directly conduct investigations or collect evidence and no entities or individuals may provide documents or materials in connection with securities activities without proper authorization as stipulated under Article 177. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigations or collect evidence within China may further increase difficulties faced by you in protecting your interests. See also “—Our shareholders may face difficulties in protecting their interests, and the ability to protect their rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.” for risks associated with investing us as a Cayman Islands exempted company.
China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.
The M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the PRC Anti-Monopoly Law promulgated by the SCNPC effective in August 2008 and the Provisions of the State Council on the Thresholds for Declaring Concentration of Business Operators require that transactions which are deemed concentrations and involve parties with specified turnover thresholds (meaning during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by MOFCOM before they can be completed. On December 14, 2020, the SAMR announced three cases of administrative penalties for the failures of acquirers to make proper concentration declarations to authorities about their past acquisitions. This is also the first time that the SAMR imposed administrative penalties for illegal concentration declarations on entities structured in a VIE arrangement.
In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective in September 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing MOFCOM regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the NDRC, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet content or mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review. On December 19, 2020, the NDRC and the MOFCOM jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, setting forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment, or the Office of the Working Mechanism, will be established under the NDRC, who will lead the task together with the MOFCOM. Foreign investor or relevant parties in China must declare the security review to the Office of the Working Mechanism prior to the investments in, among other industries, important cultural products and services, important information technology and internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain control in the target enterprise. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Investment in the PRC.”

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
PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.
The State Administration of Foreign Exchange of the PRC, or the SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or the SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released in February 2015 by SAFE, as amended in December 2019, or SAFE Circular 13, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 2015.
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
Rui Chen, Yi Xu and Ni Li have completed initial SAFE registration prior to our initial public offering in 2018 and will update their registration filings with SAFE under SAFE Circular 37 when any changes should be registered under SAFE Circular 37. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make or update such registrations, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly
listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. In 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies. Under the notices and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. Failure of our PRC stock option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us, or otherwise materially adversely affect our business. The STA has issued certain circulars concerning equity incentive awards. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Each of our PRC subsidiaries has obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes for those employees. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.
PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of the offering of equity securities and notes to make loans to our PRC subsidiaries and our VIEs and their subsidiaries, or to make additional capital contributions to our PRC subsidiaries.
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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third-party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated
enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our equity offering and notes offering and then to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, SAFE issued Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28. Circular 28 allows non-investment
foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the Negative List (2020) and the target investment projects are genuine and in compliance with PRC laws. Since Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties. According to the Circular on Optimizing the Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments using the income under their capital accounts generated from their capital, foreign debt and overseas listing, without providing materials evidencing the authenticity in advance, provided that the capital usage is authentic and compliant with the current capital account income usage management regulations. The concerned bank is required to conduct spot checks in accordance with the relevant requirements.
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
The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval or registration to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.
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
Risks Related to Our ADSs
The trading price of our listed securities has been and is likely to continue to be volatile, regardless of our operating performance, which could result in substantial losses to our investors.
The trading price of our listed securities has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the trading price of our ADSs ranged from US$19.25 to US$95.71 per ADS in 2020. The trading price of our listed securities is likely to remain volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our listed securities may be highly volatile for factors specific to our own operations, including the following:

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
We may need additional capital, and the sale of additional Class Z ordinary shares and/or ADSs or other equity securities could result in additional dilution to our shareholders, and the incurrence of additional indebtedness could increase our debt obligations.
We may require additional cash resources due to changed business conditions, strategic acquisitions or other future developments. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The sale of substantial amounts of our ADSs (including upon conversion of the concurrently offered convertible senior notes) could dilute the interests of our shareholders and ADS holders and adversely impact the trading price of our listed securities. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
Conversion of our convertible senior notes may dilute the ownership interest of the existing shareholders, including holders who had previously converted their notes.
The conversion of some or all of the 2026 Notes or the 2027 Notes will dilute the ownership interests of existing shareholders and existing holders of our ADSs. Any sales in the public market of the ADSs issuable upon such conversion may increase the opportunities to create short positions with respect to the ADSs, which could adversely affect prevailing trading prices of our ADSs. In addition, the existence of the 2026 Notes and the 2027 Notes may encourage short selling by market participants because the conversion of the 2026 Notes and the 2027 Notes could depress the price of our ADSs. The price of our ADSs could be affected by possible sales of our ADSs by investors who view the convertible senior notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity, which we expect to occur involving our ADSs.
Provisions of our convertible senior notes could discourage an acquisition of us by a third-party.
Certain provisions of the 2026 Notes and the 2027 Notes could make it more difficult or more expensive for a third-party to acquire us, or may even prevent a third-party from acquiring us. For example, upon the occurrence of certain transactions constituting a fundamental change, holders of the 2026 Notes and the 2027 Notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes. In the event of a fundamental change, we may also be required to increase the conversion rate for conversions in connection with such fundamental changes. By discouraging an acquisition of us by a third-party, these provisions could have the effect of depriving the holders of our Class Z ordinary shares and ADSs of an opportunity to sell their Class Z ordinary shares and ADSs, as applicable, at a premium over prevailing market prices.

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
As of the date of this annual report, three of our directors, Rui Chen, Yi Xu and Ni Li, beneficially own all of our issued Class Y ordinary shares. As of January 31, 2021, these Class Y ordinary shares constitute approximately 24% of our total issued and outstanding shares and approximately 76% of the aggregate voting power of our total issued and outstanding shares. As a result of the dual-class share structure and the concentration of ownership, holders of Class Y ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our listed securities. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class Z ordinary shares and ADSs may view as beneficial.
The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.
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
Techniques employed by short sellers may drive down the market price of our ADSs.
Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third-party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.
Public companies listed in the United States that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and stockholder’s equity, and any investment in our ADSs could be greatly reduced or rendered worthless.
Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.
We have adopted a dual-class voting structure such that our ordinary shares consist of Class Z ordinary shares and Class Y ordinary shares. Based on our dual-class voting structure, in respect of matters requiring a shareholders’ vote, holders of Class Z ordinary shares will be entitled to one vote per share, while holders of Class Y ordinary shares will be entitled to ten votes per share. Due to the disparate voting powers attached to these two classes of ordinary shares, three of our directors, Rui Chen, Yi Xu and Ni Li, beneficially own all of our issued Class Y ordinary shares. As of January 31, 2021, these Class Y ordinary shares in aggregate constitute approximately 24% of our total issued and outstanding ordinary shares and approximately 76% of the aggregate voting power of our total issued and outstanding ordinary shares. They may take actions that are not aligned with the interests of our shareholders, including our ADS holders. In addition, the significant concentration of share ownership may adversely affect the trading price of our listed securities due to investors’ perception that conflicts of interest may exist or arise.
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the trading price for our ADSs and trading volume could decline.
The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the trading price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume for our ADSs to decline.
The sales or availability for sales of substantial amounts of our listed securities could adversely affect their trading price.
Sales of substantial amounts of our listed securities in the public market, or the perception that these sales could occur, could adversely affect the trading price of our listed securities and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the trading price of our listed securities.
Because we do not expect to pay dividends in the foreseeable future, investors must rely on price appreciation of our ADSs for return on their investments.
We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, investors should not rely on an investment in our ADSs as a source for any future dividend income.
Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return to the holders of listed securities will likely depend entirely upon any future price appreciation of our listed securities. There is no guarantee that our listed securities will appreciate in value or even maintain the price at which the investors purchased these securities. Investors may not realize a return on their investment in our listed securities and may even lose their entire investment.

Our shareholders may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our Class Z ordinary shares and/or ADSs.
Under the EIT Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between China and the jurisdiction of residence of the holders of our securities that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC
resident enterprises, which do not have an establishment or place of business in China, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of ADSs or ordinary shares by such non-PRC
resident enterprise investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within China, unless a tax treaty or similar arrangement provides otherwise. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within China paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of ADSs or ordinary shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and similar arrangements and PRC laws. Although substantially all of our business operations are in China, it is unclear whether dividends we pay with respect to our Class Z ordinary shares or ADSs, or the gain realized from the transfer of our Class Z ordinary shares or ADSs, would be treated as income derived from sources within China and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. See “—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders or ADS holders.” If PRC income tax were imposed on gains realized through the transfer of our ADSs or on dividends paid to our non-PRC
resident investors, the value of the investment in our Class Z ordinary shares and/or ADSs may be materially and adversely affected. Furthermore, the holders of our Class Z ordinary shares and/or ADSs whose jurisdictions of residence have tax treaties or similar arrangements with China may not qualify for benefits under such tax treaties or arrangements.
There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class Z ordinary shares or ADSs.
A
non-U.S.
corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Although the law in this regard is unclear, we intend to treat our VIEs as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of these entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.
Assuming that we are the owner of our VIEs for U.S. federal income tax purposes, and based on our current and expected income and assets we do not believe we were a PFIC for the taxable year ended December 31, 2020 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. In addition, if it were determined that we do not own the stock of our VIEs for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase.
If we are a PFIC in any taxable year, a U.S. Holder may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs and on the receipt of distributions on the ADSs to the extent such gain or distribution is treated as an “excess distribution” under U.S. federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class Z ordinary shares and ADSs.
The sixth amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control
transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our dual-class voting structure gives disproportionate voting power to the Class Y ordinary shares. In addition, our board of directors has the authority, without further action by our shareholders, to issue Preferred Shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class Z ordinary shares, in the form of ADS or otherwise. Preferred Shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue Preferred Shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class Z ordinary shares and ADSs may be materially and adversely affected.
Our shareholders may face difficulties in protecting their interests, and the ability to protect their rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company limited by shares registered under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (2021 Revision) of the Cayman Islands (as revised from time to time), or the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
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
We are a Cayman Islands exempted company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our directors and senior management named in this annual report reside outside the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against these individuals in the United States in the event that such shareholders believe that their rights have been infringed under the U.S. federal securities laws, or otherwise. Even if such shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render such shareholders unable to enforce a judgment against our assets or the assets of our directors and officers.
As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards, and these practices may afford less protection to shareholders than shareholders would enjoy if we complied fully with the Nasdaq corporate governance listing standards.
As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq corporate governance listing standards permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow our home country practice that (i) does not require us to hold an annual meeting of shareholders no later than one year after the end of its fiscal year and (ii) does not require us to seek shareholder approval for amending our share incentive plans. As a result, our investors may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.
Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of U.S. securities rules and regulations that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q;

•	or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

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
However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, our ADS holders may not be afforded the same protections or information, which would be made available to our ADS holders, were they investing in a U.S. domestic issuer.
Holders of our ADSs may have fewer rights than holders of our Class Z ordinary shares and must act through the depositary to exercise those rights.
Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying Class Z ordinary shares represented by the ADSs in accordance with the provisions of the deposit agreement. Holders of ADSs may not call a shareholders’ meeting, and do not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. Under our Articles of Association, the minimum notice period required to convene a general meeting is 10 days. Under the deposit agreement, ADS holders must vote by giving voting instructions to the depositary. If we ask for ADS holders’ instructions, then upon receipt of such voting instructions, the depositary will try to vote the underlying Class Z ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for ADS holders’ instructions, the depositary may still vote in accordance with instructions given by ADS holders, but it is not required to do so. ADS holders will not be able to directly exercise their rights to vote with respect to the underlying Class Z ordinary shares represented by the ADSs unless they withdraw the Class Z ordinary shares and become the registered holders of such Class Z ordinary shares prior to the record date for the general meeting.
When a general meeting is convened, holders of ADSs may not receive sufficient notice of a shareholders’ meeting to permit withdrawal of the underlying Class Z ordinary shares represented by their ADSs to allow them to cast their votes with respect to any specific matter. If we ask for ADS holders’ instructions, the depositary will notify ADS holders of the upcoming vote and will arrange to deliver our voting materials to the ADS holders. We have agreed to give the depositary at least 30 business days’ prior notice of our shareholder meetings. Nevertheless, the depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of ADSs in a timely manner, but we cannot assure that holders of ADSs will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote and may lack recourse if the underlying Class Z ordinary shares represented by their ADSs are not voted as they requested.

Our ADS holders may be subject to limitations on transfer of their ADSs.
In certain cases, our ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the relevant deposit agreement, or for any other reason.
We incur increased costs as a result of being a public company.
As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. As we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.
We may be involved in class action lawsuits in the United States in the future. Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company
Our website was first launched in June 2009 and was officially named “bilibili” in January 2010. We commenced our commercial operations in 2011 and established Shanghai Hode Information Technology Co., Ltd., which we refer to as Hode Information Technology in this annual report, to expand our operations in May 2013. Subsequently, we obtained control over Shanghai Kuanyu Digital Technology Co., Ltd., which we refer to as Shanghai Kuanyu in this annual report, in July 2014 to further expand our operations.
We incorporated Bilibili Inc. under the laws of the Cayman Islands as our offshore holding company in December 2013. In February 2014, we established Hode HK Limited, or Hode HK, a wholly-owned Hong Kong subsidiary. In September 2014, Hode HK established a wholly-owned PRC subsidiary, Hode Shanghai Limited, which we refer to as Hode Shanghai or our WFOE in this annual report.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet and other related business, our WFOE later entered into a series of contractual arrangements with Hode Information Technology and Shanghai Kuanyu, which two entities we collectively refer to as our VIEs in this annual report, and their respective shareholders. As a result of our direct ownership in our WFOE and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of our VIEs. We treat them and their subsidiaries as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.
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
In June 2020, we issued the 2027 Notes. These notes bear interest at a rate of 1.25% per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2020, and will mature on June 15, 2027.
In 2020, we launched a series of branding campaign, including introduced trilogy videos Hou Lang, Ru Hai and Xi Xiang Feng and our brand proposition,
Bilibili-All
the Videos You Like. In April 2020, Sony Corporation invested in our Company, and we entered into strategic collaboration arrangements. In September 2020, we entered into a strategic partnership with Riot Games and secured a three-year exclusive license for live broadcasting the League of Legends
E-sports
global events in China.
Corporate Information
Our principal executive offices are located at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, 200433, People’s Republic of China. Our telephone number at this address is +86 21 25099255. Our registered office in the Cayman Islands is located at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman
KY1-9008,
Cayman Islands.
The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We maintain our website at
http://ir.bilibili.com/
.

B.	Business Overview
We are an iconic brand and a leading video community for young generations in China. Video is an intuitive, vivid and informative way to connect people with the world and has become a dominant medium for communication, entertainment and information. We refer to the trend of video integrating into the scenarios of everyday life as “videolization,” which is creating a massive video-based industry in China. As a go-to
video community for young generations in China, we believe we are well positioned to capture the attractive opportunities created by videolization.

We are a full-spectrum video community that offers a wide array of content serving young generations’ diverse interests. We provide users with “All the Videos You Like” as our value proposition. We have built our community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. In our community, users and content creators discover and interact with diverse content encompassing different interests, from lifestyle, game, entertainment, anime, technology and knowledge to many more. We also enable broad video-based content consumption scenarios centered around professional user generated videos, or PUGV, supplemented with live broadcasting, occupationally generated videos, or OGV, and more. We have become the welcoming home of diverse cultures and interests and the destination to discover cultural trends and phenomena of young generations in China.
We adopt a user-centric commercialization model. We are a full-spectrum video community, and our ever-growing content ecosystem continues to satisfy our engaged and loyal users’ evolving needs, providing us with multiple lever for user-centric commercialization. We generate revenues primarily from mobile games, VAS, advertising, e-commerce and others. Our cost of revenues consists of revenue-sharing costs, content costs, server and bandwidth costs and e-commerce and other costs. For a detailed description, please see “Item 5. Operating and Financial Review and Prospects—Key Components of Results of Operations.”
Our Users
We have a young and culturally aspirational user base who are willing to invest in high-quality content and engaging user experience. Gen Z+ constitutes the core of our user base. Our user base is quickly broadening to include users across different age groups and locations, who take interest in a full spectrum of content. We encourage users to not only discover and view, but also share and create quality content on our platform. We are dedicated to providing a wide variety of high-quality content to retain our existing users and attract new users with diverse interests and backgrounds.
Our user base is growing rapidly. In the fourth quarter of 2020, we had an average of 202.0 million MAU, as compared to an average of 130.3 million MAU for the same period in 2019. Our users have demonstrated high level of engagement on our platform.
Our official members who have passed our
100-question
multiple-choice membership exam are even more engaged. As of December 31, 2020, we had approximately 102.6 million official members, representing a 51.1% increase year-over-year. We offer certain major interactive features on our platform exclusively to official members, as we believe the users who take and pass our membership exam are tuned to our community culture and values, hence contributing to our sticky user community. Our official members actively engage in a variety of social and interactive features offered on our platform, such as sending bullet chats, commenting and messaging. In 2020, our users generated 5.1 billion average monthly interactions on our platform, as compared to 2.1 billion in 2019. For official members who visited our platform in each month since 2018, our
3rd-month,
6th-month,
9th-month
and 12th-month retention rate remained above 80%.
OUR CONTENT ECOSYSTEM
We have built an ever-growing content ecosystem that is centered on video-based content including PUGV, live broadcasting, OGV and more. Our full-spectrum content ecosystem enables us to become a one-stop
platform for users to find a wide variety of content that matches their interests, and for content creators to fully showcase their talent. The more talented content creators gather on our platform, the more inspiring and high-quality content is created, leading to more users, more engagement, and more followers and feedback for our content creators, which in turn encourages more content creators to join.
Our Content
We offer a full spectrum of engaging content, including video services, mobile games and value-added services, or VAS. Our content offerings cover a wide variety of categories. We have become the welcoming home of diverse interests. In the fourth quarter of 2020, we had approximately 1.2 billion average daily video views, representing a 70.1% year-over-year growth.
We offer a comprehensive suite of video services, with PUGV as the cornerstone of our content ecosystem, and live broadcasting and OGV as major attractions of our platform.

PUGV
PUGV are the cornerstone of our content ecosystem and the main engine that powers our growth. PUGV contributed to 91% of the total video views on our platform in the fourth quarter of 2020. With the development of affordable and easy-to-use
hardware including digital camcorders and mobile devices with high-resolution video cameras, as well as 5G technologies, the barrier for producing quality video content is gradually vanishing. Video production is now done by a wide range of participants, from amateurs, to semi-professional individuals with certain levels of production and editing skills and to professional production studios or workshops, with the lines between each category of content creators becoming increasingly blurred.
We have a deep and diverse repository of PUGV on our platform. The PUGV on our platform typically showcase the content creators’ knowledge and expertise in the relevant field, providing viewers with a fulfilling experience and creating positive word-of-mouth.
PUGV are popular among our users due to their originality and creativity as well as their interactive characteristics. Since our inception in 2011, our PUGV experienced strong growth in terms of not only the number of active content creators, but also the number and varieties of videos uploaded. In 2020, we received an average of approximately 5.6 million monthly videos submissions, as compared to 2.6 million in 2019. These videos were submitted by an average of approximately 1.8 million monthly active content creators in 2020, as compared to an average of approximately 0.9 million in 2019.
With a growing number of content creators and the effective incentive mechanisms we provide to the content creators, we receive increasingly diverse and innovative content submissions, which we believe contribute to our mass market appeal. Our most popular PUGV categories were lifestyle, game, entertainment, anime and technology and knowledge in terms of number of video views in 2020. While we enhance content offerings in our leading categories, we are actively expanding our content reach to new categories to cater to the evolving consumption needs of our users.
Live broadcasting
We view live broadcasting as a natural extension to the video services, which allows users to interact and engage in real time, integrated with various content categories and user interests. Content creators who have accumulated a considerable fan base through PUGV get to further solidify their relationship with their fans by hosting live broadcastings to interact on a real-time basis. Many live broadcasting hosts come from the PUGV content creators on our platform.
Games are the most popular category of the live broadcasting content on our platform. For example, in 2018, we started expanding our live broadcasting content to
e-sports
games to appeal to our users who are game enthusiasts, including top-level
matches in League of Legends and the Overwatch League Championships. In September 2020, we entered into a strategic partnership with Riot Games, the developer of leading MOBA League of Legends, pursuant to which we were granted a three-year exclusive license for live broadcasting the League of Legends
E-sports
global events in China, including the world-renowned League of Legends World Championship,
Mid-Season
Invitational, and
All-Star
Event in China beginning in 2020 through the 2023
Mid-Season
Invitational. For the entire season of S10 2020 League of Legends Pro League, total live broadcasting page views related to the game increased by over 300% as compared with League of Legends Pro League S9 in 2019.
In addition to live broadcasting of games, we also provide entertainment live broadcasting consisting of audio-related live broadcasting, virtual host live broadcasting and other live broadcasting where hosts sing or chat with audiences on a variety of topics. We are continuously enriching our live broadcasting content and increasing user penetration. We are dedicated to attracting more talents and hosts to introduce more live broadcasting channels and provide diversified content. We believe the diverse live broadcasting content provides an interactive user experience and contributes to our user growth.
OGV
Our OGV offering consists of Bilibili-produced or jointly produced content and licensed content procured from third-party production companies. We leverage our rich OGV offering to accumulate IP assets, attract more users and convert them into paying users, inspire the creation of PUGV content creators and to expand content categories to supplement the PUGV content. Our investment in OGV has contributed to the growth in our user base and the amount of our paying users, and we expect the momentum to continue as we roll out more quality OGV content.
Our original content includes both Bilibili produced and
co-produced
content with quality domestic and international third-party partners. We produced and co-produced
over 100 titles from 2018 to 2020. We typically leveraged our insights of users’ preferences and collaborated with professional production companies to produce OGVs. Our OGV cover Chinese and overseas anime, documentaries, variety shows, selected TV shows and movies.

We have a large anime library. For example, in early 2020, we launched The Daily Life of Immortal King, a Bilibili-produced Chinese anime series. The series quickly gained over 100 million video views in less than 30 days, setting a new record for our OGV content. Subsequently, Carp Reborn, another Bilibili-produced Chinese anime, generated over 240 million views within three months since its launch. We announced our plan of releasing 33 Bilibili-produced Chinese anime titles on our 3 rd
annual Made By Bilibili press conference in November 2020, further enhancing our dominant role in the field. These OGVs are scheduled to be released in the next one or two years. As our net revenues continue to grow, we do not expect our total content costs as a percentage of total revenue to substantially increase.
Our OGV also cover documentaries, selected TV shows, movies and variety shows. We have provided over 3,000 documentaries on our platform in 2020, showcasing our large documentary repositories in China. We released a number of well-received documentary titles in 2019 and 2020 catering to various interests of our users, including Bilibili-produced And Yet The Books and Police Stories 2019-Guardians on the Move. In the variety show department, we produced Rap for Youth in 2020, which was highly recognized even beyond our community.
In addition, we have partnered with reputable content providers for licensed videos, including leading PRC and overseas television networks and studios. See “—Our Content Partners” for more information.
Mobile games
There is a large population of online games enthusiasts among our users. Game is the second most popular category of our PUGV and the most popular category of our live broadcasting content in 2020. We view mobile games as an adaptive form of video-based content that share many commonalities. Leveraging our deep understanding of users’ preference in online games and rich experience in games operation and distribution, we select mobile games compatible with our users’ interest, such as animation and comics themed mobile games where we hold advantages. We are also expanding our game offerings to other genres, such as console games and massively popular multiplayer online role- playing games. As of December 31, 2020, we operated 43 exclusively distributed mobile games, and hundreds of jointly operated mobile games.
We have obtained the exclusive distribution rights of various mobile games from leading global and domestic mobile game developers. The most popular exclusively distributed mobile games on our platform include Fate/Grand Order, Princess Connect! Re: Dive and Azur Lane. In April 2020, we launched the highly anticipated Japanese role playing game Princess Connect! Re: Dive after noticing the popularity of relevant derivative videos, an anime-based role-playing mobile game developed by Cygames. This exclusively licensed game was an immediate hit, attracting millions of players and topping China’s iOS download and grossing charts within a week after its release.
Similarly, noticing the popularity of the Fate series on our platform, we strategically localized and launched Fate/Grand Order, a Japanese role playing game developed by Aniplex Inc. on an exclusive basis in China in September 2016. We have identified Fate fans for Fate/Grand Order, and encouraged content creators to produce Fate/Grand Order related videos to promote the game. The game attracted 4.5 million players within the first 30 days after its launch. It ranked within top three multiple times each year from 2016 to 2020 on the China iOS app store under the top grossing games category. This legacy game just celebrated its fourth anniversary in 2020, showcasing the long lifecycle of ACG games.
In addition to exclusively licensed mobile games, we also jointly operate a large number of mobile games with well-known domestic developers. Popular jointly operated mobile games on our platform include Genshin Impact and Arknights.

Maoer and Bilibili Comic
Leveraging our mass user base of ACG enthusiasts, we expanded our offering to
ACG-related
comic and audio content and efficiently converted a large number of our existing ACG enthusiast users to audiences of the new offerings. In December 2018, we entered into an agreement with affiliates of NetEase, Inc. to acquire NetEase Comics business, including copyrights of storylines from leading publishers and comic artists, to further enrich our offerings of anime and comics and to upgrade our suite of premium-licensed content, and we launched the Bilibili Comic, a mobile app offering anime and comic content thereafter. In December 2018, we increased our shareholding and acquired majority equity interests in Maoer Inc., an audio platform offering audio drama such as audio books and music mainly contributed by professional and amateur content creators that can be accessed through both its website and mobile app, to expand our content offerings. As a natural extension from our core ACG content offerings, we see great synergy effects between our main platform and each of the Bilibili Comic and Maoer platform and their significant growth potential.
Our Content Creators
The creation of PUGV by our content creators has been the primary source of user traffic and the key driver for the growth of our user base and communities. We have cultivated a nourishing environment to allow content creators to grow and flourish on our platform, empowering them to easily upload content, actively interact with users and effectively accumulate broader fan bases. We respect original creation and work to ensure that our content creators will stay and grow with our platform. In the fourth quarter of 2020, we had 1.9 million average monthly active content creators and received 5.9 million average monthly video submissions, compared to 1.0 million and 2.8 million, respectively, in the fourth quarter of 2019. Approximately 91% of the total video views are contributed by PUGV in the fourth quarter of 2020.
Retaining and expanding our network of content creators who upload and contribute quality content to our platform is essential to us. We have taken a number of initiatives to encourage and facilitate production of creative PUGV by content creators, including various incentive mechanisms to unlock their commercialization potential. In 2018, we launched a cash incentive program to grant content creators with over 100,000 views or 1,000 followers monetary rewards. As of December 31, 2020, approximately 340,000 content creators participated in the cash incentive program.
Content creators of different levels are encouraged and incentivized by various measures. For top-level
content creators, we offer them customized premium services to maximize their influence and unlock their commercial value. Certain top-level
content creators are recognized as Bilibili Top 100 Content Creators for their outstanding achievements. For middle-level content creators, we reward them mainly through our cash incentive program. For newly joined content creators and amateur content creators, we provide online and offline tutorials to improve their video quality, and video editing tools to make creation process easier and more accessible. For example, our UP Academy offers various tutorial videos prepared by seasoned content creators on various aspects of content creation and the tips of being a skillful content creator, including video shooting techniques, software, marketing and branding strategies, and many other subjects.
We also offer analytic tools to allow content creators to see a range of backstage data, such as demographics of followers and viewers, and data on user behavior, such as following/un-following,
viewing, commenting and bullet chatting. Such information gives content creators insights into current trends and user preferences and help content creators improve and make their creative work more relevant. In addition, we hold seminars to share experience and techniques, and reward those content of high-quality, reputation and popularity. These programs help content creators improve their techniques, deepen their bond in this community, and incentivize them to create better content. In 2020, the average number of monthly active content creators was 1.8 million, as compared to 0.9 million in 2019. These creative minds open our platform up to expanded content categories and in turn, increase user traffic and expand user demographics.
All of our live broadcasting hosts and content creators are bound by our community regulations and standard terms of service, which set forth various policies of conduct, content, privacy and the intellectual property right ownership, also the revenue sharing arrangements between hosts and content creators and us. Most live broadcasting hosts and content creators are not professional or full time. We do identify certain talent and content creators that create popular content and represents our values and beliefs and execute customized contracts with them. We also cooperate with talent agencies which recruit, manage, train, support and promote hosts and content creators. Customized host contracts are negotiated on a case-by-case
basis and generally contain revenue sharing arrangements and exclusivity clauses. Except as disclosed above, we do not have other material transactions, agreements or understanding with our content creators or live broadcasting hosts, other than in their capacity as our content creators or live broadcasting hosts.

Our Community
The vitality and integrity of our communities are cornerstones of our business and a priority of our business development strategy. Our users are attracted to our platform because of our creative content and become attached to our diverse, inclusive and vibrant community. To preserve our culture and community values, we have employed the following features in operating our communities.
Membership exam. Users need to pass our multiple-choice membership exam consisting of 100 questions in order to become our “official members,” after which additional interactive and community features, such as bullet chatting and commenting, will become available to them. The membership exam includes questions on community etiquette regarding uploading videos and sending bullet chats, and a set of interest-based questions from a range of topics, such as anime, music, fashion and technology. Users need to answer a total of 60 questions correctly to pass the membership exam. As of December 31, 2020, we had approximately 102.6 million official members who had passed our membership exam, representing a 51.1% increase year-over-year.
Signature community management.
We believe official members who have passed the membership exam tend to develop a strong sense of belonging and ownership to our platform. To protect the community values and contribute to a more harmonious community, our veteran users have voluntarily formed a community discipline committee to monitor and report any inappropriate content that has been posted on our platform, which has proven to be an effective means to regulate our users’ behavior in our communities. To support their efforts, we have worked with and provided them with technical means to help them carry out their activities more effectively and enforce their disciplinary decisions. If we confirm that a user has uploaded content that contains inappropriate content, such as pornography, violence, provocative or hate speech, invasion of personal privacy, personal attacks, and fraudulent or other offensive information, we may temporarily suspend or permanently terminate such user’s account, and display such user’s account information and reason for the disciplinary action under the “Dark Chamber” tab, which is open to all users on our platform. This measure also allows users to participate in the management of our communities and helps us educate users and foster a self-regulating environment to protect and strengthen the community values that we hold dear. See “—Content Management and Review.”
Community events.
Every year, we hold large festivals and community events for our users, including New Year’s Eve Gala, Chinese New Year Gala, Bilibili Macro Link and Bilibili World. We also invite content creators to participate in these events. Chinese New Year Gala is our signature community event that we started in 2010 where we invite all content creators to create and upload
ACG-inspired
videos and select the best among them to produce an extended program according to each year’s theme to celebrate Chinese New Year with our users. In January 2020, we hosted the Bilibili Top 100 Content Creators Award Ceremony to celebrate and award the outstanding achievements of leading content creators in various categories. We marked the end of the year with our second successful New Year’s Eve Gala, The Most Beautiful Night of 2020. The popularity index during the 2020 broadcasting night more than tripled its size in the 2019 broadcasting night, achieving 120 million playbacks within 48 hours.
OUR PLATFORM
Access to our platform
Our platform includes our “Bilibili” mobile apps, PC websites, Smart TV, Bilibili Comic, Maoer and a variety of related features, functionalities, tools and services that we provide to users and content creators. For mobile devices, users typically access our content through our dedicated “Bilibili” mobile apps, or a mobile website that is largely similar in terms of functionality and appearance to our mobile apps. Our mobile apps are available for user download from the Apple and Android app stores. We also provide a PC website at www.bilibili.com and offer quality content across on smart TV devices. The majority of our active users are on mobile, and our mobile products continue to grow faster than our PC products. In 2020, MAU from our mobile products accounted for over 90% of our MAU on average.

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
Our social and interactive features
Our communities are built on creative content as well as vibrant interactions among users. Users’ interactions on our platform revolve around content, and the social and interactive features of our platform allow users who share similar interests and hobbies to find, engage with and bond with each other to establish a common bond. We provide the following social and interactive features for our users.
Bullet chatting.
Bullet chatting is a commenting function that we pioneered, which enables content viewers to send comments that fly across the screen like bullets, and has become very popular among young internet users in China. Only official member who passed our membership exam can send bullet chats on our platform. Bullet chats are context-based and can be viewed by the audiences who watch the same content, and therefore can intrigue interactive commenting among content viewers. The bullet chatting feature has transformed the video-viewing experience from one-way
content display to a brand new interactive experience by sharing with other enthusiasts who empathize with each other.
Liking and following.
Users can show appreciation in various ways to encourage content creators, such as liking, voting, adding to favorites and casting coin. Users can also opt to follow a content creator so they can see the content creator’s newly posted activities promptly on their own timeline. In addition, we invented a unique interaction feature, “one click triple-function combo.” Through one long pressing on the screen, users can complete liking, coin casting and adding to favourite library in a roll to show their special appreciation.
Interacting with fans.
Content creators can use moment, fans group, live broadcasting and interactive video to interact with their fans. Bilibili moment enables users to express and share their interests and stories in multimedia content such as text, pictures and video. Content creators can utilize this feature to notify their followers when they upload new content on our platform. In addition, users can join fans group to interact with content creators. In addition, live broadcasting allows content creators to set up channels to interact with fans on a real-time basis. Furthermore, we launched the interactive video function in July 2019, where users are involved in making choices for the characters in the videos and change the plot as the story develops.
Gifting and rewarding.
Users can send free or paid virtual items to live broadcasting hosts and content creators to show their support and appreciation.
Sharing and communicating.
Users can share and repost content uploaded by other users, add comments, send instant messages and view their history of interactions with other users.
OUR COMMERCIALIZATION MODEL
Capitalizing our engaged user base, expanding content ecosystem, and vibrant community, we are well positioned to capture users’ evolving demand and increase lifetime value of our users by satisfying such demand. As we develop deep insights into user interests and behavior, we curate the right content and service offerings compatible with user demand, achieving efficient user-centric commercialization. Our commercialization efforts are based on the integrated goals of offering quality content catering to user preference to attract users, building vibrant communities to retain users, and stimulating content consumption to achieve commercialization. We generate revenues primarily from mobile games, VAS, advertising,
e-commerce
and others. In the fourth quarter of 2020, our average number of monthly paying users was 17.9 million, as compared to 8.8 million in the same period of 2019.
Mobile games
Games is the second most popular genre category of our PUGV based on video views in 2020. A substantial portion of our users are game lovers. We started to publish mobile games on our platform for third-party developers in January 2014, and launched our first self-developed game in August 2017.

Our significant growth in net revenues initially around 2016 was primarily attributable to our mobile games operations. As a key component of ACG culture, game related content remained one of the most popular genres on our platform based on video views since our inception. Recognizing the large population of game lovers among our users and a strong propensity to spend on mobile games of our typical users, we started to introduce animation and comics themed mobile games that resonate well with our communities and user preferences. Some of these games are sourced taking into consideration of the popularity of related video content on our platform. Mobile games have thus become a natural extension of our video content offerings through which we achieve efficient monetization. In addition, our sticky user community with strong preference for
ACG-related
content enables us to obtain exclusive distribution rights of various popular, high-quality mobile games in China from leading global and domestic game developers, particularly with regards to
ACG-themed
mobile games.
As our user base and user demand expand, we continue to launch new service offerings and diversify our monetization channels beyond mobile games. As a result, while our net revenues continued to grow substantially, mobile games revenues contribution as a percentage of total net revenues decreased over the past few years, with the rise of other revenue streams. We derived 71.1%, 53.1% and 40.0% of our revenues from mobile games in 2018, 2019 and 2020, respectively. The top 10 mobile games contributed to 67%, 46% and 33% of our revenues in 2018, 2019 and 2020, respectively. Our top 3 mobile games: Fate/Grand Order, Princess Connect! Re: Dive, and Azur Lane, in aggregate contributed 61%, 36% and 24% of our total net revenues in 2018, 2019 and 2020, respectively.

Name	Initial Launch Date	Region	Genre
Fate/Grand Order	September 2016	China	ACG-related game
Azur Lane	May 2017	China	ACG-related game
Princess Connect! Re: Dive	April 2020	China	ACG-related game
Substantially all mobile games on our platform are developed by third-party developers and we select and curate mobile games on our platform based on content, themes, cultural characteristics and features that appeal to our users. Our users access the mobile games on our platform, and log into and play with their Bilibili accounts. They purchase in-game
virtual items that enhance their game-playing experience, which is the primary source of our revenue generated from mobile games. As of December 31, 2020, we operated 43 exclusively distributed mobile games and hundreds of jointly operated mobile games. For our exclusively distributed mobile games, we generally were granted royalty bearing license with the exclusive right to market and distribute mobile games in China and other countries and regions in Asia. We also entered into joint operating agreements with game developers and distributors pursuant to which we were granted non-exclusive
licenses to promote and distribute games on our platform. We negotiate revenue sharing arrangements or licensing fees with mobile game developers on a case-by-case basis and such arrangements are generally consistent with industry norms. Our exclusively distributed mobile games contributed to 88%, 79% and 75% of our mobile games revenues during 2018, 2019 and 2020, respectively.
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
in-game
virtual items.
To further explore opportunities in this business sector, we entered into a strategic collaboration agreement with Tencent in October 2018, pursuant to which we would jointly operate more Tencent games on our platform. In 2020, we entered into business collaboration with Sony to bring more high-quality anime content and mobile games to our users.
VAS
We also achieve commercialization through the various types of VAS we offer, including our premium membership program, live broadcasting and other value-added services, including Bilibili Comic and Maoer audio program. We derived 42%, 44% and 43% of our VAS revenues from premium membership in 2018, 2019 and 2020, respectively. We derived 55%, 36% and 34% of our VAS revenues from live broadcasting in 2018, 2019 and 2020, respectively. We derived the rest of the VAS revenues from comics and other paid contents.
In January 2018, we launched a premium membership program allowing paying members to enjoy an exclusive or advance access to certain high-quality OGV. We charge our premium members membership fees monthly, quarterly or annually, based on the service package that they select. As of December 31, 2020, we had 14.5 million premium members. We plan to continue to roll out more high-quality OGV content and convert more paying users.
We extend diversified live broadcasting content covering a broad range of interests. We offer various virtual items for sale on our live broadcasting. Users can purchase in-app
virtual items and send them as virtual gifts to their favorite hosts to show appreciation and provide them with monetary rewards. These virtual items can produce special effects on the screen, such as Bilibili Spaceship and fireworks. As we attract a growing number of hosts and talent agencies to hold live broadcasting on our platform, and encourage more content creators to become hosts, the revenue generated from sales of virtual items increases.

We share revenues from the sales of virtual items generated on our live broadcasting with our hosts and talent agencies. We encourage our content creators to host live broadcasting on our platform to interact with their fans on a real time basis, enhance their popularity and in turn attract and retain users. We have entered into exclusive cooperation agreements with certain hosts with top popularity on our platform, pursuant to which we offer these hosts more attractive rewards in addition to the revenue-sharing arrangements. We plan to enter into cooperation agreements with more hosts in the future to secure popular hosts and further expand our live broadcasting. The top 10 content creators and live broadcasting hosts contributed to less than 1% of our total revenues during 2018, 2019 and 2020, respectively.
In December 2018, we acquired NetEase Comics business, to further enrich our offerings of anime and comics and to upgrade our suite of premium-licensed content, and we launched the Bilibili Comic, a mobile app offering anime and comic content thereafter. In December 2018, we increased our shareholdings to acquire majority equity interests in Maoer Inc., an audio platform offering audio drama. We currently hold 80.5% equity interests of Maoer Inc.
Advertising
Our typical users, the Gen Z+ with high educational backgrounds and increasing disposable income who spend time on quality content, are well-chased by advertisers. Advertisers are also seeking out innovative platforms with abundant user traffic to enhance their visibility. We believe our rapidly growing community and increasing brand awareness makes Bilibili a preferred platform for advertisers.
We offer various advertising formats including brand advertising, performance-based advertising and native advertising. Brand advertisements primarily appear on the app opening page, the top banner, the website home page banner and the inline video feed alongside organic feeds. Brand advertisements can also be customized according to advertisers’ need and appeared in Bilibili-produced OGV or events. Performance-based advertisements primarily appear as inline video feeds alongside with organic feeds. This format allows us to push personalized feed advertisements to users throughout our platform. Native advertising are customized according to advertisers’ needs, produced by our content creators and embedded naturally in their video creations. As the native advertisements are usually cohesive with the content of our platform, assimilated into the design and consistent with the form of content presentation on our platform, our users tend to view them as regular video content.
In addition, we offer integrated marketing campaigns to provide a one-stop
marketing solution for our advertisers. Advertisers can leverage our brand advertising to raise their brand awareness, use native advertisements to influence user’s purchase decision and convert sales through our performance-based advertisements. The all-around
marketing campaigns were well-received by the users and brought satisfactory results for our advertisers. The price of our advertising service is determined on a case-by-case
basis and depends upon various factors, including the format and duration of the advertisement, targeting scope, display location and so on. We provide various sales incentives to our advertising service customers, including cash incentives in the form of commissions to certain third-party advertising agencies and noncash incentives such as discounts and advertising services provided free of charge in certain bundled arrangements, which are negotiated on a contract by contract basis with customers. The incentives are based on revenue volume and incentive rate, which are negotiated on a contract by contract basis. We account for these incentives granted to customers as variable consideration in accordance with ASC 606 that is net of our revenues. The amount of variable consideration is measured based on the most likely amount of incentive to be provided to customers. We do not have other material transactions, agreements or understanding with our advertising customers, other than in their capacity as our advertising customers.
E-commerce
and others
Our
e-commerce
initiatives are focused around the IP value of
ACG-related
content. We offer
ACG-related
merchandise and generate revenue from sales of these products. For example, for users who are particularly interested in a certain anime, we recommend to them merchandise of the same theme and encourage them to place orders on our platform. We also generate revenue from certain offline activities we hold, including selling events tickets and peripheral products.

OUR STRATEGIC PARTNERS
We collaborate with reputable industry players to enhance our content offerings and to strengthen our user-centric commercialization capabilities. We partner with domestic and overseas content partners to continually expand and deepen our content repository. We also work with talent agencies in expanding our content creator group as well as in diversifying our content offerings. We contract with talent agencies to recruit, manage, train and support our hosts and pay talent agencies a percentage of the total revenues from virtual gifting made to the hosts managed by such talent agencies. We work with advertisers in a variety of industries due to our rapidly growing community and increasing brand awareness. We enter into advertising service agreements with advertisers directly or through advertising agencies. The price of our advertising services depends upon various factors, including the duration and form of the advertisements and popularity of the content or event in which the advertisements will be placed. We cooperate with leading global and domestic mobile game developers to distribute their mobile games on our platform. Under our agreements for exclusively distributed mobile games, we are typically responsible for the launch of the games, hosting and maintenance of game servers, determination of when and how to operate in-game
promotions and customer services and the pricing of
in-game
virtual items and making a localized version for overseas licensed games. Under our agreements for jointly operated mobile games, we are typically responsible for distributing games and providing payment solution and market promotion service. Proceeds earned from selling in-game
virtual items are shared between us and the third-party game developers pursuant to the agreements. We believe our large and diverse user base presents a prime opportunity for our strategic partners to reach a growing number of audiences. We have also entered into revenue sharing arrangements with distribution channels including iOS and Android-based app stores to distribute our mobile games. To provide multiple payment methods for our users, we contracted with online payment channels and pay fees based on the amount of payment made through the payment channel.
In October 2018, Tencent, our principal shareholder, further invested in our company, and we entered into a strategic collaboration agreement with Tencent for sharing and operating existing and additional anime and games on Bilibili’s online platform, pursuant to which we and Tencent will participate in the exchange and purchase of existing anime copyright, and jointly procure, produce and invest in anime projects, as well as seek investment opportunities in the anime and comic industry. In addition, we would expand our cooperation with Tencent by jointly operating more Tencent games on our platform.
In December 2018, we and Alibaba Group commenced our business collaboration in the content creation and commercialization front. Under the agreement, content creators on Bilibili will promote merchandise by producing content in a creative and interactive format. Taobao will also work with us to promote and commercialize Bilibili’s IP assets, leveraging consumer insights on both platforms. In February 2019, Alibaba Group became our principal shareholder. Alibaba has also become one of our major brand advertisers. In 2019 and 2020, Tmall and Taobao of Alibaba placed advertisements on our platform for the 11.11 Global Shopping Festival. In December 2019, Juhuasuan of Alibaba acted as the title sponsor of our New Year’s Eve Gala “The Most Beautiful Night of 2019.”
In April 2020, we received a strategic investment from Sony and entered into a business collaboration agreement to pursue collaboration opportunities within the area of entertainment business in the Chinese market, including anime and mobile game. We would support Sony in deepening its understanding of and insight into the Chinese entertainment market. In October 2020, we deepened our partnership with Sony by entering into a strategic agreement with its subsidiary Aniplex Inc. to introduce more high-quality anime content and mobile games on our platform. Under the agreement, we will obtain certain exclusive distribution rights of Aniplex’s anime content and will pay Aniplex different fees per episode for different anime series. We also entered into revenues sharing arrangements for exclusive distribution of Aniplex’s mobile games.
BRANDING AND MARKETING
We have been retaining and expanding our user base by providing high-quality content since our inception, and we have cultivated a deep and diverse content pool well recognized among Generation Z+. In addition to viral marketing, word of mouth referrals and repeat user visits driven by superior user experience, quality content and product offerings, we implement various branding and marketing measures to promote our brand awareness among existing and potential users and advertisers. Our primary areas of focus are on continuously increasing brand awareness and acquisition of users through targeted channels.

For example, in the second quarter of 2020, we launched a series of campaigns aimed at spreading the Bilibili brand name among a broader audience, in tandem with expanding our content appeal to a mass market. During our 11th anniversary, we introduced a new slogan,
Bilibili-All
the Videos You Like
, to help define our brand proposition and appeal to a wider base. With this vision in mind, we launched a branding campaign series, the Hou Lang, Ru Hai and Xi Xiang Feng trilogy videos, all echoing strongly with our existing and potential users, to help bring an uptick in brand perception and increase brand awareness across different demographics. We marked the end of the year with our second successful New Year’s Eve Gala, The Most Beautiful Night of 2020. The popularity index during the 2020 broadcasting night more than tripled its size in the 2019 broadcasting night, achieving 120 million playbacks within 48 hours. In addition, we held various branding campaigns in 2020 to enrich users’ daily lives, including Bilibili Summertime Graduation Ceremony Concert, various off-line events on campus, anime exhibitions, ceremonies and other events. We have also placed advertisements in subway stations, elevators, app stores, video app channels and over-the-top channels, so as to increase the exposure of our brand and new slogan to a broader audience. These branding and marketing initiatives have allowed us to connect and resonate with more users and reach a more diverse audience.
These branding and marketing efforts contribute and foster our market leadership as a go-to
video community for young generations in China. In addition, our average MAU increased significantly from 87.0 million in 2018, to 117.5 million in 2019 and further to 185.8 million in 2020. We design our sales and marketing efforts with careful consideration to raise brand awareness, attracted a broader user base and promote our services. Going forward, we expect to continuously evaluate and monitor the effectiveness and efficiency of our promotion campaigns and marketing spending in order to further enhance our brand awareness and attract a broader user base in a sustainable manner. We expect to effectively manage our sales and marketing expenses to bring more users and revenues to us and expand our operating leverage.
User Privacy and Safety
The vitality and integrity of our communities are cornerstones of our business. We dedicate significant resources to the goal of strengthening our communities through developing and implementing programs designed to protect user privacy, promote a safe environment, and ensure the security of user data. The user privacy policy on our platform describes our data use practices and how privacy works on our platform. Specifically, we provide users with adequate notice as to what data are being collected and undertake to manage and use the data collected in accordance with applicable laws and make reasonable efforts to prevent the unauthorized use, loss or leak of user data. Our user privacy policy,
Bilibili Privacy Policy
, has clearly specified the type of user
information that will be collected under
different scenarios. For example, a user will
need to provide the user name, and phone
number or email address when registering an
account on our platform. When a user opens our mobile app for the first time, registers an account via our mobile app or website, logs into his/her account, or any modification is made to the
Bilibili Privacy Policy
, a notice will pop-up on this user’s device requiring this user to read and consent to the
Bilibili Privacy Policy
. In addition, we use a variety of technologies to protect the data with which we are entrusted and have a team of privacy professionals dedicated to the ongoing review and monitoring of data security practices. For example, we store all user data in encrypted format and strictly limit the number of personnel who can access those servers that store user data. For our external interfaces, we also utilize firewalls to protect against potential attacks or unauthorized access.
Content Management and Review
We maintain two levels of content management and review procedures to monitor the content uploaded to our platform to help ensure that no content that may be deemed to be illegal or inappropriate under government rules and regulations is posted and to promptly remove any infringing content. The first level of review procedure is conducted through our proprietary artificial intelligence-based screening system. This system automatically flags and screens out newly uploaded videos that have piracy issues or contain illegal or inappropriate content by comparing them with copyrighted or objectionable videos stored in our own in-house
“black list” databases and identifying those with similar codes. Once the content is processed by our technology screening system, our system then extracts fingerprint trails from the content and sends them to our content screening team for the second-level review. As of December 31, 2020, our content screening team consists of approximately 2,413 employees dedicated to screening and monitoring the content uploaded on our platform on a
24-hour,
seven-days-a-week
basis. They work around the clock to ensure that the flagged content identified by our screening system is reviewed and confirmed before it can be released. We provide initial training during the onboarding process for new hires. We also offer periodic training sessions to keep these employees apprised of any regulatory and policy changes, and supervise and monitor their work. All of the content needs to go through these two levels of review procedures before it is released on our platform.
All of the other content, primarily consisting of bullet chats posted by users, is also automatically filtered by our screening system, which utilizes an artificial intelligence-based screening system to conduct semantic analysis on bullet chats to analyze, identify and screen out inappropriate bullet chats. With respect to live broadcasting, we have a separate monitoring team to review and monitor the content and activities of hosts of our live broadcasting as well as the bullet chats posted by viewers. The monitoring team for live broadcasting consisted of over 200 members as of December 31, 2020 and we sometimes assign more team members from our general content screening team as necessary. The live broadcasting reviewing process is similar to the two-level review procedure described above. Further, in addition to responding to user complaints, our monitoring team frequently visit different live broadcasting rooms to ensure the appropriateness of the content.

We utilize a real-name system to authenticate the identities of our content creators and live broadcasting hosts. In addition, before each upload, the user has agreed to the terms and conditions set forth in the user agreement of our platform. Pursuant to such user agreement, each user undertakes not to upload or distribute content that violates any PRC laws or regulations or infringes the intellectual property rights of any third party, and agrees to indemnify us for all damages arising from third-party claims against us caused by violating or infringing content uploaded or linked by the user. Cooperation agreements with our popular content creators also provide for standard clauses that restrict the content creators from uploading infringing content on our platform. We also remove users’ uploads when we are notified or made aware by copyright owners or from other sources authorized by copyright owners of copyright infringements, such as lists of inappropriate or infringing content that the regulatory authorities publish from time to time and market information on releases of movies and television serial drama.
Our abuse reporting infrastructure also allows any of our users to report inappropriate, offensive or dangerous content to us through “report” links easily found on our platform. We have enhanced this reporting system with our community discipline committee, which is comprised of our veteran users who volunteer to monitor and report any inappropriate content that has been posted on our platform. Users can also report through customer service staff or third-party organizations. In addition, if we confirm that user has uploaded content that contains provocative and hate speech, personal attacks, fraudulent information or other offensive information, we may temporarily suspend or permanently terminate such user’s account, and display such user’s account information and reason for the disciplinary action under the “Dark Chamber” tab, which is open to all users on our platform.
However, there can be no assurance that we can identify all the videos or other content that may violate relevant laws and regulations due to the large amount of content uploaded by our users every day. As advised by our PRC counsel, Tian Yuan Law Firm, if the content of audiovisual programs transmitted by the internet audio-visual program service provider on the internet violate the PRC laws and regulations such as the Administrative Regulations on Internet Audio-Visual Program Service, the internet audio-visual program service provider shall be subject to punishment by the competent authority which may include warning, an order to rectify and a fine up to RMB30,000, if such circumstances are severe judged by the competent authority, it shall be subject to punishment which may include order to cease, a fine of RMB10,000 to RMB50,000 and revocation of license, if such violations constitute crime, criminal investigations or penalties may be imposed; if such content violate the Provisional Measures on Administration of Internet Culture, operating internet culture entities shall subject to punishment which may include an order to rectify, confiscation of illegal proceeds and a fine of RMB10,000 to RMB30,000, if such circumstances are severe judged by the competent authority, it shall be subject to punishment which may include order to cease and revocation of license, if such violations constitute crime, criminal investigations or penalties may be imposed. The CAC conducted a nationwide inspection of major internet platforms providing short-video content, and we were notified by certain smartphone app stores in China that our mobile app had been temporarily removed from July 26, 2018 until August 25, 2018. We implemented the required measures promptly and reinstated the mobile app downloads from those app stores on August 26, 2018. We thereafter conducted a self-inspection by taking a comprehensive review of the content on our platform and have doubled the headcounts of content monitoring personnel. On December 3, 2020, in response to the reported vulgar content on our platform, the Shanghai Municipal Office of Anti-Pornography and Illegal Publication, the Shanghai Municipal Internet Information Office and the Shanghai Municipal Culture and Tourism Bureau made inquiries with us and requested us to rectify within two weeks and strengthen the content review of videos, live broadcasting, anime, bullet chatting and other content on our platform. We have completed the required rectification. We have submitted the final rectification report to the Shanghai Municipal Office of Anti-Pornography and Illegal Publication and the Shanghai Municipal Internet Information Office on December 22, 2020 and our rectification report has been accepted by the relevant competent authorities, which indicates that the rectification has passed the review of relevant competent authority. In addition, the Inspection Department of the Enforcement General Administration of Shanghai Culture Market imposed on us a fine of RMB20,000 in May 2018 and a fine of RMB10,000 in April 2019 primarily for having inappropriate content on our platform.
According to Notice 78, platforms providing online show live broadcasting or
e-commerce
live broadcasting services shall, among other things, register their information and business operations by November 30, 2020, ensure real-name registration for all live broadcasting hosts and virtual gifting users, prohibit users that are minors or without real-name registration from virtual gifting, and set a limit on the maximum amount of virtual gifting per time, per day, and per month. For more information, see “Item 3. Key Information — D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the enactment, interpretation and implementation of Notice 78,” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Live Broadcasting Services.”
We have consulted with our PRC counsel, Tian Yuan Law Firm, as to the applicability and interpretation of the requirements under Notice 78 to our business, and conducted an internal evaluation of our compliance measures and status of compliance with the requirements under Notice 78. We have employed the following measures to comply with Notice 78 and ensure the appropriateness of live broadcasting content:
(i) we have communicated with Shanghai Municipal Administration of Radio and Television, or the SHART and were informed that due to the adjustment of the system, entities holding a License for Online Transmission of Audio-Visual Programs need to wait for further notification from the competent authority before they can register in the National Internet Audio-visual Platforms Information Management System. As of the date of this annual report, we have not received the notification requesting such registration. We will continue communicating with the SHART and will submit the registration application immediately upon receipt of the notice from the SHART;
(ii) we have adopted policies to require real-name registration through identity card for all hosts from 2016, and require real-name registration through mobile number for all virtual gifting users from 2018;

(iii) we have set up the youth mode from May 2019, under which users are prohibited from virtual gifting. Under the general mode, from early January 2021, the users who can be identified as minors are not allowed to make virtual gifts and if adult users can prove that the virtual gifts are paid by minors, they can claim for refund; our Youth Mode was established under the direction of the CAC, when an user launches our app for the first time every day, the user can switch to the Youth Mode according to the pop-up prompt, and the browsing content under the Youth Mode is presented in the form of whitelist by our content team, and parents can set up passcodes under the Youth Mode to manage the time spent by minors on our platform and to prevent minors from switching back to general mode. In addition to the Youth Mode which has been implemented on the platform, we have also launched the “Youth Firewall” program in April 2018 and co-established a “Minors’ Rights Protection Center” in May 2018 to adopt special content presentation policies and community permission settings for users who are not authenticated or whose identities are shown as minors, so as to strictly identify and filter undesirable information for minors. After consultation with our PRC counsel, Tian Yuan Law Firm, we confirm that the operation of content under the Youth Mode is compliant with PRC laws and regulations in all material aspects. In addition, the revenues generated from minors in connection with live broadcasting programs accounted for less than 5% of our revenues in 2018, 2019 and 2020, respectively.
(iv) with respect to the requirement of setting a cap on the amount of virtual gifting, as advised by our PRC counsel, Tian Yuan Law Firm, currently there has been no explicit provisions on the standard for the maximum amount of virtual gifting under Notice 78. Since we have not received any notice or implementation guidance on setting such cap on virtual gifting, we have not been able to set such cap or quantify the impact of such requirement on our business operations and financial performance as of the date of this annual report. We intend to continue communicating with the NRTA and its local branches with respect to the standard for the maximum amount of virtual gifting. Once the NRTA provides specific implementation guidelines on the maximum amount of virtual gifting, we will be able to take measures to comply with the requirement on a timely basis; and
(v) in relation to the other requirements under Notice 78, we believe that we have effective measures in place to ensure compliance with them in all material respects. However, given that Notice 78 was recently issued in November 2020, certain requirements under Notice 78 remain unclear. We will continue communicating with regulatory authorities to seek more detailed guidelines with respect to the implementation of Notice 78.
As advised by our PRC counsel, Tian Yuan Law Firm, Notice 78 does not stipulate any timelines for full compliance with the requirements therein, nor any penalties for any non-compliance
under Notice 78. We have not received any notice of enforcement actions nor have we been subject to any administrative penalties in connection with any non-compliance
under Notice 78 as of the date of this annual report.
Corporate Social Responsibility
We are committed to leveraging our technology and platform to create value for the society. We are dedicated to enriching the everyday life of young people, and potentially everyone in China and around the globe. We offer quality content for users to view and spend meaningful time with, which is most helpful during difficult times and for residents in less-developed areas. During the
COVID-19
outbreak in China in early 2020 when the Chinese New Year holiday was extended and residents were prohibited to travel freely, the size and engagement of our active user base increased significantly. We believe viewing content on our platform helped relieve our users’ stress during the
COVID-19
outbreak, and offered an interactive entertainment experience and an open platform of expression to our users who were not able to meet with friends to share their interests in person at the time. We also promoted content that provided users with update of the situation of the pandemic and public health knowledge to help our users better protect themselves against the epidemic. We offer our users access to our platform without geographic limitations. People in less-developed regions have access to quality and diversified content catered to their interest, including entertainment and other content in comprehensive categories.
In addition, we co-established “Minors’ Rights Protection Center” in May 2018. We used big data analytics and key words management to filter content containing harmful information to minors. We have set up a specific reporting channel (teenprotect@bilibili.com) for content containing harmful information to minors, and the content reported to this email address will be reviewed by the Minors’ Rights Protection Center. We have enhanced the level of punishment on content creators for uploading videos containing harmful information to minors. Such videos and the relevant content creators will be permanently banned by us, and we may report to competent authorities in serious cases. We have engaged legal experts to receive complaints and accept delegations, and Minors’ Rights Protection Center will provide special legal aid when finding minors that may be harmed or harassed on Bilibili platform. We have engaged juvenile counselors and expert social workers to provide consulting services for families whose minors having issues brought by use of internet, and psychological counseling when necessary.
Respect is the cornerstone of our community. Respect is the basic principle of our operation. We pay respect to our users and content creators, regardless of the gender, interest or sub-culture group. We advocate for the respect among users and content creators, and our unique community value is not only preserved by us but also by our users and content creators. The community rules on our platform forbid content that discriminates against any specific people or group based on gender, race, religion, age, nationality, physical disability or sexuality. We will issue warnings to or terminate accounts of any content creators for uploading personal attack content on our platform. Our abuse reporting infrastructure allows any of our users to report inappropriate, offensive or dangerous content to us through “report” links easily found on our platform. We have enhanced this reporting system with our community discipline committee, which is comprised of our veteran users who volunteer to monitor and report any inappropriate content that has been posted on our platform.
Our company is led by management who advocate for equality, including Ms. Ni Li, our chief operating officer and vice chairwoman of our board of directors. Ms. Li oversees the Company’s overall operations and leads the strategic functions including content ecosystem development, monetization initiatives, strategic planning, investments and brand marketing. We produced
Rap for Youth
in 2020, which was highly recognized even beyond our community. The song
She and She and She
, praising women for bravely chasing their dreams and firmly living their own lives, which was debuted in the show, became an immediate hit. Our company co-established two primary schools named “Bilibili Dream Primary School” and “Bilibili Beautiful Primary School” in rural China to facilitate the education equality in remote areas as well.

Given that the majority of our operations are conducted online, we have a limited impact on the environment with a small carbon footprint. We are committed to carbon mitigation measures and will continue to explore ways to further improve energy efficiency. All our servers are compliant with industry energy efficiency standards in China, and we intentionally choose partners with a strong commitment to carbon emission reduction in our collaboration with third-party cloud servers. We ask our employees to be mindful of the environment when consuming office supplies. In addition, some of the content offered on our platform is about the environmental protection topic. Leveraging the various forms of support we offer to our content creators, environmentalists are encouraged to create and share content centered on environmental issues, which raises environmental awareness among the viewers.
We strive to provide employees with welfare benefits and a broad range of career development opportunities. We have established a sound talent cultivation mechanism and created an online-offline combined training platform. We also strive to help our employees balance their work and life. We have organized various recreational and sports activities to enrich the cultural life of employees.
Competition
We compete primarily with companies that operate in the video-based industry in China designed to engage users, especially the Gen Z+, and capture their time spent on mobile devices and online. We compete to attract, engage and retain users, attract and retain talented content creators to improve and expand our content library and unique offerings and to attract and retain advertisers. Our competitors may compete with us in a variety of ways, including by leveraging a large user base to promote content offerings in different consumption scenarios, obtaining exclusive online distribution rights for popular content, conducting brand promotions and other marketing activities, and making acquisitions. We have exclusive distribution rights only for certain content on our platform. Our content creators are generally free to post their content on our competitors’ platforms, which may divert user traffic from our platform.
We believe that we can compete effectively with our competitors on the basis of the following factors: (i) the strength and reputation of our brand, (ii) our ability to provide creative and quality PUGV, (iii) the demographic composition and engagement of our user base, (iv) the vibrant and inclusive community culture, (v) the performance and reliability of our platform and (vi) our ability to develop new products and services and enhancements to existing products and services to keep up with user preferences and demands.
Most of the players in the video-based industry are focused on one or two video content formats as their primary ways of engaging with users and deriving revenues. We do not view our value proposition to users, business model or our revenue streams as directly comparable with other market players, because we operate a unique business model of operating a full-spectrum video community that offers comprehensive content offerings across short and mid-to-long
form videos, PUGV, live broadcasting, OGV, mobile games and others, all on one integrated platform. This commercialization model differentiates us from other vertical-focused video streaming companies, mobile game companies, live broadcasting companies or e-commerce companies.
As we introduce new products and services on our platform, as our existing products continue to evolve, or as other companies introduce new products and services, we may become subject to additional competition.
Insurance
We consider our insurance coverage to be adequate as we have in place all the mandatory insurance policies required by Chinese laws and regulations and in accordance with the commercial practices in our industry. Our employee-related insurance consists of pension insurance, maternity insurance, unemployment insurance, work-related injury insurance, medical insurance and housing funds, as required by Chinese laws and regulations. We also purchase supplemental commercial health insurance and accident insurance for our employees.
In line with general market practice, we do not maintain insurance policies covering damages to our network infrastructures or information technology systems. We also do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man
insurance.
Regulation
This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.
Regulations Related to Foreign Investment in the PRC
Foreign Investment Industrial Policy
Investments activities in China by foreign investors are principally governed by the Catalogue for the Encouragement of Foreign Investment Industries (2020 Edition), or the Catalogue, and the Negative List (2020), which were both promulgated by the MOFCOM and the NDRC and each became effective on January 27, 2021, and July 23, 2020. The Catalogue and the Negative List (2020) set forth the industries in which foreign investments are encouraged, restricted and prohibited. Industries that are not listed in any of these three categories are generally open to foreign investment unless otherwise specifically restricted by other PRC rules and regulations.

According to the Negative List (2020), the foreign equity interest ownership of entities that engage in value-added telecommunications business (except for
e-commerce,
domestic multi-party communication, storage and forwarding and call center) must not exceed 50%. In addition, foreign investments in the internet cultural business (except for music), the internet audio-visual program business, the radio and television program production and operation business, the production of audiovisual products and/or electronic publications and film production and distribution business are prohibited. However, foreign investors are allowed to hold up to 100% of equity interests in an online data processing and transaction processing business (including
e-commerce
business operation) in China.
Foreign Investment Law and its Implementation Measures
On March 15, 2019, the National People’s Congress of the PRC, or the NPC, enacted the 2019 FIL, which came into effect on January 1, 2020. The 2019 FIL has replaced the previous major laws and regulations governing foreign investment in the PRC, including the Sino-foreign Equity Joint Ventures Enterprises Law of the PRC, the Sino-foreign
Co-operative
Enterprises Law of the PRC and the Wholly Foreign-invested Enterprise Law of the PRC. According to the Foreign Investment Law, “foreign-invested enterprises” refers to enterprises that are wholly or partly invested by foreign investors and registered under the PRC laws within China, and “foreign investment” refers to any foreign investor’s direct or indirect investment activities in China, including: (i) establishing foreign-invested enterprises in China either individually or jointly with other investors; (ii) obtaining stock shares, equity shares, shares in properties or other similar interests of Chinese domestic enterprises; (iii) investing in new projects in China either individually or jointly with other investors; and (iv) investing through other methods provided by laws, administrative regulations or provisions prescribed by the State Council.
On December 26, 2019, the State Council issued Implementation Regulations for the Foreign Investment Law of the PRC, or the Implementation Rules, which came into effect on January 1, 2020, and replaced the Implementing Rules of the Sino-foreign Equity Joint Ventures Enterprises Law of the PRC, the Implementing Rules of the Sino-foreign
Co-operative
Enterprises Law of the PRC and the Implementing Rules of the Wholly Foreign-invested Enterprise Law of the PRC. According to the Implementation Rules, in the event of any discrepancy between the Foreign Investment Law, the Implementation Rules and the relevant provisions on foreign investment promulgated prior to January 1, 2020, the Foreign Investment Law and the Implementation Rules shall prevail. The Implementation Rules also set forth that foreign investors that invest in sectors on the Negative List (2020) in which foreign investment is restricted shall comply with special management measures with respect to, among others, shareholding and senior management personnel qualification in the Negative List (2020). Pursuant to the Foreign Investment Law and the Implementation Rules, the existing foreign-invested enterprises established prior to the effective date of the Foreign Investment Law are allowed to keep their corporate organization forms for five years from the effectiveness of the Foreign Investment Law before such existing foreign-invested enterprises change their organization forms and organization structures in accordance with the PRC Company Law, the Partnership Enterprise Law of the PRC and other applicable laws.
On December 30, 2019, the MOFCOM and the SAMR jointly promulgated the Measures on Reporting of Foreign Investment Information, which came into effect on January 1, 2020, and has replaced the Interim Measures for the Administration of Record-filling on the Establishment and Changes in Foreign-Invested Enterprises. Foreign investors or foreign-invested enterprises shall submit investment information to the commerce administrative authorities through the Enterprise Registration System and the National Enterprise Credit Information Publicity System.
On December 19, 2020, the NDRC and the MOFCOM jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, setting forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment, or the Office of the Working Mechanism, will be established under the NDRC, who will lead the task together with the MOFCOM. Foreign investor or relevant parties in China must declare the security review to the Office of the Working Mechanism prior to (i) the investments in the military industry, military industrial supporting and other fields relating to the security of national defense, and investments in areas surrounding military facilities and military industry facilities; and (ii) investments in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technology and Internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain control in the target enterprise. Control exists when the foreign investor (i) holds over 50% equity interests in the target, (ii) has voting rights that can materially impact on the resolutions of the board of directors or shareholders meeting of the target even when it holds less than 50% equity interests in the target, or (iii) has material impact on target’s business decisions, human resources, accounting and technology.

Regulations Related to Value-Added Telecommunications Services
In 2000, the State Council promulgated the Telecommunications Regulations of the PRC, or the Telecommunications Regulations, most recently amended in February 2016, which provide the regulatory framework for telecommunications service providers in China and require a telecommunications service provider to obtain an operating license prior to commencing its operations. The Telecommunications Regulations categorize all telecommunications services as either basic telecommunications services or value-added telecommunications services. Providers of value-added telecommunications services are required to obtain a license for value-added telecommunications services. Pursuant to the Catalog of Telecommunications Services, an attachment to the Telecommunications Regulations, which was most recently amended on June 6, 2019, information services provided via public telecommunication network or the internet fall within value-added telecommunications services.
The Administrative Measures on Internet Information Services, or the Internet Information Services Measures, which was promulgated by the State Council on September 25, 2000, and amended on January 8, 2011, set out guidelines on the provision of internet information services. According to the Internet Information Services Measures, the internet information services is classified into commercial internet information services and non-commercial
internet information services; a commercial operator of internet content provision services must obtain an ICP License for the provision of internet information services from the appropriate telecommunications authorities. The Administrative Measures for Telecommunications Businesses Operating Permits, which was promulgated by the MIIT on July 3, 2017, and became effective on September 1, 2017, further regulates the telecommunications business permits. On January 8, 2021, the CAC promulgated the Internet Information Services Measures (Revised Draft for Comments), which sets forth detailed rules on the internet information service activities. As of the date of this annual report, the draft has not been formally adopted.
Regulations Related to Internet Cultural Activities
On February 17, 2011, the MOC promulgated the Provisional Measures on Administration of Internet Culture, or the Internet Culture Provisions, effective on April 1, 2011, and amended on December 15, 2017, to regulate entities that engage in activities related to internet cultural products. “Internet cultural products” are classified as cultural products developed, published and disseminated via internet which mainly include: (i) online cultural products particularly developed for publishing via internet, such as, among other things, online music and entertainment, online games and online shows and programs, online performance, online artwork and online anime and cartoons; and (ii) online cultural products converted from music and entertainment, games, shows and programs, performance, artwork, anime and cartoons using certain technical means to be disseminated via internet. Pursuant to these regulations, entities are required to obtain the Online Culture Operating Permits from the applicable provincial level counterpart of the MCT if they intend to commercially engage in any of the following types of activities: (i) production, duplication, import, release or broadcasting of online cultural products; (ii) publishing of online cultural products on the internet or transmission over information network, such as internet or mobile telecommunication network, to end user’s devices via computers, fixed-line or mobile phones, radios, television sets or online games consoles and internet cafes for the purpose of browsing, reading, reviewing, using or downloading such products by users; or (iii) exhibitions or contests related to online cultural products.
On August 12, 2013, the MOC issued the Administrative Measures for Content Self-Review by Internet Culture Business Entities, requiring the entities that engage in the internet cultural business to review the content of products and services to be provided before providing such content and services to the public. These entities shall establish content management system, set up departments for content management and employ proper personnel to ensure the legality of content. The content management system of an internet cultural business entity is required to specify the responsibilities, standards and processes for content review as well as accountability measures, and is required be filed with the provincial level counterpart of the MCT.

Regulations Related to Online Transmission of Audio-Visual Programs
According to the Administrative Regulations on Internet Audio-Visual Program Service, or the Audio-Visual Regulations, promulgated by State Administration of Radio, Film and Television of the PRC, or the SARFT, and the Ministry of Information Industry of the PRC, or the MII, the predecessor of the MIIT, on December 20, 2007, and became effective on January 31, 2008, as amended on August 28, 2015, and became effective on the same day, internet audio-visual program service refers to the activities of making, editing and integrating audio-visual programs, providing them to the general public via internet, and providing such services to other people by uploading. An internet audio-visual program service provider shall obtain a License for Online Transmission of Audio-Visual Programs issued by the NRTA or complete certain record-filling procedures with the NRTA.
Pursuant to the Audio-Visual Regulations, providers of internet audio-visual program services are generally required to be either state-owned or state-controlled. According to the Official Answers to Press Questions Regarding the Internet Audio-Visual Program Regulations published on the SARFT’s website on February 3, 2008, the SARFT and MII clarified that the providers of internet audio-visual program services who had legally engaged in such services prior to the adoption of the Audio-visual Regulations shall be eligible to re-register
their businesses and continue their operations of internet audio-visual program services so long as those providers have not been in violation of the laws and regulations. This exemption will not be granted to internet audio-visual program service providers established after the adoption of the Audio-Visual Regulations. These policies have later been reflected in the Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs, issued by SARFT on April 8, 2008, and amended on August 28, 2015.
Under the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs promulgated in 2004, the introduction or broadcasting of foreign television programs on the television in the PRC is subject to approval of the SAPPRFT or its authorized entities. On March 30, 2009, the SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval
from the broadcasting, film and television administrative departments requirements for the domestic and overseas films and television shows disseminating on the internet, including those on mobile networks (if applicable), and prohibits those internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other prohibited elements. The SARFT issued the Notice on Further Strengthening the Administration of Online Audio-Visual Content Including Internet Drama and Micro Films on July 6, 2012, pursuant to which, internet audio-visual programs service institutions shall report the information on self-examined and approved internet series, micro films, internet movies, film and television animation, documentaries and other internet audio-visual programs to the provincial authority of film and television administration for record-filing, such information includes but not limited to the program’s title, content summary and the information of the reviewer. The SAPPRFT further issued the Supplemental Notice on Improving the Administration of Online Audio-Visual Content Including Internet Drama and Micro Films on January 2, 2014. This notice stresses that any entity producing online audio-visual content, such as internet drama and micro films, must obtain a License for Production and Operation of Radio and Television Programs, and that online audio-visual content service providers shall not release any internet drama or micro films produced by any entity without such license. For internet drama or micro films produced and uploaded by individual users, the online audio-visual service providers transmitting such content will be deemed to take responsibility as the producer. Furthermore, under this notice, online audio-visual service providers can only transmit content uploaded by an individual whose identity has been verified and such content shall comply with the relevant content management rules. This notice also requires that self-examined and transmitted online audio-visual program, including internet drama and micro films, to be filed with the relevant authorities before release.
In January 2019, the CNSA issued the Regulations on Administration of Network Short Video Platforms, pursuant to which all content of a short video, including but not limited to its title, description, bullet chats and comments, may be required to be reviewed in advance before the content is broadcasted. Furthermore, the number of content reviewers a platform is required to keep must in principle be more than one-thousandth
of the number of short videos newly broadcasted on the platform per day. In January 2019, CNSA issued the Censoring Criteria for Network Short Video Content, which sets forth in details of the content prohibited to be broadcasted, such as violence, pornography, gambling, terrorism, superstitious and illegal or immoral content.
According to the Administrative Provisions on Online Audio-visual Information Services, jointly promulgated by the CAC, the MCT and the NRTA on November 18, 2019, online audio-visual information service providers shall authenticate users’ real identity information based on organization code, identity card number and mobile phone number. Online audio-visual information service providers shall not allow users who fail to provide their real identity to publish information. Online audio-visual information service providers shall strengthen the management of the audio-visual information posted by users, and deploy and apply identification technologies for illegal and non-real
audio and video. If any user is found to produce, post or disseminate content prohibited by laws or regulations, the transmission of such information shall be ceased, and disposal measures such as deletion shall be taken to prevent the information from spreading, and such service providers shall retain records, and report to the administrations of cyberspace, culture and tourism, radio and television.

Regulations Related to Production of Radio and Television Programs
In July 2004, the SARFT promulgated the Regulations on the Administration of Production of Radio and Television Programs, or the Radio and TV Programs Regulations, as most recently amended on October 29, 2020. Under the Radio and TV Programs Regulations, any entities that engage in the production of radio and television programs are required to apply for a license from the NRTA or its provincial level counterparts. Entities shall conduct their business within the permitted scope as provided in their licenses. Entities with the License for Production and Operation of Radio and Television Programs shall conduct their operations strictly in compliance with the approved scope of production and operation. Other than radio and TV stations, entities shall not produce radio and TV programs about the current political news or similar subjects and columns.
Regulations Related to The Internet
Follow-Up
Comment Services
According to the Administrative Provisions on Internet
Follow-up
Comment Services, which was promulgated by the CAC on August 25, 2017, and became effective on October 1, 2017, an internet follow-up
comment services provider shall strictly assume the primary responsibilities and the obligations, including but not limited to: (i) verify the real identity information of registered users; (ii) establish and improve a user information protection system; (iii) establish a system of reviewing at first and then publishing comments if they offer internet follow-up
comment services to news information; (iv) furnish corresponding static information content on the same platform and page at the same time if they provide internet follow-up
comment services by way of bullet chatting; (v) establish and improve an internet follow-up
comment review and administration, real-time check, emergency response and other information security administration systems, timely identify and process illicit information and submit a report to the relevant competent authorities; (vi) develop internet follow-up
comment information protection and administration technologies, innovate internet follow-up
comment administration modes, research, develop and utilize an anti-spam administration system and improve the spam-handling capability; (vii) equip with content examination team corresponding with services; and (viii) coordinate with relevant supervising authorities for examination and provide necessary technology, information and data support.
Regulations Related to Online Games
Regulatory Authorities
Pursuant to the Notice on Issuing the Provisions on the Main Functions, Internal Bodies and Staffing of the General Administration of Press and Publication (National Copyright Administration) promulgated by the General Office of the State Council on July 11, 2008, the Notice of the State Commission Office for Public Sector Reform on Interpretation of the State Commission Office for Public Sector Reform on Several Provisions relating to Animation and Comics, Online Game and Comprehensive Law Enforcement in Culture Market in the Three Provisions jointly promulgated by the MOC, SARFT and the General Administration of Press and Publication, or the GAPP on September 7, 2009, the administration of anime and online game shall be conducted by the MOC, and the GAPP is responsible for the examination and approval process of online games prior to online publication. After the online games uploaded on the internet, online games will be administered by the MCT. Moreover, if an online game is launched on the internet without the prior approval of the GAPP, the MCT will be responsible for guiding the cultural market law enforcement team to conduct investigation and punishment. In March 2013, the SAPPRFT formed based on the Notice on the Institutional Reform issued by the State Council.
In March 2018, the Central Committee of the Communist Party of China issued the Plan for Deepening the Institutional Reform of the Party and State and the NPC promulgated the Decision of the First Session of the Thirteenth National People’s Congress on the State Council Institutional Reform Proposal (collectively, the “Institutional Reform Plans”). According to the Institutional Reform Plans, effective from March 21, 2018, the SAPPRFT was reformed and now known as the NRTA under the State Council, and the responsibility of the SAPPRFT for administration of news, publication and films, such as the approval of online game registrations and issuance of game publication numbers has been transferred to the NAPP under the Propaganda Department of the Central Committee of the Communist Party of China. The NAPP at the national level suspended approval of game registration and issuance of publication numbers for online games since March 2018 and resumed to issue game publication numbers by batches periodically since December 2018, according to certain news reports. Beginning in December 2018, the NAPP at the national level started to approve new online games.

On May 14, 2019, the MCT promulgated the Notice on Adjusting the Scope of Examination and Approval regarding the Internet Culture Operation License to Further Regulate the Approval Work, which quotes the Regulations on the Function Configuration, Internal Institutions and Staffing of the MCT, or the Function Configuration Regulations, effective from July 30, 2018, and further specifies that the MCT no longer assumes the responsibility for administering the industry of online games. On July 10, 2019, the MCT issued the Abolition Decisions on the Interim Administrative Measures for the Administration of Online Games and the Administrative Measures for Tourism Development Plan, or the Abolition Decision. The Abolition Decision also cites the Function Configuration Regulations and further abolishes the Interim Measures for the Administration of Online Games, or the Online Game Measures, which means that the MCT will no longer regulate the industry of online games. As of the date of this annual report, no laws, regulations or official guidelines have been promulgated regarding whether the responsibility of MCT for regulating online games will be undertaken by another governmental department.
Online Game Publication
According to the Internet Publishing Measures, before publishing an online game, an online publishing service provider shall file an application with the competent provincial-level publishing administrative department where it is located, and the application, if reviewed and approved, shall be submitted to the NAPP for approval. The Notice of the General Office of the General Administration of Press, Publication, Radio, Film and Television on the Administration of Mobile Game Publishing Services, which was issued on May 24, 2016, and took effect on July 1, 2016, provides that game publishing services providers shall be responsible for examining the content of their games and applying for game publication numbers, and for the purpose of this notice, the online game publishing services providers refer to online publishing service entities that have obtained the Internet Publishing Service License with game publishing business included in their scope of business.
Online Game Operations
The Online Game Measures that was issued by the MOC on June 3, 2010, and last amended on December 15, 2017, comprehensively regulate the activities related to online game business, including the research and development and production of online games, the operation of online games, the standards for online games content, the issuance of virtual currencies used for online games and virtual currency trading services. The Online Game Measures provide that any entity engaging in online game operations must obtain an Online Culture Operating Permits, and the content of an imported online game must be examined and approved by the MCT prior to its launch. Domestically developed online games must be filed with the MCT within 30 days of its launch. The Notice of the MOC on the Implementation of the Interim Measures for the Administration of Online Games, which took effect on August 1, 2010, specifies the entities regulated by the Online Game Measures and procedures related to the MCT’s review of the content of online games, and emphasizes the protection of minors playing online games and requests online game operators to promote real-name registration by their game players.
On July 10, 2019, the MCT issued the Abolition Decision, which specifies that the Online Game Measures was abolished by the MCT on July 10, 2019. On August 19, 2019, the MCT issued the Announcement on Results of Regulatory Documents
Clean-up,
which specifies that the Notice of the MCT on the Online Games Measures was abolished.
Virtual Currency and Virtual Items
On February 15, 2007, the Notice on Further Strengthening Administration of Internet Cafes and Online Games, or the Online Games Notice, was jointly issued by the MOC, the People’s Bank of China and other governmental authorities with the goal of strengthening the administration of virtual currency in online games and to avoid any adverse impact on the PRC economy and financial system. The Online Games Notice imposes strict limits on the total amount of virtual currency issued by online game operators and the amount purchased by individual players and requires a clear division between virtual transactions and real transactions carried out by way of electronic commerce. The Online Games Notice further provides that virtual currency must only be used to purchase virtual items and prohibits any resale of virtual currency.

On June 4, 2009, the MOC and the MOFCOM jointly issued the Notice on Strengthening Administration of Virtual Currency of Online Games, or the Virtual Currency Notice. According to the Virtual Currency Notice, it defines the meaning of the term “virtual currency” and places a set of restrictions on the trading and issuance of virtual currency. The Virtual Currency Notice also states that online game operators are also not allowed to give out virtual items or virtual currency through lottery-base activities, such as lucky draws, betting or random computer sampling, in exchange for players’ cash or virtual money.
According to the Notice on Regulating the Operations of Online Games and Strengthening Interim and Ex Post Regulation promulgated by the MOC on December 1, 2016, and effective as of May 1, 2017, the virtual items, purchased by users directly with legal currency, by using the virtual currencies of online games or by exchanging the virtual currencies of online games according to a certain percentage and enabling users to directly exchange for other virtual items or value-added service functions in online games, shall be regulated pursuant to the provisions on virtual currencies of online games. Online game operators shall not provide users with services to exchange virtual currencies into legal currency or physical items. Where it provides users with the option to exchange virtual currencies into physical items of minor value, the content and value of such physical items shall be in compliance with relevant laws and regulations of the State. However, this notice has been abolished by the MCT as of August 19, 2019.
Anti-addiction System and Protection of Minors
In March 2007, the GAPP and several other government agencies issued a circular requiring the implementation of an anti-fatigue system and a real-name registration system by all PRC online game operators to curb addictive online game playing by minors. To identify whether a game player is a minor and thus subject to the anti-fatigue system, a real-name registration system must be adopted to require online game players to register with their real identity information before playing online games. The online game operators are also required to submit the identity information of game players to the public security authority for verification.
In July 2011, the GAPP, together with several other government agencies, jointly issued the Notice on Initializing the Verification of Real-name Registration for the Anti-Fatigue System on Online Games, or the Real-name Registration Notice, in order to strengthen the implementation of the anti-fatigue and real-name registration system. This notice indicates that the National Citizen Identity Information Center of the Ministry of Public Security will verify identity information of game players submitted by online game operators. The Real-name Registration Notice also imposes stringent penalties on online game operators that do not implement the required anti-fatigue and real-name registration systems properly and effectively, including terminating their online game operations.
In 2011, the MOC, together with several other government agencies, jointly issued a Circular on Printing and Distributing Implementation Scheme regarding Parental Guardianship Project for Minors Playing Online Games to strengthen the administration of online games and protect the legitimate rights and interests of minors.
This circular indicates that online game operators must have person in charge, set up specific service webpages and publish specific hotlines to provide parents with necessary assistance to prevent or restrict minors’ improper game playing behavior.
On October 25, 2019, the NAPP issued the Notice on Preventing Minors from Indulging in Online Games which took effect on November 1, 2019. The Notice stipulates several requirements on the online game operation, including but not limited to: (i) all online game users shall register their game accounts with valid identity information; (ii) the time slot and duration for playing online games by minors shall be strictly controlled; (iii) the provision of paid services to minors shall be regulated; (iv) the regulation of the industry shall be enhanced and the requirements above shall be requisite for launching, publishing and operating online games; and (v) the development and implementation of an age-appropriate
reminding system shall be explored. Online game companies shall analyze the cause of minors’ addiction to games, and alter the content and features of games or game rules resulting in such addiction.

On October 17, 2020, the SCNPC revised and promulgated the Law of the PRC on the Protection of Minors (2020 Revision), which will take effect on June 1, 2021. Law of the PRC on the Protection of Minors (2020 Revision) added a new section entitled “Online Protections” which stipulates a series of provisions to further protect minors’ interests on the internet, among others, (i) online product and service providers are prohibited from providing minors with products and services that would induce minors to indulge, (ii) online service providers for products and services such as online games, live broadcasting, audio-video, and social networking are required to establish special management systems of user duration, access authority and consumption for minors, (iii) online games service providers must request minors to register and log into online games with their valid identity information, (iv) online games service providers must categorize games according to relevant rules and standards, notify users about the appropriate ages for the players of the games, and take technical measures to keep minors from accessing inappropriate online games functions, and (v) online games service providers may not provide online games services to minors from 10:00 P.M. to 8:00 A.M. the next day. As of the date of this annual report, we have implemented a real-name registration system and a Bilibili game health system in our mobile game platform in accordance with the relevant supervision requirements. These two systems include, among others, following measures:
(i) the real-name registration system requires users to register with valid identity information and the users without real-name authentication will not be able to log into the game after 1 hour’s trial playing in visitor experience mode for 15 days;
(ii) the users are not allowed to top up or purchase game virtual items in visitor experience mode;
(iii) the accumulated time of minors playing game each day is monitored, calculated and limited to less than three hours per day on PRC statutory holidays and 1.5 hours per day during other times, and upon exceeding such time limit, a notification will pop up and the player will be forced to log out;
(iv) minors are not able to log into the game between 10:00 p.m. and 8:00 a.m.; and
(v) consumption limits for minors have been implemented as required by the relevant regulatory guidance.
Regulations Related to Online Live Broadcasting Services
On November 4, 2016, the CAC issued the Administrative Regulations on Online Live Broadcasting Services, or the Online Live Broadcasting Regulations, which came into effect on December 1, 2016. According to the Online Live Broadcasting Regulations, all online live broadcasting service providers shall take various measures during operation of live broadcasting services, including but not limited to: (i) establish platforms for reviewing live broadcasting content, conducting classification and grading management according to the online live broadcasting content categories, user scale and others, add tags to graphics, video, audio or broadcast tag information for platforms; (ii) conduct verification on online live broadcasting users with valid identification information (for example, authentic mobile phone numbers) and validate the registration of online live broadcasting publishers based on their identification documents (such as identity documents, business licenses and organization code certificates), etc.
On September 2, 2016, the SAPPRFT issued the Circular on Issues concerning Strengthening the Administration of Online Live Broadcasting of Audio-Visual Programs, or the Online Live Broadcasting Circular. According to the Online Live Broadcasting Circular, License for Online Transmission of Audio-Visual Programs is a prerequisite for online audio-visual live broadcasting of general cultural events, such as social communities, sports events, as well as important political, military, economic, social and cultural events. Relevant information about specific activities to be streamed shall be filled in advance with the provincial counterparts of the NRTA. Online audio-visual live broadcasting service providers shall censor and tape such programs and retain them for at least 60 days for future check by the administrative departments; and they shall have emergency plans in place to replace programs in violation of laws and regulations. Bullet chats are not allowed in the live broadcasting of major political, military, economic, social, cultural, sports and other activities and events. Special censorship shall be implemented over the bullet chats during the live broadcasting of cultural activities of general social groups, sports events and other organizational activities.

According to the Measures for the Administration of Cyber Performance Business Operations, promulgated by the MOC on December 2, 2016, and effective as of January 1, 2017, business engaging in cyber performance operations shall apply to the cultural administrative department at the provincial level for an Online Culture Operating Permits in accordance with the Internet Culture Provisions, and the license shall specify the scope of the cyber performance.
According to the Guidelines on Strengthening Supervision of Online Live Broadcasting Marketing Activities promulgated by the SAMR on November 6, 2020, any network platform will assume the responsibility and obligation as an
e-commerce
platform operator according to the
E-Commerce
Law; provided that this platform provides operators, who sell goods or provide services via internet live broadcasting, with services such as internet operation place, transaction matchmaking and information publication in order for the transaction parties to independently complete their transaction activities.
According to the Notice on Strengthening the Management of Online Show Live Broadcasting and
E-commerce
Live Broadcasting promulgated by the NRTA on November 12, 2020, live broadcasting platforms for online shows are requested to strengthen positive value guidance and enable those tasteful, meaningful, interesting and warm live-broadcasting programs to have good traffic, and to prevent the spread of the trends of wealth flaunting, money worshiping and vulgarity. In addition, the number of content reviewers a platform is required to keep must in principle be no less than 1:50 of the number of live broadcasting rooms. Live broadcasting platforms for online shows need to manage the hosts and “virtual gifting” users based on the real-name registration system, and users who have not registered with real names or who are minors are prohibited from virtual gifting. The live broadcasting platforms are required to implement real-name registration system by real-name verification, face recognition, manual review and other measures to prevent minors from virtual gifting. The platform shall limit the maximum amount of virtual gifting each user may give per time, day and month. Live broadcasting platforms for
e-commerce
shall not illegally produce and broadcast, beyond their business scope of
e-commerce,
any commentary programs unrelated to sales of goods.
According to the Law of the PRC on the Protection of Minors (2020 Revision), which will take effect on June 1, 2021, among others, live broadcasting service providers are not allowed to provide minors under age 16 with online live broadcasting publisher account registration service, and must obtain the consent from parents or guardians and verify the identity of the minors before allowing minors aged 16 or above to register live broadcasting publisher accounts.
Regulations Related to Advertising Business
The Advertisement Law of the PRC, which was promulgated by the SCNPC on October 27, 1994, and last amended on October 26, 2018, requires advertisers to ensure that the content of the advertisements is true. The content of advertisements shall not contain prohibited information, including but not limited to: (i) information that harms the dignity or interests of the State or divulges the secrets of the State, (ii) information that contains wordings such as “national level,” “highest level” and “best” and (iii) information that contains ethnic, racial, religious or sexual discrimination. Advertisements posted or published through the internet shall not affect normal usage of network by users. Advertisements published in the form of pop-up
window on the internet shall display the close button clearly to make sure that the viewers can close the advertisement by one click.
The Internet Advertisement Measures, which were promulgated by the State Administration for Industry and Commerce of the PRC, or the SAIC, currently known as the SAMR, on July 4, 2016, and became effective on September 1, 2016, regulate any advertisement published on the Internet, including but not limited to, those on websites, webpage and apps, those in the forms of word, picture, audio, video and others. According to the Internet Advertisement Measures, Internet information service providers must stop any person from using their information services to publish illegal advertisements if they are aware of, or should reasonably be aware of, such illegal advertisements even though the Internet information service provider merely provides information services and is not involved in the internet advertisement businesses.

Regulations Related to
E-Commerce
The SAIC adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services on May 31, 2010, and replaced by the Administrative Measures for Online Trading on January 26, 2014, which became effective on March 15, 2014. These measures impose more stringent requirements and obligations on online trading or service operators as well as marketplace platform providers. For example, marketplace platform providers are obligated to examine the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location on a merchant’s web page the information stated in the merchant’s business license or a link to its business license. On December 24, 2014, the MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third-Party Online Retail Platforms (Trial) to regulate the formulation, revision and enforcement of transaction rules for online retail marketplace platforms.
On August 31, 2018, the SCNPC promulgated the
E-Commerce
Law, which came into effect on January 1, 2019. The
E-commerce
Law imposes a series of requirements on
e-commerce
operators including
e-commerce
platform operators, merchants operating on the platform and the individuals and entities carrying out business online. According to the
E-commerce
Law,
e-commerce
operators who provide search results based on consumers’ characteristics, such as hobbies and consumption habits, shall also provide consumers with options that are not targeted at their personal characteristics at the same time, respect and fairly protect the legitimate interests of the consumers. In addition,
e-commerce
platform operators are not allowed to impose unreasonable restrictions over or add unjustified conditions to transactions concluded on their platforms by merchants, or charge merchants operating on its platform any unreasonable fees.
An
e-commerce
operator shall obtain a license for value-added telecommunications services with the specification of online data processing and transaction processing business from appropriate telecommunications authorities, pursuant to the Telecommunications Regulations and the Catalog of Telecommunications Services.
The Consumer Protection Law, which was promulgated by the SCNPC on October 31, 1993, and last amended on October 25, 2013, effective as of March 15, 2014, sets out the obligations of business operators and the rights and interests of consumers. Business operators must guarantee the quality, function, usage and term of validity of the goods or services they sell or provide, if these goods and services are consumed under normal standards. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online platforms may claim damages from the sellers or service providers. Online platform operators may be subject to liabilities if the lawful rights and interests of consumers are infringed in connection with consumers’ purchase of goods or acceptance of services on online platforms if the platform operators fail to provide consumers with authentic contact information of the sellers or service providers. On January 6, 2017, the SAIC issued the Interim Measures for No Reason Return of Online Purchased Commodities within Seven Days, which came into effect on March 15, 2017, further clarifying the scope of consumers’ rights to make returns without a reason, including exceptions, return procedures and online marketplace platform providers’ responsibility to formulate seven-day
no-reason
return rules and related consumer protection systems, and supervise the merchants for compliance with these rules. On December 29, 2020, the SAMR promulgated the Announcement on Strengthening the Recall and Supervision of Consumer Goods Sold Online to further protect the safety of consumers’ personal properties.
Regulations Related to Internet Information Security and Privacy Protection
Internet content in China is also regulated and restricted from a state security point of view. The Decision Regarding the Safeguarding of Internet Security, enacted by the SCNPC on December 28, 2000, and amended with immediate effect on August 27, 2009, makes it unlawful to, including but not limited to: (i) gain improper entry into a computer information system of national affairs, national defense or cutting-edge science and technology; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Administrative Measures for the Security Protection of International Connections to Computer Information Network, issued by the Ministry of Public Security on December 30, 1997, and amended on January 8, 2011, prohibits the use of the internet in ways that, among other things, result in a leakage of state secrets or the distribution of socially destabilizing content.
On July 1, 2015, the SCNPC issued the National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard the sovereignty, national security and cyber security and development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services and other important activities that are likely to impact the national security of China.

On June 28, 2016, the CAC promulgated the Administrative Provisions on Mobile Internet Applications Information Services, which became effective on August 1, 2016, providing that mobile Internet application providers are prohibited from engaging in any activity that may endanger national security, disturb social order or infringe the legal rights of third parties, and may not produce, copy, release or disseminate through mobile Internet applications any content prohibited by laws and regulations.
On November 7, 2016, the SCNPC issued the Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law provides that network operators must set up internal security management systems that meet the requirements of a classified protection system for cyber security, including appointing dedicated cyber security personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cyber security incidents, and taking data security measures such as data classification, backups and encryption. The Cyber Security Law imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cyber Security Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up.
The Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security on December 13, 2005, and became effective on March 1, 2006, require internet service providers to keep records of certain information about their users (including but not limited to user registration information, log-in
and
log-out
times, IP addresses, content and time of posts by users) for at least 60 days. Under the Cyber Security Law, network operators must also record and report any instances of publication of prohibited information and take measures to prevent such information from dissemination. A network operator fails to comply with such requirements may be imposed fines, confiscated of illegal gains, revoked of its licenses, suspended of its business, shut down of its websites or, in severe cases, take criminal liabilities.
On June 22, 2007, the Administrative Measures for the Graded Protection of Information Security was issued by the Ministry of Public Security and several other governmental agencies, according to which, the State shall, by developing nationally effective good practice and technical standards for the graded protection of information security, and organize citizens, legal persons and other organizations to carry out graded security protection of information system. The destruction of a Grade III information system will cause material damage to social order and public interests or will cause damage to national security. Entities operating and using Grade III information system shall protect the information system in accordance with relevant good practice and technical standards of the State. The state departments in charge of the supervision and administration of information security shall supervise and administer the graded protection work on information security of the information system of such Grade.
On March 13, 2019, the Office of the Central Cyberspace Affairs Commission, or the OCCAC, and the SAMR jointly issued the Notice on App Security Certification and the Implementation Rules on Security Certification of Mobile Internet Application, which encourages mobile application operators to voluntarily obtain app security certification, and search engines and app stores are encouraged to recommend certified applications to users.
PRC government authorities have enacted legislations on internet use to protect personal information from any unauthorized disclosure and prohibits an internet content provision operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party. The Several Provisions on Regulating the Market Order of Internet Information Services, promulgated by the MIIT on December 29, 2011, and became effective on March 15, 2012, stipulate that internet content provision operators may not, without user’s consent, collect user’s personal information, which is defined as user information that can be used alone or in combination with other information to identify the user, and may not provide any such information to third parties without user’s prior consent, unless when required by laws or regulations. In addition, an internet content provision operator may only use such user’s personal information for the stated purposes under the internet content provision operator’s service scope. Internet content provision operators are also required to ensure the proper security of user’s personal information, and take immediate remedial measures if user’s personal information has been or may be divulged.
On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information. Most requirements under the order that are relevant to internet content provision operators are consistent with pre-existing
requirements but the requirements under the order are often more stringent and have a wider scope. If an internet content provision operator wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Internet content provision operators are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties.

On January 23, 2019, the OCCAC, the MIIT and the Ministry of Public Security, and the SAMR jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages app operators to conduct security certifications and encourages search engines and app stores to clearly mark and recommend those certified apps. On August 22, 2019, the CAC issued the Regulation on Cyber Protection of Children’s Personal Information, effective on October 1, 2019. Network operators are required to establish special policies and user agreements to protect children’s personal information, and to appoint special personnel in charge of protecting children’s personal information. Network operators who collect, use, transfer or disclose personal information of children are required to, in a noticeable and clear way, notify and obtain consent from children’s guardians. On November 28, 2019, the CAC, MIIT, the Ministry of Public Security and SAMR jointly issued the Measures to Identify Illegal Collection and Usage of Personal Information by Apps, which lists six types of illegal collection and usage of personal information, including “failure to publish rules on the collection and usage of personal information,” “failure to expressly state the purpose, manner and scope of the collection and usage of personal information,” “collecting and using personal information without obtaining consents from users,” “collecting personal information irrelevant to the services provided,” “providing personal information to other parties without obtaining consent” and “failure to provide the function of deleting or correcting personal information as required by law or failure to publish the methods for complaints and reports or other information.”
On October 21, 2020, the Legislative Affairs Committee of the NPC has publicly solicited opinions on the PRC Personal Information Protection Law (Draft) (“Draft Personal Information Protection Law”), which sets forth detailed rules on handling personal information and legal responsibilities, including but not limited to the scope of personal information and the ways of processing personal information, the establishment of rules for processing personal information, and the individual’s rights and the processor’s obligations in the processing of personal information. The Draft Personal Information Protection Law also strengthens the punishment for those who illegally process personal information. We have taken measures to ensure compliance of personal information collection and protection, and these measures can also meet the requirements of the Draft Personal Information Protection Law in all material aspects, for example, formulating the privacy policy on the platform to obtain users’ consent at the time of account registration and obtain their consent again when the privacy policy is modified, which inform the users of the identity and contact information of the processor of personal information, the purpose of the processing of personal information, the manner of processing, the type of personal information processed, the retention period, the manner and procedures for individuals to exercise their rights under this law and other information prescribed by the relevant laws. In addition, we have formulated and implemented the internal specification to manage the security vulnerability and arrange auditing, risk assessment and documentation as well as providing users with infringement complaint channels. Furthermore, if the final adopted PRC Personal Information Protection Law requires other new requirements, we will also promptly adjust or take relevant measures to ensure compliance with such requirements in accordance with the law. Therefore, based on above, our PRC counsel, Tian Yuan Law Firm, is of the view that we will be able to comply with the law in all material aspects if the draft form is adopted. As of the date of this annual report, the Draft Personal Information Protection Law has not been formally adopted.
According to the Law of the PRC on the Protection of Minors (2020 Revision), which will take effect on June 1, 2021, information processors must follow the principles of legality, legitimacy and necessity when processing personal information of minors via internet, and must obtain consent from minors’ parents or other guardians when processing personal information of minors under age of 14. In addition, internet service providers must promptly alert upon the discovery of publishing private information by minors via the internet and take necessary protective measures.
On August 29, 2015, the SCNPC issued the Ninth Amendment to the Criminal Law, effective on November 1, 2015. Any internet service provider that fails to comply with obligations related to internet information security administration as required by applicable laws and refuses to rectify upon order shall be subject to criminal penalty for (i) any large-scale dissemination of illegal information; (ii) any severe consequences due to the leakage of the user information; (iii) any serious loss of criminal evidence; or (iv) other severe circumstances. Furthermore, any individual or entity that (i) sells or distributes personal information in a manner which violates relevant regulations, or (ii) steals or illegally obtains any personal information is subject to criminal penalty in severe circumstances.
Regulations Related to Intellectual Property Rights
Trademark
Trademarks are protected by the Trademark Law of the PRC which was promulgated by the SCNPC on August 23, 1982, last amended on April 23, 2019, and took effect on November 1, 2019, as well as the Implementation Regulation of the PRC Trademark Law, adopted by the State Council on August 3, 2002, and revised on April 29, 2014. In the PRC, registered trademarks include commodity trademarks, service trademarks, collective marks and certification marks. The Trademark Office of National Intellectual Property Administration handles trademark registrations and grants a term of 10 years to registered trademarks commencing from the date of registration and the registered trademarks can be renewable every 10 years where a registered trademark needs to be used after the expiration of its validity term.

Patent
According to the Patent Law of the PRC, promulgated by the SCNPC on March 12, 1984, amended on December 27, 2008, effective as of October 1, 2009 and further amended on October 17, 2020 and will be effective on June 1, 2021, and the Implementing Rules of the Patent Law of the PRC, promulgated by the China Patent Bureau Council on January 19, 1985, last amended on January 9, 2010, and effective from February 1, 2010, there are three types of patents in the PRC: invention patents, utility model patents and design patents. Under the currently effective Patent Law, the protection period of a patent right for invention patents shall be 20 years and the protection period of a patent right for utility model patents and design patents shall be 10 years, both commencing from the filing date. According to the Patent Law of the PRC, any entity or individual that seeks to exploit a patent owned by another party shall enter into a patent license contract with the patent owner concerned and pay patent royalties to the patent owner. Pursuant to the Measures for the Filling of Patent Licensing Contracts, promulgated by the State Intellectual Property Office on June 27, 2011, and effective as of August 1, 2011, the State Intellectual Property Office shall be responsible for filing of patent licensing contracts nationwide and the parties concerned shall complete filing formalities within three months from the effective date of a patent licensing contract.
Copyright
The Copyright Law of the PRC, or the Copyright Law, which was promulgated by the SCNPC on September 7, 1990, last amended on February 26, 2010, became effective as of April 1, 2010, further amended on November 11, 2020, and will take effect on June 1, 2021. Under the currently effective Copyright Law, Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. The purpose of the Copyright Law aims to encourage the creation and dissemination of works which is beneficial for the construction of socialist spiritual civilization and material civilization and promote the development and prosperity of Chinese culture.
Under the Regulation on Protection of the Right to Network Dissemination of Information that took effect on July 1, 2006, and was amended on January 30, 2013, it is further provided that an internet information service provider may be held liable under various situations, including if it knows or should reasonably have known a copyright infringement through the internet and the service provider fails to take measures to remove or block or disconnects links to the relevant content or, although not aware of the infringement, the internet information service provider fails to take such measures upon receipt of the copyright holder’s notice of infringement.
Measures on Administrative Protection of Internet Copyright, that were promulgated by the MIIT and National Copyright Administration, or the NCA, and took effect on May 30, 2005, provided that an internet information service provider shall take measures to remove the relevant content, record relevant information after receiving the notice from the copyright owner that some content communicated through internet infringes upon his/its copyright and preserve the copyright owner’s notice for six months. If an internet information service provider (i) has the knowledge of an internet content provider’s tortious act of infringing upon another’s copyright through internet, or (ii) fails to take measures to remove relevant content after the receipt of the copyright owner’s notice (regardless of the internet information service provider’s knowledge of the copyright infringement act), and if the relevant copyright infringement act harms public interests, then the infringer shall be ordered to stop the tortious act, and may be imposed of confiscation of the illegal proceeds and a fine of not more than three times the illegal business amount; and if the illegal business amount is difficult to be calculated, a fine of not more than RMB100,000 may be imposed.
The Notice on Regulating Copyright Order of Internet Reproduction, issued by the NCA in April 2015, includes the following four major points: (i) clarify certain important issues related to internet copyrights in existing laws and regulations, including the definition of news, clarify statutory licenses that are not applicable to internet copyrights and prohibit the distortion of title and work intent; (ii) guide the press and media to further improve the internal management of copyrights, especially requesting the press to clarify the copyright sources of their content; (iii) encourage the press and internet media to actively carry out copyright cooperation; and (iv) ask the copyright administrations at all levels to strictly implement copyright supervision.
The Computer Software Copyright Registration Measures, or the Software Copyright Measures, promulgated by the NCA on February 20, 2002, regulate registrations of software copyright, exclusive licensing contracts for software copyright and transfer contracts. The NCA shall be the competent authority for the nationwide administration of software copyright registration and the Copyright Protection Center of China, or the CPCC is designated as the software registration authority. The CPCC shall grant registration certificates to the Computer Software Copyrights applicants which conform to the provisions of both the Software Copyright Measures and the Computer Software Protection Regulations (Revised in 2013).

Provisions of the Supreme People’s Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes over Infringement of the Right of Dissemination through Information Networks, promulgated by the Supreme People’s Court in December 2012 and further revised on December 29, 2020 and took effect on January 1, 2021, stipulate that internet users or internet service providers who provide works, performances or audio-video products, for which others have the right of dissemination through information networks or make these available on any information network without authorization shall be deemed to have infringed upon the right of dissemination through information networks.
Domain Names
The Administrative Measures on Internet Domain Names, which was promulgated by the MIIT on August 24, 2017, and became effective on November 1, 2017, regulates the “.CN” and the “zhongguo (in Chinese character)” shall be China’s national top level domains. Any party that engages in internet information services shall use its domain name in compliance with laws and regulations and in line with relevant provisions of the telecommunications authority, but shall not use its domain name to commit any illegal act.
Regulations Related to Anti-Unfair Competition
According to the Anti-Unfair Competition Law of the PRC, or the Anti-Unfair Competition Law, which was adopted by the SCNPC on September 2, 1993, became effective as of December 1, 1993, and last amended on April 23, 2019, unfair competition refers to that the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the Anti-unfair Competition Law in the production and operating activities. Pursuant to the Anti-unfair Competition Law, operators shall abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions. Operators in violation of the Anti-unfair Competition Law shall bear corresponding civil, administrative or criminal liabilities depending on the specific circumstances.
Regulations Related to Labor and Social Security
According to the Labor Law of PRC, which was promulgated by the SCNPC on July 5, 1994, came into effect on January 1, 1995, and was last amended on December 29, 2018, the Labor Contract Law of PRC, which was promulgated by the SCNPC on June 29, 2007, came into effect on January 1, 2008, and was amended on December 28, 2012, and came into effect on July 1, 2013, and the Implementation Regulations on Labor Contract Law of the PRC, which was promulgated and came into effect on September 18, 2008, by the State Council, labor contracts in written form shall be executed to establish labor relationships between employers and employees. In addition, wages cannot be lower than local minimum wage. The employers must establish a system for labor safety and sanitation, strictly abide by State rules and standards, provide education regarding labor safety and sanitation to its employees, provide employees with labor safety and sanitation conditions and necessary protection materials in compliance with State rules and carry out regular health examinations for employees engaged in work involving occupational hazards.
According to the Social Insurance Law of the PRC, which was promulgated by the SCNPC on October 28, 2010, came into effect on July 1, 2011, and was amended on December 29, 2018, the Provisional Regulations on the Collection and Payment of Social Insurance Premium, which was promulgated by the State Council on January 22, 1999, and amended on March 24, 2019, and the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Council on April 3, 1999, came into effective on the same date and was last amended on March 24, 2019, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity insurance and to housing provident funds. Any employer who fails to contribute may be fined and ordered to make up for the deficit within a stipulated time limit.

Regulations Related to Taxation
EIT
According to the EIT Law, which was promulgated on March 16, 2007, came into effect on January 1, 2008, and last amended on December 29, 2018, and the Implementation Regulations on the Enterprise Income Tax Law, which was promulgated by the State Council on December 6, 2007, came into effect on January 1, 2008, amended by the State Council on April 23, 2019, and came into effect on the same date, a uniform income tax rate of 25% will be applied to resident enterprises and non-resident
enterprises that have established production and operation facilities in China. Besides enterprises established within the PRC, enterprises established in accordance with the laws of other judicial districts whose “de facto management bodies” are within the PRC are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. A non-resident
enterprise refers to an entity established under foreign law whose “de facto management bodies” are not within the PRC but which have an establishment or place of business in the PRC, or which do not have an establishment or place of business in the PRC but have income sourced within the PRC. An income tax rate of 10% will normally be applicable to dividends declared to or any other gains realized on the transfer of shares by non-PRC
resident enterprise investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.
According to the Arrangement for the Avoidance of Double Taxation and Tax Evasion between Mainland of China and Hong Kong entered into between Mainland China and the HKSAR on August 21, 2006, if the
non-PRC
parent company of a PRC enterprise is a Hong Kong resident which directly owns 25% or more of the equity interest pf the PRC foreign-invested enterprise which pays the dividends and interests, the 10% withholding tax rate applicable under the EIT Law may be lowered to 5% for dividends and 7% for interest payments if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws. However, according to the Notice on the Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, which was promulgated by the STA on February 20, 2009, and came into effect on the same date, if the relevant PRC tax authorities determine, in their discretion, that a company benefits unjustifiably from such reduced income tax rate due to a transaction or arrangement that is primarily tax-driven,
such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued by the STA on February 3, 2018, and effective on April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner,” and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.
VAT
The Provisional Regulations on Value-added Tax, which was promulgated on December 13, 1993, came into effect on January 1, 1994, last amended on November 19, 2017, and the Detailed Implementing Rules of the Provisional Regulations on Value-added Tax, which was promulgated on December 18, 2008, and amended on October 28, 2011, came into effect on November 1, 2011, set out that all taxpayers selling goods or providing processing, repairing or replacement labor services, sales of services, intangible assets and immovable assets and importing goods in China shall pay a value-added tax.
The State Council approved, and the STA and the MOF officially launched a pilot value-added tax reform program starting from January 1, 2012, or the Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay value-added tax instead of business tax. The Pilot Program was initiated in Shanghai, then further applied to 10 additional regions such as Beijing and Guangdong province. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, according to which, all enterprises and individuals engaged in the sale of goods, the provision of processing, repairing and replacement labor services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of value-added tax. The value-added tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the value-added tax rate applicable to the small-scale taxpayers is 3%. According to the Notice of the MOF and the STA on Adjusting Value added Tax Rates, issued on April 4, 2018, and became effective on May 1, 2018, the deduction rates of 17% and 11% applicable to the taxpayers who have value-added tax taxable sales activities or imported goods are adjusted to 16% and 10%, respectively. According to the Notice of the MOF, the STA and the General Administration of Customs on Relevant Policies for Deepening Value Added Tax Reform, issued on March 20, 2019, and became effective on April 1, 2019, the value added tax rate was reduced to 13% and 9%, respectively.

Regulations Related to Foreign Exchange Control
The principal regulations governing foreign currency exchange in China are the Regulation on the Foreign Exchange Control of PRC, promulgated by the State Council on January 29, 1996, came into effect on April 1, 1996, and last amended on August 5, 2008, and the Regulations on the Administration of Foreign Exchange Settlement, Sale and Payment, promulgated by the People’s Bank of China in June 1996 and came into effect on July 1, 1996, according to which, Renminbi for current account items is freely convertible, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans and investments in securities outside of the PRC, unless the prior approval or record-filing of the SAFE or its local counterpart is obtained.
The Circular on Reforming the Management Method regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or the Circular 19, promulgated on March 30, 2015, came into effective on June 1, 2015, and last amended on December 30, 2019, allows foreign-invested enterprises to make equity investments by using RMB fund converted from foreign exchange capital. Under the Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of the enterprises. The proportion of willingness-based foreign exchange settlement of capital for foreign-invested enterprises is temporarily set at 100%. The SAFE can adjust such proportion in due time based on the circumstances of the international balance of payments. However, Circular 19 and the Circular on Reforming and Regulating the Management Policies on the Settlement of Capital Projects, promulgated on June 9, 2016, continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investing and financing directly or indirectly in securities and other investments except for bank’s principal-secured products, providing loans to non-affiliated
enterprises or constructing or purchasing real estate not for self-use.
On October 23, 2019, the SAFE released the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or the Circular 28, according to which besides foreign-invested enterprises engaged in investment business, non-investment
foreign-invested enterprises are also permitted to make domestic equity investments with their capital funds in foreign currency provided that such investments do not violate the Negative List (2020) and the target investment projects are genuine and in compliance with laws. According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign credits and the income under capital accounts of overseas listing, without submitting the evidentiary materials concerning authenticity of such capital for banks in advance; provided that their capital use is authentic and in compliance with administrative regulations on the use of income under capital accounts. The bank in charge shall conduct post spot checking in accordance with the relevant requirements.
According to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies, which was promulgated by SAFE in February 2012, PRC citizens or non-PRC
citizens residing in China for a continuous period of not less than one year (except for foreign diplomatic personnel in China and representatives of international organizations in China) who participate in any stock incentive plan of an overseas publicly listed company shall, through the domestic company to which the said company is affiliated, collectively entrust a domestic agency (may be the Chinese affiliate of the overseas publicly listed company which participates in stock incentive plan, or other domestic institutions qualified for asset trust business lawfully designated by such company) to handle foreign exchange registration, and entrust an overseas institution to handle issues like exercise of options, purchase and sale of corresponding stocks or equity and transfer of corresponding funds. In addition, the domestic agency is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan.

The SAFE Circular 37, promulgated by the SAFE on July 4, 2014, and came into effective on the same date, states that (i) a PRC resident, including a PRC resident natural person or a PRC legal person, shall register with the local branch of the SAFE before it contributes its assets or equity interest in domestic enterprises or offshore assets or interests into a special purpose vehicle for the purpose of investment and financing; and (ii) when the special purpose vehicle undergoes change of basic information, such as change in PRC resident natural person shareholder, name or operating period, or occurrence of a material event, such as change in share capital of a PRC resident natural person, performance of merger or split, the PRC resident shall register such change with the local branch of the SAFE in a timely manner. According to the SAFE Circular 13 which was promulgated by SAFE on February 13, 2015, came effective on June 1, 2015, and amended on December 30, 2019, banks are required to review and carry out foreign exchange registration under offshore direct investment directly. The SAFE and its branches shall implement indirect supervision over foreign exchange registration of direct investment via the banks.
Regulations Related to Dividend Distributions
The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in China include the PRC Company Law last amended in 2018 and the Foreign Investment Law. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. A PRC company, including foreign-invested enterprise, is required to set aside as general reserves at least 10% of its after-tax
profit, until the cumulative amount of such reserves reaches 50% of its registered capital unless the provisions of laws regarding foreign investment otherwise provided, and shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.
Regulations Related to M&A and Overseas Listings
The M&A Rules was jointly promulgated by six PRC governmental authorities including the MOFCOM, the STA, the SAFE, the SAMR, the State-owned Assets Supervision and Administration Commission of the State Council and the CSRC on August 8, 2006, and amended on June 22, 2009. Foreign investors must comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing of the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in China, purchase the assets of a domestic company and operate the asset; or when the foreign investors purchase the assets of a domestic company by agreement, establish a foreign-invested enterprise by injecting such assets, and operate the assets. According to Article 11 of the M&A Rules, where a domestic enterprise, or a domestic natural person, through an overseas company established or controlled by it/him/her, acquires a domestic enterprise which is related to or connected with it/him/her, approval from the MOFCOM is required. The M&A Rules, among other things, further purport to require that an offshore special purpose vehicle, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle acquires shares of or equity interests in the PRC companies in exchange for the shares of offshore companies.

C.	Organizational Structure
The following chart illustrates our company’s organizational structure, including our principal subsidiaries and consolidated affiliated entities as of the date of this annual report:

Notes:

(1)	Mr. Rui Chen holds 100% equity interests in Shanghai Kuanyu. He is also the chairman of our board of directors and our chief executive officer.
(2)	Shanghai Kuanyu has 4 subsidiaries.
(3)
Mr. Rui Chen, Mr. Yi Xu and Ms. Ni Li hold 52.3%, 44.3%, and 3.4% equity interests in Hode Information Technology, respectively, as of the date of this annual report. Mr. Chen is our controlling shareholder, the chairman of our board of directors and our chief executive officer. Mr. Xu is our founder, director and president. Ms. Li is the vice chairwoman of our board of directors and chief operating officer.

(4)	Hode Information Technology has 34 subsidiaries.
The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, our WFOE (Hode Shanghai), our principal VIEs (Shanghai Kuanyu and Hode Information Technology) and their respective shareholders. These contractual arrangements enable us to (i) exercise effective control over our principal VIEs; (ii) receive substantially all of the economic benefits of our principal VIEs; and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of them when and to the extent permitted by PRC law.

Agreements that provide us effective control over our principal VIEs
Powers of Attorney
Mr. Rui Chen executed a power of attorney on December 23, 2020, pursuant to which Mr. Rui Chen irrevocably appoints Hode Shanghai or its designated person (including but not limited to directors and their successors and liquidators replacing the directors but excluding those non-independent
or who may give rise to conflict of interests) as his
attorney-in-fact
to exercise such shareholder’s rights in Shanghai Kuanyu, including without limitation to, the rights to (i) convene and participate in shareholders’ meeting pursuant to the articles of Shanghai Kuanyu in the capacity of a proxy of Mr. Rui Chen; (ii) exercise the voting rights pursuant to the relevant PRC laws and regulations and the articles of Shanghai Kuanyu, on behalf of Mr. Rui Chen, and adopt resolutions, on matters to be discussed and resolved at shareholders’ meetings and the appointment and election of directors of Shanghai Kuanyu, and manage the company and exercise the rights of Mr. Rui Chen in the event of liquidation of Shanghai Kuanyu; (iii) sign or submit any required document to any company registry or other authorities in the capacity of a proxy of Mr. Rui Chen; and (iv) to nominate, elect, designate or appoint and remove the legal representative, directors, supervisors and other senior officers of Shanghai Kuanyu pursuant to the articles of association of Shanghai Kuanyu; (v) to raise lawsuits or other legal proceedings against the directors, supervisors and senior officers of Shanghai Kuanyu when their behaviors harm the interest of its shareholders; (vi) to sign and execute any related documents including but not limited to share transfer agreement, asset transfer agreement and board resolutions when Mr. Rui Chen exercises his right to transfer his equity in Shanghai Kuanyu in accordance with exclusive option agreement; and (vii) to instruct the directors and senior officers to act in accordance with our attention.
Mr. Rui Chen has undertaken that he will refrain from any action or omission that may cause any conflict of interest between himself and Hode Shanghai or its shareholders.
The power of attorney has an indefinite term commencing from December 23, 2020 and will be terminated in the event that (i) the power of attorney is unilaterally terminated by Hode Shanghai; or (ii) it is legally permissible for Hode Shanghai, our Company or any of our subsidiaries to hold equity interests directly or indirectly in Shanghai Kuanyu and Hode Shanghai or its designated person is registered to be the sole shareholder of Shanghai Kuanyu.
On December 23, 2020, each of the shareholders of Hode Information Technology executed a power of attorney, which contains terms substantially similar to the power of attorney executed by Mr. Rui Chen as described above.
Equity Pledge Agreements
Hode Shanghai, Shanghai Kuanyu and Mr. Rui Chen entered into an equity pledge agreement on December 23, 2020, pursuant to which Mr. Rui Chen agreed to pledge all of his equity interests in Shanghai Kuanyu to Hode Shanghai as a security interest to guarantee the performance of contractual obligations and the payment of outstanding debts under the Contractual Arrangements.
Under the equity pledge agreement, Shanghai Kuanyu and Mr. Rui Chen represent and warrant to Hode Shanghai that appropriate arrangements have been made to protect Hode Shanghai’s interests in the event of death, restricted capacity or incapacity, divorce of Mr. Rui Chen or any other event which causes his inability to exercise his rights as a shareholder of Shanghai Kuanyu to avoid any practical difficulties in enforcing the equity pledge agreement and shall procure or use its reasonable efforts to procure any successors of Mr. Rui Chen to comply with the same undertakings as if they were parties to the equity pledge agreement. If Shanghai Kuanyu declares any dividend during the term of the pledge, Hode Shanghai is entitled to receive all such dividends, bonus issue or other income arising from the pledged equity interests, if any. If Mr. Rui Chen or Shanghai Kuanyu breaches or fails to fulfill the obligations under any of the aforementioned agreements, Hode Shanghai, as the pledgee, will be entitled to escrow of the pledged equity interests, entirely or partially. In addition, pursuant to the equity pledge agreement, Mr. Rui Chen has undertaken to Hode Shanghai, among other things, not to transfer his equity interests in Shanghai Kuanyu and not to create or allow any pledge thereon that may affect the rights and interest of Hode Shanghai without its prior written consent.
The equity pledge under the equity pledge agreement takes effect upon the completion of registration with the relevant local branch of the SAMR and shall remain valid until (i) all the obligations under the Contractual Arrangements have been fulfilled; (ii) Mr. Rui Chen has transferred all of his equity interests in Shanghai Kuanyu in accordance with the exclusive option agreement and Hode Shanghai can legally conduct the businesses held by Shanghai Kuanyu; (iii) Shanghai Kuanyu has transferred all of its assets in accordance with the exclusive option agreement and Hode Shanghai can legally conduct the businesses held by Shanghai Kuanyu; (iv) the equity pledge agreement has been unilaterally terminated by Hode Shanghai; or (v) all of it is terminated as required by applicable PRC laws and regulations.
The registration of the equity pledge agreement as required by the relevant laws and regulations has been completed in accordance with the terms of the equity pledge agreement and PRC laws and regulations.

On December 23, 2020, Hode Shanghai, Hode Information Technology and each of the shareholders of Hode Information Technology entered into an equity pledge agreement, which contains terms substantially similar to the equity pledge agreement described above.
Letter of Undertakings
Pursuant to the letter of undertakings, dated December 23, 2020, the spouse of Mr. Rui Chen, the sole shareholder of Shanghai Kuanyu, unconditionally and irrevocably agreed that (i) she will not claim any Mr. Rui Chen’ direct or indirect equity interests in Shanghai Kuanyu and thus the enforcement, revision or termination of the Contractual Arrangements shall not subject to her authorization or consent, (ii) she will sign all necessary documents and take all necessary acts to ensure the proper performance of the Contractual Arrangements, and (iii) in the event that she obtains any direct or indirect equity interests in Shanghai Kuanyu, she will be subject to and be abided by any obligations as the shareholders of Shanghai Kuanyu regarding the Contractual Arrangements, and at the request of Hode Shanghai, she will sign any documents in the form and substance consistent with agreements under the Contractual Arrangements.
On December 23, 2020, the respective spouse of Rui Chen and Yi Xu, each a shareholder of Hode Information Technology, executed a letter of undertakings, which contains terms substantially similar to the letter of undertakings described above.
Agreements that allow us to receive economic benefits from our principal VIEs
Exclusive Business Cooperation Agreements
Shanghai Kuanyu and Hode Shanghai entered into an exclusive business cooperation agreement on December 23, 2020, pursuant to which Shanghai Kuanyu agreed to engage Hode Shanghai as its exclusive service provider of comprehensive business support, technical services and consultation services, including, but not limited to, the following services:

•	research and development on relevant technologies required for Shanghai Kuanyu’s business;

•	technical application and implementation in relation to Shanghai Kuanyu’s business operations;

•	technical services including advertising design solutions, software design, page production, and management consulting advice in relation to Shanghai Kuanyu’s advertising business operations;

•	daily maintenance, monitoring, debugging and troubleshooting of computer network equipment;

•	consultancy services for the procurement of relevant equipment and software and hardware systems required by Shanghai Kuanyu to carry out its network operations;

•	providing appropriate training and technical support and assistance to Shanghai Kuanyu’s employees;

•	giving advice and solutions to technical questions raised by Shanghai Kuanyu; and

•	other relevant services requested by Shanghai Kuanyu from time to time to the extent permitted under PRC laws and regulations.

Pursuant to the exclusive business cooperation agreement, the service fee shall be equivalent to the total consolidated net profit of Shanghai Kuanyu of each financial year, after offsetting the prior-year loss (if any), costs, expenses, taxes and other statutory contributions incurred in the corresponding financial year. Notwithstanding the foregoing, Hode Shanghai shall have the right to adjust the level of the service fee based on the (a) the complexity of the services provided; (b) the time required for providing the services; (c) the content and commercial value of the services provided; and (d) the market price of the same type of services. Shanghai Kuanyu has agreed to pay the service fee to the bank account designated by Hode Shanghai within five (5) business days after Hode Shanghai issues the payment notice, as amended by Hode Shanghai from time to time. In addition, pursuant to the exclusive business cooperation agreement, without the prior written approval from Hode Shanghai, Shanghai Kuanyu shall not, and/or shall procure the other consolidated affiliated entities not to, enter into any transactions (save as those transactions entered into in the ordinary course of business) that may materially affect its assets, obligations, rights or operation, including but not limited to:

1.
the sale, transfer, mortgage or otherwise dispose of any assets (except for those of value less than RMB 1 million in the ordinary course of business of the consolidated affiliated entities), business, management right or beneficial interest of income or create any security interest on any assets, including but not limited to any mortgage, pledge, share options or other guarantee arrangements;

2.	the provision of any guarantee or any fees to third parties or the occurrence of any indebtedness (except for those reasonable costs incurred in the ordinary course of business);

3.
the entering into of any material contracts (except for those where contract amount is less than RMB1 million and those which are entered into within the ordinary course of business of the consolidated affiliated entities between Shanghai Kuanyu and Hode Shanghai and its related parties);

4.	any merger, acquisition, restructuring or liquidation; and

5.	cause any conflict of interest between Shanghai Kuanyu and Hode Shanghai as well as its shareholders.
The exclusive business cooperation agreement also provides that Hode Shanghai has the exclusive proprietary rights in any and all intellectual property rights developed or created by the consolidated affiliated entities during the performance of the exclusive business cooperation agreement. The exclusive business cooperation agreement has an indefinite term commencing from December 23, 2020, being the date of the exclusive business cooperation agreement. The exclusive business cooperation agreement may be terminated by Hode Shanghai (i) by giving Shanghai Kuanyu a thirty (30) days’ prior written notice of termination; (ii) upon the transfer of the entire equity interests in or the transfer of all assets of Shanghai Kuanyu to Hode Shanghai or its designated person pursuant to the exclusive option agreement; (iii) when Shanghai Kuanyu ceases to operate any business, becomes insolvency, bankruptcy or subject to liquidation or dissolution procedures; (iv) when it is legally permissible for Hode Shanghai to hold equity interests directly in Shanghai Kuanyu and Hode Shanghai or its designated person is registered to be the shareholder of Shanghai Kuanyu; or (v) Shanghai Kuanyu breaches the exclusive business cooperation agreement. Shanghai Kuanyu is not contractually entitled to unilaterally terminate the exclusive business cooperation agreement with Hode Shanghai unless otherwise required by PRC laws and regulations.
On December 23, 2020, Hode Shanghai and Hode Information Technology entered into an exclusive business cooperation agreement, which contains terms substantially similar to the exclusive business cooperation agreement described above.
Agreements that provide us with the option to purchase the equity interests in our principal VIEs
Exclusive Option Agreements
Hode Shanghai, Shanghai Kuanyu and Mr. Rui Chen, the shareholder of Shanghai Kuanyu, entered into an exclusive option agreement on December 23, 2020, pursuant to which Mr. Rui Chen granted irrevocably to Hode Shanghai the rights to require Mr. Rui Chen to transfer any or all his equity interests and to require Shanghai Kuanyu to transfer any or all of its assets to Hode Shanghai and/or a third party designated by it, in whole or in part at any time and from time to time, at a minimum purchase price permitted under PRC laws and regulations. If not explicitly specified in PRC laws and regulations or required by the relevant government authority, the transfer price shall be free or the nominal price. Mr. Rui Chen has also undertaken that, subject to the relevant PRC laws and regulations, he will return to Hode Shanghai any consideration he receives in the event that Hode Shanghai exercises the options under the exclusive option agreement to acquire the equity interests and/or assets in Shanghai Kuanyu.

Pursuant to the exclusive option agreement, Mr. Rui Chen and Shanghai Kuanyu have undertaken to perform certain acts or refrain from performing certain other acts unless they have obtained prior approval from Hode Shanghai, including but not limited to the following matters:

1.
Shanghai Kuanyu shall not in any manner supplement, change or alter its constitutional documents or increase or decrease its registered capital or change the structure of its registered capital in other manner;

2.	Shanghai Kuanyu shall prudently and effectively operate its business and transactions in accordance with the good financial and business standards;

3.
Shanghai Kuanyu shall not sell, transfer, mortgage or otherwise dispose of any assets, business, legal or beneficial interest of its income or allow any guarantee or security to be created on its assets except for those of value less than RMB 1 million required for normal business operations;

4.
Shanghai Kuanyu shall not incur, inherit, guarantee or allow any indebtedness other than those having been disclosed to and consented by Hode Shanghai in writing or those made during the ordinary course of its business;

5.
Shanghai Kuanyu shall not enter into any material contracts with an amount more than RMB1 million without Hode Shanghai’s prior written consent, except the contracts executed in the ordinary course of business or contracts entered between Shanghai Kuanyu and our Company (or any of our subsidiaries);

6.	Shanghai Kuanyu shall operate its business in order to maintain its asset value or not allow any acts or omission which adversely affects its business or assets value;

7.	Shanghai Kuanyu shall immediately inform Hode Shanghai if its assets or business involved in any disputes, litigations, arbitrations or administrative proceedings;

8.
Shanghai Kuanyu shall not distribute any dividend to its shareholder without Hode Shanghai’s written consent. To the extent permitted under the relevant PRC laws and regulations, Mr. Rui Chen shall inform and transfer all distributable receivable by him to Hode Shanghai as soon as possible after receiving such interests;

9.	Shanghai Kuanyu and its affiliates shall provide its operation and financial information to Hode Shanghai or its designated person upon Hode Shanghai’s request;

10.
Shanghai Kuanyu shall not separate, or merge, or enter into joint operation agreements with other entities, or acquire or be acquired by other entities, or invest in any entities without Hode Shanghai’s written consent;

11.
Shanghai Kuanyu shall sign all necessary and appropriate documents, take all necessary and proper acts, bring up all necessary and proper requests, or raise necessary and proper defenses against claims to maintain Shanghai Kuanyu and its affiliates’ ownership for all the assets;

12.
if Mr. Rui Chen or Shanghai Kuanyu fails to perform the tax obligations under applicable laws and results in obstacles for Hode Shanghai to exercise its exclusive option right, Shanghai Kuanyu or Mr. Rui Chen shall pay the taxes or pay the same amount to Hode Shanghai so Hode Shanghai may pay the taxes instead; and

13.
Shanghai Kuanyu shall take all necessary and proper acts to ensure that all government permits, licenses, authorizations, and approvals required by Shanghai Kuanyu and its affiliates to conduct their businesses are valid and make all necessary changes as required by the relevant PRC laws and regulations.

The exclusive option agreement has an indefinite term commencing from December 23, 2020, being the date of the exclusive option agreement, until it is terminated (i) by Hode Shanghai through giving Shanghai Kuanyu and Mr. Rui Chen a prior written notice of termination; or (ii) upon the transfer of the entire equity interests held by the Mr. Rui Chen and/or the transfer of all the assets of Shanghai Kuanyu to Hode Shanghai or its designated person and the completion of registration with the relevant local branch of the SAMR. Neither Shanghai Kuanyu nor Mr. Rui Chen is contractually entitled to terminate the exclusive option agreement unless otherwise required by PRC laws and regulations.
On December 23, 2020, Hode Shanghai, Hode Information Technology and each of the shareholders of Hode Information Technology entered into an exclusive option agreement, which contains terms substantially similar to the exclusive option agreement described above.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our online entertainment business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.”; “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure— Substantial uncertainties exist with respect to how the Foreign Investment Law may impact the viability of our current corporate structure and operations.”; and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we fail to obtain and maintain the licenses and approvals required within the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.”

D.	Property, Plant and Equipment
Our headquarters is located at Wujiaochang commercial district in Shanghai, where we lease and occupy an office building with an aggregate floor area of approximately 94,413 square meters. A substantial majority of our employees are based at our headquarters in Shanghai. Our servers and network facilities for internal administrative functions are located at our headquarters. We have sales and marketing, and anime production personnel at our regional offices in Beijing and Tokyo. We lease and occupy approximately 10,375 square meters of office space in Beijing, approximately 3,839 square meters of office space in Wuhan and approximately 661 square meters of office space in Tokyo. These leases vary in duration from one to ten years.
Our company has established an entity in Shanghai, China together with Zhuhai Hengqin Wangfu Project Investment LLP (“Wangfu”), an independent third party, and two entities controlled by Mr. Rui Chen and Ms. Ni Li, respectively (the “Management Entities”), to acquire the land use rights for a parcel of land in Shanghai. Our company holds 30.01% of the shares of the entity, Wangfu holds 45%, and the Management Entities collectively hold the remaining 24.99% of the shares. The total investment for the acquisition of land use rights is estimated to be approximately RMB8.1 billion. Pursuant to the shareholders agreement among the shareholders of the entity, our company has committed to funding the acquisition of land use rights up to RMB1.2 billion, of which RMB975 million has been made as of the date of this annual report and the remaining is expected to be made before March 31, 2021.
As of the date of this annual report, some of our leased properties are subject to mortgage, and we have not registered any of our lease agreements with the relevant government authorities due to the lack of cooperation from our landlords in registering the relevant lease agreements. The failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but the competent housing authorities may order us to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered
lease agreement if we fail to complete the registration within the prescribed timeframe. As of the date of this annual report, we have not received any notification from any competent authority in the PRC in relation to the non-registration
of lease agreements.
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
Key Factors Affecting Our Results of Operations
User growth and engagement
The success of our business depends on our ability to grow our user base, and maintain and increase user engagement. We have experienced rapid user growth and aim to continue to achieve healthy and high-quality user base expansion. In the fourth quarter of 2020, we had an average of 202.0 million MAU, an increase of 55.0% from the same period in 2019. Our user base has demonstrated strong engagement and loyalty to our communities. The average daily time spent per active user on our mobile app remained above 80 minutes in 2020.
The following table sets forth our average MAU for each of the quarters indicated:

	For the Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(In millions)
Average MAU (1)	101.3	110.4	127.9	130.3	172.4	171.6	197.2	202.0

Note:

(1)	Our MAU include mobile apps MAU and PC MAU after eliminating duplicates.
Our active users generally view and consume a multitude of content offered on our platform, including videos, mobile games, live broadcasting and other content. The number of our users and the level of their engagement on our platform affect our revenues. We derive a substantial portion of revenue from our mobile game services. The mobile game user base growth and engagement are primarily driven by the launch of new games and the release of updates of our existing games. We witnessed strong growth in the revenues generated from VAS due to the increasing number of subscribers of our premium membership programs and active viewers of our live broadcasting. We also generate advertising revenues from advertisers driven by the size of our user base, the engagement of our users and our brand equity.
We will continue to implement our strategy to grow our user base and increase penetration in Generation Z+ and attract users from wider demographics. We will continue to support our PUGV content creators, enrich video content, strengthen our brand recognition and invest in user acquisition.
Our provision and commercialization of diversified product and service offerings
Our revenues and results of operations depend on our ability to convert more users to paying users and to increase their spending on our platform, which is driven by our provision of diversified product and service offerings appealing to our users. Paying users on our platform refer to users who make payments for various products and services on our platform, including purchases in mobile games offered on our platform and payments for VAS (excluding purchase on our
e-commerce
platform). A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user.
The following table sets forth our average MAU, our average monthly paying users, and average monthly revenue per paying user for each of the quarters indicated:

	For the Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(In millions)
Average MAU	101.3	110.4	127.9	130.3	172.4	171.6	197.2	202.0
Average monthly paying users	5.7	6.3	7.9	8.8	13.4	12.9	15.0	17.9
	(In RMB)
Average monthly revenue per paying user	67.6	66.4	58.1	54.5	48.3	53.8	50.1	44.2

The number of average monthly paying users has generally been increasing primarily attributable to the popularity of our premium membership program driven by the high-quality content that we offered, the expansion of our mobile games operations and diversification of other value-added services offerings. The occasional decrease of our average monthly revenue per paying user was mainly due to the substantial increase in the number of paying users attributable to our premium membership program, who on average make lower payments than other paying users such as those for the mobile games. Paying users who subscribe to our premium membership program are likely to consume derivative products of their interested OGV on our platform. For example, while enjoying an anime in our content library, such paying users are also likely to pay for the games developed based on that anime offered on our platform, the same theme of comic books, audio dramas, and figure toys of the characters in the anime. We see large commercial potentials in the derivative content consumptions.
We are continuing to diversify our product and service offerings and refine our commercialization avenues without compromising user experience. We will continue our efforts to enrich our content library, including PUGV, live broadcasting, OGV and mobile games, to convert more users to paying users. We plan to launch more high-quality games to satisfy our users’ evolving needs. In addition, we expect to witness increased revenues from advertising, as advertisers across different industries are turning to Bilibili to tap into the coveted Generation Z+ in China. We will also continue to develop our live broadcasting and other VAS. Our revenue growth will be affected by our ability to effectively execute our commercialization strategies and expand our paying user base.
Our brand recognition and market leadership
Our brand recognition as a leading video community among the Generation Z+ in China is crucial for us to attract and retain users, content creators and our business partners, and increase our revenues. We will continue to promote our brand name among broader young generations and increase our appeal to mass market.
Our ability to manage our costs and expenses
Our results of operations depend on our ability to manage our costs and expenses. Our cost of revenues consists primarily of revenue-sharing costs, content costs, server and bandwidth service costs and
e-commerce
and other costs. We expect our revenue-sharing costs to increase in absolute amount due to our business expansion in mobile games, live broadcasting and advertising businesses. We expect our content costs to increase in absolute amount as we continue to produce and procure high-quality content for our users. In addition, we expect the absolute amount of our server and bandwidth costs and our
e-commerce
and other costs to increase as we grow our business. We will also continue the investment in our brand recognition and user base for our long-term success, therefore we expect our sales and marketing expenses to increase in absolute amount as well.
Investment in technology and talent
Our technology is critical for us to better understand our users, improve user experience maintain a vibrant community, and execute our commercialization strategy. Our current research and development efforts in technology are primarily focused on enhancing our artificial intelligence technology, big data analytics capabilities and cloud technology, which we believe are crucial for us to develop user insights so as to provide more relevant and engaging content to our users and to improve our operating efficiency. In addition, there is a strong demand in China’s internet industry for talented and experienced personnel. We must recruit, retain and motivate talented employees while controlling our personnel-related expenses, including share-based compensation expenses.

IMPACT OF
COVID-19
ON OUR OPERATIONS AND FINANCIAL PERFORMANCE
A substantial majority of our revenues and workforce are concentrated in China. In early 2020, to contain the spread of
COVID-19,
the Chinese government had taken certain emergency measures, including extension of the Lunar New Year holidays, implementation of travel bans, blockade of certain roads and closure of factories and businesses. These emergency measures have been significantly relaxed by the Chinese government as of the date of this annual report. However, there has been occasional outbreaks of
COVID-19
in various cities in China, and the Chinese government may again take measures to keep
COVID-19
in check. The
COVID-19
pandemic has caused delays in the delivery of the merchandise sold on our platform to the customers in the first quarter of 2020. The delivery has been gradually recovering since the second quarter of 2020. We have experienced a significant increase in the size and engagement of our active user base during the first quarter of 2020 partly due to the shelter-in-place
restrictions in China, and we have been able to maintain the momentum of user acquisition and engagement in the other quarters of 2020. Our MAU increased by 18% from the second quarter to the fourth quarter of 2020 as
COVID-19
subsided. However, there remain significant uncertainties surrounding
COVID-19
and its further development as a global pandemic. Hence, the extent of the business disruption and the related impact on our financial results and outlook cannot be reasonably estimated at this time. See also “Item 3. Key Information — D. Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics and other outbreaks, such as the
COVID-19
pandemic, which could significantly disrupt our operations.”
As of December 31, 2020, our cash and cash equivalents, time deposits, as well as short-term investments were RMB12.8 billion (US$2.0 billion). Our principal sources of liquidity have been cash generated from operating activities, as well as the proceeds we received from our public offerings of ordinary shares and other financing activities. We believe this level of liquidity is sufficient to successfully navigate at least twelve months of uncertainty.
Key Components of Results of Operations
Net revenues
The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Mobile games	2,936,331	71.1%	3,597,809	53.1%	4,803,382	736,151	40.0%
Value-added services	585,643	14.2%	1,641,043	24.2%	3,845,663	589,374	32.0%
Advertising	463,490	11.2%	817,016	12.1%	1,842,772	282,417	15.4%
E-commerce and others	143,467	3.5%	722,054	10.6%	1,507,159	230,982	12.6%

Total net revenues	4,128,931	100.0%	6,777,922	100.0%	11,998,976	1,838,924	100.0%

Mobile games.
We primarily offer exclusively distributed mobile games and jointly operated mobile games developed by third-party game developers. For exclusively distributed mobile games, we are responsible for game launch, hosting and maintenance of game servers, game promotions and customer services. We also develop localized versions for games licensed from overseas developers. For jointly operated mobile game services, we provide our mobile game platform for mobile games developed by third-party developers. We earn game distribution service revenue within the applicable contract periods by providing payment solutions and game promotion services, while game developers are responsible for providing game products, hosting and maintaining game servers and determining the pricing of in-game
virtual items. We derived 71.1%, 53.1% and 40.0% of our revenues from mobile games in 2018, 2019 and 2020, respectively. The top 10 mobile games contributed to 67%, 46% and 33% of our revenues in 2018, 2019 and 2020, respectively. We derive a significant portion of mobile game revenues from a limited number of games. One mobile game contributed more than 10% of our total net revenues for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, we operated 43 exclusively distributed mobile games and hundreds of jointly operated mobile games. Our revenues from mobile games depend on the number of paying users, and ultimately are determined by our ability to select, procure and offer engaging games tailored to our platform and our user preferences. We expect revenues from mobile games to continue to grow in absolute amount. At the same time, we expect greater contribution by revenues from other streams of business as we take initiatives to grow our VAS, advertising and
E-commerce
businesses.

VAS.
We primarily generate VAS revenues from (i) subscription fees of our premium membership program, which offers paying members benefits including exclusive or advanced access to certain OGV, and (ii) sales of in-channel
virtual items for use in our live broadcasting so that users can send them to hosts to show their support, which comprise of either consumable items, such as gifts and items that create special visual effects, or time-based items, such as privileges and titles. Meanwhile, we also generate revenues from other VAS including sales of paid content and virtual items on our video, audio and comic platforms. We expect revenues from VAS to continue to grow driven by the increasing popularity of our premium membership programs and live broadcasting.
Advertising.
We generate advertising revenues primarily from brand advertising and performance-based feed advertisements. Brand advertisements primarily appear on the app opening page, the top banner, the website home page banner and the inline video feed alongside organic feeds. Brand advertisements can also be customized according to advertisers’ need and appeared in Bilibili-produced OGV or events. Performance-based advertisements primarily appear as inline video feeds alongside with organic feeds. Leveraging our deep user insight, we can push the advertisements to users who are most likely to be interested. We have also worked with our content creators and licensed content providers to offer advertisers customized native advertisements. We expect our advertising revenues to increase in the foreseeable future as we continue to introduce new advertising and marketing solutions and attract more advertisers.
E-commerce
and others.
Our
e-commerce
and others primarily consist of sales of products on our
e-commerce
platform and revenues from offline performance activities. We expect an increase in
e-commerce
and others in the foreseeable future considering the growing demand for
ACG-related
products from our users.
Cost of revenues
The following table sets forth the components of our cost of revenues by amounts and percentages of cost of revenues for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Revenue-sharing costs	1,630,881	49.8%	2,494,416	44.6%	4,366,490	669,194	47.7%
Content costs	543,009	16.6%	1,001,600	17.9%	1,875,546	287,440	20.5%
Server and bandwidth costs	618,737	18.9%	919,753	16.5%	1,141,257	174,905	12.5%
E-commerce and others	480,866	14.7%	1,171,904	21.0%	1,775,507	272,109	19.3%

Total cost of revenues	3,273,493	100%	5,587,673	100%	9,158,800	1,403,648	100%

Revenue-sharing costs consist of fees paid to game developers, distribution channels (app stores) and payment channels, and fees we share with hosts of our live broadcasting and content creators in accordance with our revenue-sharing arrangements. Content costs consist of amortized costs of purchased licensed content from copyright owners or content distributors and our production costs. Server and bandwidth costs are the fees we pay to telecommunication carriers and other service providers for telecommunication services, hosting our servers at their internet data centers, and providing content delivery network and application services.
E-commerce
and others consist of cost of goods sold associated with our
e-commerce
business, staff cost, depreciation and others.

Operating expenses
The following table sets forth the components of our operating expenses by amounts and percentages of operating expenses for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	585,758	37.0%	1,198,516	44.6%	3,492,091	535,186	58.4%
General and administrative expenses	461,165	29.1%	592,497	22.1%	976,082	149,592	16.3%
Research and development expenses	537,488	33.9%	894,411	33.3%	1,512,966	231,872	25.3%

Total operating expenses	1,584,411	100%	2,685,424	100%	5,981,139	916,650	100%

Sales and marketing expenses
. Sales and marketing expenses consist primarily of general marketing and promotional expenses, as well as salaries and benefits, including share-based compensation expenses, for our sales and marketing personnel. We expect our sales and marketing expenses to increase in absolute amounts in the foreseeable future as we increase our investment in boasting our brand recognition, user base and market leadership and promoting our services. For a detailed description of the major promotional, advertising and marketing activities that we have invested in, see “Item 4. Information on the Company—B. Business Overview—Branding and Marketing.”
The following table sets for the components of our sales and marketing expenses for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses:
Marketing and promotional expenses	436,487	74.5%	934,701	78.0%	3,005,965	460,684	86.1%
Staff costs	131,183	22.4%	204,770	17.1%	400,910	61,442	11.5%
Others	18,088	3.1%	59,045	4.9%	85,216	13,060	2.4%

Total sales and marketing expenses	585,758	100.0%	1,198,516	100.0%	3,492,091	535,186	100%

Our marketing and promotional expenses increased by 221.6% from RMB934.7 million in 2019 to RMB3,006.0 million (US$460.7 million) in 2020, primarily attributable to increased expenses associated with the promotion of our brand and other marketing activities. We launched a series of campaigns aimed at spreading the Bilibili brand name among a broader audience in the second quarter of 2020, in tandem with expanding our content appeal to a mass market. During our 11 th
anniversary, we introduced a new slogan,
Bilibili-All
the Videos You Like, to help define our brand proposition and appeal to a wider base. With this vision in mind, we launched a branding campaign series, the Hou Lang, Ru Hai and Xi Xiang Feng trilogy videos, all echoing strongly with our existing and potential users, to help bring an uptick in brand perception and increase brand awareness across different demographics. Our marketing and promotional efforts also include placing advertisements on various app stores, video app channels and over-the-top
channels. As a result, sales and marketing expenses as percentage of total revenue increased from 17.7% in 2019 to 29.1% in 2020.

General and administrative expenses
. General and administrative expenses consist primarily of salaries and other compensation-related expenses, including share-based compensation expenses for our general and administrative personnel, professional fees, rental expenses and allowance for doubtful accounts. We expect our general and administrative expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of our business as well as accounting, insurance, investor relations and other public company costs.
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

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	4,128,931	100.0%	6,777,922	100.0%	11,998,976	1,838,924	100.0%
Cost of revenues (1)	(3,273,493)	(79.3)%	(5,587,673)	(82.4)%	(9,158,800)	(1,403,648)	(76.3%)

Gross profit	855,438	20.7%	1,190,249	17.6%	2,840,176	435,276	23.7%
Operating expenses:
Sales and marketing expenses (1)	(585,758)	(14.2)%	(1,198,516)	(17.7)%	(3,492,091)	(535,186)	(29.1)%
General and administrative expenses (1)	(461,165)	(11.2)%	(592,497)	(8.7)%	(976,082)	(149,592)	(8.1)%
Research and development expenses (1)	(537,488)	(13.0)%	(894,411)	(13.2)%	(1,512,966)	(231,872)	(12.6)%

Total operating expenses	(1,584,411)	(38.4)%	(2,685,424)	(39.6)%	(5,981,139)	(916,650)	(49.8)%

Loss from operations	(728,973)	(17.7)%	(1,495,175)	(22.0)%	(3,140,963)	(481,374)	(26.1)%
Other income/(expenses):
Investment income, net (including impairments)	96,440	2.3%	96,610	1.4%	28,203	4,322	0.2%
Interest income	68,706	1.7%	162,782	2.4%	83,301	12,766	0.7%
Interest expense	—	—	(46,543)	(0.7)%	(108,547)	(16,636)	(0.9%)
Exchange (losses)/gains	(1,661)	0.0%	(11,789)	(0.2)%	41,717	6,393	0.3%
Others, net	26,455	0.6%	26,412	0.4%	95,641	14,660	0.8%

Loss before tax	(539,033)	(13.1)%	(1,267,703)	(18.7)%	(3,000,648)	(459,869)	(25.0%)
Income tax	(25,988)	(0.6)%	(35,867)	(0.5)%	(53,369)	(8,180)	(0.4%)

Net loss	(565,021)	(13.7)%	(1,303,570)	(19.2)%	(3,054,017)	(468,049)	(25.4%)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	28,173	23,281	37,087	5,684
Sales and marketing expenses	11,499	14,269	40,808	6,254
General and administrative expenses	102,544	68,497	181,753	27,855
Research and development expenses	38,977	66,503	126,250	19,349

Total	181,193	172,550	385,898	59,142

Year ended December 31, 2020 compared to year ended December 31, 2019
Net revenues
Our net revenues increased by 77.0% from RMB6,777.9 million in 2019 to RMB11,999.0 million (US$1,838.9 million) in 2020. Across our platform, our average monthly paying users increased from 7.2 million in 2019 to 14.8 million in 2020. In addition, our paying ratio (average monthly paying user / MAU) increased from 6.1% in 2019 to 8.0% in 2020. We set forth below our key operating metrics.

	For the Year Ended December 31,
	2018	2019	2020
	(in millions, except as otherwise indicated)
Average MAU	87.0	117.5	185.8
Average monthly paying user	3.4	7.2	14.8
Paying ratio % (Average monthly paying user / MAU)	3.9%	6.1%	8.0%
Average monthly paying user for mobile games	0.9	1.2	1.8
Average monthly paying user for VAS (1)	2.5	6.0	13.0
Daily time spending per active user (minutes)	over 75 minutes	over 80 minutes	over 80 minutes
Note:

(1)	Average monthly paying user for VAS excludes the duplicative average monthly paying user for mobile games.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Average monthly revenue per MAU (1)	4.0	4.8	5.4
Average monthly revenue per paying user (2)	87.6	60.7	48.7
Average monthly revenue per paying user for mobile games	284.5	254.6	223.6
Average monthly revenue per paying user for VAS	19.6	22.7	24.6

Notes:

(1)	Numerator is the total net revenues.
(2)	Numerator includes only revenues from mobile games and VAS.
Mobile games
. Our net revenues from mobile games increased by 33.5% from RMB3,597.8 million in 2019 to RMB4,803.4 million (US$736.2 million) in 2020. The increase was primarily due to the popularity of our newly launched mobile games. As of December 31, 2020, we operated 43 exclusively distributed mobile games and hundreds of jointly operated mobile games. The average monthly paying user for mobile games increased from 1.2 million in 2019 to 1.8 million in 2020.
VAS
. Our net revenues from VAS increased by 134.4% from RMB1,641.0 million in 2019 to RMB3,845.7 million (US$589.4 million) in 2020, mainly attributable to our enhanced commercialization efforts, led by increases in the number of paying users for our premium membership program, live broadcasting services and other value-added services, attracted by the high quality and diversified content on our platform. The average monthly paying user for VAS increased from 6.0 million in 2019 to 13.0 million in 2020. The average monthly revenue per paying user for VAS increased from RMB22.7 in 2019 to RMB24.6 in 2020. Our average monthly revenue per MAU increased from RMB4.0 in 2018 to RMB4.8 in 2019, and further to RMB5.4 in 2020, due to the successful execution of our monetization strategies to diversify our revenue sources by expanding our VAS and advertising business. Specifically, for premium membership program, the average monthly paying user increased from 5.9 million in 2019 to 12.4 million in 2020, and the average monthly revenue per paying user increased from RMB10.2 in 2019 to RMB11.3 in 2020. For live broadcasting program, the average monthly paying user increased from 0.6 million in 2019 to 1.1 million in 2020, and the average monthly revenue per paying user increased from RMB89.0 in 2019 to RMB105.3 in 2020.

Advertising
. Our net revenues from advertising increased by 125.6% from RMB817.0 million in 2019 to RMB1,842.8 million (US$282.4 million) in 2020. This increase was primarily attributable to further recognition of Bilibili’s brand name in China’s online advertising market. The increase in our user base also attracted more advertisers to promote their products and services on our platform, due to the greater exposure that the advertisements could enjoy on our platform. Our average MAU increased from 117.5 million in 2019 to 185.8 million in 2020.
E-commerce
and Others
. We had RMB722.1 million and RMB1,507.2 million (US$231.0 million) of
e-commerce
and other net revenues in 2019 and 2020, respectively. The increase was primarily attributable to the increase in sales of products on our
e-commerce
platform and sub-licensing the licensed content related to S10 League of Legends E-sports global events in China, and recorded other net revenues of RMB330.2 million (US$50.6 million) in 2020. As our user base increased and more users became engaged in interest-based sub-communities
such as ACG, the demand for ACG related merchandise as well as content offering grew, which drove the increase in our revenues from
e-commerce
and others.
Cost of revenues
Our cost of revenues increased by 63.9% from RMB5,587.7 million in 2019 to RMB9,158.8 million (US$1,403.6 million) in 2020 as all components of cost of revenues increased due to our business growth and the expansion of our user base.
Revenue-sharing costs, increased by 75.1% from RMB2,494.4 million in 2019 to RMB4,366.5 million (US$669.2 million) in 2020, primarily due to an increase in payments made to developers of exclusively distributed games as we rolled out more games, an increase in payments made to distribution channels as we expanded our mobile games and VAS offerings, and an increase in payments made to hosts of live broadcasting and content creators on our platform due to the increase in the numbers of our hosts and content creators.
Content costs increased by 87.3% from RMB1,001.6 million in 2019 to RMB1,875.5 million (US$287.4 million) in 2020 as we continued to expand and diversify our content offerings. We procured anime, documentaries, selected TV shows, movies and variety shows to enrich our content library. We have a large anime libraries. We provided over 3,000 documentaries on our platform in 2020, also showcasing our large documentary repositories. Our investment in content costs has contributed to the growth in our users base and the number of average monthly paying user for VAS.
Server and bandwidth costs increased by 24.1% from RMB919.8 million in 2019 to RMB1,141.3 million (US$174.9 million) in 2020, primarily due to an increase in server and bandwidth capacity to keep pace with the expansion of our user base and the increase in active users, so as to support a massive and continuously increasing volume of data generated and video views happened on our platform every day.
E-commerce
and other costs increased by 51.5% from RMB1,171.9 million in 2019 to RMB1,775.5 million (US$272.1 million) in 2020, primarily attributable to an increase in cost of goods sold associated with our
e-commerce
business and an increase in staff cost. As our user base increased and more users became engaged in interest-based sub-communities
such as ACG, the demand for ACG related merchandise also grew, which drove the increase in our revenues from
e-commerce.
We endeavored to enlarge the types of goods and enrich the content available on our
e-commerce
platform.
Gross profit
As a result of the foregoing, we had gross profit of RMB2,840.2 million (US$435.3 million) in 2020, compared to gross profit of RMB1,190.2 million in 2019.
Operating expenses
Our total operating expenses increased by 122.7% from RMB2,685.4 million in 2019 to RMB5,981.1 million (US$916.7million) in 2020, as we executed our management strategy to invest in the expansion of our user base and the growth of our business, which led to the increases in sales and marketing expenses, general and administrative expenses, as well as research and development expenses.

Sales and marketing expenses
. Our sales and marketing expenses increased by 191.4% from RMB1,198.5 million in 2019 to RMB3,492.1 million (US$535.2 million) in 2020, primarily attributable to increased channel and marketing expenses associated with our app and brand, as well as expenses associated with our mobile games’ promotion and an increase in headcount in sales and marketing personnel. Our marketing and promotional expenses increased by 221.6% from RMB934.7 million in 2019 to RMB3,006.0 million (US$460.7 million) in 2020, primarily attributable to increased expenses associated with the promotion of our brand and other marketing activities.
General and administrative expenses
. Our general and administrative expenses increased by 64.7% from RMB592.5 million in 2019 to RMB976.1 million (US$149.6 million) in 2020. The increase was primarily attributable to increases in headcount in general and administrative personnel, share-based compensation expenses, allowance for doubtful accounts, rental expenses and other general and administrative expenses.
Research and development expenses
. Our research and development expenses increased by 69.2% from RMB894.4 million in 2019 to RMB1,513.0 million (US$231.9 million) in 2020, primarily due to increases in headcount in research and development personnel, share-based compensation expenses and other research and development expenses.
Loss from operations
We incurred loss from operations of RMB3,141.0 million (US$481.4 million) in 2020, compared to loss from operations of RMB1,495.2 million in 2019, primarily due to the significant increase in sales and marketing expenses, as well as research and development expenses as a result of our management strategy to invest in the expansion of our user base and the growth of our business.
Other income
Investment income, net
. Net investment income primarily includes return earned on financial products issued by banks and other financial institutions, return from investments in money market funds, gain from disposal of long-term investments, and the fair value change of investments in publicly traded companies. We had net investment income of RMB28.2 million (US$4.3 million) in 2020, compared to RMB96.6 million in 2019.
Interest income
. Interest income represents interest earned on cash and cash equivalents and time deposits. We had interest income of RMB162.8 million and RMB83.3 million (US$12.8 million) in 2019 and 2020, respectively.
Interest expense.
Interest expense primarily represents interest payment and amortized issuance costs related to long-term debt. We had interest expense of RMB108.5 million (US$16.6 million) in 2020, primarily attributable to interest expense related to our 2027 Notes issued in June 2020 and our 2026 Notes issued in April 2019. We had interest expense of RMB46.5 million in 2019, primarily attributable to interest expense related to our 2026 Notes issued in April 2019.
Income tax
We recorded income tax of RMB53.4 million (US$8.2 million) in 2020, compared to RMB35.9 million in 2019.
Net loss
We incurred net loss of RMB3,054.0 million (US$468.0 million) in 2020, compared to net loss of RMB1,303.6 million in 2019, primarily due to the significant increase in sales and marketing expenses, as well as research and development expenses as a result of our management strategy to invest in the expansion of our user base and the growth of our business.
Year ended December 31, 2019 compared to year ended December 31, 2018
Net revenues
Our net revenues increased by 64.2% from RMB4,128.9 million in 2018 to RMB6,777.9 million in 2019. The increase was across all revenue streams, consisting of revenues from mobile games, VAS, advertising, and
e-commerce
and others. Across our platform, our average monthly paying users increased by 114.8% from approximately 3.4 million in 2018 to approximately 7.2 million in 2019. In addition, our paying ratio (average monthly paying user / MAU) increased from 3.9% in 2018 to 6.1% in 2019.

Mobile games
. Our net revenues from mobile games increased by 22.5% from RMB2,936.3 million in 2018 to RMB3,597.8 million in 2019, primarily due to the launch of new mobile games, as well as the continuous popularity of our existing mobile games, particularly the success of
Fate/Grand Order
, which was launched in September 2016. The average monthly paying user for mobile games increased from 0.9 million in 2018 to 1.2 million in 2019.
VAS
. Our net revenues from VAS increased by 180.2% from RMB585.6 million in 2018 to RMB1,641.0 million in 2019, mainly attributable to the increase in the number of paying users for our premium membership program, live broadcasting and other VAS. The average monthly paying user for VAS increased from 2.5 million in 2018 to 6.0 million in 2019. The average monthly revenue per paying user for VAS increased from RMB19.6 in 2018 to RMB22.7 in 2019. Specifically, for premium membership program, the average monthly paying user increased from 2.5 million in 2018 to 5.9 million in 2019, and the average monthly revenue per paying user increased from RMB8.1 in 2018 to RMB10.2 in 2019. For live broadcasting program, the average monthly paying user increased from 0.4 million in 2018 to 0.6 million in 2019, and the average monthly revenue per paying user increased from RMB75.1 in 2018 to RMB89.0 in 2019.
Advertising
. Our net revenues from advertising increased by 76.3% from RMB463.5 million in 2018 to RMB817.0 million in 2019. This increase was driven by revenue from our brand advertising and performance-based advertising. The increase in our user base attracted more advertisers to promote their products and services on our platform, due to the greater exposure that the advertisements can enjoy on our platform. Our average MAU increased from 87.0 million in 2018 to 117.5 million in 2019.
E-commerce
and Others
. We had RMB143.5 million and RMB722.1 million of
e-commerce
and other net revenues in 2018 and 2019, respectively. The increase was primarily attributable to the increase in sales of products as users made more purchases on our
e-commerce
platform. As our user base increased and more users became engaged in interest-based sub-communities
such as ACG, the demand for ACG related merchandise also grew which drove the increase in our revenues from
e-commerce.
Cost of revenues
Our cost of revenues increased by 70.7% from RMB3,273.5 million in 2018 to RMB5,587.7 million in 2019 as all components of cost of revenues increased due to our business growth and the expansion of our user base.
Revenue-sharing costs, which primarily consisted of the portion of revenues shared with game developers, certain popular live broadcasting hosts and content creators, increased by 52.9% from RMB1,630.9 million in 2018 to RMB2,494.4 million in 2019, primarily due to an increase in payments made to developers of exclusively distributed games, in particular
Fate/Grand Order
and
Azur Lane
, an increase in payments made to distribution channels and an increase in payments made to hosts of live broadcasting and content creators on our platform.
Content costs increased by 84.5% from RMB543.0 million in 2018 to RMB1,001.6 million in 2019 as we continued to acquire licensed content to expand and diversify our content offerings. We procured anime, documentaries, selected TV shows, movies and variety shows to enrich our content library.
Server and bandwidth costs increased by 48.7% from RMB618.7 million in 2018 to RMB919.8 million in 2019, primarily due to an increase in server and bandwidth capacity to keep pace with the expansion of our user base and the increase in active users, so as to support a massive and continuously increasing volume of data generated and video views happened on our platform every day.
Gross profit
As a result of the foregoing, we had gross profit of RMB1.2 billion in 2019, compared to gross profit of RMB855.4 million in 2018.
Operating expenses
Our total operating expenses increased by 69.5% from RMB1,584.4 million in 2018 to RMB2,685.4 million in 2019, as sales and marketing expenses and research and development expenses increased due to our business growth and the expansion of our user base.
Sales and marketing expenses
. Our sales and marketing expenses increased by 104.6% from RMB585.8 million in 2018 to RMB1,198.5 million in 2019, primarily attributable to increased channel and marketing expenses associated with our app and brand, including promotional activities for offline events, promotional expenses for mobile games, and an increase in headcount in sales and marketing personnel. Our promotional expense increased by 114.1% from RMB436.5 million in 2018 to RMB934.7 million in 2019, primarily attributable to increased expenses associated with the promotion of our brand and other marketing activities.

General and administrative expenses
. Our general and administrative expenses increased by 28.5% from RMB461.2 million in 2018 to RMB592.5 million in 2019. The increase was primarily attributable to increased general and administrative personnel-related expenses, increased amortization expense related to intangible assets acquired through business acquisitions and increased other miscellaneous expenses associated with our business expansion.
Research and development expenses
. Our research and development expenses increased by 66.4% from RMB537.5 million in 2018 to RMB894.4 million in 2019, primarily due to increased headcount in research and development personnel and increased share-based compensation expenses.
Loss from operations
As a result of the foregoing, we incurred loss from operations of RMB1,495.2 million in 2019, compared to loss from operations of RMB729.0 million in 2018.
Other income
Investment income, net
. Net investment income primarily includes return earned on financial products issued by banks and other financial institutions, return from investments in money market funds, gain from disposal of long-term investments, and the fair value change of investments in publicly traded companies. We had net investment income of RMB96.6 million in 2019, compared to RMB96.4 million in 2018.
Interest income
. Interest income represents interest earned on cash and cash equivalents and time deposits. We had interest income of RMB68.7 million and RMB162.8 million in 2018 and 2019, respectively.
Interest expense.
Interest expense primarily represents interest payment and amortized issuance costs related to long-term debt. We had interest expense of RMB46.5 million in 2019, primarily attributable to interest expense related to our 2026 Notes issued in April 2019, whereas we did not incur such interest expense in 2018.
Income tax
We recorded income tax of RMB35.9 million in 2019, compared to RMB26.0 million in 2018.
Net loss
As a result of the foregoing, we incurred net loss of RMB1,303.6 million in 2019, compared to net loss of RMB565.0 million in 2018.
Seasonality
Our results of operations are subject to seasonal fluctuations. For example, the growth of active users tends to accelerate during school holidays, such as summer and winter breaks, which typically fall in the middle of the third and first quarters of each year, and slow down at the beginning and during certain parts of the school year. We usually experience increase in video views and hence the number of active users following the release of phenomenally popular content. Seasonal fluctuations have not thus far posed material operational and financial challenges to us, as such periods tend to be brief and predictable, allowing us to re-allocate
resources and improve efficiency ahead of time.
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
Hong Kong
Majority of our subsidiaries incorporated in Hong Kong, such as Hode HK and Bilibili HK Limited, are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Commencing from the year of assessment of 2018, the first HK$2 million of profits earned by our subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax.
PRC
Our PRC subsidiaries are subject to PRC EIT on their taxable income in accordance with the relevant PRC income tax laws. Effective from January 1, 2008, the statutory corporate income tax rate is 25%, except for certain entities eligible for preferential tax rates.
For example, in 2017, Hode Information Technology qualified as a HNTE and is eligible for a 15% preferential tax rate effective for three years starting from 2017 to 2019. Hode Information Technology has renewed this qualification which allows it to enjoy a 15% preferential EIT rate for three years starting from 2020 to 2022. In addition, in 2018, Shanghai Bilibili Technology Co., Ltd. qualified as a HNTE and is eligible for a 15% preferential tax rate effective for three years starting from 2018 to 2020.
Our other major PRC subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.
We are subject to value-added tax at a rate of 6% for our rendered services and value-added tax at a rate varying from 0% to 17% for goods sold depending on their categories in different periods. We are subject to surcharges on value-added tax payments in accordance with PRC law. Our advertising and marketing revenues are subject to culture business construction fee at a rate of 3% in 2018, which was reduced to 1.5% since July 1, 2019, valid until December 31, 2024.
Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. On October 14, 2019, Measures for
Non-Resident
Taxpayers to Enjoy Treatments under Tax Treaties (SAT Announcement (2019) No. 35) was issued to simplify the procedures for claiming China tax treaty benefits by non-resident
taxpayers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to our shareholders and ADS holders.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders or ADS holders.”
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
Principles of consolidation
The consolidated financial statements include the financial statements of our company, its subsidiaries and VIEs for which our company is the primary beneficiary. Subsidiaries are those entities in which we, directly or indirectly, (i) control more than one half of the voting power, (ii) have the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or (iii) have the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.
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
The adoption of ASC 606 did not significantly change (i) the timing and pattern of revenue recognition for all of our revenue streams, and (ii) the presentation of revenue as gross versus net. Therefore, the adoption of ASC 606 did not have a significant impact on our financial position, results of operations, equity, cash flows or any adjustment on our consolidated financial statements as of the adoption date and for the years ended December 31, 2018, 2019 and 2020.

Our revenue recognition policies effective upon the adoption of ASC 606 are as follows:
Mobile game services

•	Exclusively distributed mobile games
For the years ended December 31, 2018, 2019 and 2020, we primarily generate revenues from the sale of in-game
virtual items to enhance the game-playing experience.
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
We have estimated the average playing period of the paying players for each game, usually between three to eight months. We consider the average period that players typically play the games and other game player behavior patterns, as well as various other factors to arrive at the best estimates for the estimated playing period of the paying players. To compute the estimated average playing period for paying players, we consider the initial purchase date as the starting point of a player’s lifespan. We track populations of paying players who made their initial purchases during the interval period, or the Cohort, and track each Cohort to understand the subsequent churn rate of the paying players of each Cohort,
i.e.
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
Proceeds earned from selling
in-game
virtual items are shared between us and the third-party game developers, with the amount paid to the third-party game developers generally calculated based on amounts paid by paying players, after deducting the fees paid to the payment channels and the distribution channels. Fees paid to third-party game developers, distribution channels and payment channels are recorded as “cost of revenues” on our consolidated statements of operations and comprehensive loss.

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

In accordance with ASC
606-10-55-39,
we assess whether we act as the principal or as an agent in the arrangement with each party respectively. With respect to the jointly operated licensed arrangements between the third-party game developers and us, we considered we do not have the primary responsibility for fulfillment and acceptability of the game services. Our responsibilities are distributing games and, providing payment solution and market promotion service, and thus we view the third-party game developers to be our customers. Accordingly, we record the game distribution service revenue from these games, on a net basis based on the ratios pre-determined
with the third-party game developers when the performance obligations are satisfied, which is generally when the paying players purchase virtual currencies issued by the third-party game developers.
VAS
We offer premium membership subscription, live broadcasting and other video, audio and comic content to the customers.
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
We operate and maintain live broadcasting channel whereby users can enjoy live performances provided by the hosts and interact with the hosts. Most of the hosts host the performance on their own. We create and sell virtual items to users so that the users present them simultaneously to hosts to show their support. The virtual items sold by us comprise of either (i) consumable items or (ii) time-based items, such as privilege titles etc. Revenues derived from the sale of virtual items are recorded on a gross basis as we act as the principal to fulfill all obligations related to the sale of virtual items in accordance with ASC
606-10-55-39.
Accordingly, revenue is recognized at
point-in-time
when the virtual item is delivered and consumed if the virtual item is a consumable item or, in the case of time-based virtual item, recognized ratably over the period each virtual item is made available to the user, which generally does not exceed one year. Proceeds received from the sales of virtual items before these virtual items are consumed are recorded as “deferred revenue.”
Under our arrangements with the hosts, we share with them a portion of the revenues derived from the sales of virtual items. The portion paid to hosts is recognized as “Cost of revenues” on our consolidated statements of operations and comprehensive loss.
Advertising services
We provide various advertising formats, mainly include but not limited to advertisements appearing on the app opening page, banner text-links, logos, buttons and rich media, performance-based advertising and native advertisements which are customized according to advertisers’ needs. We determine each format of advertisements is a distinct performance obligation. Consideration is allocated to each performance obligation based on its standalone selling price. We recognize revenue on a pro-rata
basis for each performance obligation, commencing on the date the advertisements are displayed on our platform or upon the performance obligations are satisfied, generally when users click on links.

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

E-commerce
and other revenues are recognized when control of promised goods or services is transferred to the customers, which generally occurs upon the acceptance of the goods or services by the customers. Pursuant to ASC
606-10-55-39,
for arrangements where we are primarily responsible for fulfilling the promise to provide the goods or services, are subject to inventory risk, and have latitude in establishing prices and selecting suppliers, revenues are recorded on a gross basis. Otherwise, revenues are recorded on a net basis. Cash coupons, granted to the customers for free at our discretion, are recorded as reduction of the arrangement’s transaction price, thereby reducing the amount of revenue recognized as the payment is not for a distinct good or service received from the customer in accordance with ASC
606-10-32-25.
Net revenues presented on our consolidated statements of operations and comprehensive loss are net of sales discount and sales tax.
Other Estimates and Judgments
We estimate revenue of mobile game, VAS from the third-party payment processors in the current period when reasonable estimates of these amounts can be made. The processors provide reliable interim preliminary reporting within a reasonable time frame following the end of each month and we maintain records of sales data, both of which allow us to make reasonable estimates of revenue and therefore to recognize revenue during the reporting period. Determination of the appropriate amount of revenue recognized involves judgments and estimates that we believe are reasonable, but actual results may differ from our estimates. When we receive the final reports, to the extent not received within a reasonable time frame following the end of each month, we record any differences between estimated revenue and actual revenue in the reporting period when we determine the actual amounts. The revenue on the final revenue report have not differed significantly from the reported revenue for the periods presented.
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
The following is a summary of short-term investments:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
	(in thousands)
Financial products	858,021	1,070,113	2,866,643
Investments in publicly traded companies	—	80,918	434,609
Money market funds	87,317	109,779	55,937

Total	945,338	1,260,810	3,357,189

In accordance with ASC 825,
Financial Instruments
, for financial products with variable interest rates referenced to performance of underlying assets, we elect the fair value method at the date of initial recognition and carry these investments at fair value. Changes in the fair value of these investments are reflected on our consolidated statements of operations and comprehensive loss as “investment income, net.” Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period.
For the investments in publicly traded companies, we carry the investments at fair value at the end of each reporting period. Changes in the fair value of these investments are reflected on the consolidated statements of operations and comprehensive loss as “investment income, net.”
For the years ended December 31, 2018, 2019 and 2020, we recorded investment income of RMB13.8 million, investment loss of RMB3.1 million, and investment income of RMB74.0 million (US$11.3 million) related to short-term investments on the consolidated statements of operations and comprehensive loss, respectively.
Long-term investments, net
Our long-term investments primarily consist of equity investments accounted for using the measurement alternative, equity investments accounted for using the equity method and other investments accounted for at fair value.
The following table sets forth a breakdown of our long-term investments by accounting treatment as of the dates indicated:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
	(in thousands)
Equity investments accounted for using the measurement alternative	793,149	666,025	1,791,393
Equity investments accounted for using the equity method	—	279,854	188,199
Investments accounted for at fair value	186,838	305,250	253,346

Total	979,987	1,251,129	2,232,938

•	Equity investments accounted for using the measurement alternative
For those investments over which we do not have significant influence and without readily determinable fair value, we elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, in accordance with ASU
2016-01,
Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities
. Under this measurement alternative, changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. RMB34.2 million of investment income was recognized in “Investment income, net”, as a result of re-measurement
of equity investments using the measurement alternative, for the year ended December 31, 2018. There was no re-measurement
gain or loss was recognized of equity investments accounted for using the measurement alternative for the year ended December 31, 2019 and 2020.
We have made strategic investments for strengthening our content development, creating synergy with our businesses, and enhancing our overall value. In 2018, 2019 and 2020, our equity investments accounted for using the measurement alternative included content provision companies, such as The Three-body Universe Co. Ltd., game development companies, Beijing Shi Zhi Sha Co. Ltd., anime production companies, YHKT Entertainment Cooperation Limited, and a number of other companies within our ecosystem.
We regularly evaluate the impairment of these investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss recognized equals to the excess of the investment cost over its fair value at the end of each reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. We recorded impairment charges for long-term investments of RMB46.4 million, RMB5.9 million, and RMB8.0 million (US$1.2 million) as “investment income, net” for the years ended December 31, 2018, 2019 and 2020, respectively, as we determined the fair value of these investments was less than their carrying value.

•	Equity investments accounted for using the equity method
We apply the equity method of accounting to account for equity investments and limited partnership in a private equity fund, according to ASC 323
Investment—Equity Method and Joint Ventures
, over which we have significant influence but do not own a majority equity interest or otherwise control. Under the equity method, we initially record the investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investments on our consolidated balance sheets. We subsequently adjust the carrying amount of the investments to recognize our proportionate share of each equity investee’s net income or loss into earnings and cash distributions from investees, after the date of investment. We evaluate the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. We recorded equity share of losses of nil, RMB24.2 million, and RMB50.5 million (US$7.7 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

•	Investments accounted for at fair value
In accordance with ASC 825,
Financial Instruments
, for financial products with variable interest rates referenced to performance of underlying assets and with original maturities greater than one year, we elect the fair value method at the date of initial recognition and carry these investments at fair value. Changes in the fair value of these investments are reflected on our consolidated statements of operations and comprehensive loss as “investment income, net.” Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period. We classify the valuation techniques that use these inputs as Level 2 of fair value measurements. We recorded fair value loss of RMB2.9 million, and fair value gain of RMB13.2 million, and RMB24.9 million (US$3.8 million) for the years ended December 31, 2018, 2019 and 2020, respectively.
Recent Accounting Pronouncements
A list of recently issued accounting pronouncements that are relevant to us is included in “2 ee” of our audited consolidated financial statements included elsewhere in this annual report.
Inflation
Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019 and 2020 were increases of 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

B.	Liquidity and Capital Resources
The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flows Data:
Net cash provided by operating activities	737,286	194,551	753,103	115,418
Net cash used in investing activities	(3,196,394)	(3,958,277)	(8,906,821)	(1,365,029)
Net cash provided by financing activities	4,974,810	5,078,842	8,335,419	1,277,458
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies	261,447	107,513	(466,252)	(71,456)

Net increase in cash and cash equivalents	2,777,149	1,422,629	(284,551)	(43,609)
Cash and cash equivalents at beginning of the year	762,882	3,540,031	4,962,660	760,561

Cash and cash equivalents at end of the year	3,540,031	4,962,660	4,678,109	716,952

Our principal sources of liquidity have been cash generated from operating activities, as well as the proceeds we received from our public offerings of ordinary shares and other financing activities. As of December 31, 2018, 2019 and 2020, respectively, our cash and cash equivalents were RMB3,540.0 million, RMB4,962.7 million and RMB4,678.1 million (US$717.0 million). Our cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in the United States and China, and highly liquid investments that are readily convertible to known amounts of cash and with original terms of three months or less. We entered into a one-year
RMB500.0 million revolving loan facility  provided by certain financial institution. As of December 31, 2020, such credit facility has not been utilized.
Our financing activities primarily consist of issuance and sale of our shares and convertible senior notes to investors. In March 2018, we raised from our initial public offering US$443.3 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. In October 2018, we entered into a definitive agreement with Tencent, for Tencent to invest an aggregate amount of US$317.2 million in our company after deducting transaction expenses. In April 2019, we issued US$500 million in an aggregate principal amount of convertible senior notes due 2026. Concurrently with the issuance of 2026 Notes, we completed a registered offering of ADSs, where we offered 14,173,813 ADSs at a price of US$18.00 per ADS. We raised from the 2026 Notes and this concurrent registered offering US$733.9 million in net proceeds after deducting commissions and the offering expenses. In April 2020, we issued 17,310,696 Class Z ordinary shares to Sony Corporation of America for its investment of US$399.4 million (RMB2,817.5 million) in cash after deducting transaction expenses. In June 2020, we issued US$800 million in aggregate principal amount of convertible senior notes due 2027. We raised from the 2027 Notes US$786.1 million (RMB5,594.8 million) after deducting commissions and offering expenses.
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
As of December 31, 2020, 45% of our cash and cash equivalents were held in China, and 6% were held by our VIEs and denominated in Renminbi. Although we consolidate the results of our VIEs and their subsidiaries, we only have access to the assets or earnings of our VIEs and their subsidiaries through our contractual arrangements with our VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”
In utilizing the proceeds we received from our initial public offering and other financing activities, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations.

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
Operating activities
Net cash provided by operating activities in 2020 was RMB753.1 million (US$115.4 million), as compared to net loss of RMB3,054.0 million (US$468.0 million) in the same period. The difference was primarily due to an increase of RMB734.8 million (US$112.6 million) in deferred revenue, an increase of RMB651.7 million (US$99.9 million) in accrued liabilities and other payables and an increase of RMB816.1 million (US$125.1 million) in accounts payable, partially offset by an increase of RMB417.2 million (US$63.9 million) in accounts receivable and an increase of RMB610.6 million (US$93.6 million) in prepayments and other assets. The changes in working capital were attributable to our business expansion, particularly, the expansion of our mobile games operations, diversification of other value-added services offerings and increased advertising revenues, and the increase in sales and marketing expenses. The principal non-cash
items affecting the difference between our net loss and our net cash provided by operating activities in 2020 were RMB1,721.6 million (US$263.9 million) in depreciation and amortization of property and equipment, and intangible assets, and RMB385.9 million (US$59.1 million) in share-based compensation expenses.
Net cash provided by operating activities in 2019 was RMB194.6 million, as compared to net loss of RMB1,303.6 million in the same period. The difference was primarily due to an increase of RMB586.9 million in accounts payable, an increase of RMB354.0 million in deferred revenue and an increase of RMB277.9 million in accrued liabilities and other payables, partially offset by an increase of RMB508.5 million in prepayments and other assets, and an increase of RMB399.0 million in accounts receivable. The changes in working capital were attributable to our business expansion, particularly, the expansion of our mobile games operations and value-added services offerings, and the increase in channel and marketing promotional expenses. The principal non-cash
items affecting the difference between our net loss and our net cash provided by operating activities in 2019 were RMB1,097.4 million in depreciation and amortization, RMB172.6 million in share-based compensation expenses, and RMB148.8 million in disposal gain of long-term investments and subsidiaries. The intangible assets being amortized consist of licensed copyrights of content, licensed rights of mobile games, and domain names.
Net cash provided by operating activities in 2018 was RMB737.3 million, as compared to net loss of RMB565.0 million in the same period. The difference was primarily due to an increase of RMB398.6 million in deferred revenue and an increase of RMB345.9 million in accounts payable, partially offset by an increase in prepayments and other assets of RMB540.6 million. The increases in deferred revenue, accounts payable and prepayments and other assets were attributable to our business expansion, particularly, the expansion of our mobile games operations and value-added services offerings. The principal non-cash
items affecting the difference between our net loss and our net cash provided by operating activities in 2018 were RMB642.4 million in depreciation and amortization, RMB181.2 million in share-based compensation expenses, gains of RMB144.4 million in revaluation of previously held equity interests, RMB46.4 million in impairment charge of long-term investments, and losses of RMB2.1 million in fair value changes and re-measurement
of long-term investments.
Investing activities
Net cash used in investing activities in 2020 was RMB8,906.8 million (US$1,365.0 million), primarily due to purchase of short-term investments, primarily including money market funds, financial products with variable interest rates referenced to performance of underlying assets issued by commercial banks or other financial institutions and publicly traded companies of RMB26.7 billion (US$4.1 billion), placements of time deposits of RMB10.9 billion (US$1.7 billion), cash paid for long term investments including loans of RMB1.3 billion (US$193.3 million) and purchase of intangible assets of RMB1.6 billion (US$250.9 million), which primarily consist of licensed copyrights of video content, partially offset by proceeds from maturities of short-term investments of RMB24.9 billion (US$3.8 billion) and maturity of time deposits of RMB7.7 billion (US$1.2 billion).

Net cash used in investing activities in 2019 was RMB4.0 billion, primarily due to purchase of short-term investments, including money market funds, financial products with variable interest rates referenced to performance of underlying assets issued by commercial banks or other financial institutions and publicly traded companies of RMB10.0 billion, placement of time deposits of RMB4.9 billion, purchase of intangible assets of RMB1.3 billion, and cash paid for long-term investments including loans of RMB1.2 billion, partially offset by proceeds from maturities of short-term investments of RMB10.0 billion and maturity of time deposits of RMB3.9 billion.
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
Financing activities
Net cash provided by financing activities in 2020 was RMB8,335.4 million (US$1,277.5 million), primarily attributable to the proceeds we received from our offering of 2027 Notes of RMB5.6 billion (US$857.4 million) and the proceeds we received from our issuance of Class Z ordinary shares to Sony Corporation of America of RMB2.8 billion (US$431.8 million).
Net cash provided by financing activities in 2019 was RMB5.1 billion, primarily attributable to the proceeds we received from our offerings of 2026 Notes of RMB3.4 billion and the proceeds we received from our public offerings of ordinary shares of RMB1.6 billion.
Net cash provided by financing activities in 2018 was RMB5.0 billion, primarily attributable to net proceeds from our initial public offering in March 2018 and Tencent’s investment.
Capital expenditures
Our capital expenditures are primarily incurred for purchases of intangible assets and property and equipment. Our capital expenditures were RMB1.3 billion in 2018, RMB1.6 billion in 2019 and RMB2.2 billion (US$343.1 million) in 2020. Purchases of intangible assets, which primarily consist of licensed copyrights of video content, accounted for 78.0%, 81.1% and 73.1% of our total capital expenditures in 2018, 2019 and 2020, respectively. We intend to fund our future capital expenditures with our existing cash balance and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.
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
Technology, Research and Development
Our technology platform has been designed for reliability, scalability and flexibility and is administered by our in-house
technology department. We have access to a network of approximately 21,000 self-owned and more than 7,100 leased servers across China with power supply and power generator backup as of December 31, 2020. This structure, along with other features described below, contributes to the reliability, scalability and efficiency of our network.
AI and big data analytics.
Artificial intelligence, or AI, is particularly suitable for reviewing and screening content by recognizing and analyzing patterns and connections. As the varieties and quantity of content and user interactions continue to increase, AI capabilities are critical for us to control our operating costs and enhance user experience. We utilize big data analytics to create an interest profile for each user account based on user’s actions such as post, bullet chatting, comment, like and follow, and demographic data such as age, gender and geography. Empowered by our AI capabilities, our interest profile allows us to personalize user interface and push content to our users that they are more likely to find interesting and relevant.
We also leverage AI technology in content management and review procedures to monitor the content uploaded to our platform to detect inappropriate or illegal content and to promptly remove any infringing content. Our proprietary
AI-based
screening system automatically flags and screens out newly uploaded videos that have privacy issues or contain illegal or inappropriate content by comparing them with copyrighted or objectionable videos stored in our own in-house
“black list” databases and identifying those with similar codes,
i.e.,
the key words in the video contents. Utilizing various technology models and samples gathered internally or based on regulatory requirements, we build, maintain and continuously update our databases to meet the changing regulatory requirements. Once the content is processed by this technology screening system, the system then extracts fingerprint trails (the technical features that identify and distinguish a video) from the content and sends them to our content screening team for the second-level review. All of the other content, primarily consisting of bullet chats posted by users, is also automatically filtered by our screening system, which utilizes an
AI-based
screening system to conduct semantic analysis on bullet chats to analyse, identify and screen out inappropriate bullet chats. Utilizing our proprietary technology, upon user’s instruction to block certain key words in the bullet chats, our platform can execute this instruction while still streaming the video on a real-time basis without re-loading
the entire video. Given the limited space for bullet chats, we employ our proprietary technology to conduct semantic analysis of the favorites, blocks and comments previously made by the users, understand each user’s unique preference and customarily filter the bullet chats, so that each user’s bullet chatting viewing experience is customized.
We have developed a series of big data analytics technology and obtained a number of patents in relation to big data storage and computation, interactive query, real-time computation, and other infrastructure, so as to process and analyze a huge amount of data real time with accuracy and stability. For example, we invented a system and methodology to monitor real-time data stream in multi-link transmission which can accurately analyze big data real-time transmission, spot inconsistency in the system within minutes, and promptly react to and notify such issues. This technology is applied in data integration, an infrastructure in the big data analytics field, to ensure the completeness of data integration and to facilitate the accuracy of big data analytics, as big data storage, calculation, visualization, application and other upper modules are all computed based on the data generated from the data integration. We also invented a methodology and middleware to access data by combining centralized database, centralized memory cache, local memory cache and local documents cache, so as to improve the stability of the system upon centralized access to data and the efficiency of the system upon large amount of data access, while preventing data inconsistency.
Cloud.
Due to the nature of the products and services we offer, we have a high demand for storage and computing capacities to enhance the functionalities of our video player, including running algorithms to produce content recommendations. We have developed an advanced cloud system that meets the operational needs of our platform while reducing operating costs.
Content distribution network.
Our web server technology focuses on reducing bandwidth use while enhancing user experience through utilizing our content distribution network, or CDN, system. Our CDN components are strategically deployed in the cities where our users concentrate, enabling users to access a copy of the content closest to them so that content loading time is minimized. Our proprietary CDN system enhances network efficiency by managing and optimizing the workload of the servers through real-time optimization and distribution. This technology allows users to upload content without compression and enables viewing of content in higher definition.

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
We are passionate about developing new and innovative products and services that will create more exciting experience for our users, which also enhanced our technology-enabled commercialization capabilities. We incurred RMB537.5 million, RMB894.4 million and RMB1,513.0 million (US$231.9 million) research and development expenses in 2018, 2019 and 2020, respectively. The increase was primarily due to increased headcount in research and development personnel and increased share-based compensation expenses. As of December 31, 2020, our products and technology team consisted of 3,898 members, including software engineers, designers and product managers, compared to 1,470 and 2,043 members as of December 31, 2018 and December 31, 2019, respectively. They are responsible for developing, operating and maintaining our products, including mobile games, live broadcasting and value-added services, and our communities.
Customers and Suppliers
We have a broad base of customers, and our five largest customers accounted for less than 6% of our total revenues for each of the years ended December 31, 2018, 2019 and 2020.
Our five largest suppliers accounted for less than 30% of cost of revenues and operating expenses for each of the years ended December 31, 2018, 2019 and 2020. Our top suppliers primarily include our distribution channels, game and content licensors, marketing suppliers, cloud and data service providers and e-commerce merchandise suppliers.
Intellectual Property
We seek to protect our technology, including our proprietary technology infrastructure and core software system, through a combination of patents, copyrights, trademarks, trade secrets and confidentiality agreements. As of December 31, 2020, we have registered approximately 459 patents, 467 registered copyrights, 270 registered domain names, including www.bilibili.com, and 2,987 registered trademarks, including “ ”. In addition, we had submitted approximately 808 additional patent applications and 1,833 trademark applications.
We intend to protect our technology and proprietary rights vigorously, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement
of our intellectual property rights. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to intellectual property infringement claims or other allegations, which could result in material damage to our reputation and brand, payment of substantial damages, penalties and fines, removal of relevant content from our platform or seeking license arrangements which may not be available on commercially reasonable terms” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to prevent others from engaging in unauthorized use of our intellectual property, unfair competition, defamation or other violations of our rights, which could harm our business and competitive position.”

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2020 to December 31, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2020:

	Payment due by December 31,
	Total	2021	2022	2023	2024	After
	(in RMB thousands)
Operating lease commitments (1)	496,433	156,869	171,923	106,253	43,575	17,813
Long-term debt obligations (2)	9,151,355	110,108	110,108	110,108	110,108	8,710,923
Purchase obligation (3)	622,500	377,500	200,000	45,000	—	—

Total	10,270,288	644,477	482,031	261,361	153,683	8,728,736

Notes:

(1)	Operating lease commitments consist of the commitments under the lease agreements for our office premises.
(2)	Long-term debt obligations consist of the principal amount and cash interests in connection with the 2026 Notes and 2027 Notes.
(3)
Purchase obligation consists of the commitment under the contract signed in September 2020 to purchase the three-year license for live broadcasting the League of Legends World Championship in China starting from 2020 at an aggregate purchase price of RMB800 million (US$122.6 million). The unpaid purchase price was RMB622.5 million (US$95.4 million) as of December 31, 2020.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2020.

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
All information provided in this annual report on
Form 20-F
and in the exhibits is as of the date of this annual report on Form
20-F,
and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM	6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Rui Chen	43	Chairman of the Board of Directors and Chief Executive Officer
Yi Xu	31	Founder, Director and President
Ni Li	35	Vice Chairwoman of the Board of Directors and Chief Operating Officer
JP Gan	49	Independent Director
Eric He	60	Independent Director
Feng Li	47	Independent Director
Guoqi Ding	51	Independent Director
Xin Fan	41	Chief Financial Officer
Rui Chen
has served as our chairman of the board of directors and chief executive officer since November 2014. He is a serial entrepreneur with more than 15 years of experience in the Internet and technology-related industries in China. Mr. Chen led our strategic development since our founding. With long-term thinking, he spearheaded a series of strategic initiatives which transformed our company to a full-spectrum video community covering a wide array of content categories and diverse video consumption scenarios. Mr. Chen formulated the strategy of “community first,” and continuously investing in high-quality content. Under his leadership, Bilibili built a healthy and prosperous content ecosystem, which was crucial for us to stay attractive to young generations. At the same time, Mr. Chen led the construction of our business model, and guided the rapid development in multiple business areas.
Prior to joining us, Mr. Chen
co-founded
Cheetah Mobile Inc., a mobile internet company listed on the New York Stock Exchange (NYSE: CMCM). In 2009, Mr. Chen founded Beike Internet Security Co., Ltd. and served as its chief executive officer from 2009 to 2010. Prior to that, Mr. Chen served as general manager of Internet security research and development at Kingsoft Corporation Limited (SEHK:03888), a leading software and internet service company listed on the Hong Kong Stock Exchange, from 2001 to 2008. Mr. Chen was named by Fortune Magazine as one of China’s “40 Under 40,” a list of the most influential people in business under the age of 40 in China. Mr. Chen received his bachelor’s degree from Chengdu University of Information Technology in 2001.
Yi Xu
 founded our website in 2009 (which culminated into the commencement of our commercial operations in 2011 and the founding of our company in 2013) and has served as our director and president since December 2013. Mr. Xu has guided the technological development of our company and played an instrumental role in developing various ground-breaking interactive features such as bullet chatting. Throughout the years, Mr. Xu has sought innovative ways to refine, and add new functions to, bullet chatting, which remains one of the most significant interactive features on our online platform. He has also contributed to constant design improvements of the user interface of the our online platform. Mr. Xu has also been an opinion leader in our online communities since our inception and led the prosperity of community culture among users, thereby strengthening a strong sense of belonging among users and fostering a vibrant “Bilibili” community. Mr. Xu received his associate degree from Beijing University of Posts and Telecommunications in 2010.
Ni Li
 has served as our chief operating officer since November 2014 and vice chairwoman of our board of directors since January 2015. Ms. Li oversees our overall operations and leads the strategic functions including content ecosystem development, monetization initiatives, strategic planning ,investments and brand marketing. In the past two years, Ms. Li has built a strong business and operational team. Under her leadership, the team successfully produced blockbusters including New Year’s Eve Gala event and Hou Lang, significantly enhancing Bilibili’s brand awareness and driving the user and revenue growth. Ms Li has served as a non-executive
director of Huanxi Media Group Limited (SEHK: 1003) since September 2020. Prior to joining us, Ms. Li was in charge of human resources operations at Cheetah Mobile (NYSE: CMCM) from 2013 to 2014. Previously, Ms. Li founded Goalcareer, a consulting firm serving Fortune 500 companies and startups with a focus in the semiconductor, telecommunication and internet sectors, and worked as its chief executive officer from 2008 to 2012. Ms. Li received her bachelor’s degree in law from Lingnan Normal University in 2008.
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

Eric He
 has served as our director since March 2018. He currently also serves as an independent director of 51job (Nasdaq: JOBS). Mr. He had served as chief financial officer of JOYY Inc. (previously known as YY Inc.) (Nasdaq: YY) from August 2011 to May 2017. Prior to that, Mr. He served as chief financial officer of Giant Interactive Group, Inc. from March 2007 to August 2011. He served as chief strategy officer of Ninetowns Internet Technology Group from 2004 to 2007. Mr. He received a bachelor’s degree in accounting from National Taipei University and an MBA degree from the Wharton School of Business at the University of Pennsylvania. Mr. He is a Chartered Financial Analyst in the United States and was certified as a member of American Institute of Certified Public Accountants in 1991. Mr. He has served as an independent director of Agora, Inc. (Nasdaq: API) since June 2020.
Feng Li
 previously served as our director from November 2014 to May 2016, and started to serve as our director again in February 2019. Mr. Li is the founder and CEO of Shanghai Ziyou Investment Management Limited, also known as FreeS Fund, a venture capital firm that managing funds primarily invests in early and growth stage startups in China and overseas, and focuses on the industries of upgraded consuming, key sensors and ic, A.I. and biotech. Prior to founding FreeS Fund, Mr. Li worked as a partner in the venture capital department in IDG Capital, a global network of private equity and venture capital firms. Prior to that, Mr. Li served as deputy vice president of New Oriental School, a leading English teaching and learning school in China. Mr. Li currently serves as a board member of several private internet and technology companies based in China. Mr. Li received his bachelor’s degree in Chemistry from Peking University in 1996 and his master’s degree in Chemistry from the University of Rochester in 1998.
Guoqi Ding
has served as our director since May 2020. Since 2019, Mr. Guoqi Ding has served as chairman of the board of Zhiqin Management Consulting Ltd., a China-based consulting service provider, and an independent director on the board of Dian Diagnostics Group Co., Ltd., (SHE: 300244) a China-based medical diagnosis outsourcing service provider listed on Shenzhen Stock Exchange since 2017. Between 2004 and 2017, Mr. Ding held various positions, including chief financial officer, at Fosun International Limited, one of the largest investment groups in China. Between 2012 and 2017, Mr. Ding also served as a board member of several companies based in China, including Shanghai Forte Land Company Limited, one of China’s largest real estate developers. Mr. Ding received his bachelor’s degree in Finance and Economics from Shanghai University of Finance and Economics, and was recognized as an accountant by Ministry of Finance of the People’s Republic of China in 1997.
Xin Fan
 has served as our chief financial officer since September 2017. Prior to that, Mr. Fan served as our vice president of finance since April 2016. Before joining our Company, Mr. Fan served as a finance director at NetEase (Nasdaq: NTES; HKEX: 9999) from 2011 to 2016. Prior to 2011, Mr. Fan held various positions at KPMG Huazhen for an aggregate of eight years and served as a senior manager there from 2008 to 2011. Mr. Fan currently also serves as an independent director of UP Fintech Holding Limited (Nasdaq: TIGR) and GSX Techedu Inc. (NYSE: GSX). Mr. Fan received his bachelor’s degree in international accounting from Shanghai University of Finance and Economics in 2001. Mr. Fan is a regular member of the American Institute of Certified Public Accountants and a certified public accountant in China. He also holds licenses as chartered global management accountant and chartered certified accountant in the United Kingdom.

B.	Compensation
For the fiscal year ended December 31, 2020, we paid an aggregate of approximately RMB9.4 million (US$1.4 million) in cash to our executive officers, and approximately RMB1.8 million (US$0.3 million) in cash to our non-executive
directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.
Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans
In November 2014, our board of directors approved a global share incentive plan, or the Global Share Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. In February 2018, our shareholders and board of directors adopted the 2018 share incentive plan, or the 2018 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. We subsequently amended our 2018 Plan in March 2020 by unanimous written approval of our board of directors.
As of January 31, 2021, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Global Share Plan is 19,880,315 ordinary shares, subject to amendment. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan, or the Award Pool, is initially 6,962,069, provided that, in the event that the aggregate number of shares which may be issued pursuant to all granted awards (including incentive share options) reaches 6,962,069, thereafter the Award Pool of the 2018 Plan shall be increased automatically if and whenever the unissued shares reserved accounts for less than 0.5% of the total number of shares of our Company issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting), as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal to 2.5% of the total number of shares of our Company issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting).
The aggregate number of Class Z Ordinary Shares available for future grant under the Global Share Plan and the 2018 Plan was 6,095,351 as of January 31, 2021.
The following paragraphs describe the principal terms of the Global Share Plan and the 2018 Plan.
Types of Awards
. The Global Share Plan and the 2018 Plan both permit the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.
Plan Administration.
Our chairman of the board of directors or a committee of one or more members of the board of directors will administer the Global Share Plan. The chairman or the committee, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award under the Global Share Plan. The full board of directors will conduct the general administration of the Global Share Plan if required by applicable laws and with respect to awards granted to the chairman of the board of directors, the committee members (if applicable), independent directors and executive officers of our Company. Our board of directors or a committee of one or more members of the board of directors will administer the 2018 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award under the 2018 Plan.
Award Agreement
. Awards granted under the Global Share Plan and the 2018 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.
Eligibility
. We may grant awards to our employees, directors and consultants of our Company under each of the Global Share Plan and the 2018 Plan. In addition, under the 2018 Plan, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.
Vesting Schedule
. Under each of the Global Share Plan and the 2018 Plan, in general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.
Exercise of Options
. Under each of the Global Share Plan and the 2018 Plan, the plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions
. Under each of the Global Share Plan and the 2018 Plan, awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the Global Share Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.
Termination and Amendment
. Unless terminated earlier, each of the Global Share Plan and the 2018 Plan, has a term of ten years. The plan administrator has the authority to terminate, amend or modify the Global Share Plan. Our board of directors has the authority to amend or terminate the 2018 Plan. Except with respect to amendments made by the plan administrator, no termination, amendment or modification may adversely affect in any material way any awards previously granted pursuant to each of the Global Share Plan and the 2018 Plan unless agreed by the participant.
The following table summarizes, as of January 31, 2021, the number of ordinary shares underlying outstanding options granted to several of our directors and executive officers and to other individuals as a group under the Global Share Plan and the 2018 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Rui Chen	* *	From nominal to US$20.26	March 2020 November 2020	March 2027 November 2027
Yi Xu	—
Ni Li	*	Nominal	November 2020	November 2027
Xin Fan	*	From nominal to US$20.26	Various dates from April 2016 to March 2020	Various dates from April 2022 to March 2027
Other grantees	14,240,166	From nominal to US$20.26	Various dates from July 2014 to December 2020	Various dates from July 2020 to December 2027

Total	22,265,166

Note:
*	Less than 1% of our total outstanding shares.
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
Audit Committee
. Our audit committee consists of Eric He, JP Gan and Feng Li. Eric He is the chairman of our audit committee. We have determined that Eric He, JP Gan and Feng Li each satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meet the independence standards under
Rule 10A-3
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
Compensation Committee
. Our compensation committee consists of JP Gan, Eric He and Feng Li. JP Gan is the chairman of our compensation committee. We have determined that JP Gan, Eric He and Feng Li each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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
Nominating and Corporate Governance Committee
. Our nominating and corporate governance committee consists of JP Gan, Eric He and Feng Li. JP Gan is the chairman of our nominating and corporate governance committee. JP Gan, Eric He and Feng Li each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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
We had 3,033, 4,791 and 8,646 employees as of December 31, 2018, 2019 and 2020, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2020 by function:

As of December 31, 2020
Function:
Platform operations	641
Products and technology	3,898
Content operations	1,186
Content audit	2,413
Management, sales, finance and administration	508

Total	8,646

As of December 31, 2020, we had 6,118 employees in Shanghai, 866 employees in Wuhan, 515 employees in Beijing and 1,147 employees in other locations.
As required under PRC regulations, we participate in housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including housing funds, pension, maternity, medical, work-related injury and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of our employees. We also purchase commercial health and accidental insurance for our employees. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted and plan to continue to grant share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.
We enter into standard confidentiality and employment agreements with our key employees. The contracts with our key personnel typically include a standard non-compete
agreement that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for at least one year after the termination of his or her employment.

E.	Share Ownership
Except as otherwise noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January 31, 2021 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.
The calculations in the table below are based on 83,715,114 Class Y ordinary shares and 268,594,887 Class Z ordinary shares outstanding as of January 31, 2021 (excluding 3,302,327 Class Z ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans).
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after January 31, 2021, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class Y Ordinary Shares	Class Z Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power†
Directors and Executive Officers**:
Rui Chen (1)	49,299,006	629,745	49,928,751	14.2%	44.6%
Yi Xu (2)	27,216,108	1,096,100	28,312,208	8.0%	24.7%
Ni Li (3)	7,200,000	908,300	8,108,300	2.3%	6.6%
JP Gan (4)	—	*	*	*	*
Eric He (5)	—	*	*	*	*
Feng Li (6)	—	—	—	—	—
Guoqi Ding (7)	—	—	—	—	—
Xin Fan	—	*	*	*	*
All Directors and Executive Officers as a Group	83,715,114	3,601,345	87,316,459	24.8%	76.0%
Principal Shareholders:
Entities affiliated with Rui Chen (8)	49,299,006	629,745	49,928,751	14.2%	44.6%
Tencent entities (9)	—	43,749,518	43,749,518	12.4%	4.0%
Entity affiliated with Yi Xu (10)	27,216,108	1,051,100	28,267,208	8.0%	24.7%
Taobao China Holding Limited (11)	—	23,645,657	23,645,657	6.7%	2.1%

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

(1)
Represents (i) 49,299,006 Class Y ordinary shares and 495,800 Class Z ordinary shares directly held by Vanship Limited, a business company limited by shares incorporated in British Virgin Islands, and (ii) 133,945 Class Z ordinary shares directly held by Windforce Limited, a business company limited by shares incorporated in British Virgin Islands. Vanship Limited is controlled by The Le Petit Prince Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Chen is the settlor of The Le Petit Prince Trust, and Mr. Chen and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Chen has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Vanship Limited in our company, and, except for Mr. Chen, the other beneficiaries of the trust have no voting rights attached to such shares. There are certain limited circumstances in which the trustee would not be required to comply with such a direction (for example, where a direction may make the trustee subject to criminal sanction or civil liability or where a direction involves a transaction which might have an adverse impact on the reputation of the trustee). The above position would also not apply if Mr. Chen is incapacitated, has released his authority or nominated another person to have such authority in his place. Windforce Limited is controlled by Mr. Chen.

(2)
Represents (i) 27,216,108 Class Y ordinary shares, 151,100 Class Z ordinary shares and 900,000 Class Z ordinary shares in the form of ADSs directly held by Kami Sama Limited, a business company limited by shares incorporated in British Virgin Islands, and (ii) 45,000 Class Z ordinary shares in the form of ADSs held by Mr. Xu. Kami Sama Limited is controlled by The Homur Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Yi Xu is the settlor of The Homur Trust, and Mr. Xu and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Xu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Kami Sama Limited in our company, and, except for Mr. Xu, the other beneficiaries of the trust have no voting rights attached to such shares. There are certain limited circumstances in which the trustee would not be required to comply with such a direction (for example, where a direction may make the trustee subject to criminal sanction or civil liability or where a direction involves a transaction which might have an adverse impact on the reputation of the trustee). The above position would also not apply if Mr. Xu is incapacitated, has released his authority or nominated another person to have such authority in his place.

(3)
Represents 7,200,000 Class Y ordinary shares and 908,300 Class Z ordinary shares directly held by Saber Lily Limited, a business company limited by shares incorporated in British Virgin Islands. Saber Lily Limited is controlled by The Fortuna Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Ms. Li is the settlor of The Fortuna Trust, and Ms. Li and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Saber Lily Limited in our company, and, except for Ms. Li, the other beneficiaries of the trust have no voting rights attached to such shares. There are certain limited circumstances in which the trustee would not be required to comply with such a direction (for example, where a direction may make the trustee subject to criminal sanction or civil liability or where a direction involves a transaction which might have an adverse impact on the reputation of the trustee). The above position would also not apply if Ms. Li is incapacitated, has released her authority or nominated another person to have such authority in her place.

(4)	The business address of Mr. JP Gan is Suite 909, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong.
(5)	The business address of Mr. Eric He is 2F-1, No. 495, Guangfu S. Road, Xinyi District, Taipei City 110007, Taiwan.
(6)	The business address of Mr. Feng Li is Room 701, Tower 1, Liangmaqiao Diplomatic Office Building, No 19 Dongfangdong Road, Chaoyang District, Beijing, People’s Republic of China.
(7)	The business address of Mr. Guoqi Ding is 1500 Changyi Road, Building 1, Room 902, Pudong New Area, Shanghai, People’s Republic of China.
(8)
Represents (i) 49,299,006 Class Y ordinary shares and 495,800 Class Z ordinary shares directly held by Vanship Limited, a business company limited by shares incorporated in British Virgin Islands, and (ii) 133,945 Class Z ordinary shares directly held by Windforce Limited, a business company limited by shares incorporated in British Virgin Islands. Vanship Limited is controlled by The Le Petit Prince Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Chen is the settlor of The Le Petit Prince Trust, and Mr. Chen and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Chen has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Vanship Limited in our company, and, except for Mr. Chen, the other beneficiaries of the trust have no voting rights attached to such shares. There are certain limited circumstances in which the trustee would not be required to comply with such a direction (for example, where a direction may make the trustee subject to criminal sanction or civil liability or where a direction involves a transaction which might have an adverse impact on the reputation of the trustee). The above position would also not apply if Mr. Chen is incapacitated, has released his authority or nominated another person to have such authority in his place. Windforce Limited is controlled by Mr. Chen.

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

(10)
Represents 27,216,108 Class Y ordinary shares, 151,100 Class Z ordinary shares and 900,000 Class Z ordinary shares in the form of ADSs directly held by Kami Sama Limited, a business company limited by shares incorporated in British Virgin Islands. The registered address of Kami Sama Limited is Start Chambers, Wickham’s Cay II., P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

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

To our knowledge, as of January 31, 2021, 198,863,443 of our Class Z ordinary shares were held by two record holders in the United States, representing approximately 55.9% of our total outstanding shares on an as converted basis (including the 3,302,327 Class Z ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under the Share Incentive Plans). One holder is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 73.1% Class Z ordinary shares on record. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
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
Demand Registration Rights
. Holders holding at least 10% or more of the issued and outstanding registrable securities (on an as converted basis) held by the preferred shareholders, the pre-IPO
Class D ordinary shareholders,
pre-IPO
Class C ordinary shareholders or
pre-IPO
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
Share Incentive Plan
See “Management—Share Incentive Plans.”
Other Related Party Transactions
Investment transfers.
We transferred several long-term investments to an entity controlled by our major shareholders amounting to RMB3.3 million for the year ended December 31, 2018. In June 2019, we transferred several equity investments to an investment fund, and one of our subsidiaries was its limited partner. The cost of the equity investments transfer was RMB465.8 million. The consideration was RMB539.6 million, which was determined based on the estimated fair value of the investments. The difference between the consideration and cost of the investments was recognized as investment income. In July 2020, we acquired certain equity interests of two investments from the investment fund with the consideration of RMB110.0 million, which was based on the estimated fair value of the investments. The balances due from the investment fund as of December 31, 2019 and December 31, 2020 were consideration receivables and dividend receivables related to the equity investments transfer in 2019, which was non-trade
in nature.
Promotional and other services.
For the years ended December 31, 2018, 2019 and 2020, we purchased promotional and other services amounting to RMB163.0 million, RMB87.6 million and RMB35.1 million (US$5.4 million), respectively.
As of December 31, 2018 and 2019, we had a total amount of RMB50.3 million due to Chaodian Inc., which was trade in nature, and RMB195.3 million due from the investment fund and other related parties, respectively, which was non-trade
in nature. As of December 31, 2020, we had RMB74.2 million due from the investment fund, which was non-trade
in nature.
In July 2019, we entered into a series of agreements to acquire a controlling interest in Chaodian Inc. In September 2020, we acquired noncontrolling interest of Chaodian Group from certain related parties on which we have significant influence, with purchase consideration of RMB257.3 million. As of December 31, 2020, we had no unpaid consideration due to certain related parties.
Interest bearing loans.
The balances as of December 31, 2020 mainly represent interest-bearing loans and interest expenses of RMB105.6 million related to an equity investee, which was non-trade
in nature, and partially offset by the trade payables to the equity investee. The annual interest rates of the loans were 2.8% and all the loans were within one year.

C.	Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report.
Legal Proceedings
We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. We are currently involved in approximately 110 lawsuits based on allegations of infringement of third-party copyright due to the content posted on our platform, which are immaterial to our company on an individual basis or a collective basis. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Under the current PRC regulatory scheme, a number of regulatory agencies, including but not limited to the NRTA, the NAPP, the MCT, the MIIT, and the CAC, jointly regulate all major aspects of the internet industry, including the mobile internet and mobile games businesses. Operators must obtain various government approvals and licenses for relevant mobile business.
We have obtained ICP licenses for the provision of internet information services, License for Online Transmission of
Audio-Visual
Programs for the provision of internet audio-visual program services, Online Culture Operating Permits for operation of commercial internet culture activities, and License for Production and Operation of Radio and Television Programs for the radio, television and anime production and operation business. These licenses are essential to the operation of our business and are generally subject to regular government review or renewal.
Under regulations issued by the SAPPRFT, the publication of each online game requires approval from the SAPPRFT, and after the institutional restructuring of the SAPPRFT, we currently apply with the NAPP for the approvals for publishing our games. As of the date of this annual report, we have obtained approvals from the NAPP for all of the domestic and imported online games exclusively operated by us which are in operation in the PRC. For the online games we jointly operate with third parties, we also require them to obtain requisite approvals from the NAPP. In 2018, 2019 and 2020, substantially all of the revenues from our jointly operated mobile games in China were contributed by approximately 40 of our online jointly operated mobile games in the PRC, and all of them have obtained approvals from the NAPP.
The material regulations directly relevant to our business include but not limited to the Administrative Regulations on Internet Audio-Visual Program Service, the Administrative Provisions on Online Audio-visual Information Services, the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, the Administrative Regulations on Online Live Broadcasting Services, the Notice on Strengthening the Management of Online Show Live Broadcasting and
E-commerce
Live Broadcasting, the Notice on Strengthen the Management of Live Broadcasting Service, the Notice on Preventing Minors from Indulging in Online Games and the Law of the PRC on the Protection of Minors (2020 Revision). See “Item 4. Information on the Company—B. Business Overview—Regulation” for more information.
We are not currently a party to, nor are we aware of, any other legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.
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
Our ADSs, each representing one Class Z ordinary shares, have been listed on Nasdaq Global Select Market since March 28, 2018. Our ADSs trade under the symbol “BILI.”

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
The following are summaries of material provisions of our sixth amended and restated memorandum and articles of association that we have adopted and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.
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
Dividends
. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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
An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting. A special resolution requires the affirmative vote of no less than two-thirds
of the votes cast attaching to the issued and outstanding shares at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes that will affect the rights, preferences, privileges or powers of the preferred shareholders.
General Meetings of Shareholders
. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.
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
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third
of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.
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
Redemption, Repurchase and Surrender of Shares
. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors, or by the shareholders by special resolutions. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, or (b) if such redemption or repurchase would result in there being no shareholders of the company holding shares, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
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
Exempted Company
. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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
Our company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained an undertaking from the Government of the Cayman Islands as to tax concessions under the Tax Concessions Act (as amended). In accordance with the provision of Section 6 of The Tax Concessions Act (as amended), the Governor in Cabinet undertakes with our company:

•	that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our company or its operations; and

•	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

•	on or in respect of the shares, debentures or other obligations of our company; or

•	by way of the withholding, in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (as amended).
These concessions shall be for a period of 20 years from March 14, 2018.

PRC Taxation
Under the PRC EIT Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the STA issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a
PRC-controlled
enterprise that is incorporated offshore is located in China. The STA issued Chinese-Controlled Offshore Incorporated Resident Enterprises Income Tax Regulation, or the Bulletin 45, which took effect on September 1, 2011 and was most recently amended on June 15, 2018, to provide more guidance on the implementation of Circular 82 and to clarify the reporting and filing obligations of Chinese-controlled offshore incorporated resident enterprises. Bulletin 45 also provides procedures and administrative details for the determination of resident status and administration of post-determination matters. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the STA’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day
operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.
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

Assuming that we are the owner of our VIEs for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2020 and we do not presently expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not expect to be or become a PFIC in the current or future taxable years, no assurance can be given that we are not or will not become classified as a PFIC because the determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend, in part, upon the composition of our assets and income, and the continued existence of our goodwill at that time. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market value of our ADSs from time to time (which may be volatile). In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, our risk of becoming classified as a PFIC may substantially increase.
If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.
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
A
non-corporate
U.S. Holder will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A
non-U.S.
corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are considered to be readily tradable on the Nasdaq Global Select Market, which is an established securities market in the United States. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years.
In the event that we are deemed to be a PRC resident enterprise under the PRC EIT Law, we may be eligible for the benefits of the
U.S.-PRC
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

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—PRC Taxation.” In that case, depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
Sale or Other Disposition of ADSs or Ordinary Shares
Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate
U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the EIT Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. If you are not eligible for the benefits of the income tax treaty or you fail to make the election to treat any gain as foreign source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.
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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market
election with respect to such stock. The
mark-to-market
election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Our ADSs are listed on the Nasdaq Global Select Market, which is an established securities market in the United States. Consequently, if our ADSs continue to be listed on the Nasdaq Global Select Market and are regularly traded, we expect that the mark-to-market
election would be available to a U.S. Holder that holds our ADSs were we to be or become a PFIC. Our ADSs are expected to qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market
election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market
election. If a U.S. Holder makes a
mark-to-market
election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market
election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market
election. If a U.S. Holder makes a
mark-to-market
election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer treated as marketable stock or the IRS consents to the revocation of the election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the Nasdaq Global Select Market. Consequently, if a U.S. Holder holds ordinary shares that are not represented by ADSs, such holder will generally not be eligible to make a mark-to-market
election if we are or were to become a PFIC.
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
No. 333-223405),
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Foreign exchange risk
Substantially all of our revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of the investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.
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
As of December 31, 2020, we had U.S. dollar-denominated cash and cash equivalents and time deposits of US$ 1,303.3 million. If the U.S. dollar had appreciated or depreciated by 10% against the Renminbi, we would have had an increase or decrease of RMB850.4 million of cash and cash equivalents and time deposits.
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
Fees and Expenses
As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees
To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)	Up to US$0.05 per ADS issued
Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
Distribution of cash dividends	Up to US$0.05 per ADS held
Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank
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
333-223405
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
For the period from March 27, 2018, the date that the
Form F-1
was declared effective by the SEC, to December 31, 2020, we used approximately US$170.2 million of the net proceeds from our initial public offering for research and development, sales and marketing, general corporate purposes and working capital, including strategic investments and acquisitions.

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
of the Exchange Act, as of December 31, 2020. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in
Rules 13a-15
(f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
Remediation of the Material Weakness in Internal Control over Financial Reporting Reported in 2018
As of December 31, 2020, based on an assessment performed by our management on the performance of certain remediation measures (specified below), we determined that the material weakness in our internal control over financial reporting previously identified by us and our independent registered public accounting firm in connection with the audits of our consolidated financial statements for the year ended December 31, 2018 had been remediated.
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
Attestation Report of the Independent Registered Public Accounting Firm
PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2020 as stated in its report, which appears on of this annual report on Form
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
ITEM 16B. CODE OF ETHICS
Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in February 2018. We have posted a copy of our code of business conduct and ethics on our website at
http://ir.bilibili.com/
.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	For the Year Ended December 31,
	2018	2019	2020
	(RMB in thousands)
Audit fees (1)	7,450	9,128	9,128
Audit-related fees (2)	—	3,650	1,500
Tax fees (3)	1,090	1,050	385
Other fees (4)	180	150	150

(1)
“Audit fees” means the aggregate fees incurred for each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC. In 2018, the audit refers to financial statement audit and assurance services rendered in connection with our IPO in 2018. In 2019 and 2020, the audit refers to financial statement audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)
“Audit-related fees” means the aggregate fees incurred for the issuance of comfort letters in connection with the offering of the 2026 Notes and concurrent offering of additional ADSs in April 2019, and permissible services to review and comment on the design of internal control over financial reporting rendered by our principal auditors in 2019. In 2020, the audit-related fees refer to the aggregate fees incurred for the issuance of comfort letters in connection with the offering of the 2027 Notes in May 2020.

(3)	“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by our principal auditors.
(4)
“Other fees” means the aggregate fees incurred in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of Bilibili Inc. are included at the end of this annual report.
ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant of the Registrant, effective April 2, 2018 (incorporated herein by reference to Exhibit 3.2 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3) (incorporated herein by reference to Exhibit 4.3 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

2.2	Registrant’s Specimen Certificate for Class Z Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

2.3	Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the Form S-8, as amended, initially filed on July 18, 2018 (File No.333- 226216))

Exhibit Number	Description of Document
2.4	Fourth Amended and Restated Shareholders’ Agreement between the Registrant and other parties thereto dated April 1, 2017 (incorporated herein by reference to Exhibit 4.4 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

2.5	Indenture, dated April 5, 2019 constituting US$500 million 1.375% Convertible Senior Notes Due 2026 (incorporated herein by reference to Exhibit 2.5 to the Form 20-F, as amended, initially filed on March 27, 2020 (File No. 001-38429))

2.6*	Indenture, dated June 2, 2020 constituting US$800 million 1.25% Convertible Senior Notes Due 2027

2.7*	Description of Securities

4.1	Global Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.2	Amended and Restated 2018 Share Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the Form 20-F, as amended, initially filed on March 27, 2020 (File No. 001-38429))

4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.5*	English translation of Power of Attorney granted by Mr. Rui Chen, the sole shareholder of Shanghai Kuanyu, dated December 23, 2020

4.6*	English translation of the Equity Pledge Agreement among Hode Shanghai, Shanghai Kuanyu and Mr. Rui Chen, the sole shareholder of Shanghai Kuanyu, dated December 23, 2020

4.7*	English translation of the Exclusive Business Cooperation Agreement between Hode Shanghai and Shanghai Kuanyu, dated December 23, 2020

4.8*	English translation of the Exclusive Option Agreement among Hode Shanghai, Shanghai Kuanyu and Mr. Rui Chen, the sole shareholder of Shanghai Kuanyu, dated December 23, 2020

4.9*	English translation of the Letter of Undertakings granted by Qitao Yang, dated December 23, 2020

4.10*	English translation of Power of Attorney granted by the shareholders of Hode Information Technology, dated December 23, 2020

4.11*	English translation of the Equity Pledge Agreement among Hode Shanghai, Hode Information Technology and the shareholders of Hode Information Technology, dated December 23, 2020

4.12*	English translation of the Exclusive Business Cooperation Agreement between Hode Shanghai and Hode Information Technology, dated December 23, 2020

4.13*	English translation of the Exclusive Option Agreement among Hode Shanghai, Hode Information Technology and the shareholders of Hode Information Technology, dated December 23, 2020

4.14*	English translation of the Letters of Undertakings granted by Qitao Yang and Wenyan Hu, dated December 23, 2020

4.15	Share Purchase Agreement between the Registrant and other parties thereto, dated April 1, 2017 (incorporated herein by reference to Exhibit 10.15 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

Exhibit Number	Description of Document
4.16	Share Purchase and Investor Rights Agreement entered between Bilibili Inc. and Tencent Mobility Limited dated as of October 3, 2018 (incorporated herein by reference to Exhibit 4.16 to the Form 20-F, as amended, initially filed on March 29, 2019 (File No. 001-38429))

8.1*	Major subsidiaries and consolidated affiliated entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Walkers (Hong Kong)

15.2*	Consent of Tian Yuan Law Firm

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

101.INS**	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH**	Inline XBRL Taxonomy Extension Scheme Document

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on
Form 20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Bilibili Inc.

By:	/s/ Rui Chen
Name:	Rui Chen
Title:	Chairman of the Board of Directors and Chief Executive Officer
Date: March 5, 2021

F-1

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Bilibili Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Bilibili Inc. and its subsidiaries (the “Company”) as of December 31, 2020, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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

F-2

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
Revenue recognition for in-game virtual items
As described in Note 2(v) to the consolidated financial statements, revenues from mobile game services were RMB4,803 million for the year ended December 31, 2020. The Company recognized revenue from the sale of in-game virtual items in exclusively distributed mobile games over the estimated average playing period of paying players, starting from the point-in-time when related in-game virtual items are delivered to the paying players’ accounts. The Company has estimated the average playing period of paying players for each game, usually between three to eight months. Management estimated the average playing period of paying players for each game, which involved the use of assumptions, including the churn rates and the similarities between newly-launched games and existing games, such as paying player type and purchasing frequency, when a new game is launched and only a limited period of paying player data is available.
The principal considerations for our determination that performing procedures relating to revenue recognition for in-game virtual items is a critical audit matter are there was significant judgment by management in estimating the average playing period of paying players. This in turn led to significant auditor judgment and effort in performing procedures and in evaluating management’s assumptions used in developing these estimates, including the churn rates and the similarities between newly-launched games and existing games.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls over the revenue recognition process, which included estimating the average playing period of paying players for each game. These procedures also included, among others, testing management’s process to estimate the average playing period of paying players by (i) testing the completeness and accuracy of data used; (ii) testing the mathematic accuracy of the calculation; and (iii) evaluating the reasonableness of the churn rates with reference to historical operating data, and the reasonableness of the underlying assumption of the similarities between newly-launched games and existing games based on the characteristics of mobile games and playing patterns of paying players, including paying player type and purchasing frequency.
/s/ PricewaterhouseCoopers Zhong Tian LLP
PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
March 5, 2021

We have served as the Company’s auditor since 2017.

F-3

BILIBILI INC.
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share data)

	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	RMB	US$
				Note 2(e)
Assets
Current assets:
Cash and cash equivalents	3,540,031	4,962,660	4,678,109	716,952
Time deposits	749,385	1,844,558	4,720,089	723,385
Accounts receivable, net	324,392	744,845	1,053,641	161,478
Amount due from related parties	—	195,290	164,732	25,246
Prepayments and other current assets	990,851	1,315,901	1,765,787	270,619
Short-term investments	945,338	1,260,810	3,357,189	514,511

Total current assets	6,549,997	10,324,064	15,739,547	2,412,191

Non-current assets:
Property and equipment, net	394,898	516,087	761,941	116,773
Production cost, net	204,231	443,533	667,876	102,356
Intangible assets, net	1,419,435	1,657,333	2,356,959	361,220
Deferred tax assets	—	10,479	20,918	3,206
Goodwill	941,488	1,012,026	1,295,786	198,588
Long-term investments, net	979,987	1,251,129	2,232,938	342,213
Other long-term assets	—	301,916	789,643	121,019

Total non-current assets	3,940,039	5,192,503	8,126,061	1,245,375

Total assets	10,490,036	15,516,567	23,865,608	3,657,566

Liabilities
(including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB4,073.2 million, RMB5,747.1 million and RMB8,819.5 million as of December 31, 2018, 2019 and 2020, respectively)

Current liabilities:
Accounts payable	1,307,598	1,904,042	3,074,298	471,157
Salary and welfare payable	246,815	355,936	734,376	112,548
Taxes payable	38,505	67,856	127,192	19,493
Short-term loans	—	—	100,000	15,326
Deferred revenue	985,143	1,369,000	2,118,006	324,599
Accrued liabilities and other payables	670,442	575,763	1,237,676	189,682
Amount due to related parties	50,331	—	—	—

Total current liabilities	3,298,834	4,272,597	7,391,548	1,132,805

Non-current liabilities:
Long-term debt	—	3,414,628	8,340,922	1,278,302
Other long-term liabilities	—	192,882	350,934	53,784

Total non-current liabilities	—	3,607,510	8,691,856	1,332,086

Total liabilities	3,298,834	7,880,107	16,083,404	2,464,891

Commitments and contingencies (Note 19)

F-
4

BILIBILI INC.
CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except for share data)

	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	RMB	US$
				Note 2(e)
Shareholders’ equity
Ordinary shares:
Class Y Ordinary Shares (US$0.0001 par value; 100,000,000 shares authorized, 85,364,814 shares issued and outstanding, as of December 31, 2018 and 2019; US$0.0001 par value; 100,000,000 shares authorized, 83,715,114 shares issued and outstanding as of December 31, 2020)	53	53	52	8
Class Z Ordinary Shares (US$0.0001 par value; 9,800,000,000 shares authorized, 229,056,421 shares issued and 226,323,075 shares outstanding as of December 31, 2018; 9,800,000,000 shares authorized, 247,230,234 shares issued, 242,751,341 shares outstanding as of December 31, 2019; 9,800,000,000 shares authorized, 271,507,165 shares issued, 268,204,838 shares outstanding as of December 31, 2020)	144	155	172	26
Additional paid-in capital	9,459,546	10,718,190	14,616,302	2,240,046
Statutory reserves	7,666	13,463	17,884	2,741
Accumulated other comprehensive income	326,077	466,229	141,129	21,629
Accumulated deficit	(2,842,690)	(4,145,606)	(7,175,339)	(1,099,668)

Total Bilibili Inc.’s shareholders’ equity	6,950,796	7,052,484	7,600,200	1,164,782

Noncontrolling interests	240,406	583,976	182,004	27,893

Total shareholders’ equity	7,191,202	7,636,460	7,782,204	1,192,675

Total liabilities and shareholders’ equity	10,490,036	15,516,567	23,865,608	3,657,566

The accompanying notes are an integral part of these consolidated financial statements.

F-
5

BILIBILI INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$ Note 2(e)
Net revenues	4,128,931	6,777,922	11,998,976	1,838,924

Cost of revenues	(3,273,493)	(5,587,673)	(9,158,800)	(1,403,648)

Gross profit	855,438	1,190,249	2,840,176	435,276
Operating expenses:
Sales and marketing expenses	(585,758)	(1,198,516)	(3,492,091)	(535,186)
General and administrative expenses	(461,165)	(592,497)	(976,082)	(149,592)
Research and development expenses	(537,488)	(894,411)	(1,512,966)	(231,872)

Total operating expenses	(1,584,411)	(2,685,424)	(5,981,139)	(916,650)

Loss from operations	(728,973)	(1,495,175)	(3,140,963)	(481,374)
Other income:
Investment income, net (including impairments)	96,440	96,610	28,203	4,322
Interest income	68,706	162,782	83,301	12,766
Interest expense	—	(46,543)	(108,547)	(16,636)
Exchange (losses)/gains	(1,661)	(11,789)	41,717	6,393
Others, net	26,455	26,412	95,641	14,660

Total other income, net	189,940	227,472	140,315	21,505

Loss before tax	(539,033)	(1,267,703)	(3,000,648)	(459,869)

Income tax	(25,988)	(35,867)	(53,369)	(8,180)

Net loss	(565,021)	(1,303,570)	(3,054,017)	(468,049)
Accretion to redeemable noncontrolling interests	—	—	(4,292)	(658)
Accretion to Pre-IPO Preferred Shares redemption value	(64,605)	—	—	—
Net loss attributable to noncontrolling interests	13,301	14,597	46,605	7,143

Net loss attributable to the Bilibili Inc.’s shareholders	(616,325)	(1,288,973)	(3,011,704)	(461,564)

Net loss	(565,021)	(1,303,570)	(3,054,017)	(468,049)

Other comprehensive income/(loss): Foreign currency translation adjustments	296,030	140,152	(325,100)	(49,823)
Total other comprehensive income/(loss)	296,030	140,152	(325,100)	(49,823)

Total comprehensive loss	(268,991)	(1,163,418)	(3,379,117)	(517,872)

Accretion to redeemable noncontrolling interests	—	—	(4,292)	(658)
Accretion to Pre-IPO Preferred Shares redemption value	(64,605)	—	—	—
Net loss attributable to noncontrolling interests	13,301	14,597	46,605	7,143

Comprehensive loss attributable to the Bilibili Inc.’s shareholders	(320,295)	(1,148,821)	(3,336,804)	(511,387)

Net loss per share, basic	(2.64)	(3.99)	(8.71)	(1.33)
Net loss per share, diluted	(2.64)	(3.99)	(8.71)	(1.33)
Net loss per ADS, basic	(2.64)	(3.99)	(8.71)	(1.33)
Net loss per ADS, diluted	(2.64)	(3.99)	(8.71)	(1.33)
Weighted average number of ordinary shares, basic	233,047,703	323,161,680	345,816,023	345,816,023
Weighted average number of ordinary shares, diluted	233,047,703	323,161,680	345,816,023	345,816,023
Weighted average number of ADS, basic	233,047,703	323,161,680	345,816,023	345,816,023
Weighted average number of ADS, diluted	233,047,703	323,161,680	345,816,023	345,816,023
Share-based compensation expenses included in : Cost of revenues	28,173	23,281	37,087	5,684
Sales and marketing expenses	11,499	14,269	40,808	6,254
General and administrative expenses	102,544	68,497	181,753	27,855
Research and development expenses	38,977	66,503	126,250	19,349
The accompanying notes are an integral part of these consolidated financial statements.

F-
6

BILIBILI INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(All amounts in thousands, except for share data)

	Ordinary shares						Other permanent equities
	Class Y Ordinary Shares		Class Z Ordinary Shares		Pre-IPO Class A Ordinary Shares		Pre-IPO Class B Ordinary Shares		Pre-IPO Class C Ordinary Shares		Pre-IPO Class D Ordinary Shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Noncontrolling interests	Total shareholders’ (deficit)/equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
		RMB		RMB		RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2017	—	—	—	—	69,336,926	45	13,600,000	16,356	8,500,000	16,944	2,132,353	6,911	208,884	4,075	30,047	(2,222,774)	—	(1,939,512)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(551,720)	(13,301)	(565,021)
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	178,343	—	—	—	2,850	181,193
Share issuance upon initial public offering and follow-on offering, net of issuance costs of US$6,333	—	—	67,063,451	43	—	—	—	—	—	—	—	—	4,952,563	—	—	—	—	4,952,606
Redesignation of Pre-IPO Ordinary Shares into Class Y and Class Z Ordinary Shares upon initial public offering	84,260,279	52	9,309,000	6	(69,336,926)	(45)	(13,600,000)	(16,356)	(8,500,000)	(16,944)	(2,132,353)	(6,911)	40,198	—	—	—	—	—
Redesignation of Pre-IPO Preferred Shares into Class Y and Class Z Ordinary Shares upon initial public offering	1,104,535	1	141,808,970	89	—	—	—	—	—	—	—	—	4,079,558	—	—	—	—	4,079,648
Pre-IPO Preferred Shares redemption value accretion	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(64,605)	—	(64,605)
Capital injection in subsidiaries by noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	22,198	22,198
Acquisitions of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	228,659	228,659
Share issuance from exercise of share options	—	—	8,141,654	6	—	—	—	—	—	—	—	—	—		—	—	—	6
Appropriation to statutory reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	3,591	—	(3,591)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	296,030	—	—	296,030

Balance at December 31, 2018	85,364,814	53	226,323,075	144	—	—	—	—	—	—	—	—	9,459,546	7,666	326,077	(2,842,690)	240,406	7,191,202

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

BILIBILI INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)
(All amounts in thousands, except for share data)

	Ordinary shares
	Class Y Ordinary Shares		Class Z Ordinary Shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Noncontrolling interests	Total shareholders’ equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2018	85,364,814	53	226,323,075	144	9,459,546	7,666	326,077	(2,842,690)	240,406	7,191,202
Net loss	—	—	—	—	—	—	—	(1,288,973)	(14,597)	(1,303,570)
Share-based compensation	—	—	—	—	172,550	—	—	—	—	172,550
Issuance of ordinary shares, net of issuance costs of US$9,376	—	—	14,173,813	10	1,647,701	—	—	—	—	1,647,711
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	30,000	30,000
Consolidation of an entity under common control (Note 24)	—	—	—	—	(488,463)	—	—	(8,146)	426,448	(70,161)
Purchase of noncontrolling interests	—	—	—	—	(73,144)	—	—	—	(102,480)	(175,624)
Share issuance from exercise of share options	—	—	2,254,453	1	—	—	—	—	—	1
Deconsolidation of a subsidiary	—	—	—	—	—	—	—	—	4,199	4,199
Appropriation to statutory reserves	—	—	—	—	—	5,797	—	(5,797)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	140,152	—	—	140,152

Balance at December 31, 2019	85,364,814	53	242,751,341	155	10,718,190	13,463	466,229	(4,145,606)	583,976	7,636,460

The accompanying notes are an integral part of these consolidated financial statements.

F-
8

BILIBILI INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)
(All amounts in thousands, except for share data)

	Ordinary shares
	Class Y Ordinary Shares		Class Z Ordinary Shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Noncontrolling interests	Total shareholders’ equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2019	85,364,814	53	242,751,341	155	10,718,190	13,463	466,229	(4,145,606)	583,976	7,636,460
Net loss	—	—	—	—	—	—	—	(3,007,412)	(46,605)	(3,054,017)
Impact of adoption of credit loss guidance	—	—	—	—	—	—	—	(17,900)	—	(17,900)
Share-based compensation	—	—	—	—	385,898	—	—	—	—	385,898
Share issuance from exercise of share options	—	—	4,491,566	3	—	—	—	—	—	3
Issuance ordinary shares related to long-term investment	—	—	—	—	277,467	—	—	—	—	277,467
Issuance of ordinary shares, net of issuance costs of US$563	—	—	17,310,696	12	2,817,446	—	—	—	—	2,817,458
Shares redesignation	(1,649,700)	(1)	1,649,700	1	—	—	—	—	—	—
Accretion to redeemable noncontrolling interests	—	—	—	—	(4,292)	—	—	—	(1,672)	(5,964)
Capital injection in subsidiaries by noncontrolling interests	—	—	—	—	—	—	—	—	21,463	21,463
Acquisition of subsidiaries	—	—	270,435	*	120,865	—	—	—	41,627	162,492
Purchase of noncontrolling interests	—	—	1,731,100	1	300,728	—	—	—	(416,785)	(116,056)
Appropriation to statutory reserves	—	—	—	—	—	4,421	—	(4,421)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	(325,100)	—	—	(325,100)

Balance at December 31, 2020	83,715,114	52	268,204,838	172	14,616,302	17,884	141,129	(7,175,339)	182,004	7,782,204

*	Less than 1.
The accompanying notes are an integral part of these consolidated financial statements.

F-
9

BILIBILI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	For the Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$ Note 2(e)
Cash flows from operating activities:
Net loss	(565,021)	(1,303,570)	(3,054,017)	(468,049)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment	99,714	191,784	326,512	50,040
Amortization of intangible assets	542,731	905,613	1,395,129	213,813
Amortization of right-of-use assets	—	70,712	96,235	14,749
Amortization of debt issuance costs	—	9,117	19,291	2,956
Share-based compensation expenses	181,193	172,550	385,898	59,142
Allowance for doubtful accounts	10,904	9,396	99,165	15,198
Inventory provision	—	5,987	6,218	953
Deferred income taxes	—	(10,479)	(13,466)	(2,064)
Unrealized exchange losses /(gains)	497	2,636	(3,018)	(463)
Unrealized fair value changes of short-term investments	(1,799)	17,939	(39,470)	(6,049)
Fair value changes of long-term investments	2,072	18,444	(11,171)	(1,712)
Gain on disposal of long-term investments and subsidiaries	—	(148,776)	—	—
Loss from equity method investments	—	24,173	50,531	7,744
Revaluation of previously held equity interests	(144,434)	—	—	—
Impairments of long-term investments	46,375	5,900	8,000	1,226
Changes in operating assets and liabilities:
Accounts receivable	65,612	(398,968)	(417,237)	(63,944)
Amount due from related parties	35,118	7,382	17,015	2,608
Prepayments and other assets	(540,647)	(508,515)	(610,592)	(93,577)
Other long-term assets	—	(360,497)	(245,224)	(37,582)
Accounts payable	345,917	586,864	816,103	125,073
Salary and welfare payable	95,452	101,788	374,442	57,386
Taxes payable	13,708	23,114	54,381	8,334
Amount due to related parties	44,607	(50,331)	—	—
Deferred revenue	398,623	353,997	734,786	112,611
Accrued liabilities and other payables	106,664	277,875	651,651	99,869
Other long-term liabilities	—	190,416	111,941	17,156

Net cash provided by operating activities	737,286	194,551	753,103	115,418

Cash flows from investing activities:
Purchase of property and equipment	(293,566)	(296,044)	(602,122)	(92,279)
Purchase of intangible assets	(1,040,125)	(1,268,830)	(1,636,877)	(250,862)
Purchase of short-term investments	(6,666,731)	(9,973,879)	(26,731,176)	(4,096,732)
Maturities of short-term investments	6,252,151	9,993,525	24,921,538	3,819,393
Cash consideration paid for purchase of subsidiaries, net of cash acquired	(135,822)	(719,909)	(498,854)	(76,453)
Cash paid for long-term investments including loans	(565,137)	(1,226,794)	(1,261,161)	(193,281)
Repayment of loans from investees	—	11,000	3,500	536
Cash received from disposal of long-term investments	1,250	566,554	135,254	20,729
Impact to cash resulting from deconsolidation of a subsidiary	—	(959)	—	—
Placements of time deposits	(750,473)	(4,920,099)	(10,907,296)	(1,671,616)
Maturities of time deposits	2,059	3,877,158	7,670,373	1,175,536

Net cash used in investing activities	(3,196,394)	(3,958,277)	(8,906,821)	(1,365,029)

Cash flows from financing activities:
Proceeds of short-term loans	—	141,857	200,000	30,651
Repayment of short-term loans	—	(100,000)	(100,000)	(15,326)
P urchase of noncontrolling interests	—	(121,325)	(280,271)	(42,952)
Capital injections from noncontrolling interests	22,198	154,492	103,450	15,854
Proceeds from exercise of employees’ share options	6	1	3	*
Proceeds from issuance of ordinary shares, net of issuance costs of US$6,333, US$9,376 and US$563, respectively	4,952,606	1,647,711	2,817,458	431,794
Proceeds from issuance of convertible senior notes, net of issuance costs of US$11,805 and US$13,857, respectively	—	3,356,106	5,594,779	857,437

Net cash provided by financing activities	4,974,810	5,078,842	8,335,419	1,277,458

Effect of exchange rate changes on cash and cash equivalents held in foreign currencies	261,447	107,513	(466,252)	(71,456)
Net increase/(decrease) in cash and cash equivalents	2,777,149	1,422,629	(284,551)	(43,609)
Cash and cash equivalents at beginning of the year	762,882	3,540,031	4,962,660	760,561

Cash and cash equivalents at end of the year	3,540,031	4,962,660	4,678,109	716,952

Supplemental disclosures of cash flows information:
Cash paid for income taxes, net of tax refund	15,765	33,734	54,022	8,279
Cash paid for interest expense	—	26,203	86,167	13,206
Supplemental schedule of non-cash investing and financing activities:

F-
10

Accretion to Pre-IPO Preferred Shares redemption value	64,605	—	—	—
Accretion to redeemable noncontrolling interests	—	—	5,964	914
Fixed assets purchases financed by accounts payable	40,277	55,759	25,797	3,954
Acquisitions and investments financed by accrued liabilities and other payables	502,279	79,059	125,363	19,213
Intangible assets purchases financed by accounts payable	415,780	365,187	746,404	114,391
Issuance of ordinary shares in the business combination, purchase of noncontrolling interests and investment addition	—	—	889,957	136,392

* Less than 1.
The accompanying notes are an integral part of these consolidated financial statements.

F-1
1

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
As of December 31, 2020, the Company’s major subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

Major Subsidiaries	Place and Year of Incorporation	Percentage of Direct or Indirect Economic Ownership	Principal Activities
Bilibili HK Limited	Hong Kong Y2014	100	Investment holding
Hode HK Limited	Hong Kong Y2014	100	Investment holding
Bilibili Co., Ltd.	Japan Y2014	100	Business development
Hode Shanghai Limited (“Hode Shanghai”)	PRC Y2014	100	Technology development
Shanghai Bilibili Technology Co., Ltd.	PRC Y2016	100	Technology development

Major VIEs and VIEs’ subsidiaries	Place and Year of Incorporation Acquisition	Percentage of Direct or Indirect Economic Ownership	Principal Activities
Shanghai Hode Information Technology Co., Ltd. (“Hode Information Technology”)	PRC Y2013	100	Mobile game operation
Shanghai Kuanyu Digital Technology Co., Ltd. (“Shanghai Kuanyu”)	PRC Y2014	100	Video distribution and game distribution
Sharejoy Network Technology Co., Ltd. (“Sharejoy Network”)	PRC Y2014	100	Game distribution
Shanghai Hehehe Culture Communication Co., Ltd. (“Shanghai Hehehe”)	PRC Y2014	100	Comics distribution
Shanghai Anime Tamashi Cultural Media Co., Ltd. (“Shanghai Anime Tamashi”)	PRC Y2015	100	E-commerce
History of the Group

•	Reorganization
The Group commenced operations in 2011 and established Hode Information Technology to expand the principal businesses in 2013. Hode Information Technology was founded by several PRC citizens. The Company was incorporated as a limited liability company in the Cayman Islands in December 2013. Through a series of contemplated transactions in October and December 2014, Hode Shanghai was established to control Hode Information Technology through contractual arrangements (the “Reorganization”). Through these Reorganization transactions, the Group’s business continued to be carried out by Hode Information Technology without changes in control. There was no change in financial statements preparation basis resulted from these Reorganization transactions. Further, the Group obtained control over Shanghai Kuanyu in November 2014 through contractual agreements. Hode Information Technology and Shanghai Kuanyu became the VIEs of the Group. Sharejoy Network, Shanghai Hehehe and Shanghai Anime Tamashi are the wholly-owned subsidiaries of Hode Information Technology.

F-1
2

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Operations and Reorganization (Continued)

•	Initial public offering (“IPO”) and follow-on offerings
In April 2018, the Company completed its IPO on the NASDAQ Global Select Market. In the offering, 42,000,000 American depositary shares (“ADSs”), representing 42,000,000 Class Z Ordinary Shares, were issued and sold to the public at a price of US$11.50 per ADS. The net proceeds to the Company from the IPO, after deducting commissions and offering expenses, were US$443.3 million (RMB2,781.8 million).
In October 2018, 25,063,451 ADSs, representing 25,063,451 Class Z Ordinary Shares, were issued and sold to Tencent Holdings Limited (“Tencent”). The net proceeds to the Company from the offering, after deducting offering expenses, were US$317.2 million (RMB2,170.8 million).
In April 2019, the Company completed an offering of convertible senior notes due 2026 (the “2026 Notes”) in an aggregate principal amount of US$500.0 million, and a public offering of 14,173,813 ADSs, or the Primary Offering, each ADS representing one Class Z Ordinary Share of the Company at a price of US$18.00 per ADS. The total net proceeds to the Company from the 2026 Notes and the Primary Offering, after deducting commissions and offering expenses, were US$733.9 million (RMB5,003.8 million).
In April 2020, 17,310,696 ADSs, representing 17,310,696 Class Z Ordinary Shares, were issued and sold to Sony Corporation of America (“SCA”), a wholly owned subsidiary of Sony Corporation (“Sony”). The net proceeds to the Company from the offering, after deducting offering expenses, were US$399.4 million (RMB2,817.5 million).
In June 2020, the Company completed an offering of convertible senior notes due 2027 (the “2027 Notes”) in an aggregate principal amount of US$800.0 million. The total net proceeds to the Company from the 2027 Notes after deducting commissions and offering expenses, were US$786.1 million (RMB5,594.8 million).

F-1
3

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
The contractual arrangements that are used to control the VIEs include powers of attorney, exclusive technology consulting and services agreements or exclusive business cooperation agreements, equity pledge agreements and exclusive option agreements. Management concluded that the Company, through the contractual arrangements, has the power to direct the activities that most significantly impact the VIEs’ economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the VIEs, and therefore the Company is the ultimate primary beneficiary of these VIEs. As such, the Company consolidates the financial statements of these VIEs. Consequently, the financial results of the VIEs were included in the Group’s consolidated financial statements in accordance with the presentation as stated in Note 2(a).
The following is a summary of the contractual agreements entered into by and among the Company’s relevant subsidiaries, the VIEs, and respective nominee shareholders of the VIEs.
Exclusive Technology Consulting and Services Agreements.
Under the exclusive technology consulting and services agreements between the Company’s relevant subsidiaries and the VIEs, the Company’s relevant subsidiaries have the exclusive right to provide the VIEs consulting and services related to, among other things, research and development, system operation, advertising, internal training and technical support. The Company’s relevant subsidiaries have the exclusive ownership of intellectual property rights created as a result of the performance of these agreements. These VIEs shall pay the Company’s relevant subsidiaries an annual service fee, which are subject to the adjustment by the Company’s relevant subsidiaries at its sole discretion. These agreements will remain effective for a 10 year’s
term and then be automatically renewed, unless the Company’s relevant subsidiaries give the VIEs a termination notice 90 days before the term ends. On December 23, 2020, the above agreements were replaced by the exclusive business cooperation agreements, which contain terms substantially similar to the exclusive business cooperation agreements described above, the exclusive business cooperation agreements have an infinite period commencing from December 23, 2020, unless the Company’s relevant subsidiaries give the VIEs a termination notice 30 days before the term ends.

F-1
4

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Operations and Reorganization (Continued)
Contractual agreements with major VIEs (Continued)

Exclusive Option Agreements.
Pursuant to the exclusive purchase option agreement, among the Company’s relevant subsidiaries, the VIEs and its nominee shareholders, each of the nominee shareholders of the VIEs irrevocably granted the Company’s relevant subsidiaries an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in the VIEs, and the purchase price shall be the lowest price permitted by applicable PRC law. In addition, the VIEs irrevocably granted the Company’s relevant subsidiaries an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the VIEs’ assets at the book value of such assets, or at the lowest price permitted by applicable PRC law, whichever is higher. The nominee shareholders of the VIEs undertake that, without the prior written consent of the Company’s relevant subsidiaries, they shall not increase or decrease the registered capital, dispose of its assets, incur any debts or guarantee liabilities, enter into any material purchase agreements, conduct any merger, acquisition or investments, amend its articles of association or provide any loans to third parties. The exclusive option agreements will remain effective until all equity interests in the VIEs held by their nominee shareholders and all assets of the VIEs are transferred or assigned to the Company’s relevant subsidiaries or its designated representatives
.
Powers of Attorney
. Pursuant to the powers of attorney, each of the nominee shareholders of the VIEs, executed a power of attorney to irrevocably appoint the Company’s relevant subsidiaries or its designated person as nominee shareholder’s attorney-in-fact
to exercise all of the rights as a shareholder of the VIEs, including, but not limited to, the right to convene and attend shareholders’ meeting, vote on any resolution that requires a shareholder vote, such as the appointment or removal of directors and executive officers, other voting rights pursuant to the then-effective articles of association of the VIEs and transfer of VIE’s assets. The powers of attorney will remain in force for so long as the nominee shareholders remain shareholders of the VIEs. The powers of attorney were amended on December 23, 2020, which were extended the life to an indefinite terms commencing from December 23, 2020 and will be terminated in the event that (i) the power of attorney is unilaterally terminated by the Company’s relevant subsidiaries; or (ii)it is legally permissible for the Company or any of the subsidiaries to hold equity interests directly or indirectly in VIEs or their designated person is registered to be the sole shareholder of VIEs.
Equity Pledge Agreements.
Pursuant to the equity pledge agreements, among the Company’s relevant subsidiaries, the VIEs and its nominee shareholders, the nominee shareholders of the VIEs pledged all of their equity interests in the VIEs to guarantee their and the VIEs’ performance of their obligations under the contractual arrangements. In the event of a breach by the VIEs or the VIEs’ shareholders of contractual obligations under these agreements, the Company’s relevant subsidiaries, as pledgee, will be entitled the right to dispose of the pledged equity interests in the VIEs. The nominee shareholders of the VIEs also undertake that, during the term of the equity pledge agreements, they shall not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the equity pledge agreements, the Company’s relevant subsidiaries has the right to receive all of the dividends and profits distributed on the pledged equity interests. The pledge will remain binding until the VIEs and their nominee shareholders discharge all their obligations under the contractual arrangements.

F-1
5

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
On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, effective on January 1, 2020. The Foreign Investment Law has a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. In the event that the State Council in the future promulgates laws and regulations that deem investments made by foreign investors through contractual arrangements as “foreign investment,” the Group’s ability to use the contractual arrangements with its VIEs and the Group’s ability to conduct business through the VIEs could be severely limited.

F-1
6

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Operations and Reorganization (Continued)
Risks in relation to the VIE structure (Continued)

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
In addition, if the Group’s corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

•	revoke the Group’s business and/or operating licenses;

•	impose fines on the Group;

•	confiscate any of the Group’s income that they deem to be obtained through illegal operations;

•	discontinue or place restrictions or onerous conditions on the Group’s operations

•	restrict the Group’s right to collect revenues;

•	shut down the Group’s servers or block the Group’s app/websites;

•	require the Group to restructure the operations, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.
The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs in the Group’s consolidated financial statements. In the opinion of management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group believes that the contractual arrangements among each of the VIEs, their respective shareholders and relevant wholly foreign-owned enterprises are in compliance with PRC law and are legally enforceable. The Group’s operations depend on the VIEs to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. Management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements.

F-1
7

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Operations and Reorganization (Continued)
Risks in relation to the VIE structure (Continued)

The following combined financial information of the Group’s VIEs as of December 31, 2018, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 included in the accompanying consolidated financial statements of the Group was as follows:

	December 31, 2018	December 31, 2019	December 31, 2020
	RMB in thousands
Current assets:
Cash and cash equivalents	152,295	201,310	349,190
Time deposits	10,265	7,674	22,161
Accounts receivable, net	130,823	223,438	343,099
Amount due from the Company and its subsidiaries	165,559	127,944	173,596
Amount due from related parties	—	170,535	59,117
Prepayments and other current assets	841,018	999,780	1,383,648
Short-term investments	252,943	672,787	1,175,309
Non-current assets:
Long-term investments, net	843,149	794,549	1,223,943
Other non-current assets	943,373	1,483,983	2,183,411

Total assets	3,339,425	4,682,000	6,913,474

Current liabilities:
Accounts payable	1,078,070	1,454,924	2,332,372
Salary and welfare payable	94,699	128,343	288,686
Taxes payable	27,152	33,611	106,492
Short-term loans	—	—	100,000
Deferred revenue	937,086	1,234,508	1,769,992
Amount due to the Company and its subsidiaries	1,594,527	2,650,499	3,752,973
Accrued liabilities and other payables	318,568	222,078	449,370
Amount due to related parties	23,054	—	—
Non-current liabilities:
Other long-term liabilities	—	23,108	19,640

Total liabilities	4,073,156	5,747,071	8,819,525

	For the Year Ended December 31,
	2018	2019	2020
	RMB in thousands
Net revenues:
Revenue from third parties	3,691,219	6,056,332	9,651,207
Revenue from the Company and its subsidiaries	443,405	531,830	667,765

Net revenues	4,134,624	6,588,162	10,318,972

Net loss	(587,932)	(448,114)	(853,970)

	For the Year Ended December 31,
	2018	2019	2020
	RMB in thousands
Net cash provided by operating activities	636,972	271,299	1,476,494
Net cash used in investing activities	(674,483)	(1,518,931)	(2,421,163)
Net cash provided by financing activities	130,592	1,300,740	1,090,287

F-1
8

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Operations and Reorganization (Continued)
Risks in relation to the VIE structure (Continued)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to RMB12.2 million, RMB94.8 million and RMB92.1 million, as of December 31, 2018, 2019 and 2020, as well as certain non-distributable
statutory reserves amounting to RMB7.7 million, RMB12.5 million and RMB17.9 million, respectively, as of December 31, 2018, 2019 and 2020. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.
There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.
Liquidity
The Group incurred net losses of RMB565.0 million, RMB1,303.6 million and RMB3,054.0 million for the years ended December 31, 2018, 2019 and 2020, respectively. Net cash provided by operating activities was RMB737.3 million, RMB194.6 million and RMB753.1 million for the years ended December 31, 2018, 2019 and 2020, respectively. Accumulated deficit was RMB2,842.7 million, RMB4,145.6 million and RMB7,175.3 million as of December 31, 2018, 2019 and 2020, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments. Historically, the Group has relied principally on both operational sources of cash and non-operational
sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. In the past, the Group has been continuously receiving financing support from outside investors through the issuance of preferred shares and public offerings of ordinary shares. In 2018, the Company completed its IPO, raising US$443.3 million (RMB2,781.8 million), and issued 25,063,451 Class Z Ordinary Shares to Tencent with net proceed of US$317.2 million (RMB2,170.8 million). In 2019, the Company completed its offering of the 2026 Notes and the Primary Offering, raising US$733.9 million (RMB5,003.8 million), after deducting commissions and offering expenses. In 2020, the Company completed an offering of convertible senior notes due 2027 (the “2027 Notes”) raising US$786.1 million (RMB5,594.8 million), after deducting commissions and offering expenses, and the Company issued 17,310,696 Class Z Ordinary Shares to Sony, raising US$399.4 million (RMB2,817.5 million), after deducting offering expenses. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. Based on the above considerations, the Group believes the cash and cash equivalents and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the consolidated financial statements. The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

9

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

F-
20

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

c)	Use of estimates
The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, determination of the average playing period for paying players, and assessment for the impairment of long-term investments accounted for using the measurement alternative.

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
In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive income/(loss) on the consolidated statements of operations and comprehensive loss.
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
Translations of balances on the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 6.5250, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2020. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.

F-2
1

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

c.	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.
The Group’s financial instruments include cash and cash equivalents, time deposits, accounts receivable, amount due from/to related parties, short-term investments, and accounts payable of which the carrying values approximate their fair values. Please see Note 22 for additional information.

F-2
2

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

g)	Cash and cash equivalents and time deposits
Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in the United States of America and China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2018, 2019 and 2020, there were cash on hand and demand deposits with terms of and less than three months denominated in U.S. dollars amounting to approximately US$481.6 million, US$670.1 million and US$582.2 million, respectively (equivalent to approximately RMB3,305.3 million, RMB4,674.6 million and RMB 3,798.5 million, respectively). As of December 31, 2018, 2019 and 2020, the Group had cash held in accounts managed by online payment platforms such as Alipay and Paypal in connection with the collection of online service fees for a total amount of RMB10.8 million, RMB26.8 million and RMB42.0 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.
As of December 31, 2018, 2019 and 2020, the Group had approximately RMB 377.8 million, RMB1,596.0 million and RMB2,144.5 million cash and cash equivalents held by its PRC subsidiaries and VIEs, representing 11%, 32% and 46% of total cash and cash equivalents of the Group, respectively.
Time deposits represent deposits placed with banks with original maturities more than three months but less than one year. As of December 31, 2018, 2019 and 2020, there were time deposits denominated in U.S. dollars amounting to approximately US$109.2 million, US$264.4 million and US$721.1 million, respectively (equivalent to approximately RMB749.4 million, RMB1,844.6 million and RMB 4,705.1million, respectively).
The Group had no other lien arrangements for the years ended December 31, 2018, 2019 and 2020. As of December 31, 2018, 2019 and 2020, the Group had no restricted cash balance.

h)	Receivables, net
Prior to January 1, 2020, the Group monitors the collection of its receivables and records allowance for specifically identified non-recoverable
amounts. If the economic situation and the financial condition of a customer deteriorate resulting in an impairment of the customer’s ability to make payments, additional allowances might be required. Receivable balances are written off when they are determined to be uncollectible.
Starting from January 1, 2020, the Group adopted
ASU No. 2016-13, “Financial
Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group used a modified retrospective approach with a cumulative-effect increase of approximately RMB17.9 million recorded in accumulated deficit.
The Group’s accounts receivable and other receivables recorded in prepayments and other current assets are within the scope of ASC Topic 326. Accounts receivable consist primarily of receivables from advertising customers, and receivables from distribution channels.
To estimate expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. This is assessed at each quarter based on the Group’s specific facts and circumstances. No significant impact of changes in the assumptions since adoption.

F-2
3

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

h)	Receivables, net (Continued)

The Group recorded a provision for current expected credit loss. The following table sets out movements of the allowance for doubtful accounts for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018	2019	2020
		RMB in thousands
Beginning balance prior to ASC 326	—	—	17,696
Impact of adoption to ASC 326	—	—	17,900
Beginning balance	4,516	14,420	35,596

Provisions	10,904	9,396	99,165
Write-offs	(1,000)	(6,120)	(13,758)
Ending balance	14,420	17,696	121,003

i)	Inventories, net
Inventories, mainly represent products for the Group’s
e-commerce
business, are stated at the lower of cost or net realizable value on the consolidated balance sheets. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write downs are recorded in cost of revenues on the consolidated statements of operations and comprehensive loss. Certain costs attributable to buying and receiving products, such as purchase freights, are included in cost of inventories.

j)	Property and equipment, net
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

F-2
4

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

k)	Intangible assets, net
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

Licensed copyrights of content	shorter of the licensed period or projected useful life of the content, mainly vary from 1 to 8 years
License rights of mobile games	shorter of the licensed period or projected useful life of mobile games, mainly vary from 1 to 3 years
Intellectual property and others	1 - 10 years, based on the underlying intangible assets expected to contribute to the future cash flows
If expectations of the usefulness of the content are revised downward, the unamortized cost is written down to the estimated net realizable value. A write-down from unamortized cost to a lower estimated net realizable value establishes a new cost basis.

l)	Goodwill
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
The Group applies the quantitative impairment test, which consists of a two-step
quantitative impairment test. The first step was comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If the fair value of the reporting unit exceeded the carrying value of the reporting unit, goodwill was not impaired and the Group was not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the two-step
quantitative goodwill impairment test to measure the amount of impairment loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill.
On January 1, 2020, the Group adopted
ASU No. 2017-04,
Simplifying the Test for Goodwill Impairment
to simplify the test for goodwill impairment by removing Step 2, which was issued by the FASB in January 2017. The Group, therefore, performs the goodwill impairment test by comparing the fair value of the reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the fair value, not to exceed the total amount of goodwill allocated to the reporting unit. This adoption did not have a material impact on the consolidated financial statements.
Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The estimated fair value of reporting unit is determined using either an income approach or a market approach, when appropriate. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Group as a whole is determined to be one reporting unit for goodwill impairment testing. The Group applied the quantitative assessment and performed the goodwill impairment test by quantitatively comparing the fair values of the reporting unit to its carrying amounts
.

The Group determines the fair value of the reporting unit based on its quoted stock price
, and no impairment charge was recognized for any of the periods presented.

F-2
5

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

m)	Impairment of long-lived assets other than goodwill
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

n)	Research and development expenses
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

o)	Sales and marketing expenses
Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and other compensation-related expenses to the Group’s sales and marketing personnel. Marketing and promotional expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all marketing and promotion costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2018, 2019 and 2020, the marketing and promotional expenses were RMB436.5 million, RMB934.7 million and RMB3,006.0 million, respectively.

p)	General and administrative expenses
General and administrative expenses consist primarily of salaries and other compensation-related expenses to the Group’s general and administrative personnel, professional fees, rental expenses and allowance for doubtful accounts.

F-2
6

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

q)	Leases
Prior to 2019, the Group accounted for leases under ASC 840, Leases. Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease
basis and are generally not included in the initial lease terms.
On January 1, 2019, the Group adopted ASU
No. 2016-02,
Leases (Topic 842)
, as amended, which supersedes the lease accounting guidance under ASC 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use
assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

F-2
7

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

q)	Leases (Continued)

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
As a result of the adoption, the Group recognized approximately RMB235.7 million of right-of-use
assets recorded in “Other long-term assets,” and corresponding short-term leasing liabilities recorded in “Accrued liabilities and other payables” and long-term leasing liabilities recorded in “Other long-term liabilities” respectively on the consolidated balance sheet as of January 1, 2019. The adoption had no material impact on the Group’s consolidated statements of operations and comprehensive loss and cash flows for the year ended December 31, 2019 or the opening balance of accumulated deficit as of January 1, 2019.
The Group leases office space and staff quarters under
non-cancelable
operating lease agreements, which expire at various dates through 2025. As of December 31, 2019, and December 31, 2020, the Group’s operating leases had a weighted average remaining lease term of 3.2 years and 3.1 years and a weighted average discount rate of 4.75% and 4.75%, respectively. Future lease payments under operating leases as of December 31, 2020 were as follows:

December 31, 2020
RMB in thousands
2021	156,869
2022	171,923
2023	106,253
2024	43,575
2025 and thereafter	17,813

Total future lease payments	496,433
Impact of discounting remaining lease payments	(42,642)

Total lease liabilities	453,791

Rent expense under operating leases was RMB55.8 million for the year ended December 31, 2018. Operating lease cost for the year
s
ended December 31, 2019 and 2020 was RMB79.4 million and RMB107.2 million, respectively, which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2019 and 2020 was immaterial. Supplemental cash flow information related to operating leases was as follows:

	For the Year Ended December 31,
	2019	2020
	RMB in thousands
Cash payments for operating leases	67,535	107,772
Right-of-use assets obtained in exchange for operating lease liabilities	96,692	260,867

F-2
8

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

q)	Leases (Continued)

Future lease payments under leases as of December 31, 2018 were as follows:

Operating Leases*
RMB in thousands
2019	65,400
2020	72,230
2021	73,054
2022	69,681
Beyond 2022	19,544

*	Amounts are based on ASC 840, Leases that were superseded upon the Company’s adoption of ASC 842 , Leases on January 1, 2019.

r)	Share-based compensation
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
For share options granted with service condition and the occurrence of an IPO as performance condition, share-based compensation expenses are recorded net of estimated forfeitures using graded-vesting method during the requisite service period. Cumulative share-based compensation expenses for the options that have satisfied the service condition, amounting to RMB28.9 million, were recorded upon the completion of the IPO in 2018.

9

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

s)	Employee benefits
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

t)	Investments
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

F-
30

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

t)	Investments (Continued)

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
Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities
which was adopted on January 1, 2018.
The adoption did not have a significant impact on the Group’s consolidated financial statements.

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
, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records the investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investments on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize its proportionate share of each equity investee’s net income or loss into earnings and cash distributions from investees, after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized as “Investment income, net” in the consolidated statements of operations and comprehensive loss when the decline in value is determined to be other-than-temporary.
Investments accounted for at fair value
In accordance with ASC 825,
Financial Instruments
, for financial products with variable interest rates referenced to performance of underlying assets and with original maturities greater than one year, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value. Changes in the fair value of these investments are reflected on the consolidated statements of operations and comprehensive loss as “Investment income, net”. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see Note 22 for additional information.

F-3
1

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

u)	Taxation
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
Uncertain tax positions
In order to assess uncertain tax positions, the Group applies a more-likely-than-not
threshold and a
two-step
approach for the tax position measurement and financial statement recognition. Under the two-step
approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not
that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likelihood of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under income tax expenses in its consolidated statements of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2018, 2019 and 2020. The Group also did not expect any significant increase or decrease in unrecognized tax liability within 12 months following the reporting date.

v)	Revenue recognition
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
The adoption of ASC 606 did not significantly change (1) the timing and pattern of revenue recognition for all of the Group’s revenue streams, and (2) the presentation of revenue as gross versus net. Therefore, the adoption of ASC 606 did not have a significant impact on the Group’s financial position, results of operations, equity, cash flows or any adjustment on the Group’s consolidated financial statements as of the adoption date and for the years ended December 31, 2018, 2019 and 2020.
The Group’s revenue recognition policies effective upon the adoption of ASC 606 are as follows:

F-3
2

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

v)	Revenue recognition (continued)

Mobile game services
Exclusively distributed mobile games
For the years ended December 31, 2018, 2019 and 2020, the Group primarily generates revenues from the sale of in-game
virtual items to enhance the game-playing experience
.
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
The Group has estimated the average playing period of the paying players for each game, usually between three to eight months. The Group considers the average period that players typically play the games and other game player behavior patterns, as well as various other factors to arrive at the best estimates for the estimated playing period of the paying players. To compute the estimated average playing period for paying players, the Group considers the initial purchase date as the starting point of a paying player’s lifespan. The Group tracks populations of paying players who made their initial purchases during the interval period (the “Cohort”) and tracks each Cohort to understand the subsequent churn rate of the paying players of each Cohort, i.e. the number of paying players from each Cohort who left subsequent to their initial purchases. To determine the ending point of a paying player’s lifespan beyond the date for which observable data are available, the Group extrapolates the actual observed churn rate to arrive at an estimated weighted average playing lifespan for paying players of the selected games. If a new game is launched and only a limited period of paying player data is available, then the Group considers other qualitative factors, such as the playing patterns for paying players for other games with similar characteristics with the new game, including paying player type and purchasing frequency. While the Group believes its estimates to be reasonable based on available game player information, the Group may revise such estimates based on new information indicating a change in the game player behavior patterns and any adjustments are applied prospectively.
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

F-3
3

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

v)	Revenue recognition (continued)
Mobile game services (continued)

Jointly operated mobile game distribution services
The Group is also offering distribution services for mobile games developed by the third-party game developers. In accordance with ASC 606, the Group evaluates the contracts with the third-party game developers and identifies the performance obligations as distributing games and providing payment solution and market promotion service to the game developers. Accordingly, the Group earns service revenue by distributing them to the game players.
In accordance with ASC
606-10-55-39,
the Group assesses whether it acts as the principal or as an agent in the arrangement with each party respectively. With respect to the jointly operated licensed arrangements between the Group and the third-party game developers, the Group considered it does not have the primary responsibility for fulfillment and acceptability of the game services. The Group’s responsibilities are distributing games, providing payment solution and market promotion service, and thus the Group views the third-party game developers to be its customers. Accordingly, the Group records the game distribution service revenue from these games, on a net basis based on the ratios pre-determined
with the third-party game developers when the performance obligations are satisfied, which is generally when the paying players purchase virtual currencies issued by the third-party game developers.

F-3
4

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

v)	Revenue recognition (continued)

Valued added services (“VAS”)
The Group offers premium membership subscription, live broadcasting and other video, audio and comic content to the customers.
The Group offers premium membership
sub
scription
services which provide subscribing members access to streaming of premium content in exchange for a non-refundable
upfront premium membership fee. When the receipt of premium membership fees is for services to be delivered over a period of time, generally from one month to twelve months, the receipt is initially recorded as “Deferred revenue” and revenue is recognized ratably over the membership period as services are rendered.
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
Advertising services
The Group provides various advertising formats, mainly include but not limited to advertisements appearing on the app opening page, banner text-links, logos, buttons and rich media, performance-based advertising and native advertisements which are customized according to advertisers’ needs. The Group determines each format of advertisements which is a distinct performance obligation. Consideration is allocated to each performance obligation based on its standalone selling price. The Group recognizes revenue on a pro-rata
basis for each performance obligation, commencing on the date the advertisements are displayed on the Group’s platform or upon the performance obligations are satisfied, generally when users click on links.
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

F-3
5

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

v)	Revenue recognition (continued)

E-commerce
and other revenues
E-commerce
and other revenues are mainly from the sales of products through the Group’s
e-commerce
platform, as well as revenues from holding certain offline performance activities.
E-commerce
and other revenues are recognized when control of promised goods or services is transferred to the customers, which generally occurs upon the acceptance of the goods or services by the customers. Pursuant to ASC
606-10-55-39,
for arrangements where the Group is primarily responsible for fulfilling the promise to provide the goods or services, are subject to inventory risk, and have latitude in establishing prices and selecting suppliers, revenues are recorded on a gross basis. Otherwise, revenues are recorded on a net basis. Cash coupons, granted to the customers for free at the Group’s discretion, are recorded as a reduction of the arrangement’s transaction price thereby reducing the amount of revenue recognized as the payment is not for a distinct good or service received from the customer in accordance with ASC
606-10-32-25.
Net revenues presented on the consolidated statements of operations and comprehensive loss are net of sales discount and sales tax.
Other Estimates and Judgment
s
The Group estimates revenue of mobile game, VAS from the third-party payment processors in the current period when reasonable estimates of these amounts can be made. The processors provide reliable interim preliminary reporting within a reasonable time frame following the end of each month and the Group maintains records of sales data, both of which allow the Group to make reasonable estimates of revenue and therefore to recognize revenue during the reporting period. Determination of the appropriate amount of revenue recognized involves judgments and estimates that the Group believes are reasonable, but actual results may differ from the Group’s estimates. When the Group receives the final reports, to the extent not received within a reasonable time frame following the end of each month, the Group records any differences between estimated revenue and actual revenue in the reporting period when the Group determines the actual amounts. The revenue on the final revenue report have not differed significantly from the reported revenue for the periods presented.
Contract balances
Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced, and revenue recognized prior to invoicing when the Group has satisfied its performance obligations and has the unconditional right to consideration.
Deferred revenue relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance from game players in mobile games, from customers in advertising services, live broadcasting services and other VAS, and e-commerce platforms. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the receipts in advance balance at the beginning of the year was RMB571.4 million, RMB943.4 million, and RMB1,238.8 million for the years ended December 31, 2018, 2019 and 2020, respectively.

F-3
6

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

v)	Revenue recognition (continued)

Practical expedients
The Group has used the following practical expedients as allowed under ASC 606:
The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed, as substantially all of the contracts have an original expected duration of one year or less.
The following table presents the Group’s net revenues disaggregated by revenue sources:

	For the Year Ended December 31,
	2018	2019	2020
	RMB in thousands
Mobile games	2,936,331	3,597,809	4,803,382
Value-added services (formerly known as Live broadcasting and VAS)	585,643	1,641,043	3,845,663
Advertising	463,490	817,016	1,842,772
E-commerce and others	143,467	722,054	1,507,159

Total net revenues	4,128,931	6,777,922	11,998,976

F-3
7

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Significant Accounting Policies (Continued)

w)	Cost of revenues
Costs of revenues consist primarily of revenue sharing costs to mobile games developers and distribution channels and payment channels, revenue sharing with the hosts and content creators, staff costs, content costs, server and bandwidth service costs, depreciation expenses and other direct costs of providing these services as well as cost of merchandise sold. These costs are charged to the consolidated statements of operations and comprehensive loss as incurred.

x)	Related parties
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

F-3
8

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

y)	Net loss per share
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
Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the conversion of the
Pre-IPO
Preferred Shares and other permanent equities, using the
if-converted
method, for periods prior to the completion of the IPO, ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method and ordinary shares issuable upon the conversion of the 2026 Notes and 2027 Notes using the if-converted
method. The computation of diluted net loss per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net loss per share. After the completion of the IPO, net loss per ordinary share is computed on Class Y Ordinary Shares and Class Z Ordinary Shares combined basis, because both classes have the same dividend rights in the Company’s undistributed net income.

z)	Statutory reserves
In accordance with China’s Company Laws, the Company’s VIEs in PRC must make appropriations from their after-tax
profit, as determined under the accounting principles generally acceptable in the People’s Republic of China (“PRC GAAP”), to
non-distributable
reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax
profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.
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
The following table presents the Group’s appropriations to general reserve funds and statutory surplus funds for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018	2019	2020
	RMB in thousands
Appropriations to general reserve funds and statutory surplus funds	3,591	5,797	4,421

9

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

aa)	Noncontrolling interests
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
The noncontrolling interests will continue to be attributed with its share of losses even if that attribution results in a deficit noncontrolling interest balance.

bb)	Comprehensive loss
Comprehensive loss is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income, as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

cc)	Segment reporting
Based on the criteria established by ASC 280,
Segment Reporting
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

dd)	Business combinations
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
In a business combination achieved in stages, the Group
re-measures
the previously held equity interests in the acquiree when obtaining control at its acquisition date fair value and the re-measurement
gain or loss, if any, is recognized on the consolidated statements of operations and comprehensive loss.

F-
40

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

dd)	Business combinations (Continued)
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

ee)	Recently issued accounting pronouncements
Simplifying the Accounting for Income Taxes.
In December 2019, the FASB issued ASU
2019-12,
Simplifying the Accounting for Income Taxes
, which removes specific exceptions to the general principles in Topic 740 and to simplifies accounting for income taxes. The guidance is effective for all entities for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. The Group does not expect the adoption to have a material impact on its consolidated financial statements.
Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic
 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic

. In January 2020, the FASB issued ASU
2020-01,
“Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic
 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic
 815,”
which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The guidance is effective for all entities for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

F-4
1

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Concentrations and Risks

a)	Telecommunications service provider
The Group relied on telecommunications service providers and their affiliates for servers and bandwidth services to support its operations for the years ended December 31, 2018, 2019 and 2020 as follows:

	For the Year Ended December 31,
	2018	2019	2020
Total number of telecommunications service providers	88	107	116
Number of service providers providing 10% or more of the Group’s servers and bandwidth expenditure	3	2	3
Total percentage of the Group’s servers and bandwidth expenditure provided by 10% or greater service providers	48%	45%	55%

b)	Foreign currency exchange rate risk
The functional currency and the reporting currency of the Company are U.S. dollars and RMB, respectively. The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, time deposits, short-term and long-term investments, long-term debt and accounts payable denominated in the U.S. dollars. Most of the Group’s revenues, costs and expenses are denominated in RMB, while the long-term debt and a portion of cash and cash equivalents, time deposits, short-term and long-term investments, and accounts payable are denominated in U.S. dollars. Any significant fluctuation of RMB against U.S. dollars may materially and adversely affect the Company’s cash flows, revenues, earnings and financial positions.

c)	Credit risk
The Group’s financial instruments potentially subject to significant concentrations of credit risk primarily consist of cash and cash equivalents, time deposits, accounts receivable, and money market funds and financial products with variable interest rates referenced to performance of underlying assets issued by commercial banks and other financial institutions. As of December 31, 2018, 2019 and 2020, substantially all of the Group’s cash and cash equivalents and time deposits were held in major financial institutions located in the United States of America and China, which management consider being of high credit quality. Accounts receivable is typically unsecured and is primarily derived from revenue earned from mobile game services (mainly relates to remittances due from payment channels and distribution channels) and advertising services. There was no individual payment channel that had receivable balance exceeding 10% of the Group’s accounts receivable balance as of December 31, 2018, 2019 and 2020. One distribution channel had receivable balance exceeding 10% of the Group’s accounts receivable balance as of December 31, 2018, 2019 and 2020, respectively, as follows:

RMB in thousands	December 31, 2018	December 31, 2019	December 31, 2020
Distribution channel A	63,762	118,860	146,907

F-4
2

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Concentrations and Risks (Continued)

d)	Major customers and supplying channels
No single customer represented 10% or more of the Group’s net revenues for the years ended December 31, 2018, 2019 and 2020.
The Group relied on a distribution channel to publish and generate the iOS version of its mobile games. Mobile game revenues generated through this distribution channel accounted for approximately 29%, 17% and 11% of the Group’s total net revenues for the years ended December 31, 2018, 2019 and 2020, respectively.

e)	Mobile games
Mobile game revenues accounted for 71%, 53% and 40% of the Group’s total net revenues for the years ended December 31, 2018, 2019 and 2020, respectively.
One mobile game individually contributing more than 10% of the Group’s total net revenues for the years ended December 31, 2018, 2019 and 2020, as follows:

	For the Year Ended December 31,
	2018	2019	2020
Mobile game 1	53%	31%	11%

4.	Prepayments and Other Current Assets
The following is a summary of prepayments and other current assets:

	December 31, 2018	December 31, 2019	December 31, 2020
	RMB in thousands
Prepayments for revenue sharing cost*	462,883	542,971	782,518
Prepayments for content cost	130,619	226,500	195,175
Prepayments for sales tax	80,487	157,244	202,025
Interest income receivable	26,812	93,688	6,396
Inventories, net	55,032	69,914	160,006
Loans to investees or ongoing investments	84,075	64,463	187,672
Prepayments of marketing and other operational expenses	33,198	53,246	64,068
Prepayments /receivables relating to jointly invested content	44,951	43,838	28,664
Deposits	20,447	26,301	51,661
Prepayments to inventory suppliers	12,901	9,058	19,970
Others	39,446	28,678	67,632

Total	990,851	1,315,901	1,765,787

*
App stores retain commissions on each purchase made by the users through the App stores. The Group is also obligated to pay ongoing licensing fees in form of royalties to the third-party game developers. Licensing fees consist of fees that the Group pays to content owners for the use of licensed content, including trademarks and copyrights, in the development of games. Licensing fees are either paid in advance and recorded on the balance sheets as prepayments or accrued as incurred and subsequently paid. Additionally, the Group defers the revenue from licensed mobile games over the estimated average playing period of paying players given that there is an implied obligation to provide on-going
services to
end-users.
The related direct and incremental platform commissions as well as game developers’ licensing fees are deferred and reported in “Prepayments and Other Current Assets” on the consolidated balance sheets.

F-4
3

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.	Short-term Investments
The following is a summary of short-term investments:

	December 31, 2018	December 31, 2019	December 31, 2020
	RMB in thousands
Financial products	858,021	1,070,113	2,866,643
Investments in publicly traded companies	—	80,918	434,609
Money market funds	87,317	109,779	55,937

Total	945,338	1,260,810	3,357,189

For the years ended December 31, 2018, 2019 and 2020, the Group recorded investment income of RMB13.8 million, investment loss of RMB3.1 million and investment income of RMB74.0 million related to short-term investments on the consolidated statements of operations and comprehensive loss, respectively.

6.	Property and Equipment, Net
The following is a summary of property and equipment, net:

	December 31, 2018	December 31, 2019	December 31, 2020
	RMB in thousands
Leasehold improvements	51,186	76,772	118,581
Servers and computers	481,695	765,110	1,286,310
Others	19,127	23,211	30,750

Total	552,008	865,093	1,435,641
Less: accumulated depreciation	(157,110)	(349,006)	(673,700)

Net book value	394,898	516,087	761,941

Depreciation expenses were RMB99.7 million, RMB191.8 million and RMB326.5 million for the years ended December 31, 2018, 2019 and 2020, respectively.

The Group had performed the impairment assessment of property and equipment and considered the relevant events and circumstances that might indicate potential impairment and concluded that there was no impairment indicator. No impairment charge
was recognized for any of periods presented.

F-4
4

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	Intangible Assets, Net
The following is a summary of intangible assets, net:

	As of December 31, 2018
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB in thousands
Licensed copyrights of content	1,997,175	(921,565)	1,075,610
License rights of mobile games	18,098	(15,163)	2,935
Intellectual property and others	412,202	(71,312)	340,890

Total	2,427,475	(1,008,040)	1,419,435

	As of December 31, 2019
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB in thousands
Licensed copyrights of content	3,072,959	(1,736,608)	1,336,351
License rights of mobile games	71,703	(35,863)	35,840
Intellectual property and others	434,089	(148,947)	285,142

Total	3,578,751	(1,921,418)	1,657,333

	As of December 31, 2020
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB in thousands
Licensed copyrights of content	4,556,683	(2,891,742)	1,664,941
License rights of mobile games	299,786	(119,493)	180,293
Intellectual property and others	753,282	(241,557)	511,725

Total	5,609,751	(3,252,792)	2,356,959

Amortization expenses were RMB542.7 million, RMB905.6 million, and RMB1,395.1 million for the years ended December 31, 2018, 2019 and 2020, respectively.

The Group had performed impairment assessment of intangible assets and considered the relevant events and circumstances that might indicate potential impairment and concluded that there was no impairment indicator
.
No impairment charge was recognized for any of the periods presented.
As of December 31, 2020, the licensed copyrights of content have weighted-average useful lives of 3.7 years. The intangible assets amortization expense for future years is expected to be as follows:

Intangible assets amortization expense
RMB in thousands
2021	843,542
2022	575,491
2023	340,301
2024	205,238
2025	134,128
Thereafter	258,259

Total expected amortization expense	2,356,959

8.	Goodwill

	December 31, 2018	December 31, 2019	December 31, 2020
	RMB in thousands
Beginning balance	50,967	941,488	1,012,026
Additions (Note 24)	890,521	70,538	283,760

Ending balance	941,488	1,012,026	1,295,786

No impairment charge was recognized for the years ended December 31, 2018, 2019 and 2020, respectively.

F-4
5

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.	Long-term Investments, Net
The Group’s long-term investments primarily consist of equity investments accounted for using the measurement alternative, equity investments accounted for using the equity method and other investments accounted for at fair value.

	December 31, 2018	December 31, 2019	December 31, 2020
	RMB in thousands
Equity investments accounted for using the measurement alternative	793,149	666,025	1,791,393
Equity investments accounted for using the equity method	—	279,854	188,199
Investments accounted for at fair value	186,838	305,250	253,346

Total	979,987	1,251,129	2,232,938

Equity investments using the measurement alternative
The Group did not disclose the fair value of alternative measure method investments if it is not practicable to estimate the fair value of its alternative measure method investments for which a quoted market price is not available due to both excessive cost as well as lack of available information on fair value of such investments. Specifically, many of the investees are start-up
companies in China and operate in emerging industries for which the Group has not been able to estimate their fair values. For those equity investments having observable price changes in orderly transactions for the identical or similar investments of the same issuers, the Group would disclose the fair value of the alternative measure method investments. RMB34.2 million of investment income was recognized in “Investment income, net”, as a result of re-measurement
of equity investments using the measurement alternative, for the year ended December 31, 2018. There was no re-measurement gain or loss was recognized of equity investments accounted for using the measurement alternative for the year
s
ended December 31, 2019 and 2020.
As of December 31, 2018, 2019 and 2020, the carrying value of equity investments accounted for using the measurement alternative was RMB793.1 million, RMB666.0 million and RMB1,791.4 million, respectively.
The Group recorded impairment charges for long-term investments of RMB46.4 million, RMB5.9 million and RMB8.0 million as “Investment income, net” for the years ended December 31, 2018, 2019 and 2020, respectively, as the Group determined the fair value of these investments was less than their carrying value.
Equity investments accounted for using the equity method
Nil, RMB24.2 million and RMB50.5 million of the Group’s proportionate share of equity investee’s net loss was recognized in “Investment income, net” for the years ended December 31, 2018, 2019 and 2020, respectively.
Investments accounted for at fair value
Investments accounted for at fair value primarily include financial products with variable interest rates referenced to performance of underlying assets and with original maturities great than one year. A loss of RMB2.9 million, a gain of RMB13.2 million and a gain of RMB24.9 million resulted from the change in fair value was recognized in “Investment income, net” for the years ended December 31, 2018, 2019 and 2020, respectively.

F-4
6

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Taxation
Composition of income tax
The following table presents the composition of income tax expenses for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018	2019	2020
	RMB in thousands
Current income tax expenses	14,909	29,452	48,081
Withholding income tax expenses	11,079	16,894	18,754
Deferred tax benefits	—	(10,479)	(13,466)

Total	25,988	35,867	53,369

a)	Income taxes
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
Hong Kong
Subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. The payments of dividends by these companies to their shareholders are not subject to any withholding tax in Hong Kong. Commencing from the year of assessment of 2018, 2019 and 2020, the first HK$2 million of profits earned by the Company’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate.
China
On March 16, 2007, the National People’s Congress of the PRC enacted the Enterprise Income Tax (“EIT”) Law, under which FIEs and domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to entities otherwise classified as “Software Enterprises”, “Key Software Enterprises”, “Encouraged Enterprises” and/or “High and New Technology Enterprises” (“HNTEs”). The EIT Law became effective on January 1, 2008.
The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China. Certain subsidiaries were qualified as HNTEs or Encouraged Enterprises and enjoyed a preferential income tax rate at 15% for the corresponding years from the year they are qualified, respectively, provided that they continue to qualify as HNTEs or Encouraged Enterprises during such periods.

F-4
7

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Taxation (Continued)

a)	Income taxes (Continued)

The following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018	2019	2020
	%	%	%
Statutory income tax rate	25.00	25.00	25.00
Permanent differences	(3.76)	(0.83)	0.60
Tax rate difference from statutory rate in other jurisdictions*	(0.92)	(0.39)	(3.90)
Tax effect of preferential tax treatments	(3.15)	(8.48)	(8.29)
Withholding tax	(2.05)	(1.33)	(0.63)
Change in valuation allowance	(19.94)	(16.80)	(14.56)

Effective income tax rate	(4.82)	(2.83)	(1.78)

*	It is primarily due to the tax effect of the Company as a tax-exempt entity incorporated in the Cayman Islands.
As of December 31, 2020, certain entities of the Group had net operating tax loss carry forwards as follows:

RMB in thousands

Loss expiring in 2021	43,751
Loss expiring in 2022	44,711
Loss expiring in 2023	83,876
Loss expiring in 2024	208,366
Loss expiring in 2025 and thereafter	3,201,799

Total	3,582,503

F-4
8

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Taxation (Continued)

b)	Sales tax
The Group’s subsidiaries and VIEs incorporated in China are subject to value added tax (“VAT”) for services rendered at a rate of 6% and for goods sold at a rate varying from 0% to 17% depending on their categories in different periods. All Entities in China are also subject to surcharges on value-added tax payments in accordance with PRC law. In addition, the Group’s advertising and marketing revenues are also subject to culture business construction fee at a rate of 3% in 2018, which was reduced to 1.5% since July 1, 2019, valid until December 31, 2024.

c)	Deferred tax assets and liabilities
The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2018, 2019 and 2020:

	December 31, 2018	December 31, 2019	December 31, 2020
	RMB in thousands
Deferred tax assets:
Deferred revenue	90,311	95,806	163,620
Accrued expenses and other payables	25,984	82,351	128,886
Advertising expenses in excess of deduction limit	312	7,507	65,674
Net operating tax loss carry forwards	176,439	360,975	621,035
Others	909	1,199	19,036

Total deferred tax assets	293,955	547,838	998,251

Less: valuation allowance	(293,955)	(537,359)	(977,333)

Net deferred tax assets	—	10,479	20,918

Deferred tax liabilities
Acquired intangible assets (Note 24)	—	—	(46,112)

Total deferred tax liabilities	—	—	(46,112)

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity
basis. As of December 31, 2018, 2019 and 2020, valuation allowances were provided against deferred tax assets in entities where it was determined it was more-likely-than-not
that the benefits of the deferred tax assets will not be realized.
The following table sets forth the movement of the aggregate valuation allowances for deferred tax assets for the periods presented:

	Balance at January 1	Re-measurement due to applicable preferential tax rate	Addition	Expiration of loss carry forward and impact of disposal of subsidiaries	Balance at December 31
	RMB in thousands
2018	(157,264)	22,502	(159,690)	497	(293,955)
2019	(293,955)	—	(248,896)	5,492	(537,359)
2020	(537,359)	105	(484,445)	44,366	(977,333)

9

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Taxation (Continued)

d)	Withholding income tax on dividends
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
To the extent that subsidiaries and VIEs of the Group have undistributed earnings, the Group will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2018, 2019 and 2020, the Group did not record any withholding tax on the retained earnings of its subsidiaries and VIEs in the PRC as they were still in accumulated deficit position.

11.	Taxes Payable
The following is a summary of taxes payable as of December 31, 2018, 2019 and 2020:

	December 31, 2018	December 31, 2019	December 31, 2020
	RMB in thousands
VAT payable	13,920	16,519	50,881
EIT payable	6,913	20,599	31,181
Withholding individual income taxes for employees	7,844	12,941	20,465
Withholding income tax payable	5,510	12,302	18,300
Others	4,318	5,495	6,365

Total	38,505	67,856	127,192

F-
50

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.	Accrued Liabilities and Other Payable s
The following is a summary of accrued liabilities and other payables as of December 31, 2018, 2019 and 2020:

	December 31, 2018	December 31, 2019	December 31, 2020
	RMB in thousands
Accrued marketing expenses	71,217	229,457	783,455
Leasing liabilities - current portion	—	95,901	150,402
Consideration payable for acquisitions and investments	502,279	79,059	125,363
Payables to producers and licensors	9,357	25,898	63,307
Professional fees	13,492	22,562	38,573
Other staff related cost	18,685	13,791	13,872
Interest payable	—	11,990	14,041
Advances from/payables to third parties	21,966	76,893	5,869
Others	33,446	20,212	42,794

Total	670,442	575,763	1,237,676

13.	Long-term Debt
2026 Notes
In April 2019, the Group issued US$500.0 million of 2026 Notes with an interest rate of 1.375% per annum. The net proceeds to the Company from the issuance of the 2026 Notes were US$488.2 million (RMB3,356.1 million), net of issuance costs of US$11.8 million (RMB81.1 million). The 2026 Notes may be converted, at an initial conversion rate of 40.4040 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$24.75 per ADS) at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of April 1, 2026.
Holders of the 2026 Notes may require the Company to repurchase all or part of their 2026 Notes in cash on April 1, 2024 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.
The issuance costs of the 2026 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., April 1, 2026). For the year
s
ended December 31, 2019 and 2020, the 2026 Notes related interest expense was US$6.4 million (RMB44.9 million) and US$8.5 million (RMB58.6 million), respectively.

F-5
1

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.	Long-term Debt (Continued)

2027 Notes
In June 2020, the Group issued US$800.0 million of 2027 Notes with an interest rate of 1.25% per annum. The net proceeds to the Company from the issuance of the 2027 Notes were US$786.1 million (RMB5,594.8 million), net of issuance costs of US$13.9 million (RMB98.6 million). The 2027 Notes may be converted, at an initial conversion rate of 24.5516 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$40.73 per ADS) at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of June 15, 2027.
Holders of the 2027 Notes may require the Company to repurchase all or part of their 2027 Notes in cash on June 15, 2023 and June 15, 2025, or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.
The issuance costs of the 2027 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., June 15, 2027). For the year
s
ended December 31, 2019 and 2020, the 2027 Notes related interest expense was nil and US$6.9 million (RMB46.8 million), respectively.
The Group assessed the 2026 Notes and 2027 Notes under ASC 815 and concluded that:
Since the conversion option is considered indexed to the Company’s own stock and classified in stockholders’ equity, bifurcation of conversion option from the 2026 Notes and 2027 Notes is not required as the scope exception prescribed in ASC
815-10-15-74
is met;
-    The repurchase option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation;
-    There was no beneficial conversion feature attributed to the 2026 Notes or 2027 Notes as the conversion prices for the 2026 Notes and 2027 Notes were greater than the fair value of the Company’s ordinary share price at date of issuance;
Therefore, the Group accounted for the 2026 Notes and 2027 Notes as single instruments as “Long-term debt” on the consolidated balance sheets. The issuance costs were recorded as an adjustment to the long-term debt and are amortized as interest expense using the effective interest method.
As of December 31, 2019 and 2020, the principal amount of 2026 Notes was RMB3,488.1 million and RMB3,262.5 million, respectively. The unamortized debt issuance costs were RMB73.5 million and RMB58.1 million as of December 31, 2019 and 2020, respectively.
As of December 31, 2020, the principal amount of 2027 Notes was RMB5,219.9 million. The unamortized debt issuance costs were RMB83.3 million as of December 31, 2020.
The following table provides a summary of the Company’s unsecured senior notes as of December 31, 2019 and December 31, 2020:

	December 31, 2019	December 31, 2020	Effective interest rate
	Amounts	Amounts
	RMB in thousands
US$500,000 1.375% notes due 2026	3,414,628	3,204,309	1.74%
US$800,000 1.25% notes due 2027	—	5,136,613	1.52%

Carrying value	3,414,628	8,340,922
Unamortized discount and debt issuance costs	73,472	141,448

Total principal amounts of unsecured senior notes	3,488,100	8,482,370

F-5
2

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.	Ordinary Shares

Since the inception, the Company issued Pre-IPO Class A, Pre-IPO Class B, Pre-IPO Class C, and Pre-IPO Class D Ordinary Shares, or collectively referred to as “Pre-IPO Ordinary Shares”. Holders of Pre-IPO Class B, Pre-IPO Class C and Pre-IPO Class D Ordinary Shares have rights to convert their shares into Pre-IPO Class A Ordinary Shares on 1:1 ratio at any time after the date of issuance.
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
Other permanent equities
The Pre-IPO Class B, Pre-IPO Class C and Pre-IPO Class D Ordinary Shares are preferred shares in nature as they have liquidation preference compared to Pre-IPO Class A Ordinary Shares. The Group classified Pre-IPO Class B Ordinary Shares as permanent equity as they are not redeemable. Pre-IPO Class C and Pre-IPO Class D Ordinary Shares are redeemable upon certain liquidation events, including a change in control, which is deemed to be a liquidation event. However, as stipulated in the article of association of the Company, change in control will trigger the legal liquidation and termination of the Company, unless both majority of preferred shareholders and majority of ordinary shareholders otherwise agree on the exemption. Therefore, upon occurrence of the change in control, the Company will be liquidated and terminated, all the holders of equity shares of the Company are entitled to redeem, and form of consideration (cash or share) should be the same. Accordingly, such liquidation feature meets the exception in ASC 480-10-S99-3A(f) and therefore Pre-IPO Class C and Pre-IPO Class D Ordinary Shares were classified as permanent equity on the consolidated balance sheets. In April 2018, the Company completed its IPO on the NASDAQ Global Select Market. In the offering, 42,000,000 ADSs, representing 42,000,000 Class Z Ordinary Shares, were issued and sold to the public at a price of US$11.50 per ADS. The net proceeds to the Company from the IPO, after deducting commissions and offering expenses, were US$443.3 million (RMB2,781.8 million).
Upon the completion of the IPO, the Company completed the redesignation on a one
-for-one
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
Pre-IPO
Series D1 Preferred Shares and 13,759,564 shares of
Pre-IPO
Series D2 Preferred Shares into Class Z Ordinary Shares.
In October 2018, 25,063,451 ADSs, representing 25,063,451 Class Z Ordinary Shares, were issued and sold to Tencent. The net proceeds to the Company from the offering, after deducting offering expenses, were US$317.2 million (RMB2,170.8 million).
In April 2019, the Company completed the Primary Offering. The total net proceeds to the Company, after deducting commissions and offering expenses, were US$245.7 million (RMB1,647.7 million).
In April 2020, 17,310,696 ADSs, representing 17,310,696 Class Z Ordinary Shares, were issued and sold to Sony Corporation of America (“SCA”), a wholly owned subsidiary of Sony Corporation (“Sony”). The net proceeds to the Company from the offering, after deducting offering expenses, were US$399.4 million (RMB2,817.5 million).

15.	Pre-IPO Preferred Shares
The
Pre-IPO
Series A, A+, B, C, C1/C2 and D1/D2 Preferred Shares are collectively referred to as the
“Pre-IPO
Preferred Shares”. The Group classified the
Pre-IPO
Preferred Shares as mezzanine equity on the consolidated balance sheets, as they were contingently redeemable at the options of the holders, and recorded accretion on the
Pre-IPO
Preferred Shares to the redemption value from the issuance dates to the earliest redemption dates. Upon the completion of the Company’s IPO, all of the issued and outstanding
Pre-IPO
Preferred Shares were redesignated into Class Y Ordinary Shares and Class Z Ordinary Shares, respectively. See Note 14 for additional information.

F-5
3

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.	Pre-IPO Preferred Shares (Continued)

The Group’s
Pre-IPO
Preferred Shares activities for the year ended December 31, 2018 are summarized below:

	Pre-IPO Series A Preferred Shares		Pre-IPO Series A+ Preferred Shares		Pre-IPO Series B Preferred Shares		Pre-IPO Series C Preferred Shares		Pre-IPO Series C1 Preferred Shares		Pre-IPO Series C2 Preferred Shares		Pre-IPO Series D1 Preferred Shares		Pre-IPO Series D2 Preferred Shares		Total Mezzanine Equity
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
	RMB in thousands, except for share data
Balance as of December 31, 2017	7,078,502	16,625	14,643,281	85,681	22,794,876	325,559	27,996,184	797,355	42,585,304	1,442,351	954,605	36,763	13,101,189	586,385	13,759,564	724,324	142,913,505	4,015,043
Accretion to Pre-IPO Preferred Shares redemption value	—	242	—	1,448	—	5,328	—	13,633	—	23,024	—	578	—	9,124	—	11,228	—	64,605
Redesignation of Pre-IPO Preferred Shares into Class Y Ordinary Shares	—	—	—	—	—	—	—	—	(1,104,535)	(38,007)	—	—	—	—	—	—	(1,104,535)	(38,007)
Redesignation of Pre-IPO Preferred Shares into Class Z Ordinary Shares	(7,078,502)	(16,867)	(14,643,281)	(87,129)	(22,794,876)	(330,887)	(27,996,184)	(810,988)	(41,480,769)	(1,427,368)	(954,605)	(37,341)	(13,101,189)	(595,509)	(13,759,564)	(735,552)	(141,808,970)	(4,041,641)

Balance as of December 31, 2018	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

F-5
4

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.	Employee Benefits
The Company’s subsidiaries and VIEs incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries and VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution. The following table presents the Group’s employee welfare benefits expenses for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018	2019	2020
	RMB in thousands
Contributions to medical and pension schemes	158,113	215,553	195,655
Other employee benefits	23,958	24,180	40,216

Total	182,071	239,733	235,871

17.	Share-based Compensation

a)	Description of share option plans
In July 2014, the Group adopted its Global Share Incentive Plan (the “Global Share Plan”), which permits the grant of options, restricted shares and restricted share units of the Company to relevant directors, officers, other employees and consultants of the Group. The maximum aggregate number of Class Z Ordinary Shares, which may be issued pursuant to all awards under the Global Share Plan, is 19,880,315 shares.
In February 2018, the Group adopted its 2018 Share Incentive Plan (the “2018 Plan”) to provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of Class Z Ordinary Shares, which may be issued pursuant to all awards under the 2018 Plan as at December 31, 2020, is 23,367,875 shares.
Option awards are granted with an exercise price determined by the Board of Directors. Those option awards generally vest over a period of two to six years and expire in six to seven years.
As of December 31, 2020, total unrecognized compensation expenses related to unvested awards granted under the Global Share Plan and the 2018 Plan, adjusted for estimated forfeitures, was RMB 3,787.3 million, which is expected to be recognized over a weighted-average period of 4.5 years and may be adjusted for future changes in estimated forfeitures.

b)	Valuation assumptions
The Group uses binomial option pricing model to determine the fair value of share options. The estimated fair value of each share option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the Year Ended December 31,
	2018	2019	2020
Expected volatility	47.8%-48.4%	49.6%-52.1%	50.1%-55.0%
Weighted average volatility	48.3%	50.8%	51.9%
Expected dividends	—	—	—
Risk-free rate	2.6%-2.8%	1.4%-2.4%	0.4%-0.7%
Contractual term (in years)	6	6	6-7

F-5
5

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.	Share-based Compensation (Continued)

(b)	Valuation assumptions (continued)

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

(c)	Share options activities
The following table presents a summary of the Group’s share options activities for the years ended December 31, 2018, 2019 and 2020:

	Employees	Senior Management	Consultants	Total	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)	(In thousands)	(In thousands)	(In thousands)	US$	(In years)	(RMB in thousands)
Outstanding at January 1, 2018	8,124	10,595	700	19,419	0.0001	4.80	880,197
Granted	2,587	620	—	3,207	0.0001
Exercised	(2,387)	(5,543)	(212)	(8,142)	0.0001

Forfeited	(683)	(1,437)	(50)	(2,170)	0.0001

Outstanding at December 31, 2018	7,641	4,235	438	12,314	0.0001	4.46	1,233,028

Outstanding at January 1, 2019	7,641	4,235	438	12,314	0.0001	4.46	1,233,028
Granted	2,464	730	—	3,194	0.0001
Exercised	(1,352)	(710)	(193)	(2,255)	0.0001

Forfeited	(479)	(600)	—	(1,079)	0.0001

Outstanding at December 31, 2019	8,274	3,655	245	12,174	0.0001	4.13	1,581,408

Outstanding at January 1, 2020	8,274	3,655	245	12,174	0.0001	4.13	1,581,408
Granted	6,966	8,700	50	15,716	2.9007
Exercised	(2,784)	(1,643)	(65)	(4,492)	0.0001

Forfeited	(1,101)	—	—	(1,101)	0.4234

Outstanding at December 31, 2020	11,355	10,712	230	22,297	2.0236	5.41	12,177,047

Exercisable at December 31, 2020	830	130	155	1,115	0.0001	2.97	623,376

The weighted average grant date fair value of share options granted for the years ended December 31, 2018, 2019 and 2020 was RMB76.2 (US$11.7), RMB104.4 (US$15.0) and RMB262.0 (US$38.8) per share, respectively.
It is the Group’s policy to issue new shares upon exercise of share options. The aggregate number of Class Z Ordinary Shares available for future grant under the Global Share Plan and the 2018 Plan was 6,062,751 as of December 31, 2020.

F-5
6

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.	Net Loss per Share
For the years ended December 31, 2018, 2019 and 2020, the Company had potential ordinary shares, including share options granted,
Pre-IPO
Preferred Shares and other permanent equities, and ordinary shares issuable upon the conversion of the 2026 Notes and 2027 Notes, where applicable. As the Group incurred losses for the years ended December 31, 2018, 2019 and 2020, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share. Considering that the holders of
Pre-IPO
Preferred Shares and other permanent equities have no contractual obligations to participate in the Group’s losses, any losses from the Group was not be allocated to them.
Upon the completion of the Company’s IPO in April 2018, all of the outstanding
Pre-IPO
Preferred Shares and other permanent equities were converted into 25,336,888 shares of Class Y Ordinary Shares and 141,808,970 shares of Class Z Ordinary Shares. The number of share options, which was anti-dilutive and excluded from the computation of diluted net loss per share for the year ended December 31, 2018, was 15,594,490 shares.
For the year ended December 31, 2019, the numbers of share options and the number of ordinary shares issuable upon the conversion of the 2026 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 9,328,721 shares and 20,202,000 shares, respectively.
For the year ended December 31, 2020, the numbers of share options and the number of ordinary shares issuable upon the conversion of the 2026 Notes and 2027 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 8,927,697 shares, 20,202,000 shares and 19,641,280 shares, respectively.

F-
57

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.	Net Loss per Share (Continued)

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018	2019	2020
	RMB in thousands, except for share and per share data
Numerator:
Net loss	(565,021)	(1,303,570)	(3,054,017)
Accretion to redeemable noncontrolling interests	—	—	(4,292)
Accretion to Pre-IPO Preferred Shares redemption value	(64,605)	—	—
Net loss attributable to noncontrolling interests	13,301	14,597	46,605

Net loss attributable to Bilibili Inc.’s shareholders for basic/dilutive net loss per share calculation	(616,325)	(1,288,973)	(3,011,704)

Denominator:
Weighted average number of ordinary shares outstanding, basic	233,047,703	323,161,680	345,816,023
Weighted average number of ordinary shares outstanding, diluted	233,047,703	323,161,680	345,816,023
Net loss per share, basic	(2.64)	(3.99)	(8.71)
Net loss per share, diluted	(2.64)	(3.99)	(8.71)

19.	Commitments and Contingencies

(a)	Commitments
Purchase obligations
In September 2020, the Group signed a contract to purchase the three-year license for live broadcasting the League of Legends World Championship starting from 2020 at an aggregate purchase price of RMB800.0 million (US$122.6 million). The unpaid purchase price was RMB622.5 million (US$95.4 million) as of December 31, 2020.
Long-term debt obligations
The Group’s long-term debt obligations are to repay the principal amount and cash interests in connection with the 2026 Notes and 2027 Notes. The expected repayment schedules of the 2026 Notes and 2027 Notes has been disclosed in Note 13.

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
However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded material liabilities in this regard as of December 31, 2018, 2019 and 2020.

F-5
8

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.	Related Party Transactions and Balances
The Group entered into the following significant related party transactions for the periods presented:

	For the Year Ended December 31,
	2018	2019	2020
	RMB in thousands
Purchases of goods and services	162,992	87,597	35,131
Transfer of/ (acquire of) long-term investments*	3,250	539,646	(110,039)
Purchase of noncontrolling interests of Chaodian Inc. (“Chaodian”) (See note 24)	—	—	257,288
Investment income*	—	73,884	—
The Group had the following significant related party balances as of December 31, 2018, 2019 and 2020, respectively:

	December 31, 2018	December 31, 2019	December 31, 2020
	RMB in thousands
Amount due from related parties
Due from an investment fund*	—	170,535	74,235
Due from an equity investee**	—	24,755	90,497

Total	—	195,290	164,732

Amount due to related parties	50,331	—	—

*
The transactions in 2018 referred to the investments transferred to an entity controlled by the Group’s major shareholders. In June 2019, to focus the Company’s efforts and resources on its core businesses, the Company transferred several equity investments of the Group to an investment fund. The Group contributed a total of RMB220.0 million cash into this fund as a limited partner, which is accounted for as an equity method investment. The cost of the equity investments transferred was RMB465.8 million. The consideration was RMB539.6 million, which was based on the estimated fair value of the investments. The difference between the consideration and cost of the investments was recognized as investment income. In July 2020, the Company acquired certain equity interests of two investments from the investment fund. The consideration was RMB110.0 million. The balances due from an investment fund as of December 31, 2019 and December 31, 2020 were consideration receivables related to the equity investments transferred in 2019 and dividend receivables
,
which is non-trade in nature.

**
The balances as of December 31, 2020 mainly represent interest-bearing loans and interest expenses of RMB105.6 million related to an equity investee
,
 which is non-trade in nature
 and partially offset by the trade payables to the equity investee.
 The annual interest rates of the loans were 2.8% and all the loans were within one year.

Amount due to related parties as of December 31, 2018 was trade in nature.

21.	Segment Information
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

9

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.	Fair Value Measurement
When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. The Group measures investments in money market funds, financial products and equity investments in publicly traded companies at fair value
.
Money market funds and equity investments in publicly traded companies
. The Group values its money market funds and equity investments in publicly traded companies using observable inputs that reflect quoted prices for securities with identical characteristics, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.
Financial products
. The Group values its financial products investments held in certain banks or other financial institutions using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.
Accounts receivable, amount due from/to related parties and other current assets are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable and accrued liabilities and other payables are financial liabilities with carrying values that approximate fair value due to their short-term nature.
The Group measures equity investments accounted for using the equity method at fair value on a non-recurring
basis only if an impairment charge were to be recognized. Equity investments accounted for using the measurement alternative are generally not categorized in the fair value hierarchy. However, if equity investments without readily determinable fair values were re-measured during the years ended December 31, 2018, 2019 and 2020, they were classified within Level 3 in the fair value hierarchy because the Group estimated the value of the instruments based on valuation methods using the observable transaction price at the transaction date and other unobse
r
vable inputs.

23.	Restricted Net Assets
Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the generically reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax
income should be set aside prior to payment of any dividends. As a result of these and other restrictions under the PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their abilities to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB1.2 billion or 16.1% of the Company’s total consolidated net assets as of December 31, 2020. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

F-
60

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Acquisitions
Transaction with Zenith Group Holdings Co., Limited (“Zenith”)
In September 2018, the Group entered into an agreement to increase its shareholding to acquire the majority of equity interests in Zenith, the owner of a series of famous virtual singers, such as Luo Tianyi. Prior to this transaction, the Group owned 7.4% of equity interest in Zenith, which was accounted for as long-term investments using alternative measure method. The total consideration was RMB296.8 million in cash. Following the completion of this transaction in September 2018, the Group held approximately 71.9% of equity interests in Zenith and Zenith became a consolidated subsidiary of the Group.
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

A gain of RMB
5.8
 million in relation to the revaluation of the previously held equity interests in Zenith was recorded in“Investment income, net”on the consolidated statements of operations and comprehensive loss for the year ended December
31
,
2018
. The fair value of the previously held equity interests was estimated based on the purchase price per share as of the acquisition date.
Goodwill arising from this acquisition was attributable to the synergies between virtual idols and the Group’s multiple business streams, including live broadcasting, advertising, games, virtual idol related derivative products and offline performance events. The goodwill recognized was not expected to be deductible for income tax purpose.
In the fourth quarter of 2019, the Group acquired the remaining 28.1% of equity interests in Zenith from noncontrolling shareholders with a total consideration of US$22.4 million (RMB156.5 million), which was accounted for as an equity transaction pursuant to ASC
810-10-45-23.
The difference between the fair value of the consideration and the carrying value of the noncontrolling interests was accounted for as deemed dividend to the noncontrolling shareholders and was recorded against additional paid-in
capital. No gain or loss was recorded by the Group.

F-6
1

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Acquisitions (Continued)

Transactions with Chaodian
In July 2019, the Group entered into a series of agreements to acquire 72.0% of equity interests in Chaodian, which was subsequently diluted to 63.6% with capital injections from certain other noncontrolling interests. The total consideration of this acquisition consisted of RMB288.6 million paid to the existing third party shareholders and a direct capital injection amounting to RMB909.6 million. Chaodian runs various offline events such as flagship concerts and exhibitions, and operates an industry-related talent agency. The Company and Chaodian were under the same control of the Controlling Shareholder since July 2019. Therefore, this transaction was accounted for as a business combination under common control and the Company’s consolidated financial statements included the acquired assets and liabilities of Chaodian, at their historical carrying amounts of RMB986.4 million. The consolidated financial statements as of and for the year ended December 31, 2019 reflected the results of the Company and Chaodian as if they had been combined since July 1, 2019. The excess of the consideration over the historical carrying amount of the acquired assets and liabilities, as well as noncontrolling interests, was accounted for deemed dividend to the other shareholders of Chaodian.
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

In September 2020, the Company acquired the rest of noncontrolling interests of Chaodian, with the total consideration of RMB744.6 million including with a cash consideration of RMB250.5 million and 1,731,100 Class Z ordinary shares. The consideration was determined by referenced to a third-party valuer’s valuation. The difference between the total consideration and the carrying value of the noncontrolling interest of Chaodian was recognized as additional paid-in
capital, amounting to RMB193.3 million. Following the completion of this transaction, the Company held 100% of equity interest in Chaodian.

2

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Acquisitions (Continued)

Other acquisitions
For the years ended December 31, 2018, 2019 and 2020, the Group completed several other acquisitions, to complement its existing businesses and achieve synergies. The acquired entities individually and in aggregate were insignificant. The Group’s other acquisitions are summarized in the following table:

	For the Year Ended December 31,			Amortization Period
	2018	2019	2020
	Amount
	RMB in thousands
Net assets acquired	62,800	65,582	18,495
Intangible assets
—Tradename	104,000	—	—	5 to 10 years
—User base	21,500	—	700	3 to 5 years
—Copyrights	23,500	—	49,000	9 months to 10 years
—Technology	9,000	—	—	6 to 8 months
—Vendor relationship	—	—	86,000	10 years
—On-going projects	—	—	69,000	4.5 years
Noncontrolling interests	(107,505)	(30,000)	(44,064)
Deferred tax liabilities	—	—	(49,140)
Goodwill	530,482	34,418	283,760

Total	643,777	70,000	413,751

Total purchase price comprised of:

	Amount
	RMB in thousands
Cash consideration	391,071	70,000	295,323
Share consideration	—	—	118,428
Fair value of previously held equity interests	252,706	—	—

Total	643,777	70,000	413,751

In relation to the revaluation of previously held equity interests, the Group recognized a gain of RMB
138.6
 million in the consolidated statements of operations and comprehensive loss for the year ended December
31
,
2018
, for the other acquisitions that constitute business combinations.
Pro forma results of operations for all the acquisitions have not been presented because they were not material to the consolidated statements of operations and comprehensive loss for the years ended December 31, 2018, 2019 and 2020, either individually or in aggregate.

25.	Subsequent Events
The Group has established an entity in Shanghai, China with Zhuhai Hengqin Wangfu Project Investment LLP (“Wangfu”), and two entities controlled by Mr. Rui Chen and Ms. Ni Li, respectively (the “Management Entities”), to acquire the land use rights for a parcel of land in Shanghai. The Group holds 30.01% of the shares of the entity, Wangfu holds 45%, and the Management Entities collectively hold the remaining 24.99% of the shares. The total investment for the acquisition of land use rights is estimated to be approximately RMB8.1 billion. Pursuant to the shareholders agreement among the shareholders of the entity, the Group has committed to funding the acquisition of land use rights up to RMB1.2 billion, of which RMB975 million has been made as of the date of this annual report and the remaining is expected to be made before March 31, 2021.

F-6
3