Form 20-F
period 2021-12-31
Bilibili Inc.
filed 2022-04-25
CIK 1723690

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American depositary shares, each representing one Class Z ordinary share	BILI	Nasdaq Global Select Market
Class Z ordinary shares, par value US$0.0001 per share	9626	The Stock Exchange of Hong Kong Limited
Securities registered or to be registered pursuant to Section 12(g) of the act: None
Securities for which there is a reporting obligation pursuant to section 15(d) of the act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2021, there were 390,604,587 ordinary shares outstanding, par value $0.0001 per share, being the sum of 83,715,114 Class Y ordinary shares and 306,889,473 Class Z ordinary shares (excluding 2,767,265 Class Z ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans).
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
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

i

INTRODUCTION
Unless otherwise indicated and except where the context otherwise requires, all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed herein are due to rounding, and references in this annual report on Form
20-F
to:

•	“ADRs” are to the American depositary receipts that evidence the ADSs;

•	“ADSs” are to the American depositary shares, each of which represents one Class Z ordinary share;

•
“average monthly interactions” for a period is calculated by dividing the total number of interactions based on our interactions features such as bullet chats, commentaries, following, favorites, sharing, bilibili moment posts, likes, messaging, coin casting and virtual gifting etc., among other things, during the specified period by the number of months in such period;

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

•
“average daily time spent per active user on our mobile apps” for a period is calculated by dividing the total time spent on our mobile apps (including smart TV and other smart devices) during the specified period (excluding time spent on Bilibili operating games, Bilibili Comic and Maoer) by the average number of active users per day during such period, further divided by the number of days during the specified period;

•
“Bilibili” are to Bilibili Inc., and “we,” “us,” “our company” and “our” are to Bilibili Inc. and its subsidiaries, and, in the context of describing our operations and consolidated financial information, its variable interest entities, or VIEs, in China and their subsidiaries (which are collectively referred to as consolidated affiliated entities in China), including but not limited to Shanghai Hode Information Technology Co., Ltd., or Hode Information Technology, and Shanghai Kuanyu Digital Technology Co., Ltd., or Shanghai Kuanyu, and their subsidiaries;

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

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	“Class Y ordinary shares” are to our Class Y ordinary shares, par value US$0.0001 per share;

•	“Class Z ordinary shares” are to our Class Z ordinary shares, par value US$0.0001 per share;

•	“CSRC” are to the China Securities Regulatory Commission;

•	“Generation Z+”, “Gen Z+” or “younger generations” are to, for the purposes of this annual report only, the demographic cohort of individuals in China born from 1985 to 2009;

•	“HK$” or “Hong Kong dollars” or “HK dollars” are to Hong Kong dollars, the lawful currency of Hong Kong;

•	“Hong Kong” or “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;

•	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;

•	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;

•
“Main Board” are to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;

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

•
“premium members” are to members who have subscribed to our premium membership, which allows these members to enjoy exclusive or advance access to our premium content. We calculate premium members based on the number of members whose premium package is still valid by the last day of a given month;

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
platforms as well as mobile games.
Non-video-centric
platforms include social media, instant messaging,
e-commerce,
browser, and other kind of platforms; and

•	“videolization” are to the trend of video integrating into the scenarios of everyday life,
Our reporting currency is the Renminbi because our business is mainly conducted in China and a substantial majority of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.3726 to US$1.00, the exchange rate on December 30, 2021 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
Our Holding Company Structure and Contractual Arrangements with the VIEs
Bilibili Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its VIEs. We conduct our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China. PRC laws and regulations prohibit foreign investment in internet cultural business (except for music), the internet audio-visual program business, the radio and television program production and operation business, and the production of audio-visual products and/or electronic publications. Accordingly, we operate these businesses in China through the VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their shareholders, as applicable, to control the business operations of the VIEs. Revenues contributed by the VIEs accounted for 97.2%, 86.0% and 74.5% of our total revenues for the years of 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to Bilibili Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and their subsidiaries in China (collectively referred to as consolidated affiliated entities), including but not limited to, Hode Information Technology, which was established in May 2013 to expand our operations; and Shanghai Kuanyu, whose control was obtained by us in July 2014 to further expand our operations, and their subsidiaries.
The following chart illustrates our company’s organizational structure, including our principal subsidiaries and consolidated affiliated entities as of the date of this annual report:

Notes:

(1)	Mr. Rui Chen holds 100% equity interests in Shanghai Kuanyu. He is also the chairman of our board of directors and our chief executive officer.
(2)	Shanghai Kuanyu has four subsidiaries.
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

(4)	Hode Information Technology has 35 subsidiaries.
(5)
Chaodian (Shanghai) Technology Co., Ltd., or “Chaodian Technology”, has entered into a series of contractual arrangements with Shanghai Chaodian Culture Communication Co., Ltd., or “Chaodian Culture”, and its individual shareholders, through which we obtained control over the operations of, and enjoyed all economic benefits of Chaodian Culture. Mr. Rui Chen, Mr. Yi Xu, Ms. Ni Li, Mr. Xujun Chai, Shanghai Kuanyu and Hode Information Technology hold 31.2%, 9.5%, 6.8%, 5.1%, 44.6% and 2.8% equity interests in Chaodian Culture, respectively, as of the date of this annual report. Mr. Xujun Chai is an employee of our company.

Holders of our Class Z ordinary shares or the ADSs hold equity interest in Bilibili Inc., our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs and their subsidiaries.A series of contractual agreements, including powers of attorney, equity pledge agreements, letter of undertakings, exclusive business cooperation agreements, and exclusive option agreements, have been entered into by and among our subsidiaries, the VIEs and their respective shareholders, as applicable. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Agreements that provide us effective control over the relevant VIEs.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in PRC courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership” and “—The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.”
There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of Bilibili, a Cayman Islands holding company, with respect to its contractual arrangements with the VIEs and their individual shareholders. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or any of the existing or past VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Substantial uncertainties exist with respect to how the Foreign Investment Law may impact the viability of our current corporate structure and operations.”
Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Bilibili, its PRC subsidiaries and VIEs, and investors of Bilibili face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”
PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline or be of little or no value. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our Class Z ordinary shares and the ADSs.”
Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our securities. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”
Permissions Required from the PRC Authorities for Our Operations
We conduct our business primarily through our subsidiaries and VIEs in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and VIEs have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of Bilibili, its PRC subsidiaries and VIEs in China, including, among others, Value-added Telecommunication Business Licenses, License for Online Transmission of Audio-Visual Programs, Online Culture Operating Permits and License for Production and Operation of Radio and Television Program. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the enactment, interpretation and implementation of Notice 78 and Notice 3.” and “—If we fail to obtain and maintain the licenses and approvals required within the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.”

Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, and a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, for public comments, according to which, the issuer or its affiliated major domestic operating company, as the case may be, shall file with the CSRC and report the relevant information for its follow-on
offshore offering and other equivalent offshore offering activities. As of the date of this annual report, the aforementioned draft provisions have not been adopted and there still exists substantial uncertainties surrounding the CSRC requirements at this stage. The approval of, or report and filing with the CSRC, or other governmental authorities may be required in connection with our future offshore offerings, and, if required, we cannot predict if we will be able to obtain such approval or complete such report and filing process.
For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of, or report and fillings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process.”
The Holding Foreign Companies Accountable Act
The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States), or the PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States exchange. The related risks and uncertainties could cause the value of the ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
Cash and Asset Flows through Our Organization
Bilibili Inc. transfers cash to its wholly-owned Hong Kong subsidiaries, by making capital contributions or providing loans, and the Hong Kong subsidiaries transfer cash to the subsidiaries in China by making capital contributions or providing loans to them. Because Bilibili Inc. and its subsidiaries control the VIEs through contractual arrangements, they are not able to make direct capital contribution to the VIEs and their subsidiaries. However, they may transfer cash to the VIEs by loans or by making payments to the VIEs for inter-group transactions.
Prior to December 31, 2019, Bilibili Inc., through its intermediate holding companies, had provided capital contribution and loans of aggregately RMB4.1billion to its subsidiaries in China. For the years ended December 31, 2020 and 2021, Bilibili Inc., through its intermediate holding companies, had provided capital contribution and loans of aggregately RMB5.3 billion and RMB7.6 billion (US$1,201.5 million) to its subsidiaries in China. For the years ended December 31, 2019, 2020 and 2021, the VIEs received financings of RMB1.3 billion, RMB990.3 million and RMB3.3 billion (US$519.0 million) from WFOEs, respectively.

The VIEs may transfer cash to our WFOEs by paying consulting and services charges according to the exclusive business cooperation agreement, and the VIEs may receive cash from our WFOEs under business agreements. For the years ended December 31, 2019 and 2020, the VIEs paid of aggregately RMB 551.8 million and 488.9 million to WFOEs. For the years ended December 31, 2021, the VIEs received of aggregately RMB 1.0 billion from WFOEs.
For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to Bilibili Inc. by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up
capital and the statutory reserve funds of our PRC subsidiaries and VIEs, in a total of RMB1.8 billion, RMB1.2 billion and RMB3.8 billion (US$598.2 million) as of December 31, 2019, 2020 and 2021, respectively. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to our shareholders and ADS holders.”
In the years ended December 31, 2019, 2020 and 2021, no assets other than cash were transferred through our organization.
Bilibili Inc. has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the Cayman Islands, PRC and U.S. federal income tax considerations applicable to an investment in our Class Z ordinary shares or the ADSs, see “Item 10. Additional Information—E. Taxation.” For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China and Hong Kong, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Calculation (1)
Hypothetical pre-tax earnings (2)	100.0%
Tax on earnings at statutory rate of 25% (3)	(25.0)%
Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10% (4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%
Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal Chinese taxable income.
(2)
Under the terms of VIE agreements, our PRC subsidiaries may charge the VIEs for services provided to VIEs. These fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate company basis. The fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.

(3)
Certain of our subsidiaries and VIEs qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)
PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises (“FIE”) to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to specific qualification requirements at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied even though we have Hong Kong subsidiaries and would likely make any dividends through them.

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If in the future, the accumulated earnings of the VIEs exceed the fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive
and disallowed by Chinese tax authorities), the VIEs could, as a matter of last resort, make a non-deductible
transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in such transfer being non-deductible
expenses for the VIEs but still taxable income for the PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax
income to approximately 50.6% of the
pre-tax
income. Our management believes that there is only a remote possibility that this scenario would happen.
Financial Information Related to Our Consolidated Affiliated Entities
The following table presents the condensed consolidating schedule of financial information of Bilibili Inc., its wholly owned subsidiaries that are the primary beneficiaries of the VIEs, and our other subsidiaries, the VIEs and the VIEs’ subsidiaries as of the dates presented.
Selected Condensed Consolidated Statements of Operations and Comprehensive Loss Data

	For the Year Ended December 31, 2021
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals

	(RMB, in thousands)
Third-party revenues	—	258,686	6,257,462	12,867,536	—	19,383,684
Inter-company consulting and services revenues (1)	—	590,905	2,367	—	(593,272)	—
Other inter-company revenues (2)	—	2,054,227	403,379	1,574,896	(4,032,502)	—

Total revenues	—	2,903,818	6,663,208	14,442,432	(4,625,774)	19,383,684
Third-party costs and expenses	(12,405)	(5,448,830)	(4,068,228)	(16,283,295)	—	(25,812,758)
Inter-company consulting and services costs and expenses (1)	—	—	—	(593,272)	593,272	—
Other inter-company costs and expenses (2)	—	(515,329)	(3,246,077)	(271,096)	4,032,502	—

Total costs and expenses	(12,405)	(5,964,159)	(7,314,305)	(17,147,663)	4,625,774	(25,812,758)
Loss from subsidiaries and VIEs (3)	(6,713,764)	(3,518,404)	(2,897,007)	—	13,129,175	—
(Loss)/Gain from non-operations	(63,059)	(110,321)	52,150	(163,146)	—	(284,376)

Loss before income tax expenses	(6,789,228)	(6,689,066)	(3,495,954)	(2,868,377)	13,129,175	(6,713,450)
Income tax expenses	—	(33,842)	(22,450)	(38,997)	—	(95,289)

Net loss	(6,789,228)	(6,722,908)	(3,518,404)	(2,907,374)	13,129,175	(6,808,739)
Net loss attributable to noncontrolling interests	—	9,144	—	10,367	—	19,511

Net loss attributable to Bilibili Inc.’s shareholders	(6,789,228)	(6,713,764)	(3,518,404)	(2,897,007)	13,129,175	(6,789,228)

	For the Year Ended December 31, 2020
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals

	(RMB, in thousands)
Third-party revenues	—	92,898	2,254,871	9,651,207	—	11,998,976
Inter-company consulting and services revenues (1)	—	1,007,741	13,855	—	(1,021,596)	—
Other inter-company revenues (2)	—	1,059,370	166,860	667,765	(1,893,995)	—

Total revenues	—	2,160,009	2,435,586	10,318,972	(2,915,591)	11,998,976
Third-party costs and expenses	(44,090)	(3,318,462)	(1,846,340)	(9,931,047)	—	(15,139,939)
Inter-company consulting and services costs and expenses (1)	—	—	—	(1,021,596)	1,021,596	—
Other inter-company costs and expenses (2)	—	(256,902)	(1,435,506)	(201,587)	1,893,995	—

Total costs and expenses	(44,090)	(3,575,364)	(3,281,846)	(11,154,230)	2,915,591	(15,139,939)
Loss from subsidiaries and VIEs (3)	(2,940,906)	(1,632,936)	(845,469)	—	5,419,311	—
(Loss)/Gain from non-operations	(26,708)	79,138	79,517	8,368	—	140,315

Loss before income tax expenses	(3,011,704)	(2,969,153)	(1,612,212)	(826,890)	5,419,311	(3,000,648)
Income tax expenses	—	(5,565)	(20,724)	(27,080)	—	(53,369)

Net loss	(3,011,704)	(2,974,718)	(1,632,936)	(853,970)	5,419,311	(3,054,017)
Net loss attributable to noncontrolling interests	—	38,104	—	8,501	—	46,605
Accretion to redeemable noncontrolling Interests	—	(4,292)	—	—	—	(4,292)

Net loss attributable to Bilibili Inc.’s shareholders	(3,011,704)	(2,940,906)	(1,632,936)	(845,469)	5,419,311	(3,011,704)

	For the Year Ended December 31, 2019
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals

	(RMB, in thousands)
Third-party revenues	—	5,010	716,580	6,056,332	—	6,777,922
Inter-company consulting and services revenues (1)	—	1,266,411	—	—	(1,266,411)	—
Other inter-company revenues (2)	—	301,674	88,174	531,830	(921,678)	—

Total revenues	—	1,573,095	804,754	6,588,162	(2,188,089)	6,777,922
Third-party costs and expenses	(14,762)	(1,774,197)	(688,312)	(5,795,826)	—	(8,273,097)
Inter-company consulting and services costs and expenses (1)	—	—	—	(1,266,411)	1,266,411	—
Other inter-company costs and expenses (2)	—	(320,724)	(525,402)	(75,552)	921,678	—

Total costs and expenses	(14,762)	(2,094,921)	(1,213,714)	(7,137,789)	2,188,089	(8,273,097)
Loss from subsidiaries and VIEs (3)	(1,311,565)	(859,014)	(446,178)	—	2,616,757	—
Gain/(Loss) from non-operations	37,354	71,878	(3,876)	122,116	—	227,472

Loss before income tax expenses	(1,288,973)	(1,308,962)	(859,014)	(427,511)	2,616,757	(1,267,703)
Income tax expenses	—	(15,264)	—	(20,603)	—	(35,867)

Net loss	(1,288,973)	(1,324,226)	(859,014)	(448,114)	2,616,757	(1,303,570)
Net loss attributable to noncontrolling interests	—	12,661	—	1,936	—	14,597

Net loss attributable to Bilibili Inc.’s shareholders	(1,288,973)	(1,311,565)	(859,014)	(446,178)	2,616,757	(1,288,973)

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2021
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals

	(RMB, in thousands)
Cash and cash equivalents	1,748,896	4,956,403	440,695	377,114	—	7,523,108
Time deposits	7,625,337	—	—	6,997	—	7,632,334
Accounts receivable, net	—	79,350	778,667	524,311	—	1,382,328
Amounts due from Group companies (4)	23,306,176	9,329,586	8,680,893	391,951	(41,708,606)	—
Amount due from related parties	—	1,937,592	1,741	101,983	—	2,041,316
Prepayments and other current assets	11,773	280,689	708,401	1,806,185	—	2,807,048
Short-term investments	13,107,720	767,935	257,943	927,124	—	15,060,722
Long-term investments, net	1,448,100	2,038,157	270,801	1,745,466	—	5,502,524
Other non-current assets	—	3,711,745	1,465,037	4,926,989	—	10,103,771

Total assets	47,248,002	23,101,457	12,604,178	10,808,120	(41,708,606)	52,053,151

Accounts payable	—	244,808	951,797	3,164,301	—	4,360,906
Salary and welfare payables	—	641,560	10,883	343,008	—	995,451
Taxes payable	—	55,575	19,378	128,817	—	203,770
Short-term loans	—	688,448	143,658	400,000	—	1,232,106
Deferred revenue	40,167	962	411,800	2,192,460	—	2,645,389
Accrued liabilities and other payables	126,512	807,547	298,373	1,184,523	—	2,416,955
Amounts due to Group companies (4)	—	24,009,991	10,484,469	7,214,146	(41,708,606)	—
Amounts due to related parties	—	98,207	326	117,901	—	216,434
Other long-term payable	17,784,092	259,161	102	222,719	—	18,266,074
Deficit in subsidiaries and VIEs (3)	7,593,564	3,887,067	4,170,459	—	(15,651,090)	—

Total liabilities	25,544,335	30,693,326	16,491,245	14,967,875	(57,359,696)	30,337,085
Total Bilibili Inc’s Shareholders’ equity/(deficit) (3)	21,703,667	(7,593,564)	(3,887,067)	(4,170,459)	15,651,090	21,703,667
Noncontrolling interests	—	1,695	—	10,704	—	12,399

Total shareholders’ equity/(deficit)	21,703,667	(7,591,869)	(3,887,067)	(4,159,755)	15,651,090	21,716,066

Total liabilities and shareholders’ equity/(deficit)	47,248,002	23,101,457	12,604,178	10,808,120	(41,708,606)	52,053,151

	As of December 31, 2020
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals

	(RMB, in thousands)
Cash and cash equivalents	159,040	3,574,397	595,482	349,190	—	4,678,109
Time deposits	4,697,928	—	—	22,161	—	4,720,089
Accounts receivable, net	—	28,123	682,419	343,099	—	1,053,641
Amounts due from Group companies (4)	12,559,285	5,889,341	3,640,606	173,596	(22,262,828)	—
Amount due from related parties	—	105,602	13	59,117	—	164,732
Prepayments and other current assets	80,246	70,025	231,868	1,383,648	—	1,765,787
Short-term investments	716,658	318,273	1,146,949	1,175,309	—	3,357,189
Long-term investments, net	935,594	61,076	12,325	1,223,943	—	2,232,938
Other non-current assets	—	2,736,729	972,983	2,183,411	—	5,893,123

Total assets	19,148,751	12,783,566	7,282,645	6,913,474	(22,262,828)	23,865,608

Accounts payable	—	114,301	627,625	2,332,372	—	3,074,298
Salary and welfare payables	—	430,030	15,660	288,686	—	734,376
Taxes payable	—	9,015	11,685	106,492	—	127,192
Short-term loans	—	—	—	100,000	—	100,000
Deferred revenue	30,646	12,412	304,956	1,769,992	—	2,118,006
Accrued liabilities and other payables	84,539	656,345	47,422	449,370	—	1,237,676
Amounts due to Group companies (4)	—	12,357,299	6,152,556	3,752,973	(22,262,828)	—
Other long-term payable	8,340,922	331,294	—	19,640	—	8,691,856
Deficit in subsidiaries and VIEs (3)	3,092,444	1,818,983	1,941,724	—	(6,853,151)	—

Total liabilities	11,548,551	15,729,679	9,101,628	8,819,525	(29,115,979)	16,083,404
Total Bilibili Inc’s Shareholders’ equity/(deficit) (3)	7,600,200	(3,092,444)	(1,818,983)	(1,941,724)	6,853,151	7,600,200
Noncontrolling interests	—	146,331	—	35,673	—	182,004

Total shareholders’ equity/(deficit)	7,600,200	(2,946,113)	(1,818,983)	(1,906,051)	6,853,151	7,782,204

Total liabilities and shareholders’ equity/(deficit)	19,148,751	12,783,566	7,282,645	6,913,474	(22,262,828)	23,865,608

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2021
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals

	(RMB, in thousands)
Consulting and services charges from/(to) Group companies	—	637,787	—	(637,787)	—	—
Other operating cashflow from/(to) Group companies	—	854,325	(2,538,232)	1,683,907	—	—
Operating cashflow (to)/from third-parties	(104,672)	(3,382,667)	2,569,410	(1,729,079)	—	(2,647,008)

Net cash (used in)/provided by operating activities	(104,672)	(1,890,555)	31,178	(682,959)	—	(2,647,008)

Investments in and loans to subsidiaries, VIEs and VIEs’ subsidiaries (3)(4)	(11,168,671)	(2,409,051)	(3,012,727)	—	16,590,449	—
Purchase of short-term investments	(48,781,106)	(3,643,036)	(6,714,400)	(12,610,305)	—	(71,748,847)
Maturities of short-term investments	36,744,305	3,224,958	7,601,200	12,954,425	—	60,524,888
Placements of time deposits	(10,658,126)	—	—	(39,318)	—	(10,697,444)
Maturities of time deposits	7,600,828	—	—	54,319	—	7,655,147
Other investing activities	(1,153,850)	(4,811,039)	(1,081,210)	(3,265,756)	—	(10,311,855)

Net cash used in investing activities	(27,416,620)	(7,638,168)	(3,207,137)	(2,906,635)	16,590,449	(24,578,111)

Investments and loans from subsidiaries, VIEs and VIEs’ subsidiaries (3)(4)	—	10,407,294	2,875,929	3,307,226	(16,590,449)	—
Proceeds from issuance of ordinary shares, net of issuance costs of HKD337,143	19,288,423	—	—	—	—	19,288,423
Proceeds from issuance of convertible senior notes, net of issuance costs of US$13,857	10,085,520	—	—	—	—	10,085,520
Other financing activities	3	571,548	143,658	300,000	—	1,015,209

Net cash provided by financing activities	29,373,946	10,978,842	3,019,587	3,607,226	(16,590,449)	30,389,152

	For the Year Ended December 31, 2020
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals

	(RMB, in thousands)
Consulting and services charges from/(to) Group companies	—	1,074,899	—	(1,074,899)	—	—
Other operating cashflow from/(to) Group companies	—	503,109	(1,089,126)	586,017	—	—
Operating cashflow (to)/from third-parties	(113,574)	(1,950,786)	852,087	1,965,376	—	753,103

Net cash (used in)/provided by operating activities	(113,574)	(372,778)	(237,039)	1,476,494	—	753,103

Investments in and loans to subsidiaries, VIEs and VIEs’ subsidiaries (3)(4)	(5,102,250)	(2,728,972)	(1,257,779)	—	9,089,001	—
Purchase of short-term investments	(455,347)	(6,342,424)	(5,959,501)	(13,973,904)	—	(26,731,176)
Maturities of short-term investments	465,726	6,083,275	4,874,052	13,498,485	—	24,921,538
Placements of time deposits	(9,604,228)	(1,277,553)	—	(25,515)	—	(10,907,296)
Maturities of time deposits	4,925,241	2,737,236	—	7,896	—	7,670,373
Other investing activities	(600,067)	(973,590)	(358,478)	(1,928,125)	—	(3,860,260)

Net cash used in investing activities	(10,370,925)	(2,502,028)	(2,701,706)	(2,421,163)	9,089,001	(8,906,821)

Investments and loans from subsidiaries, VIEs and VIEs’ subsidiaries (3)(4)	—	4,922,860	3,175,854	990,287	(9,089,001)	—
Proceeds from issuance of ordinary shares, net of issuance costs of US$563	2,817,458	—	—	—	—	2,817,458
Proceeds from issuance of convertible senior notes, net of issuance costs of US$13,857	5,594,779	—	—	—	—	5,594,779
Other financing activities	3	(176,821)	—	100,000	—	(76,818)

Net cash provided by financing activities	8,412,240	4,746,039	3,175,854	1,090,287	(9,089,001)	8,335,419

	For the Year Ended December 31, 2019
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals

	(RMB, in thousands)
Consulting and services charges from/(to) Group companies	—	1,510,512	68,700	(1,579,212)	—	—
Other operating cashflow (to)/from Group companies	—	(542,315)	(485,077)	1,027,392	—	—
Operating cashflow (to)/from third-parties	(17,418)	(1,516,853)	905,703	823,119	—	194,551

Net cash (used in)/provided by operating activities	(17,418)	(548,656)	489,326	271,299	—	194,551

Investments in and loans to subsidiaries, VIEs and VIEs’ subsidiaries (3)(4)	(4,731,748)	(1,518,767)	(551,137)	—	6,801,652	—
Purchase of short-term investments	(101,003)	(2,399,107)	(938,100)	(6,535,669)	—	(9,973,879)
Maturities of short-term investments	69,762	2,895,102	914,800	6,113,861	—	9,993,525
Placements of time deposits	(2,552,392)	(2,360,123)	—	(7,584)	—	(4,920,099)
Maturities of time deposits	2,267,265	1,602,309	—	7,584	—	3,877,158
Other investing activities	(440,026)	(826,161)	(571,672)	(1,097,123)	—	(2,934,982)

Net cash used in investing activities	(5,488,142)	(2,606,747)	(1,146,109)	(1,518,931)	6,801,652	(3,958,277)

Investments and loans from subsidiaries, VIEs and VIEs’ subsidiaries (3)(4)	—	4,493,163	1,007,749	1,300,740	(6,801,652)	—
Proceeds from issuance of ordinary shares, net of issuance costs of US$9,376	1,647,711	—	—	—	—	1,647,711
Proceeds from issuance of convertible senior notes, net of issuance costs of US$11,805	3,356,106	—	—	—	—	3,356,106
Other financing activities	531,237	(456,212)	—	—	—	75,025

Net cash provided by financing activities	5,535,054	4,036,951	1,007,749	1,300,740	(6,801,652)	5,078,842

(1)	It represents the elimination of the intercompany consulting and services charges at the consolidation level.
(2)	It mainly includes technical support services provided by other subsidiaries and VIEs to the primary beneficiaries of VIEs.
(3)	It represents the elimination of the investment among Bilibili Inc., other subsidiaries, primary beneficiaries of VIEs, and VIEs and VIEs’ subsidiaries.
(4)	It represents the elimination of intercompany balances among Bilibili Inc., other subsidiaries, primary beneficiaries of VIEs, and VIEs and VIEs’ subsidiaries.

A.	[Reserved]

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
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

•
Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

•	Any compromise of cybersecurity of our platform could materially and adversely affect our business, operations and reputation.

•	Increases in the costs of content on our platform may have an adverse effect on our business, financial condition and results of operations.

•
If the content contained within videos, live broadcasting, games, audios and other content formats on our platform is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations may be materially and adversely affected.

•
If the content contained within videos, live broadcasting, games, audios and other content formats on our platform is considered inappropriate or offensive, our business, financial condition and results of operations may be materially and adversely affected.

•	We face uncertainties with respect to the enactment, interpretation and implementation of Notice 78 and Notice 3.
Risks Related to Our Corporate Structure

•
We are a Cayman Islands holding company conducting our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China; we have no equity ownership in the VIEs and their subsidiaries. Holders of our Class Z ordinary shares or the ADSs hold equity interest in Bilibili Inc., our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs and their subsidiaries. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Bilibili, its PRC subsidiaries and VIEs, and investors of Bilibili face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole.

•
If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Risks Related to Doing Business in China

•
The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

•
We face uncertainties with respect to the interpretation and implementation of the Anti-Monopoly Guidelines for the Internet Platform Economy Sector and other anti-monopoly and competition laws and how it may impact our business operations.

•
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

•
The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

•
The approval of, or report and fillings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process.

•	Regulation and censorship of information disseminated over the mobile and internet in China may adversely affect our business and subject us to liability for content posted on our platform.
Risks Related to Our Listed Securities

•	The trading price of our listed securities have been and are likely to continue to be volatile, regardless of our operating performance, which could result in substantial losses to our investors.

•	We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.
Risks Related to Our Business and Industry
We operate in a fast-evolving industry. We cannot guarantee that we will successfully implement our commercialization strategies or develop new ones, or generate sustainable revenues and profit.
We operate in a fast-evolving industry, and our commercialization model is evolving. We generate revenues primarily by providing our users with valuable content, such as videos, mobile games and live broadcasting. We also generate revenues from advertising,
e-commerce
and other services. We cannot assure you that we can successfully implement the existing commercialization strategies to sustainably generate growing revenues, or that we will be able to develop new commercialization strategies to grow our revenues. If our strategic initiatives do not enhance our ability to commercialize or enable us to develop new commercialization approaches, we may not be able to maintain or increase our revenues or recover any associated costs. In addition, we may introduce new products and services to expand our revenue streams, including products and services with which we have little or no prior development or operating experience. If these new or enhanced products or services fail to engage users, content creators or business partners, we may fail to diversify our revenue streams or generate sufficient revenues to justify our investments and costs, and our business and operating results may suffer as a result.

We have incurred significant losses and we may continue to experience losses in the future.
We have incurred significant losses in the past. In 2019, 2020 and 2021, respectively, we had loss from operations of RMB1,495.2 million, RMB3,141.0 million, and RMB6,429.1 million (US$1,008.9 million), respectively. We cannot assure you that we will be able to generate profits in the future. Our ability to achieve profitability depends in large part on our ability to manage our costs and expenses. We intend to manage and control our costs and expenses as a proportion of our total revenues, but there can be no assurance that we will achieve this goal. We may experience losses in the future due to our continued investments in technology, talent, content, brand recognition, expanding user base and other initiatives. In addition, our ability to achieve and sustain profitability is affected by various factors, some of which are beyond our control, such as changes in macroeconomic and regulatory environment or competitive dynamics in the industry. Accordingly, you should not rely on our financial results of any prior period as an indication of our future performance.
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
The quality of the content offered on our platform and our users’ level of engagement are critical to our success. In order to attract and retain users and compete effectively, we must offer interesting and useful content and enhance our users’ viewing experience. It is vital to our operations that we remain sensitive to and responsive to evolving user preferences and offer content that appeals to our users. In 2021, 92.7% of the total video views are of PUGV, as compared to 91.4% in 2020. Thus far, we have been generally able to encourage our content creators to create and upload PUGV that are appealing to our users. We have also been providing our content creators with support and guidance in various forms, including tools and products to help realize their commercial values and technical support for content distribution, editing and uploading. However, we cannot assure you that our content creators can contribute to create popular PUGV for our platform. If our content creators cease to contribute content, or their uploaded content fails to attract or retain our users, we may experience a decline in user traffic and user engagement. If the number of users or the level of user engagement declines, we may suffer a reduction in revenue.
Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.
Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

•	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

•	addressing concerns related to privacy and sharing, safety, security and other factors; and

•
complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.
The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, or the SCNPC, the Ministry of Industry and Information Technology, or the MIIT, the Cyberspace Administration of China, the CAC, the Ministry of Public Security, or the MPS and State Administration of Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Information Security and Privacy Protection.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security

•
In June 2021, the SCNPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services,
e-government
affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public listing in a foreign country. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

•
In November 2021, the CAC released the Regulations of Internet Data Security Management (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing in a foreign country of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy

•
In October 2020, the SCNPC revised and promulgated the Law of the PRC on the Protection of Minors (2020 Revision), which took effect on June 1, 2021, according to which, information processors must follow the principles of legality, legitimacy and necessity when processing personal information of minors via internet, and must obtain consent from minors’ parents or other guardians when processing personal information of minors under age of 14. Internet service providers must also promptly alert upon the discovery of publishing private information by minors via the internet and take necessary protective measures.

•
In August 2021, the SCNPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant
operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.
In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.
In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial
losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our website or our mobile platform and input protected information, we may become subject to provisions of the GDPR.
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
We need to acquire or produce popular content to provide our users with an engaging and satisfying viewing experience. The acquisition of such content depends on our ability to retain our content creators, OGV partners and hosts of our live broadcasting programs. We recorded content costs in our cost of revenue of RMB1,001.6 million, RMB1,875.5 million, and RMB2,694.8 million (US$422.9 million) in 2019, 2020 and 2021, respectively. As our business develops, we may incur increasing costs to produce or license OGV content and obtain live broadcasting right. Increases in market prices for licensed content and live broadcasting rights may also have an adverse effect on our business, financial condition and results of operations. For example, in September 2020, we formed a strategic partnership with Riot Games, the developer of leading MOBA League of Legends, among others, for granting us a three-year exclusive license for live broadcasting the League of Legends Esports global events (in Mandarin only), including the world renowned League of Legends World Championship,
Mid-Season
Invitational, and
All-Star
Event in China beginning in 2020 through the 2023
Mid-Season
Invitational, at an aggregate purchase price of RMB800 million (US$125.5 million). If we are not able to procure licensed content at commercially acceptable costs, our business and results of operations will be adversely impacted. In addition, if we are unable to generate sufficient revenues to outpace the increase in market prices for licensed content, our business, financial condition and results of operations may be adversely affected. We rely on our in-house
team to generate creative ideas for original OGV content and to supervise the original content origination and production process, and we intend to continue to invest resources in content production. If we are not able to compete effectively for talent or attract and retain top talent at reasonable costs, our original content production capabilities would be negatively impacted.
If the content contained within videos, live broadcasting, games, audios and other content formats on our platform is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations may be materially and adversely affected.
The PRC government and regulatory authorities have adopted regulations governing content contained within videos, live broadcasting, games, audios and other information over the internet. Under these regulations, internet content providers are prohibited from posting or displaying content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent, violent or defamatory on the internet. Internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of China. The PRC government and regulatory authorities strengthen the regulations on internet content from time to time, such as the Opinion on Strictly Regulating Online Game Market Management jointly adopted by a few authorities in December 2017, the Regulations on Administration of Network Short Video Platforms, promulgated in January 2019 by China Netcasting Services Association, or the CNSA, the Censoring Criteria for Network Short Video Content promulgated in January 2019 and last amended in December 2021, the Administrative Provisions on Online Audio-Visual Information Services, effective from January 1, 2020 and the Notice on Strengthening the Administration of Live Broadcasting of Game-Playing on the Online Audio-Visual Program Platform, issued in April 2022 by the Online Audio-Visual Program Administration Division of the National Radio and Television Administration of the PRC, or the NRTA (the successor of the State Administration of Press, Publication, Radio, Film and Television of China, or the SAPPRFT) and the Publishing Bureau of the Propaganda Department of the Central Committee of the Communist Party of China. The enactment of these regulations may significantly increase our compliance costs in recruiting additional content reviewers and training them to identify the prohibited content timely and accurately. Any failure to comply with these regulations may subject us to liability. In November 2020, the NRTA further promulgated the Notice on Strengthening the Management of Online Show Live Broadcasting and
E-commerce
Live Broadcasting (“Notice 78”) which requests the live broadcasting platforms for online shows to strengthen positive value guidance and to prevent the spread of the trends of wealth flaunting, money worshiping and vulgarity. In February 2021, the Notice on Promulgation of the Guiding Opinions on Strengthening the Standardized Administration of Online Live Broadcasting, or Notice 3, was issued by the CAC and other governmental authorities, which further requires live broadcasting platforms to ensure correct orientation and content safety. On September 15, 2021, the CAC promulgated the Opinions on Further Compacting the Main Responsibility of the Website Platform on Information Content Management, which regulates the content and quality of the information and further requires the website platform to improve the content review mechanism. On October 26, 2021, the Office of the Central Cyberspace Affairs Commission, or the OCCAC, issued the Notice on Further Strengthening the Regulation on Online Information of Entertainment Celebrities. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Transmission of Audio-Visual Programs” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Live Broadcasting Services.”

In addition to licensed content provided by copyright owners, we allow our users to upload content to our platform. Our users can upload all types of content including self-created and professionally produced content and certain graphical files for the purpose of updating user biographies and content covers. Currently only registered users are allowed to upload content to our platform. We maintain two levels of content management and review procedures to monitor the content uploaded to our platform to ensure that no content that may be deemed to be prohibited by government rules and regulations is posted and to promptly remove any infringing content. Our content screening team screens and monitors the content uploaded on our platform on a
24-hour,
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
Failure to identify and prevent illegal or inappropriate content from being uploaded and/or streamed on our platform may subject us to liability. To the extent that PRC regulatory authorities find any content on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform in the form of take-down orders, cause our app to be temporarily removed from app stores, or temporarily disable certain functions on our platform, or otherwise. For example, the CAC conducted a nationwide inspection of major internet platforms providing short-video content, and we were notified by certain smartphone app stores in China that our mobile app had been temporarily removed from July 26, 2018 until August 25, 2018. We implemented the required measures promptly and reinstated the mobile app downloads from those app stores on August 26, 2018. We thereafter conducted a self-inspection by taking a comprehensive review of the content on our platform and have hired more content monitoring personnel. Our app may be removed from app stores again in the future, and such removal could materially and adversely affect our business operations. On December 3, 2020, in response to the reported vulgar content on our platform, the Shanghai Municipal Office of Anti-Pornography and Illegal Publication, the Shanghai Municipal Internet Information Office and the Shanghai Municipal Culture and Tourism Bureau made inquiries with us and requested us to rectify within two weeks and strengthen the content review of videos, live broadcasting, anime, bullet chatting and other content on our platform. We have completed the required rectification and submitted the final rectification report to the Shanghai Municipal Office of Anti-Pornography and Illegal Publication and the Shanghai Municipal Internet Information Office on December 22, 2020 and our rectification report has been accepted by the relevant competent authorities.
In addition, PRC laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in our liability as a platform operator. We may also face liability for copyright or trademark infringement, fraud and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through or displayed on our platform.
Furthermore, reports or publicity of violence and crimes related to our PUGV, OGV, online games, live broadcasting programs or any claims of our PUGV, OGV, online game or live broadcasting content to be considered, among others, obscene, superstitious, fraudulent, defamatory, inappropriate, offensive or impairing public interest, may result in negative publicity, harm to our brand or a regulatory response that might have a material and adverse impact on our business. Any claim of us failing to identify any content a viewer may find objectionable may result in negative publicity, harm to our brand or regulatory actions, which in turn might have a material and adverse impact on our business. We generate a portion of our revenues from advertising. Our advertising revenues might be materially and adversely affected by any decision by advertisers to reduce their advertising as a result of adverse media reports, user complaints or other negative publicity involving us or, content on our platform. In addition, reductions of advertising by advertisers due to allegedly objectionable content made available on our platform by content creators, licensors, or other third parties, concerns about our content management practices, concerns about brand reputation or potential liability, or uncertainty regarding their own legal and compliance obligations, may also materially and adversely affect our advertising revenues.

We face uncertainties with respect to the enactment, interpretation and implementation of Notice 78 and Notice 3.
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
Currently, users who can be identified as minors are not allowed to make virtual gifts. However, given there is no explicit provisions on how to set the limit on virtual gifting, we have not been able to set such limit on our platform. We recorded revenues generated from our live broadcasting business under VAS. We derived 24.2%, 32.0% and 35.8% of our revenues from VAS in 2019, 2020 and 2021, respectively. Any such limits ultimately imposed may negatively impact our revenues derived from virtual gifting and our results of operations.
Notice 78 also requests the live broadcasting platforms for online shows to register in the National Internet Audio-Visual Platforms Information Management System, however, in our communication with Shanghai Municipal Administration of Radio and Television, we were informed that currently we are not required to register in this system. We cannot guarantee that we will not be required to register in the National Internet Audio-Visual Platform Information Management System in the future, and if so required, whether we will be able to complete the registration in a timely manner, or at all. Notice 78 also sets forth requirements for certain live broadcasting businesses with respect to real-name registration, limits on user spending on virtual gifting, restrictions on minors on virtual gifting, live broadcasting review personnel requirements, content tagging requirements, and other requirements. For more information on Notice 78, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Live Broadcasting Services.”
In February 2021, CAC and certain other governmental authorities issued Notice 3, according to which, online live broadcasting platforms providing online live broadcasting information services shall strictly abide by laws, regulations and regulatory requirements of the PRC, and shall strictly perform their statutory duties and obligations, implement the list of primary responsibilities of online live broadcasting platforms and ensure correct orientation and content safety. Meanwhile, Notice 3 sets forth requirements for certain live broadcasting businesses with respect to real-name registration, restrictions on minors on virtual gifting and other requirements, and further strengthens the industry admittance filing management. For example, a live broadcasting platform that carries out business-oriented network performance activities must hold an internet cultural business license and complete ICP filing; and a live broadcasting platform that carries out online audio-visual program services must hold a License for Online Transmission of Audio-Visual Programs or complete registration with the National Internet Audio-Visual Platforms Information Management System, and complete ICP filing.
Since Notice 78 and Notice 3 were newly issued and some of the requirements in them are unclear and have no explicit provisions or implementation standards, we are still in the process of getting further guidance from regulatory authorities and evaluating the applicability and effect of the various requirements under these notices on our business. Any further rulemaking under these notices or other intensified regulation with respect to live broadcasting may increase our compliance burden in the live broadcasting business, and may have an adverse impact on our business and results of operations.
We may not be able to effectively manage our growth and the increased complexity of our business, which could negatively impact our brand and financial performance.
We have experienced rapid growth since our inception in 2011. Our financial performance has been and will continue to be influenced by our ability to add, retain and engage active users of our products. Our user acquisition and engagement may fluctuate depending on factors beyond our control, such as the shelter-in-place
restrictions due to the
COVID-19
pandemic. We have experienced a significant increase in the size and engagement of our active user base during the first quarter of 2020 partly due to the shelter-in-place
restrictions in China. Although we have been able to maintain the momentum of user growth and engagement since then as China gradually relaxed its shelter-in-place
restrictions, we may not be able to maintain the growth of our active user base or user acquisition and the level of engagement in the long term.

As we grow our user base and increase the level of user engagement, we may incur increasing costs, such as licensing fees and royalties for licensed content and hosts’ compensation to further expand our content library to meet the growing and diversified demands of our users. If such expansion is not properly managed, it may adversely affect our financial and operating resources without achieving the desired effects. The market prices for licensing fees and royalties for licensed content, such as license for live broadcasting popular
e-sport
events, have increased significantly in China during the past few years. Online video broadcasting programs are competing aggressively to license popular content titles and events, driving licensing fees up in general. As the market further grows, copyright owners, distributors and industry participants may demand higher licensing fees for such content. Furthermore, as our content library expands, we expect the costs of licensed content to continue to increase. If we are unable to generate sufficient revenues to outpace the increase in costs, we may incur more losses and our business, financial condition and results of operations may be adversely affected. See “—Increases in the costs of content on our platform may have an adverse effect on our business, financial condition and results of operations.”
We also anticipate further expansion in global markets. Such expansion will increase the complexity of our operations and might place a significant strain on our management, operational and financial resources. We are also exposed to the political, social or economic instability in overseas markets or regions in which we operate, and such tensions may impact our successful expansion into the overseas market. See also “—We face various challenges and risks in connection with our expansion into overseas markets.”
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
The National Press and Publication Administration, or the NAPP, at the national level had suspended the approval of game registration and issuance of publication numbers for online games starting from March 2018, and later resumed game registration and issued game publication numbers for the first batch of games with an effective date of December 19, 2018. From August 2021, no new game registration and the publication numbers for online games were approved or issued from the NAPP at the national level until recently resumed in April 2022, and the processing time of games registration and issuance of publication numbers may vary greatly and is within the NAPP’s discretion. Any delay in game registration with NAPP or obtaining game publication numbers could lead to the termination of our cooperation agreements with third parties or negatively affect the operation results of our games. Under the Notice on Adjusting the Scope of Examination and Approval regarding the Internet Culture Operation License to Further Regulate the Approval Work released in May 2019, the Online Culture Operating Permits covering the business scope of using the information network to operate online games granted by the MCT before this notice will remain valid until the expiration dates of these permits. On July 10, 2019, the MCT announced the abolishment of the Interim Measures on Administration of Online Games, which regulated the issuance of Online Culture Operating Permits relating to online games. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Games.” As of the date of this annual report, the governmental authorities have not issued laws or regulations to replace the Interim Measures on Administration of Online Games, or to clarify the new regulatory body of online games. If we are unable to comply with the new regulations relating to our online games operations, our ability to introduce, launch and operate new games may be adversely affected, and our financial condition and operating results could be adversely affected. In addition, we cannot assure you that the suspension of the approval procedure of game registration and issuance of publication numbers would not occur again in the future and cannot predict how long such duration of suspension will be, and we cannot assure you that we or relevant third parties can obtain the NAPP’s approvals or complete any new governmental requirements for all games on our platform in a timely manner or at all, which could adversely and materially impact our ability to introduce new games, the timetable to launch new games and our business growth.

Moreover, the provision of online games is deemed to be an internet publication activity. An online game operator may be required to obtain an Internet Publishing Service License in order to directly make those games publicly available in China. Although it is not specifically authorized by the NAPP, an online game operator is generally able to publish its games through third-party licensed electronic publishing entities and register the games with the NAPP as electronic publications, which is consistent with our practice as of the date of this annual report. In addition, the provision of comics online may be deemed to be an internet publication activity, which may require the content provider to obtain an Internet Publishing Service License. Furthermore, in a consultation with the competent government authorities in February 2022, our PRC counsel, Tian Yuan Law Firm, was informed that operation of an online comics business currently does not require the Internet Publishing Service License. However, for the future convenience to publish games by ourselves, we are planning to apply for the Internet Publishing Service License for our business operation and we have been continuously communicating with the competent authorities. However, there is no assurance that we will be granted such license. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through online games and comics, the imposition of fines, the revocation of our business and operating licenses and the discontinuation or restriction of our operations of online games and comics.
Under the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs, the introduction or broadcasting of foreign anime in China is subject to approval of the SAPPRFT or its authorized entities. Approval or filing procedures were previously not explicitly required in practice by the NRTA for the broadcasting and distribution of foreign anime on the internet only, until NRTA and its authorized authorities clarified and implemented the relevant filing procedure in 2021. Since then, based on our consultation with the relevant government authorities, we have been following the required filling procedure for our newly introduced foreign anime before broadcasting and distributing them on our platform.
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
In August 2018, the National Office of Anti-Pornography and Illegal Publication, the MIIT, the MPS, the MCT, the NRTA and the CAC jointly issued the Notice on Strengthening the Management of Live Broadcasting Service, which required a real-name registration system for users to be put in place by live broadcasting service providers. On October 25, 2019, the NAPP issued the Notice on Preventing Minors from Indulging in Online Games, which requires all online gamers to register accounts with their valid identity information and all game companies to stop providing game services to users who fail to do so. Pursuant to the Notice 78, users who have not registered with real names or who are minors are prohibited from virtual gifting. On October 17, 2020, the Law of the PRC on the Protection of Minors (2020 Revision) added a new section entitled “Online Protections” which stipulates a series of provisions to further protect minors’ interests on the internet. On August 30, 2021, the NAPP promulgated the Notice on Further Strict Management to Effectively Prevent Minors from Being Addicted to Online Games, which became effective on September 1, 2021. The notice requires that all online games must be connected to the real-name verification system of the NAPP for online games to prevent addiction, all online game users must use real and valid identity information to register their game accounts and log in to online games, and online games enterprises must not provide online game services in any form (including visitor experience mode) to users who have not registered and logged in with their real names. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Games” and “Item 4. Information on the Company— B. Business Overview—Regulation—Regulations Related to Online Live Broadcasting Services.” On March 25, 2022, the CAC, the State Taxation Administration of the PRC, or the STA, and the SAMR jointly issued the Notice on Further Standardizing the Profit-Making Behavior of Live Broadcasting to Promote the Healthy Development of the Industry, which required live broadcasting platforms to authenticate the identity of each live broadcasting publisher and report various information of those publishers that have profit-making behaviors to local provincial-level network department and tax authorities semi-annually. For a detailed description, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Live Broadcasting Services.”

We have implemented and we will continue to implement measures to comply with real-name registration requirements under PRC laws and regulations. However, the PRC government may further tighten the real-name registration requirements or require us to implement a more thorough compulsory real-name registration system for all users on our platform in the future, so that we will need to upgrade our system or purchase relevant services from third-party service providers and incur additional costs in relation thereto. If we were required to implement a more rigid real-name registration system for users on our platform, potential users may be deterred from registering with our platform, which may in turn negatively affect the growth of our user base and prospect.
We face significant competition, primarily from companies that operate in the video-based industry in China, and we compete with these companies for users, content providers and advertisers.
We face significant competition primarily from companies that operate in the video-based industry in China designed to engage users, especially the Generation Z+, and capture their time spent on mobile devices and the internet. In particular, our competitors mainly include large online video streaming platforms, other platforms offering video products, live broadcasting platforms, game developers and other companies offering online content. Some of our competitors have longer operating histories and significantly greater financial resources than we do, and in turn may be able to attract and retain more users, content partners and advertisers. Our competitors may compete with us in a variety of ways, including by obtaining exclusive online distribution rights for popular content, conducting brand promotions and other marketing activities, and making acquisitions. If any of our competitors provides comparable or better user experience, our user traffic could decline significantly. We have exclusive distribution rights only for certain content on our platform. Our content creators are generally free to post their content on our competitors’ platforms, which may divert user traffic from our platform, and adversely affect our user traffic and thus our operations.
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
Content posted on our platform may expose us to allegations by third parties of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of third-party rights. We have been involved in litigation based on allegations of infringement of third-party copyright due to the content available on our platform. We are currently involved in approximately 210 lawsuits based on allegations of infringement of third-party copyright due to the content posted on our platform, which are immaterial to our company on an individual basis or a collective basis. Regardless of the outcome, these lawsuits, and any other litigation that may be brought against us or our current or former directors and officers, could be time-consuming, result in significant expenses and divert our resources and the attention of our management and other key employees. An unfavorable outcome in any of these matters could exceed the limited coverage provided under our current applicable insurance policies.

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
Although we have not been subject to claims or lawsuits outside China, we may become subject to copyright laws in other jurisdictions, such as the United States, by virtue of our listing in the United States, the ability of users to access our videos from the United States and other jurisdictions, the ownership of the ADSs by investors, and the extraterritorial application of foreign law by foreign courts or otherwise.
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
Protection of intellectual property rights in the counties and regions that we operate may not be sufficient. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Other unlawful conduct against us is also difficult to prevent and police. We cannot assure you that the steps we have taken will prevent misappropriation of our rights. From time to time, we may have to resort to litigation to enforce our rights, which could result in substantial costs and diversion of our resources.
We face intense competition for users and hosts, as well as strict regulatory supervision by government authorities, for our live broadcasting business.
We face significant competition in the live broadcasting business for both users and hosts. The live broadcasting on our platform primarily focuses on interest areas including anime, game, music, fashion, lifestyle, and knowledge. We cannot assure you that such content will continue to attract new users and retain existing ones.
We have entered into exclusive cooperation agreements with certain popular hosts on our platform. We may not be able to maintain or renew these agreements on acceptable terms or at all. In such event, we may be unable to convert content creators to be live broadcasting hosts or retain these popular hosts on our platform, and our operating results will be adversely affected. We cooperate with talent agencies to recruit, manage, train and support our hosts. Furthermore, we may lose hosts if the talent agencies that manage them are unable to reach or maintain satisfactory cooperation arrangements with such hosts. If talented and popular hosts cease to contribute content to our platform, or their live broadcasting fails to attract users, we may experience a decline in user traffic and user engagement, which may have material and adverse impact on our results of operations and financial conditions.
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
We derived 53.1%, 40.0% and 26.3% of our revenues from mobile games in 2019, 2020 and 2021, respectively. We derived a significant portion of mobile game revenues from a limited number of games in 2019. One mobile game contributed more than 10% of our total net revenues, accounting for 30.9% and 11.4% of our total net revenues for the years ended December 31, 2019 and 2020, respectively. No mobile game individually contributed more than 10% of our total net revenues for the year ended December 31, 2021.
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
We also offer mobile games self-developed by our in-house game development teams. The development cycle for new titles can range from 12 months to multiple years. Therefore, our development costs can be substantial. If we experience unanticipated development delays, financial difficulties, or additional costs, for example, as a result of COVID-19, we may not be able to release titles according to our schedule and at budgeted costs. External factors, such as changing interests and appetite of game players and market trends, may also have an impact on the successful launch and popularity of any new games. Despite the substantial costs and time needed for development of new games, there can be no assurance that we can recoup these costs or make a profit on these games.
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
As part of its anti-addiction online game policy, the PRC regulators have been implementing regulations designed to reduce the amount of time that youth under the age of 18 spend playing online games. For a detailed description of these regulations, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Games—Anti-addiction System and Protection of Minors.” On August 30, 2021, the NAPP promulgated the Notice on Further Strict Management to Effectively Prevent Minors from Being Addicted to Online Games, which became effective on September 1, 2021. The notice requires that all online games enterprises including platforms providing online game services may only provide online game services to minors for one hour from 8:00 p.m. to 9:00 p.m. each day on Fridays, Saturdays, Sundays and national holidays, and may not provide online game services to minors in any form at any other time. All online games must be connected to the real-name verification system of the NAPP for online games to prevent addiction, all online game users must use real and valid identity information to register their game accounts and log in to online games, and online games enterprises must not provide online game services in any form (including visitor experience mode) to users who have not registered and logged in with their real names. We currently do not charge users for game playing time. However, if we were to start charging for playing time, we may lose our players, and our financial condition and results of operations may be materially and adversely affected.

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
In addition, there can be no assurance that the PRC regulators would not promulgate new laws and regulations in the future to further limit minors’ access and exposure to videos, live broadcasting, audios and other content formats that we offer on our platform. The implementation of the existing and future laws and regulations may lead to a decrease in the number of minors in our user base and the playtime of minor users, thereby leading to a decrease in the minor users’ revenue contribution to our mobile game and other businesses, and may materially and adversely affect our results of operations and prospects.
Our ability to generate revenues from our mobile games could suffer if China’s mobile games market does not develop as anticipated.
The mobile games market in China has evolved rapidly in recent years, with developments such as the introduction of new business models, the development of player preferences, the increasing popularity of smartphones, market entry by new competitors and the adoption of new strategies by existing competitors. We expect each of these trends to continue, and we must continue to adapt our strategy to successfully compete in this market. There are numerous other technologies and business models in varying stages of development, such as portable tablet computers, cloud gaming and VR games involving new mobile technologies, which could render certain current technologies or applications obsolete. Accordingly, it is extremely difficult to accurately predict player acceptance and demand for our various existing and potential new mobile game offerings, and the future size, composition and growth of this market. Furthermore, given the limited history and rapidly evolving nature of the mobile games market, we cannot predict the price that players will be willing to pay for the virtual items in our mobile games or whether players will have concerns over security, reliability, cost and quality of service associated with mobile games. If market acceptance of our mobile games is different than anticipated, our ability to maintain or increase our revenues and profits could be materially and adversely affected.
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
We offer
ACG-related
and other types of merchandise on our platform, and generate revenues from sales of these products. Our
e-commence
business uses a number of third-party logistics companies to deliver our products to customers. Any interruption to or failure in logistics services could prevent the timely or proper delivery of our products. These interruptions may be due to events that are beyond our control or the control of these third-party logistics services, such as pandemic, inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. We may not be able to find alternative logistics companies to provide logistics services in a timely and reliable manner, or at all, to replace such third-party logistics services to the extent necessary. If products sold on our platform are not delivered in proper condition or on a timely basis or at all, our
e-commerce
business and reputation would suffer.
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
We have made short-term and long-term investments. Our short-term investments primarily include money market funds, financial products with variable interest rates referenced to performance of underlying assets issued by commercial banks or other financial institutions and publicly traded companies with the intention to be sold within twelve months. Our long-term investments primarily consist of investment in companies whose businesses are complementary to ours, including game, anime production and high-technology companies.
These investments may earn yields substantially lower than anticipated and the fair value of our investments may fluctuate significantly, which contribute to the uncertainties in valuation. Any failure to realize the benefits we expected from these investments may materially and adversely affect our business and financial results. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see fit to expand our product offerings or business in other countries or regions, which may expose us to additional risks. Also see “—We face various challenges and risks in connection with our expansion into overseas markets.”

Any change in securities prices and market conditions could lead to volatility in the fair value of our investments accounted for at fair value, which could further impact our financial condition and results of operations and may also impact our ability to dispose of these investments at favorable prices.
Difficulties in identifying, consummating and integrating acquisitions and strategic alliances and potential impair in connection with our investments or acquisitions may have a material and adverse effect on our business and results of operations.
We have acquired, and may in the future acquire, companies that are complementary to our business. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see. For example, we entered into a series of agreements to acquire a controlling interests in Chaodian Inc. and entities controlled by it (collectively, “Chaodian”) in July 2019 and acquired the remaining interests in Chaodian in September 2020. Chaodian operates offline events, such as concerts and exhibitions
Bilibili Macro Link
and
Bilibili World
, and a talent agency that is currently managing many of our content creators. Chaodian has started to operate e-commerce and advertising business since the end of 2020. In April 2020, we entered into a business collaboration agreement with Sony Corporation to pursue collaboration opportunities within the area of entertainment business in the Chinese market, including anime and mobile games. In November 2021, we acquired all of the equity interests in Beijing Siyuexingkong Network Technology Co., Ltd. (“Youyaoqi”), a comics distribution company, to enrich our content offerings.
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
Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of our acquisitions of interests in our subsidiaries and consolidated VIEs. We recorded goodwill of RMB1,295.8 million and RMB2,338.3 million (US$366.9 million) as of December 31, 2020 and 2021, respectively.
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
We depend on the continued contributions of our senior management and other key employees, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key employees could harm our business. Competition for qualified talent in China is intense, particularly in the internet and technology industries. Our future success depends on our ability to attract a large number of qualified employees and retain existing key employees. If we are unable to do so, our business and growth may be materially and adversely affected and the trading prices of our listed securities could suffer. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including stock-based compensation.
We have granted, and may continue to grant, options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.
We adopted a global share incentive plan in 2014 and a share incentive plan in 2018, which we refer to as the Global Share Plan and the 2018 Plan, respectively, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under each of the share incentive plans, we are authorized to grant options and other types of awards. As of February 28, 2022, awards to purchase 22,383,161 ordinary shares under both of the Global Share Plan and the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. We recognize share-based compensation expenses in our consolidated financial statements in connection with these grants, and may continue to incur such expenses in the future. As of December 31, 2021, our unrecognized share-based compensation expenses relating to unvested awards amounted to RMB4,497.6 million (US$705.8 million), adjusted for estimated forfeitures.

If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our convertible notes.
In April 2019, we issued US$500 million in aggregate principal amount of convertible senior notes due 2026, which we refer to as April 2026 Notes in this annual report. The April 2026 Notes bear interest at a rate of 1.375% per year, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2019, and will mature on April 1, 2026 (unless earlier repurchased, redeemed or converted). In June 2020, we issued US$800 million in aggregate principal amount of convertible senior notes due 2027, which we refer to as 2027 Notes in this annual report. The 2027 Notes bear interest at a rate of 1.25% per year, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2020, and will mature on June 15, 2027 (unless repurchased, redeemed or converted). In November 2021, we issued US$1,600 million in aggregate principal amount of convertible senior notes due 2026, which we refer to as December 2026 Notes in this annual report. The December 2026 Notes bear interest at a rate of 0.5% per year, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2022, and will mature on December 1, 2026 (unless earlier repurchased, redeemed or converted). The April 2026 Notes, 2027 Notes and December 2026 Notes are collectively referred to as the Bilibili Convertible Notes in this annual report.
Holders of the Bilibili Convertible Notes have the right to require us to repurchase their notes on April 1, 2024, in the case of the April 2026 Notes, June 15, 2023 and June 15, 2025, in the case of the 2027 Notes, and December 1, 2024, in the case of the December 2026 Notes. In addition, the Bilibili Convertible Notes each contains similar protections concerning the holders’ right to require us to repurchase their notes upon the occurrence of a fundamental change (as defined in the terms of such notes), as well as similar provisions regarding our ability to redeem the existing notes in case of certain changes in tax law. Each of the indentures for the Bilibili Convertible Notes defines a “fundamental change” to include, among other things, Bilibili’s ADSs ceasing to be listed on The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.” Upon the occurrence of a fundamental change, holders of the Bilibili Convertible Notes will have the right, at their option, to require us to repurchase all of their Bilibili Convertible Notes or any portion of the principal amount at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any. In the event of a fundamental change, we may also be required to issue additional ADSs or, in the case of the December 2026 Notes, Class Z ordinary shares in lieu of ADSs if a holder of the December 2026 Notes so elects, upon conversion of the relevant Bilibili Convertible Notes. In addition, upon conversion of the December 2026 Notes, unless we elect to deliver solely ADSs (or Class Z ordinary shares if such holder elects to receive Class Z ordinary shares in lieu of any ADSs deliverable upon conversion) to settle such conversion (other than paying cash in lieu of delivering any fractional ADS), we will be required to make cash payments in respect of the notes being converted. See also “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”
However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of the notes surrendered therefor or redeem the notes or the notes being converted. In addition, our ability to repurchase the notes, redeem the notes or pay cash upon conversions of the notes may be limited by law, by regulatory authority or by agreements governing our and/or our subsidiaries’ current or future indebtedness. We derive most of our revenues from, and hold most of our assets through, our subsidiaries. As a result, we may rely in part upon distributions and advances from our subsidiaries in order to help us meet our payment obligations under the the Bilibili Convertible Notes and our other obligations. Our subsidiaries are distinct legal entities and do not have any obligation (legal or otherwise) to provide us with distributions or advances. We may face tax or other adverse consequences, or legal limitations, on our ability to obtain funds from these entities. In addition, our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•	our financial condition, results of operations and cash flows;

•	general market conditions for financing activities by internet companies; and

•	economic, political and other conditions in the PRC and elsewhere.
Our failure to repurchase the Bilibili Convertible Notes or pay the redemption price or repay the principal at a time when the repurchase or such payment is required by the respective indenture governing the notes or to pay any cash payable on future conversions of the notes would constitute a default under the respective indenture governing the notes. A default under any of these indentures or the fundamental change itself could also lead to a default under any of the other indentures or agreements governing our indebtedness or any future indebtedness. If the repayment of the existing notes or any other indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the existing notes or other indebtedness and repurchase the notes or make cash payments upon conversions thereof.
If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements which in turn could negatively impact the trading price of our shares and/or ADSs or otherwise harm our reputation.
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
If we fail to implement and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading prices of our listed securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanction.
We rely on certain key operating metrics to evaluate the performance of our business, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.
We rely on certain key operating metrics, such as MAUs and average monthly paying users, to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. We calculate these operating metrics using internal company data that have not been independently verified. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business. If investors make investment decisions based on operating metrics we disclose that are inaccurate, we may also face potential lawsuits or disputes.
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

We face various challenges and risks in connection with our expansion into overseas markets.
As we expand our global and cross-border businesses into more overseas markets, we will face risks associated with expanding into markets in which we have limited or no experience and in which we may be less well-known. We may be unable to attract a sufficient number of users, customers or business partners, fail to anticipate competitive conditions or face difficulties in operating effectively in these new markets. The expansion of our overseas and cross-border businesses will also expose us to risks inherent in operating businesses globally, including, but not limited to:

•	inability to recruit international and local talent and deal with challenges in replicating or adapting our company policies and procedures to operating environments different than those of China;

•	lack of acceptance of the product and service offerings on our platform;

•	disruptions in the supply chain;

•	investigations regarding anti-dumping;

•	trade wars;

•	geopolitical tensions, political instability and general economic or political conditions in particular countries or regions;

•	challenges and increased expenses associated with staffing and managing global and cross-border operations and managing an organization spread over multiple jurisdictions;

•	trade barriers, such as import and export restrictions, tariffs, customs duties and other taxes, competition law regimes and other trade restrictions, as well as other protectionist policies;

•	differing and potentially adverse tax consequences;

•	increased and conflicting regulatory compliance requirements;

•	adaption to different industry practices;

•	challenges caused by distance, language and cultural differences;

•	the impact of the COVID-19 pandemic and other natural disasters;

•	increased costs to protect the security and stability of our information technology systems, intellectual property and personal data, including compliance costs related to data localization laws;

•	availability and reliability of global and cross-border payment systems and logistics infrastructure; and

•	exchange rate fluctuations.
As we expand further into new regions and markets, these risks could intensify, and efforts we make to expand our global and cross-border businesses and operations may not be successful. Failure to expand our global and cross-border businesses and operations could materially and adversely affect our business, financial condition and results of operations.
Transactions conducted through our global and cross-border platforms may be subject to different customs, taxes and rules and regulations, and we may be adversely affected by the complexity of and developments in customs, foreign exchange and import/export laws, rules and regulations in China and other jurisdictions.

In addition, changes to trade policies, treaties and tariffs in the jurisdictions in which we operate, or the perception that these changes could occur, could adversely affect our global and cross-border operations, our financial condition and results of operations.
Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.
Recently there have been heightened tensions in international relations, particularly between the United States and China, but also as a result of the conflicts in Ukraine and sanctions on Russia. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.
A severe or prolonged downturn in the Chinese or global economy, any financial or economic crisis, or perceived threat of such a crisis, could materially and adversely affect our business and financial condition.
COVID-19
has had a severe and negative impact on the Chinese and the global economy since 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of
COVID-19,
the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2021. The conflicts in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.
We face risks related to natural disasters, health epidemics and other outbreaks, such as the
COVID-19
pandemic, which could significantly disrupt our operations.
In recent years, there have been outbreaks of epidemics in China and globally, including the outbreak of
COVID-19.
In March 2020, the World Health Organization declared the
COVID-19
a pandemic.
COVID-19
has resulted in quarantines, travel restrictions, and the temporary closure of businesses and facilities in China and worldwide.
The worldwide outbreak of
COVID-19
pandemic has resulted in significant disruptions in the global economy. To contain the spread of
COVID-19,
the Chinese government has taken certain emergency measures, including extension of the Lunar New Year holidays, implementation of travel bans, blockade of certain roads and closure of factories and businesses, and encouragement of remote working arrangements and cancellation of public activities. Recently, there has been a recurrence of
COVID-19
outbreaks in certain provinces of China, including Shanghai, due to the Delta and Omicron variants. As a result, the Chinese government has implemented similar emergency measures to contain further spread of
COVID-19.
As it has historically, the
COVID-19
pandemic may continue to, among other things, (i) disrupt our supply chain, delay our ability to timely fulfill our
e-commerce
orders and lead to higher fulfilment expenses, (ii) reduce or curtail our customers’ advertising expenditures and overall demand for our services, and increase the volatility of their advertising expenditure patterns from period-to-period,
(iii) increase the volatility of the size and engagement of our active user base, and cause us to incur higher bandwidth costs, (iv) cause delays in production and uncertainty in scheduling of content of our licensed content providers, which may in turn hinder our user acquisition and user engagement level improvement efforts, and (v) the initiatives we put forth in response to
COVID-19
and many other efforts to leverage our technology, products and services to help contain the pandemic, all of which could have a material adverse effect on our business, financial condition and results of operations. See “Item 5. Operating and Financial Review and Prospects—Impact of
COVID-19
on Our Operations and Financial Performance.”

We have reinstated remote working arrangements for our employees in affected regions, which could however reduce the capacity and efficiency of our operations and negatively impact the normal business operations. Our other measures taken to reduce the impact of this epidemic outbreak included upgrading our telecommuting system, monitoring our employees’ health on a daily basis and optimizing our technology system to support potential growth in user traffic. We continue to monitor the evolving situation and guidance from government and public health authorities and may take additional actions based on their recommendations.
There remains uncertainty around the severity and duration of the
COVID-19
pandemic and the measures taken, or may be taken, in response to the
COVID-19
pandemic, which will depend on numerous factors, including, among others, the emergence of new cases of
COVID-19
and its variants, hospitalization and mortality rates, and the availability and distribution of safe and effective treatments and vaccines.
We are also vulnerable to natural disasters and other calamities. Although we have servers that are hosted in an offsite location and our backup system is able to capture data on a real-time basis, we may still be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins,
war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.
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
International expansion of our platform and offerings is a part of our growth strategy and may subject us to additional risks and challenges, including but not limited to challenges in formulating effective local sales and marketing strategies targeting users from various jurisdictions and cultures, who have a diverse range of preferences and demands; challenges in achieving sufficient brand recognition as compared with our home market in China; challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them; exposure to different tax jurisdictions that may subject us to greater fluctuations in our effective tax rate and potentially adverse tax consequence; and risks of increased costs associated with doing business in foreign jurisdictions, including burdens of complying with a wide variety of local laws and regulations. If we fail to address any of these risks and challenges associated with our international expansion, our reputation, business and results of operations may be adversely affected.
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
PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content and online game operations. For example, the internet cultural business (except for music), the internet audio-visual program business, the radio and television program production and operation business, and the production of audio-visual products and/or electronic publications remain as prohibited areas for foreign investment. Specifically, foreign ownership of a commercial internet information services provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business, however, such requirement of record of good performance and operating experience in managing value-added telecommunications business for the major foreign investor will be repealed by the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, effective on May 1, 2022. We are a company registered in the Cayman Islands and our WFOE is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China mainly through the VIEs and their respective subsidiaries, based on a series of contractual arrangements by and among our wholly-owned subsidiaries in China (our WFOEs), the VIEs, and their shareholders, as applicable. As a result of these contractual arrangements, we exert control over our consolidated affiliated entities and consolidate their financial results in our financial statements under U.S. GAAP. Our consolidated affiliated entities hold the licenses, approvals and key assets that are essential for our operations.
In the opinion of our PRC counsel, based on its understanding of the relevant PRC laws and regulations, except as disclosed in this annual report, each of the contracts among our WFOEs, the VIEs and their shareholders is valid, binding and enforceable in accordance with its terms.
However, Bilibili is a Cayman Islands holding company with no equity ownership in the VIEs and conducts its operations primarily through its PRC subsidiaries, VIEs and their subsidiaries in China. Investors in Bilibili’s ADSs or the Class Z ordinary shares thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the VIEs, which contribute to 74.5% of our revenues in 2021. Bilibili, its PRC subsidiaries and VIEs, and investors of Bilibili face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.
We have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government may ultimately take a view contrary to the opinion of our PRC counsel. If we are found in violation of any PRC laws or regulations or if the contractual arrangements among our WFOEs, the VIEs and their shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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
The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business operations. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of our consolidated affiliated entities or the right to receive their economic benefits, we would no longer be able to consolidate their financial results in accordance with U.S. GAAP, which would have a material adverse effect on our operations and result in the value of the securities diminishing substantially. Our shares may decline in value if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries and VIEs that conduct all or substantially all of our operations. Bilibili, its PRC subsidiaries and VIEs and investors of Bilibili face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.
Although we believe we, our PRC subsidiaries and the VIEs comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance
with or violations of PRC laws and regulations. If the PRC government determines that we or the VIEs do not comply with applicable law, it could revoke the VIEs’ business and operating licenses, require the VIEs to discontinue or restrict the VIEs’ operations, restrict the VIEs’ right to collect revenues, block the VIEs’ websites, require the VIEs to restructure our operations, impose additional conditions or requirements with which the VIEs may not be able to comply, impose restrictions on the VIEs’ business operations or on their customers, or take other regulatory or enforcement actions against the VIEs that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the VIEs’ business operations or restrict the VIEs from conducting a substantial portion of their business operations, which could materially and adversely affect the VIEs’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of the VIEs that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the VIEs, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP.
We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.
Due to PRC restrictions or prohibitions on foreign ownership of internet and other related businesses in China, we operate our business in China through the VIEs and their subsidiaries, in which we have no ownership interest. We rely on a series of contractual arrangements with the VIEs and their shareholders, as applicable, including the powers of attorney, to control and operate business of our consolidated affiliated entities. These contractual arrangements are intended to provide us with effective control over our consolidated affiliated entities and allow us to obtain economic benefits from them. See “Item 4. Information on the Company—C. Organizational Structure” for more details about these contractual arrangements. In particular, our ability to control the consolidated affiliated entities depends on the powers of attorney, pursuant to which our WFOEs can vote on all matters requiring shareholder approval in the VIEs. We believe these powers of attorney are legally enforceable but may not be as effective as direct equity ownership.

Although we have been advised by our PRC counsel, Tian Yuan Law Firm, that except as disclosed in this annual report, each of the contracts among our WFOEs, the VIEs and their shareholders is valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over the VIEs and their subsidiaries as direct ownership. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. These contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal system in China, particularly as it relates to arbitration proceedings, is not as developed as the legal system in many other jurisdictions, such as the United States. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” There are very few precedents and little official guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs and may lose control over the assets owned by the VIEs. As a result, we may be unable to consolidate the financial results of such entities in our consolidated financial statements, our ability to conduct our business and repay our indebtedness may be negatively affected, and our operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.
We may lose the ability to use and enjoy assets held by the VIEs and their subsidiaries that are important to our business if the VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.
The VIEs hold certain licenses that are important to our operations, including the Value-added Telecommunication Business Licenses, License for Online Transmission of Audio-Visual Programs, Online Culture Operating Permits and License for Production and Operation of Radio and Television Programs. Under our contractual arrangements, the shareholders of the VIEs may not voluntarily liquidate the VIEs or approve them to sell, transfer, mortgage or dispose of their assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy, or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if the VIEs or their subsidiaries undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.
Contractual arrangements we have entered into with the VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.
Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our WFOE, the VIEs and their shareholders are not on an arm’s-length
basis and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require that the VIEs adjust their taxable income upward for PRC tax purposes. Such an adjustment could increase the VIEs’ tax expenses without reducing the tax expenses of our WFOE, subject the VIEs to late payment fees and other penalties for under-payment of taxes, and result in the loss of any preferential tax treatment our WFOE may have. As a result, our consolidated results of operations may be adversely affected.
If the chops of our PRC subsidiaries, the VIEs and their subsidiaries, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.
In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries, the VIEs and their subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.
The shareholders of the VIEs include Yi Xu, Rui Chen and Ni Li, who are also Bilibili’s shareholders, and, in some cases are Bilibili’s directors or officers. Conflicts of interest may arise between the roles of them as shareholders, directors or officers of Bilibili and as shareholders of the VIEs. For individuals who are also Bilibili’s directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to act in good faith and in the best interest of Bilibili and not to use their positions for personal gain. The shareholders of the VIEs have executed powers of attorney to appoint our WFOEs or a person designated by our WFOEs to vote on their behalf and exercise voting rights as shareholders of the VIEs. We cannot assure you that when conflicts arise, these shareholders will act in the best interest of Bilibili or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.
We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to our shareholders and ADS holders.
Bilibili is a holding company, and we may rely on dividends to be paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.
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
The National People’s Congress approved the PRC Foreign Investment Law, or the 2019 FIL, on March 15, 2019, effective from January 1, 2020, and the State Council approved the Regulation on Implementing the PRC Foreign Investment Law, or the Implementation Regulations, on December 26, 2019, effective from January 1, 2020, which replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Supreme People’s Court of China issued a judicial interpretation on the 2019 FIL, in December 2019, effective from January 1, 2020, to ensure fair and efficient implementation of the 2019 FIL. The judicial interpretation clarifies the issues regarding the validity of the investment contract violating the restrictive or prohibitive requirements in the negative list. According to the judicial interpretation, courts in China shall not, among other things, support contracted parties to claim foreign investment contracts in sectors not on the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), most recently jointly promulgated by the Ministry of Commerce of the PRC, or the MOFCOM and the National Development and Reform Commission of the PRC, or the NDRC, on December 27, 2021 and became effective on January 1, 2022, or the Negative List (2021), as void because the contracts have not been approved or registered by administrative authorities. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it is difficult to predict the outcome of a judicial or administrative proceeding, and such unpredictability towards our contractual rights could adversely affect our business and impede our ability to continue our operations. The 2019 FIL and Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

The 2019 FIL removes all references to the terms of “de facto control” or “contractual control” as defined in the draft published in 2015 by MOFCOM. However, the 2019 FIL has a catch-all
provision under the definition of “foreign investment” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, the State Council may in the future promulgate laws and regulations that deem investments made by foreign investors through contractual arrangements as “foreign investment,” and our contractual arrangements may be subject to and be deemed to violate the market entry requirements in China. The “VIE” structure, or VIE structure, has been adopted by many
PRC-based
companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 4. Information on the Company—C. Organizational Structure” for more details about these contractual arrangements.
In addition, the 2019 FIL further specifies that foreign investments shall be conducted in line with the “negative list” to be issued or approved to be issued by the State Council. The commercial internet information service, internet audio-visual program services, online cultural activities (except for music), the radio and television program production and operation business, and the production of audio-visual products and/or electronic publications that we conduct through our consolidated affiliated entities are subject to foreign investment restrictions set forth in the Negative List (2021). It is uncertain whether the industry of commercial internet information service, internet audio-visual program services, online culture activities (except for music), the radio and television program production and operation business, and the production of audio-visual products and/or electronic publications, in which the VIEs operate, will be subject to the foreign investment restrictions or prohibitions under the then updated “negative list” to be issued. If the then updated “negative list” requires companies with existing VIE structure like us to take further actions, we will face uncertainties as to whether any clearance from the relevant governmental authorities can be timely obtained, or at all.
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

We have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirements in Paragraph 3(b) of Practice Note 15 to the Hong Kong Listing Rules such that we are able to list a subsidiary entity on the Hong Kong Stock Exchange within three years of the Listing. While we currently do not have any plan with respect to any spin-off
listing on the Hong Kong Stock Exchange, we may consider a
spin-off
listing on the Hong Kong Stock Exchange for one or more of our businesses within the three-year period subsequent to the Listing. The waiver granted by the Hong Kong Stock Exchange is conditional upon us confirming to the Hong Kong Stock Exchange in advance of any spin-off
that would not render our company incapable of fulfilling the eligibility requirements under Rule 19C.05 of the Hong Kong Listing Rules based on the financial information of the entity or entities to be spun-off
at the time of the Company’s Listing (calculated cumulatively if more than one entity is spun-off).
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
The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our Class Z ordinary shares and the ADSs.
We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. PRC government has significant oversight over the conduct of our business and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our Class Z ordinary shares and the ADSs.
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in the ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.
Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. The prohibition of our ordinary shares and ADSs from trading in the United States would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.
The approval of, or report and fillings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up,
on December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, and a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies for public comments. These draft measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. Specifically, an overseas offering and listing by a PRC company, whether directly or indirectly, an initial or follow-on
offering, must be filed with the CSRC. The examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be deemed as a PRC company’s indirect overseas offering and listing if the issuer meets the following conditions: (i) any of the operating income, gross profit, total assets, or net assets of the PRC enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the principal place of business is in the PRC or carried out in the PRC. The issuer or its affiliated PRC entity, as the case may be, shall file with the CSRC for its initial public offering, follow-on
offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on
offering within three business days after the completion of the follow-on
offering. Failure to comply with the filing requirements may result in fines to the relevant PRC companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. Theses draft measures also set forth certain regulatory red lines for overseas offerings and listings by PRC enterprises. On April 2, 2022, the CSRC promulgated Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Enterprises (Draft for Comments), according to which, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant entities or individuals including securities companies, securities service providers, and overseas regulators, documents and materials that contain state secrets or government work secrets, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. A domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant entities or individuals including securities companies, securities service providers, and overseas regulators, other documents and materials that, if divulged, will jeopardize national security or public interest, shall strictly fulfil relevant procedures stipulated by applicable national regulations. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to M&A and Overseas Listings.”
There are substantial uncertainties as to whether these draft measures to regulate direct or indirect overseas offering and listing would be further amended, revised or updated, their enactment timetable and final content. As the CSRC may formulate and publish guidelines for filings in the future, the draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies for public comments does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on
financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. The draft Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Enterprises does not provide for a clear scope of government work secrets or the documents and materials that, if divulged, will jeopardize national security or public interest, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

On December 27, 2021, the NDRC and the MOFCOM, jointly issued the Negative List (2021), which became effective on January 1, 2022. Pursuant to the Negative List (2021), if a domestic company engaging in the prohibited business stipulated in the Negative List (2021) seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis
, to the relevant regulations on the domestic securities investments by foreign investors. At a press conference held on January 18, 2022, the NDRC clarified that the requirement as mentioned above would only apply to domestic company’s direct overseas offerings; as for the domestic company to list overseas indirectly, the CSRC is seeking public comments on the relevant regulations. As the Negative List (2021) is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.
In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted versions of the draft measures, regulations and provisions described above, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.
We face uncertainties with respect to the interpretation and implementation of the Anti-Monopoly Guidelines for the Internet Platform Economy Sector and other anti-monopoly and competition laws and how it may impact our business operations.
In February 2021, the Anti-Monopoly Guidelines for the Internet Platform Economy Sector was promulgated by the Antimonopoly Commission of the PRC State Council. The Anti-Monopoly Guidelines for the Internet Platform Economy Sector is consistent with the Anti-Monopoly Law of PRC and prohibits monopoly agreements, abuse of dominant position and concentration of undertakings that may have the effect of eliminating or restricting competitions in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for the Internet Platform Economy Sector outlines certain practices that may, if without justifiable reasons, constitute abuse of dominant position, including without limitation, tailored pricing using big data and analytics, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundled services to sell services or products, and compulsory collection of user data. Besides, the Anti-Monopoly Guidelines for the Internet Platform Economy Sector expressly states that concentration involving VIE will also be subject to antitrust filing requirements.
In April 2021, the SAMR, together with certain other PRC government authorities convened an administrative guidance meeting, focusing on unfair competition acts in community group buying, self-inspection and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations, and requesting such companies to comply with relevant laws and regulations strictly and be subject to public supervision. In addition, many internet companies, including over 30 companies which attended such administrative guidance meeting, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The SAMR stated that it will organize and conduct inspections on the companies’ rectification results. If a company is found to conduct illegal activities, more severe penalties are expected to be imposed in accordance with the laws.

On August 17, 2021, the SAMR issued the Provisions on Preventing Unfair Online Competition (Draft for Comments), which detailed the implementation of the PRC Unfair Competition Law, including specifying certain online unfair competition behaviors that should be prohibited. As of the date of this annual report, Provisions on Preventing Unfair Online Competition (Draft for Comments) have not been formally adopted, and due to the lack of further clarification, there are still uncertainties regarding the interpretation and implementation of the provisions.
Since the Anti-Monopoly Guidelines for the Internet Platform Economy Sector are relatively new and the Provisions on Preventing Unfair Online Competition (Draft for Comments) have not been formally adopted, uncertainties still exist in relation to its interpretation and implementation. Although we do not believe we engage in any foregoing situations which would cause material adverse effect on our financial and business conditions, we cannot assure you that our business operations will comply with such regulation in all respects, and any failure or perceived failure by us to comply with such regulation may result in governmental investigations, fines and/or other sanctions on us.
Regulation and censorship of information disseminated over the mobile and internet in China may adversely affect our business and subject us to liability for content posted on our platform.
Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements on the distribution of information over the mobile and internet. Under these rules and regulations, content service providers are prohibited from posting or displaying over the mobile or internet content that, among others, violates PRC laws and regulations, impairs the national dignity of China or the public interest, is obscene, superstitious, fraudulent or defamatory, or may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of China. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Information Security and Privacy Protection.” In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by, or revoke licenses of, any internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. For example, in recent years, the National Office of Anti-Pornography and Illegal Publications, the CAC, the MIIT, the MCT, and the MPS jointly have been launching a series of “Clean Up the Internet” campaigns. These campaigns aim to eliminate pornographic information and content in the internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. During the campaigns, relevant government authorities have shut down websites, removed links and closed accounts. Certain major public internet companies voluntarily initiated self-investigations to filter and remove content from their websites and cloud servers. In January 2019, CNSA issued the Regulations on Administration of Network Short Video Platforms and Censoring Criteria for Network Short Video Content, the latter of which was further amended in December 2021, to tighten the censorship on short video content. The regulatory authorities carried out a series of law enforcement actions against violation of personal information protection from January to December 2019. On January 23, 2019, the OCCAC, the MIIT, the MPS, and the SAMR, jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages APP operators to conduct security certifications, and encourages search engines and APP stores to clearly mark and recommend those certified APPs. At the same time, they announced a one-year
special crackdown on the illegal collection and misuse of personal information by apps. On July 22, 2020, the MIIT issued the Notice on Carrying out Special Rectification Actions in Depth against the Infringement on Users’ Rights and Interests by Apps to urge app service providers, among others, to strengthen the protection of users’ personal information in relation to the download and usage of apps. On March 12, 2021, the CAC, the MIIT, the MPS and the SAMR jointly issued the Necessary Personal Information Range Provisions of Common Types of Apps to further provide guidance over personal information security and privacy protection. As a result, a number of mobile apps were condemned publicly for their non-compliance
with personal information protection policies, including, among other non-compliance
actions, the failure to publish rules on the collection and improper use of users’ personal information, the failure to provide channels for users to access and revise their information, the failure to provide functions for users to cancel accounts, the unauthorized collection of personal information, the unreasonable requests for access, and the unauthorized sharing of information with third parties. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Transmission of Audio-Visual Programs.” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Information Security and Privacy Protection.”

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
We have paid fines in connection with content posted on our platform, and government standards and interpretations may change in a manner that could render our current monitoring efforts insufficient. The PRC government has wide discretion in regulating online activities and, irrespective of our efforts to control the content on our platform, government campaigns and other actions to reduce illicit content and activities could subject us to negative press or regulatory challenges and sanctions, including imposition of fines, suspension or revocation of our licenses to operate in China or a ban of our platform, including closure of one or more parts of or our entire business. Further, our senior management could be held criminally liable if we are deemed to be profiting from illicit content on our platform. Although our operations have not been materially adversely affected by government campaigns or any other regulatory actions in the past, we cannot assure you that our business and operations will be immune from government actions or sanctions in the future. If government actions or sanctions are brought against us, or if there are widespread rumors that government actions or sanctions have been brought against us, our reputation could be harmed, we may lose users and other customers, our revenues and results of operation may be materially and adversely affected and the value of our securities could be dramatically reduced.
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

The PRC government exercises significant oversight over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy in the recent years. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.
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
non-PRC
shareholders or ADS holders.
Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the STA issued the Circular Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies which was most recently amended in December 2017, or the Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a
PRC-controlled
enterprise that is incorporated offshore is located in China. The STA issued Chinese-Controlled Offshore Incorporated Resident Enterprises Income Tax Regulation, or the Bulletin 45, which took effect on September 1, 2011 and was most recently amended on June 15, 2018, to provide more guidance on the implementation of Circular 82 and clarify the reporting and filing obligations of Chinese-controlled offshore incorporated resident enterprises. Bulletin 45 also provides procedures and administrative details for the determination of resident status and administration of post-determination matters. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (ii) decisions relating to the enterprise’s financial matters (such as loan, financing, financial risk management, etc.) and human resource matters (such as appointment, dismissal and remuneration, etc.) are made or are subject to determination or approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.
We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident
enterprises, including the holders of the ADSs. In addition, non-resident
enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of the ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends paid to our non-PRC
individual shareholders (including the ADS holders) and any gain realized on the transfer of the ADSs or ordinary shares by such holders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by applicable tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise, but it is unclear whether our non-PRC
shareholders would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our securities.

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
non-PRC
holding companies.
We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in Bilibili by non-resident
investors.
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
The EIT Law and its implementation rules, effective 2008, unified the previously existing separate income tax laws for domestic enterprises and FIEs and adopted a unified 25% enterprise income tax, or the EIT, rate applicable to all resident enterprises in China, subject to certain exceptions. In addition, certain enterprises may enjoy a preferential EIT rate of 15% under the EIT Law if they qualify as High and New Technology Enterprise, or HNTE, subject to various qualification criteria. For example, in 2017, Hode Information Technology qualified as a HNTE and was eligible for a 15% preferential tax rate effective for three years starting from 2017 to 2019. Hode Information Technology has renewed this qualification which allows it to enjoy a 15% preferential EIT rate for another three years starting from 2020 to 2022. In addition, in 2018, Shanghai Bilibili Technology Co., Ltd. qualified as a HNTE which allows it to enjoy a three-year preferential EIT rate of 15% from 2018. Shanghai Bilibili Technology Co., Ltd. has renewed this qualification which allows it to enjoy a 15% preferential EIT rate for another three years starting from 2021 to 2023. If Hode Information Technology or Shanghai Bilibili Technology Co., Ltd. fails to maintain or renew their HNTE status, their applicable EIT rate may be increased to 25%, which could have a material adverse effect on our financial condition and results of operations.
There are uncertainties with respect to value-added tax rates relating to the tax liabilities of our PRC subsidiaries.
The MOF, the STA and the General Administration of Customs promulgated the Notice On Relevant Policies for Deepening Value Added Tax Reform on March 20, 2019, which provides that the value-added tax rate of 16% in manufacturing and other industries is reduced to 13%, the value-added tax rate of 10% in transportation and other industries is reduced to 9%, and the value-added tax rate in value-added telecommunication service and other industries stays at 6% from April 1, 2019. We are subject to value-added tax for goods sold at a rate varying from 0% to 16% depending on their categories in different periods in 2019, 2020 and 2021. Our advertising and marketing revenues (value-added tax included) are subject to culture business construction fee at a rate of 3% in the first half year of 2019, which was reduced to 1.5% since July 1, 2019, valid until December 31, 2024. The cultural business construction fees were exempted for the fiscal years of 2020 and 2021 as part of the measures taken by the government to ease the negative impact from
COVID-19
pandemic. We are also subject to surcharges on value-added tax payments in accordance with PRC law. Starting from September 1, 2021, we are no longer legally required to withhold surcharges on value-added tax withheld for non-trade
foreign exchange payments. However, it is uncertain whether the value-added tax rate will be raised or any of the abovementioned tax treatments will be altered in the future, which could have a material adverse effect on our financial condition and results of operations. If we fail to comply with these regulations, we may be subject to sanctions including corrective orders, imposition of fines and confiscation of illegal gains.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.
Shareholder claims or regulatory investigations that are common in the United States (including securities law class actions and fraud claims) generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator may directly conduct investigations or collect evidence and no entities or individuals may provide documents or materials in connection with securities activities without proper authorization as stipulated under Article 177. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigations or collect evidence within China may further increase difficulties faced by you in protecting your interests. See also “—Our shareholders may face difficulties in protecting their interests, and the ability to protect their rights through U.S. and Hong Kong courts may be limited, because we are incorporated under Cayman Islands law.” for risks associated with investing us as a Cayman Islands exempted company.
China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.
The M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the PRC Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, effective in August 2008 and the Provisions of the State Council on the Thresholds for Declaring Concentration of Business Operators, as amended in 2018, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds (meaning during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by anti-monopoly law enforcement agency of the State Council before they can be completed. On December 14, 2020, the SAMR announced three cases of administrative penalties for the failures of acquirers to make proper concentration declarations to authorities about their past acquisitions. This is also the first time that the SAMR imposed administrative penalties for illegal concentration declarations on entities structured in a VIE arrangement.

In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective in September 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing MOFCOM regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the NDRC, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet content or mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review. On December 19, 2020, the NDRC and the MOFCOM jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, setting forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment, or the Office of the Working Mechanism, will be established under the NDRC, who will lead the task together with the MOFCOM. Foreign investor or relevant parties in China must declare the security review to the Office of the Working Mechanism prior to the investments in, among other industries, important cultural products and services, important information technology and internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain control in the target enterprise. See “Item 4. Information on the Company—B. Business Overview—Regulation— Regulations Related to Foreign Investment in the PRC.”
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
Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly
listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options could follow SAFE Circular 37 to apply for the foreign exchange registration before Bilibili became an overseas listed company. In 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies. Under the notices and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. Failure of our PRC stock option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us, or otherwise materially adversely affect our business. The STA has issued certain circulars concerning equity incentive awards. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Each of our PRC subsidiaries has obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes for those employees. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.
PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of the offering of equity securities and notes to make loans to our PRC subsidiaries and the VIEs and their subsidiaries, or to make additional capital contributions to our PRC subsidiaries.
Bilibili is an offshore holding company conducting its operations in China through PRC subsidiaries, VIEs and their subsidiaries. Bilibili may make loans to its PRC subsidiaries, VIEs and their subsidiaries, or it may make additional capital contributions to its PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or acquire offshore entities with business operations in China in an offshore transaction.
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

A substantial majority of our revenues and costs is denominated in RMB. Any significant depreciation of the RMB may materially adversely affect the value of, and any dividends payable on, the ADSs in U.S. dollars. For example, when we convert our U.S. dollars denominated funds into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.
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
The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, Bilibili, a Cayman Islands holding company, primarily relies on dividend payments from its PRC subsidiaries to fund any cash and financing requirements it may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to Bilibili. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval or registration to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.
In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.
Risks Related to Our Listed Securities
The trading prices of our listed securities have been and are likely to continue to be volatile, regardless of our operating performance, which could result in substantial losses to our investors.
The trading prices of our listed securities have been and are likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the trading price of the ADSs has ranged from US$41.76 to US$157.66 per ADS in 2021, and the trading price of our Class Z ordinary shares has ranged from HK$328.2 to HK$1,052.0 per share in 2021. The trading price of our listed securities are likely to remain volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with operations located mainly in China that have listed their securities in the United States and/or Hong Kong. In addition to market and industry factors, the prices and trading volumes for our listed securities may be highly volatile for factors specific to our own operations, including the following:

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
We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.
We completed our public offering in Hong Kong in March 2021 and the trading of our Class Z ordinary shares on the Hong Kong Stock Exchange commenced on March 29, 2021 under the stock code “9626.” As a company listed on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Hong Kong Listing Rules, we are not subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the Listing, we have applied for, and been granted with, a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO. As a result, we currently adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.
Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our Class Z ordinary shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO, which could result in us having to amend our corporate structure and memorandum and articles of association and we may incur of incremental compliance costs.
In March 2022, our board of directors approved a motion to pursue the voluntary conversion to dual-primary listing on the Hong Kong Stock Exchange (the “Primary Conversion”), and authorized our senior management to proceed with the relevant preparatory work and undertake the necessary procedures to complete the Primary Conversion. After the Primary Conversion, we will remain as a dual-listing company on the Hong Kong Stock Exchange and Nasdaq Global Select Market, and our Class Z ordinary shares and ADSs will continue to be traded in both stock exchanges (as the case may be) and remain mutually fungible. The Primary Conversion is conditional upon and subject to, among other things, market conditions, further approval of our board of directors, and the obtaining of the necessary regulatory approvals, and we cannot assure you that we can obtain the relevant approvals.

Sales or perceived potential sales of our Class Z ordinary shares, ADSs, or other equity or equity-linked securities in the public market could cause the price of our Class Z ordinary shares and/or ADSs to decline.
Sales, either directly or in connection with derivative or other financial arrangements, of our Class Z ordinary shares, ADSs, or other equity or equity-linked securities in the public market, or the perception that these sales could occur, may cause the market price of our Class Z ordinary shares and/or ADSs to decline significantly. All of our Class Z ordinary shares represented by ADSs were freely transferable by persons other than our affiliates without restriction or additional registration under the U.S. Securities Act. The Class Z ordinary shares held by our affiliates are also available for sale, subject to volume and other restrictions as applicable under Rule 144 of the U.S. Securities Act, under trading plans adopted pursuant to Rule
10b5-1
or otherwise.
Furthermore, although all of our directors and executive officers have agreed to a lock-up
of their Class Z ordinary shares, any major disposal of our Class Z ordinary shares and/or ADSs by any of them upon expiration of the relevant lock-up
periods (or the perception that these disposals may occur upon the expiration of the lock-up
period) may cause the prevailing market price of our Class Z ordinary shares and/or ADSs to fall which could negatively impact our ability to raise equity capital in the future.
We may need additional capital, and the sale of additional ADSs, Class Z ordinary shares, or other equity securities could result in additional dilution to our shareholders, and the incurrence of additional indebtedness could increase our debt obligations.
We may require additional cash resources due to changed business conditions, strategic acquisitions or other future developments. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The sale of substantial amounts of our Class Z ordinary shares and/or the ADSs (including upon conversion of the concurrently offered convertible senior notes) could dilute the interests of our shareholders and the ADS holders and adversely impact the trading price of our listed securities. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
Conversion of our convertible senior notes may dilute the ownership interest of the existing shareholders, including holders who had previously converted their notes.
The conversion of some or all of the April 2026 Notes, the December 2026 Notes or the 2027 Notes will dilute the ownership interests of existing shareholders and existing ADS holders. Any sales in the public market of the ADSs and/or Class Z ordinary shares issuable upon such conversion may increase the opportunities to create short positions with respect to the ADSs, which could adversely affect prevailing trading prices of our Class Z ordinary shares and/or the ADSs. In addition, the existence of the April 2026 Notes, the December 2026 Notes and the 2027 Notes may encourage short selling by market participants because the conversion of the April 2026 Notes, the December 2026 Notes and the 2027 Notes could depress the price of our Class Z ordinary shares and/or the ADSs. The prices of our Class Z ordinary shares and/or the ADSs could be affected by possible sales of our Class Z ordinary shares and/or the ADSs by investors who view the convertible senior notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity, which we expect to occur involving our Class Z ordinary shares and/or the ADSs.
Provisions of our convertible senior notes could discourage an acquisition of us by a third-party.
Certain provisions of the April 2026 Notes, the December 2026 Notes and the 2027 Notes could make it more difficult or more expensive for a third-party to acquire us, or may even prevent a third-party from acquiring us. For example, upon the occurrence of certain transactions constituting a fundamental change, holders of the April 2026 Notes, the December 2026 Notes and the 2027 Notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes. In the event of a fundamental change, we may also be required to increase the conversion rate for conversions in connection with such fundamental changes. By discouraging an acquisition of us by a third-party, these provisions could have the effect of depriving our shareholders of an opportunity to sell their securities at a premium over prevailing market prices.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class Z ordinary shares and ADSs may view as beneficial.
We have a dual-class share structure such that our ordinary shares consist of Class Y ordinary shares and Class Z ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class Z ordinary shares will be entitled to one vote per share, while holders of Class Y ordinary shares will be entitled to ten votes per share based on our proposed dual-class share structure. The ADSs represent Class Z ordinary shares. Each Class Y ordinary share is convertible into one Class Z ordinary share at any time by the holder thereof, while Class Z ordinary shares are not convertible into Class Y ordinary shares under any circumstances. Upon any sale of Class Y ordinary shares by a holder thereof to any person other than Rui Chen, Yi Xu and Ni Li or any entity which is not ultimately controlled by any of Rui Chen, Yi Xu or Ni Li, such Class Y ordinary shares shall be automatically and immediately converted into the same number of Class Z ordinary shares.
As of the date of this annual report, three of our directors, Rui Chen, Yi Xu and Ni Li, beneficially own all of our issued Class Y ordinary shares. As of February 28, 2022, these Class Y ordinary shares constitute approximately 21.4% of our total issued and outstanding shares and approximately 73.2% of the aggregate voting power of our total issued and outstanding shares. As a result of the dual-class share structure and the concentration of ownership, holders of Class Y ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our listed securities. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that our shareholders may view as beneficial.
The dual-class structure of our ordinary shares may adversely affect the trading market for the Class Z ordinary shares and/or ADSs.
S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of the ADSs representing Class Z ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.
Techniques employed by short sellers may drive down the market prices of the ADSs.
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

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and stockholder’s equity, and the value of any investment in the ADSs could be greatly reduced or rendered worthless.
Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.
We have adopted a dual-class voting structure such that our ordinary shares consist of Class Z ordinary shares and Class Y ordinary shares. Based on our dual-class voting structure, in respect of matters requiring a shareholders’ vote, holders of Class Z ordinary shares will be entitled to one vote per share, while holders of Class Y ordinary shares will be entitled to ten votes per share. Due to the disparate voting powers attached to these two classes of ordinary shares, three of our directors, Rui Chen, Yi Xu and Ni Li, beneficially own all of our issued Class Y ordinary shares. As of February 28, 2022, these Class Y ordinary shares in aggregate constitute approximately 21.4% of our total issued and outstanding ordinary shares and approximately 73.2% of the aggregate voting power of our total issued and outstanding ordinary shares. They may take actions that are not aligned with the interests of our shareholders, including the ADS holders. In addition, the significant concentration of share ownership may adversely affect the trading price of our Class Z ordinary shares and/or ADSs due to investors’ perception that conflicts of interest may exist or arise.
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class Z ordinary shares and/or the ADSs, the trading price and trading volume of our Class Z ordinary shares and/or the ADSs could decline.
The trading market for our Class Z ordinary shares and/or the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Class Z ordinary shares, the trading price for our Class Z ordinary shares and/or the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume for our Class Z ordinary shares and/or the ADSs to decline.
The sale or availability for sale of substantial amounts of our Class Z ordinary shares and/or the ADSs could adversely affect their trading price.
Sales of substantial amounts of our Class Z ordinary shares and/or the ADSs in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class Z ordinary shares and/or ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the trading price of our Class Z ordinary shares and/or ADSs.
Because we do not expect to pay dividends in the foreseeable future, investors must rely on price appreciation of our listed securities for return on their investments.
We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, investors should not rely on an investment in our listed securities as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return to the shareholders and/or ADS holders will likely depend entirely upon any future price appreciation of our listed securities. There is no guarantee that our listed securities will appreciate in value or even maintain the price at which the investors purchased these securities. Investors may not realize a return on their investment in our listed securities and may even lose their entire investment.
Our shareholders may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our Class Z ordinary shares and/or the ADSs.
Under the EIT Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between China and the jurisdiction of residence of the holders of our Class Z ordinary shares and/or ADSs that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident
enterprises, which do not have an establishment or place of business in China, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of ADSs or ordinary shares by such non-PRC resident
enterprise investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within China, unless a tax treaty or similar arrangement provides otherwise. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within China paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of ADSs and/or Class Z ordinary shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and similar arrangements and PRC laws. Although substantially all of our business operations are in China, it is unclear whether dividends we pay with respect to our Class Z ordinary shares and/or the ADSs, or the gain realized from the transfer of our Class Z ordinary shares and/or the ADSs, would be treated as income derived from sources within China and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavourable tax consequences to us and our non-PRC shareholders
or ADS holders.” If PRC income tax were imposed on gains realized through the transfer of the ADSs or on dividends paid to our non-PRC resident
investors, the value of the investment in our Class Z ordinary shares and/or the ADSs may be materially and adversely affected. Furthermore, the holders of our Class Z ordinary shares and/or the ADSs whose jurisdictions of residence have tax treaties or similar arrangements with China may not qualify for benefits under such tax treaties or arrangements.
There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class Z ordinary shares or ADSs.
A
non-U.S.
corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Although the law in this regard is unclear, we intend to treat the VIEs as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of these entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.
Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2021, and based upon our current income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet, and the value of the ADSs, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of the ADSs (which may be volatile). In particular, recent fluctuations in the market price of the ADSs increased our risk of becoming a PFIC. The market price of the ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. In addition, if it were determined that we do not own the stock of the VIEs for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase.

If we are a PFIC in any taxable year, a U.S. Holder may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs and on the receipt of distributions on the ADSs to the extent such gain or distribution is treated as an “excess distribution” under U.S. federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds the ADSs, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs.
Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class Z ordinary shares and ADSs.
The seventh amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions.
These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our dual-class voting structure gives disproportionate voting power to the Class Y ordinary shares. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class Z ordinary shares and/or the ADSs may fall and the voting and other rights of the holders of our Class Z ordinary shares and ADSs may be materially and adversely affected.
Our shareholders may face difficulties in protecting their interests, and the ability to protect their rights through U.S. courts and Hong Kong courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company limited by shares registered under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (as revised) of the Cayman Islands (as revised from time to time), or the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in Hong Kong and some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than Hong Kong and the United States. Some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.
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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers or Hong Kong issuers.
As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States or Hong Kong.
ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreements, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement and the deposit agreement for restricted securities governing the ADSs representing our Class Z ordinary shares provide that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreements and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreements, including any claim under the U.S. federal securities laws.
If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute
jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the United States Supreme Court. However, based on past court decisions, we believe that a contractual pre-dispute
jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute
jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreements and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.
If any holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the relevant deposit agreements or the ADSs, including claims under U.S. federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the relevant deposit agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.
Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the relevant deposit agreements with a jury trial. No condition, stipulation or provision of the relevant deposit agreements or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.
Certain judgments obtained against us by our shareholders may not be enforceable.
We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers named in this annual report are nationals and residents of countries other than the United States or Hong Kong. Substantially all of the assets of these persons are located outside the United States or Hong Kong. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against these individuals in the United States in the event that such shareholders believe that their rights have been infringed under the U.S. federal securities laws, Hong Kong laws, or otherwise. Even if such shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render such shareholders unable to enforce a judgment against our assets or the assets of our directors and officers.

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
As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq corporate governance listing standards permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow our home country practice that does not require us to seek shareholder approval for amending our share incentive plans. As a result, our investors may not be provided with the benefits of certain corporate governance requirements of Nasdaq.
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
However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, the ADS holders may not be afforded the same protections or information, which would be made available to the ADS holders, were they investing in a U.S. domestic issuer.
ADS Holders may have fewer rights than holders of our Class Z ordinary shares and must act through the depositary to exercise those rights.
Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying Class Z ordinary shares represented by the ADSs in accordance with the provisions of the deposit agreement. Holders of ADSs may not call a shareholders’ meeting, and do not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. Under our seventh amended and restated memorandum and articles of association, the minimum notice period required to convene a general meeting is 10 days. Under the deposit agreement, ADS holders must vote by giving voting instructions to the depositary. If we ask for ADS holders’ instructions, then upon receipt of such voting instructions, the depositary will try to vote the underlying Class Z ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for ADS holders’ instructions, the depositary may still vote in accordance with instructions given by ADS holders, but it is not required to do so. ADS holders will not be able to directly exercise their rights to vote with respect to the underlying Class Z ordinary shares represented by the ADSs unless they withdraw the Class Z ordinary shares and become the registered holders of such Class Z ordinary shares prior to the record date for the general meeting.

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
ADS holders may experience dilution of their holdings due to inability to participate in rights offerings.
We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavour to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.
ADS holders may be subject to limitations on transfer of their ADSs.
In certain cases, the ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the relevant deposit agreement, or for any other reason.
We incur increased costs as a result of being a listed company in the United States and Hong Kong.
As a public company listed in the United States and Hong Kong, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, rules implemented by the SEC and Nasdaq and the Listing Rules, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. In particular, as we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements in the United States and Hong Kong. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We may be involved in class action lawsuits in the United States and Hong Kong in the future. Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our Class Z ordinary shares and/or ADSs.
We are subject to Hong Kong and Nasdaq listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and Nasdaq have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class Z ordinary shares and the ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of the ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our Class Z ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Class Z ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of the ADSs may not be indicative of the trading performance of our Class Z ordinary shares.
Exchange between our Class Z ordinary shares and the ADSs may adversely affect the liquidity and/or trading price of each other.
The ADSs are currently traded on Nasdaq. Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our Class Z ordinary shares may deposit Class Z ordinary shares with the depositary in exchange for the issuance of the ADSs. Any holder of ADSs may also withdraw the underlying Class Z ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class Z ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class Z ordinary shares on the Hong Kong Stock Exchange and the ADSs on the Nasdaq may be adversely affected.
There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of the ADSs.
Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.26% of the greater of the consideration for, or the value of, shares transferred, with 0.13% payable by each of the buyer and the seller. To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their ordinary shares, including ordinary shares underlying ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading or conversion of the ADSs, the trading price and the value of your investment in our Class Z ordinary shares and/or ADSs may be affected.
The time required for the exchange between our Class Z ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Class Z ordinary shares into ADSs involves costs.
There is no direct trading or settlement between the Nasdaq and the Hong Kong Stock Exchange on which the ADSs and our Class Z ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances or other factors may delay the deposit of Class Z ordinary shares in exchange for ADSs or the withdrawal of Class Z ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange for Class Z ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Class Z ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange Class Z ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.
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
We incorporated Bilibili Inc. under the laws of the Cayman Islands as our offshore holding company in December 2013. In February 2014, we established Hode HK Limited, or Hode HK, a wholly-owned Hong Kong subsidiary. In September 2014, Hode HK established a wholly-owned PRC subsidiary, Hode Shanghai Limited, which we refer to as Hode Shanghai in this annual report.
Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet and other related business, Hode Shanghai later entered into a series of contractual arrangements with Hode Information Technology and Shanghai Kuanyu, and their respective shareholders, and Chaodian Technology entered into a series of contractual arrangements with Chaodian Culture and its individual shareholders. We have also entered into contractual arrangements with several other affiliated entities and their respective nominee shareholders, through some of our subsidiaries other than Hode Shanghai or Chaodian Technology. As a result of our direct ownership in our WFOE and the VIE contractual arrangements, we are regarded as the primary beneficiary of the VIEs. We treat them and their subsidiaries as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.
On March 28, 2018, the ADSs representing our Class Z ordinary shares commenced trading on the Nasdaq Global Select Market under the symbol “BILI.” We raised from our initial public offering approximately $443.3 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.
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
In December 2018, we and Taobao entered into a business collaboration agreement in content-driven
e-commerce
and commercialization of our intellectual property assets. Under the agreement, we and Taobao will collaborate to develop a dynamic ecosystem that will better connect content creators, merchandise and users on both platforms, among other things. Alibaba Group became our principal shareholder in February 2019 and further increased its shareholding in our company in 2021.
In April 2019, we issued the April 2026 Notes. These notes bear interest at a rate of 1.375% per year, payable semiannually in arrears on April 1 and October 1 of each year, beginning on October 1, 2019, and will mature on April 1, 2026. Concurrently with the issuance of April 2026 Notes, we also completed a registered offering of ADSs, where we offered 14,173,813 ADSs and certain selling shareholders offered 6,526,187 ADSs, at US$18.00 per ADS.

In July 2019, we entered into a series of agreements to acquire a controlling interest in Chaodian. In September 2020, we acquired the remaining interests in Chaodian through a series of transactions. Chaodian operates offline events, such as concerts and exhibitions
Bilibili Macro Link
and
Bilibili World
, and a talent agency that is currently managing many of our content creators. Chaodian has started to operate e-commerce and advertising business since the end of 2020.
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
global events in China.
In March 2021, our Class Z ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “9626”. We raised from our global offering, consisting of an international offering of 28,000,000 Class Z ordinary shares and a Hong Kong public offering of 750,000 Class Z ordinary shares (the “Global Offering”), including the fully exercised over-allotment option of 3,750,000 Class Z ordinary shares, approximately HK$22.9 billion (RMB19.3 billion), after deducting underwriting fees and other offering expenses.
In November 2021, we issued the December 2026 Notes. These notes bear interest at a rate of 0.50% per year, payable semiannually in arrears on June 1 and December 1 of each year, beginning on June 1, 2022, and will mature on December 1, 2026. In March 2022, our board of directors authorized us to repurchase a portion of our existing December 2026 Notes through privately negotiated transactions. As of the date of this annual report, we repurchased an aggregate principal amount of US$204.0 million of December 2026 Notes with a total cash consideration of US$147.9 million.
In March 2022, our board of directors approved a motion to pursue the Primary Conversion, and authorized our senior management to proceed with the relevant preparatory work and undertake the necessary procedures to complete the Primary Conversion. After the Primary Conversion, we will remain as a dual-listing company on the Hong Kong Stock Exchange and Nasdaq Global Select Market, and our Class Z ordinary shares and ADSs will continue to be traded in both stock exchanges (as the case may be) and remain mutually fungible. The Primary Conversion is conditional upon and subject to, among other things, market conditions, further approval of our board of directors, and the obtaining of the necessary regulatory approvals. See also “Risk Factors—Risks Related to Our Listed Securities—We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.”
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
We are an iconic brand and a leading video community for young generations in China. Video is an intuitive, vivid and informative way to connect people with the world and has become a dominant medium for communication, entertainment and information. We refer to the trend of video integrating into the scenarios of everyday life as “videolization.” As a go-to
video community for young generations in China, we believe we are well positioned to capture the attractive opportunities created by videolization.

We are a full-spectrum video community that offers a wide array of content serving young generations’ diverse interests. We provide users with “All the Videos You Like” as our brand proposition. We have built our community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. In our community, users and content creators discover and interact with diverse content encompassing different interests, from lifestyle, game, entertainment, anime, knowledge to many more. We also enable broad video-based content consumption scenarios centered around professional user generated videos, or PUGV, supplemented with live broadcasting, occupationally generated videos, or OGV, and more. We have become the welcoming home of diverse cultures and interests and the destination to discover cultural trends and phenomena of young generations in China. We also promote Chinese original content advocating Chinese culture both in China and overseas.
We adopt a user-centric commercialization model. Our ever-growing content ecosystem continues to satisfy our engaged and loyal users’ evolving needs, providing us with multiple levers for user-centric commercialization. We generate revenues primarily from mobile games, VAS, advertising,
e-commerce
and others. Our cost of revenues consists of revenue-sharing costs, content costs, server and bandwidth costs and
e-commerce
and other costs. For a detailed description, please see “Item 5. Operating and Financial Review and Prospects—Key Components of Results of Operations.”
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
Our user base is growing rapidly. In the fourth quarter of 2021, we had an average of 271.7 million MAU, as compared to an average of 202.0 million MAU for the same period in 2020. Our users have demonstrated high level of engagement on our platform. The average daily time spent per active user on our mobile apps remained above 80 minutes in 2021. In the fourth quarter of 2021, we had approximately 2.2 billion average daily video views, representing an 80.4% year-over-year growth. In 2021, our users generated 8.5 billion average monthly interactions on our platform, as compared to 5.1 billion in 2020.
Our official members who have passed our
100-question
multiple-choice membership exam are even more engaged and loyal to our platform. As of December 31, 2021, we had approximately 145.3 million official members, representing a 41.6% increase year-over-year. We offer certain major interactive features on our platform exclusively to official members, as we believe the users who take and pass our membership exam are tuned to our community culture and values, hence contributing to our sticky user community with high retention rate. Our official members actively engage in a variety of social and interactive features offered on our platform, such as sending bullet chats, commenting and messaging. For official members who visited our platform in each month since 2020, their
3rd-month,
6th-month,
9th-month
and 12th-month retention rate remained around 80%.
Our Content Ecosystem
We have built an ever-growing content ecosystem that is centered on video-based content including PUGV, live broadcasting, OGV and more. Our full-spectrum content ecosystem enables us to become a one-stop
platform for users to find a wide variety of content that matches their interests and preferred video consumption scenarios, and for content creators to fully showcase their talent. The more talented content creators gather on our platform, the more inspiring and high-quality content is created, leading to more users, more engagement, and more followers and feedback for our content creators, which in turn encourages more content creators to join.
Our Content
We offer a full spectrum of engaging content, including video services, mobile games and value-added services, or VAS. Our content offerings cover a wide variety of categories. We have become the welcoming home of diverse interests. In the fourth quarter of 2021, we had approximately 2.2 billion average daily video views, representing an 80.4% year-over-year growth.

We offer a comprehensive suite of video services, with PUGV as the cornerstone of our content ecosystem, and live broadcasting and OGV as major attractions of our platform.
PUGV
PUGV are the cornerstone of our content ecosystem and the main engine that powers our growth. PUGV contributed to 93.6% of the total video views on our platform in the fourth quarter of 2021. With the development of affordable and easy-to-use
hardware including digital camcorders and mobile devices with high-resolution video cameras, as well as 5G technologies, the barrier for producing quality video content is gradually vanishing. Video production is now done by a wide range of participants, from amateurs, to semi-professional individuals with certain levels of production and editing skills and to professional production studios or workshops, with the lines between each category of content creators becoming increasingly blurred.
We have a deep and diverse repository of PUGV on our platform. The PUGV on our platform typically showcase the content creators’ knowledge and expertise in the relevant field, providing viewers with a fulfilling experience and creating positive word-of-mouth.
PUGV are popular among our users due to their originality and creativity as well as their interactive characteristics. Since our inception, our PUGV experienced strong growth in terms of not only the number of active content creators, but also the number and varieties of videos uploaded. In 2021, we received an average of approximately 9.3 million monthly videos submissions, as compared to 5.6 million in 2020. These videos were submitted by an average of approximately 2.6 million monthly active content creators in 2021, as compared to an average of approximately 1.8 million in 2020.
With a growing number of content creators and the effective incentive mechanisms we provide to the content creators, we receive increasingly diverse and innovative content submissions, which we believe contribute to our mass market appeal. Our most popular PUGV categories were lifestyle, game, entertainment, anime and knowledge in terms of number of video views in 2021. While we enhance content offerings in our leading categories, we are actively expanding our content reach to new categories to cater to the evolving consumption needs of our users.
We are broadening our video formats to address users’ needs in different access scenarios. In 2021, we launched our short-form video “story mode” on our mobile apps, catering to users’ video consumption needs in fragmented time. We believe this model will satisfy our users’ content consumption needs on-the-go,
enhance users’ engagement level, and help users discover more PUGVs and live broadcasting content across our video universe. We introduced Bilibili app on smart TV as a solution for users seeking high quality, high resolution and immersive video experience on a larger screen.
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
Games are the most popular category of the live broadcasting content on our platform. For example, in September 2020, we entered into a strategic partnership with Riot Games, the developer of leading MOBA League of Legends, pursuant to which we were granted a three-year exclusive license for live broadcasting the League of Legends
E-sports
global events in China, including the world-renowned League of Legends World Championship,
Mid-Season
Invitational, and
All-Star
Event in China beginning in 2020 through the 2023
Mid-Season
Invitational. 2021 League of Legends World Championship S11 enjoyed great popularity. On the final game night, the peak concurrent viewers increased by over 150% compared with S10 in 2020, and the DAUs also reached a record high in our operation history.
In addition to live broadcasting of games, we also provide entertainment live broadcasting consisting of virtual host live broadcasting, audio-related live broadcasting and other live broadcasting. We are continuously enriching our live broadcasting content and increasing user penetration. We are dedicated to attracting more talents and hosts to introduce more live broadcasting channels and provide diversified content. We believe the diverse live broadcasting content provides an interactive user experience and contributes to our user growth.

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
We have a large anime library, providing Chinese anime and Japanese anime series, etc. We have self-produced and co-produced
over 130 Chinese anime titles from 2019 to 2021. In November 2021, we announced 50 new Chinese anime titles on our 4th Made by Bilibili Chinese Anime Press Conference and officially upgraded our Chinese anime proposition to “Made by Bilibili, Made for Global.” Over the past two years, we have established business cooperation with Netflix and Sony, distributing 24 Chinese anime titles to the overseas markets.
For example, our self-produced Chinese anime title
Heaven Official’s Blessing
received great popularity in China, gaining over 450 million video views by the end of 2021. Subsequently, we cooperated with Sony’s Funimation and Netflix to distribute this title to the overseas market. In 2021, we launched
Link Click
, another Bilibili-produced Chinese anime, accumulating over 180 million video views by the end of 2021. Collaborating with Sony’s Funimation, this title was released in multiple countries and regions.
Our OGV also cover documentaries, selected TV shows, movies and variety shows. We have provided over 3,000 documentaries on our platform in 2021, showcasing our large documentary repositories in China.
In November 2021, we hosted our first Bilibili Documentary Press Conference and announced 21 new documentaries to be released in the coming years. For example, The Story of Chuaner
,
Bilibili-produced food documentary, welcomed its third season in 2021. Followed the previous two seasons’ popularity, the season three was an immediate hit, gained over 120 million video views by the end of 2021. In the variety show department, we produced match-making variety show
90 Hun Jie Suo
and the music variety show
The Next Banger
in 2021. Those new series quickly attracted the followers with relevant interests and received wide recognitions even beyond our community.
In addition, we have partnered with reputable content providers for licensed videos, including leading PRC and overseas television networks and studios. See “—Our Strategic Partners” for more information.
Mobile games
There is a large population of online games enthusiasts among our users. Game is the second most popular category of our PUGV and the most popular category of our live broadcasting content in 2021. We view mobile games as an adaptive form of video-based content that share many commonalities. Leveraging our deep understanding of users’ preference in online games and rich experience in games operation and distribution, we select mobile games compatible with our users’ interest, such as animation and comics themed mobile games where we hold advantages. We are also expanding our game offerings to other genres, such as casual games and role-playing games. As of December 31, 2021, we operated 59 exclusively distributed mobile games, and hundreds of jointly operated mobile games.
We have obtained the exclusive distribution rights of various mobile games from leading global and domestic mobile game developers. The most popular exclusively distributed mobile games on our platform include
Fate/Grand Order
,
Guardian Tales
and
Azur Lane
. In April 2021, we launched the highly anticipated Japanese role playing game
Guardian Tales
, an anime-based role-playing mobile game. This exclusively licensed game was an immediate hit, attracting millions of players and topping China’s iOS download and grossing charts after its release.

We have also acquired exclusive distribution rights of mobile games to bring them to like-minded ACG game lovers in the overseas markets, including South Korea, Japan and Southeast Asian countries. Building on our years’ game operating experience and deep understanding of ACG culture, in 2021, we have successfully launched
Final Gear
in Japan and
Figure Story
in South Korea.
In addition to exclusively licensed mobile games, we also jointly operate a large number of mobile games with well-known domestic developers. Popular jointly operated mobile games on our platform include
Genshin Impact
and
Arknights
.
To cater to the next generation’s game demand, we are committed to building up our internal game self-development capabilities, leveraging our deep understanding of user preferences and our rich game operating experience. As of December 31, 2021, we own six game studios with over 1,000 members working on our pipelines of projects.
Maoer and Bilibili Comic
Leveraging our mass user base of ACG enthusiasts, we expanded our offering to
ACG-related
comic and audio content and efficiently converted a large number of our existing ACG enthusiast users to audiences of the new offerings. We launched the Bilibili Comic, a mobile app offering anime and comic content in 2019 to enrich our content offerings. In the same year, to further expand our content offerings, we started to offer audio drama such as audio books and music mainly contributed by professional and amateur content creators that can be accessed through Maoer, an audio platform. As a natural extension from our core ACG content offerings, we see great synergy effects between our main platform and each of the Bilibili Comic and Maoer platform and their significant growth potential.
Our Content Creators
The creation of PUGV by our content creators has been the primary source of user traffic and the key driver for the growth of our user base and communities. We have cultivated a nourishing environment to allow content creators to grow and flourish on our platform, empowering them to easily upload content, actively interact with users and effectively accumulate broader fan bases. We respect original creation and work to ensure that our content creators will stay and grow with our platform. In the fourth quarter of 2021, we had 3.0 million average monthly active content creators and received 10.9 million average monthly video submissions, compared to 1.9 million and 5.9 million, respectively, in the fourth quarter of 2020 and 93.6% of the total video views are contributed by PUGV in the fourth quarter of 2021.
Retaining and expanding our network of content creators who upload and contribute quality content to our platform is essential to us. We have taken a number of initiatives to encourage and facilitate production of creative PUGV by content creators, including various monetization opportunities to unlock their commercialization potential. In 2021, 1.3 million content creators have received monetary reward via multiple avenues on our platform, including, but not limited to, cash incentive program, native advertising, live broadcasting, virtual gifting and customized commercial contracts.
Content creators of different levels are encouraged and incentivized by various measures. For top-level
content creators, we offer them customized premium services to maximize their influence and unlock their commercial value. Certain top-level
content creators are recognized as Bilibili Top 100 Content Creators for their outstanding achievements. For middle-level content creators, we reward them mainly through our cash incentive program. As of December 31, 2021, approximately 550,000 content creators participated in the cash incentive program. For newly joined content creators and amateur content creators, we provide online and offline tutorials to improve their video quality, and video editing tools to make creation process easier and more accessible. For example, our UP Academy offers various tutorial videos prepared by seasoned content creators on various aspects of content creation and the tips of being a skillful content creator, including video shooting techniques, software, marketing and branding strategies, and many other subjects.

We also offer analytic tools to allow content creators to see a range of backstage data, such as demographics of followers and viewers, and data on user behavior, such as following/un-following,
viewing, commenting and bullet chatting. Such information gives content creators insights into current trends and user preferences and help content creators improve and make their creative work more relevant. In addition, we hold seminars to share experience and techniques, and reward those content of high-quality, reputation and popularity. These programs help content creators improve their techniques, deepen their bond in this community, and incentivize them to create better content. In 2021, the average number of monthly active content creators was 2.6 million, as compared to 1.8 million in 2020. These creative minds open our platform up to expanded content categories and in turn, increase user traffic and expand user demographics.
All of our live broadcasting hosts and content creators are bound by our community regulations and standard terms of service, which set forth various policies of conduct, content, privacy and the intellectual property right ownership, also the revenue sharing arrangements between hosts and content creators and us. Most live broadcasting hosts and content creators are not professional or full time. We identify certain talent and content creators that create popular content and represents our values and beliefs and execute customized contracts with them. We also cooperate with talent agencies which recruit, manage, train, support and promote hosts and content creators. Customized host contracts are negotiated on a case-by-case
basis and generally contain revenue sharing arrangements and exclusivity clauses. Except as disclosed above, we do not have other material transactions, agreements or understanding with our content creators or live broadcasting hosts, other than in their capacity as our content creators or live broadcasting hosts.
Our Community
The vitality and integrity of our communities are cornerstones of our business and a priority of our business development strategy. Our users are attracted to our platform because of our creative content and retained by our diverse, inclusive and vibrant community. To preserve our culture and community values, we have employed the following features in operating our communities.
Membership exam
. Users need to pass our multiple-choice membership exam consisting of 100 questions in order to become our “official members,” after which additional interactive and community features, such as bullet chatting and commenting, will become available to them. The membership exam includes questions on community etiquette regarding uploading videos and sending bullet chats, and a set of interest-based questions from a range of topics, such as anime, music, fashion and technology. Users need to answer a total of 60 questions correctly to pass the membership exam. As of December 31, 2021, we had approximately 145.3 million official members who had passed our membership exam, representing a 41.6% increase year-over-year.
Signature community management.
We believe official members who have passed the membership exam tend to develop a strong sense of belonging and ownership to our platform. To protect the community values and contribute to a more harmonious community, our veteran users have voluntarily formed a community discipline committee to collectively evaluate the appropriateness of content posted on our platform, the results of which will be used to train our AI system for content and information monitoring on our platform. If we confirm that a user has uploaded content that contains inappropriate content, such as pornography, violence, provocative or hate speech, invasion of personal privacy, personal attacks, and fraudulent or other offensive information, we may temporarily suspend or permanently terminate such user’s account, and display such user’s account information and reason for the disciplinary action under the “Dark Chamber” tab, which is open to all users on our platform. This measure also allows users to participate in the management of our communities and helps us educate users and foster a self-regulating environment to preserve and strengthen the community values that we hold dear. See “—Content Management and Review.”
Community events.
Every year, we hold large festivals and community events for our users, including New Year’s Eve Gala, Chinese New Year Gala, Bilibili Macro Link and Bilibili World. We also invite content creators to participate in these events. Chinese New Year Gala is our signature community event that we started in 2010 where we invite all content creators to create and upload
ACG-inspired
videos and select the best among them to produce an extended program according to each year’s theme to celebrate Chinese New Year with our users. In January 2022, we hosted the Bilibili Top 100 Content Creators Award Ceremony to celebrate and award the outstanding achievements of leading content creators in various categories. We marked the end of the year with our New Year’s Eve Gala, The Most Beautiful Night of 2021. The event has continued its popularity within the peak popularity index of 310 million during the broadcasting night, making us the signature countdown event for young generations in China.

Our Platform
Access to our platform
Our platform includes our “Bilibili” mobile apps, PC websites, Smart TV, Bilibili Comic, Maoer and a variety of related features, functionalities, tools and services that we provide to users and content creators. For mobile devices, users typically access our content through our Bilibili mobile apps, or a mobile website that is largely similar in terms of functionality and appearance to our mobile apps. Our mobile apps are available for user download from the Apple and Android app stores. We also provide a PC website at
www.bilibili.com
and offer quality content across on smart TV devices. The majority of our active users are on mobile, and our mobile products continue to grow faster than our PC products. In 2021, MAU from our mobile products accounted for over 90% of our MAU on average.
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
Our social and interactive features
Our communities are built on creative content as well as vibrant interactions among users. Users’ interactions on our platform revolve around content, and the social and interactive features of our platform allow users who share similar interests and hobbies to find, engage with and bond with each other to establish a common bond. We provide the following social and interactive features for our users. In 2021, our users generated 8.5 billion average monthly interactions on our platform, as compared to 5.1 billion in 2020.
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
Other interactive features.
Users can show appreciation in various ways to encourage content creators, such as liking, voting, following, adding to favorites and casting coin. Users can also opt to follow a content creator so they can see the content creator’s newly posted activities promptly on their own timeline. In addition, we invented a unique interaction feature, “one click triple-function combo.” Through one long pressing on the screen, users can complete liking, coin casting and adding to favourite library in a roll to show their special appreciation, which has become Bilibili signature interactive function and been widely used in our community.
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

Our Commercialization Model
Capitalizing our engaged user base, expanding content ecosystem, and vibrant community, we are well positioned to capture users’ evolving demand and increase lifetime value of our users by satisfying such demand. As we develop deep insights into user interests and behavior, we curate the right content and service offerings compatible with user demand, achieving efficient user-centric commercialization. Our commercialization efforts are based on the integrated goals of offering quality content catering to user preference to attract users, building vibrant communities to retain users, and provide quality content and products to achieve commercialization. We generate revenues primarily from mobile games, VAS, advertising,
e-commerce
and others. In the fourth quarter of 2021, our average number of monthly paying users was 24.5 million, as compared to 17.9 million in the same period of 2020.
Mobile games
Games is the second most popular genre category of our PUGV based on video views in 2021. A substantial portion of our users are game lovers. We started to publish mobile games on our platform for third-party developers in January 2014, and launched our first self-developed game in August 2017.
Our significant growth in net revenues initially around 2016 was primarily attributable to our mobile games operations. As a key component of ACG culture, game related content remained one of the most popular genres on our platform based on video views since our inception. Recognizing the large population of game lovers among our users and a strong propensity to spend on mobile games of our typical users, we started to introduce animation and comics themed mobile games that resonate well with our communities and user preferences. Some of these games are sourced taking into consideration of the popularity of related video content on our platform. Mobile games have thus become a natural extension of our video content offerings through which we achieve efficient monetization. In addition, our sticky user community with strong preference for
ACG-related
content enables us to obtain exclusive distribution rights of various popular, high-quality mobile games from leading global and domestic game developers, particularly with regards to
ACG-themed
mobile games.
As our user base and user demand expand, we continue to launch new service offerings and diversify our monetization channels beyond mobile games. As a result, while our net revenues continued to grow substantially, mobile games revenues contribution as a percentage of total net revenues decreased over the past few years, with the rise of other revenue streams. We derived 53.1%, 40.0% and 26.3% of our revenues from mobile games in 2019, 2020 and 2021, respectively. Our top 3 mobile games in aggregate contributed 36.4%, 23.8% and 10.7% of our total net revenues in 2019, 2020 and 2021, respectively. Substantially all mobile games on our platform are developed by third-party developers and we select and curate mobile games on our platform based on content, themes, cultural characteristics and features that appeal to our users. Our users access the mobile games on our platform, and log into and play with their Bilibili accounts. Users’ purchase of in-game
virtual items to enhance their game-playing experiences is the primary source of our revenue generated from mobile games. As of December 31, 2021, we operated 59 exclusively distributed mobile games and hundreds of jointly operated mobile games. For our exclusively distributed mobile games, we generally were granted royalty bearing license with the exclusive right to market and distribute mobile games in China and other countries and regions in Asia. We also entered into joint operating agreements with game developers and distributors pursuant to which we were granted non-exclusive
licenses to promote and distribute games on our platform. We negotiate revenue sharing arrangements or licensing fees with mobile game developers on a case-by-case
basis and such arrangements are generally consistent with industry norms. Our exclusively distributed mobile games contributed to 78.7%, 75.3% and 71.3% of our mobile games revenues during 2019, 2020 and 2021, respectively.
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
in-game
virtual items.
To further explore opportunities in this business sector, we entered into a strategic collaboration agreement with Tencent in October 2018, pursuant to which we would jointly operate more Tencent games on our platform. We have entered into business collaboration with Sony to bring more high-quality anime content and mobile games to our users.
To cater to the next generation’s game demand, we are building up our game self-development capabilities, leveraging our deep understanding of user preferences and our rich game operation experience. As of December 31, 2021, we own six game studios with over 1,000 members working on our pipelines of projects.

VAS
We also achieve commercialization through the various types of VAS we offer, including our premium membership program, live broadcasting and other value-added services, including comics on Bilibili Comic and audio drama on Maoer.
In January 2018, we launched a premium membership program allowing paying members to enjoy an exclusive or advance access to certain high-quality OGV. We charge our premium members’ membership fees monthly, quarterly or annually, based on the service package that they select. As of December 31, 2021, we had 20.1 million premium members. We plan to continue to roll out more high-quality OGV content and convert more paying users.
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
We share revenues from the sales of virtual items generated on our live broadcasting with our hosts and talent agencies. We encourage our content creators to host live broadcasting on our platform to interact with their fans on a real time basis, enhance their popularity and in turn attract and retain users. We have entered into exclusive cooperation agreements with certain hosts with top popularity on our platform, pursuant to which we offer these hosts more attractive rewards in addition to the revenue-sharing arrangements. We plan to enter into cooperation agreements with more hosts in the future to secure popular hosts and further expand our live broadcasting. The top 10 content creators and live broadcasting hosts contributed to less than 1% of our total revenues during 2019, 2020 and 2021, respectively.
We also offered anime and comic content through the mobile app, Bilibili Comic and offered audio drama through Maoer audio program from 2019 to expand our content offerings. As a natural extension from our core ACG content offerings, we see great synergy effects between our main platform and each of the Bilibili Comic and Maoer platform and their significant growth potential.
Advertising
Our typical users, the Gen Z+ with high educational backgrounds and increasing disposable income who spend time on quality content, are well-chased by advertisers. Advertisers are also seeking out innovative platforms with high user traffic to enhance their visibility. We believe our rapidly growing community and increasing brand awareness makes Bilibili a preferred platform for advertisers.
We offer various advertising formats including brand advertising, performance-based advertising and native advertising. Brand advertisements primarily appear on the app opening page, the top banner, the website home page banner and the inline video feed alongside organic feeds. Brand advertisements can also be customized according to advertisers’ need and appeared in Bilibili-produced OGV or events. Performance-based advertisements primarily appear as video or picture and text-based feeds alongside with organic feeds, the banner underneath the video-playing frame and in the story mode. This format allows us to push personalized feed advertisements to users throughout our platform. Native advertisings are customized according to advertisers’ needs, produced by our content creators and embedded naturally in their video creations. As the native advertisements are usually cohesive with the content of our platform, assimilated into the design and consistent with the form of content presentation on our platform, our users tend to view them as regular video content.

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
E-commerce
and others
Our
e-commerce
initiatives are focused around the IP value of
ACG-related
content. We offer
ACG-related
merchandise and generate revenue from sales of these products. For example, for users who are particularly interested in a certain anime, we recommend to them merchandise of the same theme and convert into sales on our
e-commerce
platform. We also generate revenue from certain offline activities we hold, including selling events tickets and peripheral products.
Our Strategic Partners
We collaborate with reputable industry players to enhance our content offerings and to strengthen our user-centric commercialization capabilities. We partner with domestic and overseas content partners to continually expand and deepen our content repository. We also work with talent agencies in expanding our content creator group as well as in diversifying our content offerings. We contract with talent agencies to recruit, manage, train and support our hosts and pay talent agencies a percentage of the total revenues from virtual gifting made to the hosts managed by such talent agencies. We work with advertisers in a variety of industries due to our rapidly growing community and increasing brand awareness. We enter into advertising service agreements with advertisers directly or through advertising agencies. The price of our advertising services depends upon various factors, including the duration and form of the advertisements and popularity of the content or event in which the advertisements will be placed. We cooperate with leading global and domestic mobile game developers to distribute their mobile games on our platform. Under our agreements for exclusively distributed mobile games, we are typically responsible for the launch of the games, hosting and maintenance of game servers, determination of when and how to operate in-game
promotions and customer services and the pricing of
in-game
virtual items, and making localized versions for overseas licensed games. Under our agreements for jointly operated mobile games, we are typically responsible for distributing games and providing payment solution and market promotion service. Proceeds earned from selling in-game
virtual items are shared between us and the third-party game developers pursuant to the agreements. We believe our large and diverse user base presents a prime opportunity for our strategic partners to reach a growing number of audiences. We have also entered into revenue sharing arrangements with distribution channels including iOS and Android-based app stores to distribute our mobile games. To provide multiple payment methods for our users, we contracted with online payment channels and pay fees based on the amount of payment made through the payment channel.
In October 2018, Tencent, our principal shareholder, further invested in our company, and we entered into a strategic collaboration agreement with Tencent for sharing and operating existing and additional anime and games on Bilibili’s online platform, pursuant to which we and Tencent shall participate in the exchange and purchase of existing anime copyright, and jointly procure, produce and invest in anime projects, as well as seek investment opportunities in the anime and comic industry. In addition, we would expand our cooperation with Tencent by jointly operating more Tencent games on our platform.
In December 2018, we and Alibaba Group commenced our business collaboration in the content creation and commercialization front. Under the agreement, content creators on Bilibili will promote merchandise by producing content in a creative and interactive format. Taobao will also work with us to promote and commercialize Bilibili’s IP assets, leveraging consumer insights on both platforms. Alibaba Group became our principal shareholder in February 2019 and further increased its shareholding in our company in 2021. Alibaba has become one of our major brand advertisers. In 2019, 2020 and 2021, Tmall and Taobao of Alibaba placed advertisements on our platform for their promotion campaigns. In December 2019, JuHuaSuan of Alibaba acted as the title sponsor of our New Year’s Eve Gala “The Most Beautiful Night of 2019.” In August 2021, Tmall acted as the principal sponsor of our music-themed variety show “The Next Banger.”
In April 2020, we received a strategic investment from Sony and entered into a business collaboration agreement to pursue collaboration opportunities within the area of entertainment business in the Chinese market, including anime and mobile game. We would support Sony in deepening its understanding of and insight into the Chinese entertainment market. In October 2020, we deepened our partnership with Sony by entering into a strategic agreement with its subsidiary Aniplex Inc. to introduce more high-quality anime content and mobile games on our platform. Under the agreement, we will obtain certain exclusive distribution rights of Aniplex’s anime content and will pay Aniplex different fees per episode for different anime series. We also entered into revenues sharing arrangements for exclusive distribution of Aniplex’s mobile games. We also collaborated with Funimation, the global anime streaming platform of Sony, to distribute our Chinese anime works to the worldwide audiences. In 2021, we cooperated with Sony’s Funimation and released five Chinese anime titles in multiple countries and regions, including
Link Click
, our self-produced Chinese anime.

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
We launched a series of campaigns aimed at spreading the Bilibili brand name and our slogan
Bilibili-All
the Videos You Like
among a broader audience, in tandem with expanding our content appeal to a mass market. In June 2021, we held a live CEO speech to celebrate our
12-year
anniversary, underlining our mission of creating an outstanding community for all of our users and content creators, and bringing Chinese original content to users worldwide. We held various activities to reinforce impacts across different user demographics. For example, we held Bilibili Summertime Graduation Ceremony Concert and China’s Youth Day promotion video to increase our awareness in student groups. In addition, we held various branding campaigns in 2021 to enrich users’ daily lives, including various off-line
events on campus, anime exhibitions, ceremonies and other events. We marked the end of the year with our third successful New Year’s Eve Gala, The Most Beautiful Night of 2021, achieving high popularity among our users. These branding and marketing initiatives have allowed us to connect and resonate with more users and expand to more diverse audience.
These branding and marketing efforts contribute and foster our market leadership as a go-to
video community for young generations in China. In addition, our average MAU increased significantly from 117.5 million in 2019, to 185.8 million in 2020 and further to 249.8 million in 2021. We design our sales and marketing efforts with careful consideration to raise brand awareness, attracted a broader user base and promote our services. Going forward, we expect to continuously evaluate and monitor the effectiveness and efficiency of our promotion campaigns and marketing spending in order to further enhance our brand awareness and attract a broader user base in a sustainable manner. We expect to effectively manage our sales and marketing expenses to bring more users and revenues to us and expand our operating leverage.
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
Content Management and Review
We maintain two levels of content management and review procedures to monitor the content uploaded to our platform to help ensure that no content that may be deemed to be illegal or inappropriate under government rules and regulations is posted and to promptly remove any infringing content. The first level of review procedure is conducted through our proprietary artificial intelligence-based screening system. This system automatically flags and screens out newly uploaded videos that have piracy issues or contain illegal or inappropriate content by comparing them with copyrighted or objectionable videos stored in our own in-house
“black list” databases and identifying those with similar codes. Once the content is processed by our technology screening system, our system then extracts fingerprint trails from the content and sends them to our content screening team for the second-level review. As of December 31, 2021, our content screening team consists of approximately 3,000 employees dedicated to screening and monitoring the content uploaded on our platform to ensure that the flagged content identified by our screening system is reviewed and confirmed before it can be released. We provide initial training during the onboarding process for new hires. We also offer periodic training sessions to keep these employees apprised of any regulatory and policy changes, and supervise and monitor their work. All of the content needs to go through these two levels of review procedures before it is released on our platform.

All of the other content, primarily consisting of bullet chats posted by users, is also automatically filtered by our screening system, which utilizes an artificial intelligence-based screening system to conduct semantic analysis on bullet chats to analyze, identify and screen out inappropriate bullet chats. With respect to live broadcasting, we have a separate monitoring team to review and monitor the content and activities of hosts of our live broadcasting as well as the bullet chats posted by viewers. The monitoring team for live broadcasting consisted of about 400 members as of the date of this annual report, and we sometimes assign more team members from our general content screening team as necessary. The live broadcasting reviewing process is similar to the two-level
review procedure described above. Further, in addition to responding to user complaints, our monitoring team frequently visit different live broadcasting rooms to ensure the appropriateness of the content.
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
Our abuse reporting infrastructure allows our users to report inappropriate, offensive or dangerous content to us through “report” links easily found on our platform. Users can also report through customer service staff or third-party organizations. In addition, if we confirm that user has uploaded content that contains provocative and hate speech, personal attacks, fraudulent information or other offensive information, we may temporarily suspend or permanently terminate such user’s account, and display such user’s account information and reason for the disciplinary action under the “Dark Chamber” tab, which is open to all users on our platform. To protect the community values and contribute to a more harmonious community, our veteran users have voluntarily formed a community discipline committee to collectively evaluate the appropriateness of content posted on our platform, the results of which will be used to train our AI system for content monitoring.
However, there can be no assurance that we can identify all the videos or other content that may violate relevant laws and regulations due to the large amount of content uploaded by our users every day. As advised by our PRC counsel, Tian Yuan Law Firm, if the content of audio-visual programs transmitted by the internet audio-visual program service provider on the internet violate the PRC laws and regulations such as the Administrative Regulations on Internet Audio-Visual Program Service, the internet audio-visual program service provider may face, among others, warnings, fines, revocation of license and even criminal investigations or penalties. “Item 4. Information on the Company—B. Business Overview—Regulation— Regulations Related to Online Transmission of Audio-Visual Programs.” If such content violates the Provisional Measures on Administration of Internet Culture, operating internet culture entities may face, among others, order to rectify, confiscation of illegal proceeds, fines, revocation of license and even criminal investigations or penalties. “Item 4. Information on the Company—B. Business Overview—Regulation— Regulations Related to Internet Cultural Activities.” The CAC conducted a nationwide inspection of major internet platforms providing short-video content, and we were notified by certain smartphone app stores in China that our mobile app had been temporarily removed from July 26, 2018 until August 25, 2018. We implemented the required measures promptly and reinstated the mobile app downloads from those app stores on August 26, 2018. We thereafter conducted a self-inspection by taking a comprehensive review of the content on our platform and have hired more content monitoring personnel. On December 3, 2020, in response to the reported vulgar content on our platform, the Shanghai Municipal Office of Anti-Pornography and Illegal Publication, the Shanghai Municipal Internet Information Office and the Shanghai Municipal Culture and Tourism Bureau made inquiries with us and requested us to rectify within two weeks and strengthen the content review of videos, live broadcasting, anime, bullet chatting and other content on our platform. We have completed the required rectification. We have submitted the final rectification report to the Shanghai Municipal Office of Anti-Pornography and Illegal Publication and the Shanghai Municipal Internet Information Office on December 22, 2020 and our rectification report has been accepted by the relevant competent authorities, which indicates that the rectification has passed the review of relevant competent authority.

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
We have consulted with our PRC counsel, Tian Yuan Law Firm, as to the applicability and interpretation of the requirements under Notice 78 to our business, and conducted an internal evaluation of our compliance measures and status of compliance with the requirements under Notice 78. We have employed the following measures to comply with Notice 78 and ensure the appropriateness of live broadcasting content:
(i) we have communicated with Shanghai Municipal Administration of Radio and Television, or the SHART and were informed that currently we are not required to register in this system;
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
(iv) with respect to the requirement of setting a cap on the amount of virtual gifting, as advised by our PRC counsel, Tian Yuan Law Firm, currently there has been no explicit provisions on the standard for the maximum amount of virtual gifting under Notice 78. Since we have not received any notice or implementation guidance on setting such cap on virtual gifting, we have not been able to set such cap or quantify the impact of such requirement on our business operations and financial performance as of the date of this annual report. We intend to continue communicating with the NRTA and its local branches with respect to the standard for the maximum amount of virtual gifting. Once the NRTA provides specific implementation guidelines on the maximum amount of virtual gifting, we will be able to take measures to comply with the requirement on a timely basis; and
(v) in relation to the other requirements under Notice 78, we believe that we have effective measures in place to ensure compliance with them in all material respects. However, given that certain requirements under Notice 78 remain unclear, we will continue communicating with regulatory authorities to seek more detailed guidelines with respect to the implementation of Notice 78.

As advised by our PRC counsel, Tian Yuan Law Firm, Notice 78 does not stipulate any timelines for full compliance with the requirements therein, nor any penalties for any non-compliance
under Notice 78. We have not received any notice of enforcement actions nor have we been subject to any administrative penalties in connection with any non-compliance
under Notice 78 as of the date of this annual report. For more information, see “Item 3. Key Information — D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the enactment, interpretation and implementation of Notice 78 and Notice 3” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Live Broadcasting Services.”
Corporate Social Responsibility
Since our establishment, we have continued to fulfill our commitments to our users, employees and society, integrating the concepts of the environmental, social and governance (“ESG”) into our decision-making and development, and have continually communicated these goals to all stakeholders. We believe in technology to empower social good, upholding our long-term goal to develop technology and platform to create value for the society. We are dedicated to enriching the everyday life of young people, creating an outstanding community for our users, providing a platform for content creators to showcase their talent and promoting Chinese original content worldwide.
We believe that quality content serves as an integral component of cultural development. We will continue to promote high quality and fulfilling content to fulfill our users’ cultural and entertainment needs. In 2021, over 190 million users accessed pan-knowledge content on our platform. We have established a traffic distribution mechanism to promote high-quality and original creations, providing a stage for content creators showcase their talents. To cultivate an engaging community has always been our top priority and embedded in our corporate value. We are committed to protecting data integrity and authenticity and creating a friendly and encouraging community for all of our users and content creators. Our content creators are essential to our thriving content ecosystem. We have cultivated a nourishing environment to allow content creators to grow and flourish on our platform, empowering them to realize commercialization opportunities and achieving self-actualization on our platform.
On July 28, 2021, we published our first ESG Report. The report outlines our ESG policies and related outcomes and performance in 2020, underscoring the commitment to being a responsible public company, with a goal of bringing positive social and cultural impact to the world. In 2021, we established our ESG committee and a cross-departmental working group to promote sustainable development and continue to explore our social responsibilities, including supporting rural education, disaster relief and environmentally friendly initiatives. By 2021, to facilitate the rural education, we supported to build four Bilibili primary schools in Yunnan and Guizhou provinces. In 2021, over 190,000 students benefited from Bilibili offline courses at schools, and over 2,400 users applied to be volunteer teachers in rural areas. During the pandemic, our content creators played a crucial role in circulating public information, contributing real-time data to promote public health knowledge on our platform. During the flood in Henan in July 2021, we donated RMB20.0 million to the special funds of the China Foundation for Poverty Alleviation in support of the emergency rescue operation in Henan. In January 2022, we launched our Bilibili Charity platform, an online public fundraising platform for charity organizations to further contribute to the greater good of society.
Though our carbon footprint to the environment is limited as the majority of our operations are conducted online, we are a supporter of the Ten Principle of the United Nation’s Global Impact and United Nation’s 17 Sustainable Development Goals (SDGs) and shoulder responsibilities to conduct carbon mitigation measures and will continue to explore ways to further improve energy efficiency. In 2021, we established our environmental management goals, to further facilitate the effective implementation of environmental protection practices. We proactively roll out the use of energy-efficient office facilities and encourage employees to conserve water, electricity, paper and office supplies. We pick business partners who share our strong commitment to carbon emission reduction. All our servers are compliant with industry energy efficiency standards in China. Leveraging our content ecosystem, we encourage everyone to participate to promote green culture through our videos and products, raising the public to environmental topics. In 2021, we had approximately 5.7 billion video views on our platform related to “environmental protection.”
In line with the strengthened attention to climate change risks and opportunities worldwide and China’s call for reaching peak carbon emissions by 2030 and carbon neutrality by 2060, we actively response and take the initiative to practice environmental responsibility. In 2021, in accordance with the recommendations of TCFD (Task Force on Climate-related Financial Disclosures), we have assessed the impact of various climate change risks and propose countermeasures to provide guidance for green and low-carbon
technology application, product innovation and operation optimization in the future. For identified climate change risks, we actively conduct survey on product and equipment procurement and prioritize cooperation with suppliers who have excellent performance on environmental protection and low carbon practice, covering green data center, green packing and green office decoration etc. For example, we prioritized to use low power usage effective (PUE) data centers suppliers. We actively assess our transition risks and disclose our governance and greenhouse gas (GHG) emissions in our annual ESG report.

We strictly comply with the legal and regulatory requirements of the countries and regions in which we operate and our securities are listed. We have devoted ourselves to establishing and maintaining risk management and internal control systems that covers financial reporting risk management, internal control risk management, data and technology system risk management and others. In particular, we attach great importance to cybersecurity and information security. We have established a corporate governance structure to clearly define responsibilities and to scientifically and efficiently manage our company. We have established internal cybersecurity polices to manage security risk, including the “Information Security Red Line (Preliminary Edition)”, “Cybersecurity Protocol,” and “Bilibili Data Security Management Protocols”. We have established a three-level information security management structure under the leadership of our board of directors. The security management committee is responsible for system construction and overall coordination. Our vice president of technology serves as the head of the committee and reports to the Chairman of the Board of Directors quarterly. The security management committee supervises the security working group to implement specific information security tasks, including monitor our day-to-day
cybersecurity process, and timely remind and response to security incidents. The working group consists of internal security team, legal, public affairs and other related departments, as an internal and external security information transmission and cross-departmental cooperation.
To reduce our cybersecurity risks, we have set up clear internal policies and red lines for our employees and ask suppliers to follow our stipulations for business engagements related to security risks and approaches for security incidents. In 2021, we further optimized our information security control process, and built a full-lifecycle technology application plan to prevent security incidents before happen, monitor and offer protection while occur, and trace them back to the source after occurrence. We regularly conduct self-inspection on information security and receive inspections from third party professional organizations. We also offer periodic training sessions to our employees to stay on the top of any regulatory and policy changes.
To further implement our ESG initiatives, in addition to using the net proceeds from the offering of our December 2026 Notes for the enrichment of content offerings, research and development, and general corporate purposes, we will use an equivalent amount of such net proceeds to finance or refinance, in whole or in part, one or more of our new or existing ESG projects, including green building, energy efficient project and social impact projects under our Sustainable Finance Framework.
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
We believe that we can compete effectively with our competitors on the basis of the following factors: (i) the strength and reputation of our brand, (ii) our ability to provide creative and quality PUGV, (iii) the demographic composition and engagement of our user base, (iv) the vibrant and inclusive community culture, (v) the performance and reliability of our platform, and (vi) our ability to develop new products and services and enhancements to existing products and services to keep up with user preferences and demands.
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
Investments activities in China by foreign investors are principally governed by the Catalogue for the Encouragement of Foreign Investment Industries (2020 Edition), or the Catalogue, and the Negative List (2021), which were both promulgated by the MOFCOM and the NDRC and each became effective on January 27, 2021 and January 1, 2022. The Catalogue and the Negative List (2021) set forth the industries in which foreign investments are encouraged, restricted and prohibited. Industries that are not listed in any of these three categories are generally open to foreign investment unless otherwise specifically restricted by other PRC rules and regulations.
According to the Negative List (2021), the foreign equity interest ownership of entities that engage in value-added telecommunications business (except for
e-commerce,
domestic multi-party communication, storage and forwarding and call center) must not exceed 50%. In addition, foreign investments in the internet cultural business (except for music), the internet audio-visual program business, the radio and television program production and operation business, the production of audio-visual products and/or electronic publications and film production and distribution business are prohibited. However, foreign investors are allowed to hold up to 100% of equity interests in an online data processing and transaction processing business (including
e-commerce
business operation) in China.
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
Enterprises Law of the PRC and the Implementing Rules of the Wholly Foreign-invested Enterprise Law of the PRC. According to the Implementation Rules, in the event of any discrepancy between the Foreign Investment Law, the Implementation Rules and the relevant provisions on foreign investment promulgated prior to January 1, 2020, the Foreign Investment Law and the Implementation Rules shall prevail. The Implementation Rules also set forth that foreign investors that invest in sectors on the Negative List (2021) in which foreign investment is restricted shall comply with special management measures with respect to, among others, shareholding and senior management personnel qualification in the Negative List (2021). Pursuant to the Foreign Investment Law and the Implementation Rules, the existing foreign-invested enterprises established prior to the effective date of the Foreign Investment Law are allowed to keep their corporate organization forms for five years from the effectiveness of the Foreign Investment Law before such existing foreign-invested enterprises change their organization forms and organization structures in accordance with the PRC Company Law, the Partnership Enterprise Law of the PRC and other applicable laws.
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

Regulations Related to Internet Cultural Activities
On February 17, 2011, the MOC promulgated the Provisional Measures on Administration of Internet Culture, or the Internet Culture Provisions, effective on April 1, 2011, and amended on December 15, 2017, to regulate entities that engage in activities related to internet cultural products. “Internet cultural products” are classified as cultural products developed, published and disseminated via internet which mainly include: (i) online cultural products particularly developed for publishing via internet, such as, among other things, online music and entertainment, online games and online shows and programs, online performance, online artwork and online anime and cartoons; and (ii) online cultural products converted from music and entertainment, games, shows and programs, performance, artwork, anime and cartoons using certain technical means to be disseminated via internet. Pursuant to these regulations, entities are required to obtain the Online Culture Operating Permits from the applicable provincial level counterpart of the MCT if they intend to commercially engage in any of the following types of activities: (i) production, duplication, import, release or broadcasting of online cultural products; (ii) publishing of online cultural products on the internet or transmission over information network, such as internet or mobile telecommunication network, to end user’s devices via computers, fixed-line or mobile phones, radios, television sets or online games consoles and internet cafes for the purpose of browsing, reading, reviewing, using or downloading such products by users; or (iii) exhibitions or contests related to online cultural products. If the content of audio-visual programs transmitted by the internet audio-visual program service provider on the internet violated Internet Culture Provisions, operating internet culture entities shall subject to punishment which may include an order to rectify, confiscation of illegal proceeds and a fine of RMB10,000 to RMB30,000, if such circumstances are severe judged by the competent authority, it shall be subject to punishment which may include order to cease and revocation of license, if such violations constitute crime, criminal investigations or penalties may be imposed.
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
If the content of audio-visual programs transmitted by the internet audio-visual program service provider on the internet violated the Audio-Visual Regulations, the internet audio-visual program service provider shall be subject to punishment by the competent authority which may include warning, an order to rectify and a fine up to RMB30,000, if such circumstances are severe judged by the competent authority, it shall be subject to punishment which may include order to cease, a fine of RMB10,000 to RMB50,000 and revocation of license, if such violations constitute crime, criminal investigations or penalties may be imposed.

Under the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs promulgated in 2004, the introduction or broadcasting of foreign television programs on the television in the PRC is subject to approval of the SAPPRFT or its authorized entities. On March 30, 2009, the SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval
from the broadcasting, film and television administrative departments requirements for the domestic and overseas films and television shows disseminating on the internet, including those on mobile networks (if applicable), and prohibits those internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other prohibited elements. The SARFT and the CAC jointly issued the Notice on Further Strengthening the Administration of Online Audio-Visual Content Including Internet Drama and Micro Films on July 6, 2012, pursuant to which, internet audio-visual programs service institutions shall report the information on self-examined and approved internet series, micro films, internet movies, film and television animation, documentaries and other internet audio-visual programs to the provincial authority of film and television administration for record-filing, such information includes but not limited to the program’s title, content summary and the information of the reviewer. The SAPPRFT further issued the Supplemental Notice on Improving the Administration of Online Audio-Visual Content Including Internet Drama and Micro Films on January 2, 2014. This notice stresses that any entity producing online audio-visual content, such as internet drama and micro films, must obtain a License for Production and Operation of Radio and Television Programs, and that online audio-visual content service providers shall not release any internet drama or micro films produced by any entity without such license. For internet drama or micro films produced and uploaded by individual users, the online audio-visual service providers transmitting such content will be deemed to take responsibility as the producer. Furthermore, under this notice, online audio-visual service providers can only transmit content uploaded by an individual whose identity has been verified and such content shall comply with the relevant content management rules. This notice also requires that self-examined and transmitted online audio-visual program, including internet drama and micro films, to be filed with the relevant authorities before release.
In January 2019, the CNSA issued the Regulations on Administration of Network Short Video Platforms, pursuant to which all content of a short video, including but not limited to its title, description, bullet chats and comments, may be required to be reviewed in advance before the content is broadcasted. Furthermore, the number of content reviewers a platform is required to keep must in principle be more than one-thousandth
of the number of short videos newly broadcasted on the platform per day. The Censoring Criteria for Network Short Video Content issued by CNSA in January 2019 and last amended in December 2021 sets forth in details of the content prohibited to be broadcasted, such as violence, pornography, gambling, terrorism, superstitious and illegal or immoral content.
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
In July 2011, the GAPP, together with several other government agencies, jointly issued the Notice on Initializing the Verification of Real-name Registration for the Anti-Fatigue System on Online Games, or the Real-name Registration Notice, in order to strengthen the implementation of the anti-fatigue and real-name registration system. This notice indicates that the National Citizen Identity Information Center of the MPS will verify identity information of game players submitted by online game operators. The Real-name Registration Notice also imposes stringent penalties on online game operators that do not implement the required anti-fatigue and real-name registration systems properly and effectively, including terminating their online game operations.
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
On October 17, 2020, the SCNPC revised and promulgated the Law of the PRC on the Protection of Minors (2020 Revision), which took effect on June 1, 2021. Law of the PRC on the Protection of Minors (2020 Revision) added a new section entitled “Online Protections” which stipulates a series of provisions to further protect minors’ interests on the internet, among others, (i) online product and service providers are prohibited from providing minors with products and services that would induce minors to indulge, (ii) online service providers for products and services such as online games, live broadcasting, audio-video, and social networking are required to establish special management systems of user duration, access authority and consumption for minors, (iii) online games service providers must request minors to register and log into online games with their valid identity information, (iv) online games service providers must categorize games according to relevant rules and standards, notify users about the appropriate ages for the players of the games, and take technical measures to keep minors from accessing inappropriate online games functions, and (v) online games service providers may not provide online games services to minors from 10:00 P.M. to 8:00 A.M. the next day. As of the date of this annual report, we have implemented a real-name registration system and a Bilibili game health system in our mobile game platform in accordance with the relevant supervision requirements. These two systems include, among others, following measures:

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
On August 30, 2021, the NAPP promulgated the Notice on Further Strict Management to Effectively Prevent Minors from Being Addicted to Online Games, which became effective on September 1, 2021. The notice requires that all online games enterprises including platforms providing online game services may only provide online game services to minors for one hour from 8:00 p.m. to 9:00 p.m. each day on Fridays, Saturdays, Sundays and national holidays, and may not provide online game services to minors in any form at any other time. All online games must be connected to the real-name verification system of the NAPP for online games to prevent addiction, all online game users must use real and valid identity information to register their game accounts and log in to online games, and online games enterprises must not provide online game services in any form (including visitor experience mode) to users who have not registered and logged in with their real names.
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
In February 2021, the CAC and certain other governmental authorities issued Notice 3, according to which, online live broadcasting platforms providing online live broadcasting information services shall strictly abide by laws, regulations and regulatory requirements of the PRC, and shall strictly perform their statutory duties and obligations, implement the list of primary responsibilities of online live-streaming platforms and ensure correct orientation and content safety. Meanwhile, Notice 3 sets forth requirements for certain live broadcasting businesses with respect to real-name registration, restrictions on minors on virtual gifting and other requirements, and further strengthens the industry admittance filing management. For example, live broadcasting platforms that carry out business-oriented network performance activities must hold the internet cultural business license and complete out ICP filing; live broadcasting platforms that carry out online audio-visual program services shall hold a License for Online Transmission of Audio-Visual Programs (or complete registration with the National Internet Audio-visual Platforms Information Management System) and complete ICP filing.
On September 15, 2021, the CAC promulgated the Opinions on Further Compacting the Main Responsibility of the Website Platform on Information Content Management which further regulates the content and quality of the information and further requires the website platform to improve the content review mechanism. The website platform shall improve the manual content review system, further expand the scope of manual review, refine the review standards, improve the review process and ensure the quality of review. A dynamic update mechanism for the sample database of illegal and non-compliant
information and a hierarchical classification system shall be established and regularly enriched and expanded to improve the efficiency and quality of technical review.
The CAC launched a “Fan Group Chaos Rectification” special action on June 15, 2021, followed by the issuance of the Notice on Further Strengthening the Management of Chaos in Fan Groups on August 25, 2021. Both of the special action and notice are intended to rectify chaos in online fan groups for celebrities, specifically, in features such as celebrity rankings, hot topics, fan communities, and fans interactive functions, so as to curb verbal abuse, stigmatization, instigation, confrontation, insults, slander, rumors, malicious marketing and the spread of other harmful information. This notice requested, among other things, the cancellation of all rankings of celebrities. The rankings of music, film and television works are still allowed, but the network platforms should optimize and adjust ranking rules to focus on the art works themselves and professional evaluation. Furthermore, minors are not allowed to make virtual gifting or spending money on supporting idols, or act as the organizer or manager of a fan group.
On October 26, 2021, the OCCAC issued the Notice on Further Strengthening the Regulation on Online Information of Entertainment Celebrities, which requests internet platforms to, among others, monitor information posted by celebrities online so as to timely identify hot topics that could involve illegal actions and to promptly report to the competent authorities in such event.
According to the Law of the PRC on the Protection of Minors (2020 Revision), which took effect on June 1, 2021, among others, live broadcasting service providers are not allowed to provide minors under age 16 with online live broadcasting publisher account registration service, and must obtain the consent from parents or guardians and verify the identity of the minors before allowing minors aged 16 or above to register live broadcasting publisher accounts.

On March 25, 2022, the CAC, the STA and the SAMR jointly issued the Notice on Further Standardizing the Profit-Making Behavior of Live Broadcasting to Promote the Healthy Development of the Industry, which required live broadcasting platforms to authenticate the identity of each live broadcasting publisher and report various information of those publishers that have profit-making behaviours to local provincial-level network department and tax authorities semi-annually. Information required to be reported include personal identity, live broadcasting account, online nicknames, bank account to receive compensation, income type and profit level. Furthermore, live broadcasting platforms are required to (i) strictly implement classification management system over live broadcasting accounts, (ii) take appropriate measures against law-breaking
accounts, including to issue warnings and notices, request to rectify, limit the account functions, suspend or terminate accounts, and prohibit re-registration,
and (iii) properly keep relevant record and report timely to the relevant authorities.
On April 12, 2022, the Online Audio-visual Program Administration Division of the NRTA and the Publishing Bureau of the Propaganda Department of the Central Committee of the Communist Party of China jointly promulgated the Notice on Strengthening the Administration of Live Broadcasting of Game-Playing on the Online Audio-Visual Program Platform, which stipulated that (i) it is not allowed to live broadcast online games that have not been approved by the competent authorities in online audio-visual programs or attract more users to such games by any means, including through online live broadcasting, (ii) all online live broadcast platforms shall strengthen the management of online game live broadcast programs in terms of content and propaganda, establish and improve management systems for information release, comments, and emergency response related to game-playing live broadcast programs to improve program monitoring and public opinion monitoring mechanisms, (iii) the online platforms shall strengthen the management of the behavior of game hosts and those who conducted illegal and immoral behavior are not allowed to be shown to the public through live broadcasting, (iv) the online live broadcast platforms are urged to establish and implement mechanisms for the protection of minors, and (v) the launch, broadcasting and layout of game-playing live programs shall be submitted to relevant radio and television administrative department in accordance with the relevant requirements of live programs, and online audio-visual platforms (including various domestic and overseas individual and institutional accounts opened on relevant platforms) live streaming overseas game programs or competitions should be approved in advance.
Regulations Related to Advertising Business
On October 27, 1994, the SCNPC, promulgated the Advertising Law of the PRC, or the Advertisement Law, as amended most recently on April 29, 2021. The Advertisement Law requires that advertisers, advertising operators, and advertisement publishers shall abide by the laws and administrative regulations, and by the principles of fairness and good faith while engaging in advertising activities. Administrative departments for market regulation at and above the county level are in charge of supervision and administration of advertising.
The Interim Measures for Administration of Internet Advertisement, which were promulgated by the State Administration for Industry and Commerce of the PRC, or the SAIC, currently known as the SAMR, on July 4, 2016, and became effective on September 1, 2016, regulate any advertisement published on the Internet, including but not limited to, those on websites, webpage and apps, those in the forms of word, picture, audio, video and others. According to the Interim Measures for Administration of Internet Advertisement, Internet information service providers must stop any person from using their information services to publish illegal advertisements if they are aware of, or should reasonably be aware of, such illegal advertisements even though the Internet information service provider merely provides information services and is not involved in the internet advertisement businesses. On November 26, 2021, the SAMR promulgated the Measures for the Internet Advertisement Management Measures (Draft for Public Comments), which enhances oversight over internet advertising activities, covering all commercial advertising activities within the PRC for direct or indirect introduction of products or services promoted by business operators or service providers via websites, web pages, internet apps and other internet media in the form of text, pictures, audio, video or other forms. Pursuant to this draft, the relevant live broadcasting room operator and live streaming marketer shall bear responsibilities and duties as internet advertising operator, publisher and spokesperson if the internet live streaming content qualifies as a commercial advertisement. Furthermore, this draft specifies that auto play-upon-open ads, video-insert ads and pop-up
ads shall all be clearly marked with a “close” button in order to ensure that users can shut the ad with “one click.” As of the date of this annual report, the Measures for the Internet Advertisement Management Measures (Draft for Public Comments) has not been formally adopted.
Regulations Related to
E-Commerce
The SAIC adopted the Administrative Measures for Online Trading on January 26, 2014, which became effective on March 15, 2014, and replaced by the Measures for the Supervision and Administration of Online Transactions promulgated by the SAMR on March 15, 2021, which became effective on May 1, 2021. These measures impose more stringent requirements and obligations on online trading or service operators as well as marketplace platform providers. For example, marketplace platform providers are obligated to examine the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location on a merchant’s web page the information stated in the merchant’s business license or a link to its business license. On December 24, 2014, the MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third-Party Online Retail Platforms (Trial) to regulate the formulation, revision and enforcement of transaction rules for online retail marketplace platforms. Measures for the Supervision and Administration of Online Transactions require that, among others, online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off
general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use.

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
The Consumer Protection Law, which was promulgated by the SCNPC on October 31, 1993, and last amended on October 25, 2013, effective as of March 15, 2014, sets out the obligations of business operators and the rights and interests of consumers. Business operators must guarantee the quality, function, usage and term of validity of the goods or services they sell or provide, if these goods and services are consumed under normal standards. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online platforms may claim damages from the sellers or service providers. Online platform operators may be subject to liabilities if the lawful rights and interests of consumers are infringed in connection with consumers’ purchase of goods or acceptance of services on online platforms if the platform operators fail to provide consumers with authentic contact information of the sellers or service providers. On January 6, 2017, the SAIC issued the Interim Measures for No Reason Return of Online Purchased Commodities within Seven Days, which came into effect on March 15, 2017 and was last amended on October 23, 2020, further clarifying the scope of consumers’ rights to make returns without a reason, including exceptions, return procedures and online marketplace platform providers’ responsibility to formulate seven-day
no-reason
return rules and related consumer protection systems, and supervise the merchants for compliance with these rules. On December 29, 2020, the SAMR promulgated the Announcement on Strengthening the Recall and Supervision of Consumer Goods Sold Online to further protect the safety of consumers’ personal properties.
Pursuant to the Administrative Measures for Online Live Broadcasting Marketing (for Trial Implementation), which was promulgated in April 2021 and became effective in May 2021, when engaging in live broadcasting marketing activities, live broadcasting marketers, people that directly engage in marketing to the public in online live broadcasting marketing, must abide by laws, regulations and the relevant state provisions, follow the public order and morals, and publish product or service information truthfully, accurately and comprehensively, and must not engage in, among others, (i) the publication of false and misleading information to deceive or mislead the users, (ii) the marketing of products or goods which are fake or shoddy or would infringe upon intellectual property rights or do not fulfil the requirements for personal and property safety, or (iii) other acts in violation of the laws, regulations and relevant provisions.
Regulations Related to Internet Information Security and Privacy Protection
Internet content in China is also regulated and restricted from a state security point of view. The Decision Regarding the Safeguarding of Internet Security, enacted by the SCNPC on December 28, 2000, and amended with immediate effect on August 27, 2009, makes it unlawful to, including but not limited to: (i) gain improper entry into a computer information system of national affairs, national defence or cutting-edge science and technology; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Administrative Measures for the Security Protection of International Connections to Computer Information Network, issued by the MPS on December 30, 1997, and amended on January 8, 2011, prohibits the use of the internet in ways that, among other things, result in a leakage of state secrets or the distribution of socially destabilizing content.
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

On June 28, 2016, the CAC promulgated the Administrative Provisions on Mobile Internet Applications Information Services, which became effective on August 1, 2016, providing that mobile Internet application providers are prohibited from engaging in any activity that may endanger national security, disturb social order or infringe the legal rights of third parties, and may not produce, copy, release or disseminate through mobile Internet applications any content prohibited by laws and regulations. On January 5, 2022, the CAC issued a revised version of the Administrative Provisions on Mobile Internet Applications Information Services (Draft for Comments), which emphasises that mobile internet app providers shall comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities. Furthermore, mobile internet app providers shall not compel users to agree to non-essential
personal information collection out of any reason, and are prohibited from banning users from their basic functional services due to the users’ refusal of providing non-essential
personal information.
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
The Provisions on Technological Measures for Internet Security Protection, promulgated by the MPS on December 13, 2005, and became effective on March 1, 2006, require internet service providers to keep records of certain information about their users (including but not limited to user registration information, log-in
and
log-out
times, IP addresses, content and time of posts by users) for at least 60 days. Under the Cyber Security Law, network operators must also record and report any instances of publication of prohibited information and take measures to prevent such information from dissemination. A network operator fails to comply with such requirements may be imposed fines, confiscated of illegal gains, revoked of its licenses, suspended of its business, shut down of its websites or, in severe cases, take criminal liabilities. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.
On June 22, 2007, the Administrative Measures for the Graded Protection of Information Security was issued by the MPS and several other governmental agencies, according to which, the State shall, by developing nationally effective good practice and technical standards for the graded protection of information security, and organize citizens, legal persons and other organizations to carry out graded security protection of information system. The destruction of a Grade III information system will cause material damage to social order and public interests or will cause damage to national security. Entities operating and using Grade III information system shall protect the information system in accordance with relevant good practice and technical standards of the State. The state departments in charge of the supervision and administration of information security shall supervise and administer the graded protection work on information security of the information system of such Grade.
On December 28, 2012, the SCNPC promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet service providers to take measures to ensure confidentiality of information of users.
On March 13, 2019, the OCCAC and the SAMR jointly issued the Notice on App Security Certification and the Implementation Rules on Security Certification of Mobile Internet Application, which encourages mobile application operators to voluntarily obtain app security certification, and search engines and app stores are encouraged to recommend certified applications to users.

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
On January 23, 2019, the OCCAC, the MIIT and the MPS, and the SAMR jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages app operators to conduct security certifications and encourages search engines and app stores to clearly mark and recommend those certified apps. On August 22, 2019, the CAC issued the Regulation on Cyber Protection of Children’s Personal Information, effective on October 1, 2019. Network operators are required to establish special policies and user agreements to protect children’s personal information, and to appoint special personnel in charge of protecting children’s personal information. Network operators who collect, use, transfer or disclose personal information of children are required to, in a noticeable and clear way, notify and obtain consent from children’s guardians. On November 28, 2019, the CAC, MIIT, the MPS and SAMR jointly issued the Measures to Identify Illegal Collection and Usage of Personal Information by Apps, which lists six types of illegal collection and usage of personal information, including “failure to publish rules on the collection and usage of personal information,” “failure to expressly state the purpose, manner and scope of the collection and usage of personal information,” “collecting and using personal information without obtaining consents from users,” “collecting personal information irrelevant to the services provided,” “providing personal information to other parties without obtaining consent” and “failure to provide the function of deleting or correcting personal information as required by law or failure to publish the methods for complaints and reports or other information.”
According to the Law of the PRC on the Protection of Minors (2020 Revision), which took effect on June 1, 2021, information processors must follow the principles of legality, legitimacy and necessity when processing personal information of minors via internet, and must obtain consent from minors’ parents or other guardians when processing personal information of minors under age of 14. In addition, internet service providers must promptly alert upon the discovery of publishing private information by minors via the internet and take necessary protective measures.
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
On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law, which emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-based overseas listed companies.

On June 10, 2021, for purpose of further regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, the SCNPC published the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision and publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data processing activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e., data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data processing activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data stored within the territory of the PRC without the approval of the competent PRC governmental authorities.
On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law raises the protection requirements for processing personal information, and specifies the rules for processing sensitive personal information, which refers to personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or cause harm to the safety of people or property, including information on biometric characteristics, financial accounts, individual location tracking and others, as well as personal information of minors under the age of 14. Personal information processors shall bear responsibility for their personal information processing activities, and adopt necessary measures to safeguard the security of the personal information they process. Otherwise, the personal information processors will be subject to correction of its operations, suspension or termination of the provision of services, confiscation of illegal income, fines or other penalties.
On March 12, 2021, the CAC and other governmental authorities promulgated Necessary Personal Information Range Provisions of Common Types of Apps, effective on May 1, 2021, which specify the scope of necessary personal information for common types of mobile apps. On April 26, 2021, the MIIT promulgated Interim Provisions on the Administration of Personal Information Protection for Apps (Draft for Comments), which further stipulate the protection and management of the personal information on mobile apps. As of the date of this annual report, the Interim Provisions on the Administration of Personal Information Protection for Apps (Draft for Comments) has not been formally adopted.
On January 4, 2022, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which came into effect on February 15, 2022 and the Measures for Cybersecurity Review which took effect on June 1, 2020 was abolished at the same time. The Cybersecurity Review Measures requires that critical information infrastructure operators that purchase network products and services shall anticipate the potential national security risk of products and services after they enter operation. If they affect or may affect national security, a cybersecurity review shall be reported to the Cybersecurity Review Office.

On August 17, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure refers to any important network facilities and information systems of an important industry and field such as public communication and information service, energy, transport, water conservation, finance, public services,
e-government
affairs and national defense related science and technology industry, and other industries and fields that may seriously endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each important industry and field are responsible for formulating eligibility criteria and determining the critical information infrastructure in the respective industry or field. The operators will be informed about the final determination as to whether they are categorized as critical information infrastructure operators.
On December 31, 2021, the CAC, together with the MIIT, the MPS and the SAMR, jointly issued the Administrative Provisions on Algorithm Recommendation of Internet Information Services, with effect from March 1, 2022, which provides that algorithm recommendation service providers are not allowed to use algorithms to register false user accounts, block information, give excessive recommendations, and that users should be given the option to easily turn off algorithm recommendation services.
On October 29, 2021, the CAC published the Measures for the Security Assessment of Outbound Data (Draft for Comments), which intends to regulate the outbound transfer of (including cross-border assess to) important data and/or personal information collected or generated in domestic operations within the People’s Republic of China. The security assessment requirement was initially introduced in the PRC Cybersecurity Law against the critical information infrastructure operators only, but the Measures for the Security Assessment of Outbound Data (Draft for Comments) has extended the security assessment obligation to all data processors, and provides two types of security assessment to be undertaken before providing data from China to overseas, namely risk self-assessment and security assessment by CAC. As of the date of this annual report, the Measures for the Security Assessment of Outbound Data (Draft for Comments) has not been formally adopted.
On November 14, 2021, the CAC published the Regulations of Internet Data Security Management (Draft for Comments), which further regulate the internet data processing activities and emphasize the supervision and management of network data security, and further stipulate the obligations of internet platform operators, such as to establish a system for disclosure of platform rules, privacy policies and algorithmic strategies related to data, and timely disclosure of formulation procedures and adjudication procedures and more. Specifically, the draft regulations require data processors to, among others, (i) adopt immediate remediation measures when finding that network products and services they use or provide have security defects and vulnerabilities, or threaten national security or endanger public interest, and (ii) follow a series of detailed requirements with respect to processing of personal information, management of important data and proposed overseas transfer of data. In addition, such draft regulations require data processors handling important data or the data processors listed overseas to complete an annual data security assessment and file a data security assessment report to applicable regulators. Such annual assessment, as required by the draft regulations, would encompass areas including but not limited to the status of important data processing, data security risks identified and the measures adopted, the effectiveness of data protection measures, the implementation of national data security laws and regulations, data security incidents that occurred and their handling, and a security assessment with respect to sharing and provision of important data overseas. As of the date of this annual report, the Regulations of Internet Data Security Management (Draft for Comments) has not been formally adopted.
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

Patent
According to the Patent Law of the PRC promulgated by the SCNPC on March 12, 1984, and most recently amended on October 17, 2020 and became effective on June 1, 2021, the patents are divided into three types. According to the Patent Law of the PRC and the Interim Measures on the Handling of Examination Operations in relation to the Implementation of the Amended Patent Law issued by the China National Intellectual Property Administration on May 24, 2021, invention patents are valid for 20 years, utility model patents are valid for 10 years and design patents filed no later than May 31, 2021 are valid for 10 years while design patents filed on or after June 1, 2021 are valid for 15 years, from the date of application.
On June 15, 2001, the State Council promulgated the Implementation Rules for the Patent Law of the PRC, which was amended on January 9, 2010 and became effective on February 1, 2010. According to the Patent Law of the PRC and its implementing regulations, the State Intellectual Property Office of the PRC is primarily responsible for administering patents in the PRC. The patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective jurisdictions. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. A third-party player must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.
Copyright
The Copyright Law of the PRC, or the Copyright Law, which was promulgated by the SCNPC on September 7, 1990, last amended on February 26, 2010, became effective as of April 1, 2010, further amended on November 11, 2020, and took effect on June 1, 2021. Under the currently effective Copyright Law, Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. The purpose of the Copyright Law aims to encourage the creation and dissemination of works which is beneficial for the construction of socialist spiritual civilization and material civilization and promote the development and prosperity of Chinese culture.
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
Regulations Related to Anti-Unfair Competition and Anti-Monopoly
According to the Anti-Unfair Competition Law of the PRC, or the Anti-Unfair Competition Law, which was adopted by the SCNPC on September 2, 1993, became effective as of December 1, 1993, and last amended on April 23, 2019, unfair competition refers to that the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the Anti-unfair Competition Law in the production and operating activities. Pursuant to the Anti-unfair Competition Law, operators shall abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions. Operators in violation of the Anti-unfair Competition Law shall bear corresponding civil, administrative or criminal liabilities depending on the specific circumstances.
The Anti-monopoly Law of the PRC promulgated by the SCNPC, which became effective on August 1, 2008, and the Rules of the State Council on Declaration Threshold for Concentration of Undertakings promulgated by the State Council on August 3, 2008, and latest amended on September 18, 2018, require that where a concentration reaches one of the following thresholds, a declaration must be lodged in advance with the anti-monopoly law enforcement agency under the State Council, or otherwise the concentration shall not be implemented: (i) during the previous fiscal year, the total global turnover of all undertakings participating in the concentration exceeded RMB10 billion, and at least two of these undertakings each had a turnover of more than RMB400 million within China; or(ii) during the previous fiscal year, the total turnover within China of all the undertakings participating in the concentration exceeded RMB2 billion, and at least two of these undertakings each had a turnover of more than RMB400 million within China. On October 23, 2021, the SCNPC promulgated the draft amendment on Anti-monopoly Law for public comments, which significantly increased the penalties for violation of anti-monopoly law, introduced a “safe harbor” for anti-competitive agreements that have a market share lower than a specific threshold to be set by SAMR, granted SAMR the power to suspend the review period in merger investigations under specified circumstances, and allowed public prosecutors to bring a civil public interest lawsuit based on monopolistic behaviours. This draft emphasized on the enforcement of anti-monopoly laws in the internet, finance and other key industries. As of the date of this annual report, the draft amendment on Anti-monopoly Law has not been formally adopted.

On October 23, 2020, the SAMR further issued the Interim Provisions on Examination and Approval of Concentration of Business Operators, or the Examination Provisions, which became effective on December 1, 2020. According to the Examination Measures, concentration refers to (i) a merger of undertakings; (ii) acquiring control over other undertakings by acquiring equities or assets; or (iii) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means.
In February 2021, the Anti-monopoly Commission of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which provides that the calculation of turnover in the field of platform economy may be different depending on the business model of the operators: for platform operators who only provide information matchings and collect commissions, their turnovers should be calculated including the service fee charged by the platform and other platform income; for the platform operators who participate in the market competition on the platform side, their turnovers shall be calculated including the transaction amount involved in the platform and other platforms. The concentration of undertakings involving the agreement control (VIE) structure falls within the scope of the antitrust review of concentration of undertakings. Where the concentration of undertakings meets the declaration standards set by the State Council, the operators shall declare to the anti-monopoly law enforcement agency of the State Council in advance, and the concentration shall not be implemented if the concentration is not declared. According to the currently effective Anti-Monopoly Law of the PRC, if business operators fail to comply with the mandatory declaration requirement, the anti-monopoly authority is empowered to order to terminate and/or unwind the transaction, dispose of relevant assets, shares or businesses within certain periods, adopt other necessary measures to reinstate the pre-concentration
status and impose fines of up to RMB500,000.
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

According to the Arrangement for the Avoidance of Double Taxation and Tax Evasion between the mainland of China and Hong Kong entered into between the mainland of China and the HKSAR on August 21, 2006, if the non-PRC
parent company of a PRC enterprise is a Hong Kong resident which directly owns 25% or more of the equity interest pf the PRC foreign-invested enterprise which pays the dividends and interests, the 10% withholding tax rate applicable under the EIT Law may be lowered to 5% for dividends and 7% for interest payments if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws. However, according to the Notice on the Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, which was promulgated by the STA on February 20, 2009, and came into effect on the same date, if the relevant PRC tax authorities determine, in their discretion, that a company benefits unjustifiably from such reduced income tax rate due to a transaction or arrangement that is primarily tax-driven,
such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued by the STA on February 3, 2018, and effective on April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner,” and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.
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
On October 23, 2019, the SAFE released the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or the Circular 28, according to which besides foreign-invested enterprises engaged in investment business, non-investment
foreign-invested enterprises are also permitted to make domestic equity investments with their capital funds in foreign currency provided that such investments do not violate the Negative List (2021) and the target investment projects are genuine and in compliance with laws. According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign credits and the income under capital accounts of overseas listing, without submitting the evidentiary materials concerning authenticity of such capital for banks in advance; provided that their capital use is authentic and in compliance with administrative regulations on the use of income under capital accounts. The bank in charge shall conduct post spot checking in accordance with the relevant requirements.
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
On April 2, 2022, the CSRC promulgated Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Enterprises (Draft for Comments), according to which, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant entities or individuals including securities companies, securities service providers, and overseas regulators, documents and materials that contain state secrets or government work secrets, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. A domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant entities or individuals including securities companies, securities service providers, and overseas regulators, other documents and materials that, if divulged, will jeopardize national security or public interest, shall strictly fulfil relevant procedures stipulated by applicable national regulations. Archives, including working papers, that have been produced in the Chinese mainland by securities companies and securities service providers for overseas securities offering and listing by domestic companies shall be retained in the Chinese mainland, and, without prior approval by competent authorities, must not be brought, mailed or otherwise transferred to outside the Chinese mainland, or transmitted to any institutions or individuals outside the Chinese mainland through any methods including via the use of information technologies. Overseas securities regulators and competent overseas authorities may request to investigate, including to collect evidence for investigation purpose, or inspect a domestic company that has been listed or offered securities in an overseas market or securities companies and securities service providers that undertake securities business for such domestic companies. Such investigation and inspection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC and competent authorities of the Chinese government will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. Before cooperating with the investigation and inspection by, or providing documents and materials to overseas securities regulators or other competent overseas authorities, such domestic companies, securities companies and securities service providers shall report to the CSRC or other competent authorities. As of the date of this document, this draft has not been formally adopted and the final version and effective date of such measures are subject to change with substantial uncertainty.

C.	Organizational Structure
The following chart illustrates our company’s organizational structure, including our principal subsidiaries and consolidated affiliated entities as of the date of this annual report:

Notes:

(1)	Mr. Rui Chen holds 100% equity interests in Shanghai Kuanyu. He is also the chairman of our board of directors and our chief executive officer.
(2)	Shanghai Kuanyu has four subsidiaries.
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

(4)	Hode Information Technology has 35 subsidiaries.
(5)
Chaodian Technology has entered into a series of contractual arrangements with Chaodian Culture and its individual shareholders, through which we obtained control over the operations of, and enjoyed all economic benefits of Chaodian Culture. Mr. Rui Chen, Mr. Yi Xu, Ms. Ni Li, Mr. Xujun Chai, Shanghai Kuanyu and Hode Information Technology hold 31.2%, 9.5%, 6.8%, 5.1%, 44.6% and 2.8% equity interests in Chaodian Culture, respectively, as of the date of this annual report. Mr. Xujun Chai is an employee of our company.

Contractual Arrangements with the Relevant VIEs and their Respective Individual Shareholders
Reasons for Adopting the Contractual Arrangements
Our (i) internet audio-visual program services, (ii) radio and television program production and operation business, and (iii) internet cultural business that are currently conducted by Shanghai Kuanyu and Hode Information Technology (collectively, the “principal VIEs”), Shanghai Hehehe Culture Communication Co., Ltd., or “Shanghai Hehehe”, Sharejoy Network Technology Co., Ltd., or “Sharejoy Network”, and Shanghai Anime Tamashi Cultural Media Co., Ltd., or “Shanghai Anime Tamashi” (collectively with Shanghai Hehehe and Sharejoy Network, the “Major VIE Subsidiaries”), and Chaodian Culture are considered as “prohibited” under the Negative List (2021) where foreign investment is strictly prohibited (collectively, the “Prohibited Business”). Our internet information services operated by the principal VIEs, Sharejoy Network and Shanghai Hehehe is considered as “restricted” under the Negative List (2021) where the foreign investors are restricted from holding more than 50% equity interests in the companies providing such services (the “Restricted Business,” together with the Prohibited Business, the “Relevant Business”). Since investment in the Relevant Businesses in which the principal VIEs, Major VIE Subsidiaries and Chaodian Culture currently operate are subject to the restrictions under the current PRC laws and regulations, as advised by our PRC counsel, we determined that it was not viable for our company to hold the principal VIEs, Major VIE Subsidiaries and Chaodian Culture directly through equity ownership. Instead, we decided that, in line with common practice in industries in the PRC subject to foreign investment restrictions, we would gain effective control over, and have the right to receive all the economic benefits generated by the Relevant Businesses which are currently operated by the principal VIEs, Major VIE Subsidiaries and Chaodian Culture through the contractual arrangements between Hode Shanghai and Chaodian Technology, which are PRC subsidiaries of our company, on the one hand, and the principal VIEs, Chaodian Culture and their respective individual shareholders, on the other hand. We believe that these contractual arrangements are fair and reasonable because: (i) they were freely negotiated and entered into by the contracting parties; (ii) by entering into the exclusive business cooperation agreements with Hode Shanghai and Chaodian Technology, the principal VIEs and Chaodian Culture, as applicable, will enjoy better economic and technical support from us and better market reputation; and (iii) a number of other companies use similar arrangements to accomplish the same purpose.
The following is a summary of the currently effective contractual arrangements (i) by and among our wholly-owned subsidiary, Hode Shanghai, the principal VIEs and their respective shareholders, and (ii) by and among Chaodian Technology, Chaodian Culture and the individual shareholders of Chaodian Culture. These contractual arrangements enable us to (i) exercise effective control over the relevant VIEs; (ii) receive substantially all of the economic benefits of the relevant VIEs; and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of them when and to the extent permitted by PRC law.

Agreements that provide us effective control over the relevant VIEs
Powers of Attorney
Mr. Rui Chen executed a power of attorney on August 24, 2021, pursuant to which Mr. Rui Chen irrevocably appoints Hode Shanghai or its designated person (including but not limited to directors and their successors and liquidators replacing the directors but excluding those non-independent
or who may give rise to conflict of interests) as his
attorney-in-fact
to exercise such shareholder’s rights in Shanghai Kuanyu, including without limitation to, the rights to (i) convene and participate in shareholders’ meeting pursuant to the articles of Shanghai Kuanyu in the capacity of a proxy of Mr. Rui Chen; (ii) exercise the voting rights pursuant to the relevant PRC laws and regulations and the articles of Shanghai Kuanyu, on behalf of Mr. Rui Chen, and adopt resolutions, on matters to be discussed and resolved at shareholders’ meetings and the appointment and election of directors of Shanghai Kuanyu, and manage the company and exercise the rights of Mr. Rui Chen in the event of liquidation of Shanghai Kuanyu; (iii) sign or submit any required document to any company registry or other authorities in the capacity of a proxy of Mr. Rui Chen; and (iv) to nominate, elect, designate or appoint and remove the legal representative, directors, supervisors and other senior officers of Shanghai Kuanyu pursuant to the articles of association of Shanghai Kuanyu; (v) to raise lawsuits or other legal proceedings against the directors, supervisors and senior officers of Shanghai Kuanyu when their behaviors harm the interest of its shareholders; (vi) to sign and execute any related documents including but not limited to share transfer agreement, asset transfer agreement and board resolutions when Mr. Rui Chen exercises his right to transfer his equity in Shanghai Kuanyu in accordance with exclusive option agreement; and (vii) to instruct the directors and senior officers to act in accordance with our attention.
Mr. Rui Chen has undertaken that he will refrain from any action or omission that may cause any conflict of interest between himself and Hode Shanghai or its shareholders.
The power of attorney has an indefinite term commencing from August 24, 2021 and will be terminated in the event that (i) the power of attorney is unilaterally terminated by Hode Shanghai; or (ii) it is legally permissible for Hode Shanghai, Bilibili or any of its subsidiaries to hold equity interests directly or indirectly in Shanghai Kuanyu and Hode Shanghai or its designated person is registered to be the sole shareholder of Shanghai Kuanyu.
On December 23, 2020, each of the shareholders of Hode Information Technology executed a power of attorney, which contains terms substantially similar to the power of attorney executed by Mr. Rui Chen as described above.
On September 30, 2020, each of the individual shareholders of Chaodian Culture executed a power of attorney, which contains terms substantially similar to the power of attorney executed by Mr. Rui Chen as described above.
Equity Pledge Agreements
Hode Shanghai, Shanghai Kuanyu and Mr. Rui Chen entered into an equity pledge agreement on August 24, 2021, pursuant to which Mr. Rui Chen agreed to pledge all of his equity interests in Shanghai Kuanyu to Hode Shanghai as a security interest to guarantee the performance of contractual obligations and the payment of outstanding debts under the Contractual Arrangements.
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
On September 30, 2020, Chaodian Technology, Chaodian Culture and each of the individual shareholders of Chaodian Culture entered into an equity pledge agreement, which contains terms substantially similar to the equity pledge agreement described above.
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
On September 30, 2020, the respective spouse of Rui Chen, Yi Xu and Xujun Chai, each an individual shareholder of Chaodian Culture, executed a letter of undertakings, which contains terms substantially similar to the letter of undertakings described above.
Agreements that allow us to receive economic benefits from the relevant VIEs
Exclusive Business Cooperation Agreements
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

1.
the sale, transfer, mortgage or otherwise dispose of any assets (except for those of value less than RMB1 million in the ordinary course of business of the consolidated affiliated entities), business, management right or beneficial interest of income or create any security interest on any assets, including but not limited to any mortgage, pledge, share options or other guarantee arrangements;

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
On September 30, 2020, Chaodian Technology and Chaodian Culture entered into an exclusive business cooperation agreement, which contains terms substantially similar to the exclusive business cooperation agreement described above.

Agreements that provide us with the option to purchase the equity interests in the relevant VIEs
Exclusive Option Agreements
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

5.
Shanghai Kuanyu shall not enter into any material contracts with an amount more than RMB1 million without Hode Shanghai’s prior written consent, except the contracts executed in the ordinary course of business or contracts entered between Shanghai Kuanyu and Bilibili (or any of its subsidiaries);

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
On September 30, 2020, Chaodian Technology, Chaodian Culture and each of the individual shareholders of Hode Chaodian Culture entered into an exclusive option agreement, which contains terms substantially similar to the exclusive option agreement described above.
We have also entered into contractual arrangements with several other affiliated entities and their respective nominee shareholders through some of our subsidiaries other than Hode Shanghai or Chaodian Technology, which result in our company or relevant subsidiaries, as the case may be, being the primary beneficiaries of the relevant affiliated entities. As a result of these contractual arrangements, there exists a parent-subsidiary relationship between us and the relevant affiliated entities, and we consolidate these affiliated entities through the subsidiaries.
However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our online entertainment business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.”; “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure— Substantial uncertainties exist with respect to how the Foreign Investment Law may impact the viability of our current corporate structure and operations.”; and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain and maintain the licenses and approvals required within the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.”

D.	Property, Plant and Equipment
Our headquarter is located at Wujiaochang commercial district in Shanghai. We lease and occupy office buildings with an aggregate floor area of approximately 113,000 square meters. A substantial majority of our employees are based at our headquarters in Shanghai. Our servers and network facilities for internal administrative functions are located at our headquarters. We have sales and marketing, and anime production personnel at our regional offices in Beijing and Tokyo. We lease and occupy approximately 11,000 square meters of office space in Beijing, approximately 4,500 square meters of office space in Wuhan and approximately 1,300 square meters of office space in Tokyo. These leases vary in duration from one to five years.

We have established an entity (“Entity”) in Shanghai, China together with Zhuhai Hengqin Wangfu Project Investment LLP (“Wangfu”), an independent third party, and two entities controlled by Mr. Rui Chen and Ms. Ni Li, respectively (the “Management Entities”), to acquire the land use rights for a parcel of land in Shanghai. We hold 30.01% of the shares of the Entity, Wangfu holds 45.0%, and the Management Entities collectively hold the remaining 24.99% of the shares. The total investment for the acquisition of land use rights is approximately RMB9.0 billion. As of the date of this annual report, the Entity has obtained the land use rights and we have paid RMB2.8 billion to fund the acquisition of land use rights, including interest-bearing guaranteed loans of RMB 1.7 billion in principal. For a detailed description of these loans, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions.”
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
Key Factors Affecting Our Results of Operations
User growth and engagement
Our business depends on our ability to grow our user base, and maintain and increase user engagement. We have experienced rapid user growth since our inception. The following table sets forth our average MAU for each of the quarters indicated:

	For the Three Months Ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31 2021	June 30, 2021	September 30, 2021	December 31, 2021

	(In millions)
Average MAUs (1)	172.4	171.6	197.2	202.0	223.3	237.1	267.2	271.7

Note:

(1)
Our MAUs include mobile apps MAUs and PC MAUs after eliminating duplicates of users who utilize both terminals. We calculate mobile apps MAUs based on the number of mobile devices (including smart TV and other smart devices) that launched our mobile apps during a given month.

Our active users generally view and consume a multitude of content offered on our platform, including videos, live broadcasting, mobile games and other content. The number of our users and the level of their engagement on our platform affect our revenues. Revenue from our mobile game services has been an important contributor to our total net revenues in 2019, 2020 and 2021. The mobile game user base growth and engagement are primarily driven by the launch of new games and the release of updates of our existing games. We witnessed strong growth in the revenues generated from VAS due to the increasing number of subscribers of our premium membership program and active viewers of our live broadcasting. We also generate advertising revenues from advertisers driven by the size of our user base, the engagement of our users and our brand equity.

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
The following table sets forth our average MAUs, our average monthly paying users, and average monthly revenue per paying user for each of the quarters indicated:

	For the Three Months Ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021

	(In millions)
Average MAUs	172.4	171.6	197.2	202.0	223.3	237.1	267.2	271.7
Average monthly paying users	13.4	12.9	15.0	17.9	20.5	20.9	23.9	24.5
	(In RMB)
Average monthly revenue per paying user	48.3	53.8	50.1	44.2	43.4	45.8	46.0	43.4
The number of average monthly paying users has generally been increasing primarily attributable to the popularity of our premium membership program driven by the high-quality content that we offer, the expansion of our mobile games operations and diversification of other value-added services offerings. The occasional decrease of our average monthly revenue per paying user was mainly due to a substantial increase in the number of paying users attributable to our premium membership program, who on average make lower payments than other paying users such as those for the mobile games. Paying users who subscribe to our premium membership program are likely to consume derivative products of their interested OGV on our platform. For example, while enjoying an anime in our content library, such paying users are also likely to pay for the games developed based on that anime offered on our platform, the same theme of comic books, audio dramas, and figure toys of the characters in the anime. We therefore see large commercial potentials in the derivative content consumptions.
We are continuing to diversify our product and service offerings and refine our commercialization avenues without compromising user experience. We will continue our efforts to enrich our content library, including PUGV, live broadcasting, OGV and mobile games, to convert more users to paying users. We plan to launch more high-quality games to satisfy our users’ evolving needs. In addition, we expect to have increased revenues from advertising, as advertisers across different industries are turning to Bilibili to tap into the coveted Generation Z+ in China. We will also continue to develop our live broadcasting and other VAS. Our revenue growth will be affected by our ability to effectively execute our commercialization strategies and expand our paying user base.
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
Investment in technology and talents
Our technology is critical for us to better understand our users, improve user experience, maintain a vibrant community, and execute our commercialization strategy. Our current research and development efforts in technology are primarily focused on enhancing our artificial intelligence technology, big data analytics capabilities and cloud technology, which we believe are crucial for us to develop user insights so as to provide more relevant and engaging content to our users and to improve our operating efficiency. In addition, there is a strong demand in China’s internet industry for talented and experienced personnel. We must recruit, retain and motivate talented employees while controlling our personnel-related expenses, including share-based compensation expenses.
Impact of
COVID-19
on Our Operations and Financial Performance
A substantial majority of our revenues and workforce are concentrated in China. To contain the spread of
COVID-19,
the Chinese government has taken certain emergency measures, including extension of the Lunar New Year holidays, implementation of travel bans, blockade of certain roads and closure of factories and businesses, and encouragement of remote working arrangements and cancellation of public activities. Recently, there has been a recurrence of
COVID-19
outbreaks in certain provinces of China, including Shanghai, due to the Delta and Omicron variants. As a result, the Chinese government has implemented similar emergency measures to contain further spread of
COVID-19.
In 2022, the
COVID-19
pandemic may, among other things, (i) disrupt our supply chain, delay our ability to timely fulfill our
e-commerce
orders and lead to higher fulfilment expenses, (ii) reduce or curtail our customers’ advertising expenditures and overall demand for our services, and increase the volatility of their advertising expenditure patterns from period-to-period,
(iii) increase the volatility of the size and engagement of our active user base, and cause us to incur higher bandwidth costs, (iv) cause delays in production and uncertainty in scheduling of content of our licensed content providers, which may in turn hinder our user acquisition and user engagement level improvement efforts, and (v) require us to take the initiatives in response to
COVID-19
and many other efforts to leverage our technology, products and services to help contain the pandemic, all of which could have a material adverse effect on our business, financial condition and results of operations.
Throughout the
COVID-19
pandemic, we have prioritized the health and safety of our employees by (i) adopting remote working arrangements for our employees in affected regions, (ii) upgrading our telecommuting system, (iii) monitoring our employees’ health, and (iv) optimizing our technology system to support potential growth in user traffic. However, the remote working arrangement could reduce the capacity and efficiency of our operations and negatively impact the normal business operations.
We continue to monitor the evolving situation and guidance from government and public health authorities and may take additional actions based on their recommendations. There remains uncertainty around the severity and duration of the
COVID-19
pandemic and the measures taken, or may be taken, in response to the
COVID-19
pandemic, which will depend on numerous factors, including, among others, the emergence of new cases of
COVID-19
and its variants, hospitalization and mortality rates, and the availability and distribution of safe and effective treatments and vaccines. Accordingly, we cannot reasonably estimate the full impact of the
COVID-19
pandemic on our business, financial condition and results of operations at this time, which may be material. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics and other outbreaks, such as the
COVID-19
pandemic, which could significantly disrupt our operations.”

As of December 31, 2021, our cash and cash equivalents, time deposits, as well as short-term investments were RMB30.2 billion (US$4.7 billion). Our principal sources of liquidity have been cash generated from operating activities, as well as the proceeds we received from our public offerings of ordinary shares and other financing activities. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty.
Key Components of Results of Operations
Net revenues
The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues:
Mobile games	3,597,809	53.1%	4,803,382	40.0%	5,090,926	798,877	26.3%
Value-added services	1,641,043	24.2%	3,845,663	32.0%	6,934,886	1,088,235	35.8%
Advertising	817,016	12.1%	1,842,772	15.4%	4,523,421	709,823	23.3%
E-commerce and others	722,054	10.6%	1,507,159	12.6%	2,834,451	444,787	14.6%

Total net revenues	6,777,922	100.0%	11,998,976	100.0%	19,383,684	3,041,722	100.0%

Mobile games.
We primarily offer exclusively distributed mobile games and jointly operated mobile games developed by third-party game developers. For exclusively distributed mobile games, we are responsible for game launch, hosting and maintenance of game servers, game promotions and customer services. We also develop localized versions for games licensed from overseas developers. For jointly operated mobile game services, we provide our mobile game platform for mobile games developed by third-party developers. We earn game distribution service revenue within the applicable contract periods by providing payment solutions and game promotion services, while game developers are responsible for providing game products, hosting and maintaining game servers and determining the pricing of in-game
virtual items. As of December 31, 2021, we operated 59 exclusively distributed mobile games and hundreds of jointly operated mobile games. Our revenues from mobile games depend on the number of paying users, and ultimately are determined by our ability to select, procure and offer engaging games tailored to our platform and our user preferences. We expect revenues from mobile games to fluctuate but remain as an important stream of revenues. At the same time, we expect greater contribution by revenues from other streams of business as we take initiatives to grow our VAS, advertising and
e-commerce
businesses.
VAS.
We primarily generate VAS revenues from (i) subscription fees of our premium membership program, which offers paying members benefits including an exclusive or advance access to certain high-quality OGV, and (ii) sales of in-channel
virtual items for use in our live broadcasting so that users can send them to hosts to show their support, which comprise of either consumable items, such as gifts and items that create special visual effects, or time-based items, such as privileges and titles. Meanwhile, we also generate revenues from other VAS including sales of paid content and virtual items on our video, audio and comic platforms. We expect revenues from VAS to continue to grow driven by the increasing popularity of our premium membership programs and live broadcasting.
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

E-commerce
and others.
Our
e-commerce
and others primarily consist of sales of products on our
e-commerce
platform. We expect an increase in
e-commerce
and others in the foreseeable future considering the growing demand for
ACG-related
products from our users.
Cost of revenues
The following table sets forth the components of our cost of revenues by amounts and percentages of cost of revenues for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Revenue-sharing costs	2,494,416	44.6%	4,366,490	47.7%	7,733,330	1,213,528	50.4%
Content costs	1,001,600	17.9%	1,875,546	20.5%	2,694,839	422,879	17.6%
Server and bandwidth costs	919,753	16.5%	1,141,257	12.5%	1,565,923	245,727	10.2%
E-commerce and others	1,171,904	21.0%	1,775,507	19.3%	3,346,445	525,131	21.8%

Total cost of revenues	5,587,673	100%	9,158,800	100.0%	15,340,537	2,407,265	100.0%

Revenue-sharing costs consist of fees paid to game developers, distribution channels (app stores) and payment channels, and fees we share with hosts of our live broadcasting and content creators in accordance with our revenue-sharing arrangements. Content costs mainly consist of amortized costs of purchased licensed content from copyright owners or content distributors and our production costs. Server and bandwidth costs are the fees we pay to telecommunication carriers and other service providers for telecommunication services, hosting our servers at their internet data centers, and providing content delivery network and application services.
E-commerce
and others consist of cost of goods sold associated with our
e-commerce
business, staff cost, depreciation and others.
Operating expenses
The following table sets forth the components of our operating expenses by amounts and percentages of operating expenses for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	1,198,516	44.6%	3,492,091	58.4%	5,794,853	909,339	55.3%
General and administrative expenses	592,497	22.1%	976,082	16.3%	1,837,506	288,345	17.6%
Research and development expenses	894,411	33.3%	1,512,966	25.3%	2,839,862	445,636	27.1%

Total operating expenses	2,685,424	100%	5,981,139	100.0%	10,472,221	1,643,320	100.0%

Sales and marketing expenses
. Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and other compensation-related expenses for our sales and marketing personnel. We expect our sales and marketing expenses to increase in absolute amounts in the foreseeable future as we increase our investment in boasting our brand recognition, user base and market leadership and promoting our services. Meanwhile, we will keep implementing our cost control strategy so as to improve our cost efficiency.
General and administrative expenses
. General and administrative expenses consist primarily of salaries and other compensation-related expenses for our general and administrative personnel, professional fees, rental expenses and allowance for doubtful accounts. We expect our general and administrative expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of our business as well as accounting, insurance, investor relations and other public company costs. Meanwhile, we will keep implementing our cost control strategy so as to improve our cost efficiency.

Research and development expenses
. Research and development expenses consist primarily of salaries and benefits, including share-based compensation expenses, for research and development personnel dedicated to the development and enhancement of our app/websites and development of online games. We expect our research and development expenses to increase as we expand our research and development team, to enhance our artificial intelligence technology, big data analytics capabilities and cloud technology and develop new features and functionalities on our platform. Meanwhile, we will keep implementing our cost control strategy so as to improve our cost efficiency.
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

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues	6,777,922	100.0%	11,998,976	100.0%	19,383,684	3,041,722	100%
Cost of revenues (1)	(5,587,673)	(82.4)%	(9,158,800)	(76.3)%	(15,340,537)	(2,407,265)	(79.1)%

Gross profit	1,190,249	17.6%	2,840,176	23.7%	4,043,147	634,457	20.9%
Operating expenses:
Sales and marketing expenses (1)	(1,198,516)	(17.7)%	(3,492,091)	(29.1)%	(5,794,853)	(909,339)	(29.9)%
General and administrative expenses (1)	(592,497)	(8.7)%	(976,082)	(8.1)%	(1,837,506)	(288,345)	(9.5)%
Research and development expenses (1)	(894,411)	(13.2)%	(1,512,966)	(12.6)%	(2,839,862)	(445,636)	(14.7)%

Total operating expenses	(2,685,424)	(39.6)%	(5,981,139)	(49.8)%	(10,472,221)	(1,643,320)	(54.1)%

Loss from operations	(1,495,175)	(22.0)%	(3,140,963)	(26.1)%	(6,429,074)	(1,008,863)	(33.2)%
Other income/(expenses):
Investment income/(loss), net (including impairments)	96,610	1.4%	28,203	0.2%	(194,183)	(30,472)	(1.0)%
Interest income	162,782	2.4%	83,301	0.7%	70,367	11,042	0.4%
Interest expense	(46,543)	(0.7)%	(108,547)	(0.9)%	(155,467)	(24,396)	(0.8)%
Exchange (losses)/gains	(11,789)	(0.2)%	41,717	0.3%	(15,504)	(2,433)	(0.1)%
Others, net	26,412	0.4%	95,641	0.8%	10,411	1,634	0.1%

Loss before tax	(1,267,703)	(18.7)%	(3,000,648)	(25.0)%	(6,713,450)	(1,053,488)	(34.6)%
Income tax	(35,867)	(0.5)%	(53,369)	(0.4)%	(95,289)	(14,953)	(0.5)%

Net loss	(1,303,570)	(19.2)%	(3,054,017)	(25.4)%	(6,808,739)	(1,068,441)	(35.1)%

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2019	2020	2021

	RMB	RMB	RMB	US$

	(In thousands)
Cost of revenues	23,281	37,087	76,232	11,962
Sales and marketing expenses	14,269	40,808	53,452	8,388
General and administrative expenses	68,497	181,753	553,526	86,860
Research and development expenses	66,503	126,250	316,607	49,683

Total	172,550	385,898	999,817	156,893

Year ended December 31, 2021 compared to year ended December 31, 2020
Net revenues
Our net revenues increased by 61.5% from RMB11,999.0 million in 2020 to RMB19,383.7 million (US$3,041.7 million) in 2021. Our paying ratio, being the product of dividing average monthly paying user by average MAUs, increased from 8.0% in 2020 to 9.0% in 2021. The following table sets forth our key operating metrics.

	For the Year Ended December 31,
	2019	2020	2021

	(in millions, except as otherwise indicated)
Average MAUs	117.5	185.8	249.8
Average monthly paying user	7.2	14.8	22.4
Paying ratio % (average monthly paying user / average MAUs)	6.1%	8.0%	9.0%
Average monthly revenue per MAU (1)	4.8	5.4	6.5
Average monthly revenue per paying user (2)	60.7	48.7	44.6

Notes:

(1)	Numerator is the total net revenues.
(2)	Numerator includes only revenues from mobile games and VAS.
Mobile games
. Our net revenues from mobile games increased by 6.0% from RMB4,803.4 million in 2020 to RMB5,090.9 million (US$798.9 million) in 2021. The increase was primarily due to the popularity of our newly operated exclusively distributed and jointly operated mobile games. As of December 31, 2021, we operated 59 exclusively distributed mobile games and hundreds of jointly operated mobile games.
VAS
. Our net revenues from VAS increased by 80.3% from RMB3,845.7 million in 2020 to RMB6,934.9 million (US$1,088.2 million) in 2021, mainly attributable to our enhanced monetization efforts, led by an increase in the number of paying users for our value-added services including the premium membership program, live broadcasting services and other value-added services, attracted by the high quality and diversified content on our platform.
Advertising
. Our net revenues from advertising increased by 145.5% from RMB1,842.8 million in 2020 to RMB4,523.4 million (US$709.8 million) in 2021. This increase was primarily attributable to the increasing number of advertisers, which was driven by further recognition of Bilibili’s brand name in China’s online advertising market as well as our offering of innovative, industry-tailored advertising solutions. The increase in our user base also attracted more advertisers to promote their products and services on our platform, especially for the advertisers who operate in our leading content verticals, due to the greater exposure that the advertisements could enjoy on our platform. Our average MAU increased from 185.8 million in 2020 to 249.8 million in 2021.
E-commerce
and Others
. We had RMB1,507.2 million and RMB2,834.5 million (US$444.8 million) of
e-commerce
and other net revenues in 2020 and 2021, respectively. The increase was primarily attributable to the increase in sales of products on our
e-commerce
platform. As our user base increased and more users became engaged in interest-based sub-communities
such as ACG, the demand for ACG related merchandise as well as content offering grew, which drove the increase in our revenues from
e-commerce
and others.

Cost of revenues
Our cost of revenues increased by 67.5% from RMB9,158.8 million in 2020 to RMB15,340.5 million (US$2,407.3 million) in 2021 as all components of cost of revenues increased due to our business growth and the expansion of our user base.
Revenue-sharing costs, increased by 77.1% from RMB4,366.5 million in 2020 to RMB7,733.3 million (US$1,213.5 million) in 2021, primarily due to an increase in revenue-sharing payment made to hosts and content creators on our platform as the number of hosts and content creators on our platform increased.
Content costs increased by 43.7% from RMB1,875.5 million in 2020 to RMB2,694.8 million (US$422.9 million) in 2021, as we continued to expand and diversify our content offerings. We procured anime, documentaries, selected TV shows, movies and variety shows to enrich our content library. Our investment in content costs has contributed to the growth in our users base and the number of average monthly paying user for VAS.
Server and bandwidth costs increased by 37.2% from RMB1,141.3 million in 2020 to RMB1,565.9 million (US$245.7 million) in 2021, primarily due to an increase in server and bandwidth capacity to keep pace with the expansion of our user base and the increase in active users, so as to support a massive and continuously increasing volume of data generated and video views happened on our platform every day.
E-commerce
and other costs increased by 88.5% from RMB1,775.5 million in 2020 to RMB3,346.4 million (US$525.1 million) in 2021, primarily attributable to an increase in cost of goods sold associated with our
e-commerce
business and an increase in staff cost. As our user base increased and more users became engaged in interest-based sub-communities
such as ACG, the demand for ACG related merchandise also grew, which drove the increase in our revenues from
e-commerce.
We endeavored to enlarge the types of goods and enrich the content available on our
e-commerce
platform.
Gross profit
As a result of the foregoing, we had gross profit of RMB4,043.1 million (US$634.5 million) in 2021, compared to gross profit of RMB2,840.2 million in 2020.
Operating expenses
Our total operating expenses increased by 75.1% from RMB5,981.1 million in 2020 to RMB10,472.2 million (US$1,643.3 million) in 2021, as we executed our management strategy to invest in the expansion of our user base and the growth of our business, which led to the increases in sales and marketing expenses, general and administrative expenses, as well as research and development expenses.
Sales and marketing expenses
.
Our sales and marketing expenses increased by 65.9% from RMB3,492.1 million in 2020 to RMB5,794.9 million (US$909.3 million) in 2021, primarily attributable to increased channel and marketing expenses associated with our app and brand, as well as expenses associated with our mobile games’ promotion and an increase in headcount in sales and marketing personnel. Our marketing and promotional expenses increased by 69.8% from RMB3,006.0 million in 2020 to RMB5,102.9 million (US$800.8 million) in 2021, primarily attributable to increased expenses associated with the promotion of our brand and other marketing activities and the promotion of our newly launched mobile games that are exclusively distributed on our platform. We launched a series of campaigns aimed at spreading the Bilibili brand name among a broader audience since the second quarter of 2020, and continued to launch promotional activities in 2021, to help bring an uptick in brand perception and increase brand awareness across different demographics. Our marketing and promotional efforts also include placing advertisements for our newly launched mobile games that are exclusively distributed on our platform, such as Guardian Tales.
General and administrative expenses
.
Our general and administrative expenses increased by 88.3% from RMB976.1 million in 2020 to RMB1,837.5 million (US$288.3 million) in 2021. The increase was primarily attributable to an increase in headcount in general and administrative personnel, and an increase in share-based compensation expenses for these personnel, allowance for doubtful accounts, rental expenses and other general and administrative expenses.

Research and development expenses
.
Our research and development expenses increased by 87.7% from RMB1,513.0 million in 2020 to RMB2,839.9 million (US$445.6 million) in 2021, primarily due to an increase in headcount in research and development personnel, and an increase in share-based compensation expenses for these personnel.
Loss from operations
As a result of the foregoing, we incurred loss from operations of RMB6,429.1 million (US$1,008.9 million) in 2021, compared to loss from operations of RMB3,141.0 million in 2020.
Other income/(expenses)
Investment income/(loss), net
. Net investment income/(loss) primarily includes return earned on financial products issued by banks and other financial institutions, return from investments in money market funds, and the fair value change of investments in publicly traded companies. We had net investment loss of RMB194.2 million (US$30.5 million) in 2021, compared to net investment income of RMB28.2 million in 2020.
Interest income
. Interest income primarily represents interest earned on cash and cash equivalents and time deposits. We had interest income of RMB83.3 million and RMB70.4 million (US$11.0 million) in 2020 and 2021, respectively.
Interest expense.
Interest expense primarily represents interest payment and amortized issuance costs related to long-term debt. We had interest expense of RMB155.5 million (US$24.4 million) in 2021, primarily attributable to our December 2026 Notes issued in November 2021, 2027 Notes issued in June 2020 and our April 2026 Notes issued in April 2019. We had interest expense of RMB108.5 million in 2020, primarily attributable to interest expense related to our April 2026 Notes issued in April 2019 and our 2027 Notes issued in June 2020.
Income tax
We recorded income tax of RMB95.3 million (US$15.0 million) in 2021, compared to RMB53.4 million in 2020.
Net loss
As a result of the foregoing, we incurred net loss of RMB6,808.7 million (US$1,068.4 million) in 2021, compared to net loss of RMB3,054.0 million in 2020.
Year ended December 31, 2020 compared to year ended December 31, 2019
Net revenues
Our net revenues increased by 77.0% from RMB6,777.9 million in 2019 to RMB11,999.0 million in 2020. Across our platform, our average monthly paying users increased from 7.2 million in 2019 to 14.8 million in 2020. In addition, our paying ratio (average monthly paying user / MAU) increased from 6.1% in 2019 to 8.0% in 2020.
Mobile games
. Our net revenues from mobile games increased by 33.5% from RMB3,597.8 million in 2019 to RMB4,803.4 million in 2020. The increase was primarily due to the popularity of our newly launched mobile games. As of December 31, 2020, we operated 43 exclusively distributed mobile games and hundreds of jointly operated mobile games. The average monthly paying user for mobile games increased from 1.2 million in 2019 to 1.8 million in 2020.

VAS
. Our net revenues from VAS increased by 134.4% from RMB1,641.0 million in 2019 to RMB3,845.7 million in 2020, mainly attributable to our enhanced commercialization efforts, led by increases in the number of paying users for our premium membership program, live broadcasting services and other value-added services, attracted by the high quality and diversified content on our platform.
Advertising
. Our net revenues from advertising increased by 125.6% from RMB817.0 million in 2019 to RMB1,842.8 million in 2020. This increase was primarily attributable to further recognition of Bilibili’s brand name in China’s online advertising market. The increase in our user base also attracted more advertisers to promote their products and services on our platform, due to the greater exposure that the advertisements could enjoy on our platform. Our average MAU increased from 117.5 million in 2019 to 185.8 million in 2020.
E-commerce
and Others
. We had RMB722.1 million and RMB1,507.2 million of
e-commerce
and other net revenues in 2019 and 2020, respectively. The increase was primarily attributable to the increase in sales of products on our
e-commerce
platform and
sub-licensing
the licensed content related to S10 League of Legends E-sports global events in China, and recorded other net revenues of RMB330.2 million in 2020. As our user base increased and more users became engaged in interest-based sub-communities
such as ACG, the demand for ACG related merchandise as well as content offering grew, which drove the increase in our revenues from
e-commerce
and others.
Cost of revenues
Our cost of revenues increased by 63.9% from RMB5,587.7 million in 2019 to RMB9,158.8 million in 2020 as all components of cost of revenues increased due to our business growth and the expansion of our user base.
Revenue-sharing costs, increased by 75.1% from RMB2,494.4 million in 2019 to RMB4,366.5 million in 2020, primarily due to an increase in payments made to developers of exclusively distributed games as we rolled out more games, an increase in payments made to distribution channels as we expanded our mobile games and VAS offerings, and an increase in payments made to hosts of live broadcasting and content creators on our platform due to the increase in the numbers of our hosts and content creators.
Content costs increased by 87.3% from RMB1,001.6 million in 2019 to RMB1,875.5 million in 2020 as we continued to expand and diversify our content offerings. We procured anime, documentaries, selected TV shows, movies and variety shows to enrich our content library. We have a large anime libraries. We provided over 3,000 documentaries on our platform in 2020, also showcasing our large documentary repositories. Our investment in content costs has contributed to the growth in our users base and the number of average monthly paying user for VAS.
Server and bandwidth costs increased by 24.1% from RMB919.8 million in 2019 to RMB1,141.3 million in 2020, primarily due to an increase in server and bandwidth capacity to keep pace with the expansion of our user base and the increase in active users, so as to support a massive and continuously increasing volume of data generated and video views happened on our platform every day.
E-commerce
and other costs increased by 51.5% from RMB1,171.9 million in 2019 to RMB1,775.5 million in 2020, primarily attributable to an increase in cost of goods sold associated with our
e-commerce
business and an increase in staff cost. As our user base increased and more users became engaged in interest-based sub-communities
such as ACG, the demand for ACG related merchandise also grew, which drove the increase in our revenues from
e-commerce.
We endeavored to enlarge the types of goods and enrich the content available on our
e-commerce
platform.
Gross profit
As a result of the foregoing, we had gross profit of RMB2,840.2 million in 2020, compared to gross profit of RMB1,190.2 million in 2019.
Operating expenses
Our total operating expenses increased by 122.7% from RMB2,685.4 million in 2019 to RMB5,981.1 million in 2020, as we executed our management strategy to invest in the expansion of our user base and the growth of our business, which led to the increases in sales and marketing expenses, general and administrative expenses, as well as research and development expenses.

Sales and marketing expenses
. Our sales and marketing expenses increased by 191.4% from RMB1,198.5 million in 2019 to RMB3,492.1 million in 2020, primarily attributable to increased channel and marketing expenses associated with our app and brand, as well as expenses associated with our mobile games’ promotion and an increase in headcount in sales and marketing personnel. Our marketing and promotional expenses increased by 221.6% from RMB934.7 million in 2019 to RMB3,006.0 million in 2020, primarily attributable to increased expenses associated with the promotion of our brand and other marketing activities.
General and administrative expenses
. Our general and administrative expenses increased by 64.7% from RMB592.5 million in 2019 to RMB976.1 million in 2020. The increase was primarily attributable to increases in headcount in general and administrative personnel, share-based compensation expenses, allowance for doubtful accounts, rental expenses and other general and administrative expenses.
Research and development expenses
. Our research and development expenses increased by 69.2% from RMB894.4 million in 2019 to RMB1,513.0 million in 2020, primarily due to increases in headcount in research and development personnel, share-based compensation expenses and other research and development expenses.
Loss from operations
We incurred loss from operations of RMB3,141.0 million in 2020, compared to loss from operations of RMB1,495.2 million in 2019, primarily due to the significant increase in sales and marketing expenses, as well as research and development expenses as a result of our management strategy to invest in the expansion of our user base and the growth of our business.
Other income
Investment income, net
. Net investment income primarily includes return earned on financial products issued by banks and other financial institutions, return from investments in money market funds, gain from disposal of long-term investments, and the fair value change of investments in publicly traded companies. We had net investment income of RMB28.2 million in 2020, compared to RMB96.6 million in 2019.
Interest income
. Interest income represents interest earned on cash and cash equivalents and time deposits. We had interest income of RMB162.8 million and RMB83.3 million in 2019 and 2020, respectively.
Interest expense.
Interest expense primarily represents interest payment and amortized issuance costs related to long-term debt. We had interest expense of RMB108.5 million in 2020, primarily attributable to interest expense related to our 2027 Notes issued in June 2020 and our April 2026 Notes issued in April 2019. We had interest expense of RMB46.5 million in 2019, primarily attributable to interest expense related to our 2026 Notes issued in April 2019.
Income tax
We recorded income tax of RMB53.4 million in 2020, compared to RMB35.9 million in 2019.
Net loss
We incurred net loss of RMB3,054.0 million in 2020, compared to net loss of RMB1,303.6 million in 2019, primarily due to the significant increase in sales and marketing expenses, as well as research and development expenses as a result of our management strategy to invest in the expansion of our user base and the growth of our business.
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
Hong Kong
Majority of our subsidiaries incorporated in Hong Kong, such as Hode HK and Bilibili HK Limited, are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Commencing from the year of assessment of 2018, the first HK$2 million of profits earned by one of our subsidiaries incorporated in Hong Kong could be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax.
PRC
Our PRC subsidiaries are subject to PRC EIT on their taxable income in accordance with the relevant PRC income tax laws. Effective from January 1, 2008, the statutory corporate income tax rate is 25%, except for certain entities eligible for preferential tax rates.
For example, in 2017, Hode Information Technology qualified as a HNTE and is eligible for a 15% preferential tax rate effective for three years starting from 2017 to 2019. Hode Information Technology has renewed this qualification which allows it to enjoy a 15% preferential EIT rate for three years starting from 2020 to 2022. In addition, in 2018, Shanghai Bilibili Technology Co., Ltd. qualified as a HNTE and is eligible for a 15% preferential tax rate effective for three years starting from 2018 to 2020. Shanghai Bilibili Technology Co., Ltd. has renewed this qualification which allows it to enjoy a 15% preferential EIT rate for three years starting from 2021 to 2023.
Our other major PRC subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.
We are subject to value-added tax at a rate of 6% for our rendered services and value-added tax at a rate varying from 0% to 16% for goods sold depending on their categories in different periods in 2019, 2020 and 2021. We are subject to surcharges on value-added tax payments in accordance with PRC law. Our advertising and marketing revenues (valued-added tax included) are subject to culture business construction fee at a rate of 3% in the first half year of 2019, which was reduced to 1.5% since July 1, 2019, valid until December 31, 2024, and was exempted in fiscal years of 2020 and 2021 as part of the measures taken by the government to ease the negative impact from
COVID-19
pandemic.

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
If Bilibili, a holding company in the Cayman Islands or any of its subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders or ADS holders.”
Inflation
Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020 and 2021 were increases of 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

B.	Liquidity and Capital Resources
The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flows Data:
Net cash provided by / (used in) operating activities	194,551	753,103	(2,647,008)	(415,372)
Net cash used in investing activities	(3,958,277)	(8,906,821)	(24,578,111)	(3,856,842)
Net cash provided by financing activities	5,078,842	8,335,419	30,389,152	4,768,720
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies	107,513	(466,252)	(319,034)	(50,063)

Net increase in cash and cash equivalents	1,422,629	(284,551)	2,844,999	446,443
Cash and cash equivalents at beginning of the year	3,540,031	4,962,660	4,678,109	734,097

Cash and cash equivalents at end of the year	4,962,660	4,678,109	7,523,108	1,180,540

As of December 31, 2019, 2020 and 2021, respectively, our cash and cash equivalents were RMB4,962.7 million, RMB4,678.1 million and RMB7,523.1 million (US$1,180.5 million). Our cash and cash equivalents primarily consist of cash on hand, demand deposits placed with large reputable banks in the United States and China, and highly liquid investments that are readily convertible to known amounts of cash and with original terms of three months or less. We entered into several one-year
evolving loan facilities with an aggregate principal amount of RMB800.0 million (US$125.5 million) provided by certain financial institutions as of December 31, 2021. As of December 31, 2021, such credit facility had been utilized for RMB700 million (US$109.8 million).

Our principal sources of liquidity had been cash generated from operating activities (from 2019 to 2020), as well as the proceeds we received from our public offerings of ordinary shares, our offerings of convertible senior notes and other financing activities for the past three years.

•
In April 2019, we issued US$500 million in an aggregate principal amount of convertible senior notes due 2026, or the April 2026 Notes. Concurrently with the issuance of April 2026 Notes, we completed a registered offering of ADSs, where we offered 14,173,813 ADSs at a price of US$18.00 per ADS. We raised from the April 2026 Notes and the concurrent registered offering of ADSs a total of US$733.9 million in net proceeds after deducting commissions and offering expenses. In 2021, holders of April 2026 Notes converted in aggregate of US$70.6 million principal amount, and we issued 2,854,253 ADSs to the relevant holders accordingly.

•
In April 2020, we issued 17,310,696 Class Z ordinary shares to Sony Corporation of America for its investment of US$399.4 million in cash after deducting transaction expenses. In June 2020, we issued US$800 million in aggregate principal amount of convertible senior notes due 2027, or the 2027 Notes. We raised from the 2027 Notes US$786.1 million after deducting commissions and offering expenses. In 2021, holders of 2027 Notes converted in aggregate of US$1,000 principal amount, and we issued 24 ADSs to the relevant holders accordingly.

•
In March and April 2021, in connection with our Hong Kong secondary listing, we issued 28,750,000 Class Z Ordinary Shares (including over-allotment of an aggregate of 3,750,000 Class Z ordinary shares in April 2021), consisting of an international offering of 28,000,000 Class Z ordinary shares and a Hong Kong public offering of 750,000 Class Z ordinary shares. We raised from the Global Offering approximately HK$22.9 billion (RMB19.3 billion), after deducting underwriting expenses and other offering expenses.

•
In November 2021, we issued US$1,600 million in aggregate principal amount of convertible senior notes due 2026, or the December 2026 Notes. We raised from December 2026 Notes US$1,576.6 million (RMB10.1 billion) after deducting commissions and offering expenses. In March 2022, our board of directors authorized us to repurchase a portion of our existing December 2026 Notes through privately negotiated transactions. As of the date of this annual report, we repurchased an aggregate principal amount of US$204.0 million of December 2026 Notes with a total cash consideration of US$147.9 million.

The indentures governing the Bilibili Convertible Notes define a “fundamental change” to include, among others: (i) any person or group gaining control of Bilibili Inc., (ii) any recapitalization, reclassification or change of the ordinary shares or ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets; (iii) the shareholders of Bilibili Inc. approving any plan or proposal for the liquidation or dissolution of Bilibili Inc.; (iv) the ADSs (or other common equity or ADSs in respect of common equity underlying the convertible notes) ceasing to be listed on any of The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or any of their respective successors); or (v) any change in or amendment to the laws, regulations and rules of the PRC resulting in our company being legally prohibited from operating substantially all of the business operations conducted by our company unable to continue to derive substantially all of the economic benefits from the business operations conducted by these entities.
If a fundamental change occurs at any time, subject to certain conditions, holders of the Bilibili Convertible Notes may require us to repurchase for cash all or part of their notes in principal amounts of US$1,000 or an integral multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the notes to be repurchased, plus (except in limited circumstances) accrued and unpaid interest to, but excluding, the fundamental change repurchase date. As of December 31, 2021, there was no such event of default or fundamental change.

If an event of default, as defined under the indentures governing the Bilibili Convertible Notes, occurs and is continuing, the trustee by notice to us may, or the holders of at least 25% in principal amount of the outstanding notes by notice to us and the trustee may, and the trustee at the written request of such holders shall (subject to being indemnified and/or secured and/or pre-funded
to its reasonable satisfaction) declare 100% of the principal of and accrued and unpaid interest on all the notes to be due and payable.
In the event of a fundamental change, we may also be required to issue additional ADSs or, in the case of the December 2026 Notes, Class Z ordinary shares in lieu of ADSs if a holder of the December 2026 Notes so elects, upon conversion of the relevant Bilibili Convertible Notes. In addition, upon conversion of the December 2026 Notes, unless we elect to deliver solely ADSs (or Class Z ordinary shares if such holder elects to receive Class Z ordinary shares in lieu of any ADSs deliverable upon conversion) to settle such conversion (other than paying cash in lieu of delivering any fractional ADS), we will be required to make cash payments in respect of the notes being converted.
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
As of December 31, 2021, 19.4% of our cash and cash equivalents were held in China, and 3.5% were held by the VIEs and denominated in Renminbi. Although we consolidate the results of the VIEs and their subsidiaries, we only have access to the assets or earnings of the VIEs and their subsidiaries through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”
In utilizing the proceeds, we received from our initial public offering and other financing activities, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations.
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
Operating activities
Net cash used in operating activities in 2021 was RMB2,647.0 million (US$415.4 million), as compared to net loss of RMB6,808.7 million (US$1,068.4 million) in the same period. The difference was primarily due to an increase of RMB429.5 million (US$67.4 million) in accounts receivable and an increase of RMB1,747.7 million (US$274.3 million) in prepayments and other assets, partially offset by an increase of RMB494.6 million (US$77.6 million) in deferred revenue, an increase of RMB319.7 million (US$50.2 million) in accrued liabilities and other payables and an increase of RMB1,056.8 million (US$165.8 million) in accounts payable. The changes in working capital were attributable to our business expansion, particularly, the expansion of our mobile games operations, diversification of other value-added services offerings and increased advertising revenues, and the increase in sales and marketing expenses. The principal non-cash
items affecting the difference between our net loss and our net cash used in operating activities in 2021 were RMB2,441.8 million (US$383.2 million) in depreciation and amortization of property and equipment, and intangible assets, and RMB999.8 million (US$156.9 million) in share-based compensation expenses.

Net cash provided by operating activities in 2020 was RMB753.1 million, as compared to net loss of RMB3,054.0 million in the same period. The difference was primarily due to an increase of RMB734.8 million in deferred revenue, an increase of RMB651.7 million in accrued liabilities and other payables and an increase of RMB816.1 million in accounts payable, partially offset by an increase of RMB417.2 million in accounts receivable and an increase of RMB610.6 million in prepayments and other assets. The changes in working capital were attributable to our business expansion, particularly, the expansion of our mobile games operations, diversification of other value-added services offerings and increased advertising revenues, and the increase in sales and marketing expenses. The principal non-cash
items affecting the difference between our net loss and our net cash provided by operating activities in 2020 were RMB1,721.6 million in depreciation and amortization of property and equipment, and intangible assets, and RMB385.9 million in share-based compensation expenses.
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
Investing activities
Net cash used in investing activities in 2021 was RMB24.6 billion (US$3.9 billion), primarily due to purchase of short-term investments of RMB71.7 billion (US$11.3 billion), placements of time deposits of RMB10.7 billion (US$1.7 billion), cash paid for long term investments including loans of RMB6.7 billion (US$1.1 billion) and purchase of intangible assets of RMB2.7 billion (US$427.1 million), which primarily consist of licensed copyrights of video content, partially offset by proceeds from maturities of short-term investments of RMB60.5 billion (US$9.5 billion) and maturity of time deposits of RMB7.7 billion (US$1.2 billion).
Net cash used in investing activities in 2020 was RMB8,906.8 million, primarily due to purchase of short-term investments, primarily including money market funds, financial products with variable interest rates referenced to performance of underlying assets issued by commercial banks or other financial institutions and publicly traded companies of RMB26.7 billion, placements of time deposits of RMB10.9 billion, cash paid for long term investments including loans of RMB1.3 billion and purchase of intangible assets of RMB1.6 billion, which primarily consist of licensed copyrights of video content, partially offset by proceeds from maturities of short-term investments of RMB24.9 billion and maturity of time deposits of RMB7.7 billion.
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
Financing activities
Net cash provided by financing activities in 2021 was RMB30.4 billion (US$4.8 billion), primarily attributable to the proceeds we received from our Global Offering of approximately RMB19.3 billion (US$3.0 billion) and the proceeds we received from our offering of December 2026 Notes of RMB10.1 billion (US$1.6 billion).

Net cash provided by financing activities in 2020 was RMB8,335.4 million, primarily attributable to the proceeds we received from our offering of 2027 Notes of RMB5.6 billion and the proceeds we received from our issuance of Class Z ordinary shares to Sony Corporation of America of RMB2.8 billion.
Net cash provided by financing activities in 2019 was RMB5.1 billion, primarily attributable to the proceeds we received from our offerings of April 2026 Notes of RMB3.4 billion and the proceeds we received from our public offerings of ordinary shares of RMB1.6 billion.
Material cash requirements
Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures, operating lease commitments, long-term debt obligations, and purchase obligations.
We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.
Capital expenditures
Our capital expenditures are primarily incurred for purchases of intangible assets and property and equipment. Our capital expenditures were RMB1.6 billion in 2019, RMB2.2 billion in 2020 and RMB3.7 billion (US$0.6 billion) in 2021. Purchases of intangible assets, which primarily consist of licensed copyrights of video content, accounted for 81.1%, 73.1% and 73.8% of our total capital expenditures in 2019, 2020 and 2021, respectively.
Operating lease commitments
Our operating lease commitments consist of the commitments under the lease agreements for our office premises. As of December 31, 2021, the amount of total future lease payments under operating leases, whose weighted average remaining lease term is 2.7 years, was RMB497.6 million (US$78.1 million), of which RMB207.5 (US$32.6 million) million is short-term.
Long-term debt obligations
Our long-term debt obligations consist of the principal amount and cash interests in connection with April 2026 Notes, 2027 Notes and December 2026 Notes.
In 2021, holders of April 2026 Notes converted in aggregate of US$70.6 million principal amount, and we issued 2,854,253 ADSs to the relevant holders accordingly. In 2021, holders of 2027 Notes converted in aggregate of US$1,000 principal amount, and we issued 24 ADSs to the relevant holders accordingly. The balance of the notes converted were derecognized and recorded as ordinary shares and additional paid-in
capital. As of December 31, 2021, the principal amount of April 2026 Notes was RMB2,737.5 million (US$429.4 million), the principal amount of 2027 Notes was RMB5,100.6 million (US$800.0 million), and the principal amount of December 2026 Notes was RMB10,201.1 million (US$1,600.0 million).The effective interest rates of April 2026 Notes, 2027 Notes and December 2026 Notes were 1.74%, 1.52% and 0.80%, respectively.
As of December 31, 2021, RMB153.7 million (US$24.1 million), RMB457.2 million (US$71.7 million) and RMB18.2 billion (US$2.9 billion) in aggregate principle amount and interest expenses related to the 2026 Notes, 2027 Notes and December 2026 Notes are expected to be repaid within one year, in
1-3
years and 3 years afterwards, respectively, unless earlier converted, redeemed or repurchased.
In March 2022, our board of directors authorized us to repurchase a portion of our existing December 2026 Notes through privately negotiated transactions. As of the date of this annual report, We repurchased an aggregate principal amount of US$204.0 million of December 2026 Notes with a total cash consideration of US$147.9 million.

Purchase obligation
Our purchase obligation consists of the commitment under the contract signed in September 2020 to purchase the three-year license for live broadcasting the League of Legends World Championship in China starting from 2020 at an aggregate purchase price of RMB800 million (US$125.5 million). The unpaid purchase price was RMB315.0 million (US$49.4 million) as of December 31, 2021.
We have no entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.
Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.
Holding Company Structure
Bilibili Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China. As a result, Bilibili Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the VIEs in China is required to set aside at least 10% of its after-tax
profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax
profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and the VIEs may allocate a portion of its after-tax
profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, Etc.
Technology, Research and Development
Our technology platform has been designed for reliability, scalability and flexibility and is administered by our in-house
technology department. We have access to a network of approximately 37,000 self-owned and more than 9,000 leased servers across China with power supply and power generator backup as of December 31, 2021.
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
the key words in the video contents. Utilizing various technology models and samples gathered internally or based on regulatory requirements, we build, maintain and continuously update our databases to meet the changing regulatory requirements. Once the content is processed by this technology screening system, the system then extracts fingerprint trails (the technical features that identify and distinguish a video) from the content and sends them to our content screening team for the second-level review. All of the other content, primarily consisting of bullet chats posted by users, is also automatically filtered by our screening system, which utilizes an
AI-based
screening system to conduct semantic analysis on bullet chats to analyse, identify and screen out inappropriate bullet chats. Utilizing our proprietary technology, upon user’s instruction to block certain key words in the bullet chats, our platform can execute this instruction while still streaming the video on a real-time basis without re-loading
the entire video. We employ our proprietary technology to conduct semantic analysis of each user’s favorites, blocks and comments settings, so as to understand each user’s unique preference and customarily filter the bullet chats, so that each user’s bullet chatting viewing experience is customized.
We have developed a series of big data analytics technology and obtained a number of patents in relation to big data storage and computation, interactive query, real-time computation, and other infrastructure, so as to process and analyze a huge amount of data real time with accuracy and stability. For example, we invented a system and methodology to monitor real-time data stream in multi-link transmission which can accurately analyze big data real-time transmission, spot inconsistency in the system within minutes, and promptly react to and report such issues. This technology is applied in data integration, an infrastructure in the big data analytics field, to ensure the completeness of data integration and to facilitate the accuracy of big data analytics, as big data storage, calculation, visualization, application and other upper modules are all computed based on the data generated from the data integration. We also invented a methodology and middleware to access data by combining centralized database, centralized memory cache, local memory cache and local documents cache, so as to improve the stability of the system upon centralized access to data and the efficiency of the system upon large amount of data access, while preventing data inconsistency.
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
Real-time monitoring and support.
We have a network operation support team responsible for the stability and security of our network on a
24-hour,
seven-days-a-week
basis. The primary responsibilities of the team members consist of monitoring system performance, troubleshooting, detecting system error, random sample testing on servers, maintaining equipment, and testing, evaluating and installing hardware and software.
Intellectual Property
We seek to protect our technology, including our proprietary technology infrastructure and core software system, through a combination of patents, copyrights, trademarks, trade secrets and confidentiality agreements. As of December 31, 2021, we have registered approximately 733 patents, 942 registered copyrights, 340 registered domain names, including
www.bilibili.com
, and 5,428 registered trademarks, including “
”. In addition, we had submitted approximately 1,300 additional patent applications and 2,225 trademark applications.

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
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2021 to December 31, 2021 that are reasonably likely to have a material adverse effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Critical Accounting Estimates
We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Our critical accounting estimates require a higher degree of judgment than others in their application and involve a significant level of uncertainty at the time the estimate was made, and changes in them have had or are reasonably likely to have a material effect on our financial condition or results of operations. For a detailed discussion of our significant accounting policies and related judgments, see “Notes to Consolidated Financial Statements – Note 2 Significant Accounting Policies” of our audited consolidated financial statements included elsewhere in this annual report.
Revenue recognition for
in-game
virtual items
We recognize revenue from the sale of
in-game
virtual items in exclusively distributed mobile games over the estimated average playing period of paying players, starting from the point-in-time
when related
in-game
virtual items are delivered to the paying players’ accounts.
Nature of Estimates Required – average playing period of paying players.
The average playing period of paying player is subjected to period assessment. Considering the events or circumstances may change that indicate the change of the estimate, we assessed the average playing period of paying player on a quarterly basis. We make a qualitative and quantitative assessment to determine the average playing period of paying players for each game. If a qualitative and quantitative assessment identifies the change of the average playing period of paying players based on newly available paying players information, we may prospectively apply the change of estimate.
Assumptions Used.
Changes in assumptions or estimates can materially affect average playing period of paying players and, therefore, can affect the test results. The following are key assumptions we use in making the average playing period of paying player for each game:

•
Paying players’ churn rates.
A churn rate is calculated starting from the
point-in-time
when related
in-game
virtual items are delivered to the paying players’ accounts and track populations of paying players who made their initial purchases during the interval period (the “Cohort”). Then, we track the number of paying players from each Cohort who left subsequent to their initial purchase. We make assumptions about the ending point of a paying player’s lifespan beyond the date for which observable data available and extrapolate the actual observed churn rate to arrive at an estimated weighted average playing lifespan for paying players of the selected games.

•
Similarities between newly-launched games and existing games.
We make assumption regarding similarities between newly-launched games and existing games included in and affected our assumptions regarding playing patterns for paying players for other games with similar characteristics with the new games. These assumptions include, but not limited to, paying player type and purchasing frequency.

In connection with our periodic reviews of the estimate, the assumptions are evaluated accordingly considering historical players’ churn rates, playing patterns for paying players and management judgment. Updates to these assumptions will impact the estimate average playing period of paying players and the revenue recognized accordingly. If the estimate average playing period of paying players is extended, the revenue will be recognized over a longer period and vice versa. See Note 2—2. Significant Accounting Policies in the accompanying notes to consolidated financial statements included in this annual report on Form
20-F,
for additional information regarding the revenue recognition of mobile game services.
Impairment on the investment accounted for using the measurement alternative
For those equity investments without significant influence and readily determinable fair value, we record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.
Nature of Estimates Required – Investment accounted for using the measurement alternative.
We assess the impairment on the investment accounted for using the measurement alternative on a quarterly basis, and the assumptions and judgement used in establishing the impairment are evaluated regularly. When an event occurs or circumstances change that indicate the investment accounted for using the measurement alternative may be impaired, we assess qualitative factors to determine whether the fair value of the investment is less than its carrying amount. If the carrying value of the investment accounted for using the measurement alternative is above its fair value, an impairment loss is recognized in an amount equal to the excess. Because the impairment indicator may vary substantially over time, estimating the impairment requires a number of assumptions about matter that are uncertain.
Assumptions and Approach Used – Impairment assessment.
The approach we used to assess investment impairment are based on assumptions and management judgement in considering various factors and events. Many of the factors used in assessing performance and financial position of the investee are outside the control of management, and these assumptions and judgement may change in future periods. Changes in assumptions or management judgement can materially affect to find the impairment indicator, therefore, can affect the test results.
Assumptions and Approach Used – Fair value of the investees.
If the assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. We measure the fair value of the investees based on market approach or income approach.
The market approach relies on the market value (i.e., market capitalization) of companies that are engaged in the same or similar investment of investees being evaluated. In addition, to the extent available we also consider third-party valuations that were prepared for other business purposes.
The income approach is another method for measuring the fair value of the investment and uses cash flow projections. Inherent in the investees’ development of cash flow projections are assumptions and estimates derived from a review of the investees’ operating results, business plan forecasts, expected growth rates, and cost of capital, similar to those a market participant would use to assess fair value. We also make certain assumptions about future economic conditions and other data. Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates may change in future periods.
Changes in assumptions or estimates can materially affect the fair value measurement of the investment and, therefore, can affect the test results. The following are key assumptions we use in making cash flow projections:

•
Business projections.
 We make assumptions about the investees’ business in the marketplace. These assumptions drive our planning assumptions for each revenue streams. We also make assumptions about cost levels (e.g., capacity utilization, cost performance). These projections are derived using investees’ business plan forecasts.

•
Long-term growth rate.
 A growth rate is used to calculate the terminal value of the business and is added to the present value of the debt-free interim cash flows. The growth rate is the expected rate at which the investees’ business unit’s earnings stream is projected to grow beyond the planning period.

•
Discount rate.
 When measuring possible impairment, future cash flows are discounted at a rate that is consistent with a weighted-average cost of capital that we anticipate a potential market participant would use. Weighted-average cost of capital is an estimate of the overall risk-adjusted pre-tax
rate of return expected by equity and debt holders of a business enterprise.

•
Economic projections.
 Assumptions regarding general economic conditions are included in and affect our assumptions regarding industry sales and pricing estimates for the investees’ business. These macroeconomic assumptions include, but are not limited to, regulatory, economic, or technological development, inflation, interest rates, customer preference, and foreign currency exchange rates.

In the year 2021, we assessed the above indicators, then determined that there were impairment indicators and RMB 91.5 million investment impairment were charged. See Note 9. Long-term Investment, Net in the accompanying notes to consolidated financial statements included in this annual report on Form
20-F,
for additional information regarding the impairment investment accounted for using the measurement alternative.
Recent Accounting Pronouncements
A list of recently issued accounting pronouncements that are relevant to us is included in “2. (ee) “ of our audited consolidated financial statements included elsewhere in this annual report on Form
20-F.
Safe Harbor
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
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Rui Chen	44	Chairman of the Board of Directors and Chief Executive Officer
Yi Xu	32	Founder, Director and President

Directors and Executive Officers	Age	Position/Title
Ni Li	36	Vice Chairwoman of the Board of Directors and Chief Operating Officer
JP Gan	50	Independent Director
Eric He	62	Independent Director
Feng Li	48	Independent Director
Guoqi Ding	52	Independent Director
Xin Fan	43	Chief Financial Officer
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
Yi Xu
founded our website in 2009 (which culminated into the commencement of our commercial operations in 2011 and the founding of our company in 2013) and has served as our director and president since December 2013. Mr. Xu has guided the technological development of our company and played an instrumental role in developing various ground-breaking interactive features such as bullet chatting. Throughout the years, Mr. Xu has sought innovative ways to refine, and add new functions to, bullet chatting, which remains one of the most significant interactive features on our online platform. He has also contributed to constant design improvements of the user interface of our online platform. Mr. Xu has also been an opinion leader in our online communities since our inception and led the prosperity of community culture among users, thereby strengthening a strong sense of belonging among users and fostering a vibrant “Bilibili” community. Mr. Xu received his associate degree from Beijing University of Posts and Telecommunications in 2010.
Ni Li
has served as our chief operating officer since November 2014 and vice chairwoman of our board of directors since January 2015. Ms. Li oversees our overall operations and leads the strategic functions including content ecosystem development, monetization initiatives, strategic planning, investments and brand marketing. In the past two years, Ms. Li has built a strong business and operational team. Under her leadership, the team successfully produced blockbusters including New Year’s Eve Gala event and Hou Lang, significantly enhancing Bilibili’s brand awareness and driving the user and revenue growth. Starting from 2021, Ms. Li also chairs our Environmental, Social and Governance Committee. Ms. Li has served as a non-executive
director of Huanxi Media Group Limited (SEHK: 1003) since September 2020. Prior to joining us, Ms. Li was in charge of human resources operations at Cheetah Mobile (NYSE: CMCM) from 2013 to 2014. Previously, Ms. Li founded Goalcareer, a consulting firm serving Fortune 500 companies and startups with a focus in the semiconductor, telecommunication and internet sectors, and worked as its chief executive officer from 2008 to 2012. Ms. Li received her bachelor’s degree in law from Lingnan Normal University in 2008.
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

Eric He
has served as our director since March 2018. He currently also serves as an independent director of 51job (Nasdaq: JOBS) since 2014 and as an independent director of Agora, Inc. (Nasdaq: API) since 2020. Mr. He had served as chief financial officer of JOYY Inc. (previously known as YY Inc.) (Nasdaq: YY) from August 2011 to May 2017. Prior to that, Mr. He served as chief financial officer of Giant Interactive Group, Inc. from March 2007 to August 2011. He served as chief strategy officer of Ninetowns Internet Technology Group from 2004 to 2007. Mr. He received a bachelor’s degree in accounting from National Taipei University and an MBA degree from the Wharton School of Business at the University of Pennsylvania. Mr. He is a Chartered Financial Analyst in the United States and was certified as a member of American Institute of Certified Public Accountants in 1991.
Feng Li
previously served as our director from November 2014 to May 2016, and started to serve as our director again in February 2019. Mr. Li is the founder and CEO of Shanghai Ziyou Investment Management Limited, also known as FreeS Fund, a venture capital firm that manages funds primarily investing in early and growth stage startups in China and overseas, and focuses on the industries of upgraded consuming, key sensors, A.I. and biotech. Prior to founding FreeS Fund, Mr. Li worked as a partner in the venture capital department in IDG Capital, a global network of private equity and venture capital firms. Prior to that, Mr. Li served as deputy vice president of New Oriental School, a leading English teaching and learning school in China. Mr. Li currently serves as a board member of several private internet and technology companies based in China, and has served as Chairman of Secretary Committee of Three Squirrels Inc. (Shenzhen Stock Exchange: 300783) since May 2020. Mr. Li received his bachelor’s degree in Chemistry from Peking University in 1996 and his master’s degree in Chemistry from the University of Rochester in 1998.
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
For the fiscal year ended December 31, 2021, we paid an aggregate of approximately RMB10.6 million (US$1.7 million) in cash to our executive officers, and approximately RMB1.5 million (US$0.2 million) in cash to our non-executive
directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.
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
As of February 28, 2022, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Global Share Plan is 19,880,315 ordinary shares, subject to amendment. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan, or the Award Pool, is initially 6,962,069, provided that, in the event that the aggregate number of shares which may be issued pursuant to all granted awards (including incentive share options) reaches 6,962,069, thereafter the Award Pool of the 2018 Plan shall be increased automatically if and whenever the unissued shares reserved accounts for less than 0.5% of the total number of shares of Bilibili issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting), as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal to 2.5% of the total number of shares of Bilibili issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting).
The aggregate number of Class Z Ordinary Shares available for future grant under the Global Share Plan and the 2018 Plan was 2,752,294 as of February 28, 2022.
The following paragraphs describe the principal terms of the Global Share Plan and the 2018 Plan.
Types of Awards
. The Global Share Plan and the 2018 Plan both permit the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.
Plan Administration.
Our chairman of the board of directors or a committee of one or more members of the board of directors will administer the Global Share Plan. The chairman or the committee, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award under the Global Share Plan. The full board of directors will conduct the general administration of the Global Share Plan if required by applicable laws and with respect to awards granted to the chairman of the board of directors, the committee members (if applicable), independent directors and executive officers of Bilibili. Our board of directors or a committee of one or more members of the board of directors will administer the 2018 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award under the 2018 Plan.
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
Eligibility
. We may grant awards to our employees, directors and consultants of Bilibili under each of the Global Share Plan and the 2018 Plan. In addition, under the 2018 Plan, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.
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
The following table summarizes, as of February 28, 2022, the number of ordinary shares underlying outstanding options granted to several of our directors and executive officers and to other individuals as a group under the Global Share Plan and the 2018 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Rui Chen	*	From nominal to	March 2020	March 2027
	*	US$20.26	November 2020	November 2027
Yi Xu	—
Ni Li	*	Nominal	November 2020	November 2027
Xin Fan	*	From nominal to US$20.26	Various dates from April 2016 to March 2020	Various dates from April 2022 to March 2027
Other grantees	14,583,161	From nominal to US$20.26	Various dates from June 2016 to December 2021	Various dates from June 2022 to December 2028

Total	22,383,161

Note:
*	Less than 1% of our total outstanding shares.
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
Board of Directors
Our board of directors consists of seven directors. A director is not required to hold any shares in Bilibili by way of qualification. Subject to the Nasdaq Stock Market rules, a director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (a) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive
directors has a service contract with us that provides for benefits upon termination of service.

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
Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in Bilibili, including the registration of such shares in our share register.
Terms of Directors and Officers
Our officers are elected by and serve at the discretion of the board of directors. At each annual general meeting one-third
of the directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to but not less than one-third,
shall retire from office by rotation provided that every director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring director shall be eligible for re-election.
The Company, i.e., Bilibili Inc., at the general meeting at which a Director retires may fill the vacated office. The directors to retire by rotation shall include (so far as necessary to obtain the number required) any director who wishes to retire and not to offer himself for re-election.
Any director who has not been subject to retirement by rotation in the three years preceding the annual general meeting shall retire by rotation at such annual general meeting. Any further directors so to retire shall be those who have been longest in office since their last re-election
or appointment and so that as between persons who became or were last re-elected
directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. A director is not required to retire upon reaching any particular age. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

Board Diversity
Board Diversity Matrix (As of February 28, 2022)

Country of Principal Executive Offices:	People’s Republic of China

Foreign Private Issuer	Yes

Disclosure Prohibited Under Home Country Law	No

Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		—
LGBTQ+		—
Did Not Disclose Demographic Background		1

D.	Employees
We had 4,791 employees as of December 31, 2019, 8,646 employees as of December 31, 2020, and 12,281 employees as of December 31, 2021. The following table sets forth the numbers of our employees categorized by function as of December 31, 2021 by function:

As of December 31, 2021
Function:
Platform operations	748
Products and technology	5,946
Content operations	1,793
Content audit	3,160
Management, sales, finance and administration	634

Total	12,281

As of December 31, 2021, we had 8,645 employees in Shanghai, 1,044 employees in Wuhan, 790 employees in Beijing and 1,802 employees in other locations.
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
Except as otherwise noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2022 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.
The calculations in the table below are based on 83,715,114 Class Y ordinary shares and 306,889,473 Class Z ordinary shares outstanding as of February 28, 2022 (excluding 2,767,265 Class Z ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans).
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after February 28, 2022, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class Y Ordinary Shares	Class Z Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power†
Directors and Executive Officers**:
Rui Chen (1)	49,299,006	1,101,000	50,400,006	12.9%	43.1%
Yi Xu (2)	27,216,108	196,100	27,412,208	7.0%	23.8%
Ni Li (3)	7,200,000	1,242,300	8,442,300	2.2%	6.4%
JP Gan (4)	—	*	*	*	*
Eric He (5)	—	*	*	*	*
Feng Li (6)	—	—	—	—	—
Guoqi Ding (7)	—	—	—	—	—
Xin Fan	—	*	*	*	*
All Directors and Executive Officers as a Group	83,715,114	3,394,100	87,109,214	22.2%	73.3%
Principal Shareholders:
Entities affiliated with Rui Chen (8)	49,299,006	—	49,299,006	12.6%	43.1%
Tencent entities (9)	—	43,749,518	43,749,518	11.2%	3.8%
Entity affiliated with Yi Xu (10)	27,216,108	151,100	27,367,208	7.0%	23.8%
Taobao China Holding Limited (11)	—	30,845,657	30,845,657	7.9%	2.7%

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
* *
Except as otherwise indicated below, the business address of our directors and executive officers is c/o Shanghai Hode Information Technology Co., Ltd., Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China.

(1)
Represents (i) 49,299,006 Class Y ordinary shares directly held by Vanship Limited, a business company limited by shares incorporated in British Virgin Islands, and (ii) 1,101,000 Class Z ordinary shares issuable to Mr. Rui Chen upon exercise of options within 60 days after February 28, 2022. Vanship Limited is controlled by The Le Petit Prince Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Chen is the settlor of The Le Petit Prince Trust, and Mr. Chen and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Chen has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Vanship Limited in Bilibili, and, except for Mr. Chen, the other beneficiaries of the trust have no voting rights attached to such shares. There are certain limited circumstances in which the trustee would not be required to comply with such a direction (for example, where a direction may make the trustee subject to criminal sanction or civil liability or where a direction involves a transaction which might have an adverse impact on the reputation of the trustee). The above position would also not apply if Mr. Chen is incapacitated, has released his authority or nominated another person to have such authority in his place.

(2)
Represents (i) 27,216,108 Class Y ordinary shares and 151,100 Class Z ordinary shares directly held by Kami Sama Limited, a business company limited by shares incorporated in British Virgin Islands, and (ii) 45,000 Class Z ordinary shares in the form of ADSs held by Mr. Xu. Kami Sama Limited is controlled by The Homur Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Yi Xu is the settlor of The Homur Trust, and Mr. Xu and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Xu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Kami Sama Limited in Bilibili, and, except for Mr. Xu, the other beneficiaries of the trust have no voting rights attached to such shares. There are certain limited circumstances in which the trustee would not be required to comply with such a direction (for example, where a direction may make the trustee subject to criminal sanction or civil liability or where a direction involves a transaction which might have an adverse impact on the reputation of the trustee). The above position would also not apply if Mr. Xu is incapacitated, has released his authority or nominated another person to have such authority in his place.

(3)
Represents (i) 7,200,000 Class Y ordinary shares and 908,300 Class Z ordinary shares directly held by Saber Lily Limited, a business company limited by shares incorporated in British Virgin Islands, and (ii) 334,000 Class ordinary shares issuable to Ms. Ni Li upon exercise of options within 60 days after February 28, 2022. Saber Lily Limited is controlled by The Fortuna Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Ms. Li is the settlor of The Fortuna Trust, and Ms. Li and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Saber Lily Limited in Bilibili, and, except for Ms. Li, the other beneficiaries of the trust have no voting rights attached to such shares. There are certain limited circumstances in which the trustee would not be required to comply with such a direction (for example, where a direction may make the trustee subject to criminal sanction or civil liability or where a direction involves a transaction which might have an adverse impact on the reputation of the trustee). The above position would also not apply if Ms. Li is incapacitated, has released her authority or nominated another person to have such authority in her place.

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
(8)
Represents 49,299,006 Class Y ordinary shares directly held by Vanship Limited, a business company limited by shares incorporated in British Virgin Islands. The registered address of Vanship Limited is Start Chambers, Wickham’s Cay II., P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(9)
Represents (i) 10,954,357 Class Z ordinary shares directly held by OPH B Limited, a company limited by shares incorporated in British Virgin Islands, and (ii) 32,795,161 Class Z ordinary shares directly held by Tencent Mobility Limited, a limited company incorporated in Hong Kong, based on the Schedule 13G/A filed on February 10, 2020. OPH B Limited and Tencent Mobility Limited are investing entities ultimately controlled by Tencent Holdings Limited, and are collectively referred to as Tencent entities. The registered address of OPH B Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. The registered address of Tencent Mobility Limited is 27/F, Three Pacific Place, No.1 Queen’s Road East, Wanchai, Hong Kong.

(10)
Represents 27,216,108 Class Y ordinary shares and 151,100 Class Z ordinary shares directly held by Kami Sama Limited, a business company limited by shares incorporated in British Virgin Islands. The registered address of Kami Sama Limited is Start Chambers, Wickham’s Cay II., P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(11)
Represents 20,845,657 Class Z ordinary shares and 10,000,000 Class Z ordinary shares in the form of ADSs directly held by Taobao China Holding Limited, a business company limited by shares incorporated in Hong Kong, based on the Schedule 13G amendment filed on February 10, 2022. Taobao China Holding Limited is a wholly-owned subsidiary of Taobao Holding Limited, a business company limited by shares incorporated in Cayman Islands, which is a wholly-owned subsidiary of Alibaba Group Holding Limited, a business company limited by shares incorporated in Cayman Islands. The principal business address of Alibaba Group Holding Limited, Taobao Holding Limited and Taobao China Holding Limited is c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

To our knowledge, as of February 28, 2022, 21,793,256 of our Class Z ordinary shares were held by three record holders in the United States, representing approximately 5.5% of our total outstanding shares on an as converted basis (including the 2,767,265 Class Z ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under the Share Incentive Plans). One of the holders is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 5.5% Class Z ordinary shares on record as of February 28, 2022. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions
Contractual Arrangements with the Relevant VIEs and Their Respective Individual Shareholders
See “Item 4. Information on the Company—C. Organizational Structure.”
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
We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of Bilibili.
Share Incentive Plan
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”
Other Related Party Transactions
Investment transfers.
In June 2019, we transferred several equity investments to an investment fund, and one of our subsidiaries was its limited partner. The cost of the equity investments transfer was RMB465.8 million. The consideration was RMB539.6 million, which was determined based on the estimated fair value of the investments. The difference between the consideration and cost of the investments was recognized as investment income. In July 2020, we acquired certain equity interests of two investments from the investment fund with the consideration of RMB110.0 million, which was based on the estimated fair value of the investments. The balances due from the investment fund as of December 31, 2019, December 31, 2020, and December 31, 2021 were consideration receivables and dividend receivables, which was non-trade
in nature.
Promotional and other services.
For the years ended December 31, 2019, 2020 and 2021, we purchased goods, promotional and other services amounting to RMB87.6 million, RMB35.1 million and RMB117.1 million (US$18.4 million), respectively.

As of December 31, 2019 and 2020, we had RMB195.3 million due from the investment fund and other related parties, and RMB74.2 million due from the investment fund which was non-trade
in nature, respectively. As of December 31, 2021, we had RMB48.1 million due from the investment fund, which was non-trade
in nature.
In July 2019, we entered into a series of agreements to acquire a controlling interest in Chaodian. In September 2020, we acquired noncontrolling interest of Chaodian from certain related parties on which we have significant influence, with purchase consideration of RMB257.3 million. As of December 31, 2021, we had no unpaid consideration due to certain related parties.
Interest bearing loans.
The balances as of December 31, 2020 and 2021 mainly represent interest-bearing loans and interest expenses of RMB105.6 million and RMB279.2 million related to an equity investee, which was non-trade
in nature, and partially offset by the trade payables to the equity investee. Interest rates of loans to the investee incurred in 2020 and 2021 were 2.8% and 4.5%, respectively.
Interest bearing guaranteed loans.
We established an entity with an independent third party and two entities respectively controlled by Mr. Rui Chen and Ms. Ni Li to acquire the land use rights for a parcel of land in Shanghai for future construction. We made capital contribution of RMB1,084.3 million and provided interest-bearing guaranteed loans of an aggregate principal amount of RMB1,701.0 million to an entity for its operation. The annual interest rates of the loans were 3.3%. The balance as of December 31, 2021 represents interest-bearing guaranteed loans and interest expenses related to an entity, which are non-trade
in nature.

C.	Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report.
Legal Proceedings
We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. We are currently involved in approximately 210 lawsuits based on allegations of infringement of third-party copyright due to the content posted on our platform, which are immaterial to our company on an individual basis or a collective basis. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.
Under the current PRC regulatory scheme, a number of regulatory agencies, including but not limited to the NRTA, the NAPP, the MCT, the MIIT, and the CAC, jointly regulate all major aspects of the internet industry, including the mobile internet and mobile games businesses. Operators must obtain various government approvals and licenses for relevant mobile business.
We have obtained Value-added Telecommunication Business Licenses for the provision of value-added telecommunication business, License for Online Transmission of Audio-Visual Programs for the provision of internet audio-visual program services, Online Culture Operating Permits for operation of commercial internet culture activities, and License for Production and Operation of Radio and Television Programs for the radio, television and anime production and operation business. These licenses are essential to the operation of our business and are generally subject to regular government review or renewal.
Under regulations issued by the SAPPRFT, the publication of each online game requires approval from the SAPPRFT, and after the institutional restructuring of the SAPPRFT, we currently apply with the NAPP for the approvals for publishing our games. As of the date of this annual report, we have obtained approvals from the NAPP for all of the domestic and imported online games exclusively operated by us which are in operation in the PRC. For the online games we jointly operate with third parties, we also require them to obtain requisite approvals from the NAPP. In 2019, 2020 and 2021, substantially all of the revenues from our jointly operated mobile games in China were contributed by approximately 60 of our online jointly operated mobile games in the PRC, and all of them have obtained approvals from the NAPP.

The material regulations directly relevant to our business include but not limited to the Administrative Regulations on Internet Audio-Visual Program Service, the Administrative Provisions on Online Audio-Visual Information Services, the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, the Administrative Regulations on Online Live Broadcasting Services, the Notice on Strengthening the Management of Online Show Live Broadcasting and
E-commerce
Live Broadcasting, the Notice on Strengthen the Management of Live Broadcasting Service, Notice on Further Strict Management to Effectively Prevent Minors from Being Addicted to Online Games and the Law of the PRC on the Protection of Minors (2020 Revision). See “Item 4. Information on the Company—B. Business Overview—Regulation” for more information.
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
Bilibili is a holding company incorporated in the Cayman Islands. It may rely on dividends from its subsidiaries in China for its cash requirements, including any payment of dividends to its shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Dividend Distributions.”
If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class Z ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class Z ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to Class Z ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes
We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
ITEM 9. THE OFFER AND LISTING

A.	Offering and Listing Details
See “C. Markets” for our host market and trading symbol. We have a dual-class common share structure in which Class Y ordinary shares have different voting rights from Class Z ordinary shares. Class Y ordinary shares are each entitled to ten votes, whereas Class Z ordinary shares are each entitled to one vote. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Listed Securities—Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class Z ordinary shares and ADSs may view as beneficial.”
Our Class Z ordinary shares have been listed on the Hong Kong Stock Exchange since March 29, 2021 under the stock code “9626.”

B.	Plan of Distribution
Not applicable.

C.	Markets
The ADSs, each representing one Class Z ordinary shares, have been listed on Nasdaq Global Select Market since March 28, 2018. The ADSs trade under the symbol “BILI.”
Our Class Z ordinary shares have been listed on the Hong Kong Stock Exchange since March 29, 2021 under the stock code “9626.”

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
The following are summaries of material provisions of our seventh amended and restated memorandum and articles of association that we have adopted and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.
Objects of Bilibili.
Under our seventh amended and restated memorandum and articles of association, the objects of Bilibili are unrestricted and we have the full power and authority to carry out any object not prohibited by the Companies Act (as amended) or any other law of the Cayman Islands.
Ordinary Shares.
Our ordinary shares are divided into Class Y ordinary shares and Class Z ordinary shares. Holders of our Class Y ordinary shares and Class Z ordinary shares will have the same rights except for voting and conversion rights. Each Class Z Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings, and each Class Y ordinary share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at our general meetings. Class Y ordinary shares shall only be held by a director or a limited partnership, trust, private company or other vehicle wholly owned or wholly controlled by a director. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Bilibili shall not take any action (including the issue or repurchase of shares of any class) that would result in (a) the aggregate number of votes entitled to be cast by all holders of Class Z ordinary shares (for the avoidance of doubt, excluding those who are also holders of Class Y ordinary shares) present at a general meeting to be less than 10% of the votes entitled to be cast by all members at a general meeting; or (b) an increase in the proportion of Class Y ordinary shares to the total number of shares in issue. No further Class Y ordinary shares shall be issued by Bilibili, except with the prior approval of the Hong Kong Stock Exchange under limited circumstances as specified in the seventh amended and restated memorandum and articles of association. In the event Bilibili reduces the number of shares in issue (e.g. through a purchase of its own shares), the holders of Class Y ordinary shares shall reduce their voting rights in Bilibili proportionately, whether through a conversion of a portion of their Class Y ordinary shares or otherwise, if the reduction in the number of shares in issue would otherwise result in an increase in the proportion of Class Y ordinary shares to the total number of shares in issue.

Conversion.
Each Class Y ordinary share is convertible into one Class Z ordinary share at any time at the option of the holder thereof. Class Z ordinary shares are not convertible into Class Y ordinary shares under any circumstances. Subject to the Listing Rules or other applicable laws or regulations, each Class Y ordinary share shall be automatically converted into one Class Z ordinary share upon the occurrence of the following events: (i) the death of the holder of such Class Y ordinary share (or, where the holder is a holding vehicle, the death of the director holding or controlling such vehicle); (ii) the holder of such Class Y ordinary share ceasing to be a director or a holding vehicle for a director for any reason; (iii) the holder of such Class Y ordinary share (or the director holding or controlling the holding vehicle) being deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his duties as a director; (iv) the holder of such Class Y ordinary Share (or the director holding or controlling the holding vehicle) being deemed by the Hong Kong Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules; and (v) the transfer to another person of the beneficial ownership of, or economic interest in, such Class Y ordinary share or the control over the voting rights attached to such Class Y ordinary share (through voting proxies or otherwise), other than certain exceptions as specified in the seventh amended and restated memorandum and articles of association.
Dividends.
The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our seventh amended and restated memorandum and articles of association provide that dividends may be declared and paid out of funds legally available for distribution including our profits, which our board of directors thinks fit. Dividends may also be declared and paid out of share premium account or any other fund or account of Bilibili which can be authorized for this purpose in accordance with the Companies Act. Under the laws of the Cayman Islands, Bilibili may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in Bilibili being unable to pay its debts as they fall due in the ordinary course of business.
Voting Rights.
Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of Bilibili. On a show of hands every shareholder present in person or proxy shall each have one vote and on a poll, each holder of Class Z ordinary shares is entitled to one (1) vote per share and each holder of our Class Y ordinary shares is entitled to ten (10) votes per share on all matters submitted to them for a vote at our general meetings. Bilibili shall not change the terms of the Class Y ordinary shares to increase the number of votes to which each Class Y ordinary share is entitled. Holders of our Class Y ordinary shares and Class Z ordinary shares shall at all times vote together as a single class on all matters submitted to a vote by our shareholders, except as may otherwise be required by law. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of such meeting or any shareholder present in person or by proxy.
A quorum required for a meeting of shareholders consists of one or more shareholders holding in aggregate not less than 10% of all votes attaching to all shares of Bilibili in issue and entitled to vote at such general meeting, present in person or by proxy or, if a corporation or other non-natural
person, by its duly authorized representative. Advance notice of at least twenty-one
(21) calendar days is required for the convening of our annual general meeting and at least fourteen (14) calendar days any other shareholders meetings.
An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting and of which not less than 14 days’ notice has been duly given. A special resolution requires the affirmative vote of no less than three-fourths of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy (or, in the case of corporations, by their authorized representatives) at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of Bilibili, as permitted by the Companies Act and our seventh amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes that will affect the rights of our shareholders.
General Meetings of Shareholders.
At all times during the period commencing from the date on which any of the securities of Bilibili first become listed on the Hong Kong Stock Exchange other than the year of the adoption of the seventh amended and restated memorandum and articles of association, Bilibili shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notice calling it; and not more than 15 months (or such longer period as may be authorized by the Hong Kong Stock Exchange) shall elapse between the date of one annual general meeting of Bilibili and that of the next. The annual general meeting shall be held in Hong Kong or such other territory where any of the securities of Bilibili is listed on a stock exchange in that territory, or elsewhere as may be determined by the board of directors and at such time and place as the board of directors shall appoint.

An annual general meeting of Bilibili shall be called by at least 21 days’ notice in writing, and a general meeting of Bilibili, other than an annual general meeting, shall be called by at least 14 days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given. A quorum required for any general meeting of shareholders consists of at least one shareholder present in person or by proxy (or, if a corporation or other non-natural
person, by its authorized representative), representing not less than 10% of all votes attaching to all of our shares in issue and entitled to vote at such general meeting. Where a general meeting is postponed by our directors, such meeting shall be postponed to a specific date, time and place.
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our seventh amended and restated memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than 10% of the votes attaching to all the issued and outstanding shares of Bilibili that as at the date of the deposit carry the right to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our seventh amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.
Transfer of Ordinary Shares.
Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing, and shall be executed by or on behalf of the transferor, and in respect a nil or partly paid up share, or if our directors so requires, signed on behalf of the transferee.
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
If our directors refuse to register a transfer they shall, within three (3) calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.
The registration of transfers may, after compliance with any notice required of the Nasdaq Stock Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided that the registration of transfers shall not be suspended nor the register closed for more than thirty (30) days in any calendar year.

Liquidation.
On the winding up of Bilibili, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to Bilibili for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, such assets will be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the par value of the shares held by them.
Calls on Shares and Forfeiture of Shares.
Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least fourteen (14) calendar days prior to the specified time of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Shares.
We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors, or by the shareholders by special resolutions. Bilibili may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders or otherwise authorized by our seventh amended and restated memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of Bilibili’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if Bilibili can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, or (b) if such redemption or repurchase would result in there being no shareholders of the company holding shares other than treasury shares, or (c) if the company has commenced liquidation. In addition, Bilibili may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares.
If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares may, subject to any rights or restrictions for the time being attached to any class of shares, only be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of the class by the holders of three-fourths of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with such existing class of shares or with enhanced or weighted voting rights or subsequent to such creation or issue, the redemption or repurchase of such shares.
Issuance of Additional Shares.
Our seventh amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
Our seventh amended and restated memorandum of articles and association also authorizes our board of directors to establish by ordinary resolutions from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.
Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.
Inspection of Books and Records.
During the period commencing from the date on which any of the securities of Bilibili first become listed on the Hong Kong Stock Exchange (except when the register is closed), any shareholder may inspect during business hours any register maintained in Hong Kong without charge and require the provision to him of copies or extracts thereof in all respects as if Bilibili were incorporated under and were subject to the Companies Ordinance, Cap. 622 of the Laws of Hong Kong as amended from time to time.

Anti-Takeover Provisions.
Some provisions of our seventh amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of Bilibili or management that shareholders may consider favorable, including provisions that:

•
authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.
However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our seventh amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of Bilibili.
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
“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

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
See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange Control.”

E.	Taxation
The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, China and the United States.
Cayman Islands Taxation
According to Walkers (Hong Kong), our Cayman counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by Bilibili. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.
Bilibili has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained an undertaking from the Government of the Cayman Islands as to tax concessions under the Tax Concessions Act (as amended). In accordance with the provision of Section 6 of The Tax Concessions Act (as amended), the Governor in Cabinet undertakes with Bilibili:

•	that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to Bilibili or its operations; and

•	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

•	on or in respect of the shares, debentures or other obligations of Bilibili; or

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
If the PRC tax authorities determine that Bilibili Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident
enterprises, including the holders of the ADSs. In addition, non-resident
enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC
individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC
individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC
shareholders of Bilibili Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that Bilibili Inc. is treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders or ADS holders.”
U.S. Federal Income Tax Considerations
The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market
treatment,
tax-exempt
organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, investors required to accelerate the recognition of any item of gross income with respect to the ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the ownership or disposition of the ADSs or ordinary shares or the Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and
non-U.S.
income and other tax considerations of an investment in the ADSs or ordinary shares.

General
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.
If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.
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
Although the law in this regard is not entirely clear, we treat the VIEs as being owned by us for U.S. federal income tax purposes, because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the stock of the VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.
Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2021, and based upon our current income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet, and the value of the ADSs, we do not presently expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not expect to be or become a PFIC in the current or future taxable years, no assurance can be given that we are not or will not become classified as a PFIC because the determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend, in part, upon the composition of our assets and income, and the continued existence of our goodwill at that time. Fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market value of the ADSs from time to time (which may be volatile). In particular, recent fluctuations in the market price of the ADSs increased our risk of becoming a PFIC. The market price of the ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or ordinary shares.
The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are treated as a PFIC are generally discussed below under “Passive Foreign Investment Company Rules.”
Dividends
Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any tax withheld) paid on the ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes.
A
non-corporate
U.S. Holder will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A
non-U.S.
corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. The ADSs are considered to be readily tradable on the Nasdaq Global Select Market, which is an established securities market in the United States. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years.
In the event that we are deemed to be a PRC resident enterprise under the PRC EIT Law, we may be eligible for the benefits of the
U.S.-PRC
income tax treaty (the “Treaty”), which the U.S. Treasury Department has determined is satisfactory for this purpose, and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares, or ADSs. Each non-corporate
U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to the ADSs or ordinary shares. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.
Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—PRC Taxation.” In that case, depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on the ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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
As described in “Item 10. Additional Information—E. Taxation—PRC Taxation,” if we are deemed to be a PRC resident enterprise under the EIT Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as
PRC-source
income under the Treaty. Pursuant to recently issued U.S. Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued U.S. Treasury Regulations.
Passive Foreign Investment Company Rules
If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market
election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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
If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market
election with respect to such stock. The
mark-to-market
election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The ADSs are listed on the Nasdaq Global Select Market, which is an established securities market in the United States. Consequently, if the ADSs continue to be listed on the Nasdaq Global Select Market and are regularly traded, we expect that the mark-to-market
election would be available to a U.S. Holder that holds the ADSs were we to be or become a PFIC. The ADSs are expected to qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market
election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market
election. If a U.S. Holder makes a
mark-to-market
election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market
election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market
election. If a U.S. Holder makes a
mark-to-market
election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer treated as marketable stock or the IRS consents to the revocation of the election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the Nasdaq Global Select Market. Consequently, if a U.S. Holder holds ordinary shares that are not represented by ADSs, such holder will generally not be eligible to make a mark-to-market
election if we are or were to become a PFIC.
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
If a U.S. Holder owns the ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding and disposing ADSs or ordinary shares if we are or become treated as a PFIC, including the possibility of making a mark-to-market
election.

F.	Dividends and Paying Agents
Not applicable.

G.	Statement by Experts
Not applicable.

H.	Documents on Display
We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form
20-F
within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at
www.sec.gov
. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
We will furnish Deutsche Bank Trust Company Americas, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form
20-F
on our website at http://ir.bilibili.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Foreign exchange risk
Substantially all of our revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of the investment in the ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.
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
As of December 31, 2021, we had U.S. dollar-denominated cash and cash equivalents and time deposits of US$2,197.0 million. If the U.S. dollar had appreciated or depreciated by 10% against the Renminbi, we would have had an increase or decrease of RMB1,400.7 million of cash and cash equivalents and time deposits.
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
The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2021, we were entitled to receive approximately US$4.3 million reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense in connection with such programs.
Dealings and Settlement of Class Z Ordinary Shares in Hong Kong
Our Class Z ordinary shares now trade on the Hong Kong Stock Exchange in board lots of 20 ordinary shares. Dealings in our Class Z ordinary shares on the Hong Kong Stock Exchange are conducted in Hong Kong dollars.
The transaction costs of dealings in our Class Z ordinary shares on the Hong Kong Stock Exchange include:

•	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;

•	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;

•	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;

•	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;

•	ad valorem stamp duty at a total rate of 0.26% of the value of the transaction, with 0.13% payable by each of the buyer and the seller;

•	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;

•
brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and

•
the Hong Kong Share Registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors must settle their trades executed on the Hong Kong Stock Exchange through their brokers directly or through custodians. For an investor who has deposited his or her Class Z ordinary shares in his or her stock account or in his or her designated CCASS participant’s stock account maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his or her broker or custodian before the settlement date.

Conversion between Class Z Ordinary Shares Trading in Hong Kong and ADSs
In connection with the listing of our Class Z ordinary shares on the Hong Kong Stock Exchange, we have established a branch register of members in Hong Kong, or the Hong Kong share register, which is maintained by our Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, or the Cayman share register, continues to be maintained by our Principal Share Registrar, Walkers Corporate Limited.
All Class Z ordinary shares offered in the Global Offering are registered on the Hong Kong share register in order to be listed and traded on the Hong Kong Stock Exchange. As described in further detail below, holders of Class Z ordinary shares registered on the Hong Kong share register are able to convert these shares into ADSs, and vice versa.
In connection with our listing in Hong Kong, and to facilitate fungibility and conversion between ADSs and Class Z ordinary shares and trading between Nasdaq and the Hong Kong Stock Exchange, we have moved a portion of our issued Class Z ordinary shares from our register of members maintained in the Cayman Islands to our Hong Kong share register.
The ADSs
The ADSs are traded on the Nasdaq. Dealings in the ADSs on the Nasdaq are conducted in U.S. Dollars.
ADSs may be held either:

•
directly (a) by having an American Depositary Receipt (ADR), which is a certificate evidencing a specific number of ADSs, registered in the holder’s name, or (b) by holding uncertificated ADSs in the direct registration system; or

•	indirectly, through the holder’s broker or other financial institution.
The depositary for the ADSs is Deutsche Bank Trust Company Americas, whose office is located at 1 Columbus Circle, 17th Floor, New York, NY 10019, USA.
Converting Class Z Ordinary Shares Trading in Hong Kong into ADSs
An investor who holds Class Z ordinary shares registered in Hong Kong and who intends to convert them to ADSs to trade on the Nasdaq must deposit or have his or her broker deposit the Class Z ordinary shares with the depositary’s Hong Kong custodian, Deutsche Bank AG, Hong Kong Branch, or the custodian, in exchange for ADSs.
A deposit of Class Z ordinary shares trading in Hong Kong in exchange for ADSs involves the following procedures:

•
If Class Z ordinary shares have been deposited with CCASS, the investor must transfer ordinary shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.

•
If Class Z ordinary shares are held outside CCASS, the investor must arrange to deposit his or her Class Z ordinary shares into CCASS for delivery to the depositary’s account with the custodian within CCASS, submit and deliver a duly completed and signed letter of transmittal to the custodian.

•
Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will issue the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs to the designated DTC account of the person(s) designated by an investor or his or her broker.

For Class Z ordinary shares deposited in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions. For Class Z ordinary shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the procedures are completed.
Converting ADSs to Class Z Ordinary Shares Trading in Hong Kong
An investor who holds ADSs and who intends to convert his/her ADSs into Class Z ordinary shares to trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw Class Z ordinary shares from our ADS program and cause his or her broker or other financial institution to trade such Class Z ordinary shares on the Hong Kong Stock Exchange.
An investor that holds ADSs indirectly through a broker should follow the broker’s procedure and instruct the broker to arrange for cancelation of the ADSs, and transfer of the underlying Class Z ordinary shares from the depositary’s account with the custodian within the CCASS system to the investor’s Hong Kong stock account.
For investors holding ADSs directly, the following steps must be taken:

•
To withdraw Class Z ordinary shares from our ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary. Such instructions must have a Medallion signature guarantee.

•
Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will instruct the custodian to deliver Class Z ordinary shares underlying the canceled ADSs to the CCASS account designated by an investor.

•
If an investor prefers to receive Class Z ordinary shares outside CCASS, he or she must receive ordinary shares in CCASS first and then arrange for withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register Class Z ordinary shares in their own names with the Hong Kong Share Registrar.

For Class Z ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions. For Class Z ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the Class Z ordinary shares on the Hong Kong Stock Exchange until the procedures are completed.
Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancellations. In addition, completion of the above steps and procedures is subject to there being a sufficient number of Class Z ordinary shares on the Hong Kong share registrar to facilitate a withdrawal from the ADS program directly into the CCASS system. We are not under any obligation to maintain or increase the number of Class Z ordinary shares on the Hong Kong share register to facilitate such withdrawals.
Depositary Requirements
Before the depositary issues ADSs or permits withdrawal of Class Z ordinary shares, the depositary may require:

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including, but not limited to, completion and presentation of transfer documents.

The depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the depositary or our Hong Kong or Cayman Share Registrar are closed or at any time if the depositary or we determine it advisable to do so, subject to such refusal complying with U.S. federal securities laws.
All costs attributable to the transfer of Class Z ordinary shares to effect a withdrawal from or deposit of Class Z ordinary shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of Class Z ordinary shares and ADSs should note that the Hong Kong Share Registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Class Z ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of Class Z ordinary shares and ADSs must pay up to US$5.00 (or less) per 100 ADSs for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of Class Z ordinary shares into, or withdrawal of ordinary shares from, our ADS program.

PART II.
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Material Modifications to the Rights of Security Holders
See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.
Use of Proceeds
We filed
F-1
Registration Statement in relation to our initial public offering of 42,000,000 ADSs representing 42,000,000 Class Z ordinary shares, at an initial offering price of US$11.50 per ADS Morgan Stanley & Co. International plc, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC were the representatives of the underwriters for our IPO.
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
For the period from March 27, 2018, the date that the Form
F-1
was declared effective by the SEC, to December 31, 2021, we used all of the net proceeds from our initial public offering for research and development, sales and marketing, general corporate purposes and working capital, including strategic investments and acquisitions.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules
13a-15(e)
of the Exchange Act, as of December 31, 2021. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules
13a-15
(f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
Attestation Report of the Independent Registered Public Accounting Firm
PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2021 as stated in its report, which appears on page
F-2
of this annual report on Form
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
ITEM 16B. CODE OF ETHICS
Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in February 2018 which was amended in July 2021. We have posted a copy of our code of business conduct and ethics on our website at
http://ir.bilibili.com/
.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP and affiliates, our principal external auditors, for the periods indicated.

	For the Year Ended December 31,
	2019	2020	2021
	(RMB in thousands)
Audit fees (1)	9,128	9,128	23,025
Audit-related fees (2)	3,650	1,500	2,000
Tax fees (3)	1,050	385	2,436
Other fees (4)	150	150	174

(1)
“Audit fees” means the aggregate fees incurred for each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC. In 2019 and 2020, the audit refers to financial statement audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. In 2021, the audit refers to financial statement audit, audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and assurance services rendered in connection with our HK IPO in 2021.

(2)
“Audit-related fees” means the aggregate fees incurred for the issuance of comfort letters in connection with the offering of the April 2026 Notes and concurrent offering of additional ADSs in April 2019, and permissible services to review and comment on the design of internal control over financial reporting rendered by our principal auditors in 2019. In 2020 and 2021, the audit-related fees refer to the aggregate fees incurred for the issuance of comfort letters in connection with the offering of the 2027 Notes in May 2020 and December 2026 Notes in November 2021.

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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
In the fiscal year ended December 31, 2021, there has not been any purchase made by or on behalf of the issuer or any “affiliated purchase,” as defined in
§240.10b-18(a)(3),
of shares or other units of any class of the issuer’s equity securities that is registered by the issuer pursuant to section 12 of the Exchange Act (15 U.S.C. 781).
On March 3, 2022, our board of directors authorized a share repurchase program under which we may repurchase up to US$500 million of the ADSs for the next 24 months. The proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. We plan to fund the repurchases from our existing cash balance. In addition, Mr. Rui Chen has informed us of his intention to use his personal funds to purchase up to US$10 million of the ADSs in the open market for the next 24 months.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
Rule 5635(c) of the Nasdaq Rules requires a Nasdaq-listed company to obtain its shareholders’ approval of all equity compensation plans, including stock plans, and any material amendments to such plans. Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. We currently follow our home country practice that does not require us to seek shareholder approval for amending share incentive plans. Therefore, our shareholders are afforded less protection than they otherwise would under the Nasdaq Global Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Listed Securities—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards, and these practices may afford less protection to shareholders than shareholders would enjoy if we complied fully with the Nasdaq corporate governance listing standards.” In the future, we may rely on other exemptions provided by Nasdaq.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.
Not applicable.

PART III.
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of Bilibili Inc. are included at the end of this annual report.
ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Seventh Amended and Restated Memorandum and Articles of Association of the Registrant of the Registrant (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K, furnished with the Securities and Exchange Commission on September 1, 2021 (File No. 001-38429))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3) (incorporated herein by reference to Exhibit 4.3 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

2.2	Registrant’s Specimen Certificate for Class Z Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

2.3	Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the Form S-8, as amended, initially filed on July 18, 2018 (File No.333- 226216))

2.4	Fourth Amended and Restated Shareholders’ Agreement between the Registrant and other parties thereto dated April 1, 2017 (incorporated herein by reference to Exhibit 4.4 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

2.5	Indenture, dated April 5, 2019 constituting US$500 million 1.375% Convertible Senior Notes Due 2026 (incorporated herein by reference to Exhibit 2.5 to the Form 20-F, as amended, initially filed on March 27, 2020 (File No. 001-38429))

2.6	Indenture, dated June 2, 2020 constituting US$800 million 1.25% Convertible Senior Notes Due 2027 (incorporated herein by reference to Exhibit 2.6 to the Form 20-F, as amended, initially filed on March 23, 2021 (File No. 001-38429))

2.7*	Indenture, dated November 23, 2021 constituting US$1,600 million 0.500% Convertible Senior Notes Due 2026

2.8*	Description of Securities

2.9	Registrant’s Form of Class Z Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K, furnished with the Securities and Exchange Commission on March 23, 2021 (File No. 001-38429))

4.1	Global Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.2	Amended and Restated 2018 Share Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the Form 20-F, as amended, initially filed on March 27, 2020 (File No. 001-38429))

4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

Exhibit Number	Description of Document

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.5*	English translation of the form of Power of Attorney granted by the shareholders of VIEs

4.6*	English translation of the form of Equity Pledge Agreement among a WFOE, a VIE and shareholders of such VIE

4.7*	English translation of the form of Exclusive Business Cooperation Agreement between a WFOE and a VIE

4.8*	English translation of the form of Exclusive Option Agreement among a WFOE, a VIE and shareholders of such VIE

4.9*	English translation of the Letter of Undertakings granted by spouses of the shareholders of VIEs

4.10	Share Purchase Agreement between the Registrant and other parties thereto, dated April 1, 2017 (incorporated herein by reference to Exhibit 10.15 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.11	Share Purchase and Investor Rights Agreement entered between Bilibili Inc. and Tencent Mobility Limited dated as of October 3, 2018 (incorporated herein by reference to Exhibit 4.16 to the Form 20-F, as amended, initially filed on March 29, 2019 (File No. 001-38429))

8.1*	Major subsidiaries and consolidated affiliated entities of the Registrant

11.1*	Amended Code of Business Conduct and Ethics of the Registrant

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Walkers (Hong Kong)

15.2*	Consent of Tian Yuan Law Firm

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

101.INS**	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH**	Inline XBRL Taxonomy Extension Scheme Document

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.

**	Furnished with this Annual Report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Bilibili Inc.

By:	/s/ Rui Chen
Name:	Rui Chen
Title:	Chairman of the Board of Directors and Chief Executive Officer
Date: April 25, 2022

F-1

Report of Independent Registered Public Accounting Firm
To the
Board of Directors and Shareholders of Bilibili Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Bilibili Inc. and its subsidiaries
(the “Company”) as of December 31, 2021 and 2020,
and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”).
We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated
financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020
,
and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control - Integrated Framework
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

F-2

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
Revenue recognition for in-game virtual items
As described in Note 2(v) to the consolidated financial statements, revenues from mobile game services were RMB5,090.9 million for the year ended December 31, 2021. The Company recognized revenue from the sale of in-game virtual items in exclusively distributed mobile games over the estimated average playing period of paying players, starting from the point-in-time when related in-game virtual items are delivered to the paying players’ accounts. The Company has estimated the average playing period of paying players for each game, usually between two to nine months. Management estimated the average playing period of paying players for each game, which involved the use of assumptions, including the churn rates and the similarities between newly-launched games and existing games, such as paying player type and purchasing frequency, when a new game is launched and only a limited period of paying player data is available.

F-3

The principal consideration for our determination that performing procedures relating to revenue recognition for in-game virtual items is a critical audit matter is the significant judgment by management in estimating the average playing period of paying players. This in turn led to significant auditor judgment, subjectivity and effort in performing procedures and in evaluating management’s assumptions used in developing these estimates, including the churn rates and the similarities between newly-launched games and existing games.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the estimation of the average playing period of paying players for each game. These procedures also included, among others, testing management’s process to estimate the average playing period of paying players by (i) testing the completeness and accuracy of data used; (ii) testing the mathematic accuracy of the calculation; and (iii) evaluating the reasonableness of the churn rates with reference to historical data, and the reasonableness of the underlying assumption of the similarities between newly-launched games and existing games based on the characteristics of mobile games and playing patterns of paying players, including paying player type and purchasing frequency.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 25, 2022
We have served as the Company’s auditor since 2017.

F-4

BILIBILI INC.
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share data)

	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
			Note 2(e)
Assets
Current assets:
Cash and cash equivalents	4,678,109	7,523,108	1,180,540
Time deposits	4,720,089	7,632,334	1,197,680
Accounts receivable, net	1,053,641	1,382,328	216,917
Amount due from related parties	164,732	2,041,316	320,327
Prepayments and other current assets	1,765,787	2,807,048	440,487
Short-term investments	3,357,189	15,060,722	2,363,356

Total current assets	15,739,547	36,446,856	5,719,307

Non-current assets:
Property and equipment, net	761,941	1,350,256	211,885
Production cost, net	667,876	1,083,772	170,067
Intangible assets, net	2,356,959	3,835,600	601,889
Deferred tax assets	20,918	36,355	5,705
Goodwill	1,295,786	2,338,303	366,931
Long-term investments, net	2,232,938	5,502,524	863,466
Other long-term assets	789,643	1,459,485	229,025

Total non-current assets	8,126,061	15,606,295	2,448,968

Total assets	23,865,608	52,053,151	8,168,275

Liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB8,819.5 million and RMB14,967.9 million as of December 31, 2020 and 2021, respectively)
Current liabilities:
Accounts payable	3,074,298	4,360,906	684,321
Salary and welfare payable	734,376	995,451	156,208
Taxes payable	127,192	203,770	31,976
Short-term loans	100,000	1,232,106	193,344
Deferred revenue	2,118,006	2,645,389	415,119
Accrued liabilities and other payables	1,237,676	2,416,955	379,273
Amount due to related parties	—	216,434	33,963

Total current liabilities	7,391,548	12,071,011	1,894,204

Non-current liabilities:
Long-term debt	8,340,922	17,784,092	2,790,712
Other long-term liabilities	350,934	481,982	75,634

Total non-current liabilities	8,691,856	18,266,074	2,866,346

Total liabilities	16,083,404	30,337,085	4,760,550

Commitments and contingencies (Note 19)

F-
5

BILIBILI INC.
CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except for share data)

	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
			Note 2(e)
Shareholders’ equity
Ordinary shares:
Class Y Ordinary Shares (US$0.0001 par value; 100,000,000 shares authorized, 83,715,114 shares issued and outstanding as of December 31, 2020; US$0.0001 par value; 100,000,000 shares authorized, 83,715,114 shares issued and outstanding as of December 31, 2021)	52	52	8
Class Z Ordinary Shares (US$0.0001 par value; 9,800,000,000 shares authorized, 271,507,165 shares issued, 268,204,838 shares outstanding as of December 31, 2020; 9,800,000,000 shares authorized, 309,656,738 shares issued, 306,889,473 shares outstanding as of December 31, 2021)	172	199	31
Additional paid-in capital	14,616,302	35,929,961	5,638,195
Statutory reserves	17,884	24,621	3,864
Accumulated other comprehensive income/(loss)	141,129	(279,862)	(43,916)
Accumulated deficit	(7,175,339)	(13,971,304)	(2,192,403)

Total Bilibili Inc.’s shareholders’ equity	7,600,200	21,703,667	3,405,779

Noncontrolling interests	182,004	12,399	1,946

Total shareholders’ equity	7,782,204	21,716,066	3,407,725

Total liabilities and shareholders’ equity	23,865,608	52,053,151	8,168,275

The accompanying notes are an integral part of these consolidated financial statements.

F-
6

BILIBILI INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$ Note 2(e)
Net revenues	6,777,922	11,998,976	19,383,684	3,041,722

Cost of revenues	(5,587,673)	(9,158,800)	(15,340,537)	(2,407,265)

Gross profit	1,190,249	2,840,176	4,043,147	634,457
Operating expenses:
Sales and marketing expenses	(1,198,516)	(3,492,091)	(5,794,853)	(909,339)
General and administrative expenses	(592,497)	(976,082)	(1,837,506)	(288,345)
Research and development expenses	(894,411)	(1,512,966)	(2,839,862)	(445,636)

Total operating expenses	(2,685,424)	(5,981,139)	(10,472,221)	(1,643,320)

Loss from operations	(1,495,175)	(3,140,963)	(6,429,074)	(1,008,863)
Other income/(expense):
Investment income/(loss), net (including impairments)	96,610	28,203	(194,183)	(30,472)
Interest income	162,782	83,301	70,367	11,042
Interest expense	(46,543)	(108,547)	(155,467)	(24,396)
Exchange (losses)/gains	(11,789)	41,717	(15,504)	(2,433)
Others, net	26,412	95,641	10,411	1,634

Total other income/(expense), net	227,472	140,315	(284,376)	(44,625)

Loss before tax	(1,267,703)	(3,000,648)	(6,713,450)	(1,053,488)

Income tax	(35,867)	(53,369)	(95,289)	(14,953)

Net loss	(1,303,570)	(3,054,017)	(6,808,739)	(1,068,441)
Accretion to redeemable noncontrolling interests	—	(4,292)	—	—
Net loss attributable to noncontrolling interests	14,597	46,605	19,511	3,062

Net loss attributable to the Bilibili Inc.’s shareholders	(1,288,973)	(3,011,704)	(6,789,228)	(1,065,379)

Net loss	(1,303,570)	(3,054,017)	(6,808,739)	(1,068,441)

Other comprehensive income/(loss):
Foreign currency translation adjustments	140,152	(325,100)	(420,991)	(66,063)
Total other comprehensive income/(loss)	140,152	(325,100)	(420,991)	(66,063)

Total comprehensive loss	(1,163,418)	(3,379,117)	(7,229,730)	(1,134,504)

Accretion to redeemable noncontrolling interests	—	(4,292)	—	—
Net loss attributable to noncontrolling interests	14,597	46,605	19,511	3,062

Comprehensive loss attributable to the Bilibili Inc.’s shareholders	(1,148,821)	(3,336,804)	(7,210,219)	(1,131,442)

Net loss per share, basic	(3.99)	(8.71)	(17.87)	(2.80)
Net loss per share, diluted	(3.99)	(8.71)	(17.87)	(2.80)
Net loss per ADS, basic	(3.99)	(8.71)	(17.87)	(2.80)
Net loss per ADS, diluted	(3.99)	(8.71)	(17.87)	(2.80)
Weighted average number of ordinary shares, basic	323,161,680	345,816,023	379,898,121	379,898,121
Weighted average number of ordinary shares, diluted	323,161,680	345,816,023	379,898,121	379,898,121
Weighted average number of ADS, basic	323,161,680	345,816,023	379,898,121	379,898,121
Weighted average number of ADS, diluted	323,161,680	345,816,023	379,898,121	379,898,121
Share-based compensation expenses included in :
Cost of revenues	23,281	37,087	76,232	11,962
Sales and marketing expenses	14,269	40,808	53,452	8,388
General and administrative expenses	68,497	181,753	553,526	86,860
Research and development expenses	66,503	126,250	316,607	49,683
The accompanying notes are an integral part of these consolidated financial statements.

F-
7

BILIBILI INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(All amounts in thousands, except for share data)

	Ordinary shares
	Class Y Ordinary Shares		Class Z Ordinary Shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Noncontrolling interests	Total shareholders’ equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at December 31, 2018	85,364,814	53	226,323,075	144	9,459,546	7,666	326,077	(2,842,690)	240,406	7,191,202
Net los s	—	—	—	—	—	—	—	(1,288,973)	(14,597)	(1,303,570)
Share-based compensation	—	—	—	—	172,550	—	—	—	—	172,550
Issuance of ordinary shares, net of issuance costs of US$9,376	—	—	14,173,813	10	1,647,701	—	—	—	—	1,647,711
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	30,000	30,000
Consolidation of an entity under common control	—	—	—	—	(488,463)	—	—	(8,146)	426,448	(70,161)
Purchase of noncontrolling interests	—	—	—	—	(73,144)	—	—	—	(102,480)	(175,624)
Share issuance from exercise of share options	—	—	2,254,453	1	—	—	—	—	—	1
Deconsolidation of a subsidiary	—	—	—	—	—	—	—	—	4,199	4,199
Appropriation to statutory reserves	—	—	—	—	—	5,797	—	(5,797)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	140,152	—	—	140,152

Balance at December 31, 2019	85,364,814	53	242,751,341	155	10,718,190	13,463	466,229	(4,145,606)	583,976	7,636,460

The accompanying notes are an integral part of these consolidated financial statements.

F-
8

BILIBILI INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)
(All amounts in thousands, except for share data)

	Ordinary shares
	Class Y Ordinary Shares		Class Z Ordinary Shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Noncontrolling interests	Total shareholders’ equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at December 31, 2019	85,364,814	53	242,751,341	155	10,718,190	13,463	466,229	(4,145,606)	583,976	7,636,460
Net los s	—	—	—	—	—	—	—	(3,007,412)	(46,605)	(3,054,017)
Impact of adoption of credit loss guidance	—	—	—	—	—	—	—	(17,900)	—	(17,900)
Share-based compensation	—	—	—	—	385,898	—	—	—	—	385,898
Share issuance from exercise of share options	—	—	4,491,566	3	—	—	—	—	—	3
Issuance ordinary shares related to long-term investment	—	—	—	—	277,467	—	—	—	—	277,467
Issuance of ordinary shares, net of issuance costs of US$563	—	—	17,310,696	12	2,817,446	—	—	—	—	2,817,458
Shares redesignation	(1,649,700)	(1)	1,649,700	1	—	—	—	—	—	—
Accretion to redeemable noncontrolling interests	—	—	—	—	(4,292)	—	—	—	(1,672)	(5,964)
Capital injection in subsidiaries by noncontrolling interests	—	—	—	—	—	—	—	—	21,463	21,463
Acquisition of subsidiaries	—	—	270,435	*	120,865	—	—	—	41,627	162,492
Purchase of noncontrolling interests	—	—	1,731,100	1	300,728	—	—	—	(416,785)	(116,056)
Appropriation to statutory reserves	—	—	—	—	—	4,421	—	(4,421)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	(325,100)	—	—	(325,100)

Balance at December 31, 2020	83,715,114	52	268,204,838	172	14,616,302	17,884	141,129	(7,175,339)	182,004	7,782,204

*	Less than 1.
The

accompanying notes are an integral part of these consolidated financial statements.

F-
9

BILIBILI INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)
(All amounts in thousands, except for share data)

	Ordinary shares
	Class Y Ordinary Shares		Class Z Ordinary Shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Accumulated deficit	Noncontrolling interests	Total shareholders’ equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at December 31, 2020	83,715,114	52	268,204,838	172	14,616,302	17,884	141,129	(7,175,339)	182,004	7,782,204
Net loss	—	—	—	—	—	—	—	(6,789,228)	(19,511)	(6,808,739)
Share-based compensation	—	—	—	—	999,817	—	—	—	—	999,817
Share issuan ce from exercise of share options	—	—	3,262,562	3	—	—	—	—	—	3
Share issuance upon secondary public offering (“HK IPO”), net of issuance costs of HK D 337,143	—	—	28,750,000	18	19,266,792	—	—	—	—	19,266,810
Acqu i s i tion of subsidiaries	—	—	2,056,825	1	632,747	—	—	—	(14,749)	617,999
Issuance of Class Z ordinary shares related to long-term investment s	—	—	1,045,700	1	(1)	—	—	—	—	—
Share issuance upon the conversion of convertible senior notes	—	—	2,854,277	3	449,908	—	—	—	—	449,911
Capital injection in subsidiaries by noncontrolling interests	—	—	—	—	—	—	—	—	2,187	2,187
Appropriation to statutory reserves	—	—	—	—	—	6,737	—	(6,737)	—	—
Purchase of noncontrolling interests	—	—	715,271	1	(35,604)	—	—	—	(137,532)	(173,135)
Foreign currency translation adjustment	—	—	—	—	—	—	(420,991)	—	—	(420,991)

Balance at December 31, 2021	83,715,114	52	306,889,473	199	35,929,961	24,621	(279,862)	(13,971,304)	12,399	21,716,066

The accompanying notes are an integral part of these consolidated financial statements.

F-
10

BILIBILI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	For the Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$ Note 2(e)
Cash flows from operating activities:
Net loss	(1,303,570)	(3,054,017)	(6,808,739)	(1,068,441)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation of property and equipment	191,784	326,512	538,601	84,518
Amortization of intangible assets	905,613	1,395,129	1,903,226	298,658
Amortization of right-of-use assets	70,712	96,235	161,873	25,401
Amortization of debt issuance costs	9,117	19,291	25,234	3,960
Share-based compensation expenses	172,550	385,898	999,817	156,893
Allowance for doubtful accounts	9,396	99,165	189,165	29,684
Inventory provision	5,987	6,218	24,454	3,837
Deferred income taxes	(10,479)	(13,466)	(21,492)	(3,373)
Unrealized exchange losses /(gains)	2,636	(3,018)	(6,592)	(1,034)
Unrealized fair value changes of investments	36,383	(50,641)	200,274	31,428
Loss on disposal of property and equipment	—	—	611	96
Gain from disposal of subsidiaries and long-term investments	(148,776)	—	(4,413)	(692)
Loss from equity method investments	24,173	50,531	37,179	5,834
Revaluation of previously held equity interests	—	—	31,462	4,937
Impairments of long-term investments	5,900	8,000	91,493	14,357
Changes in operating assets and liabilities:
Accounts receivable	(398,968)	(417,237)	(429,460)	(67,392)
Amount due from related parties	7,382	17,015	8,792	1,380
Prepayments and other assets	(508,515)	(610,592)	(1,747,744)	(274,258)
Other long-term assets	(360,497)	(245,224)	(138,396)	(21,717)
Accounts payable	586,864	816,103	1,056,847	165,843
Salary and welfare payable	101,788	374,442	254,213	39,892
Taxes payable	23,114	54,381	77,365	12,140
Amount due to related parties	(50,331)	—	—	—
Deferred revenue	353,997	734,786	494,551	77,606
Accrued liabilities and other payables	277,875	651,651	319,702	50,168
Other long-term liabilities	190,416	111,941	94,969	14,903

Net cash provided by /(used in) operating activities	194,551	753,103	(2,647,008)	(415,372)

Cash flows from investing activities:
Purchase of property and equipment	(296,044)	(602,122)	(965,410)	(151,494)
Purchase of intangible assets	(1,268,830)	(1,636,877)	(2,721,799)	(427,110)
Purchase of short-term investments	(9,973,879)	(26,731,176)	(71,748,847)	(11,258,960)
Maturities of short-term investments	9,993,525	24,921,538	60,524,888	9,497,676
Cash consideration paid for purchase of subsidiaries, net of cash acquired	(719,909)	(498,854)	(521,984)	(81,911)
Cash paid for long-term investments including loans	(1,226,794)	(1,261,161)	(6,716,491)	(1,053,964)
Repayment of loans from investees	11,000	3,500	539,225	84,616
Cash received from disposal /return of long-term assets	566,554	135,254	74,604	11,707
Impact to cash resulting from deconsolidation of a subsidiary	(959)	—	—	—
Placements of time deposits	(4,920,099)	(10,907,296)	(10,697,444)	(1,678,662)
Maturities of time deposits	3,877,158	7,670,373	7,655,147	1,201,260

Net cash used in investing activities	(3,958,277)	(8,906,821)	(24,578,111)	(3,856,842)

Cash flows from financing activities:
Proceeds of short-term loans	141,857	200,000	1,332,597	209,114
Repayment of short-term loans	(100,000)	(100,000)	(214,882)	(33,720)
Repurchase of noncontrolling interests	(121,325)	(280,271)	(104,696)	(16,429)
Capital injections from noncontrolling interests	154,492	103,450	2,187	343
Proceeds from exercise of employees’ share options	1	3	3	*
Proceeds from issuance of ordinary shares, net of issuance costs of US$9,376, US$563, and HKD 337,143, respectively	1,647,711	2,817,458	19,288,423	3,026,774
Proceeds from issuance of convertible senior notes, net of issuance costs of US$11,805, US$13,857 and US$23,402, respectively	3,356,106	5,594,779	10,085,520	1,582,638

Net cash provided by financing activities	5,078,842	8,335,419	30,389,152	4,768,720

Effect of exchange rate changes on cash and cash equivalents held in foreign currencies	107,513	(466,252)	(319,034)	(50,063)
Net increase/(decrease) in cash and cash equivalents	1,422,629	(284,551)	2,844,999	446,443
Cash and cash equivalents at beginning of the year	3,540,031	4,962,660	4,678,109	734,097

Cash and cash equivalents at end of the year	4,962,660	4,678,109	7,523,108	1,180,540

Supplemental disclosures of cash flows information:
Cash paid for income taxes, net of tax refund	33,734	54,022	73,717	11,568
Cash paid for interest expense	26,203	86,167	116,226	18,238

F-
11

Supplemental schedule of non-cash investing and financing activities:
Accretion to redeemable noncontrolling interests	—	5,964	—	—
Fixed assets purchases financed by accounts payable	55,759	25,797	183,203	28,748
Acquisitions and investments financed by payables	79,059	125,363	731,503	114,789
Intangible assets purchases financed by payables	365,187	746,404	830,596	130,339
Issuance of ordinary shares in the business combination, purchase of noncontrolling interests and investment addition	—	889,957	1,207,980	189,558
Issuance of ordinary shares in connection with debt conversion	—	—	449,914	70,601

* Less than 1.
The accompanying notes are an integral part of these consolidated financial statements.

F-1
2

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Operations
Bilibili Inc. (the “Company” or “Bilibili”) is an online entertainment platform for young generations. Incorporated as a limited liability company in the Cayman Islands in December 2013, the Company, through its consolidated subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”), is primarily engaged in the operation of providing online entertainment services to users in the People’s Republic of China (the “PRC” or “China”).
In April 2018, the Company completed its IPO on the NASDAQ Global Select Market. In March 2021, the Company successfully listed its Class Z ordinary shares on the main board of the Hong Kong Stock Exchange. The Company issued a total 28,750,000 Class Z ordinary shares in the global offering, including the fully exercised over-allotment option of 3,750,000 Class Z ordinary shares. Net proceeds from the global offering, including the over-allotment option, after deducting underwriting fees and other offering expenses, were approximately HKD22.9 billion (RMB19.3 billion).
As of December 31, 2021, the Company’s major subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

Major Subsidiaries	Place and Year of Incorporation	Percentage of Direct or Indirect Economic Ownership	Principal Activities
Bilibili HK Limited	Hong Kong, 2014	100	Investment holding
Hode HK Limited	Hong Kong, 2014	100	Investment holding
Chaodian HK Limited	Hong Kong, 2019	100	Investment holding
Bilibili Co., Ltd.	Japan, 2014	100	Business development
Hode Shanghai Limited (“Hode Shanghai”)	PRC, 2014	100	Technology development
Shanghai Bilibili Technology Co., Ltd.	PRC, 2016	100	Technology development
Chaodian (Shanghai) Technology Co., Ltd.	PRC, 2019	100	E-commerce and advertising

Major VIEs and VIEs’ subsidiaries	Place and Year of Incorporation Acquisition	Percentage of Direct or Indirect Economic Ownership	Principal Activities
Shanghai Hode Information Technology Co., Ltd. (“Hode Information Technology”)	PRC, 2013	100	Mobile game operation
Shanghai Kuanyu Digital Technology Co., Ltd. (“Shanghai Kuanyu”)	PRC, 2014	100	Video distribution and game distribution
Sharejoy Network Technology Co., Ltd. (“Sharejoy Network”)	PRC, 2014	100	Game distribution
Shanghai Hehehe Culture Communication Co., Ltd. (“Shanghai Hehehe”)	PRC, 2014	100	Comics distribution
Shanghai Anime Tamashi Cultural Media Co., Ltd. (“Shanghai Anime Tamashi”)	PRC, 2015	100	E-commerce platform

F-1
3

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Operations (Continued)

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

F-1
4

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Operations (Continued)
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

F-1
5

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Operations (Continued)

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

F-1
6

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Operations (Continued)

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
The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs in the Group’s consolidated financial statements. In the opinion of management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group believes that the contractual arrangements among each of the VIEs, their respective individual
shareholders and relevant wholly foreign-owned enterprises are in compliance with PRC law and are legally enforceable. The Group’s operations depend on the VIEs to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. Management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements. Conflicts of interest may arise between the roles of them as shareholders, directors or officers of Group and as shareholders of the VIEs.

F-1
7

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Operations (Continued)

The following combined financial information of the Group’s VIEs as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 included in the accompanying consolidated financial statements of the Group was as follows:

	December 31, 2020	December 31, 2021

	RMB in thousands

Cash and cash equivalents	349,190	377,114
Time deposits	22,161	6,997
Accounts receivable, net	343,099	524,311
Amounts due from Group companies	173,596	391,951
Amount due from related parties	59,117	101,983
Prepayments and other current assets	1,383,648	1,806,185
Short-term investments	1,175,309	927,124
Long-term investments, net	1,223,943	1,745,466
Other non-current assets	2,183,411	4,926,989

Total assets	6,913,474	10,808,120

Accounts payable	2,332,372	3,164,301
Salary and welfare payables	288,686	343,008
Taxes payable	106,492	128,817
Short-term loans	100,000	400,000
Deferred revenue	1,769,992	2,192,460
Accrued liabilities and other payables	449,370	1,184,523
Amounts due to the Group companies	3,752,973	7,214,146
Amounts due to related parties	—	117,901
Other long-term payable	19,640	222,719

Total liabilities	8,819,525	14,967,875

Total Bilibili Inc’s shareholders’ deficit	(1,941,724)	(4,170,459)
Noncontrolling interests	35,673	10,704

Total shareholders’ deficit	(1,906,051)	(4,159,755)

Total liabilities and shareholders’ deficit	6,913,474	10,808,120

	For the Year Ended December 31,
	2019	2020	2021

	RMB in thousands

Third-party revenues	6,056,332	9,651,207	12,867,536
Inter-company revenues	531,830	667,765	1,574,896

Total revenues	6,588,162	10,318,972	14,442,432
Third-party costs and expenses	(5,795,826)	(9,931,047)	(16,283,295)
Inter-company consulting and services costs and expenses	(1,266,411)	(1,021,596)	(593,272)
Other inter-company costs and expenses	(75,552)	(201,587)	(271,096)
Total costs and expenses	(7,137,789)	(11,154,230)	(17,147,663)
Gain/(Loss) from non-operations	122,116	8,368	(163,146)

Loss before income tax expenses	(427,511)	(826,890)	(2,868,377)
Income tax expenses	(20,603)	(27,080)	(38,997)

Net loss	(448,114)	(853,970)	(2,907,374)
Net loss attributable to noncontrolling interests	1,936	8,501	10,367

Net loss attributable to Bilibili Inc.’s shareholders	(446,178)	(845,469)	(2,897,007)

F-1
8

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Operations (Continued)

	For the Year Ended December 31,
	2019	2020	2021

	RMB in thousands

Consulting and services charges to Group companies	(1,579,212)	(1,074,899)	(637,787)
Other operating cashflow from Group companies	1,027,392	586,017	1,683,907
Operating cashflow from/(to) third-parties	823,119	1,965,376	(1,729,079)
Net cash provided by/(used in) operating activities	271,299	1,476,494	(682,959)

Purchase of short-term investments	(6,535,669)	(13,973,904)	(12,610,305)
Maturities of short-term investments	6,113,861	13,498,485	12,954,425
Placements of time deposits	(7,584)	(25,515)	(39,318)
Maturities of time deposits	7,584	7,896	54,319
Other investing activities	(1,097,123)	(1,928,125)	(3,265,756)

Net cash used in investing activities	(1,518,931)	(2,421,163)	(2,906,635)

Investments and loans from Group companies	1,300,740	990,287	3,307,226
Other financing activities	—	100,000	300,000

Net cash provided by financing activities	1,300,740	1,090,287	3,607,226

In

accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no
assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to RMB
92.1
 million and RMB
494.1
 million, as of December
31
,
2020
and
2021
, as well as certain
non-distributable
statutory reserves amounting to RMB
17.9
 million and RMB
22.6
 million, respectively, as of December
31
,
2020
and
2021
. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no
contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.
There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.
Liquidity
The Group incurred net losses of RMB1,303.6 million, RMB3,054.0 million and RMB6,808.7 million for the years ended December 31, 2019, 2020 and 2021, respectively. Net cash provided by operating activities was RMB194.6 million, RMB753.1 million for the years ended December 31, 2019 and 2020, respectively, and net cash used in operating activities was RMB2,647.0 million for the year ended December 31, 2021. Accumulated deficit was RMB7,175.3 million and RMB13,971.3 million as of December 31, 2020 and 2021, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments. Historically, the Group has relied principally on both operational sources of cash and non-operational
sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. In the past, the Group has been continuously receiving financing support from outside investors. In 2018, the Company completed its IPO, raising US$443.3 million (RMB2,781.8 million), and issued 25,063,451 Class Z Ordinary Shares to Tencent with net proceed of US$317.2 million (RMB2,170.8 million). In 2019, the Company completed its offering of convertible senior notes due April 2026 (
the
“
April 2026 Notes
”)
and the Primary Offering, raising US$733.9 million (RMB5,003.8 million), after deducting commissions and offering expenses. In 2020, the Company completed an offering of convertible senior notes due 2027 (the “2027 Notes”) raising US$786.1 million (RMB5,594.8 million), after deducting commissions and offering expenses, and the Company issued 17,310,696 Class Z Ordinary Shares to Sony
 Corporation of America (“SCA”), a wholly owned subsidiary of Sony Corporation (“Sony”), raising US$399.4 million (RMB2,817.5 million), after deducting offering expenses.
In
2021, the Company successfully listed its Class Z ordinary shares on the main board of the Hong Kong Stock Exchange
, raising HKD22.9 billion (RMB19.3 billion),
after deducting
commissions
and offering expenses,
and
the Company completed an offering of convertible senior notes due
 December
2026 (the “December 2026 Notes”), raising US$1,576.6 million (RMB10.1 billion), after deducting commissions and offering expenses. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. Based on the above considerations, the Group believes the cash and cash equivalents and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the consolidated financial statements. The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

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

d)	Functional currency and foreign currency translation
The Group uses Renminbi (“RMB”) as its reporting currency. The Company and several of its overseas subsidiaries use US$ or their respective local currencies as their functional currency. The functional currency of the Group’s PRC entities is RMB.
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
Translations of balances on the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 3
1
, 2021 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 6.3726, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2021. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2021, or at any other rate.

F-
21

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
The Group’s financial instruments include cash and cash equivalents, time deposits, accounts receivable, amounts due from/to related parties, short-term investments, and accounts payable
, short-term loans, accrual liabilities and other payables
of which the carrying values approximate their fair values. Please see Note 22 for additional information.

F-2
2

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

g)	Cash and cash equivalents and time deposits
Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in the United States of America and China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2020 and 2021, there were cash on hand and demand deposits with terms of and less than three months denominated in U.S. dollars amounting to approximately US$582.2 million and US$999.9 million, respectively (equivalent to approximately RMB3,798.5 million and RMB6,375.1 million, respectively). As of December 31, 2020 and 2021, the Group had cash held in accounts managed by online payment platforms such as Alipay and Paypal in connection with the collection of online service fees for a total amount of RMB42.0 million and RMB50.7 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.
As of December 31, 2020 and 2021, the Group had approximately RMB2,144.5 million and RMB1,554.5 million cash and cash equivalents held by its PRC subsidiaries and VIEs, representing 46% and 21% of total cash and cash equivalents of the Group, respectively.
Time deposits represent deposits placed with banks with original maturities more than three months but less than one year. As of December 31, 2020 and 2021, there were time deposits denominated in U.S. dollars amounting to approximately US$721.1 million and US$1,197.1 million, respectively (equivalent to approximately RMB4,705.1 million and RMB7,632.3 million, respectively).
The Group had no other lien arrangements for the years ended December 31, 2019, 2020 and 2021. As of December 31, 2020 and 2021, the Group had no restricted cash balance.

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
Starting from January 1, 2020, the Group adopted
ASU No. 2016-13, “
Financial
Instruments—Credit Losses (Topic 326)
: Measurement of Credit Losses on Financial Instruments
” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group used a modified retrospective approach with a cumulative-effect increase of approximately RMB17.9 million recorded in accumulated deficit.
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

The Group recorded a provision for current expected credit loss. The following table sets out movements of the allowance for doubtful accounts for the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2019	2020	2021

	RMB in thousands

Beginning balance prior to ASC 326	—	17,696	—
Impact of adoption to ASC 326	—	17,900	—
Beginning balance	14,420	35,596	121,003

Provisions	9,396	99,165	189,165
Write-offs	(6,120)	(13,758)	(17,695)
Ending balance	17,696	121,003	292,473

i)	Inventories, net
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

Licensed copyrights of content	shorter of the licensed period or projected useful life of the content, mainly vary from 1 to 8 years
License rights of mobile games	shorter of the licensed period or projected useful life of mobile games, mainly vary from 1 to 3 years
Intellectual property and others	1 to 10 years, based on the underlying intangible assets expected to contribute to the future cash flows
If expectations of the usefulness of the content are revised downward, the unamortized cost is written down to the fair value, which establishes a new cost basis.

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
Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The estimated fair value of reporting unit is determined using either an income approach or a market approach, when appropriate. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Group as a whole is determined to be one reporting unit for goodwill impairment testing. The Group applied the quantitative assessment and performed the goodwill impairment test by quantitatively comparing the fair values of the reporting unit to its carrying amounts. The Group determines the fair value of the reporting unit based on its quoted stock price, and no impairment charge was recognized for any of the periods presented.

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
Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and other compensation-related expenses to the Group’s sales and marketing personnel. Marketing and promotional expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all marketing and promotion costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2019, 2020 and 2021, the marketing and promotional expenses were RMB934.7 million, RMB3,006.0 million and RMB5,102.9 million, respectively.

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
On January 1, 2019, the Group adopted ASU No. 2016-02, “
Leases (Topic 842)
”, which requires a lessee to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet. The group recognized the right-of-use assets recorded in “Other long-term assets” and corresponding short-term leasing liabilities recorded in “Accrued liabilities and other payables” and long-term leasing liabilities recorded in “Other long-term liabilities” respectively on the consolidated balance sheet.
The Group elected to apply practical expedients permitted under the transition method that allow the Group not recognize lease assets and lease liabilities for leases with a term of twelve months or less, to not separate non-lease
components from lease components, and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease. Under ASC 842, the Group determines if an arrangement is or contains a lease at inception.
Right-of-use
assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group considers only payments that are fixed and determinable at the time of lease commencement
.

The Group leases office space and staff quarters under
non-cancelable
operating lease agreements, which expire at various dates through

2026. As of December 31, 2020 and 2021, the Group’s operating leases had a weighted average remaining lease term of 3.1 years and 2.7 years and a weighted average discount rate of 4.75% and 4.75%, respectively. Future lease payments under operating leases as of December 31, 2021 were as follows:

December 31, 2021
RMB in thousands

2022	207,531
2023	148,596
2024	87,763
2025	49,981
2026 and thereafter	3,735

Total future lease payments	497,606
Impact of discounting remaining lease payments	(41,635)

Total lease liabilities	455,971

Operating lease cost for the year ended December 31, 2019, 2020 and 2021 was RMB79.4 million, RMB107.2 million and RMB177.4 million, respectively, which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2019, 2020 and 2021 was immaterial. Supplemental cash flow information related to operating leases was as follows:

	For the Year Ended December 31,
	2020	2021

	RMB in thousands

Cash payments for operating leases	107,772	161,997
Right-of-use assets obtained in exchange for operating lease liabilities	260,867	152,481

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
Stock Compensation
and share-based awards granted to nonemployees in accordance with ASC 505. The Group accounts for share-based awards granted to non-employees
in accordance with ASU 2018-07, which are similar to the model for employee awards.
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
For share options granted with service condition and the occurrence of an US IPO as performance condition, share-based compensation expenses are recorded net of estimated forfeitures using graded-vesting method during the requisite service period.

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
In accordance with ASC 825,
Financial Instruments
, for financial products with variable interest rates referenced to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value. Changes in the fair value of these investments are reflected on the consolidated statements of operations and comprehensive loss as “Investment income
/(loss), net (including impairments)”.
Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period.

9

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

t)	Investments (Continued)

Short-term investments (continued)
For

the investments in publicly traded companies, the Group carries the investments at fair value at the end of each reporting period. Changes in the fair value of these investments are reflected on the consolidated statements of operations and comprehensive loss as “Investment income/(loss), net (including impairments)”.
Long-term investments, net
The Group’s long-term investments primarily consist of equity investments accounted for using the measurement alternative, equity investments accounted for using the equity method and other investments accounted for at fair value.
Equity investments accounted for using the measurement alternative
For those investments over which the Group does not have significant influence and without readily determinable fair value, the Group records them at cost, less impairment, and plus or minus subsequent adjustments for observable price changes (referred to as the measurement alternative). Under this measurement alternative, changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.
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
, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records the investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investments on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize its proportionate share of each equity investee’s net income or loss into earnings and cash distributions from investees, after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized as “Investment income/(loss), net (including impairments)” in the consolidated statements of operations and comprehensive loss when the decline in value is determined to be other-than-temporary.
Investments accounted for at fair value
In accordance with ASC 825,
Financial Instruments
, for financial products with variable interest rates referenced to performance of underlying assets and with original maturities greater than one year, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value. Changes in the fair value of these investments are reflected on the consolidated statements of operations and comprehensive loss as “Investment income/(loss), net (including impairments)”. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see Note 22 for additional information.

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
Uncertain tax positions
In order to assess uncertain tax positions, the Group applies a more-likely-than-not
threshold and a
two-step
approach for the tax position measurement and financial statement recognition. Under the two-step
approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not
that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likelihood of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under income tax expenses in its consolidated statements of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2019, 2020 and 2021. The Group also did not expect any significant increase or decrease in unrecognized tax liability within 12 months following the reporting date.

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

F-31

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

v)	Revenue recognition (continued)

The Group’s revenue recognition policies effective upon the adoption of ASC 606 are as follows:
Mobile game services
Exclusively distributed mobile games
For the years ended December 31, 2019, 2020 and 2021, the Group primarily generates revenues from the sale of in-game
virtual items to enhance the game-playing experience.
In accordance with ASC 606, the Group evaluates the contracts with its customers and determines that the Group has a single performance obligation which is to make the game and the ongoing game related services available to the paying players. The transaction price, which is the amount paid for in-game
virtual items by the paying player, is allocated entirely to this single performance obligation. The Group recognizes revenue from in-game
virtual items over the estimated average playing period of paying players, starting from the point-in-time
when related
in-game
virtual items are delivered to the paying players’ accounts.
The Group has estimated the average playing period of the paying players for each game, usually between two to nine months. The Group considers the average period that players typically play the games and other game player behavior patterns, as well as various other factors to arrive at the best estimates for the estimated playing period of the paying players. To compute the estimated average playing period for paying players, the Group considers the initial purchase date as the starting point of a paying player’s lifespan. The Group tracks populations of paying players who made their initial purchases during the interval period (the “Cohort”) and tracks each Cohort to understand the subsequent churn rate of the paying players of each Cohort, i.e. the number of paying players from each Cohort who left subsequent to their initial purchases. To determine the ending point of a paying player’s lifespan beyond the date for which observable data are available, the Group extrapolates the actual observed churn rate to arrive at an estimated weighted average playing lifespan for paying players of the selected games. If a new game is launched and only a limited period of paying player data is available, then the Group considers other qualitative factors, such as the playing patterns for paying players for other games with similar characteristics with the new game, including paying player type and purchasing frequency. While the Group believes its estimates to be reasonable based on available game player information, the Group may revise such estimates based on new information indicating a change in the game player behavior patterns and any adjustments are applied prospectively.
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

Valued added services (“VAS”)
The Group offers premium membership
 subscription
, live broadcasting, comic and other paid contents to the customers.
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
Deferred revenue relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance from game players in mobile games, from customers in advertising services, live broadcasting services and other VAS, and
e-commerce
platforms. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the receipts in advance balance at the beginning of the year was RMB943.4 million, RMB1,238.8 million and RMB1,993.7 million for the years ended December 31, 2019, 2020 and 2021, respectively.

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
The Group expenses the costs to obtain a contract as incurred when the amortization period is one year or less.
The following table presents the Group’s net revenues disaggregated by revenue sources:

	For the Year Ended December 31,
	2019	2020	2021

	RMB in thousands

Mobile games	3,597,809	4,803,382	5,090,926
Value-added services	1,641,043	3,845,663	6,934,886
Advertising	817,016	1,842,772	4,523,421
E-commerce and others	722,054	1,507,159	2,834,451

Total net revenues	6,777,922	11,998,976	19,383,684

F-3
6

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 .	Significant Accounting Policies (Continued)

w)	Cost of revenues
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
Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method and ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes using the if-converted
method. The computation of diluted net loss per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net loss per share. Net loss per ordinary share is computed on Class Y Ordinary Shares and Class Z Ordinary Shares combined basis, because both classes have the same dividend rights in the Company’s undistributed net income.

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
The following table presents the Group’s appropriations to general reserve funds and statutory surplus funds for the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2019	2020	2021

	RMB in thousands

Appropriations to general reserve funds and statutory surplus funds	5,797	4,421	6,737

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

ee)	Recently issued accounting pronouncements
On January 1, 2021, the Company early adopted ASU No. 2020-06,
Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)—Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity
using the modified retrospective method. The ASU simplifies the accounting for convertible instruments with characteristics of liabilities and equity by reducing the number of accounting models available for convertible debt instruments. The adoption of this new standard has no impact on the consolidated financial statements.
Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40).
In May 2021, the FASB issued ASU No. 2021-04
, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40)
to
clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity classified written call options (for example, warrants) that remain equity classified after modification or exchange. The guidance is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Group does not expect the adoption to have a material impact on its consolidated financial statements.
Business Combinations (Topic 805): Accounting for Contract Assets
and
Contract Liabilities from Contracts with Customers (ASU 2021-08)
. In October 2021, the FASB issued ASU No. 2021-08,
Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08)
,
which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (Topic 606). The guidance is effective for all entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

F-
40

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Concentrations and Risks

a)	Telecommunications service provider
The Group relied on telecommunications service providers and their affiliates for servers and bandwidth services to support its operations for the years ended December 31, 2019, 2020 and 2021 as follows:

	For the Year Ended December 31,
	2019	2020	2021

	RMB in thousands

Total number of telecommunications service providers	107	116	126
Number of service providers providing 10% or more of the Group’s servers and bandwidth expenditure	2	3	3
Total percentage of the Group’s servers and bandwidth expenditure provided by 10% or greater service providers	45%	55%	55%

b)	Foreign currency exchange rate risk
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
The Group’s financial instruments potentially subject to significant concentrations of credit risk primarily consist of cash and cash equivalents, time deposits, accounts receivable, and money market funds and financial products with variable interest rates referenced to performance of underlying assets issued by commercial banks and other financial institutions. As of December 31, 2020 and 2021, substantially all of the Group’s cash and cash equivalents and time deposits were held in major financial institutions located in the United States of America and China, which management consider being of high credit quality. Accounts receivable is typically unsecured and is primarily derived from revenue earned from mobile game services (mainly relates to remittances due from payment channels and distribution channels) and advertising services. There was no individual payment channel that had receivable balance exceeding 10% of the Group’s accounts receivable balance as of December 31, 2020 and 2021. One distribution channel had receivable balance exceeding 10% of the Group’s accounts receivable balance as of December 31, 2020 and 2021, respectively, as follows:

RMB in thousands	December 31, 2020	December 31, 2021

Distribution channel A	146,907	171,680

F-
4
1

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Concentrations and Risks (Continued)

d)	Major customers and supplying channels
No single customer represented 10% or more of the Group’s net revenues for the years ended December 31, 2019, 2020 and 2021.
The Group relied on a distribution channel to publish and generate the iOS version of its mobile games. Mobile game revenues generated through this distribution channel accounted for approximately 17%, 11% of the Group’s total net revenues for the years ended December 31, 2019 and 2020, respectively. And there is no single distribution channel of mobile games generated 10% or more of the Group’s net revenues for the years ended December 31, 2021.

e)	Mobile games
Mobile game revenues accounted for 53%, 40% and 26% of the Group’s total net revenues for the years ended December 31, 2019, 2020 and 2021, respectively.
One mobile game individually contributing more than 10% of the Group’s total net revenues for the years ended December 31, 2019, 2020 was as follows. No mobile games individually contributed more than 10% of the Group’s total net revenues for the year ended December 31, 2021.

	For the Year Ended December 31,
	2019	2020	2021
Mobile game 1	31%	11%	N/A

4.	Prepayments and Other Current Assets
The following is a summary of prepayments and other current assets:

	December 31, 2020	December 31, 2021

	RMB in thousands

Prepayments for revenue sharing cost*	782,518	1,117,431
Prepayments for sales tax	202,025	523,282
Inventories, net	160,006	455,767
Prepayments of marketing and other operational expenses	64,068	181,764
Deposits	51,661	106,555
Prepayments to inventory suppliers	19,970	94,746
Prepayments for content cost	195,175	73,496
Loans to investees or ongoing investments	187,672	68,681
Prepayments /receivables relating to jointly invested content	28,664	36,246
Interest income receivable	6,396	10,927
Others	67,632	138,153

Total	1,765,787	2,807,048

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

F-4
2

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.	Short-term Investments
The following is a summary of short-term investments:

	December 31, 2020	December 31, 2021

	RMB in thousands

Financial products	2,866,643	13,583,580
Investments in publicly traded companies	434,609	1,426,946
Money market funds	55,937	50,196

Total	3,357,189	15,060,722

For the years ended December 31, 2019, 2020 and 2021, the Group recorded investment loss of RMB3.1 million, investment income of RMB74.0 million and investment income of RMB138.3 million related to short-term investments on the consolidated statements of operations and comprehensive loss, respectively.

6.	Property and Equipment, Net
The following is a summary of property and equipment, net:

	December 31, 2020	December 31, 2021

	RMB in thousands

Leasehold improvements	118,581	221,280
Servers and computers	1,286,310	2,277,947
Others	30,750	59,871

Total	1,435,641	2,559,098
Less: accumulated depreciation	(673,700)	(1,208,842)

Net book value	761,941	1,350,256

Depreciation expenses were RMB191.8 million, RMB326.5 million and RMB538.6 million for the years ended December 31, 2019, 2020 and 2021, respectively. The Group had performed the impairment assessment of property and equipment and considered the relevant events and circumstances that might indicate potential impairment and concluded that there was no impairment indicator. No impairment was recognized for any of periods presented.

F-4
3

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	Intangible Assets, Net
The following is a summary of intangible assets, net:

	As of December 31, 2020
	Gross carrying value	Accumulated amortization	Net carrying value

	RMB in thousands

Licensed copyrights of content	4,556,683	(2,891,742)	1,664,941
License rights of mobile games	299,786	(119,493)	180,293
Intellectual property and others	753,282	(241,557)	511,725

Total	5,609,751	(3,252,792)	2,356,959

	As of December 31, 2021
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB in thousands
Licensed copyrights of content	5,567,213	(3,245,622)	2,321,591
License rights of mobile games	455,687	(229,559)	226,128
Intellectual property and others	1,674,232	(386,351)	1,287,881

Total	7,697,132	(3,861,532)	3,835,600

Amortization expenses were RMB905.6 million, RMB1,395.1 million and RMB 1,903.2 million for the years ended December 31, 2019, 2020 and 2021, respectively. The Group had performed impairment assessment of intangible assets and considered the relevant events and circumstances that might indicate potential impairment and concluded that there was no impairment indicator. No impairment charge was recognized for any of the periods presented.
As of December 31, 2021, the licensed copyrights of content have weighted-average useful lives of 3.6 years. The intangible assets amortization expense for future years is expected to be as follows:

Intangible assets amortization expense
RMB in thousands
2022	1,300,530
2023	918,258
2024	589,221
2025	337,846
2026	264,088
Thereafter	425,657

Total expected amortization expense	3,835,600

8.	Goodwill

	December 31, 2020	December 31, 2021

	RMB in thousands

Beginning balance	1,012,026	1,295,786
Additions (Note 24)	283,760	1,042,517

Ending balance	1,295,786	2,338,303

No impairment charge was recognized for the years ended December 31, 2019, 2020 and 2021, respectively.

F-4
4

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.	Long-term Investments, Net
The Group’s long-term investments primarily consist of equity investments accounted for using the measurement alternative, equity investments accounted for using the equity method and other investments accounted for at fair value.

	December 31, 2020	December 31, 2021

	RMB in thousands

Equity investments accounted for using the measurement alternative	1,791,393	3,344,465
Equity investments accounted for using the equity method	188,199	1,235,289
Investments accounted for at fair value	253,346	922,770

Total	2,232,938	5,502,524

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
Nil, nil and RMB31.5 million re-measurement loss of equity investments accounted for using the measurement alternative was recognized for the years ended December 31, 2019, 2020 and 2021, respectively.

The Group recorded impairment charges for long-term investments of RMB5.9 million, RMB8.0 million and RMB91.5 million as “Investment income
/(loss),
net
 (including impairments)”
for the years ended December 31, 2019, 2020 and 2021, respectively, as the Group determined the fair value of these investments was less than their carrying value.
Equity investments accounted for using the equity method
RMB24.2
 million,
RMB50.5 million and RMB37.2 million of the Group’s proportionate share of equity investee’s net loss, was recognized in “Investment income
/(loss), net (including impairments)”
for the years ended December 31, 2019, 2020 and 2021, respectively.
Investments accounted for at fair value
Investments accounted for at fair value primarily include financial products with variable interest rates referenced to performance of underlying assets and with original maturities great than one year and investments in publicly traded companies with an intention of holding greater than one year. A gain of RMB13.2 million, RMB24.9 million and a loss of RMB156.0 million resulted from the change in fair value was recognized in “Investment income
/(loss), net (including impairments)”
for the years ended December 31, 2019, 2020 and 2021, respectively.

F-4
5

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Taxation
Composition of income tax
The following table presents the composition of income tax expenses for the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2019	2020	2021

	RMB in thousands

Current income tax expenses	29,452	48,081	102,715
Withholding income tax expenses	16,894	18,754	14,066
Deferred tax benefits	(10,479)	(13,466)	(21,492)

Total	35,867	53,369	95,289

a)	Income taxes
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
Hong Kong
Subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. The payments of dividends by these companies to their shareholders are not subject to any withholding tax in Hong Kong. Commencing from the year of assessment of 2019, 2020 and 2021, the first HK$2 million of profits earned by the Company’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate.
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

The

following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2019	2020	2021
	%	%	%
Statutory income tax rate	25.00	25.00	25.00
Permanent differences	(0.83)	0.60	(1.19)
Tax rate difference from statutory rate in other jurisdictions*	(0.39)	(3.90)	(1.43)
Tax effect of preferential tax treatments	(8.48)	(8.29)	(7.94)
Withholding tax	(1.33)	(0.63)	(0.21)
Change in valuation allowance	(16.80)	(14.56)	(15.65)

Effective income tax rate	(2.83)	(1.78)	(1.42)

*	It is primarily due to the tax effect of the Company as a tax-exempt entity incorporated in the Cayman Islands.
As of December 31, 2021, certain entities of the Group had net operating tax loss carry forwards as follows:

RMB in thousands
Loss expiring in 2022	42,591
Loss expiring in 2023	100,218
Loss expiring in 2024	200,747
Loss expiring in 2025	286,268
Loss expiring in 2026 and thereafter	9,155,679

Total	9,785,503

F-4
7

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Taxation (Continued)

b)	Sales tax
The Group’s subsidiaries and VIEs incorporated in China are subject to value added tax (“VAT”) for services rendered at a rate of 6% and for goods sold at a rate varying from 0% to 16% depending on their categories in different periods. All Entities in China are also subject to surcharges on value-added tax payments in accordance with PRC law. In addition, the Group’s advertising and marketing revenues are also subject to culture business construction fee at a rate of 3%, which was reduced to 1.5% since July 1, 2019, valid until December 31, 2024.

c)	Deferred tax assets and liabilities
The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2020 and 2021:

	December 31, 2020	December 31, 2021
	RMB in thousands
Deferred tax assets:
Deferred revenue	163,620	143,688
Accrued expenses and other payables	128,886	150,092
Advertising expenses in excess of deduction limit	65,674	130,720
Net operating tax loss carry forwards	621,035	1,662,884
Others	19,036	71,048

Total deferred tax assets	998,251	2,158,432

Less: valuation allowance	(977,333)	(2,122,077)

Net deferred tax assets	20,918	36,355

Deferred tax liabilities :
Acquired intangible assets (Note 24)	(46,112)	(82,191)

Total deferred tax liabilities	(46,112)	(82,191)

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity
basis. As of December 31, 2020 and 2021, valuation allowances were provided against deferred tax assets in entities where it was determined it was more-likely-than-not
that the benefits of the deferred tax assets will not be realized.
The following table sets forth the movement of the aggregate valuation allowances for deferred tax assets for the periods presented:

	Balance at January 1	Re-measurement due to applicable preferential tax rate	Addition	Expiration of loss carry forward and impact of disposal of subsidiaries	Balance at December 31
	RMB in thousands
2019	(293,955)	—	(248,896)	5,492	(537,359)
2020	(537,359)	105	(484,445)	44,366	(977,333)
2021	(977,333)	—	(1,154,342)	9,598	(2,122,077)

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
To the extent that subsidiaries and VIEs of the Group have undistributed earnings, the Group will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2020 and 2021, the Group did not record any withholding tax on the retained earnings of its subsidiaries and VIEs in the PRC as most of which were still in accumulated deficit position.

11.	Taxes Payable
The following is a summary of taxes payable as of December 31, 2020 and 2021:

	December 31, 2020	December 31, 2021

	RMB in thousands

EIT payable	31,181	69,773
VAT payable	50,881	52,614
Withholding individual income taxes for employees	20,465	44,968
Withholding income tax payable	18,300	29,242
Others	6,365	7,173

Total	127,192	203,770

12.	Short-term loans
Short-term loans consist of the following:

	Interest Rate range	Maturity Date	Balance at December 31, 2020
			RMB in thousands
Unsecured bank loans	3.70%	within 12 months	100,000

	Interest Rate range	Maturity Date	Balance at December 31, 2021
			RMB in thousands
Unsecured bank loans	3.60%~3.70%	within 12 months	943,658
Unsecured borrowing	3.95%	within 12 months	288,448

Total			1,232,106

9

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1 3 .	Accrued Liabilities and Other Payables
The following is a summary of accrued liabilities and other payables as of December 31, 2020 and 2021:

	December 31, 2020	December 31, 2021

	RMB in thousands

Accrued marketing expenses	783,455	1,321,776
Consideration payable for acquisitions and investments	125,363	526,453
Leasing liabilities - current portion	150,402	206,758
Payables to producers and licensors	63,307	139,951
Professional fees	38,573	64,510
Interest payable	14,041	26,469
Advances from/payables to third parties	5,869	14,386
Other staff related cost	13,872	5,325
Others	42,794	111,327

Total	1,237,676	2,416,955

1 4 .	Long-term Debt
April 2026 Notes
In April 2019, the Group issued US$500.0 million of April 2026 Notes with an interest rate of 1.375% per annum. The net proceeds to the Company from the issuance of the April 2026 Notes were US$488.2 million (RMB3,356.1 million), net of issuance costs of US$11.8 million (RMB81.1 million). The April 2026 Notes may be converted, at an initial conversion rate of 40.4040 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$24.75 per ADS) at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of April 1, 2026.
Holders of the April 2026 Notes may require the Company to repurchase all or part of their April 2026 Notes in cash on April 1, 2024 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.
The issuance costs of the April 2026 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., April 1, 2026). For the year ended December 31, 2019, 2020 and 2021, the April 2026 Notes related interest expense was US$6.4 million (RMB44.9 million), US$8.5 million (RMB58.6 million) and US$7.6 million (RMB49.1 million), respectively.

F-
50

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1 4 .	Long-term Debt (Continued)

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
The issuance costs of the 2027 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., June 15, 2027). For the year ended December 31, 2020 and 2021, the 2027 Notes related interest expense was US$6.9 million (RMB46.8 million) and US$11.9 million (RMB76.8 million), respectively.
December 2026 Notes
In November 2021, the Group issued US$1,600 million of December 2026 Notes with an interest rate of 0.50% per annum. The net proceeds to the Company from the issuance of the December 2026 Notes were US$1,576.6 million (RMB10.1 billion), net of issuance costs of US$23.4 million (RMB149.6 million). The December 2026 Notes may be converted, at an initial conversion rate of 10.6419 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$93.97 per ADS) at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of December 1, 2026.

Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs or a combination of cash and ADSs, at the Company’s election. Holders of the Notes may elect to receive Class Z ordinary shares in lieu of any ADSs deliverable upon conversion.
Holders of the December 2026 Notes may require the Company to repurchase all or part of their December 2026 Notes in cash on December 1, 2024, or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.
The issuance costs of the December 2026 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., December 1, 2026). For the year ended December 31, 2021, the
December 2026
Notes related interest expense was US$1.4 million (RMB8.7 million
).
The Company accounted for the April 2026 Notes, 2027 Notes and December 2026 Notes as single instruments as “Long-term debt” measured at its amortized cost, as none of the embedded features require bifurcation and recognition as derivatives and the April 2026 Notes, 2027 Notes and December 2026 Notes were not issued with a substantial premium. The issuance costs were recorded as an adjustment to the long-term debt and are amortized as interest expense using the effective interest method.

F-
51

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.	Long-term Debt (Continued)

As of December 31, 2020 and 2021, the principal amount of April 2026 Notes was RMB3,262.5 million and RMB2,737.5 million, respectively. The unamortized debt issuance costs were RMB58.1 million and RMB39.8 million as of December 31, 2020 and 2021, respectively.
As of December 31, 2020 and 2021, the principal amount of 2027 Notes was RMB5,219.9 million and RMB5,100.6 million, respectively. The unamortized debt issuance costs were RMB83.3 million and RMB69.2 million, respectively, as of December 31, 2020 and 2021.
As of December 31, 2021, the principal amount of December 2026 Notes was RMB10,201.1 million. The unamortized debt issuance costs were RMB146.0 million as of December 31, and 2021.
During the year ended 2021, US$70.6 million in aggregate principal amount of April 2026 Notes were converted, pursuant to which the Company issued 2,854,253 ADSs to the holders of such Notes. Accordingly, the balance of the notes converted were derecognized and recorded as ordinary shares and additional paid-in capital.
During the year ended 2021, US$1,000 in aggregate principal amount of 2027 Notes were converted, pursuant to which the Company issued 24 ADSs to the holders of such Notes. Accordingly, the balance of the notes converted were derecognized and recorded as ordinary shares and additional paid-in capital.
The following table provides a summary of the Company’s unsecured senior notes as of December 31, 2020 and December 31, 2021:

	December 31, 2020	December 31, 2021	Effective interest rate
	Amounts	Amounts
	RMB in thousands
April 2026 Notes	3,204,309	2,697,698	1.74%
2027 Notes	5,136,613	5,031,312	1.52%
December 2026 Notes	—	10,055,082	0.80%

Carrying value	8,340,922	17,784,092
Unamortized discount and debt issuance costs	141,448	255,033

Total principal amounts of unsecured senior notes	8,482,370	18,039,125

As of December 31, 2021, the fair value of long-term debt, based on Level 2 inputs, was RMB21.2 billion.
As of December 31, 2021, RMB153.7 million, RMB457.2 million and RMB18.2 billion in aggregate principle amount and interest expenses related to the above unsecured senior notes are expected to be repaid within one year, in 1-3 years and 3 years afterwards, respectively, unless earlier converted, redeemed or repurchased.

1 5 .	Ordinary Shares
In April 2019, the Company completed the Primary Offering. The total net proceeds to the Company, after deducting commissions and offering expenses, were US$245.7 million (RMB1,647.7 million).
In April 2020, 17,310,696 ADSs, representing 17,310,696 Class Z Ordinary Shares, were issued and sold to Sony. The net proceeds to the Company from the offering, after deducting offering expenses, were US$399.4 million (RMB2,817.5 million).
In March 2021,
the Company
listed its Class Z ordinary shares on the main board of the Hong Kong Stock Exchange. The Company issued a total of 28,750,000 Class Z ordinary shares in the global offering, including the fully exercised over-allotment option of 3,750,000 Class Z ordinary shares. Net proceeds from the global offering, including the over-allotment option, after deducting underwriting fees and other offering expenses, were approximately HKD22.9 billion (RMB19.3 billion).

F-5
2

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.	Employee Benefits
The Company’s subsidiaries and VIEs incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries and VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution. The following table presents the Group’s employee welfare benefits expenses for the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2019	2020	2021

	RMB in thousands

Contributions to medical and pension schemes	215,553	195,655	695,310
Other employee benefits	24,180	40,216	65,990

Total	239,733	235,871	761,300

17.	Share-based Compensation

a)	Description of share option plans
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
In February 2018, the Group adopted its 2018 Share Incentive Plan (the “2018 Plan”) to provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of Class Z Ordinary Shares, which may be issued pursuant to all awards under the 2018 Plan as at December 31, 2021, is 23,367,875 shares.
Option awards are granted with an exercise price determined by the Board of Directors. Those option awards generally vest over a period of two to six years and expire in six to seven years.
As of December 31, 2021, total unrecognized compensation expenses related to unvested awards granted under the Global Share Plan and the 2018 Plan, adjusted for estimated forfeitures, was RMB 4,497.6 million, which is expected to be recognized over a weighted-average period of 4.2 years and may be adjusted for future changes in estimated forfeitures.

b)	Valuation assumptions
The Group uses binomial option pricing model to determine the fair value of share options. The estimated fair value of each share option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the Year Ended December 31,
	2019	2020	2021
Expected volatility	49.6%-52.1%	50.1%-55.0%	53.0%-53.5%
Weighted average volatility	50.8%	51.9%	53.2%
Expected dividends	—	—	—
Risk-free rate	1.4%-2.4%	0.4%-0.7%	0.9%-1.4%
Contractual term (in years)	6	6-7	6-7

F-5
3

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1 7 .	Share-based Compensation (Continued)

(b)	Valuation assumptions (continued)

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

(c)	Share options activities
The following table presents a summary of the Group’s share options activities for the years ended December 31, 2019, 2020 and 2021:

	Employees	Senior Management	Consultants	Total	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)	(In thousands)	(In thousands)	(In thousands)	US$	(In years)	(RMB in thousands)

Outstanding at January 1, 2019	7,641	4,235	438	12,314	0.0001	4.46	1,233,028
Granted	2,464	730	—	3,194	0.0001
Exercised	(1,352)	(710)	(193)	(2,255)	0.0001
Forfeited	(479)	(600)	—	(1,079)	0.0001

Outstanding at December 31, 2019	8,274	3,655	245	12,174	0.0001	4.13	1,581,408

Outstanding at January 1, 2020	8,274	3,655	245	12,174	0.0001	4.13	1,581,408
Granted	6,966	8,700	50	15,716	2.9007
Exercised	(2,784)	(1,643)	(65)	(4,492)	0.0001
Forfeited	(1,101)	—	—	(1,101)	0.4234

Outstanding at December 31, 2020	11,355	10,712	230	22,297	2.0236	5.41	12,177,047

Outstanding at January 1, 2021	11,355	10,712	230	22,297	2.0236	5.41	12,177,047
Granted	3,927	—	21	3,948	0.0001
Exercised	(2,094)	(1,101)	(68)	(3,263)	0.0001
Forfeited	(472)	—	—	(472)	0.0001

Outstanding at December 31, 2021	12,716	9,611	183	22,510	2.0010	5.01	6,372,503

Exercisable at December 31, 2021	952	950	150	2,052	0.0001	3.99	606,974

The weighted average grant date fair value of share options granted for the years ended December 31, 2019, 2020 and 2021 was RMB104.4 (US$15.0), RMB262.0 (US$38.8) and RMB423.6 (US$65.5) per share, respectively.
It is the Group’s policy to issue new shares upon exercise of share options. The aggregate number of Class Z Ordinary Shares available for future grant under the Global Share Plan and the 2018 Plan was 2,586,218 as of December 31, 2021.

F-5
4

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.	Net Loss per Share
For the years ended December 31, 2019, 2020 and 2021, the Company had potential ordinary shares, including share options granted, and ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, where applicable. As the Group incurred losses for the years ended December 31, 2019, 2020 and 2021, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share.

For the year ended December 31, 2019, the numbers of share options and the number of ordinary shares issuable upon the conversion of the April 2026 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 9,328,721 shares and 20,202,000 shares, respectively.
For the year ended December 31, 2020, the numbers of share options and the number of ordinary shares issuable upon the conversion of the April 2026 Notes and 2027 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 8,927,697 shares, 20,202,000 shares and 19,641,280 shares, respectively.
For the year ended December 31, 2021, the numbers of share options and the number of ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 13,249,083 shares, 18,706,486 shares,

19,641,274 shares and 17,027,040 shares, respectively.

F-5
5

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.	Net Loss per Share (Continued)

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2019	2020	2021

	RMB in thousands, except for share and per share data

Numerator:
Net loss	(1,303,570)	(3,054,017)	(6,808,739)
Accretion to redeemable noncontrolling interests	—	(4,292)	—
Net loss attributable to noncontrolling interests	14,597	46,605	19,511

Net loss attributable to Bilibili Inc.’s shareholders for basic/dilutive net loss per share calculation	(1,288,973)	(3,011,704)	(6,789,228)

Denominator:
Weighted average number of ordinary shares outstanding, basic	323,161,680	345,816,023	379,898,121
Weighted average number of ordinary shares outstanding, diluted	323,161,680	345,816,023	379,898,121
Net loss per share, basic	(3.99)	(8.71)	(17.87)
Net loss per share, diluted	(3.99)	(8.71)	(17.87)

19.	Commitments and Contingencies

(a)	Commitments
Purchase obligations
In September 2020, the Group signed a contract to purchase the three-year license for live broadcasting the League of Legends World Championship starting from 2020 at an aggregate purchase price of RMB800.0 million (US$125.5 million). The unpaid purchase price was RMB315.0 million (US$49.4 million) as of December 31, 2021.
Long-term debt obligations
The Group’s long-term debt obligations are to repay the principal amount and cash interests in connection with the April 2026 Notes, 2027 Notes and December 2026 Notes. The expected repayment schedules of the April 2026 Notes,2027 Notes and December 2026 Notes has been disclosed in Note 1
4
.

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
However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded material liabilities in this regard as of December 31, 2020 and 2021.

F-5
6

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.	Related Party Transactions and Balances
The Group entered into the following significant related party transactions for the periods presented:

	For the Year Ended December 31,
	2019	2020	2021

	RMB in thousands

Purchases of goods and services	87,597	35,131	117,116
Transfer of/ (acquire of) long-term investments 1	539,646	(110,039)	(40,837)
Purchase of noncontrolling interests of Chaodian Inc. (“Chaodian”) 2	—	257,288	—
Capital contribution/Loans to an entity 3 (“Entity”)	—	—	2,785,314
Investment income 1	73,884	—	833
The Group had the following significant related party balances as of December 31, 2020 and 2021, respectively:

	December 31, 2020	December 31, 2021

	RMB in thousands
Amount due from related parties
Due from an investment fund 1	74,235	48,135
Due from the Entity 3	—	1,709,689
Due from other investees 4	90,497	283,492

Total	164,732	2,041,316

Amount due to related parties 5	—	216,434

1.
In June 2019, to focus the Company’s efforts and resources on its core businesses, the Company transferred several equity investments of the Group to an investment fund. The Group contributed a total of RMB220.0 million cash into this fund as a limited partner, which is accounted for as an equity method investment. The cost of the equity investments transferred was RMB465.8 million. The consideration was RMB539.6 million, which was based on the estimated fair value of the investments. The difference between the consideration and cost of the investments was recognized as investment income. In July 2020, the Company acquired certain equity interests of two investments from the investment fund. The consideration was RMB110.0 million. The balances due from an investment fund as of December 31, 2020 and 2021 were consideration receivables and dividend receivables, which are non-trade in nature.

2.
In September 2020, the Company acquired the rest equity interests of Chaodian from certain noncontrolling shareholders, which included some related parties of the Company. The consideration was determined by referenced to a third-party valuer’s valuation and the considerations were settled in 2020.

3.
The Company established the Entity with an independent third party and two entities controlled by Mr. Rui Chen and Ms. Ni Li, respectively, to acquire the land use rights for a parcel of land in Shanghai for future construction. The Company made capital contribution of RMB1,084.3 million and provided interest-bearing guaranteed loans of RMB 1,701.0 million to the Entity for its operation. The balance as of December 31, 2021 represents interest-bearing loans and interest expenses related to the Entity, which are non-trade in nature. The annual interest rates of the loans were 3.3%.

4.
The balances as of December 31, 2020 and 2021 mainly represent interest-bearing loans and interest expenses of RMB105.6 and RMB279.2 million related to an equity investee, which are non-trade in nature. Interest rates of loans to the investee incurred in 2020 and 2021 were 2.8% and 4.5%, respectively.

5.	Amount due to related parties as of December 31, 2021 are primarily considerations related to long-term investments, which are non-trade in nature.

F-5
7

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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
When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. The Group measures investments in money market funds, financial products and equity investments in publicly traded companies at fair value.
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
Accounts receivable, amounts due from/to related parties and other current assets are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable and accrued liabilities and other payables are financial liabilities with carrying values that approximate fair value due to their short-term nature.
The Group measures equity investments accounted for using the equity method at fair value on a non-recurring
basis only if an impairment charge were to be recognized. Equity investments accounted for using the measurement alternative are generally not categorized in the fair value hierarchy. However, if equity investments without readily determinable fair values were re-measured during the years ended December 31, 2020 and 2021, they were classified within Level 3 in the fair value hierarchy because the Group estimated the value of the instruments based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs.

23.	Restricted Net Assets
Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the generically reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax
income should be set aside prior to payment of any dividends. As a result of these and other restrictions under the PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their abilities to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB3.8 billion or 17.3% of the Company’s total consolidated net assets as of December 31, 2021.
 Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.
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

F-5
8

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Acquisitions
Transactions with Chaodian
Prior to 2020, the Group held 63.6% of equity interest in Chaodian. In September 2020, the Company acquired the rest of noncontrolling interests of Chaodian, with the total consideration of RMB744.6 million including with a cash consideration of RMB250.5 million and 1,731,100 Class Z ordinary shares. The consideration was determined by referenced to a third-party valuer’s valuation. The difference between the total consideration and the carrying value of the noncontrolling interest of Chaodian was recognized as additional paid-in capital, amounting to RMB193.3 million. Following the completion of this transaction, the Company held 100% of equity interest in Chaodian.
Transactions with one animation content production company (“Anime Business”)
Prior to 2021, the Group held 8.1% equity share of Anime Business through several investments with preferred rights, which was accounted for as long-term investments using alternative measure method. In January 2021, the Group acquired remaining equity with the total consideration of RMB612.3 million, including the cash consideration of RMB369.1 million and 400,000 restricted Class Z ordinary shares. Upon the completion of this transaction in January 2021, the Group held 100% of equity interests in the Anime Business, which became a consolidated subsidiary of the Group.
The consideration of acquisition of Anime Business was allocated based on their fair value of the assets acquired and the liabilities assumed as follows:

	Amount	Amortization Period
	RMB in thousands

Net assets acquired	189,763
Intangible assets
—Brand	85,000	8 years
—Vendor relationship	75,000	10 years
—Non-compete clause	54,000	6 years
Goodwill	283,402

Total	687,165

Total purchase price comprised of:

Amount
RMB in thousands
Cash consideration	369,124
Share consideration	243,203
Fair value of previously held equity interests	74,838

Total	687,165

Goodwill arising from this acquisition was attributable to the synergies between ability of animation content production and the Group’s strategy to expand its content library.

9

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Acquisitions (Continued)

Transactions with one Comics distribution company (“Comics Business”)
In November 2021, the Company signed an agreement to acquire all of the equity interests in Comics Business with a total cash consideration of RMB600.0 million. Upon the completion of this transaction, the Group held 100% of equity interests in the Comics Business, which became a consolidated subsidiary of the Group.
The consideration of acquisition of Comics Business was allocated based on their fair value of the assets acquired and the liabilities assumed as follows:

	Amount	Amortization Period
	RMB in thousands

Net assets acquired	48,764
Intangible assets
—Brand	23,000	10 years
—User base	11,000	3 years
—Copyrights	269,000	8 years
—Technology	4,000	3 years
—Non-compete clause	5,000	2 years
Deferred tax liabilities	(42,133)
Goodwill	281,369

Total	600,000

Total purchase price comprised of:

	Amount RMB in thousands
Cash consideration	600,000
Goodwill arising from this acquisition was attributable to the synergies between ability of comics distribution and the Group’s strategy to expand its content library.

F-
60

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Acquisitions (Continued)

Other acquisitions
For the years ended December 31, 2020 and 2021, the Group completed several other acquisitions, to complement its existing businesses and achieve synergies. The acquired entities individually and in aggregate were insignificant. The Group’s other acquisitions are summarized in the following table:

	For the Year Ended December 31,
	2020	2021	Amortization Period

	Amount
	RMB in thousands
Net assets acquired	18,495	28,320
Intangible assets
—Brand	—	66,000	5 years
—User base	700	1,500	5 years
—Copyrights	49,000	2,100	3 to 10 years
—Technology	—	3,500	5 years
—Vendor relationship	86,000	—	10 years
—On-going projects	69,000	64,000	3 to 4.5 years
—Customer relationship	—	83,000	5 years
—Non-compete clause	—	28,000	6 years
Noncontrolling interests	(44,064)	—
Deferred tax liabilities	(49,140)	—
Goodwill	283,760	477,746

Total	413,751	754,166

Total purchase price comprised of:

	Amount
	RMB in thousands
Cash consideration	295,323	244,949
Share consideration	118,428	391,244
Fair value of previously held equity interests	—	117,973

Total	413,751	754,166

Pro forma results of operations for all the acquisitions have not been presented because they were not material to the consolidated statements of operations and comprehensive loss for the years ended December 31, 2020 and 2021, either individually or in aggregate.

25.	Subsequent Events
In February 2022, the Company completed an acquisition of a game development company with a total consideration of approximately RMB800.0 million (approximately US$125.5 million).
In March 2022, the board of directors of the Company authorized a share repurchase program under which the Company may repurchase up to
US$500 million of its ADSs for the next 24
months. As of the date of this annual report, approximately
1.4
million
ADSs had been purchased under this program for a total cost of US$
30.0
million
.
In March 2022, the board of directors of the Company authorized the Company to repurchase a portion of December 2026 Notes through privately negotiated transactions. As of the date of this annual report, the Company repurchased an aggregate principal amount of US$
204.0
million
of December 2026 Notes with a total cash consideration of US$
147.9
million
.
Since December 2021, these has been a recurrence of COVID-19 outbreaks in certain provinces of China. The extent to which COVID-19 impacts the business and financial results of the Company will depend on future developments, which are uncertain and cannot be predicted.

F-61