Form 20-F
period 2022-12-31
Bilibili Inc.
filed 2023-04-27
CIK 1723690

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
As of December 31, 2022, there were 394,579,585 ordinary shares outstanding, par value $0.0001 per share, being the sum of 83,715,114 Class Y ordinary shares and 310,864,471 Class Z ordinary shares (excluding 5,337,832 Class Z ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plan).
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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

•

“Bilibili” are to Bilibili Inc., our holding company incorporated in the Cayman Islands as an exempted company with limited liability; “we,” “us,” “our company” and “our” are to Bilibili Inc. and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entities, or the VIEs, in China and their subsidiaries (which are collectively referred to as the Consolidated Affiliated Entities), including but not limited to Shanghai Hode Information Technology Co., Ltd., or Hode Information Technology, Shanghai Kuanyu Digital Technology Co., Ltd., or Shanghai Kuanyu, Shanghai Chaodian Culture Communication Co., Ltd., or Chaodian Culture, and their subsidiaries;

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

•	“China” or the “PRC” are to the People’s Republic of China;

•	“Class Y ordinary shares” are to our Class Y ordinary shares, par value US$0.0001 per share;

•	“Class Z ordinary shares” are to our Class Z ordinary shares, par value US$0.0001 per share;

•	“CSRC” are to the China Securities Regulatory Commission;

•

“daily active users” or “DAU” are to the sum of active users on our mobile apps and PC ends during a given period. Starting from the second quarter of 2022, we calculate active users on mobile apps based on the number of mobile devices (including smart TV and other smart devices) that have launched our mobile apps during a given period. Active users on the PC ends refer to the sum of valid logged-in users who visit our PC website at www.bilibili.com and engage in PC application during a given period, after eliminating duplicates. “Average DAU” for a period is calculated by dividing the sum of DAU during the specified period by the number of days in such period;

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

•

“monthly active users” or “MAU” are to the sum of active users on our mobile apps and PC ends during a given period. Starting from the second quarter of 2022, we calculate active users on mobile apps based on the number of mobile devices (including smart TV and other smart devices) that have launched our mobile apps during a given period. Active users on the PC ends refer to the sum of valid logged-in users who visit our PC website at www.bilibili.com and engage in PC application during a given period, after eliminating duplicates. “Average MAU” for a period is calculated by dividing the sum of MAU during the specified period by the number of months in such period;

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

•

“paying users” on our platform are to users who make payments for various products and services on our platform, including purchases in mobile games offered on our platform and payments for VAS (excluding purchases on our e-commerce platform). A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user and we add the number of paying users of Maoer towards our total paying users without eliminating duplicates. Starting from the second quarter of 2022, we add the number of paying users of smart TVs toward our total paying users without eliminating duplicates. “Average monthly paying user” for a period is calculated by dividing the sum of monthly paying users during the specified period by the number of months in such period;

•	“professional user generated videos” or “PUGV” are to videos generated by users that exhibits creativity as well as a certain level of professional production and editing capabilities;

•

“retention rate”, as applied to any cohort of users who visit our platform in a given period, are to the percentage of these users who make at least one repeat visit after a certain duration, and the “12th-month retention rate” for any cohort of users in a given month is the retention rate in the twelfth month after the applicable month;

•

“premium members” are to members who have subscribed to our premium membership, which allows these members to enjoy exclusive or advance access to our premium content. We calculate premium members based on the number of members whose premium package is still valid by the last day of a given month;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“shares” or “ordinary shares” are to our Class Y and Class Z ordinary shares, par value US$0.0001 per share;

•	“Story Mode” are to our short-form video product within “Bilibili” mobile apps;

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

•	“VAS” are to value-added services, including premium membership, live broadcasting, Bilibili Comics, Maoer and other value-added services;

•

“video-based content” are to, for the purposes of this annual report only, video content on video-centric platforms and non-video-centric platforms as well as mobile games. Non-video-centric platforms include social media, instant messaging, e-commerce, browser, and other kind of platforms; and

•	“videolization” are to the trend of video integrating into the scenarios of everyday life,

Our reporting currency is the Renminbi because our business is mainly conducted in mainland China and a substantial majority of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8972 to US$1.00, the exchange rate on December 30, 2022 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the online entertainment industries in mainland China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with users, content providers, game developers and publishers, advertisers and other partners;

•	competition in our industry;

•	relevant government policies and regulations relating to our industry;

•	the outcome of any current and future litigation or legal or administrative proceedings; and

•	other factors described under “Item 3. Key Information—D. Risk Factors.”

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

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs

Bilibili Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its VIEs. We conduct our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries in mainland China. PRC laws and regulations prohibit foreign investment in internet cultural business (except for music), the internet audio-visual program business, the radio and television program production and operation business, and the production of audio-visual products and/or electronic publications. Accordingly, we operate these businesses in mainland China through the VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their shareholders, as applicable, to control the business operations of the VIEs. Revenues contributed by the VIEs accounted for 86.0%, 74.5%, and 73.4% of our total revenues for the years of 2020, 2021 and 2022, respectively. As used in this annual report, “Bilibili” refers to Bilibili Inc., our Cayman Islands holding company; “we,” “us,” “our company” and “our” refers to Bilibili and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and their subsidiaries in mainland China (which are collectively referred to as the Consolidated Affiliated Entities), including but not limited to, Hode Information Technology, which was established in May 2013 to expand our operations; Shanghai Kuanyu, whose control was obtained by us in July 2014 to further expand our operations; and Chaodian Culture, whose control was obtained by us in July 2019 to enrich our offerings, and their subsidiaries.

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and the Consolidated Affiliated Entities as of the date of this annual report:

Notes:

(1)	Mr. Rui Chen holds 100% equity interests in Shanghai Kuanyu. He is also the chairman of our board of directors and our chief executive officer.
(2)	Shanghai Kuanyu has four subsidiaries.
(3)

Mr. Rui Chen, Ms. Ni Li and Mr. Yi Xu hold 52.3%, 3.4% and 44.3% equity interests in Hode Information Technology, respectively, as of the date of this annual report. Mr. Chen is our controlling shareholder, the chairman of our board of directors and our chief executive officer. Ms. Li is the vice chairwoman of our board of directors and chief operating officer. Mr. Xu is our founder, director and president.

(4)	Hode Information Technology has 27 subsidiaries.
(5)

Chaodian (Shanghai) Technology Co., Ltd., or “Chaodian Technology”, has entered into a series of contractual arrangements with Shanghai Chaodian Culture Communication Co., Ltd., or “Chaodian Culture”, and its individual shareholders, through which we obtained control over the operations of, and enjoyed all economic benefits of Chaodian Culture. Mr. Rui Chen, Ms. Ni Li, Mr. Yi Xu, Mr. Xujun Chai, Shanghai Kuanyu and Hode Information Technology hold 31.2%, 6.8%, 9.5%, 5.1%, 44.6% and 2.8% equity interests in Chaodian Culture, respectively, as of the date of this annual report. Mr. Xujun Chai is an employee of our company.

Holders of our Class Z ordinary shares or the ADSs hold equity interest in Bilibili Inc., our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs and their subsidiaries. A series of contractual agreements, including powers of attorney, equity pledge agreements, letter of undertakings, exclusive business cooperation agreements, and exclusive option agreements, have been entered into by and among our subsidiaries, the VIEs and their respective shareholders, as applicable. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Agreements that provide us effective control over the relevant VIEs.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in PRC courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for our operations in mainland China, which may not be as effective in providing operational control as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of Bilibili, a Cayman Islands holding company, with respect to its contractual arrangements with the VIEs and their individual shareholders. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or any of the existing or past VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in mainland China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to how the Foreign Investment Law may impact the viability of our current corporate structure and operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Bilibili, its PRC subsidiaries and the VIEs, and investors of Bilibili face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

Risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of our securities. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries, the VIEs and their subsidiaries in mainland China. Our operations in mainland China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, the VIEs and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of Bilibili, its PRC subsidiaries, the VIEs and their subsidiaries in mainland China, including, among others, Value-added Telecommunication Business Licenses, License for Online Transmission of Audio-Visual Programs, Online Culture Operating Permits and License for Production and Operation of Radio and Television Program. Sharejoy Network held an Online Culture Operating Permit and it has applied to the local branch of the MCT for a renewal of such permit. We do not perceive material obstacles for it to obtain a renewed Online Culture Operating Permit. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the enactment, interpretation and implementation of Notice 78 and Notice 3.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain and maintain the licenses and approvals required within the complex regulatory environment applicable to our businesses in mainland China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.”

Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Measures, effective March 31, 2023. According to the Filing Measures, domestic companies in the PRC that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. In addition, an overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the Filing Measures. Therefore, we will be required to file with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the Filing Measures. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of, or report and filings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process.”

The Holding Foreign Companies Accountable Act

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB, for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.

On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Although our Class Z ordinary shares have been listed on the Hong Kong Stock Exchange and the ADSs and the Class Z ordinary shares are fully fungible, we cannot assure you that an active trading market for our Class Z ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work and the inability of the PCAOB to conduct inspections of the auditor in the past had deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors-Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash and Asset Flows through Our Organization

Bilibili Inc. transfers cash to its wholly owned Hong Kong subsidiaries, by making capital contributions or providing loans, and the Hong Kong subsidiaries transfer cash to the subsidiaries in mainland China by making capital contributions or providing loans to them. Because Bilibili Inc. and its subsidiaries control the VIEs through contractual arrangements, they are not able to make direct capital contribution to the VIEs and their subsidiaries. However, they may transfer cash to the VIEs by loans or by making payments to the VIEs for inter-group transactions.

For the years ended December 31, 2020, 2021 and 2022, Bilibili Inc., through its intermediate holding companies, had provided capital contribution and loans of aggregately RMB5.3 billion, RMB7.6 billion and RMB10.8 billion (US$1.6 billion) to its subsidiaries in mainland China. For the years ended December 31, 2020, 2021 and 2022, the VIEs received financings of RMB990.3 million, RMB3.3 billion, and RMB1.9 billion (US$273.3 million) from WFOEs, respectively.

The VIEs may transfer cash to our WFOEs by paying consulting and services charges according to the exclusive business cooperation agreement, and the VIEs may receive cash from our WFOEs under business agreements. For the year ended December 31, 2020, the VIEs paid of aggregately RMB488.9 million to WFOEs. For the years ended December 31, 2021 and 2022, the VIEs received of aggregately RMB1.0 billion and RMB3.3 billion from WFOEs, respectively.

For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to Bilibili Inc. by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the VIEs, in a total of RMB1.2 billion, RMB3.8 billion and RMB7.8 billion (US$1.1 billion) as of December 31, 2020, 2021 and 2022, respectively. Furthermore, cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks related to the fund flows of our operations in mainland China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to our shareholders and ADS holders.”

In the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred through our organization.

Bilibili Inc. has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the Cayman Islands, PRC and U.S. federal income tax considerations applicable to an investment in our Class Z ordinary shares or the ADSs, see “Item 10. Additional Information—E. Taxation.” For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China and Hong Kong, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Calculation (1)
Hypothetical pre-tax earnings(2)	100.0%
Tax on earnings at statutory rate of 25%(3)	(25.0)%
Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal Chinese taxable income.
(2)

Under the terms of VIE agreements, our PRC subsidiaries may charge the VIEs for services provided to VIEs. These fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and the VIEs file income tax returns on a separate company basis. The fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.

(3)

Certain of our subsidiaries and the VIEs qualifies for a 15% preferential income tax rate in mainland China. However, such rate is subject to qualification, temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)

PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises (“FIE”) to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to specific qualification requirements at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied even though we have Hong Kong subsidiaries and would likely make any dividends through them.

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

Financial Information Related to the Consolidated Affiliated Entities

The following table presents the condensed consolidating schedule of financial information of Bilibili Inc., its wholly owned subsidiaries that are the primary beneficiaries of the VIEs, and our other subsidiaries, the VIEs and the VIEs’ subsidiaries as of the dates presented.

Selected Condensed Consolidating Statements of Operations and Comprehensive Loss Data

	For the Year Ended December 31, 2022
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals

	(RMB, in thousands)
Third-party revenues	—	319,909	6,702,619	14,876,639	—	21,899,167
Inter-company consulting and services revenues(1)	—	726,875	—	—	(726,875)	—
Other inter-company revenues(2)	—	3,065,560	428,674	1,198,107	(4,692,341)	—

Total revenues	—	4,112,344	7,131,293	16,074,746	(5,419,216)	21,899,167
Third-party costs and expenses	(30,558)	(7,410,249)	(4,379,439)	(18,436,865)	—	(30,257,111)
Inter-company consulting and services costs and expenses(1)	—	—	—	(726,875)	726,875	—

	For the Year Ended December 31, 2022
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals

	(RMB, in thousands)
Other inter-company costs and expenses(2)	—	(861,726)	(3,411,948)	(418,667)	4,692,341	—

Total costs and expenses	(30,558)	(8,271,975)	(7,791,387)	(19,582,407)	5,419,216	(30,257,111)
Net loss from subsidiaries and net loss of VIEs and VIEs’ subsidiaries(3)	(7,685,211)	(4,520,307)	(3,856,817)	—	16,062,335	—
Gain/(Loss) from non-operations	218,756	994,357	9,907	(268,584)	—	954,436

Loss before income tax expenses	(7,497,013)	(7,685,581)	(4,507,004)	(3,776,245)	16,062,335	(7,403,508)
Income tax	—	(1,182)	(13,303)	(89,660)	—	(104,145)

Net loss	(7,497,013)	(7,686,763)	(4,520,307)	(3,865,905)	16,062,335	(7,507,653)
Net loss attributable to noncontrolling interests	—	1,552	—	9,088	—	10,640

Net loss attributable to Bilibili Inc.’s shareholders	(7,497,013)	(7,685,211)	(4,520,307)	(3,856,817)	16,062,335	(7,497,013)

	For the Year Ended December 31, 2021
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals

	(RMB, in thousands)
Third-party revenues	—	258,686	6,257,462	12,867,536	—	19,383,684
Inter-company consulting and services revenues(1)	—	590,905	2,367	—	(593,272)	—
Other inter-company revenues(2)	—	2,054,227	403,379	1,574,896	(4,032,502)	—

Total revenues	—	2,903,818	6,663,208	14,442,432	(4,625,774)	19,383,684
Third-party costs and expenses	(12,405)	(5,448,830)	(4,068,228)	(16,283,295)	—	(25,812,758)
Inter-company consulting and services costs and expenses(1)	—	—	—	(593,272)	593,272	—
Other inter-company costs and expenses(2)	—	(515,329)	(3,246,077)	(271,096)	4,032,502	—

Total costs and expenses	(12,405)	(5,964,159)	(7,314,305)	(17,147,663)	4,625,774	(25,812,758)
Net loss from subsidiaries and net loss of VIEs and VIEs’ subsidiaries(3)	(6,713,764)	(3,518,404)	(2,897,007)	—	13,129,175	—
(Loss)/Gain from non-operations	(63,059)	(110,321)	52,150	(163,146)	—	(284,376)

Loss before income tax expenses	(6,789,228)	(6,689,066)	(3,495,954)	(2,868,377)	13,129,175	(6,713,450)
Income tax	—	(33,842)	(22,450)	(38,997)	—	(95,289)

Net loss	(6,789,228)	(6,722,908)	(3,518,404)	(2,907,374)	13,129,175	(6,808,739)
Net loss attributable to noncontrolling interests	—	9,144	—	10,367	—	19,511

Net loss attributable to Bilibili Inc.’s shareholders	(6,789,228)	(6,713,764)	(3,518,404)	(2,897,007)	13,129,175	(6,789,228)

	For the Year Ended December 31, 2020
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals

	(RMB, in thousands)
Third-party revenues	—	92,898	2,254,871	9,651,207	—	11,998,976
Inter-company consulting and services revenues(1)	—	1,007,741	13,855	—	(1,021,596)	—
Other inter-company revenues(2)	—	1,059,370	166,860	667,765	(1,893,995)	—

Total revenues	—	2,160,009	2,435,586	10,318,972	(2,915,591)	11,998,976
Third-party costs and expenses	(44,090)	(3,318,462)	(1,846,340)	(9,931,047)	—	(15,139,939)
Inter-company consulting and services costs and expenses(1)	—	—	—	(1,021,596)	1,021,596	—
Other inter-company costs and expenses(2)	—	(256,902)	(1,435,506)	(201,587)	1,893,995	—

Total costs and expenses	(44,090)	(3,575,364)	(3,281,846)	(11,154,230)	2,915,591	(15,139,939)

	For the Year Ended December 31, 2020
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals

	(RMB, in thousands)
Net loss from subsidiaries and net loss of VIEs and VIEs’ subsidiaries(3)	(2,940,906)	(1,632,936)	(845,469)	—	5,419,311	—
(Loss)/Gain from non-operations	(26,708)	79,138	79,517	8,368	—	140,315

Loss before income tax expenses	(3,011,704)	(2,969,153)	(1,612,212)	(826,890)	5,419,311	(3,000,648)
Income tax	—	(5,565)	(20,724)	(27,080)	—	(53,369)

Net loss	(3,011,704)	(2,974,718)	(1,632,936)	(853,970)	5,419,311	(3,054,017)
Net loss attributable to noncontrolling interests	—	38,104	—	8,501	—	46,605
Accretion to redeemable noncontrolling Interests	—	(4,292)	—	—	—	(4,292)

Net loss attributable to Bilibili Inc.’s shareholders	(3,011,704)	(2,940,906)	(1,632,936)	(845,469)	5,419,311	(3,011,704)

Selected Condensed Consolidating Balance Sheets Data

	As of December 31, 2022
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals

	(RMB, in thousands)
Cash and cash equivalents	270,138	6,422,618	1,889,388	1,590,440	—	10,172,584
Time deposits	4,067,326	696,460	—	4,186	—	4,767,972
Restricted cash	—	14,803	—	—	—	14,803
Accounts receivable, net	—	114,653	594,004	619,927	—	1,328,584
Amounts due from Group companies(4)	22,313,954	12,925,846	10,386,526	507,849	(46,134,175)	—
Amount due from related parties	—	1,466,848	8,215	119,857	—	1,594,920
Prepayments and other current assets	61,631	324,557	680,482	883,903	—	1,950,573
Short-term investments	1,091,044	2,358,697	901,371	272,340	—	4,623,452
Long-term investments, net	1,157,990	2,344,475	295,813	1,852,740	—	5,651,018
Investment in subsidiaries and net assets of VIEs and VIEs’ subsidiaries	226,249	—	—	—	(226,249)	—
Other non-current assets	—	4,486,293	1,388,056	5,852,315	—	11,726,664
Total assets	29,188,332	31,155,250	16,143,855	11,703,557	(46,360,424)	41,830,570

Accounts payable	—	117,183	722,281	3,452,192	—	4,291,656
Salary and welfare payables	—	1,003,659	54,081	343,786	—	1,401,526
Taxes payable	—	101,278	49,804	165,162	—	316,244
Short-term loan and current portion of long-term debt	5,137,633	883,753	200,000	400,000	—	6,621,386
Deferred revenue	32,513	20,156	628,115	2,138,539	—	2,819,323
Accrued liabilities and other payables	97,208	829,858	76,708	531,188	—	1,534,962
Amounts due to Group companies(4)	—	24,157,903	9,560,512	12,415,760	(46,134,175)	—
Amounts due to related parties	—	80,378	—	27,929	—	108,307
Other long-term liabilities	8,683,150	534,935	9,871	269,623	—	9,497,579
Deficit in subsidiaries and net loss of VIEs and VIEs’ subsidiaries(3)	—	3,199,755	8,042,238	—	(11,241,993)	—

Total liabilities	13,950,504	30,928,858	19,343,610	19,744,179	(57,376,168)	26,590,983
Total Bilibili Inc’s Shareholders’ equity/(deficit)(3)	15,237,828	226,249	(3,199,755)	(8,042,238)	11,015,744	15,237,828
Noncontrolling interests	—	143	—	1,616	—	1,759

Total shareholders’ equity/(deficit)	15,237,828	226,392	(3,199,755)	(8,040,622)	11,015,744	15,239,587

Total liabilities and shareholders’ equity/(deficit)	29,188,332	31,155,250	16,143,855	11,703,557	(46,360,424)	41,830,570

	As of December 31, 2021
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals

	(RMB, in thousands)
Cash and cash equivalents	1,748,896	4,956,403	440,695	377,114	—	7,523,108
Time deposits	7,625,337	—	—	6,997	—	7,632,334
Accounts receivable, net	—	79,350	778,667	524,311	—	1,382,328
Amounts due from Group companies(4)	23,306,176	9,329,586	8,680,893	391,951	(41,708,606)	—
Amount due from related parties	—	1,937,592	1,741	101,983	—	2,041,316
Prepayments and other current assets	11,773	280,689	708,401	1,806,185	—	2,807,048
Short-term investments	13,107,720	767,935	257,943	927,124	—	15,060,722
Long-term investments, net	1,448,100	2,038,157	270,801	1,745,466	—	5,502,524
Other non-current assets	—	3,711,745	1,465,037	4,926,989	—	10,103,771

Total assets	47,248,002	23,101,457	12,604,178	10,808,120	(41,708,606)	52,053,151

Accounts payable	—	244,808	951,797	3,164,301	—	4,360,906
Salary and welfare payables	—	641,560	10,883	343,008	—	995,451
Taxes payable	—	55,575	19,378	128,817	—	203,770
Short-term loan	—	688,448	143,658	400,000	—	1,232,106
Deferred revenue	40,167	962	411,800	2,192,460	—	2,645,389
Accrued liabilities and other payables	126,512	807,547	298,373	1,184,523	—	2,416,955
Amounts due to Group companies(4)	—	24,009,991	10,484,469	7,214,146	(41,708,606)	—
Amounts due to related parties	—	98,207	326	117,901	—	216,434
Other long-term liabilities	17,784,092	259,161	102	222,719	—	18,266,074
Deficit in subsidiaries and net loss of VIEs and VIEs’ subsidiaries(3)	7,593,564	3,887,067	4,170,459	—	(15,651,090)	—

Total liabilities	25,544,335	30,693,326	16,491,245	14,967,875	(57,359,696)	30,337,085
Total Bilibili Inc’s Shareholders’ equity/(deficit)(3)	21,703,667	(7,593,564)	(3,887,067)	(4,170,459)	15,651,090	21,703,667
Noncontrolling interests	—	1,695	—	10,704	—	12,399

Total shareholders’ equity/(deficit)	21,703,667	(7,591,869)	(3,887,067)	(4,159,755)	15,651,090	21,716,066

Total liabilities and shareholders’ equity/(deficit)	47,248,002	23,101,457	12,604,178	10,808,120	(41,708,606)	52,053,151

	As of December 31, 2020
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals

	(RMB, in thousands)
Cash and cash equivalents	159,040	3,574,397	595,482	349,190	—	4,678,109
Time deposits	4,697,928	—	—	22,161	—	4,720,089
Accounts receivable, net	—	28,123	682,419	343,099	—	1,053,641
Amounts due from Group companies(4)	12,559,285	5,889,341	3,640,606	173,596	(22,262,828)	—
Amount due from related parties	—	105,602	13	59,117	—	164,732
Prepayments and other current assets	80,246	70,025	231,868	1,383,648	—	1,765,787
Short-term investments	716,658	318,273	1,146,949	1,175,309	—	3,357,189
Long-term investments, net	935,594	61,076	12,325	1,223,943	—	2,232,938
Other non-current assets	—	2,736,729	972,983	2,183,411	—	5,893,123

Total assets	19,148,751	12,783,566	7,282,645	6,913,474	(22,262,828)	23,865,608

Accounts payable	—	114,301	627,625	2,332,372	—	3,074,298
Salary and welfare payables	—	430,030	15,660	288,686	—	734,376
Taxes payable	—	9,015	11,685	106,492	—	127,192
Short-term loan	—	—	—	100,000	—	100,000

	As of December 31, 2020
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals

	(RMB, in thousands)
Deferred revenue	30,646	12,412	304,956	1,769,992	—	2,118,006
Accrued liabilities and other payables	84,539	656,345	47,422	449,370	—	1,237,676
Amounts due to Group companies(4)	—	12,357,299	6,152,556	3,752,973	(22,262,828)	—
Other long-term liabilities	8,340,922	331,294	—	19,640	—	8,691,856
Deficit in subsidiaries and net loss of VIEs and VIEs’ subsidiaries(3)	3,092,444	1,818,983	1,941,724	—	(6,853,151)	—

Total liabilities	11,548,551	15,729,679	9,101,628	8,819,525	(29,115,979)	16,083,404
Total Bilibili Inc’s Shareholders’ equity/(deficit)(3)	7,600,200	(3,092,444)	(1,818,983)	(1,941,724)	6,853,151	7,600,200
Noncontrolling interests	—	146,331	—	35,673	—	182,004

Total shareholders’ equity/(deficit)	7,600,200	(2,946,113)	(1,818,983)	(1,906,051)	6,853,151	7,782,204

Total liabilities and shareholders’ equity/(deficit)	19,148,751	12,783,566	7,282,645	6,913,474	(22,262,828)	23,865,608

Selected Condensed Consolidating Cash Flows Data

	For the Year Ended December 31, 2022
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals

	(RMB, in thousands)
Consulting and services charges from/(to) Group companies	—	610,600	—	(610,600)	—	—
Other operating cashflow from/(to) Group companies	—	(3,152,834)	(711,157)	3,863,991	—	—
Operating cashflow (to)/from third-parties	(650,630)	(3,899,858)	2,978,815	(2,339,697)	—	(3,911,370)

Net cash (used in)/provided by operating activities	(650,630)	(6,442,092)	2,267,658	913,694	—	(3,911,370)

Investments in and loans to subsidiaries, VIEs and VIEs’ subsidiaries(3)(4)	(13,131,173)	(4,461,610)	(1,640,942)	—	19,233,725	—
Purchase of short-term investments	(33,683,941)	(24,632,555)	(4,927,100)	(7,335,115)	—	(70,578,711)
Maturities of short-term investments	45,951,288	23,488,492	4,288,200	7,970,552	—	81,698,532
Placements of time deposits	(4,878,180)	(5,365,576)	—	(1,270)	—	(10,245,026)
Maturities of time deposits	9,133,225	4,772,298	—	4,444	—	13,909,967
Other investing activities	283,028	(1,722,333)	(547,527)	(2,188,712)	—	(4,175,544)

Net cash provided by/(used in) investing activities	3,674,247	(7,921,284)	(2,827,369)	(1,550,101)	19,233,725	10,609,218

Investments and loans from subsidiaries, VIEs and VIEs’ subsidiaries(3)(4)	—	15,208,993	2,139,842	1,884,890	(19,233,725)	—
Repurchase of convertible senior notes	(4,201,506)	—	—	—	—	(4,201,506)
Repurchase of shares	(347,581)	—	—	—	—	(347,581)
Other financing activities	4	138,562	55,602	—	—	194,168

Net cash (used in)/provided by financing activities	(4,549,083)	15,347,555	2,195,444	1,884,890	(19,233,725)	(4,354,919)

	For the Year Ended December 31, 2021
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals

	(RMB, in thousands)
Consulting and services charges from/(to) Group companies	—	637,787	—	(637,787)	—	—
Other operating cashflow from/(to) Group companies	—	854,325	(2,538,232)	1,683,907	—	—
Operating cashflow (to)/from third-parties	(104,672)	(3,382,667)	2,569,410	(1,729,079)	—	(2,647,008)

Net cash (used in)/provided by operating activities	(104,672)	(1,890,555)	31,178	(682,959)	—	(2,647,008)

Investments in and loans to subsidiaries, VIEs and VIEs’ subsidiaries(3)(4)	(11,168,671)	(2,409,051)	(3,012,727)	—	16,590,449	—
Purchase of short-term investments	(48,781,106)	(3,643,036)	(6,714,400)	(12,610,305)	—	(71,748,847)
Maturities of short-term investments	36,744,305	3,224,958	7,601,200	12,954,425	—	60,524,888
Placements of time deposits	(10,658,126)	—	—	(39,318)	—	(10,697,444)
Maturities of time deposits	7,600,828	—	—	54,319	—	7,655,147
Other investing activities	(1,153,850)	(4,811,039)	(1,081,210)	(3,265,756)	—	(10,311,855)

Net cash used in investing activities	(27,416,620)	(7,638,168)	(3,207,137)	(2,906,635)	16,590,449	(24,578,111)

Investments and loans from subsidiaries, VIEs and VIEs’ subsidiaries(3)(4)	—	10,407,294	2,875,929	3,307,226	(16,590,449)	—
Proceeds from issuance of ordinary shares, net of issuance costs of HKD337,143	19,288,423	—	—	—	—	19,288,423
Proceeds from issuance of convertible senior notes, net of issuance costs of US$13,857	10,085,520	—	—	—	—	10,085,520
Other financing activities	3	571,548	143,658	300,000	—	1,015,209

Net cash provided by financing activities	29,373,946	10,978,842	3,019,587	3,607,226	(16,590,449)	30,389,152

	For the Year Ended December 31, 2020
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals

	(RMB, in thousands)
Consulting and services charges from/(to) Group companies	—	1,074,899	—	(1,074,899)	—	—
Other operating cashflow from/(to) Group companies	—	503,109	(1,089,126)	586,017	—	—
Operating cashflow (to)/from third-parties	(113,574)	(1,950,786)	852,087	1,965,376	—	753,103

Net cash (used in)/provided by operating activities	(113,574)	(372,778)	(237,039)	1,476,494	—	753,103

Investments in and loans to subsidiaries, VIEs and VIEs’ subsidiaries(3)(4)	(5,102,250)	(2,728,972)	(1,257,779)	—	9,089,001	—
Purchase of short-term investments	(455,347)	(6,342,424)	(5,959,501)	(13,973,904)	—	(26,731,176)
Maturities of short-term investments	465,726	6,083,275	4,874,052	13,498,485	—	24,921,538
Placements of time deposits	(9,604,228)	(1,277,553)	—	(25,515)	—	(10,907,296)
Maturities of time deposits	4,925,241	2,737,236	—	7,896	—	7,670,373
Other investing activities	(600,067)	(973,590)	(358,478)	(1,928,125)	—	(3,860,260)

Net cash used in investing activities	(10,370,925)	(2,502,028)	(2,701,706)	(2,421,163)	9,089,001	(8,906,821)

Investments and loans from subsidiaries, VIEs and VIEs’ subsidiaries(3)(4)	—	4,922,860	3,175,854	990,287	(9,089,001)	—
Proceeds from issuance of ordinary shares, net of issuance costs of US$563	2,817,458	—	—	—	—	2,817,458
Proceeds from issuance of convertible senior notes, net of issuance costs of US$13,857	5,594,779	—	—	—	—	5,594,779
Other financing activities	3	(176,821)	—	100,000	—	(76,818)

Net cash provided by financing activities	8,412,240	4,746,039	3,175,854	1,090,287	(9,089,001)	8,335,419

(1)	It represents the elimination of the intercompany consulting and services charges at the consolidation level.
(2)	It mainly includes technical support services provided by other subsidiaries and VIEs to the primary beneficiaries of VIEs.
(3)	It represents the elimination of the investment among Bilibili Inc., other subsidiaries, primary beneficiaries of VIEs, and VIEs and VIEs’ subsidiaries.
(4)	It represents the elimination of intercompany balances among Bilibili Inc., other subsidiaries, primary beneficiaries of VIEs, and VIEs and VIEs’ subsidiaries.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. With respect to the legal risks associated with being based in and having operations in mainland China as discussed in relevant risk factors under “—Risks Related to Our Corporate Structure” and “—Risks Related to Doing Business in China,” the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China. These risks are discussed more fully under “Item 3. Key Information—D. Risk Factors.”

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

•	Any compromise of the cybersecurity of our platform could materially and adversely affect our business, operations and reputation.

•	Increases in the content costs on our platform may have an adverse effect on our business, financial condition and results of operations.

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

Risks Related to Our Corporate Structure

•

Bilibili Inc. is a Cayman Islands holding company conducting our operations primarily through its PRC subsidiaries, the VIEs and their subsidiaries in mainland China; we have no equity ownership in the VIEs and their subsidiaries. Holders of our Class Z ordinary shares or the ADSs hold equity interest in Bilibili Inc., our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs and their subsidiaries. If the PRC government finds that the agreements that establish the structure for operating our business in mainland China do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Bilibili, its PRC subsidiaries and the VIEs, and investors of Bilibili face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole.

Risks Related to Doing Business in China

•

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us. See “—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our Class Z ordinary shares and the ADSs.”

•

We face uncertainties with respect to the interpretation and implementation of the Anti-Monopoly Guidelines for the Internet Platform Economy Sector and other anti-monopoly and competition laws and how it may impact our business operations. See “—Risks Related to Doing Business in China—We face uncertainties with respect to the interpretation and implementation of the Anti-Monopoly Guidelines for the Internet Platform Economy Sector and other anti-monopoly and competition laws and how it may impact our business operations.”

•

The PCAOB had historically been unable to inspect our auditor in relation to their audit work and the inability of the PCAOB to conduct inspections of the auditor in the past had deprived our investors with the benefits of such inspections. See “—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work and the inability of the PCAOB to conduct inspections of the auditor in the past had deprived our investors with the benefits of such inspections.”

•

Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in the future if the PCAOB is unable to inspect and investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

•

The approval of, or report and filings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process. See “—Risks Related to Doing Business in China—The approval of, or report and filings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process.”

•

Regulation and censorship of information disseminated over the mobile and internet in mainland China may adversely affect our business and subject us to liability for content posted on our platform. See “—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the mobile and internet in mainland China may adversely affect our business and subject us to liability for content posted on our platform.”

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

We have incurred significant losses in the past. In 2020, 2021 and 2022, we had loss from operations of RMB3,141.0 million, RMB6,429.1 million and RMB8,357.9 million (US$1,211.8 million), respectively. We cannot assure you that we will be able to generate profits in the future. Our ability to achieve profitability depends in large part on our ability to manage our costs and expenses, many of which are beyond our control. We are disciplined about our costs and operating expenses and we will continue to undertake cost control measures, but there can be no assurance that we will realize cost savings of these actions. We may experience losses in the future due to our continued investments in technology, talent, content, brand recognition, expanding user base, improving user experience and other initiatives. In addition, our ability to achieve and sustain profitability is affected by various factors, some of which are beyond our control, such as changes in macroeconomic and regulatory environment or competitive dynamics in the industry. Accordingly, you should not rely on our financial results of any prior period as an indication of our future performance.

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

We maintain a large content library primarily consisting of PUGV and OGV. We are constantly developing new features to attract and retain our users. In order to expand our content library, we must continue to work with our content creators and incentivize them to produce content that reflects cultural trends and maintain good business relationships with licensors of premium copyrighted content to renew our licenses and source new professionally produced content. Our content creators and licensors may choose to work with other large online video platforms to distribute their content if such platforms can offer better products, services or terms than we do. We cannot assure you that we will be able to attract our content creators to upload their content to our platform or renew or enter into license agreements on commercially reasonable terms with our licensors or at all.

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

The quality of the content offered on our platform and our users’ level of engagement are critical to our success. In order to attract and retain users and compete effectively, we must offer interesting and useful content and enhance our users’ viewing experience. It is vital to our operations that we remain sensitive to and responsive to evolving user preferences and offer content that appeals to our users. In 2022, 94.6% of the total video views are of PUGV, as compared to 92.7% in 2021. Thus far, we have been generally able to encourage our content creators to create and upload PUGV that are appealing to our users. We have also been providing our content creators with support and guidance in various forms, including tools and products to help realize their commercial values and technical support for content distribution, editing and uploading. However, we cannot assure you that our content creators can contribute to create popular PUGV for our platform. If our content creators cease to contribute content, or their uploaded content fails to attract or retain our users, we may experience a decline in user traffic and user engagement. If the number of users or the level of user engagement declines, we may suffer a reduction in revenue.

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

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, or the SCNPC, the Ministry of Industry and Information Technology, or the MIIT, the Cyberspace Administration of China, the CAC, the Ministry of Public Security, or the MPS and State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Information Security and Privacy Protection.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security

•

In June 2021, the SCNPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and the network platform operators that conduct data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public listing in a foreign country. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

•

In November 2021, the CAC released the Regulations of Internet Data Security Management (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, processing, transmission, provision, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing in a foreign country of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

•

In July 2022, the CAC promulgated the Measures for the Security Assessment of Outbound Data, which became effective on September 1, 2022. These measures outline the requirements and procedures for security assessments on export of important data or personal information collected or generated within the territory of mainland China. Furthermore, these measures provide that the security assessment shall combine pre-assessment and continuous supervision, and risk self-assessment and security assessment to prevent data export security risks. Specifically, security assessment is required before any cross-border data can be transferred out of mainland China if: (i) the data transferred out of mainland China is important data; (ii) the data processor is a critical information infrastructure operator or data processor that processes personal information of more than one million individuals; (iii) cross-border data transfer of personal information by a data processor who has made cross-border transfer of aggregately more than 100,000 individuals’ personal information or more than 10,000 individuals’ sensitive personal information since January 1st of the previous year; or (iv) otherwise required by the CAC.

•

In September 2022, the CAC promulgated the Decision to Amend the Cybersecurity Law of the People’s Republic of China (Draft for Comments), which mainly involves amendments in the following aspects: (i) improving the legal liability system for violating the general provisions of network operation security, (ii) modifying the legal liability system for security protection of critical information infrastructure, (iii) adjusting the legal liability system for network information security, and (iv) revising the legal liability system for personal information protection. As of the date of this annual report, the aforementioned draft amendments have not been adopted and there still exists substantial uncertainties regarding to anticipated adoption or effective date at this stage.

Personal Information and Privacy

•

In October 2020, the SCNPC revised and promulgated the Law of the PRC on the Protection of Minors (2020 Revision), which took effect on June 1, 2021, according to which, information processors must follow the principles of legality, legitimacy and necessity when processing personal information of minors via internet, and must obtain consent from minors’ parents or other guardians when processing personal information of minors under the age of 14. Internet service providers must also promptly alert upon the discovery of publishing private information by minors via the internet and take necessary protective measures.

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

•

In June 2022, the CAC issued the Provisions on the Administration of Internet Users’ Account Information, which became effective on August 1, 2022 and stipulated that internet information service providers must, among other things, equip themselves with professional and technical capabilities appropriate to the scale of their services, and establish, improve and strictly implement systems for identity authentication, account verification, information safekeeping, ecological governance, emergency response, personal information protection, among others. The provisions also require that the internet information service providers should handle and protect internet users’ account information in accordance with law, and take measures to prevent unauthorized access, as well as leakage, tampering, or loss of personal information. The internet information service providers must set up convenient portals for complaints and whistleblowing at an easily seen location, provide channels for complaints and whistleblowing, improve the acceptance, screening, disposal and feedback mechanisms, specify the handling process and feedback time limit and timely handle the complaints and whistleblowing of users and the public.

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

Increases in the content costs on our platform may have an adverse effect on our business, financial condition and results of operations.

We need to acquire or produce popular content to provide our users with an engaging and satisfying viewing experience. The acquisition of such content depends on our ability to retain our content creators, OGV partners and hosts of our live broadcasting programs. We recorded content costs in our cost of revenue of RMB1,875.5 million, RMB2,694.8 million and RMB3,496.9 million (US$507.0 million) in 2020, 2021 and 2022, respectively. We have undertaken measures to prudently manage our content costs by focusing on the acquisition of high-quality content. However, acquisition of high-quality content can be costly, especially in the fields of production or licensing of OGV content and obtaining live broadcasting rights due to various reasons, including fierce market competition. Therefore, we may not be able to effectively manage our content costs. If we are unable to generate sufficient revenues to outpace the increase in costs content, or effectively control our content costs, we may incur more losses and our business, financial condition and results of operations may be adversely affected.

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

In addition to licensed content provided by copyright owners, we allow our users to upload content to our platform. Our users can upload all types of content including self-created and professionally produced content and certain graphical files for the purpose of updating user biographies and content covers. Currently, only registered users are allowed to upload content to our platform. We maintain two levels of content management and review procedures to monitor the content uploaded to our platform to ensure that no content that may be deemed to be prohibited by government rules and regulations is posted and to promptly remove any infringing content. Our content screening team screens and monitors the content uploaded on our platform on a 24-hour, 7-day basis. For more details relating to our content monitoring procedures, see “Item 4. Information on the Company—B. Business Overview—Content Management and Review.” However, there can be no assurance that we can identify all the videos or other content that may violate relevant laws and regulations due to the large amount of content uploaded by our users every day.

If the content contained within videos, live broadcasting, games, audios and other content formats on our platform is considered inappropriate or offensive, our business, financial condition and results of operations may be materially and adversely affected.

Failure to identify and prevent illegal or inappropriate content from being uploaded and/or streamed on our platform may subject us to liability. To the extent that PRC regulatory authorities find any content on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform in the form of take-down orders, cause our app to be temporarily removed from app stores, or temporarily disable certain functions on our platform, or otherwise. Our app was temporarily removed from app stores in the past. Although we implemented the required measures promptly and reinstated the mobile app downloads from those app stores, conducted a self-inspection by taking a comprehensive review of the content on our platform thereafter and hired more content monitoring personnel, there can be no assurance that our app will not be removed from app stores again in the future, and such removal could materially and adversely affect our business operations. On December 3, 2020, in response to the reported vulgar content on our platform, the Shanghai Municipal Office of Anti-Pornography and Illegal Publication, the Shanghai Municipal Internet Information Office and the Shanghai Municipal Culture and Tourism Bureau made inquiries with us and requested us to rectify within two weeks and strengthen the content review of videos, live broadcasting, anime, bullet chatting and other content on our platform. We have completed the required rectification and submitted the final rectification report to the Shanghai Municipal Office of Anti-Pornography and Illegal Publication and the Shanghai Municipal Internet Information Office on December 22, 2020 and our rectification report has been accepted by the relevant competent authorities.

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

As advised by our PRC counsel, Jingtian & Gongcheng, there is currently no explicit provisions as to what limits on virtual gifting will be imposed by the NRTA pursuant to Notice 78 and it is unclear how and to what degree any such limits would be imposed on different platforms. Currently, users who can be identified as minors are not allowed to make virtual gifts. However, given there is no explicit provisions on how to set the limit on virtual gifting, we have not been able to set such limit on our platform. We recorded revenues generated from our live broadcasting business under VAS. We derived 32.0%, 35.8% and 39.8% of our revenues from VAS in 2020, 2021 and 2022, respectively. Any such limits ultimately imposed may negatively impact our revenues derived from virtual gifting and our results of operations.

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

Since some of the requirements in Notice 78 and Notice 3 are unclear and have no explicit provisions or implementation standards, we are still in the process of getting further guidance from regulatory authorities and evaluating the applicability and effect of the various requirements under these notices on our business. Any further rulemaking under these notices or other intensified regulation with respect to live broadcasting may increase our compliance burden in the live broadcasting business, and may have an adverse impact on our business and results of operations.

We may not be able to effectively manage our growth and the increased complexity of our business, which could negatively impact our brand and financial performance.

Our financial performance has been and will continue to be influenced by our ability to add, retain and engage active users of our products. Our user acquisition and engagement may fluctuate depending on factors beyond our control. In 2022, we have shifted our user growth focus from MAU growth to DAU growth, as we believe DAU is not only a better measure of the quality and sustainability of our community, but also better reflects the powerful influence of our platform and is directly linked to our commercial prospects. We anticipate that our user growth rate will slow over time as the size of our user base increases and as we achieve higher market penetration in China’s internet population. To the extent our user growth rate slows or the number of our users declines, our success will become increasingly dependent on our ability to retain existing users and enhance user activities and stickiness on the platform. If people do not perceive content and other products and services on our platform to be interesting and useful, we may not be able to retain and attract users or increase their engagement.

As we grow our user base and increase the level of user engagement, we may incur increasing costs, such as licensing fees and royalties for licensed content and hosts’ compensation to further expand our content library to meet the growing and diversified demands of our users. If such expansion is not properly managed, it may adversely affect our financial and operating resources without achieving the desired effects. The market prices for licensing fees and royalties for licensed content have increased significantly in mainland China during the past few years. Online video broadcasting programs are competing aggressively to license popular content titles and events, driving licensing fees up in general. As the market further grows, copyright owners, distributors and industry participants may demand higher licensing fees for such content. Although we have undertaken measures to prudently manage our content costs by focusing on the acquisition of high-quality content, as our content library expands and the prices of licensing premium content increase due to various reasons beyond our control, we still expect the costs of licensed content to continue to increase. If we are unable to generate sufficient revenues to outpace the increase in costs, we may incur more losses and our business, financial condition and results of operations may be adversely affected. See “—Increases in the content costs on our platform may have an adverse effect on our business, financial condition and results of operations.”

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

As we only have a limited history of operating our business at its current scale, it is difficult to evaluate our current business and future prospects, including our ability to grow in the future. In addition, despite our implementation of cost control measures, our costs and expenses may still increase as we expand our business and continue to invest in our infrastructure to enhance the performance and reliability of our platform. For example, we may increase our investment in servers and bandwidth to maintain our quality user experience while sustaining the growth of user base. Continued growth could also strain our ability to maintain reliable service levels for our users, content creators and business partners, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our costs and expenses may grow faster than our revenues and may be greater than what we anticipate. If we are unable to generate adequate revenues and to manage our costs and expenses, we may continue to incur losses in the future and may not be able to achieve or subsequently maintain profitability. Managing our growth will require significant expenditures and the allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition could be harmed.

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

If we fail to obtain and maintain the licenses and approvals required within the complex regulatory environment applicable to our businesses in mainland China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.

The internet and mobile industries in mainland China are highly regulated. The Consolidated Affiliated Entities are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. However, we cannot assure you that we can successfully renew these licenses in a timely manner or that these licenses are sufficient to conduct all of our present or future business. As we develop and expand our business scope, we may need to obtain additional qualifications, permits, approvals or licenses. We may be required to obtain additional licenses or approvals if the PRC government adopts more stringent policies or regulations for our business.

The expiration date of the Online Culture Operating Permits held by the Consolidated Affiliated Entities granted by the local branch of the Ministry of Culture and Tourism, or the MCT ranges from March 2023 to July 2025, which were all renewed after May 2019. Sharejoy Network held an Online Culture Operating Permit and it has applied to the local branch of the MCT for a renewal of such permit. We do not perceive material obstacles for it to obtain a renewed Online Culture Operating Permit. Under the Notice on Adjusting the Scope of Examination and Approval regarding the Internet Culture Operation License to Further Regulate the Approval Work released in May 2019, the Online Culture Operating Permits covering the business scope of using the information network to operate online games granted by the MCT before this notice will remain valid until the expiration dates of these permits. On July 10, 2019, the MCT announced the abolishment of the Interim Measures on Administration of Online Games, which regulated the issuance of Online Culture Operating Permits relating to online games. As the MCT ceased to assume the responsibility for the administration of the online game industry and no longer approved or issued the Online Culture Operating Permits regarding online games since May 2019, the Online Culture Operating Permits held by the Consolidated Affiliated Entities no longer contains content related to online games operation. Based on our PRC counsel, Jingtian & Gongcheng’s consultation with the Shanghai Municipal Administration of Culture and Tourism in November 2022, the MCT no longer assumes the responsibility to supervise the operation of online games, and it is not necessary for an enterprise to obtain Online Culture Operating Permits to operate online game operation business. As of the date of this annual report, the government authorities have not issued laws or regulations to replace the Interim Measures on Administration of Online Games, and no laws, regulations or official guidelines have been promulgated regarding whether the responsibility of MCT for regulating online games will be undertaken by another governmental department. Therefore, our PRC counsel, Jingtian & Gongcheng, has advised us that as long as there is no governmental authority promulgating new supervision requirements for the operation of online game, we are able to continue our online game operation business although the Online Culture Operating Permits currently held no longer contain content related to online games operation, which will not constitute any material noncompliance.

The National Press and Publication Administration, or the NPPA, at the national level had suspended the approval of game registration and issuance of publication numbers for online games starting from March 2018, and later resumed game registration and issued game publication numbers for the first batch of games with an effective date of December 19, 2018. From August 2021, no new game registration and the publication numbers for online games were approved or issued from the NPPA at the national level until resumed in April 2022, and the processing time of games registration and issuance of publication numbers may vary greatly and is within the NPPA’s discretion. Any delay in game registration with NPPA or obtaining game publication numbers could lead to the termination of our cooperation agreements with third parties or negatively affect the operation results of our games. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation-Regulations Related to Online Games.” As of the date of this annual report, the governmental authorities have not issued laws or regulations to replace the Interim Measures on Administration of Online Games, or to clarify the new regulatory body of online games. If we are unable to comply with the new regulations relating to our online games operations, our ability to introduce, launch and operate new games may be adversely affected, and our financial condition and operating results could be adversely affected. In addition, we cannot assure you that the suspension of the approval procedure of game registration and issuance of publication numbers would not occur again in the future and cannot predict how long such duration of suspension will be, and we cannot assure you that we or relevant third parties can obtain the NPPA’s approvals or complete any new governmental requirements for all games on our platform in a timely manner or at all, which could adversely and materially impact our ability to introduce new games, the timetable to launch new games and our business growth.

Moreover, the provision of online games is deemed to be an internet publication activity. An online game operator may be required to obtain an Internet Publishing Service License in order to directly make those games publicly available in mainland China. An online game operator is generally able to publish its games through authorizing third-party licensed electronic publishing entities and applying to the NPPA for approval of the games as electronic publications, which is consistent with our practice as of the date of this annual report. In addition, the provision of comics online may be deemed to be an internet publication activity, which may require the content provider to obtain an Internet Publishing Service License. Furthermore, in a consultation with the competent government authorities in November 2022, our PRC counsel, Jingtian & Gongcheng, was informed that operation of an online comics business currently does not require the Internet Publishing Service License. If the regulatory policies change in the future and we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through online games and comics, the imposition of fines, the revocation of our business and operating licenses and the discontinuation or restriction of our operations of online games and comics.

Under the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs, the introduction or broadcasting of foreign anime in mainland China is subject to approval of the SAPPRFT or its authorized entities. Approval or filing procedures were previously not explicitly required in practice by the NRTA for the broadcasting and distribution of foreign anime on the internet only, until NRTA and its authorized authorities clarified and implemented the relevant filing procedure in 2021. Since then, based on our consultation with the relevant government authorities, we have been following the required filing procedure for our newly introduced foreign anime before broadcasting and distributing them on our platform. According to the Regulations on the Administration of Algorithm Recommendation for Internet Information Services, which came into effect in March 2022, providers of algorithm recommendation services with public opinion attributes or social mobilization capabilities should fill in information such as the name of the service provider, service form, application area, type of algorithm, algorithm self-assessment report, intended public content and other information through the Internet Information Services Algorithm Filing System within ten working days from the date of service provision to fulfill the filing procedures. Currently, we are in the process of filing the relevant information and as of the date of this annual report, we have not received any notice or warning from the relevant governmental authority requiring for rectification.

In April 2022, the National Radio and Television Administration, or the NRTA, and Publication Bureau of the Central Propaganda Department of the Communist Party of China issued the notice on strengthening the management of live broadcasting of games on network audiovisual program platforms, which stipulates that live broadcasting of games shall be reported to the administrative department of radio and television in accordance with the relevant requirements for live programs. In May 2022, Opinions on Regulating Live Webcasts for Rewards and Enhancing the Protection of Minors was issued, which states that minors are prohibited from participating in live broadcasting rewards. Furthermore, the website platform should strengthen the management of the registration of anchor accounts and optimize the “teenage mode.” The website platform should establish a dedicated customer service team for minors and strengthen the management of peak hours. The provision of online anchor services to minors under the age of 16 are prohibited, and the provision of online anchor services to minors between the age of 16 and 18 shall be subject to the consent of their guardians. After 22:00 every day, the services under the “teenage mode” should be forced offline. In June 2022, the NRTA and the MCT issued the Code of Conduct for Online Hosts, which requires live broadcasting platforms to review and record the practice qualifications of live broadcasting hosts who require a high level of professionalism (e.g. healthcare, finance, law, education). In November 2022, the CAC issued the Circular on Effectively Strengthening the Governance of Online Violence, requiring website platforms to establish the classification standards for online violence information and the sample database of model cases, establish the identification model for online violence in light of their own characteristics, establish the emergency response mechanism for online violence, provide the settings for closing the private messages, comments, forwarding and “@” message of strangers with one click and optimize the rules for private messages, etc. On December 15, 2022, the Administrative Provisions on Online Comment Following Services became effective, according to which, the providers of online comment following services shall verify the identity information of registered users, and shall not provide online comment following services to users who have not verified their identity information or falsely use the identity information of any organization or other individuals. For internet follow-up comment services for news information, the system of “content check before publication” shall be established; and for internet follow-up comment services by way of bullet chats, the corresponding static version of information content shall be provided on the same platform and page at the same time.

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

In August 2018, the National Office of Anti-Pornography and Illegal Publication, the MIIT, the MPS, the MCT, the NRTA and the CAC jointly issued the Notice on Strengthening the Management of Live Broadcasting Service, which required a real-name registration system for users to be put in place by live broadcasting service providers. On October 25, 2019, the NPPA issued the Notice on Preventing Minors from Indulging in Online Games, which requires all online gamers to register accounts with their valid identity information and all game companies to stop providing game services to users who fail to do so. Pursuant to the Notice 78, users who have not registered with real names or who are minors are prohibited from virtual gifting. On October 17, 2020, the Law of the PRC on the Protection of Minors (2020 Revision) added a new section entitled “Online Protections” which stipulates a series of provisions to further protect minors’ interests on the internet. On August 30, 2021, the NPPA promulgated the Notice on Further Strict Management to Effectively Prevent Minors from Being Addicted to Online Games, which became effective on September 1, 2021. The notice requires that all online games must be connected to the real-name verification system of the NPPA for online games to prevent addiction, all online game users must use real and valid identity information to register their game accounts and log in to online games, and online games enterprises must not provide online game services in any form (including visitor experience mode) to users who have not registered and logged in with their real names. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Games” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Live Broadcasting Services.” On March 25, 2022, the CAC, the State Taxation Administration of the PRC, or the STA, and the SAMR jointly issued the Notice on Further Standardizing the Profit-Making Behavior of Live Broadcasting to Promote the Healthy Development of the Industry, which required live broadcasting platforms to authenticate the identity of each live broadcasting publisher and report various information of those publishers that have profit-making behaviors to local provincial-level network department and tax authorities semi-annually. For a detailed description, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Live Broadcasting Services.”

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

We face significant competition, primarily from companies that operate in the video-based industry in mainland China, and we compete with these companies for users, content providers and advertisers.

We face significant competition primarily from companies that operate in the video-based industry in mainland China designed to engage users, especially the Generation Z+, and capture their time spent on mobile devices and the internet. In particular, our competitors mainly include large online video streaming platforms, other platforms offering video products, live broadcasting platforms, game developers and other companies offering online content. Some of our competitors have longer operating histories and significantly greater financial resources than we do, and in turn may be able to attract and retain more users, content partners and advertisers. Our competitors may compete with us in a variety of ways, including by obtaining exclusive online distribution rights for popular content, conducting brand promotions and other marketing activities, and making acquisitions. If any of our competitors provides comparable or better user experience, our user traffic could decline significantly. We have exclusive distribution rights only for certain content on our platform. Our content creators are generally free to post their content on our competitors’ platforms, which may divert user traffic from our platform, and adversely affect our user traffic and thus our operations. We believe that our ability to compete effectively depends upon many factors, some of which are beyond our control, including:

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

Content posted on our platform may expose us to allegations by third parties of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of third-party rights. We have been involved in litigation based on allegations of infringement of third-party copyright due to the content available on our platform. We are currently involved in approximately 124 lawsuits based on allegations of infringement of third-party copyright due to the content posted on our platform, which are immaterial to our company on an individual basis or a collective basis. Regardless of the outcome, these lawsuits, and any other litigation that may be brought against us or our current or former directors and officers, could be time-consuming, result in significant expenses and divert our resources and the attention of our management and other key employees. An unfavorable outcome in any of these matters could exceed the limited coverage provided under our current applicable insurance policies.

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

The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in mainland China, are uncertain and still evolving. As we face increasing competition and as litigation becomes a more common way to resolve disputes in mainland China, we face a higher risk of being the subject of intellectual property infringement claims. Under relevant PRC laws and regulations, online service providers which provide storage space for users to upload works or links to other services or content could be held liable for copyright infringement under various circumstances, including situations where an online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes the copyrights of others and the provider realizes economic benefits from such infringement activities. In certain cases in mainland China, the courts have found an online service provider to be liable for the copyrighted content posted by users which was accessible from and stored on such provider’s servers.

Although we have not been subject to claims or lawsuits outside mainland China, we may become subject to copyright laws in other jurisdictions, such as the United States, by virtue of our listing in the United States, the ability of users to access our videos from the United States and other jurisdictions, the ownership of the ADSs by investors, and the extraterritorial application of foreign law by foreign courts or otherwise.

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

We face significant competition in the live broadcasting business for both users and hosts. The live broadcasting on our platform primarily focuses on interest areas including game, entertainment, e-sports and virtual live broadcasting. We cannot assure you that such content will continue to attract new users and retain existing ones.

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

In addition, the costs attributed to hosts’ compensation have increased significantly in mainland China during the past few years for companies that provide such services. If we are unable to generate sufficient revenues to outpace the increase in such compensation, we may lose opportunities to retain the popular hosts on our platform and thus incur more losses. In addition, the compensation we pay to the hosts could significantly increase our cost of revenues and materially adversely affect our margins, financial condition and results of operations.

We cooperate with talent agencies to manage, organize and recruit hosts on our platform. As we are an open platform that welcomes all hosts to register on our websites, cooperation with talent agencies substantially increases our operation efficiency in terms of discovering, supporting and managing hosts in a more organized and structured manner, and turning amateur hosts to full-time hosts. We have a revenue sharing arrangement with both our hosts and talent agencies under which we share with them a portion of the revenues from virtual gifting. The absolute amounts and revenue sharing percentages that we pay hosts and talent agencies may increase. If the interests among us, hosts and the talent agencies are not well balanced, or if we cannot design a revenue-sharing mechanism that is agreeable to both hosts and talent agencies, we may not be able to retain or attract hosts or talent agencies, or both. In addition, while we have entered into exclusive streaming agreements with certain hosts, none of the talent agencies we cooperate with has an exclusive cooperation relationship with us. If our competitor platforms offer higher revenue sharing percentages with an intent to attract our popular hosts, costs to retain our hosts may further increase, additionally, talent agencies may choose to devote more of their resources to hosts who stream on other platforms, or they may encourage their hosts to use or even enter into an exclusive agreement with other platforms, all of which could materially and adversely affect our business, financial condition and results of operations. If we are not able to continue to retain our hosts and produce high-quality content on our platform at commercially acceptable costs, our business, financial condition and results of operations would be adversely impacted. Furthermore, as our business and user base further expand, we may have to devote more resources in encouraging our hosts and talent agencies to produce content that meets the varied interests of a diverse user base, which would increase the content costs on our platform. If we are unable to generate sufficient revenues that outpace our increased content costs, our business, financial condition and results of operations may be materially and adversely affected.

In addition, our live broadcasting services may be abused by hosts and other users. We have an internal control system in place to review and monitor live broadcasting streams and will shut down those streams that may violate PRC laws and regulations. For detailed descriptions of these PRC laws and regulations, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Live Broadcasting Services” However, we may not identify all such streams and content. Failure to comply with applicable laws and regulations may result in the revocation of our licenses to provide internet content or other licenses, the closure of the concerned platforms and reputational harm. We may also be held liable for such censored information displayed on our platform.

If we fail to launch new games or release upgrades to existing games to grow our games’ player base, our business and operating results will be materially and adversely affected.

We derived 40.0%, 26.3% and 22.9% of our revenues from mobile games in 2020, 2021 and 2022, respectively. We derived a significant portion of mobile game revenues from a limited number of games in 2020. One mobile game contributed 11.4% of our total net revenues for the year ended December 31, 2020. No mobile game individually contributed more than 10% of our total net revenues for the years ended December 31, 2021 and 2022, respectively.

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

We also offer mobile games self-developed by our in-house game development teams. The development cycle for new titles can range from 12 months to multiple years. Therefore, our development costs can be substantial. If we experience unanticipated development delays, financial difficulties, or additional costs, we may not be able to release titles according to our schedule and at budgeted costs. External factors, such as changing interests and appetite of game players and market trends, may also have an impact on the successful launch and popularity of any new games. Despite the substantial costs and time needed for development of new games, there can be no assurance that we can recoup these costs or make a profit on these games.

In addition, the revenue model we adopt for online games may not remain effective, which may cause us to lose players and materially and adversely affect our business, financial condition and results of operations. In 2022, we incurred expenses of RMB525.8 million in association with the termination of certain game projects. We derive substantially all of the mobile games revenues from the sale of in-game virtual items. However, we may not be able to continue to successfully implement this model.

The PRC government has taken steps to limit online game playing time for all minors and to otherwise control the content and operation of online games. Such restrictions on online games may materially and adversely impact our business and results of operations.

As part of its anti-addiction online game policy, the PRC regulators have been implementing regulations designed to reduce the amount of time that youth under the age of 18 spend playing online games. For a detailed description of these regulations, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Games—Anti-addiction System and Protection of Minors.” On August 30, 2021, the NPPA promulgated the Notice on Further Strict Management to Effectively Prevent Minors from Being Addicted to Online Games, which became effective on September 1, 2021. The notice requires that all online games enterprises including platforms providing online game services may only provide online game services to minors for one hour from 8:00 p.m. to 9:00 p.m. each day on Fridays, Saturdays, Sundays and national holidays, and may not provide online game services to minors in any form at any other time. All online games must be connected to the real-name verification system of the NPPA for online games to prevent addiction, all online game users must use real and valid identity information to register their game accounts and log in to online games, and online games enterprises must not provide online game services in any form (including visitor experience mode) to users who have not registered and logged in with their real names. We currently do not charge users for game playing time. However, if we were to start charging for playing time, we may lose our players, and our financial condition and results of operations may be materially and adversely affected.

Furthermore, minors are prohibited from playing games exceeding a certain period of time per day or putting money into their accounts exceeding a certain amount. Online game operators are required to explore the manner to notify users of different ages about the online games based on various criteria, such as the games’ content and the amount of money anticipated to be used in the games, on the games’ download, registration and log-in pages in a prominent way. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Games—Anti-addiction System and Protection of Minors.”

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

In addition, there can be no assurance that the PRC regulators would not promulgate new laws and regulations in the future to further limit minors’ access and exposure to videos, live broadcasting, audios and other content formats that we offer on our platform. The implementation of the existing and future laws and regulations may lead to a decrease in the number of minors in our user base and the playtime of minor users, thereby leading to a decrease in the minor users’ revenue contribution to our mobile game and other businesses and may materially and adversely affect our results of operations and prospects.

Our ability to generate revenues from our mobile games could suffer if mobile games market in mainland China does not develop as anticipated.

The mobile games market in mainland China has evolved rapidly in recent years, with developments such as the introduction of new business models, the development of player preferences, the increasing popularity of smartphones, market entry by new competitors and the adoption of new strategies by existing competitors. We expect each of these trends to continue, and we must continue to adapt our strategy to successfully compete in this market. There are numerous other technologies and business models in varying stages of development, such as portable tablet computers, cloud gaming and VR games involving new mobile technologies, which could render certain current technologies or applications obsolete. Accordingly, it is extremely difficult to accurately predict player acceptance and demand for our various existing and potential new mobile game offerings, and the future size, composition and growth of this market. Furthermore, given the limited history and rapidly evolving nature of the mobile games market, we cannot predict the price that players will be willing to pay for the virtual items in our mobile games or whether players will have concerns over security, reliability, cost and quality of service associated with mobile games. If market acceptance of our mobile games is different than anticipated, our ability to maintain or increase our revenues and profits could be materially and adversely affected.

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

We generate a significant portion of our revenues from advertising. We enter into contracts with both advertisers and third-party advertising agencies, and the financial soundness of these customers may affect our collection of accounts receivable. We make a credit assessment of the advertiser and advertising agency to evaluate the collectability of the advertising service fees before entering into an advertising contract. However, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each advertiser or advertising agency, and any inability of advertisers or advertising agencies to pay us in a timely manner may adversely affect our liquidity and cash flows.

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

We offer ACG-related and other types of merchandise on our platform and generate revenues from sales of these products. Our e-commence business uses a number of third-party logistics companies to deliver our products to customers. Any interruption to or failure in logistics services could prevent the timely or proper delivery of our products. These interruptions may be due to events that are beyond our control or the control of these third-party logistics services, such as pandemic, inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. We may not be able to find alternative logistics companies to provide logistics services in a timely and reliable manner, or at all, to replace such third-party logistics services to the extent necessary. If products sold on our platform are not delivered in proper condition or on a timely basis or at all, our e-commerce business and reputation would suffer.

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

Many of our products and services contain open-source software, which may pose particular risks to our proprietary software, products and services in a manner that negatively affects our business.

We use open-source software in our products and services and will use open-source software in the future. There is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we may face claims from third parties claiming ownership of, or demanding release of, the open-source software or derivative works that we developed using such software. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully.

Furthermore, because any software source code we contribute to open-source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely. As a result, we may be unable to prevent our competitors or others from using such software source code contributed by us.

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

We have made short-term and long-term investments. Our short-term investments primarily include money market funds, financial products with variable interest rates referenced to performance of underlying assets issued by commercial banks or other financial institutions and publicly traded companies with the intention to be sold within twelve months. Our long-term investments primarily consist of investment in companies whose businesses are complementary to ours, including game, anime production and high-technology companies and investments in publicly traded companies with an intention of holding for more than one year.

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

We have acquired, and may in the future acquire, companies that are complementary to our business. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see. For example, in April 2020, we entered into a business collaboration agreement with Sony Corporation to pursue collaboration opportunities within the area of entertainment business in the Chinese market, including anime and mobile games. In November 2021, we acquired all of the equity interests in Beijing Siyuexingkong Network Technology Co., Ltd. (“Youyaoqi”), a comics distribution company, to enrich our content offerings. In February 2022, we acquired all of the equity interests in a game company to expand our self-developed capacity in game development.

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

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of our acquisitions of interests in our subsidiaries and consolidated VIEs. We recorded goodwill of RMB2,338.3 million and RMB2,725.1 million (US$395.1 million) as of December 31, 2021 and 2022, respectively.

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

We are exposed to risks associated with the development or construction of properties on a parcel of land in Shanghai.

In 2020, we established an entity (“Entity”) in Shanghai, China together with Zhuhai Hengqin Wangfu Project Investment LLP (“Wangfu”), an independent third party, and two entities controlled by Mr. Rui Chen and Ms. Ni Li, respectively (the “Management Entities”), to acquire the land use rights for a parcel of land in Shanghai. We hold 30.01% of the shares of the Entity, Wangfu holds 45.0%, and the Management Entities collectively hold the remaining 24.99% of the shares. The Entity estimates the construction of certain buildings on such parcel of land (the “Construction Project”) to commence in 2023 and to complete by approximately 2026. We may use space in such building as our office space following the completion of the Construction Project. See also “Item 4. Information on the Company—Property, Plants and Equipment” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions.”

The Construction Project includes risks such as:

•

the Entity may not be able to obtain construction financing for the development of the Construction Project on reasonable terms in a timely manner, or at all, and we may consider to provide additional financing to the Entity to fund the development or construction of the Construction Project;

•

construction may not be completed on schedule due to various reasons, such as supply chain issues and increased difficulty for workforce recruitment, which could result in increased expenses and construction costs, and would result in reduced profitability;

•

construction costs may exceed the Entity’s original estimates due to increases in interest rates and increased material, labor or other costs, possibly making the property less profitable than projected or unprofitable because the Entity may not be able to increase rents to compensate for the increase in construction costs;

•

occupancy rates and rents at newly completed properties and the time it takes to fully or substantially lease such facilities may not meet the Entity’s expectations, which may result in lower than projected occupancy and rental rates resulting in an investment that is less profitable than projected or unprofitable;

•	claims for construction defects after a property has been developed;

•	poor performance or nonperformance by any of our business partners or other third parties on whom we rely;

•	health and safety incidents and site accidents; and

•	compliance with building codes and other local regulations.

If any of the aforementioned risks were to occur, it could have a substantial negative impact on the Construction Project’s success and result in a material adverse effect on our financial condition or results of operations.

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

We depend on the continued contributions of our senior management and other key employees, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key employees could harm our business. Competition for qualified talent in mainland China is intense, particularly in the internet and technology industries. Our future success depends on our ability to attract a large number of qualified employees and retain existing key employees. If we are unable to do so, our business and growth may be materially and adversely affected and the trading prices of our listed securities could suffer. Our need to obtain qualified employees and retain key employees may cause us to increase compensation-related costs, including stock-based compensation.

If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our convertible senior notes.

The April 2026 Notes bear interest at a rate of 1.375% per year, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2019, and will mature on April 1, 2026 (unless earlier repurchased, redeemed or converted). The 2027 Notes bear interest at a rate of 1.25% per year, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2020, and will mature on June 15, 2027 (unless repurchased, redeemed or converted). The December 2026 Notes bear interest at a rate of 0.5% per year, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2022, and will mature on December 1, 2026 (unless earlier repurchased, redeemed or converted). The April 2026 Notes, 2027 Notes and December 2026 Notes are collectively referred to as the Bilibili Convertible Senior Notes in this annual report on Form 20-F.

As of December 31, 2022, we repurchased an aggregate principal amount of US$768.3 million of December 2026 Notes for a total cash consideration of US$568.6 million and repurchased an aggregate principal amount of US$54.0 million of 2027 Notes for a total cash consideration of US$49.3 million. As of December 31, 2022, an aggregate principal amount of US$429.3 million, US$831.7 million and US$746.0 million of our April 2026 Notes, December 2026 Notes, and 2027 Notes, respectively, remained outstanding.

In January 2023, we completed the offering of 15,344,000 ADSs at US$26.65 per ADS. Shortly after the completion of the ADS offering, we completed the exchange of an aggregate principal amount of US$384.8 million of our outstanding December 2026 Notes (the “Exchange Notes”) purchased by Goldman Sachs (Asia) L.L.C. (“Goldman Sachs”) and its applicable affiliate(s), as duly engaged and authorized by us, from the holders of such Exchange Notes in privately negotiated transactions for our issuance of ADSs. The aggregate purchase price of the Exchange Notes in the amount of US$331.2 million was funded by the net proceeds from the ADS offering. We plan to use the remaining net proceeds (after deducting selling commissions) of the ADS offering in the amount of US$68.8 million to replenish our cash reserve after our repurchases of certain convertible senior notes in the fourth quarter of 2022 and for other working capital purposes.

As of March 31, 2023, an aggregate principal amount of US$429.3 million, US$446.9 million and US$746.0 million of our April 2026 Notes, December 2026 Notes, and 2027 Notes, respectively, remained outstanding.

Holders of the Bilibili Convertible Senior Notes have the right to require us to repurchase their notes on April 1, 2024, in the case of the April 2026 Notes, June 15, 2023 and June 15, 2025, in the case of the 2027 Notes, and December 1, 2024, in the case of the December 2026 Notes. In addition, the Bilibili Convertible Senior Notes each contains similar protections concerning the holders’ right to require us to repurchase their notes upon the occurrence of a fundamental change (as defined in the terms of such notes), as well as similar provisions regarding our ability to redeem the existing notes in case of certain changes in tax law. Each of the indentures for the Bilibili Convertible Senior Notes defines a “fundamental change” to include, among other things, Bilibili’s ADSs ceasing to be listed on The New York Stock Exchange, The Nasdaq Global Select Market or The Nasdaq Global Market. See “—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.” Upon the occurrence of a fundamental change, holders of the Bilibili Convertible Senior Notes will have the right, at their option, to require us to repurchase all of their Bilibili Convertible Senior Notes or any portion of the principal amount at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any. In the event of a fundamental change, we may also be required to issue additional ADSs or, in the case of the December 2026 Notes, Class Z ordinary shares in lieu of ADSs if a holder of the December 2026 Notes so elects, upon conversion of the relevant Bilibili Convertible Senior Notes. In addition, upon conversion of the December 2026 Notes, unless we elect to deliver solely ADSs (or Class Z ordinary shares if such holder elects to receive Class Z ordinary shares in lieu of any ADSs deliverable upon conversion) to settle such conversion (other than paying cash in lieu of delivering any fractional ADS), we will be required to make cash payments in respect of the notes being converted.

However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of the notes surrendered therefor or redeem the notes or the notes being converted. In addition, our ability to repurchase the notes, redeem the notes or pay cash upon conversions of the notes may be limited by law, by regulatory authority or by agreements governing our and/or our subsidiaries’ current or future indebtedness. We derive most of our revenues from, and hold most of our assets through, our subsidiaries. As a result, we may rely in part upon distributions and advances from our subsidiaries in order to help us meet our payment obligations under the Bilibili Convertible Senior Notes and our other obligations. Our subsidiaries are distinct legal entities and do not have any obligation (legal or otherwise) to provide us with distributions or advances. We may face tax or other adverse consequences, or legal limitations, on our ability to obtain funds from these entities. In addition, our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•	our financial condition, results of operations and cash flows;

•	general market conditions for financing activities by internet companies; and

•	economic, political and other conditions in the PRC and elsewhere.

Our failure to repurchase the Bilibili Convertible Senior Notes or pay the redemption price or repay the principal at a time when the repurchase or such payment is required by the respective indenture governing the notes or to pay any cash payable on future conversions of the notes would constitute a default under the respective indenture governing the notes. A default under any of these indentures or the fundamental change itself could also lead to a default under any of the other indentures or agreements governing our indebtedness or any future indebtedness. If the repayment of the existing notes or any other indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the existing notes or other indebtedness and repurchase the notes or make cash payments upon conversions thereof.

We hold a portion of our cash and cash equivalents that we use to meet our working capital and operating expense needs in deposit accounts, and our liquidity and operations could be adversely affected if a financial institution holding such funds fails.

We hold a portion of our cash and cash equivalents that we use to meet our working capital and operating expense needs in deposit accounts at multiple financial institutions. The balance held in the accounts of U.S. financial institutions typically exceeds the Federal Deposit Insurance Corporation, or FDIC, standard deposit insurance limit of $250,000 per depositor and per institution. If a U.S. financial institution in which we hold such funds fails or is subject to significant adverse conditions in the financial or credit markets, we could be subject to a risk of loss of all or a portion of such uninsured funds or be subject to a delay in accessing all or a portion of our funds. Any such loss or lack of access to these funds could adversely impact our short-term liquidity and ability to meet our operating expense obligations, including payroll obligations.

For example, on March 10, 2023, Silicon Valley Bank, or SVB, was closed and the FDIC was appointed receiver for the bank. The FDIC created a successor bridge bank, and all deposits of SVB were transferred to the bridge bank under a systemic risk exception approved by the United States Department of the Treasury, the Federal Reserve and the FDIC. Access to and availability of deposits was delayed, though ultimately, in that case, restored. As of the date of this annual report, we have no balance left in SVB. However, if financial institutions in which we hold funds for working capital and operating expenses were to fail, we cannot provide any assurances that the applicable governmental agencies would take action to protect our uninsured deposits or make deposits available in a similar manner.

We also maintain investment accounts with one or more financial institutions in which we hold our investments and, if access to the funds we use for working capital and operating expenses is impaired, we may not be able to open new operating accounts or to sell investments or transfer funds from our investment accounts to new operating accounts on a timely basis sufficient to meet our operating expense obligations. In addition, to the extent that the financial institutions with which we hold securities fail or are associated with banks that fail, there may be delays or other access restrictions with respect to such securities, similar to those described above for deposit accounts.

We have granted, and may continue to grant, options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted a global share incentive plan in 2014 (terminated in 2022, whereas awards outstanding at the time of termination survived the termination) and a share incentive plan in 2018 (as amended in 2020 and 2022), which we refer to as the Global Share Plan and the 2018 Plan, respectively, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under the 2018 Plan, we are authorized to grant options and other types of awards. As of February 28, 2023, awards to purchase 23,499,960 ordinary shares under the Global Share Plan and the 2018 Plan have been granted and remained outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. We recognize share-based compensation expenses in our consolidated financial statements in connection with these grants and may continue to incur such expenses in the future. As of December 31, 2022, our unrecognized share-based compensation expenses relating to unvested awards amounted to RMB3,707.8 million (US$537.6 million), adjusted for estimated forfeitures.

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

We rely on certain key operating metrics, such as DAUs, MAUs and average monthly paying users, to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. We calculate these operating metrics using internal company data that have not been independently verified. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business. If investors make investment decisions based on operating metrics we disclose that are inaccurate, we may also face potential lawsuits or disputes.

We do not have any business insurance coverage.

The insurance industry in mainland China is still in an early stage of development, and insurance companies in mainland China currently offer limited business-related insurance products. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain property insurance, product liability insurance or key-man insurance. We consider this practice to be reasonable in light of the nature of our business and the insurance products that are available in mainland China and in line with the practices of other companies in the same industry of similar size in mainland China. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

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

Transactions conducted through our global and cross-border platforms may be subject to different customs, taxes and rules and regulations, and we may be adversely affected by the complexity of and developments in customs, foreign exchange and import/export laws, rules and regulations in mainland China and other jurisdictions.

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

Recently there have been heightened tensions in international relations, particularly between the United States and China. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries, and given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

A severe or prolonged downturn in the Chinese or global economy, any financial or economic crisis, or perceived threat of such a crisis, could materially and adversely affect our business and financial condition.

COVID-19 has had a severe and negative impact on the Chinese and the global economy since 2020. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including problems that may arise from the unwinding of those policies. The Federal Reserve has raised interest rates in the United States. The rapid rise in interest rates in the United States during 2022 have resulted in a state of volatility and uncertainty with respect to the health of the U.S. banking system. The conflicts in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

We face risks related to natural disasters, health epidemics and other outbreaks, such as the COVID-19 pandemic, which could significantly disrupt our operations.

In recent years, there have been outbreaks of health epidemics in China and globally, including the outbreak of COVID-19 pandemic. Our results of operations may be adversely and materially affected to the extent COVID-19 or any other epidemic harms the Chinese and global economy in general. Beginning in 2020, COVID-19 has resulted in quarantines, travel restrictions, and temporary closure of businesses and facilities in China and worldwide. For its impact on our financial results, please see “Item 5. Operating and Financial Review and Prospects.”

COVID-19 had the following impacts and the potential impacts from COVID-19 include, but are not limited to, the following:

•

temporary closure of offices, travel restrictions or suspension of services of our customers and suppliers have negatively affected, and could continue to negatively affect, the demand for our services;

•	lock-downs has disrupted and may continue to disrupt supply chain, delay our ability to timely fulfill our e-commerce orders and led to higher fulfilment expenses;

•	increase the volatility of our customers’ demand for our advertising services and their advertising expenditure patterns from period-to-period;

•	increase the volatility of the size and engagement of our active user base, and cause us to incur higher bandwidth costs; and

•

lead to delays in production and uncertainty in scheduling of content of our licensed content providers, which in turn have a negative impact on our premium membership subscription and the amount of advertising sponsorship received by us.

China began to modify its COVID control policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There remains uncertainty as to the future impact of the virus. The extent to which the COVID-19 pandemic impacts our long-term results will depend on future developments which are highly uncertain, unpredictable and beyond our control, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments, and measures to stimulate the general economy to improve business condition especially for small businesses. Consequently, the COVID-19 pandemic may materially and adversely affect our business, financial condition and results of operations. We are closely monitoring the impacts of COVID-19 pandemic on us.

In general, our business could be adversely affected by the effects of epidemics, including, but not limited to, the COVID-19, avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, severe weather conditions such as a snowstorm, flood or hazardous air pollution, or other outbreaks. In response to an epidemic, severe weather conditions, or other outbreaks, government and other organizations may adopt regulations and policies that could lead to severe disruption to our daily operations, including temporary closure of our offices and other facilities. These severe conditions may cause us and/or our partners to make internal adjustments, including, but not limited to, temporarily closing down business, limiting business hours, and setting restrictions on travel and/or visits with clients and partners for a prolonged period of time. Various impact arising from a severe condition may cause business disruption, resulting in material, adverse impact to our financial condition and results of operations.

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

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in mainland China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content and online game operations. For example, the internet cultural business (except for music), the internet audio-visual program business, the radio and television program production and operation business, and the production of audio-visual products and/or electronic publications remain as prohibited areas for foreign investment. Specifically, foreign ownership of a commercial internet information services provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business, however, such requirement of record of good performance and operating experience in managing value-added telecommunications business for the major foreign investor was repealed by the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, effective on May 1, 2022. We are a company registered in the Cayman Islands and our WFOE is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in mainland China mainly through the VIEs and their respective subsidiaries, based on a series of contractual arrangements by and among our wholly owned subsidiaries in mainland China (our WFOEs), the VIEs, and their shareholders, as applicable. As a result of these contractual arrangements, we exert control over the Consolidated Affiliated Entities and consolidate their financial results in our financial statements under U.S. GAAP. The Consolidated Affiliated Entities hold the licenses, approvals and key assets that are essential for our operations.

In the opinion of our PRC counsel, based on its understanding of the relevant PRC laws and regulations, except as disclosed in this annual report, each of the contracts among our WFOEs, the VIEs and their shareholders is valid, binding and enforceable in accordance with its terms.

However, Bilibili is a Cayman Islands holding company with no equity ownership in the VIEs and conducts its operations primarily through its PRC subsidiaries, VIEs and their subsidiaries in mainland China. Investors in Bilibili’s ADSs or the Class Z ordinary shares thus are not purchasing equity interest in the VIEs in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the VIEs, which contribute to 73.4% of our revenues in 2022. Bilibili, its PRC subsidiaries and the VIEs, and investors of Bilibili face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

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

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business operations. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the Consolidated Affiliated Entities or the right to receive their economic benefits, we would no longer be able to consolidate their financial results in accordance with U.S. GAAP, which would have a material adverse effect on our operations and result in the value of the securities diminishing substantially. Our shares may decline in value if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries and the VIEs that conduct all or substantially all of our operations. Bilibili, its PRC subsidiaries and the VIEs and investors of Bilibili face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

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

We rely on contractual arrangements with the VIEs and their shareholders for our operations in mainland China, which may not be as effective in providing operational control as direct ownership.

Due to PRC restrictions or prohibitions on foreign ownership of internet and other related businesses in mainland China, we operate our business in mainland China through the VIEs and their subsidiaries, in which we have no ownership interest. We rely on a series of contractual arrangements with the VIEs and their shareholders, as applicable, including the powers of attorney, to control and operate business of the Consolidated Affiliated Entities. These contractual arrangements are intended to provide us with effective control over the Consolidated Affiliated Entities and allow us to obtain economic benefits from them. See “Item 4. Information on the Company—C. Organizational Structure” for more details about these contractual arrangements. In particular, our ability to control the Consolidated Affiliated Entities depends on the powers of attorney, pursuant to which our WFOEs can vote on all matters requiring shareholder approval in the VIEs. We believe these powers of attorney are legally enforceable but may not be as effective as direct equity ownership.

Although we have been advised by our PRC counsel, Jingtian & Gongcheng, that except as disclosed in this annual report, each of the contracts among our WFOEs, the VIEs and their shareholders is valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over the VIEs and their subsidiaries as direct ownership. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. These contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in mainland China. However, the legal system in mainland China, particularly as it relates to arbitration proceedings, is not as developed as the legal system in many other jurisdictions, such as the United States. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” There are very few precedents and little official guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs and may lose control over the assets owned by the VIEs. As a result, we may be unable to consolidate the financial results of such entities in our consolidated financial statements, our ability to conduct our business and repay our indebtedness may be negatively affected, and our operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

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

In mainland China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in mainland China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries, the VIEs and their subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of the VIEs include Rui Chen, Ni Li and Yi Xu, who are also Bilibili’s shareholders, and, in some cases are Bilibili’s directors or officers. Conflicts of interest may arise between the roles of them as shareholders, directors or officers of Bilibili and as shareholders of the VIEs. For individuals who are also Bilibili’s directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to act in good faith and in the best interest of Bilibili and not to use their positions for personal gain. The shareholders of the VIEs have executed powers of attorney to appoint our WFOEs or a person designated by our WFOEs to vote on their behalf and exercise voting rights as shareholders of the VIEs. We cannot assure you that when conflicts arise, these shareholders will act in the best interest of Bilibili or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

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

Under PRC laws and regulations, a wholly foreign-owned enterprise in mainland China, such as Hode Shanghai, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. These reserve funds are not distributable as cash dividends. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Substantial uncertainties exist with respect to how the Foreign Investment Law may impact the viability of our current corporate structure and operations.

The National People’s Congress approved the PRC Foreign Investment Law, or the 2019 FIL, on March 15, 2019, effective from January 1, 2020, and the State Council approved the Regulation on Implementing the PRC Foreign Investment Law, or the Implementation Regulations, on December 26, 2019, effective from January 1, 2020, which replaced the trio of existing laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Supreme People’s Court of mainland China issued a judicial interpretation on the 2019 FIL, in December 2019, effective from January 1, 2020, to ensure fair and efficient implementation of the 2019 FIL. The judicial interpretation clarifies the issues regarding the validity of the investment contract violating the restrictive or prohibitive requirements in the negative list. According to the judicial interpretation, courts in mainland China shall not, among other things, support contracted parties to claim foreign investment contracts in sectors not on the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), most recently jointly promulgated by the Ministry of Commerce of the PRC, or the MOFCOM and the National Development and Reform Commission of the PRC, or the NDRC, on December 27, 2021 and became effective on January 1, 2022, or the Negative List (2021), as void because the contracts have not been approved or registered by administrative authorities. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it is difficult to predict the outcome of a judicial or administrative proceeding, and such unpredictability towards our contractual rights could adversely affect our business and impede our ability to continue our operations. The 2019 FIL and Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

The 2019 FIL removes all references to the terms of “de facto control” or “contractual control” as defined in the draft published in 2015 by MOFCOM. However, the 2019 FIL has a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors in mainland China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, the State Council may in the future promulgate laws and regulations that deem investments made by foreign investors through contractual arrangements as “foreign investment,” and our contractual arrangements may be subject to and be deemed to violate the market entry requirements in mainland China. The “VIE” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in mainland China. See “Item 4. Information on the Company—C. Organizational Structure” for more details about these contractual arrangements.

In addition, the 2019 FIL further specifies that foreign investments shall be conducted in line with the “negative list” to be issued or approved to be issued by the State Council. The commercial internet information service, internet audio-visual program services, online cultural activities (except for music), the radio and television program production and operation business, and the production of audio-visual products and/or electronic publications that we conduct through the Consolidated Affiliated Entities are subject to foreign investment restrictions set forth in the Negative List (2021). It is uncertain whether the industry of commercial internet information service, internet audio-visual program services, online culture activities (except for music), the radio and television program production and operation business, and the production of audio-visual products and/or electronic publications, in which the VIEs operate, will be subject to the foreign investment restrictions or prohibitions under the then updated “negative list” to be issued. If the then updated “negative list” requires companies with existing VIE structure like us to take further actions, we will face uncertainties as to whether any clearance from the relevant governmental authorities can be timely obtained, or at all.

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

We conduct our business primarily in mainland China. Our operations in mainland China are governed by PRC laws and regulations. PRC government has significant oversight over the conduct of our business and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our Class Z ordinary shares and the ADSs.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work and the inability of the PCAOB to conduct inspections of the auditor in the past had deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past had made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.

On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Although our Class Z ordinary shares have been listed on the Hong Kong Stock Exchange and the ADSs and the Class Z ordinary shares are fully fungible, we cannot assure you that an active trading market for our Class Z ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The approval of, or report and filings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, restrictions or limitations on our ability to pay dividends outside of mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

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

On February 17, 2023, the CSRC released a set of regulations consisting of 6 documents, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, and 5 supporting guidelines, collectively, the Filing Measures, effective March 31, 2023. The Filing Measures establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Filing Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Trial Measures also sets certain regulatory red lines for overseas offerings and listings by domestic enterprises. Furthermore, after offering or listing, the company shall report material events to the CSRC within three working days after the occurrence and announcement of certain events, including, among other things, the change of control, investigation or penalties imposed by relevant authorities, the conversion of listing status or the transfer of listing board. Failure to comply with the filing or reporting requirements for any offering, listing or any other capital raising activities, may result in fines and other penalties on the companies, the controlling shareholder and other responsible persons. For more details of the Filing Measures, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to M&A and Overseas Listings.”

On February 17, 2023, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that the domestic companies that have already been listed overseas before the effective date of the Trial Measures (i.e., March 31, 2023) shall be deemed as existing applicants (the “Existing Applicants”). The Existing Applicants are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved. Furthermore, for the overseas listing of companies with VIE contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with these domestic companies which duly meet their compliance requirements, and support their development and growth by enabling them to utilize both markets and their resources. Nevertheless, it does not specify what qualify as a compliant VIE structure and what relevant domestic laws and regulations are required to be complied with.

If we fail to file with the CSRC in a timely manner or at all, for any future offering (including, among others, follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities) pursuant to the Filing Measures due to our contractual arrangements, our ability to raise or utilize funds could be materially and adversely affected, and we may even need to unwind our contractual arrangements or restructure our business operations to rectify the failure to complete the filings. However, as the Filing Measures were recently promulgated, there remain substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing.

On February 24, 2023, the CSRC and other relevant government authorities promulgated the Provision on Confidentiality of Overseas Securities Issuance and Listing which took effective on March 31, 2023, according to which, where a domestic enterprise provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing subjects, documents and materials involving state secrets and working secrets of state organs, it shall report the same to the competent department with the examination and approval authority for approval in accordance with the law, and submit the same to the secrecy administration department of the same level for filing.

On December 27, 2021, the NDRC and the MOFCOM jointly issued the Negative List (2021), which became effective on January 1, 2022. Pursuant to the Negative List (2021), if a domestic company engaging in the prohibited business stipulated in the Negative List (2021) seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. At a press conference held on January 18, 2022, the NDRC clarified that the requirement as mentioned above would only apply to domestic company’s direct overseas offerings; as for the domestic company to list overseas indirectly, the CSRC is seeking public comments on the relevant regulations. As the Negative List (2021) is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted versions of the draft measures, regulations and provisions described above, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

We face uncertainties with respect to the interpretation and implementation of the Anti-Monopoly Guidelines for the Internet Platform Economy Sector and other anti-monopoly and competition laws and how it may impact our business operations.

The PRC anti-monopoly enforcement agencies have strengthened enforcement under the PRC Anti-Monopoly Law in recent years. In February 2021, the Anti-Monopoly Guidelines for the Internet Platform Economy Sector was promulgated by the Antimonopoly Commission of the PRC State Council. The Anti-Monopoly Guidelines for the Internet Platform Economy Sector is consistent with the Anti-Monopoly Law of PRC and prohibits monopoly agreements, abuse of dominant position and concentration of undertakings that may have the effect of eliminating or restricting competitions in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for the Internet Platform Economy Sector outlines certain practices that may, if without justifiable reasons, constitute abuse of dominant position, including without limitation, tailored pricing using big data and analytics, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundled services to sell services or products, and compulsory collection of user data. Besides, the Anti-Monopoly Guidelines for the Internet Platform Economy Sector expressly states that concentration involving VIE will also be subject to antitrust filing requirements. On August 17, 2021, the SAMR issued the Provisions on Preventing Unfair Online Competition (Draft for Comments), which detailed the implementation of the PRC Unfair Competition Law, including specifying certain online unfair competition behaviors that should be prohibited. As of the date of this annual report, Provisions on Preventing Unfair Online Competition (Draft for Comments) have not been formally adopted, and due to the lack of further clarification, there are still uncertainties regarding the interpretation and implementation of the provisions. Since the Anti-Monopoly Guidelines for the Internet Platform Economy Sector are relatively new and the Provisions on Preventing Unfair Online Competition (Draft for Comments) have not been formally adopted, uncertainties still exist in relation to its interpretation and implementation. Although we do not believe we engage in any foregoing situations which would cause material adverse effect on our financial and business conditions, we cannot assure you that our business operations will comply with such regulation in all respects, and any failure or perceived failure by us to comply with such regulation may result in governmental investigations, fines and/or other sanctions on us.

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

On June 24, 2022, the SCNPC adopted the amendment on Anti-Monopoly Law, which introduced a “safe harbor” for anti-competitive agreements that have a market share lower than a specific threshold to be set by the SAMR, granted the SAMR the power to suspend the review period in merger investigations under specified circumstances, allowed public prosecutors to bring a civil public interest lawsuit based on monopolistic behaviors, and significantly increased the penalties for violation of anti-monopoly law etc. This amendment emphasized on the enforcement of anti-monopoly laws in the internet, finance and other key industries.

The strengthened enforcement of the Anti-Monopoly Law could result in investigations on our acquisition transactions conducted in the past and make our acquisition transactions in the future more difficult due to the prior filing requirement. If a business operator carries out a concentration in violation of the Anti-Monopoly Law, the relevant authority may order the business operator to terminate the concentration, dispose of the shares or assets or transfer the business within a specified time limit, or take other measures to restore the pre-concentration status, and impose a fine of up to 10% of the preceding year’s sales volume where such concentration has or may have the effect of excluding or restricting competition, or a fine of up to RMB5,000,000 where such concentration does not have the effect of excluding or restricting competition. The PRC anti-monopoly laws may increase our compliance burden, particularly in the context of relevant PRC authorities recently strengthening supervision and enforcement of the Anti-Monopoly Law against internet platforms. If the PRC regulatory authorities identify any of our activities as monopolistic under the Anti-Monopoly Law or the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, or identify us holding a dominant market position or of abusing such dominant position, we may be subject to investigations and administrative penalties, such as termination of monopolistic act and confiscation of illegal gains. There are significant uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in mainland China. Any non-compliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, lead to negative publicity, liabilities or administrative penalties, therefore materially and adversely affect our financial conditions, operations and business prospects. If we are required to take any rectifying or remedial measures or are subject to any penalties, our reputation and business operations may be materially and adversely affected.

Regulation and censorship of information disseminated over the mobile and internet in mainland China may adversely affect our business and subject us to liability for content posted on our platform.

Internet companies in mainland China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements on the distribution of information over the mobile and internet. Under these rules and regulations, content service providers are prohibited from posting or displaying over the mobile or internet content that, among others, violates PRC laws and regulations, impairs the national dignity of China or the public interest, is obscene, superstitious, fraudulent or defamatory, or may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of China. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Information Security and Privacy Protection.” In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by, or revoke licenses of, any internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. For example, in recent years, the National Office of Anti-Pornography and Illegal Publications, the CAC, the MIIT, the MCT, and the MPS jointly have been launching a series of “Clean Up the Internet” campaigns. These campaigns aim to eliminate pornographic information and content in the internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. During the campaigns, relevant government authorities have shut down websites, removed links and closed accounts. Certain major public internet companies voluntarily initiated self-investigations to filter and remove content from their websites and cloud servers. In January 2019, CNSA issued the Regulations on Administration of Network Short Video Platforms and Censoring Criteria for Network Short Video Content, the latter of which was further amended in December 2021, to tighten the censorship on short video content. The regulatory authorities carried out a series of law enforcement actions against violation of personal information protection from January to December 2019. On January 23, 2019, the OCCAC, the MIIT, the MPS, and the SAMR, jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages APP operators to conduct security certifications, and encourages search engines and APP stores to clearly mark and recommend those certified APPs. At the same time, they announced a one-year special crackdown on the illegal collection and misuse of personal information by apps. On July 22, 2020, the MIIT issued the Notice on Carrying out Special Rectification Actions in Depth against the Infringement on Users’ Rights and Interests by Apps to urge app service providers, among others, to strengthen the protection of users’ personal information in relation to the download and usage of apps. On March 12, 2021, the CAC, the MIIT, the MPS and the SAMR jointly issued the Necessary Personal Information Range Provisions of Common Types of Apps to further provide guidance over personal information security and privacy protection. As a result, a number of mobile apps were condemned publicly for their noncompliance with personal information protection policies, including, among other non-compliance actions, the failure to publish rules on the collection and improper use of users’ personal information, the failure to provide channels for users to access and revise their information, the failure to provide functions for users to cancel accounts, the unauthorized collection of personal information, the unreasonable requests for access, and the unauthorized sharing of information with third parties. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Transmission of Audio-Visual Programs.” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Information Security and Privacy Protection.”

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

We have paid fines in connection with content posted on our platform, and government standards and interpretations may change in a manner that could render our current monitoring efforts insufficient. The PRC government has wide discretion in regulating online activities and, irrespective of our efforts to control the content on our platform, government campaigns and other actions to reduce illicit content and activities could subject us to negative press or regulatory challenges and sanctions, including imposition of fines, suspension or revocation of our licenses to operate in mainland China or a ban of our platform, including closure of one or more parts of or our entire business. Further, our senior management could be held criminally liable if we are deemed to be profiting from illicit content on our platform. Although our operations have not been materially adversely affected by government campaigns or any other regulatory actions in the past, we cannot assure you that our business and operations will be immune from government actions or sanctions in the future. If government actions or sanctions are brought against us, or if there are widespread rumors that government actions or sanctions have been brought against us, our reputation could be harmed, we may lose users and other customers, our revenues and results of operation may be materially and adversely affected and the value of our securities could be dramatically reduced.

In March 2018, the SAPPRFT issued the Notice on Further Regulating the Order of Online Audio-Visual Programs to further regulate the transmission of internet audio-visual programs. Due to the lack of clarification and detailed implementation rules, it is unclear to us whether and how this notice would be applicable to the content posted on our platform by our users. In November 2019, the CAC, the NRTA and the MCT, jointly issued the Notice on Promulgation of the Administrative Provisions on Internet Audio-Visual Information Services, which required the providers of internet audiovisual information services to have sufficient capacities to deal with cyber threats, prevent internet illegal and criminal activities, and defend the integrity, safety and availability of online data. We have conducted a review of the content that may be implicated on our platform and believe our current content monitoring measures in place are adequate. However, given the uncertainty in the interpretation and implementation of this notice, we may be required to subsequently implement further content monitoring measures, which could materially and adversely affect our business, financial condition and results of operations. For further information regarding this notice, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Transmission of Audio-Visual Programs.”

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

Our revenues from mobile games are collected through the online sale of in-game items, which are considered to be the “virtual currency” as such term is defined in the Notice on Strengthening Administration of Virtual Currency of Online Games, which was jointly issued by the Ministry of Culture of the PRC, or the MOC, the predecessor of the MCT, and MOFCOM in 2009. PRC laws and regulations, including this notice, have provided various restrictions on virtual currency and imposed various requirements and obligations on online game operators with respect to the virtual currency used in their games, including that (i) any entity engaged in the services relating to the issuance or trading of virtual currencies for online games shall comply with the conditions relevant to the establishment of an internet culture entity for business purpose and file an application with the provincial administrative department of culture at its locality for preliminary examination and then with the MOC for approval; (ii) the total amount of virtual currency issued by online game operators and the amount purchased by individual users in mainland China is subject to limits, and online game operators are required to report the total amount of their issued virtual currency on a quarterly basis and are prohibited from issuing disproportionate amounts of virtual currency in order to generate revenues; (iii) virtual currency may only be provided to users in exchange for payment in legal currency and may only be used to pay for virtual goods and services of the issuer of the currency, and online game operators are required to keep transaction data records for no less than 180 days; (iv) online game operators are prohibited from providing lucky draws or lotteries that are conducted on the condition that participants contribute cash or virtual currency in exchange for game props or virtual currencies; (v) online game operators are prohibited from providing virtual currency trading services to minors; and (vi) companies involved with virtual currency in mainland China must be either issuers or trading platforms, and may not operate simultaneously both as issuers and as trading platforms. We must tailor our business model carefully, including designing and operating our databases to maintain user information for the minimum required period, in order to comply with the current PRC laws and regulations, including the foregoing notices, in a manner that in many cases can be expected to result in an adverse impact on our online game revenues.

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

Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the STA issued the Circular Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies which was most recently amended in December 2017, or the Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in mainland China. The STA issued Chinese-Controlled Offshore Incorporated Resident Enterprises Income Tax Regulation, or the Bulletin 45, which took effect on September 1, 2011 and was last amended on June 15, 2018, to provide more guidance on the implementation of Circular 82 and clarify the reporting and filing obligations of Chinese-controlled offshore incorporated resident enterprises. Bulletin 45 also provides procedures and administrative details for the determination of resident status and administration of post-determination matters. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident enterprise by virtue of having its “de facto management body” in mainland China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (ii) decisions relating to the enterprise’s financial matters (such as loan, financing, financial risk management, etc.) and human resource matters (such as appointment, dismissal and remuneration, etc.) are made or are subject to determination or approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that none of our entities outside of mainland China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of the ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of the ADSs or ordinary shares by such holders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by applicable tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise, but it is unclear whether our non-PRC shareholders would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our securities.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the EIT Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside mainland China, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and mainland China, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our current PRC subsidiaries are wholly owned by our Hong Kong subsidiaries, such as Hode HK. Accordingly, Hode HK may qualify for a 5% tax rate in respect of distributions from its PRC subsidiaries. Under the Notice of the State Taxation Administration on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated in 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include, but are not limited to: (i) the taxpayer must be the beneficial owner of the relevant dividends, and (ii) the corporate shareholder to receive dividends from the PRC subsidiaries must have met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the STA promulgated the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties in 2018, which sets forth certain detailed factors in determining “beneficial owner” status, and specifically, if an applicant’s business activities do not constitute substantive business activities, the applicant will not qualify as a “beneficial owner.”

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

In February 2015, the STA issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or STA Bulletin 7, as amended in 2017. Pursuant to this bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to STA Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in mainland China, immovable properties located in mainland China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in mainland China or if its income mainly derives from mainland China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the shareholders, the business model and organizational structure of the offshore enterprise; the replicability of the transaction by direct transfer of PRC taxable assets; and the offshore tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in mainland China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payer fails to withhold any or sufficient tax, the transferor is required to declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. STA Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

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

The EIT Law and its implementation rules, effective 2008, unified the previously existing separate income tax laws for domestic enterprises and FIEs and adopted a unified 25% enterprise income tax, or the EIT, rate applicable to all resident enterprises in mainland China, subject to certain exceptions. In addition, certain enterprises may enjoy a preferential EIT rate of 15% under the EIT Law if they qualify as High and New Technology Enterprise, or HNTE, subject to various qualification criteria. For example, Hode Information Technology has renewed its qualification as a HNTE, which allowed it to enjoy a 15% preferential EIT rate for three years starting from 2020 to 2022. Hode Information Technology plans to further renew its qualification as a HNTE in 2023. In addition, Shanghai Bilibili Technology Co., Ltd. has renewed its qualification as a HNTE which allowed it to enjoy a 15% preferential EIT rate for three years from 2021 to 2023. If Hode Information Technology or Shanghai Bilibili Technology Co., Ltd. fails to maintain or renew their HNTE status, their applicable EIT rate may be increased to 25%, which could have a material adverse effect on our financial condition and results of operations.

There are uncertainties with respect to value-added tax rates relating to the tax liabilities of our PRC subsidiaries.

The MOF, the STA and the General Administration of Customs promulgated the Notice on Relevant Policies for Deepening Value Added Tax Reform on March 20, 2019, which provides that the value-added tax rate of 16% in manufacturing and other industries is reduced to 13%, the value-added tax rate of 10% in transportation and other industries is reduced to 9%, and the value-added tax rate in value-added telecommunication service and other industries stays at 6% from April 1, 2019. We are subject to value-added tax for goods sold mainly at a rate of 13% depending on their categories in different periods in 2020, 2021 and 2022. Our advertising revenues (value-added tax included) are subject to culture business construction fee at a rate of 3% in the first half year of 2019, which was reduced to 1.5% since July 1, 2019, valid until December 31, 2024. The cultural business construction fees were exempted for the fiscal years of 2020 and 2021 as part of the measures taken by the government to ease the negative impact from COVID-19 pandemic. We are also subject to surcharges on value-added tax payments in accordance with PRC law. Starting from September 1, 2021, we are no longer legally required to withhold surcharges on value-added tax withheld for non-trade foreign exchange payments. However, it is uncertain whether the value-added tax rate will be raised or any of the abovementioned tax treatments will be altered in the future, which could have a material adverse effect on our financial condition and results of operations. If we fail to comply with these regulations, we may be subject to sanctions including corrective orders, imposition of fines and confiscation of illegal gains.

It may be difficult for overseas regulators to conduct investigations or collect evidence within mainland China.

Shareholder claims or regulatory investigations that are common in the United States (including securities law class actions and fraud claims) generally are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator may directly conduct investigations or collect evidence and no entities or individuals may provide documents or materials in connection with securities activities without proper authorization as stipulated under Article 177. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigations or collect evidence within mainland China may further increase difficulties faced by you in protecting your interests. See also “—Our shareholders may face difficulties in protecting their interests, and the ability to protect their rights through U.S. and Hong Kong courts may be limited, because we are incorporated under Cayman Islands law.” for risks associated with investing us as a Cayman Islands exempted company.

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.

The M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the PRC Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, effective in August 2008 and amended in June 2022 and the Provisions of the State Council on the Thresholds for Declaring Concentration of Business Operators, as amended in 2018, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds (meaning during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within mainland China, or (ii) the total turnover within mainland China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within mainland China) must be cleared by anti-monopoly law enforcement agency of the State Council before they can be completed. On December 14, 2020, the SAMR announced three cases of administrative penalties for the failures of acquirers to make proper concentration declarations to authorities about their past acquisitions. This is also the first time that the SAMR imposed administrative penalties for illegal concentration declarations on entities structured in a VIE arrangement.

In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective in September 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing MOFCOM regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the NDRC, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet content or mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review. On December 19, 2020, the NDRC and the MOFCOM jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, setting forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment, or the Office of the Working Mechanism, will be established under the NDRC, who will lead the task together with the MOFCOM. Foreign investor or relevant parties in mainland China must declare the security review to the Office of the Working Mechanism prior to the investments in, among other industries, important cultural products and services, important information technology and internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain control in the target enterprise. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Investment in the PRC.”

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in mainland China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

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

Rui Chen, Ni Li and Yi Xu have completed initial SAFE registration prior to our initial public offering in 2018 and will update their registration filings with SAFE under SAFE Circular 37 when any changes should be registered under SAFE Circular 37. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make or update such registrations, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted share-based awards could follow SAFE Circular 37 to apply for the foreign exchange registration before Bilibili became an overseas listed company. In 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies. Under the notices and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share-based awards, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. Failure of our PRC stock option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us, or otherwise materially adversely affect our business. The STA has issued certain circulars concerning equity incentive awards. Under these circulars, our employees working in mainland China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Each of our PRC subsidiaries has obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes for those employees. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of the offering of equity securities and notes to make loans to our PRC subsidiaries and the VIEs and their subsidiaries, or to make additional capital contributions to our PRC subsidiaries.

Bilibili is an offshore holding company conducting its operations in mainland China through PRC subsidiaries, VIEs and their subsidiaries. Bilibili may make loans to its PRC subsidiaries, VIEs and their subsidiaries, or it may make additional capital contributions to its PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or acquire offshore entities with business operations in mainland China in an offshore transaction.

Most of these ways are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in mainland China. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to the Consolidated Affiliated Entities, which are PRC domestic company. Further, we are not likely to finance the activities of the Consolidated Affiliated Entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet information services, online games, online audio-visual program services and related businesses.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, and last amended on December 30, 2019, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third-party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within mainland China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in mainland China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our equity offering and notes offering and then to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in mainland China. On October 23, 2019, SAFE issued Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in mainland China, provided that such investments do not violate the Negative List (2021) and the target investment projects are genuine and in compliance with PRC laws. Since Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties. According to the Circular on Optimizing the Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments using the income under their capital accounts generated from their capital, foreign debt and overseas listing, without providing materials evidencing the authenticity in advance, provided that the capital usage is authentic and compliant with the current capital account income usage management regulations. The concerned bank is required to conduct spot checks in accordance with the relevant requirements.

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

Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, Bilibili, a Cayman Islands holding company, primarily relies on dividend payments from its PRC subsidiaries to fund any cash and financing requirements it may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in mainland China may be used to pay dividends to Bilibili. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval or registration to use cash generated from the operations of our PRC subsidiaries and the VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside mainland China, or to make other capital expenditure payments outside mainland China in a currency other than Renminbi.

In light of the flood of capital outflows of mainland China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Risks Related to Our Listed Securities

The trading prices of our listed securities have been and are likely to continue to be volatile, regardless of our operating performance, which could result in substantial losses to our investors.

The trading price of our ADSs has been volatile since our ADSs started to trade on the Nasdaq Global Select market, and could fluctuate widely due to factors beyond our control. The trading price of our Class Z ordinary shares, likewise, can be volatile for similar or different reasons. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with operations located mainly in mainland China that have listed their securities in the United States and/or Hong Kong. In addition to market and industry factors, the prices and trading volumes for our listed securities may be highly volatile for factors specific to our own operations, including the following:

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

We may require additional cash resources due to changed business conditions, strategic acquisitions or other future developments. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The sale of substantial amounts of our Class Z ordinary shares and/or the ADSs (including upon conversion of our convertible senior notes) could dilute the interests of our shareholders and the ADS holders and adversely impact the trading price of our listed securities. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

We have a dual-class share structure such that our ordinary shares consist of Class Y ordinary shares and Class Z ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class Z ordinary shares will be entitled to one vote per share, while holders of Class Y ordinary shares will be entitled to ten votes per share based on our proposed dual-class share structure. The ADSs represent Class Z ordinary shares. Each Class Y ordinary share is convertible into one Class Z ordinary share at any time by the holder thereof, while Class Z ordinary shares are not convertible into Class Y ordinary shares under any circumstances. Upon any sale of Class Y ordinary shares by a holder thereof to any person other than Rui Chen, Ni Li and Yi Xu or any entity which is not ultimately controlled by any of Rui Chen, Ni Li or Yi Xu, such Class Y ordinary shares shall be automatically and immediately converted into the same number of Class Z ordinary shares.

As of the date of this annual report, three of our directors, Rui Chen, Ni Li and Yi Xu, beneficially own all of our issued Class Y ordinary shares. As of February 28, 2023, these Class Y ordinary shares constitute approximately 20.4% of our total issued and outstanding shares and approximately 72.0% of the aggregate voting power of our total issued and outstanding shares. As a result of the dual-class share structure and the concentration of ownership, holders of Class Y ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our listed securities. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that our shareholders may view as beneficial.

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

We have adopted a dual-class voting structure such that our ordinary shares consist of Class Z ordinary shares and Class Y ordinary shares. Based on our dual-class voting structure, in respect of matters requiring a shareholders’ vote, holders of Class Z ordinary shares will be entitled to one vote per share, while holders of Class Y ordinary shares will be entitled to ten votes per share. Due to the disparate voting powers attached to these two classes of ordinary shares, three of our directors, Rui Chen, Ni Li and Yi Xu, beneficially own all of our issued Class Y ordinary shares. As of February 28, 2023, these Class Y ordinary shares in aggregate constitute approximately 20.4% of our total issued and outstanding ordinary shares and approximately 72.0% of the aggregate voting power of our total issued and outstanding ordinary shares. They may take actions that are not aligned with the interests of our shareholders, including the ADS holders. In addition, the significant concentration of share ownership may adversely affect the trading price of our Class Z ordinary shares and/or ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

Under the Enterprise Income Tax Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between mainland China and the jurisdiction of residence of the holders of our Class Z ordinary shares and/or ADSs that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in mainland China, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of ADSs or ordinary shares by such non-PRC resident enterprise investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within mainland China, unless a tax treaty or similar arrangement provides otherwise. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within mainland China paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of ADSs and/or Class Z ordinary shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and similar arrangements and PRC laws. Although substantially all of our business operations are in mainland China, it is unclear whether dividends we pay with respect to our Class Z ordinary shares and/or the ADSs, or the gain realized from the transfer of our Class Z ordinary shares and/or the ADSs, would be treated as income derived from sources within mainland China and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. See “—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.” If PRC income tax were imposed on gains realized through the transfer of the ADSs or on dividends paid to our non-PRC resident investors, the value of the investment in our Class Z ordinary shares and/or the ADSs may be materially and adversely affected. Furthermore, the holders of our Class Z ordinary shares and/or the ADSs whose jurisdictions of residence have tax treaties or similar arrangements with mainland China may not qualify for benefits under such tax treaties or arrangements.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon the composition of our income and assets and projections as to the value of our assets, including goodwill and other unbooked intangibles not reflected on our balance sheet, we do not believe that we were a PFIC for the 2022 taxable year and we do not presently expect to be a PFIC for the current taxable year. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs or Class Z ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of the ADSs or Class Z ordinary shares (which may be volatile). In particular, recent declines in the market price of the ADSs and Class Z ordinary shares increased our risk of becoming a PFIC. The market price of the ADSs and Class Z ordinary shares may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. In addition, if it were determined that we do not own the stock of the VIEs for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase.

If we are a PFIC in any taxable year, a U.S. Holder may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or Class Z ordinary shares and on the receipt of distributions on the ADSs or Class Z ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under U.S. federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds the ADSs or Class Z ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or Class Z ordinary shares. See “Item 10. Additional Information—E. Taxation—Passive Foreign Investment Company Rules.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class Z ordinary shares and ADSs.

The eighth amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our dual-class voting structure gives disproportionate voting power to the Class Y ordinary shares. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class Z ordinary shares and/or the ADSs may fall and the voting and other rights of the holders of our Class Z ordinary shares and ADSs may be materially and adversely affected.

Our shareholders may face difficulties in protecting their interests, and the ability to protect their rights through U.S. courts and Hong Kong courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares registered under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands, which we refer to as the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in Hong Kong and some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than Hong Kong and the United States. Some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The Cayman Islands courts are also unlikely to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of securities laws of the United States, or to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of securities laws of the United States that are penal in nature. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Currently, shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

There is uncertainty as to whether the judgment of United States courts will be directly enforced in Hong Kong, as the United States and Hong Kong do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. However, a foreign judgment may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court since the judgment may be regarded as creating a debt between the parties to it, provided that the foreign judgment, among other things, is a final judgment conclusive upon the merits of the claim and is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

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

We are a Cayman Islands exempted company limited by shares and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in mainland China. In addition, a majority of our current directors and officers named in this annual report are nationals and residents of countries other than the United States or Hong Kong. Substantially all of the assets of these persons are located outside the United States or Hong Kong. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against these individuals in the United States in the event that such shareholders believe that their rights have been infringed under the U.S. federal securities laws, Hong Kong laws, or otherwise. Even if such shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and of mainland China may render such shareholders unable to enforce a judgment against our assets or the assets of our directors and officers.

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

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq corporate governance listing standards permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow our home country practice that does not require us to seek shareholder approval for amending our share incentive plan. As a result, our investors may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

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

Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying Class Z ordinary shares represented by the ADSs in accordance with the provisions of the deposit agreement. Holders of ADSs may not call a shareholders’ meeting, and do not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. Under our eighth amended and restated memorandum and articles of association, the minimum notice period required to convene a general meeting, other than the annual general meeting, is 14 days. Under the deposit agreement, ADS holders must vote by giving voting instructions to the depositary. If we ask for ADS holders’ instructions, then upon receipt of such voting instructions, the depositary will try to vote the underlying Class Z ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for ADS holders’ instructions, the depositary may still vote in accordance with instructions given by ADS holders, but it is not required to do so. ADS holders will not be able to directly exercise their rights to vote with respect to the underlying Class Z ordinary shares represented by the ADSs unless they withdraw the Class Z ordinary shares and become the registered holders of such Class Z ordinary shares prior to the record date for the general meeting.

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

We are a public company and we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, rules implemented by the SEC and Nasdaq and the Listing Rules, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. In particular, as we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements in the United States and Hong Kong. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We may be involved in class action lawsuits in the United States in the future. Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. Any such suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

As a public company listed on the Hong Kong Stock Exchange, we are subject to laws, rules and regulations in Hong Kong that are applicable to us. As a dual-listed company in Hong Kong and the United States, we have to comply with laws and regulations on both markets. However, Hong Kong and the United States have different regulatory regime governing matters related to listed companies and in certain cases have fairly different requirements on certain matters. We have been and will continue to incur additional costs and expenses in complying with the complex regulatory systems on both markets. Failure to comply with any regulatory requirements could result in material adverse impact on the trading of our ordinary share or the ADSs and reputation and subject us to administrative penalties.

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

We incorporated Bilibili Inc. under the laws of the Cayman Islands, an exempted company with limited liability, as our offshore holding company in December 2013. In February 2014, we established Hode HK Limited, or Hode HK, a wholly owned Hong Kong subsidiary. In September 2014, Hode HK established a wholly owned PRC subsidiary, Hode Shanghai Limited, which we refer to as Hode Shanghai in this annual report.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet and other related business, Hode Shanghai later entered into a series of contractual arrangements with Hode Information Technology and Shanghai Kuanyu, and their respective shareholders, and Chaodian Technology entered into a series of contractual arrangements with Chaodian Culture and its individual shareholders. We have also entered into contractual arrangements with several other affiliated entities and their respective nominee shareholders, through some of our subsidiaries other than Hode Shanghai or Chaodian Technology. As a result of our direct ownership in our WFOE and the VIE contractual arrangements, we are regarded as the primary beneficiary of the VIEs. We treat them and their subsidiaries as the Consolidated Affiliated Entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

On March 28, 2018, the ADSs representing our Class Z ordinary shares commenced trading on the Nasdaq Global Select Market under the symbol “BILI.” We raised from our initial public offering approximately US$443.3 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

In October 2018, Tencent became our principal shareholder and we entered into a strategic collaboration agreement for sharing and operating existing and additional anime and games on our platform. In December 2018, we and Taobao entered into a business collaboration agreement in content-driven e-commerce and commercialization of our intellectual property assets. Alibaba Group became our principal shareholder in February 2019 and further increased its shareholding in our company in 2021.

In April 2020, Sony Corporation invested in our company, and we entered into strategic collaboration arrangements majorly in anime and mobile games business.

In March 2021, our Class Z ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “9626”. We raised from our global offering approximately HK$22.9 billion (RMB19.3 billion), after deducting underwriting fees and other offering expenses.

On October 3, 2022, our voluntary conversion of Bilibili’s secondary listing status to primary listing on the Hong Kong Stock Exchange became effective, and Bilibili became a dual-primary listed company on the Main Board of the Hong Kong Stock Exchange in Hong Kong and the Nasdaq Global Select Market in the United States.

On March 13, 2023, the inclusion of our Class Z ordinary shares traded on the Hong Kong Stock Exchange in the Shenzhen-Hong Kong Stock Connect and Shanghai-Hong Kong Stock Connect programs became effective. Following its inclusion, eligible investors in mainland China currently have direct access to the trading of Bilibili’s Class Z ordinary shares.

Corporate Information

Our principal executive offices are located at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, 200433, People’s Republic of China. Our telephone number at this address is +86 21 2509-9255. Our registered office in the Cayman Islands is located at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

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

We are a full-spectrum video community that offers a wide array of content serving young generations’ diverse interests. We provide users with “All the Videos You Like” as our brand proposition. We have built our community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. In our community, users and content creators discover and interact with diverse content encompassing different interests, from lifestyle, game, entertainment, anime, knowledge to many more. We also enable broad video-based content consumption scenarios centered around professional user generated videos, or PUGV, supplemented with live broadcasting, occupationally generated videos, or OGV, Story Mode, our short-form video product, and more. We have become the welcoming home of diverse cultures and interests and the destination to discover cultural trends and phenomena of young generations in China. We also promote Chinese original content advocating Chinese culture both in China and overseas.

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

Our Users

We have a young and culturally aspirational user base who are willing to invest in high-quality content and engaging user experience. Gen Z+ constitutes the core of our user base. Our user base is broadening to include users across different age groups and locations, who take interest in a full spectrum of content. We encourage users to not only discover and view, but also share and create quality content on our platform. We are dedicated to providing a wide variety of high-quality content to retain our existing users and attract new users with diverse interests and backgrounds.

Our user base is growing solidly. In 2022, we had an average of 314.5 million MAUs and 86.5 million DAUs, representing an increase of 25.9% and 29.6% as compared to 2021, respectively. Our users have demonstrated high level of engagement on our platform. The average daily time spent per active user on our mobile apps reached 94 minutes in 2022. In 2022, we had approximately 3.4 billion average daily video views, representing a 75.9% year-over-year growth. Our users generated 13.2 billion average monthly interactions on our platform, as compared to 8.5 billion in 2021.

Our official members who have passed our 100-question multiple-choice membership exam are even more engaged and loyal to our platform. As of December 31, 2022, we had approximately 194.8 million official members, representing a 34.1% increase year-over-year. We offer certain major interactive features on our platform exclusively to official members, such as sending bullet chats, commenting and messaging, as we believe the users who take and pass our membership exam are tuned to our community culture and values, hence contributing to our sticky user community with high retention rate. For official members who visited our platform in each month since 2021, their 12th-month retention rate remained above 80%.

Our Content Ecosystem

We have built an ever-growing content ecosystem that is centered on video-based content including PUGV, live broadcasting, OGV, Story Mode and more. Our full-spectrum content ecosystem enables us to become a one-stop platform for users to find a wide variety of content that matches their interests and preferred video consumption scenarios, and for content creators to fully showcase their talent. The more talented content creators gather on our platform, the more inspiring and high-quality content is created, leading to more users, more engagement, and more followers and feedback for our content creators, which in turn encourages more content creators to join.

Our Content

We offer a full spectrum of engaging content, including video services, mobile games and value-added services, or VAS. Our content offerings cover a wide variety of categories. We have become the welcoming home of diverse interests. In 2022, we had approximately 3.4 billion average daily video views, representing a 75.9% year-over-year growth.

We offer a comprehensive suite of video services, with PUGV as the cornerstone of our content ecosystem, and live broadcasting, OGV and Story Mode as major attractions of our platform.

PUGV

PUGV are the cornerstone of our content ecosystem and the main engine that powers our growth. PUGV contributed to 94.6% of the total video views on our platform in 2022. With the development of affordable and easy-to-use hardware including digital camcorders and mobile devices with high-resolution video cameras, as well as 5G technologies, the barrier for producing quality video content is gradually vanishing. Video production is now done by a wide range of participants, from amateurs, to semi-professional individuals with certain levels of production and editing skills and to professional production studios or workshops, with the lines between each category of content creators becoming increasingly blurred.

We have a deep and diverse repository of PUGV on our platform. The PUGV on our platform typically showcase the content creators’ knowledge and expertise in the relevant field, providing viewers with a fulfilling experience and creating positive word-of-mouth. PUGV are popular among our users due to their originality and creativity as well as their interactive characteristics. Since our inception, our PUGV experienced strong growth in terms of not only the number of active content creators, but also the number and varieties of videos uploaded. In 2022, we received an average of approximately 14.7 million monthly videos submissions, as compared to 9.3 million in 2021. These videos were submitted by an average of approximately 3.7 million monthly active content creators in 2022, as compared to an average of approximately 2.6 million in 2021.

With a growing number of content creators and the effective incentive mechanisms we provide to the content creators, we receive increasingly diverse and innovative content submissions, which we believe contribute to our mass market appeal. Our most popular PUGV categories were lifestyle, game, entertainment, anime and knowledge in terms of number of video views in 2022. While we enhance content offerings in our leading categories, we are actively expanding our content reach to new categories to cater to the evolving consumption needs of our users.

We are broadening our video formats to address users’ needs in different access scenarios. In 2021, we launched our short-form video “Story Mode” on our mobile apps, catering to users’ video consumption needs in fragmented time. In 2022, Story Mode’s daily video views increased over 300% year-on-year, while the video views of our PUGV content increased by 48.6% year-on-year, together fueling the growth of our total daily video views, which was up to 3.4 billion in 2022, representing an increase of 75.9% year-on-year. We introduced Bilibili app on smart TV as a solution for users seeking high quality, high resolution and immersive video experience on a larger screen.

Live broadcasting

We view live broadcasting as a natural extension to the video services, which allows users to interact and engage in real time, integrated with various content categories and user interests. In 2022, we integrated live broadcasting within our PUGV ecosystem, which has helped to motivate more users and creators to tap into our live broadcasting universe.

Games are the most popular category of the live broadcasting content on our platform. For example, in September 2020, we acquired a three-year exclusive license for live broadcasting the League of Legends E-sports global events in China. The 2022 League of Legends World Championship remained popular. During the S12 season, the peak popularity index for our Bilibili official live broadcasting room surpassed 300 million, and over 100 million users watched League of Legends-related content on our platform.

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

Our original content includes both Bilibili-produced and co-produced content with quality domestic and international third-party partners. We typically leverage our insights of users’ preferences and collaborate with professional production companies to produce OGVs. Our OGVs have a primary focus on anime, but also include a variety of genres such as documentaries, variety shows, selected TV shows and movies.

We have a large anime library, providing Chinese anime and Japanese anime series, etc. In October 2022, we announced 49 new Chinese anime titles on our 5th Made by Bilibili Chinese Anime Press Conference. In 2022, we launched a self-produced Chinese anime, the Three-Body Problem, which is well received by its fans.

We have also established business cooperation with overseas distributors, including Netflix and Sony, distributing our high-quality Chinese content to the global markets.

In addition, we have partnered with reputable content providers for licensed videos, including leading PRC and overseas television networks and studios. See “—Our Strategic Partners” for more information.

Mobile games

There is a large population of online games enthusiasts among our users. Game is the second most popular category of our PUGV and the most popular category of our live broadcasting content in 2022. We view mobile games as an adaptive form of video-based content that share many commonalities. Leveraging our deep understanding of users’ preference in online games and rich experience in games operation and distribution, we select and develop mobile games compatible with our users’ interest, such as mobile games in the field of ACG where we hold advantages. As of December 31, 2022, we operated multiple exclusively distributed mobile games and hundreds of jointly operated mobile games.

We have obtained the exclusive distribution rights of various mobile games from leading global and domestic mobile game developers. The most popular exclusively distributed mobile games on our platform include Fate/Grand Order, Azur Lane and Princess Connect! Re: Dive. In addition to exclusively licensed mobile games, we also jointly operate a large number of mobile games with well-known domestic developers. Popular jointly operated mobile games on our platform include Genshin Impact and Arknights. We continued to leverage our competence in the ACG sector with like-minded ACG game lovers in overseas markets, including South Korea, Japan, and other countries.

Along with our strategy of “Develop In-house, Distribute Globally,” we are committed to building up our internal game self-development capabilities, leveraging our deep understanding of user preferences and our rich game operating experience.

Maoer and Bilibili Comic

Leveraging our mass user base of ACG enthusiasts, we expanded our offering to ACG-related comic and audio content and efficiently converted a large number of our existing ACG enthusiast users to audiences of the new offerings. We launched the Bilibili Comic, a mobile app offering anime and comic content in 2019 to enrich our content offerings. In the same year, to further expand our content offerings, we started to offer audio drama such as audio books and music mainly contributed by professional and amateur content creators that can be accessed through Maoer, an audio platform. As a natural extension from our core ACG content offerings, we see synergy effects between our main platform and each of the Bilibili Comic and Maoer platform.

Our Content Creators

The creation of PUGV by our content creators has been the primary source of user traffic and the key driver for the growth of our user base and communities. We have cultivated a nourishing environment to allow content creators to grow and flourish on our platform, empowering them to easily upload content, actively interact with users and effectively accumulate broader fan bases. We respect original creation and work to ensure that our content creators will stay and grow with our platform. In 2022, we received an average of approximately 14.7 million monthly videos submissions, as compared to 9.3 million in 2021. These videos were submitted by an average of approximately 3.7 million monthly active content creators in 2022, as compared to an average of approximately 2.6 million in 2021. PUGV contributed to 94.6% of the total video views on our platform in 2022.

Retaining and expanding our network of content creators who upload and contribute quality content to our platform is essential to us. We have taken a number of initiatives to encourage and facilitate production of creative PUGV by content creators. We provide multiple monetization avenues for our content creators to unlock their commercialization potential, including, but not limited to, cash incentive program, native advertising, virtual gifting in live broadcasting and customized commercial contracts.

All of our content creators and live broadcasting hosts are bound by our community regulations and standard terms of service, which set forth various policies of conduct, content, privacy and the intellectual property right ownership, also the revenue sharing arrangements between content creators and hosts and us. Most content creators and hosts are not professional or full time. We identify certain content creators and talent that create popular content and represents our values and beliefs and execute customized contracts with them. We also cooperate with talent agencies which recruit, manage, train, support and promote content creators and hosts. Customized host contracts are negotiated on a case-by-case basis and generally contain revenue sharing arrangements and exclusivity clauses. Except as disclosed above, we do not have other material transactions, agreements or understanding with our content creators or live broadcasting hosts, other than in their capacity as our content creators or live broadcasting hosts.

Our Community

Our community operating features

The vitality and integrity of our communities are cornerstones of our business and a priority of our business development strategy. Our users are attracted to our platform because of our creative content and retained by our diverse, inclusive and vibrant community. To preserve our culture and community values, we have employed the following features in operating our communities.

Membership exam. Users need to pass our multiple-choice membership exam consisting of 100 questions in order to become our “official members,” after which additional interactive and community features, such as bullet chatting and commenting, will become available to them. The membership exam includes questions on community etiquette regarding uploading videos and sending bullet chats, and a set of interest-based questions from a range of topics, such as anime, music, fashion and technology. Users need to answer a total of 60 questions correctly to pass the membership exam. As of December 31, 2022, we had approximately 194.8 million official members who had passed our membership exam, representing a 34.1% increase year-over-year.

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

Community events. Every year, we hold large festivals and community events for our users, including New Year’s Eve Gala, Bilibili Power Up, Chinese New Year Gala, Bilibili Macro Link and Bilibili World. In January 2023, we hosted the Bilibili Power Up of 2022 to celebrate and award the outstanding achievements of leading content creators in various categories. We marked the end of the year with our New Year’s Eve Gala, The Most Beautiful Night of 2022, which maintained its popularity among young generations in China.

Our social and interactive features

Our communities are built on creative content as well as vibrant interactions among users. Users’ interactions on our platform revolve around content, and the social and interactive features of our platform allow users who share similar interests and hobbies to find, engage with and bond with each other to establish a common bond. We provide the following social and interactive features for our users. In 2022, our users generated 13.2 billion average monthly interactions on our platform, as compared to 8.5 billion in 2021.

Bullet chatting. Bullet chatting is a commenting function that we pioneered, which enables content viewers to send comments that fly across the screen like bullets, and has become very popular among young internet users in China. Only official member who passed our membership exam can send bullet chats on our platform. Bullet chats are context-based and can be viewed by the audiences who watch the same content, and therefore can intrigue interactive commenting among content viewers. The bullet chatting feature has transformed the video-viewing experience from one-way content display to a brand-new interactive experience by sharing with other enthusiasts who empathize with each other.

Other interactive features. Users can show appreciation in various ways to encourage content creators, such as liking, voting, following, adding to favorites and casting coin. Users can also opt to follow a content creator so they can see the content creator’s newly posted activities promptly on their own timeline. In addition, we invented a unique interaction feature, “one click triple-function combo.” Through one long pressing on the screen, users can complete liking, coin casting and adding to favorite library in a roll to show their special appreciation, which has become Bilibili signature interactive function and been widely used in our community.

Interacting with fans. Content creators can use moment, live broadcasting and interactive video to interact with their fans. Bilibili moment enables users to express and share their interests and stories in multimedia content such as text, pictures and video. Bilibili live broadcasting allows content creators to set up channels to interact with fans on a real-time basis and express their appreciation to the talents of live broadcasting host by virtual gifting.

Gifting and rewarding. Users can send free or paid virtual items to live broadcasting hosts and content creators to show their support and appreciation.

Sharing and communicating. Users can share and repost content uploaded by other users, add comments, send instant messages and view their history of interactions with other users.

Our Platform

Our platform includes our “Bilibili” mobile apps, PC websites, Smart TV and other smart devices, Bilibili Comic, Maoer and a variety of related features, functionalities, tools and services that we provide to users and content creators. For mobile devices, users typically access our content through our Bilibili mobile apps, or a mobile website that is largely similar in terms of functionality and appearance to our mobile apps. Our mobile apps are available for user download from the Apple and Android app stores. We also provide a PC website at www.bilibili.com and offer quality content across on smart TV devices.

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

Our Commercialization Model

Capitalizing our engaged user base, expanding content ecosystem, and vibrant community, we are well positioned to capture users’ evolving demand and increase lifetime value of our users by satisfying such demand. As we develop deep insights into user interests and behavior, we curate the right content and service offerings compatible with user demand, achieving efficient user-centric commercialization. Our commercialization efforts are based on the integrated goals of offering quality content catering to user preference to attract users, building vibrant communities to retain users, and provide quality content and products to achieve commercialization. We generate revenues primarily from mobile games, VAS, advertising, e-commerce and others. In 2022, our total net revenues were RMB21.9 billion, representing a 13.0% increase of our total net revenues of RMB19.4 billion in 2021. Our average number of monthly paying users was 27.8 million, as compared to 22.4 million in 2021.

Mobile games

Games is the second most popular genre category of our PUGV based on video views in 2022. A substantial portion of our users are game lovers. We started to publish mobile games on our platform for third-party developers in January 2014, and launched our first self-developed game in August 2017.

Our significant growth in net revenues initially around 2016 was primarily attributable to our mobile games operations. As a key component of ACG culture, game related content remained one of the most popular genres on our platform based on video views since our inception. Recognizing the large population of game lovers among our users and a strong propensity to spend on mobile games of our typical users, we started to introduce anime and comics themed mobile games that resonate well with our communities and user preferences. Some of these games are sourced taking into consideration of the popularity of related video content on our platform. Mobile games have thus become a natural extension of our video content offerings through which we achieve efficient monetization. In addition, our sticky user community with strong preference for ACG-related content enables us to obtain exclusive distribution rights of various popular, high-quality mobile games from leading global and domestic game developers, particularly with regards to ACG-themed mobile games.

As our user base and user demand expanded, we continued to launch new service offerings and diversified our monetization channels beyond mobile games. As a result, while our net revenues continued to grow substantially, revenues contribution of mobile games as a percentage of total net revenues decreased over the past few years. We derived 40.0%, 26.3% and 22.9% of our revenues from mobile games in 2020, 2021 and 2022, respectively. Our top 3 mobile games in aggregate contributed 23.8%, 10.7% and 8.5% of our total net revenues in 2020, 2021 and 2022, respectively.

The majority of mobile games on our platform are developed by third-party developers and we select and curate mobile games on our platform based on content, themes, cultural characteristics and features that appeal to our users. Our users access the mobile games on our platform, and log into and play with their Bilibili accounts. Users’ purchase of in-game virtual items to enhance their game-playing experiences is the primary source of our revenue generated from mobile games. As of December 31, 2022, we operated multiple exclusively distributed mobile games and hundreds of jointly operated mobile games.

For our exclusively distributed mobile games, we generally were granted royalty bearing license with the exclusive right to market and distribute mobile games in China and other countries and regions in Asia. We are responsible for game launch, hosting and maintenance of game servers, game promotions and customer services. We also develop localized versions for games licensed from overseas developers. Our exclusively distributed mobile games contributed to 75.3%, 71.3% and 65.0% of our mobile games revenues during 2020, 2021 and 2022, respectively.

For our jointly operated mobile games, we entered into joint operating agreements with game developers and distributors pursuant to which we were granted non-exclusive licenses to promote and distribute games on our platform. We negotiate revenue sharing arrangements or licensing fees with mobile game developers on a case-by-case basis and such arrangements are generally consistent with industry norms. We earn game distribution service revenue within the applicable contract periods by providing payment solutions and game promotion services, while game developers are responsible for providing game products, hosting and maintaining game servers and determining the pricing of in-game virtual items.

To cater to the next generation’s game demand, we are also building up our game self-development capabilities, leveraging our deep understanding of user preferences and our rich game operation experience.

VAS

We also achieve commercialization through the various types of VAS we offer, including our live broadcasting, premium membership program, and other value-added services, including comics on Bilibili Comic and audio drama on Maoer.

We extend diversified live broadcasting content covering a broad range of interests. We offer various virtual items for sale on our live broadcasting. Users can purchase in-app virtual items and send them as virtual gifts to their favorite hosts to show appreciation and provide them with monetary rewards. As we integrated our live broadcasting ecosystem within our PUGV ecosystem, more content creators and users tapped into the live broadcasting universe and the revenue generated from sales of virtual items increased.

We share revenues from the sales of virtual items generated on our live broadcasting with our hosts and talent agencies. We encourage our content creators to host live broadcasting on our platform to interact with their fans on a real time basis, enhance their popularity and in turn attract and retain users. We have entered into exclusive cooperation agreements with certain hosts with top popularity on our platform, pursuant to which we offer these hosts more attractive rewards in addition to the revenue-sharing arrangements. The top 10 content creators and live broadcasting hosts contributed to less than 1% of our total revenues during 2020, 2021 and 2022, respectively.

In January 2018, we launched a premium membership program allowing paying members to enjoy exclusive or advance access to certain high-quality OGV content. We charge our premium members’ membership fees monthly, quarterly or annually, based on the service package that they select. As of December 31, 2022, we had 21.4 million premium members. We believe our high-quality OGV content will continue to convert paying users.

We also offered anime and comic content through the mobile app, Bilibili Comic and offered audio drama through Maoer audio program from 2019 to expand our content offerings. As a natural extension from our core ACG content offerings, we see great synergy effects between our main platform and each of the Bilibili Comic and Maoer platform and their significant growth potential.

Advertising

Our typical users are the Gen Z+ population, many of whom are well educated and enjoy increasing disposable income. This group of users are a golden cohort that advertisers pursue very strongly. Our rapidly growing community and increasing brand awareness make Bilibili an appealing platform for advertisers wishing to gain more exposure to this highly coveted group.

We offer various advertising formats including brand advertising, performance-based advertising and native advertising. Brand advertisements primarily appear on the app opening page, the top banner, the website home page banner and the inline video feed alongside organic feeds. Brand advertisements can also be customized according to advertisers’ need and appear in Bilibili-produced OGV or events. Performance-based advertisements appear in various formats, such as video or picture feeds alongside organic feeds, a banner underneath the video-playing frame, a link, banner or pop-up in the Story Mode, and a link in the comment section appearing below the video. Native advertisings are customized according to advertisers’ needs, produced by our content creators and embedded naturally in their video creations.

In addition, we offer integrated marketing campaigns to provide a one-stop marketing solution for our advertisers. Advertisers can leverage our brand advertising to raise their brand awareness, use native advertisements to influence user’s purchase decision and convert sales through our performance-based advertisements. The all-around marketing campaigns were well-received by the users and brought satisfactory results for our advertisers. In 2022, We have added more advertising opportunities to various video viewing forms in our ecosystem, including PUGVs, live broadcasting, Smart TVs and Story Mode.

The price of our advertising service is determined on a case-by-case basis and depends upon various factors, including the format and duration of the advertisement, targeting scope, display location and so on. We provide various sales incentives to our advertising customers, including cash incentives in the form of commissions to certain third-party advertising agencies and noncash incentives such as discounts and advertising services provided free of charge in certain bundled arrangements, which are negotiated on a contract-by-contract basis with customers. The incentives are based on revenue volume and incentive rate, which are negotiated on a contract-by-contract basis. We account for these incentives granted to customers as variable consideration in accordance with ASC 606 that is net of our revenues. The amount of variable consideration is measured based on the most likely amount of incentive to be provided to customers. We do not have other material transactions, agreements or understanding with our advertising customers, other than in their capacity as our advertising customers.

E-commerce and others

Our e-commerce initiatives are focused on the derivative merchandise of ACG-related content. We offer ACG-related merchandise and generate revenue from sales of these products. For example, for users who are particularly interested in a certain anime, we recommend to them merchandise of the same theme, such as figure toys, and convert into sales on our e-commerce platform. We also generate revenue from certain offline activities we hold, including e-sports copyright sub-licensing, selling events tickets and peripheral products.

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

In December 2018, we and Alibaba Group commenced our business collaboration in the content creation and commercialization front. Under the agreement, content creators on Bilibili will promote merchandise by producing content in a creative and interactive format. Taobao will also work with us to promote and commercialize Bilibili’s IP assets, leveraging consumer insights on both platforms. Alibaba Group became our principal shareholder in February 2019 and further increased its shareholding in our company in 2021. Alibaba has become one of our major brand advertisers. In 2022, we deepened our cooperation with Taobao in the field of video e-commerce by enabling direct links or banners and pop-ups that could directly link to Taobao’s website in our video products.

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

Branding and Marketing

We have been retaining and expanding our user base by providing high-quality content since our inception, and we have cultivated a deep and diverse content pool well recognized among Generation Z+. In addition to viral marketing, word of mouth referrals and repeat user visits driven by superior user experience, quality content and product offerings, we implement various branding and marketing measures to promote our brand awareness among existing and potential users with prudently managed sales and marketing expenses.

In keeping with our slogan, Bilibili-All the Videos You Like, we held various activities to reinforce our impacts across different user demographics. For example, we launched China’s Youth Day promotion video and Teachers’ Day promotion video to increase our awareness in student and teacher groups. We marked the end of the year with our fourth successful New Year’s Eve Gala, The Most Beautiful Night of 2022, which maintained its popularity in our community. These branding and marketing initiatives have allowed us to connect and resonate with more users and expand to more diverse audience.

In 2022, we had an average of 314.5 million MAUs and 86.5 million DAUs, representing an increase of 25.9% and 29.6% as compared to 2021, respectively. Going forward, we plan to prudently manage our sales and marketing expenses and further enhance our brand awareness and attract a broader user base in a sustainable manner.

User Privacy and Safety

The vitality and integrity of our communities are cornerstones of our business. We dedicate significant resources to the goal of strengthening our communities through developing and implementing programs designed to protect user personal information, promote a safe environment, and ensure the security of user personal information. The user privacy policy, Bilibili Privacy Policy, on our platform describes our business scenarios for handling user information and the processing rules and protection measures for personal information on our platform. Specifically, we provide users with adequate notice and authorization as to what personal information are being processed and undertake to protect and process the personal information in accordance with applicable laws and make reasonable efforts to prevent the unauthorized use, loss or leak of user personal information. Our user privacy policy, Bilibili Privacy Policy, has clearly specified the type of user personal information that will be collected under different scenarios. For example, a user will need to provide phone number to receive verification code when registering an account on our platform. When a user downloads (including the re-download after uninstallation) and opens our mobile app for the first time, or any modification is made to the Bilibili Privacy Policy, we will notify the user of the Bilibili Privacy Policy in a pop-up window and obtain the user’s explicit consent. In addition, we use a variety of technologies to protect the user personal information with which we are entrusted and have a team of information security professionals dedicated to the ongoing implementation of data security practices. For example, we store all user personal information in encrypted format and strictly limit the number of personnel who can access those servers that store user personal information. For our external interfaces, we also utilize firewalls to protect against potential attacks or unauthorized access.

Content Management and Review

We maintain two levels of content management and review procedures to monitor the content uploaded to our platform to help ensure that no content that may be deemed to be illegal or inappropriate under government rules and regulations is posted and to promptly remove any infringing content. The first level of review procedure is conducted through our proprietary artificial intelligence-based screening system. This system automatically flags and screens out newly uploaded videos that have piracy issues or contain illegal or inappropriate content by comparing them with copyrighted or objectionable videos stored in our own in-house “black list” databases and identifying those with similar codes. Once the content is processed by our technology screening system, our system then extracts fingerprint trails from the content and sends them to our content screening team for the second-level review. As of December 31, 2022, our content screening team consists of over 3,800 employees dedicated to screening and monitoring the content uploaded on our platform to ensure that the flagged content identified by our screening system is reviewed and confirmed before it can be released. We provide initial training during the onboarding process for new hires. We also offer periodic training sessions to keep these employees apprised of any regulatory and policy changes, and supervise and monitor their work. All of the content needs to go through these two levels of review procedures before it is released on our platform.

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

However, there can be no assurance that we can identify all the videos or other content that may violate relevant laws and regulations due to the large amount of content uploaded by our users every day. As advised by our PRC counsel, Jingtian & Gongcheng, if the content of audio-visual programs transmitted by the internet audio-visual program service provider on the internet violate the PRC laws and regulations such as the Administrative Regulations on Internet Audio-Visual Program Service, the internet audio-visual program service provider may face, among others, warnings, fines, revocation of license and even criminal investigations or penalties. “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Transmission of Audio-Visual Programs.” If such content violates the Provisional Measures on Administration of Internet Culture, operating internet culture entities may face, among others, order to rectify, confiscation of illegal proceeds, fines, revocation of license and even criminal investigations or penalties. “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Cultural Activities.” The CAC conducted a nationwide inspection of major internet platforms providing short-video content, and we were notified by certain smartphone app stores in China that our mobile app had been temporarily removed from July 26, 2018 until August 25, 2018. We implemented the required measures promptly and reinstated the mobile app downloads from those app stores on August 26, 2018. We thereafter conducted a self-inspection by taking a comprehensive review of the content on our platform and have hired more content monitoring personnel. On December 3, 2020, in response to the reported vulgar content on our platform, the Shanghai Municipal Office of Anti-Pornography and Illegal Publication, the Shanghai Municipal Internet Information Office and the Shanghai Municipal Culture and Tourism Bureau made inquiries with us and requested us to rectify within two weeks and strengthen the content review of videos, live broadcasting, anime, bullet chatting and other content on our platform. We have completed the required rectification. We have submitted the final rectification report to the Shanghai Municipal Office of Anti-Pornography and Illegal Publication and the Shanghai Municipal Internet Information Office on December 22, 2020 and our rectification report has been accepted by the relevant competent authorities, which indicates that the rectification has passed the review of relevant competent authority.

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

We have consulted with our PRC counsel, Jingtian & Gongcheng, as to the applicability and interpretation of the requirements under Notice 78 to our business, and conducted an internal evaluation of our compliance measures and status of compliance with the requirements under Notice 78. We have employed the following measures to comply with Notice 78 and ensure the appropriateness of live broadcasting content:

(i)	we have communicated with Shanghai Municipal Administration of Radio and Television, or the SHART and were informed that currently we are not required to register in this system;

(ii)

we have adopted policies to require real-name registration through identity card for all hosts from 2016, and require real-name registration through mobile number for all virtual gifting users from 2018;

(iii)

we have set up the youth mode from May 2019, under which users are prohibited from virtual gifting. Under the general mode, from early January 2021, the users who can be identified as minors are not allowed to make virtual gifts and if adult users can prove that the virtual gifts are paid by minors, they can claim for refund; our Youth Mode was established under the direction of the CAC, when an user launches our app for the first time every day, the user can switch to the Youth Mode according to the pop-up prompt, and the browsing content under the Youth Mode is presented in the form of whitelist by our content team, and parents can set up passcodes under the Youth Mode to manage the time spent by minors on our platform and to prevent minors from switching back to general mode. In addition to the Youth Mode which has been implemented on the platform, we have also launched the “Youth Firewall” program in April 2018 and co-established a “Minors’ Rights Protection Center” in May 2018 to adopt special content presentation policies and community permission settings for users who are not authenticated or whose identities are shown as minors, so as to strictly identify and filter undesirable information for minors. After consultation with our PRC counsel, Jingtian & Gongcheng, we confirm that the operation of content under the Youth Mode is compliant with PRC laws and regulations in all material aspects;

(iv)

with respect to the requirement of setting a cap on the amount of virtual gifting, as advised by our PRC counsel, Jingtian & Gongcheng, currently there has been no explicit provisions on the standard for the maximum amount of virtual gifting under Notice 78. Since we have not received any notice or implementation guidance on setting such cap on virtual gifting, we have not been able to set such cap or quantify the impact of such requirement on our business operations and financial performance as of the date of this annual report. We intend to continue communicating with the NRTA and its local branches with respect to the standard for the maximum amount of virtual gifting. Once the NRTA provides specific implementation guidelines on the maximum amount of virtual gifting, we will be able to take measures to comply with the requirement on a timely basis; and

(v)

in relation to the other requirements under Notice 78, we believe that we have effective measures in place to ensure compliance with them in all material respects. However, given that certain requirements under Notice 78 remain unclear, we will continue communicating with regulatory authorities to seek more detailed guidelines with respect to the implementation of Notice 78.

As advised by our PRC counsel, Jingtian & Gongcheng, Notice 78 does not stipulate any timelines for full compliance with the requirements therein, nor any penalties for any non-compliance under Notice 78. We have not received any notice of enforcement actions nor have we been subject to any administrative penalties in connection with any non-compliance under Notice 78 as of the date of this annual report. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the enactment, interpretation and implementation of Notice 78 and Notice 3” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Live Broadcasting Services.”

Corporate Social Responsibility

Since our establishment, we have continued to fulfill our commitments to our users, employees and society. We have integrated environmental, social and governance (“ESG”) consideration into our decision-making and development, and we actively communicated these goals to all stakeholders. We believe that technology can empower society, and our long-term goal is to develop innovative technology and platforms that create societal value. Our focus is to enrich the everyday life of young people, create an outstanding community for our users, provide a platform for content creators to showcase their talents, and promote Chinese original content worldwide.

On April 27, 2023, we published our 2022 ESG Report, which outlines our ESG policies, outcomes and performances for that year. The report highlights our commitment as a responsible public company to create a positive social and cultural impact in the world.

In 2022, we remain committed to fulfilling our social responsibilities through leveraging our community. We launched our Bilibili Charity platform in January 2022, which is an online public fundraising platform created for charity organizations in support of the greater good of the society. To facilitate rural education and support underprivileged students, we assisted in constructing several Bilibili primary schools in Yunnan and Guizhou located in China. Furthermore, our Bilibili Dream Courses provided high-quality video courses to rural students. As part of our commitment to promoting positivity and knowledge-sharing content, we utilized our content ecosystem to contribute positively to society.

As the majority of our operations are conducted online, our carbon footprint is limited, but we actively take responsibility to support sustainable operations, and we continue to explore ways to improve energy efficiency. In 2022, we advanced our environmental management goals, implementing effective environmentally protective practices. We rolled out energy-efficient office facilities and encouraged our employees to conserve resources, including water, electricity, paper, and office supplies. We work with business partners aligned with our strong commitment to carbon emission reduction. All our servers comply with industry energy standards in China. We have assessed the impact of climate-related risks and opportunities, and we established internal guidelines for green technology, product innovation, and optimized operations. Through our comprehensive management measure’s carbon emissions, we reduced energy consumption, greenhouse gasses, water consumption, and packaging usage density in 2022. Additionally, we utilized our content platform to raise public awareness about environmental topics.

We comply strictly with legal and regulatory requirements in our operating countries and regions. We prioritize the establishment and maintenance of risk management and internal control systems. Our risk management and internal control systems cover financial reporting, internal control, data, and technology system risk management. Cybersecurity and information security are of particular importance to us, and we have established internal policies to manage security risk, including Information Security Red Line (Preliminary Edition), Cybersecurity Protocol, and Bilibili Data Security Management Protocols. We have established a three-level information security management structure under the leadership of our board of directors that is responsible for our information security. To ensure governance, we have a defined structure that clarifies roles and responsibilities. We offer periodic employee training, conduct self-inspection on information security, and receive inspections from third-party organizations. We also ask our suppliers to follow our stipulations for business engagements related to security risks and approaches for security incidents. A majority of our businesses have received ISO certifications for information security.

Competition

We compete primarily with companies that operate in the video-based industry in China designed to engage users, especially the Gen Z+, and capture their time spent on mobile devices and online. We compete to attract, engage and retain users, attract and retain content creators to expand our content library and to attract and retain advertisers. Our competitors may compete with us in a variety of ways, including by leveraging a large user base to promote content offerings in different consumption scenarios, obtaining exclusive online distribution rights for popular content, conducting brand promotions and other marketing activities, and making acquisitions. We have exclusive distribution rights only for certain content on our platform. Our content creators are generally free to post their content on our competitors’ platforms, which may divert user traffic from our platform.

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

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in mainland China or the rights of our shareholders to receive dividends and other distributions from us.

Regulations Related to Foreign Investment in the PRC

Foreign Investment Industrial Policy

Investments activities in mainland China by foreign investors are principally governed by the Catalogue for the Encouragement of Foreign Investment Industries (2022 Edition), or the Catalogue, and the Negative List (2021), which were both promulgated by the MOFCOM and the NDRC and each became effective on January 1, 2023 and January 1, 2022. The Catalogue and the Negative List (2021) set forth the industries in which foreign investments are encouraged, restricted and prohibited. Industries that are not listed in any of these three categories are generally open to foreign investment unless otherwise specifically restricted by other PRC rules and regulations.

According to the Negative List (2021), the foreign equity interest ownership of entities that engage in value-added telecommunications business (except for e-commerce, domestic multi-party communication, storage and forwarding and call center) must not exceed 50%. In addition, foreign investments in the internet cultural business (except for music), the internet audio-visual program business, the radio and television program production and operation business, the production of audio-visual products and/or electronic publications and film production and distribution business are prohibited. However, foreign investors are allowed to hold up to 100% of equity interests in an online data processing and transaction processing business (including e-commerce business operation) in mainland China.

Foreign Investment Law and its Implementation Measures

On March 15, 2019, the National People’s Congress of the PRC, or the NPC, enacted the 2019 FIL, which came into effect on January 1, 2020. The 2019 FIL has replaced the previous major laws and regulations governing foreign investment in the PRC, including the Sino-foreign Equity Joint Ventures Enterprises Law of the PRC, the Sino-foreign Co-operative Enterprises Law of the PRC and the Wholly Foreign-invested Enterprise Law of the PRC. According to the Foreign Investment Law, “foreign-invested enterprises” refers to enterprises that are wholly or partly invested by foreign investors and registered under the PRC laws within mainland China, and “foreign investment” refers to any foreign investor’s direct or indirect investment activities in mainland China, including: (i) establishing foreign-invested enterprises in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, equity shares, shares in properties or other similar interests of Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) investing through other methods provided by laws, administrative regulations or provisions prescribed by the State Council.

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

On December 30, 2019, the MOFCOM and the SAMR jointly promulgated the Measures on Reporting of Foreign Investment Information, which came into effect on January 1, 2020, and has replaced the Interim Measures for the Administration of Record-filing on the Establishment and Changes in Foreign-Invested Enterprises. Foreign investors or foreign-invested enterprises shall submit investment information to the commerce administrative authorities through the Enterprise Registration System and the National Enterprise Credit Information Publicity System.

On December 19, 2020, the NDRC and the MOFCOM jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, setting forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment, or the Office of the Working Mechanism, will be established under the NDRC, who will lead the task together with the MOFCOM. Foreign investor or relevant parties in mainland China must declare the security review to the Office of the Working Mechanism prior to (i) the investments in the military industry, military industrial supporting and other fields relating to the security of national defense, and investments in areas surrounding military facilities and military industry facilities; and (ii) investments in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technology and Internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain control in the target enterprise. Control exists when the foreign investor (i) holds over 50% equity interests in the target, (ii) has voting rights that can materially impact on the resolutions of the board of directors or shareholders meeting of the target even when it holds less than 50% equity interests in the target, or (iii) has material impact on target’s business decisions, human resources, accounting and technology.

Regulations Related to Value-Added Telecommunications Services

In 2000, the State Council promulgated the Telecommunications Regulations of the PRC, or the Telecommunications Regulations, most recently amended in February 2016, which provide the regulatory framework for telecommunications service providers in mainland China and require a telecommunications service provider to obtain an operating license prior to commencing its operations. The Telecommunications Regulations categorize all telecommunications services as either basic telecommunications services or value-added telecommunications services. Providers of value-added telecommunications services are required to obtain a license for value-added telecommunications services. Pursuant to the Classification Catalogue of Telecommunications Services, an attachment to the Telecommunications Regulations, which was most recently amended on June 6, 2019, information services provided via public telecommunication network or the internet fall within value-added telecommunications services.

The Administrative Measures on Internet Information Services, or the Internet Information Services Measures, which was promulgated by the State Council on September 25, 2000, and amended on January 8, 2011, set out guidelines on the provision of internet information services. According to the Internet Information Services Measures, the internet information services is classified into commercial internet information services and noncommercial internet information services; a commercial operator of internet content provision services must obtain an ICP License for the provision of internet information services from the appropriate telecommunications authorities. The Administrative Measures for Telecommunications Businesses Operating Permits, which was promulgated by the MIIT on July 3, 2017, and became effective on September 1, 2017, further regulates the telecommunications business permits. On January 8, 2021, the CAC promulgated the Internet Information Services Measures (Revised Draft for Comments), which sets forth detailed rules on the internet information service activities. As of the date of this annual report, the draft has not been formally adopted.

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

Regulations Related to Online Transmission of Audio-Visual Programs

According to the Administrative Regulations on Internet Audio-Visual Program Service, or the Audio-Visual Regulations, promulgated by State Administration of Radio, Film and Television of the PRC, or the SARFT, and the Ministry of Information Industry of the PRC, or the MII, the predecessor of the MIIT, on December 20, 2007, and became effective on January 31, 2008, as amended on August 28, 2015, and became effective on the same day, internet audio-visual program service refers to the activities of making, editing and integrating audio-visual programs, providing them to the general public via internet, and providing such services to other people by uploading. An internet audio-visual program service provider shall obtain a License for Online Transmission of Audio-Visual Programs issued by the NRTA or complete certain record-filing procedures with the NRTA.

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

On January 16, 2023, the MCT promulgated the Notice on Regulating the Business Activities of Online Shows or Programs to Promote the Healthy and Orderly Development of the Industry, which stipulates that the offering of shows or programs in the form of live or recorded broadcasting via the internet shall be regulated, and the provider of such shows or programs shall establish and continually improve content management systems, staff specific personnel that meet certain requirements to manage online content, and strengthen the real-time monitoring of comments, bullet chats and other user-generated contents. If an online show or program is provided through live broadcasting, it shall be broadcasted on a time-delayed basis, and specific personnel shall be arranged to conduct real-time supervision of the online show or program.

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

Regulations Related to The Internet Follow-Up Comment Services

According to the Administrative Provisions on Internet Follow-up Comment Services, which was promulgated by the CAC on August 25, 2017, and became effective on October 1, 2017 and most recently amended on December 15, 2022, an internet follow-up comment services provider shall strictly assume the primary responsibilities and the obligations, including but not limited to: (i) verify the real identity information of registered users; (ii) establish and improve a user information protection system; (iii) establish a system of reviewing at first and then publishing comments if they offer internet follow-up comment services to news information; (iv) furnish corresponding static information content on the same platform and page at the same time if they provide internet follow-up comment services by way of bullet chatting; (v) establish and improve an internet follow-up comment review and administration, real-time check, emergency response and other information security administration systems, timely identify and process illicit information and submit a report to the relevant cyberspace administrators; (vi) develop internet follow-up comment information protection and administration technologies, innovate internet follow-up comment administration modes, enhance the disposition capacity of illegal and harmful information, discover safety defects, loopholes, and other risks existing in the internet follow-up comment services in a timely manner, take remedial measures, and report to the relevant cyberspace administrations; (vii) equip content examination team with corresponding services and strengthen training for examination of posted comments; and (viii) coordinate with relevant supervising authorities for examination and provide necessary technology, data support and assistance.

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

In March 2018, the Central Committee of the Communist Party of China issued the Plan for Deepening the Institutional Reform of the Party and State and the NPC promulgated the Decision of the First Session of the Thirteenth National People’s Congress on the State Council Institutional Reform Proposal (collectively, the “Institutional Reform Plans”). According to the Institutional Reform Plans, effective from March 21, 2018, the SAPPRFT was reformed and now known as the NRTA under the State Council, and the responsibility of the SAPPRFT for administration of news, publication and films, such as the approval of online game registrations and issuance of game publication numbers has been transferred to the NPPA under the Propaganda Department of the Central Committee of the Communist Party of China. The NPPA at the national level suspended approval of game registration and issuance of publication numbers for online games since March 2018 and resumed to issue game publication numbers by batches periodically since December 2018, according to certain news reports. Beginning in December 2018, the NPPA at the national level started to approve new online games.

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

Online Game Publication

According to the Internet Publishing Measures, before publishing an online game, an online publishing service provider shall file an application with the competent provincial-level publishing administrative department where it is located, and the application, if reviewed and approved, shall be submitted to the NPPA for approval. The Notice of the General Office of the General Administration of Press, Publication, Radio, Film and Television on the Administration of Mobile Game Publishing Services, which was issued on May 24, 2016, and took effect on July 1, 2016, provides that game publishing services providers shall be responsible for examining the content of their games and applying for game publication numbers, and for the purpose of this notice, the online game publishing services providers refer to online publishing service entities that have obtained the Internet Publishing Service License with game publishing business included in their scope of business.

Online Game Operations

The Online Game Measures issued by the MOC on June 3, 2010, and last amended on December 15, 2017, comprehensively regulate the activities related to online game business, including the research and development and production of online games, the operation of online games, the standards for online games content, the issuance of virtual currencies used for online games and virtual currency trading services. The Online Game Measures provide that any entity engaging in online game operations must obtain an Online Culture Operating Permits, and the content of an imported online game must be examined and approved by the MCT prior to its launch. Domestically developed online games must be filed with the MCT within 30 days of its launch. The Notice of the MOC on the Implementation of the Interim Measures for the Administration of Online Games, which took effect on August 1, 2010, specifies the entities regulated by the Online Game Measures and procedures related to the MCT’s review of the content of online games, and emphasizes the protection of minors playing online games and requests online game operators to promote real-name registration by their game players.

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

On October 25, 2019, the NPPA issued the Notice on Preventing Minors from Indulging in Online Games which took effect on November 1, 2019. The Notice stipulates several requirements on the online game operation, including but not limited to: (i) all online game users shall register their game accounts with valid identity information; (ii) the time slot and duration for playing online games by minors shall be strictly controlled; (iii) the provision of paid services to minors shall be regulated; (iv) the regulation of the industry shall be enhanced and the requirements above shall be requisite for launching, publishing and operating online games; and (v) the development and implementation of an age-appropriate reminding system shall be explored. Online game companies shall analyze the cause of minors’ addiction to games, and alter the content and features of games or game rules resulting in such addiction.

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

On August 30, 2021, the NPPA promulgated the Notice on Further Strict Management to Effectively Prevent Minors from Being Addicted to Online Games, which became effective on September 1, 2021. The notice requires that all online games enterprises including platforms providing online game services may only provide online game services to minors for one hour from 8:00 p.m. to 9:00 p.m. each day on Fridays, Saturdays, Sundays and national holidays, and may not provide online game services to minors in any form at any other time. All online games must be connected to the real-name verification system of the NPPA for online games to prevent addiction, all online game users must use real and valid identity information to register their game accounts and log in to online games, and online games enterprises must not provide online game services in any form (including visitor experience mode) to users who have not registered and logged in with their real names.

In March 2022, the CAC promulgated the Regulations on the Protection of Minors Online (Draft for Comment), which strengthens the regulation of network information contents, the protection of minors’ personal information and the prevention and control of minors’ online addiction, strengthens the responsibilities of key internet platform service providers for protecting minors online and sets specific obligations, such as taking the physical and mental development characteristics of minors into full consideration at all stages of internet platform services including design, research and development, operation and others, regularly assessing the impact of the online protection of minors, providing teen mode or special areas for minors so as to facilitate minors to obtain the products or services on the platforms that are conducive to their physical and mental health, and setting up an independent body mainly composed of external members to supervise the protection of minors on the network, etc. As of the date of this annual report, the draft has not been formally adopted.

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

On September 15, 2021, the CAC promulgated the Opinions on Further Compacting the Main Responsibility of the Website Platform on Information Content Management which further regulates the content and quality of the information and further requires the website platform to improve the content review mechanism. The website platform shall improve the manual content review system, further expand the scope of manual review, refine the review standards, improve the review process and ensure the quality of review. A dynamic update mechanism for the sample database of illegal and noncompliant information and a hierarchical classification system shall be established and regularly enriched and expanded to improve the efficiency and quality of technical review.

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

On April 12, 2022, the Online Audio-visual Program Administration Division of the NRTA and the Publishing Bureau of the Propaganda Department of the Central Committee of the Communist Party of China jointly promulgated the Notice on Strengthening the Administration of Live Broadcasting of Game-Playing on the Online Audio-Visual Program Platform, which stipulated that (i) it is not allowed to live broadcast online games that have not been approved by the competent authorities in online audio-visual programs or attract more users to such games by any means, including through online live broadcasting, (ii) all online live broadcast platforms shall strengthen the management of online game live broadcast programs in terms of content and propaganda, establish and improve management systems for information release, comments, and emergency response related to game-playing live broadcast programs to improve program monitoring and public opinion monitoring mechanisms, (iii) the online platforms shall strengthen the management of the behavior of game hosts and those who conducted illegal and immoral behavior are not allowed to be shown to the public through live broadcasting, (iv) the online live broadcast platforms are urged to establish and implement mechanisms for the protection of minors, and (v) the launch, broadcasting and layout of game-playing live programs shall be submitted to relevant radio and television administrative department in accordance with the relevant requirements of live programs, and online audio-visual platforms (including various domestic and overseas individual and institutional accounts opened on relevant platforms) live broadcasting overseas game programs or competitions should be approved in advance.

In May 2022, the Opinions on Regulating Live Broadcasting for Rewards and Enhancing the Protection of Minors was issued by the CAC and other relevant authorities, pursuant to which, minors are prohibited from participating in live broadcasting and are strictly controlled from engaging in anchoring. In addition, it requires that website platforms should strengthen the management of the registration of anchor accounts, not to provide online anchor services for minors under the age of 16; it requires the optimization and upgrading of the “teenage mode” and the website platform to establish a dedicated customer service team for minors and strengthen oversight during peak hours; and it requires that, after 22:00 every day, the services under “teenage mode” should be forced offline.

In June 2022, the MCT and the relevant authority issued the Code of Conduct for Online Hosts, which requires live broadcast platforms to review and record the practice qualifications of live content bloggers who require a high level of professionalism (e.g. healthcare, finance and finance, law, education).

In November 2022, the CAC issued the Circular on Effectively Strengthening the Governance of Online Violence, requiring that the review of contents of live broadcasting and short video shall be strengthened, live broadcasting rooms with concentrated cyber violence contents shall be shut down in a timely manner, anchors in violation of regulations shall be banned, short videos with cyber violence risk shall be reviewed before publishing, short videos with cyber violence information shall be reviewed, and negative barrages shall be blocked and filtered. Close attention shall be paid to the live broadcasting rooms opened by parties involved in cyber violence, and information that induces or forces self-harm and suicide shall be controlled in a timely manner.

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

On February 25, 2023, the SAMR promulgated the Measures for the Administration of Internet Advertisement, effective from May 1, 2023, and repealed the Interim Measures for Administration of Internet Advertisement. The new measures are applicable to the usage of internet media such as websites, web pages, and internet applications, whether directly or indirectly, to promote commercial advertisement activities for products or services via text, images, videos or other forms, in the territory of PRC. Under the new measures, when publishing internet advertisements in the form of pop-ups or other forms, the advertiser or the publisher should prominently mark a close button to ensure that the advertisement can be closed with one click. Furthermore, operators of live broadcasting rooms who are commissioned to provide advertisement design, production, agency and publishing services shall assume legal responsibility and obligations as the advertisement operator and advertiser.

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

An e-commerce operator shall obtain a license for value-added telecommunications services with the specification of online data processing and transaction processing business from appropriate telecommunications authorities, pursuant to the Telecommunications Regulations and the Classification Catalogue of Telecommunications Services.

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

In March 2022, the Supreme People’s Court adopted the Provisions of the Supreme People’s Court on Several Issues concerning the Application of Law in the Trial of Cases of Disputes over Online Consumption (I), which became effective on March 15, 2022. The provisions mainly provide for the rights and obligations of network consumption contracts, the recognition of liability subjects, civil liability for live-streaming marketing, and civil liability for takeaway and catering services. According to such provisions, when carrying out self-operated business, an e-commerce platform shall bear the liability as the product seller or the service provider. Even if the e-commerce platform does not actually carry out self-operated business, as long as there are signs and indications sufficient to mislead consumers to believe that the business is operated by the platform, the e-commerce platform operator shall also bear the liability as the product seller or the service provider. Where the legitimate rights and interests of a consumer are jeopardized when clicking to buy a product in an online live broadcasting program, and the operator of the live broadcasting program cannot prove that it has indicated in a sufficiently clear way to inform the consumer that it is not the seller and to indicate the actual seller, if the consumer requests the operator of the live broadcasting program to bear the responsibility as the seller of the product, the people’s court shall uphold such request.

Regulations Related to Internet Information Security and Privacy Protection

Internet content in mainland China is also regulated and restricted from a state security point of view. The Decision Regarding the Safeguarding of Internet Security, enacted by the SCNPC on December 28, 2000, and amended with immediate effect on August 27, 2009, makes it unlawful to, including but not limited to: (i) gain improper entry into a computer information system of national affairs, national defense or cutting-edge science and technology; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Administrative Measures for the Security Protection of International Connections to Computer Information Network, issued by the MPS on December 30, 1997, and amended on January 8, 2011, prohibits the use of the internet in ways that, among other things, result in a leakage of state secrets or the distribution of socially destabilizing content.

On July 1, 2015, the SCNPC issued the National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard the sovereignty, national security and cyber security and development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services and other important activities that are likely to impact the national security of mainland China.

On August 1, 2022, the Administrative Provisions on Mobile Internet Applications Information Services promulgated by the CAC took effect and replaced the prior version dated August 1, 2016. The provisions stipulate that mobile internet application providers shall perform their responsibilities as information content administrators, and establish and improve information content security management, information content ecological governance, data security and personal information protection, minors protection and other management systems to ensure cyber security and maintain a good cyber ecology.

On November 7, 2016, the SCNPC issued the Cybersecurity Law, which came into effect on June 1, 2017. The Cybersecurity Law provides that network operators must set up internal security management systems that meet the requirements of a classified protection system for cyber security, including appointing dedicated cyber security personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cyber security incidents, and taking data security measures such as data classification, backups and encryption. The Cybersecurity Law imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cybersecurity Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up.

The Provisions on Technological Measures for Internet Security Protection, promulgated by the MPS on December 13, 2005, and became effective on March 1, 2006, require internet service providers to keep records of certain information about their users (including but not limited to user registration information, log-in and log-out times, IP addresses, content and time of posts by users) for at least 60 days. Under the Cybersecurity Law, network operators must also record and report any instances of publication of prohibited information and take measures to prevent such information from dissemination. A network operator fails to comply with such requirements may be imposed fines, confiscated of illegal gains, revoked of its licenses, suspended of its business, shut down of its websites or, in severe cases, take criminal liabilities. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.

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

According to the Law of the PRC on the Protection of Minors (2020 Revision), which took effect on June 1, 2021, information processors must follow the principles of legality, legitimacy and necessity when processing personal information of minors via internet, and must obtain consent from minors’ parents or other guardians when processing personal information of minors under the age of 14. In addition, internet service providers must promptly alert upon the discovery of publishing private information by minors via the internet and take necessary protective measures.

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

On December 31, 2021, the CAC, together with the MIIT, the MPS and the SAMR, jointly issued the Regulations on the Administration of Algorithm Recommendation for Internet Information Services, with effect from March 1, 2022, which provides that algorithm recommendation service providers are not allowed to use algorithms to register false user accounts, block information, give excessive recommendations, and that users should be given the option to easily turn off algorithm recommendation services, and that the providers of algorithm recommendation services with public opinion attributes or social mobilization capabilities should fill in information such as the name of the service provider, service form, application area, type of algorithm, algorithm self-assessment report, intended public content and other information through the Internet Information Services Algorithm Filing System within ten working days from the date of service provision to fulfill the filing procedures.

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

In July 2022, the CAC promulgated the Measures for the Security Assessment of Outbound Data, which became effective on September 1, 2022. These measures outline the requirements and procedures for security assessments on export of important data or personal information collected within the territory of mainland China. Furthermore, these Measures provide that the security assessment shall combine pre-assessment, continuous supervision, and self-assessment to prevent data export security risks. More specifically, these Measures specify that any of the circumstances below will require security assessment before any cross-border data transfer out of mainland China can occur: (i) the data transferred out of mainland China is important data; (ii) the data processor is a critical information infrastructure operator or data processor that processes personal information of more than 1 million individuals; (iii) cross-border data transfer of personal information by a data processor who has made cross-border data transfers of personal information of more than 100,000 individuals, or sensitive personal information of more than 10,000 individuals, in each case as calculated cumulatively, since 1 January of the previous year; or (iv) under other circumstances as stipulated by the CAC.

The Measures for the Standard Contractual Measures for Cross-border Transfer of Personal Information, which was issued by the CAC on February 22, 2023 and will take effect on June 1, 2023, specified the applicable scope of, conditions to enter into and detailed filing requirements for standard contracts on cross-border transfer of personal information, which will become a part of the compliance mechanism for personal information protection.

The Provisions on the Administration of Internet Users’ Account Information, which was issued by the CAC on June 27, 2022 and became effective on August 1, 2022, stipulate that internet information service providers must, among other things, equip themselves with professional and technical capabilities appropriate to the scale of services, establish, improve and strictly implement systems for identity authentication, account verification, information safekeeping, ecological governance, emergency response, personal information protection, among others. The provisions also require that the internet information service providers should handle and protect internet users’ account information in accordance with law, and take measures to prevent unauthorized access, as well as leakage, tampering, or loss of personal information. The internet information service providers must set up convenient portals for complaints and whistleblowing at an easily seen location, provide channels for complaints and whistleblowing, improve the acceptance, screening, disposal and feedback mechanisms, specify the handling process and feedback time limit and timely handle the complaints and whistleblowing of users and the public.

The Administrative Provisions on Internet Pop-Up Window Information Push Services, issued by the CAC, became effective on September 30, 2022. The provisions stipulate that providers of internet pop-up window information push services shall fulfill their responsibilities as information content administrators, and establish and improve management systems for information content review, ecological governance, data security and personal information protection and minors protection, and shall also comply with relevant requirements, including but not limited to, not pushing illegal and undesirable information, especially malicious speculation on entertainment gossip, gossip and privacy, extravagance and ostentatiousness, and content that is contrary to public order and morality, or to focus on old news related to a certain topic for the purpose of malicious rehashing.

Regulations Related to Intellectual Property Rights

Trademark

Trademarks are protected by the Trademark Law of the PRC which was promulgated by the SCNPC on August 23, 1982, last amended on April 23, 2019, and took effect on November 1, 2019, as well as the Implementation Regulation of the PRC Trademark Law, adopted by the State Council on August 3, 2002, and revised on April 29, 2014. In the PRC, registered trademarks include commodity trademarks, service trademarks, collective marks and certification marks. The Trademark Office of National Intellectual Property Administration handles trademark registrations and grants a term of 10 years to registered trademarks commencing from the date of registration and the registered trademarks can be renewable every 10 years where a registered trademark needs to be used after the expiration of its validity term. On January 13, 2023, the State Intellectual Property Office issued a notice of public consultation on the Draft Revision of the Trademark Law of the PRC (Draft for Comments). As of the date of this annual report, such draft has not been formally adopted.

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

Domain Names

The Administrative Measures on Internet Domain Names, which was promulgated by the MIIT on August 24, 2017, and became effective on November 1, 2017, regulates the “.CN” and the “zhongguo (in Chinese character)” shall be China’s national top-level domains. Any party that engages in internet information services shall use its domain name in compliance with laws and regulations and in line with relevant provisions of the telecommunications authority, but shall not use its domain name to commit any illegal act.

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

In March 2022, the Supreme People’s Court issued the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Anti-Unfair Competition Law of the PRC which became effective on March 20, 2022. The interpretation focuses on detailing Article 2 of the Anti-Unfair Competition Law of the PRC, including counterfeiting and confusion, false publicity and online unfair competition.

In November 2022, the SAMR issued the Anti-Unfair Competition Law of the PRC (Draft Revisions for Comments). The draft’s provisions include, but are not limited to, improving the anti-unfair competition rules of the digital economy, regulating and controlling behaviors that disrupt the order of competition in the development of new economies, new formats and new models, improving commercial confusion clauses and false publicity clauses, etc., setting corresponding penalties for new illegal acts such as harming fair trade, carrying out malicious transactions, and new types of online unfair competition, and adjusting the penalty amount for illegal acts. As of the date of this annual report, such draft has not been formally adopted.

The Anti-monopoly Law of the PRC promulgated by the SCNPC, which became effective on August 1, 2008 and latest amended on June 24, 2022, and the Rules of the State Council on Declaration Threshold for Concentration of Undertakings promulgated by the State Council on August 3, 2008, and latest amended on September 18, 2018, require that where a concentration reaches one of the following thresholds, a declaration must be lodged in advance with the anti-monopoly law enforcement agency under the State Council, or otherwise the concentration shall not be implemented: (i) during the previous fiscal year, the total global turnover of all undertakings participating in the concentration exceeded RMB10 billion, and at least two of these undertakings each had a turnover of more than RMB400 million within China; or (ii) during the previous fiscal year, the total turnover within China of all the undertakings participating in the concentration exceeded RMB2 billion, and at least two of these undertakings each had a turnover of more than RMB400 million within China. On June 24, 2022, the SCNPC adopted the amendment on Anti-monopoly Law, which introduced a “safe harbor” for anti-competitive agreements that have a market share lower than a specific threshold to be set by SAMR, granted SAMR the power to suspend the review period in merger investigations under specified circumstances, allowed public prosecutors to bring a civil public interest lawsuit based on monopolistic behaviors, and significantly increased the penalties for violation of anti-monopoly law. This amendment emphasized the enforcement of antimonopoly laws in internet, finance and other key industries.

On June 27, 2022, the SAMR promulgated the amendments to the Rules of the State Council on Declaration Threshold for Concentration of Undertakings (Draft Revision for Comments), according to which, the standard of turnover is raised, and the requirements for global total turnover, total turnover in China and unilateral turnover in China are raised from the current RMB10 billion, RMB2 billion and RMB400 million to RMB12 billion, RMB4 billion and RMB800 million, respectively, and such amendments provide corresponding provisions for the concentration of circumstances that do not meet the reporting standards but satisfy the relevant circumstances of the Anti-Monopoly Law of the PRC. As of the date of this annual report, such draft has not been formally adopted.

On March 10, 2023, the SAMR issued the Provisions on Examination and Approval of Concentration of Business Operators, or the Examination Provisions, which became effective on April 15, 2023. According to the Examination Provisions, concentration refers to (i) a merger of undertakings; (ii) acquiring control over other undertakings by virtue of acquiring equities or assets; or (iii) acquisition of control over, or being able to exercise decisive influence on, an undertaking by contract or by any other means.

In February 2021, the Anti-monopoly Commission of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which provides that the calculation of turnover in the field of platform economy may be different depending on the business model of the operators: for platform operators who only provide information matchings and collect commissions, their turnovers should be calculated including the service fee charged by the platform and other platform income; for the platform operators who participate in the market competition on the platform side, their turnovers shall be calculated including the transaction amount involved in the platform and other platforms. The concentration of undertakings involving the agreement control (VIE) structure falls within the scope of the antitrust review of concentration of undertakings. Where the concentration of undertakings meets the declaration standards set by the State Council, the operators shall declare to the anti-monopoly law enforcement agency of the State Council in advance, and the concentration shall not be implemented if the concentration is not declared. According to the currently effective Anti-Monopoly Law of the PRC, if business operators fail to comply with the mandatory declaration requirement, the anti-monopoly authority is empowered to order to terminate and/or unwind the transaction, dispose of relevant assets, shares or businesses within certain periods, adopt other necessary measures to reinstate the pre-concentration status and impose fines of up to 10% of the previous year’s sales volume where such concentration has or may have the effect of excluding or restricting competition, or a fine of up to RMB5,000,000 where such concentration does not have the effect of excluding or restricting competition.

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

The PRC Law on the Protection of Rights and Interests of Women was promulgated by the SCNPC in April 1992, which was last amended on October 30, 2022 and the amendment took effect on January 1, 2023. Pursuant to the law, women enjoy the same labor and social security rights as men do; equal pay for equal work shall be applied to men and women alike; and women shall be equal with men in the enjoyment of welfare benefits. An employer shall, according to the characteristics of women, protect the safety and health of women during work and labor service and their right of rest according to the law.

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

According to the Arrangement for the Avoidance of Double Taxation and Tax Evasion between the mainland of China and Hong Kong entered into between the mainland of China and the HKSAR on August 21, 2006, if the non-PRC parent company of a PRC enterprise is a Hong Kong resident which directly owns 25% or more of the equity interest of the PRC foreign-invested enterprise which pays the dividends and interests, the 10% withholding tax rate applicable under the EIT Law may be lowered to 5% for dividends and 7% for interest payments if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws. However, according to the Notice on the Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, which was promulgated by the STA on February 20, 2009, and came into effect on the same date, if the relevant PRC tax authorities determine, in their discretion, that a company benefits unjustifiably from such reduced income tax rate due to a transaction or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued by the STA on February 3, 2018, and effective on April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner,” and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

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

The SAFE Circular 19, promulgated on March 30, 2015, came into effective on June 1, 2015, and last amended on December 30, 2019, allows foreign-invested enterprises to make equity investments by using RMB fund converted from foreign exchange capital. Under the SAFE Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of the enterprises. The proportion of willingness-based foreign exchange settlement of capital for foreign-invested enterprises is temporarily set at 100%. The SAFE can adjust such proportion in due time based on the circumstances of the international balance of payments. However, SAFE Circular 19 and the Circular on Reforming and Regulating the Management Policies on the Settlement of Capital Projects, promulgated on June 9, 2016, continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investing and financing directly or indirectly in securities and other investments except for bank’s principal-secured products, providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use.

On October 23, 2019, the SAFE released the Circular 28, according to which besides foreign-invested enterprises engaged in investment business, non-investment foreign-invested enterprises are also permitted to make domestic equity investments with their capital funds in foreign currency provided that such investments do not violate the Negative List (2021) and the target investment projects are genuine and in compliance with laws. According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign credits and the income under capital accounts of overseas listing, without submitting the evidentiary materials concerning authenticity of such capital for banks in advance; provided that their capital use is authentic and in compliance with administrative regulations on the use of income under capital accounts. The bank in charge shall conduct post spot checking in accordance with the relevant requirements.

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

Regulations Related to M&A and Overseas Listings

The M&A Rules was jointly promulgated by six PRC governmental authorities including the MOFCOM, the STA, the SAFE, the SAMR, the State-owned Assets Supervision and Administration Commission of the State Council and the CSRC on August 8, 2006 and amended on June 22, 2009. Foreign investors must comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing of the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in mainland China, purchase the assets of a domestic company and operate the asset; or when the foreign investors purchase the assets of a domestic company by agreement, establish a foreign-invested enterprise by injecting such assets, and operate the assets. According to Article 11 of the M&A Rules, where a domestic enterprise, or a domestic natural person, through an overseas company established or controlled by it/him/her, acquires a domestic enterprise which is related to or connected with it/him/her, approval from the MOFCOM is required. The M&A Rules, among other things, further purport to require that an offshore special purpose vehicle, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle acquires shares of or equity interests in the PRC companies in exchange for the shares of offshore companies.

On February 17, 2023, the CSRC released a set of regulations consisting of 6 documents, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and 5 supporting guidelines, collectively, the Filing Measures, effective March 31, 2023. The Filing Measures establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Filing Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. The overseas offering or listing shall be considered as an indirect overseas offering and listing by a domestic enterprise, if the issuer meets both of the following conditions: (i) the operating revenue, gross profit, total assets, or net assets of the domestic operating entities in the most recent fiscal year accounts more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) the business operation is mainly carried out in the PRC or the main places of business are located in the PRC, or senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC. The determination of an indirect offering and listing will be conducted on a “substance over form” basis.

According to the Trial Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing constitutes endangers to national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy; (iv) if the domestic enterprise is under investigation according to law for suspected crimes or major violations of laws and regulations, but no clear conclusions have been reached; or (v) if there are material ownership disputes over the equity held by the controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller.

The Filing Measures, among others, require the issuer or its main operational entity in the PRC to: (i) file with the CSRC for its initial public offering or listing within three working days after the submission of listing application documents outside mainland China; (ii) file with the CSRC for its follow-on securities offerings in the same offshore market within three working days after the completion of such offerings; (iii) file with the CSRC for its offerings or listing in offshore stock market other than the stock market of its initial public offering or listing within three working days after the submission of offering application outside mainland China; (iv) report material events to the CSRC within three working days after the occurrence and announcement of such events, including, among other things, the change of control, investigation or penalties imposed by relevant authorities, the conversion of listing status or the transfer of listing board.

On February 17, 2023, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that the domestic companies that have already been listed overseas before the effective date of the Trial Measures (i.e., March 31, 2023) shall be deemed as the Existing Applicants. For the overseas listing of companies with contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with these domestic companies which duly meet their compliance requirements, and support their development and growth by enabling them to utilize both markets and their resources.

Furthermore, non-compliance with the Trial Measures or an overseas listing completed in breach of the Trial Measures may result in (i) relevant domestic companies being required to correct the illegal behavior, and a warning and a fine of RMB1 million to RMB10 million imposed on the them; (ii) a warning and a fine of RMB500,000 to RMB5,000,000 imposed on the directly responsible supervisors and other directly responsible person; (iii) if the controlling shareholder or actual controller of the domestic enterprise organizes or incites the aforesaid illegal acts, a fine of RMB1 million to RMB10 million shall be imposed on them, and a fine of RMB500,000 to RMB5,000,000 shall be imposed on the directly responsible supervisors and other directly responsible person.

On February 24, 2023, the CSRC and other relevant government authorities promulgated the Provision on Confidentiality of Overseas Securities Issuance and Listing which took effective on March 31, 2023. Pursuant to the Provision on Confidentiality of Overseas Securities Issuance and Listing, where a domestic enterprise provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing subjects, documents and materials involving state secrets and working secrets of state organs, it shall report the same to the competent department with the examination and approval authority for approval in accordance with the law, afnd submit the same to the secrecy administration department of the same level for filing. Domestic enterprises providing accounting archives or copies thereof to entities and individuals concerned such as securities companies, securities service institutions and overseas regulatory authorities shall perform the corresponding procedures pursuant to the relevant provisions of the State. The working papers formed within the territory of the PRC by the securities companies and securities service institutions that provide corresponding services for the overseas issuance and listing of domestic enterprises shall be kept within the territory of the PRC, and those that need to leave the PRC shall go through the examination and approval formalities in accordance with the relevant provisions of the State.

C.    Organizational Structure

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and the Consolidated Affiliated Entities as of the date of this annual report:

Notes:

(1)	Mr. Rui Chen holds 100% equity interests in Shanghai Kuanyu. He is also the chairman of our board of directors and our chief executive officer.

(2)	Shanghai Kuanyu has four subsidiaries.

(3)

Mr. Rui Chen, Ms. Ni Li and Mr. Yi Xu hold 52.3%, 3.4% and 44.3% equity interests in Hode Information Technology, respectively, as of the date of this annual report. Mr. Chen is our controlling shareholder, the chairman of our board of directors and our chief executive officer. Ms. Li is the vice chairwoman of our board of directors and chief operating officer. Mr. Xu is our founder, director and president.

(4)	Hode Information Technology has 27 subsidiaries.

(5)

Chaodian Technology has entered into a series of contractual arrangements with Chaodian Culture and its individual shareholders, through which we obtained control over the operations of, and enjoyed all economic benefits of Chaodian Culture. Mr. Rui Chen, Ms. Ni Li, Mr. Yi Xu, Mr. Xujun Chai, Shanghai Kuanyu and Hode Information Technology hold 31.2%, 6.8%, 9.5%, 5.1%, 44.6% and 2.8% equity interests in Chaodian Culture, respectively, as of the date of this annual report. Mr. Xujun Chai is an employee of our company.

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

The following is a summary of the currently effective contractual arrangements (i) by and among our wholly owned subsidiary, Hode Shanghai, the principal VIEs and their respective shareholders, and (ii) by and among Chaodian Technology, Chaodian Culture and the individual shareholders of Chaodian Culture. These contractual arrangements enable us to (i) exercise effective control over the relevant VIEs; (ii) receive substantially all of the economic benefits of the relevant VIEs; and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of them when and to the extent permitted by PRC law.

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

Pursuant to the exclusive business cooperation agreement, the service fee shall be equivalent to the total consolidated net profit of Shanghai Kuanyu of each financial year, after offsetting the prior-year loss (if any), costs, expenses, taxes and other statutory contributions incurred in the corresponding financial year. Notwithstanding the foregoing, Hode Shanghai shall have the right to adjust the level of the service fee based on the (a) the complexity of the services provided; (b) the time required for providing the services; (c) the content and commercial value of the services provided; and (d) the market price of the same type of services. Shanghai Kuanyu has agreed to pay the service fee to the bank account designated by Hode Shanghai within five (5) business days after Hode Shanghai issues the payment notice, as amended by Hode Shanghai from time to time. In addition, pursuant to the exclusive business cooperation agreement, without the prior written approval from Hode Shanghai, Shanghai Kuanyu shall not, and/or shall procure its consolidated affiliated entities not to, enter into any transactions (save as those transactions entered into in the ordinary course of business) that may materially affect its assets, obligations, rights or operation, including but not limited to:

(1)

the sale, transfer, mortgage or otherwise dispose of any assets (except for those of value less than RMB1 million in the ordinary course of business of the consolidated affiliated entities), business, management right or beneficial interest of income or create any security interest on any assets, including but not limited to any mortgage, pledge, share options or other guarantee arrangements;

(2)	the provision of any guarantee or any fees to third parties or the occurrence of any indebtedness (except for those reasonable costs incurred in the ordinary course of business);

(3)

the entering into of any material contracts (except for those where contract amount is less than RMB1 million and those which are entered into within the ordinary course of business of the consolidated affiliated entities between Shanghai Kuanyu and Hode Shanghai and its related parties);

(4)	any merger, acquisition, restructuring or liquidation; and

(5)	cause any conflict of interest between Shanghai Kuanyu and Hode Shanghai as well as its shareholders.

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

(1)

Shanghai Kuanyu shall not in any manner supplement, change or alter its constitutional documents or increase or decrease its registered capital or change the structure of its registered capital in other manner;

(2)	Shanghai Kuanyu shall prudently and effectively operate its business and transactions in accordance with the good financial and business standards;

(3)

Shanghai Kuanyu shall not sell, transfer, mortgage or otherwise dispose of any assets, business, legal or beneficial interest of its income or allow any guarantee or security to be created on its assets except for those of value less than RMB 1 million required for normal business operations;

(4)

Shanghai Kuanyu shall not incur, inherit, guarantee or allow any indebtedness other than those having been disclosed to and consented by Hode Shanghai in writing or those made during the ordinary course of its business;

(5)

Shanghai Kuanyu shall not enter into any material contracts with an amount more than RMB1 million without Hode Shanghai’s prior written consent, except the contracts executed in the ordinary course of business or contracts entered between Shanghai Kuanyu and Bilibili (or any of its subsidiaries);

(6)	Shanghai Kuanyu shall operate its business in order to maintain its asset value or not allow any acts or omission which adversely affects its business or assets value;

(7)	Shanghai Kuanyu shall immediately inform Hode Shanghai if its assets or business involved in any disputes, litigations, arbitrations or administrative proceedings;

(8)

Shanghai Kuanyu shall not distribute any dividend to its shareholder without Hode Shanghai’s written consent. To the extent permitted under the relevant PRC laws and regulations, Mr. Rui Chen shall inform and transfer all distributable receivable by him to Hode Shanghai as soon as possible after receiving such interests;

(9)	Shanghai Kuanyu and its affiliates shall provide its operation and financial information to Hode Shanghai or its designated person upon Hode Shanghai’s request;

(10)

Shanghai Kuanyu shall not separate, or merge, or enter into joint operation agreements with other entities, or acquire or be acquired by other entities, or invest in any entities without Hode Shanghai’s written consent;

(11)

Shanghai Kuanyu shall sign all necessary and appropriate documents, take all necessary and proper acts, bring up all necessary and proper requests, or raise necessary and proper defenses against claims to maintain Shanghai Kuanyu and its affiliates’ ownership for all the assets;

(12)

if Mr. Rui Chen or Shanghai Kuanyu fails to perform the tax obligations under applicable laws and results in obstacles for Hode Shanghai to exercise its exclusive option right, Shanghai Kuanyu or Mr. Rui Chen shall pay the taxes or pay the same amount to Hode Shanghai so Hode Shanghai may pay the taxes instead; and

(13)

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

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our online entertainment business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for our operations in mainland China, which may not be as effective in providing operational control as direct ownership.”; “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to how the Foreign Investment Law may impact the viability of our current corporate structure and operations.”; and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain and maintain the licenses and approvals required within the complex regulatory environment applicable to our businesses in mainland China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.”

D.	Property, Plants and Equipment

Our headquarter is located at Wujiaochang commercial district in Shanghai. We lease and occupy office buildings with an aggregate floor area of approximately 139,000 square meters. A substantial majority of our employees are based at our headquarters in Shanghai. Our servers and network facilities for internal administrative functions are located at our headquarters. We have sales and marketing, and anime production personnel at our regional offices in Beijing and Tokyo. We lease and occupy approximately 8,500 square meters of office space in Beijing, approximately 6,500 square meters of office space in Guangzhou and approximately 1,300 square meters of office space in Tokyo. These leases vary in duration from one to four years.

In 2020, we established the Entity in Shanghai, China together with Wangfu, an independent third party, and the Management Entities, to acquire the land use rights for a parcel of land in Shanghai. We hold 30.01% of the shares of the Entity, Wangfu holds 45.0%, and the Management Entities collectively hold the remaining 24.99% of the shares. The total investment for the acquisition of land use rights is approximately RMB9.0 billion. As of the date of this annual report, the Entity has obtained the land use rights and we have paid RMB2.8 billion to fund the acquisition of land use rights, including interest-bearing guaranteed loans of RMB1.3 billion in principal. For a detailed description of these loans, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions.” The Entity estimates the construction of certain buildings on such parcel of land to commence in 2023 and to complete by approximately 2026. We may use space in such building as our office space following the completion of the Construction Project.

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

A. Operating Results

Key Factors Affecting Our Results of Operations

User growth and engagement

Our ability to grow our user base and maintain and increase user engagement is critical to our success. We have experienced solid user growth in the past two years. The following table sets forth our average DAUs and MAUs for each of the quarters indicated:

	For the Three Months Ended
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022

	(In millions)
Average DAUs(1)	60.1	62.7	72.1	72.2	79.4	83.5	90.3	92.8
Average MAUs(1)	223.3	237.1	267.2	271.7	293.6	305.7	332.6	326.0

Note:

(1)

Starting from the second quarter of 2022, we count our active users as the sum of active users on mobile apps and PC ends during a given period. We calculate active users on mobile apps based on the number of mobile devices (including smart TV and other smart devices) that have launched our mobile apps during a given period. Active users on the PC ends refer to the sum of valid logged-in users who visit our PC website at www.bilibili.com and engage in PC application during a given period, after eliminating duplicates.

Our active users generally view and consume a multitude of content offered on our platform, including videos, live broadcasting, mobile games and other content. The number of our users and the level of their engagement on our platform affect our revenues. We had strong growth in the revenues generated from VAS due to the increasing number of active viewers of our live broadcasting and subscribers of our premium membership program. Our advertising revenue is driven by the size of our user base, the engagement of our users and our brand equity. Revenue from our mobile game services has been an important contributor to our total net revenues in 2020, 2021 and 2022. The mobile game user base growth and engagement are primarily driven by the launch of new games and the release of updates of our existing games.

We will continue to implement our strategy to grow our DAU base, improve our DAU to MAU ratio and increase penetration in Generation Z+ and attract users from wider demographics. We will continue to support our content creators, enrich video content, strengthen our brand recognition and invest in high quality user growth.

Our provision and commercialization of diversified product and service offerings

Our revenues and results of operations depend on our ability to convert more users to paying users and to increase their spending on our platform, which is driven by our provision of diversified product and service offerings appealing to our users.

The following table sets forth our average DAUs, MAUs, our average monthly paying users, and average monthly revenue per paying user for each of the quarters indicated:

	For the Three Months Ended
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022

	(In millions)
Average DAUs	60.1	62.7	72.1	72.2	79.4	83.5	90.3	92.8
Average MAUs	223.3	237.1	267.2	271.7	293.6	305.7	332.6	326.0
Average monthly paying users(1)	20.5	20.9	23.9	24.5	27.2	27.5	28.5	28.1
	(In RMB)
Average monthly revenue per paying user	43.4	45.8	46.0	43.4	41.7	38.2	43.1	41.5

Note:

(1)

Paying users on our platform refer to users who make payments for various products and services on our platform, including purchases in games and payments for VAS (excluding purchases on our e-commerce platform). A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user and we add the number of paying users of Maoer toward our total paying users without eliminating duplicates. Starting from the second quarter of 2022, we add the number of paying users of smart TVs toward our total paying users without eliminating duplicates.

In 2022, we have shifted our user growth focus from MAU growth to DAU growth, as we believe DAU is not only a better measure of the quality and sustainability of our community, but also better reflects the powerful influence of our platform and is directly linked to our commercial prospects. Average MAUs, average monthly paying users and average monthly revenue per paying user may fluctuate from quarter to quarter and are subject to seasonal fluctuations. For example, we tend to see more user activity during school holidays, such as summer and winter breaks, which typically fall in the first and third quarters of each year, and slow down at the beginning and during certain parts of the school year.

We are continuing to diversify our product and service offerings and refine our commercialization avenues without compromising user experience. We will continue our efforts to enrich our content library and product offerings, including PUGV, Story Mode, live broadcasting, OGV and mobile games, to convert more users to paying users. We plan to launch more high-quality games to satisfy our users’ evolving needs. We will also continue to develop our live broadcasting and other VAS to increase the number of our paying users. In addition, we expect to see increased revenues from advertising, as advertisers across different industries are turning to Bilibili to tap into the coveted Generation Z+ in China. Our revenue growth will be affected by our ability to effectively execute our commercialization strategies and expand our paying user base.

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

Our ability to manage our costs and expenses

Our results of operations depend on our ability to manage our costs and expenses. Our cost of revenues consists primarily of revenue-sharing costs, content costs, server and bandwidth service costs and e-commerce and other costs. We expect our revenue-sharing costs to increase in absolute amount due to our business expansion in mobile games, live broadcasting and advertising business. We are disciplined about our costs and operating expenses and we will continue to undertake measures to operate more efficiently, including by optimizing our algorithm to save our server and bandwidth cost, controlling our content investment as well as staff cost. In addition, we will reduce our sales and marketing expense, streamline our personnel and improve our research and development efficiency. Despite our cost control measures, our content costs may still increase in absolute amount as we continue to produce and procure high-quality content for our users.

Investment in technology and talents

Our technology is critical for us to better understand our users, improve user experience, maintain a vibrant community, and execute our commercialization strategy. Our current research and development efforts in technology are primarily focused on enhancing our artificial intelligence technology, big data analytics capabilities, cloud technology and game development capability, which we believe are crucial for us to develop user insights so as to provide more relevant and engaging content to our users and to improve our operating efficiency. In addition, there is a strong demand in China’s internet industry for talented and experienced personnel. We must recruit, retain and motivate talented employees while controlling our personnel-related expenses, including share-based compensation expenses.

Impact of COVID-19 on Our Operations and Financial Performance

The COVID-19 pandemic has had, and, together with any subsequent outbreaks driven by new variants of COVID-19, may continue to have, a significant impact on our operations and financial results. The potential downturn brought by and the duration of the COVID-19 pandemic may be difficult to assess or predict where actual effects will depend on many factors beyond our control. The extent to which the COVID-19 pandemic impacts our long-term results remains uncertain, and we are closely monitoring its impact on us.

In 2020, COVID-19 had the following impacts, among other things, on our business operations, (i) lock-downs in affected regions disrupted our supply chain, delayed our ability to timely fulfill our e-commerce orders and led to higher fulfilment expenses, (ii) increased the volatility of our customers’ demand for our advertising services and their advertising expenditure patterns from period-to-period, (iii) increased the volatility of the size and engagement of our active user base, and caused us to incur higher bandwidth costs, and (iv) led to delays in production and uncertainty in scheduling of content of our licensed content providers, which in turn had a negative impact on our premium membership subscription and the amount of advertising sponsorship received by us. Underpinned by improved advertiser sentiment, following the effective control of the domestic outbreaks, the resumption of business activities and the gradual recovery of the general economy in China in 2021, our advertising service and supply chain gradually recovered. Despite the resurgence of COVID-19 in certain cities in China, our revenues from advertising increased from 2021 to 2022, which was primarily attributable to further recognition of Bilibili’s brand name in China’s online advertising market, as well as our improved advertising efficiency.

China began to modify its COVID control policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There remains uncertainty as to the future impact of the virus. The extent to which the COVID-19 pandemic impacts our long-term results will depend on future developments which are highly uncertain, unpredictable and beyond our control, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future governmental actions that may be taken in response to these developments, and measures to stimulate the general economy to improve business condition especially for small businesses. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics and other outbreaks, such as the COVID-19 pandemic, which could significantly disrupt our operations.”

Key Components of Results of Operations

Net revenues

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues:
Mobile games	4,803,382	40.0%	5,090,926	26.3%	5,021,290	728,019	22.9%
VAS	3,845,663	32.0%	6,934,886	35.8%	8,715,170	1,263,581	39.8%
Advertising	1,842,772	15.4%	4,523,421	23.3%	5,066,212	734,532	23.1%
E-commerce and others	1,507,159	12.6%	2,834,451	14.6%	3,096,495	448,949	14.2%

Total net revenues	11,998,976	100.0%	19,383,684	100.0%	21,899,167	3,175,081	100.0%

Mobile games. We primarily offer exclusively distributed mobile games and jointly operated mobile games developed by third-party game developers. For exclusively distributed mobile games, we are responsible for game launch, hosting and maintenance of game servers, game promotions and customer services. We also develop localized versions for games licensed from overseas developers. For jointly operated mobile game services, we provide our mobile game platform for mobile games developed by third-party developers. We earn game distribution service revenue within the applicable contract periods by providing payment solutions and game promotion services, while game developers are responsible for providing game products, hosting and maintaining game servers and determining the pricing of in-game virtual items. As of December 31, 2022, we operated multiple exclusively distributed mobile games and hundreds of jointly operated mobile games. Our revenues from mobile games depend on the number of paying users, and ultimately are determined by our ability to develop, select, procure and offer engaging games tailored to our platform and our user preferences. We expect revenues from mobile games to fluctuate but remain as an important stream of revenues. At the same time, we expect greater contribution by revenues from other streams of business as we take initiatives to grow our other revenue streams.

VAS. We primarily generate VAS revenues from (i) sales of in-channel virtual items for use in our live broadcasting so that users can send them to hosts to show their support, which comprise of either consumable items, such as gifts and items that create special visual effects, or time-based items, such as privileges and titles, and (ii) subscription fees of our premium membership program, which offers paying members benefits including exclusive or advance access to certain high-quality OGV content. Meanwhile, we also generate revenues from other VAS including sales of paid content and virtual items on our video, audio and comic platforms. We expect revenues from VAS to continue to grow driven by the increasing popularity of our live broadcasting and premium membership programs.

Advertising. We generate advertising revenues primarily from brand advertising, performance-based feed advertisements and native advertisements. Brand advertisements primarily appear on the app opening page, the top banner, the website home page banner and the inline video feed alongside organic feeds. Brand advertisements can also be customized according to advertisers’ need and appear in Bilibili-produced OGV or events. Performance-based advertisements appear in various formats, such as video or picture feeds alongside organic feeds, a banner underneath the video-playing frame, a link, banner or pop-up in the Story Mode, and a link in the comment section appearing below our videos. Native advertisings are customized according to advertisers’ needs, produced by our content creators and embedded naturally in their video creations. We expect our advertising revenues to increase in the foreseeable future as we continue to introduce new advertising and marketing solutions to various video viewing forms in our ecosystem, improve our advertising efficiency and attract more advertisers.

E-commerce and others. Our e-commerce and others primarily consist of sales of derivative merchandise of ACG IPs on our e-commerce platform and e-sports copyright sub-licensing. We expect revenues from e-commerce and others to fluctuate in the foreseeable future but remain as a meaningful stream of revenues.

Cost of revenues

The following table sets forth the components of our cost of revenues by amounts and percentages of cost of revenues for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Revenue-sharing costs	4,366,490	47.7%	7,733,330	50.4%	9,115,351	1,321,601	50.5%
Content costs	1,875,546	20.5%	2,694,839	17.6%	3,496,871	506,999	19.4%
Server and bandwidth costs	1,141,257	12.5%	1,565,923	10.2%	1,752,878	254,143	9.7%
E-commerce and others	1,775,507	19.3%	3,346,445	21.8%	3,684,772	534,243	20.4%

Total cost of revenues	9,158,800	100.0%	15,340,537	100.0%	18,049,872	2,616,986	100.0%

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

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of operating expenses for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	3,492,091	58.4%	5,794,853	55.3%	4,920,745	713,441	40.3%
General and administrative expenses	976,082	16.3%	1,837,506	17.6%	2,521,134	365,530	20.7%
Research and development expenses	1,512,966	25.3%	2,839,862	27.1%	4,765,360	690,912	39.0%

Total operating expenses	5,981,139	100.0%	10,472,221	100.0%	12,207,239	1,769,883	100.0%

Sales and marketing expenses. Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and other compensation-related expenses for our sales and marketing personnel. We will keep implementing our cost control strategy to further decrease our sales and marketing expenses, including to rationalize our promotion expense and improve our expense efficiency.

General and administrative expenses. General and administrative expenses consist primarily of salaries and other compensation-related expenses for our general and administrative personnel, professional fees, severance cost, rental expenses and allowance for doubtful accounts. We will keep implementing our cost control strategy, including to optimize our headcount and control our staff costs, to improve our expense efficiency.

Research and development expenses. Research and development expenses consist primarily of salaries and benefits, including share-based compensation expenses, for research and development personnel dedicated to the development and enhancement of our app/websites and development of online games. We will continue to invest in our research and development, enhance our artificial intelligence technology, big data analytics capabilities, cloud technology and game development capacity, and develop new features and functionalities on our platform. Meanwhile, we will keep implementing our cost control strategy, including to control our research and development expenses more effectively, to improve our expense efficiency.

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues	11,998,976	100.0%	19,383,684	100%	21,899,167	3,175,081	100%
Cost of revenues(1)	(9,158,800)	(76.3)%	(15,340,537)	(79.1)%	(18,049,872)	(2,616,986)	(82.4)%

Gross profit	2,840,176	23.7%	4,043,147	20.9%	3,849,295	558,095	17.6%
Operating expenses:
Sales and marketing expenses(1)	(3,492,091)	(29.1)%	(5,794,853)	(29.9)%	(4,920,745)	(713,441)	(22.5)%
General and administrative expenses(1)	(976,082)	(8.1)%	(1,837,506)	(9.5)%	(2,521,134)	(365,530)	(11.5)%
Research and development expenses(1)	(1,512,966)	(12.6)%	(2,839,862)	(14.7)%	(4,765,360)	(690,912)	(21.7)%

Total operating expenses	(5,981,139)	(49.8)%	(10,472,221)	(54.1)%	(12,207,239)	(1,769,883)	(55.7)%

Loss from operations	(3,140,963)	(26.1)%	(6,429,074)	(33.2)%	(8,357,944)	(1,211,788)	(38.1)%
Other income/(expenses):
Investment income/(loss), net (including impairments)	28,203	0.2%	(194,183)	(1.0)%	(532,485)	(77,203)	(2.4)%
Interest income	83,301	0.7%	70,367	0.4%	281,051	40,749	1.3%
Interest expense	(108,547)	(0.9)%	(155,467)	(0.8)%	(250,923)	(36,380)	(1.1)%
Exchange gains/(losses)	41,717	0.3%	(15,504)	(0.1)%	(19,745)	(2,863)	(0.1)%
Debt distinguish gain	—	—	—	—	1,318,594	191,178	6.0%
Others, net	95,641	0.8%	10,411	0.1%	157,944	22,900	0.7%

Loss before income tax expenses	(3,000,648)	(25.0)%	(6,713,450)	(34.6)%	(7,403,508)	(1,073,407)	(33.7)%
Income tax	(53,369)	(0.4)%	(95,289)	(0.5)%	(104,145)	(15,100)	(0.5)%

Net loss	(3,054,017)	(25.4)%	(6,808,739)	(35.1)%	(7,507,653)	(1,088,507)	(34.2)%

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(In thousands)
Cost of revenues	37,087	76,232	69,096	10,018
Sales and marketing expenses	40,808	53,452	59,041	8,560
General and administrative expenses	181,753	553,526	554,976	80,464
Research and development expenses	126,250	316,607	357,570	51,843

Total	385,898	999,817	1,040,683	150,885

Year ended December 31, 2022 compared to year ended December 31, 2021

Net revenues

Our net revenues increased by 13.0% from RMB19.4 billion in 2021 to RMB21.9 billion (US$3.2 billion) in 2022. Our paying ratio, being the product of dividing average monthly paying user by average MAUs, was 9.0% and 8.8% in 2021 and 2022, respectively.

	For the Year Ended December 31,
	2020	2021	2022

	(in millions, except as otherwise indicated)
Average DAUs	52.2	66.8	86.5
Average MAUs	185.8	249.8	314.5
Average monthly paying user	14.8	22.4	27.8
Paying ratio % (average monthly paying user / average MAUs)	8.0%	9.0%	8.8%
Average monthly revenue per MAU(1)	5.4	6.5	5.8
Average monthly revenue per paying user(2)	48.7	44.6	41.2

Notes:

(1)	Numerator is the total net revenues.
(2)	Numerator includes only revenues from mobile games and VAS.

Mobile games. Our net revenues from mobile games decreased by 1.4% from RMB5,090.9 million in 2021 to RMB5,021.3 million (US$728.0 million) in 2022, primarily due to the lack of popular new exclusively distributed game releases in 2022.

VAS. Our net revenues from VAS increased by 25.7% from RMB6,934.9 million in 2021 to RMB8,715.2 million (US$1,263.6 million) in 2022, mainly attributable to our enhanced monetization efforts, led by increases in the number of paying users for our value-added services including live broadcasting services, premium membership program and other value-added services.

Advertising. Our net revenues from advertising increased by 12.0% from RMB4,523.4 million in 2021 to RMB5,066.2 million (US$734.5 million) in 2022. This increase was primarily attributable to further recognition of Bilibili’s brand name in China’s online advertising market, as well as our improved advertising efficiency.

E-commerce and Others. We had RMB2,834.5 million and RMB3,096.5 million (US$448.9 million) of e-commerce and other net revenues in 2021 and 2022, respectively. The increase was mainly attributable to increased revenue from e-sports copyright sub-licensing.

Cost of revenues

Our cost of revenues increased by 17.7% from RMB15,340.5 million in 2021 to RMB18,049.9 million (US$2,617.0 million) in 2022. The increase was mainly due to higher revenue-sharing costs and content costs.

Revenue-sharing costs increased by 17.9% from RMB7,733.3 million in 2021 to RMB9,115.3 million (US$1,321.6 million) in 2022, primarily due to an increase in payments made to developers of exclusively distributed games, an increase in payments made to hosts of live broadcasting programs and content creators on our platform, and an increase in payments made to distribution channels.

Content costs increased by 29.8% from RMB2,694.8 million in 2021 to RMB3,496.9 million (US$507.0 million) in 2022, as we continued to expand and diversify our content offerings. We self-produced and procured selected anime, documentaries, TV shows, movies and variety shows to enrich our content library. Our investment in content costs has contributed to the growth in our user base and the number of average monthly paying user for VAS.

Server and bandwidth costs increased by 11.9% from RMB1,565.9 million in 2021 to RMB1,752.9 million (US$254.1 million) in 2022, primarily due to an increase in server and bandwidth capacity to keep pace with the expansion of our user base and the increase in active users, so as to support a massive and continuously increasing volume of data generated and video views on our platform every day.

E-commerce and others increased by 10.1% from RMB3,346.4 million in 2021 to RMB3,684.8 million (US$534.2 million) in 2022, primarily due to an increase in cost of goods sold associated with our e-commerce business.

Gross profit

As a result of the foregoing, we had gross profit of RMB3,849.3 million (US$558.1 million) in 2022, compared to gross profit of RMB4,043.1 million in 2021.

Operating expenses

Our total operating expenses increased by 16.6% from RMB10,472.2 million in 2021 to RMB12,207.2 million (US$1,769.9 million) in 2022, as general and administrative expenses and research and development expenses both increased due to severance cost related to organization optimization and termination expenses of certain game projects, partially offset by the decrease in the sales and marketing expenses.

Sales and marketing expenses.

Our sales and marketing expenses decreased by 15.1% from RMB5,794.9 million in 2021 to RMB4,920.7 million (US$713.4 million) in 2022. The decrease was primarily attributable to reduced promotional spending.

General and administrative expenses.

Our general and administrative expenses increased by 37.2% from RMB1,837.5 million in 2021 to RMB2,521.1 million (US$365.5 million) in 2022. The increase was primarily due to severance cost of RMB341.4 million related to organization optimization in 2022.

Research and development expenses.

Our research and development expenses increased by 67.8% from RMB2,839.9 million in 2021 to RMB4,765.4 million (US$690.9 million) in 2022, primarily due to expenses of RMB525.8 million associated with the termination of certain game projects, increases in headcount in research and development personnel and increased depreciation expenses of servers and equipment.

Loss from operations

As a result of the foregoing, we incurred loss from operations of RMB8,357.9 million (US$1,211.8 million) in 2022, compared to loss from operations of RMB6,429.1 million in 2021.

Other income/(expenses)

Investment income/(loss), net (including impairments). Net investment income/(loss), net (including impairments) primarily includes return earned on financial products issued by banks and other financial institutions, return from investments in money market funds, and the fair value change of investments. We had net investment loss of RMB194.2 million and RMB532.5 million (US$77.2 million) in 2021 and 2022, respectively. The increase in loss was primarily due to the loss of RMB465.6 million (US$67.5 million) related to impairment charges for long-term investments.

Interest income. Interest income primarily represents interest earned on cash and cash equivalents and time deposits. We had interest income of RMB70.4 million and RMB281.1 million (US$40.7 million) in 2021 and 2022, respectively. The increase was primarily driven by more time deposits purchased in 2022 compared to 2021.

Interest expense. Interest expense primarily represents interest payment and amortized issuance costs related to long-term debt. We had interest expense of RMB155.5 million and RMB250.9 million (US$36.4 million) in 2021 and 2022, respectively, primarily attributable to interest expenses of RMB192.6 million (US$27.9 million) related to our December 2026 Notes, 2027 Notes and April 2026 Notes.

Debt distinguish gain. Debt distinguish gain was nil and RMB1,318.6 million (US$191.2 million) in 2021 and 2022, respectively. The increase was primarily attributable to gains resulted from the repurchase of convertible senior notes in 2022.

Income tax

We recorded income tax of RMB104.1 million (US$15.1 million) in 2022, compared to RMB95.3 million in 2021.

Net loss

As a result of the foregoing, we incurred net loss of RMB7,507.7 million (US$1,088.5 million) in 2022, compared to net loss of RMB6,808.7 million in 2021.

Year ended December 31, 2021 compared to year ended December 31, 2020

Net revenues

Our net revenues increased by 61.5% from RMB12.0 billion in 2020 to RMB19.4 billion in 2021. Our paying ratio, being the product of dividing average monthly paying user by average MAUs, increased from 8.0% in 2020 to 9.0% in 2021.

Mobile games. Our net revenues from mobile games increased by 6.0% from RMB4,803.4 million in 2020 to RMB5,090.9 million in 2021. The increase was primarily due to the popularity of our newly operated exclusively distributed and jointly operated mobile games. As of December 31, 2021, we operated 59 exclusively distributed mobile games and hundreds of jointly operated mobile games.

VAS. Our net revenues from VAS increased by 80.3% from RMB3,845.7 million in 2020 to RMB6,934.9 million in 2021, mainly attributable to our enhanced monetization efforts, led by an increase in the number of paying users for our value-added services including the premium membership program, live broadcasting services and other value-added services, attracted by the high quality and diversified content on our platform.

Advertising. Our net revenues from advertising increased by 145.5% from RMB1,842.8 million in 2020 to RMB4,523.4 million in 2021. This increase was primarily attributable to the increasing number of advertisers, which was driven by further recognition of Bilibili’s brand name in China’s online advertising market as well as our offering of innovative, industry-tailored advertising solutions. The increase in our user base also attracted more advertisers to promote their products and services on our platform, especially for the advertisers who operate in our leading content verticals, due to the greater exposure that the advertisements could enjoy on our platform. Our average MAU increased from 185.8 million in 2020 to 249.8 million in 2021.

E-commerce and Others. We had RMB1,507.2 million and RMB2,834.5 million of e-commerce and other net revenues in 2020 and 2021, respectively. The increase was primarily attributable to the increase in sales of products on our e-commerce platform. As our user base increased and more users became engaged in interest-based sub-communities such as ACG, the demand for ACG related merchandise as well as content offering grew, which drove the increase in our revenues from e-commerce and others.

Cost of revenues

Our cost of revenues increased by 67.5% from RMB9,158.8 million in 2020 to RMB15,340.5 million in 2021 as all components of cost of revenues increased due to our business growth and the expansion of our user base.

Revenue-sharing costs increased by 77.1% from RMB4,366.5 million in 2020 to RMB7,733.3 million in 2021, primarily due to an increase in revenue-sharing payment made to hosts and content creators on our platform as the number of hosts and content creators on our platform increased.

Content costs increased by 43.7% from RMB1,875.5 million in 2020 to RMB2,694.8 million in 2021, as we continued to expand and diversify our content offerings. We procured anime, documentaries, selected TV shows, movies and variety shows to enrich our content library. Our investment in content costs has contributed to the growth in our user base and the number of average monthly paying user for VAS.

Server and bandwidth costs increased by 37.2% from RMB1,141.3 million in 2020 to RMB1,565.9 million in 2021, primarily due to an increase in server and bandwidth capacity to keep pace with the expansion of our user base and the increase in active users, so as to support a massive and continuously increasing volume of data generated and video views happened on our platform every day.

E-commerce and other costs increased by 88.5% from RMB1,775.5 million in 2020 to RMB3,346.4 million in 2021, primarily attributable to an increase in cost of goods sold associated with our e-commerce business and an increase in staff cost. As our user base increased and more users became engaged in interest-based sub-communities such as ACG, the demand for ACG related merchandise also grew, which drove the increase in our revenues from e-commerce. We endeavored to enlarge the types of goods and enrich the content available on our e-commerce platform.

Gross profit

As a result of the foregoing, we had gross profit of RMB4,043.1 million in 2021, compared to gross profit of RMB2,840.2 million in 2020.

Operating expenses

Our total operating expenses increased by 75.1% from RMB5,981.1 million in 2020 to RMB10,472.2 million in 2021, as we executed our management strategy to invest in the expansion of our user base and the growth of our business, which led to the increases in sales and marketing expenses, general and administrative expenses, as well as research and development expenses.

Sales and marketing expenses. Our sales and marketing expenses increased by 65.9% from RMB3,492.1 million in 2020 to RMB5,794.9 million in 2021, primarily attributable to increased channel and marketing expenses associated with our app and brand, as well as expenses associated with our mobile games’ promotion and an increase in headcount in sales and marketing personnel. Our marketing and promotional expenses increased by 69.8% from RMB3,006.0 million in 2020 to RMB5,102.9 million in 2021, primarily attributable to increased expenses associated with the promotion of our brand and other marketing activities and the promotion of our newly launched mobile games that are exclusively distributed on our platform. We launched a series of campaigns aimed at spreading the Bilibili brand name among a broader audience since the second quarter of 2020, and continued to launch promotional activities in 2021, to help bring an uptick in brand perception and increase brand awareness across different demographics. Our marketing and promotional efforts also include placing advertisements for our newly launched mobile games that are exclusively distributed on our platform, such as Guardian Tales.

General and administrative expenses. Our general and administrative expenses increased by 88.3% from RMB976.1 million in 2020 to RMB1,837.5 million in 2021. The increase was primarily attributable to an increase in headcount in general and administrative personnel, and an increase in share-based compensation expenses for these personnel, allowance for doubtful accounts, rental expenses and other general and administrative expenses.

Research and development expenses. Our research and development expenses increased by 87.7% from RMB1,513.0 million in 2020 to RMB2,839.9 million in 2021, primarily due to an increase in headcount in research and development personnel, and an increase in share-based compensation expenses for these personnel.

Loss from operations

As a result of the foregoing, we incurred loss from operations of RMB6,429.1 million in 2021, compared to loss from operations of RMB3,141.0 million in 2020.

Other income/(expenses)

Investment income/(loss), net (including impairments). Net investment income/(loss), net (including impairments) primarily includes return earned on financial products issued by banks and other financial institutions, return from investments in money market funds, and the fair value change of investments in publicly traded companies. We had net investment loss of RMB194.2 million in 2021, compared to net investment income of RMB28.2 million in 2020.

Interest income. Interest income primarily represents interest earned on cash and cash equivalents and time deposits. We had interest income of RMB83.3 million and RMB70.4 million in 2020 and 2021, respectively.

Interest expense. Interest expense primarily represents interest payment and amortized issuance costs related to long-term debt. We had interest expense of RMB155.5 million in 2021, primarily attributable to our December 2026 Notes issued in November 2021, our 2027 Notes issued in June 2020 and our April 2026 Notes issued in April 2019. We had interest expense of RMB108.5 million in 2020, primarily attributable to interest expense related to our April 2026 Notes issued in April 2019 and our 2027 Notes issued in June 2020.

Income tax

We recorded income tax of RMB95.3 million in 2021, compared to RMB53.4 million in 2020.

Net loss

As a result of the foregoing, we incurred net loss of RMB6,808.7 million in 2021, compared to net loss of RMB3,054.0 million in 2020.

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

For example, Hode Information Technology has renewed its qualification as a HNTE, which allows it to enjoy a 15% preferential EIT rate for three years starting from 2020 to 2022. Hode Information Technology plans to further renew its qualification as a HNTE in 2023. In addition, Shanghai Bilibili Technology Co., Ltd. has renewed its qualification as a HNTE which allows it to enjoy a 15% preferential EIT rate for three years starting from 2021 to 2023.

Our other major PRC subsidiaries are subject to enterprise income tax on their taxable income in mainland China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to value-added tax mainly at a rate of 6% for services rendered and value-added tax mainly at a rate of 13% for goods sold, although the rate varies depending on their categories in different periods. We are subject to surcharges on value-added tax payments in accordance with PRC law. Our advertising and marketing revenues (valued-added tax included) are subject to culture business construction fee at a rate of 1.5% since July 1, 2019, valid until December 31, 2024, and was exempted in fiscal years of 2020 and 2021 as part of the measures taken by the government to ease the negative impact from COVID-19 pandemic.

Dividends paid by our wholly foreign-owned subsidiaries in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above-mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. On October 14, 2019, Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties (SAT Announcement (2019) No. 35) was issued to simplify the procedures for claiming mainland China tax treaty benefits by non-resident taxpayers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to our shareholders and ADS holders.”

If Bilibili, a holding company in the Cayman Islands or any of its subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021 and 2022 were increases of 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Statements of Cash Flows Data:
Net cash provided by/(used in) operating activities	753,103	(2,647,008)	(3,911,370)	(567,097)
Net cash (used in)/provided by investing activities	(8,906,821)	(24,578,111)	10,609,218	1,538,192
Net cash provided by/(used in) financing activities	8,335,419	30,389,152	(4,354,919)	(631,404)
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies	(466,252)	(319,034)	321,350	46,593

Net increase in cash, cash equivalents and restricted cash	(284,551)	2,844,999	2,664,279	386,284
Cash, cash equivalents and restricted cash at beginning of the year	4,962,660	4,678,109	7,523,108	1,090,748

Cash, cash equivalents and restricted cash at end of the year	4,678,109	7,523,108	10,187,387	1,477,032

As of December 31, 2020, 2021 and 2022, respectively, our cash, cash equivalents and restricted cash were RMB4,678.1 million, RMB7,523.1 million and RMB10,187.4 (US$1,477.0 million). Our cash and cash equivalents primarily consist of cash on hand, demand deposits placed with large reputable banks in the United States and China, and highly liquid investments that are readily convertible to known amounts of cash and with original terms of three months or less. We entered into several one-year revolving loan facilities provided by certain financial institutions with an aggregate principal amount of RMB1,200 million (US$174.0 million) as of December 31, 2022. We have utilized RMB892.9 million (US$129.5 million) from such facilities as of December 31, 2022.

Our principal sources of liquidity had been cash generated from operating activities (in 2020), as well as the proceeds we received from our public offerings of ordinary shares, offerings of convertible senior notes and other financing activities in the past three years.

•	In April 2020, we issued 17,310,696 Class Z ordinary shares to Sony Corporation of America for its investment of US$399.4 million in cash after deducting transaction expenses.

•	In June 2020, we issued the 2027 Notes, from which we raised US$786.1 million after deducting commissions and offering expenses.

•

In March and April 2021, in connection with our Hong Kong secondary listing, we issued 28,750,000 Class Z ordinary shares (including over-allotment of an aggregate of 3,750,000 Class Z ordinary shares in April 2021), consisting of an international offering of 28,000,000 Class Z ordinary shares and a Hong Kong public offering of 750,000 Class Z ordinary shares. We raised from such global offering approximately HK$22.9 billion, after deducting underwriting expenses and other offering expenses.

•	In November 2021, we issued the December 2026 Notes, from which we raised US$1,576.6 million after deducting commissions and offering expenses.

•

As of March 31, 2023, an aggregate principal amount of US$429.3 million, US$446.9 million and US$746.0 million of our April 2026 Notes, December 2026 Notes, and 2027 Notes, respectively, remained outstanding.

Holders of the Bilibili Convertible Senior Notes have the right to require us to repurchase their notes on April 1, 2024, in the case of the April 2026 Notes, June 15, 2023 and June 15, 2025, in the case of the 2027 Notes, and December 1, 2024, in the case of the December 2026 Notes.

In addition, the Bilibili Convertible Senior Notes each contains similar protections concerning the holders’ right to require us to repurchase their notes upon the occurrence of a fundamental change, as well as similar provisions regarding our ability to redeem the existing notes in case of certain changes in tax law. The indentures governing the Bilibili Convertible Senior Notes define a “fundamental change” to include, among others: (i) any person or group gaining control of Bilibili Inc., (ii) any recapitalization, reclassification or change of the ordinary shares or ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets; (iii) the shareholders of Bilibili Inc. approving any plan or proposal for the liquidation or dissolution of Bilibili Inc.; (iv) the ADSs (or other common equity or ADSs in respect of common equity underlying the convertible senior notes) ceasing to be listed on any of The New York Stock Exchange, The Nasdaq Global Select Market or The Nasdaq Global Market (or any of their respective successors); or (v) any change in or amendment to the laws, regulations and rules of the PRC resulting in our company being legally prohibited from operating substantially all of the business operations conducted by our company unable to continue to derive substantially all of the economic benefits from the business operations conducted by these entities.

If a fundamental change occurs at any time, subject to certain conditions, holders of the Bilibili Convertible Senior Notes may require us to repurchase for cash all or part of their notes in principal amounts of US$1,000 or an integral multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the notes to be repurchased, plus (except in limited circumstances) accrued and unpaid interest to, but excluding, the fundamental change repurchase date. As of December 31, 2022, there was no such event of default or fundamental change.

If an event of default, as defined under the indentures governing the Bilibili Convertible Senior Notes, occurs and is continuing, the trustee by notice to us may, or the holders of at least 25% in principal amount of the outstanding notes by notice to us and the trustee may, and the trustee at the written request of such holders shall (subject to being indemnified and/or secured and/or pre-funded to its reasonable satisfaction) declare 100% of the principal of and accrued and unpaid interest on all the notes to be due and payable.

In the event of a fundamental change, we may also be required to issue additional ADSs or, in the case of the December 2026 Notes, Class Z ordinary shares in lieu of ADSs if a holder of the December 2026 Notes so elects, upon conversion of the relevant Bilibili Convertible Senior Notes. In addition, upon conversion of the December 2026 Notes, unless we elect to deliver solely ADSs (or Class Z ordinary shares if such holder elects to receive Class Z ordinary shares in lieu of any ADSs deliverable upon conversion) to settle such conversion (other than paying cash in lieu of delivering any fractional ADS), we will be required to make cash payments in respect of the notes being converted.

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

As of December 31, 2022, 42.4% of our cash and cash equivalents were held in mainland China, and 14.4% were held by the VIEs and denominated in Renminbi. Although we consolidate the results of the VIEs and their subsidiaries, we only have access to the assets or earnings of the VIEs and their subsidiaries through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

In utilizing the proceeds, we received from our initial public offering and other financing activities, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in mainland China in offshore transactions. However, most of these uses are subject to PRC regulations.

We expect that a substantial majority of our future revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash used in operating activities in 2022 was RMB3,911.4 million (US$567.1 million), as compared to net loss of RMB7,507.7 million in the same period. The difference was primarily due to a decrease of RMB1,026.3 (US$148.8 million) in accrued liabilities and other payables, an increase of RMB444.3 million (US$64.4 million) in other long-term assets and an increase of RMB556.2 million (US$80.6 million) in prepayments and other current assets, partially offset by an increase of RMB396.1 million (US$57.4 million) million in salary and welfare payable and an increase of RMB173.9 million (US$25.2 million) in deferred revenue. The changes in working capital were attributable to our business expansion, particularly, diversification of other value-added services offerings and increased advertising revenues. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2022 were RMB3,336.8 million (US$483.8 million) in depreciation and amortization of property and equipment and intangible assets, RMB1,040.7 million (US$150.9 million) in share-based compensation expenses and RMB525.8 million (US$76.2 million) in termination of certain game projects.

Net cash used in operating activities in 2021 was RMB2,647.0 million, as compared to net loss of RMB6,808.7 million in the same period. The difference was primarily due to an increase of RMB429.5 million in accounts receivable and an increase of RMB1,747.7 million in prepayments and other current assets, partially offset by an increase of RMB494.6 million in deferred revenue, an increase of RMB319.7 million in accrued liabilities and other payables and an increase of RMB1,056.8 million in accounts payable. The changes in working capital were attributable to our business expansion, particularly, the expansion of our mobile game operations, diversification of other value-added services offerings and increased advertising revenues, and the increase in sales and marketing expenses. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2021 were RMB2,441.8 million in depreciation and amortization of property and equipment and intangible assets, and RMB999.8 million in share-based compensation expenses.

Net cash provided by operating activities in 2020 was RMB753.1 million, as compared to net loss of RMB3,054.0 million in the same period. The difference was primarily due to an increase of RMB734.8 million in deferred revenue, an increase of RMB651.7 million in accrued liabilities and other payables and an increase of RMB816.1 million in accounts payable, partially offset by an increase of RMB417.2 million in accounts receivable and an increase of RMB610.6 million in prepayments and other current assets. The changes in working capital were attributable to our business expansion, particularly, the expansion of our mobile game operations, diversification of other value-added services offerings and increased advertising revenues, and the increase in sales and marketing expenses. The principal non-cash items affecting the difference between our net loss and our net cash provided by operating activities in 2020 were RMB1,721.6 million in depreciation and amortization of property and equipment and intangible assets, and RMB385.9 million in share-based compensation expenses.

Investing activities

Net cash provided by investing activities in 2022 was RMB10,609.2 million (US$1,538.2 million), primarily due to proceeds from maturities of short-term investments of RMB81.7 billion (US$11.8 billion) and maturity of time deposits of RMB13.9 billion (US$2.0 billion), partially offset by purchase of short-term investments of RMB70.6 billion (US$10.2 billion), placements of time deposits of RMB10.2 billion (US$1.5 billion), cash paid for long term investments including loans of RMB1.5 billion (US$212.6 million), cash consideration paid for purchase of subsidies, net of cash acquired of RMB1.2 billion (US$171.1 million) and purchase of intangible assets of RMB2.0 billion (US$286.8 million), which primarily consisted of licensed copyrights of video content.

Net cash used in investing activities in 2021 was RMB24.6 billion, primarily due to purchase of short-term investments of RMB71.7 billion, placements of time deposits of RMB10.7 billion, cash paid for long term investments including loans of RMB6.7 billion and purchase of intangible assets of RMB2.7 billion, which primarily consist of licensed copyrights of video content, partially offset by proceeds from maturities of short-term investments of RMB60.5 billion and maturity of time deposits of RMB7.7 billion.

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

Financing activities

Net cash used in financing activities in 2022 was RMB4,354.9 million (US$631.4 million), primarily attributable to the repurchase of convertible senior notes and shares of RMB4.5 billion (US$659.6 million).

Net cash provided by financing activities in 2021 was RMB30.4 billion, primarily attributable to the proceeds we received from our Global Offering of approximately RMB19.3 billion and the proceeds we received from our offering of December 2026 Notes of RMB10.1 billion.

Net cash provided by financing activities in 2020 was RMB8,335.4 million, primarily attributable to the proceeds we received from our offering of 2027 Notes of RMB5.6 billion and the proceeds we received from our issuance of Class Z ordinary shares to Sony Corporation of America of RMB2.8 billion.

Material cash requirements

Our material cash requirements as of December 31, 2022 primarily include our capital expenditures, operating lease commitments, and convertible senior notes obligations.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Capital expenditures

Our capital expenditures are primarily incurred for purchases of intangible assets and property and equipment. Our capital expenditures were RMB2.2 billion, RMB3.7 billion and RMB2.7 billion (US$397.0 million) in 2020, 2021 and 2022, respectively. Purchases of intangible assets, which primarily consist of licensed copyrights of video content, accounted for 73.1%, 73.8% and 72.2% of our total capital expenditures in 2020, 2021 and 2022, respectively.

Operating lease commitments

Our operating lease commitments consist of the commitments under the lease agreements for our office premises. As of December 31, 2022, the amount of total future lease payments under operating leases, whose weighted average remaining lease term is 3.3 years, was RMB790.3 million (US$114.6 million), of which RMB245.0 million (US$35.5 million) is short-term.

Convertible senior notes obligations

Our convertible senior notes obligations consist of the principal amount and cash interests in connection with our April 2026 Notes, 2027 Notes and December 2026 Notes.

Holders of the Bilibili Convertible Senior Notes have the right to require us to repurchase their notes on April 1, 2024, in the case of the April 2026 Notes, June 15, 2023 and June 15, 2025, in the case of the 2027 Notes, and December 1, 2024, in the case of the December 2026 Notes. In addition, the Bilibili Convertible Senior Notes each contains similar protections concerning the holders’ right to require us to repurchase their notes upon the occurrence of a fundamental change (as defined in the terms of such notes), as well as similar provisions regarding our ability to redeem the existing notes in case of certain changes in tax law. For details, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our convertible senior notes” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

In 2021, holders of April 2026 Notes converted in aggregate of US$70.6 million principal amount, and we issued 2,854,253 ADSs to the relevant holders accordingly. In 2021, holders of 2027 Notes converted in aggregate of US$1,000 principal amount, and we issued 24 ADSs to the relevant holders accordingly. In December 2022, holders of April 2026 Notes converted in aggregate of US$14 thousand principal amount, and we issued 565 ADSs to the relevant holders accordingly. The balance of the notes converted were derecognized and recorded as ordinary shares and additional paid-in capital.

In 2022, we repurchased an aggregate principal amount of US$768.3 million of December 2026 Notes for a total cash consideration of US$568.6 million. In 2022, we repurchased an aggregate principal amount of US$54.0 million of 2027 Notes for a total cash consideration of US$49.3 million. As of December 31, 2022, an aggregate principal amount of US$429.3 million, US$831.7 million and US$746.0 million of our April 2026 Notes, December 2026 Notes, and 2027 Notes, respectively, remained outstanding.

In January 2023, we completed the offering of 15,344,000 ADSs at US$26.65 per ADS. Shortly after the completion of the ADS offering, we completed the exchange of an aggregate principal amount of US$384.8 million of our outstanding December 2026 Notes purchased by Goldman Sachs and its applicable affiliate(s), as duly engaged and authorized by us, from the holders of such Exchange Notes in privately negotiated transactions for our issuance of ADSs. The aggregate purchase price of the Exchange Notes in the amount of US$331.2 million was funded by the net proceeds from the ADS offering. We plan to use the remaining net proceeds (after deducting selling commissions) of the ADS offering in the amount of US$68.8 million to replenish our cash reserve after our repurchases of certain convertible senior notes in the fourth quarter of 2022 and for other working capital purposes.

As of March 31, 2023, an aggregate principal amount of US$429.3 million, US$446.9 million and US$746.0 million of our April 2026 Notes, December 2026 Notes, and 2027 Notes, respectively, remained outstanding.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

Holding Company Structure

Bilibili Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries in mainland China. As a result, Bilibili Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the VIEs in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in mainland China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and the VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, Etc.

Technology, Research and Development

Our technology platform has been designed for reliability, scalability and flexibility and is administered by our in-house technology department. We have access to a network of approximately 45,366 self-owned and 5,514 leased servers across China with power supply and power generator backup as of December 31, 2022. This structure, along with other features described below, contributes to the reliability, scalability and efficiency of our network.

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

Intellectual Property

We seek to protect our technology, including our proprietary technology infrastructure and core software system, through a combination of patents, copyrights, trademarks, trade secrets and confidentiality agreements. As of December 31, 2022, we have registered approximately 985 patents, 1,847 registered copyrights, 350 registered domain names, including www.bilibili.com, and 8,154 registered trademarks, including “ ”. In addition, we had submitted approximately 1,863 additional patent applications and 1,171 trademark applications.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2022 to December 31, 2022 that are reasonably likely to have a material adverse effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Our critical accounting estimates require a higher degree of judgment than others in their application and involve a significant level of uncertainty at the time the estimate was made, and changes in them have had or are reasonably likely to have a material effect on our financial condition or results of operations. For a detailed discussion of our significant accounting policies and related judgments, see “Notes to Consolidated Financial Statements—Note 2 Significant Accounting Policies” of our audited consolidated financial statements included elsewhere in this annual report.

Revenue recognition for in-game virtual items

We recognize revenue from the sale of in-game virtual items in exclusively distributed mobile games over the estimated average playing period of paying players, starting from the point-in-time when related in-game virtual items are delivered to the paying players’ accounts.

Nature of Estimates Required—average playing period of paying players. The average playing period of paying player is subjected to period assessment. Considering the events or circumstances may change that indicate the change of the estimate, we assessed the average playing period of paying player on a quarterly basis. We make a qualitative and quantitative assessment to determine the average playing period of paying players for each game. If a qualitative and quantitative assessment identifies the change of the average playing period of paying players based on newly available paying players information, we may prospectively apply the change of estimate.

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

In connection with our periodic reviews of the estimate, the assumptions are evaluated accordingly considering historical players’ churn rates, playing patterns for paying players and management judgment. Updates to these assumptions will impact the estimate average playing period of paying players and the revenue recognized accordingly. If the estimate average playing period of paying players is extended, the revenue will be recognized over a longer period and vice versa. See Note 2-2. Significant Accounting Policies in the accompanying notes to consolidated financial statements included in this annual report on Form 20-F, for additional information regarding the revenue recognition of mobile game services.

Impairment on the investment accounted for using the measurement alternative

For those equity investments without significant influence and readily determinable fair value, we record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Nature of Estimates Required—Investment accounted for using the measurement alternative. We assess the impairment on the investment accounted for using the measurement alternative on a quarterly basis, and the assumptions and judgment used in establishing the impairment are evaluated regularly. When an event occurs or circumstances change that indicate the investment accounted for using the measurement alternative may be impaired, we assess qualitative factors to determine whether the fair value of the investment is less than its carrying amount. If the carrying value of the investment accounted for using the measurement alternative is above its fair value, an impairment loss is recognized in an amount equal to the excess. Because the impairment indicator may vary substantially over time, estimating the impairment requires a number of assumptions about matter that are uncertain.

Assumptions and Approach Used—Impairment assessment. The approach we used to assess investment impairment are based on assumptions and management judgment in considering various factors and events. Many of the factors used in assessing performance and financial position of the investee are outside the control of management, and these assumptions and judgment may change in future periods. Changes in assumptions or management judgment can materially affect to find the impairment indicator, therefore, can affect the test results.

Assumptions and Approach Used—Fair value of the investees. If the assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. We measure the fair value of the investees based on market approach or income approach.

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

In the year 2022, we assessed the above indicators, then determined that there were impairment indicators and RMB465.6 million investment impairment were charged. See Note 9. Long-term Investment, Net in the accompanying notes to consolidated financial statements included in this annual report on Form 20-F, for additional information regarding the impairment investment accounted for using the measurement alternative.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in “2. (ee)” of our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Rui Chen	45	Chairman of the Board of Directors and Chief Executive Officer
Ni Li	37	Vice Chairwoman of the Board of Directors and Chief Operating Officer
Yi Xu	33	Founder, Director and President
JP Gan	51	Independent Director
Eric He	63	Independent Director
Feng Li	49	Independent Director
Guoqi Ding	53	Independent Director
Xin Fan	44	Chief Financial Officer

Rui Chen has served as our chairman of the board of directors and chief executive officer since November 2014. He is a serial entrepreneur with more than 20 years of experience in the Internet and technology-related industries in China. Mr. Chen led our strategic development since our founding. With long-term thinking, he spearheaded a series of strategic initiatives which transformed our company to a full-spectrum video community covering a wide array of content categories and diverse video consumption scenarios. Mr. Chen formulated the strategy of “community first,” and continuously investing in high-quality content. Under his leadership, Bilibili built a healthy and prosperous content ecosystem, which was crucial for us to stay attractive to young generations. At the same time, Mr. Chen led the construction of our business model, and guided the rapid development in multiple business areas.

Prior to joining us, Mr. Chen co-founded Cheetah Mobile Inc., a mobile internet company listed on the New York Stock Exchange (NYSE: CMCM). In 2009, Mr. Chen founded Beike Internet Security Co., Ltd. and served as its chief executive officer from 2009 to 2010. Prior to that, Mr. Chen served as general manager of Internet security research and development at Kingsoft Corporation Limited (HKEX: 3888), a leading software and internet service company listed on the Hong Kong Stock Exchange, from 2001 to 2008. Mr. Chen was named by Fortune Magazine as one of China’s “40 Under 40,” a list of the most influential people in business under the age of 40 in China. Mr. Chen received his bachelor’s degree from Chengdu University of Information Technology in 2001.

Ni Li has served as our chief operating officer since November 2014 and vice chairwoman of our board of directors since January 2015. Ms. Li oversees our overall operations and leads the strategic functions including content ecosystem development, monetization initiatives, strategic planning, investments and brand marketing. In the past years, Ms. Li has built a strong business and operational team. Under her leadership, the team successfully expanded our revenue streams and significantly enhanced our brand awareness. Starting from 2021, Ms. Li also chairs our Environmental, Social and Governance Committee. Ms. Li has served as a non-executive director of Huanxi Media Group Limited (HKEX: 1003) since September 2020. Prior to joining us, Ms. Li was in charge of human resources operations at Cheetah Mobile (NYSE: CMCM) from 2013 to 2014. Previously, Ms. Li founded Goalcareer, a consulting firm serving Fortune 500 companies and startups with a focus in the semiconductor, telecommunication and internet sectors, and worked as its chief executive officer from 2008 to 2012. Ms. Li received her bachelor’s degree in law from Lingnan Normal University in 2008.

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

JP Gan has served as our director since January 2015. Mr. Gan has been a founding partner of INCE Capital Limited since 2019. From 2006 to 2019, Mr. Gan was a managing partner of Qiming Venture Partners. From 2005 to 2006, Mr. Gan was the chief financial officer of KongZhong Corporation. Mr. Gan is also an independent director of Trip.com Group Ltd. (Nasdaq: TCOM; HKEX: 9961). Mr. Gan received his bachelor’s degree in business administration from the University of Iowa in 1994 and his MBA degree from the University of Chicago Booth School of Business in 1999.

Eric He has served as our director since March 2018. He currently also serves as an independent director of Agora, Inc. (Nasdaq: API) since 2020. Mr. He had served as chief financial officer of JOYY Inc. (previously known as YY Inc.) (Nasdaq: YY) from August 2011 to May 2017. Prior to that, Mr. He served as chief financial officer of Giant Interactive Group, Inc. from March 2007 to August 2011. He served as chief strategy officer of Ninetowns Internet Technology Group from 2004 to 2007. Mr. He received a bachelor’s degree in accounting from National Taipei University and an MBA degree from the Wharton School of Business at the University of Pennsylvania. Mr. He is a Chartered Financial Analyst in the United States and was certified as a member of American Institute of Certified Public Accountants in 1991.

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

Guoqi Ding has served as our director since May 2020. Since 2019, Mr. Guoqi Ding has served as chairman of the board of Zhiqin Management Consulting Ltd., a China-based consulting service provider, and an independent director on the board of Dian Diagnostics Group Co., Ltd., (Shenzhen Stock Exchange: 300244) a China-based medical diagnosis outsourcing service provider listed on Shenzhen Stock Exchange since 2017. Between 2004 and 2017, Mr. Ding held various positions, including chief financial officer, at Fosun International Limited, one of the largest investment groups in China. Between 2012 and 2017, Mr. Ding also served as a board member of several companies based in China, including Shanghai Forte Land Company Limited, one of China’s largest real estate developers. Mr. Ding received his bachelor’s degree in Finance and Economics from Shanghai University of Finance and Economics, and was recognized as an accountant by Ministry of Finance of the People’s Republic of China in 1997.

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

For the fiscal year ended December 31, 2022, we paid an aggregate of approximately RMB6.9 million (US$1.0 million) in cash to our executive officers, and approximately RMB1.7 million (US$0.2 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

In November 2014, our board of directors approved a global share incentive plan, or the Global Share Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. In February 2018, our shareholders and board of directors adopted the 2018 share incentive plan, or the 2018 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. We subsequently amended our 2018 Plan in March 2020 and October 2022 and terminated our Global Share Plan in October 2022 by unanimous written approval of our board of directors. The awards previously granted and outstanding and the evidencing original award agreements shall survive the termination of the Global Share Plan and remain effective until the expiration of their original terms, as may be amended from time to time.

The maximum aggregate number of Class Z ordinary shares which may be issued pursuant to all awards under the 2018 Plan is 30,673,710 Class Z ordinary shares, representing 10% of the total number of issued Class Z ordinary shares as of the date on which Bilibili’s voluntary conversion of its secondary listing status to primary listing on the Hong Kong Stock Exchange becomes effective (excluding Class Z ordinary shares underlying awards which have terminated, expired or lapsed in accordance with that have been forfeited in accordance with the 2018 Plan).

The aggregate number of Class Z ordinary shares available for future grant under the 2018 Plan was 28,706,326 as of February 28, 2023.

The Class Z ordinary shares that may be issued pursuant to the awards under the 2018 Plan may be in the form of new shares to be issued by us or in the form of shares or ADSs that may be purchased in the open market by us or a third party trust from time to time in connection with the 2018 Plan.

The following paragraphs describe the principal terms of the 2018 Plan.

Types of Awards. The 2018 Plan permits the awards of options, restricted shares, and restricted share units.

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

Eligibility. We may grant awards to our employees, directors and consultants of Bilibili under the 2018 Plan. In addition, under the 2018 Plan, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our subsidiaries.

Vesting Schedule. Under the 2018 Plan, in general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. Under the 2018 Plan, the plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions. Under the 2018 Plan, awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment. Unless terminated earlier, the 2018 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the 2018 Plan. Except with respect to amendments made by the plan administrator, no termination, amendment or modification may adversely affect in any material way any awards previously granted pursuant to the 2018 Plan unless agreed by the participant.

The following table summarizes, as of February 28, 2023, the number of ordinary shares underlying outstanding options and restricted share units granted to several of our directors and executive officers and to other individuals as a group under the Global Share Plan and 2018 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options and Restricted Share Units Awarded		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Rui Chen	*		From nominal to	March 2020	March 2027
	*		US$20.26	November 2020	November 2027
Ni Li	*		Nominal	November 2020	November 2027
Xin Fan	*		From nominal to US$20.26	Various dates from June 2019 to March 2020	Various dates from June 2025 to March 2027
Other grantees	15,799,960	(1)	From nominal to US$20.26	Various dates from June 2017 to December 2022	Various dates from June 2023 to December 2028

Total	23,499,960

Notes:

*	Less than 1% of our total outstanding shares.
(1)	Includes restricted share units

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

Audit Committee. Our audit committee consists of Eric He, JP Gan and Feng Li. Eric He is the chairman of our audit committee. We have determined that Eric He, JP Gan and Feng Li each satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Eric He qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent registered public accounting firms and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firms;

•	reviewing with the independent registered public accounting firms any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent registered public accounting firms;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent registered public accounting firms; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. At each annual general meeting one-third of the directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to but not less than one-third, shall retire from office by rotation provided that every director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring director shall be eligible for re-election. Bilibili Inc. at the general meeting at which a Director retires may fill the vacated office. The directors to retire by rotation shall include (so far as necessary to obtain the number required) any director who wishes to retire and not to offer himself for re-election. Any director who has not been subject to retirement by rotation in the three years preceding the annual general meeting shall retire by rotation at such annual general meeting. Any further directors so to retire shall be those who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. A director is not required to retire upon reaching any particular age. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

Board Diversity

Board Diversity Matrix (As of February 28, 2023)

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

We had 8,646 employees as of December 31, 2020, 12,281 employees as of December 31, 2021, and 11,092 employees as of December 31, 2022. The following table sets forth the numbers of our employees categorized by function as of December 31, 2022:

As of December 31, 2022
Function:
Products and technology	4,614
Content audit	3,874
Operations	2,035
Management, sales, finance and administration	569

Total	11,092

As of December 31, 2022, we had 6,530 employees in Shanghai, 1,005 employees in Chengdu, 982 employees in Nanjing, 603 employees in Wuhan and 1,972 employees in other locations.

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

Except as otherwise noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2023 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 83,715,114 Class Y ordinary shares and 326,208,471 Class Z ordinary shares outstanding as of February 28, 2023 (excluding 5,337,832 Class Z ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plan).

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after February 28, 2023, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class Y Ordinary Shares	Class Z Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power†
Directors and Executive Officers**:
Rui Chen(1)	49,299,006	2,427,525	51,726,531	12.6%	42.4%
Ni Li(2)	7,200,000	1,576,300	8,776,300	2.1%	6.3%
Yi Xu(3)	27,216,108	196,100	27,412,208	6.7%	23.4%
JP Gan(4)	—	*	*	*	*
Eric He(5)	—	*	*	*	*
Feng Li(6)	—	—	—	—	—
Guoqi Ding(7)	—	—	—	—	—
Xin Fan	—	*	*	*	*
All Directors and Executive Officers as a Group	83,715,114	5,023,599	88,738,713	21.5%	72.1%
Principal Shareholders:
Entities affiliated with Rui Chen(8)	49,299,006	525,525	49,824,531	12.2%	42.4%
Tencent entities(9)	—	43,749,518	43,749,518	10.7%	3.8%
Entity affiliated with Yi Xu(10)	27,216,108	151,100	27,367,208	6.7%	23.4%
Taobao China Holding Limited(11)	—	30,845,657	30,845,657	7.5%	2.7%

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

(1)

Represents (i) 49,299,006 Class Y ordinary shares and 525,525 Class Z ordinary shares in the form of ADSs directly held by Vanship Limited, a business company limited by shares incorporated in British Virgin Islands, and (ii) 1,902,000 Class Z ordinary shares issuable to Mr. Rui Chen upon exercise of options within 60 days after February 28, 2023. Vanship Limited is controlled by The Le Petit Prince Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Chen is the settlor of The Le Petit Prince Trust, and Mr. Chen and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Chen has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Vanship Limited in Bilibili, and, except for Mr. Chen, the other beneficiaries of the trust have no voting rights attached to such shares. There are certain limited circumstances in which the trustee would not be required to comply with such a direction (for example, where a direction may make the trustee subject to criminal sanction or civil liability or where a direction involves a transaction which might have an adverse impact on the reputation of the trustee). The above position would also not apply if Mr. Chen is incapacitated, has released his authority or nominated another person to have such authority in his place.

(2)

Represents (i) 7,200,000 Class Y ordinary shares and 908,300 Class Z ordinary shares directly held by Saber Lily Limited, a business company limited by shares incorporated in British Virgin Islands, and (ii) 668,000 Class ordinary shares issuable to Ms. Ni Li upon exercise of options within 60 days after February 28, 2023. Saber Lily Limited is controlled by The Fortuna Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Ms. Li is the settlor of The Fortuna Trust, and Ms. Li and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Saber Lily Limited in Bilibili, and, except for Ms. Li, the other beneficiaries of the trust have no voting rights attached to such shares. There are certain limited circumstances in which the trustee would not be required to comply with such a direction (for example, where a direction may make the trustee subject to criminal sanction or civil liability or where a direction involves a transaction which might have an adverse impact on the reputation of the trustee). The above position would also not apply if Ms. Li is incapacitated, has released her authority or nominated another person to have such authority in her place.

(3)

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
(8)

Represents 49,299,006 Class Y ordinary shares and 525,525 Class Z ordinary shares in the form of ADSs directly held by Vanship Limited, a business company limited by shares incorporated in British Virgin Islands. The registered address of Vanship Limited is Start Chambers, Wickham’s Cay II., P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

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

(11)

Represents 20,845,657 Class Z ordinary shares and 10,000,000 Class Z ordinary shares in the form of ADSs directly held by Taobao China Holding Limited, a business company limited by shares incorporated in Hong Kong, based on the Schedule 13G amendment filed on February 10, 2022. Taobao China Holding Limited is a wholly owned subsidiary of Taobao Holding Limited, a business company limited by shares incorporated in Cayman Islands, which is a wholly owned subsidiary of Alibaba Group Holding Limited, a business company limited by shares incorporated in Cayman Islands. The principal business address of Alibaba Group Holding Limited, Taobao Holding Limited and Taobao China Holding Limited is c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

To our knowledge, as of February 28, 2023, 45,320,928 of our Class Z ordinary shares were held by three record holders in the United States, representing approximately 10.9% of our total outstanding shares on an as converted basis (including the 5,337,832 Class Z ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plan). One of the holders is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 13.6% Class Z ordinary shares on record as of February 28, 2023. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

F. Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

Registration on Form F-3 or Form S-3. Any holder may request us to file a registration statement on Form F-3 or Form S-3 if we qualify for registration on Form F-3 or Form S-3. The holders are entitled to an unlimited number of registrations on Form F-3 or Form S-3 so long as such registration offerings are in excess of US$500,000. We, however, are not obligated to consummate a registration if we have consummated two registrations within any twelve-month period. We have the right to defer filing of a registration statement for a period of not more than 90 days if our board of directors determines in good faith that filing of a registration statement in the near future will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right more than once for more than once during any twelve-month period and cannot register any other securities during such period.

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

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

Purchases of goods and services. For the years ended December 31, 2020, 2021 and 2022, we purchased goods and promotional and other services amounting to RMB35.1 million, RMB117.1 million and RMB206.9 million (US$30.0 million), respectively, from certain related parties.

Acquisition/transfer of long-term investments. In July 2020, we acquired certain equity interests in two investments of an investment fund, of which we are a limited partner, with a consideration of RMB110.0 million. In 2022, we transferred some of our equity interests in certain investments to another investment fund, of which we are a limited partner, with a consideration of RMB275.0 million.

Purchase of noncontrolling interests of Chaodian Inc. In July 2019, we entered into a series of agreements to acquire a controlling interest in Chaodian Inc. In September 2020, we acquired noncontrolling interest of Chaodian Inc. from certain related parties on which we have significant influence, with purchase consideration of RMB257.3 million. As of December 31, 2022, we had no unpaid consideration due to these related parties.

Capital contribution/loans to the Entity. In 2020, we established the Entity with an independent third party and two entities respectively controlled by Mr. Rui Chen and Ms. Ni Li to acquire the land use rights for a parcel of land in Shanghai for future construction. We made capital contribution of RMB1,530.5 million and provided interest-bearing guaranteed loans of an aggregate principal amount of RMB1,253.7 million to the Entity for its operation. The annual interest rates of the loans were 3.3%.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. We are currently involved in approximately 124 lawsuits based on allegations of infringement of third-party copyright due to the content posted on our platform, which are immaterial to our company on an individual basis or a collective basis. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Under the current PRC regulatory scheme, a number of regulatory agencies, including but not limited to the NRTA, the NPPA, the MCT, the MIIT, and the CAC, jointly regulate all major aspects of the internet industry, including the mobile internet and mobile games business. Operators must obtain various government approvals and licenses for relevant mobile business.

We have obtained Value-added Telecommunication Business Licenses for the provision of value-added telecommunication business, License for Online Transmission of Audio-Visual Programs for the provision of internet audio-visual program services, Online Culture Operating Permits for operation of commercial internet culture activities, and License for Production and Operation of Radio and Television Programs for the radio, television and anime production and operation business. These licenses are essential to the operation of our business and are generally subject to regular government review or renewal. Sharejoy Network held an Online Culture Operating Permit and it has applied to the local branch of the MCT for a renewal of such permit. We do not perceive material obstacles for it to obtain a renewed Online Culture Operating Permit.

Under regulations issued by the SAPPRFT, the publication of each online game requires approval from the SAPPRFT, and after the institutional restructuring of the SAPPRFT, we currently apply with the NPPA for the approvals for publishing our games. As of the date of this annual report, we have obtained approvals from the NPPA for all of the domestic and imported online games exclusively operated by us which are in operation in the PRC. For the online games we jointly operate with third parties, we also require them to obtain requisite approvals from the NPPA. In 2020, 2021 and 2022, substantially all of the revenues from our jointly operated mobile games in China were contributed by approximately 36 of our online jointly operated mobile games in the PRC, and all of them have obtained approvals from the NPPA.

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

B. Memorandum and Articles of Association

The following are summaries of material provisions of our eighth amended and restated memorandum and articles of association that we have adopted and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our eighth amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Companies Act (as amended) or any other law of the Cayman Islands.

Ordinary Shares. Our ordinary shares are divided into Class Y ordinary shares and Class Z ordinary shares. Holders of our Class Y ordinary shares and Class Z ordinary shares will have the same rights except for voting and conversion rights. Each Class Z Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings, and each Class Y ordinary share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at our general meetings. Class Y ordinary shares shall only be held by the founder or a limited partnership, trust, private company or other vehicle wholly owned or wholly controlled by the founder as defined as “Founder Holding Vehicle” under our eighth amended and restated memorandum and articles of association. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our company shall not take any action (including the issue or repurchase of shares of any class) that would result in (a) the aggregate number of votes entitled to be cast by all holders of Class Z ordinary shares (for the avoidance of doubt, excluding those who are also holders of Class Y ordinary shares) present at a general meeting to be less than 10% of the votes entitled to be cast by all members at a general meeting; or (b) an increase in the proportion of Class Y ordinary shares to the total number of shares in issue. No further Class Y ordinary shares shall be issued by our company, except with the prior approval of the Hong Kong Stock Exchange under limited circumstances as specified in the eighth amended and restated memorandum and articles of association. In the event our company reduces the number of shares in issue (e.g. through a purchase of its own shares), the holders of Class Y ordinary shares shall reduce their voting rights in our company proportionately, whether through a conversion of a portion of their Class Y ordinary shares or otherwise, if the reduction in the number of shares in issue would otherwise result in an increase in the proportion of Class Y ordinary shares to the total number of shares in issue.

Conversion. Each Class Y ordinary share is convertible into one Class Z ordinary share at any time at the option of the holder thereof. Class Z ordinary shares are not convertible into Class Y ordinary shares under any circumstances. Subject to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time, or Hong Kong Listing Rules, or other applicable laws or regulations, each Class Y ordinary share shall be automatically converted into one Class Z ordinary share upon the occurrence of the following events: (i) the death of the holder of such Class Y ordinary share (or, where the holder is a holding vehicle, the death of the founder holding or controlling such vehicle); (ii) the holder of such Class Y ordinary share ceasing to be a director or a holding vehicle for the founder for any reason; (iii) the holder of such Class Y ordinary share (or the founder holding or controlling the holding vehicle) being deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his duties as a director; (iv) the holder of such Class Y ordinary Share (or the founder holding or controlling the holding vehicle) being deemed by the Hong Kong Stock Exchange to no longer meet the requirements of a director set out in the Hong Kong Listing Rules; and (v) the transfer to another person of the beneficial ownership of, or economic interest in, such Class Y ordinary share or the control over the voting rights attached to such Class Y ordinary share (through voting proxies or otherwise), other than certain exceptions as specified in the eighth amended and restated memorandum and articles of association.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our eighth amended and restated memorandum and articles of association provide that dividends may be declared and paid out of funds legally available for distribution including our profits, which our board of directors thinks fit. Dividends may also be declared and paid out of share premium account or any other fund or account of our company which can be authorized for this purpose in accordance with the Companies Act. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium accounts, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. On a show of hands every shareholder present in person or proxy shall each have one vote and on a poll, each holder of Class Z ordinary shares is entitled to one (1) vote per share and each holder of our Class Y ordinary shares is entitled to ten (10) votes per share on all matters submitted to them for a vote at our general meetings. Our company shall not change the terms of the Class Y ordinary shares to increase the number of votes to which each Class Y ordinary share is entitled. Holders of our Class Y ordinary shares and Class Z ordinary shares shall at all times vote together as a single class on all matters submitted to a vote by our shareholders, except as may otherwise be required by law. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of such meeting or any shareholder present in person or by proxy.

A quorum required for a meeting of shareholders consists of one or more shareholders holding in aggregate not less than one-tenth of all votes attaching to all shares of our company in issue and entitled to vote at such general meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Advance notice of at least twenty-one (21) calendar days is required for the convening of our annual general meeting and at least fourteen (14) calendar days any other shareholders meetings.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting and of which not less than 14 days’ notice has been duly given. A special resolution requires the affirmative vote of no less than three-fourths of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy (or, in the case of corporations, by their authorized representatives) at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our eighth amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes that will affect the rights of our shareholders.

General Meetings of Shareholders. In each financial year during the period commencing from the date on which any of the securities of our company first become listed on the Hong Kong Stock Exchange, our company shall hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notice calling it. Our company shall hold the annual general meeting within six months after the end of its financial year. The annual general meeting shall be held in Hong Kong or such other territory where any of the securities of our company is listed on a stock exchange in that territory, or elsewhere as may be determined by the board of directors and at such time and place as the board of directors shall appoint. All general meetings (including an annual general meeting, any adjourned meeting or postponed meeting) may be held as a physical meeting in Hong Kong or such other territory where any of the securities of our company is listed on a stock exchange in that territory or elsewhere as may be determined by our board of directors, and at one or more locations as provided in Article 70A of our eighth amended and restated memorandum and articles of association, as a hybrid meeting or as an electronic meeting, as may be determined by the board of directors in its absolute discretion.

An annual general meeting of our company shall be called by at least 21 days’ notice in writing, and a general meeting of our company, other than an annual general meeting, shall be called by at least 14 days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the day, the hour and the agenda of the meeting and particulars of the resolutions to be considered at that meeting. A quorum required for any general meeting of shareholders consists of one or more shareholders present in person or by proxy (or, if a corporation or other non-natural person, by its authorized representative), representing not less than one-tenth of all votes attaching to all of our shares in issue and entitled to vote at such general meeting. Where a general meeting is postponed by our directors, such meeting shall be postponed to a specific date and time. Save for an electronic meeting, the notice shall specify the place of the meeting and if there is more than one meeting location as determined by our board of directors pursuant to Article 70A of our eighth amended and restated memorandum and articles of association, the principal meeting place. If the general meeting is to be a hybrid meeting or an electronic meeting, the notice shall include a statement to that effect and with details of the electronic facilities for attendance and participation by electronic means at the meeting or where such details will be made available by our company prior to the meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our eighth amended and restated memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-tenth of the votes (on a one-vote-per-share basis) attaching to all the issued and outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our eighth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing, and shall be executed by or on behalf of the transferor, and in respect a nil or partly paid up share, or if our directors so requires, signed on behalf of the transferee.

Our board of directors may decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of sum as our directors may from time to time require is paid to us in respect thereof.

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

Liquidation. Subject to the Companies Act, our company may at any time and from time to time be wound up voluntarily by special resolution. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, such assets will be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least fourteen (14) calendar days prior to the specified time of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors, or by the shareholders by special resolutions. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders or otherwise authorized by our eighth amended and restated memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, or (b) if such redemption or repurchase would result in there being no shareholders of the company holding shares other than treasury shares, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares may, subject to any rights or restrictions for the time being attached to any class of shares, only be varied with the consent in writing of three-fourths of the voting rights of the holders of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of the class by the holders of three-fourths of the issued shares of that class present in person or by proxy and voting at such meeting. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with such existing class of shares or with enhanced or weighted voting rights or subsequent to such creation or issue, the redemption or repurchase of such shares.

Issuance of Additional Shares. Our eighth amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our eighth amended and restated memorandum of articles and association also authorizes our board of directors to establish by ordinary resolutions from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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

Inspection of Books and Records. During the period commencing from the date on which any of the securities of our company first become listed on the Hong Kong Stock Exchange (except when the register is closed on terms equivalent to section 632 of the Companies Ordinance, Cap. 622 of the Laws of Hong Kong as amended from time to time), any shareholder may inspect during business hours any register maintained in Hong Kong without charge and require the provision to him of copies or extracts thereof in all respects as if our company were incorporated under and were subject to the Companies Ordinance.

Anti-Takeover Provisions. Some provisions of our eighth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our eighth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions,” in this “Item 10. Additional Information—C. Material Contracts” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange Control.”

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or Class Z ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, mainland China and the United States. To the extent that the discussion related to matters of Cayman Islands tax law, it represents the opinion of Walkers (Hong Kong), our Cayman Islands counsel, and to the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Jingtian & Gongcheng.

Cayman Islands Taxation

According to Walkers (Hong Kong), our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside mainland China with “de facto management body” within mainland China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the STA issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in mainland China. The STA issued Chinese-Controlled Offshore Incorporated Resident Enterprises Income Tax Regulation, or the Bulletin 45, which took effect on September 1, 2011 and was most recently amended on June 15, 2018, to provide more guidance on the implementation of Circular 82 and to clarify the reporting and filing obligations of Chinese-controlled offshore incorporated resident enterprises. Bulletin 45 also provides procedures and administrative details for the determination of resident status and administration of post-determination matters. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the STA’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in mainland China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We believe that Bilibili Inc. is not a PRC resident enterprise for PRC tax purposes. Bilibili Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Bilibili Inc. meets all of the conditions above. Bilibili Inc. is a company incorporated outside mainland China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside mainland China. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” We will continue to monitor our tax status.

If the PRC tax authorities determine that Bilibili Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within mainland China. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% (and in the case of dividends would be withheld at source). The foregoing rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of Bilibili Inc. would be able to obtain the benefits of any tax treaties between their country of tax residence and mainland China in the event that Bilibili Inc. is treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or Class Z ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or Class Z ordinary shares as “capital assets” (generally, property held for investment) under the Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Services, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders who acquire their ADSs or Class Z ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or Class Z ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, investors required to accelerate the recognition of any item of gross income with respect to our ADSs or Class Z ordinary shares as a result of such income being recognized on an applicable financial statement or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the ownership or disposition of our ADSs or Class Z ordinary shares or the Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our ADSs or Class Z ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class Z ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class Z ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class Z ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class Z ordinary shares.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon the composition of our income and assets and projections as to the value of our assets, including goodwill and other unbooked intangibles not reflected on our balance sheet, we do not believe that we were a PFIC for the 2022 taxable year and we do not presently expect to be a PFIC for the current taxable year. While we do not expect to be or become a PFIC in the current taxable year, no assurance can be given that we are not or will not become classified as a PFIC because the determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend, in part, upon the composition of our assets and income, and the continued existence of our goodwill at that time. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market value of our ADSs from time to time (which may be volatile). In particular, recent declines in the market price of the ADSs increased our risk of becoming a PFIC. The market price of the ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any year during which a U.S. Holder holds the ADSs or Class Z ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class Z ordinary shares, unless we cease to be a PFIC and a “deemed sale” election is made, or a mark-to-market treatment (as further described below) applies to any year in which we are a PFIC.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Class Z Ordinary Shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are treated as a PFIC are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any tax withheld) paid on our ADSs or Class Z ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes.

A non-corporate U.S. Holder will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. The ADSs are considered to be readily tradable on the Nasdaq Global Select Market, which is an established securities market in the United States. Since we do not expect that our Class Z ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our Class Z ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may become eligible for the benefits of the U.S.-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) (the “Treaty”), and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our Class Z ordinary shares, or ADSs. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or Class Z ordinary shares. Dividends received on our ADSs or Class Z ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class ordinary shares. See “Item 10. Additional Information—E. Taxation—PRC Taxation.” In that case, depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or Class Z ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. In addition, under U.S. Treasury regulations, in absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Class Z Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class Z ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class Z ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class Z ordinary shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

As described in “Item 10. Additional Information—E. Taxation—PRC Taxation,” if we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, gains from the disposition of the ADSs or Class Z ordinary shares may be subject to PRC income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. In light of recently issued U.S. Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the Shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued U.S. Treasury regulations.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class Z ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distributions paid during a taxable year to a U.S. Holder that are greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class Z ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or Class Z ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class Z ordinary shares;

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class Z ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Our ADSs are listed on the Nasdaq Global Select Market, which is an established securities market in the United States. Consequently, if our ADSs continue to be listed on the Nasdaq Global Select Market and are regularly traded, we expect that the mark-to-market election would be available to a U.S. Holder that holds our ADSs were we to be or become a PFIC. We expect the Hong Kong Stock Exchange, on which our Class Z ordinary shares are listed, to be a qualified exchange but there can be no assurance in this regard because the IRS has not identified specific non-U.S. exchanges as qualified for these purposes. Our ADSs and Class Z ordinary shares are expected to qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs or Class Z ordinary shares held at the end of the taxable year over the adjusted tax basis of such ADSs or Class Z ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs or Class Z ordinary shares over the fair market value of such ADSs or Class Z ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs or Class Z ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs or Class Z ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or Class Z ordinary shares are no longer treated as marketable stock or the IRS consents to the revocation of the election.

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

If a U.S. Holder owns our ADSs or Class Z ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding and disposing ADSs or Class Z ordinary shares if we are or become treated as a PFIC, including the possibility of making a mark-to-market election.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

We intend to submit the annual report provided to security holders in electronic format pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as an exhibit to a current report on Form 6-K.

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

As of December 31, 2022, we had U.S. dollar-denominated cash and cash equivalents and time deposits of US$1,551.3 million. If the U.S. dollar had appreciated or depreciated by 10% against the Renminbi, we would have had an increase or decrease of RMB1,080.4 million of cash and cash equivalents and time deposits.

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

As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

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

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2022, we were entitled to receive approximately US$1.7 million reimbursements from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense in connection with such programs.

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

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2022 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2020	2021	2022

	(RMB in thousands)
Audit fees(1)	9,128	23,025	10,310
Audit-related fees(2)	1,500	2,000	200
Tax fees(3)	385	2,436	1,625
Other fees(4)	150	174	185

(1)

“Audit fees” means the aggregate fees incurred for each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC and submitted to the Hong Kong Stock Exchange. In 2020 and 2022, the audit refers to financial statement audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. In 2021, the audit refers to financial statement audit, audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and assurance services rendered in connection with our HK IPO in 2021.

(2)

“Audit-related fees” means the aggregate fees incurred in each of the fiscal years listed as a result of our principal auditors’ issuance of comfort letters related to our issuance of the 2027 Notes and the December 2026 Notes and our principal auditor’s issuance of consent letter related to our registration of securities on a Form S-8 filed in October 2022.

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

The following table sets forth information about our repurchases made in the year 2022 under the share repurchase program described above.

Period	(a) Total Number of ADSs Purchased	(b) Average Price Paid per ADS (US$)	(c) Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs (US$)
March 1, 2022 - March 31, 2022	1,403,037	21.38	1,403,037	470,000,370
April 1, 2022 - April 30, 2022	14,657	19.89	1,417,694	469,708,865
May 1, 2022 - May 31, 2022	1,223,138	19.02	2,640,832	446,444,218

Total	2,640,832	20.28	2,640,832	446,444,218

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Rule 5635(c) of the Nasdaq Rules requires a Nasdaq-listed company to obtain its shareholders’ approval of all equity compensation plans, including stock plans, and any material amendments to such plans. Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. We currently follow our home country practice that does not require us to seek shareholder approval for amending our share incentive plan. Therefore, our shareholders are afforded less protection than they otherwise would under the Nasdaq Global Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Listed Securities—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards, and these practices may afford less protection to shareholders than shareholders would enjoy if we complied fully with the Nasdaq corporate governance listing standards.” In the future, we may rely on other exemptions provided by Nasdaq.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

In May 2022, Bilibili Inc. was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) no governmental entities in the Cayman Islands or in China own shares of Bilibili Inc. or the VIEs in China, (ii) the governmental entities in China do not have a controlling financial interest in Bilibili Inc. or the VIEs, (iii) none of the members of the board of directors of Bilibili Inc. or our operating entities, including the VIEs, is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of Bilibili Inc. or the VIEs contains any charter of the Chinese Communist Party.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Bilibili Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Eighth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K, furnished with the Securities and Exchange Commission on September 29, 2022 (File No. 001-38429))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3) (incorporated herein by reference to Exhibit 4.3 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

2.2	Registrant’s Specimen Certificate for Class Z Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

2.3	Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the Form S-8, as amended, initially filed on July 18, 2018 (File No.333-226216))

2.4	Fourth Amended and Restated Shareholders’ Agreement between the Registrant and other parties thereto dated April 1, 2017 (incorporated herein by reference to Exhibit 4.4 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

2.5	Indenture, dated April 5, 2019 constituting US$500 million 1.375% Convertible Senior Notes Due 2026 (incorporated herein by reference to Exhibit 2.5 to the Form 20-F, as amended, initially filed on March 27, 2020 (File No. 001-38429))

2.6	Indenture, dated June 2, 2020 constituting US$800 million 1.25% Convertible Senior Notes Due 2027 (incorporated herein by reference to Exhibit 2.6 to the Form 20-F, as amended, initially filed on March 23, 2021 (File No. 001-38429))

2.7	Indenture, dated November 23, 2021 constituting US$1,600 million 0.50% Convertible Senior Notes Due 2026 (incorporated herein by reference to Exhibit 2.7 to the Form 20-F, as amended, initially filed on April 25, 2022 (File No. 001-38429))

2.8*	Description of Securities

2.9	Registrant’s Form of Class Z Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K, furnished with the Securities and Exchange Commission on March 23, 2021 (File No. 001-38429))

4.1	Amended and Restated 2018 Share Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the Form 20-F, as amended, initially filed on March 27, 2020 (File No. 001-38429))

Exhibit Number	Description of Document

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.4	English translation of the form of Power of Attorney granted by the shareholders of VIEs (incorporated herein by reference to Exhibit 4.5 to the Form 20-F, as amended, initially filed on April 25, 2022 (File No. 001-38429))

4.5	English translation of the form of Equity Pledge Agreement among a WFOE, a VIE and shareholders of such VIE (incorporated herein by reference to Exhibit 4.6 to the Form 20-F, as amended, initially filed on April 25, 2022 (File No. 001-38429))

4.6	English translation of the form of Exclusive Business Cooperation Agreement between a WFOE and a VIE (incorporated herein by reference to Exhibit 4.7 to the Form 20-F, as amended, initially filed on April 25, 2022 (File No. 001-38429))

4.7	English translation of the form of Exclusive Option Agreement among a WFOE, a VIE and shareholders of such VIE (incorporated herein by reference to Exhibit 4.8 to the Form 20-F, as amended, initially filed on April 25, 2022 (File No. 001-38429))

4.8	English translation of the Letter of Undertakings granted by spouses of the shareholders of VIEs (incorporated herein by reference to Exhibit 4.9 to the Form 20-F, as amended, initially filed on April 25, 2022 (File No. 001-38429))

4.10	Share Purchase Agreement between the Registrant and other parties thereto, dated April 1, 2017 (incorporated herein by reference to Exhibit 10.15 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.11	Share Purchase and Investor Rights Agreement entered between Bilibili Inc. and Tencent Mobility Limited dated as of October 3, 2018 (incorporated herein by reference to Exhibit 4.16 to the Form 20-F, as amended, initially filed on March 29, 2019 (File No. 001-38429))

8.1*	Major subsidiaries and the Consolidated Affiliated Entities of the Registrant

11.1	Amended Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the Form 20-F, as amended, initially filed on April 25, 2022 (File No. 001-38429))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Walkers (Hong Kong)

15.2*	Consent of Jingtian & Gongcheng

Exhibit Number	Description of Document

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

101.INS**	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH**	Inline XBRL Taxonomy Extension Scheme Document

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.

* *	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Bilibili Inc.

By:	/s/ Rui Chen
	Name:	Rui Chen
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 27, 2023

Report of Independent Registered Public Accounting Firm
To the
Board of Directors and Shareholders of Bilibili Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Bilibili Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control - Integrated Framework
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
Revenue recognition for in-game virtual items
As described in Note 2(v) to the consolidated financial statements, revenues from mobile game services were RMB5,021.3 million for the year ended December 31, 2022. Management recognized revenue from the sale of in-game
virtual items in exclusively distributed mobile games over the estimated average playing period of paying players, starting from the point-in-time
when related
in-game
virtual items are delivered to the paying players’ accounts. Management has estimated the average playing period of paying players for each game, usually between two to nine months. Management estimated the average playing period of paying players for each game, which involved the use of assumptions, including the churn rates and the similarities between newly-launched games and existing games, when a new game is launched and only a limited period of paying player data is available.
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
games.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the estimation of the average playing period of paying players for each game. These procedures also included, among others, testing management’s process to estimate the average playing period of paying players by (i) testing the completeness and accuracy of data used; (ii) testing the mathematic accuracy of the calculation; and (iii) evaluating the reasonableness of the churn rates with reference to historical data, and the reasonableness of the underlying assumption of the similarities between newly-launched games and existing games based on the characteristics of mobile games and playing patterns of paying players.
/s/PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 27, 2023
We have served as the Company’s auditor since 2017

F-
4

BILIBILI INC.
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share data)

	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
			Note 2(e)
Assets
Current assets:
Cash and cash equivalents	7,523,108	10,172,584	1,474,886
Time deposits	7,632,334	4,767,972	691,291
Restricted cash	—	14,803	2,146
Accounts receivable, net	1,382,328	1,328,584	192,627
Amount due from related parties	2,041,316	1,594,920	231,242
Prepayments and other current assets	2,807,048	1,950,573	282,806
Short-term investments	15,060,722	4,623,452	670,338

Total current assets	36,446,856	24,452,888	3,545,336

Non-current assets:
Property and equipment, net	1,350,256	1,227,163	177,922
Production cost, net	1,083,772	1,929,622	279,769
Intangible assets, net	3,835,600	4,326,790	627,326
Deferred tax assets	36,355	43,591	6,320
Goodwill	2,338,303	2,725,130	395,107
Long-term investments, net	5,502,524	5,651,018	819,321
Other long-term assets	1,459,485	1,474,368	213,762

Total non-current assets	15,606,295	17,377,682	2,519,527

Total assets	52,053,151	41,830,570	6,064,863

Liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB14,967.9 million and RMB19,744.2 million as of December 31, 2021 and 2022, respectively)
Current liabilities:
Accounts payable	4,360,906	4,291,656	622,232
Salary and welfare payable	995,451	1,401,526	203,202
Taxes payable	203,770	316,244	45,851
Short-term loan and current portion of long-term debt	1,232,106	6,621,386	960,011
Deferred revenue	2,645,389	2,819,323	408,763
Accrued liabilities and other payables	2,416,955	1,534,962	222,548
Amount due to related parties	216,434	108,307	15,703

Total current liabilities	12,071,011	17,093,404	2,478,310

Non-current liabilities:
Long-term debt	17,784,092	8,683,150	1,258,938
Other long-term liabilities	481,982	814,429	118,082

Total non-current liabilities	18,266,074	9,497,579	1,377,020

Total liabilities	30,337,085	26,590,983	3,855,330

Commitments and contingencies (Note 19)

F-
5

BILIBILI INC.
CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except for share data)

	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
			Note 2(e)
Shareholders’ equity
Ordinary shares:
Class Y Ordinary Shares (US$0.0001 par value; 100,000,000 shares authorized, 83,715,114 shares issued and outstanding as of December 31, 2021; US$0.0001 par value; 100,000,000 shares authorized, 83,715,114 shares issued and outstanding as of December 31, 2022)	52	52	8
Class Z Ordinary Shares (US$0.0001 par value; 9,800,000,000 shares authorized, 309,656,738 shares issued, 306,889,473 shares outstanding as of December 31, 2021; 9,800,000,000 shares authorized, 316,202,303 shares issued, 310,864,471 shares outstanding as of December 31, 2022)	199	201	29
Additional paid-in capital	35,929,961	36,623,161	5,309,859
Statutory reserves	24,621	36,173	5,245
Accumulated other comprehensive (loss)/income	(279,862)	58,110	8,425
Accumulated deficit	(13,971,304)	(21,479,869)	(3,114,288)

Total Bilibili Inc.’s shareholders’ equity	21,703,667	15,237,828	2,209,278

Noncontrolling interests	12,399	1,759	255

Total shareholders’ equity	21,716,066	15,239,587	2,209,533

Total liabilities and shareholders’ equity	52,053,151	41,830,570	6,064,863

The accompanying notes are an integral part of these consolidated financial statements.

F-
6

BILIBILI INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(e)
Net revenues	11,998,976	19,383,684	21,899,167	3,175,081

Cost of revenues	(9,158,800)	(15,340,537)	(18,049,872)	(2,616,986)

Gross profit	2,840,176	4,043,147	3,849,295	558,095
Operating expenses:
Sales and marketing expenses	(3,492,091)	(5,794,853)	(4,920,745)	(713,441)
General and administrative expenses	(976,082)	(1,837,506)	(2,521,134)	(365,530)
Research and development expenses	(1,512,966)	(2,839,862)	(4,765,360)	(690,912)

Total operating expenses	(5,981,139)	(10,472,221)	(12,207,239)	(1,769,883)

Loss from operations	(3,140,963)	(6,429,074)	(8,357,944)	(1,211,788)
Other income/(expense): Investment income/(loss), net (including impairments)	28,203	(194,183)	(532,485)	(77,203)
Interest income	83,301	70,367	281,051	40,749
Interest expense	(108,547)	(155,467)	(250,923)	(36,380)
Exchange gains/(loss es )	41,717	(15,504)	(19,745)	(2,863)
Debt extinguishment gain	—	—	1,318,594	191,178
Others, net	95,641	10,411	157,944	22,900

Total other income/(expense), net	140,315	(284,376)	954,436	138,381

Loss before income tax expenses	(3,000,648)	(6,713,450)	(7,403,508)	(1,073,407)
Income tax	(53,369)	(95,289)	(104,145)	(15,100)

Net loss	(3,054,017)	(6,808,739)	(7,507,653)	(1,088,507)
Accretion to redeemable noncontrolling interests	(4,292)	—	—	—
Net loss attributable to noncontrolling interests	46,605	19,511	10,640	1,542

Net loss attributable to the Bilibili Inc.’s shareholders	(3,011,704)	(6,789,228)	(7,497,013)	(1,086,965)

Net loss	(3,054,017)	(6,808,739)	(7,507,653)	(1,088,507)

Other comprehensive ( loss ) / income:
Foreign currency translation adjustments	(325,100)	(420,991)	337,972	49,001
Total other comprehensive ( loss ) /income	(325,100)	(420,991)	337,972	49,001

Total comprehensive loss	(3,379,117)	(7,229,730)	(7,169,681)	(1,039,506)

Accretion to redeemable noncontrolling interests	(4,292)	—	—	—
Comprehensive loss attributable to noncontrolling interests	46,605	19,511	10,640	1,542

Comprehensive loss attributable to the Bilibili Inc.’s shareholders	(3,336,804)	(7,210,219)	(7,159,041)	(1,037,964)

Net loss per share, basic	(8.71)	(17.87)	(18.99)	(2.75)
Net loss per share, diluted	(8.71)	(17.87)	(18.99)	(2.75)
Net loss per ADS, basic	(8.71)	(17.87)	(18.99)	(2.75)
Net loss per ADS, diluted	(8.71)	(17.87)	(18.99)	(2.75)
Weighted average number of ordinary shares, basic	345,816,023	379,898,121	394,863,584	394,863,584
Weighted average number of ordinary shares, diluted	345,816,023	379,898,121	394,863,584	394,863,584
Weighted average number of ADS, basic	345,816,023	379,898,121	394,863,584	394,863,584
Weighted average number of ADS, diluted	345,816,023	379,898,121	394,863,584	394,863,584
Share-based compensation expenses included in:
Cost of revenues	37,087	76,232	69,096	10,018
Sales and marketing expenses	40,808	53,452	59,041	8,560
General and administrative expenses	181,753	553,526	554,976	80,464
Research and development expenses	126,250	316,607	357,570	51,843
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

BILIBILI INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)
(All amounts in thousands, except for share data)

	Ordinary shares
	Class Y Ordinary Shares		Class Z Ordinary Shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income /(loss)	Accumulated deficit	Noncontrolling interests	Total shareholders’ equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2020	83,715,114	52	268,204,838	172	14,616,302	17,884	141,129	(7,175,339)	182,004	7,782,204
Net loss	—	—	—	—	—	—	—	(6,789,228)	(19,511)	(6,808,739)
Share-based compensation	—	—	—	—	999,817	—	—	—	—	999,817
Share issuance from exercise of share options	—	—	3,262,562	3	—	—	—	—	—	3
Share issuance upon secondary public offering (“HK IPO”), net of issuance costs of HKD337,143	—	—	28,750,000	18	19,266,792	—	—	—	—	19,266,810
Acquisition of subsidiaries	—	—	2,056,825	1	632,747	—	—	—	(14,749)	617,999
Issuance of Class Z ordinary shares related to long-term investments	—	—	1,045,700	1	(1)	—	—	—	—	—
Share issuance upon the conversion of convertible senior notes	—	—	2,854,277	3	449,908	—	—	—	—	449,911
Capital injection in subsidiaries by noncontrolling interests	—	—	—	—	—	—	—	—	2,187	2,187
Appropriation to statutory reserves	—	—	—	—	—	6,737	—	(6,737)	—	—
Purchase of noncontrolling interests	—	—	715,271	1	(35,604)	—	—	—	(137,532)	(173,135)
Foreign currency translation adjustment	—	—	—	—	—	—	(420,991)	—	—	(420,991)

Balance at December 31, 2021	83,715,114	52	306,889,473	199	35,929,961	24,621	(279,862)	(13,971,304)	12,399	21,716,066

The accompanying notes are an integral part of these consolidated financial statements.
F-
9

BILIBILI INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)
(All amounts in thousands, except for share data)

	Ordinary shares
	Class Y Ordinary Shares		Class Z Ordinary Shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive ( loss )/ income	Accumulated deficit	Noncontrolling interests	Total shareholders’ equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2021	83,715,114	52	306,889,473	199	35,929,961	24,621	(279,862)	(13,971,304)	12,399	21,716,066

Net loss	—	—	—	—	—	—	—	(7,497,013)	(10,640)	(7,507,653)
Share-based compensation	—	—	—	—	1,040,683	—	—	—	—	1,040,683
Share issuance from exercise of share options	—	—	3,929,433	4	—	—	—	—	—	4
Purchase of noncontrolling interests	—	—	45,000	*	*	—	—	—	—	—
Share issuance upon the conversion of convertible senior notes	—	—	565	*	96	—	—	—	—	96
Repurchase of shares	—	—	(2,640,832)	(2)	(347,579)	—	—	—	—	(347,581)
Appropriation to statutory reserves	—	—	—	—	—	11,552	—	(11,552)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	337,972	—	—	337,972

Balance at December 31, 2022	83,715,114	52	308,223,639	201	36,623,161	36,173	58,110	(21,479,869)	1,759	15,239,587

*	Less than 1.
The accompanying notes are an integral part of these consolidated financial statements.

F-
10

BILIBILI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	For the Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net loss	(3,054,017)	(6,808,739)	(7,507,653)	(1,088,507)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation of property and equipment	326,512	538,601	755,452	109,530
Amortization of intangible assets	1,395,129	1,903,226	2,581,325	374,257
Amortization of right-of-use assets	96,235	161,873	229,295	33,245
Amortization of debt issuance costs	19,291	25,234	48,167	6,984
Share-based compensation expenses	385,898	999,817	1,040,683	150,885
Allowance for doubtful accounts	99,165	189,165	130,549	18,928
Inventory provision	6,218	24,454	191,088	27,705
Deferred income taxes	(13,466)	(21,492)	(36,495)	(5,291)
Unrealized exchange (gains)/losses	(3,018)	(6,592)	2,277	330
Unrealized fair value changes of investments	(50,641)	200,274	251,383	36,447
Loss on disposal of property and equipment	—	611	748	108
Termination expenses of certain game projects	—	—	525,762	76,228
Gain from disposal of subsidiaries and long-term investments	—	(4,413)	(178,378)	(25,862)
Loss from equity method investments	50,531	37,179	211,620	30,682
Revaluation of previously held equity interests	—	31,462	(152,153)	(22,060)
Impairments of long-term investments	8,000	91,493	465,645	67,512
Gain of convertible senior notes repurchase	—	—	(1,318,594)	(191,178)
Changes in operating assets and liabilities:
Accounts receivable	(417,237)	(429,460)	(59,866)	(8,680)
Amount due from related parties	17,015	8,792	(74,117)	(10,746)
Prepayments and other assets	(610,592)	(1,747,744)	(556,214)	(80,644)
Other long-term assets	(245,224)	(138,396)	(444,326)	(64,421)
Accounts payable	816,103	1,056,847	46,862	6,794
Salary and welfare payable	374,442	254,213	396,113	57,431
Taxes payable	54,381	77,365	130,684	18,947
Deferred revenue	734,786	494,551	173,935	25,218
Accrued liabilities and other payables	651,651	319,702	(1,026,319)	(148,803)
Amount due to related parties	—	—	(21,210)	(3,075)
Other long-term liabilities	111,941	94,969	282,367	40,939

Net cash provided by/(used in) operating activities	753,103	(2,647,008)	(3,911,370)	(567,097)

Cash flows from investing activities:
Purchase of property and equipment	(602,122)	(965,410)	(760,427)	(110,252)
Purchase of intangible assets	(1,636,877)	(2,721,799)	(1,977,897)	(286,768)
Purchase of short-term investments	(26,731,176)	(71,748,847)	(70,578,711)	(10,232,951)
Maturities of short-term investments	24,921,538	60,524,888	81,698,532	11,845,174
Cash consideration paid for purchase of subsidiaries; net of cash acquired	(498,854)	(521,984)	(1,179,764)	(171,050)
Cash paid for long-term investments including loans	(1,261,161)	(6,716,491)	(1,466,311)	(212,595)
Repayment of loans from investees	3,500	539,225	596,766	86,523
Cash received from disposal/return of long-term assets	135,254	74,604	612,214	88,762
Placements of time deposits	(10,907,296)	(10,697,444)	(10,245,026)	(1,485,389)
Maturities of time deposits	7,670,373	7,655,147	13,909,967	2,016,756
Impact to cash resulting from deconsolidation of subsidiaries	—	—	(125)	(18)

Net cash (used in)/provided by investing activities	(8,906,821)	(24,578,111)	10,609,218	1,538,192

Cash flows from financing activities:
Proceeds of short-term loan	200,000	1,332,597	1,701,532	246,699
Repayment of short-term loan	(100,000)	(214,882)	(1,450,627)	(210,321)
Repurchase of noncontrolling interests	(280,271)	(104,696)	(56,741)	(8,227)
Capital injections from noncontrolling interests	103,450	2,187	—	—
Proceeds from exercise of employees’ share options	3	3	4	1
Proceeds from issuance of ordinary shares, net of issuance costs of US$563, HKD337,143 and nil, respectively	2,817,458	19,288,423	—	—
Repurchase of convertible senior notes	—	—	(4,201,506)	(609,161)
Repurchase of shares	—	—	(347,581)	(50,395)
Proceeds from issuance of convertible senior notes, net of issuance costs of US$13,857, US$23,402 and nil, respectively	5,594,779	10,085,520	—	—

Net cash provided by/(used in) financing activities	8,335,419	30,389,152	(4,354,919)	(631,404)

Effect of exchange rate changes on cash and cash equivalents and restricted cash held in foreign currencies	(466,252)	(319,034)	321,350	46,593
Net (decrease)/increase in cash and cash equivalents and restricted cash	(284,551)	2,844,999	2,664,279	386,284
Cash and cash equivalents and restricted cash at beginning of the year	4,962,660	4,678,109	7,523,108	1,090,748

Cash and cash equivalents and restricted cash at end of the year	4,678,109	7,523,108	10,187,387	1,477,032

Including:
Cash and cash equivalents at end of the year	4,678,109	7,523,108	10,172,584	1,474,886
Restricted cash at end of the year	—	—	14,803	2,146
Supplemental disclosures of cash flows information:
Cash paid for income taxes, net of tax refund	54,022	73,717	80,591	11,685
Cash paid for interest expense	86,167	116,226	200,172	29,022
Supplemental schedule of non-cash investing and financing activities:
Accretion to redeemable noncontrolling interests	5,964	—	—	—
Property and equipment purchases financed by accounts payable	25,797	183,203	46,066	6,679
Acquisitions and investments financed by payables	125,363	731,503	202,018	29,290
Intangible assets purchases financed by payables	746,404	830,596	824,929	119,603
Issuance of ordinary shares in the business combination, purchase of noncontrolling interests and investment addition	889,957	1,207,980	—	—
Issuance of ordinary shares in connection with debt conversion	—	449,914	96	14
The accompanying notes are an integral part of these consolidated financial statements.

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Operations
Bilibili Inc. (the “Company” or “Bilibili”) is an iconic brand and a leading video community for young generations in China. Incorporated as a limited liability company in the Cayman Islands in December 2013, the Company, through its consolidated subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”), is primarily engaged in the operation of providing online entertainment services to users in the People’s Republic of China (the “PRC” or “China”).
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
On October 3, 2022
(the “Primary Conversion Effective Date”), the
Company’s voluntary conversion of its secondary listing status to primary listing on the main board of the Hong Kong Stock Exchange became effective. The Company became a dual-primary listed company on the main board of Hong Kong Stock Exchange in Hong Kong and the
 Nasdaq
Global Select Market in the United States.
As of December 31, 2022, the Company’s major subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

Major Subsidiaries	Place and Year of Incorporation	Percentage of Direct or Indirect Economic Ownership	Principal Activities
Bilibili HK Limited	Hong Kong, 2014	100	Investment holding
Hode HK Limited	Hong Kong, 2014	100	Investment holding
Chaodian HK Limited	Hong Kong, 2019	100	Investment holding
Bilibili Co., Ltd.	Japan, 2014	100	Business development
Hode Shanghai Limited (“Hode Shanghai”)	PRC, 2014	100	Technology development
Shanghai Bilibili Technology Co., Ltd.	PRC, 2016	100	Technology development
Chaodian (Shanghai) Technology Co., Ltd .	PRC, 2019	100	E-commerce and advertising

Major VIEs and VIEs’ subsidiaries	Place and Year of Incorporation Acquisition	Percentage of Direct or Indirect Economic Interest	Principal Activities
Shanghai Hode Information Technology Co., Ltd. (“Hode Information Technology”)	PRC, 2013	100*	Mobile game operation
Shanghai Kuanyu Digital Technology Co., Ltd. (“Shanghai Kuanyu”)	PRC, 2014	100*	Video distribution and game distribution
Sharejoy Network Technology Co., Ltd. (“Sharejoy Network”)	PRC, 2014	100*	Game distribution
Shanghai Hehehe Culture Communication Co., Ltd. (“Shanghai Hehehe”)	PRC, 2014	100*	Comics distribution
Shanghai Anime Tamashi Cultural Media Co., Ltd. (“Shanghai Anime Tamashi”)	PRC, 2015	100*	E-commerce

*	Hode Shanghai is the primary beneficiary of the major VIEs and VIEs’ subsidiaries .

F-1
2

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Operations (Continued)

Contractual agreements with major VIEs
In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content services, the Group operates its restricted businesses in the PRC through the VIEs, whose equity interests are held by certain founders of the Group. The Company obtained control over these VIEs by entering into a series of contractual arrangements with the legal shareholders who are also referred to as nominee shareholders. These nominee shareholders are the legal owners of the VIEs. However, the rights of those nominee shareholders have been transferred to the Company through the contractual arrangements.
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
Powers of Attorney
. Pursuant to the powers of attorney, each of the nominee shareholders of the VIEs, executed a power of attorney to irrevocably appoint the Company’s relevant subsidiaries or its designated person as nominee shareholder’s attorney-in-fact
to exercise all of the rights as a shareholder of the VIEs, including, but not limited to, the right to convene and attend shareholders’ meeting, vote on any resolution that requires a shareholder vote, such as the appointment or removal of directors and executive officers, other voting rights pursuant to the then-effective articles of association of the VIEs and transfer of VIE’s assets. The powers of attorney will remain in force for so long as the nominee shareholders remain shareholders of the VIEs. The powers of attorney were amended on December 23, 2020, which were extended the life to an indefinite term commencing from December 23, 2020 and will be terminated in the event that (i) the power of attorney is unilaterally terminated by the Company’s relevant subsidiaries; or (ii)it is legally permissible for the Company or any of the subsidiaries to hold equity interests directly or indirectly in VIEs or their designated person is registered to be the sole shareholder of VIEs.
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

The following combined financial information of the Group’s VIEs as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 included in the accompanying consolidated financial statements of the Group was as follows:

	December 31, 2021	December 31, 2022

	RMB in thousands
Cash and cash equivalents	377,114	1,590,440
Time deposits	6,997	4,186
Accounts receivable, net	524,311	619,927
Amounts due from Group companies	391,951	507,849
Amount due from related parties	101,983	119,857
Prepayments and other current assets	1,806,185	883,903
Short-term investments	927,124	272,340
Long-term investments, net	1,745,466	1,852,740
Other non-current assets	4,926,989	5,852,315

Total assets	10,808,120	11,703,557

Accounts payable	3,164,301	3,452,192
Salary and welfare payables	343,008	343,786
Taxes payable	128,817	165,162
Short-term loan	400,000	400,000
Deferred revenue	2,192,460	2,138,539
Accrued liabilities and other payables	1,184,523	531,188
Amounts due to the Group companies	7,214,146	12,415,760
Amounts due to related parties	117,901	27,929
Other long-term liabilities	222,719	269,623

Total liabilities	14,967,875	19,744,179

Total Bilibili Inc’s shareholders’ deficit	(4,170,459)	(8,042,238)
Noncontrolling interests	10,704	1,616

Total shareholders’ deficit	(4,159,755)	(8,040,622)

Total liabilities and shareholders’ deficit	10,808,120	11,703,557

F-1
7

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Operations (Continued)

	For the Year Ended December 31,
	2020	2021	2022

	RMB in thousands
Third-party revenues	9,651,207	12,867,536	14,876,639
Inter-company revenues	667,765	1,574,896	1,198,107

Total revenues	10,318,972	14,442,432	16,074,746
Third-party costs and expenses	(9,931,047)	(16,283,295)	(18,436,865)
Inter-company consulting and services costs and expenses	(1,021,596)	(593,272)	(726,875)
Other inter-company costs and expenses	(201,587)	(271,096)	(418,667)

Total costs and expenses	(11,154,230)	(17,147,663)	(19,582,407)
Gain/(Loss) from non-operations	8,368	(163,146)	(268,584)

Loss before income tax expenses	(826,890)	(2,868,377)	(3,776,245)
Income tax	(27,080)	(38,997)	(89,660)

Net loss	(853,970)	(2,907,374)	(3,865,905)
Net loss attributable to noncontrolling interests	8,501	10,367	9,088

Net loss attributable to Bilibili Inc.’s shareholders	(845,469)	(2,897,007)	(3,856,817)

	For the Year Ended December 31,
	2020	2021	2022

	RMB in thousands
Consulting and services charges to Group companies	(1,074,899)	(637,787)	(610,600)
Other operating cashflow from Group companies	586,017	1,683,907	3,863,991
Operating cashflow from/(to) third-parties	1,965,376	(1,729,079)	(2,339,697)

Net cash provided by/ (used in) operating activities	1,476,494	(682,959)	913,694

Purchase of short-term investments	(13,973,904)	(12,610,305)	(7,335,115)
Maturities of short-term investments	13,498,485	12,954,425	7,970,552
Placements of time deposits	(25,515)	(39,318)	(1,270)
Maturities of time deposits	7,896	54,319	4,444
Other investing activities	(1,928,125)	(3,265,756)	(2,188,712)

Net cash used in investing activities	(2,421,163)	(2,906,635)	(1,550,101)

Investments and loans from Group companies	990,287	3,307,226	1,884,890
Other financing activities	100,000	300,000	—

Net cash provided by financing activities	1,090,287	3,607,226	1,884,890

F-1
8

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Operations (Continued)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to RMB494.1 million, as of December 31, 2021 and 2022, as well as certain non-distributable
statutory reserves amounting to RMB22.6 million and RMB24.1 million, respectively, as of December 31, 2021 and 2022. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.
There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.
Liquidity
The Group incurred net losses of RMB3,054.0 million, RMB6,808.7 million and RMB7,507.7million for the years ended December 31, 2020, 2021 and 2022, respectively. Net cash provided by operating activities was RMB753.1 million for the year ended December 31, 2020, and net cash used in operating activities was RMB2,647.0 million, RMB3,911.4 million for the years ended December 31, 2021 and 2022, respectively. Accumulated deficit was RMB13,971.3 million and RMB 21,479.9 million as of December 31, 2021 and 2022, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments. Historically, the Group has relied principally on both operational sources of cash and non-operational
sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. In the past, the Group has been continuously receiving financing support from outside investors. In 2020, the Company completed an offering of convertible senior notes due 2027 (the “2027 Notes”) raising US$786.1 million (RMB5,594.8 million), after deducting commissions and offering expenses, and the Company issued 17,310,696 Class Z Ordinary Shares to Sony Corporation of America (“SCA”), a wholly owned subsidiary of Sony Corporation (“Sony”), raising US$399.4 million (RMB2,817.5 million), after deducting offering expenses. In 2021, the Company successfully listed its Class Z ordinary shares on the main board of the Hong Kong Stock Exchange, raising HKD22.9 billion (RMB19.3 billion), after deducting commissions and offering expenses, and the Company completed an offering of convertible senior notes due December 2026 (the “December 2026 Notes”), raising US$1,576.6 million (RMB10.1 billion), after deducting commissions and offering expenses. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. Based on the above considerations, the Group believes the cash and cash equivalents and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the consolidated financial statements. The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

F-1
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
Translations of balances on the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 6.8972 , representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2022. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2022, or at any other rate.

F-
2
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
The Group’s financial instruments include cash and cash equivalents, restricted cash, time deposits, accounts receivable, amounts due from/to related parties, short-term investments, accounts payable, short-term loan, accrual liabilities and other payables of which the carrying values approximate their fair values. Please see Note 22 for additional information.

F-2
2

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

g)	Cash and cash equivalents, restricted cash and time deposits
Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in the United States of America and China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2021 and 2022, there were cash on hand and demand deposits with terms of and less than three months denominated in U.S. dollars amounting to approximately US$999.9 million and US$866.7 million, respectively (equivalent to approximately RMB6,375.1 million and RMB6,036.1million, respectively). As of December 31, 2021 and 2022, the Group had cash held in accounts managed by online payment platforms such as Alipay and Paypal in connection with the collection of online service fees for a total amount of RMB50.7 million and RMB51.4 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.
As of December 31, 2021 and 2022, the Group had approximately RMB
1,554.5
million and RMB4,429.7million cash and cash equivalents
and restricted cash
held by its PRC subsidiaries and the VIEs, representing
21
% and
43
% of total cash and cash equivalents of the Group, respectively.
Time deposits represent deposits placed with banks with original maturities more than three months but less than one year. As of December 31, 2021 and 2022, there were time deposits denominated in U.S. dollars amounting to approximately US$1,197.1 million, and US$684.6 million, respectively (equivalent to approximately RMB7,632.3 million and RMB4,768.0 million, respectively).
The Group had no other lien arrangements for the years ended December 31, 2020, 2021 and 2022. Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the consolidated balance sheets. As of December 31, 2021 and 2022, the restricted cash balance was nil and RMB14.8 million.

h)	Receivables, net
Starting from January 1, 2020, the Group adopted
ASU No. 2016-13, “
Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments
” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group used a modified retrospective approach with a cumulative-effect increase of approximately RMB17.9 million recorded in accumulated deficit.
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

The Group recorded a provision for current expected credit loss. The following table sets out movements of the allowance for doubtful accounts for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2020	2021	2022

	RMB in thousands
Beginning balance prior to ASC 326	17,696	—	—
Impact of adoption to ASC 326	17,900	—	—
Beginning balance	35,596	121,003	292,473
Provisions	99,165	189,165	130,549
Write-offs	(13,758)	(17,695)	(117,487)

Ending balance	121,003	292,473	305,535

i)	Inventories, net
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

Licensed copyrights of content	shorter of the licensed period or projected useful life of the content, mainly vary from 1 to 10 years

License rights of mobile games	shorter of the licensed period or projected useful life of mobile games, mainly vary from 1 to 3 years

Intellectual property and others	1 - 10 years, based on the underlying intangible assets expected to contribute to the future cash flows
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
The Group, therefore, chooses the quantitative assessment directly and performs the goodwill impairment test by comparing the fair value of the reporting unit with it carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the fair value.
Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The estimated fair value of reporting unit is determined using either an income approach or a market approach, when appropriate. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Group as a whole is determined to be one reporting unit for goodwill impairment testing. The Group applied the quantitative assessment and performed the goodwill impairment test by quantitatively comparing the fair values of the reporting unit to it carrying amounts. The Group determines the fair value of the reporting unit based on its quoted stock price, and no impairment charge was recognized for any of the periods presented.

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
Research and development expenses mainly consist of payroll-related expenses incurred for the innovation of video function, development and enhancement to the Group’s websites, platforms of applications, development of online games and the termination of certain game projects.
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
Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and other compensation-related expenses to the Group’s sales and marketing personnel. Marketing and promotional expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all marketing and promotion costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2020, 2021 and 2022, the marketing and promotional expenses were RMB3,006.0 million, RMB5,102.9 million and RMB4,051.3 million, respectively.

p)	General and administrative expenses
General and administrative expenses consist primarily of salaries and other compensation-related expenses to the Group’s general and administrative personnel, professional fees, severance cost, rental expenses and allowance for doubtful accounts.

F-2
7

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

q)	Leases
The Group recognizes the
right-of-use
assets recorded in “Other long-term assets” and corresponding short-term leasing liabilities recorded in “Accrued liabilities and other payables” and long-term leasing liabilities recorded in “Other long-term liabilities” respectively on the consolidated balance sheet.
The Group elected to not recognize lease assets and lease liabilities for leases with a term of twelve months or less, and to not separate non-lease
components from lease components. Under ASC 842, the Group determines if an arrangement is or contains a lease at inception.
Right-of-use
assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group considers only payments that are fixed and determinable at the time of lease commencement.
The Group leases office space under
non-cancelable
operating lease agreements, which expire at various dates through 2026. As of December 31, 2021 and 2022, the Group’s operating leases had a weighted average remaining lease term of 2.7 years and 3.3 years and a weighted average discount rate of 4.75% and 4.75%, respectively. Future lease payments under operating leases as of December 31, 2022 were as follows:

December 31, 2022
RMB in thousands
2023	245,028
2024	233,819
2025	195,215
2026	116,212

Total future lease payments	790,274
Impact of discounting remaining lease payments	(64,937)
Total lease liabilities	725,337

Operating lease cost for the years ended December 31, 2020, 2021 and 2022 was RMB107.2 million, 177.4 million and RMB 275.1 million, respectively, which excluded cost of short-term contracts. Short-term lease cost for the year
s
ended December 31, 2020, 2021 and 2022 was immaterial. Supplemental cash flow information related to operating leases was as follows:

	For the Year Ended December 31,
	2020	2021	2022

	RMB in thousands
Cash payments for operating leases	107,772	161,997	200,376
Right-of-use assets obtained in exchange for operating lease liabilities	260,867	152,481	467,765

F-2
8

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

r)	Share-based compensation
Share based compensation expenses arise from share-based awards, including share options and restricted share units (“RSUs”) for the purchase of the Company’s ordinary shares. The Group accounts for share-based awards granted to employees in accordance with ASC 718
Compensation -
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
The Group recognizes the estimated compensation cost of restricted share units based on the fair value of its ordinary shares on the date of the grant. The Group recognizes the compensation cost, net of estimated forfeitures, over a vesting term for service-based RSUs.
For share-based awards granted with service conditions only, share-based compensation expenses are recorded net of estimated forfeitures using straight-line method during the requisite service period, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.
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
Short-term investments
Short-term investments primarily include money market funds, financial products with variable interest rates referenced to performance of underlying assets issued by commercial banks or other financial institutions and investments in publicly traded companies with the intention to be sold within twelve months.
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
Short-term investments (continued)

For investments in publicly traded companies, the Group carries the investments at fair value at the end of each reporting period. Changes in the fair value of these investments are reflected on the consolidated statements of operations and comprehensive loss as “Investment income/(loss), net (including impairments)”.
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
Management regularly evaluates the impairment of these investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, historical financial performance, financing needs, and industry environment. An impairment loss recognized equals to the excess of the investment cost over its fair value at the end of each reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.
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

F-
30

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

t )	Investments (Continued)
Long-term investments, net (continued)

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
For investments in publicly traded companies with an intention of holding greater than one year, the Group carries the investments at fair value at the end of each reporting period. Changes in the fair value of these investments are reflected on the consolidated statements of operations and comprehensive loss as “Investment income/(loss), net (including impairments)”.

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
more-likely-than-not
threshold and a
two-step
approach for the tax position measurement and financial statement recognition. Under the two-step
approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not
that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likelihood of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under income tax expenses in its consolidated statements of operations and comprehensive loss. The Group did not have any material unrecognized uncertain tax positions as of and for the years ended December 31, 2020, 2021 and 2022, respectively. The Group also did not expect any material
increase or decrease in unrecognized tax liability within 12 months following the reporting date.

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
Mobile game services
Exclusively distributed mobile games
For the years ended December 31, 2020, 2021 and 2022, the Group primarily generates revenues from the sale of in-game
virtual items to enhance the game-playing experience.
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
The Group has estimated the average playing period of the paying players for each game, usually between two to nine months. The Group considers the average period that players typically play the games and other game player behavior patterns, as well as various other factors to arrive at the best estimates for the estimated playing period of the paying players. To compute the estimated average playing period for paying players, the Group considers the initial purchase date as the starting point of a paying player’s lifespan. The Group tracks populations of paying players who made their initial purchases during the interval period (the “Cohort”) and tracks each Cohort to understand the subsequent churn rate of the paying players of each Cohort, i.e. the number of paying players from each Cohort who left subsequent to their initial purchases. To determine the ending point of a paying player’s lifespan beyond the date for which observable data are available, the Group extrapolates the actual observed churn rate to arrive at an estimated weighted average playing lifespan for paying players of the selected games. If a new game is launched and only a limited period of paying player data is available, then the Group considers other qualitative factors, such as the playing patterns for paying players for other games with similar characteristics with the new game. While the Group believes its estimates to be reasonable based on available game player information, the Group may revise such estimates based on new information indicating a change in the game player behavior patterns and any adjustments are applied prospectively.
The Group applies portfolio approach in estimating the average playing period of the paying players for the recognition of mobile game revenue given that the effect of applying a portfolio approach to a group game players’ behaviors would not differ materially from considering each one of them individually.
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

Valued added services (“VAS”)
The Group offers premium membership, live broadcasting, comic
s
and other paid contents to the customers.
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
Sales incentives to customers
The Group provides various sales incentives to its customers, including cash incentives in the form of commissions to certain third-party advertising agencies and noncash incentives such as discounts and advertising services provided free of charge in certain bundled arrangements, which are negotiated on a contract-by-contract basis with customers. The Group accounts for these incentives granted to customers as variable consideration in accordance with ASC 606. The amount of variable consideration is measured based on the most likely amount of incentive to be provided to customers.

F-
34

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

v)	Revenue recognition (continued)

E-commerce
and other revenues
E-commerce
and other revenues are mainly from the sales of products through the Group’s
e-commerce
platform, as well as revenues from
e-sports
copyright sublicensing.
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
Deferred revenue relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance from game players in mobile games, from customers in advertising services, live broadcasting services and other VAS, and
e-commerce
platforms. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the receipts in advance balance at the beginning of the year was RMB1,238.8 million, RMB1,993.7 million and RMB2,583.6 million for the years ended December 31, 2020, 2021 and 2022, respectively.

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
The Group expenses the costs to obtain a contract as incurred when the amortization period is one year or less.
The following table presents the Group’s net revenues disaggregated by revenue sources:

	For the Year Ended December 31,
	2020	2021	2022

	RMB in thousands
Mobile games	4,803,382	5,090,926	5,021,290
Value-added services	3,845,663	6,934,886	8,715,170
Advertising	1,842,772	4,523,421	5,066,212
E-commerce and others	1,507,159	2,834,451	3,096,495

Total net revenues	11,998,976	19,383,684	21,899,167

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

F-
37

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
Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the exercise of outstanding share options and restricted shares units using the treasury stock method and ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes using the if-converted
method. The computation of diluted net loss per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net loss per share. Net loss per ordinary share is computed on Class Y Ordinary Shares and Class Z Ordinary Shares combined basis, because both classes have the same dividend rights in the Company’s undistributed net income.

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
Pursuant to the laws applicable to China’s Foreign Invested Enterprises (“FIE”), the Company’s subsidiaries that are FIEs in China have to make appropriations from their after-tax
profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax
profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion.
The following table presents the Group’s appropriations to general reserve funds and statutory surplus funds for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2020	2021	2022

	RMB in thousands
Appropriations to general reserve funds and statutory surplus funds	4,421	6,737	11,552

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
Comprehensive loss is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive (loss)/income, as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

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

F-3
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

ee)	Recently issued accounting pronouncements
In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Group for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Group does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.
Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

F-
40

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Concentrations and Risks

a)	Telecommunications service provider
The Group relied on telecommunications service providers and their affiliates for servers and bandwidth services
to support its operations for the years ended December 31, 2020, 2021 and 2022 as follows:

	For the Year Ended December 31,
	2020	2021	2022

	RMB in thousands
Total number of telecommunications service providers	116	126	153
Number of service providers providing 10% or more of the Group’s servers and bandwidth expenditure	3	3	3
Total percentage of the Group’s servers and bandwidth expenditure provided by 10% or greater service providers	55%	55%	45%

b)	Foreign currency exchange rate risk
The functional currency and the reporting currency of the Company are U.S. dollars and RMB, respectively. The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, time deposits, short-term and long-term investments, short-term loan, long-term debt and accounts payable denominated in the U.S. dollars. Most of the Group’s revenues, costs and expenses are denominated in RMB, while the short-term loan, long-term debt and a portion of cash and cash equivalents, time deposits, short-term and long-term investments, and accounts payable are denominated in U.S. dollars. Any significant fluctuation of RMB against U.S. dollars may materially and adversely affect the Group’s cash flows, revenues, earnings and financial positions.

c)	Credit risk
The Group’s financial instruments potentially subject to significant concentrations of credit risk primarily consist of cash and cash equivalents, time deposits, restricted cash, accounts receivable, and money market funds (recorded in the short-term investments) and financial products (recorded in the short-term and long-term investments) with variable interest rates referenced to performance of underlying assets issued by commercial banks and other financial institutions. As of December 31, 2021 and 2022, substantially all of the Group’s cash and cash equivalents and time deposits were held in major financial institutions located in the United States of America and China, which management consider being of high credit quality. Accounts receivable is typically unsecured and is primarily derived from revenue earned from mobile game services (mainly relates to remittances due from payment channels and distribution channels) and advertising services. There was no individual payment channel that had receivable balance exceeding 10% of the Group’s accounts receivable balance as of December 31, 2021 and 2022.

F-
41

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Concentrations and Risks (Continued)

d)	Major customers and supplying channels
No single customer represented 10% or more of the Group’s net revenues for the years ended December 31, 2020, 2021 and 2022.
The Group relied on a distribution channel to publish and generate the iOS version of its mobile games. Mobile game revenues generated through this distribution channel accounted for approximately 11% of the Group’s total net revenues for the year ended December 31, 2020. And there is no single distribution channel of mobile games generated 10% or more of the Group’s net revenues for the years ended December 31, 2021 and 2022.

e)	Mobile games
Mobile game revenues accounted for 40%, 26% and 23% of the Group’s total net revenues for the years ended December 31, 2020, 2021 and 2022, respectively.
One mobile game individually contributing more than 10% of the Group’s total net revenues for the year ended December 31, 2020 was as follows. No mobile games individually contributed more than 10% of the Group’s total net revenues for the year
s
ended December 31, 2021 and 2022.

	For the Year Ended December 31,
	2020	2021	2022
Mobile game 1	11%	N/A	N/A

4.	Prepayments and Other Current Assets
The following is a summary of prepayments and other
current
assets:

	December 31, 2021	December 31, 2022

	RMB in thousands
Prepayments for revenue sharing cost*	1,117,431	559,178
Inventories, net	455,767	437,451
Prepayments for sales tax	523,282	435,373
Prepayments of marketing and other operational expenses	181,764	125,685
Interest income receivable	10,927	79,641
Prepayments to inventory suppliers	94,746	76,598
Prepayments for content cost	73,496	62,564
Deposits	106,555	31,461
Loans to investees or ongoing investments	68,681	25,458
Prepayments/ receivables relating to jointly invested content	36,246	22,901
Others	138,153	94,263

Total	2,807,048	1,950,573

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
services to
end-users.

F-4
2

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.	Short-term Investments
The following is a summary of short-term investments:

	December 31, 2021	December 31, 2022
	RMB in thousands
Financial products	13,583,580	3,580,792
Investments in publicly traded companies	1,426,946	1,042,660
Money market funds	50,196	—

Total	15,060,722	4,623,452

For the years ended December 31, 2020, 2021 and 2022, the Group recorded investment income of RMB74.0 million, RMB138.3 million and RMB18.2 million related to short-term investments on the consolidated statements of operations and comprehensive loss, respectively.

6.	Property and Equipment, Net
The following is a summary of property and equipment, net:

	December 31, 2021	December 31, 2022

	RMB in thousands
Leasehold improvements	221,280	282,007
Servers and computers	2,277,947	2,830,434
Others	59,871	64,595

Total	2,559,098	3,177,036
Less: accumulated depreciation	(1,208,842)	(1,949,873)

Net book value	1,350,256	1,227,163

Depreciation expenses were RMB326.5 million, RMB538.6 million and RMB755.5 million for the years ended December 31, 2020, 2021 and 2022, respectively. No impairment was recognized for any of periods presented.

F-4
3

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	Intangible Assets, Net
The following is a summary of intangible assets, net:

	As of December 31, 2021
	Gross carrying value	Accumulated amortization	Net carrying value

	RMB in thousands
Licensed copyrights of content	5,567,213	(3,245,622)	2,321,591
License rights of mobile games	455,687	(229,559)	226,128
Intellectual property and others	1,674,232	(386,351)	1,287,881

Total	7,697,132	(3,861,532)	3,835,600

	As of December 31, 2022
	Gross carrying value	Accumulated amortization	Net carrying value

	RMB in thousands
Licensed copyrights of content	7,131,626	(4,622,992)	2,508,634
License rights of mobile games	427,726	(300,659)	127,067
Intellectual property and others	2,337,508	(646,419)	1,691,089

Total	9,896,860	(5,570,070)	4,326,790

Amortization expenses were RMB1,395.1 million, RMB 1,903.2 million and RMB2,581.3 million for the years ended December 31, 2020, 2021 and 2022, respectively. No impairment charge was recognized for any of the periods presented.
As of December 31, 2022, the licensed copyrights of content have weighted-average useful lives of 4.04 years. The intangible assets amortization expense for future years is expected to be as follows:

Intangible assets amortization expense
RMB in thousands
2023	1,443,225
2024	901,334
2025	533,749
2026	371,679
2027	242,666
Thereafter	834,137

Total expected amortization expense	4,326,790

8.	Goodwill

	December 31, 2021	December 31, 2022

	RMB in thousands
Beginning balance	1,295,786	2,338,303
Additions (Note 25)	1,042,517	386,827

Ending balance	2,338,303	2,725,130

No impairment charge was recognized for the years ended December 31, 2020, 2021 and 2022, respectively.

F-4
4

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.	Long-term Investments, Net
The Group’s long-term investments primarily consist of equity investments accounted for using the measurement alternative, equity investments accounted for using the equity method and other investments accounted for at fair value.

	December 31, 2021	December 31, 2022

	RMB in thousands
Equity investments accounted for using the measurement alternative	3,344,465	2,844,630
Equity investments accounted for using the equity method	1,235,289	1,923,144
Investments accounted for at fair value	922,770	883,244

Total	5,502,524	5,651,018

Equity investments using the measurement alternative
The Group elects to use measurement alternative for recording equity investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes, in accordance with ASU 2016-01. Under this measurement alternative, changes in the carrying value of the equity investments will be recognized in current earning, whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in “Investment income/(loss), net (including impairments)” equal to the difference between the carrying value and fair value.
Nil, RMB31.5 million
re-measurement
loss and RMB152.2
m
illion re-measurement gain of equity investments accounted for using the measurement alternative was recognized for the years ended
December 31, 2020, 2021 and 2022, respectively.
The Group recorded impairment charges for long-term investments of RMB8.0 million, RMB91.5 million and RMB465.6 million as “Investment income/(loss), net (including impairments)” for the years ended December 31, 2020, 2021 and 2022, respectively. When events or changes in circumstances that indicate the fair value of the investments may be less than their carrying value, included but not limited to, the investees’ unsatisfied financial performance with no obvious upturn or potential financing solutions in the foreseeable future, the Group made evaluation and determined the fair value of these investments was less than their carrying value and impairment loss was recognized accordingly.
The Company
disposes
several equity investments of the Group with the carrying amount of nil, RMB10.4 million, RMB493.1 million for the years ended December 31, 2020, 2021 and 2022, respectively. The difference between the consideration and their carrying value was recognized as “Investment income/(loss), net (including impairments)”. Nil, RMB0.8 million and RMB171.3 million disposal gain was recognized for the years ended December 31, 2020, 2021 and 2022, respectively.
Equity investments accounted for using the equity method
RMB50.5 million, RMB37.2 million and RMB211.6 million of the Group’s proportionate share of equity investee’s net loss, was recognized in “Investment income/(loss), net (including impairments)” for the years ended December 31, 2020, 2021 and 2022, respectively.
Investments accounted for at fair value
Investments accounted for at fair value primarily include financial products with variable interest rates referenced to performance of underlying assets and with original maturities more than one year and investments in publicly traded companies with an intention of holding more than one year. A gain of RMB24.9 million, and a loss of RMB156.0 million and RMB198.6 million resulted from the change in fair value was recognized in “Investment income/(loss), net (including impairments)” for the years ended December 31, 2020, 2021 and 2022, respectively.

F-4
5

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Taxation
Composition of income tax
The following table presents the composition of income tax expenses for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2020	2021	2022

	RMB in thousands
Current income tax expenses	48,081	102,715	122,451
Withholding income tax expenses	18,754	14,066	18,189
Deferred tax benefits	(13,466)	(21,492)	(36,495)

Total	53,369	95,289	104,145

a)	Income taxes
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
Hong Kong
Hong Kong profits tax has been provided for at the rate of 16.5% on the estimated assessable profits for the years ended December 31, 2020, 2021 and
2022, respectively.
China
The Enterprise Income Tax (“EIT Law”), which became effective on January 1, 2008, applies a uniform enterprise income tax (“EIT”) rate of 25%

to both foreign-invested enterprises (“FIEs”) and domestic companies. Preferential tax treatments will be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to entities otherwise classified as “Software Enterprises”, “Key Software Enterprises”, “Encouraged Enterprises” and/or “High and New Technology Enterprises” (“HNTEs”).
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

The following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2020	2021	2022
	%	%	%
Statutory income tax rate	25.00	25.00	25.00
Permanent differences	0.60	(1.19)	6.74
Tax rate difference from statutory rate in other jurisdictions*	(3.90)	(1.43)	(3.19)
Tax effect of preferential tax treatments	(8.29)	(7.94)	(8.91)
Withholding tax	(0.63)	(0.21)	(0.25)
Change in valuation allowance	(14.56)	(15.65)	(20.79)

Effective income tax rate	(1.78)	(1.42)	(1.40)

*	It is primarily due to the tax effect of the Company as a tax-exempt entity incorporated in the Cayman Islands.
As of December 31, 2022, certain entities of the Group had net operating tax loss carry forwards as follows:

RMB in thousands
Loss expiring in 2023	88,466
Loss expiring in 2024	189,744
Loss expiring in 2025	269,421
Loss expiring in 2026	952,055
Loss expiring in 2027 and thereafter	14,406,710
Total	15,906,396

F-4
7

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Taxation (Continued)

b)	Sales tax
The Group’s majority of
subsidiaries and VIEs incorporated in China are subject to value added tax (“VAT”) for services rendered at a rate of 6% and for goods sold mainly at a rate of 13% depending on their categories in different periods. All entities in China are also subject to surcharges on value-added tax payments in accordance with PRC law. In addition, the Group’s advertising revenues are also subject to culture business construction fee at a rate of 3%, which was reduced to 1.5% since July 1, 2019, valid until December 31, 2024.

c)	Deferred tax assets and liabilities
The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2021 and 2022:

	December 31, 2021	December 31, 2022

	RMB in thousands
Deferred tax assets:
Deferred revenue	143,688	473,200
Accrued expenses and other payables	150,092	112,780
Advertising expenses in excess of deduction limit	130,720	284,205
Net operating tax loss carry forwards	1,662,884	2,684,042
Others	71,048	146,831

Total deferred tax assets	2,158,432	3,701,058

Less: valuation allowance	(2,122,077)	(3,657,467)

Net deferred tax assets	36,355	43,591

Deferred tax liabilities
Acquired intangible assets (Note 25)	(82,191)	(110,923)

Total deferred tax liabilities	(82,191)	(110,923)

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity
basis. As of December 31, 2021 and 2022, valuation allowances were provided against deferred tax assets in entities where it was determined it was more-likely-than-not
that the benefits of the deferred tax assets will not be realized.
The following table sets forth the movement of the aggregate valuation allowances for deferred tax assets for the periods presented:

	Balance at January 1	Re-measurement due to applicable preferential tax rate	Addition	Expiration of loss carry forward and impact of disposal of subsidiaries	Balance at December 31

	RMB in thousands
2020	(537,359)	105	(484,445)	44,366	(977,333)
2021	(977,333)	—	(1,154,342)	9,598	(2,122,077)
2022	(2,122,077)	—	(1,543,301)	7,911	(3,657,467)

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
To the extent that subsidiaries and VIEs of the Group have undistributed earnings, the Group will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2021 and 2022, the Group did not record any withholding tax on the retained earnings of its subsidiaries and VIEs in the PRC as most of which were still in accumulated deficit position.

F-4
9

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.	Taxes Payable
The following is a summary of taxes payable as of December 31, 2021 and 2022:

	December 31, 2021	December 31, 2022

	RMB in thousands
EIT payable	69,773	109,864
VAT payable	52,614	58,624
Withholding income tax payable	29,242	55,854
Withholding individual income taxes for employees	44,968	46,739
Others	7,173	45,163

Total	203,770	316,244

12.	Short-term loan and current portion of long-term debt

	Balance at December 31, 2021,			Balance at December 31, 2022
	Interest Rate Range	Maturity Date	Amount	Interest Rate Range	Maturity Date	Amount
			RMB in thousands			RMB in thousands
Unsecured bank loans	3.60%~3.70%	Within 12 months	943,658	3.10%~3.70%	Within 12 months	1,242,882
Unsecured borrowing	3.95%	Within 12 months	288,448	3.79%	Within 12 months	240,871
2027 Notes (Note 14)	N/A	N/A	—	1.25%	Within 12 months	5,137,633

Total			1,232,106			6,621,386

F-
50

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.	Accrued Liabilities and Other Payables
The following is a summary of accrued liabilities and other payables as of December 31, 2021 and 2022:

	December 31, 2021	December 31, 2022

	RMB in thousands

Accrued marketing expenses	1,321,776	777,572
Leasing liabilities - current portion	206,758	238,687
Payables to producers and licensors	139,951	159,950
Consideration payable for acquisitions and investments	526,453	110,518
Professional fees	64,510	94,342
Deposits	40,445	48,637
Interest payable	26,469	17,731
Advances from/payables to third parties	14,386	6,420
Other staff related cost	5,325	5,372
Others	70,882	75,733

Total	2,416,955	1,534,962

14.	Convertible senior notes
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
The issuance costs of the April 2026 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., April 1, 2026). For the years ended December 31, 2020, 2021 and 2022, the April 2026 Notes related interest expense was US$8.5 million
,
US$7.6 million and US$7.3 million (RMB49.3 million), respectively.

F-
51

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.	Convertible senior notes (Continued)

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
The issuance costs of the 2027 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., June 15, 2027). For the year
s
ended December 31, 2020, 2021 and 2022, the 2027 Notes related interest expense was US$6.9 million, US$11.9 million and US$11.8 million (RMB 79.3 million), respectively.
As of December 31, 2022, RMB5,137.6 million (US$737.7 million) of 2027 Notes are short-term in nature because the 2027 Notes holder had a non-contingent
option to require the Group to repurchase for cash all or any portion of their 2027 Notes within one year.
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
The issuance costs of the December 2026 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., December 1, 2026). For the years ended December 31,2021 and 2022, the December 2026 Notes related interest expense was US$1.4 million and US$11.0 million (RMB73.4 million).
The Company accounted for the April 2026 Notes, 2027 Notes and December 2026 Notes as single instruments as debt measured at its amortized cost, as none of the embedded features require bifurcation and recognition as derivatives and the April 2026 Notes, 2027 Notes and December 2026 Notes were not issued with a substantial premium. The issuance costs were recorded as an adjustment to the debt and are amortized as interest expense using the effective interest method.
As of December 31, 2021 and 2022, the principal amount of April 2026 Notes was RMB2,737.5 million and RMB2,990.2 million, respectively. The unamortized debt issuance costs were RMB39.8 million and RMB33.4 million as of December 31, 2021 and 2022, respectively.

F-5
2

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.	Convertible senior notes (Continued)

As of December 31, 2021 and 2022, the principal amount of 2027 Notes was RMB5,100.6 million and RMB5,195.6 million, respectively. The unamortized debt issuance costs were RMB69.2 million and RMB58.0 million as of December 31, 2021 and 2022
,

respectively.
As of December 31, 2021 and 2022, the principal amount of December 2026 Notes was RMB10,201.1 million and RMB5,792.6 million. The unamortized debt issuance costs were RMB146.0 million and RMB66.3 million as of December 31, 2021 and 2022
, respectively.
During the year ended
December 31,
2021, US$70.6 million in aggregate principal amount of April 2026 Notes were converted, pursuant to which the Company issued 2,854,253 ADSs to the holders of such Notes. Accordingly, the balance of the notes converted were derecognized and recorded as ordinary shares and additional paid-in
capital.
During the year ended
December 31,
2021, US$1,000 in aggregate principal amount of 2027 Notes were converted, pursuant to which the Company issued 24 ADSs to the holders of such Notes. Accordingly, the balance of the notes converted were derecognized and recorded as ordinary shares and additional paid-in
capital.
During the year ended
December 31,
2022, US$14,000 in aggregate principal amount of April 2026 Notes were converted, pursuant to which the Company issued 565 ADSs to the holders of such Notes. Accordingly, the balance of the notes converted were derecognized and recorded as ordinary shares and additional paid-in capital.
As of December 31, 2022, the Company repurchased an aggregate principal amount of US$768.3 million (RMB5.2 billion) of December 2026 Notes for a total cash consideration of US$568.6 million (RMB3.8 billion), with the gain of US$ 190.3 million (RMB1,289.5
m
illion).
As of December 31, 2022, the Company repurchased an aggregate principal amount of US$54.0 million (RMB385.7 million) of 2027 Notes for a total cash consideration of US$49.3 million (RMB352.0 million), with the gain of US$ 4.1 million (RMB29.3 million).
The following table provides a summary of the Company’s non-current portion of unsecured senior notes as of December 31, 2021 and December 31, 2022:

	December 31, 2021	December 31, 2022	Effective interest
	Amounts	Amounts	rate

	RMB in thousands
April 2026 Notes	2,697,698	2,956,815	1.74%
2027 Notes	5,031,312	—	1.52%
December 2026 Notes	10,055,082	5,726,335	0.80%

Carrying value	17,784,092	8,683,150

Unamortized discount and debt issuance costs	255,033	99,698

Total principal amounts of unsecured senior notes	18,039,125	8,782,848

As of December 31, 2022, the fair value of April 2026 Notes, 2027 Notes and December 2026 Notes, based on Level 2 inputs, was RMB 12.9 billion.
As of December 31, 2022, RMB135.0 million, RMB9.2 billion and RMB5.2 billion in aggregate principal amount and interest expenses related to the above unsecured senior notes are expected to be repaid within one year, in
1-3
years and 3 years afterwards, respectively, unless earlier converted, redeemed or repurchased.

15.	Ordinary Shares
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
The Company announced in March 2022 that its board of directors had authorized a share repurchase program, under which the Company may repurchase up to US$500 million of its ADSs for the next 24 months. The Company had repurchased a total of 2.6 million ADSs for a total cost of US$53.6 million as of December 31, 2022.

F-5
3

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.	Employee Benefits
The Company’s subsidiaries and the VIEs and subsidiaries of the VIEs incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries and VIEs and subsidiaries of the VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution. The following table presents the Group’s employee welfare benefits expenses for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2020	2021	2022

	RMB in thousands
Contributions to medical and pension schemes	195,655	695,310	934,876
Other employee benefits	40,216	65,990	99,303

Total	235,871	761,300	1,034,179

17.	Share-based Compensation

a)	Description of share option and RSUs plans
In July 2014, the Group adopted its Global Share Incentive Plan (the “Global Share Plan”), which permits the grant of options of the Company to relevant directors, officers, other employees and consultants of the Group. The maximum aggregate number of Class Z Ordinary Shares, which may be issued pursuant to all awards under the Global Share Plan, is 19,880,315 shares.

The Global Share Plan was terminated on the Primary Conversion Effective Date.
In February 2018, the Group adopted its 2018 Share Incentive Plan (the “2018 Plan”) to provide additional incentives to employees, directors and consultants and promote the success of its
business. The maximum aggregate number of Class Z Ordinary Shares, which may be issued pursuant to all awards under the 2018 Plan as at December 31, 2022, is 33,132,989 shares.
As at the date on which the voluntary conversion of its secondary listing status to primary listing on the Hong Kong Stock Exchange becomes effective , the
G
roup subsequently amended
its

2018 Plan, under which the maximum aggregate number of Class Z ordinary shares may be issued pursuant to all awards is 30,673,710 Class Z ordinary shares, representing 10% of the total number of issued Class Z ordinary shares, which permits the grant of restricted share units (“RSUs”) of the Company to relevant directors, officers, other employees and consultants of the Group.
Option awards are granted with an exercise price determined by the Board of Directors. Those option awards generally vest over a period of zero to six years and expire in six to seven years
, and RSUs generally vest over a period of
zero
to four years.

F-5
4

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.	Share-based Compensation (Continued)

a)	Description of share option and RSUs plans (Continued)

RSUs
The following table presents a summary of the Group’s service-based RSUs activities for the year ended December 31, 2022:

	Employees	Senior Management	Consultants	Total	Weighted Average Granted fair value
	(In thousands)	(In thousands)	(In thousands)	(In thousands)	US$
Outstanding at January 1, 2022	—	—	—	—	—
Granted	1,932	—	35	1,967	24.59
Vested	—	—	—	—	—
Forfeited	—	—	—	—	—

Unvested at December 31, 2022	1,932	—	35	1,967	24.59

The aggregate number of Class Z Ordinary Shares available for future grant under the 2018 Plan was 28,706,326 as of December 31, 2022.
As of December 31, 2022, total unrecognized compensation expenses related to unvested service-based RSUs granted under the 2018 Plan, adjusted for estimated forfeitures, was RMB 292.0 million, which is expected to be recognized over a weighted-average period of 3.9 years and may be adjusted for future changes in estimated forfeitures. There is no vested RSUs for the year ended December 31,2022.
Share options

b )	Valuation assumptions
The Group uses binomial option pricing model to determine the fair value of share options. The estimated fair value of each share option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the Year Ended December 31,
	2020	2021	2022
Expected volatility	50.1%-55.0%	53.0%-53.5%	57.6%-58.0%
Weighted average volatility	51.9%	53.2%	57.9%
Expected dividends	—	—	—
Risk-free rate	0.4%-0.7%	0.9%-1.4%	2.7%-3.6%
Contractual term (in years)	6-7	6-7	6-7

F-5
5

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.	Share-based Compensation (Continued)
Share options
(Continued)

( b )	Valuation assumptions (Continued)

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

( c )	Share options activities
The following table presents a summary of the Group’s share options activities for the years ended December 31, 2020, 2021 and 2022:

	Employees	Senior Management	Consultants	Total	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)	(In thousands)	(In thousands)	(In thousands)	US$	(In years)	(RMB in thousands)

Outstanding at January 1, 2020	8,274	3,655	245	12,174	0.0001	4.13	1,581,408
Granted	6,966	8,700	50	15,716	2.9007
Exercised	(2,784)	(1,643)	(65)	(4,492)	0.0001
Forfeited	(1,101)	—	—	(1,101)	0.4234

Outstanding at December 31, 2020	11,355	10,712	230	22,297	2.0236	5.41	12,177,047

Outstanding at January 1, 2021	11,355	10,712	230	22,297	2.0236	5.41	12,177,047
Granted	3,927	—	21	3,948	0.0001
Exercised	(2,094)	(1,101)	(68)	(3,263)	0.0001
Forfeited	(472)	—	—	(472)	0.0001

Outstanding at December 31, 2021	12,716	9,611	183	22,510	2.0010	5.01	6,372,503

Outstanding at January 1, 2022	12,716	9,611	183	22,510	2.0010	5.01	6,372,503
Granted	5,661	6	162	5,829	0.0036
Exercised	(2,575)	(1,204)	(150)	(3,929)	0.0001
Forfeited	(2,500)	—	—	(2,500)	0.2331

Outstanding at December 31, 2022	13,302	8,413	195	21,910	2.0283	4.70	3,305,336

Exercisable at December 31, 2022	2,113	2,580	22	4,715	2.8747	4.00	778,043

The weighted average grant date fair value of share options granted for the years ended December 31, 2020, 2021 and 2022 was RMB262.0, RMB423.6 and RMB126.8 (US$18.5) per share, respectively.
As of December 31, 2022, total unrecognized compensation expenses related to unvested options granted under the Global Share Plan and the 2018 Plan, adjusted for estimated forfeitures, was RMB 3,415.8 million, which is expected to be recognized over a weighted-average period of 3.5 years and may be adjusted for future changes in estimated forfeitures.

F-5
6

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.	Net Loss per Share
For the years ended December 31, 2020, 2021 and 2022, the Company had potential ordinary shares, including share options, RSUs granted, and ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, where applicable. As the Group incurred losses for the years ended December 31, 2020, 2021 and 2022, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share.
For the year ended December 31, 2020, the numbers of share options and the number of ordinary shares issuable upon the conversion of the April 2026 Notes and 2027 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 8,927,697 shares, 20,202,000 shares and 19,641,280 shares, respectively.
For the year ended December 31, 2021, the numbers of share options and the number of ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 13,249,083 shares, 18,706,486 shares,19,641,274 shares and 17,027,040 shares, respectively.
For the year ended December 31, 2022, the numbers of share options, RSUs and the number of ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 2,069,570 shares, nil, 17,347,721 shares, 19,382,489 shares and 14,466,365 shares, respectively.

F-5
7

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.	Net Loss per Share (Continued)

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2020	2021	2022

	RMB in thousands, except for share and per share data
Numerator:
Net loss	(3,054,017)	(6,808,739)	(7,507,653)
Accretion to redeemable noncontrolling interests	(4,292)	—	—
Net loss attributable to noncontrolling interests	46,605	19,511	10,640

Net loss attributable to Bilibili Inc.’s shareholders for basic/dilutive net loss per share calculation	(3,011,704)	(6,789,228)	(7,497,013)

Denominator:
Weighted average number of ordinary shares outstanding, basic	345,816,023	379,898,121	394,863,584
Weighted average number of ordinary shares outstanding, diluted	345,816,023	379,898,121	394,863,584
Net loss per share, basic	(8.71)	(17.87)	(18.99)
Net loss per share, diluted	(8.71)	(17.87)	(18.99)

19.	Commitments and Contingencies

(a)	Commitments
Long-term and short-term debt obligations
The Group’s long-term debt obligations are to repay the principal amount and cash interests in connection with the April 2026 Notes, 2027 Notes and December 2026 Notes. The expected repayment schedules of the April 2026 Notes, 2027 Notes and December 2026 Notes has been disclosed in Note 14.

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
However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded material liabilities in this regard as of December 31, 2021 and 2022.

F-5
8

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.	Related Party Transactions and Balances
The Group entered into the following significant related party transactions for the periods presented:

	For the Year Ended December 31,
	2020	2021	2022

	RMB in thousands
Purchases of goods and services	35,131	117,116	206,931
(Acquire of)/Transfer of long-term investments 1	(110,039)	(40,837)	275,000
Purchase of noncontrolling interests of Chaodian Inc. (“Chaodian”) 2	257,288	—	—
Capital contribution/Loans to an entity 3 (“Entity”)	—	2,785,314	—
Investment income and interest income	2,238	14,366	78,827
Sales of goods and services	4,915	9,136	13,953
The Group had the following significant related party balances as of December 31, 2021 and 2022, respectively:

	December 31, 2021	December 31, 2022

	RMB in thousands
Amount due from related parties
Due from investment funds 1	48,135	103,689
Due from the Entity 3	1,709,689	1,308,652
Due from other investees	283,492	182,579

Total	2,041,316	1,594,920

Amount due to related parties 4	216,434	108,307

1.
In July 2020, the Company acquired certain equity interests of two investments from one investment fund, of which the Company is its limited partner. The consideration was RMB110.0 million. In 2022, the Company transferred several equity investments of the Group to another investment fund, of which the Company is its limited partner. The consideration was RMB275.0 million
.
 The balances due from the investment funds as of December 31, 2021 and December 31, 2022 were consideration receivables related to the equity investments transferred, which is non-trade
in nature.

2.
In September 2020, the Company acquired the rest equity interests of Chaodian from certain noncontrolling shareholders, which included some related parties of the Company. The consideration was determined by referenced to a third-party valuer’s valuation and the considerations were settled in 2020.

3.
The Company established the Entity with an independent third party and two entities controlled by Mr. Rui Chen and Ms. Ni Li, respectively, to acquire the land use rights for a parcel of land in Shanghai for future construction. The balance as of December 31, 2021 and 2022 represents interest-bearing loans and interest expenses related to the Entity, which are non-trade
in nature. The annual interest rates of the loans were 3.3%.

4.	The balances as of December 31, 2021 and 2022 mainly represent considerations related to long-term investments, which are non-trade in nature.

F-5
9

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.	Segment Information
Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is Mr. Rui Chen, the Chairman of the Board of Directors and CEO.
The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, homogeneity of products and technology. The Group’s operating segment is based on such organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment.
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

F-
60

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
Accounts receivable, amounts due from/to related parties and other current assets are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable, accrued liabilities, short-term loan and other payables are financial liabilities with carrying values that approximate fair value due to their short-term nature.
The Group measures equity investments accounted for using the equity method at fair value on a non-recurring
basis only if an impairment charge were to be recognized. Equity investments accounted for using the measurement alternative are generally not categorized in the fair value hierarchy. However, if equity investments without readily determinable fair values were re-measured during the years ended December 31, 2020, 2021 and 2022, they were classified within Level 3 in the fair value hierarchy because the Group estimated the value of the instruments based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs.

23.	Restricted Net Assets
Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the generically reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax
income should be set aside prior to payment of any dividends. As a result of these and other restrictions under the PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their abilities to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB7.8 billion or 51.2% of the Company’s total consolidated net assets as of December 31, 2022. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

F-
61

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Parent Company Only Condensed Financial Information
The Company performed a test on the restricted net assets of its consolidated subsidiaries and the VIEs in accordance with Securities and Exchange Commission Regulation
S-X
Rule
4-08
(e) (3), General Notes to Financial Statements and concluded that it was applicable for the Company to disclose the financial information for the Company only.
The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.
The Company did not have significant capital and other commitments, or guarantees as of December 31, 2021 and 2022.
Condensed balance sheets

	December 31, 2021	December 31, 2022
	RMB in thousands

Cash and cash equivalents	1,748,896	270,138
Time deposits	7,625,337	4,067,326
Amounts due from Group companies	23,306,176	22,313,954
Prepayments and other current assets	11,773	61,631
Short-term investments	13,107,720	1,091,044
Long-term investments, net	1,448,100	1,157,990
Investment in subsidiaries and net asset s of VIEs and VIEs’ subsidiaries	—	226,249

Total assets	47,248,002	29,188,332

Short-term loan and current portion of long-term debt	—	5,137,633
Deferred revenue	40,167	32,513
Accrued liabilities and other payables	126,512	97,208
Other long-term liabilities	17,784,092	8,683,150
Deficit in subsidiaries an d net loss of VIEs and VIEs’ subsidiaries	7,593,564	—

Total liabilities	25,544,335	13,950,504

Total Bilibili Inc’s shareholders’ equity	21,703,667	15,237,828
Total shareholders’ equity	21,703,667	15,237,828

Total liabilities and shareholders’ equity	47,248,002	29,188,332

F-6
2

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Parent Company Only Condensed Financial Information (Continued)

Condensed statements of comprehensive loss and cash flows
:

	For the Year Ended December 31,
	2020	2021	2022
	RMB in thousands
Total costs and expenses	(44,090)	(12,405)	(30,558)
Net Loss from subsidiaries and net loss of VIEs and VIEs’ subsidiaries	(2,940,906)	(6,713,764)	(7,685,211)
(Loss)/Gain from non-operations	(26,708)	(63,059)	218,756

Loss before income tax expenses	(3,011,704)	(6,789,228)	(7,497,013)

Net loss	(3,011,704)	(6,789,228)	(7,497,013)

	For the Year Ended December 31,
	2020	2021	2022
	RMB in thousands
Net cash used in operating activities	(113,574)	(104,672)	(650,630)

Purchase of short-term investments	(455,347)	(48,781,106)	(33,683,941)
Maturities of short-term investments	465,726	36,744,305	45,951,288
Placements of time deposits	(9,604,228)	(10,658,126)	(4,878,180)
Maturities of time deposits	4,925,241	7,600,828	9,133,225
Investments in and loans to subsidiaries, VIEs and VIEs’ subsidiaries	(5,102,250)	(11,168,671)	(13,131,173)
Other investing activities	(600,067)	(1,153,850)	283,028

Net cash (used in)/provided by investing activities	(10,370,925)	(27,416,620)	3,674,247

Proceeds from exercise of employees’ share options	3	3	4
Proceeds from issuance of ordinary shares, net of issuance costs of US$563 and HKD337,143, nil, respectively	2,817,458	19,288,423	—
Repurchase of convertible senior notes	—	—	(4,201,506)
Proceeds from issuance of convertible senior notes, net of issuance costs of US$13,857, US$23,402 and nil, respectively	5,594,779	10,085,520	—
Repurchase of shares	—	—	(347,581)
Net cash provided by/(used in) financing activities	8,412,240	29,373,946	(4,549,083)

Basis of presentation
The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries and VIEs.
For the Company only condensed financial information, the Company records its investments in subsidiaries and net assets of VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures.
Share in the subsidiaries’ loss and loss of VIEs and VIEs’ subsidiaries are presented as “Net Loss from subsidiaries and net loss of VIEs and VIEs’ subsidiaries” in the condensed statements of comprehensive loss. The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.

F-6
3

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.	Acquisitions
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

F-6
4

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.	Acquisitions (Continued)

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

F-6
5

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.	Acquisitions (Continued)

Transactions with one game development company (“Game Business”)
In February 2022, the Company signed an agreement to acquire all of the equity interests in Game Business with a total cash consideration of RMB 800.0 million. Upon the completion of this transaction, the Group held 100 % of equity interests in the Game Business, which became a consolidated subsidiary of the Group.
The consideration of acquisition of Game Business was allocated based
on their fair value of the assets acquired and the liabilities assumed as follows:

	Amount	Amortization Period
	RMB in thousands
Net assets acquired	333,830
Intangible assets
—Non-compete clause	111,000	6 years
—Others	50,965	5 years
Deferred tax liabilities	(40,491)
Goodwill	344,696

Total	800,000

Total purchase price comprised of:

Amount
RMB in thousands
Cash consideration	800,000
Goodwill arising from this acquisition was attributable to the Group’s strategy to expand its self-developed capacity in game development.

F-6
6

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.	Acquisitions (Continued)

Other acquisitions
For the years ended December 31
, 2020
, 2021 and 2022
, the Group completed several other acquisitions, to complement its existing businesses and achieve synergies. The acquired entities individually and in aggregate were insignificant. The Group’s other acquisitions are summarized in the following table:

	For the Year Ended December 31,			Amortization Period
	2020	2021	2022

	Amount
	RMB in thousands
Net assets acquired	18,495	28,320	85,369
Intangible assets
—Brand	—	66,000	—	5 years
—Customer relationship	—	83,000	—	5 years
—Non-compete clause	—	28,000	9,000	6 years
—Others	160,636	71,100	61,000	1 to 10 years
Deferred tax liabilities	(49,140)	—	(17,500)
Goodwill	283,760	477,746	42,131

Total	413,751	754,166	180,000

Total purchase price comprised of:

	For the Year Ended December 31,
	2020	2021	2022

	Amount

	RMB in thousands
Cash consideration	295,323	244,949	150,000
Share consideration	118,428	391,244	—
Fair value of previously held equity interests	—	117,973	30,000

Total	413,751	754,166	180,000

Pro forma results of operations for all the acquisitions have not been presented because they were not material to the consolidated statements of operations and comprehensive loss for the years ended December 31, 2020, 2021 and 2022, either individually or in aggregate.

26.	Subsequent Events
On January 11, 2023, the Company completed an offering of 15,344,000 American depositary shares, each representing one Class Z ordinary share, par value US$0.0001 per share of the Company (the “ADS Offering”), at US$26.65 per ADS. Shortly thereafter, the Company completed the exchange of an aggregate principal amount of US$384.8 million of its outstanding 0.50% convertible senior notes due December 2026 (the “Exchange Notes”) in privately negotiated transactions for the Company’s issuance of ADSs. The aggregate purchase price of the Exchange Notes in the amount of US$331.2 million was funded by the net proceeds from the ADS Offering. And the remaining net proceeds (after deducting selling commissions) of the ADS Offering is US$68.8 million.

F-6
7