Form 20-F
period 2023-12-31
Bilibili Inc.
filed 2024-03-27
CIK 1723690

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
As of December 31, 2023, there were 412,156,826 ordinary shares outstanding, par value $0.0001 per share, being the sum of 83,715,114 Class Y ordinary shares and 328,441,712 Class Z ordinary shares (excluding 9,104,591 Class Z ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plan).
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

•

“average monthly interactions” for a period is calculated by dividing the total number of interactions based on our interaction features such as bullet chats, commentaries, following, favorites, sharing, bilibili moment posts, likes, messaging, coin casting and virtual gifting, during the specified period by the number of months in such period;

•

“Bilibili” are to Bilibili Inc., our holding company incorporated in the Cayman Islands as an exempted company with limited liability; “we,” “us,” “our company” and “our” are to Bilibili Inc. and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entities, or the VIEs, in China and their subsidiaries (which are collectively referred to as the Consolidated Affiliated Entities), including, but not limited to, Shanghai Hode Information Technology Co., Ltd., or Hode Information Technology, Shanghai Kuanyu Digital Technology Co., Ltd., or Shanghai Kuanyu, Shanghai Chaodian Culture Communication Co., Ltd., or Chaodian Culture, and their subsidiaries;

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

•

“daily active users” or “DAU” are to the sum of active users on our mobile apps and on PC during a given period. Starting from the second quarter of 2022, we calculate active users on mobile apps based on the number of mobile devices (including smart TV and other smart devices) that have launched our mobile apps during a given period. Active users on PC refer to the sum of valid logged-in users who visit our website at www.bilibili.com on PC and who engage in PC application during a given period, after eliminating duplicates;

•	“Generation Z+,” “Gen Z+” or “younger generations” are to, for the purposes of this annual report only, the demographic cohort of individuals in China born between 1985 and 2009;

•	“HK$,” “Hong Kong dollars” or “HK dollars” are to Hong Kong dollars, the lawful currency of Hong Kong;

•	“Hong Kong,” “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;

•	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;

•	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;

•

“Main Board” are to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;

•

“monthly active users” or “MAU” are to the sum of active users on our mobile apps and on PC during a given period. Starting from the second quarter of 2022, we calculate active users on mobile apps based on the number of mobile devices (including smart TV and other smart devices) that have launched our mobile apps during a given period. Active users on PC refer to the sum of valid logged-in users who visit our website at www.bilibili.com on PC and who engage in PC application during a given period, after eliminating duplicates;

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

•

“our platform” are to “Bilibili” mobile apps, websites, Smart TV, Bilibili Comic, Maoer and a variety of related features, functionalities, tools and services that we provide to users and content creators;

•

“paying users” on our platform are to users who make payments for various products and services on our platform, including purchases in mobile games offered on our platform and payments for VAS (excluding purchases on our e-commerce platform). A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user and we add the number of paying users of Maoer towards our total paying users without eliminating duplicates. Starting from the second quarter of 2022, we add the number of paying users of smart TVs toward our total paying users without eliminating duplicates; and “average monthly paying users” for a period is calculated by dividing the sum of monthly paying users during the specified period by the number of months in such period;

•

“premium members” are to members who have subscribed to our premium membership, which allows these members to enjoy exclusive or advance access to our premium content. We calculate premium members based on the number of members whose premium package is still valid by the last day of a given month;

•

“professional user generated videos” or “PUGV” are to videos generated by users with a certain level of professional production and editing capabilities, substantially all of which are creative in nature;

•

“retention rate,” as applied to any cohort of users who visit our platform in a given period, are to the percentage of these users who make at least one repeat visit after a certain duration, and the “12th-month retention rate” for any cohort of users in a given month is the retention rate in the twelfth month after the applicable month;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“shares” or “ordinary shares” are to our Class Y and Class Z ordinary shares, par value US$0.0001 per share;

•	“Story Mode” are to our short-form video product within “Bilibili” mobile apps;

•

“total user time spent” are to the total time users spent on our mobile apps during a given period, which is the result of average daily time spent per active user on our mobile apps multiplied by DAUs and further multiplied by the number of days in such period;

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

•	“VAS” are to value-added services, including premium membership, live broadcasting, Bilibili Comics, and Maoer;

•

“video-based content” are to, for the purposes of this annual report only, video content on video-centric platforms and non-video-centric platforms as well as mobile games. Non-video-centric platforms include social media, instant messaging, e-commerce, browser, and other kind of platforms; and

•	“videolization” are to the trend of video integrating into the scenarios of everyday life.

Our reporting currency is the Renminbi because our business is mainly conducted in mainland China and a substantial majority of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.0999 to US$1.00, the exchange rate on December 29, 2023 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollars amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

Our Holding Company Structure and Contractual Arrangements with the VIEs

Bilibili Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its VIEs. We conduct our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries in mainland China. PRC laws and regulations prohibit foreign investment in internet cultural business (except for music), the internet audio-visual program business, the radio and television program production and operation business, and the production of audio-visual products and/or electronic publications. Accordingly, we operate these businesses in mainland China through the VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their shareholders, as applicable, to control the business operations of the VIEs. Revenues contributed by the VIEs accounted for 74.5%, 73.4% and 69.4% of our total revenues for the years of 2021, 2022 and 2023, respectively. As used in this annual report, “Bilibili” refers to Bilibili Inc., our Cayman Islands holding company; “we,” “us,” “our company” and “our” refers to Bilibili and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and their subsidiaries in mainland China (which are collectively referred to as the Consolidated Affiliated Entities), including, but not limited to, Hode Information Technology, which was established in May 2013 to expand our operations; Shanghai Kuanyu, whose control we obtained in July 2014 to further expand our operations; and Chaodian Culture, whose control we obtained in July 2019 to enrich our offerings, and their subsidiaries.

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and the Consolidated Affiliated Entities as of the date of this annual report:

Notes:

(1)	Mr. Rui Chen holds 100% equity interests in Shanghai Kuanyu. He is also the chairman of our board of directors and our chief executive officer.
(2)	Shanghai Kuanyu has three subsidiaries.
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

(4)	Hode Information Technology has 26 subsidiaries.
(5)

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries, the VIEs and their subsidiaries in mainland China. Our operations in mainland China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, the VIEs and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of Bilibili, its PRC subsidiaries, the VIEs and their subsidiaries in mainland China, including, among others, Value-added Telecommunication Business Licenses, a License for Online Transmission of Audio-Visual Programs, Online Culture Operating Permits and Licenses for Production and Operation of Radio and Television Program. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the enactment, interpretation and implementation of Notice 78 and Notice 3” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain and maintain the licenses and approvals required within the complex regulatory environment applicable to our businesses in mainland China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.”

Furthermore, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, effective March 31, 2023. On May 26, 2023, the CSRC promulgated another supporting guideline, which came into effect on the same date. According to these measures, mainland China companies that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. An overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under these measures. Therefore, we will be required to file with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of these measures. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of, or report and filings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination.

In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Although our Class Z ordinary shares have been listed on the Hong Kong Stock Exchange and the ADSs and the Class Z ordinary shares are fully fungible, we cannot assure you that an active trading market for our Class Z ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work and the inability of the PCAOB to conduct inspections of the auditor in the past had deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

For the years ended December 31, 2021, 2022 and 2023, Bilibili Inc., through its intermediate holding companies, had provided capital contribution and loans of RMB7.6 billion, RMB10.8 billion and nil, respectively, to its subsidiaries in mainland China.

For the years ended December 31, 2021, 2022 and 2023, the VIEs received debt financings of RMB3.3 billion, RMB1.9 billion, and nil, respectively, from our offshore subsidiaries and our WFOEs. For the years ended December 31, 2021, 2022 and 2023, the VIEs repaid debt financings of nil, nil, and RMB0.7 billion (US$98.0 million), respectively, to our offshore subsidiaries and our WFOEs.

The VIEs may transfer cash to our WFOEs by paying consulting and services charges according to the exclusive business cooperation agreement, and the VIEs may receive cash from our WFOEs under business agreements. For the years ended December 31, 2021, 2022 and 2023, the VIEs received cash of RMB1.0 billion, RMB3.3 billion and RMB1.1 billion (US$149.5 million) from WFOEs, respectively, pursuant to these agreements.

For the years ended December 31, 2021, 2022 and 2023, no dividends or distributions were made to Bilibili Inc. by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership, totaling RMB3.8 billion, RMB7.8 billion and RMB6.5 billion (US$0.9 billion) as of December 31, 2021, 2022 and 2023, respectively. Furthermore, cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks related to the fund flows of our operations in mainland China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to our shareholders and ADS holders.”

In the years ended December 31, 2021, 2022 and 2023, no assets other than cash were transferred through our organization.

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

(4)

The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a company in mainland China to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to specific qualification requirements at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied even though we have Hong Kong subsidiaries and would likely make any dividends through them.

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

Selected Condensed Consolidating Statements of Operations and Comprehensive Loss Data

	For the Year Ended December 31, 2023
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Third-party revenues	—	324,311	7,561,315	14,642,361	—	22,527,987
Inter-company consulting and services revenues(1)	—	574,016	7,583	—	(581,599)	—
Other inter-company revenues(2)	—	4,396,102	263,216	990,698	(5,650,016)	—

Total revenues	—	5,294,429	7,832,114	15,633,059	(6,231,615)	22,527,987
Third-party costs and expenses	(43,924)	(7,832,837)	(4,123,477)	(15,591,936)	—	(27,592,174)
Inter-company consulting and services costs and expenses(1)	—	—	—	(581,599)	581,599	—
Other inter-company costs and expenses(2)	—	(774,232)	(4,593,059)	(282,725)	5,650,016	—

Total costs and expenses	(43,924)	(8,607,069)	(8,716,536)	(16,456,260)	6,231,615	(27,592,174)
Net loss from subsidiaries and net loss of VIEs and VIEs’ subsidiaries(3)	(4,745,316)	(1,799,844)	(1,127,131)	—	7,672,291	—
(Loss)/Gain from non-operations	(33,081)	376,362	250,920	(263,022)	—	331,179

Loss before income tax expenses	(4,822,321)	(4,736,122)	(1,760,633)	(1,086,223)	7,672,291	(4,733,008)
Income tax	—	(8,173)	(39,211)	(31,321)	—	(78,705)

Net loss	(4,822,321)	(4,744,295)	(1,799,844)	(1,117,544)	7,672,291	(4,811,713)
Net profit attributable to noncontrolling interests	—	(1,021)	—	(9,587)	—	(10,608)

Net loss attributable to Bilibili Inc.’s shareholders	(4,822,321)	(4,745,316)	(1,799,844)	(1,127,131)	7,672,291	(4,822,321)

	For the Year Ended December 31, 2022
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Third-party revenues	—	319,909	6,702,619	14,876,639	—	21,899,167
Inter-company consulting and services revenues(1)	—	726,875	—	—	(726,875)	—
Other inter-company revenues(2)	—	3,065,560	428,674	1,198,107	(4,692,341)	—

Total revenues	—	4,112,344	7,131,293	16,074,746	(5,419,216)	21,899,167
Third-party costs and expenses	(30,558)	(7,410,249)	(4,379,439)	(18,436,865)	—	(30,257,111)
Inter-company consulting and services costs and expenses(1)	—	—	—	(726,875)	726,875	—
Other inter-company costs and expenses(2)	—	(861,726)	(3,411,948)	(418,667)	4,692,341	—

Total costs and expenses	(30,558)	(8,271,975)	(7,791,387)	(19,582,407)	5,419,216	(30,257,111)
Net loss from subsidiaries and net loss of VIEs and VIEs’ subsidiaries(3)	(7,685,211)	(4,520,307)	(3,856,817)	—	16,062,335	—
Gain/(Loss) from non-operations	218,756	994,357	9,907	(268,584)	—	954,436

Loss before income tax expenses	(7,497,013)	(7,685,581)	(4,507,004)	(3,776,245)	16,062,335	(7,403,508)
Income tax	—	(1,182)	(13,303)	(89,660)	—	(104,145)

Net loss	(7,497,013)	(7,686,763)	(4,520,307)	(3,865,905)	16,062,335	(7,507,653)
Net loss attributable to noncontrolling interests	—	1,552	—	9,088	—	10,640

Net loss attributable to Bilibili Inc.’s shareholders	(7,497,013)	(7,685,211)	(4,520,307)	(3,856,817)	16,062,335	(7,497,013)

	For the Year Ended December 31, 2021
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Third-party revenues	—	258,686	6,257,462	12,867,536	—	19,383,684
Inter-company consulting and services revenues(1)	—	590,905	2,367	—	(593,272)	—
Other inter-company revenues(2)	—	2,054,227	403,379	1,574,896	(4,032,502)	—

Total revenues	—	2,903,818	6,663,208	14,442,432	(4,625,774)	19,383,684
Third-party costs and expenses	(12,405)	(5,448,830)	(4,068,228)	(16,283,295)	—	(25,812,758)
Inter-company consulting and services costs and expenses(1)	—	—	—	(593,272)	593,272	—
Other inter-company costs and expenses(2)	—	(515,329)	(3,246,077)	(271,096)	4,032,502	—

Total costs and expenses	(12,405)	(5,964,159)	(7,314,305)	(17,147,663)	4,625,774	(25,812,758)
Net loss from subsidiaries and net loss of VIEs and VIEs’ subsidiaries(3)	(6,713,764)	(3,518,404)	(2,897,007)	—	13,129,175	—
(Loss)/Gain from non-operations	(63,059)	(110,321)	52,150	(163,146)	—	(284,376)

Loss before income tax expenses	(6,789,228)	(6,689,066)	(3,495,954)	(2,868,377)	13,129,175	(6,713,450)
Income tax	—	(33,842)	(22,450)	(38,997)	—	(95,289)

Net loss	(6,789,228)	(6,722,908)	(3,518,404)	(2,907,374)	13,129,175	(6,808,739)
Net loss attributable to noncontrolling interests	—	9,144	—	10,367	—	19,511

Net loss attributable to Bilibili Inc.’s shareholders	(6,789,228)	(6,713,764)	(3,518,404)	(2,897,007)	13,129,175	(6,789,228)

Selected Condensed Consolidating Balance Sheets Data

	As of December 31, 2023
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Cash and cash equivalents	106,498	2,144,794	3,047,247	1,893,282	—	7,191,821
Time deposits	—	5,190,632	—	4,259	—	5,194,891
Restricted cash	—	—	—	50,000	—	50,000
Accounts receivable, net	—	75,644	698,098	800,158	—	1,573,900
Amounts due from Group companies(4)	19,213,415	—	6,019,746	484,413	(25,717,574)	—
Amount due from related parties	—	781,483	5,679	3,412	—	790,574
Prepayments and other current assets	39,941	486,479	268,938	477,430	—	1,272,788
Short-term investments	625,474	798,607	1,022,173	206,811	—	2,653,065
Long-term investments, net	772,559	1,235,311	724,830	1,633,932	—	4,366,632
Other non-current assets	—	3,675,322	1,173,300	5,216,774	—	10,065,396
Total assets	20,757,887	14,388,272	12,960,011	10,770,471	(25,717,574)	33,159,067

Accounts payable	—	166,053	847,556	3,320,121	—	4,333,730
Salary and welfare payables	—	862,084	47,209	310,062	—	1,219,355
Taxes payable	—	231,634	(10,112)	123,728	—	345,250
Short-term loan and current portion of long-term debt	6,053,767	801,986	—	600,000	—	7,455,753
Deferred revenue	9,284	92,949	735,392	2,116,463	—	2,954,088
Accrued liabilities and other payables	93,713	796,044	271,310	619,556	—	1,780,623
Amounts due to Group companies(4)	—	9,671,373	3,414,526	12,631,675	(25,717,574)	—
Amounts due to related parties	—	40	11	14,845	—	14,896
Other long-term payable	15,931	325,063	7,908	302,203	—	651,105
Deficit in subsidiaries and net loss of VIEs and VIEs’ subsidiaries(3)	193,292	1,633,173	9,279,384	—	(11,105,849)	—

Total liabilities	6,365,987	14,580,399	14,593,184	20,038,653	(36,823,423)	18,754,800
Total Bilibili Inc’s Shareholders’ equity/(deficit)(3)	14,391,900	(193,292)	(1,633,173)	(9,279,384)	11,105,849	14,391,900
Noncontrolling interests	—	1,165	—	11,202	—	12,367

Total shareholders’ equity/(deficit)	14,391,900	(192,127)	(1,633,173)	(9,268,182)	11,105,849	14,404,267

Total liabilities and shareholders’ equity/(deficit)	20,757,887	14,388,272	12,960,011	10,770,471	(25,717,574)	33,159,067

	As of December 31, 2022
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Cash and cash equivalents	270,138	6,422,618	1,889,388	1,590,440	—	10,172,584
Time deposits	4,067,326	696,460	—	4,186	—	4,767,972
Restricted cash	—	14,803	—	—	—	14,803
Accounts receivable, net	—	114,653	594,004	619,927	—	1,328,584
Amounts due from Group companies(4)	22,313,954	12,925,846	10,386,526	507,849	(46,134,175)	—
Amount due from related parties	—	1,466,848	8,215	119,857	—	1,594,920
Prepayments and other current assets	61,631	324,557	680,482	883,903	—	1,950,573
Short-term investments	1,091,044	2,358,697	901,371	272,340	—	4,623,452
Long-term investments, net	1,157,990	2,344,475	295,813	1,852,740	—	5,651,018
Investment in subsidiaries and net assets of VIEs and VIEs’ subsidiaries	226,249	—	—	—	(226,249)	—
Other non-current assets	—	4,486,293	1,388,056	5,852,315	—	11,726,664
Total assets	29,188,332	31,155,250	16,143,855	11,703,557	(46,360,424)	41,830,570

Accounts payable	—	117,183	722,281	3,452,192	—	4,291,656
Salary and welfare payables	—	1,003,659	54,081	343,786	—	1,401,526
Taxes payable	—	101,278	49,804	165,162	—	316,244
Short-term loan and current portion of long-term debt	5,137,633	883,753	200,000	400,000	—	6,621,386
Deferred revenue	32,513	20,156	628,115	2,138,539	—	2,819,323
Accrued liabilities and other payables	97,208	829,858	76,708	531,188	—	1,534,962
Amounts due to Group companies(4)	—	24,157,903	9,560,512	12,415,760	(46,134,175)	—
Amounts due to related parties	—	80,378	—	27,929	—	108,307
Other long-term payable	8,683,150	534,935	9,871	269,623	—	9,497,579
Deficit in subsidiaries and net loss of VIEs and VIEs’ subsidiaries(3)	—	3,199,755	8,042,238	—	(11,241,993)	—

Total liabilities	13,950,504	30,928,858	19,343,610	19,744,179	(57,376,168)	26,590,983
Total Bilibili Inc’s Shareholders’ equity/(deficit)(3)	15,237,828	226,249	(3,199,755)	(8,042,238)	11,015,744	15,237,828
Noncontrolling interests	—	143	—	1,616	—	1,759

Total shareholders’ equity/(deficit)	15,237,828	226,392	(3,199,755)	(8,040,622)	11,015,744	15,239,587

Total liabilities and shareholders’ equity/(deficit)	29,188,332	31,155,250	16,143,855	11,703,557	(46,360,424)	41,830,570

	As of December 31, 2021
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Cash and cash equivalents	1,748,896	4,956,403	440,695	377,114	—	7,523,108
Time deposits	7,625,337	—	—	6,997	—	7,632,334
Accounts receivable, net	—	79,350	778,667	524,311	—	1,382,328
Amounts due from Group companies(4)	23,306,176	9,329,586	8,680,893	391,951	(41,708,606)	—
Amount due from related parties	—	1,937,592	1,741	101,983	—	2,041,316
Prepayments and other current assets	11,773	280,689	708,401	1,806,185	—	2,807,048
Short-term investments	13,107,720	767,935	257,943	927,124	—	15,060,722
Long-term investments, net	1,448,100	2,038,157	270,801	1,745,466	—	5,502,524
Other non-current assets	—	3,711,745	1,465,037	4,926,989	—	10,103,771

Total assets	47,248,002	23,101,457	12,604,178	10,808,120	(41,708,606)	52,053,151

Accounts payable	—	244,808	951,797	3,164,301	—	4,360,906
Salary and welfare payables	—	641,560	10,883	343,008	—	995,451
Taxes payable	—	55,575	19,378	128,817	—	203,770
Short-term loan	—	688,448	143,658	400,000	—	1,232,106
Deferred revenue	40,167	962	411,800	2,192,460	—	2,645,389
Accrued liabilities and other payables	126,512	807,547	298,373	1,184,523	—	2,416,955
Amounts due to Group companies(4)	—	24,009,991	10,484,469	7,214,146	(41,708,606)	—
Amounts due to related parties	—	98,207	326	117,901	—	216,434
Other long-term payable	17,784,092	259,161	102	222,719	—	18,266,074
Deficit in subsidiaries and net loss of VIEs and VIEs’ subsidiaries(3)	7,593,564	3,887,067	4,170,459	—	(15,651,090)	—

Total liabilities	25,544,335	30,693,326	16,491,245	14,967,875	(57,359,696)	30,337,085
Total Bilibili Inc’s Shareholders’ equity/(deficit)(3)	21,703,667	(7,593,564)	(3,887,067)	(4,170,459)	15,651,090	21,703,667
Noncontrolling interests	—	1,695	—	10,704	—	12,399

Total shareholders’ equity/(deficit)	21,703,667	(7,591,869)	(3,887,067)	(4,159,755)	15,651,090	21,716,066

Total liabilities and shareholders’ equity/(deficit)	47,248,002	23,101,457	12,604,178	10,808,120	(41,708,606)	52,053,151

Selected Condensed Consolidating Cash Flows Data

	For the Year Ended December 31, 2023
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Consulting and services charges from/(to) Group companies	—	751,786	8,930	(760,716)	—	—
Other operating cashflow from/(to) Group companies	—	6,285,694	(8,108,004)	1,822,310	—	—
Operating cashflow (to)/from third-parties	(111,392)	(5,052,732)	4,601,959	828,787	—	266,622

Net cash (used in)/provided by operating activities	(111,392)	1,984,748	(3,497,115)	1,890,381	—	266,622

Investments in and loans to subsidiaries, VIEs and VIEs’ subsidiaries(3)(4)	383,391	(4,302,588)	4,481,061	—	(561,864)	—
Purchase of short-term investments	(3,863)	(12,389,787)	(28,000)	(1,126,000)	—	(13,547,650)
Maturities of short-term investments	982,151	14,191,604	28,000	1,126,500	—	16,328,255
Placements of time deposits	—	(9,956,224)	—	(5,701)	—	(9,961,925)
Maturities of time deposits	4,083,893	5,601,212	—	5,701	—	9,690,806
Other investing activities	(76,697)	390,027	(115,698)	(944,970)	—	(747,338)

Net cash provided by/(used in) investing activities	5,368,875	(6,465,756)	4,365,363	(944,470)	(561,864)	1,762,148

Investments and loans from subsidiaries, VIEs and VIEs’ subsidiaries(3)(4)	—	(383,391)	517,397	(695,870)	561,864	—
Repurchase of convertible senior notes	(7,675,227)	—	—	—	—	(7,675,227)
Proceeds from issuance of ordinary shares, net of issuance costs	2,689,380	—	—	—	—	2,689,380
Other financing activities	(7,025)	25,953	(200,031)	92,265	—	(88,838)

Net cash (used in)/provided by financing activities	(4,992,872)	(357,438)	317,366	(603,605)	561,864	(5,074,685)

	For the Year Ended December 31, 2022
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Consulting and services charges from/(to) Group companies	—	610,600	—	(610,600)	—	—
Other operating cashflow from/(to) Group companies		(3,152,834)	(711,157)	3,863,991	—	—
Operating cashflow (to)/from third-parties	(650,630)	(3,899,858)	2,978,815	(2,339,697)	—	(3,911,370)

Net cash (used in)/provided by operating activities	(650,630)	(6,442,092)	2,267,658	913,694	—	(3,911,370)

Investments in and loans to subsidiaries, VIEs and VIEs’ subsidiaries(3)(4)	(13,131,173)	(4,461,610)	(1,640,942)	—	19,233,725	—
Purchase of short-term investments	(33,683,941)	(24,632,555)	(4,927,100)	(7,335,115)	—	(70,578,711)
Maturities of short-term investments	45,951,288	23,488,492	4,288,200	7,970,552	—	81,698,532
Placements of time deposits	(4,878,180)	(5,365,576)	—	(1,270)	—	(10,245,026)
Maturities of time deposits	9,133,225	4,772,298	—	4,444	—	13,909,967
Other investing activities	283,028	(1,722,333)	(547,527)	(2,188,712)	—	(4,175,544)

Net cash provided by/(used in) investing activities	3,674,247	(7,921,284)	(2,827,369)	(1,550,101)	19,233,725	10,609,218

Investments and loans from subsidiaries, VIEs and VIEs’ subsidiaries(3)(4)	—	15,208,993	2,139,842	1,884,890	(19,233,725)	—
Repurchase of convertible senior notes	(4,201,506)	—	—	—	—	(4,201,506)
Repurchase of shares	(347,581)	—	—	—	—	(347,581)
Other financing activities	4	138,562	55,602	—	—	194,168

Net cash (used in)/provided by financing activities	(4,549,083)	15,347,555	2,195,444	1,884,890	(19,233,725)	(4,354,919)

	For the Year Ended December 31, 2021
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Consulting and services charges from/(to) Group companies	—	637,787		(637,787)	—	—
Other operating cashflow from/(to) Group companies	—	854,325	(2,538,232)	1,683,907	—	—
Operating cashflow (to)/from third-parties	(104,672)	(3,382,667)	2,569,410	(1,729,079)	—	(2,647,008)

Net cash (used in)/provided by operating activities	(104,672)	(1,890,555)	31,178	(682,959)	—	(2,647,008)

Investments in and loans to subsidiaries, VIEs and VIEs’ subsidiaries(3)(4)	(11,168,671)	(2,409,051)	(3,012,727)		16,590,449	—
Purchase of short-term investments	(48,781,106)	(3,643,036)	(6,714,400)	(12,610,305)	—	(71,748,847)
Maturities of short-term investments	36,744,305	3,224,958	7,601,200	12,954,425	—	60,524,888
Placements of time deposits	(10,658,126)	—	—	(39,318)	—	(10,697,444)
Maturities of time deposits	7,600,828	—	—	54,319	—	7,655,147
Other investing activities	(1,153,850)	(4,811,039)	(1,081,210)	(3,265,756)	—	(10,311,855)

Net cash used in investing activities	(27,416,620)	(7,638,168)	(3,207,137)	(2,906,635)	16,590,449	(24,578,111)

Investments and loans from subsidiaries, VIEs and VIEs’ subsidiaries(3)(4)	—	10,407,294	2,875,929	3,307,226	(16,590,449)	—
Proceeds from issuance of ordinary shares, net of issuance costs of HKD337,143	19,288,423	—	—	—	—	19,288,423
Proceeds from issuance of convertible senior notes, net of issuance costs of US$13,857	10,085,520	—	—	—	—	10,085,520
Other financing activities	3	571,548	143,658	300,000	—	1,015,209

Net cash provided by financing activities	29,373,946	10,978,842	3,019,587	3,607,226	(16,590,449)	30,389,152

(1)	It represents the elimination of the intercompany consulting and services charges at the consolidation level.
(2)	It mainly includes technical support services provided by other subsidiaries and VIEs to the primary beneficiaries of VIEs.
(3)	It represents the elimination of the investment among Bilibili Inc., other subsidiaries, primary beneficiaries of VIEs, and VIEs and VIEs’ subsidiaries.
(4)	It represents the elimination of intercompany balances among Bilibili Inc., other subsidiaries, primary beneficiaries of VIEs, and VIEs and VIEs’ subsidiaries.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We operate in a fast-evolving industry, and our commercialization model is evolving. We generate revenues primarily by providing our users with valuable content, such as videos, mobile games and live broadcasting. We also generate revenues from advertising, IP derivatives and other services. We cannot assure you that we can successfully implement the existing commercialization strategies to sustainably generate growing revenues, or that we will be able to develop new commercialization strategies to grow our revenues. If our strategic initiatives do not enhance our ability to commercialize or enable us to develop new commercialization approaches, we may not be able to maintain or increase our revenues or recover any associated costs. In addition, we may introduce new products and services to expand our revenue streams, including products and services with which we have little or no prior development or operating experience. If these new or enhanced products or services fail to engage users, content creators or business partners, we may fail to diversify our revenue streams or generate sufficient revenues to justify our investments and costs, and our business and operating results may suffer as a result.

We have incurred significant losses and we may continue to experience losses in the future.

We have incurred significant losses in the past. In 2021, 2022 and 2023, we had loss from operations of RMB6,429.1 million, RMB8,357.9 million and RMB5,064.2 million (US$713.3 million), respectively. We cannot assure you that we will be able to generate profits in the future. Our ability to achieve profitability depends in large part on our ability to manage our costs and expenses, many of which are beyond our control. We are disciplined about our costs and operating expenses and we will continue to undertake cost control measures, but there can be no assurance that we will realize cost savings of these actions. We may experience losses in the future due to our continued investments in technology, talent, content, brand recognition, expanding user base, improving user experience and other initiatives. In addition, our ability to achieve and sustain profitability is affected by various factors, some of which are beyond our control, such as changes in macroeconomic and regulatory environment or competitive dynamics in the industry. Accordingly, you should not rely on our financial results of any prior period as an indication of our future performance.

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

We maintain a large content library primarily consisting of professional user generated video, or PUGV, and occupationally generated video, or OGV. We are constantly developing new features to attract and retain our users. In order to expand our content library, we must continue to work with our content creators and incentivize them to produce content that reflects cultural trends and maintain good business relationships with licensors of premium copyrighted content to renew our licenses and source new professionally produced content. Our content creators and licensors may choose to work with other large online video platforms to distribute their content if such platforms can offer better products, services or terms than we do. We cannot assure you that we will be able to attract our content creators to upload their content to our platform or renew or enter into license agreements on commercially reasonable terms with our licensors or at all.

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

In addition, changes in user behavior resulting from technological developments may also adversely affect us. For example, the widespread adoption of artificial intelligence could significantly change the way people look for content or the type of content they consume. Responding to this change could require substantial expenditures to integrate artificial intelligence capabilities into our products, services or infrastructure. In particular, tools for artificial intelligence generated content may enhance both content creation efficiency and user experience, and search functions powered by artificial intelligence may enhance user experience by offering more personalized and captivating content. However, we cannot assure you that we will be able to capture these potential benefits of artificial intelligence in a timely manner or at all. In addition, our competitors may develop artificial intelligence products and technologies that are similar or superior to our technologies or more cost-effective to deploy. Other companies may also integrate artificial intelligence into their offerings more efficiently. If we fail to keep up with rapid technological changes to remain competitive, our future success may be adversely affected.

Our business depends on our ability to provide users with interesting and useful content, which in turn depends on the content contributed by the content creators on our platform.

The quality of the content offered on our platform and our users’ level of engagement are critical to our success. In order to attract and retain users and compete effectively, we must offer interesting and useful content and enhance our users’ viewing experience. It is vital to our operations that we remain sensitive to and responsive to evolving user preferences and offer content that appeals to our users. In 2023, 95.2% of the total video views are of PUGV, as compared to 94.6% in 2022. Thus far, we have been generally able to encourage our content creators to create and upload PUGV that are appealing to our users. We have also been providing our content creators with support and guidance in various forms, including tools and products to help realize their commercial values and technical support for content distribution, editing and uploading. However, we cannot assure you that our content creators can contribute to create popular PUGV for our platform. If our content creators cease to contribute content, or their uploaded content fails to attract or retain our users, we may experience a decline in user traffic and user engagement. If the number of users or the level of user engagement declines, we may suffer a reduction in revenue.

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

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, the Ministry of Industry and Information Technology, the Cyberspace Administration of China, the Ministry of Public Security, and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Information Security and Privacy Protection.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security

•

In December 2021, the Cyberspace Administration of China, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and the network platform operators that conduct data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. Under these measures, network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public listing in a foreign country. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

•

In November 2021, the Cyberspace Administration of China released the Regulations of Internet Data Security Management (Draft for Comments). These draft regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, processing, transmission, provision, publication and deletion, have autonomy over the purpose and the manner of data processing. Under these draft regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing in a foreign country of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, these draft regulations require that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Regulations of Internet Data Security Management (Draft for Comments) has not been adopted, and the provisions thereunder, the adoption and the effective date may be subject to change with substantial uncertainty.

•

In March 2024, the Cyberspace Administration of China issued the Provisions on Promoting and Regulating Cross-border Data Flows, which required security assessment for the following types of cross-border data transfers, (i) for critical information infrastructure operators, the outbound transfer of personal information or important data, and (ii) for data processors that are not critical information infrastructure operators, the outbound transfer of important data or the cumulative outbound transfer within one calendar year of the personal information of over one million people or the sensitive personal information of over 10,000 people. These provisions also stipulated that, when data processors that are not critical information infrastructure operators engage in the cumulative outbound transfer within one calendar year of the personal information of over 10,000 people but less than one million people or the sensitive personal information of less than 10,000 people, the data processors must enter into a standard contract for cross-border transfer of personal information with the data recipient or obtain a certification for the protection of personal information. Furthermore, these provisions clarified that data processors do not need to treat any data as “important data” the outbound transfer of which requires security assessments, if government authorities have not declared or notified them that the data are “important data.

Personal Information and Privacy

•

In August 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

•

In June 2022, the Cyberspace Administration of China issued the Provisions on the Administration of Internet Users’ Account Information, which became effective on August 1, 2022 and stipulated that internet information service providers must, among other things, equip themselves with professional and technical capabilities appropriate to the scale of their services, and establish, improve and strictly implement systems for identity authentication, account verification, information safekeeping, ecological governance, emergency response, personal information protection, among others. The provisions also require that the internet information service providers should handle and protect internet users’ account information in accordance with law, and take measures to prevent unauthorized access, as well as leakage, tampering, or loss of personal information. The internet information service providers must set up convenient portals for complaints and whistleblowing at an easily seen location, provide channels for complaints and whistleblowing, improve the acceptance, screening, disposal and feedback mechanisms, specify the handling process and feedback time limit and timely handle the complaints and whistleblowing of users and the public.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Regulations of Internet Data Security Management (Draft for Comments) remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Regulations of Internet Data Security Management (Draft for Comments), if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Regulations of Internet Data Security Management (Draft for Comments) mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether we can complete these additional procedures timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the Cyberspace Administration of China on such basis.

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

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation, which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. These regulations establish new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under these regulations for financial or non-financial losses. Although we do not conduct any business in the European economic area, in the event that residents of the European economic area access our website or our mobile platform and input protected information, we may become subject to the provisions of the General Data Protection Regulation.

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

We need to acquire or produce popular content to provide our users with an engaging and satisfying viewing experience. The acquisition of such content depends on our ability to retain our content creators, OGV partners and hosts of our live broadcasting programs. We recorded content costs in our cost of revenue of RMB2,694.8 million, RMB3,496.9 million and RMB3,195.6 million (US$450.1 million) in 2021, 2022 and 2023, respectively. We have undertaken measures to prudently manage our content costs by focusing on the acquisition of high-quality content. However, acquisition of high-quality content can be costly. The market prices for licensing fees and royalties for licensed content have increased significantly in mainland China during the past few years. Online video broadcasting programs are competing aggressively to license popular content titles and events, driving licensing fees up in general. As the market further grows, copyright owners, distributors and industry participants may demand higher licensing fees for such content. Although we have undertaken measures to prudently manage our content costs by focusing on the acquisition of high-quality content, as our content library expands and the prices of licensing premium content increase due to various reasons beyond our control, we still expect the costs of licensed content to continue to increase. Therefore, we may not be able to effectively manage our content costs. If we are unable to generate sufficient revenues to outpace the increase in costs content, or effectively control our content costs, we may incur more losses and our business, financial condition and results of operations may be adversely affected.

If the content contained within videos, live broadcasting, games, audios and other content formats on our platform is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations may be materially and adversely affected.

The PRC government and regulatory authorities have adopted regulations governing content contained within videos, live broadcasting, games, audios and other information over the internet. Under these regulations, internet content providers are prohibited from posting or displaying content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent, violent or defamatory on the internet. Internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of China. The PRC government and regulatory authorities strengthen the regulations on internet content from time to time, such as the Opinion on Strictly Regulating Online Game Market Management jointly adopted by a few authorities in December 2017, the Regulations on Administration of Network Short Video Platforms, promulgated in January 2019 by China Netcasting Services Association, the Censoring Criteria for Network Short Video Content promulgated in January 2019 and last amended in December 2021, the Administrative Provisions on Online Audio-Visual Information Services, effective from January 1, 2020 and the Notice on Strengthening the Administration of Live Broadcasting of Game-Playing on the Online Audio-Visual Program Platform, issued in April 2022 by the Online Audio-Visual Program Administration Division of the National Radio and Television Administration of the PRC (the successor of the State Administration of Press, Publication, Radio, Film and Television) and the Publishing Bureau of the Propaganda Department of the Central Committee of the Communist Party of China. The enactment of these regulations may significantly increase our compliance costs in recruiting additional content reviewers and training them to identify the prohibited content timely and accurately. Any failure to comply with these regulations may subject us to liability. In November 2020, the National Radio and Television Administration further promulgated the Notice on Strengthening the Management of Online Show Live Broadcasting and E-commerce Live Broadcasting, or Notice 78, which requests the live broadcasting platforms for online shows to strengthen positive value guidance and to prevent the spread of the trends of wealth flaunting, money worshiping and vulgarity. In February 2021, the Notice on Promulgation of the Guiding Opinions on Strengthening the Standardized Administration of Online Live Broadcasting, or Notice 3, was issued by the Cyberspace Administration of China and other governmental authorities, which further requires live broadcasting platforms to ensure correct orientation and content safety. On September 15, 2021, the Cyberspace Administration of China promulgated the Opinions on Further Compacting the Main Responsibility of the Website Platform on Information Content Management, which regulates the content and quality of the information and further requires the website platform to improve the content review mechanism. On October 26, 2021, the Office of the Central Cyberspace Affairs Commission issued the Notice on Further Strengthening the Regulation on Online Information of Entertainment Celebrities. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Transmission of Audio-Visual Programs” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Live Broadcasting Services.”

In addition to licensed content provided by copyright owners, we allow our users to upload content to our platform. Our users can upload all types of content including professionally produced content and certain graphical files for the purpose of updating user biographies and content covers. Currently, only registered users are allowed to upload content to our platform. We maintain two levels of content management and review procedures to monitor the content uploaded to our platform to ensure that no content that may be deemed to be prohibited by government rules and regulations is posted and to promptly remove any infringing content. Our content screening team screens and monitors the content uploaded on our platform on a 24-hour, seven-day basis. For more details relating to our content monitoring procedures, see “Item 4. Information on the Company—B. Business Overview—Content Management and Review.” However, there can be no assurance that we can identify all the videos or other content that may violate relevant laws and regulations due to the large amount of content uploaded by our users every day.

If the content contained within videos, live broadcasting, games, audios and other content formats on our platform is considered inappropriate or offensive, our business, financial condition and results of operations may be materially and adversely affected.

Failure to identify and prevent illegal or inappropriate content from being uploaded and/or streamed on our platform may subject us to liability. To the extent that PRC regulatory authorities find any content on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform in the form of take-down orders, cause our app to be temporarily removed from app stores, or temporarily disable certain functions on our platform, or otherwise. If we fail to immediately stop the transmission of inappropriate content, take measures such as removing the content to prevent dissemination, keep relevant records, and report to the competent authority, we may be subject to sanctions and penalties, including warning and suspension or termination of services or products. Our app was temporarily removed from app stores in the past. Although we implemented the required measures promptly and reinstated the mobile app downloads from those app stores, conducted a self-inspection by taking a comprehensive review of the content on our platform thereafter and hired more content monitoring personnel, there can be no assurance that our app will not be removed from app stores again in the future, and such removal could materially and adversely affect our business operations. Local government authorities made inquiries with us in response to allegedly inappropriate content on our platform in the past and we completed the required rectification.

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

Reports or publicity of violence and crimes related to the content on our platform, including, but not limited to, our PUGV, OGV, online games and live broadcasting programs, or any claims that content on our platform is obscene, superstitious, fraudulent, defamatory, inappropriate, offensive or impairing the public interest, may result in negative publicity and harm to our brand. Any claim that we have failed to identify any content a viewer may find objectionable may result in negative publicity, harm to our brand or regulatory actions, which in turn might have a material and adverse impact on our business and results of operations. These reports, claims or allegations, even if unproven or meritless, may lead to inquiries, investigations, other forms of regulatory response, or even legal actions against us by regulatory or government authorities as well as private parties.

Any regulatory actions against us, perceptions of inappropriate business conduct by us or perceived wrongdoing by any member of our management team, among other things, could substantially damage our reputation, and cause us to incur significant costs to defend ourselves. Government authorities may require us to discontinue or restrict the relevant services, functions or products. As a result, our business could suffer and our user base and results of operations may be materially and adversely affected. Furthermore, our advertising revenues might be materially and adversely affected by any decision by advertisers to reduce their advertising as a result of adverse media reports, user complaints or other negative publicity involving us or, content on our platform. Reductions of advertising by advertisers due to allegedly objectionable content made available on our platform by content creators, licensors, or other third parties, concerns about our content management practices, concerns about brand reputation or potential liability, or uncertainty regarding their own legal and compliance obligations, may also materially and adversely affect our advertising revenues.

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

As advised by our PRC counsel, Jingtian & Gongcheng, there is currently no explicit provisions as to what limits on virtual gifting will be imposed by the National Radio and Television Administration pursuant to Notice 78 and it is unclear how and to what degree any such limits would be imposed on different platforms. Currently, users who can be identified as minors are not allowed to make virtual gifts. However, given there is no explicit provisions on how to set the limit on virtual gifting, we have not been able to set such limit on our platform. We recorded revenues generated from our live broadcasting business under VAS. We derived 35.8%, 39.8% and 44.0% of our revenues from VAS in 2021, 2022 and 2023, respectively. Any such limits ultimately imposed may negatively impact our revenues derived from virtual gifting and our results of operations.

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

In February 2021, Cyberspace Administration of China and certain other governmental authorities issued Notice 3, according to which, online live broadcasting platforms providing online live broadcasting information services shall strictly abide by laws, regulations and regulatory requirements of the PRC, and shall strictly perform their statutory duties and obligations, implement the list of primary responsibilities of online live broadcasting platforms and ensure correct orientation and content safety. Meanwhile, Notice 3 sets forth requirements for certain live broadcasting businesses with respect to real-name registration, restrictions on minors on virtual gifting and other requirements, and further strengthens the industry admittance filing management. For example, a live broadcasting platform that carries out business-oriented network performance activities must hold an internet cultural business license and complete ICP filing; and a live broadcasting platform that carries out online audio-visual program services must hold a License for Online Transmission of Audio-Visual Programs or complete registration with the National Internet Audio-Visual Platforms Information Management System, and complete ICP filing.

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

Our financial performance has been and will continue to be influenced by our ability to add, retain and engage active users of our products. Our user acquisition and engagement may fluctuate depending on factors beyond our control. Starting from 2022, we have shifted our user growth focus from MAU growth to DAU growth, as we believe DAU is not only a better measure of the quality and sustainability of our community, but also better reflects the powerful influence of our platform and is directly linked to our commercial prospects. We anticipate that our user growth rate will slow over time as the size of our user base increases and as we achieve higher market penetration in China’s internet population. To the extent our user growth rate slows or the number of our users declines, our success will become increasingly dependent on our ability to retain existing users and enhance user activities and stickiness on the platform. If people do not perceive content and other products and services on our platform to be interesting and useful, we may not be able to retain and attract users or increase their engagement.

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

We are subject to various regulatory requirements in relation to our operation of online games. Since May 2019, the Ministry of Culture and Tourism ceased to assume the responsibility to administer the online game industry and stopped approving or issuing the Online Culture Operating Permits regarding online games. Since all of the Online Culture Operating Permits held by the Consolidated Affiliated Entities were granted by local branches of the Ministry of Culture and Tourism after May 2019, these permits do not cover online game operations. Based on the consultation of Jingtian & Gongcheng, our PRC counsel, with the Shanghai Municipal Administration of Culture and Tourism in January 2024, the Ministry of Culture and Tourism no longer assumes the responsibility to supervise the operation of online games, and it is not necessary for an enterprise to obtain Online Culture Operating Permits to operate online game operation business. On December 22, 2023, the National Press and Publication Administration promulgated the Administrative Measures for Internet Games (Draft for Comment), which provide that the national publishing regulatory authority will oversee online game publishing activities nationwide while local authorities at county level and above will be responsible for supervision within their respective administrative regions. As of the date of this annual report, the draft has not been formally adopted. Therefore, our PRC counsel, Jingtian & Gongcheng, has advised us that we are able to continue our online game operation business although the Online Culture Operating Permits currently held no longer contain content related to online games operation, which will not constitute any material non-compliance.

The National Press and Publication Administration at the national level had suspended the approval of game registration and issuance of publication numbers for online games starting from March 2018, and later resumed game registration and issued game publication numbers for the first batch of games with an effective date of December 19, 2018. From August 2021, no new game registration and the publication numbers for online games were approved or issued from the National Press and Publication Administration at the national level until resumed in April 2022, and the processing time of games registration and issuance of publication numbers may vary greatly and is within the discretion of the National Press and Publication Administration. Any delay in game registration with National Press and Publication Administration or obtaining game publication numbers could lead to the termination of our cooperation agreements with third parties or negatively affect the operation results of our games. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Games.” We cannot assure you that the suspension of the approval procedure of game registration and issuance of publication numbers would not occur again in the future and cannot predict how long such duration of suspension will be, and we cannot assure you that we or relevant third parties can obtain the National Press and Publication Administration’s approvals or complete any new governmental requirements for all games on our platform in a timely manner or at all, which could adversely and materially impact our ability to introduce new games, the timetable to launch new games and our business growth.

If the content of the online games that we are developing or operating is deemed or claimed to be inappropriate, we may fail to obtain the governmental approval to introduce, launch or operate these games. Even if we have completed new game registrations and obtained publication numbers for the online games that we introduced, launched or operated, the governmental entities may revoke these for various reasons, such as the inclusion of content that is deemed or claimed to be inappropriate, and the operations of the online games may be ordered to be suspended or terminated. Any of these events could cause delays in the launch of new games, cancellation of the development of pipeline games, suspension or termination of the operation of our existing online games and removal of our online games from app stores, which may materially and adversely affect our business operations and financial results. Also see “—If the content contained within videos, live broadcasting, games, audios and other content formats on our platform is considered inappropriate or offensive, our business, financial condition and results of operations may be materially and adversely affected.”

Moreover, the provision of online games is deemed to be an internet publication activity. An online game operator may be required to obtain an Internet Publishing Service License in order to directly make those games publicly available in mainland China. An online game operator is generally able to publish its games through authorizing third-party licensed electronic publishing entities and applying to the National Press and Publication Administration for approval of the games as electronic publications, which is consistent with our practice as of the date of this annual report. However, the Administrative Measures for Internet Games (Draft for Comment), which has not been formally adopted as of the date of this annual report, stipulates that any online game operator must obtain an Internet Publishing Service License that covers online game operation. If this draft regulation is adopted and becomes effective in its current form, we will be required to obtain an Internet Publishing Service License, and we cannot assure you that we can obtain this license in a timely manner or at all, and our failure to do so may subject us to administrative penalties.

In addition, the provision of comics online may be deemed to be an internet publication activity, which may require the content provider to obtain an Internet Publishing Service License. Furthermore, in a consultation with the competent government authorities in January 2024, our PRC counsel, Jingtian & Gongcheng, was informed that operation of an online comics business currently does not require the Internet Publishing Service License. If the regulatory policies change in the future and we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through online games and comics, the imposition of fines, the revocation of our business and operating licenses and the discontinuation or restriction of our operations of online games and comics.

Under the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs, the introduction or broadcasting of foreign anime in mainland China is subject to approval of the State Administration of Press, Publication, Radio, Film and Television or its authorized entities. Approval or filing procedures were previously not explicitly required in practice by the National Radio and Television Administration for the broadcasting and distribution of foreign anime on the internet only, until the National Radio and Television Administration and its authorized authorities clarified and implemented the relevant filing procedure in 2021. Since then, based on our consultation with the relevant government authorities, we have been following the required filing procedure for our newly introduced foreign anime before broadcasting and distributing them on our platform. According to the Regulations on the Administration of Algorithm Recommendation for Internet Information Services, which came into effect in March 2022, providers of algorithm recommendation services with public opinion attributes or social mobilization capabilities should fill in information such as the name of the service provider, service form, application area, type of algorithm, algorithm self-assessment report, intended public content and other information through the Internet Information Services Algorithm Filing System within ten working days from the date of service provision to fulfill the filing procedures. As of the date of this annual report, we have completed the filings for some of our algorithms through the Internet Information Services Algorithm Filing System and submitted the filings for the other algorithms, which are currently under the review of the competent regulatory authority.

In November 2022, the Cyberspace Administration of China issued the Circular on Effectively Strengthening the Governance of Online Violence, requiring website platforms to establish the classification standards for online violence information and the sample database of model cases, establish the identification model for online violence in light of their own characteristics, establish the emergency response mechanism for online violence, provide the settings for closing the private messages, comments, forwarding and “@” message of strangers with one click and optimize the rules for private messages. On December 15, 2022, the Administrative Provisions on Online Comment Following Services became effective, according to which, the providers of online comment following services shall verify the identity information of registered users, and shall not provide online comment following services to users who have not verified their identity information or falsely use the identity information of any organization or other individuals. For internet follow-up comment services for news information, the system of “content check before publication” shall be established; and for internet follow-up comment services by way of bullet chats, the corresponding static version of information content shall be provided on the same platform and page at the same time.

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

As part of its anti-addiction online game policy, the PRC regulators have been implementing regulations designed to reduce the amount of time that youth under the age of 18 spend playing online games. For a detailed description of these regulations, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Games—Anti-addiction System and Protection of Minors.” On October 25, 2019, the National Press and Publication Administration issued the Notice on Preventing Minors from Indulging in Online Games, which requires all online gamers to register accounts with their valid identity information and all game companies to stop providing game services to users who fail to do so. On August 30, 2021, the National Press and Publication Administration promulgated the Notice on Further Strict Management to Effectively Prevent Minors from Being Addicted to Online Games, which became effective on September 1, 2021. This notice requires that all online games enterprises including platforms providing online game services may only provide online game services to minors for one hour from 8:00 p.m. to 9:00 p.m. each day on Fridays, Saturdays, Sundays and national holidays, and may not provide online game services to minors in any form at any other time. All online games must be connected to the real-name verification system of the National Press and Publication Administration for online games to prevent addiction, all online game users must use real and valid identity information to register their game accounts and log in to online games, and online games enterprises must not provide online game services in any form (including visitor experience mode) to users who have not registered and logged in with their real names.

Furthermore, minors are prohibited from playing games exceeding a certain period of time per day or putting money into their accounts exceeding a certain amount. Online game operators are required to explore the manner to notify users of different ages about the online games based on various criteria, such as the games’ content and the amount of money anticipated to be used in the games, on the games’ download, registration and log-in pages in a prominent way. The Administrative Measures for Internet Games (Draft for Comment) promulgated by the National Press and Publication Administration in December 2023 provided that there should be strict control over the duration and time minors spend playing online games and minors should be prohibited from accessing games that may easily lead to addiction or contain inappropriate content for minors. As of the date of this annual report, the draft has not been formally adopted. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Games—Anti-addiction System and Protection of Minors.”

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

In addition, there can be no assurance that the PRC regulators would not promulgate new laws and regulations in the future to further limit minors’ access and exposure to videos, live broadcasting, audios and other content formats that we offer on our platform. The implementation of the existing and future laws and regulations may lead to a decrease in the number of minors in our user base and the playtime of minor users, thereby leading to a decrease in the minor users’ revenue contribution to our mobile game and other businesses and may materially and adversely affect our results of operations and prospects. We currently do not charge users for game playing time. However, if we were to start charging for playing time, we may lose our game players, and our financial condition and results of operations may be materially and adversely affected.

We face significant competition, primarily from companies that operate in the video-based industry in mainland China, and we compete with these companies for users, content providers and advertisers.

We face significant competition primarily from companies that operate in the video-based industry in mainland China designed to engage users, especially Generation Z+, individuals in China born between 1985 and 2009, and capture their time spent on mobile devices and the internet. In particular, our competitors mainly include large online video streaming platforms, other platforms offering video products, live broadcasting platforms, game developers and other companies offering online content. Some of our competitors have longer operating histories and significantly greater financial resources than we do, and in turn may be able to attract and retain more users, content partners and advertisers. Our competitors may compete with us in a variety of ways, including by obtaining exclusive online distribution rights for popular content, conducting brand promotions and other marketing activities, and making acquisitions. If any of our competitors provides comparable or better user experience, our user traffic could decline significantly. We have exclusive distribution rights only for certain content on our platform. Our content creators are generally free to post their content on our competitors’ platforms, which may divert user traffic from our platform, and adversely affect our user traffic and thus our operations. We believe that our ability to compete effectively depends upon many factors, some of which are beyond our control, including:

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

Content posted on our platform may expose us to allegations by third parties of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of third-party rights. We have been involved in litigation based on allegations of infringement of third-party copyright due to the content available on our platform. We are currently involved in approximately 200 lawsuits based on allegations of infringement of third-party copyright due to the content posted on our platform, which are immaterial to our company on an individual basis or a collective basis. Regardless of the outcome, these lawsuits, and any other litigation that may be brought against us or our current or former directors and officers, could be time-consuming, result in significant expenses and divert our resources and the attention of our management and other key employees. An unfavorable outcome in any of these matters could exceed the limited coverage provided under our current applicable insurance policies.

Our failure to identify unauthorized content posted on our platform may subject us to claims of infringement of third-party intellectual property rights or other rights. Although we maintain content management and review procedures to monitor the content uploaded to our platform, due to the large number of videos, texts, and images uploaded, we may not be able to identify all content that may infringe on third-party rights. Such failure may subject us to potential claims and lawsuits, defending of which may impose a significant burden on our management and employees, and there can be no assurance that we will obtain final outcomes that are favorable to us. In addition, we may be subject to administrative actions brought by the National Copyright Administration of China or its local branches or related law enforcement departments for alleged copyright infringement.

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

Furthermore, our apps may be taken down temporarily from Apple app store or other apps markets for copyright reasons, and we may be subject to copyright infringement claims brought by our competitors, which, malicious or not, may be time-consuming to defend and disrupting to our operations.

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

We face intense competition for users and hosts for our live broadcasting business.

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

We face strict regulatory supervision by government authorities for our live broadcasting business.

We face strict regulatory supervision for our live broadcasting business. In August 2018, the National Office of Anti-Pornography and Illegal Publication, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of Culture and Tourism, the National Radio and Television Administration and the Cyberspace Administration of China jointly issued the Notice on Strengthening the Management of Live Broadcasting Service, which required a real-name registration system for users to be put in place by live broadcasting service providers. Pursuant to the Notice 78, users who have not registered with real names or who are minors are prohibited from virtual gifting. On October 17, 2020, the Law of the PRC on the Protection of Minors (2020 Revision) added a new section entitled “Online Protections” which stipulates a series of provisions to further protect minors’ interests on the internet. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Live Broadcasting Services.” On March 25, 2022, the Cyberspace Administration of China, the State Taxation Administration of the PRC and the SAMR jointly issued the Notice on Further Standardizing the Profit-Making Behavior of Live Broadcasting to Promote the Healthy Development of the Industry, which required live broadcasting platforms to authenticate the identity of each live broadcasting publisher and report various information of those publishers that have profit-making behaviors to local provincial-level network department and tax authorities semi-annually. For a detailed description, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Live Broadcasting Services.”

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

In April 2022, the National Radio and Television Administration and Publication Bureau of the Central Propaganda Department of the Communist Party of China issued the notice on strengthening the management of live broadcasting of games on network audiovisual program platforms, which stipulates that live broadcasting of games shall be reported to the administrative department of radio and television in accordance with the relevant requirements for live programs. In May 2022, Opinions on Regulating Live Webcasts for Rewards and Enhancing the Protection of Minors was issued, which states that minors are prohibited from participating in live broadcasting rewards. Furthermore, the website platform should strengthen the management of the registration of anchor accounts and optimize the “teenage mode.” The website platform should establish a dedicated customer service team for minors and strengthen the management of peak hours. The provision of online anchor services to minors under the age of 16 are prohibited, and the provision of online anchor services to minors between the age of 16 and 18 shall be subject to the consent of their guardians. After 22:00 every day, the services under the “teenage mode” should be forced offline. In June 2022, the National Radio and Television Administration and the Ministry of Culture and Tourism issued the Code of Conduct for Online Hosts, which requires live broadcasting platforms to review and record the practice qualifications of live broadcasting hosts who require a high level of professionalism (e.g., healthcare, finance, law, education). Failure to comply with these regulations may subject us to fines, other penalties and reputational harm.

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

We generate a significant portion of our revenues from advertising. Our ability to generate and maintain our advertising revenues depends on a number of factors, including the maintenance and enhancement of our brand, the scale, engagement and loyalty of our users and market competition on advertising prices.

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

We face intense competition for advertising spending.

We face significant competition for advertising spending. We compete against online and mobile businesses and internet companies that offer advertising and marketing services, as well as traditional media outlets, such as television, radio and other offline advertising networks for advertising and marketing budgets.

In order to grow our advertising revenues, we must increase our market share of advertising spending relative to our competitors, many of which are large companies that have substantially broader product or service offerings and may leverage their relationships based on other products and services to gain additional share of advertising budgets.

We believe that our ability to compete effectively for advertising spending depends on many factors within and beyond our control, including:

•	the size, composition and activeness of our user base relative to those of our competitors;

•	the comprehensiveness, innovation and effectiveness of our product and service offerings, especially those of our performance-based advertisements relative to those of our competitors;

•	the volume, pricing and return on investment of our products and services relative to those of our competitors;

•	the reach, engagement and effectiveness of our advertising solutions and services relative to those of our competitors;

•	the strength of our brand and reputation relative to our competitors;

•	the availability, accuracy and utility of analytics and measurement solutions and

•	our sales and marketing efforts, and those of our competitors.

If we are not able to compete effectively for advertising spending, our business and operating results may be materially and adversely affected. In addition, as is common in the industry, many of our existing advertisers or advertising agencies do not have long-term commitments with us. They may not continue to do business with us or may only be willing to advertise with us at reduced prices if we do not deliver advertising services in an effective manner, or if they do not believe that their investment in advertising with us will generate a competitive return relative to alternative platforms.

Advertising content shown on our platform may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true and accurate and in compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to internet posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained. Violation of these laws and regulations may subject us to penalties, including imposition of fines, confiscation of our advertising income, orders to cease dissemination of the advertisements, orders to publish an announcement correcting the misleading information, orders to terminate advertising operations and revocation of business licenses.

We face significant challenges in monitoring advertising content on our platform. We cannot assure you that we can identify all content that constitute advertisements on our platform. Recent trends in advertising, such as the proliferation of short videos, live broadcasting programs, native advertising and the inclusion of promotions, sponsorships or other advertisements in videos (pre, mid, and post rolls), with paid promotions that are frequently not marked as advertising, have made advertising content identification and monitoring more challenging. Technologies and tools attempting to circumvent, evade or deceive our advertisement content monitoring system are evolving, which makes it more complicated for us to identify, monitor and review the advertising content on our platform. While we have made significant efforts to ensure that the advertisements shown on our platform are in full compliance with applicable PRC laws and regulations, we cannot ensure all the content contained in advertisements to be true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may have an adverse effect on our business, financial condition, results of operations and prospects.

If we fail to launch new games or release upgrades to existing games to grow our games’ player base, our business and operating results will be materially and adversely affected.

We derived 26.3%, 22.9% and 17.8% of our revenues from mobile games in 2021, 2022 and 2023, respectively. No mobile game individually contributed more than 10% of our total net revenues for the years ended December 31, 2021, 2022 and 2023, respectively. Our revenues from mobile games decreased by 19.9% from RMB5,021.3 million in 2022 to RMB4,021.1 million (US$566.4 million) in 2023, which was mainly attributable to fewer new game launches as well as lower revenue contributions from certain games, while revenues from our top-performing legacy games, like Azur Lane and Fate/Grand Order, remained relatively stable in 2023. If we further fail to launch new games or release upgrades to existing games in a timely manner, or if our games do not achieve expected popularity, we may lose players of our games, which could materially and adversely impact revenues from mobile games and our business operations. Even in the event that we succeed in launching new games, the new games may divert players away from the existing games on our platform, which may increase player churn and reduce revenues from our existing games.

We offer mobile games mostly from third-party game developers and publishers on our platform either on an exclusive or non-exclusive basis. Therefore, we must maintain good relationships with our third-party game developers and copyright owners to obtain access to new popular games on reasonable commercial terms. We may not be able to maintain or renew these agreements on acceptable terms or at all. In such event, we may be unable to continue offering these popular mobile games, and our operating results will be adversely affected. In addition, if our users decide to access these games through our competitors, or if they prefer other mobile games operated by our competitors, our operating results could be materially and adversely affected.

We also offer mobile games developed by our in-house game development teams. The development cycle for new titles can range from 12 months to multiple years. Therefore, our development costs can be substantial. If we experience unanticipated development delays, financial difficulties, or additional costs, we may not be able to release titles according to our schedule and at budgeted costs. External factors, such as changing interests and appetite of game players and market trends, may also have an impact on the successful launch and popularity of any new games. Despite the substantial costs and time needed for development of new games, there can be no assurance that we can recoup these costs or make a profit on these games.

In addition, the revenue model we adopt for online games may not remain effective, which may cause us to lose players and materially and adversely affect our business, financial condition and results of operations. In 2023, we incurred expenses of RMB354.8 million (US$50.0 million) in association with the termination of certain game projects. We derive substantially all of the mobile games revenues from the sale of in-game virtual items. However, we may not be able to continue to successfully implement this model.

We are not able to predict if or when we will commercially launch new games and the pace at which our new games will penetrate the online game market in China, if at all. A number of factors, including technical difficulties, lack of sufficient game development capabilities, personnel and other resources and failure to obtain, delays in obtaining or revocation of obtained governmental authorities’ approvals could result in delayed launch of new games, the cancellation of the development of our pipeline games, or the termination of the operation of existing games. Any delays in game releases or problems arising following the commercial release of one or more new online games such as programming errors, or bugs, could negatively impact our business and reputation and could cause our results of operations to be materially different from expectations. If any of these issues occurs, players may stop playing online games on our platform and may be less likely to return to such games as often in the future, which may negatively impact our business.

Our ability to generate revenues from our mobile games could suffer if mobile games market in mainland China does not develop as anticipated.

The mobile games market in mainland China has evolved rapidly in recent years, with developments such as the introduction of new business models, the development of player preferences, the increasing popularity of smartphones, market entry by new competitors and the adoption of new strategies by existing competitors. We expect each of these trends to continue, and we must continue to adapt our strategy to successfully compete in this market. There are numerous other technologies and business models in varying stages of development, such as portable tablet computers, cloud games and VR games involving new mobile technologies, which could render certain current technologies or applications obsolete. Accordingly, it is extremely difficult to accurately predict player acceptance and demand for our various existing and potential new mobile game offerings, and the future size, composition and growth of this market. Furthermore, given the limited history and rapidly evolving nature of the mobile games market, we cannot predict the price that players will be willing to pay for the virtual items in our mobile games or whether players will have concerns over security, reliability, cost and quality of service associated with mobile games. If market acceptance of our mobile games is different than anticipated, our ability to maintain or increase our revenues and profits could be materially and adversely affected.

Illegal game servers and acts of cheating by users of mobile games could harm our business and reputation and materially and adversely affect our results of operations.

Several of our competitors have reported that certain third parties have misappropriated the source codes of their games and set up illegal game servers and let their customers play such games on illegal servers without paying for the game playing time. While we already have in place numerous internal control measures to protect the source codes of our games from being stolen and to address illegal server usage and, to date, our games have not, to our knowledge, experienced such usage, our preventive measures may not be effective. The misappropriation of our game server installation software and installation of illegal game servers could harm our business and reputation and materially and adversely affect our results of operations.

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

We rely on third-party logistics services for the fulfillment and delivery relating to the sales of IP derivative products on our platform, and if such third-party logistics service providers fail to provide reliable logistics services, our business and reputation may be materially and adversely affected.

We offer IP derivative merchandise related to the ACG (anime, comics, and games) subculture as well as other areas of popular culture on our platform and generate revenues from sales of these products. We use third-party logistics service providers to fulfill orders generated on our platform. Any interruption to or failure in logistics services could prevent the timely or proper delivery of these products. These interruptions may be due to events that are beyond our control or the control of these third-party logistics service providers, such as pandemic, inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. We may not be able to find alternative logistics service providers to provide logistics services in a timely and reliable manner, or at all, to replace such third-party logistics service providers to the extent necessary. If products sold on our platform are not delivered in proper condition or on a timely basis or at all, our business and reputation would suffer.

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

We have made short-term and long-term investments. Our short-term investments primarily include financial products with variable interest rates referenced to the performance of underlying assets issued by commercial banks, other financial institutions or publicly traded companies, which we intend to sell within twelve months. Our long-term investments primarily consist of (i) investment in companies whose businesses are complementary to ours, including game, anime production and high-technology companies and (ii) investments in publicly traded companies with an intention of holding for more than one year.

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

We have acquired, and may in the future acquire, companies that are complementary to our business. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see. For example, in November 2021, we acquired all of the equity interests in Beijing Siyuexingkong Network Technology Co., Ltd., a comics distribution company, to enrich our content offerings. In February 2022, we acquired all of the equity interests in a game company to expand our in-house capacity in game development.

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

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of our acquisitions of interests in our subsidiaries and consolidated VIEs. We recorded goodwill of RMB2,338.3 million, RMB2,725.1 million and RMB2,725.1 million (US$383.8 million) as of December 31, 2021, 2022 and 2023, respectively.

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

In 2020, we established an entity together with two entities each controlled by Mr. Rui Chen and Ms. Ni Li, and an independent third party to acquire the land use rights for a parcel of land in Shanghai. We hold 30.01% of the shares of this entity. Construction of certain buildings on this parcel of land has commenced and is expected to complete by approximately 2026. We may use space in one of the buildings as our office space following the completion of this construction project. See also “Item 4. Information on the Company—Property, Plants and Equipment” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions.”

This construction project includes risks such as:

•

this entity may not be able to obtain construction financing for the development of the construction project on reasonable terms in a timely manner, or at all, and we may consider to provide additional financing to this entity to fund the development or construction;

•

construction may not be completed on schedule due to various reasons, such as supply chain issues and increased difficulty for workforce recruitment, which could result in increased expenses and construction costs, and would result in reduced profitability;

•

construction costs may exceed this entity’s original estimates due to increases in interest rates and increased material, labor or other costs, possibly making the property less profitable than projected or unprofitable because this entity may not be able to increase rents to compensate for the increase in construction costs;

•

occupancy rates and rents at newly completed properties and the time it takes to lease such facilities fully or substantially may not meet this entity’s expectations, which may result in lower than projected occupancy and rental rates resulting in an investment that is less profitable than projected or unprofitable;

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

We also do not have control over the security measures of our third-party payment service providers, and security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet security breach were to occur, users concerned about the security of their online payments may become reluctant to purchase our products through payment service providers even if the publicized breach did not involve payment systems or methods we used. In addition, billing software errors could damage user confidence in these payment systems. If any of the above were to occur and damage our reputation or the perceived security of the payment systems we use, we may lose paying users as they may be discouraged from purchasing products or services on our platform, which may have an adverse effect on our business and results of operations.

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

If we are deemed an “investment company” under the Investment Company Act of 1940, it could adversely affect the price of the ADSs, could constrain our future activities, and could materially and adversely affect our business, results of operations, and financial condition.

We do not believe that we are an “investment company” and we do not intend to become registered as an “investment company” under the U.S. Investment Company Act of 1940, or the 1940 Act. Certain of our assets and other future holdings may be deemed to be “investment securities” within the meaning of the 1940 Act. Under the 1940 Act, a company is deemed to be an “investment company” if it is engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, owning, holding, or trading in securities. On a consolidated basis, a significant portion of our present assets as of December 31, 2023 consists of time deposits and short-term investments held for cash management purposes, which may be deemed to be “investment securities” within the meaning of 1940 Act. However, we do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities. Rather, we are primarily engaged in the business of building a leading video community for young generations in China.

We seek to conduct our operations so that we do not meet the definition of “investment company” under the 1940 Act. Doing so may require us to forego potential future acquisitions of interests in companies that may be deemed to be “investment securities” within the meaning of the 1940 Act. If we are unable to structure or operate our business in a manner that avoids investment company status under the 1940 Act, we may be deemed to be an investment company within the meaning of the 1940 Act. As a foreign private issuer, we would not be eligible to register under the 1940 Act unless the SEC issued an order permitting us to do so. As a result, if we are deemed to be an investment company within the meaning of the 1940 Act, we would either have to obtain exemptive relief from the SEC or dispose of investment securities in order to fall outside the definition of an investment company. Failure to avoid being deemed an investment company under the 1940 Act, coupled with our inability as a foreign private issuer to register under the 1940 Act, could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the Nasdaq Global Select Market, which would materially and adversely affect the liquidity and value of the ADSs. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States. In addition, we may be subject to SEC enforcement action or purported class action lawsuits for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could materially and adversely affect our business, results of operations, and financial condition.

If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our convertible senior notes.

In April 2019, we issued US$500 million in aggregate principal amount of convertible senior notes due 2026, which we refer to as April 2026 Notes in this annual report. The April 2026 Notes bear interest at a rate of 1.375% per year, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2019, and will mature on April 1, 2026 (unless earlier repurchased, redeemed or converted). In June 2020, we issued US$800 million in aggregate principal amount of convertible senior notes due 2027, which we refer to as 2027 Notes in this annual report. The 2027 Notes bear interest at a rate of 1.25% per year, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2020, and will mature on June 15, 2027 (unless earlier repurchased, redeemed or converted). In November 2021, we issued US$1,600 million in aggregate principal amount of convertible senior notes due 2026, which we refer to as December 2026 notes in this annual report. The December 2026 Notes bear interest at a rate of 0.5% per year, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2022, and will mature on December 1, 2026 (unless earlier repurchased, redeemed or converted). The April 2026 Notes, 2027 Notes and December 2026 Notes are collectively referred to as the Bilibili Convertible Senior Notes in this annual report on Form 20-F.

As of December 31, 2023, the aggregate outstanding principal amount of April 2026 Notes, 2027 Notes and December 2026 Notes was US$861.8 million (RMB6.1 billion).

As of the date of this annual report, holders of the Bilibili Convertible Senior Notes have the right to require us to repurchase their notes on April 1, 2024 in the case of the April 2026 Notes, June 15, 2025 in the case of the 2027 Notes, and December 1, 2024 in the case of the December 2026 Notes. In addition, each of the Bilibili Convertible Senior Notes contains similar provisions concerning the holders’ right to require us to repurchase their notes upon the occurrence of a fundamental change (as defined in the terms of such notes), as well as similar provisions regarding our ability to redeem the existing notes in case of certain changes in tax law. Each of the indentures for the Bilibili Convertible Senior Notes defines a “fundamental change” to include, among other things, Bilibili’s ADSs ceasing to be listed on the New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq Global Market. For example, our ADSs may be prohibited from being traded in the United States under the HFCAA in the future due to regulatory reasons and our ADSs may cease to be listed as a result, which in turn may trigger a fundamental change. See “—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.” Upon the occurrence of a fundamental change, holders of the Bilibili Convertible Senior Notes will have the right, at their option, to require us to repurchase all of their Bilibili Convertible Senior Notes or any portion of the principal amount at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any. In the event of a fundamental change, we may also be required to issue additional ADSs or, in the case of the December 2026 Notes, Class Z ordinary shares in lieu of ADSs if a holder of the December 2026 Notes so elects, upon conversion of the relevant Bilibili Convertible Senior Notes. In addition, upon conversion of the December 2026 Notes, unless we elect to deliver solely ADSs (or Class Z ordinary shares if such holder elects to receive Class Z ordinary shares in lieu of any ADSs deliverable upon conversion) to settle such conversion (other than paying cash in lieu of delivering any fractional ADS), we will be required to make cash payments in respect of the notes being converted.

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

We hold a portion of our cash and cash equivalents that we use to meet our working capital and operating expense needs in deposit accounts at multiple financial institutions. The balance held in the accounts of U.S. financial institutions typically exceeds the Federal Deposit Insurance Corporation standard deposit insurance limit of $250,000 per depositor and per institution. If a U.S. financial institution in which we hold such funds fails or is subject to significant adverse conditions in the financial or credit markets, we could be subject to a risk of loss of all or a portion of such uninsured funds or be subject to a delay in accessing all or a portion of our funds. Any such loss or lack of access to these funds could adversely impact our short-term liquidity and ability to meet our operating expense obligations, including payroll obligations.

For example, on March 10, 2023, Silicon Valley Bank was closed and the Federal Deposit Insurance Corporation was appointed receiver for the bank. The Federal Deposit Insurance Corporation created a successor bridge bank, and all deposits were transferred to the bridge bank under a systemic risk exception approved by the United States Department of the Treasury, the Federal Reserve and the Federal Deposit Insurance Corporation. Access to and availability of deposits was delayed, though ultimately, in that case, restored. As of the date of this annual report, we have no balance left in Silicon Valley Bank. However, if financial institutions in which we hold funds for working capital and operating expenses were to fail, we cannot provide any assurances that the applicable governmental agencies would take action to protect our uninsured deposits or make deposits available in a similar manner.

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

We adopted a global share incentive plan in 2014 (terminated in 2022, whereas awards outstanding at the time of termination survived the termination) and a share incentive plan in 2018 (as amended in 2020 and 2022), which we refer to as the Global Share Plan and the 2018 Plan, respectively, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under the 2018 Plan, we are authorized to grant options and other types of awards. As of February 29, 2024, awards to purchase 26,971,191 ordinary shares under the Global Share Plan and the 2018 Plan have been granted and remained outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. We recognize share-based compensation expenses in our consolidated financial statements in connection with these grants and may continue to incur such expenses in the future. As of December 31, 2023, our unrecognized share-based compensation expenses relating to unvested awards amounted to RMB3,187.9 million (US$449.0 million), adjusted for estimated forfeitures.

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

We rely on certain key operating metrics to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. We calculate these operating metrics using internal company data that have not been independently verified. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business. If investors make investment decisions based on operating metrics we disclose that are inaccurate, we may also face potential lawsuits or disputes.

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

As we expand our global and cross-border businesses into more overseas markets, we will face risks associated with expanding into markets in which we have limited or no experience and in which we may be less well-known. We may be unable to attract a sufficient number of users, customers or business partners, fail to anticipate competitive conditions or face difficulties in operating effectively in these new markets. The expansion of our overseas and cross-border businesses will also expose us to risks inherent in operating businesses globally, including, but not limited to:

•	inability to recruit international and local talent and deal with challenges in replicating or adapting our company policies and procedures to operating environments different than those of China;

•	lack of acceptance of the product and service offerings on our platform;

•	disruptions in the supply chain;

•	investigations regarding anti-dumping;

•	trade wars;

•	geopolitical tensions, political instability and general economic or political conditions in particular countries or regions;

•	challenges and increased expenses associated with staffing and managing global and cross-border operations and managing an organization spread over multiple jurisdictions;

•	trade barriers, such as import and export restrictions, tariffs, customs duties and other taxes, competition law regimes and other trade restrictions, as well as other protectionist policies;

•	differing and potentially adverse tax consequences;

•	increased and conflicting regulatory compliance requirements;

•	adaption to different industry practices;

•	challenges caused by distance, language and cultural differences;

•	impact of natural disasters or health epidemics;

•	increased costs to protect the security and stability of our information technology systems, intellectual property and personal data, including compliance costs related to data localization laws;

•	availability and reliability of global and cross-border payment systems and logistics infrastructure; and

•	exchange rate fluctuations.

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

We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, the Securities and Futures Commission of Hong Kong, which is in charge of regulating Hong Kong’s securities and futures markets, and the various regulatory authorities in mainland China, Hong Kong and the Cayman Islands, and to new and evolving regulatory measures under applicable laws. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

The new PRC Company Law, with effect from July 1, 2024, will affect many critical aspects of corporate establishment, operations and governance. Shareholders of a company must fully pay in their subscribed registered capital within five years from the date of establishment of this company, and companies established before July 1, 2024 shall gradually adjust their capital contribution to meet this new requirement. This law also imposes greater personal liability for directors, supervisors and management. Violation of the PRC Company Law could subject us to sanctions and penalties, including fines, orders to correct and public announcements of violations. Uncertainties exist with respect to the interpretation and implementation of the PRC Company Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

A severe or prolonged downturn in the Chinese or global economy, any financial or economic crisis, or perceived threat of such a crisis, could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. Heightened geopolitical tensions in various regions of the world may have negative effects to the global economy. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

We face risks related to natural disasters and health epidemics.

Our business could be adversely affected by natural disasters, health epidemics, or other public safety concerns affecting the PRC, and particularly Shanghai. Natural disasters, such as severe weather conditions, a snowstorm, flood or hazardous air pollution, or other outbreaks, to server interruptions, breakdowns, system failures, website or app failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware, as well as adversely affecting our ability to operate our website or apps and provide services and solutions. Our business could also be adversely affected if our employees are affected by health epidemics, such as new variants of COVID-19 or outbreaks of other diseases. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Our headquarters are located in mainland China, where most of our directors and management and many of our employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in mainland China. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect mainland China, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

Our ability to conduct business in international markets may be adversely affected by legal, regulatory and other risks.

International expansion of our platform and offerings is a part of our growth strategy and may subject us to additional risks and challenges, including, but not limited to, challenges in formulating effective local sales and marketing strategies targeting users from various jurisdictions and cultures, who have a diverse range of preferences and demands; challenges in achieving sufficient brand recognition as compared with our home market in China; challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them; exposure to different tax jurisdictions that may subject us to greater fluctuations in our effective tax rate and potentially adverse tax consequence; and risks of increased costs associated with doing business in foreign jurisdictions, including burdens of complying with a wide variety of local laws and regulations. If we fail to address any of these risks and challenges associated with our international expansion, our reputation, business and results of operations may be adversely affected.

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

PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content and online game operations. For example, the internet cultural business (except for music), the internet audio-visual program business, the radio and television program production and operation business, and the production of audio-visual products and/or electronic publications remain as prohibited areas for foreign investment. Specifically, foreign ownership of a commercial internet information services provider may not exceed 50%. We are a company registered in the Cayman Islands and our WFOE is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in mainland China mainly through the VIEs and their respective subsidiaries, based on a series of contractual arrangements by and among our wholly owned subsidiaries in mainland China (our WFOEs), the VIEs, and their shareholders, as applicable. As a result of these contractual arrangements, we exert control over the Consolidated Affiliated Entities and consolidate their financial results in our financial statements under U.S. GAAP. The Consolidated Affiliated Entities hold the licenses, approvals and key assets that are essential for our operations.

In the opinion of our PRC counsel, Jingtian & Gongcheng, based on its understanding of the relevant PRC laws and regulations, except as disclosed in this annual report, each of the contracts among our WFOEs, the VIEs and their shareholders is valid, binding and enforceable in accordance with its terms.

However, Bilibili is a Cayman Islands holding company with no equity ownership in the VIEs and conducts its operations primarily through its PRC subsidiaries, VIEs and their subsidiaries in mainland China. Investors in Bilibili’s ADSs or the Class Z ordinary shares thus are not purchasing equity interest in the VIEs in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the VIEs, which contribute to 69.4% of our revenues in 2023. Bilibili, its PRC subsidiaries and the VIEs, and investors of Bilibili face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

We have been further advised by our PRC counsel, Jingtian & Gongcheng, that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government may ultimately take a view contrary to the opinion of our PRC counsel. If we are found in violation of any PRC laws or regulations or if the contractual arrangements among our WFOEs, the VIEs and their shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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

The VIEs hold certain licenses that are important to our operations, including the Value-added Telecommunication Business Licenses, a License for Online Transmission of Audio-Visual Programs, Online Culture Operating Permits and License for Production and Operation of Radio and Television Programs. Under our contractual arrangements, the shareholders of the VIEs may not voluntarily liquidate the VIEs or approve them to sell, transfer, mortgage or dispose of their assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy, or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if the VIEs or their subsidiaries undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

In mainland China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in mainland China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries, the VIEs and their subsidiaries are generally held securely by personnel we designated or approved in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

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

The National People’s Congress approved the PRC Foreign Investment Law on March 15, 2019, effective from January 1, 2020, and the State Council approved the Regulation on Implementing the PRC Foreign Investment Law on December 26, 2019, effective from January 1, 2020. The Supreme People’s Court of mainland China issued a judicial interpretation on the Foreign Investment Law, in December 2019, effective from January 1, 2020, to ensure fair and efficient implementation of the Foreign Investment Law. The judicial interpretation clarifies the issues regarding the validity of the investment contract violating the restrictive or prohibitive requirements in the negative list. According to the judicial interpretation, courts in mainland China shall not, among other things, support contracted parties to claim foreign investment contracts in sectors not on the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), most recently jointly promulgated by the Ministry of Commerce of the PRC and the National Development and Reform Commission of the PRC, or the NDRC, on December 27, 2021 and became effective on January 1, 2022, or the Negative List (2021), as void because the contracts have not been approved or registered by administrative authorities. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it is difficult to predict the outcome of a judicial or administrative proceeding, and such unpredictability towards our contractual rights could adversely affect our business and impede our ability to continue our operations. The Foreign Investment Law and its implementation regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

The Foreign Investment Law removes all references to the terms of “de facto control” or “contractual control” as defined in the draft published in 2015 by the Ministry of Commerce. However, the Foreign Investment Law has a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors in mainland China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, the State Council may in the future promulgate laws and regulations that deem investments made by foreign investors through contractual arrangements as “foreign investment,” and our contractual arrangements may be subject to and be deemed to violate the market entry requirements in mainland China. The VIE structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in mainland China. See “Item 4. Information on the Company—C. Organizational Structure” for more details about these contractual arrangements.

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

We conduct our business primarily in mainland China. Our operations in mainland China are governed by PRC laws and regulations. PRC government has significant oversight over the conduct of our business and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our Class Z ordinary shares and the ADSs.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, effective March 31, 2023. According to these measures, mainland China companies that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. An overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under these measures. An overseas listed company is also required to report material events to the CSRC within three working days after the occurrence and announcement of certain events, including, among other things, the change of control, investigation or penalties imposed by relevant authorities, the conversion of listing status or the transfer of listing board. Failure to comply with these filing or reporting requirements may result in fines and other penalties on the companies, the controlling shareholder and other responsible persons. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to M&A and Overseas Listings.”

On February 17, 2023, the CSRC held a press conference for the release of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that the domestic companies that have already been listed overseas before March 31, 2023 shall be deemed as the existing applicants who are not required to complete the filing procedures immediately but shall be required to file with the CSRC when subsequent matters such as refinancing are involved. Furthermore, for the overseas listing of companies with VIE contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with these domestic companies which duly meet their compliance requirements and support their development and growth by enabling them to utilize both markets and their resources. Nevertheless, it does not specify what qualify as a compliant VIE structure and what relevant domestic laws and regulations are required to be complied with.

If we fail to file with the CSRC in a timely manner or at all, for any future offering (including, among others, follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities) pursuant to these measures due to our contractual arrangements, our ability to raise or utilize funds could be materially and adversely affected, and we may even need to unwind our contractual arrangements or restructure our business operations to rectify the failure to complete the filings. There remain substantial uncertainties as to the interpretation, application, and enforcement of these measures and how they will affect our operations and our future financing.

On February 24, 2023, the CSRC and other relevant government authorities promulgated the Provision on Confidentiality of Overseas Securities Issuance and Listing which became effective on March 31, 2023, according to which, where a domestic enterprise provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing subjects, documents and materials involving state secrets and working secrets of state organs, it shall report the same to the competent department with the examination and approval authority for approval in accordance with the law, and submit the same to the secrecy administration department of the same level for filing.

On December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the Negative List (2021), which became effective on January 1, 2022. Pursuant to the Negative List (2021), if a domestic company engaging in the prohibited business stipulated in the Negative List (2021) seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. At a press conference held on January 18, 2022, the NDRC clarified that the requirement as mentioned above would only apply to domestic company’s direct overseas offerings; as for the domestic company to list overseas indirectly, the CSRC is seeking public comments on the relevant regulations. As the Negative List (2021) is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

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

The PRC anti-monopoly enforcement agencies have strengthened enforcement under the PRC Anti-Monopoly Law in recent years. In February 2021, the Anti-Monopoly Guidelines for the Internet Platform Economy Sector was promulgated by the Anti-monopoly Commission of the PRC State Council. The Anti-Monopoly Guidelines for the Internet Platform Economy Sector is consistent with the Anti-Monopoly Law of the PRC and prohibits monopoly agreements, abuse of dominant position and concentration of undertakings that may have the effect of eliminating or restricting competitions in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for the Internet Platform Economy Sector outlines certain practices that may, if without justifiable reasons, constitute abuse of dominant position, including, without limitation, tailored pricing using big data and analytics, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundled services to sell services or products, and compulsory collection of user data. Besides, the Anti-Monopoly Guidelines for the Internet Platform Economy Sector expressly states that concentration involving VIE will also be subject to antitrust filing requirements. On August 17, 2021, the SAMR issued the Provisions on Preventing Unfair Online Competition (Draft for Comments), which detailed the implementation of the PRC Unfair Competition Law, including specifying certain online unfair competition behaviors that should be prohibited. As of the date of this annual report, Provisions on Preventing Unfair Online Competition (Draft for Comments) have not been formally adopted, and due to the lack of further clarification, there are still uncertainties regarding the interpretation and implementation of the provisions. Since the Anti-Monopoly Guidelines for the Internet Platform Economy Sector are relatively new and the Provisions on Preventing Unfair Online Competition (Draft for Comments) have not been formally adopted, uncertainties still exist in relation to its interpretation and implementation. Although we do not believe we engage in any foregoing situations which would cause material adverse effect on our financial and business conditions, we cannot assure you that our business operations will comply with such regulation in all respects, and any failure or perceived failure by us to comply with such regulation may result in governmental investigations, fines and/or other sanctions on us.

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

On June 24, 2022, the Standing Committee of the National People’s Congress adopted the amendment on Anti-Monopoly Law, which introduced a “safe harbor” for anti-competitive agreements that have a market share lower than a specific threshold to be set by the SAMR, granted the SAMR the power to suspend the review period in merger investigations under specified circumstances, allowed public prosecutors to bring a civil public interest lawsuit based on monopolistic behaviors, and significantly increased the penalties for violation of anti-monopoly law. This amendment emphasized on the enforcement of anti-monopoly laws in the internet, finance and other key industries.

The strengthened enforcement of the Anti-Monopoly Law could result in investigations on our acquisition transactions conducted in the past and make our acquisition transactions in the future more difficult due to the prior filing requirement. If a business operator carries out a concentration in violation of the Anti-Monopoly Law, the relevant authority may order the business operator to terminate the concentration, dispose of the shares or assets or transfer the business within a specified time limit, or take other measures to restore the pre-concentration status, and impose a fine of up to 10% of the preceding year’s sales volume where such concentration has or may have the effect of excluding or restricting competition, or a fine of up to RMB5,000,000 where such concentration does not have the effect of excluding or restricting competition. The PRC anti-monopoly laws may increase our compliance burden, particularly in the context of relevant PRC authorities strengthening supervision and enforcement of the Anti-Monopoly Law against internet platforms. If the PRC regulatory authorities identify any of our activities as monopolistic under the Anti-Monopoly Law or the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, or identify us holding a dominant market position or of abusing such dominant position, we may be subject to investigations and administrative penalties, such as termination of monopolistic act and confiscation of illegal gains. There are significant uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in mainland China. Any non-compliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, lead to negative publicity, liabilities or administrative penalties, therefore materially and adversely affect our financial conditions, operations and business prospects. If we are required to take any rectifying or remedial measures or are subject to any penalties, our reputation and business operations may be materially and adversely affected.

Regulation and censorship of information disseminated over the mobile and internet in mainland China may adversely affect our business and subject us to liability for content posted on our platform.

Internet companies in mainland China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements on the distribution of information over the mobile and internet. Under these rules and regulations, content service providers are prohibited from posting or displaying over the mobile or internet content that, among others, violates PRC laws and regulations, impairs the national dignity of China or the public interest, is obscene, superstitious, fraudulent or defamatory, or may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of China. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Information Security and Privacy Protection.” In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by, or revoke licenses of, any internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. For example, in recent years, the National Office of Anti-Pornography and Illegal Publications, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Culture and Tourism, and the Ministry of Public Security jointly have been launching a series of “Clean Up the Internet” campaigns. These campaigns aim to eliminate pornographic information and content in the internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. During the campaigns, relevant government authorities have shut down websites, removed links and closed accounts. Certain major public internet companies voluntarily initiated self-investigations to filter and remove content from their websites and cloud servers. In January 2019, China Netcasting Services Association issued the Regulations on Administration of Network Short Video Platforms and Censoring Criteria for Network Short Video Content, the latter of which was further amended in December 2021, to tighten the censorship on short video content. The regulatory authorities carried out a series of law enforcement actions against violation of personal information protection from January to December 2019. On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the SAMR, jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages APP operators to conduct security certifications, and encourages search engines and app stores to clearly mark and recommend those certified apps. At the same time, they announced a one-year special crackdown on the illegal collection and misuse of personal information by apps. On July 22, 2020, the Ministry of Industry and Information Technology issued the Notice on Carrying out Special Rectification Actions in Depth against the Infringement on Users’ Rights and Interests by Apps to urge app service providers, among others, to strengthen the protection of users’ personal information in relation to the download and usage of apps. On March 12, 2021, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the SAMR jointly issued the Necessary Personal Information Range Provisions of Common Types of Apps to further provide guidance over personal information security and privacy protection. As a result, a number of mobile apps were condemned publicly for their non-compliance with personal information protection policies, including, among other non-compliance actions, the failure to publish rules on the collection and improper use of users’ personal information, the failure to provide channels for users to access and revise their information, the failure to provide functions for users to cancel accounts, the unauthorized collection of personal information, the unreasonable requests for access, and the unauthorized sharing of information with third parties. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Transmission of Audio-Visual Programs” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Information Security and Privacy Protection.”

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

In March 2018, the State Administration of Press, Publication, Radio, Film and Television issued the Notice on Further Regulating the Order of Online Audio-Visual Programs to further regulate the transmission of internet audio-visual programs. Due to the lack of clarification and detailed implementation rules, it is unclear to us whether and how this notice would be applicable to the content posted on our platform by our users. In November 2019, the Cyberspace Administration of China, the National Radio and Television Administration and the Ministry of Culture and Tourism, jointly issued the Notice on Promulgation of the Administrative Provisions on Internet Audio-Visual Information Services, which required the providers of internet audio-visual information services to have sufficient capacities to deal with cyber threats, prevent internet illegal and criminal activities, and defend the integrity, safety and availability of online data. We have conducted a review of the content that may be implicated on our platform and believe our current content monitoring measures in place are adequate. However, given the uncertainty in the interpretation and implementation of this notice, we may be required to subsequently implement further content monitoring measures, which could materially and adversely affect our business, financial condition and results of operations. For further information regarding this notice, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Transmission of Audio-Visual Programs.”

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

Our revenues from mobile games are collected through the online sale of in-game items, which are considered to be the “virtual currency” as such term is defined in the Notice on Strengthening Administration of Virtual Currency of Online Games, which was jointly issued by the Ministry of Culture of the PRC the predecessor of the Ministry of Culture and Tourism, and the Ministry of Commerce in 2009. PRC laws and regulations, including this notice, have provided various restrictions on virtual currency and imposed various requirements and obligations on online game operators with respect to the virtual currency used in their games, including that (i) any entity engaged in the services relating to the issuance or trading of virtual currencies for online games shall comply with the conditions relevant to the establishment of an internet culture entity for business purpose and file an application with the provincial administrative department of culture at its locality for preliminary examination and then with the Ministry of Culture of the PRC for approval; (ii) the total amount of virtual currency issued by online game operators and the amount purchased by individual users in mainland China is subject to limits, and online game operators are required to report the total amount of their issued virtual currency on a quarterly basis and are prohibited from issuing disproportionate amounts of virtual currency in order to generate revenues; (iii) virtual currency may only be provided to users in exchange for payment in legal currency and may only be used to pay for virtual goods and services of the issuer of the currency, and online game operators are required to keep transaction data records for no less than 180 days; (iv) online game operators are prohibited from providing lucky draws or lotteries that are conducted on the condition that participants contribute cash or virtual currency in exchange for game props or virtual currencies; (v) online game operators are prohibited from providing virtual currency trading services to minors; and (vi) companies involved with virtual currency in mainland China must be either issuers or trading platforms, and may not operate simultaneously both as issuers and as trading platforms. We must tailor our business model carefully, including designing and operating our databases to maintain user information for the minimum required period, in order to comply with the current PRC laws and regulations, including the foregoing notices, in a manner that in many cases can be expected to result in an adverse impact on our online game revenues.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Tax Administration issued the Circular Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies which was most recently amended in December 2017, or the Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in mainland China. The State Tax Administration issued Chinese-Controlled Offshore Incorporated Resident Enterprises Income Tax Regulation, or the Bulletin 45, which took effect on September 1, 2011 and was last amended on June 15, 2018, to provide more guidance on the implementation of Circular 82 and clarify the reporting and filing obligations of Chinese-controlled offshore incorporated resident enterprises. Bulletin 45 also provides procedures and administrative details for the determination of resident status and administration of post-determination matters. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Tax Administration’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident enterprise by virtue of having its “de facto management body” in mainland China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (ii) decisions relating to the enterprise’s financial matters (such as loan, financing, and financial risk management) and human resource matters (such as appointment, dismissal and remuneration) are made or are subject to determination or approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

There are significant uncertainties under the Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the Enterprise Income Tax Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside mainland China, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and mainland China, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our current PRC subsidiaries are wholly owned by our Hong Kong subsidiaries, such as Hode HK. Accordingly, Hode HK may qualify for a 5% tax rate in respect of distributions from its PRC subsidiaries. Under the Notice of the State Taxation Administration on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated in 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include, but are not limited to: (i) the taxpayer must be the beneficial owner of the relevant dividends, and (ii) the corporate shareholder to receive dividends from the PRC subsidiaries must have met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Tax Administration promulgated the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties in 2018, which sets forth certain detailed factors in determining “beneficial owner” status, and specifically, if an applicant’s business activities do not constitute substantive business activities, the applicant will not qualify as a “beneficial owner.”

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties promulgated by the State Tax Administration on October 14, 2019 and became effective from January 1, 2020, which provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, collect and retain relevant materials for reference in accordance with these treaties and accept supervision and management from the tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiaries.

We face uncertainty with respect to the indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in Bilibili by non-resident investors.

In February 2015, the State Tax Administration issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or STA Bulletin 7, as amended in 2017. Pursuant to this bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to STA Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in mainland China, immovable properties located in mainland China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in mainland China or if its income mainly derives from mainland China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the shareholders, the business model and organizational structure of the offshore enterprise; the replicability of the transaction by direct transfer of PRC taxable assets; and the offshore tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in mainland China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payer fails to withhold any or sufficient tax, the transferor is required to declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. STA Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

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

The Enterprise Income Tax Law imposes a unified 25% enterprise income tax rate on all resident enterprises in mainland China, subject to certain exceptions. Certain enterprises may enjoy a preferential enterprise income tax rate of 15% under the Enterprise Income Tax Law if they qualify as a High and New Technology Enterprise. For example, Hode Information Technology has previously qualified as a High and New Technology Enterprise, which allowed it to enjoy a 15% preferential enterprise income tax rate for three years from 2023 to 2025. Shanghai Bilibili Technology Co., Ltd. previously qualified as a High and New Technology Enterprise, which allowed it to enjoy a 15% preferential enterprise income tax rate for three years from 2021 to 2023, and plans to renew its qualification as a High and New Technology Enterprise in 2024. If Hode Information Technology or Shanghai Bilibili Technology Co., Ltd. fails to maintain or renew their High and New Technology Enterprise status, their applicable enterprise income tax rate may be increased to 25%, which could have a material adverse effect on our financial condition and results of operations.

There are uncertainties with respect to value-added tax rates relating to the tax liabilities of our PRC subsidiaries.

The Ministry of Finance, the State Tax Administration and the General Administration of Customs promulgated the Notice on Relevant Policies for Deepening Value-added Tax Reform on March 20, 2019, which provides that the value-added tax rate of 16% in manufacturing and other industries is reduced to 13%, the value-added tax rate of 10% in transportation and other industries is reduced to 9%, and the value-added tax rate in value-added telecommunication service and other industries stays at 6% from April 1, 2019. We are subject to value-added tax for goods sold mainly at a rate of 13% depending on their categories in different periods in 2021, 2022 and 2023. Our advertising revenues (value-added tax included) are subject to culture business construction fee at a rate of 3% in the first half year of 2019, which was reduced to 1.5% since July 1, 2019, valid until December 31, 2024. The cultural business construction fees were exempted for the fiscal years of 2020 and 2021 as part of the measures taken by the government to ease the negative impact from COVID-19 pandemic. We are also subject to surcharges on value-added tax payments in accordance with PRC law. Starting from September 1, 2021, we are no longer legally required to withhold surcharges on value-added tax withheld for non-trade foreign exchange payments. However, it is uncertain whether the value-added tax rate will be raised or any of the above-mentioned tax treatments will be altered in the future, which could have a material adverse effect on our financial condition and results of operations. If we fail to comply with these regulations, we may be subject to sanctions including corrective orders, imposition of fines and confiscation of illegal gains.

It may be difficult for overseas regulators to conduct investigations or collect evidence within mainland China.

Shareholder claims or regulatory investigations that are common in the United States (including securities law class actions and fraud claims) generally are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator may directly conduct investigations or collect evidence and no entities or individuals may provide documents or materials in connection with securities activities without proper authorization as stipulated under Article 177. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigations or collect evidence within mainland China may further increase difficulties faced by you in protecting your interests. See also “—Our shareholders may face difficulties in protecting their interests, and the ability to protect their rights through U.S. courts and Hong Kong courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands exempted company.

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.

The M&A Rules, and other newly adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the PRC Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, as amended in June 2022 and the Provisions of the State Council on the Thresholds for Declaring Concentration of Business Operators, as amended in 2024, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds (meaning during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB12 billion and at least two of these operators each had a turnover of more than RMB800 million within mainland China, or (ii) the total turnover within mainland China of all the operators participating in the concentration exceeded RMB4 billion, and at least two of these operators each had a turnover of more than RMB800 million within mainland China) must be cleared by anti-monopoly law enforcement agency of the State Council before they can be completed. Where a concentration of business operators does not satisfy the threshold for declaration as prescribed, but there is evidence proving that the concentration has or may have the effect of eliminating or restricting competition, the anti-monopoly law enforcement authorities of the State Council may request the business operators to declare the concentration. On December 14, 2020, the SAMR announced three cases of administrative penalties for the failures of acquirers to make proper concentration declarations to authorities about their past acquisitions. This is also the first time that the SAMR imposed administrative penalties for illegal concentration declarations on entities structured in a VIE arrangement.

In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, the Ministry of Commerce promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective in September 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing the Ministry of Commerce regulations, the Ministry of Commerce will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the Ministry of Commerce decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the NDRC, and the Ministry of Commerce under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet content or mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to the Ministry of Commerce review. On December 19, 2020, the NDRC and the Ministry of Commerce jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, setting forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment was established under the NDRC, who leads the task together with the Ministry of Commerce. Foreign investor or relevant parties in mainland China must declare the security review to this office prior to the investments in, among other industries, important cultural products and services, important information technology and internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain control in the target enterprise. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Investment in the PRC.”

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the Ministry of Commerce or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in mainland China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

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

Rui Chen, Ni Li and Yi Xu have completed initial SAFE registration prior to our initial public offering in 2018 and will update their registration filings with SAFE under SAFE Circular 37 when any changes should be registered under SAFE Circular 37. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make or update such registrations, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations or our failure to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted share-based awards could follow SAFE Circular 37 to apply for the foreign exchange registration before Bilibili became an overseas listed company. In 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies. Under the notices and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share-based awards, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. Failure of our PRC stock option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us, or otherwise materially adversely affect our business. The State Tax Administration has issued certain circulars concerning equity incentive awards. Under these circulars, our employees working in mainland China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Each of our PRC subsidiaries has obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes for those employees. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

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

Most of these ways are subject to PRC regulations and approvals. For example, loans we make to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in mainland China. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to the Consolidated Affiliated Entities, which are PRC domestic company. Further, we are not likely to finance the activities of the Consolidated Affiliated Entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet information services, online games, online audio-visual program services and related businesses.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, and last amended on December 30, 2019. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within mainland China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in mainland China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our equity offering and notes offering and then to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in mainland China. On October 23, 2019, SAFE issued Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in mainland China; provided that such investments do not violate the Negative List (2021) and the target investment projects are genuine and in compliance with PRC laws. The interpretation and implementation of Circular 28 in practice are still subject to substantial uncertainties. According to the Circular on Optimizing the Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments using the income under their capital accounts generated from their capital, foreign debt and overseas listing, without providing materials evidencing the authenticity in advance; provided that the capital usage is authentic and compliant with the current capital account income usage management regulations. The concerned bank is required to conduct spot checks in accordance with the relevant requirements.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans we make to our PRC subsidiary or with respect to future capital contributions we make to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our equity offering and notes offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuation in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollars, at times significantly and unpredictably. The value of Renminbi against the U.S. dollars and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollars in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollars in the future.

A substantial majority of our revenues and costs is denominated in Renminbi. Any significant depreciation of the Renminbi may materially adversely affect the value of, and any dividends payable on, the ADSs in U.S. dollars. For example, when we convert our U.S. dollars denominated funds into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollars would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollars against the Renminbi would have a negative effect on the U.S. dollars amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollars terms regardless of any underlying change in our business or results of operations.

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

In light of the flood of capital outflows of mainland China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Risks Related to Our Listed Securities

The trading prices of our listed securities have been and are likely to continue to be volatile, regardless of our operating performance, which could result in substantial losses to our investors.

The trading price of our ADSs has been volatile since our ADSs started to trade on the Nasdaq Global Select Market, and could fluctuate widely due to factors beyond our control. The trading price of our Class Z ordinary shares, likewise, can be volatile for similar or different reasons. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with operations located mainly in mainland China that have listed their securities in the United States and/or Hong Kong, or because of trends in the global economy in general or the Chinese economy in particular, or because of international geopolitical tensions. In addition to market and industry factors, the prices and trading volumes for our listed securities may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new product and service offerings, solutions and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our products and services or our industry;

•	additions or departures of key personnel;

•	releases at any time, in some cases without notice, of lock-up or other transfer restrictions on our outstanding ordinary shares, ADSs or other equity related securities;

•	sales of additional ADSs or other equity-related securities in the public markets, or issuance of ADSs upon conversion of convertible senior notes we issued, or the perception of these events; and

•	actual or potential litigation or regulatory investigations.

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

Provisions of our convertible senior notes could discourage an acquisition of us by a third party.

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

As of the date of this annual report, three of our directors, Rui Chen, Ni Li and Yi Xu, beneficially own all of our issued Class Y ordinary shares. As of February 29, 2024, these Class Y ordinary shares constitute approximately 20.3% of our total issued and outstanding shares and approximately 71.8% of the aggregate voting power of our total issued and outstanding shares. As a result of the dual-class share structure and the concentration of ownership, holders of Class Y ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our listed securities. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that our shareholders may view as beneficial.

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

We have adopted a dual-class voting structure such that our ordinary shares consist of Class Z ordinary shares and Class Y ordinary shares. Based on our dual-class voting structure, in respect of matters requiring a shareholders’ vote, holders of Class Z ordinary shares will be entitled to one vote per share, while holders of Class Y ordinary shares will be entitled to ten votes per share. Due to the disparate voting powers attached to these two classes of ordinary shares, three of our directors, Rui Chen, Ni Li and Yi Xu, beneficially own all of our issued Class Y ordinary shares. As of February 29, 2024, these Class Y ordinary shares in aggregate constitute approximately 20.3% of our total issued and outstanding ordinary shares and approximately 71.8% of the aggregate voting power of our total issued and outstanding ordinary shares. They may take actions that are not aligned with the interests of our shareholders, including the ADS holders. In addition, the significant concentration of share ownership may adversely affect the trading price of our Class Z ordinary shares and/or ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, we received from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return to the shareholders and/or ADS holders will likely depend entirely upon any future price appreciation of our listed securities. There is no guarantee that our listed securities will appreciate in value or even maintain the price at which the investors purchased these securities. Investors may not realize a return on their investment in our listed securities and may even lose their entire investment.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon the composition of our income and assets and projections as to the value of our assets, including goodwill and other unbooked intangibles not reflected on our balance sheet, we do not believe that we were a PFIC for the 2023 taxable year and we do not presently expect to be a PFIC for the current taxable year. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs or Class Z ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of the ADSs or Class Z ordinary shares (which may be volatile). In particular, recent declines in the market price of the ADSs and Class Z ordinary shares increased our risk of becoming a PFIC. The market price of the ADSs and Class Z ordinary shares may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. In addition, if it were determined that we do not own the stock of the VIEs for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase.

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

We are an exempted company limited by shares registered under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in Hong Kong and some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than Hong Kong and the United States. Some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including, but not limited to, those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States. The Cayman Islands courts are also unlikely to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of securities laws of the United States, or to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of securities laws of the United States that are penal in nature. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

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

There is uncertainty as to whether the judgment of United States courts will be directly enforced in Hong Kong, as the United States and Hong Kong do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. However, a foreign judgment may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court since the judgment may be regarded as creating a debt between the parties to it; provided that the foreign judgment, among other things, is a final judgment conclusive upon the merits of the claim and is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States or Hong Kong. For a discussion of significant differences between the provisions of the Companies Act (as amended) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”

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

Because we are a foreign private issuer under the Securities Exchange Act of 1934, or the Exchange Act, we are exempt from certain provisions of U.S. securities rules and regulations that are applicable to U.S. domestic issuers, including:

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

The ADSs are currently traded on Nasdaq. Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our Class Z ordinary shares may deposit Class Z ordinary shares with the depositary in exchange for the issuance of the ADSs. Any holder of ADSs may also withdraw the underlying Class Z ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class Z ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class Z ordinary shares on the Hong Kong Stock Exchange and the ADSs on Nasdaq may be adversely affected.

There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of the ADSs.

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.2% of the greater of the consideration for, or the value of, shares transferred, with 0.1% payable by each of the buyer and the seller. To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their ordinary shares, including ordinary shares underlying ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading or conversion of the ADSs, the trading price and the value of your investment in our Class Z ordinary shares and/or ADSs may be affected.

The time required for the exchange between our Class Z ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Class Z ordinary shares into ADSs involves costs.

There is no direct trading or settlement between Nasdaq and the Hong Kong Stock Exchange on which the ADSs and our Class Z ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances or other factors may delay the deposit of Class Z ordinary shares in exchange for ADSs or the withdrawal of Class Z ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange for Class Z ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate.

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

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet and other related business, Hode Shanghai later entered into a series of contractual arrangements with Hode Information Technology and Shanghai Kuanyu, and their respective shareholders, and Chaodian Technology entered into a series of contractual arrangements with Chaodian Culture and its individual shareholders. We have also entered into contractual arrangements with several other affiliated entities and their respective nominee shareholders, through some of our subsidiaries other than Hode Shanghai or Chaodian Technology. As a result of our direct ownership in our WFOE and the VIE contractual arrangements, we are regarded as the primary beneficiary of the VIEs. We treat them and their subsidiaries as variable interest entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

On March 28, 2018, the ADSs representing our Class Z ordinary shares commenced trading on the Nasdaq Global Select Market under the symbol “BILI.” We raised approximately US$443.3 million in net proceeds from our initial public offering after deducting underwriting commissions and the offering expenses payable by us.

In October 2018, Tencent became a major shareholder of ours and we entered into a strategic collaboration agreement with it for sharing and operating existing and additional anime and games on our platform. In December 2018, we and Taobao entered into a business collaboration agreement in content-driven e-commerce and commercialization of our intellectual property assets.

In March 2021, our Class Z ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “9626.” We raised approximately HK$22.9 billion (RMB19.3 billion) from our global offering, after deducting underwriting fees and other offering expenses.

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

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We maintain our website for investor relations at http://ir.bilibili.com. The information contained on this website is not a part of this annual report.

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

We are a full-spectrum video community that offers a wide array of content serving young generations’ diverse interests. We adopt “All the Videos You Like” as our brand proposition. We have built our community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. In our community, users and content creators discover and interact with diverse content encompassing different interests, from lifestyle, game, entertainment, anime, knowledge to many more. We also enable broad video-based content consumption scenarios centered around professional user generated videos, or PUGV, supplemented with live broadcasting, occupationally generated videos, or OGV, and more.

We adopt a user-centric commercialization model. Our ever-growing content ecosystem continues to satisfy our engaged and loyal users’ evolving needs, providing us with multiple levers for user-centric commercialization. We generate revenues primarily from VAS, advertising, mobile games, and IP derivatives. Our cost of revenues consists of revenue-sharing costs, content costs, server and bandwidth costs, staff costs and IP derivatives and other costs. For a detailed description, please see “Item 5. Operating and Financial Review and Prospects—Key Components of Results of Operations.”

Our Users

We have a young and culturally aspirational user base who are willing to invest in high-quality content and engaging user experience. Gen Z+, individuals in China born between 1985 and 2009, constitutes the core of our user base. Our user base is broadening to include users across different age groups and locations, who take interest in a full spectrum of content. We encourage users to not only discover and view, but also share and create quality content on our platform. We are dedicated to providing a wide variety of high-quality content to retain our existing users and attract new users with diverse interests and backgrounds.

Our user base is growing solidly. In 2023, we had an average of 98 million DAUs and 329 million MAUs, representing an increase of 14% and 5%, respectively, as compared to 2022. Our users have demonstrated high levels of engagement on our platform. The average daily time spent per active user on our mobile apps reached 97 minutes in 2023, and our total user time spent increased by 17% year over year. During the same period, we had approximately 4.3 billion average daily video views, representing a 25% year-over-year growth. Our users generated over 15.1 billion average monthly interactions on our platform, as compared to 13.2 billion in 2022.

Our official members who have passed our 100-question multiple-choice membership exam are even more engaged and loyal to our platform. As of December 31, 2023, we had approximately 230 million official members, representing an 18% year-over-year increase. We believe the users who take and pass our membership exam are tuned to our community culture and values, which gives us a sticky user community with high retention rate. For official members who visited our platform in each month since 2022, their 12th-month retention rate remained at around 80%.

Our Content

We offer a wide variety of digital content, centered around PUGV and supplemented with a range of value-added services, or VAS, as well as mobile games. Our full-spectrum content ecosystem makes us a one-stop platform for users to find content that matches their interests and preferred video consumption scenarios, and for content creators to fully showcase their talent. In 2023, we had approximately 4.3 billion average daily video views, representing a 25% year-over-year growth. The growth of our content ecosystem is propelled by a virtuous cycle. The more talented content creators gather on our platform, the more inspiring and high-quality content is created, leading to more users, more engagement, and more followers and feedback for our content creators, which in turn encourages more content creators to join.

PUGV

PUGV are the cornerstone of our content ecosystem, contributing to over 95% of the total video views on our platform in 2023. With the development of affordable and easy-to-use video-recording hardware, 5G technologies, and the latest AI-based content creation tools, the barrier to producing quality video content is gradually coming down, allowing PUGV to become an increasingly popular content format.

We have a deep and diverse repository of PUGV on our platform. The PUGV on our platform typically showcase the content creators’ knowledge and expertise in the relevant field, providing viewers with a fulfilling experience and creating positive word-of-mouth. PUGV are popular among our users due to their originality and creativity as well as their creators’ responsiveness to user demand. Since our inception, our PUGV experienced continuous growth as the community of content creators on our platform expanded and became more diverse. In 2023, there were approximately 4.0 million monthly active content creators, as compared to an average of approximately 3.7 million in 2022.

With the multifaceted support mechanisms and monetization avenues we provide to content creators, we receive increasingly diverse and innovative content submissions from a growing number of content creators. In 2023, we received an average of approximately 21.5 million monthly video submissions, as compared to 14.7 million in 2022, representing a 46% year-over-year growth. In 2023, our most popular PUGV categories were lifestyle, game, entertainment, anime and knowledge in terms of number of video views. While we enhance content offerings in our leading categories, we are actively expanding our content reach to new categories to cater to the evolving consumption needs of our users as they gradually mature. In 2023, the PUGV categories that demonstrated the highest growth in terms of video views were baby and maternity, automobiles, travel, and fashion and clothing.

We have also broadened our video formats to address users’ needs in different access scenarios. Our short-form video “Story Mode” on our mobile apps caters to users’ video consumption needs in fragmented time. In 2023, Story Mode’s daily video views increased over 49% year-on-year, while the video views of our PUGV content increased by 18% year-on-year, together fueling the growth of our total daily video views, which was up to 4.3 billion in 2023, representing an increase of 25% year-on-year. We also introduced Bilibili app on smart TV as a solution for users seeking high quality, high resolution and immersive video experience on a larger screen.

VAS

We offer a wide range of value-added services catering to our users’ diversified content needs, including live broadcasting, OGV, audio drama on Maoer and comics on Bilibili Comic.

Live broadcasting

We view live broadcasting as a natural extension to our video content, which allows users to interact and engage in real time, and is integrated with various content categories and user interests. We have a vast and varied collection of live broadcasting categories on our platform. Games are the most popular category of the live broadcasting content on our platform. In 2023, we offered live broadcasting of the League of Legends S13 World Championship. Our sponsored e-sports team advanced to the semifinals of the S13 World Championship, which was the best performance since the team’s founding, driving the peak popularity index of our Bilibili official live broadcasting room to over 460 million, and attracting over 120 million users to watch League of Legends-related content on our platform during the S13 season.

In addition to live broadcasting of games, we also provide entertainment live broadcasting consisting of virtual host live broadcasting, audio-related live broadcasting and other live broadcasting. We are dedicated to attracting more talents and hosts to introduce more live broadcasting channels and provide diversified content. In 2023, we continued to integrate live broadcasting within our PUGV ecosystem, which has helped to motivate more users and creators to tap into our live broadcasting universe, thus enriching our live broadcasting content and increasing user penetration. We believe the diverse and growing live broadcasting content provides an interactive user experience and drives the growth of our live broadcasting revenues.

OGV

Our OGV offerings consist of Bilibili-produced or jointly produced content and licensed content procured from third-party production companies. Our OGV offerings encompass a variety of genres, including anime, documentaries, variety shows, selected TV shows and movies. Anime remains our core focus while we are continually making thoughtful investments in other content categories. We leverage our rich OGV offerings to attract more users and convert them into paying users, inspire the creation of PUGV content creators and supplement the PUGV content categories. In 2023, we adopted an OGV investment strategy that put more weight on return on investment as a selection criterion. As a result, with the continuous growth of our net revenues, we expect our total content costs as a percentage of total revenue to gradually decrease.

We have one of China’s largest anime libraries, encompassing Chinese anime and Japanese anime series. In 2023, one of our most viewed anime series Yao-Chinese Folktales, a traditional Chinese-style anime we co-produced, generated over 300 million views on our platform. In September 2023, we announced 68 new Chinese anime titles on our 6th Made by Bilibili Chinese Anime Press Conference. We have also established business cooperation with overseas distributors, including Netflix and Sony, to distribute our original Chinese content to the global markets. In addition, we have partnered with content providers for licensed videos, including leading PRC and overseas television networks and studios. See “—Our Strategic Partners” for more information.

Bilibili Comic and Maoer

Leveraging our mass user base of ACG (anime, comics and games) enthusiasts, we expanded our offering to comics and ACG-related audio content. We launched Bilibili Comic, a mobile app offering anime and comic content in 2019 to enrich our content offerings. In the same year, to further expand our content offerings, we started to offer audio drama such as audio books and music mainly contributed by professional and amateur content creators that can be accessed through Maoer, an audio platform. As a natural extension from our core anime, comics, and games, or ACG content offerings, we see synergy effects between our main offerings and each of Bilibili Comic and Maoer.

Mobile games

There is a large population of online games enthusiasts among our users. Game is the second most popular category of our PUGV and the most popular category of our live broadcasting content in 2023, positioning us as one of the most popular and active game communities in China. We view mobile games as an adaptive form of video-based content that share many commonalities. Leveraging our deep understanding of users’ preference in online games and our rich experience in games operation and distribution, we select and operate mobile games compatible with our users’ interest. As of December 31, 2023, we operated multiple exclusively distributed mobile games and hundreds of jointly operated mobile games. In addition, we are building up our internal game development capabilities.

We have obtained the exclusive distribution rights of various mobile games from leading global and domestic mobile game developers. The most popular exclusively distributed mobile games on our platform include Azur Lane and Fate/Grand Order. In addition to exclusively distributed mobile games, we also jointly operate a large number of mobile games with well-known domestic developers. Popular jointly operated mobile games on our platform include Genshin Impact and Arknights. We continued to leverage our competence in ACG entertainment with like-minded game players in overseas markets, including South Korea, Japan, and other countries.

Our Content Creators

The creation of PUGV by our content creators has been the primary source of user traffic and the key driver for the growth and engagement of our communities. We have cultivated a supportive environment to allow content creators to grow and flourish on our platform, empowering them to easily distribute content, quickly accumulate fan bases and effectively earn income. In 2023, we received an average of approximately 21.5 million monthly videos submissions, as compared to 14.7 million in 2022. These videos were submitted by an average of approximately 4.0 million monthly active content creators in 2023, as compared to an average of approximately 3.7 million in 2022.

Retaining and expanding our network of content creators who continually contribute quality content to our platform is essential to us. We have taken a number of initiatives to encourage and facilitate production of creative PUGV by content creators. We provide multiple monetization avenues for our content creators to unlock their commercialization potential, including but not limited to native advertising, virtual gifting in live broadcasting, other value-added services, customized commercial contracts and cash incentive programs. In 2023, over 3 million content creators earned income through our multiple monetization channels, representing an increase of 30% year over year.

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

Membership exam. Users need to pass our multiple-choice membership exam consisting of 100 questions in order to become our “official members,” after which additional interactive and community features, such as bullet chatting and commenting, will become available to them. The membership exam includes questions on community etiquette regarding uploading videos and sending bullet chats, and a set of interest-based questions from a range of topics, such as anime, music, fashion and technology. Users need to answer a total of 60 questions correctly to pass the membership exam. As of December 31, 2023, we had approximately 230 million official members who had passed our membership exam, representing an 18% increase year over year.

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

Community events. Every year, we hold large festivals and community events for our users, including New Year’s Eve Gala, Bilibili Power Up Award, Chinese New Year Gala, Bilibili Macro Link and Bilibili World. In July 2023, we hosted Bilibili World and Bilibili Macro Link in Shanghai, attracting a gathering of over 200,000 audiences to experience our unique community culture. We marked the end of the year with our New Year’s Eve Gala, the Most Beautiful Night of 2023, which emerged as a popular online New Year’s celebration for young generations in China. In January 2024, we hosted the 2023 Bilibili Power Up Awards to celebrate and award the outstanding achievements of leading content creators in various categories.

Our social and interactive features

Our communities are built on creative content as well as vibrant interactions among users. Users’ interactions on our platform revolve around content, and the social and interactive features of our platform allow users who share similar interests and hobbies to find, engage with and bond with each other to form an in-depth emotional connection. We provide the following social and interactive features for our users. In 2023, our users generated 15.1 billion average monthly interactions on our platform, as compared to 13.2 billion in 2022.

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

Other interactive features. Users can show appreciation in various ways to encourage content creators, such as liking, voting, following, adding to favorites, and casting coins. Users can also opt to follow a content creator so they can see the content creator’s newly posted activities promptly on their own timeline. In addition, we invented a unique interaction feature, “one click triple-function combo.” Through one long pressing on the screen, users can complete liking, coin casting and adding to favorite library in a roll to show their special appreciation, which has become Bilibili signature interactive function and been widely used in our community.

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

Gifting and rewarding. Users can send free or paid virtual items to content creators and live broadcasting hosts to show their support and appreciation.

Sharing and communicating. Users can share and repost content uploaded by other users, add comments, send instant messages and view their history of interactions with other users.

Our Platform

Our platform includes our “Bilibili” mobile apps, websites, Smart TV and other smart devices, Bilibili Comic, Maoer and a variety of related features, functionalities, tools and services that we provide to users and content creators. For mobile devices, users typically access our content through our Bilibili mobile apps, or a mobile website that is largely similar in terms of functionality and appearance to our mobile apps. Our mobile apps are available for user download from the Apple and Android app stores. We also provide a website at www.bilibili.com and offer quality content across on smart TV devices.

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

Our Commercialization Model

With our engaged user base, expanding content ecosystem, and vibrant community, we are well positioned to capture users’ evolving demand and increase lifetime value of our users by satisfying such demand. As we develop deep insights into user interests and behavior, we curate the right content and service offerings compatible with user demand, achieving efficient user-centric commercialization. We generate revenues primarily from VAS, advertising, mobile games, and IP derivatives and others. In 2023, our total net revenues were RMB22.5 billion, representing a 3% increase from our total net revenues of RMB21.9 billion in 2022.

In 2023, we furthered our efforts at improving our commercialization efficiency, enhancing our gross profit and narrowing our losses. We continued to direct our resources towards bolstering our core commercialization initiatives. To leverage our expanding user traffic more efficiently, we further integrated our advertising and VAS businesses into our ecosystem to drive quality revenue growth. Increased revenue contribution from our high-margin advertising business, which increased from 23.1% to 28.5% between 2022 and 2023, alongside our effective cost controls, drove a 41% year-over-year increase in our gross profit in 2023. Our gross profit margin increased from 17.6% in 2022 to 24.2% in 2023.

VAS

We provide various types of VAS offerings, including live broadcasting, premium membership program, audio drama on Maoer, comics on Bilibili Comic, premium courses, and community avatar decorations.

We extend diversified live broadcasting content covering a broad range of interests. We offer various virtual items for sale on our live broadcasting. Users can purchase in-app virtual items and send them as virtual gifts to their favorite hosts to show appreciation and provide them with monetary rewards. As we continue to integrate our live broadcasting ecosystem within our PUGV ecosystem, more content creators transit to live broadcasting hosts to monetize their talents, which is expected to drive the continued growth of revenue generated from sales of virtual items.

We share revenues from the sales of virtual items generated on our live broadcasting with our hosts and talent agencies. We encourage our content creators to host live broadcasting on our platform to interact with their fans on a real time basis, enhance their popularity and in turn attract and retain users. We have entered into exclusive cooperation agreements with certain hosts with top popularity on our platform, pursuant to which we offer these hosts more attractive rewards in addition to the revenue-sharing arrangements. The top ten content creators and live broadcasting hosts contributed to less than 1% of our total revenues during 2021, 2022 and 2023, respectively.

Our premium membership program allows paying members to enjoy exclusive or advance access to certain high-quality OGV content. We charge our premium members’ membership fees monthly, quarterly or annually, based on the service package that they select. As of December 31, 2023, we had 21.9 million premium members. Over 80% of them were annual or auto-renew premium membership package subscribers, which illustrates our users’ trust in our brand and content offerings.

We also offer anime and comic content through the mobile app, Bilibili Comic, and offered audio drama through Maoer audio to expand our content offerings. As a natural extension from our core ACG content offerings, we see great synergy effects between our main platform and each of the Bilibili Comic and Maoer platform. We also offer pay-to-view premium courses and community avatar decorations on our platform.

Advertising

Our typical users are the Gen Z+ population, many of whom are well educated and have decent disposable income and strong purchasing power. This group of users are a golden cohort that advertisers pursue very strongly. Our rapidly growing community and increasing brand awareness make Bilibili an appealing platform for advertisers wishing to gain more exposure to this highly coveted group.

We offer various advertising formats including performance-based, brand, and native advertising. Performance-based advertisements appear in various formats, such as video or picture feeds alongside organic feeds, a banner underneath the video-playing frame, a link, banner or pop-up in the Story Mode, and a link in the comment section appearing below the video. Brand advertisements primarily appear on the app opening page, the top banner, the website home page banner and the inline video feed alongside organic feeds. Brand advertisements can also be customized according to advertisers’ need and appear in Bilibili-produced OGV or events. Native advertisings are customized according to advertisers’ needs, produced by our content creators and embedded naturally in their video creations.

In addition, we offer integrated marketing campaigns to provide a one-stop marketing solution for our advertisers. Advertisers can leverage our brand advertising to raise their brand awareness, use native advertisements to influence user’s purchase decision and convert sales through our performance-based advertisements. The all-around marketing campaigns were well received by the users and brought satisfactory results for our advertisers. In 2023, we have integrated direct sale conversion tools into our video and live commerce advertising products to create more advertising opportunities across our content ecosystem. We have also further improved our advertisement algorithm based on our enhanced understanding of our users’ consumption needs and behaviors. We will continue to integrate advertising solutions into our ecosystem in a natural and seamless way, as well as optimize the accuracy and efficiency of our advertising algorithms. We believe that these initiatives will enable us to achieve effective monetization of the high-quality user traffic on our platform.

The price of our advertising service is determined on a case-by-case basis and depends upon various factors, including the format and duration of the advertisement, targeting scope, display location and so on. We provide various sales incentives to our advertising customers, including cash incentives in the form of commissions to certain third-party advertising agencies and non-cash incentives such as discounts and advertising services provided free of charge in certain bundled arrangements, which are negotiated on a contract-by-contract basis with customers. The incentives are based on revenue volume and incentive rate, which are negotiated on a contract-by-contract basis. We account for these incentives granted to customers as variable consideration in accordance with ASC 606 that is net of our revenues. The amount of variable consideration is measured based on the most likely amount of incentive to be provided to customers. We do not have other material transactions, agreements or understanding with our advertising customers, other than in their capacity as our advertising customers.

Mobile games

As a key component of ACG culture, games are the second most popular genre category of our PUGV based on video views in 2023. A substantial portion of our users are game lovers. Mobile games have therefore become a natural extension of our video content offerings and a part of our commercialization strategy since 2014. We offer our game lovers with exclusive distributed mobile games, jointly operated mobile games, as well as self-developed mobile games.

As our user base expanded, we continued to launch new service offerings and diversified our monetization channels beyond mobile games. As a result, while our net revenues continued to grow, revenues contribution of mobile games as a percentage of total net revenues decreased over the past few years. We derived 26.3%, 22.9% and 17.8% of our revenues from mobile games in 2021, 2022 and 2023, respectively.

The majority of mobile games on our platform are developed by third-party developers and we select and curate mobile games on our platform based on content, themes, cultural characteristics and features that appeal to our users. Our users access the mobile games on our platform, and log into and play with their Bilibili accounts. Users’ purchase of in-game virtual items to enhance their game-playing experiences is the primary source of our revenue generated from mobile games. As of December 31, 2023, we operated multiple exclusively distributed mobile games and hundreds of jointly operated mobile games.

For our exclusively distributed mobile games, we generally were granted royalty bearing license with the exclusive right to market and distribute mobile games in China and other countries and regions in Asia. We are responsible for game launch, hosting and maintenance of game servers, game promotions and customer services. We also develop localized versions for games licensed from overseas developers. Our exclusively distributed mobile games contributed to 71.3%, 65.0% and 63.1% of our mobile games revenues during 2021, 2022 and 2023, respectively.

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

To cater to the young generation’s game demand, we are also building up our internal game development capabilities, leveraging our deep understanding of user preferences and our rich game operation experience.

IP derivatives and others

Our IP derivatives and others business is focused on the derivative merchandise of ACG-related content. We offer ACG-related merchandise and generate revenue from sales of these products. For example, for users who are particularly interested in a certain anime, we recommend to them merchandise of the same theme, such as figure toys, and convert into sales on our e-commerce platform. We also generate revenue from certain offline activities we hold, including e-sports copyright sub-licensing, selling events tickets and peripheral products.

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

In October 2018, Tencent, a major shareholder of ours, further invested in our company, and we entered into a strategic collaboration agreement with Tencent for sharing and operating existing and additional anime and games on Bilibili’s online platform, pursuant to which we and Tencent shall participate in the exchange and purchase of existing anime copyright, and jointly procure, produce and invest in anime projects, as well as seek investment opportunities in the anime and comic industry. In addition, we would expand our cooperation with Tencent by jointly operating more Tencent games on our platform.

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

We and Alibaba Group have engaged in business collaborations in content creation and commercialization since 2018. Subsequently, Alibaba has become one of our major brand advertisers. In 2023, we deepened our cooperation with Taobao in the field of video and live commerce advertising by enabling direct links or banners and pop-ups that could directly link to Taobao’s website in our products. We also started data collaboration with Alibaba to better understand our users’ consumption behaviors and preferences and further improve the accuracy and efficiency of our advertising recommendation algorithms.

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

In keeping with our slogan, Bilibili-All the Videos You Like, we held various activities to reinforce our impacts across different user demographics. For example, in October 2023, we held the Super Scientific Night, which introduced many of the latest scientific discoveries to our young users and inspired them to learn more about technology. The event illustrated our value proposition as a platform to offer useful and fulfilling content to the young generations in China. We closed the year of 2023 with our fifth New Year’s Eve Gala, the Most Beautiful Night of 2023, which emerged as a popular online New Year’s celebration for the young generations in China. The event garnered 100 million playbacks within 24 hours and received the most industry sponsor participation since its launch. These branding and marketing initiatives have allowed us to connect and resonate with more users and expand to more diverse audience.

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

We recently updated Bilibili Privacy Policy in line with the development of PRC laws and regulations. The primary updates include modifications related to account registration and log-in, disclosure of account information, real-name authentication, customized recommendations, and the necessity to maintain and enhance the security of our products and services. In addition, we have conducted comprehensive reviews and updates of the personal information processing rules for each function of our platform, including the review of data usage in business operations with external business partners. We have also enhanced users’ rights to manage their personal information, such as by including an option for users to obtain a copy of personal information, imposing constraints on automated decision-making by the information system, and addressing user requests. We have provided more detailed descriptions of our business practices related to managing user information, as well as the processing rules and protective measures for personal information on our platform.

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

Content Management and Review

We maintain two levels of content management and review procedures to monitor the content uploaded to our platform to help ensure that no content that may be deemed to be illegal or inappropriate under government rules and regulations is posted and to promptly remove any infringing content. The first level of review procedure is conducted through our proprietary artificial intelligence-based screening system. This system automatically flags and screens out newly uploaded videos that have piracy issues or contain illegal or inappropriate content by comparing them with copyrighted or objectionable videos stored in our own in-house “blacklist” databases and identifying those with similar codes. Once the content is processed by our technology screening system, our system then extracts fingerprint trails from the content and sends them to our content screening team for the second-level review. In 2023, leveraging the fast-developing AI large language models, we have improved our AI-based screening capabilities, which led to a significant improvement in the efficiency of our overall content management and review team. As of December 31, 2023, our content screening team consists of over 2,800 employees dedicated to screening and monitoring the content uploaded on our platform to ensure that the flagged content identified by our screening system is reviewed and confirmed before it can be released. We provide initial training during the onboarding process for new hires. We also offer periodic training sessions to keep these employees apprised of any regulatory and policy changes, and supervise and monitor their work. All of the content needs to go through these two levels of review procedures before it is released on our platform.

All of the other content, primarily consisting of bullet chats posted by users, is also automatically filtered by our screening system, which utilizes an artificial intelligence-based screening system to conduct semantic analysis on bullet chats to analyze, identify and screen out inappropriate bullet chats. With respect to live broadcasting, we have a separate monitoring team to review and monitor the content and activities of hosts of our live broadcasting as well as the bullet chats posted by viewers. The monitoring team for live broadcasting consisted of about 300 members as of the date of this annual report, and we sometimes assign more team members from our general content screening team as necessary. The live broadcasting reviewing process is similar to the two-level review procedure described above. Further, in addition to responding to user complaints, our monitoring team frequently visit different live broadcasting rooms to ensure the appropriateness of the content.

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

However, there can be no assurance that we can identify all the videos or other content that may violate relevant laws and regulations due to the large amount of content uploaded by our users every day. As advised by our PRC counsel, Jingtian & Gongcheng, if the content of audio-visual programs transmitted by the internet audio-visual program service provider on the internet violate the PRC laws and regulations such as the Administrative Regulations on Internet Audio-Visual Program Service, the internet audio-visual program service provider may face, among others, warnings, fines, revocation of license and even criminal investigations or penalties. “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Transmission of Audio-Visual Programs.” If such content violates the Provisional Measures on Administration of Internet Culture, operating internet culture entities may face, among others, order to rectify, confiscation of illegal proceeds, fines, revocation of license and even criminal investigations or penalties. “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Cultural Activities.” The Cyberspace Administration of China conducted a nationwide inspection of major internet platforms providing short-video content, and we were notified by certain smartphone app stores in China that our mobile app had been temporarily removed from July 26, 2018 until August 25, 2018. We implemented the required measures promptly and reinstated the mobile app downloads from those app stores on August 26, 2018. We thereafter conducted a self-inspection by taking a comprehensive review of the content on our platform and have hired more content monitoring personnel. On December 3, 2020, in response to the reported vulgar content on our platform, the Shanghai Municipal Office of Anti-Pornography and Illegal Publication, the Shanghai Municipal Internet Information Office and the Shanghai Municipal Culture and Tourism Bureau made inquiries with us and requested us to rectify within two weeks and strengthen the content review of videos, live broadcasting, anime, bullet chatting and other content on our platform. We have completed the required rectification. We have submitted the final rectification report to the Shanghai Municipal Office of Anti-Pornography and Illegal Publication and the Shanghai Municipal Internet Information Office on December 22, 2020 and our rectification report has been accepted by the relevant competent authorities, which indicates that the rectification has passed the review of relevant competent authority.

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

We have consulted with our PRC counsel, Jingtian & Gongcheng, as to the applicability and interpretation of the requirements under Notice 78 to our business, and conducted an internal evaluation of our compliance measures and status of compliance with the requirements under Notice 78. We have employed the following measures to comply with Notice 78 and ensure the appropriateness of live broadcasting content:

(i)	we have communicated with Shanghai Municipal Administration of Radio and Television and were informed that currently we are not required to register in this system;

(ii)

we have adopted policies to require real-name registration through identity card for all hosts from 2016, and require real-name registration through mobile number for all virtual gifting users from 2018;

(iii)

we have set up the youth mode from May 2019, under which users are prohibited from virtual gifting. Under the general mode, from early January 2021, the users who can be identified as minors are not allowed to make virtual gifts and if adult users can prove that the virtual gifts are paid by minors, they can claim for refund; our Youth Mode was established under the direction of the Cyberspace Administration of China, when an user launches our app for the first time every day, the user can switch to the Youth Mode according to the pop-up prompt, and the browsing content under the Youth Mode is presented in the form of whitelist by our content team, and parents can set up passcodes under the Youth Mode to manage the time spent by minors on our platform and to prevent minors from switching back to general mode. In addition to the Youth Mode which has been implemented on the platform, we have also launched the “Youth Firewall” program in April 2018 and co-established a “Minors’ Rights Protection Center” in May 2018 to adopt special content presentation policies and community permission settings for users who are not authenticated or whose identities are shown as minors, so as to strictly identify and filter undesirable information for minors. After consultation with our PRC counsel, Jingtian & Gongcheng, we confirm that the operation of content under the Youth Mode is compliant with PRC laws and regulations in all material aspects;

(iv)

with respect to the requirement of setting a cap on the amount of virtual gifting, as advised by our PRC counsel, Jingtian & Gongcheng, currently there has been no explicit provisions on the standard for the maximum amount of virtual gifting under Notice 78. Since we have not received any notice or implementation guidance on setting such cap on virtual gifting, we have not been able to set such cap or quantify the impact of such requirement on our business operations and financial performance as of the date of this annual report. We intend to continue communicating with the National Radio and Television Administration and its local branches with respect to the standard for the maximum amount of virtual gifting. Once the National Radio and Television Administration provides specific implementation guidelines on the maximum amount of virtual gifting, we will be able to take measures to comply with the requirement on a timely basis; and

(v)

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

Corporate Social Responsibility

Since our establishment, we have continued to fulfill our commitments to our users, employees and society. We have integrated environmental, social and governance, or the ESG, consideration into our decision-making and development, and we actively communicated these goals to all stakeholders. We believe that technology can empower society, and that positive and engaging content can make a significant impact. Our focus is to enrich the everyday life of young people, create an outstanding community for our users, provide a platform for content creators to showcase their talents, and promote Chinese original content worldwide.

On April 27, 2023, we published our 2022 ESG Annual Report, which outlines our ESG policies, outcomes and performances for that year. The report highlighted our commitment as a responsible public company to provide positive social and cultural value to our users, content creators, employees and society. As we continually dedicate ourselves to developing and enhancing our ESG initiatives, we have successfully elevated our MSCI ESG rating from B to BBB between 2020 and 2023.

In 2023, we remain committed to fulfilling our social responsibilities through leveraging our community. Our Bilibili Charity platform, an online public fundraising platform created for charity organizations in support of the greater good of the society, launched over 70 charity fundraising programs to support a variety of underprivileged groups in 2023. Meanwhile, we continued to support and facilitate rural education by assisting in the construction of several Bilibili primary schools in Yunnan and Guizhou provinces in China. We helped establish the sixth Bilibili primary school, Bilibili soccer school, to enable underprivileged rural students to achieve their sports dreams. Furthermore, as part of our commitment to promoting positivity and knowledge-sharing content, we utilized our content ecosystem to contribute positively to society.

As the majority of our operations are conducted online, our carbon footprint is limited, but we actively take responsibility to support sustainable operations, and we continue to explore ways to improve energy efficiency. In 2023, led by our environmental management goals, we continued to implement effective environmentally protective practices. We rolled out energy-efficient office facilities and encouraged our employees to conserve resources, including water, electricity, paper, and office supplies. We work with business partners aligned with our commitment to carbon emission reduction. All our servers comply with industry energy standards in China. We also have assessed the impact of climate-related risks and opportunities, and we established internal guidelines for green technology, product innovation, and optimized operations. Additionally, we utilized our content platform to raise public awareness about environmental topics.

We comply strictly with legal and regulatory requirements in our operating countries and regions. We prioritize the establishment and maintenance of risk management and internal control systems. Our risk management and internal control systems cover financial reporting, internal control, data, and technology system risk management. Cybersecurity and information security are of particular importance to us, and we have established internal policies to manage security risk, including Information Security Red Line (Preliminary Edition), Cybersecurity Protocol, and Bilibili Data Security Management Protocols. We have established a three-level information security management structure under the leadership of our board of directors that is responsible for our information security. To ensure governance, we have a defined structure that clarifies roles and responsibilities. We offer periodic employee training, conduct self-inspection on information security, and receive inspections from third-party organizations. We also ask our suppliers to follow our stipulations for business engagements related to security risks and approaches for security incidents. Over 80% of our businesses have received ISO certifications for information security.

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

Regulations Related to Foreign Investment in the PRC

Foreign Investment Industrial Policy

Investments activities in mainland China by foreign investors are principally governed by the Catalogue for the Encouragement of Foreign Investment Industries (2022 Edition) and the Negative List (2021), which were both promulgated by the Ministry of Commerce and the NDRC and each became effective on January 1, 2023 and January 1, 2022. The catalogue and the negative list set forth the industries in which foreign investments are encouraged, restricted and prohibited. Industries that are not listed in any of these three categories are generally open to foreign investment unless otherwise specifically restricted by other PRC rules and regulations.

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

Company Law, Foreign Investment Law and its Implementation Measures

The PRC Company Law, promulgated by the Standing Committee of the National People’s Congress, last amended in December 2023 and to be effective on July 1, 2024, provides that companies established in the PRC may take the form of a limited liability company or a joint stock company with limited liability. This law imposes greater personal liability for directors, supervisors and management. Shareholders of a company must fully pay in their subscribed registered capital within five years from the date of establishment of this company, and companies established before July 1, 2024 shall gradually adjust their capital contribution to meet this new requirement. Violation of this law could lead to sanctions and penalties, including fines, orders to correct and public announcements of violations. Each company is an independent legal entity with property rights. The legitimate rights and interests of a company are protected by law and are inviolable.

On March 15, 2019, the National People’s Congress of the PRC enacted the Foreign Investment Law, which came into effect on January 1, 2020. According to the Foreign Investment Law, “foreign-invested enterprises” refers to enterprises that are wholly or partly invested by foreign investors and registered under the PRC laws within mainland China, and “foreign investment” refers to any foreign investor’s direct or indirect investment activities in mainland China, including: (i) establishing foreign-invested enterprises in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, equity shares, shares in properties or other similar interests of Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) investing through other methods provided by laws, administrative regulations or provisions prescribed by the State Council.

On December 26, 2019, the State Council issued Implementation Regulations for the Foreign Investment Law of the PRC, which came into effect on January 1, 2020. According to these implementation rules, in the event of any discrepancy between the Foreign Investment Law, the implementation rules and the relevant provisions on foreign investment promulgated prior to January 1, 2020, the Foreign Investment Law and its implementation rules shall prevail. These implementation rules also set forth that foreign investors that invest in sectors on the Negative List (2021) in which foreign investment is restricted shall comply with special management measures with respect to, among others, shareholding and senior management personnel qualification in the Negative List (2021). Pursuant to the Foreign Investment Law and its implementation rules, the existing foreign-invested enterprises established prior to the effective date of the Foreign Investment Law are allowed to keep their corporate organization forms for five years from the effectiveness of the Foreign Investment Law before such existing foreign-invested enterprises change their organization forms and organization structures in accordance with the PRC Company Law, the Partnership Enterprise Law of the PRC and other applicable laws.

On December 30, 2019, the Ministry of Commerce and the SAMR jointly promulgated the Measures on Reporting of Foreign Investment Information, which came into effect on January 1, 2020. Foreign investors or foreign-invested enterprises shall submit investment information to the commerce administrative authorities through the Enterprise Registration System and the National Enterprise Credit Information Publicity System.

On December 19, 2020, the NDRC and the Ministry of Commerce jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, setting forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment was established under the NDRC, who leads the task together with the Ministry of Commerce. Foreign investor or relevant parties in mainland China must declare the security review to this office prior to (i) the investments in the military industry, military industrial supporting and other fields relating to the security of national defense, and investments in areas surrounding military facilities and military industry facilities; and (ii) investments in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technology and internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain control in the target enterprise. Control exists when the foreign investor (i) holds over 50% equity interests in the target, (ii) has voting rights that can materially impact on the resolutions of the board of directors or shareholders meeting of the target even when it holds less than 50% equity interests in the target, or (iii) has material impact on target’s business decisions, human resources, accounting and technology.

Regulations Related to Value-Added Telecommunications Services

In 2000, the State Council promulgated the Telecommunications Regulations of the PRC, most recently amended in February 2016, which provide the regulatory framework for telecommunications service providers in mainland China and require a telecommunications service provider to obtain an operating license prior to commencing its operations. The Telecommunications Regulations of the PRC categorize all telecommunications services as either basic telecommunications services or value-added telecommunications services. Providers of value-added telecommunications services are required to obtain a license for value-added telecommunications services. Pursuant to the Classification Catalogue of Telecommunications Services, an attachment to the Telecommunications Regulations of the PRC, which was most recently amended on June 6, 2019, information services provided via public telecommunication network or the internet fall within value-added telecommunications services.

The Administrative Measures on Internet Information Services, which was promulgated by the State Council on September 25, 2000, and amended on January 8, 2011, set out guidelines on the provision of internet information services. According to these measures, the internet information services is classified into commercial internet information services and noncommercial internet information services; a commercial operator of internet content provision services must obtain an ICP License for the provision of internet information services from the appropriate telecommunications authorities. The Administrative Measures for Telecommunications Businesses Operating Permits, which was promulgated by the Ministry of Industry and Information Technology on July 3, 2017, and became effective on September 1, 2017, further regulates the telecommunications business permits. On January 8, 2021, the Cyberspace Administration of China promulgated the Internet Information Services Measures (Revised Draft for Comments), which sets forth detailed rules on the internet information service activities. As of the date of this annual report, the draft has not been formally adopted.

Regulations Related to Internet Cultural Activities

On February 17, 2011, the Ministry of Culture of the PRC promulgated the Provisional Measures on Administration of Internet Culture, effective on April 1, 2011, and amended on December 15, 2017, to regulate entities that engage in activities related to internet cultural products. “Internet cultural products” are classified as cultural products developed, published and disseminated via internet which mainly include: (i) online cultural products particularly developed for publishing via internet, such as, among other things, online music and entertainment, online games and online shows and programs, online performance, online artwork and online anime and cartoons; and (ii) online cultural products converted from music and entertainment, games, shows and programs, performance, artwork, anime and cartoons using certain technical means to be disseminated via internet. Pursuant to these regulations, entities are required to obtain the Online Culture Operating Permits from the applicable provincial level counterpart of the Ministry of Culture and Tourism if they intend to commercially engage in any of the following types of activities: (i) production, duplication, import, release or broadcasting of online cultural products; (ii) publishing of online cultural products on the internet or transmission over information network, such as internet or mobile telecommunication network, to end user’s devices via computers, fixed-line or mobile phones, radios, television sets or online games consoles and internet cafes for the purpose of browsing, reading, reviewing, using or downloading such products by users; or (iii) exhibitions or contests related to online cultural products. If the content of audio-visual programs transmitted by the internet audio-visual program service provider on the internet violated Provisional Measures on Administration of Internet Culture, operating internet culture entities shall subject to punishment which may include an order to rectify, confiscation of illegal proceeds and a fine of RMB10,000 to RMB30,000, if such circumstances are severe judged by the competent authority, it shall be subject to punishment which may include order to cease and revocation of license, if such violations constitute crime, criminal investigations or penalties may be imposed.

On August 12, 2013, the Ministry of Culture of the PRC issued the Administrative Measures for Content Self-Review by Internet Culture Business Entities, requiring the entities that engage in the internet cultural business to review the content of products and services to be provided before providing such content and services to the public. These entities shall establish content management system, set up departments for content management and employ proper personnel to ensure the legality of content. The content management system of an internet cultural business entity is required to specify the responsibilities, standards and processes for content review as well as accountability measures, and is required be filed with the provincial level counterpart of the Ministry of Culture and Tourism.

Regulations Related to Online Transmission of Audio-Visual Programs

According to the Administrative Regulations on Internet Audio-Visual Program Service, or the Audio-Visual Regulations, promulgated by State Administration of Radio, Film and Television of the PRC and the Ministry of Information Industry of the PRC, the predecessor of the Ministry of Industry and Information Technology, on December 20, 2007, and became effective on January 31, 2008, as amended on August 28, 2015, and became effective on the same day, internet audio-visual program service refers to the activities of making, editing and integrating audio-visual programs, providing them to the general public via internet, and providing such services to other people by uploading. An internet audio-visual program service provider shall obtain a License for Online Transmission of Audio-Visual Programs issued by the National Radio and Television Administration or complete certain record-filing procedures with the National Radio and Television Administration.

Pursuant to the Audio-Visual Regulations, providers of internet audio-visual program services are generally required to be either state-owned or state-controlled. According to the Official Answers to Press Questions Regarding the Internet Audio-Visual Program Regulations published on the State Administration of Radio, Film and Television of the PRC’s website on February 3, 2008, the State Administration of Radio, Film and Television of the PRC and Ministry of Information Industry of the PRC clarified that the providers of internet audio-visual program services who had legally engaged in such services prior to the adoption of the Audio-visual Regulations shall be eligible to re-register their businesses and continue their operations of internet audio-visual program services so long as those providers have not been in violation of the laws and regulations. This exemption will not be granted to internet audio-visual program service providers established after the adoption of the Audio-Visual Regulations. These policies have later been reflected in the Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs, issued by State Administration of Radio, Film and Television of the PRC on April 8, 2008, and amended on August 28, 2015.

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

Under the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs promulgated in 2004, the introduction or broadcasting of foreign television programs on the television in the PRC is subject to approval of the State Administration of Press, Publication, Radio, Film and Television or its authorized entities. On March 30, 2009, the State Administration of Radio, Film and Television of the PRC promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval from the broadcasting, film and television administrative departments requirements for the domestic and overseas films and television shows disseminating on the internet, including those on mobile networks (if applicable), and prohibits those internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other prohibited elements. The State Administration of Radio, Film and Television of the PRC and the Cyberspace Administration of China jointly issued the Notice on Further Strengthening the Administration of Online Audio-Visual Content Including Internet Drama and Micro Films on July 6, 2012, pursuant to which, internet audio-visual programs service institutions shall report the information on self-examined and approved internet series, micro films, internet movies, film and television animation, documentaries and other internet audio-visual programs to the provincial authority of film and television administration for record-filing, such information includes but not limited to the program’s title, content summary and the information of the reviewer. The State Administration of Press, Publication, Radio, Film and Television further issued the Supplemental Notice on Improving the Administration of Online Audio-Visual Content Including Internet Drama and Micro Films on January 2, 2014. This notice stresses that any entity producing online audio-visual content, such as internet drama and microfilms, must obtain a License for Production and Operation of Radio and Television Programs, and that online audio-visual content service providers shall not release any internet drama or micro films produced by any entity without such license. For internet drama or microfilms produced and uploaded by individual users, the online audio-visual service providers transmitting such content will be deemed to take responsibility as the producer. Furthermore, under this notice, online audio-visual service providers can only transmit content uploaded by an individual whose identity has been verified and such content shall comply with the relevant content management rules. This notice also requires that self-examined and transmitted online audio-visual program, including internet drama and micro films, to be filed with the relevant authorities before release.

In January 2019, China Netcasting Services Association issued the Regulations on Administration of Network Short Video Platforms, pursuant to which all content of a short video, including, but not limited to, its title, description, bullet chats and comments, may be required to be reviewed in advance before the content is broadcasted. Furthermore, the number of content reviewers a platform is required to keep must in principle be more than one-thousandth of the number of short videos newly broadcasted on the platform per day. The Censoring Criteria for Network Short Video Content issued by China Netcasting Services Association in January 2019 and last amended in December 2021 sets forth in details of the content prohibited to be broadcasted, such as violence, pornography, gambling, terrorism, superstitious and illegal or immoral content.

According to the Administrative Provisions on Online Audio-Visual Information Services, jointly promulgated by the Cyberspace Administration of China, the Ministry of Culture and Tourism and the National Radio and Television Administration on November 18, 2019, online audio-visual information service providers shall authenticate users’ real identity information based on organization code, identity card number and mobile phone number. Online audio-visual information service providers shall not allow users who fail to provide their real identity to publish information. Online audio-visual information service providers shall strengthen the management of the audio-visual information posted by users, and deploy and apply identification technologies for illegal and non-real audio and video. If any user is found to produce, post or disseminate content prohibited by laws or regulations, the transmission of such information shall be ceased, and disposal measures such as deletion shall be taken to prevent the information from spreading, and such service providers shall retain records, and report to the administrations of cyberspace, culture and tourism, radio and television.

On January 16, 2023, the Ministry of Culture and Tourism promulgated the Notice on Regulating the Business Activities of Online Shows or Programs to Promote the Healthy and Orderly Development of the Industry, which stipulates that the offering of shows or programs in the form of live or recorded broadcasting via the internet shall be regulated, and the provider of such shows or programs shall establish and continually improve content management systems, staff specific personnel that meet certain requirements to manage online content, and strengthen the real-time monitoring of comments, bullet chats and other user-generated contents. If an online show or program is provided through live broadcasting, it shall be broadcasted on a time-delayed basis, and specific personnel shall be arranged to conduct real-time supervision of the online show or program.

Regulations Related to Production of Radio and Television Programs

In July 2004, the State Administration of Radio, Film and Television of the PRC promulgated the Regulations on the Administration of Production of Radio and Television Programs, or the Radio and TV Programs Regulations, as most recently amended on October 29, 2020. Under the Radio and TV Programs Regulations, any entities that engage in the production of radio and television programs are required to apply for a license from the National Radio and Television Administration or its provincial level counterparts. Entities shall conduct their business within the permitted scope as provided in their licenses. Entities with the License for Production and Operation of Radio and Television Programs shall conduct their operations strictly in compliance with the approved scope of production and operation. Other than radio and TV stations, entities shall not produce radio and TV programs about the current political news or similar subjects and columns.

Regulations Related to The Internet Follow-Up Comment Services

According to the Administrative Provisions on Internet Follow-up Comment Services, which was promulgated by the Cyberspace Administration of China on August 25, 2017, and became effective on October 1, 2017 and most recently amended on December 15, 2022, an internet follow-up comment services provider shall strictly assume the primary responsibilities and the obligations, including but not limited to: (i) verify the real identity information of registered users; (ii) establish and improve a user information protection system; (iii) establish a system of reviewing at first and then publishing comments if they offer internet follow-up comment services to news information; (iv) furnish corresponding static information content on the same platform and page at the same time if they provide internet follow-up comment services by way of bullet chatting; (v) establish and improve an internet follow-up comment review and administration, real-time check, emergency response and other information security administration systems, timely identify and process illicit information and submit a report to the relevant cyberspace administrators; (vi) develop internet follow-up comment information protection and administration technologies, innovate internet follow-up comment administration modes, enhance the disposition capacity of illegal and harmful information, discover safety defects, loopholes, and other risks existing in the internet follow-up comment services in a timely manner, take remedial measures, and report to the relevant cyberspace administrations; (vii) equip content examination team with corresponding services and strengthen training for examination of posted comments; and (viii) coordinate with relevant supervising authorities for examination and provide necessary technology, data support and assistance.

Regulations Related to Online Games

Regulatory Authorities

Pursuant to the Notice on Issuing the Provisions on the Main Functions, Internal Bodies and Staffing of the General Administration of Press and Publication (National Copyright Administration) promulgated by the General Office of the State Council on July 11, 2008, the Notice of the State Commission Office for Public Sector Reform on Interpretation of the State Commission Office for Public Sector Reform on Several Provisions relating to Animation and Comics, Online Game and Comprehensive Law Enforcement in Culture Market in the Three Provisions jointly promulgated by the Ministry of Culture of the PRC, State Administration of Radio, Film and Television of the PRC and the General Administration of Press and Publication, or the GAPP on September 7, 2009, the administration of anime and online game shall be conducted by the Ministry of Culture of the PRC, and the GAPP is responsible for the examination and approval process of online games prior to online publication. After the online games uploaded on the internet, online games will be administered by the Ministry of Culture and Tourism. Moreover, if an online game is launched on the internet without the prior approval of the GAPP, the Ministry of Culture and Tourism will be responsible for guiding the cultural market law enforcement team to conduct investigation and punishment. In March 2013, the State Administration of Press, Publication, Radio, Film and Television formed based on the Notice on the Institutional Reform issued by the State Council.

In March 2018, the Central Committee of the Communist Party of China issued the Plan for Deepening the Institutional Reform of the Party and State and the National People’s Congress of the PRC promulgated the Decision of the First Session of the Thirteenth National People’s Congress on the State Council Institutional Reform Proposal, collectively, the Institutional Reform Plans. According to the Institutional Reform Plans, effective from March 21, 2018, the State Administration of Press, Publication, Radio, Film and Television was reformed and now known as the National Radio and Television Administration under the State Council, and the responsibility of the State Administration of Press, Publication, Radio, Film and Television for administration of news, publication and films, such as the approval of online game registrations and issuance of game publication numbers has been transferred to the National Press and Publication Administration under the Propaganda Department of the Central Committee of the Communist Party of China. The National Press and Publication Administration at the national level suspended approval of game registration and issuance of publication numbers for online games since March 2018 and resumed to issue game publication numbers by batches periodically since December 2018, according to certain news reports. Beginning in December 2018, the National Press and Publication Administration at the national level started to approve new online games.

On May 14, 2019, the Ministry of Culture and Tourism promulgated the Notice on Adjusting the Scope of Examination and Approval regarding the Internet Culture Operation License to Further Regulate the Approval Work, which quotes the Regulations on the Function Configuration, Internal Institutions and Staffing of the Ministry of Culture and Tourism, or the Function Configuration Regulations, effective from July 30, 2018, and further specifies that the Ministry of Culture and Tourism no longer assumes the responsibility for administering the industry of online games. On July 10, 2019, the Ministry of Culture and Tourism issued the Abolition Decisions on the Interim Administrative Measures for the Administration of Online Games and the Administrative Measures for Tourism Development Plan, or the Abolition Decision. The Abolition Decision also cites the Function Configuration Regulations and further abolishes the Interim Measures for the Administration of Online Games, or the Online Game Measures, which means that the Ministry of Culture and Tourism will no longer regulate the industry of online games. On December 22, 2023, the National Press and Publication Administration promulgated the Administrative Measures for Internet Games (Draft for Comment), which provide that the national publishing regulatory authority oversees online game publishing activities nationwide while local authorities at county level and above are responsible for supervision within their respective administrative regions. As of the date of this annual report, the draft has not been formally adopted.

Online Game Publication

According to the Internet Publishing Measures, before publishing an online game, an online publishing service provider shall file an application with the competent provincial-level publishing administrative department where it is located, and the application, if reviewed and approved, shall be submitted to the National Press and Publication Administration for approval. The Notice of the General Office of the General Administration of Press, Publication, Radio, Film and Television on the Administration of Mobile Game Publishing Services, which was issued on May 24, 2016, and took effect on July 1, 2016, provides that game publishing services providers shall be responsible for examining the content of their games and applying for game publication numbers, and for the purpose of this notice, the online game publishing services providers refer to online publishing service entities that have obtained the Internet Publishing Service License with game publishing business included in their scope of business.

Online Game Operations

The Online Game Measures issued by the Ministry of Culture of the PRC on June 3, 2010, and last amended on December 15, 2017, comprehensively regulate the activities related to online game business, including the research and development and production of online games, the operation of online games, the standards for online games content, the issuance of virtual currencies used for online games and virtual currency trading services. The Online Game Measures provide that any entity engaging in online game operations must obtain an Online Culture Operating Permits, and the content of an imported online game must be examined and approved by the Ministry of Culture and Tourism prior to its launch. Domestically developed online games must be filed with the Ministry of Culture and Tourism within 30 days of its launch. The Notice of the Ministry of Culture of the PRC on the Implementation of the Interim Measures for the Administration of Online Games, which took effect on August 1, 2010, specifies the entities regulated by the Online Game Measures and procedures related to the Ministry of Culture and Tourism’s review of the content of online games, and emphasizes the protection of minors playing online games and requests online game operators to promote real-name registration by their game players.

On July 10, 2019, the Ministry of Culture and Tourism issued the Abolition Decision, which specifies that the Online Game Measures was abolished by the Ministry of Culture and Tourism on July 10, 2019. On August 19, 2019, the Ministry of Culture and Tourism issued the Announcement on Results of Regulatory Documents Clean-up, which specifies that the Notice of the Ministry of Culture and Tourism on the Online Games Measures was abolished.

On December 22, 2023, the National Press and Publication Administration promulgated the Administrative Measures for Internet Games (Draft for Comment), which provide that the national publishing regulatory authority oversees online game publishing activities nationwide while local authorities at county level and above are responsible for supervision within their respective administrative regions. Online games should set spending limits and ban daily log-in rewards according to these draft measures. These draft measures also propose to ban large tips for rewards to players who livestream their games and prohibits online games from offering probability-based luck draw features to minors. As of the date of this annual report, these draft measures have not been formally adopted.

Virtual Currency and Virtual Items

On February 15, 2007, the Notice on Further Strengthening Administration of Internet Cafes and Online Games, or the Online Games Notice, was jointly issued by the Ministry of Culture of the PRC, the People’s Bank of China and other governmental authorities with the goal of strengthening the administration of virtual currency in online games and to avoid any adverse impact on the PRC economy and financial system. The Online Games Notice imposes strict limits on the total amount of virtual currency issued by online game operators and the amount purchased by individual players and requires a clear division between virtual transactions and real transactions carried out by way of electronic commerce. The Online Games Notice further provides that virtual currency must only be used to purchase virtual items and prohibits any resale of virtual currency.

On June 4, 2009, the Ministry of Culture of the PRC and the Ministry of Commerce jointly issued the Notice on Strengthening Administration of Virtual Currency of Online Games, or the Virtual Currency Notice. According to the Virtual Currency Notice, it defines the meaning of the term “virtual currency” and places a set of restrictions on the trading and issuance of virtual currency. The Virtual Currency Notice also states that online game operators are also not allowed to give out virtual items or virtual currency through lottery-base activities, such as lucky draws, betting or random computer sampling, in exchange for players’ cash or virtual money.

According to the Notice on Regulating the Operations of Online Games and Strengthening Interim and Ex Post Regulation promulgated by the Ministry of Culture of the PRC on December 1, 2016, and effective as of May 1, 2017, the virtual items, purchased by users directly with legal currency, by using the virtual currencies of online games or by exchanging the virtual currencies of online games according to a certain percentage and enabling users to directly exchange for other virtual items or value-added service functions in online games, shall be regulated pursuant to the provisions on virtual currencies of online games. Online game operators shall not provide users with services to exchange virtual currencies into legal currency or physical items. Where it provides users with the option to exchange virtual currencies into physical items of minor value, the content and value of such physical items shall be in compliance with relevant laws and regulations of the State. However, this notice has been abolished by the Ministry of Culture and Tourism as of August 19, 2019.

On December 22, 2023, the National Press and Publication Administration promulgated the Administrative Measures for Internet Games (Draft for Comment), which stipulated that (i) in-game currency shall be used only for exchanging in-game products and services provided by the operator, and shall not be used to pay for or purchase physical objects or exchange products and services of other entities; (ii) online game publishers shall not exchange the virtual items of online games obtained by users into legal tender; and (iii) where online game virtual items can be exchanged for small-value physical objects, the contents and value of such physical objects shall comply with the relevant national laws and regulations. As of the date of this annual report, this draft has not been formally adopted.

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

In 2011, the Ministry of Culture of the PRC, together with several other government agencies, jointly issued a Circular on Printing and Distributing Implementation Scheme regarding Parental Guardianship Project for Minors Playing Online Games to strengthen the administration of online games and protect the legitimate rights and interests of minors.

This circular indicates that online game operators must have person in charge, set up specific service webpages and publish specific hotlines to provide parents with necessary assistance to prevent or restrict minors’ improper game playing behavior.

On October 25, 2019, the National Press and Publication Administration issued the Notice on Preventing Minors from Indulging in Online Games which took effect on November 1, 2019. The Notice stipulates several requirements on the online game operation, including but not limited to: (i) all online game users shall register their game accounts with valid identity information; (ii) the time slot and duration for playing online games by minors shall be strictly controlled; (iii) the provision of paid services to minors shall be regulated; (iv) the regulation of the industry shall be enhanced and the requirements above shall be requisite for launching, publishing and operating online games; and (v) the development and implementation of an age-appropriate reminding system shall be explored. Online game companies shall analyze the cause of minors’ addiction to games, and alter the content and features of games or game rules resulting in such addiction.

On October 17, 2020, the Standing Committee of the National People’s Congress revised and promulgated the Law of the PRC on the Protection of Minors (2020 Revision), which took effect on June 1, 2021. Law of the PRC on the Protection of Minors (2020 Revision) added a new section entitled “Online Protections” which stipulates a series of provisions to further protect minors’ interests on the internet, among others, (i) online product and service providers are prohibited from providing minors with products and services that would induce minors to indulge, (ii) online service providers for products and services such as online games, live broadcasting, audio-video, and social networking are required to establish special management systems of user duration, access authority and consumption for minors, (iii) online games service providers must request minors to register and log into online games with their valid identity information, (iv) online games service providers must categorize games according to relevant rules and standards, notify users about the appropriate ages for the players of the games, and take technical measures to keep minors from accessing inappropriate online games functions, and (v) online games service providers may not provide online games services to minors from 10:00 p.m. to 8:00 a.m. the next day. As of the date of this annual report, we have implemented a real-name registration system and a Bilibili game health system in our mobile game platform in accordance with the relevant supervision requirements. These two systems include, among others, following measures:

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

On August 30, 2021, the National Press and Publication Administration promulgated the Notice on Further Strict Management to Effectively Prevent Minors from Being Addicted to Online Games, which became effective on September 1, 2021. The notice requires that all online games enterprises including platforms providing online game services may only provide online game services to minors for one hour from 8:00 p.m. to 9:00 p.m. each day on Fridays, Saturdays, Sundays and national holidays, and may not provide online game services to minors in any form at any other time. All online games must be connected to the real-name verification system of the National Press and Publication Administration for online games to prevent addiction, all online game users must use real and valid identity information to register their game accounts and log in to online games, and online games enterprises must not provide online game services in any form (including visitor experience mode) to users who have not registered and logged in with their real names.

In October 2023, the State Council promulgated the Regulation on the Protection of Minors in Cyberspace, which took effect on January 1, 2024. This regulation enhances oversight of online content, safeguards minors’ personal information, and addresses the prevention and management of minors’ internet addiction. It also reinforces the responsibilities and duties of online platform service providers catering to a significant number of minor users or impacting minors extensively. This includes fully considering the physical and mental developmental needs of minors throughout all stages of internet platform services, such as in design, research and development, and operations, conducting regular evaluations of the impact of minors’ online protection, and offering “teen mode” or designated areas for minors to access products or services that contribute to their physical and mental well-being. Additionally, it mandates the establishment of an external-dominant independent body to supervise the protection of minors on the internet.

In December 2023, the National Press and Publication Administration issued the Administrative Measures for Internet Games (Draft for Comment), which provided detailed regulations for the protection of minors in online gaming operations. These rules include, but are not limited to: (i) strict control over the duration and time minors spend playing online games, (ii) prohibition of minors from accessing games that may easily lead to addiction or contain inappropriate content for minors, and (iii) prohibition of certain services provided to minors, such as account rental and sale, in-game currency and virtual item trading, game boosting or game leveling services, and probability-based luck draw features. As of the date of this annual report, the draft has not been formally adopted.

Regulations Related to Online Live Broadcasting Services

On November 4, 2016, the Cyberspace Administration of China issued the Administrative Regulations on Online Live Broadcasting Services, or the Online Live Broadcasting Regulations, which came into effect on December 1, 2016. According to the Online Live Broadcasting Regulations, all online live broadcasting service providers shall take various measures during operation of live broadcasting services, including but not limited to: (i) establishing platforms for reviewing live broadcasting content, conducting classification and grading management according to the online live broadcasting content categories, user scale and others, and adding tags to graphics, video, audio or broadcast tag information for platforms; and (ii) conducting verification on online live broadcasting users with valid identification information (for example, authentic mobile phone numbers) and validating the registration of online live broadcasting publishers based on their identification documents (such as identity documents, business licenses and organization code certificates).

On September 2, 2016, the State Administration of Press, Publication, Radio, Film and Television issued the Circular on Issues concerning Strengthening the Administration of Online Live Broadcasting of Audio-Visual Programs, or the Online Live Broadcasting Circular. According to the Online Live Broadcasting Circular, License for Online Transmission of Audio-Visual Programs is a prerequisite for online audio-visual live broadcasting of general cultural events, such as social communities, sports events, as well as important political, military, economic, social and cultural events. Relevant information about specific activities to be streamed shall be filled in advance with the provincial counterparts of the National Radio and Television Administration. Online audio-visual live broadcasting service providers shall censor and tape such programs and retain them for at least 60 days for future check by the administrative departments; and they shall have emergency plans in place to replace programs in violation of laws and regulations. Bullet chats are not allowed in the live broadcasting of major political, military, economic, social, cultural, sports and other activities and events. Special censorship shall be implemented over the bullet chats during the live broadcasting of cultural activities of general social groups, sports events and other organizational activities.

According to the Measures for the Administration of Cyber Performance Business Operations, promulgated by the Ministry of Culture of the PRC on December 2, 2016, and effective as of January 1, 2017, business engaging in cyber performance operations shall apply to the cultural administrative department at the provincial level for an Online Culture Operating Permits in accordance with the Provisional Measures on Administration of Internet Culture, and the license shall specify the scope of the cyber performance.

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

According to the Notice on Strengthening the Management of Online Show Live Broadcasting and E-commerce Live Broadcasting promulgated by the National Radio and Television Administration on November 12, 2020, live broadcasting platforms for online shows are requested to strengthen positive value guidance and enable those tasteful, meaningful, interesting and warm live-broadcasting programs to have good traffic, and to prevent the spread of the trends of wealth flaunting, money worshiping and vulgarity. In addition, the number of content reviewers a platform is required to keep must in principle be no less than 1:50 of the number of live broadcasting rooms. Live broadcasting platforms for online shows need to manage the hosts and “virtual gifting” users based on the real-name registration system, and users who have not registered with real names or who are minors are prohibited from virtual gifting. The live broadcasting platforms are required to implement real-name registration system by real-name verification, face recognition, manual review and other measures to prevent minors from virtual gifting. The platform shall limit the maximum amount of virtual gifting each user may give per time, day and month. Live broadcasting platforms for e-commerce shall not illegally produce and broadcast, beyond their business scope of e-commerce, any commentary programs unrelated to sales of goods.

In February 2021, the Cyberspace Administration of China and certain other governmental authorities issued Notice 3, according to which, online live broadcasting platforms providing online live broadcasting information services shall strictly abide by laws, regulations and regulatory requirements of the PRC, and shall strictly perform their statutory duties and obligations, implement the list of primary responsibilities of online live-broadcasting platforms and ensure correct orientation and content safety. Meanwhile, Notice 3 sets forth requirements for certain live broadcasting businesses with respect to real-name registration, restrictions on minors on virtual gifting and other requirements, and further strengthens the industry admittance filing management. For example, live broadcasting platforms that carry out business-oriented network performance activities must hold the internet cultural business license and complete out ICP filing; live broadcasting platforms that carry out online audio-visual program services shall hold a License for Online Transmission of Audio-Visual Programs (or complete registration with the National Internet Audio-visual Platforms Information Management System) and complete ICP filing.

On September 15, 2021, the Cyberspace Administration of China promulgated the Opinions on Further Compacting the Main Responsibility of the Website Platform on Information Content Management which further regulates the content and quality of the information and further requires the website platform to improve the content review mechanism. The website platform shall improve the manual content review system, further expand the scope of manual review, refine the review standards, improve the review process and ensure the quality of review. A dynamic update mechanism for the sample database of illegal and non-compliant information and a hierarchical classification system shall be established and regularly enriched and expanded to improve the efficiency and quality of technical review.

The Cyberspace Administration of China launched a “Fan Group Chaos Rectification” special action on June 15, 2021, followed by the issuance of the Notice on Further Strengthening the Management of Chaos in Fan Groups on August 25, 2021. Both of the special action and notice are intended to rectify chaos in online fan groups for celebrities, specifically, in features such as celebrity rankings, hot topics, fan communities, and fans interactive functions, so as to curb verbal abuse, stigmatization, instigation, confrontation, insults, slander, rumors, malicious marketing and the spread of other harmful information. This notice requested, among other things, the cancellation of all rankings of celebrities. The rankings of music, film and television works are still allowed, but the network platforms should optimize and adjust ranking rules to focus on the art works themselves and professional evaluation. Furthermore, minors are not allowed to make virtual gifting or spending money on supporting idols, or act as the organizer or manager of a fan group.

On October 26, 2021, the Office of the Central Cyberspace Affairs Commission issued the Notice on Further Strengthening the Regulation on Online Information of Entertainment Celebrities, which requests internet platforms to, among others, monitor information posted by celebrities online so as to timely identify hot topics that could involve illegal actions and to promptly report to the competent authorities in such event.

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

On March 25, 2022, the Cyberspace Administration of China, the State Tax Administration and the SAMR jointly issued the Notice on Further Standardizing the Profit-Making Behavior of Live Broadcasting to Promote the Healthy Development of the Industry, which required live broadcasting platforms to authenticate the identity of each live broadcasting publisher and report various information of those publishers that have profit-making behaviors to local provincial-level network department and tax authorities semi-annually. Information required to be reported include personal identity, live broadcasting account, online nicknames, bank account to receive compensation, income type and profit level. Furthermore, live broadcasting platforms are required to (i) strictly implement classification management system over live broadcasting accounts, (ii) take appropriate measures against law-breaking accounts, including to issue warnings and notices, request to rectify, limit the account functions, suspend or terminate accounts, and prohibit re-registration, and (iii) properly keep relevant record and report timely to the relevant authorities.

On April 12, 2022, the Online Audio-visual Program Administration Division of the National Radio and Television Administration and the Publishing Bureau of the Propaganda Department of the Central Committee of the Communist Party of China jointly promulgated the Notice on Strengthening the Administration of Live Broadcasting of Game-Playing on the Online Audio-Visual Program Platform, which stipulated that (i) it is not allowed to live broadcast online games that have not been approved by the competent authorities in online audio-visual programs or attract more users to such games by any means, including through online live broadcasting, (ii) all online live broadcast platforms shall strengthen the management of online game live broadcast programs in terms of content and propaganda, establish and improve management systems for information release, comments, and emergency response related to game-playing live broadcast programs to improve program monitoring and public opinion monitoring mechanisms, (iii) the online platforms shall strengthen the management of the behavior of game hosts and those who conducted illegal and immoral behavior are not allowed to be shown to the public through live broadcasting, (iv) the online live broadcast platforms are urged to establish and implement mechanisms for the protection of minors, and (v) the launch, broadcasting and layout of game-playing live programs shall be submitted to relevant radio and television administrative department in accordance with the relevant requirements of live programs, and online audio-visual platforms (including various domestic and overseas individual and institutional accounts opened on relevant platforms) live broadcasting overseas game programs or competitions should be approved in advance.

In May 2022, the Opinions on Regulating Live Broadcasting for Rewards and Enhancing the Protection of Minors was issued by the Cyberspace Administration of China and other relevant authorities, pursuant to which, minors are prohibited from participating in live broadcasting and are strictly controlled from engaging in anchoring. In addition, it requires that website platforms should strengthen the management of the registration of anchor accounts, not to provide online anchor services for minors under the age of 16; it requires the optimization and upgrading of the “teenage mode” and the website platform to establish a dedicated customer service team for minors and strengthen oversight during peak hours; and it requires that, after 22:00 every day, the services under “teenage mode” should be forced offline.

In June 2022, the Ministry of Culture and Tourism and the relevant authority issued the Code of Conduct for Online Hosts, which requires live broadcast platforms to review and record the practice qualifications of live content bloggers who require a high level of professionalism (e.g., healthcare, finance and finance, law, education).

In November 2022, the Cyberspace Administration of China issued the Circular on Effectively Strengthening the Governance of Online Violence, requiring that the review of contents of live broadcasting and short video shall be strengthened, live broadcasting rooms with concentrated cyber violence contents shall be shut down in a timely manner, anchors in violation of regulations shall be banned, short videos with cyber violence risk shall be reviewed before publishing, short videos with cyber violence information shall be reviewed, and negative barrages shall be blocked and filtered. Close attention shall be paid to the live broadcasting rooms opened by parties involved in cyber violence, and information that induces or forces self-harm and suicide shall be controlled in a timely manner.

Regulations Related to Advertising Business

On October 27, 1994, the Standing Committee of the National People’s Congress, promulgated the Advertising Law of the PRC, as amended most recently on April 29, 2021. The Advertisement Law of the PRC requires that advertisers, advertising operators, and advertisement publishers shall abide by the laws and administrative regulations, and by the principles of fairness and good faith while engaging in advertising activities. Administrative departments for market regulation at and above the county level are in charge of supervision and administration of advertising.

On February 25, 2023, the SAMR promulgated the Measures for the Administration of Internet Advertisement, effective from May 1, 2023. These measures are applicable to the usage of internet media such as websites, web pages, and internet applications, whether directly or indirectly, to promote commercial advertisement activities for products or services via text, images, videos or other forms, in the territory of PRC. Under the new measures, when publishing internet advertisements in the form of pop-ups or other forms, the advertiser or the publisher should prominently mark a close button to ensure that the advertisement can be closed with one click. Furthermore, operators of live broadcasting rooms who are commissioned to provide advertisement design, production, agency and publishing services shall assume legal responsibility and obligations as the advertisement operator and advertiser.

Regulations Related to E-Commerce

The Measures for the Supervision and Administration of Online Transactions was promulgated by the SAMR on March 15, 2021, which became effective on May 1, 2021. Marketplace platform providers are obligated to examine the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location on a merchant’s web page the information stated in the merchant’s business license or a link to its business license.

On December 24, 2014, the Ministry of Commerce promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third-Party Online Retail Platforms (Trial) to regulate the formulation, revision and enforcement of transaction rules for online retail marketplace platforms. Measures for the Supervision and Administration of Online Transactions require that online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use.

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which came into effect on January 1, 2019. The E-commerce Law imposes a series of requirements on e-commerce operators including e-commerce platform operators, merchants operating on the platform and the individuals and entities carrying out business online. According to the E-commerce Law, e-commerce operators who provide search results based on consumers’ characteristics, such as hobbies and consumption habits, shall also provide consumers with options that are not targeted at their personal characteristics at the same time, respect and fairly protect the legitimate interests of the consumers. In addition, e-commerce platform operators are not allowed to impose unreasonable restrictions over or add unjustified conditions to transactions concluded on their platforms by merchants, or charge merchants operating on its platform any unreasonable fees.

An e-commerce operator shall obtain a license for value-added telecommunications services with the specification of online data processing and transaction processing business from appropriate telecommunications authorities, pursuant to the Telecommunications Regulations of the PRC and the Classification Catalogue of Telecommunications Services.

The Consumer Protection Law, which was promulgated by the Standing Committee of the National People’s Congress on October 31, 1993, and last amended on October 25, 2013, effective as of March 15, 2014, sets out the obligations of business operators and the rights and interests of consumers. Business operators must guarantee the quality, function, usage and term of validity of the goods or services they sell or provide, if these goods and services are consumed under normal standards. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online platforms may claim damages from the sellers or service providers. Online platform operators may be subject to liabilities if the lawful rights and interests of consumers are infringed in connection with consumers’ purchase of goods or acceptance of services on online platforms if the platform operators fail to provide consumers with authentic contact information of the sellers or service providers. On January 6, 2017, the State Administration for Industry and Commerce of the PRC issued the Interim Measures for No Reason Return of Online Purchased Commodities within Seven Days, which came into effect on March 15, 2017 and was last amended on October 23, 2020, further clarifying the scope of consumers’ rights to make returns without a reason, including exceptions, return procedures and online marketplace platform providers’ responsibility to formulate seven-day no-reason return rules and related consumer protection systems, and supervise the merchants for compliance with these rules. On December 29, 2020, the SAMR promulgated the Announcement on Strengthening the Recall and Supervision of Consumer Goods Sold Online to further protect the safety of consumers’ personal properties.

Pursuant to the Administrative Measures for Online Live Broadcasting Marketing (for Trial Implementation), which was promulgated in April 2021 and became effective in May 2021, when engaging in live broadcasting marketing activities, live broadcasting marketers, people that directly engage in marketing to the public in online live broadcasting marketing, must abide by laws, regulations and the relevant state provisions, follow the public order and morals, and publish product or service information truthfully, accurately and comprehensively, and must not engage in, among others, (i) the publication of false and misleading information to deceive or mislead the users, (ii) the marketing of products or goods which are fake or shoddy or would infringe upon intellectual property rights or do not fulfill the requirements for personal and property safety, or (iii) other acts in violation of the laws, regulations and relevant provisions.

In March 2022, the Supreme People’s Court adopted the Provisions of the Supreme People’s Court on Several Issues concerning the Application of Law in the Trial of Cases of Disputes over Online Consumption (I), which became effective on March 15, 2022. The provisions mainly provide for the rights and obligations of network consumption contracts, the recognition of liability subjects, civil liability for live-broadcasting marketing, and civil liability for takeaway and catering services. According to these provisions, even if the e-commerce platform does not actually operate the business, as long as there are signs and indications sufficient to mislead consumers to believe that the business is operated by the platform, the e-commerce platform operator shall also bear the liability as the product seller or the service provider. Where the legitimate rights and interests of a consumer are jeopardized when clicking to buy a product in an online live broadcasting program, and the operator of the live broadcasting program cannot prove that it has indicated in a sufficiently clear way to inform the consumer that it is not the seller and to indicate the actual seller, if the consumer requests the operator of the live broadcasting program to bear the responsibility as the seller of the product, the people’s court shall uphold such request.

Regulations Related to Internet Information Security and Privacy Protection

Internet content in mainland China is highly regulated and restricted from a state security point of view. The Decision Regarding the Safeguarding of Internet Security, enacted by the Standing Committee of the National People’s Congress on December 28, 2000, and amended with effect on August 27, 2009, makes it unlawful to, including but not limited to: (i) gain improper entry into a computer information system of national affairs, national defense or cutting-edge science and technology; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Administrative Measures for the Security Protection of International Connections to Computer Information Network, issued by the Ministry of Public Security on December 30, 1997, and amended on January 8, 2011, prohibits the use of the internet in ways that, among other things, result in a leakage of state secrets or the distribution of socially destabilizing content.

On July 1, 2015, the Standing Committee of the National People’s Congress issued the National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard the sovereignty, national security and cyber security and development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services and other important activities that are likely to impact the national security of mainland China.

On August 1, 2022, the Administrative Provisions on Mobile Internet Applications Information Services promulgated by the Cyberspace Administration of China took effect. These provisions stipulate that mobile internet application providers shall perform their responsibilities as information content administrators, and establish and improve information content security management, information content ecological governance, data security and personal information protection, protection of minors and other management systems to ensure cyber security and maintain a good cyber ecology.

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cybersecurity Law, which came into effect on June 1, 2017. The PRC Cybersecurity Law provides that network operators must set up internal security management systems that meet the requirements of a classified protection system for cyber security, including appointing dedicated cyber security personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cyber security incidents, and taking data security measures such as data classification, backups and encryption. The PRC Cybersecurity Law imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The PRC Cybersecurity Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up.

The Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security on December 13, 2005, require internet service providers to keep records of certain information about their users (including, but not limited to, user registration information, log-in and log-out times, IP addresses, content and time of posts by users) for at least 60 days. Under the PRC Cybersecurity Law, network operators must also record and report any instances of publication of prohibited information and take measures to prevent such information from dissemination. A network operator fails to comply with such requirements may be imposed fines, confiscated of illegal gains, revoked of its licenses, suspended of its business, shut down of its websites or, in severe cases, take criminal liabilities. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.

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

On December 28, 2012, the Standing Committee of the National People’s Congress promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. This decision requires internet service providers to take measures to ensure confidentiality of information of users.

On March 13, 2019, the Office of the Central Cyberspace Affairs Commission and the SAMR jointly issued the Notice on App Security Certification and the Implementation Rules on Security Certification of Mobile Internet Application, which encourages mobile application operators to voluntarily obtain app security certification, and search engines and app stores are encouraged to recommend certified applications to users.

PRC government authorities have enacted legislations on internet use to protect personal information from any unauthorized disclosure and prohibits an internet content provision operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party. The Several Provisions on Regulating the Market Order of Internet Information Services, promulgated by the Ministry of Industry and Information Technology on December 29, 2011, and became effective on March 15, 2012, stipulate that internet content provision operators may not, without user’s consent, collect user’s personal information, which is defined as user information that can be used alone or in combination with other information to identify the user, and may not provide any such information to third parties without user’s prior consent, unless when required by laws or regulations. In addition, an internet content provision operator may only use such user’s personal information for the stated purposes under the internet content provision operator’s service scope. Internet content provision operators are also required to ensure the proper security of user’s personal information, and take immediate remedial measures if user’s personal information has been or may be divulged.

On July 16, 2013, the Ministry of Industry and Information Technology issued the Order for the Protection of Telecommunication and Internet User Personal Information. Most requirements under the order that are relevant to internet content provision operators are consistent with pre-existing requirements but the requirements under the order are often more stringent and have a wider scope. If an internet content provision operator wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Internet content provision operators are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology and the Ministry of Public Security, and the SAMR jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages app operators to conduct security certifications and encourages search engines and app stores to clearly mark and recommend those certified apps. On August 22, 2019, the Cyberspace Administration of China issued the Regulation on Cyber Protection of Children’s Personal Information, effective on October 1, 2019. Network operators are required to establish special policies and user agreements to protect children’s personal information, and to appoint special personnel in charge of protecting children’s personal information. Network operators who collect, use, transfer or disclose personal information of children are required to, in a noticeable and clear way, notify and obtain consent from children’s guardians. On November 28, 2019, the Cyberspace Administration of China, Ministry of Industry and Information Technology, the Ministry of Public Security and SAMR jointly issued the Measures to Identify Illegal Collection and Usage of Personal Information by Apps, which lists six types of illegal collection and usage of personal information, including “failure to publish rules on the collection and usage of personal information,” “failure to expressly state the purpose, manner and scope of the collection and usage of personal information,” “collecting and using personal information without obtaining consents from users,” “collecting personal information irrelevant to the services provided,” “providing personal information to other parties without obtaining consent” and “failure to provide the function of deleting or correcting personal information as required by law or failure to publish the methods for complaints and reports or other information.”

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

On August 29, 2015, the Standing Committee of the National People’s Congress issued the Ninth Amendment to the Criminal Law, effective on November 1, 2015. Any internet service provider that fails to comply with obligations related to internet information security administration as required by applicable laws and refuses to rectify upon order shall be subject to criminal penalty for (i) any large-scale dissemination of illegal information; (ii) any severe consequences due to the leakage of the user information; (iii) any serious loss of criminal evidence; or (iv) other severe circumstances. Furthermore, any individual or entity that (i) sells or distributes personal information in a manner which violates relevant regulations, or (ii) steals or illegally obtains any personal information is subject to criminal penalty in severe circumstances.

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

On June 10, 2021, for purpose of further regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, the Standing Committee of the National People’s Congress published the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision and publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data processing activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e., data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data processing activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data stored within the territory of the PRC without the approval of the competent PRC governmental authorities.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law raises the protection requirements for processing personal information, and specifies the rules for processing sensitive personal information, which refers to personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or cause harm to the safety of people or property, including information on biometric characteristics, financial accounts, individual location tracking and others, as well as personal information of minors under the age of 14. Personal information processors shall bear responsibility for their personal information processing activities, and adopt necessary measures to safeguard the security of the personal information they process. Otherwise, the personal information processors will be subject to correction of its operations, suspension or termination of the provision of services, confiscation of illegal income, fines or other penalties.

On March 12, 2021, the Cyberspace Administration of China and other governmental authorities promulgated Necessary Personal Information Range Provisions of Common Types of Apps, effective on May 1, 2021, which specify the scope of necessary personal information for common types of mobile apps. On April 26, 2021, the Ministry of Industry and Information Technology promulgated Interim Provisions on the Administration of Personal Information Protection for Apps (Draft for Comments), which further stipulate the protection and management of the personal information on mobile apps. As of the date of this annual report, the Interim Provisions on the Administration of Personal Information Protection for Apps (Draft for Comments) has not been formally adopted.

On January 4, 2022, the Cyberspace Administration of China and other twelve PRC regulatory authorities jointly revised and promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. The Cybersecurity Review Measures requires that critical information infrastructure operators that purchase network products and services shall anticipate the potential national security risk of products and services after they enter operation. If they affect or may affect national security, a cybersecurity review shall be reported to the Cybersecurity Review Office.

On August 17, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to these regulations, critical information infrastructure refers to any important network facilities and information systems of an important industry and field such as public communication and information service, energy, transport, water conservation, finance, public services, e-government affairs and national defense related science and technology industry, and other industries and fields that may seriously endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each important industry and field are responsible for formulating eligibility criteria and determining the critical information infrastructure in the respective industry or field. The operators will be informed about the final determination as to whether they are categorized as critical information infrastructure operators.

On December 31, 2021, the Cyberspace Administration of China, together with the Ministry of Industry and Information Technology, the Ministry of Public Security and the SAMR, jointly issued the Regulations on the Administration of Algorithm Recommendation for Internet Information Services, with effect from March 1, 2022, which provides that algorithm recommendation service providers are not allowed to use algorithms to register false user accounts, block information, give excessive recommendations, and that users should be given the option to easily turn off algorithm recommendation services, and that the providers of algorithm recommendation services with public opinion attributes or social mobilization capabilities should fill in information such as the name of the service provider, service form, application area, type of algorithm, algorithm self-assessment report, intended public content and other information through the Internet Information Services Algorithm Filing System within ten working days from the date of service provision to fulfill the filing procedures.

On November 14, 2021, the Cyberspace Administration of China published the Regulations of Internet Data Security Management (Draft for Comments), which further regulate the internet data processing activities and emphasize the supervision and management of network data security, and further stipulate the obligations of internet platform operators, such as to establish a system for disclosure of platform rules, privacy policies and algorithmic strategies related to data, and timely disclosure of formulation procedures and adjudication procedures and more. Specifically, these draft regulations require data processors to, among others, (i) adopt immediate remediation measures when finding that network products and services they use or provide have security defects and vulnerabilities, or threaten national security or endanger public interest, and (ii) follow a series of detailed requirements with respect to processing of personal information, management of important data and proposed overseas transfer of data. In addition, these draft regulations require data processors handling important data or the data processors listed overseas to complete an annual data security assessment and file a data security assessment report to applicable regulators. Such annual assessment, as required by these draft regulations, would encompass areas including, but not limited to, the status of important data processing, data security risks identified and the measures adopted, the effectiveness of data protection measures, the implementation of national data security laws and regulations, data security incidents that occurred and their handling, and a security assessment with respect to sharing and provision of important data overseas. As of the date of this annual report, the Regulations of Internet Data Security Management (Draft for Comments) has not been formally adopted.

In July 2022, the Cyberspace Administration of China promulgated the Measures for the Security Assessment of Outbound Data, which became effective on September 1, 2022. These measures outline the requirements and procedures for security assessments on export of important data or personal information collected within the territory of mainland China. Furthermore, these Measures provide that the security assessment shall combine pre-assessment, continuous supervision, and self-assessment to prevent data export security risks. More specifically, these measures specify that any of the circumstances below will require security assessment before any cross-border data transfer out of mainland China can occur: (i) the data transferred out of mainland China is important data; (ii) the data processor is a critical information infrastructure operator or data processor that processes personal information of more than 1 million individuals; (iii) cross-border data transfer of personal information by a data processor who has made cross-border data transfers of personal information of more than 100,000 individuals, or sensitive personal information of more than 10,000 individuals, in each case as calculated cumulatively, since 1 January of the previous year; or (iv) under other circumstances as stipulated by the Cyberspace Administration of China.

In September 2022, the Cyberspace Administration of China promulgated the Decision to Amend the Cybersecurity Law of the People’s Republic of China (Draft for Comments), which mainly involves amendments in the following aspects: (i) improving the legal liability system for violating the general provisions of network operation security, (ii) modifying the legal liability system for security protection of critical information infrastructure, (iii) adjusting the legal liability system for network information security, and (iv) revising the legal liability system for personal information protection. As of the date of this annual report, the aforementioned draft amendments have not been adopted and there still exists substantial uncertainties regarding to anticipated adoption or effective date at this stage.

The Measures for the Standard Contractual Measures for Cross-border Transfer of Personal Information, which was issued by the Cyberspace Administration of China on February 22, 2023 and took effect on June 1, 2023, specified the applicable scope of, conditions to enter into and detailed filing requirements for standard contracts on cross-border transfer of personal information, which became a part of the compliance mechanism for personal information protection.

In March 2024, the Cyberspace Administration of China issued the Provisions on Promoting and Regulating Cross-border Data Flows, which required security assessment the following types of cross-border data transfers, (i) for critical information infrastructure operators, the outbound transfer of personal information or important data, and (ii) for data processors that are not critical information infrastructure operators, the outbound transfer of important data or the cumulative outbound transfer within one calendar year of the personal information of over one million people or the sensitive personal information of over 10,000 people. These provisions also stipulated that, when data processors that are not critical information infrastructure operators engage in the cumulative outbound transfer within one calendar year of the personal information of over 10,000 people but less than one million people or the sensitive personal information of less than 10,000 people, the data processors must enter into a standard contract for cross-border transfer of personal information with the data recipient or obtain a certification for the protection of personal information. Furthermore, these provisions clarified that data processors do not need to treat any data as “important data” the outbound transfer of which requires security assessments, if government authorities have not declared or notified them that the data are “important data.”

The Provisions on the Administration of Internet Users’ Account Information, which was issued by the Cyberspace Administration of China on June 27, 2022 and became effective on August 1, 2022, stipulate that internet information service providers must, among other things, equip themselves with professional and technical capabilities appropriate to the scale of services, establish, improve and strictly implement systems for identity authentication, account verification, information safekeeping, ecological governance, emergency response, personal information protection, among others. The provisions also require that the internet information service providers should handle and protect internet users’ account information in accordance with law, and take measures to prevent unauthorized access, as well as leakage, tampering, or loss of personal information. The internet information service providers must set up convenient portals for complaints and whistleblowing at an easily seen location, provide channels for complaints and whistleblowing, improve the acceptance, screening, disposal and feedback mechanisms, specify the handling process and feedback time limit and timely handle the complaints and whistleblowing of users and the public.

The Administrative Provisions on Internet Pop-Up Window Information Push Services, issued by the Cyberspace Administration of China, became effective on September 30, 2022. The provisions stipulate that providers of internet pop-up window information push services shall fulfill their responsibilities as information content administrators, and establish and improve management systems for information content review, ecological governance, data security and personal information protection and minors protection, and shall also comply with relevant requirements, including, but not limited to, not pushing illegal and undesirable information, especially malicious speculation on entertainment gossip, gossip and privacy, extravagance and ostentatiousness, and content that is contrary to public order and morality, or to focus on old news related to a certain topic for the purpose of malicious rehashing.

Regulations Relating to Generative AI

In August 2019, the Ministry of Science and Technology of the PRC issued the Guidelines for the Construction of the National New Generation Artificial Intelligence Innovation and Development Pilot Zone, which was amended on September 29, 2020 and came into effect on the same date. The guidelines aim to establish a conducive environment for the innovation and development of artificial intelligence, promote the establishment of artificial intelligence infrastructure, and enhance the conditional support for the innovation and development of artificial intelligence.

In March 2021, the National People’s Congress of the PRC promulgated the Outline of the 14th Five-Year Plan for the National Economic and Social Development of the People’s Republic of China and the Outlines of Objectives in Perspective for the Year 2035. The outlines emphasize key focus areas including essential algorithms for artificial intelligence and sensors, and underscore the nurturing of emerging digital industries such as artificial intelligence.

In November 2022, the Cyberspace Administration of China passed the Administrative Provisions on Deep Synthesis of Internet Information Services, which was released after being approved by the Ministry of Industry and Information Technology and the Ministry of Public Security, and became effective on January 10, 2023. Pursuant to these provisions, deep synthesis service providers are required to fulfill their primary responsibilities for information security, establish and improve management systems for various aspects including user registration, algorithm mechanism review, scientific and technological ethics review, information release review, data security, personal information protection, combating telecom and online fraud, and emergency response, and implement secure and controllable technical support measures.

In July 2023, the Cyberspace Administration of China and several governmental authorities promulgated the Interim Measures for the Administration of Generative Artificial Intelligence Services, which became effective on August 15, 2023. These measures outline compliance requirements for providers of generative AI services to the public within the territory of PRC. Providers are required to conduct data processing training activities in accordance with PRC laws and regulations and assume responsibility as producers of online content, as well as fulfill online information security obligations. Other requirements under these measures include the use of legitimate data sources, no infringement on others’ legitimate intellectual property rights, and obtaining consent for personal information usage. Violations may result in punishment specified under the PRC data and cybersecurity legal regime, including the PRC Cybersecurity Law, the PRC Data Security Law, the PRC Personal Information Protection Law, and the PRC Scientific and Technological Progress Law. In the absence of any specific provisions, violations may result in warnings, orders to correct, and orders to suspend the provision of services determined by competent governmental authorities.

In February 2024, the National Technical Committee on Cybersecurity Standardization issued the Basic Security Requirements for Generative Artificial Intelligence Service, which stipulated the basic safety requirements for generative artificial intelligence including requirements for training data security, model security and safety precautions, and provided requirements for safety evaluations. Service providers should conduct safety evaluations before launching or making any material change to the generative artificial intelligence services. Service providers are also required to assess whether these services are suitable for minors.

Regulations Related to Intellectual Property Rights

Trademark

Trademarks are protected by the Trademark Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on August 23, 1982, last amended on April 23, 2019, and took effect on November 1, 2019, as well as the Implementation Regulation of the PRC Trademark Law, adopted by the State Council on August 3, 2002, and revised on April 29, 2014. In the PRC, registered trademarks include commodity trademarks, service trademarks, collective marks and certification marks. The Trademark Office of National Intellectual Property Administration handles trademark registrations and grants a term of 10 years to registered trademarks commencing from the date of registration and the registered trademarks can be renewable every 10 years where a registered trademark needs to be used after the expiration of its validity term. On January 13, 2023, the State Intellectual Property Office issued a notice of public consultation on the Draft Revision of the Trademark Law of the PRC (Draft for Comments). As of the date of this annual report, such draft has not been formally adopted.

Patent

According to the Patent Law of the PRC promulgated by the Standing Committee of the National People’s Congress on March 12, 1984, and most recently amended on October 17, 2020 and became effective on June 1, 2021, the patents are divided into three types. According to the Patent Law of the PRC and the Interim Measures on the Handling of Examination Operations in relation to the Implementation of the Amended Patent Law issued by the China National Intellectual Property Administration on May 24, 2021, invention patents are valid for 20 years, utility model patents are valid for 10 years and design patents filed no later than May 31, 2021 are valid for 10 years while design patents filed on or after June 1, 2021 are valid for 15 years, from the date of application.

On June 15, 2001, the State Council promulgated the Implementation Rules for the Patent Law of the PRC, which was last amended on December 11, 2023 and became effective from January 20, 2024. According to the Patent Law of the PRC and its implementing regulations, the State Intellectual Property Office of the PRC is primarily responsible for administering patents in the PRC. The patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective jurisdictions. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. A third-party player must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

Copyright

The Copyright Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on September 7, 1990, last amended on February 26, 2010, became effective as of April 1, 2010, further amended on November 11, 2020, and took effect on June 1, 2021. Under the currently effective Copyright Law, Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. The purpose of the Copyright Law aims to encourage the creation and dissemination of works which is beneficial for the construction of socialist spiritual civilization and material civilization and promote the development and prosperity of Chinese culture.

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

Measures on Administrative Protection of Internet Copyright, that were promulgated by the Ministry of Industry and Information Technology and National Copyright Administration, and took effect on May 30, 2005; provided that an internet information service provider shall take measures to remove the relevant content, record relevant information after receiving the notice from the copyright owner that some content communicated through internet infringes upon its copyright and preserve the copyright owner’s notice for six months. If an internet information service provider (i) has the knowledge of an internet content provider’s tortious act of infringing upon another’s copyright through internet, or (ii) fails to take measures to remove relevant content after the receipt of the copyright owner’s notice (regardless of the internet information service provider’s knowledge of the copyright infringement act), and if the relevant copyright infringement act harms public interests, then the infringer shall be ordered to stop the tortious act, and may be imposed of confiscation of the illegal proceeds and a fine of not more than three times the illegal business amount; and if the illegal business amount is difficult to be calculated, a fine of not more than RMB100,000 may be imposed.

The Notice on Regulating Copyright Order of Internet Reproduction, issued by the National Copyright Administration in April 2015, includes the following four major points: (i) clarify certain important issues related to internet copyrights in existing laws and regulations, including the definition of news, clarify statutory licenses that are not applicable to internet copyrights and prohibit the distortion of title and work intent; (ii) guide the press and media to further improve the internal management of copyrights, especially requesting the press to clarify the copyright sources of their content; (iii) encourage the press and internet media to actively carry out copyright cooperation; and (iv) ask the copyright administrations at all levels to strictly implement copyright supervision.

The Computer Software Copyright Registration Measures, promulgated by the National Copyright Administration on February 20, 2002, regulate registrations of software copyright, exclusive licensing contracts for software copyright and transfer contracts. The National Copyright Administration shall be the competent authority for the nationwide administration of software copyright registration and the Copyright Protection Center of China is designated as the software registration authority. The Copyright Protection Center of China shall grant registration certificates to the Computer Software Copyrights applicants which conform to the provisions of both the Computer Software Copyright Registration Measures and the Computer Software Protection Regulations (Revised in 2013).

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

Domain Names

The Administrative Measures on Internet Domain Names, which was promulgated by the Ministry of Industry and Information Technology on August 24, 2017, and became effective on November 1, 2017, regulates the “.CN” and the “zhongguo (in Chinese character)” shall be China’s national top-level domains. Any party that engages in internet information services shall use its domain name in compliance with laws and regulations and in line with relevant provisions of the telecommunications authority, but shall not use its domain name to commit any illegal act.

Regulations Related to Anti-Unfair Competition and Anti-Monopoly

According to the Anti-Unfair Competition Law of the PRC, which was adopted by the Standing Committee of the National People’s Congress on September 2, 1993, became effective as of December 1, 1993, and last amended on April 23, 2019, unfair competition refers to that the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the Anti-unfair Competition Law in the production and operating activities. Pursuant to the Anti-unfair Competition Law, operators shall abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions. Operators in violation of the Anti-unfair Competition Law shall bear corresponding civil, administrative or criminal liabilities depending on the specific circumstances.

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

In November 2022, the SAMR issued the Anti-Unfair Competition Law of the PRC (Draft Revisions for Comments). The draft’s provisions include, but are not limited to, improving the anti-unfair competition rules of the digital economy, regulating and controlling behaviors that disrupt the order of competition in the development of new economies, new formats and new models, improving commercial confusion clauses and false publicity clauses, setting corresponding penalties for new illegal acts such as harming fair trade, carrying out malicious transactions, and new types of online unfair competition, and adjusting the penalty amount for illegal acts. As of the date of this annual report, such draft has not been formally adopted.

The Anti-monopoly Law of the PRC promulgated by the Standing Committee of the National People’s Congress, which became effective on August 1, 2008 and latest amended on June 24, 2022, and the Provisions of the State Council on the Thresholds for Declaring Concentration of Business Operators, promulgated by the State Council on August 3, 2008 and last amended on January 22, 2024, require that where a concentration reaches one of the following thresholds, a declaration must be lodged in advance with the anti-monopoly law enforcement agency under the State Council, or otherwise the concentration shall not be implemented: (i) during the previous fiscal year, the total global turnover of all undertakings participating in the concentration exceeded RMB12 billion, and at least two of these undertakings each had a turnover of more than RMB800 million within China; or (ii) during the previous fiscal year, the total turnover within China of all the undertakings participating in the concentration exceeded RMB4 billion, and at least two of these undertakings each had a turnover of more than RMB800 million within China. Where a concentration of business operators does not satisfy the threshold for declaration as prescribed, but there is evidence proving that the concentration has or may have the effect of eliminating or restricting competition, the anti-monopoly law enforcement authorities of the State Council may request the business operators to declare the concentration. On June 24, 2022, the Standing Committee of the National People’s Congress adopted the amendment on Anti-monopoly Law, which introduced a “safe harbor” for anti-competitive agreements that have a market share lower than a specific threshold to be set by SAMR, granted SAMR the power to suspend the review period in merger investigations under specified circumstances, allowed public prosecutors to bring a civil public interest lawsuit based on monopolistic behaviors, and significantly increased the penalties for violation of anti-monopoly law. This amendment emphasized the enforcement of anti-monopoly laws in internet, finance and other key industries.

On March 10, 2023, the SAMR issued the Provisions on Examination and Approval of Concentration of Business Operators, which became effective on April 15, 2023. According to these provisions, concentration refers to (i) a merger of undertakings; (ii) acquiring control over other undertakings by virtue of acquiring equities or assets; or (iii) acquisition of control over, or being able to exercise decisive influence on, an undertaking by contract or by any other means.

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

Regulations Related to Labor and Social Security

According to the Labor Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, came into effect on January 1, 1995, and was last amended on December 29, 2018, the Labor Contract Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on June 29, 2007, came into effect on January 1, 2008, and was amended on December 28, 2012, and came into effect on July 1, 2013, and the Implementation Regulations on Labor Contract Law of the PRC, which was promulgated and came into effect on September 18, 2008, by the State Council, labor contracts in written form shall be executed to establish labor relationships between employers and employees. In addition, wages cannot be lower than local minimum wage. The employers must establish a system for labor safety and sanitation, strictly abide by State rules and standards, provide education regarding labor safety and sanitation to its employees, provide employees with labor safety and sanitation conditions and necessary protection materials in compliance with State rules and carry out regular health examinations for employees engaged in work involving occupational hazards.

The PRC Law on the Protection of Rights and Interests of Women was promulgated by the Standing Committee of the National People’s Congress in April 1992, which was last amended on October 30, 2022 and the amendment took effect on January 1, 2023. Pursuant to the law, women enjoy the same labor and social security rights as men do; equal pay for equal work shall be applied to men and women alike; and women shall be equal with men in the enjoyment of welfare benefits. An employer shall, according to the characteristics of women, protect the safety and health of women during work and labor service and their right of rest according to the law.

According to the Social Insurance Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on October 28, 2010, came into effect on July 1, 2011, and was amended on December 29, 2018, the Provisional Regulations on the Collection and Payment of Social Insurance Premium, which was promulgated by the State Council on January 22, 1999, and amended on March 24, 2019, and the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Council on April 3, 1999, came into effective on the same date and was last amended on March 24, 2019, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity insurance and to housing provident funds. Any employer who fails to contribute may be fined and ordered to make up for the deficit within a stipulated time limit.

Regulations Related to Taxation

Enterprise Income Tax

According to the Enterprise Income Tax Law, which was promulgated on March 16, 2007, came into effect on January 1, 2008, and last amended on December 29, 2018, and the Implementation Regulations on the Enterprise Income Tax Law, which was promulgated by the State Council on December 6, 2007, came into effect on January 1, 2008, amended by the State Council on April 23, 2019, and came into effect on the same date, a uniform income tax rate of 25% will be applied to resident enterprises and non-resident enterprises that have established production and operation facilities in China. Besides enterprises established within the PRC, enterprises established in accordance with the laws of other judicial districts whose “de facto management bodies” are within the PRC are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. A non-resident enterprise refers to an entity established under foreign law whose “de facto management bodies” are not within the PRC but which have an establishment or place of business in the PRC, or which do not have an establishment or place of business in the PRC but have income sourced within the PRC. An income tax rate of 10% will normally be applicable to dividends declared to or any other gains realized on the transfer of shares by non-PRC resident enterprise investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

According to the Arrangement for the Avoidance of Double Taxation and Tax Evasion between the mainland of China and Hong Kong entered into between the mainland of China and the HKSAR on August 21, 2006, if the non-PRC parent company of a PRC enterprise is a Hong Kong resident which directly owns 25% or more of the equity interest of the PRC foreign-invested enterprise which pays the dividends and interests, the 10% withholding tax rate applicable under the Enterprise Income Tax Law may be lowered to 5% for dividends and 7% for interest payments if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws. However, according to the Notice on the Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, which was promulgated by the State Tax Administration on February 20, 2009, and came into effect on the same date, if the relevant PRC tax authorities determine, in their discretion, that a company benefits unjustifiably from such reduced income tax rate due to a transaction or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued by the State Tax Administration on February 3, 2018, and effective on April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner,” and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

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

The State Council approved, and the State Tax Administration and the Ministry of Finance officially launched a pilot value-added tax reform program starting from January 1, 2012, applicable to businesses in selected industries. Businesses in this pilot program would pay value-added tax instead of business tax. This pilot program was initiated in Shanghai, then further applied to 10 additional regions such as Beijing and Guangdong province. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, according to which, all enterprises and individuals engaged in the sale of goods, the provision of processing, repairing and replacement labor services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of value-added tax. The value-added tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the value-added tax rate applicable to the small-scale taxpayers is 3%. According to the Notice of the Ministry of Finance and the State Tax Administration on Adjusting Value-added Tax Rates, issued on April 4, 2018, and became effective on May 1, 2018, the deduction rates of 17% and 11% applicable to the taxpayers who have value-added tax taxable sales activities or imported goods are adjusted to 16% and 10%, respectively. According to the Notice of the Ministry of Finance, the State Tax Administration and the General Administration of Customs on Relevant Policies for Deepening Value Added Tax Reform, issued on March 20, 2019, and became effective on April 1, 2019, the value added tax rate was reduced to 13% and 9%, respectively.

Regulations Related to Foreign Exchange Control

The principal regulations governing foreign currency exchange in China are the Regulation on the Foreign Exchange Control of the PRC, promulgated by the State Council on January 29, 1996, came into effect on April 1, 1996, and last amended on August 5, 2008, and the Regulations on the Administration of Foreign Exchange Settlement, Sale and Payment, promulgated by the People’s Bank of China in June 1996 and came into effect on July 1, 1996, according to which, Renminbi for current account items is freely convertible, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans and investments in securities outside of the PRC, unless the prior approval or record-filing of the SAFE or its local counterpart is obtained.

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

Regulations Related to Dividend Distributions

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in China include the PRC Company Law, last amended in 2023 and to be effective in July 2024 and the Foreign Investment Law. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. A PRC company, including foreign-invested enterprise, is required to set aside as general reserves at least 10% of its after-tax profit, until the cumulative amount of such reserves reaches 50% of its registered capital unless the provisions of laws regarding foreign investment otherwise provided, and shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Related to M&A and Overseas Listings

The M&A Rules was jointly promulgated by six PRC governmental authorities including the Ministry of Commerce, the State Tax Administration, the SAFE, the SAMR, the State-owned Assets Supervision and Administration Commission of the State Council and the CSRC on August 8, 2006 and amended on June 22, 2009. Foreign investors must comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing of the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in mainland China, purchase the assets of a domestic company and operate the asset; or when the foreign investors purchase the assets of a domestic company by agreement, establish a foreign-invested enterprise by injecting such assets, and operate the assets. According to Article 11 of the M&A Rules, where a domestic enterprise, or a domestic natural person, through an overseas company established or controlled by it/him/her, acquires a domestic enterprise which is related to or connected with it/him/her, approval from the Ministry of Commerce is required. The M&A Rules, among other things, further purport to require that an offshore special purpose vehicle, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle acquires shares of or equity interests in the PRC companies in exchange for the shares of offshore companies.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, effective March 31, 2023. On May 26, 2023, the CSRC promulgated another supporting guideline, which came into effect on the same date. These measures establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. Under these measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. The overseas offering or listing shall be considered as an indirect overseas offering and listing by a domestic enterprise, if the issuer meets both of the following conditions: (i) the operating revenue, gross profit, total assets, or net assets of the domestic operating entities in the most recent fiscal year accounts more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) the business operation is mainly carried out in the PRC or the main places of business are located in the PRC, or senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC. The determination of an indirect offering and listing will be conducted on a “substance over form” basis.

According to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and the supporting guidelines, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing constitutes endangers to national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy; (iv) if the domestic enterprise is under investigation according to law for suspected crimes or major violations of laws and regulations, but no clear conclusions have been reached; or (v) if there are material ownership disputes over the equity held by the controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller.

The Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and the supporting guidelines require the issuer or its main operational entity in the PRC to: (i) file with the CSRC for its initial public offering or listing within three working days after the submission of listing application documents outside mainland China; (ii) file with the CSRC for its follow-on securities offerings in the same offshore market within three working days after the completion of such offerings; (iii) file with the CSRC for its offerings or listing in offshore stock market other than the stock market of its initial public offering or listing within three working days after the submission of offering application outside mainland China; and (iv) report material events to the CSRC within three working days after the occurrence and announcement of such events, including, among other things, the change of control, investigation or penalties imposed by relevant authorities, the conversion of listing status or the transfer of listing board.

On February 17, 2023, the CSRC held a press conference for the release of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that the domestic companies that have already been listed overseas before March 31, 2023 shall be deemed as the existing applicants who are not required to complete the filing procedures immediately but shall be required to file with the CSRC when subsequent matters such as refinancing are involved. Furthermore, for the overseas listing of companies with VIE contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with these domestic companies which meet their compliance requirements and support their development and growth by enabling them to utilize both markets and their resources. Nevertheless, it does not specify what qualify as a compliant VIE structure and what relevant domestic laws and regulations are required to be complied with.

Violation of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies may result in (i) an order requiring the associated mainland China enterprise to correct the violations, a warning and a fine of RMB1 million to RMB10 million imposed on this entity; (ii) a warning and a fine of RMB500,000 to RMB5,000,000 imposed on the directly responsible supervisors and other directly responsible person(s); and (iii) if the controlling shareholder or the actual controller of the associated mainland China enterprise organized or incited the violations, such person may face a fine of RMB1 million to RMB10 million, and the directly responsible supervisors and other directly responsible person(s) may face a fine of RMB500,000 to RMB5,000,000.

On February 24, 2023, the CSRC and other relevant government authorities promulgated the Provision on Confidentiality of Overseas Securities Issuance and Listing which became effective on March 31, 2023. Pursuant to the Provision on Confidentiality of Overseas Securities Issuance and Listing, where a domestic enterprise provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing subjects, documents and materials involving state secrets and working secrets of state organs, it shall report the same to the competent department with the examination and approval authority for approval in accordance with the law, and submit the same to the secrecy administration department of the same level for filing. Domestic enterprises providing accounting archives or copies thereof to entities and individuals concerned such as securities companies, securities service institutions and overseas regulatory authorities shall perform the corresponding procedures pursuant to the relevant provisions of the State. The working papers formed within the territory of the PRC by the securities companies and securities service institutions that provide corresponding services for the overseas issuance and listing of domestic enterprises shall be kept within the territory of the PRC, and those that need to leave the PRC shall go through the examination and approval formalities in accordance with the relevant provisions of the State.

C. Organizational Structure

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and the Consolidated Affiliated Entities as of the date of this annual report:

Notes:

(1)	Mr. Rui Chen holds 100% equity interests in Shanghai Kuanyu. He is also the chairman of our board of directors and our chief executive officer.
(2)	Shanghai Kuanyu has three subsidiaries.
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

(4)	Hode Information Technology has 26 subsidiaries.
(5)

Mr. Rui Chen, Ms. Ni Li, Mr. Yi Xu, Mr. Xujun Chai, Shanghai Kuanyu and Hode Information Technology hold 31.2%, 6.8%, 9.5%, 5.1%, 44.6% and 2.8% equity interests in Chaodian Culture, respectively, as of the date of this annual report.

Contractual Arrangements with the Relevant VIEs and their Respective Individual Shareholders

Reasons for Adopting the Contractual Arrangements

PRC laws and regulations restrict and impose conditions on foreign ownership and investment in certain internet-based businesses.

Certain consolidated affiliated entities with which we have contractual arrangements and their subsidiaries, namely, Shanghai Kuanyu, Hode Information Technology, Shanghai Hehehe Culture Communication Co., Ltd., Sharejoy Network Technology Co., Ltd. and Shanghai Anime Tamashi Cultural Media Co., Ltd., currently operate the following businesses: (i) internet audio-visual program services, (ii) radio and television program production and operation business, and (iii) internet cultural business. PRC laws and regulations prohibit direct foreign investment in operating companies in these sectors. Certain consolidated affiliated entities with which we have contractual arrangements and their subsidiaries, namely, Shanghai Kuanyu, Hode Information Technology, Sharejoy Network Technology Co., Ltd. and Shanghai Hehehe Culture Communication Co., Ltd., currently operate the internet information services. PRC laws and regulations restrict direct foreign investment in operating companies in this sector.

Since foreign investment in these businesses in which the VIEs currently operate are subject to the restrictions under the current PRC laws and regulations, as advised by our PRC counsel, Jingtian & Gongcheng, we determined that it was not viable for our company to hold the consolidated affiliated entities or their subsidiaries that are operating these businesses directly through equity ownership. Instead, we decided that, in line with common practice in industries in the PRC subject to foreign investment restrictions, we would gain effective control over, and have the right to receive all the economic benefits generated by the Relevant Businesses which are currently operated by these entities through contractual arrangements. We believe that these contractual arrangements are fair and reasonable because: (i) they were freely negotiated and entered into by the contracting parties; (ii) by entering into the exclusive business cooperation agreements, the VIEs will enjoy better economic and technical support from us and better market reputation; and (iii) a number of other companies use similar arrangements to accomplish the same purpose.

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

Agreements that provide us effective control over the relevant VIEs

Powers of Attorney

Mr. Rui Chen executed a power of attorney on August 24, 2021, pursuant to which Mr. Rui Chen irrevocably appoints Hode Shanghai or its designated person (including, but not limited to, directors and their successors and liquidators replacing the directors but excluding those non-independent or who may give rise to conflict of interests) as his attorney-in-fact to exercise such shareholder’s rights in Shanghai Kuanyu, including, without limitation, to, the rights to (i) convene and participate in shareholders’ meeting pursuant to the articles of Shanghai Kuanyu in the capacity of a proxy of Mr. Rui Chen; (ii) exercise the voting rights pursuant to the relevant PRC laws and regulations and the articles of Shanghai Kuanyu, on behalf of Mr. Rui Chen, and adopt resolutions, on matters to be discussed and resolved at shareholders’ meetings and the appointment and election of directors of Shanghai Kuanyu, and manage the company and exercise the rights of Mr. Rui Chen in the event of liquidation of Shanghai Kuanyu; (iii) sign or submit any required document to any company registry or other authorities in the capacity of a proxy of Mr. Rui Chen; and (iv) to nominate, elect, designate or appoint and remove the legal representative, directors, supervisors and other senior officers of Shanghai Kuanyu pursuant to the articles of association of Shanghai Kuanyu; (v) to raise lawsuits or other legal proceedings against the directors, supervisors and senior officers of Shanghai Kuanyu when their behaviors harm the interest of its shareholders; (vi) to sign and execute any related documents including, but not limited to, share transfer agreement, asset transfer agreement and board resolutions when Mr. Rui Chen exercises his right to transfer his equity in Shanghai Kuanyu in accordance with exclusive option agreement; and (vii) to instruct the directors and senior officers to act in accordance with our attention.

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

Pursuant to the exclusive business cooperation agreement, the service fee shall be equivalent to the total consolidated net profit of Shanghai Kuanyu of each financial year, after offsetting the prior-year loss (if any), costs, expenses, taxes and other statutory contributions incurred in the corresponding financial year. Notwithstanding the foregoing, Hode Shanghai shall have the right to adjust the level of the service fee based on the (a) the complexity of the services provided; (b) the time required for providing the services; (c) the content and commercial value of the services provided; and (d) the market price of the same type of services. Shanghai Kuanyu has agreed to pay the service fee to the bank account designated by Hode Shanghai within five (5) business days after Hode Shanghai issues the payment notice, as amended by Hode Shanghai from time to time. In addition, pursuant to the exclusive business cooperation agreement, without the prior written approval from Hode Shanghai, Shanghai Kuanyu shall not, and/or shall procure its consolidated affiliated entities not to, enter into any transactions (save as those transactions entered into in the ordinary course of business) that may materially affect its assets, obligations, rights or operation, including but not limited to:

•

the sale, transfer, mortgage or otherwise dispose of any assets (except for those of value less than RMB1 million in the ordinary course of business of the consolidated affiliated entities), business, management right or beneficial interest of income or create any security interest on any assets, including, but not limited to, any mortgage, pledge, share options or other guarantee arrangements;

•	the provision of any guarantee or any fees to third parties or the occurrence of any indebtedness (except for those reasonable costs incurred in the ordinary course of business);

•

the entering into of any material contracts (except for those where contract amount is less than RMB1 million and those which are entered into within the ordinary course of business of the consolidated affiliated entities between Shanghai Kuanyu and Hode Shanghai and its related parties);

•	any merger, acquisition, restructuring or liquidation; and

•	cause any conflict of interest between Shanghai Kuanyu and Hode Shanghai as well as its shareholders.

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

Pursuant to the exclusive option agreement, Mr. Rui Chen and Shanghai Kuanyu have undertaken to perform certain acts or refrain from performing certain other acts unless they have obtained prior approval from Hode Shanghai, including, but not limited to, the following matters:

•

Shanghai Kuanyu shall not in any manner supplement, change or alter its constitutional documents or increase or decrease its registered capital or change the structure of its registered capital in other manner;

•	Shanghai Kuanyu shall prudently and effectively operate its business and transactions in accordance with the good financial and business standards;

•

Shanghai Kuanyu shall not sell, transfer, mortgage or otherwise dispose of any assets, business, legal or beneficial interest of its income or allow any guarantee or security to be created on its assets except for those of value less than RMB 1 million required for normal business operations;

•

Shanghai Kuanyu shall not incur, inherit, guarantee or allow any indebtedness other than those having been disclosed to and consented by Hode Shanghai in writing or those made during the ordinary course of its business;

•

Shanghai Kuanyu shall not enter into any material contracts with an amount more than RMB1 million without Hode Shanghai’s prior written consent, except the contracts executed in the ordinary course of business or contracts entered between Shanghai Kuanyu and Bilibili (or any of its subsidiaries);

•	Shanghai Kuanyu shall operate its business in order to maintain its asset value or not allow any acts or omission which adversely affects its business or assets value;

•	Shanghai Kuanyu shall immediately inform Hode Shanghai if its assets or business involved in any disputes, litigations, arbitrations or administrative proceedings;

•

Shanghai Kuanyu shall not distribute any dividend to its shareholder without Hode Shanghai’s written consent. To the extent permitted under the relevant PRC laws and regulations, Mr. Rui Chen shall inform and transfer all distributable receivable by him to Hode Shanghai as soon as possible after receiving such interests;

•	Shanghai Kuanyu and its affiliates shall provide its operation and financial information to Hode Shanghai or its designated person upon Hode Shanghai’s request;

•

Shanghai Kuanyu shall not separate, or merge, or enter into joint operation agreements with other entities, or acquire or be acquired by other entities, or invest in any entities without Hode Shanghai’s written consent;

•

Shanghai Kuanyu shall sign all necessary and appropriate documents, take all necessary and proper acts, bring up all necessary and proper requests, or raise necessary and proper defenses against claims to maintain Shanghai Kuanyu and its affiliates’ ownership for all the assets;

•

if Mr. Rui Chen or Shanghai Kuanyu fails to perform the tax obligations under applicable laws and results in obstacles for Hode Shanghai to exercise its exclusive option right, Shanghai Kuanyu or Mr. Rui Chen shall pay the taxes or pay the same amount to Hode Shanghai so Hode Shanghai may pay the taxes instead; and

•

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

D. Property, Plants and Equipment

Our headquarter is located at Wujiaochang commercial district in Shanghai. We lease and occupy office buildings with an aggregate floor area of approximately 105,000 square meters. A substantial majority of our employees are based at our headquarters in Shanghai. Our servers and network facilities for internal administrative functions are located at our headquarters. We have sales and marketing, and anime production personnel at our regional offices in Beijing and Tokyo. We lease and occupy approximately 4,700 square meters of office space in Beijing, approximately 5,600 square meters of office space in Chengdu and approximately 700 square meters of office space in Tokyo. These leases vary in duration from one to four years.

In 2020, we established an entity together with two entities each controlled by Mr. Rui Chen and Ms. Ni Li, and an independent third party to acquire the land use rights for a parcel of land in Shanghai. We hold 30.01% of the shares of this entity. The total investment for the acquisition of land use rights is approximately RMB9.0 billion. As of the date of this annual report, this entity has obtained the land use rights and we have paid RMB2.8 billion to fund the acquisition of land use rights, including interest-bearing guaranteed loans of RMB1.3 billion in principal. In 2023, this entity repaid RMB636.4 million in principal and RMB60.2 million in interest on the loans. For a detailed description of these loans, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions.” Construction of certain buildings on this parcel of land has commenced and is expected to complete by approximately 2026. We may use space in one of the buildings as our office space following the completion of this construction project.

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

A. Operating Results

Key Factors Affecting Our Results of Operations

User growth and engagement

Our ability to grow our user base and maintain and increase user engagement is critical to our success. We have experienced solid user growth in the past two years. The following table sets forth our average DAUs and MAUs for each of the quarters indicated:

	For the Three Months Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
	(In millions)
Average DAUs(1)(3)	79.4	83.5	90.3	92.8	93.7	96.5	102.8	100.1
Average MAUs(2)(3)	293.6	305.7	332.6	326.0	315.2	323.7	340.8	336.0

Note:

(1)	Average DAU is calculated by dividing the sum of DAU during the specified period by the number of days in such period.
(2)	Average MAU is calculated by dividing the sum of MAU during the specified period by the number of months in such period.
(3)

Starting from the second quarter of 2022, we count our active users as the sum of active users on mobile apps and on PC during a given period. We calculate active users on mobile apps based on the number of mobile devices (including smart TV and other smart devices) that have launched our mobile apps during a given period. Active users on PC refer to the sum of valid logged-in users who visit our website at www.bilibili.com on PC and who engage in PC application during a given period, after eliminating duplicates.

Our active users generally view and consume a multitude of content offered on our platform, including videos, live broadcasting, mobile games and other content. The number of our users and the level of their engagement on our platform affect our revenues. We had solid growth in the revenues generated from VAS mainly due to the increasing number of active viewers of our live broadcasting and subscribers of our premium membership program. Our advertising revenue is driven by the size of our user base, the engagement of our users and our brand equity. Mobile game user base growth and engagement are primarily driven by the launch of new games and the release of updates of our existing games.

In 2022, we shifted our user growth focus from MAU growth to DAU growth, as we believe DAU is not only a better measure of the quality and sustainability of our community, but also is directly linked to our commercial prospects. We will continue to implement our strategy to grow our DAU base and increase penetration in Generation Z+ and attract users from wider demographics. We will continue to support our content creators, enrich video content, strengthen our brand recognition and invest in high-quality user growth.

Our provision and commercialization of diversified product and service offerings

Our revenues and results of operations depend on our ability to convert more users to paying users and to increase their spending on our platform, which is driven by our provision of diversified product and service offerings appealing to our users.

The following table sets forth our average monthly paying users, and average monthly revenue per paying user for each of the quarters indicated:

	For the Three Months Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
	(In millions)
Average monthly paying users(1)	27.2	27.5	28.5	28.1	28.5	26.3	28.7	28.3
	(In RMB)
Average monthly revenue per paying user(2)	41.7	38.2	43.1	41.5	38.5	40.4	41.6	45.5

Note:

(1)

Average monthly paying users is calculated by dividing the sum of monthly paying users during the specified period by the number of months in such period. Paying users on our platform refer to users who make payments for various products and services on our platform, including purchases in games and payments for VAS (excluding purchases on our e-commerce platform). A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user and we add the number of paying users of Maoer toward our total paying users without eliminating duplicates. Starting from the second quarter of 2022, we add the number of paying users of smart TVs toward our total paying users without eliminating duplicates.

(2)

Average monthly revenue per paying user is calculated by dividing the sum of revenues from mobile games and VAS during the specified period by the total number of monthly paying users during such period.

We are striving to refine our commercialization avenues without compromising user experience. We will continue our efforts to enrich our content library and product offerings, including PUGV, VAS and mobile games, to convert more users to paying users. We plan to launch more high-quality games to satisfy our users’ evolving needs. We will also continue to develop our VAS to increase the number of our paying users. In addition, we expect to see increased revenues from advertising, as advertisers across different industries are turning to Bilibili to tap into the coveted Generation Z+ demographic in China. Our revenue growth will be affected by our ability to effectively execute our commercialization strategies and expand our paying user base.

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

Our ability to manage our costs and expenses

Our results of operations depend on our ability to manage our costs and expenses. Our cost of revenues consists primarily of revenue-sharing costs, content costs, server and bandwidth service costs, staff costs and IP derivatives and other costs. We expect our revenue-sharing costs to increase in absolute amount due to our business expansion in VAS, advertising and mobile games. We are disciplined about our costs and operating expenses and we will continue to undertake measures to operate more efficiently, including by optimizing resource utilization efficiency to save our server and bandwidth cost and by controlling our content investment and staff cost. In addition, we will reduce our sales and marketing expense, streamline our personnel and improve our research and development efficiency. We will adopt a more selective approach to content investment, even though our content costs may still increase in absolute amount as we continue to produce and procure high quality content for our users.

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

Key Components of Results of Operations

Net revenues

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
VAS	6,934,886	35.8%	8,715,170	39.8%	9,910,080	1,395,806	44.0%
Advertising	4,523,421	23.3%	5,066,212	23.1%	6,412,040	903,117	28.5%
Mobile games	5,090,926	26.3%	5,021,290	22.9%	4,021,137	566,365	17.8%
IP derivatives and others (formerly known as E-commerce and others)	2,834,451	14.6%	3,096,495	14.2%	2,184,730	307,713	9.7%

Total net revenues	19,383,684	100.0%	21,899,167	100.0%	22,527,987	3,173,001	100.0%

VAS. We primarily generate VAS revenues from (i) sales of in-channel virtual items for use in our live broadcasting so that users can send them to hosts to show their support, which comprise either consumable items, such as gifts and items that create special visual effects, or time-based items, such as privileges and titles, and (ii) subscription fees of our premium membership program, which offers paying members benefits including exclusive or advance access to certain high-quality OGV content. Meanwhile, we also generate revenues from other VAS including sales of paid content and virtual items on our video, audio and comic platforms. We expect revenues from VAS to continue to grow in the foreseeable future, driven by the further expansion of our live broadcasting content.

Advertising. We generate advertising revenues primarily from brand, performance-based, and native advertisements. Brand advertisements primarily appear on the app opening page, the top banner, the website home page banner and the inline video feed alongside organic feeds. Brand advertisements can also be customized according to advertisers’ needs and appear in Bilibili-produced OGV or events. Performance-based advertisements appear in various formats, such as video or picture feeds alongside organic feeds, a banner underneath the video-playing frame, a link, banner or pop-up in the Story Mode, and a link in the comment section appearing below our videos. Native advertisings are customized according to advertisers’ needs, produced by our content creators and embedded naturally in their video creations. We expect our advertising revenues to increase in the foreseeable future as we continue to integrate advertising products into our content ecosystem, improve our advertising infrastructure, and attract more advertisers by optimizing advertising procurement processes.

Mobile games. We primarily offer exclusively distributed mobile games and jointly operated mobile games developed by third-party game developers. For exclusively distributed mobile games, we are responsible for game launch, hosting and maintenance of game servers, game promotions and customer services. We also develop localized versions for games licensed from overseas developers. For jointly operated mobile game services, we provide our mobile game platform for mobile games developed by third-party developers. We earn game distribution service revenue within the applicable contract periods by providing payment solutions and game promotion services, while game developers are responsible for providing game products, hosting and maintaining game servers and determining the pricing of in-game virtual items. As of December 31, 2023, we operated multiple exclusively distributed mobile games and hundreds of jointly operated mobile games. Our revenues from mobile games depend on the number of paying users, and ultimately are determined by our ability to develop, select, procure and offer engaging games tailored to our platform and our user preferences. We expect revenues from mobile games to fluctuate but remain as an important stream of revenues. At the same time, we expect greater contribution by revenues from other streams of business as we take initiatives to grow our other revenue streams.

IP derivatives and others (formerly known as E-commerce and others). Our IP derivatives and others (formerly known as E-commerce and others) primarily consist of sales of derivative merchandise of ACG IPs on our e-commerce platform and e-sports copyright sub-licensing. We expect revenues from IP derivatives and others to fluctuate in the foreseeable future but remain as a meaningful stream of revenues.

Cost of revenues

The following table sets forth the components of our cost of revenues by amounts and percentages of cost of revenues for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Revenue-sharing costs	7,733,330	50.4%	9,115,351	50.5%	9,507,483	1,339,101	55.6%
Content costs	2,694,839	17.6%	3,496,871	19.4%	3,195,620	450,094	18.7%
Server and bandwidth costs	1,565,923	10.2%	1,752,878	9.7%	1,477,116	208,047	8.7%
IP derivatives and others (formerly known as E-commerce and others)	3,346,445	21.8%	3,684,772	20.4%	2,905,903	409,288	17.0%

Total cost of revenues	15,340,537	100.0%	18,049,872	100.0%	17,086,122	2,406,530	100.0%

Revenue-sharing costs consist of fees paid to game developers, distribution channels (app stores) and payment channels, and fees we share with hosts of our live broadcasting and content creators in accordance with our revenue-sharing arrangements. Content costs mainly consist of amortized costs of purchased licensed content from copyright owners or content distributors and our production costs. Server and bandwidth costs are the fees we pay to telecommunication carriers and other service providers for telecommunication services, hosting our servers at their internet data centers, and providing content delivery network and application services. IP derivatives and others (formerly known as E-commerce and others) consist of cost of goods sold associated with our e-commerce business, staff cost, depreciation and others.

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of operating expenses for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	5,794,853	55.3%	4,920,745	40.3%	3,916,150	551,578	37.3%
General and administrative expenses	1,837,506	17.6%	2,521,134	20.7%	2,122,432	298,938	20.2%
Research and development expenses	2,839,862	27.1%	4,765,360	39.0%	4,467,470	629,230	42.5%

Total operating expenses	10,472,221	100.0%	12,207,239	100.0%	10,506,052	1,479,746	100.0%

Sales and marketing expenses. Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and other compensation-related expenses for our sales and marketing personnel. We will keep implementing our cost control strategy to further decrease our sales and marketing expenses, including to rationalize our promotion expense and improve our expense efficiency.

General and administrative expenses. General and administrative expenses consist primarily of salaries and other compensation-related expenses for our general and administrative personnel, professional fees, severance cost, rental expenses and allowance for expected credit losses. We will keep implementing our cost control strategy, including to optimize our headcount and control our staff costs, to improve our expense efficiency.

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
			(in thousands, except for percentages)
Net revenues	19,383,684	100%	21,899,167	100%	22,527,987	3,173,001	100%
Cost of revenues(1)	(15,340,537)	(79.1)%	(18,049,872)	(82.4)%	(17,086,122)	(2,406,530)	(75.8)%

Gross profit	4,043,147	20.9%	3,849,295	17.6%	5,441,865	766,471	24.2%
Operating expenses:
Sales and marketing expenses(1)	(5,794,853)	(29.9)%	(4,920,745)	(22.5)%	(3,916,150)	(551,578)	(17.4)%
General and administrative expenses(1)	(1,837,506)	(9.5)%	(2,521,134)	(11.5)%	(2,122,432)	(298,938)	(9.4)%
Research and development expenses(1)	(2,839,862)	(14.7)%	(4,765,360)	(21.7)%	(4,467,470)	(629,230)	(19.9)%

Total operating expenses	(10,472,221)	(54.1)%	(12,207,239)	(55.7)%	(10,506,052)	(1,479,746)	(46.7)%

Loss from operations	(6,429,074)	(33.2)%	(8,357,944)	(38.1)%	(5,064,187)	(713,275)	(22.5)%
Other expenses:
Investment loss, net (including impairments)	(194,183)	(1.0)%	(532,485)	(2.4)%	(435,644)	(61,359)	(1.9)%
Interest income	70,367	0.4%	281,051	1.3%	542,472	76,406	2.4%
Interest expense	(155,467)	(0.8)%	(250,923)	(1.1)%	(164,927)	(23,229)	(0.7)%
Exchange losses	(15,504)	(0.1)%	(19,745)	(0.1)%	(35,575)	(5,011)	(0.2)%
Debt extinguishment gain	—	—	1,318,594	6.0%	292,213	41,157	1.3%
Others, net	10,411	0.1%	157,944	0.7%	132,640	18,682	0.6%

Loss before income tax expenses	(6,713,450)	(34.6)%	(7,403,508)	(33.7)%	(4,733,008)	(666,629)	(21.0)%
Income tax	(95,289)	(0.5)%	(104,145)	(0.5)%	(78,705)	(11,085)	(0.4)%

Net loss	(6,808,739)	(35.1)%	(7,507,653)	(34.2)%	(4,811,713)	(677,714)	(21.4)%

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
		(In thousands)
Cost of revenues	76,232	69,096	63,724	8,975
Sales and marketing expenses	53,452	59,041	56,649	7,979
General and administrative expenses	553,526	554,976	596,950	84,079
Research and development expenses	316,607	357,570	415,321	58,497

Total	999,817	1,040,683	1,132,644	159,530

Year ended December 31, 2023 compared to year ended December 31, 2022

Net revenues

Our net revenues increased by 2.9% from RMB21.9 billion in 2022 to RMB22.5 billion (US$3.2 billion) in 2023.

VAS. Our net revenues from VAS increased by 13.7% from RMB8,715.2 million in 2022 to RMB9,910.1 million (US$1,395.8 million) in 2023, mainly attributable to an increase in revenues from live broadcasting and other value-added services.

Advertising. Our net revenues from advertising increased by 26.6% from RMB5,066.2 million in 2022 to RMB6,412.0 million (US$903.1 million) in 2023, mainly attributable to our improved advertising product offerings and enhanced advertising efficiency.

Mobile games. Our net revenues from mobile games decreased by 19.9% from RMB5,021.3 million in 2022 to RMB4,021.1 million (US$566.4 million) in 2023. The decrease was mainly attributable to fewer new game launches as well as lower revenue contributions from certain existing games, while revenues from top-performing legacy games, like Azur Lane and Fate/Grand Order, remained relatively stable in 2023.

IP derivatives and others (formerly known as E-commerce and others). Our net revenues from IP derivatives and others decreased by 29.4% from RMB3,096.5 million in 2022 to RMB2,184.7 million (US$307.7 million) in 2023, mainly attributable to a decrease in revenues from e-sports copyright sublicensing and IP derivatives sales.

Cost of revenues

Our cost of revenues decreased by 5.3% from RMB18,049.9 million in 2022 to RMB17,086.1 million (US$2,406.5 million) in 2023. The decrease was mainly attributable to lower server and bandwidth costs, staff costs, content costs and others’ costs led by effective cost control measures.

Revenue-sharing costs increased by 4.3% from RMB9,115.3 million in 2022 to RMB9,507.5 million (US$1,339.1 million) in 2023, primarily due to an increase in payments made to hosts of live broadcasting programs and content creators on our platform and an increase in payments made to distribution channels.

Content costs decreased by 8.6% from RMB3,496.9 million in 2022 to RMB3,195.6 million (US$450.1 million) in 2023, as we continued to implement a more selective strategy in content investment while maintaining the quality of content provided to our users.

Server and bandwidth costs decreased by 15.7% from RMB1,752.9 million in 2022 to RMB1,477.1 million (US$208.0 million) in 2023, primarily due to improvement in resource utilization efficiency.

IP derivatives and others (formerly known as E-commerce and others) decreased by 21.1% from RMB3,684.8 million in 2022 to RMB2,905.9 million (US$409.3 million) in 2023, primarily due to a decrease in cost of goods sold associated with our IP derivatives business.

Gross profit

As a result of the foregoing, we had gross profit of RMB5,441.9 million (US$766.5 million) in 2023, compared to gross profit of RMB3,849.3 million in 2022.

Operating expenses

Our total operating expenses decreased by 13.9% from RMB12,207.2 million in 2022 to RMB10,506.1 million (US$1,479.7 million) in 2023, primarily as a result of our reduced costs related to platform operations, as we enhanced our monetization efficiency.

Sales and marketing expenses.

Our sales and marketing expenses decreased by 20.4% from RMB4,920.7 million in 2022 to RMB3,916.2 million (US$551.6 million) in 2023. The decreased was primarily attributable to reduced promotional spending related to user acquisition in 2023.

General and administrative expenses.

Our general and administrative expenses decreased by 15.8% from RMB2,521.1 million in 2022 to RMB2,122.4 million (US$298.9 million) in 2023. The decreased was primarily attributable to the decrease in headcount of general and administrative personnel and allowance for expected credit loss in 2023.

Research and development expenses.

Our research and development expenses decreased by 6.3% from RMB4,765.4 million in 2022 to RMB4,467.5 million (US$629.2 million) in 2023. The decrease was mainly attributable to a decrease in headcount of research and development personnel and fewer expenses associated with the termination of certain games projects in 2023.

Loss from operations

As a result of the foregoing, we incurred loss from operations of RMB5,064.2 million (US$713.3 million) in 2023, compared to loss from operations of RMB8,357.9 million in 2022.

Other income/(expenses)

Investment loss, net (including impairments). Net investment loss, net (including impairments) primarily includes return earned on financial products issued by banks and other financial institutions and the fair value change of investments. We had net investment loss of RMB532.5 million and RMB435.6 million (US$61.4 million) in 2022 and 2023, respectively. The decrease in loss was primarily due to less impairment charges for long-term investments in 2023.

Interest income. Interest income primarily represents interest earned on cash and cash equivalents and time deposits. We had interest income of RMB281.1 million and RMB542.5 million (US$76.4 million) in 2022 and 2023, respectively. The increase was primarily driven by the increase in time deposits held in 2023 compared to 2022.

Interest expense. Interest expense primarily represents interest payment and amortized issuance costs related to our convertible senior notes. We had interest expense of RMB250.9 million and RMB164.9 million (US$23.2 million) in 2022 and 2023, respectively. The decrease was primarily attributable to a decrease in interest expense related to our December 2026 Notes, 2027 Notes and April 2026 Notes from RMB192.6 million in 2022 to RMB110.2 million (US$15.5 million) in 2023.

Debt extinguishment gain. Debt extinguishment gain was RMB1,318.6 million and RMB292.2 million (US$41.2 million) in 2022 and 2023, respectively. The decrease was primarily attributable to less gain from the repurchase of convertible senior notes in 2023 compared to 2022.

Income tax

We recorded income tax of RMB78.7 million (US$11.1 million) in 2023, compared to RMB104.1 million in 2022.

Net loss

As a result of the foregoing, we incurred net loss of RMB4,811.7 million (US$677.7 million) in 2023, compared to net loss of RMB7,507.7 million in 2022.

Year ended December 31, 2022 compared to year ended December 31, 2021

Net revenues

Our net revenues increased by 13.0% from RMB19.4 billion in 2021 to RMB21.9 billion in 2022.

Mobile games. Our net revenues from mobile games decreased by 1.4% from RMB5,090.9 million in 2021 to RMB5,021.3 million in 2022, primarily due to the lack of popular new exclusively distributed game releases in 2022.

VAS. Our net revenues from VAS increased by 25.7% from RMB6,934.9 million in 2021 to RMB8,715.2 million in 2022, mainly attributable to our enhanced monetization efforts, led by increases in the number of paying users for our value-added services including live broadcasting services, premium membership program and other value-added services.

Advertising. Our net revenues from advertising increased by 12.0% from RMB4,523.4 million in 2021 to RMB5,066.2 million in 2022. This increase was primarily attributable to further recognition of Bilibili’s brand name in China’s online advertising market, as well as our improved advertising efficiency.

E-commerce and Others. We had RMB2,834.5 million and RMB3,096.5 million of e-commerce and other net revenues in 2021 and 2022, respectively. The increase was mainly attributable to increased revenue from e-sports copyright sub-licensing.

Cost of revenues

Our cost of revenues increased by 17.7% from RMB15,340.5 million in 2021 to RMB18,049.9 million in 2022. The increase was mainly due to higher revenue-sharing costs and content costs.

Revenue-sharing costs increased by 17.9% from RMB7,733.3 million in 2021 to RMB9,115.3 million in 2022, primarily due to an increase in payments made to developers of exclusively distributed games, an increase in payments made to hosts of live broadcasting programs and content creators on our platform, and an increase in payments made to distribution channels.

Content costs increased by 29.8% from RMB2,694.8 million in 2021 to RMB3,496.9 million in 2022, as we continued to expand and diversify our content offerings. We self-produced and procured selected anime, documentaries, TV shows, movies and variety shows to enrich our content library. Our investment in content costs has contributed to the growth in our user base and the number of average monthly paying users for VAS.

Server and bandwidth costs increased by 11.9% from RMB1,565.9 million in 2021 to RMB1,752.9 million in 2022, primarily due to an increase in server and bandwidth capacity to keep pace with the expansion of our user base and the increase in active users, so as to support a massive and continuously increasing volume of data generated and video views on our platform every day.

E-commerce and others increased by 10.1% from RMB3,346.4 million in 2021 to RMB3,684.8 million in 2022, primarily due to an increase in cost of goods sold associated with our e-commerce business.

Gross profit

As a result of the foregoing, we had gross profit of RMB3,849.3 million in 2022, compared to gross profit of RMB4,043.1 million in 2021.

Operating expenses

Our total operating expenses increased by 16.6% from RMB10,472.2 million in 2021 to RMB12,207.2 million in 2022, as general and administrative expenses and research and development expenses both increased due to severance cost related to organization optimization and termination expenses of certain game projects, partially offset by the decrease in the sales and marketing expenses.

Sales and marketing expenses.

Our sales and marketing expenses decreased by 15.1% from RMB5,794.9 million in 2021 to RMB4,920.7 million in 2022. The decrease was primarily attributable to reduced promotional spending.

General and administrative expenses.

Our general and administrative expenses increased by 37.2% from RMB1,837.5 million in 2021 to RMB2,521.1 million in 2022. The increase was primarily due to severance cost of RMB341.4 million related to organization optimization in 2022.

Research and development expenses.

Our research and development expenses increased by 67.8% from RMB2,839.9 million in 2021 to RMB4,765.4 million in 2022, primarily due to expenses of RMB525.8 million associated with the termination of certain game projects, increases in headcount in research and development personnel and increased depreciation expenses of servers and equipment.

Loss from operations

As a result of the foregoing, we incurred loss from operations of RMB8,357.9 million in 2022, compared to loss from operations of RMB6,429.1 million in 2021.

Other income/(expenses)

Investment income/(loss), net (including impairments). Net investment income/(loss), net (including impairments) primarily includes return earned on financial products issued by banks and other financial institutions, return from investments in money market funds, and the fair value change of investments. We had net investment loss of RMB194.2 million and RMB532.5 million in 2021 and 2022, respectively. The increase in loss was primarily due to the loss of RMB465.6 million related to impairment charges for long-term investments.

Interest income. Interest income primarily represents interest earned on cash and cash equivalents and time deposits. We had interest income of RMB70.4 million and RMB281.1 million in 2021 and 2022, respectively. The increase was primarily driven by more time deposits purchased in 2022 compared to 2021.

Interest expense. Interest expense primarily represents interest payment and amortized issuance costs related to long-term debt. We had interest expense of RMB155.5 million and RMB250.9 million in 2021 and 2022, respectively, primarily attributable to interest expenses of RMB192.6 million related to our December 2026 Notes, 2027 Notes and April 2026 Notes.

Debt extinguishment gain. Debt extinguishment gain was nil and RMB1,318.6 million in 2021 and 2022, respectively. The increase was primarily attributable to gains resulted from the repurchase of convertible senior notes in 2022.

Income tax

We recorded income tax of RMB104.1 million in 2022, compared to RMB95.3 million in 2021.

Net loss

As a result of the foregoing, we incurred net loss of RMB7,507.7 million in 2022, compared to net loss of RMB6,808.7 million in 2021.

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

Hong Kong

The majority of our subsidiaries incorporated in Hong Kong, such as Hode HK and Bilibili HK Limited, are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. The first HK$2 million of profits earned by one of our subsidiaries incorporated in Hong Kong could be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax.

PRC

Our PRC subsidiaries are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Effective from January 1, 2008, the statutory corporate income tax rate is 25%, except for certain entities eligible for preferential tax rates.

For example, Hode Information Technology has qualified as a High and New Technology Enterprise, which allowed it to enjoy a 15% preferential enterprise income tax rate for three years from 2023 to 2025. Shanghai Bilibili Technology Co., Ltd. has previously qualified as a High and New Technology Enterprise, which allowed it to enjoy a 15% preferential enterprise income tax rate for three years starting from 2021 to 2023, and plans to renew its qualification as a High and New Technology Enterprise in 2024.

Our other major PRC subsidiaries are subject to enterprise income tax on their taxable income in mainland China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to value-added tax mainly at a rate of 6% for services rendered and value-added tax mainly at a rate of 13% for goods sold, although the rate varies depending on their categories in different periods. We are subject to surcharges on value-added tax payments in accordance with PRC law. Our advertising and marketing revenues (valued-added tax included) are subject to culture business construction fee at a rate of 1.5% since July 1, 2019, valid until December 31, 2024, and were exempted in fiscal year of 2021 as part of the measures taken by the government to ease the negative impact from COVID-19 pandemic.

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

If Bilibili, a holding company in the Cayman Islands or any of its subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Cash Flows Data:
Net cash (used in)/provided by operating activities	(2,647,008)	(3,911,370)	266,622	37,553
Net cash (used in)/provided by investing activities	(24,578,111)	10,609,218	1,762,148	248,193
Net cash provided by/(used in) financing activities	30,389,152	(4,354,919)	(5,074,685)	(714,754)
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies	(319,034)	321,350	100,349	14,134

Net increase/(decrease) in cash, cash equivalents and restricted cash	2,844,999	2,664,279	(2,945,566)	(414,874)
Cash, cash equivalents and restricted cash at beginning of the year	4,678,109	7,523,108	10,187,387	1,434,863

Cash, cash equivalents and restricted cash at end of the year	7,523,108	10,187,387	7,241,821	1,019,989

As of December 31, 2021, 2022 and 2023, our cash, cash equivalents and restricted cash were RMB7,523.1 million, RMB10,187.4 and RMB7,241.8 million (US$1,020.0 million), respectively. Our cash and cash equivalents primarily consist of cash on hand, demand deposits placed with large reputable banks in the United States and China, and highly liquid investments that are readily convertible to known amounts of cash and with original terms of three months or less. We entered into several one-year revolving loan facilities provided by certain financial institutions with an aggregate principal amount of RMB1,200 million (US$169.4 million) as of December 31, 2023. We have utilized RMB650.0 million (US$91.8 million) from such facilities as of December 31, 2023.

Our principal sources of liquidity have been the proceeds we received from our public offerings of ordinary shares, offerings of convertible senior notes and other financing activities in the past three years.

•

In March and April 2021, in connection with our Hong Kong secondary listing, we issued 28,750,000 Class Z ordinary shares (including an aggregate of 3,750,000 Class Z ordinary shares in April 2021 to cover over-allotments), consisting of an international offering of 28,000,000 Class Z ordinary shares and a Hong Kong public offering of 750,000 Class Z ordinary shares. We raised approximately HK$22.9 billion from the global offering, after deducting underwriting expenses and other offering expenses.

•	In November 2021, we issued the December 2026 Notes, from which we raised US$1,576.6 million after deducting commissions and offering expenses.

•

In January 2023, we completed the offering of 15,344,000 ADSs at US$26.65 per ADS. The amount of net proceeds from this offering (after deducting all applicable costs and expenses including but not limited to selling commission) is approximately US$396.9 million (RMB2,689.4 million). Shortly thereafter, we completed the repurchase of an aggregate principal amount of US$384.8 million (RMB2.6 billion) of our December 2026 Notes with an aggregate purchase price of US$331.2 million (RMB2.2 billion), which was funded by the net proceeds from this ADS offering. We have used the remaining proceeds of this ADS offering in the amount of US$68.8 million to replenish our cash reserve.

As of December 31, 2023, an aggregate principal amount of US$429.3 million, US$0.1 million and US$432.4 million of our April 2026 Notes, 2027 Notes, and December 2026 Notes, respectively, remained outstanding.

As of the date of this annual report, holders of the Bilibili Convertible Senior Notes have the right to require us to repurchase their notes on April 1, 2024, in the case of the April 2026 Notes, June 15, 2025, in the case of the 2027 Notes, and December 1, 2024, in the case of the December 2026 Notes.

In addition, each of the Bilibili Convertible Senior Notes contains similar provisions concerning the holders’ right to require us to repurchase their notes upon the occurrence of a fundamental change, as well as similar provisions regarding our ability to redeem the existing notes in case of certain changes in tax law. The indentures governing the Bilibili Convertible Senior Notes define a “fundamental change” to include, among other things: (i) any person or group gaining control of Bilibili Inc., (ii) any recapitalization, reclassification or change of the ordinary shares or ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets; (iii) the shareholders of Bilibili Inc. approving any plan or proposal for the liquidation or dissolution of Bilibili Inc.; (iv) the ADSs (or other common equity or ADSs in respect of common equity underlying the convertible senior notes) ceasing to be listed on any of the New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq Global Market (or any of their respective successors); or (v) any change in or amendment to the laws, regulations and rules of the PRC resulting in our company being legally prohibited from operating substantially all of the business operations conducted by our company unable to continue to derive substantially all of the economic benefits from the business operations conducted by these entities.

If a fundamental change occurs at any time, subject to certain conditions, holders of the Bilibili Convertible Senior Notes may require us to repurchase for cash all or part of their notes in principal amounts of US$1,000 or an integral multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the notes to be repurchased, plus (except in limited circumstances) accrued and unpaid interest to, but excluding, the fundamental change repurchase date. As of December 31, 2023, there was no such event of default or fundamental change.

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

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet the cash requirements to fund our operations and other commitments for at least the next 12 months. However, we may enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of December 31, 2023, 77.4% of our cash and cash equivalents were held in mainland China, including 24.7% of our cash and cash equivalents that were held by the VIEs and denominated in Renminbi. Although we consolidate the results of the VIEs and their subsidiaries, we only have access to the assets or earnings of the VIEs and their subsidiaries through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

In utilizing the proceeds we receive from our financing activities, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in mainland China in offshore transactions. However, most of these uses are subject to PRC regulations.

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

Operating activities

Net cash provided by operating activities in 2023 was RMB266.6 million (US$37.6 million), as compared to net loss of RMB4,811.7 million in the same period. The difference was primarily due to an increase of RMB341.1 million (US$48.0 million) in accrued liabilities and other payables, a decrease of RMB342.5 million (US$48.2 million) in prepayments and other assets and a decrease of RMB185.8 million (US$26.2 million) in other long-term assets, partially offset by an increase of RMB262.2 million (US$36.9 million) in accounts receivable, a decrease of RMB182.2 million (US$25.7 million) in salary and welfare payable and a decrease of RMB141.6 million (US$19.9 million) in other long-term liabilities. The changes in working capital were attributable to our business expansion, particularly, diversification of other value-added services offerings and increased advertising revenues. The principal non-cash items affecting the difference between our net loss and our net cash provided by operating activities in 2023 were RMB2,730.4 million (US$384.6 million) in depreciation and amortization of property and equipment and intangible assets, RMB1,132.6 million (US$159.5 million) in share-based compensation expenses and RMB354.8 million (US$50.0 million) in termination of certain game projects.

Net cash used in operating activities in 2022 was RMB3,911.4 million, as compared to net loss of RMB7,507.7 million in the same period. The difference was primarily due to a decrease of RMB1,026.3 in accrued liabilities and other payables, an increase of RMB444.3 million in other long-term assets and an increase of RMB556.2 million in prepayments and other current assets, partially offset by an increase of RMB396.1 million in salary and welfare payable and an increase of RMB173.9 million in deferred revenue. The changes in working capital were attributable to our business expansion, particularly, diversification of other value-added services offerings and increased advertising revenues. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2022 were RMB3,336.8 million in depreciation and amortization of property and equipment and intangible assets, RMB1,040.7 million in share-based compensation expenses and RMB525.8 million in termination of certain game projects.

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

Investing activities

Net cash provided by investing activities in 2023 was RMB1,762.1 million (US$248.2 million), primarily due to proceeds from maturities of short-term investments of RMB16.3 billion (US$2.3 billion) and maturities of time deposits of RMB9.7 billion (US$1.4 billion), partially offset by purchase of short-term investments of RMB13.5 billion (US$1.9 billion) and placements of time deposits of RMB10.0 billion (US$1.4 billion).

Net cash provided by investing activities in 2022 was RMB10,609.2 million, primarily due to proceeds from maturities of short-term investments of RMB81.7 billion and maturity of time deposits of RMB13.9 billion, partially offset by purchase of short-term investments of RMB70.6 billion, placements of time deposits of RMB10.2 billion, cash paid for long term investments including loans of RMB1.5 billion, cash consideration paid for purchase of subsidies, net of cash acquired of RMB1.2 billion and purchase of intangible assets of RMB2.0 billion, which primarily consisted of licensed copyrights of video content.

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

Financing activities

Net cash used in financing activities in 2023 was RMB5,074.7 million (US$714.8 million), primarily attributable to the repurchase of issuance of convertible senior notes, net of issuance costs, of RMB7.7 billion (US$1.1 billion) and the repayment of short-term loan of RMB2.0 billion (US$0.3 billion), partially offset by the proceeds from issuances of ordinary shares net of issuance costs of RMB2.7 billion (US$0.4 billion) and proceeds of short-term loans of RMB2.0 billion (US$0.3 billion).

Net cash used in financing activities in 2022 was RMB4,354.9 million, primarily attributable to the repurchase of convertible senior notes and shares of RMB4.5 billion.

Net cash provided by financing activities in 2021 was RMB30.4 billion, primarily attributable to the proceeds we received from our Global Offering of approximately RMB19.3 billion and the proceeds we received from our offering of December 2026 Notes of RMB10.1 billion.

Material cash requirements

Our material cash requirements as of December 31, 2023 primarily include our capital expenditures, operating lease commitments, and convertible senior notes obligations.

We intend to fund our existing and future material cash requirements with our existing cash balance, cash generated from operating activities, and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Capital expenditures

Our capital expenditures are primarily incurred for purchases of intangible assets and property and equipment. Our capital expenditures were RMB3.7 billion, RMB2.7 billion and RMB1.3 billion (US$187.3 million) in 2021, 2022 and 2023, respectively. Purchases of intangible assets, which primarily consist of licensed copyrights of video content, accounted for 73.8%, 72.2% and 86.3% of our total capital expenditures in 2021, 2022 and 2023, respectively.

Operating lease commitments

Our operating lease commitments consist of the commitments under the lease agreements for our office premises. As of December 31, 2023, the amount of total future lease payments under operating leases, whose weighted average remaining lease term is 2.6 years, was RMB503.5 million (US$70.9 million), of which RMB201.7 million (US$28.4 million) is short term.

Convertible senior notes obligations

Our convertible senior notes obligations consist of the principal amount and cash interests in connection with our April 2026 Notes, 2027 Notes and December 2026 Notes. As of December 31, 2023, an aggregate principal amount of US$429.3 million, US$0.1 million and US$432.4 million of our April 2026 Notes, 2027 Notes, and December 2026 Notes, respectively, remained outstanding.

As of the date of this annual report, holders of the Bilibili Convertible Senior Notes have the right to require us to repurchase their notes on April 1, 2024, in the case of the April 2026 Notes, June 15, 2025, in the case of the 2027 Notes, and December 1, 2024, in the case of the December 2026 Notes. In addition, each of the Bilibili Convertible Senior Notes contains similar provisions concerning the holders’ right to require us to repurchase their notes upon the occurrence of a fundamental change (as defined in the terms of such notes), as well as similar provisions regarding our ability to redeem the existing notes in case of certain changes in tax law. For details, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our convertible senior notes” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

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

C. Research and Development, Patents and Licenses, Etc.

Technology, Research and Development

Our technology platform has been designed for reliability, scalability and flexibility and is administered by our in-house technology department. As of December 31, 2023, we had access to a nationwide network of 47,311 servers that we own and 4,966 servers we lease, with power supply and power generator backup. This structure, along with other features described below, contributes to the reliability, scalability and efficiency of our network.

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

We also leverage AI technology in content management and review procedures to monitor the content uploaded to our platform to detect inappropriate or illegal content and to promptly remove any infringing content. Our proprietary AI-based screening system automatically flags and screens out newly uploaded videos that have privacy issues or contain illegal or inappropriate content by comparing them with copyrighted or objectionable videos stored in our own in-house “blacklist” databases and identifying those with similar codes, i.e., the key words in the video contents. Utilizing various technology models and samples gathered internally or based on regulatory requirements, we build, maintain and continuously update our databases to meet the changing regulatory requirements. Once the content is processed by this technology screening system, the system then extracts fingerprint trails (the technical features that identify and distinguish a video) from the content and sends them to our content screening team for the second-level review. All of the other content, primarily consisting of bullet chats posted by users, is also automatically filtered by our screening system, which utilizes an AI-based screening system to conduct semantic analysis on bullet chats to analyze, identify and screen out inappropriate bullet chats. Utilizing our proprietary technology, upon user’s instruction to block certain key words in the bullet chats, our platform can execute this instruction while still streaming the video on a real-time basis without re-loading the entire video. We employ our proprietary technology to conduct semantic analysis of each user’s favorites, blocks and comments settings, so as to understand each user’s unique preference and customarily filter the bullet chats, so that each user’s bullet chatting viewing experience is customized.

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

Intellectual Property

We seek to protect our technology, including our proprietary technology infrastructure and core software system, through a combination of patents, copyrights, trademarks, trade secrets and confidentiality agreements. As of December 31, 2023, we have registered approximately 1,281 patents, 2,768 registered copyrights, 355 registered domain names, including www.bilibili.com, and 8,693 registered trademarks, including “ ..” In addition, we had submitted approximately 2,400 additional patent applications and 321 trademark applications.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2023 to December 31, 2023 that are reasonably likely to have a material adverse effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

Paying players’ churn rates. To compute the estimated average playing period for paying players, we consider the initial purchase date as the starting point of a paying player’s lifespan. We track the population of paying players who made their initial purchases during the interval period, or the Cohorts, and tracks each Cohort to understand the subsequent churn rate of the paying players of each Cohort, i.e. the number of paying players from each Cohort who left subsequent to their initial purchases, or the churn rate. To determine the ending point of a paying player’s lifespan beyond the date for which observable data are available, we extrapolate the historical churn rate to arrive at an average playing period for paying players of the selected games.

Similarities between newly launched games and existing games. We make assumption regarding similarities between newly launched games and existing games included in and affected our assumptions regarding playing patterns for paying players for other games with similar characteristics with the new games. If a new game is launched and only a limited period of paying player data is available, we consider the estimated average playing period of our other mobile games which have similar characteristics with the new game. When we believe that we can reasonably estimate average playing period of new games based on newly available paying players information, we may prospectively apply the change of estimate.

In connection with our periodic reviews of the estimate, the assumptions are evaluated accordingly considering historical players’ churn rates, playing patterns for paying players and management judgment. Updates to these assumptions will impact the estimate average playing period of paying players and the revenue recognized accordingly. If the estimate average playing period of paying players is extended, the revenue will be recognized over a longer period and vice versa. See Note 2. Significant Accounting Policies in the accompanying notes to consolidated financial statements included in this annual report on Form 20-F, for additional information regarding the revenue recognition of mobile game services.

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

In the year of 2023, we assessed the above indicators, then determined that there were impairment indicators and RMB278.9 million investment impairment were charged. See Note 9. Long-term Investments, Net in the accompanying notes to consolidated financial statements included in this annual report on Form 20-F for additional information regarding the impairment investment accounted for using the measurement alternative.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in “2. (ee)” of our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the SEC, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F.

All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Rui Chen	46	Chairman of the Board of Directors and Chief Executive Officer
Ni Li	38	Vice Chairwoman of the Board of Directors and Chief Operating Officer
Yi Xu	34	Founder, Director and President
JP Gan	52	Independent Director
Eric He	64	Independent Director
Feng Li	50	Independent Director
Guoqi Ding	54	Independent Director
Xin Fan	45	Chief Financial Officer

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

Guoqi Ding has served as our director since May 2020. Since 2019, Mr. Guoqi Ding has served as chairman of the board of Zhiqin Management Consulting Ltd., a China-based consulting service provider. Between 2017 and 2023, Mr. Ding served as an independent director on the board of Dian Diagnostics Group Co., Ltd., (Shenzhen Stock Exchange: 300244), a China-based medical diagnosis outsourcing service provider. Between 2004 and 2017, Mr. Ding held various positions, including chief financial officer, at Fosun International Limited, one of the largest investment groups in China. Between 2012 and 2017, Mr. Ding also served as a board member of several companies based in China, including Shanghai Forte Land Company Limited, one of China’s largest real estate developers. Mr. Ding received his bachelor’s degree in finance and economics from Shanghai University of Finance and Economics, and was recognized as an accountant by Ministry of Finance of the People’s Republic of China in 1997.

Xin Fan has served as our chief financial officer since September 2017. Prior to that, Mr. Fan served as our vice president of finance since April 2016. Before joining our company, Mr. Fan served as a finance director at NetEase (Nasdaq: NTES; HKEX: 9999) from 2011 to 2016. Prior to 2011, Mr. Fan held various positions at KPMG Huazhen for an aggregate of eight years and served as a senior manager there from 2008 to 2011. Mr. Fan has also served as an independent director of Sipai Health Technology Co., Ltd. (HKEX: 0314) since May 2023. Mr. Fan received his bachelor’s degree in international accounting from Shanghai University of Finance and Economics in 2001. Mr. Fan is a regular member of the American Institute of Certified Public Accountants and a certified public accountant in China. He also holds licenses as chartered global management accountant and chartered certified accountant in the United Kingdom.

B. Compensation

For the fiscal year ended December 31, 2023, we paid an aggregate of approximately RMB6.5 million (US$0.9 million) in cash to our executive officers, and approximately RMB1.7 million (US$0.2 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

The aggregate number of Class Z ordinary shares available for future grant under the 2018 Plan was 19,909,908 as of February 29, 2024.

The Class Z ordinary shares that may be issued pursuant to the awards under the 2018 Plan may be in the form of new shares to be issued by us or in the form of shares or ADSs that may be purchased in the open market by us or a third-party trust from time to time in connection with the 2018 Plan.

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

The following table summarizes, as of February 29, 2024, the number of ordinary shares underlying outstanding options and restricted share units granted to several of our directors and executive officers and to other individuals as a group under the Global Share Plan and 2018 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options and Restricted Share Units Awarded	Exercise Price (US$/Share)**	Date of Grant	Date of Expiration**
Rui Chen	*	From nominal to	March 2020	March 2027
	*	US$20.26	November 2020	November 2027
Ni Li	*	Nominal	Various dates from November 2020 to March 2023	November 2027
JP Gan	*	Nominal	Various dates from March 2020 to July 2022	Various dates from March 2026 to July 2028
Eric He	*	Nominal	July 2022	July 2028
Xin Fan	*	From nominal to US$20.26	Various dates from June 2019 to March 2023	Various dates from June 2025 to March 2027
Other grantees	17,931,765	From nominal to US$20.26	Various dates from April 2018 to December 2023	Various dates from March 2024 to December 2028

Total	26,971,191

Notes:

*	Less than 1% of our total outstanding shares.
**	Exercise price and date of expiration are not applicable to the granted restricted share units.

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

You should refer to “Item 10. Additional information—B. Memorandum and Articles of Association—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

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

Board Diversity

Board Diversity Matrix (As of February 29, 2024)

Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background		1

D. Employees

We had 12,281 employees as of December 31, 2021, 11,092 employees as of December 31, 2022, and 8,801 employees as of December 31, 2023. The following table sets forth the numbers of our employees categorized by function as of December 31, 2023:

Function:	As of December 31, 2023
Products and technology	3,751
Content audit	2,868
Operations	1,653
Management, sales, finance and administration	529

Total	8,801

As of December 31, 2023, we had 5,598 employees in Shanghai, 818 employees in Chengdu, 665 employees in Nanjing, 471 employees in Wuhan and 1,249 employees in other locations.

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

E. Share Ownership

Except as otherwise noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2024 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 83,715,114 Class Y ordinary shares and 328,441,712 Class Z ordinary shares outstanding as of February 29, 2024 (excluding 9,104,591 Class Z ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plan).

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after February 29, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class Y Ordinary Shares	Class Z Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power
Directors and Executive Officers**;
Rui Chen(1)	49,299,006	3,228,525	52,527,531	12.7%	42.3%
Ni Li(2)	7,200,000	1,910,300	9,110,300	2.2%	6.3%
Yi Xu(3)	27,216,108	196,100	27,412,208	6.7%	23.4%
JP Gan(4)	—	*	*	*	*
Eric He(5)	—	*	*	*	*
Feng Li(6)	—	—	—	—	—
Guoqi Ding(7)	—	—	—	—	—
Xin Fan	—	*	*	*	*
All Directors and Executive Officers as a Group	83,715,114	6,307,575	90,022,689	21.6%	72.0%
Principal Shareholders:
Entities affiliated with Rui Chen(8)	49,299,006	525,525	49,824,531	12.1%	42.3%
Tencent entities(9)	—	43,749,518	43,749,518	10.6%	3.8%
Entity affiliated with Yi Xu(10)	27,216,108	151,100	27,367,208	6.6%	23.4%

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

*

Except as otherwise indicated below, the business address of our directors and executive officers is Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China.

(1)

Represents (i) 49,299,006 Class Y ordinary shares and 525,525 Class Z ordinary shares in the form of ADSs directly held by Vanship Limited, a business company limited by shares incorporated in British Virgin Islands, and (ii) 2,703,000 Class Z ordinary shares issuable to Mr. Rui Chen upon exercise of options within 60 days after February 29, 2024. Vanship Limited is controlled by The Le Petit Prince Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Chen is the settlor of The Le Petit Prince Trust, and Mr. Chen and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Chen has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Vanship Limited in Bilibili, and, except for Mr. Chen, the other beneficiaries of the trust have no voting rights attached to such shares. There are certain limited circumstances in which the trustee would not be required to comply with such a direction (for example, where a direction may make the trustee subject to criminal sanction or civil liability or where a direction involves a transaction which might have an adverse impact on the reputation of the trustee). The above position would also not apply if Mr. Chen is incapacitated, has released his authority or nominated another person to have such authority in his place.

(2)

Represents (i) 7,200,000 Class Y ordinary shares and 908,300 Class Z ordinary shares directly held by Saber Lily Limited, a business company limited by shares incorporated in British Virgin Islands, and (ii) 1,002,000 Class Z ordinary shares issuable to Ms. Ni Li upon exercise of options within 60 days after February 29, 2024. Saber Lily Limited is controlled by The Fortuna Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Ms. Li is the settlor of The Fortuna Trust, and Ms. Li and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Saber Lily Limited in Bilibili, and, except for Ms. Li, the other beneficiaries of the trust have no voting rights attached to such shares. There are certain limited circumstances in which the trustee would not be required to comply with such a direction (for example, where a direction may make the trustee subject to criminal sanction or civil liability or where a direction involves a transaction which might have an adverse impact on the reputation of the trustee). The above position would also not apply if Ms. Li is incapacitated, has released her authority or nominated another person to have such authority in her place.

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

(4)	The business address of Mr. JP Gan is Suite 909, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong.
(5)	The business address of Mr. Eric He is 2F-1, No. 495, Guangfu S. Road, Xinyi District, Taipei City 110007, Taiwan.
(6)	The business address of Mr. Feng Li is Room 701, Tower 1, Liangmaqiao Diplomatic Office Building, No 19 Dongfangdong Road, Chaoyang District, Beijing, People’s Republic of China.
(7)	The business address of Mr. Guoqi Ding is Room 902, Building 1, 1500 Changyi Road, Pudong New Area, Shanghai, People’s Republic of China.
(8)

Represents 49,299,006 Class Y ordinary shares and 525,525 Class Z ordinary shares in the form of ADSs directly held by Vanship Limited, a business company limited by shares incorporated in British Virgin Islands. The registered address of Vanship Limited is Start Chambers, Wickham’s Cay II., P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(9)

Represents (i) 10,954,357 Class Z ordinary shares directly held by Huang River Investment Limited, a wholly owned subsidiary of Tencent Holdings Limited, and (ii) 32,795,161 Class Z ordinary shares directly held by Tencent Mobility Limited, a wholly owned subsidiary of Tencent Holdings Limited, based on the Schedule 13G/A filed on February 1, 2024. The address of principal business office for both Tencent Mobility Limited and Tencent Holdings Limited is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

(10)

Represents 27,216,108 Class Y ordinary shares and 151,100 Class Z ordinary shares directly held by Kami Sama Limited, a business company limited by shares incorporated in British Virgin Islands. The registered address of Kami Sama Limited is Start Chambers, Wickham’s Cay II., P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of February 29, 2024, 66,047,214 of our Class Z ordinary shares were held by three record holders in the United States, representing approximately 15.7% of our total outstanding shares on an as converted basis (including the 9,104,591 Class Z ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plan). One of the holders is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 19.5% Class Z ordinary shares on record as of February 29, 2024. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

There has been no significant change in the percentage ownership held by any major shareholders during the past three years, except that, according to the Schedule 13G/A jointly filed by Alibaba Group Holding Limited, Taobao Holding Limited and Taobao China Holding Limited on March 25, 2024, as of March 21, 2024, Taobao China Holding Limited no longer owns any Class Z ordinary shares or ADSs of our company, and Alibaba Group Holding Limited and Taobao Holding Limited are no longer beneficial owners of Class Z ordinary Shares or ADSs of our company.

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

Demand Registration Rights. Holders holding at least 10% or more of the issued and outstanding registrable securities (on an as converted basis) held by the preferred shareholders, the pre-IPO Class D ordinary shareholders, pre-IPO Class C ordinary shareholders or pre-IPO Class B ordinary shareholders have the right to demand in writing that we file a registration statement covering the registration of at least 25% of their registrable securities. We have the right to defer filing of a registration statement for a period of not more than 90 days if our board of directors determines in good faith that filing of a registration statement in the near future will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right more than once for more than once during any twelve-month period and cannot register any other securities during such period. We are not obligated to effect more than three demand registrations. Further, if the registrable securities are offered by means of an underwritten offering, and the managing underwriter advises us that marketing factors require a limitation of the number of securities to be underwritten, the underwriters may decide to exclude (i) all of the registrable securities in our initial public offering, or (ii) up to 75% of the registrable securities and the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration; provided that all other equity securities are first excluded.

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

Piggyback Registration Rights. If we propose to register for a public offering or our securities other than relating to any share incentive plan or a corporate reorganization, we must offer holders of our registrable securities an opportunity to be included in such registration. If the underwriters advise in writing that market factors require a limitation of the number of registrable securities to be underwritten, the underwriters may decide to exclude (i) all of the registrable securities in our initial public offering, or (ii) up to 75% of the registrable securities and the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration; provided that all other equity securities are first excluded (except for securities sold for the account of our company).

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

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

Purchases of goods and services. For the years ended December 31, 2021, 2022 and 2023, we purchased goods and promotional and other services amounting to RMB117.1 million, RMB206.9 million and RMB172.5 million (US$24.3 million), respectively, from certain related parties.

Sale of goods and services. For the years ended December 31, 2021, 2022 and 2023, we sold goods and live broadcasting and other services amounting to RMB9.1 million, RMB14.0 million and RMB12.7 million (US$1.8 million), respectively, to certain related parties.

Acquisition/transfer of long-term investments. In 2022, we transferred some of our equity interests in certain investments to an investment fund, of which we are a limited partner, with a consideration of RMB275.0 million.

Loans to the Entity. In 2020, we established an entity with an independent third party and two entities each controlled by Mr. Rui Chen and Ms. Ni Li to acquire the land use rights for a parcel of land in Shanghai for future construction. We provided interest-bearing guaranteed loans to this entity for its operation. The interest rates of the loans referenced loan prime rate (LPR) and ranged from 3.3% to 4.15% per annum. For the years ended December 31, 2021, 2022 and 2023, the largest outstanding amount of the loans was RMB1,709.7 million. In 2023, this entity repaid RMB636.4 million in principal and RMB60.2 million in interests on the loans. As of February 29, 2024, the outstanding balance of the loans to this entity was RMB605.5 million.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. We are currently involved in approximately 200 lawsuits based on allegations of infringement of third-party copyright due to the content posted on our platform, which are immaterial to our company on an individual basis or a collective basis. Material litigation or any other material legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Under the current PRC regulatory scheme, a number of regulatory agencies, including, but not limited to, the National Radio and Television Administration, the National Press and Publication Administration, the Ministry of Culture and Tourism, the Ministry of Industry and Information Technology, and the Cyberspace Administration of China, jointly regulate all major aspects of the internet industry, including the mobile internet and mobile games business. Operators must obtain various government approvals and licenses for relevant mobile business.

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

Under regulations issued by the State Administration of Press, Publication, Radio, Film and Television, the publication of each online game requires approval from the State Administration of Press, Publication, Radio, Film and Television, and after the institutional restructuring of the State Administration of Press, Publication, Radio, Film and Television, we currently apply with the National Press and Publication Administration for the approvals for publishing our games. As of the date of this annual report, we have obtained approvals from the National Press and Publication Administration for all of the domestic and imported online games exclusively operated by us which are in operation in the PRC. For the online games we jointly operate with third parties, we also require them to obtain requisite approvals from the National Press and Publication Administration. In 2021, 2022 and 2023, substantially all of the revenues from our jointly operated mobile games in China were contributed by approximately 30 of our online jointly operated mobile games in the PRC, and all of them have obtained approvals from the National Press and Publication Administration.

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

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

B. Plan of Distribution

Not applicable.

C. Markets

The ADSs, each representing one Class Z ordinary share, have been listed on the Nasdaq Global Select Market since March 28, 2018. The ADSs trade under the symbol “BILI.”

Our Class Z ordinary shares have been listed on the Hong Kong Stock Exchange since March 29, 2021 under the stock code “9626.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following are summaries of material provisions of our eighth amended and restated memorandum and articles of association that we have adopted and of the Companies Act (as amended) of the Cayman Islands, or the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Shares

Objects of Our Company. Under our eighth amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

Ordinary Shares. Our ordinary shares are divided into Class Y ordinary shares and Class Z ordinary shares. Holders of our Class Y ordinary shares and Class Z ordinary shares will have the same rights except for voting and conversion rights. Each Class Z Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings, and each Class Y ordinary share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at our general meetings. Class Y ordinary shares shall only be held by the founder or a limited partnership, trust, private company or other vehicle wholly owned or wholly controlled by the founder as defined as “Founder Holding Vehicle” under our eighth amended and restated memorandum and articles of association. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our company shall not take any action (including the issue or repurchase of shares of any class) that would result in (a) the aggregate number of votes entitled to be cast by all holders of Class Z ordinary shares (for the avoidance of doubt, excluding those who are also holders of Class Y ordinary shares) present at a general meeting to be less than 10% of the votes entitled to be cast by all members at a general meeting; or (b) an increase in the proportion of Class Y ordinary shares to the total number of shares in issue. No further Class Y ordinary shares shall be issued by our company, except with the prior approval of the Hong Kong Stock Exchange under limited circumstances as specified in the eighth amended and restated memorandum and articles of association. In the event our company reduces the number of shares in issue (e.g., through a purchase of its own shares), the holders of Class Y ordinary shares shall reduce their voting rights in our company proportionately, whether through a conversion of a portion of their Class Y ordinary shares or otherwise, if the reduction in the number of shares in issue would otherwise result in an increase in the proportion of Class Y ordinary shares to the total number of shares in issue.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our eighth amended and restated memorandum and articles of association provide that dividends may be declared and paid out of funds legally available for distribution including our profits, which our board of directors thinks fit. Dividends may also be declared and paid out of share premium account or any other fund or account of our company which can be authorized for this purpose in accordance with the Companies Act. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium accounts; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

The registration of transfers may, after compliance with any notice required of the Nasdaq Stock Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided that the registration of transfers shall not be suspended nor the register closed for more than thirty (30) days in any calendar year.

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

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England.

In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to United States corporations and companies incorporated in the State of Delaware and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to, amongst other matters, the solvency of the consolidated or surviving company, a statement of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate compromises or arrangements between a Cayman Islands company and its members (or any class of them). merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement. Section 86(2A) of the Companies Act provides that if 75% in value of the members (or class of members) of a Cayman Islands company agree to any compromise or arrangement, such compromise or arrangement shall, if sanctioned by the Cayman Court, be binding on all members (or class of members) of such company and on the company itself. Where a Cayman Islands company is in the course of being wound up, such compromise or arrangement would be binding on the liquidator and contributories of the company. Section 86(2) of the Companies Act also requires (a) approval by a majority in number representing 75% in value; and (b) the sanction of the Grand Court of the Cayman Islands, in relation to any compromise or arrangement between a company and its creditors (or any class of them). At the initial directions hearing, the Cayman Islands court will make orders for, amongst other things, the convening of the meetings of creditors or members (or classes of them, as applicable). While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

•	the company has complied with the directions set down by the Cayman Islands court;

•	the meeting was properly held and the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class; and

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his/her interest.

If a compromise or arrangement of a Cayman Islands company is approved by the members in the context of a members’ scheme and the Cayman Islands court subsequently sanctions such scheme (as described above), a dissenting shareholder would have no rights comparable to the appraisal rights which it would have if the company in question were a Delaware corporation (being the right to receive payment in cash for the judicially determined value of its shares). This is because such scheme will be binding on all members (or class of members), regardless of whether all the members (or class of members) approved the scheme, upon the sanction order being made. Having said that, a dissenting shareholder would have the right to appeal the making of the sanction order to the Cayman Islands Court of Appeal, if there were grounds for doing so.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of our company to challenge actions where:

•	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	an act which constitutes a fraud against the minority where the wrongdoer are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.

In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company:

•	a duty to act in good faith in the best interests of the company,

•	a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so),

•	a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and

•	a duty to exercise powers for the purpose for which such powers were intended.

A director of a Cayman Islands company owes to the company a duty of care, diligence and skill. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our currently effective memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of all shareholders who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with an express right to put forth any proposal before a general meeting of the shareholders. However, the Companies Act may provide shareholders with limited rights to requisition a general meeting but such rights must be stipulated in the articles of association of the company.

Any one or more shareholders holding in aggregate not less than one-tenth of the voting rights on a one vote per share basis, in the share capital of the company at the date of deposit of the requisition shall at all times have the right, by written requisition to the board of directors or the secretary of the company, to require an extraordinary general meeting to be called by the board of directors for the transaction of any business specified in such requisition.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for election of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

There are no prohibitions relating to cumulative voting under the laws of the Cayman Islands, but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders at any time before the expiration of his term of office notwithstanding anything in our memorandum and articles of association or in any agreement between our company and such director (but without prejudice to any claim for damages under any such agreement).

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years.

This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

•	is or is likely to become unable to pay its debts; and

•	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Dissolution; Winding Up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of a special resolution passed by a majority of not less than three-fourths of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Inspection of Books and Records. Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Shareholders of Cayman Islands exempted companies like us have no general right under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by our shareholders) or obtain copies of the list of shareholders of these companies. However, we intend to provide our shareholders with annual reports containing audited financial statements.

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

Cayman Islands Taxation

According to Walkers (Hong Kong), our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside mainland China with “de facto management body” within mainland China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Tax Administration issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in mainland China. The State Tax Administration issued Chinese-Controlled Offshore Incorporated Resident Enterprises Income Tax Regulation, or the Bulletin 45, which took effect on September 1, 2011 and was most recently amended on June 15, 2018, to provide more guidance on the implementation of Circular 82 and to clarify the reporting and filing obligations of Chinese-controlled offshore incorporated resident enterprises. Bulletin 45 also provides procedures and administrative details for the determination of resident status and administration of post-determination matters. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Tax Administration’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in mainland China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or Class Z ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or Class Z ordinary shares as “capital assets” (generally, property held for investment) under the Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or IRS, or a court will not take a contrary position. This discussion does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders who acquire their ADSs or Class Z ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or Class Z ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes or investors that have a functional currency other than the U.S. dollars, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address the U.S. federal estate and gift tax or minimum tax consequences of the ownership or disposition of our ADSs or Class Z ordinary shares or the Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our ADSs or Class Z ordinary shares.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon the composition of our income and assets and projections as to the value of our assets, including goodwill and other unbooked intangibles not reflected on our balance sheet, we do not believe that we were a PFIC for the 2023 taxable year and we do not presently expect to be a PFIC for the current taxable year. While we do not expect to be or become a PFIC in the current taxable year, no assurance can be given that we are not or will not become classified as a PFIC because the determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend, in part, upon the composition of our assets and income, and the continued existence of our goodwill at that time. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market value of our ADSs from time to time (which may be volatile). In particular, recent declines in the market price of the ADSs increased our risk of becoming a PFIC. The market price of the ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, our risk of becoming classified as a PFIC may substantially increase.

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

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may become eligible for the benefits of the U.S.-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose), or the Treaty, and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our Class Z ordinary shares, or ADSs. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or Class Z ordinary shares. Dividends received on our ADSs or Class Z ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class Z ordinary shares. See “Item 10. Additional Information—E. Taxation—PRC Taxation.” In that case, depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or Class Z ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. In addition, under U.S. Treasury regulations, in absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

As described in “Item 10. Additional Information—E. Taxation—PRC Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or Class Z ordinary shares may be subject to PRC income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. In light of U.S. Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the Shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the U.S. Treasury regulations.

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

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, each, a pre-PFIC year, will be taxable as ordinary income;

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

Foreign exchange risk

Substantially all of our revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk other than with respect to our -cash and cash equivalents and time deposits denominated in U.S. dollars and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of the investment in the ADSs will be affected by the exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollars would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt and interests, or for other business purposes, appreciation of the U.S. dollars against the Renminbi would reduce the U.S. dollars amounts available to us.

As of December 31, 2023, we had U.S. dollars-denominated cash and cash equivalents and time deposits of US$915.1 million. If the U.S. dollars had appreciated or depreciated by 10% against the Renminbi, we would have had an increase or decrease of RMB648.1 million of cash and cash equivalents and time deposits.

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

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2023, we were entitled to receive approximately US$1.3 million reimbursements from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense in connection with such programs.

Dealings and Settlement of Class Z Ordinary Shares in Hong Kong

Our Class Z ordinary shares now trade on the Hong Kong Stock Exchange in board lots of 20 ordinary shares. Dealings in our Class Z ordinary shares on the Hong Kong Stock Exchange are conducted in Hong Kong dollars.

The transaction costs of dealings in our Class Z ordinary shares on the Hong Kong Stock Exchange include:

•	Hong Kong Stock Exchange trading fee of 0.00565% of the consideration of the transaction, charged to each of the buyer and seller;

•	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;

•	Accounting and Financial Reporting Council of Hong Kong transaction levy of 0.00015% of the consideration of the transaction, charged to each of the buyer and seller;

•	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;

•	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;

•	ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;

•	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;

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

The ADSs

The ADSs are traded on Nasdaq. Dealings in the ADSs on Nasdaq are conducted in U.S. dollars.

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

Converting Class Z Ordinary Shares Trading in Hong Kong into ADSs

An investor who holds Class Z ordinary shares registered in Hong Kong and who intends to convert them to ADSs to trade on Nasdaq must deposit or have his or her broker deposit the Class Z ordinary shares with the depositary’s Hong Kong custodian, Deutsche Bank AG, Hong Kong Branch, or the custodian, in exchange for ADSs.

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

For Class Z ordinary shares deposited in CCASS, under normal circumstances, the above steps generally require two business days; provided that the investor has provided timely and complete instructions. For Class Z ordinary shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the procedures are completed.

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

For Class Z ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days; provided that the investor has provided timely and complete instructions. For Class Z ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the Class Z ordinary shares on the Hong Kong Stock Exchange until the procedures are completed.

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

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2023 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Eric He, a member of our audit committee and independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

ITEM 16B.	CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics in February 2018 that applies to our directors, officers and employees. The code was subsequently amended in July 2021. We have posted a copy of our code of business conduct and ethics on our website at http://ir.bilibili.com/.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP and affiliates, our principal external auditors, for the periods indicated.

	For the Year Ended December 31,
	2021	2022	2023
	(RMB in thousands)
Audit fees(1)	23,025	10,310	9,564
Audit-related fees(2)	2,000	200	3,500
Tax fees(3)	2,436	1,625	1,183
Other fees(4)	174	185	150

(1)

“Audit fees” means the aggregate fees incurred for each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC and submitted to the Hong Kong Stock Exchange. In 2022 and 2023, the audit refers to financial statement audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. In 2021, the audit refers to financial statement audit, audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and assurance services rendered in connection with our Hong Kong IPO in 2021.

(2)

“Audit-related fees” means the aggregate fees incurred in each of the fiscal years listed as a result of our principal auditors’ issuance of comfort letters related to our issuance of the December 2026 Notes in 2021, the issuance of consent letter related to our registration of securities on Form S-8 filed in October 2022 and the issuance of comfort letters related to our offering of ADSs in January 2023.

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

Rule 5635(c) of the Nasdaq Rules requires a Nasdaq-listed company to obtain its shareholders’ approval for all equity compensation plans, including stock plans, and any material amendments to such plans. Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. We currently follow our home country practice that does not require us to seek shareholder approval for amending our share incentive plan. Therefore, our shareholders are afforded less protection than they otherwise would under the Nasdaq Global Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Listed Securities—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards, and these practices may afford less protection to shareholders than shareholders would enjoy if we complied fully with the Nasdaq corporate governance listing standards.” In the future, we may rely on other exemptions provided by Nasdaq.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, frequent testing of aspects of our security posture internally and with outside vendors, a robust incident response program and regular cybersecurity awareness training for employees. Our IT department regularly monitors the performance of our platforms, apps and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing the cybersecurity risk management and be informed on risks from cybersecurity threats. The chief executive officer, the chief financial officer, and the principal officer in charge of the cybersecurity matters, who has over 10 years of experience as cybersecurity officer in large technology companies and extensive knowledge and skills in security product development, security risk management and security compliance, are responsible for discussing material cybersecurity incidents or threats with specific constituencies before sign-off, ensuring thorough review of information and disclosures. This involves our disclosure committee (comprising of the principal accounting officer or the head of financial reporting, the head of the legal department, the principal investor relations officer, the principal officer in charge of cybersecurity matters, and appropriate business unit heads of our company, as adjusted from time to time by the then incumbent committee members), as a whole, and the executive directors of our company; and other members of senior management and external legal counsel, to the extent appropriate. The chief executive officer, the chief financial officer, and the principal officer in charge of the cybersecurity matters are also responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident, maintaining oversight of the disclosure in Form 6-K for material cybersecurity incidents (if any) and meeting with our board of directors (i) in connection with each quarterly earnings release, update the status of any material cybersecurity incidents or material risks from cybersecurity threats to the Company, if any, and the relevant disclosure issues and (ii) in connection with each annual report, present the disclosure concerning cybersecurity matters in Form 20-F, along with a report highlighting particular disclosure issues, if any, and hold a Q&A session. Our board of directors is responsible for maintaining oversight of the disclosure related to cybersecurity matters in the periodic reports of our company.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Bilibili Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Eighth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K, furnished with the Securities and Exchange Commission on September 29, 2022 (File No. 001-38429))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3) (incorporated herein by reference to Exhibit 4.3 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

2.2	Registrant’s Specimen Certificate for Class Z Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

2.3	Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the Form S-8, as amended, initially filed on July 18, 2018 (File No.333-226216))

2.4	Fourth Amended and Restated Shareholders’ Agreement between the Registrant and other parties thereto dated April 1, 2017 (incorporated herein by reference to Exhibit 4.4 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

2.5	Indenture, dated April 5, 2019 constituting US$500 million 1.375% Convertible Senior Notes Due 2026 (incorporated herein by reference to Exhibit 2.5 to the Form 20-F, as amended, initially filed on March 27, 2020 (File No. 001-38429))

2.6	Indenture, dated June 2, 2020 constituting US$800 million 1.25% Convertible Senior Notes Due 2027 (incorporated herein by reference to Exhibit 2.6 to the Form 20-F, as amended, initially filed on March 23, 2021 (File No. 001-38429))

2.7	Indenture, dated November 23, 2021 constituting US$1,600 million 0.50% Convertible Senior Notes Due 2026 (incorporated herein by reference to Exhibit 2.7 to the Form 20-F, as amended, initially filed on April 25, 2022 (File No. 001-38429))

2.8	Description of Securities (incorporated herein by reference to Exhibit 2.8 to the Form 20-F, as amended, initially filed on April 27, 2023 (File No. 001-38429))

2.9	Registrant’s Form of Class Z Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K, furnished with the Securities and Exchange Commission on March 23, 2021 (File No. 001-38429))

4.1	Amended and Restated 2018 Share Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the Form 20-F, as amended, initially filed on March 27, 2020 (File No. 001-38429))

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

Exhibit Number	Description of Document

4.4	English translation of the form of Power of Attorney granted by the shareholders of VIEs (incorporated herein by reference to Exhibit 4.5 to the Form 20-F, as amended, initially filed on April 25, 2022 (File No. 001-38429))

4.5	English translation of the form of Equity Pledge Agreement among a WFOE, a VIE and shareholders of such VIE (incorporated herein by reference to Exhibit 4.6 to the Form 20-F, as amended, initially filed on April 25, 2022 (File No. 001-38429))

4.6	English translation of the form of Exclusive Business Cooperation Agreement between a WFOE and a VIE (incorporated herein by reference to Exhibit 4.7 to the Form 20-F, as amended, initially filed on April 25, 2022 (File No. 001-38429))

4.7	English translation of the form of Exclusive Option Agreement among a WFOE, a VIE and shareholders of such VIE (incorporated herein by reference to Exhibit 4.8 to the Form 20-F, as amended, initially filed on April 25, 2022 (File No. 001-38429))

4.8	English translation of the Letter of Undertakings granted by spouses of the shareholders of VIEs (incorporated herein by reference to Exhibit 4.9 to the Form 20-F, as amended, initially filed on April 25, 2022 (File No. 001-38429))

4.10	Share Purchase Agreement between the Registrant and other parties thereto, dated April 1, 2017 (incorporated herein by reference to Exhibit 10.15 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.11	Share Purchase and Investor Rights Agreement entered between Bilibili Inc. and Tencent Mobility Limited dated as of October 3, 2018 (incorporated herein by reference to Exhibit 4.16 to the Form 20-F, as amended, initially filed on March 29, 2019 (File No. 001-38429))

8.1*	Significant subsidiaries and the Principal Consolidated Affiliated Entities of the Registrant

11.1	Amended Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the Form 20-F, as amended, initially filed on April 25, 2022 (File No. 001-38429))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Walkers (Hong Kong)

15.2*	Consent of Jingtian & Gongcheng

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

97.1*	Clawback Policy of the Registrant

101.INS**	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH**	Inline XBRL Taxonomy Extension Scheme Document

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Bilibili Inc.

By:	/s/ Rui Chen
	Name:	Rui Chen
	Title:	Chairman of the Board of Directors
and Chief Executive Officer

Date: March 27, 2024

F-1

Report of Independent Registered Public Accounting Firm
To the

Board of Directors and Shareholders of Bilibili Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Bilibili Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

F-2

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
Revenue recognition for
in-game
virtual items
As described in Note 2(v) to the consolidated financial statements, revenues from mobile game services were RMB4,021.1 million for the year ended December 31, 2023. Management recognized revenue from the sale of in-game
virtual items in exclusively distributed mobile games over the estimated average playing period of paying players, starting from the point-in-time
when related
in-game
virtual items are delivered to the paying players’ accounts. Management has estimated the average playing period of paying players for each game, usually between one to ten months. Management estimated the average playing period of paying players for each game, which involved the use of assumptions, related to the churn rates and the similarities between newly-launched games and existing games, when a new game is launched and only a limited period of paying player data is available.
The principal consideration for our determination that performing procedures relating to revenue recognition for in-game
virtual items is a critical audit matter is the significant judgment by management in estimating the average playing period of paying players. This in turn led to significant auditor judgment, subjectivity and effort in performing procedures and in evaluating management’s assumptions used in developing these estimates, related to the churn rates and the similarities between newly-launched games and existing games.
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
/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
March 27, 2024
We have served as the Company’s auditor since 2017.

F-
3

BILIBILI INC.
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share data)

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
			Note 2(e)
Assets
Current assets:
Cash and cash equivalents	10,172,584	7,191,821	1,012,947
Time deposits	4,767,972	5,194,891	731,685
Restricted cash	14,803	50,000	7,042
Accounts receivable, net	1,328,584	1,573,900	221,679
Amount due from related parties	1,594,920	790,574	111,350
Prepayments and other current assets	1,950,573	1,272,788	179,269
Short-term investments	4,623,452	2,653,065	373,676

Total current assets	24,452,888	18,727,039	2,637,648

Non-current assets:
Property and equipment, net	1,227,163	714,734	100,668
Production cost, net	1,929,622	2,066,066	290,999
Intangible assets, net	4,326,790	3,627,533	510,927
Deferred tax assets	43,591	46,591	6,562
Goodwill	2,725,130	2,725,130	383,827
Long-term investments, net	5,651,018	4,366,632	615,027
Other long-term assets	1,474,368	885,342	124,699

Total non-current assets	17,377,682	14,432,028	2,032,709

Total assets	41,830,570	33,159,067	4,670,357

Liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB19,744.2 million and RMB20,038.7 million as of December 31, 2022 and 2023, respectively)
Current liabilities:
Accounts payable	4,291,656	4,333,730	610,393
Salary and welfare payable	1,401,526	1,219,355	171,743
Taxes payable	316,244	345,250	48,627
Short-term loan and current portion of long-term debt	6,621,386	7,455,753	1,050,121
Deferred revenue	2,819,323	2,954,088	416,075
Accrued liabilities and other payables	1,534,962	1,780,623	250,795
Amount due to related parties	108,307	14,896	2,098

Total current liabilities	17,093,404	18,103,695	2,549,852

Non-current liabilities:
Long-term debt	8,683,150	646	91
Other long-term liabilities	814,429	650,459	91,615

Total non-current liabilities	9,497,579	651,105	91,706

Total liabilities	26,590,983	18,754,800	2,641,558

Commitments and contingencies (Note 19)

F-
4

BILIBILI INC.
CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except for share data)

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
			Note 2(e)
Shareholders’ equity
Ordinary shares:
Class Y Ordinary Shares (US$0.0001 par value; 100,000,000 shares authorized, 83,715,114 shares issued and outstanding as of December 31, 2022; US$0.0001 par value; 100,000,000 shares authorized, 83,715,114 shares issued and outstanding as of December 31, 2023)	52	52	7
Class Z Ordinary Shares (US$0.0001 par value; 9,800,000,000 shares authorized, 316,202,303 shares issued, 310,864,471 shares outstanding as of December 31, 2022; 9,800,000,000 shares authorized, 337,546,303 shares issued, 328,441,712 shares outstanding as of December 31, 2023)	201	213	30
Additional paid-in capital	36,623,161	40,445,175	5,696,584
Statutory reserves	36,173	44,749	6,303
Accumulated other comprehensive income	58,110	212,477	29,927
Accumulated deficit	(21,479,869)	(26,310,766)	(3,705,794)

Total Bilibili Inc.’s shareholders’ equity	15,237,828	14,391,900	2,027,057

Noncontrolling interests	1,759	12,367	1,742

Total shareholders’ equity	15,239,587	14,404,267	2,028,799

Total liabilities and shareholders’ equity	41,830,570	33,159,067	4,670,357

The accompanying notes are an integral part of these consolidated financial statements.

F-
5

BILIBILI INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(e)
Net revenues	19,383,684	21,899,167	22,527,987	3,173,001

Cost of revenues	(15,340,537)	(18,049,872)	(17,086,122)	(2,406,530)

Gross profit	4,043,147	3,849,295	5,441,865	766,471
Operating expenses:
Sales and marketing expenses	(5,794,853)	(4,920,745)	(3,916,150)	(551,578)
General and administrative expenses	(1,837,506)	(2,521,134)	(2,122,432)	(298,938)
Research and development expenses	(2,839,862)	(4,765,360)	(4,467,470)	(629,230)

Total operating expenses	(10,472,221)	(12,207,239)	(10,506,052)	(1,479,746)

Loss from operations	(6,429,074)	(8,357,944)	(5,064,187)	(713,275)
Other (expense)/income:
Investment loss, net (including impairments)	(194,183)	(532,485)	(435,644)	(61,359)
Interest income	70,367	281,051	542,472	76,406
Interest expense	(155,467)	(250,923)	(164,927)	(23,229)
Exchange losses	(15,504)	(19,745)	(35,575)	(5,011)
Debt extinguishment gain	—	1,318,594	292,213	41,157
Others, net	10,411	157,944	132,640	18,682

Total other (expense)/income, net	(284,376)	954,436	331,179	46,646

Loss before income tax expenses	(6,713,450)	(7,403,508)	(4,733,008)	(666,629)
Income tax	(95,289)	(104,145)	(78,705)	(11,085)

Net loss	(6,808,739)	(7,507,653)	(4,811,713)	(677,714)
Net loss/(profit) attributable to noncontrolling interests	19,511	10,640	(10,608)	(1,494)

Net loss attributable to the Bilibili Inc.’s shareholders	(6,789,228)	(7,497,013)	(4,822,321)	(679,208)

Net loss	(6,808,739)	(7,507,653)	(4,811,713)	(677,714)

Other comprehensive (loss)/income:
Foreign currency translation adjustments	(420,991)	337,972	154,367	21,742
Total other comprehensive (loss)/income	(420,991)	337,972	154,367	21,742

Total comprehensive loss	(7,229,730)	(7,169,681)	(4,657,346)	(655,972)

Comprehensive loss/(income) attributable to noncontrolling interests	19,511	10,640	(10,608)	(1,494)

Comprehensive loss attributable to the Bilibili Inc.’s shareholders	(7,210,219)	(7,159,041)	(4,667,954)	(657,466)

Net loss per share, basic	(17.87)	(18.99)	(11.67)	(1.64)
Net loss per share, diluted	(17.87)	(18.99)	(11.67)	(1.64)
Net loss per ADS, basic	(17.87)	(18.99)	(11.67)	(1.64)
Net loss per ADS, diluted	(17.87)	(18.99)	(11.67)	(1.64)
Weighted average number of ordinary shares, basic	379,898,121	394,863,584	413,210,271	413,210,271
Weighted average number of ordinary shares, diluted	379,898,121	394,863,584	413,210,271	413,210,271
Weighted average number of ADS, basic	379,898,121	394,863,584	413,210,271	413,210,271
Weighted average number of ADS, diluted	379,898,121	394,863,584	413,210,271	413,210,271

Share-based compensation expenses included in:
Cost of revenues	76,232	69,096	63,724	8,975
Sales and marketing expenses	53,452	59,041	56,649	7,979
General and administrative expenses	553,526	554,976	596,950	84,079
Research and development expenses	316,607	357,570	415,321	58,497
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

F-
7

BILIBILI INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)
(All amounts in thousands, except for share data)

	Ordinary shares
	Class Y Ordinary Shares		Class Z Ordinary Shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive (loss)/income	Accumulated deficit	Noncontrolling interests	Total shareholders’ equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2021	83,715,114	52	306,889,473	199	35,929,961	24,621	(279,862)	(13,971,304)	12,399	21,716,066
Net loss	—	—	—	—	—	—	—	(7,497,013)	(10,640)	(7,507,653)
Share-based compensation	—	—	—	—	1,040,683	—	—	—	—	1,040,683
Share issuance from exercise of share options	—	—	3,929,433	4	—	—	—	—	—	4
Purchase of noncontrolling interests	—	—	45,000	*	*	—	—	—	—	—
Share issuance upon the conversion of convertible senior notes	—	—	565	*	96	—	—	—	—	96
Repurchase of shares	—	—	(2,640,832)	(2)	(347,579)	—	—	—	—	(347,581)
Appropriation to statutory reserves	—	—	—	—	—	11,552	—	(11,552)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	337,972	—	—	337,972

Balance at December 31, 2022	83,715,114	52	308,223,639	201	36,623,161	36,173	58,110	(21,479,869)	1,759	15,239,587

*	Less than 1.
The accompanying notes are an integral part of these consolidated financial statements.

F-
8

BILIBILI INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)
(All amounts in thousands, except for share data)

	Ordinary shares
	Class Y Ordinary Shares		Class Z Ordinary Shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Noncontrolling interests	Total shareholders’ equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2022	83,715,114	52	308,223,639	201	36,623,161	36,173	58,110	(21,479,869)	1,759	15,239,587
Net (loss)/income	—	—	—	—	—	—	—	(4,822,321)	10,608	(4,811,713)
Share-based compensation	—	—	—	—	1,132,644	—	—	—	—	1,132,644
Issuance of Class Z ordinary shares upon new ADS offering (“ADS offering”)	—	—	15,344,000	10	2,689,370	—	—	—	—	2,689,380
Share issuance from exercise of share options	—	—	2,210,741	2	—	—	—	—	—	2
Share issuance from vest of restricted share units	—	—	22,500	*	—	—	—	—	—	*
Appropriation to statutory reserves	—	—	—	—	—	8,576	—	(8,576)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	154,367	—	—	154,367

Balance at December 31, 2023	83,715,114	52	325,800,880	213	40,445,175	44,749	212,477	(26,310,766)	12,367	14,404,267

*	Less than 1.
The accompanying notes are an integral part of these consolidated financial statements.

F-
9

BILIBILI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$ Note 2(e)
Cash flows from operating activities:
Net loss	(6,808,739)	(7,507,653)	(4,811,713)	(677,714)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Depreciation of property and equipment	538,601	755,452	727,193	102,423
Amortization of intangible assets	1,903,226	2,581,325	2,003,199	282,145
Amortization of right-of-use assets	161,873	229,295	169,294	23,845
Amortization of debt issuance costs	25,234	48,167	23,299	3,282
Share-based compensation expenses	999,817	1,040,683	1,132,644	159,530
Allowance for/(reversal of) expected credit losses	189,165	130,549	(16,000)	(2,254)
Inventory provision	24,454	191,088	10,431	1,469
Deferred income taxes	(21,492)	(36,495)	(25,376)	(3,574)
Unrealized exchange (gains)/losses	(6,592)	2,277	931	131
Unrealized fair value changes of investments	200,274	251,383	66,462	9,361
Loss on disposal of property and equipment	611	748	646	91
Termination expenses of certain game projects	—	525,762	354,811	49,974
Gain from disposal of subsidiaries and long-term investments	(4,413)	(178,378)	(3,857)	(543)
Loss from equity method investments	37,179	211,620	112,142	15,795
Revaluation of previously held equity interests	31,462	(152,153)	86,680	12,209
Impairments of long-term investments	91,493	465,645	278,891	39,281
Gain of convertible senior notes repurchase	—	(1,318,594)	(292,213)	(41,157)
Changes in operating assets and liabilities:
Accounts receivable	(429,460)	(59,866)	(262,215)	(36,932)
Amount due from related parties	8,792	(74,117)	75,273	10,602
Prepayments and other assets	(1,747,744)	(556,214)	342,537	48,245
Other long-term assets	(138,396)	(444,326)	185,783	26,167
Accounts payable	1,056,847	46,862	(60,458)	(8,517)
Salary and welfare payable	254,213	396,113	(182,171)	(25,658)
Taxes payable	77,365	130,684	29,006	4,085
Deferred revenue	494,551	173,935	133,902	18,859
Accrued liabilities and other payables	319,702	(1,026,319)	341,102	48,042
Amount due to related parties	—	(21,210)	(12,007)	(1,691)
Other long-term liabilities	94,969	282,367	(141,594)	(19,943)

Net cash (used in)/provided by operating activities	(2,647,008)	(3,911,370)	266,622	37,553

Cash flows from investing activities:
Purchase of property and equipment	(965,410)	(760,427)	(181,897)	(25,620)
Purchase of intangible assets	(2,721,799)	(1,977,897)	(1,148,247)	(161,727)
Purchase of short-term investments	(71,748,847)	(70,578,711)	(13,547,650)	(1,908,147)
Maturities of short-term investments	60,524,888	81,698,532	16,328,255	2,299,787
Cash consideration paid for purchase of subsidiaries, net of cash acquired	(521,984)	(1,179,764)	(70,000)	(9,859)
Cash paid for long-term investments including loans	(6,716,491)	(1,466,311)	(132,602)	(18,677)
Repayment of loans from investees	539,225	596,766	684,834	96,457
Cash received from disposal/return of long-term assets	74,604	612,214	100,574	14,166
Placements of time deposits	(10,697,444)	(10,245,026)	(9,961,925)	(1,403,108)
Maturities of time deposits	7,655,147	13,909,967	9,690,806	1,364,921
Impact to cash resulting from deconsolidation of subsidiaries	—	(125)	—	—

Net cash (used in)/provided by investing activities	(24,578,111)	10,609,218	1,762,148	248,193

Cash flows from financing activities:
Proceeds of short-term loan	1,332,597	1,701,532	1,950,482	274,720
Repayment of short-term loan	(214,882)	(1,450,627)	(2,032,295)	(286,243)
Purchase of noncontrolling interests	(104,696)	(56,741)	(7,027)	(990)
Capital injections from noncontrolling interests	2,187	—	—	—
Proceeds from exercise of employees’ share options	3	4	2	*
Proceeds from issuance of ordinary shares net of issuance costs	19,288,423	—	2,689,380	378,792
Repurchase of shares	—	(347,581)	—	—
Proceeds from/(Repurchase of) issuance of convertible senior notes, net of issuance costs of US $ 23,402, nil and nil, respectively	10,085,520	(4,201,506)	(7,675,227)	(1,081,033)

Net cash provided by/(used in) financing activities	30,389,152	(4,354,919)	(5,074,685)	(714,754)

Effect of exchange rate changes on cash and cash equivalents and restricted cash held in foreign currencies	(319,034)	321,350	100,349	14,134
Net increase/(decrease) in cash and cash equivalents and restricted cash	2,844,999	2,664,279	(2,945,566)	(414,874)
Cash and cash equivalents and restricted cash at beginning of the year	4,678,109	7,523,108	10,187,387	1,434,863

Cash and cash equivalents and restricted cash at end of the year	7,523,108	10,187,387	7,241,821	1,019,989

Including:

F-
10

BILIBILI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(All amounts in thousands)

Cash and cash equivalents at end of the year	7,523,108	10,172,584	7,191,821	1,012,947
Restricted cash at end of the year	—	14,803	50,000	7,042
Supplemental disclosures of cash flows information:
Cash paid for income taxes, net of tax refund	73,717	80,591	103,391	14,562
Cash paid for interest expense	116,226	200,172	167,291	23,562

Supplemental schedule of non-cash investing and financing activities:
Property and equipment purchases financed by accounts payable	183,203	46,066	65,377	9,208
Acquisitions and investments financed by/(reduction of) payables	731,503	202,018	(80,000)	(11,268)
Intangible assets purchases financed by payables	830,596	824,929	783,828	110,400
Issuance of ordinary shares in the business combination, purchase of noncontrolling interests and investment addition	1,207,980	—	—	—
Issuance of ordinary shares in connection with debt conversion	449,914	96	—	—

*	Less than 1.
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
In January 2023, the Company completed the offering of 15,344,000 ADSs at US$26.65 per ADS. The amount of net proceeds from such offering (after deducting all applicable costs and expenses including but not limited to selling commission) is approximately US$396.9 million (RMB2,689.4 million). Shortly thereafter, the Company completed repurchased of an aggregate principal amount of US$384.8 million
(RMB2.6 billion)
of its outstanding 0.5% convertible senior notes due December 2026 with an aggregate purchase price of US$331.2 million (RMB2.2
b
illion), which was funded by the net proceeds from the ADS Offering.
As of December 31, 2023, the Company’s major subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

Major Subsidiaries	Place and Year of Incorporation	Percentage of Direct or Indirect Economic Ownership	Principal Activities

Bilibili HK Limited	Hong Kong, 2014	100	Investment holding
Hode HK Limited	Hong Kong, 2014	100	Investment holding
Chaodian HK Limited	Hong Kong, 2019	100	Investment holding
Bilibili Co., Ltd.	Japan, 2014	100	Business development
Hode Shanghai Limited (“Hode Shanghai”)	PRC, 2014	100	Technology development 1
Shanghai Bilibili Technology Co., Ltd.	PRC, 2016	100	Technology development 1
Chaodian (Shanghai) Technology Co., Ltd.	PRC, 2019	100	E-commerce and advertising 1

F-1
2

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Operations (Continued)

Major VIEs and VIEs’ subsidiaries	Place and Year of Incorporation	Percentage of Direct or Indirect Economic Interest	Principal Activities

Shanghai Hode Information Technology Co., Ltd. (“Hode Information Technology”)	PRC, 2013	100*	Mobile game operation 2
Shanghai Kuanyu Digital Technology Co., Ltd. (“Shanghai Kuanyu”)	PRC, 2014	100*	Video distribution and game distribution 2
Sharejoy Network Technology Co., Ltd. (“Sharejoy Network”)	PRC, 2014	100*	Game distribution 2
Shanghai Hehehe Culture Communication Co., Ltd. (“Shanghai Hehehe”)	PRC, 2014	100*	Comics distribution 2
Shanghai Anime Tamashi Cultural Media Co., Ltd. (“Shanghai Anime Tamashi”)	PRC, 2015	100*	E-commerce platform 2

*	Hode Shanghai is the primary beneficiary of the major VIEs and VIEs’ subsidiaries.

1	These companies were established in the PRC in the form of wholly foreign-owned enterprises.
2	These companies were established in the PRC in the form of investment solely by legal corporations or controlled by natural person(s).

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
Powers of Attorney
. Pursuant to the powers of attorney, each of the nominee shareholders of the VIEs, executed a power of attorney to irrevocably appoint the Company’s relevant subsidiaries or its designated person as nominee shareholder’s attorney-in-fact
to exercise all of the rights as a shareholder of the VIEs, including, but not limited to, the right to convene and attend shareholders’ meeting, vote on any resolution that requires a shareholder vote, such as the appointment or removal of directors and executive officers, other voting rights pursuant to the then-effective articles of association of the VIEs and transfer of VIE’s assets. The powers of attorney will remain in force for so long as the nominee shareholders remain shareholders of the VIEs. The powers of attorney were amended on December 23, 2020, which were extended the life to an indefinite term commencing from December 23, 2020 and will be terminated in the event that (i) the power of attorney is unilaterally terminated by the Company’s relevant subsidiaries; or (ii) it is legally permissible for the Company or any of the subsidiaries to hold equity interests directly or indirectly in VIEs or their designated person is registered to be the sole shareholder of VIEs.
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
In addition, if the Group’s corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

•	revoke the Group’s business and/or operating licenses;

•	impose fines on the Group;

•	confiscate any of the Group’s income that they deem to be obtained through illegal operations;

•	discontinue or place restrictions or onerous conditions on the Group’s operations;

•	restrict the Group’s right to collect revenues;

•	shut down the Group’s servers or block the Group’s app/websites;

•	require the Group to restructure the operations, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.
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

The following combined financial information of the Group’s VIEs and VIEs’ subsidiaries as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 included in the accompanying consolidated financial statements of the Group was as follows:

	December 31, 2022	December 31, 2023
	RMB in thousands
Cash and cash equivalents	1,590,440	1,893,282
Time deposits	4,186	4,259
Restricted cash	—	50,000
Accounts receivable, net	619,927	800,158
Amounts due from Group companies	507,849	484,413
Amount due from related parties	119,857	3,412
Prepayments and other current assets	883,903	477,430
Short-term investments	272,340	206,811
Long-term investments, net	1,852,740	1,633,932
Other non-current assets	5,852,315	5,216,774

Total assets	11,703,557	10,770,471

Accounts payable	3,452,192	3,320,121
Salary and welfare payables	343,786	310,062
Taxes payable	165,162	123,728
Short-term loan	400,000	600,000
Deferred revenue	2,138,539	2,116,463
Accrued liabilities and other payables	531,188	619,556
Amounts due to the Group companies	12,415,760	12,631,675
Amounts due to related parties	27,929	14,845
Other long-term payable	269,623	302,203

Total liabilities	19,744,179	20,038,653

Total Bilibili Inc’s shareholders’ deficit	(8,042,238)	(9,279,384)
Noncontrolling interests	1,616	11,202

Total shareholders’ deficit	(8,040,622)	(9,268,182)

Total liabilities and shareholders’ deficit	11,703,557	10,770,471

F-1
8

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Operations (Continued)

	For the Year Ended December 31,
	2021	2022	2023
	RMB in thousands
Third-party revenues	12,867,536	14,876,639	14,642,361
Inter-company revenues	1,574,896	1,198,107	990,698

Total revenues	14,442,432	16,074,746	15,633,059
Third-party costs and expenses	(16,283,295)	(18,436,865)	(15,591,936)
Inter-company consulting and services costs and expenses	(593,272)	(726,875)	(581,599)
Other inter-company costs and expenses	(271,096)	(418,667)	(282,725)

Total costs and expenses	(17,147,663)	(19,582,407)	(16,456,260)
Loss from non-operations	(163,146)	(268,584)	(263,022)

Loss before income tax expenses	(2,868,377)	(3,776,245)	(1,086,223)
Income tax	(38,997)	(89,660)	(31,321)

Net loss	(2,907,374)	(3,865,905)	(1,117,544)
Net loss/(profit) attributable to noncontrolling interests	10,367	9,088	(9,587)

Net loss attributable to Bilibili Inc.’s shareholders	(2,897,007)	(3,856,817)	(1,127,131)

	For the Year Ended December 31,
	2021	2022	2023
	RMB in thousands
Consulting and services charges to Group companies	(637,787)	(610,600)	(760,716)
Other operating cashflow from Group companies	1,683,907	3,863,991	1,822,310
Operating cashflow (to)/from third-parties	(1,729,079)	(2,339,697)	828,787

Net cash (used in)/provided by operating activities	(682,959)	913,694	1,890,381

Purchase of short-term investments	(12,610,305)	(7,335,115)	(1,126,000)
Maturities of short-term investments	12,954,425	7,970,552	1,126,500
Placements of time deposits	(39,318)	(1,270)	(5,701)
Maturities of time deposits	54,319	4,444	5,701
Other investing activities	(3,265,756)	(2,188,712)	(944,970)

Net cash used in investing activities	(2,906,635)	(1,550,101)	(944,470)

Investments and loans from/(to) Group companies	3,307,226	1,884,890	(695,870)
Other financing activities	300,000	—	92,265

Net cash provided by/(used in) financing activities	3,607,226	1,884,890	(603,605)

9

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Operations (Continued)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to RMB494.1 million and RMB501.8 million, as of December 31, 2022 and 2023, respectively, as well as certain non-distributable
statutory reserves amounting to RMB24.1 million and RMB31.4 million, respectively, as of December 31, 2022 and 2023. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.
Liquidity
The Group incurred net losses of RMB6,808.7 million, RMB7,507.7 million and RMB4,811.7 million for the years ended December 31, 2021, 2022 and 2023, respectively. Net cash used in operating activities was RMB2,647.0 million

and
RMB3,911.4 million
for the years ended December 31, 2021
 and
2022, respectively, and net cash provided by operating activities was RMB
266.6
 million for the year ended December 31, 2023. Accumulated deficit was RMB21,479.9 million and RMB26,310.8 million as of December 31, 2022 and 2023, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments. Historically, the Group has relied principally on both operational sources of cash and non-operational
sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling costs and operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. In the past, the Group has been continuously receiving financing support from outside investors.
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
In January 2023, the Company completed an offering of 15,344,000 American depositary shares (the “ADS Offering”). The amount of net proceeds from the Offering (after deducting all applicable costs and expenses including but not limited to selling commission) is approximately US$396.9 million (RMB2,689.4 million). Shortly thereafter, the Company completed repurchase of an aggregate principal amount of US$384.8 million (RMB2.6 billion) of its outstanding
0.50% convertible senior notes due December 2026 with the aggregate purchase price of US$331.2 million (RMB2.2
b
illion), which was funded by the net proceeds from the ADS Offering. And the remaining net proceeds, after deducting selling commissions of the ADS Offering is US$68.8 million. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. Based on the above considerations, the Group believes the cash and cash equivalents and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the consolidated financial statements. The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

F-
2
0

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
The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs (inclusive of the VIEs’ subsidiaries) for which the Company is the primary beneficiary.
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
All transactions and balances among the Company, its subsidiaries and VIEs (inclusive of the VIEs’ subsidiaries) have been eliminated upon consolidation. There is no VIE in the Group where the Company or any subsidiary
has a variable interest but is not the primary beneficiary.

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
Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in exchange losses on the consolidated statements of operations and comprehensive loss.

e)	Convenience Translation
Translations of balances on the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.0999, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2023. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at such rate.

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
The Group’s financial instruments include cash and cash equivalents, restricted cash, time deposits, accounts receivable, other receivables, amounts due from/to related parties, short-term investments, accounts payable, short-term loan, accrual liabilities and other payables of which the carrying values approximate their fair values. Please see Note 22 for additional information.

F-2
3

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

g)	Cash and cash equivalents, restricted cash and time deposits
Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in the United States of America and China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2022 and 2023, there were cash on hand and demand deposits with terms less than three months denominated in U.S. dollars amounting to approximately US$
866.7 million and US$181.6 million, respectively (equivalent to approximately RMB6,036.1 million and RMB1,286.5 million, respectively). As of December 31, 2022 and 2023, the Group had cash held in accounts managed by online payment platforms such as Alipay and Paypal in connection with the collection of online service fees for a total amount of RMB51.4 million and RMB43.0 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.
As of December 31, 2022 and 2023, the Group had approximately RMB4,414.9 million and RMB5,632.1 million cash and cash equivalents held by its PRC subsidiaries and the VIEs, representing 43% and 78% of total cash and cash equivalents of the Group, respectively.
Time deposits represent deposits placed with banks with original maturities more than three months but less than one year. As of December 31, 2022 and 2023, there were time deposits denominated in U.S. dollars amounting to approximately US$684.6 million, and US$733.5 million, respectively (equivalent to approximately RMB4,768.0 million and RMB5,194.9 million, respectively).
The Group had no other lien arrangements for the years ended December 31, 2021, 2022 and 2023. Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the consolidated balance sheets. As of December 31, 2022 and 2023, the restricted cash balance was RMB14.8 million and RMB50.0 million.

h)	Receivables, net
The Group’s accounts receivable, amount due from related parties and other receivables recorded in prepayments and other current assets are within the scope of ASC Topic 326. Accounts receivable consist primarily of receivables from advertising customers, and receivables from distribution channels.
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

The Group recorded a provision for current expected credit
losses
. The following table sets out movements of the allowance for expected credit losses for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021	2022	2023
	RMB in thousands
Beginning balance	121,003	292,473	305,535
Provisions/(Reversal)	189,165	130,549	(16,000)
Write-offs	(17,695)	(117,487)	(70,334)

Ending balance	292,473	305,535	219,201

i)	Inventories, net
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
Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The estimated fair value of reporting unit is determined using either an income approach or a market approach, when appropriate. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Group as a whole is determined to be one reporting unit for goodwill impairment testing. The Group applied the quantitative assessment and performed the goodwill impairment test by quantitatively comparing the fair values of the reporting unit to it carrying amounts. The Group determines the fair value of the reporting unit based on its quoted stock price, and no impairment charge was recognized for any of the periods presented
.

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
Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and other compensation-related expenses to the Group’s sales and marketing personnel. Marketing and promotional expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all marketing and promotion costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2021, 2022 and 2023, the marketing and promotional expenses were RMB5,102.9 million, RMB4,051.3 million and RMB3,131.0 million, respectively.

p)	General and administrative expenses
General and administrative expenses consist primarily of salaries and other compensation-related expenses to the Group’s general and administrative personnel, professional fees, severance cost, rental expenses and allowance for expected credit losses.

F-2
8

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

q)	Leases
The Group recognizes the
right-of-use
assets recorded in “Other long-term assets” and corresponding short-term leasing liabilities recorded in “Accrued liabilities and other payables” and long-term leasing liabilities recorded in “Other long-term liabilities” respectively on the consolidated balance sheet
s
.
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
The Group leases office space under
non-cancelable
operating lease agreements, which mainly expire at various dates through
2026
. As of December 31, 2022 and 2023, the Group’s operating leases had a weighted average remaining lease term of 3.3 years and 2.6 years and a weighted average discount rate of 4.75% and 4.75%, respectively. Future lease payments under operating leases as of December 31, 2023 were as follows:

December 31, 2023
RMB in thousands

2024	201,694
2025	180,547
2026	121,161
2027	80

Total future lease payments	503,482
Impact of discounting remaining lease payments	(30,027)

Total lease liabilities	473,455

Operating lease cost for the years ended December 31, 2021, 2022 and 2023 was RMB177.4 million, RMB275.1 million and RMB
198.7
 million, respectively, which excluded cost of short-term contracts. Short-term lease cost for the years ended December 31, 2021, 2022 and 2023 was immaterial.
Supplemental cash flow information related to operating leases was as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB in thousands
Cash payments for operating leases	161,997	200,376	206,518
Right-of-use assets obtained/(released) in exchange for operating lease liabilities	152,481	467,765	(60,910)

9

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

r)	Share-based compensation
Share based compensation expenses arise from share-based awards, including share options and restricted share units(“RSUs”) for the purchase of the Company’s ordinary shares. The Group accounts for share-based awards granted to employees in accordance with ASC 718
Compensation -
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
For share-based awards granted with service conditions
only
, share-based compensation expenses are recorded net of estimated forfeitures using straight-line method during the requisite service period, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

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
Short-term investments
Short-term investments primarily include financial products with variable interest rates referenced to performance of underlying assets issued by commercial banks or other financial institutions and investments in publicly traded companies with the intention to be sold within twelve months.
In accordance with ASC 825,
Financial Instruments
, for financial products with variable interest rates referenced to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value. Changes in the fair value of these investments are reflected on the consolidated statements of operations and comprehensive loss as “Investment loss, net (including impairments)”. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period.

F-
3
0

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

t)	Investments (Continued)
Short-term investments (continued)

For investments in publicly traded companies, the Group carries the investments at fair value at the end of each reporting period. Changes in the fair value of these investments are reflected on the consolidated statements of operations and comprehensive loss as “Investment loss, net (including impairments)”.
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
, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records the investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investments on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize its proportionate share of each equity investee’s net income or loss into earnings and cash distributions from investees, after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized as “Investment loss, net (including impairments)” in the consolidated statements of operations and comprehensive
loss when the decline in value is determined to be other-than-temporary.

F-3
1

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

t)	Investments (Continued)
Long-term investments, net (continued)

Investments accounted for at fair value
In accordance with ASC 825,
Financial Instruments
, for financial products with variable interest rates referenced to performance of underlying assets and with original maturities greater than one year, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value. Changes in the fair value of these investments are reflected on the consolidated statements of operations and comprehensive loss as “Investment loss, net (including impairments)”.
For investments in publicly traded companies with an intention of holding greater than one year, the Group carries the investments at fair value at the end of each reporting period. Changes in the fair value of these investments are reflected on the consolidated statements of operations and comprehensive loss as “Investment loss, net (including impairments)”.

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
more-likely-than-not
threshold and a
two-step
approach for the tax position measurement and financial statement recognition. Under the two-step
approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not
that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likelihood of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under income tax expenses in its consolidated statements of operations and comprehensive loss. The Group did not have any material unrecognized uncertain tax positions as of and for the years ended December 31, 2021, 2022 and 2023, respectively. The Group also did not expect any material increase or decrease in unrecognized tax liability within 12 months following the reporting date.

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
Mobile game services
Exclusively distributed mobile games
For the years ended December 31, 2021, 2022 and 2023, the Group primarily generates revenues from the sale of in-game
virtual items to enhance the game-playing experience.
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
The Group has estimated the average playing period of the paying players for each game, usually between one to ten months. The Group considers the average period that players typically play the games and other game player behavior patterns, as well as various other factors to arrive at the best estimates for the estimated playing period of the paying players. To compute the estimated average playing period for paying players, the Group considers the initial purchase date as the starting point of a paying player’s lifespan. The Group tracks populations of paying players who made their initial purchases during the interval period (the “Cohort”) and tracks each Cohort to understand the subsequent churn rate of the paying players of each Cohort, i.e. the number of paying players from each Cohort who left subsequent to their initial purchases (the “churn rate”). To determine the ending point of a paying player’s lifespan beyond the date for which observable data are available, the Group extrapolates the historical churn rate to arrive at an average playing period for paying players of the selected games. If a new game is launched and only a limited period of paying player data is available, then the Group considers the estimated average playing period of the Group’s other mobile games which has similar characteristics with the new game. When the Group believes it can reasonably estimate average playing period of new games based on newly available paying players information, the Group may prospectively apply the change of estimate.
The Group applies portfolio approach in estimating the average playing period of the paying players for the recognition of mobile game revenue given that the effect of applying a portfolio approach to a group game players’ behavior would not differ materially from considering each one of them individually.
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

Valued added services (“VAS”)
The Group offers premium membership, live broadcasting, comics and other paid contents to the customers.
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
Advertising services
The Group provides various advertising formats, mainly include but not limited to advertisements appearing on the app opening page, banner text-links, logos, buttons and rich media, brand advertising, performance-based advertising and native advertisements which are customized according to advertisers’ needs. The Group determines each format of advertisements which is a distinct performance obligation. Consideration is allocated to each performance obligation based on its standalone selling price. The Group recognizes revenue on a pro-rata
basis for each performance obligation, commencing on the date the advertisements are displayed on the Group’s platform or upon the performance obligations are satisfied, generally when users click on links.
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

IP derivatives and others (formerly known as
E-commerce
and others)
IP derivatives and others are mainly from the sales of products through the Group’s
e-commerce
platform, as well as revenues from
e-sports
copyright sublicensing. IP derivatives and others are recognized when control of promised goods or services is transferred to the customers, which generally occurs upon the acceptance of the goods or services by the customers. Pursuant to ASC
606-10-55-39,
for arrangements where the Group is primarily responsible for fulfilling the promise to provide the goods or services, is subject to inventory risk, and has latitude in establishing prices and selecting suppliers, revenues are recorded on a gross basis. Otherwise, revenues are recorded on a net basis. Cash coupons, granted to the customers for free at the Group’s discretion, are recorded as a reduction of the arrangement’s transaction price thereby reducing the amount of revenue recognized as the payment is not for a distinct good or service received from the customer in accordance with ASC
606-10-32-25.
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
Deferred revenue relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance from game players in mobile games, from customers in advertising services, live broadcasting services and other VAS, and
e-commerce
platforms. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the receipts in advance balance at the beginning of the year was RMB1,993.7 million, RMB2,583.6 million and RMB2,760.5 million for the years ended December 31, 2021, 2022 and 2023, respectively.

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
The Group expenses the costs to obtain a contract as incurred when the amortization period is one year or less.
The following table presents the Group’s net revenues disaggregated by revenue sources:

	For the Year Ended December 31,
	2021	2022	2023
	RMB in thousands
Mobile games	5,090,926	5,021,290	4,021,137
Value-added services	6,934,886	8,715,170	9,910,080
Advertising	4,523,421	5,066,212	6,412,040
IP derivatives and others (formerly known as E-commerce and others)	2,834,451	3,096,495	2,184,730

Total net revenues	19,383,684	21,899,167	22,527,987

w)	Cost of revenues
Cost of revenues consists primarily of revenue sharing costs to mobile games developers and distribution channels and payment channels, revenue sharing with the hosts and content creators, staff costs, content costs, server and bandwidth service costs, depreciation expenses and other direct costs of providing these services as well as cost of merchandise sold. These costs are charged to the consolidated statements of operations and comprehensive loss as incurred.

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
Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the exercise of outstanding share options and restricted share units using the treasury stock method and ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes using the if-converted
method. The computation of diluted net loss per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net loss per share. Net loss per ordinary share is computed on Class Y Ordinary Shares and Class Z Ordinary Shares combined basis, because both classes have the same dividend rights in the Company’s undistributed net income.

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
Pursuant to the laws applicable to China’s Foreign Invested Enterprises(“FIE”), the Company’s subsidiaries that are FIEs in China have to make appropriations from their after-tax
profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax
profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion.
The following table presents the Group’s appropriations to general reserve funds and statutory surplus funds for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021	2022	2023
	RMB in thousands
Appropriations to general reserve funds and statutory surplus funds	6,737	11,552	8,576

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

ee)	Recently issued accounting pronouncements
In November, 2023, new FASB guidance requires incremental disclosures related to a public entity’s reportable segments but does not change the definition of a segment, the method for determining segments, or the criteria for aggregating operating segments into reportable segments. The FASB issued the new guidance primarily to provide financial statement users with more disaggregated expense information about a public entity’s reportable segments. The new guidance is effective for calendar year public entities in 2024 year-end
financial statements, and should be adopted retrospectively unless impracticable. Early adoption is permitted.
In December, 2023, the FASB issued ASU
2023-09
“Income Taxes (Topics 740): Improvements to Income Tax Disclosures” to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for our annual periods beginning January 1, 2025, with early adoption permitted.
In March, 2024, the SEC adopted its rules covering climate-related disclosures which require registrants to provide certain climate-related disclosures in registrants’ SEC filings. The rules require registrants to disclose strategy, governance, risk management, targets and goals, greenhouse gas emissions, and financial statement effects. The rules provide phased effective dates and transition provisions, with some entities required to adopt most elements of the new rules as early as 2025.
The Group is currently evaluating the impact of the above new accounting pronouncements or guidances on the consolidated financial statements.
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

F-
4
0

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Concentrations and Risks

a)	Telecommunications service provider
The Group relied on telecommunications service providers and their affiliates for servers and bandwidth services to support its operations for the years ended December 31, 2021, 2022 and 2023 as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB in thousands
Total number of telecommunications service providers	126	153	116
Number of service providers providing 10% or more of the Group’s servers and bandwidth expenditure	3	3	2
Total percentage of the Group’s servers and bandwidth expenditure provided by 10% or greater service providers	55%	45%	23%

b)	Foreign currency exchange rate risk
The functional currency and the reporting currency of the Company are U.S. dollars and RMB, respectively. The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, time deposits, short-term and long-term investments, convertible senior notes and accounts payable denominated in the U.S. dollars. Most of the Group’s revenues, costs and expenses are denominated in RMB, while the convertible senior notes and a portion of cash and cash equivalents, time deposits, short-term and long-term investments, and accounts payable are denominated in U.S. dollars. Any significant fluctuation of RMB against U.S. dollars may materially and adversely affect the Group’s cash flows, revenues, earnings and financial positions.

c)	Credit risk
The Group’s financial instruments potentially subject to significant concentrations of credit risk primarily consist of cash and cash equivalents, time deposits, restricted cash, accounts receivable, money market funds and financial products (recorded in the short-term and long-term investments) with variable interest rates referenced to performance of underlying assets issued by commercial banks and other financial institutions. As of December 31, 2022 and 2023, substantially all of the Group’s cash and cash equivalents, restricted cash and time deposits were held in major financial institutions located in the United States of America and China, which management consider being of high credit quality. Accounts receivable is typically unsecured and is primarily derived from revenue earned from advertising, VAS and mobile game services (mainly relates to remittances due from payment channels and distribution channels). The following table presents distribution channel and customer that had receivable balance exceeding

10
% of
the Group’s accounts receivable balance as of December 31, 2022 and
2023.

RMB in thousands	December 31, 2022	December 31, 2023

Distribution channel A	<10%	236,549
Customer A	<10%	235,125

F-4
1

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Concentrations and Risks (Continued)

d)	Major customers and supplying channels
No single customer represented
10
% or more of the Group’s net revenues for the years ended December 31, 2021, 2022 and 2023, respectively.
The Group relied on a distribution channel to publish and generate the iOS version of its mobile games. There is no single distribution channel of mobile games generated 10% or more of the Group’s net revenues for the years ended December 31, 2021, 2022 and 2023, respectively.

e)	Mobile games
Mobile game revenues accounted for 26%, 23% and 18% of the Group’s total net revenues for the years ended December 31, 2021, 2022 and 2023, respectively.
No mobile games individually contributed more than 10% of the Group’s total net revenues for the years
ended December 31, 2021, 2022 and 2023, respectively.

4.	Prepayments and Other Current Assets
The following is a summary of prepayments and other current assets:

	December 31, 2022	December 31, 2023
	RMB in thousands
Prepayments for sales tax	435,373	321,817
Prepayments for revenue sharing cost*	559,178	308,777
Inventories, net	437,451	186,497
Interest income receivable	79,641	122,375
Deposits	31,461	77,224
Prepayments of marketing and other operational expenses	125,685	68,830
Prepayments to inventory suppliers	76,598	54,498
Prepayments for content cost	62,564	31,856
Loans to investees or ongoing investments	25,458	19,343
Prepayments /receivables relating to jointly invested content	22,901	18,339
Others	94,263	63,232

Total	1,950,573	1,272,788

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
services to
end-users.

F-4
2

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.	Short-term Investments
The following is a summary of short-term investments:

	December 31, 2022	December 31, 2023
	RMB in thousands
Financial products	3,580,792	1,596,512
Investments in publicly traded companies	1,042,660	1,056,553

Total	4,623,452	2,653,065

For the years ended December 31, 2021, 2022 and 2023, the Group recorded investment income of RMB138.3 million, RMB18.2 million and investment loss of RMB187.6 million related to short-term investments on the consolidated statements of operations and comprehensive loss, respectively.

6.	Property and Equipment, Net
The following is a summary of property and equipment, net:

	December 31, 2022	December 31, 2023
	RMB in thousands
Leasehold improvements	282,007	232,044
Servers and computers	2,830,434	3,029,118
Others	64,595	63,308

Total	3,177,036	3,324,470
Less: accumulated depreciation	(1,949,873)	(2,609,736)

Net book value	1,227,163	714,734

Depreciation expenses were RMB538.6 million, RMB755.5 million and RMB727.2 million for the years ended December 31, 2021, 2022 and 2023, respectively. No impairment was recognized for any of periods presented.

F-4
3

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	Intangible Assets, Net
The following is a summary of intangible assets, net:

	As of December 31, 2022
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB in thousands
Licensed copyrights of content	7,131,626	(4,622,992)	2,508,634
License rights of mobile games	427,726	(300,659)	127,067
Intellectual property and others	2,337,508	(646,419)	1,691,089

Total	9,896,860	(5,570,070)	4,326,790

	As of December 31, 2023
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB in thousands
Licensed copyrights of content	8,052,943	(5,759,614)	2,293,329
License rights of mobile games	328,702	(265,955)	62,747
Intellectual property and others	2,424,040	(1,152,583)	1,271,457

Total	10,805,685	(7,178,152)	3,627,533

Amortization expenses were RMB1,903.2 million, RMB2,581.3 million and RMB2,003.2 million for the years ended December 31, 2021, 2022 and 2023, respectively. No impairment charge was recognized for any of the periods presented.
As of December 31, 2023, the licensed copyrights of content have weighted-average useful lives of 3.43 years.
The intangible assets amortization expense for future years is expected to be as follows:

Intangible assets amortization expense
RMB in thousands
2024	1,532,739
2025	953,211
2026	481,844
2027	220,076
2028	147,229
Thereafter	292,434

Total expected amortization expense	3,627,533

8.	Goodwill

	December 31, 2022	December 31, 2023
	RMB in thousands
Beginning balance	2,338,303	2,725,130
Additions (Note 25)	386,827	—

Ending balance	2,725,130	2,725,130

No impairment charge was recognized for the years ended December 31, 2021, 2022 and 2023, respectively.

F-4
4

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.	Long-term Investments, Net
The Group’s long-term investments primarily consist of equity investments accounted for using the measurement alternative, equity investments accounted for using the equity method and other investments accounted for at fair value.

	December 31, 2022	December 31, 2023
	RMB in thousands
Equity investments accounted for using the measurement alternative	2,844,630	2,421,609
Equity investments accounted for using the equity method	1,923,144	1,862,739
Investments accounted for at fair value	883,244	82,284

Total	5,651,018	4,366,632

Equity investments using the measurement alternative
The Group elects to use measurement alternative for recording equity investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes, in accordance with ASU
2016-01.
Under this measurement alternative, changes in the carrying value of the equity investments will be recognized in current earning, whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in “Investment loss, net (including impairments)” equal to the difference between the carrying value and fair value.
RMB31.5 million
re-measurement
loss, RMB152.2 million
re-measurement
gain and RMB86.7 million
re-measurement
loss of equity investments accounted for using the measurement alternative was recognized for the years ended December 31, 2021, 2022 and 2023, respectively.
For equity investments accounted for using the measurement alternative as of December 31, 2022, the Company recorded cumulative upward adjustments of nil
and cumulative impairments and downward adjustments of RMB
519.7
million.
For equity investments accounted for using the measurement alternative as of December 31, 2023, the Company recorded cumulative upward adjustments of nil
and cumulative impairments and downward adjustments of RMB
758.2
million.
The Group recorded impairment charges for long-term investments of RMB91.5 million, RMB465.6 million and RMB278.9 million as “Investment loss, net (including impairments)” for
the years ended December 31, 2021, 2022 and 2023, respectively, as the investees’ unsatisfied financial performance with no obvious upturn or potential financing solutions in the foreseeable future, and the Group determined the fair value of these investments was less than their carrying value.
The Company disposes several equity investments of the Group with the carrying amount of RMB10.4 million, RMB493.1 million
 and
RMB10.2 million for the years ended December 31, 2021, 2022 and 2023, respectively. The difference between the consideration and their carrying value was recognized as “Investment loss, net (including impairments)”.
RMB0.8 million, RMB171.3
million and
RMB3.9 million
disposal gain was recognized for the years ended December 31, 2021, 2022 and 2023, respectively.
Equity investments accounted for using the equity method
RMB37.2 million, RMB211.6 million and RMB112.1 million
of the Group’s proportionate share of equity investee’s net loss, was recognized in “Investment loss, net (including impairments)” for the years ended December 31, 2021, 2022 and 2023, respectively.

F-4
5

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Investments accounted for at fair value
Investments accounted for at fair value primarily include financial products with variable interest rates referenced to performance of underlying assets and with original maturities more than one year and investments in publicly traded companies with an intention of holding more than one year. A loss of RMB156.0 million, RMB198.6 million and a gain of
RMB158.4 million
resulted from the change in fair value was recognized in “Investment loss, net (including impairments)” for the years ended December 31, 2021, 2022 and 2023, respectively.

10.	Taxation
Composition of income tax
The following table presents the composition of income tax expenses for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021	2022	2023
	RMB in thousands
Current income tax expenses	102,715	122,451	81,797
Withholding income tax expenses	14,066	18,189	22,284
Deferred tax benefits	(21,492)	(36,495)	(25,376)

Total	95,289	104,145	78,705

a)	Income taxes
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
Hong Kong, China
Hong Kong profits tax has been provided for at half the current tax rate (i.e.,
8.25
%) for the first HK$2 million on the estimated assessable profits while the remaining profits will continue to be taxed at the existing 16.5% tax rate for the years ended December 31, 2021, 2022 and 2023, respectively.
Mainland, China
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
The following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021	2022	2023
	%	%	%
Statutory income tax rate	25.00	25.00	25.00
Permanent differences	(1.19)	6.74	(1.33)
Tax rate difference from statutory rate in other jurisdictions*	(1.43)	(3.19)	(2.96)
Tax effect of preferential tax treatments	(7.94)	(8.91)	(4.73)
Withholding tax	(0.21)	(0.25)	(0.47)
Change in valuation allowance	(15.65)	(20.79)	(17.17)

Effective income tax rate	(1.42)	(1.40)	(1.66)

*	It is primarily due to the tax effect of the Company as a tax-exempt entity incorporated in Hong Kong and the Cayman Islands.
As of December 31, 2023, certain entities of the Group had net operating tax loss carry forwards as follows:

RMB in thousands
Loss expiring in 2024	162,936
Loss expiring in 2025	266,833
Loss expiring in 2026	938,387
Loss expiring in 2027	1,070,687
Loss expiring in 2028 and thereafter	18,650,349

Total	21,089,192

F-4
7

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Taxation (Continued)

b)	Sales tax
The Group’s majority of subsidiaries and VIEs incorporated in China are subject to value added tax (“VAT”) for services rendered at a rate of 6% and for goods sold mainly at a rate of 13
%, offset by VAT on purchases. All
entities in China are also subject to surcharges on value-added tax payments in accordance with PRC law. In addition, the Group’s advertising revenues are also subject to culture business construction fee at a rate of 3%, which was reduced to 1.5% since July 1, 2019, valid until December 31, 2024.

c)	Deferred tax assets and liabilities
The following table present
s
 the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2022 and 2023:

	December 31, 2022	December 31, 2023
	RMB in thousands

Deferred tax assets:
Deferred revenue	473,200	280,872
Net operating tax loss carry forwards	2,684,042	3,542,650
Accruals and others*	543,816	667,180

Total deferred tax assets	3,701,058	4,490,702

Less: valuation allowance	(3,657,467)	(4,444,111)

Net deferred tax assets	43,591	46,591

Deferred tax liabilities
Acquired intangible assets (Note 25)	(110,923)	(88,547)

Total deferred tax liabilities	(110,923)	(88,547)

*	Accrued and others primary represent accrued expenses which are not deductible until paid under PRC laws, as well as non-deductible advertising expenses.
Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity
basis. As of December 31, 2022 and 2023, valuation allowances were provided against deferred tax assets in entities where it was determined it was more-likely-than-not
that the benefits of the deferred tax assets will not be realized.
The following table sets forth the movement of the aggregate valuation allowances for deferred tax assets for the periods presented:

	Balance at January 1	Re-measurement due to applicable preferential tax rate for HNTE	Addition	Expiration of loss carry forward and impact of disposal/close of subsidiaries	Balance at December 31
2021	(977,333)	—	(1,154,342)	9,598	(2,122,077)
2022	(2,122,077)	—	(1,543,301)	7,911	(3,657,467)
2023	(3,657,467)	(18,437)	(822,414)	54,207	(4,444,111)

8

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Taxation (Continued)

d)	Withholding income tax on dividends
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
To the extent that subsidiaries and VIEs of the Group have undistributed earnings, the Group will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2022 and 2023, the Group did not record any withholding tax on the retained earnings of its subsidiaries and VIEs in the PRC as most of which were still in accumulated deficit position.

F-
4
9

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.	Taxes Payable
The following is a summary of taxes payable as of December 31, 2022 and 2023:

	December 31, 2022	December 31, 2023
	RMB in thousands
EIT payable	109,864	131,824
VAT payable	58,624	57,647
Withholding income tax payable	55,854	45,308
Withholding individual income taxes for employees	46,739	42,623
Others	45,163	67,848

Total	316,244	345,250

12.	Short-term loan and current portion of long-term debt

	Balance at December 31, 2022,			Balance at December 31, 2023
	Interest Rate Range	Maturity Date	Amount	Interest Rate Range	Maturity Date	Amount
			RMB in thousands			RMB in thousands

Unsecured bank loans	3.10%~3.70%	Within 12 months	1,242,882	3.00%~3.26%	Within 12 months	1,401,986
Unsecured borrowing	3.79%	Within 12 months	240,871	—	—	—
April 2026 Notes (Note 14)	—	—	—	1.375%	Within 12 months	3,017,339
December 2026 Notes (Note 14)	—	—	—	0.50%	Within 12 months	3,036,428
2027 Notes (Note 14)	1.25%	Within 12 months	5,137,633	—	—	—

Total			6,621,386			7,455,753

F-
5
0

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.	Accrued Liabilities and Other Payables
The following is a summary of accrued liabilities and other payables as of December 31, 2022 and 2023:

	December 31, 2022	December 31, 2023
	RMB in thousands

Accrued marketing expenses	777,572	775,126
Payables to producers and licensors	159,950	309,680
Advances from/payables to third parties	6,420	197,294
Leasing liabilities - current portion	238,687	188,504
Professional fees	94,342	125,415
Deposits	48,637	78,169
Interest payable	17,731	15,367
Consideration payable for acquisitions and investments	110,518	11,912
Other staff related cost	5,372	4,866
Others	75,733	74,290

Total	1,534,962	1,780,623

14.	Convertible Senior Notes
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
Holders of the April 2026 Notes may require the Company to repurchase all or part of their April 2026 Notes in cash on April 1, 2024 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.
As of December 31, 2022 and 2023, the principal amount of April 2026 Notes was RMB2,990.2 million and RMB3,040.9 million, respectively. The unamortized debt issuance costs were RMB33.4 million and RMB23.6 million as of December 31, 2022 and 2023, respectively.
The issuance costs of the April 2026 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., April 1, 2026). For the years ended December 31, 2021, 2022 and 2023, the April 2026 Notes related interest expense was US$7.6 million, US$7.3 million and US$7.4 million (RMB51.9 million), respectively.
As of December 31, 2023, the carrying amount of RMB3,017.3 million (US$426.0 million) of the April 2026 Notes are short-term in nature as the April 2026 Notes holder had a non-contingent
option to require the Group to repurchase for cash all or any portion of their April 2026 Notes within one year.
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

F-5
1

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
Holders of the 2027 Notes may require the Company to repurchase all or part of their 2027 Notes in cash on June 15, 2023 and June 15, 2025, or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.
As of December 31, 2022 and 2023, the principal amount of 2027 Notes was RMB5,195.6 million and RMB0.7 million, respectively. The unamortized debt issuance costs were RMB58.0 million and RMB5.7 thousand as of December 31, 2022 and 2023, respectively.
The issuance costs of the 2027 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., June 15, 2027). For the years
ended December 31,2021, 2022 and 2023, the 2027 Notes related interest expen se
was US$11.9 million, US$11.8 million and US$5.0 million (RMB34.8 million), respectively.
During the year ended December 31, 2021, US$1,000 in aggregate principal amount of 2027 Notes were converted, pursuant to which the Company issued 24 ADSs to the holders of such Notes. Accordingly, the balance of the notes convert ed
were derecognized and recorded as ordinary shares and additional paid-in capital.
During
the year ended December 31, 2022, the Company repurchased an aggregate principal amount of US$54.0 million (RMB385.7 million) of 2027 Notes for a total cash consideration of US$49.3 million (RMB352.0 million), with the gain of US$4.1 million (RMB29.3 million).
During
the year ended December 31, 2023, the Company repurchased an aggregate principal amount of US$745.9 million (RMB5.3 billion
)
2027 Notes with the aggregate cash purchase price of US$745.9 million (RMB5.3
b
illion) with the loss of US$7.6 million (RMB54.0 million).
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
Holders of the December 2026 Notes may require the Company to repurchase all or part of their December 2026 Notes in cash on December 1, 2024, or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.
As of December 31, 2022 and 2023, the principal amount of December 2026 Notes was RMB5,792.6 million and RMB3,062.6 million. The unamortized debt issuance costs were RMB66.3 million and RMB26.2 million as of December 31, 2022 and 2023, respectively.
The issuance costs of the December 2026 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., December 1, 2026). For the years ended December 31, 2021, 2022 and 2023 the December 2026 Notes related interest expense was US$1.4 million, US$11.0 million and US$3.6 million (RMB25.2 million).
As
of December 31, 2023, the carrying amount of RMB3,036.4 million (US$428.7 million) of the December 2026 Notes are short-term in nature because the December 2026 Notes holder had a non-contingent
option to require the Group to repurchase for cash all or any portion of their December 2026 Notes within one year.

F-5
2

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.	Convertible Senior Notes (Continued)

During
the year ended December 31, 2022, the Company repurchased an aggregate principal amount of US$768.3 million (RMB5.2 billion) of December 2026 Notes for a total cash consideration of US$568.6 million (RMB3.8 billion), with the gain of US$ 190.3 million (RMB1,289.5 million)
.
During
the year ended December 31, 2023, the Company repurchased an aggregate principal amount of US$384.8 million
(RMB2.6 billion)
of December 2026 Notes in the amount of US$331.2 million (RMB2.2
b
illion) funded by the net proceeds from the ADS offering, with the gain of US$49.5 million (RMB336.5 million). Besides, the Company repurchased an aggregate principal amount of US$14.5 million
(RMB104.0 million)
December 2026 Notes with the aggregate cash purchase price of US$13.0 million (RMB93.3 million) with the gain of US$1.4 million

(RMB9.8

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
The following table provides a summary of the Company’s
non-current
portion of unsecured senior notes as of December 31, 2022 and December 31, 2023:

	December 31, 2022	December 31, 2023	Effective interest rate
	Amounts	Amounts
	RMB in thousands
April 2026 Notes	2,956,815	—	1.74%
2027 Notes	—	646	1.52%
December 2026 Notes	5,726,335	—	0.80%

Carrying value	8,683,150	646
Unamortized discount and debt issuance costs	99,698	6

Total principal amounts of unsecured senior notes	8,782,848	652

F-5
3

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.	Convertible Senior Notes (Continued)

As of December 31, 2023, the fair value of April 2026 Notes, 2027 Notes and December 2026 Notes, based on Level 2 inputs, was RMB5.8 billion.
As of December 31, 2023, RMB57.1 million, RMB6.2 billion and nil
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
In January 2023, the Company completed the offering of 15,344,000 ADSs at US$26.65 per ADS. The amount of net proceeds from such offering (after deducting all applicable costs and expenses including but not limited to selling commission) is approximately US$396.9 million (RMB2,689.4 million).
The Company announced in March 2022 that its board of directors had authorized a share repurchase program, under which the Company may repurchase up to US$500 million of its ADSs for the next 24 months. The Company had repurchased a total of 2.6 million ADSs for a total cost of US$53.6 million as of December 31,
2022, and no shares had been repurchased during 2023.

F-5
4

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.	Employee Benefits
The Company’s subsidiaries and the VIEs and subsidiaries of the VIEs incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries and VIEs and subsidiaries of the VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution. The following table presents the Group’s employee welfare benefits expenses for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021	2022	2023
	RMB in thousands
Contributions to medical and pension schemes	695,310	934,876	814,296
Other employee benefits	65,990	99,303	92,797

Total	761,300	1,034,179	907,093

17.	Share-based Compensation

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
In February 2018, the Group adopted its 2018 Share Incentive Plan (the “2018 Plan”) to provide additional incentives to employees, directors and consultants and promote the success of its business. The maximum aggregate number of Class Z Ordinary Shares, which may be issued pursuant to all awards under the 2018 Plan as at December 31, 2023 is 33,132,989 shares.
As at the date on which the voluntary conversion of its secondary listing status to primary listing on the Hong Kong Stock Exchange becomes effective , the Group subsequently amended its 2018 Plan, under which the maximum aggregate number of Class Z ordinary shares may be issued pursuant to all awards is 30,673,710 Class Z ordinary shares, representing 10% of the total number of issued Class Z ordinary shares, which permits the grant of restricted share units (“RSUs”) of the Company to relevant directors, officers, other employees and consultants of the Group.
Option awards are granted with an exercise price determined by the Board of Directors. Those option awards generally vest over a period of zero
to six years and expire in
six
to seven years, and RSUs generally vest over a period of
zero
to six years.

F-5
5

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.	Share-based Compensation (Continued)

a)	Description of share option and RSUs plans (Continued)

RSUs
The following table presents a summary of the Group’s service-based RSUs activities for the years ended December 31, 2022 and 2023:

	Employees	Consultants	Total	Weighted Average Granted fair value
	(In thousands)	(In thousands)	(In thousands)	US$
Outstanding at January 1, 2022	—	—	—	—
Granted	1,932	35	1,967	24.59
Vested	—	—	—	—
Forfeited	—	—	—	—

Unvested at December 31, 2022	1,932	35	1,967	24.59

Outstanding at January 1, 2023	1,932	35	1,967	24.59
Granted	8,796	—	8,796	18.72
Vested	—	(23)	(23)	24.59
Forfeited	(1,059)	—	(1,059)	22.10

Unvested at December 31, 2023	9,669	12	9,681	19.53

The

aggregate number of Class Z Ordinary Shares available for future grant under the 2018 Plan was 19,909,908 as of December 31, 2023.
As of December 31, 2023, total unrecognized compensation expenses related to unvested service-based RSUs granted under the 2018 Plan, adjusted for estimated forfeitures, was RMB1,050.3 million, which is expected to be recognized over a weighted-average period of 4.3 years and may be adjusted for future changes in estimated forfeitures.
Share options

b)	Valuation assumptions
The Group uses binomial option pricing model to determine the fair value of share options. The estimated fair value of each share option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the Year Ended December 31,
	2021	2022	2023*
Expected volatility	53.0%-53.5%	57.6%-58.0%	N/A
Weighted average volatility	53.2%	57.9%	N/A
Expected dividends	—	—	N/A
Risk-free rate	0.9%-1.4%	2.7%-3.6%	N/A
Contractual term (in years)	6-7	6-7	N/A

*	No further options would be granted under the 2018 Share Incentive Plan after the Primary Conversion Effective Date .

F-5
6

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

(c)	Share options activities
The following table presents a summary of the Group’s share options activities for the years ended December 31, 2021, 2022 and 2023:

	Employees	Consultants	Total	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)	(In thousands)	(In thousands)	US$	(In years)	(RMB in thousands)
Outstanding at January 1, 2021	22,067	230	22,297	2.0236	5.41	12,177,047
Granted	3,927	21	3,948	0.0001
Exercised	(3,195)	(68)	(3,263)	0.0001
Forfeited	(472)	—	(472)	0.0001

Outstanding at December 31, 2021	22,327	183	22,510	2.0010	5.01	6,372,503

Outstanding at January 1, 2022	22,327	183	22,510	2.0010	5.01	6,372,503
Granted	5,667	162	5,829	0.0036
Exercised	(3,779)	(150)	(3,929)	0.0001
Forfeited	(2,500)	—	(2,500)	0.2331

Outstanding at December 31, 2022	21,715	195	21,910	2.0283	4.70	3,305,336

Outstanding at January 1, 2023	21,715	195	21,910	2.0283	4.70	3,305,336
Granted	—	—	—	—
Exercised	(2,147)	(64)	(2,211)	0.0001
Forfeited	(1,760)	—	(1,760)	0.1443

Outstanding at December 31, 2023	17,808	131	17,939	2.4701	3.79	1,232,411

Exercisable at December 31, 2023	6,366	37	6,403	3.1143	3.35	551,916

The

weighted average grant date fair value of share options granted for the years ended December 31, 2021
 and
2022 was RMB423.6, RMB126.8 per share, respectively. No further options would be granted under the 2018 Share Incentive Plan after the Primary Conversion Effective Date.
As of December 31, 2023, total unrecognized compensation expenses related to unvested options granted under the Global Share Plan and the 2018 Plan, adjusted for estimated forfeitures, was RMB2,137.6 million, which is expected to be recog
n
ized over a weighted-average period of 2.7 years and may be adjusted for future changes in estimated forfeitures.

F-5
7

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.	Net Loss per Share
For the years ended December 31, 2021, 2022 and 2023, the Company had potential ordinary shares, including share options, RSUs granted, and ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, where applicable. As the Group incurred losses for the years ended December 31, 2021, 2022 and 2023, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share.
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
For the year ended December 31, 2023, the numbers of share options, RSUs and the number of ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 1,271,196 shares, 56,329 shares, 17,347,182 shares, 8,280,834 shares and 4,839,195 shares, respectively.

8

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.	Net Loss per Share (Continued)

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021	2022	2023
	RMB in thousands, except for share and per share data
Numerator:
Net loss	(6,808,739)	(7,507,653)	(4,811,713)
Net loss/(income) attributable to noncontrolling interests	19,511	10,640	(10,608)

Net loss attributable to Bilibili Inc.’s shareholders for basic/dilutive net loss per share calculation	(6,789,228)	(7,497,013)	(4,822,321)

Denominator:
Weighted average number of ordinary shares outstanding, basic	379,898,121	394,863,584	413,210,271
Weighted average number of ordinary shares outstanding, diluted	379,898,121	394,863,584	413,210,271
Net loss per share, basic	(17.87)	(18.99)	(11.67)
Net loss per share, diluted	(17.87)	(18.99)	(11.67)

19.	Commitments and Contingencies

(a)	Commitments
Convertible Senior Notes
The Group’s convertible senior notes are to repay the principal amount and cash interests in connection with the April 2026 Notes, 2027 Notes and December 2026 Notes. The expected repayment schedules of the April 2026 Notes, 2027 Notes and December 2026 Notes has been disclosed in Note 14.

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
However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded material liabilities in this regard as of December 31, 2022 and 2023, respectively.

F-
5
9

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.	Related Party Transactions and Balances
The Group entered into the following significant related party transactions for the periods presented:

	For the Year Ended December 31,
	2021	2022	2023
	RMB in thousands
Purchases of goods and services	117,116	206,931	172,506
(Acquire of)/Transfer of long-term investments 1	(40,837)	275,000	—
Capital contribution/Loans to an entity 2 (“Entity”)	2,785,314	—	—
Repayment of loans and interest from the Entity 2	—	—	696,624
Investment income and interest income	14,366	78,827	48,069
Sales of goods and services	9,136	13,953	12,740
The Group had the following significant related party balances as of December 31, 2022 and 2023, respectively:

	December 31, 2022	December 31, 2023
	RMB in thousands
Amount due from related parties
Due from investment funds 1	103,689	37,506
Due from the Entity 2	1,308,652	646,284
Due from other investees	182,579	106,784

Total	1,594,920	790,574

Amount due to related parties 3	108,307	14,896

1.
The balances due from the investment funds, of which the Company is their limited partners, as of December 31, 2022 and December 31, 2023 were consideration receivables related to the equity investments transferred, which is non-trade
in nature.

2.
The Company established the Entity with an independent third party and two entities controlled by Mr. Rui Chen and Ms. Ni Li, respectively, to acquire the land use rights for a parcel of land in Shanghai for future construction. The balance as of December 31, 2022 and 2023 represents interest-bearing loans and interest expenses related to the Entity, which are non-trade
in nature. The annual interest rates of the loans were from 3.3%

to 4.15%

3.	The balances as of December 31, 2022 and 2023 mainly represent considerations related to long-term investments, which are non-trade in nature.

F-
6
0

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 1 .	Segment Information
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
Substantially the majority of the Group’s revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Group’s long-lived assets are substantially all located in and derived from China, and the amount of long-lived assets attributable to any other individual country is not material. Therefore, no geographical segments are presented.

F-6
1

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 2 .	Fair Value Measurement
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
The Group measures equity investments accounted for using the equity method at fair value on a non-recurring
basis only if an impairment charge were to be recognized. Equity investments accounted for using the measurement alternative are generally not categorized in the fair value hierarchy. However, if equity investments without readily determinable fair values were re-measured or impaired during the years ended December 31, 2022 and 2023, they were classified within Level 3 in the fair value hierarchy because the Group estimated the value of the instruments based on valuation methods using the observable transaction price at the transaction date or other unobservable inputs.
As of December 31, 2022 and 2023, certain equity investments without determinable fair value (Note 9) were measured using unobservable inputs (Level 3) and written down from their respective carrying value to fair value, with impairment charges of RMB465.6 million and RMB278.9 million incurred and recorded in “Investment loss, net (including impairments)” for the years then ended.

2 3 .	Restricted Net Assets
Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the generically reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax
income should be set aside prior to payment of any dividends. As a result of these and other restrictions under the PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their abilities to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB6.5 billion or 46.0% of the Company’s total consolidated net assets as of December 31, 2023. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

F-6
2

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 4 .	Parent Company Only Condensed Financial Information
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
The Company did not have significant capital and other commitments, or guarantees as of December 31, 2022 and 2023.
Condensed balance sheets

	December 31, 2022	December 31, 2023
	RMB in thousands
Cash and cash equivalents	270,138	106,498
Time deposits	4,067,326	—
Amounts due from Group companies	22,313,954	19,213,415
Prepayments and other current assets	61,631	39,941
Short-term investments	1,091,044	625,474
Long-term investments, net	1,157,990	772,559
Investment in subsidiaries and net assets of VIEs and VIEs’ subsidiaries	226,249	—

Total assets	29,188,332	20,757,887

Short-term loan and current portion of long-term debt	5,137,633	6,053,767
Deferred revenue	32,513	9,284
Accrued liabilities and other payables	97,208	93,713
Other long-term payable	8,683,150	15,931
Deficit in subsidiaries and net loss of VIEs and VIEs’ subsidiaries	—	193,292

Total liabilities	13,950,504	6,365,987

Total Bilibili Inc’s shareholders’ equity	15,237,828	14,391,900
Total shareholders’ equity	15,237,828	14,391,900

Total liabilities and shareholders’ equity	29,188,332	20,757,887

F-6
3

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 4 .	Parent Company Only Condensed Financial Information (Continued)

Condensed statements of comprehensive loss and cash flows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB in thousands
Total costs and expenses	(12,405)	(30,558)	(43,924)
Net Loss from subsidiaries and net loss of VIEs and VIEs’ subsidiaries	(6,713,764)	(7,685,211)	(4,745,316)
(Loss)/gain from non-operations	(63,059)	218,756	(33,081)

Loss before income tax expenses	(6,789,228)	(7,497,013)	(4,822,321)

Net loss	(6,789,228)	(7,497,013)	(4,822,321)

	For the Year Ended December 31,
	2021	2022	2023
	RMB in thousands
Net cash used in operating activities	(104,672)	(650,630)	(111,392)

Purchase of short-term investments	(48,781,106)	(33,683,941)	(3,863)
Maturities of short-term investments	36,744,305	45,951,288	982,151
Placements of time deposits	(10,658,126)	(4,878,180)	—
Maturities of time deposits	7,600,828	9,133,225	4,083,893
Investments and loans (to)/from subsidiaries, VIEs and VIEs’ subsidiaries	(11,168,671)	(13,131,173)	383,391
Other investing activities	(1,153,850)	283,028	(76,697)

Net cash (used in)/provided by investing activities	(27,416,620)	3,674,247	5,368,875

Purchase of noncontrolling interests	—	—	(7,027)
Proceeds from exercise of employees’ share options	3	4	2
Proceeds from issuance of ordinary shares, net of issuance costs	19,288,423	—	2,689,380
Repurchase of shares	—	(347,581)	—
Proceeds from/( r epurchase of) issuance of convertible senior notes, net of issuance costs of US$23,402, nil and nil, respectively	10,085,520	(4,201,506)	(7,675,227)
Net cash provided by/(used in) financing activities	29,373,946	(4,549,083)	(4,992,872)

Basis of presentation
The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries and VIEs.
For the Company only condensed financial information, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures.

F-6
4

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 4 .	Parent Company Only Condensed Financial Information (Continued)

Such investments are presented on the condensed balance sheets as “Deficit in subsidiaries and net loss of VIEs and VIEs’ subsidiaries/Investment in subsidiaries and net assets of VIEs and VIE’s subsidiaries” in the condensed balance sheets and share in the subsidiaries’ loss are presented as “Net Loss from subsidiaries and net loss of VIEs and VIEs’ subsidiaries” in the condensed statements of comprehensive loss. The parent company only condensed financial information should be read in conjunction with the Group’s consolidated financial statements.

25.	Acquisitions
There were no acquisition occurred for the year ended December 2023. Introduction to our acquisitions in the prior periods is listed below.
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
Transactions with one game development company (“Game Business”)
In February 2022, the Company signed an agreement to acquire all of the equity interests in Game Business with a total cash consideration of RMB800.0 million. Upon the completion of this transaction, the Group held 100% of equity interests in the Game Business, which became a consolidated subsidiary of the Group.
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

Other acquisitions
For the years ended with December 31, 2022, the Group completed several other acquisitions, to complement its existing business and achieve synergies. The acquired entities individually and in aggregate were not significant. The Group’s other acquisitions are summarized in the following table:

	For the Year Ended December 31,		Amortization Period
	2021	2022
	Amount
	RMB in thousands
Net assets acquired	28,320	85,369
Intangible assets
—Brand	66,000	—	5 years
—Customer relationship	83,000	—	5 years
—Non-compete clause	28,000	9,000	6 years
—Others	71,100	61,000	1 to 10 years
Deferred tax liabilities	—	(17,500)
Goodwill	477,746	42,131

Total	754,166	180,000

Total purchase price comprised of:
	For the Year Ended December 31,
	2021	2022
	Amount
	RMB in thousands
Cash consideration	244,949	150,000
Share consideration	391,244	—
Fair value of previously held equity interests	117,973	30,000

Total	754,166	180,000

Pro forma results of operations for all the acquisitions have not been presented because they were not material to the consolidated statements of operations and comprehensive loss for the years ended December 31, 2021, 2022 and 2023 individually or in aggregate.

26.	Subsequent Events
The Group announced on February 20, 2024 that each holder of its 1.375% Convertible Senior Notes due 2026 (the “April 2026 Notes”) has the right, at the option of such holder, to require the Company to repurchase all of such holder’s Notes or any portion thereof that is an integral multiple of US$1,000 principal amount of cash on April 1, 2024 (the “Repurchase Right”). As of February 20, 2024, there was US$429,343,000 in aggregate principal amount of April 2026 Notes outstanding. If all outstanding Notes are surrendered for repurchase through exercise of the Repurchase Right, the aggregate cash purchase price will be US$429,343,000.

F-6
7