Form 20-F
period 2024-12-31
Bilibili Inc.
filed 2025-03-25
CIK 1723690

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
As of December 31, 2024, there were 416,553,785 ordinary shares outstanding, par value $0.0001 per share, being the sum of 83,715,114 Class Y ordinary shares and 332,838,671 Class Z ordinary shares (excluding 4,707,632 Class Z ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans).
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
If an emerging growth company that prepare its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act., ☐

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

•

“daily active users” or “DAU” are to the sum of active users on our mobile apps and on PC during a given period. Active users on mobile apps refer to total number of mobile devices (including smart TV and other smart devices) that have launched our mobile apps during a given period. Active users on PC refer to the sum of valid logged-in users who visit our website at www.bilibili.com on PC and who engage in PC application during a given period, after eliminating duplicates;

•	“Generation Z+,” “Gen Z+” or “younger generations” are to, for the purposes of this annual report only, the demographic cohort of individuals in China born between 1985 and 2009;

•	“HK$” or “Hong Kong dollars” are to Hong Kong dollars, the lawful currency of Hong Kong;

•	“Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC;

•	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;

•	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;

•

“Main Board” are to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;

•

“monthly active users” or “MAU” are to the sum of active users on our mobile apps and on PC during a given period. Active users on mobile apps refer to total number of mobile devices (including smart TV and other smart devices) that have launched our mobile apps during a given period. Active users on PC refer to the sum of valid logged-in users who visit our website at www.bilibili.com on PC and who engage in PC application during a given period, after eliminating duplicates;

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

•

“paying users” on our platform are to users who make payments for various products and services on our platform, including purchases in mobile games offered on our platform and payments for VAS (excluding purchases on our e-commerce platform). A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user and we add the number of paying users of Maoer and the number of paying users of smart TVs towards our total paying users without eliminating duplicates. “Average monthly paying users” for a period is calculated by dividing the sum of monthly paying users during the specified period by the number of months in such period;

•

“premium members” are to members who have subscribed to our premium membership, which allows these members to enjoy exclusive or advance access to our premium OGV content. We calculate premium members based on the number of members whose premium package is still valid by the last day of a given month;

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

•

“VAS” are to value-added services, including premium membership, live broadcasting, Bilibili Comics, Maoer, and other PUGV and community related VASs, such as fan charging program, Bilibili premium course and avatar decoration; and

•

“video-based content” are to, for the purposes of this annual report only, video content on video-centric platforms and non-video-centric platforms as well as mobile games. Non-video-centric platforms include social media, instant messaging, e-commerce, browser, and other kind of platforms.

Our reporting currency is the Renminbi because our business is mainly conducted in mainland China and a substantial majority of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.2993 to US$1.00, the exchange rate on December 31, 2024 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollars amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

Our Holding Company Structure and Contractual Arrangements with the VIEs

Bilibili Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its VIEs. We conduct our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries in mainland China. PRC laws and regulations prohibit foreign investment in internet cultural business (except for music), the internet audio-visual program business, the radio and television program production and operation business, and the production of audio-visual products and/or electronic publications. Accordingly, we operate these businesses in mainland China through the VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their shareholders, as applicable, to control the business operations of the VIEs. Revenues contributed by the VIEs accounted for 73.4%, 69.4% and 68.2% of our total revenues for the years of 2022, 2023 and 2024, respectively. As used in this annual report, “Bilibili” refers to Bilibili Inc., our Cayman Islands holding company; “we,” “us,” “our company” and “our” refers to Bilibili and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and their subsidiaries in mainland China (which are collectively referred to as the Consolidated Affiliated Entities), including, but not limited to, Hode Information Technology, which was established in May 2013 to expand our operations; Shanghai Kuanyu, whose control we obtained in July 2014 to further expand our operations; and Chaodian Culture, whose control we obtained in July 2019 to enrich our offerings, and their subsidiaries.

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

(4)	Hode Information Technology has 23 subsidiaries.
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

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of Bilibili, a Cayman Islands holding company, with respect to its contractual arrangements with the VIEs and their individual shareholders. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or any of the existing or past VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in mainland China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to how the Foreign Investment Law may impact the viability of our current corporate structure and operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or their interpretations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Bilibili, its PRC subsidiaries and the VIEs, and investors of Bilibili face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

For the year ended December 31, 2022, Bilibili Inc., through its intermediate holding companies, had provided capital contributions and loans of RMB10.8 billion to its subsidiaries in mainland China. Bilibili Inc. did not provide any capital contributions or loans to its subsidiaries in mainland China for the years ended December 31, 2023 and 2024.

For the year ended December 31, 2022, the VIEs received debt financings of RMB1.9 billion from our offshore subsidiaries and our WFOEs. For the years ended December 31, 2023 and 2024, the VIEs did not receive any debt financings from our offshore subsidiaries or our WFOEs. For the years ended December 31, 2022, 2023 and 2024, the VIEs repaid debt financings of nil, RMB0.7 billion and RMB1.7 billion (US$233.0 million), respectively, to our offshore subsidiaries and our WFOEs.

The VIEs may transfer cash to our WFOEs by paying consulting and services charges according to the exclusive business cooperation agreement, and the VIEs may receive cash from our WFOEs under business agreements. For the years ended December 31, 2022, 2023 and 2024, the VIEs received cash of RMB3.3 billion, RMB1.1 billion and nil from WFOEs, respectively, pursuant to these agreements.

For the years ended December 31, 2022, 2023 and 2024, no dividends or distributions were made to Bilibili Inc. by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership, totaling RMB7.8 billion, RMB6.5 billion and RMB6.2 billion (US$0.9 billion) as of December 31, 2022, 2023 and 2024, respectively. Furthermore, cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks related to the fund flows of our operations in mainland China, see “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to our shareholders and ADS holders.”

In the years ended December 31, 2022, 2023 and 2024, no assets other than cash were transferred through our organization.

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

Selected Condensed Consolidating Statements of Operations and Comprehensive Loss Data

	For the Year Ended December 31, 2024
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Third-party revenues	—	381,268	9,056,379	17,393,878	—	26,831,525
Inter-company consulting and services revenues(1)	—	1,282,159	—	—	(1,282,159)	—
Other inter-company revenues(2)	—	4,976,987	231,852	916,759	(6,125,598)	—

Total revenues	—	6,640,414	9,288,231	18,310,637	(7,407,757)	26,831,525
Third-party costs and expenses	(24,139)	(7,241,756)	(4,370,475)	(16,539,124)	—	(28,175,494)
Inter-company consulting and services costs and expenses(1)	—	—	—	(1,282,159)	1,282,159	—
Other inter-company costs and expenses(2)	—	(823,046)	(5,148,159)	(154,393)	6,125,598	—

Total costs and expenses	(24,139)	(8,064,802)	(9,518,634)	(17,975,676)	7,407,757	(28,175,494)
Net (loss)/profit from subsidiaries and net loss of VIEs and VIEs’ subsidiaries(3)	(1,009,762)	458,253	640,661	—	(89,152)	—
(Loss)/Gain from non-operations	(312,899)	(38,965)	52,220	243,418	—	(56,226)

(Loss)/Profit before income tax expenses	(1,346,800)	(1,005,100)	462,478	578,379	(89,152)	(1,400,195)
Income tax (expense)/benefit	—	(4,378)	(4,225)	45,147	—	36,544

Net (loss)/profit	(1,346,800)	(1,009,478)	458,253	623,526	(89,152)	(1,363,651)
Net (profit)/loss attributable to noncontrolling interests	—	(284)	—	17,135	—	16,851

Net (loss)/profit attributable to Bilibili Inc.’s shareholders	(1,346,800)	(1,009,762)	458,253	640,661	(89,152)	(1,346,800)

	For the Year Ended December 31, 2023
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Third-party revenues	—	324,311	7,561,315	14,642,361	—	22,527,987
Inter-company consulting and services revenues(1)	—	574,016	7,583	—	(581,599)	—
Other inter-company revenues(2)	—	4,396,102	263,216	990,698	(5,650,016)	—

Total revenues	—	5,294,429	7,832,114	15,633,059	(6,231,615)	22,527,987
Third-party costs and expenses	(43,924)	(7,832,837)	(4,123,477)	(15,591,936)	—	(27,592,174)
Inter-company consulting and services costs and expenses(1)	—	—	—	(581,599)	581,599	—
Other inter-company costs and expenses(2)	—	(774,232)	(4,593,059)	(282,725)	5,650,016	—

Total costs and expenses	(43,924)	(8,607,069)	(8,716,536)	(16,456,260)	6,231,615	(27,592,174)
Net loss from subsidiaries and net loss of VIEs and VIEs’ subsidiaries(3)	(4,745,316)	(1,799,844)	(1,127,131)	—	7,672,291	—
(Loss)/Gain from non-operations	(33,081)	376,362	250,920	(263,022)	—	331,179

Loss before income tax expenses	(4,822,321)	(4,736,122)	(1,760,633)	(1,086,223)	7,672,291	(4,733,008)
Income tax	—	(8,173)	(39,211)	(31,321)	—	(78,705)

Net loss	(4,822,321)	(4,744,295)	(1,799,844)	(1,117,544)	7,672,291	(4,811,713)
Net profit attributable to noncontrolling interests	—	(1,021)	—	(9,587)	—	(10,608)

Net loss attributable to Bilibili Inc.’s shareholders	(4,822,321)	(4,745,316)	(1,799,844)	(1,127,131)	7,672,291	(4,822,321)

	For the Year Ended December 31, 2022
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Third-party revenues	—	319,909	6,702,619	14,876,639	—	21,899,167
Inter-company consulting and services revenues(1)	—	726,875	—	—	(726,875)	—
Other inter-company revenues(2)	—	3,065,560	428,674	1,198,107	(4,692,341)	—

Total revenues	—	4,112,344	7,131,293	16,074,746	(5,419,216)	21,899,167
Third-party costs and expenses	(30,558)	(7,410,249)	(4,379,439)	(18,436,865)	—	(30,257,111)

	For the Year Ended December 31, 2022
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Inter-company consulting and services costs and expenses(1)	—	—	—	(726,875)	726,875	—
Other inter-company costs and expenses(2)	—	(861,726)	(3,411,948)	(418,667)	4,692,341	—

Total costs and expenses	(30,558)	(8,271,975)	(7,791,387)	(19,582,407)	5,419,216	(30,257,111)
Net loss from subsidiaries and net loss of VIEs and VIEs’ subsidiaries(3)	(7,685,211)	(4,520,307)	(3,856,817)	—	16,062,335	—
Gain/(Loss) from non-operations	218,756	994,357	9,907	(268,584)	—	954,436

Loss before income tax expenses	(7,497,013)	(7,685,581)	(4,507,004)	(3,776,245)	16,062,335	(7,403,508)
Income tax	—	(1,182)	(13,303)	(89,660)	—	(104,145)

Net loss	(7,497,013)	(7,686,763)	(4,520,307)	(3,865,905)	16,062,335	(7,507,653)
Net loss attributable to noncontrolling interests	—	1,552	—	9,088	—	10,640

Net loss attributable to Bilibili Inc.’s shareholders	(7,497,013)	(7,685,211)	(4,520,307)	(3,856,817)	16,062,335	(7,497,013)

Selected Condensed Consolidating Balance Sheets Data

	As of December 31, 2024
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Cash and cash equivalents	10,721	3,347,603	4,782,112	2,108,946	—	10,249,382
Time deposits	—	3,566,915	—	21,560	—	3,588,475
Restricted cash	—	—	—	50,000	—	50,000
Accounts receivable, net	—	467,481	135,930	623,464	—	1,226,875
Amounts due from Group companies(4)	15,688,455	—	4,493,861	532,700	(20,715,016)	—
Amount due from related parties	—	762,084	7,360	17,233	—	786,677
Prepayments and other current assets	132,745	248,605	384,375	382,386	—	1,148,111
Short-term investments	445,470	308,194	1,415,439	537,432	—	2,706,535
Long-term investments, net	758,348	252,278	1,186,319	1,714,647	—	3,911,592
Investment in subsidiaries and net assets of VIEs and VIEs’ subsidiaries	345,248	—	—	—	(345,248)	—
Other non-current assets	—	3,408,147	975,530	4,647,176	—	9,030,853
Total assets	17,380,987	12,361,307	13,380,926	10,635,544	(21,060,264)	32,698,500

Accounts payable	—	67,077	1,083,965	3,650,374	—	4,801,416
Salary and welfare payables	—	1,122,428	50,486	426,568	—	1,599,482
Taxes payable	—	232,740	60,957	135,235	—	428,932
Short-term loan and current portion of long-term debt	31,657	740,179	200,000	600,000	—	1,571,836
Deferred revenue	9,836	214,029	851,268	2,727,174	—	3,802,307
Accrued liabilities and other payables	64,151	826,309	768,151	895,670	—	2,554,281
Amounts due to Group companies(4)	—	7,464,775	2,887,517	10,362,724	(20,715,016)	—
Amounts due to related parties	—	—	86	4,463	—	4,549
Other long-term payable	3,166,946	259,419	4,789	400,630	—	3,831,784
Deficit in subsidiaries and net loss of VIEs and VIEs’ subsidiaries(3)	—	1,102,255	8,575,962	—	(9,678,217)	—

Total liabilities	3,272,590	12,029,211	14,483,181	19,202,838	(30,393,233)	18,594,587
Total Bilibili Inc’s Shareholders’ equity/(deficit)(3)	14,108,397	345,248	(1,102,255)	(8,575,962)	9,332,969	14,108,397
Noncontrolling interests	—	(13,152)	—	8,668	—	(4,484)

Total shareholders’ equity/(deficit)	14,108,397	332,096	(1,102,255)	(8,567,294)	9,332,969	14,103,913

Total liabilities and shareholders’ equity/(deficit)	17,380,987	12,361,307	13,380,926	10,635,544	(21,060,264)	32,698,500

	As of December 31, 2023
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Cash and cash equivalents	106,498	2,144,794	3,047,247	1,893,282	—	7,191,821
Time deposits	—	5,190,632	—	4,259	—	5,194,891
Restricted cash	—	—	—	50,000	—	50,000
Accounts receivable, net	—	75,644	698,098	800,158	—	1,573,900
Amounts due from Group companies(4)	19,213,415	—	6,019,746	484,413	(25,717,574)	—
Amount due from related parties	—	781,483	5,679	3,412	—	790,574
Prepayments and other current assets	39,941	486,479	268,938	477,430	—	1,272,788
Short-term investments	625,474	798,607	1,022,173	206,811	—	2,653,065
Long-term investments, net	772,559	1,235,311	724,830	1,633,932	—	4,366,632
Other non-current assets	—	3,675,322	1,173,300	5,216,774	—	10,065,396
Total assets	20,757,887	14,388,272	12,960,011	10,770,471	(25,717,574)	33,159,067

Accounts payable	—	166,053	847,556	3,320,121	—	4,333,730
Salary and welfare payables	—	862,084	47,209	310,062	—	1,219,355
Taxes payable	—	231,634	(10,112)	123,728	—	345,250
Short-term loan and current portion of long-term debt	6,053,767	801,986	—	600,000	—	7,455,753
Deferred revenue	9,284	92,949	735,392	2,116,463	—	2,954,088
Accrued liabilities and other payables	93,713	796,044	271,310	619,556	—	1,780,623
Amounts due to Group companies(4)	—	9,671,373	3,414,526	12,631,675	(25,717,574)	—
Amounts due to related parties	—	40	11	14,845	—	14,896
Other long-term payable	15,931	325,063	7,908	302,203	—	651,105
Deficit in subsidiaries and net loss of VIEs and VIEs’ subsidiaries(3)	193,292	1,633,173	9,279,384	—	(11,105,849)	—

Total liabilities	6,365,987	14,580,399	14,593,184	20,038,653	(36,823,423)	18,754,800
Total Bilibili Inc’s Shareholders’ equity/(deficit)(3)	14,391,900	(193,292)	(1,633,173)	(9,279,384)	11,105,849	14,391,900
Noncontrolling interests	—	1,165	—	11,202	—	12,367

Total shareholders’ equity/(deficit)	14,391,900	(192,127)	(1,633,173)	(9,268,182)	11,105,849	14,404,267

Total liabilities and shareholders’ equity/(deficit)	20,757,887	14,388,272	12,960,011	10,770,471	(25,717,574)	33,159,067

	As of December 31, 2022
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Cash and cash equivalents	270,138	6,422,618	1,889,388	1,590,440	—	10,172,584
Time deposits	4,067,326	696,460	—	4,186	—	4,767,972
Restricted cash	—	14,803	—	—	—	14,803
Accounts receivable, net	—	114,653	594,004	619,927	—	1,328,584
Amounts due from Group companies(4)	22,313,954	12,925,846	10,386,526	507,849	(46,134,175)	—
Amount due from related parties	—	1,466,848	8,215	119,857	—	1,594,920
Prepayments and other current assets	61,631	324,557	680,482	883,903	—	1,950,573
Short-term investments	1,091,044	2,358,697	901,371	272,340	—	4,623,452
Long-term investments, net	1,157,990	2,344,475	295,813	1,852,740	—	5,651,018
Investment in subsidiaries and net assets of VIEs and VIEs’ subsidiaries	226,249	—	—	—	(226,249)	—
Other non-current assets	—	4,486,293	1,388,056	5,852,315	—	11,726,664
Total assets	29,188,332	31,155,250	16,143,855	11,703,557	(46,360,424)	41,830,570

Accounts payable	—	117,183	722,281	3,452,192	—	4,291,656
Salary and welfare payables	—	1,003,659	54,081	343,786	—	1,401,526
Taxes payable	—	101,278	49,804	165,162	—	316,244
Short-term loan and current portion of long-term debt	5,137,633	883,753	200,000	400,000	—	6,621,386
Deferred revenue	32,513	20,156	628,115	2,138,539	—	2,819,323
Accrued liabilities and other payables	97,208	829,858	76,708	531,188	—	1,534,962
Amounts due to Group companies(4)	—	24,157,903	9,560,512	12,415,760	(46,134,175)	—
Amounts due to related parties	—	80,378	—	27,929	—	108,307
Other long-term payable	8,683,150	534,935	9,871	269,623	—	9,497,579
Deficit in subsidiaries and net loss of VIEs and VIEs’ subsidiaries(3)	—	3,199,755	8,042,238	—	(11,241,993)	—

Total liabilities	13,950,504	30,928,858	19,343,610	19,744,179	(57,376,168)	26,590,983
Total Bilibili Inc’s Shareholders’ equity/(deficit)(3)	15,237,828	226,249	(3,199,755)	(8,042,238)	11,015,744	15,237,828
Noncontrolling interests	—	143	—	1,616	—	1,759

Total shareholders’ equity/(deficit)	15,237,828	226,392	(3,199,755)	(8,040,622)	11,015,744	15,239,587

Total liabilities and shareholders’ equity/(deficit)	29,188,332	31,155,250	16,143,855	11,703,557	(46,360,424)	41,830,570

Selected Condensed Consolidating Cash Flows Data

	For the Year Ended December 31, 2024
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Consulting and services charges from/(to) Group companies	(51,772)	630,822	61,267	(640,317)	—	—
Other operating cashflow from/(to) Group companies	—	4,144,133	(3,624,993)	(129,306)	—	389,834
Operating cashflow (to)/from third-parties	(67,062)	(5,141,515)	6,018,150	4,815,447	—	5,625,020

Net cash (used in)/provided by operating activities	(118,834)	(366,560)	2,454,424	4,045,824	—	6,014,854

Investments in and loans to subsidiaries, VIEs and VIEs’ subsidiaries(3)(4)	3,180,316	1,751,638	3,000,448	—	(7,932,402)	—
Purchase of short-term investments	(70)	(8,696,352)	(20,068,208)	(8,204,894)	—	(36,969,524)
Maturities of short-term investments	175,717	9,284,689	19,673,728	7,873,769	—	37,007,903
Placements of time deposits	—	(5,805,446)	—	(28,500)	—	(5,833,946)
Maturities of time deposits	—	7,475,308	—	11,424	—	7,486,732
Other investing activities	(147,691)	(306,815)	(283,168)	(1,091,578)	—	(1,829,252)

Net cash provided by/(used in) investing activities	3,208,272	3,703,022	2,322,800	(1,439,779)	(7,932,402)	(138,087)

Investments and loans from subsidiaries, VIEs and VIEs’ subsidiaries(3)(4)	—	(3,180,316)	(3,051,577)	(1,700,509)	7,932,402	—
Repurchase of convertible senior notes	(6,058,432)	—	—	—	—	(6,058,432)
Proceeds from issuance of convertible senior notes, net of issuance costs	—	100,000	—	—	—	100,000
Repurchase of shares	(117,523)	—	—	—	—	(117,523)
Other financing activities	3,110,268	788,304	50,000	(698,000)	—	3,250,572

Net cash used in financing activities	(3,065,687)	(2,292,012)	(3,001,577)	(2,398,509)	7,932,402	(2,825,383)

	For the Year Ended December 31, 2023
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Consulting and services charges from/(to) Group companies	—	751,786	8,930	(760,716)	—	—
Other operating cashflow from/(to) Group companies	—	6,285,694	(8,108,004)	1,822,310	—	—
Operating cashflow (to)/from third-parties	(111,392)	(5,052,732)	4,601,959	828,787	—	266,622

Net cash (used in)/provided by operating activities	(111,392)	1,984,748	(3,497,115)	1,890,381	—	266,622

Investments in and loans to subsidiaries, VIEs and VIEs’ subsidiaries(3)(4)	383,391	(4,302,588)	4,481,061	—	(561,864)	—
Purchase of short-term investments	(3,863)	(12,389,787)	(28,000)	(1,126,000)	—	(13,547,650)
Maturities of short-term investments	982,151	14,191,604	28,000	1,126,500	—	16,328,255
Placements of time deposits	—	(9,956,224)	—	(5,701)	—	(9,961,925)
Maturities of time deposits	4,083,893	5,601,212	—	5,701	—	9,690,806
Other investing activities	(76,697)	390,027	(115,698)	(944,970)	—	(747,338)

Net cash provided by/(used in) investing activities	5,368,875	(6,465,756)	4,365,363	(944,470)	(561,864)	1,762,148

Investments and loans from subsidiaries, VIEs and VIEs’ subsidiaries(3)(4)	—	(383,391)	517,397	(695,870)	561,864	—
Repurchase of convertible senior notes	(7,675,227)	—	—	—	—	(7,675,227)
Proceeds from issuance of ordinary shares, net of issuance costs	2,689,380	—	—	—	—	2,689,380
Other financing activities	(7,025)	25,953	(200,031)	92,265	—	(88,838)

Net cash (used in)/provided by financing activities	(4,992,872)	(357,438)	317,366	(603,605)	561,864	(5,074,685)

	For the Year Ended December 31, 2022
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Consulting and services charges from/(to) Group companies	—	610,600	—	(610,600)	—	—
Other operating cashflow from/(to) Group companies		(3,152,834)	(711,157)	3,863,991	—	—
Operating cashflow (to)/from third-parties	(650,630)	(3,899,858)	2,978,815	(2,339,697)	—	(3,911,370)

Net cash (used in)/provided by operating activities	(650,630)	(6,442,092)	2,267,658	913,694	—	(3,911,370)

Investments in and loans to subsidiaries, VIEs and VIEs’ subsidiaries(3)(4)	(13,131,173)	(4,461,610)	(1,640,942)	—	19,233,725	—
Purchase of short-term investments	(33,683,941)	(24,632,555)	(4,927,100)	(7,335,115)	—	(70,578,711)
Maturities of short-term investments	45,951,288	23,488,492	4,288,200	7,970,552	—	81,698,532
Placements of time deposits	(4,878,180)	(5,365,576)	—	(1,270)	—	(10,245,026)
Maturities of time deposits	9,133,225	4,772,298	—	4,444	—	13,909,967
Other investing activities	283,028	(1,722,333)	(547,527)	(2,188,712)	—	(4,175,544)

Net cash provided by/(used in) investing activities	3,674,247	(7,921,284)	(2,827,369)	(1,550,101)	19,233,725	10,609,218

Investments and loans from subsidiaries, VIEs and VIEs’ subsidiaries(3)(4)	—	15,208,993	2,139,842	1,884,890	(19,233,725)	—
Repurchase of convertible senior notes	(4,201,506)	—	—	—	—	(4,201,506)
Repurchase of shares	(347,581)	—	—	—	—	(347,581)
Other financing activities	4	138,562	55,602	—	—	194,168

Net cash (used in)/provided by financing activities	(4,549,083)	15,347,555	2,195,444	1,884,890	(19,233,725)	(4,354,919)

(1)	It represents the elimination of the intercompany consulting and services charges at the consolidation level.

(2)	It mainly includes technical support services provided by other subsidiaries and VIEs to the primary beneficiaries of VIEs.
(3)	It represents the elimination of the investment among Bilibili Inc., other subsidiaries, primary beneficiaries of VIEs, and VIEs and VIEs’ subsidiaries.
(4)	It represents the elimination of intercompany balances among Bilibili Inc., other subsidiaries, primary beneficiaries of VIEs, and VIEs and VIEs’ subsidiaries.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business and Industry

•	We operate in a fast-evolving industry. We cannot guarantee that we will successfully implement our commercialization strategies or develop new ones, or generate sustainable revenues and profit.

•	We incurred significant losses in the past and we may not be able to subsequently maintain profitability.

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

•	Any compromise of the cybersecurity of our platform could materially and adversely affect our business, operations and reputation.

•	Any increases in the content costs on our platform may have an adverse effect on our business, financial condition and results of operations.

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

We operate in a fast-evolving industry, and our commercialization model is evolving. We generate revenues primarily by providing our users with valuable content, such as videos, mobile games and live broadcasting. We also generate revenues from advertising, IP derivatives and other services. We cannot assure you that we can successfully implement the existing commercialization strategies to sustainably generate growing revenues, or that we will be able to develop new commercialization strategies to grow our revenues. For example, we may not be successful in adopting, implementing or incorporating new technologies, such as artificial intelligence, or AI, which has recently attracted prominent attention and undergone rapid development, into our product offerings or commercialization strategies. If our strategic initiatives do not enhance our ability to commercialize or enable us to develop new commercialization approaches, we may not be able to maintain or increase our revenues or recover any associated costs. In addition, we may introduce new products and services to expand our revenue streams, including products and services with which we have little or no prior development or operating experience. If these new or enhanced products or services fail to engage users, content creators or business partners, we may fail to diversify our revenue streams or generate sufficient revenues to justify our investments and costs, and our business and operating results may suffer as a result.

We incurred significant losses in the past and we may not be able to subsequently maintain profitability.

We incurred significant losses in the past and only started to record net profit in the fourth quarter of 2024. In 2022, 2023 and 2024, we had loss from operations of RMB8,357.9 million, RMB5,064.2 million and RMB1,344.0 million (US$184.1 million), respectively. Our path to sustainable profitability depends in part on our ability to generate sustainable revenue and in part on our ability to manage our costs and expenses, many of which are beyond our control. We believe that our future revenue growth will depend on, among other factors, the popularity of our platform, as well as our ability to attract and retain users, increase user engagement, establish effective monetization strategies, compete effectively and successfully, develop new products and services, and keep pace with the rapid revolution of new technologies. We are disciplined about our costs and operating expenses and we will continue to undertake cost control measures, but there can be no assurance that we will realize cost savings of these actions. We may experience losses in the future due to our continued investments in technology, talent, content, brand recognition, expanding user base, improving user experience and other initiatives. In addition, our ability to achieve and sustain profitability is affected by various factors, some of which are beyond our control, such as changes in macroeconomic and regulatory environment or competitive dynamics in the industry. Therefore, although we started to earn net profit from the fourth quarter of 2024, if we are unable to continuously generate adequate revenues and manage our costs and expenses, we may not be able to maintain profitability and may again incur significant losses in the future. Accordingly, you should not rely on our financial results of any prior quarterly or annual period as an indication of our future performance.

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

In addition, the industry in which we operate is characterized by rapidly changing technologies and changing user expectations. To remain competitive, we must adapt our products and services to evolving industry standards and improve the performance and reliability of our products and services to be able to adapt to these changes and innovate in response to evolving user expectations. Developing and integrating new content, products, services and technologies into our existing platform could be expensive and time- consuming, and these efforts may not yield the benefits we expect. If we fail to develop new products, services or innovative technologies on a timely basis, or our new products, services or technologies are not accepted by our users, our business, financial performance and prospects could be materially and adversely affected. We cannot assure you that we can anticipate user preferences and industry changes and respond to such changes in a timely and effective manner.

Our business depends on our ability to provide users with interesting and useful content, which in turn depends on the content contributed by the content creators on our platform.

The quality of the content offered on our platform and our users’ level of engagement are critical to our success. In order to attract and retain users and compete effectively, we must offer interesting and useful content and enhance our users’ viewing experience. It is vital to our operations that we remain sensitive to and responsive to evolving user preferences and offer content that appeals to our users. In 2024, 96.2% of the total video views are of PUGV, as compared to 95.2% in 2023. Thus far, we have been generally able to encourage our content creators to create and upload PUGV that are appealing to our users. We have also been providing our content creators with support and guidance in various forms, including tools and products to help realize their commercial values and technical support for content distribution, editing and uploading. However, we cannot assure you that our content creators can contribute to create popular PUGV for our platform. If our content creators cease to contribute content, or their uploaded content fails to attract or retain our users, we may experience a decline in user traffic and user engagement. If the number of users or the level of user engagement declines, we may suffer a reduction in revenue.

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

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, the Ministry of Industry and Information Technology, the Cyberspace Administration of China, the Ministry of Public Security, and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Internet Information Security and Privacy Protection.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security

•

In December 2021, the Cyberspace Administration of China, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and the network platform operators that conduct data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. Under these measures, network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public listing in a foreign country. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority. Furthermore, the exact scopes of “critical information infrastructure operators” and “network platform operators” under the current regulatory regime remain unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Critical information infrastructure operators or network platform operators may be subject to obligations in addition to what we have already fulfilled under the PRC cybersecurity laws and regulations. For instance, the obligations of a critical information infrastructure operator include setting up a special security management organization, organizing regular cybersecurity education and training, formulating emergency plans for cyber security incidents, and conducting regular emergency drills. Moreover, we may need to follow cybersecurity review procedure and apply with Cybersecurity Review Office before making certain purchases of network products and services. During cybersecurity review, we may be required to undertake certain business adjustments, which may cause disruptions to our business and operations. The cybersecurity review could lead to a diversion of time and attention of our management and our other resources. It could be costly and time-consuming for us to prepare application materials and make the applications. Furthermore, we cannot assure you that we will obtain the clearance or approval for these applications from the Cybersecurity Review Office and the government authorities in a timely manner, or at all. If we are found to be in violation of cybersecurity requirements in China, the government authorities may, at their discretion, conduct investigations, levy fines, request app stores to take down our apps, and cease to provide viewing and downloading services related to our apps, prohibit the registration of new users on our platform, or require us to change our business practices in a manner materially adverse to our business. Any of these actions may disrupt our operations and materially and adversely affect our business, financial condition, and results of operations.

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

•

In September 2024, the Cyberspace Administration of China promulgated the Regulations of Internet Data Security Management which took effect on January 1, 2025. These regulations provide that internet data processors refer to individuals or organizations that independently decide processing purposes and methods in internet data processing activities. Under these regulations, internet data processors shall apply for a cybersecurity review for certain activities, including any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, these regulations require that internet data processors that process “important data” must conduct an annual risk assessment of their internet data processing activities, and submit a risk assessment report to authorities at or above the provincial level.

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

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Regulations of Internet Data Security Management remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Regulations of Internet Data Security Management, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the Regulations of Internet Data Security Management mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether we can complete these additional procedures timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the Cyberspace Administration of China on such basis.

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

Any increases in the content costs on our platform may have an adverse effect on our business, financial condition and results of operations.

We need to acquire or produce popular content to provide our users with an engaging and satisfying viewing experience. The acquisition of such content depends on our ability to retain our content creators, OGV partners and hosts of our live broadcasting programs. We have undertaken measures to prudently manage our content costs by focusing on the acquisition of high-quality content. We recorded content costs in our cost of revenue of RMB3,496.9 million, RMB3,195.6 million and RMB2,729.5 million (US$373.9 million) in 2022, 2023 and 2024, respectively. The market prices for licensing fees and royalties for licensed content depend on various factors beyond our control, including, the aggressive competitions among online video broadcasting programs for popular content titles and events, and the demand of higher licensing fees from copyright owners, distributors and other industry participants as the market grows. Furthermore, we need to acquire more high-quality content to expand our content library. Accordingly, although we managed to reduce content costs from 2023 to 2024, we may not be able to maintain the effective control of our content costs in the future. If we are unable to generate sufficient revenues to outpace the increase in costs content, or effectively control our content costs, we may incur more losses and our business, financial condition and results of operations may be adversely affected.

If the content contained within videos, live broadcasting, games, audios and other content formats on our platform is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations may be materially and adversely affected.

The PRC government and regulatory authorities have adopted regulations governing content contained within videos, live broadcasting, games, audios and other information over the internet. Under these regulations, internet content providers are prohibited from posting or displaying content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent, violent or defamatory on the internet. Internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of China. The PRC government and regulatory authorities strengthen the regulations on internet content from time to time, such as the Opinion on Strictly Regulating Online Game Market Management jointly adopted by a few authorities in December 2017, the Regulations on Administration of Network Short Video Platforms, promulgated in January 2019 by China Netcasting Services Association, the Censoring Criteria for Network Short Video Content promulgated in January 2019 and last amended in December 2021, the Administrative Provisions on Online Audio-Visual Information Services, effective from January 1, 2020 and the Notice on Strengthening the Administration of Live Broadcasting of Game-Playing on the Online Audio-Visual Program Platform, issued in April 2022 by the Online Audio-Visual Program Administration Division of the National Radio and Television Administration of the PRC (the successor of the State Administration of Press, Publication, Radio, Film and Television) and the Publishing Bureau of the Propaganda Department of the Central Committee of the Communist Party of China. The enactment of these regulations may significantly increase our compliance costs in recruiting additional content reviewers and training them to identify the prohibited content timely and accurately. Any failure to comply with these regulations may subject us to liability. In November 2020, the National Radio and Television Administration further promulgated the Notice on Strengthening the Management of Online Show Live Broadcasting and E-commerce Live Broadcasting, or Notice 78, which requests the live broadcasting platforms for online shows to strengthen positive value guidance and to prevent the spread of the trends of wealth flaunting, money worshiping and vulgarity. In February 2021, the Notice on Promulgation of the Guiding Opinions on Strengthening the Standardized Administration of Online Live Broadcasting, or Notice 3, was issued by the Cyberspace Administration of China and other governmental authorities, which further requires live broadcasting platforms to ensure correct orientation and content safety. On September 15, 2021, the Cyberspace Administration of China promulgated the Opinions on Further Compacting the Main Responsibility of the Website Platform on Information Content Management, which regulates the content and quality of the information and further requires the website platform to improve the content review mechanism. On October 26, 2021, the Office of the Central Cyberspace Affairs Commission issued the Notice on Further Strengthening the Regulation on Online Information of Entertainment Celebrities. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Online Transmission of Audio-Visual Programs” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Online Live Broadcasting Services.”

In addition to licensed content provided by copyright owners, we allow our users to upload content to our platform. Our users can upload all types of content including professionally produced content and certain graphical files for the purpose of updating user biographies and content covers. Currently, only registered users are allowed to upload content to our platform. Furthermore, with the rapid development of AI, content creators on our platform may use AI, especially generative AI, in their content creation, which may subject us to risks related to harmful or illegal content, accuracy, misinformation and deepfakes (including related to elections), bias, discrimination, toxicity, consumer protection, intellectual property infringement or misappropriation, defamation, data privacy, cybersecurity, and sanctions and export controls, among others. It is also uncertain how various laws related to online services, intermediary liability, and other issues will apply to content generated by AI. In addition, we are subject to the risks of new or enhanced governmental or regulatory scrutiny, litigation, or other legal liability, ethical concerns, negative consumer perceptions as to automation and AI, activities that threaten people’s safety or well-being online or offline, or other complications that could adversely affect our business, reputation, or financial results. The PRC government authorities have gradually accelerated the pace of legislation for generative AI related technologies including algorithm recommendation and deep synthesis in recent years. Since the end of 2021, PRC government authorities have released a series of regulations on generative AI. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Generative AI.” As a result of the complexity and rapid development of AI, it is also the subject of evolving review by various governmental and regulatory agencies in jurisdictions around the world, which are applying, or are considering applying, platform moderation, intellectual property, cybersecurity, export controls, and data protection laws to AI and/or are considering general legal frameworks on AI. We may not always be able to anticipate how courts and regulators will apply existing laws to AI, predict how new legal frameworks will develop to address AI, or otherwise respond to these frameworks as they are still rapidly evolving. We may also have to expend resources to adapt to new legal frameworks, and adjust our offerings in certain jurisdictions if the legal frameworks on AI are not consistent across jurisdictions.

We maintain two levels of content management and review procedures to monitor the content uploaded to our platform to ensure that no content that may be deemed to be prohibited by government rules and regulations is posted and to promptly remove any infringing content. Our content screening team screens and monitors the content uploaded on our platform on a 24-hour, seven-day basis. For more details relating to our content monitoring procedures, see “Item 4. Information on the Company—B. Business Overview—Content Management and Review.” However, there can be no assurance that we can identify all the videos or other content that may violate relevant laws and regulations due to the large amount of content uploaded to our platform every day.

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

As we grow our user base and increase the level of user engagement, we may incur increasing costs, such as licensing fees and royalties for licensed content and hosts’ compensation to further expand our content library to meet the growing and diversified demands of our users. If such expansion is not properly managed, it may adversely affect our financial and operating resources without achieving the desired effects. If we are unable to generate sufficient revenues to outpace the increase in costs, or effectively control our costs, we may incur more losses and our business, financial condition and results of operations may be adversely affected. See “—Any increases in the content costs on our platform may have an adverse effect on our business, financial condition and results of operations.”

We also anticipate expansion in global markets. Such expansion will increase the complexity of our operations and might place a significant strain on our management, operational and financial resources. We are also exposed to the political, social or economic instability in overseas markets or regions in which we operate, and such tensions may impact our successful expansion into the overseas market. See also “—We face various challenges and risks in connection with our expansion into overseas markets.”

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

The internet and mobile industries in mainland China are highly regulated. The Consolidated Affiliated Entities are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. These entities hold certain licenses that are important to our operations, including the Value-added Telecommunication Business Licenses, a License for Online Transmission of Audio-Visual Programs, Online Culture Operating Permits and Licenses for Production and Operation of Radio and Television Programs. However, we cannot assure you that we can successfully renew these licenses in a timely manner or that these licenses are sufficient to conduct all of our present or future business. As we develop and expand our business scope, we may need to obtain additional qualifications, permits, approvals or licenses. We may be required to obtain additional licenses or approvals if the PRC government adopts more stringent policies or regulations for our business.

We are subject to various regulatory requirements in relation to our operation of online games. Since May 2019, the Ministry of Culture and Tourism ceased to assume the responsibility to administer the online game industry and stopped approving or issuing the Online Culture Operating Permits regarding online games. Since all of the Online Culture Operating Permits held by the Consolidated Affiliated Entities were granted by local branches of the Ministry of Culture and Tourism after May 2019, these permits do not cover online game operations. Based on the consultation of Jingtian & Gongcheng, our PRC counsel, with the Shanghai Municipal Administration of Culture and Tourism in January 2025, the Ministry of Culture and Tourism no longer assumes the responsibility to supervise the operation of online games, and it is not necessary for an enterprise to obtain Online Culture Operating Permits to operate online game operation business. On December 22, 2023, the National Press and Publication Administration promulgated the Administrative Measures for Internet Games (Draft for Comment), which provide that the national publishing regulatory authority will oversee online game publishing activities nationwide while local authorities at county level and above will be responsible for supervision within their respective administrative regions. As of the date of this annual report, the draft has not been formally adopted. Therefore, our PRC counsel, Jingtian & Gongcheng, has advised us that we are able to continue our online game operation business although the Online Culture Operating Permits currently held no longer contain content related to online games operation, which will not constitute any material non-compliance.

The National Press and Publication Administration at the national level had suspended the approval of game registration and issuance of publication numbers for online games starting from March 2018, and later resumed game registration and issued game publication numbers for the first batch of games with an effective date of December 19, 2018. From August 2021, no new game registration and the publication numbers for online games were approved or issued from the National Press and Publication Administration at the national level until resumed in April 2022, and the processing time of games registration and issuance of publication numbers may vary greatly and is within the discretion of the National Press and Publication Administration. Any delay in game registration with National Press and Publication Administration or obtaining game publication numbers could lead to the termination of our cooperation agreements with third parties or negatively affect the operation results of our games. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Online Games.” We cannot assure you that the suspension of the approval procedure of game registration and issuance of publication numbers would not occur again in the future and cannot predict how long such duration of suspension will be, and we cannot assure you that we or relevant third parties can obtain the National Press and Publication Administration’s approvals or complete any new governmental requirements for all games on our platform in a timely manner or at all, which could adversely and materially impact our ability to introduce new games, the timetable to launch new games and our business growth.

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

In addition, the provision of comics online may be deemed to be an internet publication activity, which may require the content provider to obtain an Internet Publishing Service License. Furthermore, in a consultation with the competent government authorities in January 2025, our PRC counsel, Jingtian & Gongcheng, was informed that operation of an online comics business currently does not require the Internet Publishing Service License. If the regulatory policies change in the future and we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through online games and comics, the imposition of fines, the revocation of our business and operating licenses and the discontinuation or restriction of our operations of online games and comics.

Under the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs, the introduction or broadcasting of foreign anime in mainland China is subject to approval of the State Administration of Press, Publication, Radio, Film and Television or its authorized entities. Approval or filing procedures were previously not explicitly required in practice by the National Radio and Television Administration for the broadcasting and distribution of foreign anime on the internet only, until the National Radio and Television Administration and its authorized authorities clarified and implemented the relevant filing procedure in 2021. Since then, based on our consultation with the relevant government authorities, we have been following the required filing procedure for our newly introduced foreign anime before broadcasting and distributing them on our platform. According to the Regulations on the Administration of Algorithm Recommendation for Internet Information Services, which came into effect in March 2022, providers of algorithm recommendation services with public opinion attributes or social mobilization capabilities should fill in information such as the name of the service provider, service form, application area, type of algorithm, algorithm self-assessment report, intended public content and other information through the Internet Information Services Algorithm Filing System within ten working days from the date of service provision to fulfill the filing procedures. As of the date of this annual report, we have completed the filings for some of our algorithms through the Internet Information Services Algorithm Filing System and submitted the filings for certain other algorithms, which are currently under the review of the competent regulatory authority.

In November 2022, the Cyberspace Administration of China issued the Circular on Effectively Strengthening the Governance of Online Violence, requiring website platforms to establish the classification standards for online violence information and the sample database of model cases, establish the identification model for online violence in light of their own characteristics, establish the emergency response mechanism for online violence, provide the settings for closing the private messages, comments, forwarding and “@” message of strangers with one click and optimize the rules for private messages. In December 2022, the Administrative Provisions on Online Comment Following Services became effective, according to which, the providers of online comment following services shall verify the identity information of registered users, and shall not provide online comment following services to users who have not verified their identity information or falsely use the identity information of any organization or other individuals. For internet follow-up comment services for news information, the system of “content check before publication” shall be established; and for internet follow-up comment services by way of bullet chats, the corresponding static version of information content shall be provided on the same platform and page at the same time.

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

As part of its anti-addiction online game policy, the PRC regulators have been implementing regulations designed to reduce the amount of time that youth under the age of 18 spend playing online games. For a detailed description of these regulations, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Online Games—Anti-addiction System and Protection of Minors.” On October 25, 2019, the National Press and Publication Administration issued the Notice on Preventing Minors from Indulging in Online Games, which requires all online gamers to register accounts with their valid identity information and all game companies to stop providing game services to users who fail to do so. On August 30, 2021, the National Press and Publication Administration promulgated the Notice on Further Strict Management to Effectively Prevent Minors from Being Addicted to Online Games, which became effective on September 1, 2021. This notice requires that all online games enterprises including platforms providing online game services may only provide online game services to minors for one hour from 8:00 p.m. to 9:00 p.m. each day on Fridays, Saturdays, Sundays and national holidays, and may not provide online game services to minors in any form at any other time. All online games must be connected to the real-name verification system of the National Press and Publication Administration for online games to prevent addiction, all online game users must use real and valid identity information to register their game accounts and log in to online games, and online games enterprises must not provide online game services in any form (including visitor experience mode) to users who have not registered and logged in with their real names.

Furthermore, minors are prohibited from playing games exceeding a certain period of time per day or putting money into their accounts exceeding a certain amount. Online game operators are required to explore the manner to notify users of different ages about the online games based on various criteria, such as the games’ content and the amount of money anticipated to be used in the games, on the games’ download, registration and log-in pages in a prominent way. The Administrative Measures for Internet Games (Draft for Comment) promulgated by the National Press and Publication Administration in December 2023 provided that there should be strict control over the duration and time minors spend playing online games and minors should be prohibited from accessing games that may easily lead to addiction or contain inappropriate content for minors. As of the date of this annual report, the draft has not been formally adopted. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Online Games—Anti-addiction System and Protection of Minors.”

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

Content and functions available on our platform may expose us to allegations by third parties of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of third-party rights. We have been involved in litigation based on allegations of infringement of third-party copyright due to the content and functions available on our platform. We are currently involved in approximately 300 lawsuits based on allegations of infringement of third-party copyright due to the content or functions posted on our platform, which are immaterial to our company on an individual basis or a collective basis. Regardless of the outcome, these lawsuits, and any other litigation that may be brought against us or our current or former directors and officers, could be time-consuming, result in significant expenses and divert our resources and the attention of our management and other key employees. An unfavorable outcome in any of these matters could exceed the limited coverage provided under our current applicable insurance policies.

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

Furthermore, we may become subject to copyright laws in other jurisdictions, such as the United States, by virtue of our listing in the United States, the ability of users to access our videos from the United States and other jurisdictions, the ownership of the ADSs by investors, and the extraterritorial application of foreign law by foreign courts or otherwise.

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

We face significant competition in the live broadcasting business for both users and hosts. The live broadcasting on our platform primarily focuses on interest areas including game and e-sports, entertainment, virtual and lifestyle related live broadcasting. We cannot assure you that such content will continue to attract new users and retain existing ones.

We have entered into exclusive cooperation agreements with certain popular hosts on our platform. We may not be able to maintain or renew these agreements on acceptable terms or at all. In such event, we may be unable to convert content creators to be live broadcasting hosts or retain these popular hosts on our platform, and our operating results will be adversely affected. Furthermore, we cooperate with talent agencies to recruit, manage, train and support our hosts, and may lose hosts if the talent agencies that manage them are unable to reach or maintain satisfactory cooperation arrangements with such hosts. If talented and popular hosts cease to contribute content to our platform, or their live broadcasting fails to attract users, we may experience a decline in user traffic and user engagement, which may have material and adverse impact on our results of operations and financial conditions.

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

We cooperate with talent agencies to manage, organize and recruit hosts on our platform. As we are an open platform that welcomes all hosts to register on our websites, cooperation with talent agencies substantially increases our operation efficiency in terms of discovering, supporting and managing hosts in a more organized and structured manner, and turning amateur hosts to full-time hosts. We have a revenue sharing arrangement with both our hosts and talent agencies under which we share with them a portion of the revenues from virtual gifting. The absolute amounts and revenue sharing percentages that we pay hosts and talent agencies may increase. If the interests among us, hosts and the talent agencies are not well balanced, or if we cannot design a revenue-sharing mechanism that is agreeable to both hosts and talent agencies, we may not be able to retain or attract hosts or talent agencies, or both. In addition, while we have entered into exclusive streaming agreements with certain hosts, none of the talent agencies we cooperate with has an exclusive cooperation relationship with us. If our competitor platforms offer higher revenue sharing percentages with an intent to attract our popular hosts, costs to retain our hosts may further increase. Additionally, talent agencies may choose to devote more of their resources to hosts who stream on other platforms, or they may encourage their hosts to use or even enter into an exclusive agreement with other platforms, all of which could materially and adversely affect our business, financial condition and results of operations. If we are not able to continue to retain our hosts and produce high-quality content on our platform at commercially acceptable costs, our business, financial condition and results of operations would be adversely impacted. Furthermore, as our business and user base further expand, we may have to devote more resources in encouraging our hosts and talent agencies to produce content that meets the varied interests of a diverse user base, which would increase the content costs on our platform. If we are unable to generate sufficient revenues that outpace our increased content costs, or effectively control our content costs, our business, financial condition and results of operations may be materially and adversely affected.

We face strict regulatory supervision by government authorities for our live broadcasting business.

We face strict regulatory supervision for our live broadcasting business. In August 2018, the National Office of Anti-Pornography and Illegal Publication, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of Culture and Tourism, the National Radio and Television Administration and the Cyberspace Administration of China jointly issued the Notice on Strengthening the Management of Live Broadcasting Service, which required a real-name registration system for users to be put in place by live broadcasting service providers. Pursuant to the Notice 78, users who have not registered with real names or who are minors are prohibited from virtual gifting. The Law of the PRC on the Protection of Minors (2024 Revision) stipulates a series of provisions to further protect minors’ interests on the internet. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Online Live Broadcasting Services.” On March 25, 2022, the Cyberspace Administration of China, the State Taxation Administration of the PRC and the SAMR jointly issued the Notice on Further Standardizing the Profit-Making Behavior of Live Broadcasting to Promote the Healthy Development of the Industry, which required live broadcasting platforms to authenticate the identity of each live broadcasting publisher and report various information of those publishers that have profit-making behaviors to local provincial-level network department and tax authorities semi-annually. For a detailed description, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Online Live Broadcasting Services.”

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

In April 2022, the National Radio and Television Administration and Publishing Bureau of the Propaganda Department of the Central Communist Party of China issued the Notice on Strengthening the Administration of Live Broadcasting of Game-Playing on the online Audio-Visual Program Platform, which stipulates that live broadcasting of games shall be reported to the administrative department of radio and television in accordance with the relevant requirements for live programs. In May 2022, Opinions on Regulating Live Broadcasting for Rewards and Enhancing the Protection of Minors was issued, which states that minors are prohibited from participating in live broadcasting rewards. Furthermore, the website platform should strengthen the management of the registration of anchor accounts and optimize the “teenage mode.” The website platform should establish a dedicated customer service team for minors and strengthen the management of peak hours. The provision of online anchor services to minors under the age of 16 are prohibited, and the provision of online anchor services to minors between the age of 16 and 18 shall be subject to the consent of their guardians. After 22:00 every day, the services under the “teenage mode” should be forced offline. In June 2022, the National Radio and Television Administration and the Ministry of Culture and Tourism issued the Code of Conduct for Online Hosts, which requires live broadcasting platforms to review and record the practice qualifications of live broadcasting hosts who require a high level of professionalism (e.g., healthcare, finance, law, education). Failure to comply with these regulations may subject us to fines, other penalties and reputational harm.

In addition, our live broadcasting services may be abused by hosts and other users. We have an internal control system in place to review and monitor live broadcasting streams and will shut down those streams that may violate PRC laws and regulations. For detailed descriptions of these PRC laws and regulations, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Online Live Broadcasting Services.” However, we may not identify all such streams and content. Failure to comply with applicable laws and regulations may result in the revocation of our licenses to provide internet content or other licenses, the closure of the concerned platforms and reputational harm. We may also be held liable for such censored information displayed on our platform.

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

We believe that our ability to compete effectively for advertising spending depends on many factors within and beyond our control, including:

•	the size, composition and activeness of our user base relative to those of our competitors;

•	the comprehensiveness, innovation and effectiveness of our product and service offerings, especially those of our performance-based advertisements relative to those of our competitors;

•	the volume, pricing and return on investment of our products and services relative to those of our competitors;

•	the reach, engagement and effectiveness of our advertising solutions and services relative to those of our competitors;

•	the strength of our brand and reputation relative to our competitors;

•	the availability, accuracy and utility of analytics and measurement solutions; and

•	our sales and marketing efforts, and those of our competitors.

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

We derived 22.9%, 17.8% and 20.9% of our revenues from mobile games in 2022, 2023 and 2024, respectively. No mobile game individually contributed more than 10% of our total net revenues for the years ended December 31, 2022, 2023 and 2024, respectively. Our revenues from mobile games increased by 39.5% from RMB4,021.1 million in 2023 to RMB5,610.3 million (US$768.6 million) in 2024, which was mainly attributable to the strong performance of our exclusively licensed game, San Guo: Mou Ding Tian Xia launched in June 2024. If we fail to launch new games or release upgrades to existing games in a timely manner, or if our games do not achieve expected popularity, we may lose players of our games, which could materially and adversely impact revenues from mobile games and our business operations. In the event that we succeed in launching new games, the new games may divert players away from the existing games on our platform, which may increase player churn and reduce revenues from our existing games.

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

We also offer mobile games developed by our in-house game development teams. The development cycle for new titles is subject to various challenges and uncertainties. Therefore, our development costs can be substantial. If we experience unanticipated development delays, financial difficulties, or additional costs, we may not be able to release titles according to our schedule and at budgeted costs. External factors, such as changing interests and appetite of game players and market trends, may also have an impact on the successful launch and popularity of any new games. Despite the substantial costs and time needed for development of new games, there can be no assurance that we can recoup these costs or make a profit on these games.

In addition, the revenue model we adopt for online games may not remain effective. We derive substantially all of the mobile games revenues from the sale of in-game virtual items. However, we may not be able to continue to successfully implement this model. Any change in our game revenue model may cause us to lose players and materially and adversely affect our business, financial condition and results of operations.

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

Our ability to generate revenues from our mobile games could suffer if the mobile games market in mainland China does not develop as anticipated.

The mobile games market in mainland China has evolved rapidly in recent years, with developments such as the introduction of new business models, the development of player preferences, the increasing popularity of smartphones, market entry by new competitors and the adoption of new strategies by our competitors. We expect each of these trends to continue, and we must continue to adapt our strategy to successfully compete in this market. There are numerous other technologies and business models in varying stages of development, such as portable tablet computers, cloud games and VR games involving new mobile technologies, which could render certain current technologies or applications obsolete. Accordingly, it is extremely difficult to accurately predict player acceptance and demand for our various existing and potential new mobile game offerings, and the future size, composition and growth of this market. Furthermore, given the limited history and rapidly evolving nature of the mobile games market, we cannot predict the price that players will be willing to pay for the virtual items in our mobile games or whether players will have concerns over security, reliability, cost and quality of service associated with mobile games. If market acceptance of our mobile games is different than anticipated, our ability to maintain or increase our revenues and profits could be materially and adversely affected.

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

We have acquired, and may in the future acquire, companies that are complementary to our business. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see. For example, in February 2022, we acquired all of the equity interests in a game company to expand our in-house capacity in game development.

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

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of our acquisitions of interests in our subsidiaries and consolidated VIEs. We recorded goodwill of RMB2,725.1 million, RMB2,725.1 million and RMB2,725.1 million (US$373.3 million) as of December 31, 2022, 2023 and 2024, respectively.

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

•

construction may not be completed on schedule due to various reasons, such as supply chain issues, increased difficulty for workforce recruitment, disruption to the business operation or financial positions of the construction contractors or other parties on whom we rely, which could result in increased expenses and construction costs, and would result in reduced profitability;

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

•	claims for construction defects after a property has been developed;

•	poor performance or nonperformance by any of our business partners, construction contractors or other third parties on whom we rely;

•	health and safety incidents and site accidents; and

•	compliance with building codes and other local regulations.

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

We do not believe that we are an “investment company” and we do not intend to become registered as an “investment company” under the U.S. Investment Company Act of 1940, or the 1940 Act. Certain of our assets and other future holdings may be deemed to be “investment securities” within the meaning of the 1940 Act. Under the 1940 Act, a company is deemed to be an “investment company” if it is engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, owning, holding, or trading in securities. On a consolidated basis, a significant portion of our present assets as of December 31, 2024 consists of time deposits and short-term investments held for cash management purposes, which may be deemed to be “investment securities” within the meaning of 1940 Act. However, we do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities. Rather, we are primarily engaged in the business of building a leading video community for young generations in China.

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

Our indebtedness could adversely affect our financial condition and our ability to obtain additional capital on reasonable terms when necessary.

Our long-term bank loans were RMB3,100.0 million (US$424.7 million) in aggregate. As of December 31, 2024, the current portion of RMB31.0 million (US$4.2 million) was classified as short-term loans and the remaining RMB3,069.0 million (US$420.5 million) was reported as long-term debt. Our long-term bank loans were substantially credit borrowing and the interest rates were 2.4% as of December 31, 2024. We were in compliance with all of the loan covenants as of December 31, 2024. For additional information, see “Notes to Consolidated Financial Statements—Note 12. Short-Term Loan and Current Portion of Long-Term Debt” and “—Note 14. Long-Term Debt” of our audited consolidated financial statements included elsewhere in this annual report.

We may incur additional indebtedness in the future. Our current and future debt requires us to dedicate a portion of our cash flow to service interest and principal payments and may limit our ability to engage in other transactions. Our ability to pay interest and repay the principal for our indebtedness is dependent upon our ability to manage our business operations, generate sufficient cash flows, raise additional capital and the other factors discussed in this section. There can be no assurance that we will be able to manage any of these risks successfully.

Certain of our outstanding indebtedness include financial and other covenants. We are in compliance with the applicable financial covenants with respect to certain financial metrics as of December 31, 2024. If we fail to comply with these covenants in the future and are unable to remedy or obtain a waiver or amendment, an event of default would occur. If an event of default were to occur, the lenders could, among other things, declare outstanding amounts due and payable. If the payment of any of our indebtedness is accelerated, we may be required to renegotiate, repay or refinance these obligations and may not have sufficient funds available to repay it, and our liquidity and financial position would be materially and adversely affected.

We may require additional capital to support our business growth or to respond to business opportunities, challenges or unforeseen circumstances. Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, our operating performance, the condition of the capital markets, including the general market conditions for financing activities by internet companies, economic, political and other conditions in the PRC and elsewhere, and other factors. Our indebtedness may limit our ability to borrow additional funds. We may have difficulty incurring new debt on terms that we would consider to be commercially reasonable.

In addition, we may also need to refinance a portion or all of our outstanding debt as it matures. We may not be able to refinance existing debt or that the terms of any refinancing may not be as favorable as the terms of our existing debt. Our ability to repay our indebtedness may be limited by law, by regulatory authority or by agreements governing our and/or our subsidiaries’ current or future indebtedness. We derive most of our revenues from, and hold most of our assets through, our subsidiaries. As a result, we may rely in part upon distributions and advances from our subsidiaries in order to help us meet our payment obligations. Our subsidiaries are distinct legal entities and do not have any obligation (legal or otherwise) to provide us with distributions or advances. We may face tax or other adverse consequences, or legal limitations, on our ability to obtain funds from these entities.

We hold a portion of our cash and cash equivalents that we use to meet our working capital and operating expense needs in deposit accounts, and our liquidity and operations could be adversely affected if a financial institution holding such funds fails.

We hold a portion of our cash and cash equivalents that we use to meet our working capital and operating expense needs in deposit accounts at multiple financial institutions. If any of those financial institutions were to fail, we cannot provide any assurances that the applicable governmental agencies would take action to protect our uninsured deposits or make deposits available in a similar manner.

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

We have granted, and may continue to grant, options, restricted share units and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted a global share incentive plan in 2014 (terminated in 2022, whereas awards outstanding at the time of termination survived the termination), a share incentive plan in 2018 (as amended in 2020, 2022 and 2024) and a share incentive plan in 2024, which we refer to as the Global Share Plan, the 2018 Plan and the 2024 Plan, respectively, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under the 2018 Plan and the 2024 Plan, we are authorized to grant options, restricted share units, and other types of awards. As of February 28, 2025, awards to purchase 29,742,521 ordinary shares under the Global Share Plan and the 2018 Plan have been granted and remained outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. We recognize share-based compensation expenses in our consolidated financial statements in connection with these grants and may continue to incur such expenses in the future. As of December 31, 2024, our unrecognized share-based compensation expenses relating to unvested awards amounted to RMB2,829.3 million (US$387.6 million), adjusted for estimated forfeitures.

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements which in turn could negatively impact the trading price of our shares and/or ADSs or otherwise harm our reputation.

The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their respective annual reports. In addition, an independent registered public accounting firm for a public company must attest to and report on the effectiveness of the company’s internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2024. However, if we fail to implement and maintain an effective system of internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Any failure to implement and maintain an effective system of internal control over financial reporting could also cause us to suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading prices of our listed securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanction. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

We rely on certain key operating metrics to evaluate the performance of our business, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We rely on certain key operating metrics to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. We calculate these operating metrics using internal company data that have not been independently verified. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business. If investors make investment decisions based on operating metrics we disclosed that are inaccurate, we may also face potential lawsuits or disputes.

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

As we expand our global and cross-border businesses into more overseas markets, we will face risks associated with expanding into markets in which we have limited or no experience and in which we may be less well-known. We may be unable to attract a sufficient number of users, customers or business partners, fail to anticipate competitive conditions or face difficulties in operating effectively in these new markets. The expansion of our overseas and cross-border businesses will also expose us to risks inherent in operating businesses globally, including, but not limited to:

•	inability to recruit international and local talent and deal with challenges in replicating or adapting our company policies and procedures to operating environments different than those of China;

•	lack of acceptance of the product and service offerings on our platform and adverse publicity about us;

•	disruptions in the supply chain;

•	investigations regarding anti-dumping;

•	trade wars;

•	geopolitical tensions, political instability and general economic or political conditions in particular countries or regions;

•	challenges and increased expenses associated with staffing and managing global and cross-border operations and managing an organization spread over multiple jurisdictions;

•	trade barriers, such as import and export restrictions, tariffs, customs duties and other taxes, competition law regimes and other trade restrictions, as well as other protectionist policies;

•	differing and potentially adverse tax consequences;

•	increased and conflicting regulatory compliance requirements;

•	litigations, arbitrations, government actions, restrictions, policies, or legal proceedings against us;

•	adaption to different industry practices;

•	challenges caused by distance, language and cultural differences;

•	impact of natural disasters or health epidemics;

•

increased costs to protect the security and stability of our information technology systems, intellectual property and personal data, including compliance costs related to data localization laws, data protection laws and privacy laws;

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

A severe or prolonged downturn in the Chinese or global economy, any adverse policy change targeting China or protracted geopolitical tension between China and other countries, any financial or economic crisis, or perceived threat of such a crisis, could materially and adversely affect our business and financial condition.

The Chinese and global macroeconomic environment faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. Heightened geopolitical tensions in various regions of the world may have negative effects to the global economy. In particular, there are significant uncertainties associated with the future relationship between the United States and China with respect to a wide range of issues including investment policies, trade policies, treaties, government regulations and tariffs. The U.S. government has taken actions that have impacted, and may continue to impact, companies like us with a substantial presence in China. A non-exhaustive list of such actions includes legislative measures aiming to prohibit or restrict U.S. investment in China-based companies that operates in certain industries, sanctions or trade restrictions targeting China, increased tariffs on imports from China, or ban or enhanced review of transactions with, or inbound investments from, China-based companies. China has responded by taking a series of measures such as implementing retaliatory tariffs, trade barriers, and other regulatory actions, and new measures may be adopted from time to time. The tension between these two countries may escalate, potentially disrupting cross-border commerce, capital flows, and investor sentiment, leading to increased compliance costs, operational disruptions, and constraints on our access to capital markets. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the Chinese or global economy may materially and adversely affect our business, results of operations and financial condition.

On October 28, 2024, the U.S. Department of the Treasury issued a final rule on outbound investment, or the Outbound Investment Rule, to implement the executive order of August 9, 2023 which became effective on January 2, 2025. The Outbound Investment Rule imposes investment prohibition and notification requirements on U.S. persons for a wide range of investments in entities associated with China (including Hong Kong and Macau), collectively defined as “Covered Foreign Persons,” that are engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, certain investments in Covered Foreign Persons, which are defined as “covered transactions.” We believe we are not a “Covered Foreign Person” as defined in the Outbound Investment Rule. However, if we were to be deemed a Covered Foreign Person due to changes in our business operations or amendments to relevant laws and regulations, our ability to raise capital would be significantly and negatively affected. In such case, the trading prices of our ADSs and/or our Class Z ordinary shares may be materially and adversely affected and the value of our securities may decline significantly.

We face risks related to natural disasters and health epidemics.

Our business could be adversely affected by natural disasters, health epidemics, or other public safety concerns affecting the PRC, and particularly Shanghai. Natural disasters, such as severe weather conditions, a snowstorm, flood or hazardous air pollution, or other outbreaks, to server interruptions, breakdowns, system failures, website or app failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware, as well as adversely affecting our ability to operate our website or apps and provide services and solutions. Our business could also be adversely affected if our employees are affected by health epidemics, such as outbreaks of diseases. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Our headquarters are located in mainland China, where most of our directors and management and many of our employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in mainland China. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect mainland China, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

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

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in mainland China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

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

However, Bilibili is a Cayman Islands holding company with no equity ownership in the VIEs and conducts its operations primarily through its PRC subsidiaries, VIEs and their subsidiaries in mainland China. Investors in Bilibili’s ADSs or the Class Z ordinary shares thus are not purchasing equity interest in the VIEs in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or their interpretations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay our indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the VIEs, which contribute to 68.2% of our revenues in 2024. Bilibili, its PRC subsidiaries and the VIEs, and investors of Bilibili face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

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

The VIEs hold certain licenses that are important to our operations, including the Value-added Telecommunication Business Licenses, a License for Online Transmission of Audio-Visual Programs, Online Culture Operating Permits and Licenses for Production and Operation of Radio and Television Programs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain and maintain the licenses and approvals required within the complex regulatory environment applicable to our businesses in mainland China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.” Under our contractual arrangements, the shareholders of the VIEs may not voluntarily liquidate the VIEs or approve them to sell, transfer, mortgage or dispose of their assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy, or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if the VIEs or their subsidiaries undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

The shareholders of the VIEs include Mr. Rui Chen, Ms. Ni Li and Mr. Yi Xu, who are also Bilibili’s shareholders, and, in some cases are Bilibili’s directors or officers. Conflicts of interest may arise between the roles of them as shareholders, directors or officers of Bilibili and as shareholders of the VIEs. For individuals who are also Bilibili’s directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to act in good faith and in the best interest of Bilibili and not to use their positions for personal gain. The shareholders of the VIEs have executed powers of attorney to appoint our WFOEs or a person designated by our WFOEs to vote on their behalf and exercise voting rights as shareholders of the VIEs. We cannot assure you that when conflicts arise, these shareholders will act in the best interest of Bilibili or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

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

The National People’s Congress approved the PRC Foreign Investment Law on March 15, 2019, effective from January 1, 2020, and the State Council approved the Regulation on Implementing the PRC Foreign Investment Law on December 26, 2019, effective from January 1, 2020. The Supreme People’s Court of mainland China issued a judicial interpretation on the Foreign Investment Law, in December 2019, effective from January 1, 2020, to ensure fair and efficient implementation of the Foreign Investment Law. The judicial interpretation clarifies the issues regarding the validity of the investment contract violating the restrictive or prohibitive requirements in the negative list. According to the judicial interpretation, courts in mainland China shall not, among other things, support contracted parties to claim foreign investment contracts in sectors not on the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), most recently jointly promulgated by the Ministry of Commerce of the PRC and the National Development and Reform Commission of the PRC, or the NDRC, on September 6, 2024 and became effective on November 1, 2024, or the Negative List (2024), as void because the contracts have not been approved or registered by administrative authorities. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it is difficult to predict the outcome of a judicial or administrative proceeding, and such unpredictability towards our contractual rights could adversely affect our business and impede our ability to continue our operations. The Foreign Investment Law and its implementation regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

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

In addition, the Foreign Investment Law further specifies that foreign investments shall be conducted in line with the “negative list” to be issued or approved to be issued by the State Council. The commercial internet information service, internet audio-visual program services, online cultural activities (except for music), the radio and television program production and operation business, and the production of audio-visual products and/or electronic publications that we conduct through the Consolidated Affiliated Entities are subject to foreign investment restrictions set forth in the Negative List (2024). It is uncertain whether the industry of commercial internet information service, internet audio-visual program services, online culture activities (except for music), the radio and television program production and operation business, and the production of audio-visual products and/or electronic publications, in which the VIEs operate, will be subject to the foreign investment restrictions or prohibitions under the then updated “negative list” to be issued. If the then updated “negative list” requires companies with existing VIE structure like us to take further actions, we will face uncertainties as to whether any clearance from the relevant governmental authorities can be timely obtained, or at all.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, effective March 31, 2023. According to these measures, mainland China companies that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. An overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under these measures. An overseas listed company is also required to report material events to the CSRC within three working days after the occurrence and announcement of certain events, including, among other things, the change of control, investigation or penalties imposed by relevant authorities, the conversion of listing status or the transfer of listing board. Failure to comply with these filing or reporting requirements may result in fines and other penalties on the companies, the controlling shareholder and other responsible persons. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to M&A and Overseas Listings.”

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

On September 6, 2024, the NDRC and the Ministry of Commerce jointly issued the Negative List (2024), which became effective on November 1, 2024. Pursuant to the Negative List (2024), if a domestic company engaging in the prohibited business stipulated in the Negative List (2024) seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. Whether the requirement as mentioned above would apply to any domestic company’s indirect overseas offerings is uncertain. As the Negative List (2024) is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

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

The PRC anti-monopoly enforcement agencies have strengthened enforcement under the PRC Anti-Monopoly Law in recent years. In February 2021, the Anti-Monopoly Guidelines for the Internet Platform Economy Sector was promulgated by the Anti-monopoly Commission of the PRC State Council. The Anti-Monopoly Guidelines for the Internet Platform Economy Sector is consistent with the Anti-Monopoly Law of the PRC and prohibits monopoly agreements, abuse of dominant position and concentration of undertakings that may have the effect of eliminating or restricting competitions in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for the Internet Platform Economy Sector outlines certain practices that may, if without justifiable reasons, constitute abuse of dominant position, including, without limitation, tailored pricing using big data and analytics, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundled services to sell services or products, and compulsory collection of user data. Besides, the Anti-Monopoly Guidelines for the Internet Platform Economy Sector expressly states that concentration involving VIE will also be subject to antitrust filing requirements. On May 6, 2024, the SAMR issued the Interim Provisions on Addressing Unfair Competition on the Internet, which came into effect on September 1, 2024. These provisions provided a detailed framework for implementing the PRC Unfair Competition Law, explicitly identifying and prohibiting specific forms of unfair competition within the internet domain. Since the Anti-Monopoly Guidelines for the Internet Platform Economy Sector and the Interim Provisions on Addressing Unfair Competition on the Internet are relatively new, uncertainties still exist in relation to its interpretation and implementation. Although we do not believe we engage in any foregoing situations which would cause material adverse effect on our financial and business conditions, we cannot assure you that our business operations will comply with such regulation in all respects, and any failure or perceived failure by us to comply with such regulation may result in governmental investigations, fines and/or other sanctions on us.

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

Internet companies in mainland China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements on the distribution of information over the mobile and internet. Under these rules and regulations, content service providers are prohibited from posting or displaying over the mobile or internet content that, among others, violates PRC laws and regulations, impairs the national dignity of China or the public interest, is obscene, superstitious, fraudulent or defamatory, or may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of China. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Internet Information Security and Privacy Protection.” In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by, or revoke licenses of, any internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online.

For example, in recent years, the National Office of Anti-Pornography and Illegal Publications, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Culture and Tourism, and the Ministry of Public Security jointly have been launching a series of “Clean Up the Internet” campaigns. These campaigns aim to eliminate pornographic information and content in the internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. During the campaigns, relevant government authorities have shut down websites, removed links and closed accounts. Certain major public internet companies voluntarily initiated self-investigations to filter and remove content from their websites and cloud servers. On June 12, 2024, the Provisions on Governing Cyber Violence were issued, which require an internet information service provider to take immediate actions to cease transmission upon discovering suspected illegal information involving cyber violence, or suspected harmful information involving cyber violence in prominent locations or key areas of its services that are likely to draw user attentions. These actions include deleting, blocking, or disconnecting links, preserving records, and reporting to the relevant authorities. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Online Transmission of Audio-Visual Programs” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Internet Information Security and Privacy Protection.”

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

In March 2018, the State Administration of Press, Publication, Radio, Film and Television issued the Notice on Further Regulating the Order of Online Audio-Visual Programs to further regulate the transmission of internet audio-visual programs. Due to the lack of clarification and detailed implementation rules, it is unclear to us whether and how this notice would be applicable to the content posted on our platform by our users. In November 2019, the Cyberspace Administration of China, the National Radio and Television Administration and the Ministry of Culture and Tourism, jointly issued the Notice on Promulgation of the Administrative Provisions on Online Audio-Visual Information Services, which required the providers of online audio-visual information services to have sufficient capacities to deal with cyber threats, prevent internet illegal and criminal activities, and defend the integrity, safety and availability of online data. We have conducted a review of the content that may be implicated on our platform and believe our current content monitoring measures in place are adequate. However, given the uncertainty in the interpretation and implementation of this notice, we may be required to subsequently implement further content monitoring measures, which could materially and adversely affect our business, financial condition and results of operations. For further information regarding this notice, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Online Transmission of Audio-Visual Programs.”

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

We earn some of our revenues from mobile games through the online sale of in-game items, which are considered to be the “virtual currency” as such term is defined in the Notice on Strengthening Administration of Virtual Currency of Online Games, which was jointly issued by the Ministry of Culture of the PRC the predecessor of the Ministry of Culture and Tourism, and the Ministry of Commerce in 2009. PRC laws and regulations, including this notice, have provided various restrictions on virtual currency and imposed various requirements and obligations on online game operators with respect to the virtual currency used in their games, including that (i) any entity engaged in the services relating to the issuance or trading of virtual currencies for online games shall comply with the conditions relevant to the establishment of an internet culture entity for business purpose and file an application with the provincial administrative department of culture at its locality for preliminary examination and then with the Ministry of Culture of the PRC for approval; (ii) the total amount of virtual currency issued by online game operators and the amount purchased by individual users in mainland China is subject to limits, and online game operators are required to report the total amount of their issued virtual currency on a quarterly basis and are prohibited from issuing disproportionate amounts of virtual currency in order to generate revenues; (iii) virtual currency may only be provided to users in exchange for payment in legal currency and may only be used to pay for virtual goods and services of the issuer of the currency, and online game operators are required to keep transaction data records for no less than 180 days; (iv) online game operators are prohibited from providing lucky draws or lotteries that are conducted on the condition that participants contribute cash or virtual currency in exchange for game props or virtual currencies; (v) online game operators are prohibited from providing virtual currency trading services to minors; and (vi) companies involved with virtual currency in mainland China must be either issuers or trading platforms, and may not operate simultaneously both as issuers and as trading platforms. We must tailor our business model carefully, including designing and operating our databases to maintain user information for the minimum required period, in order to comply with the current PRC laws and regulations, including the foregoing notices, in a manner that in many cases can be expected to result in an adverse impact on our online game revenues.

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

The Enterprise Income Tax Law imposes a unified 25% enterprise income tax rate on all resident enterprises in mainland China, subject to certain exceptions. Certain enterprises may enjoy a preferential enterprise income tax rate of 15% under the Enterprise Income Tax Law if they qualify as a High and New Technology Enterprise. For example, Hode Information Technology qualified as a High and New Technology Enterprise, which allowed it to enjoy a 15% preferential enterprise income tax rate for three years from 2023 to 2025. Shanghai Bilibili Technology Co., Ltd. qualified as a High and New Technology Enterprise, which allowed it to enjoy a 15% preferential enterprise income tax rate for three years from 2024 to 2026. If Hode Information Technology or Shanghai Bilibili Technology Co., Ltd. fails to maintain or renew their High and New Technology Enterprise status, their applicable enterprise income tax rate may be increased to 25%, which could have a material adverse effect on our financial condition and results of operations.

There are uncertainties with respect to value-added tax rates relating to the tax liabilities of our PRC subsidiaries.

The Ministry of Finance, the State Tax Administration and the General Administration of Customs promulgated the Notice on Relevant Policies for Deepening Value-added Tax Reform on March 20, 2019, which provides that the value-added tax rate of 16% in manufacturing and other industries is reduced to 13%, the value-added tax rate of 10% in transportation and other industries is reduced to 9%, and the value-added tax rate in value-added telecommunication service and other industries stays at 6% from April 1, 2019. We are subject to value-added tax for goods sold mainly at a rate of 13% depending on their categories in different periods in 2022, 2023 and 2024. Our advertising revenues (value-added tax included) are subject to culture business construction fee at a rate of 3% in the first half year of 2019, which was reduced to 1.5% since July 1, 2019, valid until December 31, 2027. The cultural business construction fees were exempted for the fiscal years of 2020 and 2021 as part of the measures taken by the government to ease the negative impact from COVID-19 pandemic. We are also subject to surcharges on value-added tax payments in accordance with PRC law. Starting from September 1, 2021, we are no longer legally required to withhold surcharges on value-added tax withheld for non-trade foreign exchange payments. However, it is uncertain whether the value-added tax rate will be raised or any of the above-mentioned tax treatments will be altered in the future, which could have a material adverse effect on our financial condition and results of operations. If we fail to comply with these regulations, we may be subject to sanctions including corrective orders, imposition of fines and confiscation of illegal gains.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other newly adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the PRC Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, as amended in June 2022 and the Provisions of the State Council on the Thresholds for Declaring Concentration of Business Operators, as amended in 2024, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds (meaning during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB12 billion and at least two of these operators each had a turnover of more than RMB800 million within mainland China, or (ii) the total turnover within mainland China of all the operators participating in the concentration exceeded RMB4 billion, and at least two of these operators each had a turnover of more than RMB800 million within mainland China) must be cleared by anti-monopoly law enforcement agency of the State Council before they can be completed. Where a concentration of business operators does not satisfy the threshold for declaration as prescribed, but there is evidence proving that the concentration has or may have the effect of eliminating or restricting competition, the anti-monopoly law enforcement authorities of the State Council may request the business operators to declare the concentration. On December 14, 2020, the SAMR announced three cases of administrative penalties for the failures of acquirers to make proper concentration declarations to authorities about their past acquisitions. This is also the first time that the SAMR imposed administrative penalties for illegal concentration declarations on entities structured in a VIE arrangement.

In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, the Ministry of Commerce promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective in September 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing the Ministry of Commerce regulations, the Ministry of Commerce will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the Ministry of Commerce decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the NDRC, and the Ministry of Commerce under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet content or mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to the Ministry of Commerce review. On December 19, 2020, the NDRC and the Ministry of Commerce jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, setting forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment was established under the NDRC, who leads the task together with the Ministry of Commerce. Foreign investor or relevant parties in mainland China must declare the security review to this office prior to the investments in, among other industries, important cultural products and services, important information technology and internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain control in the target enterprise. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Foreign Investment in the PRC.”

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

Mr. Rui Chen, Ms. Ni Li and Mr. Yi Xu have completed initial SAFE registration prior to our initial public offering in 2018 and will update their registration filings with SAFE under SAFE Circular 37 when any changes should be registered under SAFE Circular 37. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make or update such registrations, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations or our failure to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, and last amended on December 30, 2019. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within mainland China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in mainland China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our equity offering and notes offering and then to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in mainland China. On October 23, 2019, SAFE issued Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in mainland China; provided that such investments do not violate the Negative List (2024) and the target investment projects are genuine and in compliance with PRC laws. The interpretation and implementation of Circular 28 in practice are still subject to substantial uncertainties. According to the Circular on Optimizing the Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments using the income under their capital accounts generated from their capital, foreign debt and overseas listing, without providing materials evidencing the authenticity in advance; provided that the capital usage is authentic and compliant with the current capital account income usage management regulations. The concerned bank is required to conduct spot checks in accordance with the relevant requirements.

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

Furthermore, any major disposal of our Class Z ordinary shares and/or ADSs by any of our directors or executive officers (or the perception that these disposals may occur) may cause the prevailing market price of our Class Z ordinary shares and/or ADSs to fall which could negatively impact our ability to raise equity capital in the future.

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

We have a dual-class share structure such that our ordinary shares consist of Class Y ordinary shares and Class Z ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class Z ordinary shares will be entitled to one vote per share, while holders of Class Y ordinary shares will be entitled to ten votes per share based on our proposed dual-class share structure. The ADSs represent Class Z ordinary shares. Each Class Y ordinary share is convertible into one Class Z ordinary share at any time by the holder thereof, while Class Z ordinary shares are not convertible into Class Y ordinary shares under any circumstances. Upon any sale of Class Y ordinary shares by a holder thereof to any person other than Mr. Rui Chen, Ms. Ni Li and Mr. Yi Xu or any entity which is not ultimately controlled by any of Mr. Rui Chen, Ms. Ni Li or Mr. Yi Xu, such Class Y ordinary shares shall be automatically and immediately converted into the same number of Class Z ordinary shares.

As of the date of this annual report, three of our directors, Mr. Rui Chen, Ms. Ni Li and Mr. Yi Xu, beneficially own all of our issued Class Y ordinary shares. As of February 28, 2025, these Class Y ordinary shares constitute approximately 20.1% of our total issued and outstanding shares and approximately 71.5% of the aggregate voting power of our total issued and outstanding shares. As a result of the dual-class share structure and the concentration of ownership, holders of Class Y ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our listed securities. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that our shareholders may view as beneficial.

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

We have adopted a dual-class voting structure such that our ordinary shares consist of Class Z ordinary shares and Class Y ordinary shares. Based on our dual-class voting structure, in respect of matters requiring a shareholders’ vote, holders of Class Z ordinary shares will be entitled to one vote per share, while holders of Class Y ordinary shares will be entitled to ten votes per share. Due to the disparate voting powers attached to these two classes of ordinary shares, three of our directors, Mr. Rui Chen, Ms. Ni Li and Mr. Yi Xu, beneficially own all of our issued Class Y ordinary shares. As of February 28, 2025, these Class Y ordinary shares in aggregate constitute approximately 20.1% of our total issued and outstanding ordinary shares and approximately 71.5% of the aggregate voting power of our total issued and outstanding ordinary shares. They may take actions that are not aligned with the interests of our shareholders, including the ADS holders. In addition, the significant concentration of share ownership may adversely affect the trading price of our Class Z ordinary shares and/or ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon the composition of our income and assets and projections as to the value of our assets, including goodwill and other unbooked intangibles not reflected on our balance sheet, we do not believe that we were a PFIC for the 2024 taxable year and we do not presently expect to be a PFIC for the current taxable year. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs or Class Z ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of the ADSs or Class Z ordinary shares (which may be volatile). The market price of the ADSs and Class Z ordinary shares may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. In addition, if it were determined that we do not own the stock of the VIEs for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase.

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

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq corporate governance listing standards permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Among other things, we are not required under the Nasdaq corporate governance listing standards to obtain shareholders’ approval when any equity compensation plan is established. In 2024, we relied on this exemption and adopted our 2024 Plan through board approval without seeking shareholders’ approval. As a result, our investors may not be provided with the benefits of certain corporate governance requirements of Nasdaq. In the future, we may rely on other exemptions provided by Nasdaq to the extent also allowed under the laws and regulations in Hong Kong (including the Hong Kong Listing Rules).

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

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet and other related business, Hode Shanghai later entered into a series of contractual arrangements with Hode Information Technology and Shanghai Kuanyu, and their respective shareholders, and our subsidiary, Chaodian (Shanghai) Technology Co., Ltd., which we refer to as Chaodian Technology in this annual report, entered into a series of contractual arrangements with Chaodian Culture and its individual shareholders. We have also entered into contractual arrangements with several other affiliated entities and their respective nominee shareholders, through some of our subsidiaries other than Hode Shanghai or Chaodian Technology. As a result of our direct ownership in our WFOE and the VIE contractual arrangements, we are regarded as the primary beneficiary of the VIEs. We treat them and their subsidiaries as variable interest entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

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

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We maintain our website for investor relations at http://ir.bilibili.com. We do not incorporate the information on or accessible through this website into this report. The information contained on or accessible through this website is not a part of this annual report.

B. Business Overview

We are an iconic brand and a leading video community for young generations in China. Video is an intuitive, vivid and informative way to connect people with the world and has become a dominant medium for communication, entertainment and information. We refer to the trend of video integrating into the scenarios of everyday life as “videolization.” As a go-to video community for young generations in China, we believe we are well positioned to meet users’ evolving content and consumption needs while unlocking greater commercial value of our user base.

We are a full-spectrum video community that offers a wide array of content serving young generations’ diverse interests. We adopt “All the Videos You Like” as our brand proposition. We have built our community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. In our community, users and content creators discover and interact with diverse content encompassing different interests, from lifestyle, game, entertainment, anime, and knowledge to many more. We also enable broad video-based content consumption scenarios centered around professional user generated videos, or PUGV, supplemented with live broadcasting, occupationally generated videos, or OGV, and more.

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

Our user base is growing solidly. In 2024, we had an average of 104 million DAUs and 341 million MAUs, representing an increase of 6% and 4%, respectively, as compared to 2023. Our users have demonstrated high levels of engagement on our platform. The average daily time spent per active user on our mobile apps increased from 97 minutes in 2023 to 102 minutes in 2024, leading a 12% increase in our total user time spent in 2024 as compared to 2023. During the same period, we had over 5.1 billion average daily video views, representing a 19% growth since 2023. Our users generated approximately 17.0 billion average monthly interactions on our platform in 2024, representing a 12% increase since 2023.

Our official members who have passed our 100-question multiple-choice membership exam are even more engaged and loyal to our platform. As of December 31, 2024, we had approximately 258 million official members, representing a 12% increase since 2023. We believe the users who take and pass our membership exam are tuned to our community culture and values, which gives us a sticky user community with high retention rate. For official members who visited our platform in each month since 2023, their 12th-month retention rate remained at around 80%.

Our Content

We offer a wide variety of digital content, centered around PUGV and supplemented with a range of value-added services, or VAS, as well as mobile games. Our full-spectrum content ecosystem makes us a one-stop platform for users to find content that matches their interests and preferred video consumption scenarios, and for content creators to fully showcase their talent. In 2024, we had over 5.1 billion average daily video views, representing a 19% growth since 2023. The growth of our content ecosystem is propelled by a virtuous cycle. The more talented content creators gather on our platform, the more inspiring and high-quality content is created, leading to more users, more engagement, and more followers and feedback for our content creators, which in turn encourages more content creators to join. Simultaneously, our content continues to diversify across various categories, evolving alongside our users’ changing life stages to cater to their shifting content demands.

PUGV

PUGV are the cornerstone of our content ecosystem, contributing to over 95% of the total video views on our platform in 2024. We have a deep and diverse repository of PUGV on our platform. The PUGV on our platform typically showcase the content creators’ knowledge and expertise in the relevant field, providing viewers with a fulfilling experience and creating positive word-of-mouth. PUGV are popular among our users due to their originality and creativity as well as their creators’ responsiveness to user demand.

In 2024, our most popular PUGV categories were lifestyle, game, entertainment, anime and knowledge in terms of the number of video views. As we strengthen our core content categories, we are also expanding our content reach to new areas to meet the continuously evolving needs of our progressing user base. In 2024, emerging PUGV categories such as baby and maternity, automobile, sports and fitness, all saw rapid growth.

To accommodate diverse user needs across various scenarios, we offer diversified viewing experiences through multiple formats and devices. Beyond immersive mobile and PC viewing, our short-form video feature “Story Mode” on our mobile apps caters to on-the-go consumption during fragmented time periods, while our Bilibili app on smart TV provides a more immersive and high-definition viewing experience on larger screens.

VAS

We offer a wide range of value-added services catering to our users’ diversified content needs, including live broadcasting, OGV, audio drama on Maoer, comics on Bilibili Comic and exclusive PUGV content in fan charging programs and premium courses.

Live broadcasting

We view live broadcasting as a natural extension to our video content, which allows users to interact and engage in real time, and is integrated with various content categories and user interests. We have a vast and varied collection of live broadcasting categories on our platform. Games are the most popular category of the live broadcasting content on our platform. In 2024, we offered live broadcasting of the League of Legends S14 World Championship. Our sponsored e-sports team, Bilibili Game, took the second place in the League of Legends S14 World Championship, marking a new record in the team’s history.

In addition to live broadcasting of games, we also provide entertainment live broadcasting consisting of virtual host live broadcasting, audio-related live broadcasting and other live broadcasting. We are dedicated to attracting more talents and hosts to introduce more live broadcasting channels and provide diversified content. In 2024, we continued to integrate live broadcasting within our PUGV ecosystem, which has helped to motivate more users and creators to tap into our live broadcasting universe, thus enriching our live broadcasting content and increasing user penetration. We believe the diverse and growing live broadcasting content provides an interactive user experience and drives the growth of our live broadcasting revenues.

OGV

Our OGV offerings consist of Bilibili-produced or jointly produced content and licensed content procured from third-party production companies. Our OGV offerings encompass a variety of genres, including anime, documentaries, variety shows, selected TV shows and movies. Anime remains our core focus while we are continually making thoughtful investments in other content categories. We leverage our rich OGV offerings to attract more users and convert them into paying users, inspire the creation of PUGV content creators and supplement the PUGV content categories. In 2024, we maintained our disciplined focus on the OGV investment strategy, further elevating return on investment as a core criterion for capital allocation decisions. As a result, with the continuous growth of our net revenues, we expect our total content costs as a percentage of total revenue to gradually decrease.

We have one of China’s largest anime libraries, encompassing Chinese anime and Japanese anime series. Over years of development, we have built a strong portfolio of Chinese anime IPs, including our inhouse produced and co-produced titles. In December 2024, we announced 43 new Chinese anime titles on our Made by Bilibili Chinese Anime Press Conference. We have also established business cooperation with overseas distributors, including Netflix and Sony, to distribute our original Chinese content to the global markets. In addition, we have partnered with content providers for licensed videos, including leading PRC and overseas television networks and studios. See “—Our Strategic Partners” for more information.

Fan Charging Programs and Premium Courses

Building on our robust PUGV content ecosystem, our fan charging program allows paid users to access exclusive, premium videos from their subscribed content creators. To further diversify our video offerings, we launched pay-to-view premium courses, delivering curated, high-value educational content designed to enhance user learning experiences.

Bilibili Comic and Maoer

Leveraging our mass user base of ACG (anime, comics and games) enthusiasts, we expanded our offering to comics and ACG-related audio content. We launched Bilibili Comic, a mobile app offering anime and comic content in 2019 to enrich our content offerings. Subsequently, we launched Maoer, an audio platform, to offer audio drama such as audio books and music mainly contributed by professional and amateur content creators. As a natural extension from our core ACG content offerings, we see synergy effects between our main offerings and each of Bilibili Comic and Maoer.

Mobile games

There is a large population of online games enthusiasts among our users. Game is the second most popular category of our PUGV and the most popular category of our live broadcasting content in 2024, positioning us as one of the most sought-after and active game communities in China. We view mobile games as an adaptive form of video-based content that share many commonalities. Leveraging our deep understanding of users’ preference in online games and our rich experience in games operation and distribution, we select and operate mobile games compatible with our users’ interest. As of December 31, 2024, we operated multiple exclusively distributed mobile games and hundreds of jointly operated mobile games. In addition, we are building up our internal game development capabilities.

We have obtained the exclusive distribution rights of various mobile games from leading global and domestic mobile game developers. The most popular exclusively distributed mobile games on our platform include our first strategy game, San Guo: Mou Ding Tian Xia, or San Mou, and our legacy ACG games, Azur Lane, and Fate/Grand Order. In June 2024, we successfully launched San Mou, which marks a significant milestone in our game genre diversification strategy and underscores the vast potential of our game community. Its sustained popularity throughout 2024 highlights its viability as one of our flagship games. Meanwhile, our legacy title Fate/Grand Order maintained stable performance. As the game enters its 9th year of operation, it continues to demonstrate annual revenue growth in 2024.

In addition to exclusively distributed mobile games, we also jointly operate a large number of mobile games with well-known domestic developers. Popular jointly operated mobile games on our platform include Arknights and Genshin Impact. We continued to leverage our competence in ACG entertainment with like-minded game players in overseas markets, including South Korea, Japan, and other countries.

Our Content Creators

The creation of PUGV by our content creators has been the primary source of user traffic and the key driver for the growth and engagement of our communities. We have cultivated a supportive environment to allow content creators to grow and flourish on our platform, empowering them to easily distribute content, quickly accumulate fan bases and effectively earn income. In 2024, we received an average of approximately 20.7 million monthly videos submissions, which were generated by an average of approximately 4.0 million monthly active content creators.

Retaining and expanding our network of content creators who continually contribute quality content to our platform is essential to us. We have taken a number of initiatives to encourage and facilitate production of creative PUGV by content creators. We provide multiple monetization avenues for our content creators to unlock their commercialization potential, including but not limited to native advertising, virtual gifting in live broadcasting, other value-added services, customized commercial contracts and cash incentive programs. In 2024, nearly 3.1 million content creators earned income through our multiple monetization channels.

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

Membership exam. Users need to pass our multiple-choice membership exam consisting of 100 questions in order to become our “official members,” after which additional interactive and community features, such as bullet chatting and commenting, will become available to them. The membership exam includes questions on community etiquette regarding uploading videos and sending bullet chats, and a set of interest-based questions from a range of topics, such as anime, music, fashion and technology. Users need to answer a total of 60 questions correctly to pass the membership exam. As of December 31, 2024, we had approximately 258 million official members who had passed our membership exam, representing a 12% increase year over year.

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

Community events. Every year, we hold large festivals and community events for our users, including New Year’s Eve Gala, Bilibili Power Up Award, Chinese New Year Gala, Bilibili Macro Link and Bilibili World. In July 2024, we hosted Bilibili World and Bilibili Macro Link in Shanghai, attracting a gathering of over 250,000 audiences to experience our unique community culture. We closed the year with our New Year’s Eve Gala, the Most Beautiful Night of 2024, attracting over 230 million views, highlighting its popularity among young audiences in China. In January 2025, we hosted the 2024 Bilibili Power Up Awards to celebrate and award the outstanding achievements of leading content creators in various categories.

Our social and interactive features

Our communities are built on creative content as well as vibrant interactions among users. Users’ interactions on our platform revolve around content, and the social and interactive features of our platform allow users who share similar interests and hobbies to find, engage with and bond with each other to form an in-depth emotional connection. We provide the following social and interactive features for our users. Our users generated approximately 17.0 billion average monthly interactions on our platform in 2024, representing a 12% increase since 2023.

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

Our Commercialization Model

With our engaged user base, expanding content ecosystem, and vibrant community, we are well positioned to capture users’ evolving demand and increase lifetime value of our users by satisfying such demand. As we develop deep insights into user interests and behavior, we curate the right content and service offerings compatible with user demand, achieving efficient user-centric commercialization. We generate revenues primarily from VAS, advertising, mobile games, and IP derivatives and others. In 2024, our total net revenues were RMB26.8 billion, representing a 19% increase from RMB22.5 billion in 2023.

In 2024, we further advanced our commercialization strategy and improved our products to meet users’ evolving content and consumption needs. Throughout the year, robust growth in our high-margin mobile games and advertising businesses accelerated our total revenue growth and remarkably expanded our margins. Our gross profit increased by 61.2% year over year, driving our gross profit margin increased from 24.2% in 2023 to 32.7% in 2024. As a result, we started to record net profit in the fourth quarter of 2024. For the full year of 2024, we significantly reduced our net loss by 72% as compared against 2023. We plan to further unlock the value embedded within our community with more efficient commercialization products and services to drive sustainable profitability over the long run.

VAS

We provide various types of VAS offerings, including premium membership program, live broadcasting, audio drama on Maoer, comics on Bilibili Comic, and other PUGV and community related VASs, such as fan charging program, Bilibili premium course and community-based avatar decoration.

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

We share revenues from the sales of virtual items generated on our live broadcasting with our hosts and talent agencies. We encourage our content creators to host live broadcasting on our platform to interact with their fans on a real time basis, enhance their popularity and in turn attract and retain users. We have entered into exclusive cooperation agreements with certain hosts with top popularity on our platform, pursuant to which we offer these hosts more attractive rewards in addition to the revenue-sharing arrangements. The top ten content creators and live broadcasting hosts contributed to less than 1% of our total revenues during 2022, 2023 and 2024, respectively.

Our premium membership program allows paying members to enjoy exclusive or advance access to certain high-quality OGV content. We charge our premium members’ membership fees monthly, quarterly or annually, based on the service package that they select. As of December 31, 2024, we had 22.7 million premium members. Over 80% of them were annual or auto-renew premium membership package subscribers, which illustrates our users’ trust in our brand and content offerings.

We offer anime and comic content through the mobile app, Bilibili Comic, and offered audio drama through Maoer audio to expand our content offerings. As a natural extension from our core ACG content offerings, we see great synergy effects between our main platform and each of the Bilibili Comic and Maoer platform.

We have upgraded our fan charging program by granting paid subscribers exclusive access to premium PUGV content from our content creators, available through flexible monthly or annual subscription tiers. We further expanded our portfolio with pay-per-view premium courses and community avatar decorations. These initiatives resonated strongly with our user base, establishing a scalable revenue stream capitalized on the depth and quality of our PUGV content ecosystem.

Advertising

Our typical users are the Gen Z+ population, many of whom are well educated and have decent disposable income and strong purchasing power. This group of users are a golden cohort that advertisers pursue very strongly. Our growing community and increasing brand awareness make Bilibili an appealing platform for advertisers wishing to gain more exposure to this highly coveted group.

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

In addition, we offer integrated marketing campaigns to provide a one-stop marketing solution for our advertisers. Advertisers can leverage our brand advertising to raise their brand awareness, use native advertisements to influence user’s purchase decision and convert sales through our performance-based advertisements. These marketing campaigns were well received by the users and brought satisfactory results for our advertisers. In 2024, we expanded our ecosystem to welcome broader advertising opportunities while upgrading our advertising infrastructure with streamlined, user-centric ad placement tools. We further refined our ad targeting algorithms, based on our deepened insights into user consumption patterns and behaviors. By deploying resources to develop a more efficient ad platform and ad products, we believe these strategic enhancements will effectively capitalize on the potential of our platform’s high-value user base.

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

Mobile games

As a key component of ACG culture, games are the second most popular genre category of our PUGV based on video views in 2024. A substantial portion of our users are game lovers. Mobile games have therefore become a natural extension of our video content offerings and a part of our commercialization strategy since 2014. We offer our game lovers with exclusive distributed mobile games, jointly operated mobile games, as well as self-developed mobile games.

Driven by the strong performance of our exclusively distributed strategy game, San Mou, launched in June 2024, the financial performance of our mobile games regained growth momentum. We derived 22.9%, 17.8% and 20.9% of our total net revenues from mobile games in 2022, 2023 and 2024, respectively.

The majority of mobile games on our platform are developed by third-party developers and we select and curate mobile games on our platform based on content, themes, cultural characteristics and features that appeal to our users. Our users access the mobile games on our platform, and log into and play with their Bilibili accounts. Users’ purchase of in-game virtual items to enhance their game-playing experiences is the primary source of our revenue generated from mobile games. As of December 31, 2024, we operated multiple exclusively distributed mobile games and hundreds of jointly operated mobile games.

For our exclusively distributed mobile games, we generally were granted royalty bearing license with the exclusive right to market and distribute mobile games in China and other countries and regions in Asia. We are responsible for game launch, hosting and maintenance of game servers, game promotions and customer services. We also develop localized versions for games licensed from overseas developers. Our exclusively distributed mobile games contributed to 65.0%, 63.1% and 78.9% of our mobile games revenues during 2022, 2023 and 2024, respectively.

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

Our Strategic Partners

We collaborate with reputable industry players to enhance our content offerings and to strengthen our user-centric commercialization capabilities. We partner with domestic and overseas content partners to continually expand and deepen our content repository. We also work with talent agencies in expanding our content creator group as well as in diversifying our content offerings. We contract with talent agencies to recruit, manage, train and support our hosts and pay talent agencies a percentage of the total revenues from virtual gifting made to the hosts managed by such talent agencies. We work with advertisers in a variety of industries due to our growing community and increasing brand awareness. We enter into advertising service agreements with advertisers directly or through advertising agencies. The price of our advertising services depends upon various factors, including the duration and form of the advertisements and popularity of the content or event in which the advertisements will be placed. We cooperate with leading global and domestic mobile game developers to distribute their mobile games on our platform. Under our agreements for exclusively distributed mobile games, we are typically responsible for the launch of the games, hosting and maintenance of game servers, determination of when and how to operate in-game promotions and customer services and the pricing of in-game virtual items, and making localized versions for overseas licensed games. Under our agreements for jointly operated mobile games, we are typically responsible for distributing games and providing payment solution and market promotion service. Proceeds earned from selling in-game virtual items are shared between us and the third-party game developers pursuant to the agreements. We believe our large and diverse user base presents a prime opportunity for our strategic partners to reach a growing number of audiences. We have also entered into revenue sharing arrangements with distribution channels including iOS and Android-based app stores to distribute our mobile games. To provide multiple payment methods for our users, we contracted with online payment channels and pay fees based on the amount of payment made through the payment channel.

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

In keeping with our slogan, Bilibili-All the Videos You Like, we held various activities to reinforce our impacts across different user demographics. For example, we closed the year of 2024 with our New Year’s Eve Gala, the Most Beautiful Night of 2024, which emerged as a popular online New Year’s celebration for the young generations in China, attracting over 230 million views. Our branding and marketing initiatives allow us to connect and resonate with more users and expand to broader audience.

User Privacy and Safety

The vitality and integrity of our communities are cornerstones of our business. We dedicate significant resources to the goal of strengthening our communities through developing and implementing programs designed to protect user personal information, promote a safe environment, and ensure the security of user personal information. The user privacy policy, Bilibili Privacy Policy, on our platform describes our business scenarios for handling user information and the processing rules and protection measures for personal information on our platform. Specifically, we provide users with adequate notice and authorization as to what personal information are being processed and undertake to protect and process the personal information in accordance with applicable laws and make reasonable efforts to prevent the unauthorized use, loss or leak of user personal information. Our user privacy policy, Bilibili Privacy Policy, has clearly specified the type of user personal information that will be collected under different scenarios. For example, a user will need to provide phone number to receive verification code when registering an account on our platform. When a user downloads (including the re-download after uninstallation) and opens our mobile app for the first time, or any modification is made to the Bilibili Privacy Policy, we will notify the user of the Bilibili Privacy Policy and obtain the user’s explicit consent.

We update Bilibili Privacy Policy from time to time to be in line with the development of PRC laws and regulations, including modifications related to account registration and log-in, disclosure of account information, real-name authentication, customized recommendations, and the necessity to maintain and enhance the security of our products and services. In addition, we have conducted comprehensive reviews and updates of the personal information processing rules for each function of our platform, including the review of data usage in business operations with external business partners. We have also enhanced users’ rights to manage their personal information, such as by including an option for users to obtain a copy of personal information, imposing constraints on automated decision-making by the information system, and addressing user requests. We have provided more detailed descriptions of our business practices related to managing user information, as well as the processing rules and protective measures for personal information on our platform.

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

Content Management and Review

We maintain two levels of content management and review procedures to monitor the content uploaded to our platform to help ensure that no content that may be deemed to be illegal or inappropriate under government rules and regulations is posted and to promptly remove any infringing content. The first level of review procedure is conducted through our proprietary artificial intelligence-based screening system. This system automatically flags and screens out newly uploaded videos that have piracy issues or contain illegal or inappropriate content by comparing them with copyrighted or objectionable videos stored in our own in-house “blacklist” databases and identifying those with similar codes. Once the content is processed by our technology screening system, our system then extracts fingerprint trails from the content and sends them to our content screening team for the second-level review. Leveraging the fast-developing AI large language models, we have improved our AI-based screening capabilities, which led to a significant improvement in the efficiency of our overall content management and review team. As of December 31, 2024, our content screening team consists of over 2,200 employees dedicated to screening and monitoring the content uploaded on our platform to ensure that the flagged content identified by our screening system is reviewed and confirmed before it can be released. We provide initial training during the onboarding process for new hires. We also offer periodic training sessions to keep these employees apprised of any regulatory and policy changes, and supervise and monitor their work. All of the content needs to go through these two levels of review procedures before it is released on our platform.

All of the other content, primarily consisting of bullet chats posted by users, is also automatically filtered by our AI-powered screening system, which utilizes an artificial intelligence-based screening system to conduct semantic analysis on bullet chats to analyze, identify and screen out inappropriate bullet chats. With respect to live broadcasting, we have a separate monitoring team to review and monitor the content and activities of hosts of our live broadcasting as well as the bullet chats posted by viewers. The live broadcasting reviewing process is similar to the two-level review procedure described above. Further, in addition to responding to user complaints, our monitoring team frequently visit different live broadcasting rooms to ensure the appropriateness of the content.

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

Our abuse reporting infrastructure allows our users to report inappropriate, offensive or dangerous content to us through “report” links easily found on our platform. Users can also report through customer service staff or third-party organizations. In addition, if we confirm that user has uploaded content that contains provocative and hate speech, personal attacks, fraudulent information or other offensive information, we may temporarily suspend or permanently terminate such user’s account, and display such user’s account information and reason for the disciplinary action under the “Dark Chamber” tab, which is open to all users on our platform. To protect the community values and contribute to a more harmonious community, our veteran users have voluntarily formed a community discipline committee to collectively evaluate the appropriateness of content posted on our platform, the results of which will be used to train our AI screening system for content monitoring.

However, there can be no assurance that we can identify all the videos or other content that may violate relevant laws and regulations due to the large amount of content uploaded by our users every day. As advised by our PRC counsel, Jingtian & Gongcheng, if the content of audio-visual programs transmitted by the internet audio-visual program service provider on the internet violate the PRC laws and regulations such as the Administrative Regulations on Internet Audio-Visual Program Service, the internet audio-visual program service provider may face, among others, warnings, fines, revocation of license and even criminal investigations or penalties. “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Online Transmission of Audio-Visual Programs.” If such content violates the Provisional Measures on Administration of Internet Culture, operating internet culture entities may face, among others, order to rectify, confiscation of illegal proceeds, fines, revocation of license and even criminal investigations or penalties. “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Internet Cultural Activities.”

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

On April 9, 2024, we published our 2023 ESG Annual Report, which outlines our ESG policies, outcomes and performances for that year. The report highlighted our commitment as a responsible public company to provide positive social and cultural value to our users, content creators, employees and society. As we continually dedicate ourselves to developing and enhancing our ESG initiatives, we have successfully elevated our MSCI ESG rating from BB to A between 2020 and 2024.

In 2024, we remained committed to fulfilling our social responsibilities through leveraging our community. Our Bilibili Charity platform, an online public fundraising platform created for charity organizations in support of the greater good of the society, launched over 100 charity fundraising programs to support a variety of underprivileged groups as of the end of 2024. Meanwhile, we continued to support and facilitate rural education by assisting in the construction of several Bilibili primary schools in Yunnan and Guizhou provinces in China. We helped establish the seventh Bilibili primary school, Bilibili Shan Ge school, to enable underprivileged rural students to achieve their sports dreams. Furthermore, as part of our commitment to promoting positivity and knowledge-sharing content, we utilized our content ecosystem to contribute positively to society.

As the majority of our operations are conducted online, our carbon footprint is limited, but we actively take responsibility to support sustainable operations, and we continue to explore ways to improve energy efficiency. In 2024, led by our environmental management goals, we continued to implement effective environmentally protective practices. We rolled out energy-efficient office facilities and encouraged our employees to conserve resources, including water, electricity, paper, and office supplies. We work with business partners aligned with our commitment to carbon emission reduction. All our servers comply with industry energy standards in China. We also have assessed the impact of climate-related risks and opportunities, and we established internal guidelines for green technology, product innovation, and optimized operations. Additionally, we utilized our content platform to raise public awareness about environmental topics.

We comply strictly with legal and regulatory requirements in our operating countries and regions. We prioritize the establishment and maintenance of risk management and internal control systems. Our risk management and internal control systems cover financial reporting, internal control, data, and technology system risk management. Cybersecurity and information security are of particular importance to us, and we have established internal policies to manage security risk. We have established a three-level information security management structure under the leadership of our board of directors that is responsible for our information security. To ensure governance, we have a defined structure that clarifies roles and responsibilities. We offer periodic employee training, conduct self-inspection on information security, and receive inspections from third-party organizations. We also ask our suppliers to follow our stipulations for business engagements related to security risks and approaches for security incidents. Over 80% of our businesses have received ISO certifications for information security.

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

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in mainland China or the rights of our shareholders to receive dividends and other distributions from us.

Regulations Related to Foreign Investment in the PRC

Foreign Investment Industrial Policy

Investment activities in mainland China by foreign investors are principally governed by the Catalogue for the Encouragement of Foreign Investment Industries (2022 Edition) and the Negative List (2024), which were both promulgated by the Ministry of Commerce and the NDRC and each became effective on January 1, 2023 and November 1, 2024. The catalogue and the negative list set forth the industries in which foreign investments are encouraged, restricted and prohibited. Industries that are not listed in any of these three categories are generally open to foreign investment unless otherwise specifically restricted by other PRC rules and regulations.

According to the Negative List (2024), the foreign equity interest ownership of entities that engage in value-added telecommunications business (except for e-commerce, domestic multi-party communication, storage and forwarding and call center) must not exceed 50%. In addition, foreign investments in the internet cultural business (except for music), the internet audio-visual program business, the radio and television program production and operation business, the production of audio-visual products and/or electronic publications and film production and distribution business are prohibited. However, foreign investors are allowed to hold up to 100% of equity interests in an online data processing and transaction processing business (including e-commerce business operation) in mainland China.

Company Law, Foreign Investment Law and its Implementation Measures

The PRC Company Law, promulgated by the Standing Committee of the National People’s Congress, last amended in December 2023 and became effective on July 1, 2024, provides that companies established in the PRC may take the form of a limited liability company or a joint stock company with limited liability. This law imposes greater personal liability for directors, supervisors and management. Shareholders of a company must fully pay in their subscribed registered capital within five years from the date of establishment of this company, and companies established before July 1, 2024 shall gradually adjust their capital contribution to meet this new requirement. Violation of this law could lead to sanctions and penalties, including fines, orders to correct and public announcements of violations. Each company is an independent legal entity with property rights. The legitimate rights and interests of a company are protected by law and are inviolable.

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

On December 26, 2019, the State Council issued Implementation Regulations for the Foreign Investment Law of the PRC, which came into effect on January 1, 2020. According to these implementation rules, in the event of any discrepancy between the Foreign Investment Law, the implementation rules and the relevant provisions on foreign investment promulgated prior to January 1, 2020, the Foreign Investment Law and its implementation rules shall prevail. These implementation rules also set forth that foreign investors who invest in sectors on the Negative List (2024) in which foreign investment is restricted shall comply with special management measures with respect to, among others, shareholding and senior management personnel qualification in the Negative List (2024). Pursuant to the Foreign Investment Law and its implementation rules, the existing foreign-invested enterprises established prior to the effective date of the Foreign Investment Law are allowed to keep their corporate organization forms for five years from the effectiveness of the Foreign Investment Law before such existing foreign-invested enterprises change their organization forms and organization structures in accordance with the PRC Company Law, the Partnership Enterprise Law of the PRC and other applicable laws.

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

The Administrative Measures on Internet Information Services, which was promulgated by the State Council on September 25, 2000, last amended on December 6, 2024 and became effective on January 20, 2025, set out guidelines on the provision of internet information services. According to these measures, a commercial operator of internet content provision services must obtain an ICP License for the provision of internet information services from the appropriate telecommunications authorities. The Administrative Measures for Telecommunications Businesses Operating Licenses, which were promulgated by the Ministry of Industry and Information Technology on July 3, 2017, and became effective on September 1, 2017, further set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining these licenses.

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

On June 12, 2024, the Cyberspace Administration of China, the Ministry of Public Security, the Ministry of Culture and Tourism and the National Radio and Television Administration jointly issued the Provisions on Governing Cyber Violence which took effect on August 1, 2024. These provisions require an internet information service provider to take immediate actions to cease transmission upon discovering suspected illegal information involving cyber violence, or suspected harmful information involving cyber violence in prominent locations or key areas of its services that are likely to draw user attentions. These actions include deleting, blocking, or disconnecting links, preserving records, and reporting to the relevant authorities.

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

On April 26, 2024, the Standing Committee of the National People’s Congress revised and promulgated the Law of the PRC on the Protection of Minors (2024 Revision), pursuant to which, (i) online product and service providers are prohibited from providing minors with products and services that would induce minors to indulge, (ii) online service providers for products and services such as online games, live broadcasting, audio-video, and social networking are required to establish special management systems of user duration, access authority and consumption for minors, (iii) online games service providers must request minors to register and log into online games with their valid identity information, (iv) online games service providers must categorize games according to relevant rules and standards, notify users about the appropriate ages for the players of the games, and take technical measures to keep minors from accessing inappropriate online games functions, and (v) online games service providers may not provide online games services to minors from 10:00 p.m. to 8:00 a.m. the next day. As of the date of this annual report, we have implemented a real-name registration system and a Bilibili game health system in our mobile game platform in accordance with the relevant supervision requirements. These two systems include following measures:

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

In November 2024, the Cyberspace Administration of China issued the Guidelines for the Development of a Minor Protection Mode on Mobile Internet. These guidelines establish requirements for application providers to implement age-appropriate content recommendations, enhance content safety measures, and restrict certain functions available under the minor mode.

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

According to the Notice on Strengthening the Management of Online Show Live Broadcasting and E-commerce Live Broadcasting promulgated by the National Radio and Television Administration on November 12, 2020, live broadcasting platforms for online shows are requested to strengthen positive value guidance and enable those tasteful, meaningful, interesting and warm live- broadcasting programs to have good traffic, and to prevent the spread of the trends of wealth flaunting, money worshiping and vulgarity. In addition, the number of content reviewers a platform is required to keep must in principle be no less than 1:50 of the number of live broadcasting rooms. Live broadcasting platforms for online shows need to manage the hosts and “virtual gifting” users based on the real-name registration system, and users who have not registered with real names or who are minors are prohibited from virtual gifting. The live broadcasting platforms are required to implement real-name registration system by real-name verification, face recognition, manual review and other measures to prevent minors from virtual gifting. The platform shall limit the maximum amount of virtual gifting each user may give per time, day and month. Live broadcasting platforms for e-commerce shall not illegally produce and broadcast, beyond their business scope of e-commerce, any commentary programs unrelated to sales of goods.

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

According to the Law of the PRC on the Protection of Minors (2024 Revision), which took effect on April 26, 2024, among others, live broadcasting service providers are not allowed to provide minors under age 16 with online live broadcasting publisher account registration service, and must obtain the consent from parents or guardians and verify the identity of the minors before allowing minors aged 16 or above to register live broadcasting publisher accounts.

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

In March 2024, the State Council issued the Implementing Regulation on the Law of the People’s Republic of China on the Protection of Consumer Rights and Interests, which became effective on July 1, 2024. This regulation requires operators of live broadcasting marketing platforms to establish consumer disputes resolution mechanism. When a consumer dispute arises, the operator shall, pursuant the consumer’s request, provide information on the operator of the live broadcasting room, the live broadcasting marketing personnel, the relevant business activity records, and other necessary information.

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

According to the Law of the PRC on the Protection of Minors (2024 Revision), which took effect on April 26, 2024, information processors must follow the principles of legality, legitimacy and necessity when processing personal information of minors via internet, and must obtain consent from minors’ parents or other guardians when processing personal information of minors under the age of 14. In addition, internet service providers must promptly alert upon the discovery of publishing private information by minors via the internet and take necessary protective measures.

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

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-based overseas listed companies.

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

On August 17, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to these regulations, critical information infrastructure refers to any important network facilities and information systems of an important industry and field such as public communication and information service, energy, transport, water conservation, finance, public services, e-government affairs and national defense related science and technology industry, and other industries and fields that may seriously endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each important industry and field are responsible for formulating eligibility criteria and determining the critical information infrastructure in the respective industry or field. The operators will be informed about the final determination as to whether they are categorized as critical information infrastructure operators. The critical information infrastructure operator must perform certain obligations to protect the critical information infrastructure’s security, including but not limited to, conducting a network security test and a risk assessment at least once a year. The security protection departments are responsible for organizing the identification of critical information infrastructure in their respective industries and areas in accordance with the identification rules, who will inform the identification results to the operators in a timely manner and report such results to the public security department of the State Council.

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

On September 24, 2024, the Cyberspace Administration of China published the Regulations of Internet Data Security Management which took effect on January 1, 2025. Data processors shall apply for a cybersecurity review for certain activities, including any data processing activity that affects or may affect national security. Data processors that process “important data” must conduct an annual risk assessment of their network data processing activities, and submit a risk assessment report to authorities at or above the provincial level.

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

The Cyberspace Administration of China published the Measures for the Administration of Personal Information Protection Compliance Audits on February 14, 2025, which will take effect on May 1, 2025. Pursuant to these measures, companies processing personal information of more than 10 million individuals in China must conduct a compliance audit at least once every two years, with special focus on designated areas.

Regulations Related to Generative AI

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

In March 2025, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the National Radio and Television Administration jointly issued the Method for Identifying Synthetic Content Generated by Artificial Intelligence, which will become effective on September 1, 2025. This rule requires (i) AI-generated synthetic content to be clearly labeled across various media formats to enhance transparency and mitigate misinformation risks, (ii) AI service providers to implement a labeling system, ensure compliance with national standards, and retain relevant usage logs for at least six months, and (iii) compliance with security assessments and algorithm filings.

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

In December 2024, the draft revised Anti-Unfair Competition Law of the PRC was released for public comment. The proposed revisions will increase the responsibilities of platform operators by requiring them to incorporate fair competition rules into their service agreements and transaction policies, and to take timely measures to prevent unfair practices by their users. The draft also introduces new requirements, including prohibiting search keyword manipulation that creates confusion, classifying the acceptance of bribes as an unfair competition act, imposing stricter restrictions on the abuse of market dominance by large enterprises and revising rules on commercial defamation. As of the date of this annual report, this draft has not been formally adopted.

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

In May 2024, the SAMR issued the Interim Provisions on Anti-Unfair Competition on the Internet, which came into effect on September 1, 2024. These provisions provided a detailed framework for implementing the PRC Unfair Competition Law, explicitly identifying and prohibiting specific forms of unfair competition within the internet domain. Platform operators are required to enhance the management of competition-related activities on their platforms, including by taking prompt and necessary measures to address any issues and maintaining relevant records. Platform operators are required to report any instances of unfair competition, illegal sales, or violations of consumer rights to the market regulation department at or above the county level where the platform operator is located. Additionally, platform operators with competitive advantages are prohibited from using technical means to exploit transaction data, traffic and other information as well as management rules to interfere with the operations of other businesses, distort product displays, or disrupt fair market competition without justified reasons.

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

Regulations Related to Taxation

Enterprise Income Tax

According to the Enterprise Income Tax Law, which was promulgated on March 16, 2007 and last amended on December 29, 2018, and the Implementation Regulations on the Enterprise Income Tax Law, which was promulgated by the State Council on December 6, 2007, last amended by the State Council on December 6, 2024, and came into effect on January 20, 2025, a uniform income tax rate of 25% will be applied to resident enterprises and non-resident enterprises that have established production and operation facilities in China. Besides enterprises established within the PRC, enterprises established in accordance with the laws of other judicial districts whose “de facto management bodies” are within the PRC are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. A non-resident enterprise refers to an entity established under foreign law whose “de facto management bodies” are not within the PRC but which have an establishment or place of business in the PRC, or which do not have an establishment or place of business in the PRC but have income sourced within the PRC. An income tax rate of 10% will normally be applicable to dividends declared to or any other gains realized on the transfer of shares by non-PRC resident enterprise investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

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

In December 2024, the Standing Committee of the National People’s Congress promulgated the Value-Added Tax Law of the PRC, which will take effect on January 1, 2026 and replace the Provisional Regulations on Value-added Tax. This law outlines the framework of the value-added tax system, including clarifying and adjusting the scope of taxable transactions, the rate structure of VAT, the criteria and tax calculation method for small-scale taxpayers, the determination and calculation of taxable amount, and tax incentives.

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

On October 23, 2019, the SAFE released the Circular 28, according to which besides foreign-invested enterprises engaged in investment business, non-investment foreign-invested enterprises are also permitted to make domestic equity investments with their capital funds in foreign currency provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws. According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign credits and the income under capital accounts of overseas listing, without submitting the evidentiary materials concerning authenticity of such capital for banks in advance; provided that their capital use is authentic and in compliance with administrative regulations on the use of income under capital accounts. The bank in charge shall conduct post spot checking in accordance with the relevant requirements.

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

Regulations Related to Dividend Distributions

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in China include the PRC Company Law, last amended in 2023 and became effective in July 2024, and the Foreign Investment Law. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. A PRC company, including foreign-invested enterprise, is required to set aside as general reserves at least 10% of its after-tax profit, until the cumulative amount of such reserves reaches 50% of its registered capital unless the provisions of laws regarding foreign investment otherwise provided, and shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

(4)	Hode Information Technology has 23 subsidiaries.
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

Certain consolidated affiliated entities with which we have contractual arrangements and their subsidiaries, namely, Shanghai Kuanyu, Hode Information Technology, Chaodian Culture, Shanghai Hehehe Culture Communication Co., Ltd., Sharejoy Network Technology Co., Ltd. and Shanghai Anime Tamashi Cultural Media Co., Ltd., currently operate the following businesses: (i) internet audio-visual program services, (ii) radio and television program production and operation business, and (iii) internet cultural business. PRC laws and regulations prohibit direct foreign investment in operating companies in these sectors. Certain consolidated affiliated entities with which we have contractual arrangements and their subsidiaries, namely, Shanghai Kuanyu, Hode Information Technology, Chaodian Culture, Sharejoy Network Technology Co., Ltd. and Shanghai Hehehe Culture Communication Co., Ltd., currently operate the internet information services. PRC laws and regulations restrict direct foreign investment in operating companies in this sector.

Since foreign investment in these businesses in which the VIEs currently operate are subject to the restrictions under the current PRC laws and regulations, as advised by our PRC counsel, Jingtian & Gongcheng, we determined that it was not viable for our company to hold the consolidated affiliated entities or their subsidiaries that are operating these businesses directly through equity ownership. Instead, we decided that, in line with common practice in industries in the PRC subject to foreign investment restrictions, we would gain effective control over, and have the right to receive all the economic benefits generated by the businesses which are currently operated by these entities through contractual arrangements. We believe that these contractual arrangements are fair and reasonable because: (i) they were freely negotiated and entered into by the contracting parties; (ii) by entering into the exclusive business cooperation agreements, the VIEs will enjoy better economic and technical support from us and better market reputation; and (iii) a number of other companies use similar arrangements to accomplish the same purpose.

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

Agreements that provide us effective control over the relevant VIEs

Powers of Attorney

Mr. Rui Chen executed a power of attorney on August 24, 2021, pursuant to which Mr. Rui Chen irrevocably appoints Hode Shanghai or its designated person (including, but not limited to, directors and their successors and liquidators replacing the directors but excluding those non-independent or who may give rise to conflict of interests) as his attorney-in-fact to exercise such shareholder’s rights in Shanghai Kuanyu, including, without limitation, to, the rights to (i) convene and participate in shareholders’ meeting pursuant to the articles of Shanghai Kuanyu in the capacity of a proxy of Mr. Rui Chen; (ii) exercise the voting rights pursuant to the relevant PRC laws and regulations and the articles of Shanghai Kuanyu, on behalf of Mr. Rui Chen, and adopt resolutions, on matters to be discussed and resolved at shareholders’ meetings and the appointment and election of directors of Shanghai Kuanyu, and manage the company and exercise the rights of Mr. Rui Chen in the event of liquidation of Shanghai Kuanyu; (iii) sign or submit any required document to any company registry or other authorities in the capacity of a proxy of Mr. Rui Chen; (iv) nominate, elect, designate or appoint and remove the legal representative, directors, supervisors and other senior officers of Shanghai Kuanyu pursuant to the articles of association of Shanghai Kuanyu; (v) raise lawsuits or other legal proceedings against the directors, supervisors and senior officers of Shanghai Kuanyu when their behaviors harm the interest of its shareholders; (vi) sign and execute any related documents including, but not limited to, share transfer agreement, asset transfer agreement and board resolutions when Mr. Rui Chen exercises his right to transfer his equity in Shanghai Kuanyu in accordance with exclusive option agreement; and (vii) instruct the directors and senior officers to act in accordance with our attention.

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

On December 23, 2020, the respective spouse of Mr. Rui Chen and Mr. Yi Xu, each a shareholder of Hode Information Technology, executed a letter of undertakings, which contains terms substantially similar to the letter of undertakings described above.

On September 30, 2020, the respective spouse of Mr. Rui Chen, Mr. Yi Xu and Mr. Xujun Chai, each an individual shareholder of Chaodian Culture, executed a letter of undertakings, which contains terms substantially similar to the letter of undertakings described above.

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

Pursuant to the exclusive business cooperation agreement, the service fee shall be equivalent to the total consolidated net profit of Shanghai Kuanyu of each financial year, after offsetting the prior-year loss (if any), costs, expenses, taxes and other statutory contributions incurred in the corresponding financial year. Notwithstanding the foregoing, Hode Shanghai shall have the right to adjust the level of the service fee based on (a) the complexity of the services provided; (b) the time required for providing the services; (c) the content and commercial value of the services provided; and (d) the market price of the same type of services. Shanghai Kuanyu has agreed to pay the service fee to the bank account designated by Hode Shanghai within five (5) business days after Hode Shanghai issues the payment notice, as amended by Hode Shanghai from time to time. In addition, pursuant to the exclusive business cooperation agreement, without the prior written approval from Hode Shanghai, Shanghai Kuanyu shall not, and/or shall procure its consolidated affiliated entities not to, enter into any transactions (save as those transactions entered into in the ordinary course of business) that may materially affect its assets, obligations, rights or operation, including but not limited to:

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

The exclusive option agreement has an indefinite term commencing from December 23, 2020, being the date of the exclusive option agreement, until it is terminated (i) by Hode Shanghai through giving Shanghai Kuanyu and Mr. Rui Chen a prior written notice of termination; or (ii) upon the transfer of the entire equity interests held by Mr. Rui Chen and/or the transfer of all the assets of Shanghai Kuanyu to Hode Shanghai or its designated person and the completion of registration with the relevant local branch of the SAMR. Neither Shanghai Kuanyu nor Mr. Rui Chen is contractually entitled to terminate the exclusive option agreement unless otherwise required by PRC laws and regulations.

On December 23, 2020, Hode Shanghai, Hode Information Technology and each of the shareholders of Hode Information Technology entered into an exclusive option agreement, which contains terms substantially similar to the exclusive option agreement described above.

On September 30, 2020, Chaodian Technology, Chaodian Culture and each of the individual shareholders of Chaodian Culture entered into an exclusive option agreement, which contains terms substantially similar to the exclusive option agreement described above.

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

D. Property, Plants and Equipment

Our headquarters is located at Wujiaochang commercial district in Shanghai. We lease and occupy office buildings with an aggregate floor area of approximately 104,000 square meters. A substantial majority of our employees are based at our headquarters in Shanghai. Our servers and network facilities for internal administrative functions are located at our headquarters. We have sales and marketing, and anime production personnel at our regional offices in Beijing and Tokyo. We lease and occupy approximately 5,100 square meters of office space in Beijing, approximately 5,700 square meters of office space in Chengdu and approximately 700 square meters of office space in Tokyo. These leases vary in duration from one to four years.

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

A. Operating Results

Key Factors Affecting Our Results of Operations

User growth and engagement

Our ability to grow our user base and maintain and increase user engagement is critical to our success. We have experienced solid user growth in the past two years. The following table sets forth our average DAUs and MAUs for each of the quarters indicated:

	For the Three Months Ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
	(In millions)
Average DAUs(1)(3)	93.7	96.5	102.8	100.1	102.4	102.3	107.3	103.0
Average MAUs(2)(3)	315.2	323.7	340.8	336.0	341.5	335.8	347.8	339.6

Note:

(1)	Average DAU is calculated by dividing the sum of DAU during the specified period by the number of days in such period.
(2)	Average MAU is calculated by dividing the sum of MAU during the specified period by the number of months in such period.
(3)

We count our active users as the sum of active users on mobile apps and on PC during a given period. Active users on mobile apps refer to the number of mobile devices (including smart TV and other smart devices) that have launched our mobile apps during a given period. Active users on PC refer to the sum of valid logged-in users who visit our website at www.bilibili.com on PC and who engage in PC application during a given period, after eliminating duplicates.

Our active users generally view and consume a multitude of content offered on our platform, including videos, live broadcasting, mobile games and other content. The number of our users and the level of their engagement on our platform affect our revenues. We had solid growth in the revenues generated from VAS mainly due to the increasing numbers of active viewers of our live broadcasting and subscribers of our premium membership program and our other value-added services. Our advertising revenue is driven by the size of our user base, the engagement of our users and our brand equity. Mobile game user base growth and engagement are primarily driven by the launch of new games and the release of content updates of our existing games.

We believe DAU reflects the quality and sustainability of our community, which also is directly linked to our commercial prospects. We will continue to implement our strategy to grow our DAU base and increase penetration in Generation Z+ and attract users from wider demographics. We will continue to support our content creators, enrich video content, strengthen our brand recognition and invest in high-quality user growth.

Our provision and commercialization of diversified product and service offerings

Our revenues and results of operations depend on our ability to convert more users to paying users and to increase their spending on our platform, which is driven by our provision of diversified product and service offerings appealing to our users.

The following table sets forth our average monthly paying users, and average monthly revenue per paying user for each of the quarters indicated:

	For the Three Months Ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
	(In millions)
Average monthly paying users(1)	28.5	26.3	28.7	28.3	29.1	28.8	30.1	29.5
	(In RMB)
Average monthly revenue per paying user(2)	38.5	40.4	41.6	45.5	40.2	41.3	51.5	55.2

Note:

(1)

Average monthly paying users is calculated by dividing the sum of monthly paying users during the specified period by the number of months in such period. Paying users on our platform refer to users who make payments for various products and services on our platform, including purchases in games and payments for VAS (excluding purchases on our e-commerce platform). A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user and we add the number of paying users of Maoer and the number of paying users of smart TVs toward our total paying users without eliminating duplicates.

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

Our ability to manage our costs and expenses

Our results of operations depend on our ability to manage our costs and expenses. Our cost of revenues consists primarily of revenue-sharing costs, content costs, server and bandwidth service costs, staff costs and IP derivatives and other costs. We expect our revenue-sharing costs to increase in absolute amount due to our business expansion in advertising, mobile games and VAS. We will remain disciplined in managing costs and operating expenses, including controlling content investment and staff costs, while optimizing resource efficiency related to server and bandwidth expenses. We intend to implement a more selective approach to content investment, which we believe will enable us to manage the volatility of content costs. In addition, we will control our sales and marketing expense, further streamline our personnel and improve our research and development efficiency.

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

Key Components of Results of Operations

Net revenues

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
VAS	8,715,170	39.8%	9,910,080	44.0%	10,999,137	1,506,876	41.0%
Advertising	5,066,212	23.1%	6,412,040	28.5%	8,189,175	1,121,912	30.5%
Mobile games	5,021,290	22.9%	4,021,137	17.8%	5,610,323	768,611	20.9%
IP derivatives and others	3,096,495	14.2%	2,184,730	9.7%	2,032,890	278,505	7.6%

Total net revenues	21,899,167	100.0%	22,527,987	100.0%	26,831,525	3,675,904	100.0%

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

Advertising. We generate advertising revenues primarily from performance-based, brand, and native advertisements. Performance-based advertisements appear in various formats, such as video or picture feeds alongside organic feeds, a banner underneath the video-playing frame, a link, banner or pop-up in the Story Mode, and a link in the comment section appearing below our videos. Brand advertisements primarily appear on the app opening page, the top banner, the website home page banner and the inline video feed alongside organic feeds. Brand advertisements can also be customized according to advertisers’ needs and appear in Bilibili-produced OGV or events. Native advertisings are customized according to advertisers’ needs, produced by our content creators and embedded naturally in their video creations. We expect our advertising revenues to increase in the foreseeable future as we continue to integrate advertising products into our content ecosystem, improve our advertising infrastructure, and attract more advertisers by optimizing advertising efficiency.

Mobile games. We primarily offer exclusively distributed mobile games and jointly operated mobile games developed by third-party game developers. For exclusively distributed mobile games, we are responsible for game launch, hosting and maintenance of game servers, game promotions and customer services. We also develop localized versions for games licensed from overseas developers. For jointly operated mobile game services, we provide our mobile game platform for mobile games developed by third-party developers. We earn game distribution service revenue within the applicable contract periods by providing payment solutions and game promotion services, while game developers are responsible for providing game products, hosting and maintaining game servers and determining the pricing of in-game virtual items. As of December 31, 2024, we operated multiple exclusively distributed mobile games and hundreds of jointly operated mobile games. Our revenues from mobile games depend on the number of paying users, and ultimately are determined by our ability to develop, select, procure and offer engaging games tailored to our platform and our user preferences. We plan to continue introducing new mobile games and enhancing our existing portfolio, which we believe will stabilize revenues from mobile games and contribute to their sustainable growth in the foreseeable future amid evolving market dynamics beyond our control.

IP derivatives and others. Our IP derivatives and others primarily consist of sales of derivative merchandise of ACG IPs on our e-commerce platform. We expect revenues from IP derivatives and others to fluctuate in the foreseeable future but remain as a decent stream of revenues.

Cost of revenues

The following table sets forth the components of our cost of revenues by amounts and percentages of cost of revenues for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Revenue-sharing costs	9,115,351	50.5%	9,507,483	55.6%	10,803,944	1,480,134	59.8%
Content costs	3,496,871	19.4%	3,195,620	18.7%	2,729,520	373,943	15.1%
Server and bandwidth costs	1,752,878	9.7%	1,477,116	8.7%	1,643,678	225,183	9.1%
IP derivatives and others	3,684,772	20.4%	2,905,903	17.0%	2,880,420	394,616	16.0%

Total cost of revenues	18,049,872	100.0%	17,086,122	100.0%	18,057,562	2,473,876	100.0%

Revenue-sharing costs consist of fees paid to game developers, distribution channels (app stores) and payment channels, and fees we share with hosts of our live broadcasting and content creators in accordance with our revenue-sharing arrangements. Content costs mainly consist of amortized costs of purchased licensed content from copyright owners or content distributors and our production costs. Server and bandwidth costs are the fees we pay to telecommunication carriers and other service providers for telecommunication services, hosting our servers at their internet data centers, and providing content delivery network and application services. IP derivatives and others consist of cost of goods sold associated with our e-commerce business, staff cost, depreciation and others.

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of operating expenses for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	4,920,745	40.3%	3,916,150	37.3%	4,401,655	603,024	43.5%
General and administrative expenses	2,521,134	20.7%	2,122,432	20.2%	2,031,063	278,254	20.1%
Research and development expenses	4,765,360	39.0%	4,467,470	42.5%	3,685,214	504,872	36.4%

Total operating expenses	12,207,239	100.0%	10,506,052	100.0%	10,117,932	1,386,150	100.0%

Sales and marketing expenses. Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and other compensation-related expenses for our sales and marketing personnel. We will keep implementing our cost control strategy to further discipline our sales and marketing expenses, including to rationalize our promotion expense and improve our expense efficiency.

General and administrative expenses. General and administrative expenses consist primarily of salaries and other compensation-related expenses for our general and administrative personnel, professional fees, severance cost, rental expenses and allowance for expected credit losses. We will keep implementing our cost control strategy, including by driving workforce optimization.

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
			(in thousands, except for percentages)
Net revenues	21,899,167	100%	22,527,987	100%	26,831,525	3,675,904	100%
Cost of revenues(1)	(18,049,872)	(82.4)%	(17,086,122)	(75.8)%	(18,057,562)	(2,473,876)	(67.3)%

Gross profit	3,849,295	17.6%	5,441,865	24.2%	8,773,963	1,202,028	32.7%
Operating expenses:
Sales and marketing expenses(1)	(4,920,745)	(22.5)%	(3,916,150)	(17.4)%	(4,401,655)	(603,024)	(16.4)%
General and administrative expenses(1)	(2,521,134)	(11.5)%	(2,122,432)	(9.4)%	(2,031,063)	(278,254)	(7.6)%
Research and development expenses(1)	(4,765,360)	(21.7)%	(4,467,470)	(19.9)%	(3,685,214)	(504,872)	(13.7)%

Total operating expenses	(12,207,239)	(55.7)%	(10,506,052)	(46.7)%	(10,117,932)	(1,386,150)	(37.7)%

Loss from operations	(8,357,944)	(38.1)%	(5,064,187)	(22.5)%	(1,343,969)	(184,122)	(5.0)%
Other expenses:
Investment loss, net (including impairments)	(532,485)	(2.4)%	(435,644)	(1.9)%	(470,081)	(64,401)	(1.8)%
Interest income	281,051	1.3%	542,472	2.4%	434,980	59,592	1.6%
Interest expense	(250,923)	(1.1)%	(164,927)	(0.7)%	(89,193)	(12,219)	(0.3)%
Exchange losses	(19,745)	(0.1)%	(35,575)	(0.2)%	(68,715)	(9,414)	(0.3)%
Debt extinguishment gain/(loss)	1,318,594	6.0%	292,213	1.3%	(38,629)	(5,292)	(0.1)%
Others, net	157,944	0.7%	132,640	0.6%	175,412	24,031	0.7%

Loss before income tax expenses	(7,403,508)	(33.7)%	(4,733,008)	(21.0)%	(1,400,195)	(191,825)	(5.2)%
Income tax (expense)/benefit	(104,145)	(0.5)%	(78,705)	(0.4)%	36,544	5,007	0.1%

Net loss	(7,507,653)	(34.2)%	(4,811,713)	(21.4)%	(1,363,651)	(186,818)	(5.1)%

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
		(In thousands)
Cost of revenues	69,096	63,724	84,178	11,532
Sales and marketing expenses	59,041	56,649	60,460	8,283
General and administrative expenses	554,976	596,950	568,194	77,842
Research and development expenses	357,570	415,321	403,380	55,263

Total	1,040,683	1,132,644	1,116,212	152,920

Year ended December 31, 2024 compared to year ended December 31, 2023

Net revenues

Our net revenues increased by 19.1% from RMB22.5 billion in 2023 to RMB26.8 billion (US$3.7 billion) in 2024.

VAS. Our net revenues from VAS increased by 11.0% from RMB9,910.1 million in 2023 to RMB10,999.1 million (US$1,506.9 million) in 2024, mainly attributable to increases in revenues from live broadcasting and other value-added services.

Advertising. Our net revenues from advertising increased by 27.7% from RMB6,412.0 million in 2023 to RMB8,189.2 million (US$1,121.9 million) in 2024, mainly attributable to our improved advertising product offerings and enhanced advertising efficiency.

Mobile games. Our net revenues from mobile games increased by 39.5% from RMB4,021.1 million in 2023 to RMB5,610.3 million (US$768.6 million) in 2024. The increase was mainly attributable to the strong performance of our exclusively licensed game, San Guo: Mou Ding Tian Xia launched in June 2024.

IP derivatives and others. Our net revenues from IP derivatives and others decreased by 6.9% from RMB2,184.7 million in 2023 to RMB2,032.9 million (US$278.5 million) in 2024.

Cost of revenues

Our cost of revenues increased by 5.7% from RMB17,086.1 million in 2023 to RMB18,057.6 million (US$2,473.9 million) in 2024. The increase was mainly attributable to higher revenue-sharing costs, partially offset by lower content costs.

Revenue-sharing costs increased by 13.6% from RMB9,507.5 million in 2023 to RMB10,803.9 million (US$1,480.1 million) in 2024, primarily due to higher fees paid to distribution channels and game developers and an increase in payments made to hosts of live broadcasting programs and content creators on our platform.

Content costs decreased by 14.6% from RMB3,195.6 million in 2023 to RMB2,729.5 million (US$373.9 million) in 2024, as we continued to implement a more selective strategy in content investment while maintaining the quality of content provided to our users.

Server and bandwidth costs increased by 11.3% from RMB1,477.1 million in 2023 to RMB1,643.7 million (US$225.2 million) in 2024, primarily due to increased server and bandwidth capacity to keep pace with the increasing volume of data and video views on our platform.

IP derivatives and others related costs slightly decreased by 0.9% from RMB2,905.9 million in 2023 to RMB2,880.4 million (US$394.6 million) in 2024.

Gross profit

As a result of the foregoing, our gross profit increased by 61.2% from RMB5,441.9 million in 2023 to RMB8,774.0 million (US$1,202.0 million) in 2024.

Operating expenses

Our total operating expenses decreased by 3.7% from RMB10.5 billion in 2023 to RMB10.1 billion (US$1.4 billion) in 2024, primarily as a result of our reduced expenses related to platform operations, as we improved our expenses efficiency.

Sales and marketing expenses.

Our sales and marketing expenses increased by 12.4% from RMB3,916.2 million in 2023 to RMB4,401.7 million (US$603.0 million) in 2024. The increase was primarily attributable to increased marketing expenses for our exclusively licensed games.

General and administrative expenses.

Our general and administrative expenses decreased by 4.3% from RMB2,122.4 million in 2023 to RMB2,031.1 million (US$278.3 million) in 2024. The decrease was primarily attributable to the workforce efficiency optimization in 2024.

Research and development expenses.

Our research and development expenses decreased by 17.5% from RMB4,467.5 million in 2023 to RMB3,685.2 million (US$504.9 million) in 2024. The decrease was mainly attributable to a decrease in research and development personnel headcount in 2024 and the one-off termination expenses of certain game projects that occurred in the fourth quarter of 2023.

Loss from operations

As a result of the foregoing, we narrowed loss from operations by 73.5% from RMB5,064.2 million in 2023 to RMB1,344.0 million (US$184.1 million) in 2024.

Other income/(expenses)

Investment loss, net (including impairments). Net investment loss, net (including impairments) primarily includes return earned on financial products issued by banks and other financial institutions and the fair value change of investments. We had net investment loss of RMB435.6 million and RMB470.1 million (US$64.4 million) in 2023 and 2024, respectively.

Interest income. Interest income primarily represents interest earned on cash and cash equivalents and time deposits. We had interest income of RMB542.5 million and RMB435.0 million (US$59.6 million) in 2023 and 2024, respectively. The decrease was primarily driven by the decrease in time deposits held in 2024 compared to 2023.

Interest expense. Interest expense primarily represents interest payment and amortized issuance costs related to our convertible senior notes. We had interest expense of RMB164.9 million and RMB89.2 million (US$12.2 million) in 2023 and 2024, respectively. The decrease was primarily attributable to a decrease in interest expense related to our convertible senior notes from RMB110.2 million in 2023 to RMB35.5 million (US$4.9 million) in 2024.

Debt extinguishment (loss)/gain. We recorded debt extinguishment loss of RMB38.6 million (US$5.3 million) in 2024, compared to debt extinguishment gain of RMB292.2 million in 2023. The difference between the purchase price and the net carrying amount of the repurchased notes was accounted for under “Debt extinguishment gain/(loss)” in the consolidated statements of operations.

Income tax benefit/(expense)

We recorded income tax benefit of RMB36.5 million (US$5.0 million) in 2024, compared to income tax expense of RMB78.7 million in 2023.

Net loss

As a result of the foregoing, we narrowed net loss by 71.7% from RMB4,811.7 million in 2023 to RMB1,363.7 million (US$186.8 million) in 2024.

Year ended December 31, 2023 compared to year ended December 31, 2022

Net revenues

Our net revenues increased by 2.9% from RMB21.9 billion in 2022 to RMB22.5 billion in 2023.

VAS. Our net revenues from VAS increased by 13.7% from RMB8,715.2 million in 2022 to RMB9,910.1 million in 2023, mainly attributable to an increase in revenues from live broadcasting and other value-added services.

Advertising. Our net revenues from advertising increased by 26.6% from RMB5,066.2 million in 2022 to RMB6,412.0 million in 2023, mainly attributable to our improved advertising product offerings and enhanced advertising efficiency.

Mobile games. Our net revenues from mobile games decreased by 19.9% from RMB5,021.3 million in 2022 to RMB4,021.1 million in 2023. The decrease was mainly attributable to fewer new game launches as well as lower revenue contributions from certain existing games, while revenues from top-performing legacy games, like Azur Lane and Fate/Grand Order, remained relatively stable in 2023.

IP derivatives and others. Our net revenues from IP derivatives and others decreased by 29.4% from RMB3,096.5 million in 2022 to RMB2,184.7 million in 2023, mainly attributable to a decrease in revenues from e-sports copyright sublicensing and IP derivatives sales.

Cost of revenues

Our cost of revenues decreased by 5.3% from RMB18,049.9 million in 2022 to RMB17,086.1 million in 2023. The decrease was mainly attributable to lower server and bandwidth costs, staff costs, content costs and others’ costs led by effective cost control measures.

Revenue-sharing costs increased by 4.3% from RMB9,115.3 million in 2022 to RMB9,507.5 million in 2023, primarily due to an increase in payments made to hosts of live broadcasting programs and content creators on our platform and an increase in payments made to distribution channels.

Content costs decreased by 8.6% from RMB3,496.9 million in 2022 to RMB3,195.6 million in 2023, as we continued to implement a more selective strategy in content investment while maintaining the quality of content provided to our users.

Server and bandwidth costs decreased by 15.7% from RMB1,752.9 million in 2022 to RMB1,477.1 million in 2023, primarily due to improvement in resource utilization efficiency.

IP derivatives and others related costs decreased by 21.1% from RMB3,684.8 million in 2022 to RMB2,905.9 million in 2023, primarily due to a decrease in cost of goods sold associated with our IP derivatives business.

Gross profit

As a result of the foregoing, we had gross profit of RMB5,441.9 million in 2023, compared to gross profit of RMB3,849.3 million in 2022.

Operating expenses

Our total operating expenses decreased by 13.9% from RMB12,207.2 million in 2022 to RMB10,506.1 million in 2023, primarily as a result of our reduced costs related to platform operations, as we enhanced our monetization efficiency.

Sales and marketing expenses.

Our sales and marketing expenses decreased by 20.4% from RMB4,920.7 million in 2022 to RMB3,916.2 million in 2023. The decreased was primarily attributable to reduced promotional spending related to user acquisition in 2023.

General and administrative expenses.

Our general and administrative expenses decreased by 15.8% from RMB2,521.1 million in 2022 to RMB2,122.4 million in 2023. The decreased was primarily attributable to the decrease in headcount of general and administrative personnel and allowance for expected credit loss in 2023.

Research and development expenses.

Our research and development expenses decreased by 6.3% from RMB4,765.4 million in 2022 to RMB4,467.5 million in 2023. The decrease was mainly attributable to a decrease in headcount of research and development personnel and fewer expenses associated with the termination of certain games projects in 2023.

Loss from operations

As a result of the foregoing, we incurred loss from operations of RMB5,064.2 million in 2023, compared to loss from operations of RMB8,357.9 million in 2022.

Other income/(expenses)

Investment loss, net (including impairments). Net investment loss, net (including impairments) primarily includes return earned on financial products issued by banks and other financial institutions and the fair value change of investments. We had net investment loss of RMB532.5 million and RMB435.6 million in 2022 and 2023, respectively. The decrease in loss was primarily due to less impairment charges for long-term investments in 2023.

Interest income. Interest income primarily represents interest earned on cash and cash equivalents and time deposits. We had interest income of RMB281.1 million and RMB542.5 million in 2022 and 2023, respectively. The increase was primarily driven by the increase in time deposits held in 2023 compared to 2022.

Interest expense. Interest expense primarily represents interest payment and amortized issuance costs related to our convertible senior notes. We had interest expense of RMB250.9 million and RMB164.9 million in 2022 and 2023, respectively. The decrease was primarily attributable to a decrease in interest expense related to our convertible senior notes from RMB192.6 million in 2022 to RMB110.2 million in 2023.

Debt extinguishment gain. Debt extinguishment gain was RMB1,318.6 million and RMB292.2 million in 2022 and 2023, respectively. The decrease was primarily attributable to less gain from the repurchase of convertible senior notes in 2023 compared to 2022.

Income tax expense

We recorded income tax expense of RMB78.7 million in 2023, compared to income tax expense of RMB104.1 million in 2022.

Net loss

As a result of the foregoing, we incurred net loss of RMB4,811.7 million in 2023, compared to net loss of RMB7,507.7 million in 2022.

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

For example, Hode Information Technology has qualified as a High and New Technology Enterprise, which allowed it to enjoy a 15% preferential enterprise income tax rate for three years from 2023 to 2025. Shanghai Bilibili Technology Co., Ltd. has qualified as a High and New Technology Enterprise, which allowed it to enjoy a 15% preferential enterprise income tax rate for three years starting from 2024 to 2026.

Our other major PRC subsidiaries are subject to enterprise income tax on their taxable income in mainland China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to value-added tax mainly at a rate of 6% for services rendered and value-added tax mainly at a rate of 13% for goods sold, although the rate varies depending on their categories in different periods. We are subject to surcharges on value-added tax payments in accordance with PRC law. Our advertising and marketing revenues (valued-added tax included) are subject to culture business construction fee at a rate of 1.5% since July 1, 2019, valid until December 31, 2027, and were exempted in fiscal year of 2021 as part of the measures taken by the government to ease the negative impact from COVID-19 pandemic.

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

B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Cash Flows Data:
Net cash (used in)/provided by operating activities	(3,911,370)	266,622	6,014,854	824,032
Net cash provided by/(used in) investing activities	10,609,218	1,762,148	(138,087)	(18,917)
Net cash used in financing activities	(4,354,919)	(5,074,685)	(2,825,383)	(387,076)
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies	321,350	100,349	6,177	846

Net increase/(decrease) in cash, cash equivalents and restricted cash	2,664,279	(2,945,566)	3,057,561	418,885
Cash, cash equivalents and restricted cash at beginning of the year	7,523,108	10,187,387	7,241,821	992,125

Cash, cash equivalents and restricted cash at end of the year	10,187,387	7,241,821	10,299,382	1,411,010

As of December 31, 2022, 2023 and 2024, our cash, cash equivalents and restricted cash were RMB10,187.4 million, RMB7,241.8 million and RMB10,299.4 million (US$1,411.0 million), respectively. Our cash and cash equivalents primarily consist of cash on hand, demand deposits placed with large reputable banks, and highly liquid investments that are readily convertible to known amounts of cash and with original terms of three months or less. We entered into several one-year revolving loan facilities provided by certain financial institutions with an aggregate principal amount of RMB1,199.0 million (US$164.3 million) as of December 31, 2024. We have utilized RMB500.0 million (US$68.5 million) from such facilities as of December 31, 2024.

Our principal sources of liquidity have been the proceeds we received from our public offerings of ordinary shares and net cash provided by operating activities in 2023 and 2024. In January 2023, we completed the offering of 15,344,000 ADSs at US$26.65 per ADS. The amount of net proceeds from this offering (after deducting all applicable costs and expenses including but not limited to selling commission) is approximately US$396.9 million. Shortly thereafter, we completed the repurchase of an aggregate principal amount of US$384.8 million of our convertible senior notes due December 2026 with an aggregate purchase price of US$331.2 million, which was funded by the net proceeds from this ADS offering. We have used the remaining proceeds of this ADS offering in the amount of US$68.8 million to replenish our cash reserve.

Between 2019 and 2021, we issued three batches of convertible senior notes, with an aggregate principal amount of US$500 million, US$800 million and US$1,600 million, respectively, that are due in April 2026, 2027 and December 2026, respectively. Following a series of repurchases, including, in 2024, the repurchase of US$429.3 million of the convertible senior notes due April 2026 and the repurchase of US$419.1 million of the convertible senior notes due December 2026, substantially all of the convertible senior notes that were originally issued have been repurchased. As of December 31, 2024, an aggregate principal amount of US$13.4 million of our convertible senior notes remained outstanding.

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

As of December 31, 2024, 79.4% of our cash and cash equivalents were held in mainland China, including 20.9% of our cash and cash equivalents that were held by the VIEs and denominated in Renminbi. Although we consolidate the results of the VIEs and their subsidiaries, we only have access to the assets or earnings of the VIEs and their subsidiaries through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

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

Operating activities

Net cash provided by operating activities in 2024 was RMB6,014.9 million (US$824.0 million), as compared to net loss of RMB1,363.7 million (US$186.8 million) in the same period. The difference was primarily due to an increase of RMB848.2 million (US$116.2 million) in deferred revenue, an increase of RMB779.3 million (US$106.8 million) in accrued liabilities and other payables, an increase of RMB615.2 million (US$84.3 million) in accounts payable, a decrease of RMB251.2 million (US$34.4 million) in accounts receivable. The changes in working capital were attributable to our increased mobile games revenues and advertising revenues. The principal non-cash items affecting the difference between our net loss and our net cash provided by operating activities in 2024 were RMB2,326.7 million (US$318.8 million) in depreciation and amortization of property and equipment and intangible assets, RMB1,116.2 million (US$152.9 million) in share-based compensation expenses and RMB486.5 million (US$66.6 million) in impairments of long-term investments.

Net cash provided by operating activities in 2023 was RMB266.6 million, as compared to net loss of RMB4,811.7 million in the same period. The difference was primarily due to an increase of RMB341.1 million in accrued liabilities and other payables, a decrease of RMB342.5 million in prepayments and other assets and a decrease of RMB185.8 million in other long-term assets, partially offset by an increase of RMB262.2 million in accounts receivable, a decrease of RMB182.2 million in salary and welfare payable and a decrease of RMB141.6 million in other long-term liabilities. The changes in working capital were attributable to our business expansion, particularly, diversification of other value-added services offerings and increased advertising revenues. The principal non-cash items affecting the difference between our net loss and our net cash provided by operating activities in 2023 were RMB2,730.4 million in depreciation and amortization of property and equipment and intangible assets, RMB1,132.6 million in share-based compensation expenses and RMB354.8 million in termination of certain game projects.

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

Investing activities

Net cash used in investing activities in 2024 was RMB138.1 million (US$18.9 million), primarily due to purchase of short-term investments of RMB37.0 billion (US$5,064.8 million) and cash paid for placements of time deposits of RMB5,833.9 million (US$799.2 million), partially offset by proceeds from maturities of short-term investments of RMB37.0 billion (US$5,070.1 million) and maturities of time deposits of RMB7,486.7 million (US$1,025.7 million).

Net cash provided by investing activities in 2023 was RMB1,762.1 million, primarily due to proceeds from maturities of short-term investments of RMB16.3 billion and maturities of time deposits of RMB9.7 billion, partially offset by purchase of short-term investments of RMB13.5 billion and placements of time deposits of RMB10.0 billion.

Net cash provided by investing activities in 2022 was RMB10,609.2 million, primarily due to proceeds from maturities of short-term investments of RMB81.7 billion and maturities of time deposits of RMB13.9 billion, partially offset by purchase of short-term investments of RMB70.6 billion, placements of time deposits of RMB10.2 billion, cash paid for long term investments including loans of RMB1.5 billion, cash consideration paid for purchase of subsidies, net of cash acquired of RMB1.2 billion and purchase of intangible assets of RMB2.0 billion, which primarily consisted of licensed copyrights of video content.

Financing activities

Net cash used in financing activities in 2024 was RMB2,825.4 million (US$387.1 million), primarily attributable to the repurchase of convertible senior notes, net of issuance costs, of RMB5,958.4 million (US$816.3 million), partially offset by proceeds of short-term and long-term loans of RMB5,149.0 million (US$705.4 million).

Net cash used in financing activities in 2023 was RMB5,074.7 million, primarily attributable to the repurchase of convertible senior notes, net of issuance costs, of RMB7.7 billion and the repayment of short-term loan of RMB2.0 billion, partially offset by the proceeds from issuances of ordinary shares net of issuance costs of RMB2.7 billion and proceeds of short-term loans of RMB2.0 billion.

Net cash used in financing activities in 2022 was RMB4,354.9 million, primarily attributable to the repurchase of convertible senior notes and shares of RMB4.5 billion.

Material cash requirements

Our material cash requirements as of December 31, 2024 primarily include our long-term loans, capital expenditures and operating lease commitments.

We intend to fund our existing and future material cash requirements with our existing cash balance, cash generated from operating activities, and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Long-term loans

Our long-term bank loans were RMB3,100.0 million (US$424.7 million) in aggregate. As of December 31, 2024, the current portion of RMB31.0 million (US$4.2 million) was classified as short-term loans and the remaining RMB3,069.0 million (US$420.5 million) was reported as long-term debt. Our long-term bank loans were substantially credit borrowing and the interest rates were 2.4% as of December 31, 2024. We were in compliance with all of the loan covenants as of December 31, 2024. For additional information, see “Notes to Consolidated Financial Statements—Note 12. Short-Term Loan and Current Portion of Long-Term Debt” and “—Note 14. Long-Term Debt” of our audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2024, the long-term loans, including the portion due within one year which were recorded as short-term loan and the current portion of long-term debt, will be repaid according to the following schedule:

RMB in thousands
2025	31,000
2026	3,069,000
Total	3,100,000

Capital expenditures

Our capital expenditures are primarily incurred for purchases of intangible assets and property and equipment. Our capital expenditures were RMB2.7 billion, RMB1.3 billion and RMB1.8 billion (US$240.4 million) in 2022, 2023 and 2024, respectively. Purchases of intangible assets, which primarily consist of licensed copyrights of video content, accounted for 72.2%, 86.3% and 73.5% of our total capital expenditures in 2022, 2023 and 2024, respectively.

Operating lease commitments

Our operating lease commitments consist of the commitments under the lease agreements for our office premises. As of December 31, 2024, the amount of total future lease payments under operating leases, whose weighted average remaining lease term is 1.8 years, was RMB325.3 million (US$44.6 million), of which RMB194.6 million (US$26.7 million) is short term.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

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

C. Research and Development, Patents and Licenses, Etc.

Technology, Research and Development

Our technology platform has been designed for reliability, scalability and flexibility and is administered by our in-house technology department. As of December 31, 2024, we had access to a nationwide network of 51,625 servers that we own and 5,298 servers we lease, with power supply and power generator backup. This structure, along with other features described below, contributes to the reliability, scalability and efficiency of our network.

AI and big data analytics. AI is particularly suitable for reviewing and screening content by recognizing and analyzing patterns and connections. As the varieties and quantity of content and user interactions continue to increase, AI capabilities are critical for us to control our operating costs and enhance user experience. We utilize big data analytics to create an interest profile for each user account based on user’s actions such as post, bullet chatting, comment, like and follow, and demographic data such as age, gender and geography. Empowered by our AI capabilities, our interest profile allows us to personalize user interface and push content to our users that they are more likely to find interesting and relevant.

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

Intellectual Property

We seek to protect our technology, including our proprietary technology infrastructure and core software system, through a combination of patents, copyrights, trademarks, trade secrets and confidentiality agreements. As of December 31, 2024, we have registered approximately 2,143 patents, 3,017 registered copyrights, 360 registered domain names, including www.bilibili.com, and 8,909 registered trademarks, including “ ..” In addition, we had submitted approximately 2,013 additional patent applications and 313 trademark applications.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1,2025 that are reasonably likely to have a material adverse effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Our critical accounting estimates require a higher degree of judgment than others in their application and involve a significant level of uncertainty at the time the estimate was made, and changes in them have had or are reasonably likely to have a material effect on our financial condition or results of operations. For a detailed discussion of our significant accounting policies and related judgments, see “Notes to Consolidated Financial Statements—Note 2. Significant Accounting Policies” of our audited consolidated financial statements included elsewhere in this annual report.

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

In connection with our periodic reviews of the estimate, the assumptions are evaluated accordingly considering historical players’ churn rates, playing patterns for paying players and management judgment. Updates to these assumptions will impact the estimate average playing period of paying players and the revenue recognized accordingly. If the estimate average playing period of paying players is extended, the revenue will be recognized over a longer period and vice versa. See “Notes to Consolidated Financial Statements—Note 2. Significant Accounting Policies” of our audited consolidated financial statements included elsewhere in this annual report for additional information regarding the revenue recognition of mobile game services.

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

In the year of 2024, we assessed the above indicators, then determined that there were impairment indicators and RMB486.5 million investment impairment were charged. See “Notes to Consolidated Financial Statements—Note 9. Long-term Investments, Net” of our audited consolidated financial statements included elsewhere in this annual report for additional information regarding the impairment investment accounted for using the measurement alternative.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Rui Chen	47	Chairman of the Board of Directors and Chief Executive Officer
Ni Li	39	Vice Chairwoman of the Board of Directors and Chief Operating Officer
Yi Xu	35	Founder, Director and President

Directors and Executive Officers	Age	Position/Title
JP Gan	53	Independent Director
Eric He	65	Independent Director
Feng Li	51	Independent Director
Guoqi Ding	55	Independent Director
Xin Fan	45	Chief Financial Officer

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

Xin Fan has served as our chief financial officer since September 2017. Prior to that, Mr. Fan served as our vice president of finance since April 2016. Before joining our company, Mr. Fan served as a finance director at NetEase (Nasdaq: NTES; HKEX: 9999) from 2011 to 2016. Prior to 2011, Mr. Fan held various positions at KPMG Huazhen for an aggregate of eight years and served as a senior manager there from 2008 to 2011. Mr. Fan has also served as an independent director of Sipai Health Technology Co., Ltd. (HKEX: 0314) since May 2023 and as an independent director of MicroPort NeuroScientific Corporation (HKEX: 2172) since June 2024. Mr. Fan received his bachelor’s degree in international accounting from Shanghai University of Finance and Economics in 2001. Mr. Fan is a regular member of the American Institute of Certified Public Accountants and a certified public accountant in China. He also holds licenses as chartered global management accountant and chartered certified accountant in the United Kingdom.

B. Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of approximately RMB7.2 million (US$1.0 million) in cash to our executive officers, and approximately RMB1.7 million (US$0.2 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

In November 2014, our board of directors adopted a global share incentive plan, or the Global Share Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. We subsequently terminated our Global Share Plan in October 2022 by unanimous written approval of our board of directors. The awards previously granted and outstanding and the evidencing original award agreements shall survive the termination of the Global Share Plan and remain effective until the expiration of their original terms, as may be amended from time to time.

In February 2018, our shareholders and board of directors adopted the 2018 share incentive plan, or the 2018 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. We subsequently amended our 2018 Plan in March 2020, October 2022 and June 2024. Following the latest amendment in June 2024, the maximum aggregate number of Class Z ordinary shares which may be issued pursuant to all awards under the 2018 Plan, or the Scheme Limit, was refreshed to be 41,413,503 Class Z ordinary shares. The awards previously granted and outstanding and the evidencing original award agreements shall survive the June 2024 amendment and remain effective until the expiration of their original terms, as may be amended from time to time, and the ordinary shares underlying these awards shall not count towards the refreshed Scheme Limit.

In May 2024, our board of directors adopted the 2024 share incentive plan, or the 2024 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of Class Z ordinary shares which may be issued pursuant to all awards under the 2024 Plan is 41,272,920 Class Z ordinary shares.

The 2018 Plan

The aggregate number of Class Z ordinary shares available for future grant under the 2018 Plan was 37,092,680 as of February 28, 2025.

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

Eligibility. Eligible participants include employee participants, related party participants and service provider participants, as determined by the plan administrator.

Vesting Schedule. Under the 2018 Plan, in general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. Under the 2018 Plan, the plan administrator determines the exercise price for each option, which is stated in the award agreement and shall be no less than the higher of (i) the closing price of the underlying shares as quoted on the principal exchange or system on which the shares are listed on the date of grant (which must be a business day), and (ii) the average closing price of the underlying shares as quoted on the principal exchange or system on which the shares are listed for the five trading days immediately preceding the date of grant, provided that the shares are listed on one or more established stock exchanges or national market systems (including the Nasdaq Stock Market and the Main Board of the Hong Kong Stock Exchange). The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions. Under the 2018 Plan, awards may not be transferred in any manner by the participant unless, subject to applicable laws and regulations or under the specific exceptions provided in the 2018 Plan.

Termination and Amendment. Unless terminated earlier, the 2018 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the 2018 Plan. However, shareholders’ approval is required for any amendments that (i) are necessary and desirable to comply with applicable laws or stock exchange rules, (ii) alter the material terms of the 2018 Plan relating to the matters set out in Rule 17.03 of the Hong Kong Listing Rules to the advantage of eligible participants, and (iii) change the authority of our board of directors or committee responsible for administering the plan to amend the terms of the 2018 Plan.

The 2024 Plan

The aggregate number of Class Z ordinary shares available for future grant under the 2024 Plan was 41,272,920 as of February 28, 2025.

The Class Z ordinary shares that may be issued pursuant to the awards under the 2024 Plan will be in the form of shares or ADSs that are purchased by a third-party trust from time to time through legally permissible means in connection with the 2024 Plan. 2024 Plan does not involve the issuance of new shares of our company.

The following paragraphs describe the principal terms of the 2024 Plan.

Types of Awards. The 2024 Plan permits the awards of options, restricted shares, and restricted share units.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2024 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award under the 2024 Plan.

Award Agreement. Awards granted under the 2024 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. Eligible participants include employee participants, related party participants and consultants, as determined by the plan administrator.

Vesting Schedule. Under the 2024 Plan, in general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. Under the 2024 Plan, the plan administrator determines the exercise price for each option, which is stated in the award agreement and shall be no less than the fair market value of the shares on the date of grant, which must be a business day. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions. Under the 2024 Plan, awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment. Unless terminated earlier, the 2024 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the 2024 Plan. Except with respect to amendments made by the plan administrator, no termination, amendment or modification may adversely affect in any material way any awards previously granted pursuant to the 2024 Plan unless agreed by the participant.

The following table summarizes, as of February 28, 2025, the number of ordinary shares underlying outstanding options and restricted share units granted to several of our directors and executive officers and to other individuals as a group under the Global Share Plan and the 2018 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates. We have not granted any awards under the 2024 Plan.

Name	Ordinary Shares Underlying Options and Restricted Share Units Awarded	Exercise Price (US$/Share)**	Date of Grant	Date of Expiration**
Rui Chen	*	From nominal to	March 2020	March 2027
	*	US$10.47	November 2020	November 2027
Ni Li	*	Nominal	Various dates from November 2020 to March 2023	November 2027
JP Gan	*	Nominal	Various dates from March 2020 to July 2022	Various dates from March 2026 to July 2028
Eric He	*	Nominal	July 2022	July 2028
Xin Fan	*	From nominal to US$10.47	Various dates from June 2019 to March 2023	Various dates from June 2026 to March 2027
Other grantees	20,883,095	From nominal to US$10.47	Various dates from June 2019 to December 2024	Various dates from June 2026 to December 2028

Total	29,742,521

Notes:

*	Less than 1% of our total outstanding shares.
**	Exercise price and date of expiration are not applicable to the granted restricted share units.

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

Audit Committee. Our audit committee consists of Eric He, JP Gan and Feng Li. Eric He is the chairman of our audit committee. We have determined that Eric He, JP Gan and Feng Li each satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Eric He qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

D. Employees

We had 11,092 employees as of December 31, 2022, 8,801 employees as of December 31, 2023, and 8,088 employees as of December 31, 2024. The following table sets forth the numbers of our employees categorized by function as of December 31, 2024:

Function:	As of December 31, 2024
Products and technology	3,632
Content audit	2,247
Operations	1,646
Management, sales, finance and administration	563

Total	8,088

As of December 31, 2024, we had 5,635 employees in Shanghai, 645 employees in Chengdu, 445 employees in Nanjing, 407 employees in Wuhan and 956 employees in other locations.

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

E. Share Ownership

Except as otherwise noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2025 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 83,715,114 Class Y ordinary shares and 333,053,165 Class Z ordinary shares outstanding as of February 28, 2025 (excluding 4,493,138 Class Z ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans).

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after February 28, 2025, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class Y Ordinary Shares	Class Z Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power
Directors and Executive Officers**:
Rui Chen(1)	49,299,006	3,604,000	52,903,006	12.6%	42.1%
Ni Li(2)	7,200,000	1,336,000	8,536,000	2.0%	6.2%
Yi Xu(3)	27,216,108	196,100	27,412,208	6.6%	23.3%
JP Gan(4)	—	*	*	*	*
Eric He(5)	—	*	*	*	*
Feng Li(6)	—	—	—	—	—
Guoqi Ding(7)	—	—	—	—	—
Xin Fan	—	*	*	*	*

	Ordinary Shares Beneficially Owned
	Class Y Ordinary Shares	Class Z Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power
All Directors and Executive Officers as a Group	83,715,114	6,057,726	89,772,840	21.3%	71.6%
Principal Shareholders:
Entities affiliated with Rui Chen(8)	49,299,006	—	49,299,006	11.8%	42.1%
Tencent entities(9)	—	43,749,518	43,749,518	10.5%	3.7%
Entity affiliated with Yi Xu(10)	27,216,108	151,100	27,367,208	6.6%	23.3%

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

(1)

Represents (i) 49,299,006 Class Y ordinary shares directly held by Vanship Limited, a business company limited by shares incorporated in British Virgin Islands, and (ii) 3,604,000 Class Z ordinary shares issuable to Mr. Rui Chen upon exercise of options within 60 days after February 28, 2025. Vanship Limited is controlled by The Le Petit Prince Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Chen is the settlor of The Le Petit Prince Trust, and Mr. Chen and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Chen has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Vanship Limited in Bilibili, and, except for Mr. Chen, the other beneficiaries of the trust have no voting rights attached to such shares. There are certain limited circumstances in which the trustee would not be required to comply with such a direction (for example, where a direction may make the trustee subject to criminal sanction or civil liability or where a direction involves a transaction which might have an adverse impact on the reputation of the trustee). The above position would also not apply if Mr. Chen is incapacitated, has released his authority or nominated another person to have such authority in his place.

(2)

Represents (i) 7,200,000 Class Y ordinary shares directly held by Saber Lily Limited, a business company limited by shares incorporated in British Virgin Islands, and (ii) 1,336,000 Class Z ordinary shares issuable to Ms. Ni Li upon exercise of options within 60 days after February 28, 2025. Saber Lily Limited is controlled by The Fortuna Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Ms. Li is the settlor of The Fortuna Trust, and Ms. Li and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Saber Lily Limited in Bilibili, and, except for Ms. Li, the other beneficiaries of the trust have no voting rights attached to such shares. There are certain limited circumstances in which the trustee would not be required to comply with such a direction (for example, where a direction may make the trustee subject to criminal sanction or civil liability or where a direction involves a transaction which might have an adverse impact on the reputation of the trustee). The above position would also not apply if Ms. Li is incapacitated, has released her authority or nominated another person to have such authority in her place.

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

To our knowledge, as of February 28, 2025, 70,649,995 of our Class Z ordinary shares were held by two record holders in the United States, representing approximately 16.8% of our total outstanding shares on an as converted basis (including the 4,493,138 Class Z ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans). One of the holders is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 20.9% Class Z ordinary shares on record as of February 28, 2025. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Other Related Party Transactions

Purchases of goods and services. For the years ended December 31, 2022, 2023 and 2024, we purchased goods and promotional and other services amounting to RMB206.9 million, RMB172.5 million and RMB124.0 million (US$17.0 million), respectively, from certain related parties.

Sale of goods and services. For the years ended December 31, 2022, 2023 and 2024, we sold goods and live broadcasting and other services amounting to RMB14.0 million, RMB12.7 million and RMB12.0 million (US$1.6 million), respectively, to certain related parties.

Acquisition/transfer of long-term investments. In 2022, we transferred some of our equity interests in certain investments to an investment fund, of which we are a limited partner, with a consideration of RMB275.0 million.

Loans to the Entity. In 2020, we established an entity with an independent third party and two entities each controlled by Mr. Rui Chen and Ms. Ni Li to acquire the land use rights for a parcel of land in Shanghai for future construction. We provided interest-bearing guaranteed loans to this entity for its operation. The annual interest rate of the loans was 3.95% as of December 31, 2024. For the years ended December 31, 2022, 2023 and 2024, the largest outstanding amount of the loans was RMB1,308.7 million. As of February 28, 2025, the outstanding balance of the loans to this entity was RMB613.0 million.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. We are currently involved in approximately 300 lawsuits based on allegations of infringement of third-party copyright due to the content posted on our platform, which are immaterial to our company on an individual basis or a collective basis. Material litigation or any other material legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

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

We have obtained Value-added Telecommunication Business Licenses for the provision of value-added telecommunication business, License for Online Transmission of Audio-Visual Programs for the provision of internet audio-visual program services, Online Culture Operating Permits for operation of commercial internet culture activities, and Licenses for Production and Operation of Radio and Television Programs for the radio, television and anime production and operation business. These licenses are essential to the operation of our business and are generally subject to regular government review or renewal. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain and maintain the licenses and approvals required within the complex regulatory environment applicable to our businesses in mainland China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.”

Under regulations issued by the State Administration of Press, Publication, Radio, Film and Television, the publication of each online game requires approval from the State Administration of Press, Publication, Radio, Film and Television, and after the institutional restructuring of the State Administration of Press, Publication, Radio, Film and Television, we currently apply with the National Press and Publication Administration for the approvals for publishing our games. As of the date of this annual report, we have obtained approvals from the National Press and Publication Administration for all of the domestic and imported online games exclusively operated by us which are in operation in the PRC. For the online games we jointly operate with third parties, we also require them to obtain requisite approvals from the National Press and Publication Administration. In 2022, 2023 and 2024, substantially all of the revenues from our jointly operated mobile games in China were contributed by approximately 30 of our online jointly operated mobile games in the PRC, and all of them have obtained approvals from the National Press and Publication Administration.

The material regulations directly relevant to our business include but not limited to the Administrative Regulations on Internet Audio-Visual Program Service, the Administrative Provisions on Online Audio-Visual Information Services, the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, the Administrative Regulations on Online Live Broadcasting Services, the Notice on Strengthening the Management of Online Show Live Broadcasting and E-commerce Live Broadcasting, the Notice on Strengthen the Management of Live Broadcasting Service, Notice on Further Strict Management to Effectively Prevent Minors from Being Addicted to Online Games and the Law of the PRC on the Protection of Minors (2024 Revision). See “Item 4. Information on the Company—B. Business Overview—Regulations” for more information.

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

Bilibili is a holding company incorporated in the Cayman Islands. It may rely on dividends from its subsidiaries in China for its cash requirements, including any payment of dividends to its shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Dividend Distributions.”

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

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Foreign Exchange Control.”

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon the composition of our income and assets and projections as to the value of our assets, including goodwill and other unbooked intangibles not reflected on our balance sheet, we do not believe that we were a PFIC for the 2024 taxable year and we do not presently expect to be a PFIC for the current taxable year. While we do not expect to be or become a PFIC in the current taxable year, no assurance can be given that we are not or will not become classified as a PFIC because the determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend, in part, upon the composition of our assets and income, and the continued existence of our goodwill at that time. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market value of our ADSs from time to time (which may be volatile). The market price of the ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, our risk of becoming classified as a PFIC may substantially increase.

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

As of December 31, 2024, we had U.S. dollars-denominated cash and cash equivalents and time deposits of US$894.4 million. If the U.S. dollars had appreciated or depreciated by 10% against the Renminbi, we would have had an increase or decrease of RMB642.9 million of cash and cash equivalents and time deposits.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits, and bank facilities with a floating rate of interest.

Interest-earning instruments carry a degree of interest rate risk. Our exposure to interest rate risk also arises from our bank facilities that have a floating interest rate. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates.

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

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2024, we were entitled to receive approximately US$1.5 million reimbursements from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense in connection with such programs.

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

•

brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and

•

the Hong Kong Share Registrar will charge HK$2.50 per share certificate canceled/issued (whichever is higher) for each regular transfer service of ordinary shares from one registered owner to another, and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors must settle their trades executed on the Hong Kong Stock Exchange through their brokers directly or through custodians. For an investor who has deposited his or her Class Z ordinary shares in his or her stock account or in his or her designated HKSCC participant’s stock account maintained with HKSCC, settlement will be effected in CCASS in accordance with the General Rules of HKSCC and HKSCC Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his or her broker or custodian before the settlement date.

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

All costs attributable to the transfer of Class Z ordinary shares to effect a withdrawal from or deposit of Class Z ordinary shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of Class Z ordinary shares and ADSs should note that the Hong Kong Share Registrar will charge HK$2.50 per share certificate canceled/issued (whichever is higher) for each regular transfer service of Class Z ordinary shares from one registered owner to another, and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of Class Z ordinary shares and ADSs must pay up to US$5.00 (or less) per 100 ADSs for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of Class Z ordinary shares into, or withdrawal of ordinary shares from, our ADS program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2024 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2022	2023	2024
	(RMB in thousands)
Audit fees(1)	10,310	9,564	8,061
Audit-related fees(2)	200	3,500	—
Tax fees(3)	1,625	1,183	84
Other fees(4)	185	150	—

(1)

“Audit fees” means the aggregate fees incurred for each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC and submitted to the Hong Kong Stock Exchange. In 2022, 2023 and 2024, the audit refers to financial statement audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)

“Audit-related fees” means the aggregate fees incurred in each of the fiscal years listed as a result of our principal auditors’ issuance of consent letter related to our registration of securities on Form S-8 filed in October 2022 and the issuance of comfort letters related to our offering of ADSs in January 2023.

(3)	“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by our principal auditors.
(4)

“Other fees” means the aggregate fees incurred in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees”, “Audit-related fees” and “Tax fees”.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP as described above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 14, 2024, our board of directors authorized a share repurchase program under which we may repurchase up to US$200 million of our ADSs and/or Class Z ordinary shares for the next 24 months. The proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable laws, rules and regulations. We plan to fund the repurchases from our existing cash balance.

The following table sets forth information about out repurchases made in the year 2024 under the share repurchase program described above.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs
December, 2024	839,167	US$	19.49	839,167	US$	183,648,320

Total	839,167	US$	19.49	839,167	US$	183,648,320

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Rule 5635(c) of the Nasdaq Rules requires a Nasdaq-listed company to obtain its shareholders’ approval for all equity compensation plans, including stock plans, and any material amendments to such plans. Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Pursuant to Rule 5615, we have elected to and currently follow our home country practice that does not require us to seek shareholder approval for adopting our 2024 Plan. Therefore, our shareholders are afforded less protection than they otherwise would under the Nasdaq Global Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Listed Securities—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards, and these practices may afford less protection to shareholders than shareholders would enjoy if we complied fully with the Nasdaq corporate governance listing standards.” In the future, we may rely on other exemptions provided by Nasdaq to the extent also allowed under the laws and regulations in Hong Kong (including the Hong Kong Listing Rules).

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES
We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees to promote compliance with applicable insider trading laws, rules and regulations. These insider trading policies and procedures are filed as Exhibit 11.2 to this annual report on Form
20-F.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Bilibili Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Eighth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K, furnished with the Securities and Exchange Commission on September 29, 2022 (File No. 001-38429))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3) (incorporated herein by reference to Exhibit 4.3 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

2.2	Registrant’s Specimen Certificate for Class Z Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

2.3	Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the Form S-8, as amended, initially filed on July 18, 2018 (File No.333-226216))

2.4	Fourth Amended and Restated Shareholders’ Agreement between the Registrant and other parties thereto dated April 1, 2017 (incorporated herein by reference to Exhibit 4.4 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

2.5	Indenture, dated April 5, 2019 constituting US$500 million 1.375% Convertible Senior Notes Due 2026 (incorporated herein by reference to Exhibit 2.5 to the Form 20-F, as amended, initially filed on March 27, 2020 (File No. 001-38429))

2.6	Indenture, dated June 2, 2020 constituting US$800 million 1.25% Convertible Senior Notes Due 2027 (incorporated herein by reference to Exhibit 2.6 to the Form 20-F, as amended, initially filed on March 23, 2021 (File No. 001-38429))

2.7	Indenture, dated November 23, 2021 constituting US$1,600 million 0.50% Convertible Senior Notes Due 2026 (incorporated herein by reference to Exhibit 2.7 to the Form 20-F, as amended, initially filed on April 25, 2022 (File No. 001-38429))

2.8	Description of Securities (incorporated herein by reference to Exhibit 2.8 to the Form 20-F, as amended, initially filed on April 27, 2023 (File No. 001-38429))

2.9	Registrant’s Form of Class Z Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K, furnished with the Securities and Exchange Commission on March 23, 2021 (File No. 001-38429))

4.1	Second Amended and Restated 2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form S-8, as amended, initially filed on October 3, 2024 (File No. 333-282475))

4.2	2024 Share Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Form S-8, as amended, initially filed on October 3, 2024 (File No. 333-282475))

4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.5	English translation of the form of Power of Attorney granted by the shareholders of VIEs (incorporated herein by reference to Exhibit 4.5 to the Form 20-F, as amended, initially filed on April 25, 2022 (File No. 001-38429))

4.6	English translation of the form of Equity Pledge Agreement among a WFOE, a VIE and shareholders of such VIE (incorporated herein by reference to Exhibit 4.6 to the Form 20-F, as amended, initially filed on April 25, 2022 (File No. 001-38429))

4.7	English translation of the form of Exclusive Business Cooperation Agreement between a WFOE and a VIE (incorporated herein by reference to Exhibit 4.7 to the Form 20-F, as amended, initially filed on April 25, 2022 (File No. 001-38429))

Exhibit Number	Description of Document

4.8	English translation of the form of Exclusive Option Agreement among a WFOE, a VIE and shareholders of such VIE (incorporated herein by reference to Exhibit 4.8 to the Form 20-F, as amended, initially filed on April 25, 2022 (File No. 001-38429))

4.9	English translation of the Letter of Undertakings granted by spouses of the shareholders of VIEs (incorporated herein by reference to Exhibit 4.9 to the Form 20-F, as amended, initially filed on April 25, 2022 (File No. 001-38429))

4.10	Share Purchase Agreement between the Registrant and other parties thereto, dated April 1, 2017 (incorporated herein by reference to Exhibit 10.15 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.11	Share Purchase and Investor Rights Agreement entered between Bilibili Inc. and Tencent Mobility Limited dated as of October 3, 2018 (incorporated herein by reference to Exhibit 4.16 to the Form 20-F, as amended, initially filed on March 29, 2019 (File No. 001-38429))

8.1*	Significant subsidiaries and the Principal Consolidated Affiliated Entities of the Registrant

11.1	Amended Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the Form 20-F, as amended, initially filed on April 25, 2022 (File No. 001-38429))

11.2*	Second Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Walkers (Hong Kong)

15.2*	Consent of Jingtian & Gongcheng

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the Form 20-F, as amended, initially filed on March 27, 2024 (File No. 001-38429))

101.INS**	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH**	Inline XBRL Taxonomy Extension Scheme Document

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Bilibili Inc.

By:	/s/ Rui Chen
	Name:	Rui Chen
	Title:	Chairman of the Board of Directors
and Chief Executive Officer

Date: March 25, 2025

F-1

Report of Independent Registered Public Accounting Firm
To the
Board of Directors and Shareholders of Bilibili Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Bilibili Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in
Internal Control - Integrated Framework
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
Revenue recognition for in-game virtual items
As described in Note 2(v) to the consolidated financial statements, revenues from mobile game services were RMB5,610.3 million for the year ended December 31, 2024. Management recognized revenue from the sale of in-game virtual items in exclusively distributed mobile games over the estimated average playing period of paying players, starting from the point-in-time when related in-game virtual items are delivered to the paying players’ accounts. Management has estimated the average playing period of paying players for each game, usually between one to ten months. Management estimated the average playing period of paying players for each game, which involved the use of assumptions, related to the churn rates or the similarities between newly-launched games and existing games, when a new game is launched and only a limited period of paying player data is available.
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
Beijing, the People’s Republic of China
March 25, 2025
We have served as the Company’s auditor since 2017.

F-
3

BILIBILI INC.
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share data)

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
			Note 2(e)
Assets
Current assets:
Cash and cash equivalents	7,191,821	10,249,382	1,404,160
Time deposits	5,194,891	3,588,475	491,619
Restricted cash	50,000	50,000	6,850
Accounts receivable, net	1,573,900	1,226,875	168,081
Amount due from related parties	790,574	786,677	107,774
Prepayments and other current assets	1,272,788	1,148,111	157,291
Short-term investments	2,653,065	2,706,535	370,794

Total current assets	18,727,039	19,756,055	2,706,569

Non-current assets:
Property and equipment, net	714,734	589,227	80,724
Production cost, net	2,066,066	1,851,207	253,614
Intangible assets, net	3,627,533	3,201,012	438,537
Deferred tax assets	46,591	135,131	18,513
Goodwill	2,725,130	2,725,130	373,341
Long-term investments, net	4,366,632	3,911,592	535,886
Other long-term assets	885,342	529,146	72,493

Total non-current assets	14,432,028	12,942,445	1,773,108

Total assets	33,159,067	32,698,500	4,479,677

Liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB20,038.7 million and RMB19,202.8 million as of December 31, 2023 and 2024, respectively)
Current liabilities:
Accounts payable	4,333,730	4,801,416	657,791
Salary and welfare payable	1,219,355	1,599,482	219,128
Taxes payable	345,250	428,932	58,763
Short-term loan s and current portion of long-term debt	7,455,753	1,571,836	215,341
Deferred revenue	2,954,088	3,802,307	520,914
Accrued liabilities and other payables	1,780,623	2,554,281	349,935
Amount due to related parties	14,896	4,549	623

Total current liabilities	18,103,695	14,762,803	2,022,495

Non-current liabilities:
Long-term debt	646	3,264,153	447,187
Other long-term liabilities	650,459	567,631	77,765

Total non-current liabilities	651,105	3,831,784	524,952

Total liabilities	18,754,800	18,594,587	2,547,447

Commitments and contingencies (Note 19)

F-
4

BILIBILI INC.
CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except for share data)

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
			Note 2(e)
Shareholders’ equity
Ordinary shares:
Class Y Ordinary Shares (US$0.0001 par value; 100,000,000 shares authorized, 83,715,114 shares issued and outstanding as of December 31, 2023; US$0.0001 par value; 100,000,000 shares authorized, 83,715,114 shares issued and outstanding as of December 31, 2024)	52	52	7
Class Z Ordinary Shares (US$0.0001 par value; 9,800,000,000 shares authorized, 337,546,303 shares issued, 328,441,712 shares outstanding as of December 31, 2023; 9,800,000,000 shares authorized, 337,546,303 shares issued, 332,838,671 shares outstanding as of December 31, 2024)	213	216	30
Additional paid-in capital	40,445,175	41,454,130	5,679,193
Statutory reserves	44,749	48,642	6,664
Accumulated other comprehensive income	212,477	266,816	36,554
Accumulated deficit	(26,310,766)	(27,661,459)	(3,789,604)

Total Bilibili Inc.’s shareholders’ equity	14,391,900	14,108,397	1,932,844

Noncontrolling interests	12,367	(4,484)	(614)

Total shareholders’ equity	14,404,267	14,103,913	1,932,230

Total liabilities and shareholders’ equity	33,159,067	32,698,500	4,479,677

The accompanying notes are an integral part of these consolidated financial statements.

F-
5

BILIBILI INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(e)
Net revenues	21,899,167	22,527,987	26,831,525	3,675,904

Cost of revenues	(18,049,872)	(17,086,122)	(18,057,562)	(2,473,876)

Gross profit	3,849,295	5,441,865	8,773,963	1,202,028
Operating expenses:
Sales and marketing expenses	(4,920,745)	(3,916,150)	(4,401,655)	(603,024)
General and administrative expenses	(2,521,134)	(2,122,432)	(2,031,063)	(278,254)
Research and development expenses	(4,765,360)	(4,467,470)	(3,685,214)	(504,872)

Total operating expenses	(12,207,239)	(10,506,052)	(10,117,932)	(1,386,150)

Loss from operations	(8,357,944)	(5,064,187)	(1,343,969)	(184,122)
Other income/(expense):
Investment loss, net (including impairments)	(532,485)	(435,644)	(470,081)	(64,401)
Interest income	281,051	542,472	434,980	59,592
Interest expense	(250,923)	(164,927)	(89,193)	(12,219)
Exchange losses	(19,745)	(35,575)	(68,715)	(9,414)
Debt extinguishment gain/(loss)	1,318,594	292,213	(38,629)	(5,292)
Others, net	157,944	132,640	175,412	24,031

Total other income/(expense), net	954,436	331,179	(56,226)	(7,703)

Loss before income tax expenses	(7,403,508)	(4,733,008)	(1,400,195)	(191,825)
Income tax (expense)/benefit	(104,145)	(78,705)	36,544	5,007

Net loss	(7,507,653)	(4,811,713)	(1,363,651)	(186,818)
Net loss/(profit) attributable to noncontrolling interests	10,640	(10,608)	16,851	2,309

Net loss attributable to the Bilibili Inc.’s shareholders	(7,497,013)	(4,822,321)	(1,346,800)	(184,509)

Net loss	(7,507,653)	(4,811,713)	(1,363,651)	(186,818)

Other comprehensive income:
Foreign currency translation adjustments	337,972	154,367	54,339	7,444
Total other comprehensive income	337,972	154,367	54,339	7,444

Total comprehensive loss	(7,169,681)	(4,657,346)	(1,309,312)	(179,374)

Comprehensive loss/(income) attributable to noncontrolling interests	10,640	(10,608)	16,851	2,309

Comprehensive loss attributable to the Bilibili Inc.’s shareholders	(7,159,041)	(4,667,954)	(1,292,461)	(177,065)

Net loss per share, basic	(18.99)	(11.67)	(3.23)	(0.44)
Net loss per share, diluted	(18.99)	(11.67)	(3.23)	(0.44)
Net loss per ADS, basic	(18.99)	(11.67)	(3.23)	(0.44)
Net loss per ADS, diluted	(18.99)	(11.67)	(3.23)	(0.44)
Weighted average number of ordinary shares, basic	394,863,584	413,210,271	416,470,256	416,470,256
Weighted average number of ordinary shares, diluted	394,863,584	413,210,271	416,470,256	416,470,256
Weighted average number of ADS, basic	394,863,584	413,210,271	416,470,256	416,470,256
Weighted average number of ADS, diluted	394,863,584	413,210,271	416,470,256	416,470,256
Share-based compensation expenses included in:
Cost of revenues	69,096	63,724	84,178	11,532
Sales and marketing expenses	59,041	56,649	60,460	8,283
General and administrative expenses	554,976	596,950	568,194	77,842
Research and development expenses	357,570	415,321	403,380	55,263
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

F-
8

BILIBILI INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)
(All amounts in thousands, except for share data)

	Ordinary shares
	Class Y Ordinary Shares		Class Z Ordinary Shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Noncontrolling interests	Total shareholders’ equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2023	83,715,114	52	325,800,880	213	40,445,175	44,749	212,477	(26,310,766)	12,367	14,404,267
Net loss	—	—	—	—	—	—	—	(1,346,800)	(16,851)	(1,363,651)
Share-based compensation	—	—	—	—	1,116,212	—	—	—	—	1,116,212
Share issuance from exercise of share options	—	—	3,695,125	3	10,265	—	—	—	—	10,268
Share issuance from vest of restricted share units	—	—	701,834	1	—	—	—	—	—	1
Repurchase of shares	—	—	(839,167)	(1)	(117,522)	—	—	—	—	(117,523)
Appropriation to statutory reserves	—	—	—	—	—	3,893	—	(3,893)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	54,339	—	—	54,339

Balance at December 31, 2024	83,715,114	52	329,358,672	216	41,454,130	48,642	266,816	(27,661,459)	(4,484)	14,103,913

The accompanying notes are an integral part of these consolidated financial statements.

F-
9

BILIBILI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$ Note 2(e)
Cash flows from operating activities:
Net loss	(7,507,653)	(4,811,713)	(1,363,651)	(186,818)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Depreciation of property and equipment	755,452	727,193	554,335	75,944
Amortization of intangible assets	2,581,325	2,003,199	1,772,400	242,818
Amortization of right-of-use assets	229,295	169,294	174,430	23,897
Amortization of debt issuance costs	48,167	23,299	10,949	1,500
Share-based compensation expenses	1,040,683	1,132,644	1,116,212	152,920
Allowance for/(reversal of) expected credit losses	130,549	(16,000)	109,801	15,043
Inventory provision	191,088	10,431	18,744	2,568
Deferred income taxes	(36,495)	(25,376)	(110,118)	(15,086)
Unrealized exchange losses/(gains)	2,277	931	(2,509)	(344)
Unrealized fair value changes of investments	251,383	66,462	22,763	3,119
Loss on disposal of property and equipment	748	646	3,214	440
Termination expenses of certain game projects	525,762	354,811	—	—
Gain from disposal of subsidiaries and long-term investments	(178,378)	(3,857)	(11,000)	(1,507)
Loss from equity method investments	211,620	112,142	40,471	5,545
Revaluation of previously held equity interests	(152,153)	86,680	—	—
Impairments of long-term investments	465,645	278,891	486,456	66,644
(Gain)/loss of convertible senior notes repurchase	(1,318,594)	(292,213)	38,629	5,292
Changes in operating assets and liabilities:
Accounts receivable	(59,866)	(262,215)	251,244	34,419
Amount due from related parties	(74,117)	75,273	(66,910)	(9,167)
Prepayments and other assets	(556,214)	342,537	273,362	37,450
Other long-term assets	(444,326)	185,783	51,154	7,008
Accounts payable	46,862	(60,458)	615,154	84,276
Salary and welfare payable	396,113	(182,171)	380,127	52,077
Taxes payable	130,684	29,006	83,682	11,464
Deferred revenue	173,935	133,902	848,219	116,206
Accrued liabilities and other payables	(1,026,319)	341,102	779,294	106,763
Amount due to related parties	(21,210)	(12,007)	(348)	(48)
Other long-term liabilities	282,367	(141,594)	(61,250)	(8,391)

Net cash (used in)/provided by operating activities	(3,911,370)	266,622	6,014,854	824,032

Cash flows from investing activities:
Purchase of property and equipment	(760,427)	(181,897)	(465,367)	(63,755)
Purchase of intangible assets	(1,977,897)	(1,148,247)	(1,289,744)	(176,694)
Purchase of short-term investments	(70,578,711)	(13,547,650)	(36,969,524)	(5,064,804)
Maturities of short-term investments	81,698,532	16,328,255	37,007,903	5,070,062
Cash consideration paid for purchase of subsidiaries, net of cash acquired	(1,179,764)	(70,000)	—	—
Cash paid for long-term investments including loans	(1,466,311)	(132,602)	(227,416)	(31,156)
Loans and advances from investees	596,766	684,834	78,968	10,819
Cash received from disposal/return of long-term assets	612,214	100,574	74,307	10,180
Placements of time deposits	(10,245,026)	(9,961,925)	(5,833,946)	(799,247)
Maturities of time deposits	13,909,967	9,690,806	7,486,732	1,025,678
Impact to cash resulting from deconsolidation of subsidiaries	(125)	—	—	—

Net cash provided by/(used in) investing activities	10,609,218	1,762,148	(138,087)	(18,917)

Cash flows from financing activities:
Proceeds of short-term and long-term loan s	1,701,532	1,950,482	5,149,000	705,410
Repayment of short-term loan s	(1,450,627)	(2,032,295)	(1,908,696)	(261,490)
Purchase of noncontrolling interests	(56,741)	(7,027)	—	—
Including:

F-
10

BILIBILI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(All amounts in thousands)

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$ Note 2(e)
Proceeds from exercise of employees’ share options	4	2	10,268	1,407
Proceeds from issuance of ordinary shares , net of issuance costs	—	2,689,380	—	—
Proceeds from issuance of convertible notes, net of issuance costs	—	—	100,000	13,700
Repurchase of shares	(347,581)	—	(117,523)	(16,101)
Repurchase of convertible senior notes	(4,201,506)	(7,675,227)	(6,058,432)	(830,002)

Net cash used in financing activities	(4,354,919)	(5,074,685)	(2,825,383)	(387,076)

Effect of exchange rate changes on cash and cash equivalents and restricted cash held in foreign currencies	321,350	100,349	6,177	846
Net increase/(decrease) in cash and cash equivalents and restricted cash	2,664,279	(2,945,566)	3,057,561	418,885
Cash and cash equivalents and restricted cash at beginning of the year	7,523,108	10,187,387	7,241,821	992,125

Cash and cash equivalents and restricted cash at end of the year	10,187,387	7,241,821	10,299,382	1,411,010

Cash and cash equivalents at end of the year	10,172,584	7,191,821	10,249,382	1,404,160
Restricted cash at end of the year	14,803	50,000	50,000	6,850
Supplemental disclosures of cash flows information:
Cash paid for income taxes, net of tax refund	80,591	103,391	87,217	11,949
Cash paid for interest expense	200,172	167,291	93,809	12,852
Supplemental schedule of non-cash investing and financing activities:
Property and equipment purchases financed by accounts payable	46,066	65,377	35,510	4,865
Acquisitions and investments financed by/(reduction of) payables	202,018	(80,000)	(7,596)	(1,041)
Intangible assets purchases financed by payables	824,929	783,828	767,387	105,132
Issuance of ordinary shares in connection with debt conversion	96	—	—	—
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
In January 2023, the Company completed the offering of 15,344,000 ADSs at US$26.65 per ADS. The amount of net proceeds from such offering (after deducting all applicable costs and expenses including but not limited to selling commission)
w
a
s
approximately US$396.9 million (RMB2,689.4 million). Shortly thereafter, the Company completed
t
h
e
 repurchase of an aggregate principal amount of US$384.8 million (RMB2.6 billion) of its outstanding 0.5% convertible senior notes due December 2026 with an aggregate purchase price of US$331.2 million (RMB2.2 billion), which was funded by the net proceeds from the ADS Offering.
As of December 31, 2024, the Company’s major subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

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
Equity Pledge Agreements.
Pursuant to the equity pledge agreements, among the Company’s relevant subsidiaries, the VIEs and its nominee shareholders, the nominee shareholders of the VIEs pledged all of their equity interests in the VIEs to guarantee their and the VIEs’ performance of their obligations under the contractual arrangements. In the event of a breach by the VIEs or the VIEs’ shareholders of contractual obligations under these agreements, the Company’s relevant subsidiaries, as pledgee, will be entitled the right to dispose of the pledged equity interests in the VIEs. The nominee shareholders of the VIEs also undertake that, during the term of the equity pledge agreements, they shall not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the equity pledge agreements, the Company’s relevant subsidiaries ha ve
the right to receive all of the dividends and profits distributed on the pledged equity interests. The pledge will remain binding until the VIEs and their nominee shareholders discharge all their obligations under the contractual arrangements.

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

F-16

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

F-17

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Operations (Continued)
The following combined financial information of the Group’s VIEs and VIEs’ subsidiaries as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024 included in the accompanying consolidated financial statements of the Group was as follows:

	December 31, 2023	December 31, 2024
	RMB in thousands
Cash and cash equivalents	1,893,282	2,108,946
Time deposits	4,259	21,560
Restricted cash	50,000	50,000
Accounts receivable, net	800,158	623,464
Amounts due from Group companies	484,413	532,700
Amount due from related parties	3,412	17,233
Prepayments and other current assets	477,430	382,386
Short-term investments	206,811	537,432
Long-term investments, net	1,633,932	1,714,647
Other non-current assets	5,216,774	4,647,176

Total assets	10,770,471	10,635,544

Accounts payable	3,320,121	3,650,374
Salary and welfare payables	310,062	426,568
Taxes payable	123,728	135,235
Short-term loan s	600,000	600,000
Deferred revenue	2,116,463	2,727,174
Accrued liabilities and other payables	619,556	895,670
Amounts due to the Group companies	12,631,675	10,362,724
Amounts due to related parties	14,845	4,463
Other long-term payable	302,203	400,630

Total liabilities	20,038,653	19,202,838

Total Bilibili Inc’s shareholders’ deficit	(9,279,384)	(8,575,962)
Noncontrolling interests	11,202	8,668

Total shareholders’ deficit	(9,268,182)	(8,567,294)

Total liabilities and shareholders’ deficit	10,770,471	10,635,544

F-1
8

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Operations (Continued)

	For the Year Ended December 31,
	2022	2023	2024
	RMB in thousands
Third-party revenues	14,876,639	14,642,361	17,393,878
Inter-company revenues	1,198,107	990,698	916,759

Total revenues	16,074,746	15,633,059	18,310,637
Third-party costs and expenses	(18,436,865)	(15,591,936)	(16,539,124)
Inter-company consulting and services costs and expenses	(726,875)	(581,599)	(1,282,159)
Other inter-company costs and expenses	(418,667)	(282,725)	(154,393)

Total costs and expenses	(19,582,407)	(16,456,260)	(17,975,676)
(Loss)/profit from non-operations	(268,584)	(263,022)	243,418

(Loss)/profit before income tax expenses	(3,776,245)	(1,086,223)	578,379
Income tax (expense)/benefit	(89,660)	(31,321)	45,147

Net (loss)/profit	(3,865,905)	(1,117,544)	623,526
Net loss/(profit) attributable to noncontrolling interests	9,088	(9,587)	17,135

Net (loss)/profit attributable to Bilibili Inc.’s shareholders	(3,856,817)	(1,127,131)	640,661

	For the Year Ended December 31,
	2022	2023	2024
	RMB in thousands
Consulting and services charges to Group companies	(610,600)	(760,716)	(640,317)
Other operating cashflow from/(to) Group companies	3,863,991	1,822,310	(129,306)
Operating cashflow (to)/from third-parties	(2,339,697)	828,787	4,815,447

Net cash provided by operating activities	913,694	1,890,381	4,045,824

Purchase of short-term investments	(7,335,115)	(1,126,000)	(8,204,894)
Maturities of short-term investments	7,970,552	1,126,500	7,873,769
Placements of time deposits	(1,270)	(5,701)	(28,500)
Maturities of time deposits	4,444	5,701	11,424
Other investing activities	(2,188,712)	(944,970)	(1,091,578)

Net cash used in investing activities	(1,550,101)	(944,470)	(1,439,779)

Investments and loans from/(to) Group companies	1,884,890	(695,870)	(1,700,509)
Other financing activities	—	92,265	(698,000)

Net cash provided by/(used in) financing activities	1,884,890	(603,605)	(2,398,509)

9

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Operations (Continued)
In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting up to RMB501.8 million and RMB544.0 million, as of December 31, 2023 and 2024, respectively, as well as certain non-distributable
statutory reserves amounting to RMB31.4 million and RMB34.8 million, respectively, as of December 31, 2023 and 2024. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.
Liquidity
The Group incurred net losses of RMB7,507.7 million, RMB4,811.7 million and RMB1,363.7 million for the years ended December 31, 2022, 2023 and 2024, respectively. Net cash used in operating activities was RMB3,911.4 million for the years ended December 31, 2022, and net cash provided by operating activities was RMB266.6 million and RMB6,014.9 million for the year ended December 31, 2023 and 2024, respectively. Accumulated deficit was RMB26,310.8 million and RMB27,661.5 million as of December 31, 2023 and 2024, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments. Historically, the Group has relied principally on both operational sources of cash and non-operational
sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling costs and operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. In the past, the Group has been continuously receiving financing support from outside investors. In January 2023, the Company completed an offering of 15,344,000
American depositary shares (the “ADS Offering”) to fund the repurchase of its outstanding convertible senior notes of
US$331.2
million, and to replenish the cash reserve for other capital purpose with the remaining net proceeds of
US$
68.8
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
Translations of balances on the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of US$1.00 =

R
MB
7.2993, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2024. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at such rate.

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
The Group’s financial instruments include cash and cash equivalents, restricted cash, time deposits, accounts receivable, other receivables, amounts due from/to related parties, short-term investments, accounts payable, short-term loan
s
, accrual liabilities and other payables of which the carrying values approximate their fair values. Please see Note 22 for additional information.

F-2
3

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

g)	Cash and cash equivalents, restricted cash and time deposits
Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in the United States of America and China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2023 and 2024, there were cash on hand and demand deposits with terms less than three months denominated in U.S. dollars amounting to approximately US$181.6 million and US$395.2 million, respectively (equivalent to approximately RMB1,286.5 million and RMB2,840.7 million, respectively). As of December 31, 2023 and 2024, the Group had cash held in accounts managed by online payment platforms such as Alipay and Paypal in connection with the collection of online service fees for a total amount of RMB43.0 million and RMB65.9 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.
As of December 31, 2023 and 2024, the Group had approximately RMB5,632.1 million and RMB8,165.7 million cash and cash equivalents held by its PRC subsidiaries and the VIEs, representing 78% and 80% of total cash and cash equivalents of the Group, respectively.
Time deposits represent deposits placed with banks with original maturities more than three months but less than one year. As of December 31, 2023 and 2024, there were time deposits denominated in U.S. dollars amounting to approximately US$733.5 million, and US$499.2 million, respectively (equivalent to approximately RMB5,194.9 million and RMB3,588.5 million, respectively).
The Group had no other lien arrangements for the years ended December 31, 2022, 2023 and 2024. Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the consolidated balance sheets. As of December 31, 2023 and 2024, the restricted cash balance was RMB50.0 million and RMB50.0 million, respectively.

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
The Group recorded a provision for current expected credit losses. The following table sets out movements of the allowance for expected credit losses for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	RMB in thousands
Beginning balance	292,473	305,535	219,201
Provisions/(Reversal)	130,549	(16,000)	109,801
Write-offs	(117,487)	(70,334)	(45,009)

Ending balance	305,535	219,201	283,993

i)	Inventories, net
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
Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and other compensation-related expenses to the Group’s sales and marketing personnel. Marketing and promotional expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all marketing and promotion costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2022, 2023 and 2024, the marketing and promotional expenses were RMB4,051.3 million, RMB3,131.0 million and RMB3,562.3 million, respectively.

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
The Group recognizes the
right-of-use
assets recorded in “Other long-term assets” and corresponding short-term leasing liabilities recorded in “Accrued liabilities and other payables” and long-term leasing liabilities recorded in “Other long-term liabilities” respectively on the consolidated balance sheets.
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
The Group leases office space under
non-cancelable
operating lease agreements, which mainly expire at various dates through 2026. As of December 31, 2023 and 2024, the Group’s operating leases had a weighted average remaining lease term of 2.6 years and 1.8 years and a weighted average discount rate of 4.75% and 4.70%, respectively. Future lease payments under operating leases as of December 31, 2024 were as follows:

December 31, 2024
RMB in thousands
2025	194,625
2026	129,023
2027	1,637

Total future lease payments	325,285
Impact of discounting remaining lease payments	14,246

Total lease liabilities	311,039

Operating lease cost for the years ended December 31, 2022, 2023 and 2024 was RMB275.1 million, RMB198.7 million and RMB193.3 million, respectively, which excluded cost of short-term contracts. Short-term lease cost for the years ended December 31, 2022, 2023 and 2024 was immaterial. Supplemental cash flow information related to operating leases was as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB in thousands
Cash payments for operating leases	200,376	206,518	198,418
Right-of-use assets obtained/(released) in exchange for operating lease liabilities	467,765	(60,910)	15,979

8

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

r)	Share-based compensation
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
Short-term investments
Short-term investments primarily include financial products with variable interest rates referenced to performance of underlying assets issued by well-known banks and investments in publicly traded companies with the intention to be sold within twelve months.
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
Equity investments accounted for using the measurement alternative
For those investments over which the Group does not have significant influence and without readily determinable fair value, the Group records them at cost, less impairment, and plus or minus subsequent adjustments for observable price changes (referred to as the measurement alternative). Under this measurement alternative, changes in the carrying value of these investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.
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
more-likely-than-not
threshold and a
two-step
approach for the tax position measurement and financial statement recognition. Under the two-step
approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not
that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likelihood of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under income tax expenses in its consolidated statements of operations and comprehensive loss. The Group did not have any material unrecognized uncertain tax positions as of and for the years ended December 31, 2022, 2023 and 2024, respectively. The Group also did not expect any material increase or decrease in unrecognized tax liability within 12 months following the reporting date.

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
Mobile game services
Exclusively distributed mobile games
For the years ended December 31, 2022, 2023 and 2024, the Group primarily generates revenues from the sale of in-game
virtual items to enhance the game-playing experience.
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
Other Estimates and Judgments
The Group estimates revenue of mobile game, VAS received from the third-party payment processors in the current period when reasonable estimates of these amounts can be made. The processors provide reliable interim preliminary reporting within a reasonable time frame following the end of each month and the Group maintains records of sales data, both of which allow the Group to make reasonable estimates of revenue and therefore to recognize revenue during the reporting period. Determination of the appropriate amount of revenue recognized involves judgments and estimates that the Group believes are reasonable, but actual results may differ from the Group’s estimates. When the Group receives the final reports, to the extent not received within a reasonable time frame following the end of each month, the Group records any differences between estimated revenue and actual revenue in the reporting period when the Group determines the actual amounts. The revenue on the final revenue report have not differed significantly from the reported revenue for the periods presented.
Contract balances
Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced, and revenue recognized prior to invoicing when the Group has satisfied its performance obligations and has the unconditional right to consideration.
Deferred revenue relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance from game players in mobile games, from customers in advertising services, live broadcasting services and other VAS, and
e-commerce
platforms. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the receipts in advance balance at the beginning of the year was RMB2,583.6 million, RMB2,760.5 million and RMB2,944.9 million for the years ended December 31, 2022, 2023 and 2024, respectively.

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
The Group expenses the costs to obtain a contract as incurred when the amortization period is one year or less.
The following table presents the Group’s net revenues disaggregated by revenue sources:

	For the Year Ended December 31,
	2022	2023	2024
	RMB in thousands
Value-added services	8,715,170	9,910,080	10,999,137
Advertising	5,066,212	6,412,040	8,189,175
Mobile games	5,021,290	4,021,137	5,610,323
IP derivatives and others	3,096,495	2,184,730	2,032,890

Total net revenues	21,899,167	22,527,987	26,831,525

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
The following table presents the Group’s appropriations to general reserve funds and statutory surplus funds for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	RMB in thousands
Appropriations to general reserve funds and statutory surplus funds	11,552	8,576	3,893

8

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

aa)	Noncontrolling interests
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

F-
39

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

ee)	Recently issued accounting pronouncements
In November, 2023, new FASB guidance requires incremental disclosures related to a public entity’s reportable segments but does not change the definition of a segment, the method for determining segments, or the criteria for aggregating operating segments into reportable segments. The FASB issued the new guidance primarily to provide financial statement users with more disaggregated expense information about a public entity’s reportable segments. The new guidance is effective for calendar year public entities in 2024 year-end
financial statements, and should be adopted retrospectively unless impracticable. Early adoption is permitted. The Company adopted this guidance as of January

1, 2024, and the adoption did not have a material impact on its consolidated financial statements.
In December, 2023, the FASB issued ASU
2023-09
“Income Taxes (Topics 740): Improvements to Income Tax Disclosures” to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU
2023-09
is effective for our annual periods beginning January 1, 2025, with early adoption permitted.

The Group is currently evaluating the impact of the above new accounting pronouncement or guidances on the consolidated financial statements.

In November, 2024, the FASB issued ASU
No. 2024-03,
Income Statement (Topic 220)- Reporting Comprehensive Income- Expense Disaggregation Disclosures (Subtopic
220-40).
ASU
No. 2024-03
requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating the impact of the above new accounting pronouncement or guidances on the consolidated financial statements.
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

F-4
0

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Concentrations and Risks

a)	Telecommunications service provider
The Group relied on telecommunications service providers and their affiliates for servers and bandwidth services to support its operations for the years ended December 31, 2022, 2023 and 2024 as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB in thousands
Total number of telecommunications service providers	153	116	115
Number of service providers providing 10% or more of the Group’s servers and bandwidth expenditure	3	2	4
Total percentage of the Group’s servers and bandwidth expenditure provided by 10% or greater service providers	45%	23%	53%

b)	Foreign currency exchange rate risk
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
The Group’s financial instruments potentially subject to significant concentrations of credit risk primarily consist of cash and cash equivalents, time deposits, restricted cash, accounts receivable, money market funds and financial products (recorded in the short-term and long-term investments) with variable interest rates referenced to performance of underlying assets issued by well-known banks. As of December 31, 2023 and 2024, substantially all of the Group’s cash and cash equivalents, restricted cash and time deposits were held in major financial institutions located in the United States of America and China, which management consider being of high credit quality. Accounts receivable is typically unsecured and is primarily derived from revenue earned from advertising, VAS and mobile game services (mainly relates to remittances due from payment channels and distribution channels). The following table presents distribution channel and customer that had receivable balance exceeding 10% of the Group’s gross accounts receivable balance as of December 31, 2023 and 2024.

RMB in thousands	December 31, 2023	December 31, 2024
Distribution channel A	236,549	192,405
Customer A	235,125	168,503

F-4
1

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Concentrations and Risks (Continued)

d)	Major customers and supplying channels
No single customer represented 10% or more of the Group’s net revenues for the years ended December 31, 2022, 2023 and 2024, respectively.
The Group relied on a distribution channel to publish and generate the iOS version of its mobile games. There is no single distribution channel of mobile games generated 10% or more of the Group’s net revenues for the years ended December 31, 2022, 2023 and 2024, respectively.

e)	Mobile games
Mobile game revenues accounted for 23%, 18% and 21% of the Group’s total net revenues for the years ended December 31, 2022, 2023 and 2024, respectively.
No mobile games individually contributed more than 10% of the Group’s total net revenues for the years ended December 31, 2022, 2023 and 2024, respectively.

4.	Prepayments and Other Current Assets
The following is a summary of prepayments and other current assets:

	December 31, 2023	December 31, 2024
	RMB in thousands
Prepayments for revenue sharing cost*	308,777	305,818
Inventories, net	186,497	255,185
Prepayments for sales tax	321,817	172,756
Deposits	77,224	138,561
Interest income receivable	122,375	78,343
Prepayments of marketing and other operational expenses	68,830	64,065
Prepayments to inventory suppliers	54,498	39,584
Loans to investees or ongoing investments	19,343	21,465
Prepayments for content cost	31,856	20,064
Prepayments /receivables relating to jointly invested content	18,339	2,250
Others	63,232	50,020

Total	1,272,788	1,148,111

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
services to
end-users.

F-4
2

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.	Short-term Investments
The following is a summary of short-term investments:

	December 31, 2023	December 31, 2024
	RMB in thousands
Financial products	1,596,512	2,281,780
Investments in publicly traded companies	1,056,553	424,755

Total	2,653,065	2,706,535

Our short-term investments primarily include financial products with variable interest rates referenced to the performance of underlying assets issued by well-known banks or publicly traded companies, which the Group intends to sell within twelve months.
For the years ended December 31, 2022, 2023 and 2024, the Group re cord
ed investment income of RMB
18.2
 million, investment loss of RMB
187.6
 million and investment income of RMB
69.5
 million related to short-term investments on the consolidated statements of operations and comprehensive loss, respectively.

6.	Property and Equipment, Net
The following is a summary of property and equipment, net:

	December 31, 2023	December 31, 2024
	RMB in thousands
Leasehold improvements	232,044	222,925
Servers and computers	3,029,118	3,406,915
Others	63,308	64,799

Total	3,324,470	3,694,639
Less: accumulated depreciation	(2,609,736)	(3,105,412)

Net book value	714,734	589,227

Depreciation expenses were RMB755.5 million, RMB727.2 million and RMB554.3 million for the years ended December 31, 2022, 2023 and 2024, respectively. No impairment was recognized for any of periods presented.

F-4
3

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	Intangible Assets, Net
The following is a summary of intangible assets, net:

	As of December 31, 2023
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB in thousands
Licensed copyrights of content	8,052,943	(5,759,614)	2,293,329
License rights of mobile games	328,702	(265,955)	62,747
Intellectual property and others	2,424,040	(1,152,583)	1,271,457

Total	10,805,685	(7,178,152)	3,627,533

	As of December 31, 2024
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB in thousands
Licensed copyrights of content	8,804,134	(6,686,903)	2,117,231
License rights of mobile games	310,676	(240,913)	69,763
Intellectual property and others	2,374,595	(1,360,577)	1,014,018

Total	11,489,405	(8,288,393)	3,201,012

Amortization expenses were RMB2,581.3 million, RMB2,003.2 million and RMB1,772.4 million for the years ended December 31, 2022, 2023 and 2024, respectively. No impairment charge was recognized for any of the periods presented.
As of December 31, 2024, the licensed copyrights of content have weighted-average useful lives of 4.13 years.
The intangible assets amortization expense for future years is expected to be as follows:

Intangible assets amortization expense
RMB in thousands
2025	1,360,094
2026	800,882
2027	437,919
2028	227,437
2029	130,971
Thereafter	243,709

Total expected amortization expense	3,201,012

8.	Goodwill

	December 31, 2023	December 31, 2024
	RMB in thousands
Beginning balance	2,725,130	2,725,130
Additions (Note 25)	—	—

Ending balance	2,725,130	2,725,130

No impairment charge was recognized for the years ended December 31, 2022, 2023 and 2024, respectively.

F-4
4

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.	Long-term Investments, Net
The Group’s long-term investments primarily consist of equity investments accounted for using the measurement alternative, equity investments accounted for using the equity method and other investments accounted for at fair value.

	December 31, 2023	December 31, 2024
	RMB in thousands
Equity investments accounted for using the measurement alternative	2,421,609	1,917,527
Equity investments accounted for using the equity method	1,862,739	1,834,070
Investments accounted for at fair value	82,284	159,995

Total	4,366,632	3,911,592

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
RMB152.2 million
re-measurement
gain, RMB86.7 million
re-measurement
loss and nil
re-measurement
loss of equity investments accounted for using the measurement alternative was recognized for the years ended December 31, 2022, 2023 and 2024, respectively.
For equity investments accounted for using the measurement alternative as of December 31, 2023, the Company recorded cumulative upward adjustments of nil and cumulative impairments and downward adjustments of RMB758.2 million.
For equity investments accounted for using the measurement alternative as of December 31, 2024, the Company recorded cumulative upward adjustments of nil and cumulative impairments and downward adjustments of RMB1,187.6 million.
The Group recorded impairment charges for long-term investments of RMB465.6 million, RMB278.9 million and RMB486.5 million as “Investment loss, net (including impairments)” for the years ended December 31, 2022, 2023 and 2024, respectively, due to
the investees’ unsatisf
actory
financial performance with no obvious upturn or potential financing solutions in the foreseeable future, and the Group determined the fair value of these investments was less than their carrying value.
The Company dispose
d
several equity investments of the Group with the carrying amount of RMB493.1million, RMB10.2 million and nil for the years ended December 31, 2022, 2023 and 2024, respectively. The difference between the consideration and their carrying value was recognized as “Investment loss, net (including impairments)”. RMB171.3 million, RMB3.9 million and

RM
B
11.0 million
disposal gain

was recognized for the years ended 2022, 2023 and 2024 respectively.

F-4
5

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.	Long-term Investments, Net (Continued)
Equity investments accounted for using the equity method
RMB211.6 million, RMB112.1 million and RMB40.5 million of the Group’s proportionate share of equity investee’s net loss, was recognized in “Investment loss, net (including impairments)” for the years ended December 31, 2022, 2023 and 2024, respectively.
Investments accounted for at fair value
Investments accounted for at fair value primarily include financial products with variable interest rates referenced to performance of underlying assets and with original maturities more than one year and investments in publicly traded companies with an intention of holding more than one year. A loss of RMB198.6 million, a gain of RMB158.4 million and a gain of RMB0.7 million result
i
ng
 from the change in fair value was recognized in “Investment loss, net (including impairments)” for the years ended December 31, 2022, 2023 and 2024, respectively.

F-4
6

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Taxation
Composition of income tax
The following table presents the composition of income tax
expense/(benefit)
for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	RMB in thousands
Current income tax expenses	122,451	81,797	55,738
Withholding income tax expenses	18,189	22,284	17,836
Deferred tax benefits	(36,495)	(25,376)	(110,118)

Total	104,145	78,705	(36,544)

a)	Income taxes
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
Hong Kong, China
Hong Kong profits tax has been provided for at half the current tax rate (i.e., 8.25%) for the first HK$2 million on the estimated assessable profits while the remaining profits will continue to be taxed at the existing 16.5% tax rate for the years ended December 31, 2022, 2023 and 2024, respectively.
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
The following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	%	%	%
Statutory income tax rate	25.00	25.00	25.00
Permanent differences	6.74	(1.33)	5.30
Tax rate difference from statutory rate in other jurisdictions*	(3.19)	(2.96)	(7.80)
Tax effect of preferential tax treatments	(8.91)	(4.73)	(9.49)
Withholding tax	(0.25)	(0.47)	(1.29)
Change in valuation allowance	(20.79)	(17.17)	(9.11)

Effective income tax rate	(1.40)	(1.66)	2.61

*	It is primarily due to the tax effect of the Company as a tax-exempt entity incorporated in Hong Kong and the Cayman Islands.
As of December 31, 2024, certain entities of the Group had net operating tax loss carry forwards as follows:

RMB in thousands
Loss expiring in 2025	138,823
Loss expiring in 2026	482,108
Loss expiring in 2027	878,056
Loss expiring in 2028	896,797
Loss expiring in 2029 and thereafter	18,486,822

Total	20,882,606

8

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Taxation (Continued)

b)	Sales tax
The Group’s majority of subsidiaries and VIEs incorporated in China are subject to value added tax (“VAT”) for services rendered at a rate of 6% and for goods sold mainly at a rate of 13%, offset by VAT on purchases. All entities in China are also subject to surcharges on value-added tax payments in accordance with PRC law. In addition, the Group’s advertising revenues are also subject to culture business construction fee at a rate of 3%, which was reduced to 1.5% since July 1, 2019, valid until December 31, 2027.

c)	Deferred tax assets and liabilities
The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2023 and 2024:

	December 31, 2023	December 31, 2024
	RMB in thousands
Deferred tax assets:
Deferred revenue	280,872	265,876
Net operating tax loss carry forwards	3,542,650	3,490,177
Accruals and others*	667,180	940,900

Total deferred tax assets	4,490,702	4,696,953

Less: valuation allowance	(4,444,111)	(4,561,822)

Net deferred tax assets	46,591	135,131

Deferred tax liabilities
Acquired intangible assets	(88,547)	(66,969)

Total deferred tax liabilities	(88,547)	(66,969)

*	Accrued and others primary represent accrued expenses which are not deductible until paid under PRC laws, as well as non-deductible advertising expenses.
Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity
basis. As of December 31, 2023 and 2024, valuation allowances were provided against deferred tax assets in entities where it was determined it was more-likely-than-not
that the benefits of the deferred tax assets will not be realized.
The following table sets forth the movement of the aggregate valuation allowances for deferred tax assets for the periods presented:

	Balance at January 1	Re-measurement due to applicable preferential tax rate for HNTE	Addition	Expiration of loss carry forward and impact of disposal/close of subsidiaries	Balance at December 31
2022	(2,122,077)	—	(1,543,301)	7,911	(3,657,467)
2023	(3,657,467)	(18,437)	(822,414)	54,207	(4,444,111)
2024	(4,444,111)	—	(129,769)	12,058	(4,561,822)

F-
4
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
To the extent that subsidiaries and VIEs of the Group have undistributed earnings, the Group will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2023 and 2024, the Group did not record any withholding tax on the retained earnings of its subsidiaries and VIEs in the PRC as most of which were still in accumulated deficit position.

F-5
0

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.	Taxes Payable
The following is a summary of taxes payable as of December 31, 2023 and 2024:

	December 31, 2023	December 31, 2024
	RMB in thousands
EIT payable	131,824	134,304
VAT payable	57,647	92,043
Withholding income tax payable	45,308	41,626
Withholding individual income taxes for employees	42,623	42,051
Others	67,848	118,908

Total	345,250	428,932

12.	Short-term loan s and current portion of long-term debt

	Balance at December 31, 2023,			Balance at December 31, 2024
	Interest Rate Range	Maturity Date	Amount	Interest Rate Range	Maturity Date	Amount
			RMB in thousands
Unsecured bank loans	3.00%~3.26%	Within 12 months	1,401,986	2.30%~2.70%	Within 12 months	1,571,179
April 2026 Notes (Note 14)	1.375%	Within 12 months	3,017,339	—	—	—
December 2026 Notes (Note 14)	0.50%	Within 12 months	3,036,428	—	—	—
2027 Notes (Note 14)	—	—	—	1.25%	Within 12 months	657

Total			7,455,753			1,571,836

F-5
1

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.	Accrued Liabilities and Other Payables
The following is a summary of accrued liabilities and other payables as of December 31, 2023 and 2024:

	December 31, 2023	December 31, 2024
	RMB in thousands
Accrued marketing expenses	775,126	1,292,710
Advances from/payables to third parties	197,294	551,167
Payables to producers and licensors	309,680	228,493
Leasing liabilities - current portion	188,504	214,624
Professional fees	125,415	86,795
Deposits	78,169	78,473
Consideration payable for acquisitions and investments	11,912	10,122
Other staff related cost	4,866	5,480
Interest payable	15,367	4,188
Others	74,290	82,229

Total	1,780,623	2,554,281

14.	Long-term debt

	December 31, 2023	December 31, 2024
	RMB in thousands
Long-term bank loans	—	3,069,000
Convertible notes	—	100,000
Convertible senior notes	646	95,153
Total	646	3,264,153

Long-term bank loans
The Group’s long-term bank loans were
RMB3,100.0
mi
llion (US$424.7
million) in aggregate. As of December 31, 2024, the current portion of
 RMB31.0 million (US$4.2 million) was classified as short-term loan
s
(Note12) and the remaining RMB3,069.0
m
illion (US$420.5
m
illion) was reported as long-term debt. The Group’s long-term bank loans were substantially credit borrowing and the interest rate was 2.4% as of December 31, 2024. The Group is in compliance with all of the loan covenants as of December 31, 2024.
As of December 31, 2024, the long-term bank loans, including the portion due within one year which were recorded in “short-term loan
s
and current portion of long-term debt”, will be repaid according to the following schedule:

RMB in thousands
2025	31,000
2026	3,069,000
Total	3,100,000

F-5
2

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
As of December 31, 2023 and 2024, the principal amount of April 2026 Notes was RMB3,040.9 million and RMB86.3 thousand, respectively. The unamortized debt issuance costs were RMB23.6 million and RMB0.4 thousand as of December 31, 2023 and 2024, respectively.
The issuance costs of the April 2026 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., April 1, 2026). For the years ended December 31, 2022, 2023 and 2024, the April 2026 Notes related interest expense was US$7.3 million, US$7.4 million and US$1.8 million (RMB13.1 million), respectively.
During the year ended December 31, 2021, US$70.6 million in aggregate principal amount of April 2026 Notes were converted, pursuant to which the Company issued 2,854,253 ADSs to the holders of such Notes. Accordingly, the balance of the notes converted were derecognized and recorded as ordinary shares and additional paid-in
capital.
During the year ended December 31, 2022, US$14,000 in aggregate principal amount of April 2026 Notes were converted, pursuant to which the Company issued 565 ADSs to the holders of such Notes. Accordingly, the balance of the notes converted were derecognized and recorded as ordinary shares and additional paid-in
capital
.
During the year ended December 31, 2024, the Company repurchased an aggregate principal amount of US$429.3 million (RMB3.0 billion)
April 2026
Notes with the aggregate cash purchase price of US$429.3 million (RMB3.0 billion) and recognized an unamortized commission of
 US$3.0 million (RMB21.0 million).
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
Holders of the 2027 Notes may require the Company to repurchase all or part of their 2027 Notes in cash on June 15, 2025, or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.
As of December 31, 2023 and 2024, the principal amount of 2027 Notes was RMB0.7 million and RMB0.7 million, respectively. The unamortized debt issuance costs were RMB5.7 thousand and RMB4.2 thousand as of December 31, 2023 and 2024, respectively.

F-5
3

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.	Long-term debt (Continued)
Convertible Senior Notes (Continued)
2027 Notes (Continued)
The issuance costs of the 2027 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., June 15, 2027). For the year ended December 31,2022, 2023 and 2024, the 2027 Notes related interest expense was US$11.8 million, US$5.0 million and US$1.4 thousand (RMB9.8 thousand), respectively.
As of December 31, 2024, the carrying amount of RMB0.7 million (US$91.4 thousand) of the 2027 Notes are short-term in nature as the 2027 Notes holder had a non-contingent
option to require the Group to repurchase for cash all or any portion of their 2027 Notes within one year.
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
During the year ended December 31, 2023, the Company repurchased an aggregate principal amount of US$745.9 million (RMB5.3 billion) 2027 Notes with the aggregate cash purchase price of US$745.9 million (RMB5.3 billion) with the loss of US$7.6 million (RMB54.0 million).
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
As of December 31, 2023 and 2024, the principal amount of December 2026 Notes was RMB3,062.6 million and RMB95.6 million. The unamortized debt issuance costs were RMB26.2 million and RMB0.5 million as of December 31, 2023 and 2024, respectively.
The issuance costs of the December 2026 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., December 1, 2026). For the years ended December 31, 2022, 2023 and 2024 the December 2026 Notes related interest expense was US$11.0 million, US$3.6 million and US$3.1 million (RMB22.4 million).
During the year ended December 31, 2022, the Company repurchased an aggregate principal amount of US$768.3 million (RMB5.2 billion) of December 2026 Notes for a total cash consideration of US$568.6 million (RMB3.8 billion), with the gain of US$ 190.3 million (RMB1,289.5 million).

F-5
4

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.	Long-term debt (Continued)
Convertible Senior Notes (Continued)
During the year ended December 31, 2023, the Company repurchased an aggregate principal amount of US$384.8 million (RMB2.6 billion) of December 2026 Notes in the amount of US$331.2 million (RMB2.2 billion) funded by the net proceeds from the ADS offering, with the gain of US$49.5 million (RMB336.5 million). Besides, the Company repurchased an aggregate principal amount of US$14.5 million (RMB104.0 million) December 2026 Notes with the aggregate cash purchase price of US$13.0 million (RMB93.3 million) with the gain of US$1.4 million (RMB9.8 million).
During the year ended December 31, 2024, the Company repurchased an aggregate principal amount of US$419.1 million (RMB3.0 billion) of December 2026 Notes for a total cash consideration of US$419.1 million (RMB3.0 billion), with the loss of US$2.5 million (RMB17.7 million).
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
The following table provides a summary of the Company’s
non-current
portion of unsecured senior notes as of December 31, 2023 and December 31, 2024:

	December 31, 2023	December 31, 2024	Effective interest rate
	Amounts	Amounts
	RMB in thousands
April 2026 Notes	—	86	1.74%
2027 Notes	646	—	1.52%
December 2026 Notes	—	95,067	0.80%

Carrying value	646	95,153
Unamortized discount and debt issuance costs	6	539

Total principal amounts of unsecured senior notes	652	95,692

As of December 31, 2024, the fair value of April 2026 Notes, 2027 Notes and December 2026 Notes, based on Level 2 inputs, was RMB96.1 million. As of December 31, 2024, RMB0.5 million, RMB96.7 million and nil in aggregate principal amount and interest expenses related to the above unsecured senior notes are expected to be repaid within one year, in 1-3 years and 3 years afterwards, respectively, unless earlier converted, redeemed or repurchased.

F-5
5

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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
The Company announced in March 2022 that its board of directors had authorized a share repurchase program, under which the Company may repurchase up to US$500.0 million of its ADSs for the next 24 months. The Company had repurchased a total of 2.6 million ADSs for a total cost of US$53.6 million as of December 31, 2022, and no shares had been repurchased during 2023.
In November 2
024, t
he Company announced that its board of directors had approved a share repurchase program of up to US$200.0 million of its publicly traded securities over a
24-month
period. As of December 31, 2024, the Company had repurchased a total of approximately 0.8 million ADSs under this authorized program for a total cost of US$16.4 million (RMB117.5
m
illion).

F-5
6

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.	Employee Benefits
The Company’s subsidiaries and the VIEs and subsidiaries of the VIEs incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries and VIEs and subsidiaries of the VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution. The following table presents the Group’s employee welfare benefits expenses for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	RMB in thousands
Contributions to medical and pension schemes	934,876	814,296	732,465
Other employee benefits	99,303	92,797	108,142

Total	1,034,179	907,093	840,607

17.	Share-based Compensation

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
In February 2018, the Group adopted its 2018 Share Incentive Plan (the “2018 Plan”) to provide additional incentives to employees, directors and consultants and promote the success of its business. The maximum aggregate number of Class Z Ordinary Shares, which may be issued pursuant to all awards under the 2018 Plan as at December 31, 2024 is 33,132,989 shares.
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
In June 2024, the Group adopted its Second Amended and Restated 2018 Share Incentive Plan (the “Restated 2018 Plan”) to provide additional incentives to employee participants, related entity participants and service provider participants and promote the success of its business. The maximum aggregate number of Class Z Ordinary Shares, which may be issued pursuant to all awards under the 2018 Plan as at December 31, 2024 is
41,413,503
shares, and within the Scheme Limit, the maximum number of Class Z Ordinary Shares which may be issued pursuant to all awards to be granted to service provider participants under the Restated 2018 Plan is
2,070,675.
In May 2024, the Group adopted its 2024 Share Incentive Plan (the “2024 Plan”) to provide additional incentives to employee participants, related entity participants and consultants and promote the success of its business. The maximum aggregate number of Class Z Ordinary Shares, which may be issued pursuant to all awards under the 2024 Plan as at December 31, 2024 is
41,272,920
shares. No awards have been granted under the 2024 Share Incentive Plan since its adoption.
Option awards are granted with an exercise price determined by the Board of Directors. Those option awards generally vest over a period of zero
to six years and expire in
six
to seven years, and RSUs generally vest over a period of
zero
to six years.

F-5
7

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.	Share-based Compensation (Continued)

a)	Description of share option and RSUs plans (Continued)
RSUs
The following table presents a summary of the Group’s service-based RSUs activities for the years ended December 31, 2022, 2023 and 2024:

	Employees	Consultants	Total	Weighted Average Granted fair value
	(In thousands)	(In thousands)	(In thousands)	US$
Outstanding at January 1, 2022	—	—	—	—
Granted	1,932	35	1,967	24.59
Vested	—	—	—	—
Forfeited	—	—	—	—

Unvested at December 31, 2022	1,932	35	1,967	24.59

Outstanding at January 1, 2023	1,932	35	1,967	24.59
Granted	8,796	—	8,796	18.72
Vested	—	(23)	(23)	24.59
Forfeited	(1,059)	—	(1,059)	22.10

Unvested at December 31, 2023	9,669	12	9,681	19.53

Outstanding at January 1, 2024	9,669	12	9,681	19.53
Granted	10,841	1	10,842	17.14
Vested	(689)	(12)	(701)	24.59
Forfeited	(2,547)	—	(2,547)	17.37

Unvested at December 31, 2024	17,274	1	17,275	18.14

The aggregate number of Class Z Ordinary Shares available for future grant under the Restated 2018 Plan was 37,092,680 as of December 31, 2024.
The aggregate number of Class Z Ordinary Shares available for future grant under the 2024 Plan was 41,272,920 as of December 31, 2024.
As of December 31, 2024, total unrecognized compensation expenses related to unvested service-based RSUs granted under the 2018 Plan and the Restated 2018 Plan, adjusted for estimated forfeitures, was RMB1,652.5 million, which is expected to be recognized over a weighted-average period of 3.6 years and may be adjusted for future changes in estimated forfeitures.

8

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
The Group uses binomial option pricing model to determine the fair value of share options. The estimated fair value of each share option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

For the Year Ended December 31,
	2022	2023*	2024*
Expected volatility	57.6%-58.0%	N/A	N/A
Weighted average volatility	57.9%	N/A	N/A
Expected dividends	—	N/A	N/A
Risk-free rate	2.7%-3.6%	N/A	N/A
Contractual term (in years)	6-7	N/A	N/A

*	No further options would be granted under the 2018 Share Incentive Plan after the Primary Conversion Effective Date.

F-
59

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

(c)	Share options activities
The following table presents a summary of the Group’s share options activities for the years ended December 31, 2022, 2023 and 2024:

	Employees	Consultants	Total	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)	(In thousands)	(In thousands)	US$	(In years)	(RMB in thousands)
Outstanding at January 1, 2022	22,327	183	22,510	2.0010	5.01	6,372,503
Granted	5,667	162	5,829	0.0036
Exercised	(3,779)	(150)	(3,929)	0.0001
Forfeited	(2,500)	—	(2,500)	0.2331

Outstanding at December 31, 2022	21,715	195	21,910	2.0283	4.70	3,305,336

Outstanding at January 1, 2023	21,715	195	21,910	2.0283	4.70	3,305,336
Granted	—	—	—	—
Exercised	(2,147)	(64)	(2,211)	0.0001
Forfeited	(1,760)	—	(1,760)	0.1443

Outstanding at December 31, 2023	17,808	131	17,939	2.4701	3.79	1,232,411

Outstanding at January 1, 2024	17,808	131	17,939	2.4701	3.79	1,232,411
Granted	—	—	—	—
Exercised	(3,689)	(7)	(3,696)	0.3911
Forfeited	(1,119)	(14)	(1,133)	0.6909

Outstanding at December 31, 2024	13,000	110	13,110	1.6543	2.85	1,550,782

Exercisable at December 31, 2024	6,897	76	6,973	1.8474	2.64	907,766

The weighted average grant date fair value of share options granted for the year 2022 was RMB126.8 per share. No further options would be granted under the 2018 Share Incentive Plan after the Primary Conversion Effective Date.
As of December 31, 2024, total unrecognized compensation expenses related to unvested options granted under the Global Share Plan and the 2018 Plan, adjusted for estimated forfeitures, was RMB1,176.8 million, which is expected to be recognized over a weighted-average period of 1.9 years and may be adjusted for future changes in estimated forfeitures.

F-6
0

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.	Net Loss per Share
For the years ended December 31, 2022, 2023 and 2024, the Company had potential ordinary shares, including share options, RSUs granted, and ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, where applicable. As the Group incurred losses for the years ended December 31, 2022, 2023 and 2024, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share.
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
For the year ended December 31, 2024, the numbers of share options, RSUs and the number of ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 828,336 shares, 2,096,485 shares, 4,218,676 shares, 2,259 shares and 4,211,678 shares, respectively.

F-6
1

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.	Net Loss per Share (Continued)
The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	RMB in thousands, except for share and per share data
Numerator:
Net loss	(7,507,653)	(4,811,713)	(1,363,651)
Net loss/(income) attributable to noncontrolling interests	10,640	(10,608)	16,851

Net loss attributable to Bilibili Inc.’s shareholders for basic/dilutive net loss per share calculation	(7,497,013)	(4,822,321)	(1,346,800)

Denominator:
Weighted average number of ordinary shares outstanding, basic	394,863,584	413,210,271	416,470,256
Weighted average number of ordinary shares outstanding, diluted	394,863,584	413,210,271	416,470,256
Net loss per share, basic	(18.99)	(11.67)	(3.23)
Net loss per share, diluted	(18.99)	(11.67)	(3.23)

19.	Commitments and Contingencies

(a)	Commitments
Long-term debts
The Group’s long-term debts are to repay the principal amount and cash interests in connection with the long-term bank loans, convertible notes and convertible senior notes. The expected repayment schedules have been disclosed in Note 14.

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
However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded material liabilities in this regard as of December 31, 2023 and 2024, respectively.

F-6
2

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.	Related Party Transactions and Balances
The Group entered into the following significant related party transactions for the periods presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB in thousands
Purchases of goods and services	206,931	172,506	124,018
Transfer of long-term investments 1	275,000	—	—
Repayment of loans and interest from the Entity 2	—	696,624	58,101
Investment income and interest income	78,827	48,069	34,344
Sales of goods and services	13,953	12,740	12,033
The Group had the following significant related party balances as of December 31, 2023 and 2024, respectively:

	December 31, 2023	December 31, 2024
	RMB in thousands
Amount due from related parties
Due from investment funds 1	37,506	37,519
Due from the Entity 2	646,284	609,823
Due from other investees	106,784	139,335

Total	790,574	786,677

Amount due to related parties 3	14,896	4,549

1.
The balances due from the investment funds, of which the Company is their limited partners, as of December 31, 2023 and December 31, 2024 were consideration receivables related to the equity investments transferred, which is non-trade
in nature.

2.
The Company established the Entity with an independent third party and two entities controlled by Mr. Rui Chen and Ms. Ni Li, respectively, to acquire the land use rights for a parcel of land in Shanghai for future construction.
The balance as of December 31, 2023 and 2024 represents interest-bearing loans and interest expenses related to the Entity, which are non-trade in nature. The annual interest rate of the loans was
3.95
% as of December 31, 2024.

3.
The balances as of December 31, 2023 mainly represent considerations related to long-term investments, which are non-trade
in nature. The balances as of December 31, 2024 mainly represent the payables in trade nature.

F-6
3

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
The accounting policies of the single segment are the same as described in the significant accounting policies. The CODM assesses performance for the single segment and decides how to allocate resources based on net loss that also is reported on the Consolidated Statements of Operations and Comprehensive Loss as consolidated net loss. The measure of the single segment assets is reported on the Consolidated Balance Sheets as total consolidated assets.
The CODM reviews revenues and expenses at the consolidated level as disclosed in the Group’s Consolidated Statements of Operations and Comprehensive Loss and uses net loss to evaluate return on assets and to monitor budget versus actual results and in competitive analysis by benchmarking to the Group’s competitors. The competitive analysis and the monitoring of budgeted versus actual results are used in assessing the segment’s performance and in establishing management’s compensation.
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

F-6
4

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
Financial products
. The Group values its financial products investments held in certain banks using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.
Accounts receivable, amounts due from/to related parties and other current assets are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable, accrued liabilities, short-term loan
s
and other payables are financial liabilities with carrying values that approximate fair value due to their short-term nature.
The Group measures equity investments accounted for using the equity method at fair value on a non-recurring
basis only if an impairment charge were to be recognized. Equity investments accounted for using the measurement alternative are generally not categorized in the fair value hierarchy. However, if equity investments without readily determinable fair values were re-measured or impaired during the years ended December 31, 2023 and 2024, they were classified within Level 3 in the fair value hierarchy because the Group estimated the value of the instruments based on valuation methods using the observable transaction price at the transaction date or other unobservable inputs.
As of December 31, 2023 and 2024, certain equity investments without determinable fair value (Note 9) were measured using unobservable inputs (Level 3) and written down from their respective carrying value to fair value, with impairment charges of RMB278.9 million and RMB486.5 million incurred and recorded in “Investment loss, net (including impairments)” for the years then ended.

F-6
5

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.	Restricted Net Assets
Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the generically reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax
income should be set aside prior to payment of any dividends. As a result of these and other restrictions under the PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their abilities to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB6.2 billion or 45.1% of the Company’s total consolidated net assets as of December 31, 2024. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

F-6
6

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
The Company did not have significant capital and other commitments, or guarantees as of December 31, 2023 and 2024, respectively.
Condensed balance sheets

	December 31, 2023	December 31, 2024
	RMB in thousands
Cash and cash equivalents	106,498	10,721
Amounts due from Group companies	19,213,415	15,688,455
Prepayments and other current assets	39,941	132,745
Short-term investments	625,474	445,470
Long-term investments, net	772,559	758,348
Investments in subsidiaries and net assets of VIEs and VIEs’ subsidiaries	—	345,248

Total assets	20,757,887	17,380,987

Short-term loan s and current portion of long-term debt	6,053,767	31,657
Deferred revenue	9,284	9,836
Accrued liabilities and other payables	93,713	64,151
Other long-term payable	15,931	3,166,946
Deficit in subsidiaries and net loss of VIEs and VIEs’ subsidiaries	193,292	—

Total liabilities	6,365,987	3,272,590

Total Bilibili Inc’s shareholders’ equity	14,391,900	14,108,397
Total shareholders’ equity	14,391,900	14,108,397

Total liabilities and shareholders’ equity	20,757,887	17,380,987

F-6
7

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Parent Company Only Condensed Financial Information (Continued)
Condensed statements of comprehensive loss and cash flows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB in thousands
Total costs and expenses	(30,558)	(43,924)	(24,139)
Net loss from subsidiaries and net loss of VIEs and VIEs’ subsidiaries	(7,685,211)	(4,745,316)	(1,009,762)
Gain/(loss) from non-operations	218,756	(33,081)	(312,899)

Loss before income tax expenses	(7,497,013)	(4,822,321)	(1,346,800)

Net loss	(7,497,013)	(4,822,321)	(1,346,800)

	For the Year Ended December 31,
	2022	2023	2024
	RMB in thousands
Net cash used in operating activities	(650,630)	(111,392)	(118,834)

Purchase of short-term investments	(33,683,941)	(3,863)	(70)
Maturities of short-term investments	45,951,288	982,151	175,717
Placements of time deposits	(4,878,180)	—	—
Maturities of time deposits	9,133,225	4,083,893	—
Investments and loans (to)/from subsidiaries, VIEs and VIEs’ subsidiaries	(13,131,173)	383,391	3,180,316
Other investing activities	283,028	(76,697)	(147,691)

Net cash provided by investing activities	3,674,247	5,368,875	3,208,272

Purchase of noncontrolling interests	—	(7,027)	—
Proceeds from exercise of employees’ share options	4	2	10,268
Proceeds from issuance of ordinary shares, net of issuance costs	—	2,689,380	—
Proceeds of short-term and long-term loan	—	—	3,100,000
Repurchase of shares	(347,581)	—	(117,523)
Repurchase of convertible senior notes	(4,201,506)	(7,675,227)	(6,058,432)
Net cash used in financing activities	(4,549,083)	(4,992,872)	(3,065,687)

8

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Parent Company Only Condensed Financial Information (Continued)
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
Such investments are presented on the condensed balance sheets as “Investments in subsidiaries and net assets of VIEs and VIEs’ subsidiaries/Deficit in subsidiaries and net loss of VIEs and VIEs’ subsidiaries” in the condensed balance sheets and share in the subsidiaries’ loss are presented as “Net Loss from subsidiaries and net loss of VIEs and VIEs’ subsidiaries” in the condensed statements of comprehensive loss. The parent company only condensed financial information should be read in conjunction with the Group’s consolidated financial statements.

F-
6
9

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.	Acquisitions
There was no
acquisition occurred for the years ended
December
2023 and 2024. Our acquisitions in the prior periods are listed below.
Transaction with one game development company (“Game Business”)
In February 2022, the Company signed an agreement to acquire all of the equity interests in Game Business with a total cash consideration of RMB800.0 million. Upon the completion of this transaction, the Group held 100% of equity interests in the Game Business, which became a consolidated subsidiary of the Group.
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

0

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
Other acquisitions
For the years ended with December 31, 2022, the Group completed several other acquisitions, to complement its existing business and achieve synergies. The acquired entities individually and in aggregate were not significant. The Group’s other acquisitions are summarized in the following table:

	For the Year Ended December 31,	Amortization Period
	2022
	Amount
	RMB in thousands
Net assets acquired	85,369
Intangible assets
—Brand	—	5 years
—Customer relationship	—	5 years
—Non-compete clause	9,000	6 years
—Others	61,000	1 to 10 years
Deferred tax liabilities	(17,500)
Goodwill	42,131

Total	180,000

Total purchase price comprised of:

For the Year Ended December 31,
2022
Amount
RMB in thousands
Cash consideration	150,000
Share consideration	—
Fair value of previously held equity interests	30,000

Total	180,000

Pro forma results of
operations
for all the acquisitions have not been presented because they were not material to the consolidated statements of operations and comprehensive loss for the years ended December 31, 2022, 2023 and 2024 individually or in aggregate.

26.	Subsequent Events
No
subsequent event which had a material impact on the Group was identified through the date of issuance of the financial statements
.

F-7
1