Form 20-F
period 2025-12-31
Bilibili Inc.
filed 2026-04-16
CIK 1723690

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
As of December 31, 2025, there were 414,718,112 ordinary shares outstanding, par value $0.0001 per share, being the sum of 79,700,010 Class Y ordinary shares and 335,018,102 Class Z ordinary shares (excluding 6,115,998 Class Z ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans).
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

•

“bullet chat” or “bullet chatting” are to a commenting function that enables content viewers to send comments that fly across the screen like bullets, which we refer to as bullet chats herein. Bullet chats are context-based and can be viewed by the audiences who watch the same content, and therefore can intrigue interactive commenting among content viewers. Only official members can send bullet chats on our platform;

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

•

“VAS” are to value-added services, including premium membership, live broadcasting, Bilibili Comics, Maoer, and other PUGV and community related VASs, such as fan charging program, Bilibili premium courses and avatar decoration; and

•

“video-based content” are to, for the purposes of this annual report only, video content on video-centric platforms and non-video-centric platforms as well as mobile games. Non-video-centric platforms include social media, instant messaging, e-commerce, browser, and other kind of platforms.

Our reporting currency is the Renminbi because our business is mainly conducted in mainland China and a substantial majority of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9931 to US$1.00, the exchange rate on December 31, 2025 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollars amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

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

Our Holding Company Structure and Contractual Arrangements with the VIEs

Bilibili Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its VIEs. We conduct our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries in mainland China. PRC laws and regulations prohibit foreign investment in internet cultural business (except for music), the internet audio-visual program business, the radio and television program production and operation business, and the production of audio-visual products and/or electronic publications. Accordingly, we operate these businesses in mainland China through the VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their shareholders, as applicable, to control the business operations of the VIEs. Revenues contributed by the VIEs accounted for 69.4%, 68.2% and 64.8% of our total revenues for the years of 2023, 2024 and 2025, respectively. As used in this annual report, “Bilibili” refers to Bilibili Inc., our Cayman Islands holding company; “we,” “us,” “our company” and “our” refers to Bilibili and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and their subsidiaries in mainland China (which are collectively referred to as the Consolidated Affiliated Entities), including, but not limited to, Hode Information Technology, which was established in May 2013 to expand our operations; Shanghai Kuanyu, whose control we obtained in July 2014 to further expand our operations; and Chaodian Culture, whose control we obtained in July 2019 to enrich our offerings, and their subsidiaries.

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and principal Consolidated Affiliated Entities as of the date of this annual report:

Bilibili Inc.
(Cayman Islands)
100%
Hode HK Limited
(Hong Kong)
100%
Bilibili Co., Ltd.
(Japan)
100%
Chaodian HK Limited
(Hong Kong)
100%
Bilibili HK Limited
(Hong Kong)
offshore
onshore
100%
Shanghai Chaodian Information Technology Co., Ltd.
100%
Shanghai Bilibili Technology Co., Ltd.
100%
Hode Shanghai Limited
Shanghai Kuanyu Digital Technology Co., Ltd. (1)(2)
Shanghai Hode Information Technology Co., Ltd. (3)(4)
100%
Shanghai Anime Tamashi Cultural Media Co., Ltd.
100%
Sharejoy Network Technology Co., Ltd.
100%
Shanghai Hehehe Culture Communication Co., Ltd.
Equity interest
Contractual arrangements

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

(4)	Hode Information Technology has 29 subsidiaries.

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

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Although our Class Z ordinary shares have been listed on the Hong Kong Stock Exchange and the ADSs and the Class Z ordinary shares are fully fungible, we cannot assure you that an active trading market for our Class Z ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work and the inability of the PCAOB to conduct inspections of the auditor in the past had deprived our investors of the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

For the years ended December 31, 2023, 2024 and 2025, Bilibili Inc. did not provide any capital contributions or loans to its subsidiaries in mainland China.

For the years ended December 31, 2023, 2024 and 2025, the VIEs did not receive any debt financings from our offshore subsidiaries or our WFOEs. For the years ended December 31, 2023, 2024 and 2025, the VIEs repaid debt financings of RMB0.7 billion, RMB1.7 billion and RMB1.8 billion (US$263.9 million), respectively, to our offshore subsidiaries and our WFOEs.

The VIEs may transfer cash to our WFOEs by paying consulting and services charges according to the exclusive business cooperation agreement, and the VIEs may receive cash from our WFOEs under business agreements. For the years ended December 31, 2023, 2024 and 2025, the VIEs received cash of RMB1.1 billion, nil and nil from WFOEs, respectively, pursuant to these agreements.

For the years ended December 31, 2023, 2024 and 2025, no dividends or distributions were made to Bilibili Inc. by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership, totaling RMB6.5 billion, RMB6.2 billion and RMB9.5 billion (US$1.4 billion) as of December 31, 2023, 2024 and 2025, respectively. Furthermore, cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks related to the fund flows of our operations in mainland China, see “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to our shareholders and ADS holders.”

In the years ended December 31, 2023, 2024 and 2025, no assets other than cash were transferred through our organization.

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

Taxation Calculation(1)
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

(3)

Certain of our subsidiaries and the VIEs qualify for a 15% preferential income tax rate in mainland China. However, such rate is subject to qualification, temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

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

Selected Condensed Consolidating Statements of Operations and Comprehensive Income/(Loss) Data

	For the Year Ended December 31, 2025
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Third-party revenues	—	361,996	10,961,316	19,024,454	—	30,347,766
Inter-company consulting and services revenues(1)	—	1,787,349	—	—	(1,787,349)	—
Other inter-company revenues(2)	—	5,023,653	113,519	655,135	(5,792,307)	—

Total revenues	—	7,172,998	11,074,835	19,679,589	(7,579,656)	30,347,766
Third-party costs and expenses	(16,408)	(7,566,226)	(4,849,939)	(16,790,742)	—	(29,223,315)
Inter-company consulting and services costs and expenses(1)	—	—	—	(1,787,349)	1,787,349	—
Other inter-company costs and expenses(2)	—	(435,883)	(5,275,512)	(80,912)	5,792,307	—

Total costs and expenses	(16,408)	(8,002,109)	(10,125,451)	(18,659,003)	7,579,656	(29,223,315)
Net profit from subsidiaries and net profit of VIEs and VIEs’ subsidiaries(3)	1,446,123	1,888,796	835,747	—	(4,170,666)	—
(Loss)/Profit from non-operations	(236,184)	395,176	112,626	(187,983)	—	83,635

Profit before income tax expenses	1,193,531	1,454,861	1,897,757	832,603	(4,170,666)	1,208,086
Income tax (expense)/benefit	—	(10,130)	(8,961)	1,946	—	(17,145)

Net profit	1,193,531	1,444,731	1,888,796	834,549	(4,170,666)	1,190,941
Net loss attributable to noncontrolling interests	—	1,392	—	1,198	—	2,590

Net profit attributable to Bilibili Inc.’s shareholders	1,193,531	1,446,123	1,888,796	835,747	(4,170,666)	1,193,531

	For the Year Ended December 31, 2024
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Third-party revenues	—	381,268	9,056,379	17,393,878	—	26,831,525
Inter-company consulting and services revenues(1)	—	1,282,159	—	—	(1,282,159)	—
Other inter-company revenues(2)	—	4,976,987	231,852	916,759	(6,125,598)	—

Total revenues	—	6,640,414	9,288,231	18,310,637	(7,407,757)	26,831,525
Third-party costs and expenses	(24,139)	(7,241,756)	(4,370,475)	(16,539,124)	—	(28,175,494)
Inter-company consulting and services costs and expenses(1)	—	—	—	(1,282,159)	1,282,159	—
Other inter-company costs and expenses(2)	—	(823,046)	(5,148,159)	(154,393)	6,125,598	—

Total costs and expenses	(24,139)	(8,064,802)	(9,518,634)	(17,975,676)	7,407,757	(28,175,494)
Net (loss)/profit from subsidiaries and net loss of VIEs and VIEs’ subsidiaries(3)	(1,009,762)	458,253	640,661	—	(89,152)	—
(Loss)/Profit from non-operations	(312,899)	(38,965)	52,220	243,418	—	(56,226)

(Loss)/Profit before income tax expenses	(1,346,800)	(1,005,100)	462,478	578,379	(89,152)	(1,400,195)
Income tax (expense)/benefit	—	(4,378)	(4,225)	45,147	—	36,544

Net (loss)/profit	(1,346,800)	(1,009,478)	458,253	623,526	(89,152)	(1,363,651)
Net (profit)/loss attributable to noncontrolling interests	—	(284)	—	17,135	—	16,851

Net (loss)/profit attributable to Bilibili Inc.’s shareholders	(1,346,800)	(1,009,762)	458,253	640,661	(89,152)	(1,346,800)

	For the Year Ended December 31, 2023
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Third-party revenues	—	324,311	7,561,315	14,642,361	—	22,527,987
Inter-company consulting and services revenues(1)	—	574,016	7,583	—	(581,599)	—
Other inter-company revenues(2)	—	4,396,102	263,216	990,698	(5,650,016)	—

Total revenues	—	5,294,429	7,832,114	15,633,059	(6,231,615)	22,527,987
Third-party costs and expenses	(43,924)	(7,832,837)	(4,123,477)	(15,591,936)	—	(27,592,174)
Inter-company consulting and services costs and expenses(1)	—	—	—	(581,599)	581,599	—
Other inter-company costs and expenses(2)	—	(774,232)	(4,593,059)	(282,725)	5,650,016	—

Total costs and expenses	(43,924)	(8,607,069)	(8,716,536)	(16,456,260)	6,231,615	(27,592,174)
Net loss from subsidiaries and net loss of VIEs and VIEs’ subsidiaries(3)	(4,745,316)	(1,799,844)	(1,127,131)	—	7,672,291	—
(Loss)/Profit from non-operations	(33,081)	376,362	250,920	(263,022)	—	331,179

Loss before income tax expenses	(4,822,321)	(4,736,122)	(1,760,633)	(1,086,223)	7,672,291	(4,733,008)
Income tax	—	(8,173)	(39,211)	(31,321)	—	(78,705)

Net loss	(4,822,321)	(4,744,295)	(1,799,844)	(1,117,544)	7,672,291	(4,811,713)
Net profit attributable to noncontrolling interests	—	(1,021)	—	(9,587)	—	(10,608)

Net loss attributable to Bilibili Inc.’s shareholders	(4,822,321)	(4,745,316)	(1,799,844)	(1,127,131)	7,672,291	(4,822,321)

Selected Condensed Consolidating Balance Sheets Data

	As of December 31, 2025
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Cash and cash equivalents	4,173	7,184,648	2,795,536	2,199,181	—	12,183,538
Time deposits	210,864	5,290,448	—	21,015	—	5,522,327
Restricted cash	—	—	—	50,800	—	50,800
Accounts receivable, net	—	249,876	300,161	718,182	—	1,268,219
Amounts due from Group companies(4)	19,066,168	31,551	6,753,924	647,082	(26,498,725)	—
Amount due from related parties	—	819,266	—	55,696	—	874,962
Prepayments and other current assets	132,955	207,321	370,572	492,189	—	1,203,037
Short-term investments	345,823	1,855,420	3,159,755	1,086,199	—	6,447,197
Long-term investments, net	1,091,207	704,208	1,548,781	1,417,457	—	4,761,653
Investment in subsidiaries and net assets of VIEs and VIEs’ subsidiaries(3)	2,686,268	781,755	—	—	(3,468,023)	—
Other non-current assets	—	3,328,139	787,402	4,740,489	—	8,856,030
Total assets	23,537,458	20,452,632	15,716,131	11,428,290	(29,966,748)	41,167,763

Accounts payable	—	221,065	1,272,804	4,003,546	—	5,497,415
Salary and welfare payables	—	1,313,103	50,828	346,391	—	1,710,322
Taxes payable	—	231,627	66,711	107,549	—	405,887
Short-term loan and current portion of long-term debt	3,162,384	601,004	750,000	347,458	—	4,860,846
Deferred revenue	1,508	584,759	964,314	3,111,282	—	4,661,863
Accrued liabilities and other payables	24,413	996,004	1,014,638	1,139,511	—	3,174,566
Amounts due to Group companies(4)	—	13,768,664	3,076,406	9,653,655	(26,498,725)	—
Amounts due to related parties	—	396	86	15,631	—	16,113
Long-term debt and others	4,775,871	64,327	2,502	449,488	—	5,292,188
Deficit in subsidiaries and net loss of VIEs and VIEs’ subsidiaries(3)	—	—	7,736,087	—	(7,736,087)	—

Total liabilities	7,964,176	17,780,949	14,934,376	19,174,511	(34,234,812)	25,619,200
Total Bilibili Inc’s Shareholders’ equity/(deficit)(3)	15,573,282	2,686,268	781,755	(7,736,087)	4,268,064	15,573,282
Noncontrolling interests	—	(14,585)	—	(10,134)	—	(24,719)

Total shareholders’ equity/(deficit)	15,573,282	2,671,683	781,755	(7,746,221)	4,268,064	15,548,563

Total liabilities and shareholders’ equity/(deficit)	23,537,458	20,452,632	15,716,131	11,428,290	(29,966,748)	41,167,763

	As of December 31, 2024
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Cash and cash equivalents	10,721	3,347,603	4,782,112	2,108,946	—	10,249,382
Time deposits	—	3,566,915	—	21,560	—	3,588,475
Restricted cash	—	—	—	50,000	—	50,000
Accounts receivable, net	—	467,481	135,930	623,464	—	1,226,875
Amounts due from Group companies(4)	15,688,455	—	4,493,861	532,700	(20,715,016)	—
Amount due from related parties	—	762,084	7,360	17,233	—	786,677
Prepayments and other current assets	132,745	248,605	384,375	382,386	—	1,148,111
Short-term investments	445,470	308,194	1,415,439	537,432	—	2,706,535
Long-term investments, net	758,348	252,278	1,186,319	1,714,647	—	3,911,592
Investment in subsidiaries and net assets of VIEs and VIEs’ subsidiaries	345,248	—	—	—	(345,248)	—
Other non-current assets	—	3,408,147	975,530	4,647,176	—	9,030,853
Total assets	17,380,987	12,361,307	13,380,926	10,635,544	(21,060,264)	32,698,500

Accounts payable	—	67,077	1,083,965	3,650,374	—	4,801,416
Salary and welfare payables	—	1,122,428	50,486	426,568	—	1,599,482
Taxes payable	—	232,740	60,957	135,235	—	428,932
Short-term loan and current portion of long-term debt	31,657	740,179	200,000	600,000	—	1,571,836
Deferred revenue	9,836	214,029	851,268	2,727,174	—	3,802,307
Accrued liabilities and other payables	64,151	826,309	768,151	895,670	—	2,554,281
Amounts due to Group companies(4)	—	7,464,775	2,887,517	10,362,724	(20,715,016)	—
Amounts due to related parties	—	—	86	4,463	—	4,549
Other long-term payable	3,166,946	259,419	4,789	400,630	—	3,831,784
Deficit in subsidiaries and net loss of VIEs and VIEs’ subsidiaries(3)	—	1,102,255	8,575,962	—	(9,678,217)	—

Total liabilities	3,272,590	12,029,211	14,483,181	19,202,838	(30,393,233)	18,594,587
Total Bilibili Inc’s Shareholders’ equity/(deficit)(3)	14,108,397	345,248	(1,102,255)	(8,575,962)	9,332,969	14,108,397
Noncontrolling interests	—	(13,152)	—	8,668	—	(4,484)

Total shareholders’ equity/(deficit)	14,108,397	332,096	(1,102,255)	(8,567,294)	9,332,969	14,103,913

Total liabilities and shareholders’ equity/(deficit)	17,380,987	12,361,307	13,380,926	10,635,544	(21,060,264)	32,698,500

	As of December 31, 2023
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Cash and cash equivalents	106,498	2,144,794	3,047,247	1,893,282	—	7,191,821
Time deposits	—	5,190,632	—	4,259	—	5,194,891
Restricted cash	—	—	—	50,000	—	50,000
Accounts receivable, net	—	75,644	698,098	800,158	—	1,573,900
Amounts due from Group companies(4)	19,213,415	—	6,019,746	484,413	(25,717,574)	—
Amount due from related parties	—	781,483	5,679	3,412	—	790,574
Prepayments and other current assets	39,941	486,479	268,938	477,430	—	1,272,788
Short-term investments	625,474	798,607	1,022,173	206,811	—	2,653,065
Long-term investments, net	772,559	1,235,311	724,830	1,633,932	—	4,366,632
Other non-current assets	—	3,675,322	1,173,300	5,216,774	—	10,065,396
Total assets	20,757,887	14,388,272	12,960,011	10,770,471	(25,717,574)	33,159,067

Accounts payable	—	166,053	847,556	3,320,121	—	4,333,730
Salary and welfare payables	—	862,084	47,209	310,062	—	1,219,355
Taxes payable	—	231,634	(10,112)	123,728	—	345,250
Short-term loan and current portion of long-term debt	6,053,767	801,986	—	600,000	—	7,455,753
Deferred revenue	9,284	92,949	735,392	2,116,463	—	2,954,088
Accrued liabilities and other payables	93,713	796,044	271,310	619,556	—	1,780,623
Amounts due to Group companies(4)	—	9,671,373	3,414,526	12,631,675	(25,717,574)	—
Amounts due to related parties	—	40	11	14,845	—	14,896
Other long-term payable	15,931	325,063	7,908	302,203	—	651,105
Deficit in subsidiaries and net loss of VIEs and VIEs’ subsidiaries(3)	193,292	1,633,173	9,279,384	—	(11,105,849)	—

Total liabilities	6,365,987	14,580,399	14,593,184	20,038,653	(36,823,423)	18,754,800
Total Bilibili Inc’s Shareholders’ equity/(deficit)(3)	14,391,900	(193,292)	(1,633,173)	(9,279,384)	11,105,849	14,391,900
Noncontrolling interests	—	1,165	—	11,202	—	12,367

Total shareholders’ equity/(deficit)	14,391,900	(192,127)	(1,633,173)	(9,268,182)	11,105,849	14,404,267

Total liabilities and shareholders’ equity/(deficit)	20,757,887	14,388,272	12,960,011	10,770,471	(25,717,574)	33,159,067

Selected Condensed Consolidating Cash Flows Data

	For the Year Ended December 31, 2025
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Consulting and services charges from/(to) Group companies	—	502,146	—	(502,146)	—	—
Other operating cashflow from/(to) Group companies	—	4,511,901	(4,812,157)	300,256	—	—
Operating cashflow (to)/from third-parties	(120,821)	(3,385,651)	6,622,940	4,030,640	—	7,147,108

Net cash (used in)/provided by operating activities	(120,821)	1,628,396	1,810,783	3,828,750	—	7,147,108

Investments in and loans to subsidiaries, VIEs and VIEs’ subsidiaries(3)(4)	(3,506,156)	4,013,456	(240,820)	—	(266,480)	—
Purchase of short-term investments	(427,465)	(17,983,033)	(38,298,874)	(28,929,559)	—	(85,638,931)
Maturities of short-term investments	422,568	15,377,263	37,632,875	28,382,380	—	81,815,086
Placements of time deposits	(211,779)	(10,253,247)	—	(25,768)	—	(10,490,794)
Maturities of time deposits	—	8,386,112	—	25,768	—	8,411,880
Other investing activities	(352,608)	(1,463,853)	(753,249)	(868,145)	—	(3,437,855)

Net cash used in investing activities	(4,075,440)	(1,923,302)	(1,660,068)	(1,415,324)	(266,480)	(9,340,614)

Investments and loans from subsidiaries, VIEs and VIEs’ subsidiaries(3)(4)	—	3,506,156	(1,927,215)	(1,845,421)	266,480	—
Proceeds from issuance of convertible notes	4,886,978	—	—	—	—	4,886,978
Repurchase of convertible senior notes	(474)	—	—	—	—	(474)
Repurchase of shares	(822,713)	—	—	—	—	(822,713)
Other financing activities	(24,441)	728,933	(200,000)	(481,000)	—	23,492

Net cash provided by/(used in) financing activities	4,039,350	4,235,089	(2,127,215)	(2,326,421)	266,480	4,087,283

	For the Year Ended December 31, 2024
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Consulting and services charges from/(to) Group companies	(51,772)	630,822	61,267	(640,317)	—	—
Other operating cashflow from/(to) Group companies	—	4,144,133	(3,624,993)	(129,306)	—	389,834
Operating cashflow (to)/from third-parties	(67,062)	(5,141,515)	6,018,150	4,815,447	—	5,625,020

Net cash (used in)/provided by operating activities	(118,834)	(366,560)	2,454,424	4,045,824	—	6,014,854

Investments in and loans to subsidiaries, VIEs and VIEs’ subsidiaries(3)(4)	3,180,316	1,751,638	3,000,448	—	(7,932,402)	—
Purchase of short-term investments	(70)	(8,696,352)	(20,068,208)	(8,204,894)	—	(36,969,524)
Maturities of short-term investments	175,717	9,284,689	19,673,728	7,873,769	—	37,007,903
Placements of time deposits	—	(5,805,446)	—	(28,500)	—	(5,833,946)
Maturities of time deposits	—	7,475,308	—	11,424	—	7,486,732
Other investing activities	(147,691)	(306,815)	(283,168)	(1,091,578)	—	(1,829,252)

Net cash provided by/(used in) investing activities	3,208,272	3,703,022	2,322,800	(1,439,779)	(7,932,402)	(138,087)

Investments and loans from subsidiaries, VIEs and VIEs’ subsidiaries(3)(4)	—	(3,180,316)	(3,051,577)	(1,700,509)	7,932,402	—
Repurchase of convertible senior notes	(6,058,432)	—	—	—	—	(6,058,432)
Proceeds from issuance of convertible senior notes, net of issuance costs	—	100,000	—	—	—	100,000
Repurchase of shares	(117,523)	—	—	—	—	(117,523)
Other financing activities	3,110,268	788,304	50,000	(698,000)	—	3,250,572

Net cash used in financing activities	(3,065,687)	(2,292,012)	(3,001,577)	(2,398,509)	7,932,402	(2,825,383)

	For the Year Ended December 31, 2023
	Bilibili Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Consulting and services charges from/(to) Group companies	—	751,786	8,930	(760,716)	—	—
Other operating cashflow from/(to) Group companies	—	6,285,694	(8,108,004)	1,822,310	—	—
Operating cashflow (to)/from third-parties	(111,392)	(5,052,732)	4,601,959	828,787	—	266,622

Net cash (used in)/provided by operating activities	(111,392)	1,984,748	(3,497,115)	1,890,381	—	266,622

Investments in and loans to subsidiaries, VIEs and VIEs’ subsidiaries(3)(4)	383,391	(4,302,588)	4,481,061	—	(561,864)	—
Purchase of short-term investments	(3,863)	(12,389,787)	(28,000)	(1,126,000)	—	(13,547,650)
Maturities of short-term investments	982,151	14,191,604	28,000	1,126,500	—	16,328,255
Placements of time deposits	—	(9,956,224)	—	(5,701)	—	(9,961,925)
Maturities of time deposits	4,083,893	5,601,212	—	5,701	—	9,690,806
Other investing activities	(76,697)	390,027	(115,698)	(944,970)	—	(747,338)

Net cash provided by/(used in) investing activities	5,368,875	(6,465,756)	4,365,363	(944,470)	(561,864)	1,762,148

Investments and loans from subsidiaries, VIEs and VIEs’ subsidiaries(3)(4)	—	(383,391)	517,397	(695,870)	561,864	—
Repurchase of convertible senior notes	(7,675,227)	—	—	—	—	(7,675,227)
Proceeds from issuance of ordinary shares, net of issuance costs	2,689,380	—	—	—	—	2,689,380
Other financing activities	(7,025)	25,953	(200,031)	92,265	—	(88,838)

Net cash (used in)/provided by financing activities	(4,992,872)	(357,438)	317,366	(603,605)	561,864	(5,074,685)

(1)	It represents the elimination of the intercompany consulting and services charges at the consolidation level.

(2)	It mainly includes technical support services provided by other subsidiaries and VIEs to the primary beneficiaries of VIEs.

(3)	It represents the elimination of the investment among Bilibili Inc., other subsidiaries, primary beneficiaries of VIEs, and VIEs and VIEs’ subsidiaries.

(4)	It represents the elimination of intercompany balances among Bilibili Inc., other subsidiaries, primary beneficiaries of VIEs, and VIEs and VIEs’ subsidiaries.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

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

Risks Related to Our Business and Industry

•	We operate in a fast-evolving industry. We cannot guarantee that we will successfully implement our commercialization strategies or develop new ones, or generate sustainable revenues and profit.

•	We incurred net losses in the past and we may not be able to maintain profitability in the future.

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

•

The PCAOB had historically been unable to inspect our auditor in relation to their audit work and the inability of the PCAOB to conduct inspections of the auditor in the past had deprived our investors of the benefits of such inspections. See “—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work and the inability of the PCAOB to conduct inspections of the auditor in the past had deprived our investors of the benefits of such inspections.”

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

Risks Related to Our Listed Securities

•	The trading prices of our listed securities have been and are likely to continue to be volatile, regardless of our operating performance, which could result in substantial losses to our investors.

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

We incurred net losses in the past and we may not be able to maintain profitability in the future.

We incurred net losses in the past and only started to record net profit in the fourth quarter of 2024. In 2023 and 2024, we had net losses of RMB4.8 billion and RMB1.4 billion, respectively. We recorded net profits of RMB1.2 billion (US$170.3 million) in 2025. Our path to sustainable profitability depends in part on our ability to generate sustainable revenue and in part on our ability to manage our costs and expenses, many of which are beyond our control. We believe that our future revenue growth will depend on, among other factors, the popularity of our platform, as well as our ability to attract and retain users, increase user engagement, establish effective monetization strategies, compete effectively and successfully, develop new products and services, and keep pace with the rapid revolution of new technologies. We are disciplined about our costs and operating expenses and we will continue to undertake cost control measures, but there can be no assurance that we will realize cost savings of these actions. We may experience losses in the future due to our continued investments in technology, talent, content, brand recognition, expanding user base, improving user experience and other initiatives. In addition, our ability to achieve and sustain profitability is affected by various factors, some of which are beyond our control, such as changes in macroeconomic and regulatory environment or competitive dynamics in the industry. Therefore, although we had net profits in 2025, if we are unable to continuously generate adequate revenues and manage our costs and expenses, we may not be able to maintain profitability and may again incur significant losses in the future. Accordingly, you should not rely on our financial results of any prior quarterly or annual period as an indication of our future performance.

If we fail to anticipate user preferences and provide products and services to attract and retain users, or if we fail to keep up with rapid changes in technologies and their impact on user behavior, we may not be able to attract sufficient user traffic to remain competitive, and our business and prospects may be materially and adversely affected.

Our ability to retain, grow and engage our user base depends heavily on our ability to provide a superior user experience. We must offer quality content covering a wide range of interests and formats, introduce successful new products and services, develop user-friendly platform features, and provide effective content discovery and recommendation capabilities. In particular, we must encourage content creators to upload more appealing professional user generated content and we must source more popular licensed content. We must also keep providing our users with features and functions that could enable superior content viewing and social interaction experience. If we are unable to provide a superior user experience, our user base and user engagement may decline, which may materially and adversely affect our business and growth prospects.

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

In addition, as we leverage AI in content discovery and distribution, advertising targeting and delivery, as well as content creation and translation tools, we face risks and challenges relating to AI technology. For example, the use of AI in our video content offerings could expose us to risks if the technology does not perform as anticipated, leading to inaccuracies in content curation, personalization or distribution. This could affect the quality of service we provide, potentially damaging our brand and reputation. Our AI initiatives may not deliver the benefits we expect, may take longer than planned to roll out, or may cost more than expected. AI initiatives also increase our exposure to cybersecurity, data privacy and regulatory risks, including risks arising from unauthorized access, data leakage, model manipulation, misuse, or failure to comply with evolving laws, regulations and industry standards relating to algorithm governance, data use, and automated decision making. While we strive to comply with current legal standards, future regulatory changes could impose additional compliance burdens, and failure to adhere to these regulations may result in penalties. Offering AI-driven features or content that provokes public or regulatory scrutiny over these issues could lead to reputational damage or legal liabilities. Furthermore, the automation of content discovery and distribution could inadvertently propagate biased or inappropriate content, risking regulatory penalties, reputational damage, and potential loss of user trust. These risks are compounded by the rapid pace of AI technology evolution, making it challenging to consistently ensure our content’s compliance and appropriateness.

Our business depends on our ability to provide users with interesting and useful content, which in turn depends on the content contributed by the content creators on our platform.

The quality of the content offered on our platform and our users’ level of engagement are critical to our success. In order to attract and retain users and compete effectively, we must offer interesting and useful content and enhance our users’ viewing experience. It is vital to our operations that we remain sensitive to and responsive to evolving user preferences and offer content that appeals to our users. Thus far, we have been generally able to encourage our content creators to create and upload PUGV that are appealing to our users. We have also been providing our content creators with support and guidance in various forms, including tools and products to help realize their commercial values and technical support for content distribution, editing and uploading. However, we cannot assure you that our content creators will continue to create popular PUGV for our platform. If our content creators cease to contribute content, or their uploaded content fails to attract or retain our users, we may experience a decline in user traffic and user engagement. If the number of users or the level of user engagement declines, we may suffer a reduction in revenue.

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

•

In September 2024, the Cyberspace Administration of China promulgated the Regulations of Internet Data Security Management which took effect on January 1, 2025. These regulations provide that internet data processors refer to individuals or organizations that independently decide processing purposes and methods in internet data processing activities. Under these regulations, internet data processors shall apply for a national security review for certain activities, including any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, these regulations require that internet data processors that process “important data” must conduct an annual risk assessment of their internet data processing activities, and submit a risk assessment report to authorities at or above the provincial level.

•

On October 28, 2025, the Standing Committee of the National People’s Congress promulgated the revised Cybersecurity Law of the PRC, which took effect on January 1, 2026. The revised Cybersecurity Law refines and strengthens the penalty mechanism for network operators who fail to fulfill their obligations to protect network operation security in accordance with the law.

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

•

The revised Cybersecurity Law of the PRC requires network operators to comply with the provisions of that law, the Civil Code, the Personal Information Protection Law, and other relevant laws and regulations when processing personal information.

•

On January 10, 2026, the Cyberspace Administration of China released the Provisions on the Collection and Use of Personal Information by Internet Applications (Draft for Comments) for public consultation, which propose to extend compliance obligations to all entities facilitating personal information collection within the PRC, including software development kits (SDKs), distribution platforms, and smart terminals. This draft proposes to require any large internet application, defined as an internet application with more than 50 million registered users or more than 10 million monthly active users and involving complex business types, to solicit public comments for at least seven working days when revising its rules for the collection and use of personal information, and to prohibit the use of contacts, call log, or text message permissions to access third party personal information unless strictly necessary in limited circumstances where data collection or use is necessary, such as contacting individuals in the users’ address books, adding friends or data backup. As of the date of this annual report, the draft has not been formally adopted.

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

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. For example, the European Union General Data Protection Regulation, which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. These regulations establish new requirements applicable to the processing of personal data, affords new data protection rights to individuals and impose penalties for serious data breaches. Individuals also have a right to compensation under these regulations for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our website or our mobile platform and input protected information, we may become subject to the provisions of the General Data Protection Regulation.

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

We need to acquire or produce popular content to provide our users with an engaging and satisfying viewing experience. The acquisition of such content depends on our ability to retain our content creators, OGV partners and hosts of our live broadcasting programs. We have undertaken measures to prudently manage our content costs by focusing on the acquisition of high-quality content. We recorded content costs in our cost of revenue of RMB3.2 billion, RMB2.7 billion and RMB2.4 billion (US$349.1 million) in 2023, 2024 and 2025, respectively. While we have successfully optimized our spending in recent periods, we may face upward pressure on content costs in the future. The market prices for licensing fees and royalties for licensed content depend on various factors beyond our control, including, the aggressive competition among online video broadcasting programs for popular content titles and events, and the demand of higher licensing fees from copyright owners, distributors and other industry participants as the market grows. Furthermore, we need to acquire more high-quality content to expand our content library. Accordingly, we may not be able to maintain the effective control of our content costs in the future. If we are unable to generate sufficient revenues to outpace potential increases in content costs, or effectively control our content costs, we may incur losses and our business, financial condition and results of operations may be adversely affected.

If the content contained within videos, live broadcasting, games, audios and other content formats on our platform is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations may be materially and adversely affected.

The PRC government and regulatory authorities have adopted regulations governing content contained within videos, live broadcasting, games, audios and other information over the internet. Under these regulations, internet content providers are prohibited from posting or displaying content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent, violent or defamatory on the internet. Internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of China. The PRC government and regulatory authorities strengthen the regulations on internet content, including live broadcasting, from time to time. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Online Transmission of Audio-Visual Programs” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Online Live Broadcasting Services.”

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

As we grow our user base and increase the level of user engagement, we may incur increasing costs, such as licensing fees and royalties for licensed content and hosts’ compensation to further expand our content library to meet the growing and diversified demands of our users. If such expansion is not properly managed, it may adversely affect our financial and operating resources without achieving the desired effects. If we are unable to generate sufficient revenues to outpace the increase in costs, or effectively control our costs, we may incur losses and our business, financial condition and results of operations may be adversely affected. See “—Any increases in the content costs on our platform may have an adverse effect on our business, financial condition and results of operations.”

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

As we only have a limited history of operating our business at its current scale, it is difficult to evaluate our current business and future prospects, including our ability to grow in the future. In addition, despite our implementation of cost control measures, our costs and expenses may still increase as we expand our business and continue to invest in our infrastructure to enhance the performance and reliability of our platform. For example, we may increase our investment in servers, bandwidth, and computing power for our AI initiatives, to maintain our quality user experience while sustaining the growth of user base. Continued growth could also strain our ability to maintain reliable service levels for our users, content creators and business partners, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our costs and expenses may grow faster than our revenues and may be greater than what we anticipate. If we are unable to generate adequate revenues and to manage our costs and expenses, we may not be able to maintain profitability. Managing our growth will require significant expenditures and the allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition could be harmed.

Volatility in the prices of, or constraints in the availability of, computing, cloud, bandwidth and other technical infrastructure resources may increase our costs and capital expenditure.

Our business depends on storage, bandwidth and computing capacity to support content storage and delivery and the development and deployment of AI-driven technologies. We procure certain technical resources and services from third-party suppliers and service providers, including cloud computing services, internet data center services, and server hosting services. We may further procure chips and other semiconductor products for our AI initiatives.

The markets for certain of these resources have experienced, and may continue to experience, supply constraints, price volatility, and increasing demand, particularly in connection with the rapid development and adoption of AI technologies and the corresponding demand for servers and computing resources. In addition, certain suppliers or service providers may have significant bargaining power, limited capacity, or may adjust commercial terms in a manner unfavorable to us. If the prices of these resources increase, if we are required to make prepayments or longer-term commitments to secure sufficient capacity, or if adequate capacity is unavailable on commercially reasonable terms or at all, our capital expenditures, cost of revenues, research and development expenses and other operating expenses may increase.

Any interruption, delay, degradation or reduction in the availability of such resources or services may impair our ability to support user traffic growth, maintain service quality, distribute content efficiently, and develop, deploy or scale AI-related products and capabilities. As a result, our user experience, commercialization efficiency, operating margins and financial results may be materially and adversely affected.

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

We are subject to various regulatory requirements in relation to our operation of online games. Since May 2019, the Ministry of Culture and Tourism ceased to assume the responsibility to administer the online game industry and stopped approving or issuing the Online Culture Operating Permits regarding online games. Since all of the Online Culture Operating Permits held by the Consolidated Affiliated Entities were granted by local branches of the Ministry of Culture and Tourism after May 2019, these permits do not cover online game operations. Based on the consultation of Jingtian & Gongcheng, our PRC counsel, with the Shanghai Municipal Administration of Culture and Tourism in March 2026, the Ministry of Culture and Tourism no longer assumes the responsibility to supervise the operation of online games, and it is not necessary for an enterprise to obtain Online Culture Operating Permits to operate online game operation business. On December 22, 2023, the National Press and Publication Administration promulgated the Administrative Measures for Internet Games (Draft for Comment), which provide that the national publishing regulatory authority will oversee online game publishing activities nationwide while local authorities at county level and above will be responsible for supervision within their respective administrative regions. As of the date of this annual report, the draft has not been formally adopted. Therefore, our PRC counsel, Jingtian & Gongcheng, has advised us that we are able to continue our online game operation business although the Online Culture Operating Permits currently held no longer contain content related to online games operation, which will not constitute any material non-compliance.

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

In addition, the provision of comics online may be deemed to be an internet publication activity, which may require the content provider to obtain an Internet Publishing Service License. Furthermore, in a consultation with the competent government authorities in March 2026, our PRC counsel, Jingtian & Gongcheng, was informed that operation of an online comics business currently does not require the Internet Publishing Service License. If the regulatory policies change in the future and we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through online games and comics, the imposition of fines, the revocation of our business and operating licenses and the discontinuation or restriction of our operations of online games and comics.

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

In addition, there can be no assurance that the PRC regulators would not promulgate new laws and regulations in the future to further limit minors’ access and exposure to videos, live broadcasting, audios and other content formats that we offer on our platform. The implementation of the existing and future laws and regulations may lead to a decrease in the number of minors in our user base and the playtime of minor users, thereby leading to a decrease in the minor users’ revenue contribution to our mobile game and other businesses and may materially and adversely affect our results of operations and prospects. We currently do not charge users for game playing time on our mobile games. However, if we were to start charging for playing time, we may lose our game players, and our financial condition and results of operations may be materially and adversely affected.

We face significant competition, primarily from companies that operate in the video-based industry in mainland China, and we compete with these companies for users, content providers and advertisers.

We face significant competition primarily from companies that operate in the video-based industry in mainland China designed to engage users, especially Generation Z+, and capture their time spent on mobile devices and the internet. In particular, our competitors mainly include large online video streaming platforms, other platforms offering video products, live broadcasting platforms, game developers and other companies offering online content. Some of our competitors have longer operating histories and significantly greater financial resources than we do, and in turn may be able to attract and retain more users, content partners and advertisers. Our competitors may compete with us in a variety of ways, including by obtaining exclusive online distribution rights for popular content, conducting brand promotions and other marketing activities, and making acquisitions. If any of our competitors provides comparable or better user experience, our user traffic could decline significantly. We have exclusive distribution rights only for certain content on our platform. Our content creators are generally free to post their content on our competitors’ platforms, which may divert user traffic from our platform, and adversely affect our user traffic and thus our operations. We believe that our ability to compete effectively depends upon many factors, some of which are beyond our control, including:

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

Content and functions available on our platform may expose us to allegations by third parties of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of third-party rights. We have been involved in litigation based on allegations of infringement of third-party copyright due to the content and functions available on our platform. We are currently involved in approximately 400 lawsuits based on allegations of infringement of third-party copyright due to the content or functions posted on our platform, which are immaterial to our company on an individual basis or a collective basis. Regardless of the outcome, these lawsuits, and any other litigation that may be brought against us or our current or former directors and officers, could be time-consuming, result in significant expenses and divert our resources and the attention of our management and other key employees. An unfavorable outcome in any of these matters could exceed the limited coverage provided under our current applicable insurance policies.

Our failure to identify unauthorized content posted on our platform may subject us to claims of infringement of third-party intellectual property rights or other rights. As we adopt new technologies and roll out new products and services, including those empowered by AI, we face the risk of being subject to intellectual property infringement claims that may arise from our use of new technologies and provision of new products and services. Although we maintain content management and review procedures to monitor the content uploaded to our platform, due to the large number of videos, texts, and images uploaded, we may not be able to identify all content that may infringe on third-party rights. Such failure may subject us to potential claims and lawsuits, defending of which may impose a significant burden on our management and employees, and there can be no assurance that we will obtain final outcomes that are favorable to us. In addition, we may be subject to administrative actions brought by the National Copyright Administration of China or its local branches or related law enforcement departments for alleged copyright infringement.

The validity, enforceability and scope of protection of intellectual property rights in internet-related industries and AI-related industries, particularly in mainland China, are uncertain and still evolving, and uncertainties still exist with respect to the interpretation of the legal standards for determining liabilities of internet search and other internet service providers for (a) providing links to content on third-party websites that infringe upon others’ copyrights or hosting such content, (b) providing information storage space, file sharing technology or other internet services that are used by internet users to disseminate such content, or (c) providing information generated by AI.

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

Although we have required our users to post only legally compliant and inoffensive materials and have set up screening procedures, our screening procedures may fail to screen out all potentially offensive or non-compliant user-generated content or AI-generated content and, even if properly screened, a third-party may still find user-generated content or AI-generated content posted on our platform offensive and take action against us in connection with the posting of such content. We may also face litigation or administrative actions for defamation, negligence or other purported injuries resulting from the content we provide or the nature of our services. Such litigation and administrative actions, with or without merit, may be expensive and time-consuming, result in significant diversion of resources and management attention from our operations, and adversely affect our brand and reputation.

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

We have invested significant resources to develop our own intellectual property and acquire licenses to use and distribute the intellectual property of others on our platform. Failure to maintain or protect these rights could harm our business. Source code, the detailed program commands for our operating systems and other software programs, is critical to our business. If our source code leaks, we might lose future trade secret protection for that code. It may then become easier for third parties to compete with our products by copying functionality, which could adversely affect our results of operations. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation. Further, others may engage in conduct that constitutes unfair competition, defamation or other violations of our rights, which could harm our business, reputation and competitive position.

Protection of intellectual property rights in the countries and regions that we operate may not be sufficient. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Other unlawful conduct against us is also difficult to prevent and police. We cannot assure you that the steps we have taken will prevent misappropriation of our rights. From time to time, we may have to resort to litigation to enforce our rights, which could result in substantial costs and diversion of our resources.

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

In addition, the costs attributed to hosts’ compensation have increased significantly in mainland China during the past few years for companies that provide such services. If we are unable to generate sufficient revenues to outpace the increase in such compensation, we may lose opportunities to retain the popular hosts on our platform and thus incur losses. In addition, the compensation we pay to the hosts could significantly increase our cost of revenues and materially adversely affect our margins, financial condition and results of operations.

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

We derived 17.8%, 20.9% and 21.1% of our revenues from mobile games in 2023, 2024 and 2025, respectively. No mobile game individually contributed more than 10% of our total net revenues for the years ended December 31, 2023, 2024 and 2025, respectively. Our revenues from mobile games increased by 14.0% from RMB5.6 billion in 2024 to RMB6.4 billion (US$914.4 million) in 2025, which was mainly attributable to the full-year contribution of our exclusively licensed game, San Guo: Mou Ding Tian Xia in 2025, and the launch of our in-house developed game, Escape from Duckov in the fourth quarter of 2025. If we fail to launch new games or release upgrades to existing games in a timely manner, or if our games do not achieve expected popularity, we may lose players of our games, which could materially and adversely impact revenues from mobile games and our business operations. In the event that we succeed in launching new games, the new games may divert players away from the existing games on our platform, which may increase player churn and reduce revenues from our existing games.

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

In addition, the revenue model we adopt for online games may not remain effective. We derive a substantial majority of the mobile games revenues from the sale of in-game virtual items. However, we may not be able to continue to successfully implement this model. Any change in our game revenue model may cause us to lose players and materially and adversely affect our business, financial condition and results of operations.

We are not able to predict if or when we will commercially launch new games and the pace at which our new games will penetrate the online game market, if at all. A number of factors, including technical difficulties, lack of sufficient game development capabilities, personnel and other resources and failure to obtain, delays in obtaining or revocation of obtained governmental authorities’ approvals could result in delayed launch of new games, the cancellation of the development of our pipeline games, or the termination of the operation of existing games. Any delays in game releases or problems arising following the commercial release of one or more new online games such as programming errors, or bugs, could negatively impact our business and reputation and could cause our results of operations to be materially different from expectations. If any of these issues occurs, players may stop playing online games on our platform and may be less likely to return to such games as often in the future, which may negatively impact our business.

Our ability to generate revenues from our mobile games could suffer if the mobile games market in mainland China does not develop as anticipated.

The mobile games market in mainland China is highly competitive and continues to evolve rapidly, with developments such as the introduction of new business models, the development of player preferences, the increasing popularity of smartphones, market entry by new competitors and the adoption of new strategies by our competitors. We expect each of these trends to continue, and we must continue to adapt our strategy to successfully compete in this market. There are numerous other technologies and business models in varying stages of development, such as portable tablet computers, cloud games and VR games involving new mobile and AI technologies, which could render certain current technologies or applications obsolete. Accordingly, it is extremely difficult to accurately predict player acceptance and demand for our various existing and potential new mobile game offerings, and the future size, composition and growth of this market. Furthermore, given the rapidly evolving and highly competitive nature of the mobile games market, we cannot predict the price that players will be willing to pay for the virtual items in our mobile games or whether players will have concerns over security, reliability, cost and quality of service associated with mobile games. If market acceptance of our mobile games is different than anticipated, our ability to maintain or increase our revenues and profits could be materially and adversely affected.

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

Many of our products and services contain open source software, content and materials, which may pose particular risks to our proprietary software, products and services in a manner that negatively affects our business.

We use open source software, content and materials, or the Open Source Materials, in our products and services and will use Open Source Materials in the future. There is a risk that the licenses of Open Source Materials could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we may face claims from third parties claiming ownership of, or demanding release of, the open-source software or derivative works that we developed using such Open Source Materials. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement, which may incur additional costs. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition, the terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts. There is a risk that open source licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our products.

Furthermore, because any software source code we contribute to open-source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely. As a result, we may be unable to prevent our competitors or others from using such software source code contributed by us.

Our exposure to these risks may be increased as a result of evolving our core source code base, introducing new content and offerings, integrating AI technologies into our products and services, offering AIGC tools to content creators, advertisers and other stakeholders on our platform, or making other business changes, including in areas where we do not currently compete. Any of the foregoing could adversely impact the value or enforceability of our intellectual property, and materially adversely affect our business, financial condition, and results of operations.

We may not be successful in developing relationships with key participants in the mobile industry or in developing services that operate effectively with these operating systems, networks, devices and standards.

We make our products and services available across a variety of operating systems, mobile devices, personal computers, smart TV and other smart devices. As mobile usage accelerates, we expect to generate a large portion of our business and revenues from mobile. If we fail to provide reliable and user-friendly experiences through mobile devices, or if we are slower than our competitors in developing attractive products and services adaptable for mobile devices, we may fail to capture a significant share or an increasingly important portion of the market or may lose existing users. In addition, even if we are able to retain the increasing number of mobile users, we may not be able to continue to successfully commercialize mobile user traffic in the future.

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

We have made short-term and long-term investments. Short-term investments primarily include financial products with variable interest rates referenced to performance of underlying assets issued by well-known banks and investments in publicly traded companies with the intention to be sold within twelve months. Our long-term investments primarily consist of (i) investment in companies whose businesses are complementary to ours, including game, anime production and high-technology companies and (ii) financial products with variable interest rates referenced to performance of underlying assets and with original maturities greater than one year.

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

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of our acquisitions of interests in our subsidiaries and consolidated VIEs. We recorded goodwill of RMB2.7 billion, RMB2.7 billion and RMB2.8 billion (US$403.0 million) as of December 31, 2023, 2024 and 2025, respectively.

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

In 2020, we established an entity together with two entities each controlled by Mr. Rui Chen and Ms. Ni Li, and an independent third party to acquire the land use rights for a parcel of land in Shanghai. We hold 30.01% of the shares of this entity. Construction of certain buildings on this parcel of land has commenced and is expected to complete in or around 2026. We may use space in one of the buildings as our office space following the completion of this construction project. See also “Item 4. Information on the Company—Property, Plants and Equipment” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions.”

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

Interruption or failure of our own information technology and communications systems or those of third-party service providers we rely upon, as well as of AI related resources we acquire from third-party suppliers, could impair our ability to provide products and services, which could damage our reputation and harm our results of operations.

Our ability to provide superior user experience on our platform depends on the continuous and reliable operation of our IT systems. We cannot assure you that we will be able to procure sufficient bandwidth in a timely manner or on acceptable terms or at all. Failure to do so may significantly impair user experience on our platform and decrease the overall effectiveness of our platform to users, content providers and advertisers. Our IT systems and proprietary content distribution network are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors or “bugs” in software, computer viruses, interruptions in access to our platform through the use of “denial of service” or similar attacks, hacking or other attempts to harm our IT systems, and other similar events. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could damage our reputation and cause our users, content providers and advertisers to migrate to our competitors’ platforms. If we experience frequent or persistent service disruptions, whether caused by failures or security incidents of our own IT systems or those of third-party service providers, business partners or infrastructure providers, our user experience may be negatively affected, which in turn may have a material and adverse effect on our reputation and business. We cannot assure you that we will be successful in minimizing the frequency or duration of service interruptions. As the number of our users increases and our users generate more content on our platform, we may be required to expand and adapt our technology and infrastructure to reliably store and process content. It may become increasingly difficult to maintain and improve the performance of our platform, especially during peak usage times, as our services become more complex and our user traffic increases.

Our servers, which are hosted at third-party internet data centers, are vulnerable to break-ins, sabotage and vandalism. The occurrence of natural disasters or closure of an internet data center by a third-party provider without adequate notice could result in lengthy service interruptions. In addition, our domain names are resolved into internet protocol (IP) addresses by systems of third-party domain name registrars and registries. Any interruptions or failures of those service providers’ systems, which are beyond our control, could significantly disrupt our own services. If we experience frequent or persistent system failures on our platform, whether due to interruptions and failures of our own information technology and communications systems or those of third-party service providers that we rely upon, our reputation and brand could be severely harmed. The steps we take to increase the reliability and redundancy of our systems may cause us to incur heavy costs and reduce our operating margin, and may not be successful in reducing the frequency or duration of service interruptions. We have integrated AI across our content offering, optimized content recommendation and commercial algorithms with AI, provided AIGC tools to content creators and advertisers on our platform, and may make significant payment to acquire AI relevant resources from third-party suppliers in the future. We rely on these suppliers to provide consistent and reliable cloud services and other resources necessary for our AI initiatives. Any failure of these suppliers to provide such resources, or a failure to replace any such supplier at a reasonable cost, could result in financial losses and may have a material adverse effect on our business and operations.

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

We do not believe that we are an “investment company” and we do not intend to become registered as an “investment company” under the U.S. Investment Company Act of 1940, or the 1940 Act. Certain of our assets and other future holdings may be deemed to be “investment securities” within the meaning of the 1940 Act. Under the 1940 Act, a company is deemed to be an “investment company” if it is engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, owning, holding, or trading in securities. On a consolidated basis, a significant portion of our present assets as of December 31, 2025 consists of time deposits and short-term investments held for cash management purposes, which may be deemed to be “investment securities” within the meaning of 1940 Act. However, we do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities. Rather, we are primarily engaged in the business of building a leading video community for young generations in China.

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

As of December 31, 2025, we have short-term loans and current portion of long-term debt of RMB4.9 billion (US$695.1 million) in aggregate. We were in compliance with all of the loan covenants as of December 31, 2025. For additional information, see “Notes to Consolidated Financial Statements—Note 12. Short-Term Loan and Current Portion of Long-Term Debt” and “—Note 14. Long-Term Debt” of our audited consolidated financial statements included elsewhere in this annual report.

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

Certain of our outstanding indebtedness include financial and other covenants. We are in compliance with the applicable financial covenants with respect to certain financial metrics as of December 31, 2025. If we fail to comply with these covenants in the future and are unable to remedy or obtain a waiver or amendment, an event of default would occur. If an event of default were to occur, the lenders could, among other things, declare outstanding amounts due and payable. If the payment of any of our indebtedness is accelerated, we may be required to renegotiate, repay or refinance these obligations and may not have sufficient funds available to repay it, and our liquidity and financial position would be materially and adversely affected.

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

We adopted a global share incentive plan in 2014 (terminated in 2022, whereas awards outstanding at the time of termination survived the termination), a share incentive plan in 2018 (as amended in 2020, 2022 and 2024) and a share incentive plan in 2024, which we refer to as the Global Share Plan, the 2018 Plan and the 2024 Plan, respectively, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under the 2018 Plan and the 2024 Plan, we are authorized to grant options, restricted share units, and other types of awards. As of March 31, 2026, awards to purchase 29,519,829 ordinary shares under the Global Share Plan, the 2018 Plan and the 2024 Plan have been granted and remained outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. We recognize share-based compensation expenses in our consolidated financial statements in connection with these grants and may continue to incur such expenses in the future. As of December 31, 2025, our unrecognized share-based compensation expenses relating to unvested awards amounted to RMB2.5 billion (US$363.5 million), adjusted for estimated forfeitures.

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements which in turn could negatively impact the trading prices of our shares and/or ADSs or otherwise harm our reputation.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2025. However, if we fail to implement and maintain an effective system of internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Any failure to implement and maintain an effective system of internal control over financial reporting could also cause us to suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading prices of our listed securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanction. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

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

As we expand our global and cross-border businesses into more overseas markets, we will face risks associated with expanding into markets in which we have limited or no experience and in which we may be less well-known. We may be unable to attract a sufficient number of users, customers or business partners, fail to anticipate competitive conditions or face difficulties in operating effectively in these new markets. The expansion of our overseas and cross-border businesses will also expose us to risks inherent in operating businesses globally, including, but not limited to:

•	international geopolitical tensions and events, political instability and general economic or political conditions in particular countries or regions;

•

compliance challenges due to the different laws and regulatory environments of the jurisdictions where we operate, including, but not limited to those related to content regulation, data privacy and protection, network security, intellectual property protection, children’s privacy and protection, consumer protection, trade protection (including import and export control, custom duties, customs and tariffs), product liability, online payments and money transmission, funds transfer, currency exchange controls, marketing and advertising, employment and labor, trust and safety, supply chain compliance, competition, and other protectionist policies;

•	compliance challenges under different tax regimes and policies in jurisdictions where we operate;

•	compliance challenges arising from conflicts in the laws, rules, regulations, policies and orders of different jurisdictions;

•	potential damage to our brands and reputation due to compliance with local laws, including requirements to censor content or requirements to provide user information to local authorities;

•	lack of acceptance of the product and service offerings on our platform and adverse publicity about us;

•	local and regional competition and adaption to different industry practices;

•	inability to recruit international and local talent and deal with challenges in replicating or adapting our company policies and procedures to operating environments different than those of China;

•	challenges and increased expenses associated with staffing and managing global and cross-border operations and managing an organization spread over multiple jurisdictions;

•	litigations, arbitrations, government actions, restrictions, policies, or legal proceedings against us;

•	challenges caused by distance, language and cultural differences and impact of natural disasters or health epidemics;

•

increased costs to protect the security and stability of our information technology systems, intellectual property and personal data, including compliance costs related to data localization laws, data protection laws and privacy laws;

•	availability and reliability of global and cross-border payment systems and logistics infrastructure; and

•	exchange rate fluctuations.

As we expand further into new counties, regions and markets, these risks could intensify, and efforts we make to expand our global and cross-border businesses and operations may not be successful. Failure to successfully expand globally and manage the complexity of our global operations could materially and adversely affect our business, financial condition and results of operations. These risks may differ from those associated with doing business in the PRC. For a detailed discussion of the risks related to operations in the PRC, both generally and specifically, please refer to the risk factors set out under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

The Chinese and global macroeconomic environment faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. Heightened geopolitical tensions in various regions of the world may have negative effects to the global economy. In particular, there are significant uncertainties associated with the future relationship between the United States and China with respect to a wide range of issues including investment policies, trade policies, treaties, government regulations and tariffs. The U.S. government has taken actions that have impacted, and may continue to impact, companies like us with a substantial presence in China. A non-exhaustive list of such actions includes legislative measures aiming to prohibit or restrict U.S. investment in China-based companies that operates in certain industries, sanctions or trade restrictions targeting China, increased tariffs on imports from China, or ban or enhanced review of transactions with, or inbound investments from, China-based companies. China has responded by taking a series of measures such as implementing retaliatory tariffs, trade barriers, and other regulatory actions, and new measures may be adopted from time to time. The tensions between the United States and China in recent years have led to additional, or higher tariffs imposed by the United States on products imported from China and restrictions on the sale of certain products into the United States. China has responded by imposing, and proposing to impose additional, or higher tariffs on products imported from the United States, among other measures. In addition, on May 2, 2025, certain members of the U.S. House Select Committee on the CCP and the Senate Special Committee on Aging sent a joint letter to the SEC urging the SEC to consider delisting certain China-based issuers, and our company was named as an example Any tension between these two countries may escalate, potentially disrupting cross-border commerce, capital flows, and investor sentiment, leading to increased compliance costs, operational disruptions, and constraints on our access to capital markets. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. In addition, regional conflicts, such as the Russia-Ukraine conflict and the unstable situations in the Middle East and the Strait of Hormuz, have heightened geopolitical tensions across the world, which may create disruptions and uncertainties to oil prices, inflation, the international finance market and the global economy. Any severe or prolonged slowdown in the Chinese or global economy may materially and adversely affect our business, results of operations and financial condition. In addition, if our securities are prohibited from trading in the United States, or threatened with such a prohibition, the risk and uncertainty associated with delisting would have a negative impact on the price of our Class Z ordinary shares, ADSs and/or our notes. Also, such a prohibition or any threat thereof could significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. A delisting could also impact our obligations under our existing contracts. Although our Class Z ordinary shares have been listed on the Hong Kong Stock Exchange and the ADSs and the Class Z ordinary shares are fully fungible, we cannot assure you that an active trading market for our Class Z ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States.

On October 28, 2024, the U.S. Department of the Treasury issued a final rule on outbound investment, or the Outbound Investment Rule, to implement the executive order of August 9, 2023 which became effective on January 2, 2025. The Outbound Investment Rule imposes investment prohibition and notification requirements on U.S. persons for a wide range of investments in entities associated with China (including Hong Kong and Macau), collectively defined as “Covered Foreign Persons,” that are engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, certain investments in Covered Foreign Persons, which are defined as “covered transactions.” Additionally, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and financing opportunities of China-based issuers including us. Furthermore, on December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was enacted as part of the National Defense Authorization Act for Fiscal Year 2026. The COINS Act largely preserves the core framework of the Outbound Investment Rule, while expanding its scope and coverage in certain respects. The COINS Act will not become effective until the U.S. Department of the Treasury issues implementing regulations, which must be promulgated through notice-and-comment rulemaking and no later than March 13, 2027. Accordingly, the Treasury may amend, expand or otherwise modify existing outbound investment prohibitions and restrictions pursuant to the COINS Act. We believe Bilibili Inc. is not a “Covered Foreign Person” as defined in the Outbound Investment Rule. However, if we were to be deemed a Covered Foreign Person due to changes in our business operations or amendments to relevant laws and regulations, our ability to raise capital would be significantly and negatively affected. In such case, the trading prices of our securities, including the Class Z ordinary shares, ADSs and the convertible notes may be materially and adversely affected and the value of our securities may decline significantly.

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

However, Bilibili is a Cayman Islands holding company with no equity ownership in the VIEs and conducts its operations primarily through its PRC subsidiaries, VIEs and their subsidiaries in mainland China. Investors in Bilibili’s ADSs or the Class Z ordinary shares thus are not purchasing equity interest in the VIEs in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or their interpretations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay our indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the VIEs, which contribute to 64.8% of our revenues in 2025. Bilibili, its PRC subsidiaries and the VIEs, and investors of Bilibili face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

We have been further advised by our PRC counsel, Jingtian & Gongcheng, that there are uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government may ultimately take a view contrary to the opinion of our PRC counsel. If we are found in violation of any PRC laws or regulations or if the contractual arrangements among our WFOEs, the VIEs and their shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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

Bilibili is a holding company, and we may rely on dividends to be paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of our ordinary shares and ADSs and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

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

The PCAOB had historically been unable to inspect our auditor in relation to their audit work and the inability of the PCAOB to conduct inspections of the auditor in the past had deprived our investors of the benefits of such inspections.

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

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted versions of the draft measures, regulations and provisions described above, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading prices of our listed securities. The CSRC or other PRC regulatory authorities may also take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading prices of our listed securities.

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

In April 2021, the SAMR, together with certain other PRC government authorities convened an administrative guidance meeting, focusing on unfair competition acts in community group buying, self-inspection and rectification by major internet companies of possible violations of anti- monopoly, anti-unfair competition, tax and other related laws and regulations, and requesting such companies to comply with relevant laws and regulations strictly and be subject to public supervision. In addition, many internet companies, including over 30 companies which attended such administrative guidance meeting, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The SAMR stated that it will organize and conduct inspections on the companies’ rectification results. If a company is found to conduct illegal activities, more severe penalties are expected to be imposed in accordance with the laws.

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

The strengthened enforcement of the Anti-Monopoly Law could result in investigations on our acquisition transactions conducted in the past and make our acquisition transactions in the future more difficult due to the prior filing requirement. If a business operator carries out a concentration in violation of the Anti-Monopoly Law, the relevant authority may order the business operator to terminate the concentration, dispose of the shares or assets or transfer the business within a specified time limit, or take other measures to restore the pre-concentration status, and impose a fine of up to 10% of the preceding year’s sales volume where such concentration has or may have the effect of excluding or restricting competition, or a fine of up to RMB5,000,000 where such concentration does not have the effect of excluding or restricting competition. The PRC anti-monopoly laws may increase our compliance burden, particularly in the context of relevant PRC authorities strengthening supervision and enforcement of the Anti-Monopoly Law against internet platforms. If the PRC regulatory authorities identify any of our activities as monopolistic under the Anti-Monopoly Law or the Anti- Monopoly Guidelines for the Internet Platform Economy Sector, or identify us holding a dominant market position or of abusing such dominant position, we may be subject to investigations and administrative penalties, such as termination of monopolistic act and confiscation of illegal gains. On December 19, 2025, the SAMR revised the Provisions on Prohibition of Monopoly Agreements, which took effect on February 1, 2026 and specifically delineated the exemption thresholds for certain types of vertical monopoly agreements. There are significant uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in mainland China. Any non-compliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, lead to negative publicity, liabilities or administrative penalties, therefore materially and adversely affect our financial conditions, operations and business prospects. If we are required to take any rectifying or remedial measures or are subject to any penalties, our reputation and business operations may be materially and adversely affected.

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

For example, in recent years, the National Office of Anti-Pornography and Illegal Publications, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Culture and Tourism, and the Ministry of Public Security jointly have been launching a series of “Clean Up the Internet” campaigns. These campaigns aim to eliminate pornographic information and content in the internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. During the campaigns, relevant government authorities have shut down websites, removed links and closed accounts. Certain major public internet companies voluntarily initiated self-investigations to filter and remove content from their websites and cloud servers. On June 12, 2024, the Provisions on Governing Cyber Violence were issued, which require an internet information service provider to take immediate actions to cease transmission upon discovering suspected illegal information involving cyber violence, or suspected harmful information involving cyber violence in prominent locations or key areas of its services that are likely to draw user attentions. These actions include deleting, blocking, or disconnecting links, preserving records, and reporting to the relevant authorities. On April 8, 2025, the Cyberspace Administration of China issued a notice titled “Launching the Qinglang Campaign to Regulate Malicious Marketing in the Short Video Sector”, targeting websites and platforms that provide short video services. The campaign focuses on addressing issues including malicious and fabricated content, the dissemination of false information, violations of public order and good morals, and improper marketing practices. It aims to curb malicious marketing activities in the short video sector and to impose regulatory measures, in accordance with applicable laws and regulations, on platforms and accounts with prominent violations. In addition, to address the proliferation of “AI-altered” videos, the National Radio and Television Administration launched a one-month nationwide special campaign beginning on January 1, 2026. The campaign prioritized the removal of illegal content involving “AI-altered” adaptations of television dramas based on the Four Great Classical Novels, as well as content related to historical and revolutionary themes and stories of heroic role models. It also targeted the removal of various forms of “cult” animations that adapt well-known animated characters familiar to children. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Online Transmission of Audio-Visual Programs” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Internet Information Security and Privacy Protection.”

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

While playing online games or participating on platform activities, our users acquire and accumulate some virtual assets, such as special equipment and other accessories. Such virtual assets can be important to online game players. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the game account of one user by other users and occasionally through data loss caused by a delay of network service, a network crash or hacking activities. On May 28, 2020, the PRC Civil Code was enacted, effective on January 1, 2021, pursuant to which, ownership of data and virtual assets are civil rights protected by laws. The Provisions of the Supreme People’s Court on the Jurisdiction of Internet Courts over Cases, which took effect in November 2025, place disputes involving the ownership, infringement, and contractual matters relating to online virtual property within the exclusive jurisdiction of internet courts. However, there is currently no further PRC law or regulation specifically governing virtual asset property rights. As a result, there is uncertainty as to who the legal owner of virtual assets is, whether and how the ownership of virtual assets is protected by law, and whether an operator of online games such as us would have any liability to game players or other interested parties (whether in contract, tort or otherwise) for loss of such virtual assets. Based on several PRC court judgments, courts generally required the online game operators to provide well-developed security systems to protect virtual assets owned by players and some courts required game operators to return the virtual items or found game operators liable for the loss and damage incurred therefrom if the online game operators are found to be in default or violate players’ rights. In case of a loss of virtual assets, we may be sued by our game players or users and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations.

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

We believe that none of our entities outside of mainland China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of the ordinary shares or ADSs, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of the ordinary shares or ADSs by such holders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by applicable tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise, but it is unclear whether our non-PRC shareholders would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our securities.

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

The Enterprise Income Tax Law imposes a unified 25% enterprise income tax rate on all resident enterprises in mainland China, subject to certain exceptions. Certain enterprises may enjoy a preferential enterprise income tax rate of 15% under the Enterprise Income Tax Law if they qualify as a High and New Technology Enterprise. For example, Hode Information Technology qualified as a High and New Technology Enterprise, which allowed it to enjoy a 15% preferential enterprise income tax rate for three years from 2023 to 2025, and we have applied for renewal of the High and New Technology Enterprise status. Shanghai Bilibili Technology Co., Ltd. qualified as a High and New Technology Enterprise, which allowed it to enjoy a 15% preferential enterprise income tax rate for three years from 2024 to 2026. If Hode Information Technology or Shanghai Bilibili Technology Co., Ltd. fails to maintain or renew their High and New Technology Enterprise status, their applicable enterprise income tax rate may be increased to 25%, which could have a material adverse effect on our financial condition and results of operations.

There are uncertainties with respect to value-added tax rates relating to the tax liabilities of our PRC subsidiaries

The Ministry of Finance, the State Tax Administration and the General Administration of Customs promulgated the Notice on Relevant Policies for Deepening Value-added Tax Reform on March 20, 2019, which provides that the value-added tax rate of 16% in manufacturing and other industries is reduced to 13%, the value-added tax rate of 10% in transportation and other industries is reduced to 9%, and the value-added tax rate in value-added telecommunication service and other industries stays at 6% from April 1, 2019. The Value-Added Tax Law of the People’s Republic of China was promulgated by the Standing Committee of the National People’s Congress on December 25, 2024, and became effective on January 1, 2026, which clarifies that entities and individuals, including individual industrial and commercial households, engaged in the sale of goods, services, intangible assets or immovable properties, as well as the importation of goods, within the territory of the PRC are value-added tax, or VAT, taxpayers and are required to pay VAT in accordance with the Law. We are subject to value-added tax for goods sold mainly at a rate of 13% depending on their categories in different periods in 2023, 2024 and 2025. Our advertising revenues (value-added tax included) are subject to culture business construction fee at a rate of 3% in the first half year of 2019, which was reduced to 1.5% since July 1, 2019, valid until December 31, 2027.

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

Most of these activities are subject to PRC regulations and approvals. For example, loans we make to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in mainland China. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to the Consolidated Affiliated Entities, which are PRC domestic company. Further, we are not likely to finance the activities of the Consolidated Affiliated Entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet information services, online games, online audio-visual program services and related businesses.

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

Since 2016, PRC government has enhanced supervision and regulations on outbound capital flows, including heightened scrutiny over “irrational” overseas investments for certain industries, as well as certain “abnormal” offshore investments. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Risks Related to Our Listed Securities

The trading prices of our listed securities have been and are likely to continue to be volatile, regardless of our operating performance, which could result in substantial losses to our investors.

The trading prices of our ADSs have been volatile since our ADSs started to trade on the Nasdaq Global Select Market, and could fluctuate widely due to factors beyond our control. The trading prices of our Class Z ordinary shares, likewise, can be volatile for similar or different reasons. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with operations located mainly in mainland China that have listed their securities in the United States and/or Hong Kong, or because of trends in the global economy in general or the Chinese economy in particular, or because of international geopolitical tensions. In addition to market and industry factors, the prices and trading volumes for our listed securities may be highly volatile for factors specific to our own operations, including the following:

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

•

sales of additional ADSs or other equity-related securities in the public markets, or issuance of Class Z ordinary shares upon conversion of convertible senior notes we issued, or the perception of these events; and

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

We may require additional cash resources due to changed business conditions, strategic acquisitions or other future developments. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. For example, in May 2025, we completed the offering of US$690 million in aggregate principal amount of 0.625% convertible senior notes due June 1, 2030, which we refer to as the 2030 Notes in this annual report. Holders may convert all or any portion of their notes, at their option at any time prior to the close of business on the seventh scheduled trading day immediately preceding the maturity date. The conversion of some or all of our convertible notes will dilute the ownership interests of existing ordinary shareholders and ADS holders.

The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The sale of substantial amounts of our Class Z ordinary shares and/or the ADSs (including upon conversion of our convertible senior notes) could dilute the interests of our shareholders and the ADS holders and adversely impact the trading prices of our listed securities. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Provisions of our convertible senior notes could discourage an acquisition of us by a third party.

We completed the offering of the 2030 Notes in May 2025. In addition, between 2019 and 2021, we issued three batches of convertible senior notes, with an aggregate principal amount of US$500 million, US$800 million and US$1,600 million, respectively, that are due in April 2026, 2027 and December 2026, respectively, of which the tranche due in April 2026 had been fully repaid as of the date of this annual report.

Certain provisions of our convertible notes could make it more difficult or more expensive for a third-party to acquire us, or may even prevent a third-party from acquiring us. For example, upon the occurrence of certain transactions constituting a fundamental change, holders of the convertible notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes. In the event of a fundamental change, we may also be required to increase the conversion rate for conversions in connection with such fundamental changes. By discouraging an acquisition of us by a third-party, these provisions could have the effect of depriving our shareholders of an opportunity to sell their securities at a premium over prevailing market prices.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class Z ordinary shares and ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consist of Class Y ordinary shares and Class Z ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class Z ordinary shares will be entitled to one vote per share, while holders of Class Y ordinary shares will be entitled to ten votes per share based on our dual-class share structure. The ADSs represent Class Z ordinary shares. Each Class Y ordinary share is convertible into one Class Z ordinary share at any time by the holder thereof, while Class Z ordinary shares are not convertible into Class Y ordinary shares under any circumstances. Upon any sale of Class Y ordinary shares by a holder thereof to any person other than Mr. Rui Chen, Ms. Ni Li and Mr. Yi Xu or any entity which is not ultimately controlled by any of Mr. Rui Chen, Ms. Ni Li or Mr. Yi Xu, such Class Y ordinary shares shall be automatically and immediately converted into the same number of Class Z ordinary shares.

As of the date of this annual report, three of our directors, Mr. Rui Chen, Ms. Ni Li and Mr. Yi Xu, beneficially own all of our issued Class Y ordinary shares. As of March 31, 2026, these Class Y ordinary shares constitute approximately 19.1% of our total issued and outstanding shares and approximately 70.3% of the aggregate voting power of our total issued and outstanding shares. As a result of the dual-class share structure and the concentration of ownership, holders of Class Y ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our listed securities. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that our shareholders may view as beneficial.

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

We have adopted a dual-class voting structure such that our ordinary shares consist of Class Z ordinary shares and Class Y ordinary shares. Based on our dual-class voting structure, in respect of matters requiring a shareholders’ vote, holders of Class Z ordinary shares will be entitled to one vote per share, while holders of Class Y ordinary shares will be entitled to ten votes per share. Due to the disparate voting powers attached to these two classes of ordinary shares, three of our directors, Mr. Rui Chen, Ms. Ni Li and Mr. Yi Xu, beneficially own all of our issued Class Y ordinary shares. As of March 31, 2026, these Class Y ordinary shares in aggregate constitute approximately 19.1% of our total issued and outstanding ordinary shares and approximately 70.3% of the aggregate voting power of our total issued and outstanding ordinary shares. They may take actions that are not aligned with the interests of our shareholders, including the ADS holders. In addition, the significant concentration of share ownership may adversely affect the trading prices of our Class Z ordinary shares and/or ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

Sales of substantial amounts of our Class Z ordinary shares and/or the ADSs in the public market, or the perception that these sales could occur, could adversely affect the trading prices of our Class Z ordinary shares and/or ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the trading prices of our Class Z ordinary shares and/or ADSs.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between mainland China and the jurisdiction of residence of the holders of our Class Z ordinary shares and/or ADSs that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in mainland China, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of Class Z ordinary shares or ADSs by such non-PRC resident enterprise investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within mainland China, unless a tax treaty or similar arrangement provides otherwise. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within mainland China paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of Class Z ordinary shares and/or ADSs are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and similar arrangements and PRC laws. Although substantially all of our business operations are in mainland China, it is unclear whether dividends we pay with respect to our Class Z ordinary shares and/or the ADSs, or the gain realized from the transfer of our Class Z ordinary shares and/or the ADSs, would be treated as income derived from sources within mainland China and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. See “—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC noteholders, shareholders or ADS holders.” If PRC income tax were imposed on gains realized through the transfer of the Class Z ordinary shares or ADSs or on dividends paid to our non-PRC resident investors, the value of the investment in our Class Z ordinary shares and/or the ADSs may be materially and adversely affected. Furthermore, the holders of our Class Z ordinary shares and/or the ADSs whose jurisdictions of residence have tax treaties or similar arrangements with mainland China may not qualify for benefits under such tax treaties or arrangements.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class Z ordinary shares, or ADSs, or, possibly, our notes.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon the composition of our income and assets and projections as to the value of our assets, including goodwill and other unbooked intangibles not reflected on our balance sheet, we do not believe that we were a PFIC for the 2025 taxable year and we do not presently expect to be a PFIC for the current taxable year. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs or Class Z ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test described above may be determined by reference to the market price of the ADSs or Class Z ordinary shares (which may be volatile). The market price of the ADSs and Class Z ordinary shares may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. In addition, if it were determined that we do not own the stock of the VIEs for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase.

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

We are an exempted company limited by shares registered under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands (as compared to the United States) as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands (except for those decisions handed down from the Judicial Committee of the privy council to the extent that these have been appealed from the Cayman Islands courts). The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are broadly similar to those in other common law jurisdiction, but there may be differences in the statutes or judicial precedent in Hong Kong and some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than Hong Kong and the United States. Some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including, but not limited to, those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States. The Cayman Islands courts are also unlikely to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of securities laws of the United States, or to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of securities laws of the United States that are penal in nature. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Currently, shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We are a Cayman Islands exempted company limited by shares and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in mainland China. In addition, a majority of our current directors and officers named in this annual report are nationals and residents of countries other than the United States or Hong Kong. Substantially all of the assets of these persons are located outside the United States or Hong Kong. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against these individuals in the United States in the event that such shareholders believe that their rights have been infringed under the U.S. federal securities laws, Hong Kong laws, or otherwise. Even if such shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and of mainland China may render such shareholders unable to enforce a judgment against our assets or the assets of our directors and officers, depending on where our directors and officers are located.

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

•

the sections of the Exchange Act requiring significant shareholder to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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

We are subject to Hong Kong and Nasdaq listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and Nasdaq have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class Z ordinary shares and the ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of the ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our Class Z ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading prices of our Class Z ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of the ADSs may not be indicative of the trading performance of our Class Z ordinary shares.

Exchange between our Class Z ordinary shares and the ADSs may adversely affect the liquidity and/or trading prices of each other.

The ADSs are currently traded on Nasdaq. Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our Class Z ordinary shares may deposit Class Z ordinary shares with the depositary in exchange for the issuance of the ADSs. Any holder of ADSs may also withdraw the underlying Class Z ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class Z ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading prices of our Class Z ordinary shares on the Hong Kong Stock Exchange and the ADSs on the Nasdaq may be adversely affected.

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

We are a full-spectrum video community that offers a wide array of content serving young generations’ diverse interests. We adopt “All the Videos You Like” as our brand proposition. We have built our community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. In our community, users and content creators discover and interact with diverse content encompassing different interests, from lifestyle, game, entertainment, anime, and knowledge to many more. We also enable broad video-based content consumption scenarios centered around professional user generated videos, or PUGV, supplemented with live broadcasting, occupationally generated videos, or OGV, and more.

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

Our Users

We have a young and culturally aspirational user base who are willing to invest in high-quality content and engaging user experience. Generation Z+ constitutes the core of our user base. Our user base is broadening to include users across different age groups and locations, who take interest in a full spectrum of content. We encourage users to not only discover and view, but also share and create quality content on our platform. We are dedicated to providing a wide variety of high-quality content to retain our existing users and attract new users with diverse interests and backgrounds.

Our user base is growing solidly. In 2025, we had an average of 112 million DAUs and 368 million MAUs, both representing an increase of 8%, as compared to 2024. Our users have demonstrated high levels of engagement on our platform. The average daily time spent per active user on our mobile apps increased from 102 minutes in 2024 to 108 minutes in 2025.

Our official members who have passed our 100-question multiple-choice membership exam are even more engaged and loyal to our platform. As of December 31, 2025, we had approximately 284 million official members, representing a 10% increase since 2024. We believe the users who take and pass our membership exam are tuned to our community culture and values, which gives us a sticky user community with high retention rate. For official members who visited our platform in each month since 2024, their 12th-month retention rate remained at around 80%.

Our Content

We offer a wide variety of digital content, centered around PUGV and supplemented with a range of value-added services, or VAS, as well as mobile games. Our full-spectrum content ecosystem makes us a one-stop platform for users to find content that matches their interests and preferred video consumption scenarios, and for content creators to fully showcase their talent. In 2025, our total user time spent increased by 14% as compared to 2024. The growth of our content ecosystem is propelled by a virtuous cycle. The more talented content creators gather on our platform, the more inspiring and high-quality content is created, leading to more users, more engagement, and more followers and feedback for our content creators, which in turn encourages more content creators to join. Simultaneously, our content continues to diversify across various categories, evolving alongside our users’ changing life stages to cater to their shifting content demands.

PUGV

PUGV are the cornerstone of our content ecosystem. We have a deep and diverse repository of PUGV on our platform. The PUGV on our platform typically showcase the content creators’ knowledge and expertise in the relevant field, providing viewers with a fulfilling experience and creating positive word-of-mouth. PUGV are popular among our users due to their originality and creativity as well as their creators’ responsiveness to user demand, which are further empowered by AIGC tools that support content creation and improve production efficiency.

Our community offers a diverse range of content across various interest verticals, including lifestyle, games, entertainment, anime, knowledge, and many more. In 2025, we continued to strengthen our core categories, maintaining a leading position in ACG (anime, comics and games) and knowledge content. In 2025, watch time for Chinese anime and game-related content increased by 55% and 20%, respectively, from the prior year period, while AI-related content experienced a 73% increase in watch time from the prior year period. Furthermore, we expanded our offerings in lifestyle and consumption-related content to address the diversifying interests of our user base, and introduced new content formats, such as video podcasts, to further enhance user engagement.

To accommodate diverse user needs across various scenarios, we offer diversified viewing experiences through multiple formats and devices. Beyond mobile and PC viewing, our short-form video feature “Story Mode” on our mobile apps caters to on-the-go consumption during fragmented time periods, while our Bilibili app on smart TV provides a more immersive and high-definition viewing experience on larger screens.

VAS

We offer a wide range of value-added services catering to our users’ diversified content needs, including live broadcasting, OGV, audio drama on Maoer, comics on Bilibili Comic and exclusive PUGV content in fan charging program and premium courses.

Live broadcasting

We view live broadcasting as a natural extension to our video content, which allows users to interact and engage in real time, and is integrated with various content categories and user interests. We have a vast and varied collection of live broadcasting categories on our platform. Games are the most popular category of the live broadcasting content on our platform. In 2025, we offered live broadcasting of the League of Legends S15 World Championship.

In addition to live broadcasting of games, we also provide entertainment live broadcasting consisting of virtual host live broadcasting, audio-related live broadcasting and other live broadcasting. In 2025, we continued to attract more talents and hosts to introduce more live broadcasting channels and provide diversified content, thus enriching our live broadcasting content and increasing user engagement. We believe the diverse and growing live broadcasting content provides an interactive user experience and drives the growth of our live broadcasting revenues.

OGV

Our OGV offerings consist of Bilibili-produced or jointly produced content and licensed content procured from third-party production companies. Our OGV offerings encompass a variety of genres, including anime, documentaries, variety shows, selected TV shows and movies. Anime remains our core focus while we are continually making thoughtful investments in other content categories. We leverage our rich OGV offerings to attract more users and convert them into paying users, inspire the creation of PUGV content creators and supplement the PUGV content categories. In 2025, we maintained our disciplined focus on the OGV investment strategy, further elevating return on investment as a core criterion for capital allocation decisions. As a result, with the continuous growth of our net revenues, we expect our total content costs as a percentage of total revenue to gradually decrease.

We have one of China’s largest anime libraries, encompassing Chinese anime and Japanese anime series. Over years of development, we have built a strong portfolio of Chinese anime IPs, including our inhouse produced and co-produced titles. In November 2025, we announced 40 new Chinese anime titles on our Made by Bilibili Chinese Anime Press Conference. We have also established business cooperation with overseas distributors, including Sony and Netflix, to distribute our original Chinese content to the global markets. In addition, we have partnered with content providers for licensed videos, including leading PRC and overseas television networks and studios. See “—Our Strategic Partners” for more information.

Fan Charging Program and Premium Courses

Building on our robust PUGV content ecosystem, our fan charging program allows paid users to access exclusive, premium videos from their subscribed content creators. To further diversify our video offerings, we launched pay-to-view premium courses, delivering curated, high-value educational content designed to enhance user learning experiences.

Bilibili Comic and Maoer

Leveraging our mass user base of ACG enthusiasts, we expanded our offering to comics and ACG-related audio content. We launched Bilibili Comic, a mobile app offering anime and comic content in 2019 to enrich our content offerings. Subsequently, we launched Maoer, an audio platform, to offer audio drama such as audio books and music mainly contributed by professional and amateur content creators. As a natural extension from our core ACG content offerings, we see synergy effects between our main offerings and each of Bilibili Comic and Maoer.

Mobile games

There is a large population of online games enthusiasts among our users. Game is the most popular category of our PUGV and live broadcasting content in 2025, positioning us as one of the most sought-after and active game communities in China. We view mobile games as an adaptive form of video-based content that share many commonalities. Leveraging our deep understanding of users’ preference in online games and our rich experience in games operation and distribution, we select and operate mobile games compatible with our users’ interest. As of December 31, 2025, we operated multiple exclusively distributed mobile games and hundreds of jointly operated mobile games. In addition, we are building up our internal game development capabilities.

We have obtained the exclusive distribution rights for a variety of mobile games from leading global and domestic developers. Our portfolio includes legacy titles such as Azur Lane and Fate/Grand Order, which continued to maintain stable performance in 2025. In addition, our exclusively distributed strategy game, San Guo: Mou Ding Tian Xia, which was launched in 2024, served as a main driver of our mobile game revenue growth. In October 2025, we launched our in-house developed title, Escape from Duckov, which garnered positive market reception and achieved sales exceeding three million copies.

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

Our Content Creators

The creation of PUGV by our content creators has been the primary source of user traffic and the key driver for the growth and engagement of our communities. We have cultivated a supportive environment to allow content creators to grow and flourish on our platform, empowering them to easily distribute content, quickly accumulate fan bases and effectively earn income. In 2025, we had approximately 4 million monthly active content creators, contributing nearly 24 million average monthly video submissions, an increase of 15% as compared to 2024.

Retaining and expanding our network of content creators who continually contribute quality content to our platform is essential to us. We have taken a number of initiatives to encourage and facilitate production of creative PUGV by content creators. We provide multiple monetization avenues for our content creators to unlock their commercialization potential, including but not limited to native advertising, virtual gifting in live broadcasting, other value-added services, customized commercial contracts and cash incentive programs. In 2025, nearly 3 million content creators earned income through our multiple monetization channels.

All of our content creators and live broadcasting hosts are bound by our community regulations and standard terms of service, which set forth various policies of conduct, content, privacy and the intellectual property right ownership, also the revenue sharing arrangements between content creators and hosts and us. Most content creators and hosts are not professional or full time. We identify certain content creators that create popular content and represent our values and beliefs and execute customized contracts with them. We also cooperate with talent agencies which recruit, manage, train, support and promote content creators and hosts. Customized host contracts are negotiated on a case-by-case basis and generally contain revenue sharing arrangements and exclusivity clauses. Except as disclosed above, we do not have other material transactions, agreements or understanding with our content creators or live broadcasting hosts, other than in their capacity as our content creators or live broadcasting hosts.

Our Community

Our community operating features

Our users are attracted to our platform because of our creative content and retained by our diverse, inclusive and vibrant community. To preserve our culture and community values, we have employed the following features in operating our communities.

Membership exam. Users need to pass our multiple-choice membership exam consisting of 100 questions in order to become our “official members,” after which additional interactive and community features, such as bullet chatting and commenting, will become available to them. The membership exam includes questions on community etiquette regarding uploading videos and sending bullet chats, and a set of interest-based questions from a range of topics, such as anime, music, fashion and technology. Users need to answer a total of 60 questions correctly to pass the membership exam. As of December 31, 2025, we had approximately 284 million official members who had passed our membership exam, representing a 10% increase as compared to 2024.

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

Community events. Every year, we hold large festivals and community events for our users, including New Year’s Eve Gala, Bilibili Up100 Award, Chinese New Year Gala, Bilibili Macro Link and Bilibili World. In July 2025, we hosted Bilibili World and Bilibili Macro Link in Shanghai, attracting a gathering of over 400,000 audiences to experience our unique community culture. We closed the year with our New Year’s Eve Gala, the Most Beautiful Night of 2025, has emerged as an annual ritual for young audiences in China. In January 2026, we hosted the 2025 Bilibili Up100 Awards to celebrate and award the outstanding achievements of leading content creators in various categories.

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

Bullet chatting. Bullet chatting is a commenting function that we pioneered, which enables content viewers to send comments that fly across the screen like bullets, and has become very popular among young internet users in China. Only official member who have passed our membership exam can send bullet chats on our platform. Bullet chats are context-based and can be viewed by the audiences who watch the same content, and therefore can intrigue interactive commenting among content viewers. The bullet chatting feature has transformed the video-viewing experience from one-way content display to an interactive experience by sharing with other enthusiasts who empathize with each other.

Other interactive features. Users can show appreciation in various ways to encourage content creators, such as liking, voting, following, adding to favorites, and casting coins. Users can also opt to follow a content creator so they can see the content creator’s newly posted activities promptly on their own timeline. In addition, we invented a unique interaction feature, “One-Click Tri-Support.” Through one long pressing on the screen, users can complete liking, coin casting and adding to favorite library in a roll to show their special appreciation, which has become a Bilibili signature interactive function and been widely used in our community.

Interacting with fans. Content creators can use moment, live broadcasting and interactive video to interact with their fans. Bilibili moment enables users to express and share their interests and stories in multimedia content such as text, pictures and video. Bilibili live broadcasting allows content creators to set up channels to interact with fans on a real-time basis and express their appreciation to live broadcasting hosts by virtual gifting.

Gifting and rewarding. Users can send free or paid virtual items to content creators and live broadcasting hosts to show their support and appreciation.

Sharing and communicating. Users can share and repost content uploaded by other users, add comments, send instant messages and view their history of interactions with other users.

Our Platform

Our platform includes our “Bilibili” mobile apps, websites, smart TV and other smart devices, Bilibili Comic, Maoer and a variety of related features, functionalities, tools and services that we provide to users and content creators. For mobile devices, users typically access our content through our Bilibili mobile apps, or a mobile website that is largely similar in terms of functionality and appearance to our mobile apps. Our mobile apps are available for user download from the Apple and Android app stores. We also provide a website at www.bilibili.com and offer quality content across on smart TV and other smart devices.

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

Our Commercialization Model

With our engaged user base, expanding content ecosystem, and vibrant community, we are well positioned to capture users’ evolving demand and increase lifetime value of our users by satisfying such demand. As we develop deep insights into user interests and behavior, we curate the right content and service offerings compatible with user demand, achieving efficient user-centric commercialization. We generate revenues primarily from VAS, advertising, mobile games, and IP derivatives and others. In 2025, our total net revenues were RMB30.3 billion, representing a 13.1% increase from RMB26.8 billion in 2024.

In 2025, we further advanced our commercialization strategy and improved our products to meet users’ evolving content and consumption needs. Throughout the year, solid growth in our high-margin advertising and mobile games businesses accelerated our total revenue growth and expanded our margins. Our gross profit increased by 26.7% as compared to 2024, driving our gross profit margin increased from 32.7% in 2024 to 36.6% in 2025. We recorded net profits of RMB1.2 billion (US$170.3 million) in 2025. We plan to further unlock the value embedded within our community with more efficient commercialization products and services to drive sustainable profitability over the long run.

VAS

We provide various types of VAS offerings, including premium membership program, live broadcasting, audio drama on Maoer, comics on Bilibili Comic, and other PUGV and community related VASs, such as fan charging program, Bilibili premium courses and community-based avatar decoration.

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

We share revenues from the sales of virtual items generated on our live broadcasting with our hosts and talent agencies. We encourage our content creators to host live broadcasting on our platform to interact with their fans on a real time basis, enhance their popularity and in turn attract and retain users. We have entered into exclusive cooperation agreements with certain hosts with top popularity on our platform, pursuant to which we offer these hosts more attractive rewards in addition to the revenue-sharing arrangements. The top ten content creators and live broadcasting hosts contributed to less than 1% of our total revenues during 2023, 2024 and 2025, respectively.

Our premium membership program allows paying members to enjoy exclusive or advance access to certain high-quality OGV content. We charge our premium members’ membership fees monthly, quarterly or annually, based on the service package that they select. As of December 31, 2025, we had 25.3 million premium members, representing a 12% increase from 2024. Nearly 80% of them were annual or auto-renew premium membership package subscribers, which illustrates our users’ trust in our brand and content offerings.

We offer anime and comic content through the mobile app, Bilibili Comic, and offered audio drama through Maoer audio to expand our content offerings. As a natural extension from our core ACG content offerings, we see synergy effects between our main platform and each of the Bilibili Comic and Maoer platform.

We have upgraded our fan charging program by granting paid subscribers exclusive access to premium PUGV content from our content creators, available through monthly subscription. We further expanded our portfolio with pay-per-view premium courses and community avatar decoration. These initiatives resonated strongly with our user base, establishing a scalable revenue stream capitalized on the depth and quality of our PUGV content ecosystem.

Advertising

Our typical users are the Gen Z+ population, many of whom are well educated and have decent disposable income and strong purchasing power. This group of users are a golden cohort that advertisers pursue very strongly. Our growing community and increasing brand awareness make Bilibili an appealing platform for advertisers wishing to gain more exposure to this highly coveted group.

We offer various advertising formats including performance-based, brand, and native advertising. Performance-based advertisements appear in various formats, such as video or picture feeds alongside organic feeds, a banner underneath the video-playing frame, a link, banner or pop-up in the Story Mode, and a link in the comment section appearing below the video. Brand advertisements primarily appear on the app opening page, the top banner, the website home page banner and the inline video feed alongside organic feeds. Brand advertisements can also be customized according to advertisers’ need and appear in Bilibili-produced OGV or events. Native advertisements are customized according to advertisers’ needs, produced by our content creators and embedded naturally in their video creations.

In addition, we offer integrated marketing campaigns to provide a one-stop marketing solution for our advertisers. Advertisers can leverage our brand advertisements to raise their brand awareness, use native advertisements to influence user’s purchase decision and convert sales through our performance-based advertisements. These marketing campaigns were well received by the users and brought satisfactory results for our advertisers. In 2025, we further advanced our advertising infrastructure and products on multiple fronts, particularly by integrating AI into our commercial algorithms, ad creative generation and smart delivery system. By deploying resources to develop a more efficient advertising platform and products, we believe these strategic enhancements will effectively capitalize on the potential of our platform’s high-value user base.

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

Mobile games

As a key component of ACG culture, games is the most popular category of our PUGV and live broadcasting content based on watch time in 2025. A substantial portion of our users are game lovers. Mobile games have therefore become a natural extension of our video content offerings and a part of our commercialization strategy since 2014. We offer our game lovers with exclusive distributed mobile games, jointly operated mobile games, as well as self-developed mobile games.

Driven by the continued strong performance of our exclusively distributed strategy game, San Guo: Mou Ding Tian Xia, launched in 2024, and the successful launch of our in-house developed game, Escape from Duckov, in October 2025, our mobile games delivered solid full-year performance. We derived 17.8%, 20.9% and 21.1% of our total net revenues from mobile games in 2023, 2024 and 2025, respectively.

The majority of mobile games on our platform are developed by third-party developers and we select and curate mobile games on our platform based on content, themes, cultural characteristics and features that appeal to our users. Our users access the mobile games on our platform, and log into and play with their Bilibili accounts. Users’ purchase of in-game virtual items to enhance their game-playing experiences is the primary source of our revenue generated from mobile games. As of December 31, 2025, we operated multiple exclusively distributed mobile games and hundreds of jointly operated mobile games.

For our exclusively distributed mobile games, we generally were granted royalty bearing license with the exclusive right to market and distribute mobile games in China and other countries and regions in Asia. We are responsible for game launch, hosting and maintenance of game servers, game promotions and customer services. We also develop localized versions for games licensed from overseas developers. Our exclusively distributed mobile games contributed to 63.1%, 78.9% and 79.5% of our mobile games revenues during 2023, 2024 and 2025, respectively.

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

In keeping with our slogan, Bilibili-All the Videos You Like, we held various activities to reinforce our impacts across different user demographics. For example, we closed the year of 2025 with our New Year’s Eve Gala, the Most Beautiful Night of 2025, which emerged as a popular online New Year’s celebration for the young generations in China. Our branding and marketing initiatives allow us to connect and resonate with more users and expand to broader audience.

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

We update Bilibili Privacy Policy from time to time to be in line with the development of PRC laws and regulations, including modifications related to real-name authentication, information release and interactive content, customized recommendations, the necessity to maintain and enhance the security of our products and services, and dispute resolution. In addition, we have conducted comprehensive reviews and updates of the personal information processing rules for each function of our platform, including the review of the collection and processing of data in our internal business operations and the review of data usage in business operations with external business partners. We continue to strengthen support for users’ rights to manage their personal information and have established standard procedures for responding to user requests.

We have a team of information security professionals dedicated to the ongoing implementation of data security practices and personal information protection. For example, we classify and categorize data according to sensitivity levels, store all user personal information in encrypted format and strictly limit the number of personnel who can access those servers that store user personal information. For our external interfaces, we also utilize firewalls to protect against potential attacks or unauthorized access.

Content Management and Review

We maintain two levels of content management and review procedures to monitor the content uploaded to our platform to help ensure that no content that may be deemed to be illegal or inappropriate under government rules and regulations is posted and to promptly remove any infringing content. The first level of review procedure is conducted through our proprietary artificial intelligence-based screening system. This system automatically flags and screens out newly uploaded videos that have piracy issues or contain illegal or inappropriate content by comparing them with copyrighted or objectionable videos stored in our own in-house “blacklist” databases and identifying those with similar codes. Once the content is processed by our technology screening system, our system then extracts fingerprint trails from the content and sends them to our content screening team for the second-level review. Leveraging the fast-developing AI large language models, we have improved our AI-based screening capabilities, which led to a significant improvement in the efficiency of our overall content management and review team. As of December 31, 2025, our content screening team consists of over 2600 employees dedicated to screening and monitoring the content uploaded on our platform to ensure that the flagged content identified by our screening system is reviewed and confirmed before it can be released. We provide initial training during the onboarding process for new hires. We also offer periodic training sessions to keep these employees apprised of any regulatory and policy changes, and supervise and monitor their work. All of the content needs to go through these two levels of review procedures before it is released on our platform.

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

Corporate Social Responsibility

Since our establishment, we have continued to fulfill our commitments to our users, employees and society. We have integrated environmental, social and governance, or ESG, consideration into our decision-making and development, and we actively communicated these goals to all stakeholders. We believe that technology can empower society, and that positive and engaging content can make a significant impact. Our focus is to enrich the everyday life of young people, create an outstanding community for our users, provide a platform for content creators to showcase their talents, and promote Chinese original content worldwide.

On April 16, 2026, we published our 2025 ESG Annual Report, which outlines our ESG policies, outcomes and performances for that year. The report highlighted our commitment as a responsible public company to provide positive social and cultural value to our users, content creators, employees and society. As we continually dedicate ourselves to developing and enhancing our ESG initiatives, we have successfully reaffirmed our MSCI ESG rating A in 2025.

In 2025, we remained committed to fulfilling our social responsibilities through leveraging our community. Our Bilibili Charity platform, an online public fundraising platform created for charity organizations in support of the greater good of the society, launched over 100 charity fundraising programs to support a variety of underprivileged groups as of the end of 2025. Meanwhile, we continued to support and facilitate rural education by assisting in the construction of several Bilibili primary schools in Yunnan and Guizhou provinces in China. We helped establish the eighth Bilibili primary school, Bilibili Wrestling Primary School, to enable underprivileged rural students to pursue athletic excellence. Furthermore, as part of our commitment to promoting positivity and knowledge-sharing content, we utilized our content ecosystem to contribute positively to society.

As the majority of our operations are conducted online, our carbon footprint is limited, but we actively take responsibility to support sustainable operations and continue to explore ways to improve energy efficiency. In 2025, we continued to implement effective environmental protection practices. We conducted climate assessments following the TCFD (Task Force on Climate-Related Financial Disclosures) framework, further strengthening our awareness and management of climate-related risks and opportunities. We rolled out energy-efficient office facilities and encouraged our employees to conserve resources, including water, electricity, paper, and office supplies. We worked with business partners who aligned with our commitment to carbon emission reduction. All our servers complied with the industry energy standards in China. In 2025, we further refined our Scope 3 greenhouse gas emissions assessment to include key indirect emission categories such as purchased goods and services, business travel and employee commuting, improving our carbon footprint insights and supporting future carbon management efforts. Additionally, we used our content platform to raise public awareness about environmental topics.

We comply strictly with legal and regulatory requirements in our operating countries and regions. We prioritize the establishment and maintenance of risk management and internal control systems. Our risk management and internal control systems cover financial reporting, internal control, data, and technology system risk management. Cybersecurity and information security are of particular importance to us, and we have established internal policies to manage security risk. We have established a three-tier cybersecurity governance structure under the leadership of our board of directors that is responsible for our information security. To ensure governance, we have a defined structure that clarifies roles and responsibilities. We offer periodic employee training, conduct self-inspection on information security, and receive inspections from third-party organizations. We also ask our suppliers to follow our stipulations for business engagements related to security risks and approaches for security incidents.

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

Regulations Related to Foreign Investment in the PRC

Foreign Investment Industrial Policy

Investment activities in mainland China by foreign investors are principally governed by the Catalogue for the Encouragement of Foreign Investment Industries (2025 Edition) and the Negative List (2024), which were both promulgated by the Ministry of Commerce and the NDRC and each became effective on February 1, 2026 and November 1, 2024. The catalogue and the negative list set forth the industries in which foreign investments are encouraged, restricted and prohibited. Industries that are not listed in any of these three categories are generally open to foreign investment unless otherwise specifically restricted by other PRC rules and regulations.

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

The Cyberspace Administration of China, the National Radio and Television Administration and other relevant governmental authorities jointly promulgated the Measures for the Management of Internet Military Information Dissemination, which took effect on March 1, 2025. Under these measures, when entering into agreements with users applying to establish military-related accounts or confirming the provision of relevant services, providers of internet military information services are required to, through measures such as identity authentication and account classification, label the military attributes of such accounts, verify the users’ true identity information, and inform them of the relevant rights, obligations and legal liabilities in connection with the dissemination of internet military information.

On July 28, 2025, the Secretariat Office of the Cyberspace Administration of China, the General Office of the National Health Commission, the General Office of the State Administration for Market Regulation, and the Comprehensive Department of the National Administration of Traditional Chinese Medicine jointly issued the Notice on Regulating Medical Science Popularization Conduct by Self-Media. Under the notice, “medical science popularization conduct” refers to activities aimed at improving the public’s medical and health science literacy, involving the creation and dissemination of knowledge related to disease prevention or treatment through text, images, audio, video and other formats. The notice requires websites and platforms to further enhance qualification verification for self-media accounts that focus on medical content and to prominently display relevant authentication information on the account homepage. This notice further provides that self-media accounts engaged in medical science popularization are responsible for the authenticity and scientific accuracy of the medical information they publish or repost. Self-media accounts that lack the required qualifications are strictly prohibited from producing or publishing professional medical science popularization content, and the publication of advertisements in violation of applicable regulations, in any form or under any pretext, is strictly prohibited.

On December 26, 2025, eight departments, including the Cyberspace Administration of China, the Ministry of Culture and Tourism, and the National Radio and Television Administration, jointly issued the Measures for the Classification of Online Information that May Affect the Physical and Mental Health of Minors, effective March 1, 2026. These measures categorize online information that may be harmful to minors’ physical and mental health into four types: (i) content that may induce or encourage minors to imitate or engage in harmful behaviors, such as sexual innuendo, cyberbullying, or irrational spending; (ii) content undermining minors’ values, such as promoting extravagance, hedonism, wealth-flaunting, or vulgar aesthetics; (iii) improper use of minors’ images for content creation or attention-seeking; and; and (iv) improper disclosure and use of minors’ personal information, such as displaying information about the schooling, daily life, or other details of minors under the age of 14 that may expose their personal information without the consent of their guardians. Online service providers are prohibited from featuring such content in prominent locations or key sections, such as the homepage, first screen, pop-ups, hot search lists, rankings, or recommendations. Online service providers are required to offer users a labeling function with prominent visual indicators to guide and standardize users in applying labels to such information. Providers offering services such as algorithmic recommendations or generative artificial intelligence must establish and improve security management systems and technical measures, and shall not push online information that may affect minors’ physical and mental health.

Regulations Related to Production of Radio and Television Programs

In July 2004, the State Administration of Radio, Film and Television of the PRC promulgated the Regulations on the Administration of Production of Radio and Television Programs, or the Radio and TV Programs Regulations, as most recently amended on June 3, 2025. Under the Radio and TV Programs Regulations, any entities that engage in the production of radio and television programs are required to apply for a license from the National Radio and Television Administration or its provincial level counterparts. Entities shall conduct their business within the permitted scope as provided in their licenses. Entities with the License for Production and Operation of Radio and Television Programs shall conduct their operations strictly in compliance with the approved scope of production and operation. Other than radio and TV stations, entities shall not produce radio and TV programs about the current political news or similar subjects and columns. In addition, television programs, including television dramas and animated programs, that are produced or distributed by entities without a Radio and Television Program Production and Operation Permit are prohibited from distribution or broadcast.

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

In July 2011, the GAPP, together with several other government agencies, jointly issued the Notice on Initializing the Verification of Real-name Registration for the Anti-Fatigue System on Online Games, or the Real-name Registration Notice, in order to strengthen the implementation of the anti- fatigue and real-name registration system. This notice indicates that the National Citizen Identity Information Center of the Ministry of Public Security will verify identity information of game players submitted by online game operators. The Real-name Registration Notice also imposes stringent penalties on online game operators that do not implement the required anti-fatigue and real-name registration systems properly and effectively, including terminating their online game operations.

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

In October 2023, the State Council promulgated the Regulation on the Protection of Minors in Cyberspace, which took effect on January 1, 2024. This regulation enhances oversight of online content, safeguards minors’ personal information, and addresses the prevention and management of minors’ internet addiction. It also reinforces the responsibilities and duties of online platform service providers catering to a significant number of minor users or impacting minors extensively. This includes fully considering the physical and mental developmental needs of minors throughout all stages of internet platform services, such as in design, research and development, and operations, conducting regular evaluations of the impact of minors’ online protection, and offering “teen mode” or designated areas for minors to access products or services that contribute to their physical and mental well- being. Additionally, it mandates the establishment of an external-dominant independent body to supervise the protection of minors on the internet.

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

On April 12, 2022, the Online Audio-visual Program Administration Division of the National Radio and Television Administration and the Publishing Bureau of the Propaganda Department of the Central Committee of the Communist Party of China jointly promulgated the Notice on Strengthening the Administration of Live Broadcasting of Game-Playing on the Online Audio-Visual Program Platform, which stipulated that (i) it is not allowed to live broadcast online games that have not been approved by the competent authorities in online audio-visual programs or attract more users to such games by any means, including through online live broadcasting, (ii) all online live broadcast platforms shall strengthen the management of online game live broadcast programs in terms of content and propaganda, establish and improve management systems for information release, comments, and emergency response related to game-playing live broadcast programs to improve program monitoring and public opinion monitoring mechanisms, (i) the online platforms shall strengthen the management of the behavior of game hosts and those who conducted illegal and immoral behavior are not allowed to be shown to the public through live broadcasting, (iv) the online live broadcast platforms are urged to establish and implement mechanisms for the protection of minors, and (v) the launch, broadcasting and layout of game-playing live programs shall be submitted to relevant radio and television administrative department in accordance with the relevant requirements of live programs, and online audio-visual platforms (including various domestic and overseas individual and institutional accounts opened on relevant platforms) live broadcasting overseas game programs or competitions should be approved in advance.

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

In November 2022, the Cyberspace Administration of China issued the Circular on Effectively Strengthening the Governance of Online Violence, requiring that the review of contents of live broadcasting and short video shall be strengthened, live broadcasting rooms with concentrated cyber violence contents shall be shut down in a timely manner, anchors in violation of regulations shall be banned, short videos with cyber violence risk shall be reviewed before publishing, short videos with cyber violence information shall be reviewed, and negative barrages shall be blocked and filtered. Close attention shall be paid to the live broadcasting rooms opened by parties involved in cyber violence, and information that induces or forces self- harm and suicide shall be controlled in a timely manner.

On December 25, 2025, the Cyberspace Administration of China issued the Notice on Regulating the Management of Online Influencer Account Behavior, requiring platforms to strengthen oversight of online influencer accounts by reference to a negative list of prohibited behaviors. Platforms are required to improve their community guidelines and user agreements relating to the management of such accounts and enhance supervision of online influencers’ content publication, live-broadcasting, and topic creation. Prohibited activities include the dissemination of vulgar content, the creation of negative personas that glorify ugliness, the distortion or misinterpretation of policies or public events, operation without required qualifications, and the organization of online disputes or confrontational debates.

On December 18, 2025, the Measures for the Supervision and Administration of Live-Broadcasting E-commerce were jointly promulgated by the State Administration for Market Regulation and the Cyberspace Administration of China, effective February 1, 2026. These measures clarify the responsibilities of live-broadcasting e-commerce platform operators for handling of violations, qualification verification, information reporting, training mechanisms, tiered management, dynamic oversight and information disclosure. Platform operators are required to establish and improve platform agreements and rules, strengthen identity verification and qualification reviews for live-broadcasting room operators, live-broadcasting marketing service providers and live-broadcasting marketers, enhance the handling of illegal and non-compliant activities, report data and information in accordance with applicable laws and regulations, and actively assist consumers in safeguarding their rights.

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

Regulations Related to E-Commerce

The Measures for the Supervision and Administration of Online Transactions was amended on March 18, 2025 and took effect on May 1, 2025. Marketplace platform providers are obligated to examine the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location on a merchant’s web page the information stated in the merchant’s business license or a link to its business license. Online transaction operators providing services through automatic extension or automatic renewal are required to draw consumers’ attention in a conspicuous manner before subscription and prior to each automatic renewal cycle. During the service period, operators are also required to provide consumers with conspicuous and convenient options to cancel or modify the service at any time, and are prohibited from charging unreasonable fees.

On December 24, 2014, the Ministry of Commerce promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third- Party Online Retail Platforms (Trial) to regulate the formulation, revision and enforcement of transaction rules for online retail marketplace platforms. Measures for the Supervision and Administration of Online Transactions require that online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use.

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

In March 2024, the State Council issued the Implementing Regulation on the Law of the People’s Republic of China on the Protection of Consumer Rights and Interests, which became effective on July 1, 2024. This regulation requires operators of live broadcasting marketing platforms to establish consumer disputes resolution mechanism. When a consumer dispute arises, the operator shall, pursuant to the consumer’s request, provide information on the operator of the live broadcasting room, the live broadcasting marketing personnel, the relevant business activity records, and other necessary information.

On December 18, 2025, the State Administration for Market Regulation and the Cyberspace Administration of China jointly promulgated the Measures for the Supervision and Administration of Online Transaction Platform Rules, effective February 1, 2026. Online transaction platform operators are required to continuously display platform rules, or links thereto, in a prominent position on the homepage of their websites or applications, and to ensure that businesses and consumers can conveniently and fully view and download these rules. Platform operators are also required to establish and improve communication and consultation mechanisms for significant matters relating to platform rules. In addition, platform operators are prohibited from using platform rules to impose unreasonable restrictions or conditions on the independent business operations of merchants on their platforms, or from charging unreasonable fees to such merchants.

On December 9, 2025, the National Development and Reform Commission, the State Administration for Market Regulation, and the Cyberspace Administration of China jointly issued the Rules on Pricing Behavior of Internet Platforms, which became effective on April 10, 2026 and will remain valid for a period of five years. Platform operators and merchants operating on platforms are required to exercise their independent pricing rights in accordance with laws and regulations, and set prices in a reasonable manner, and disclose rules relating to differential pricing, dynamic pricing and paid search rankings. Merchants are prohibited from engaging in unfair pricing practices, including low-price dumping, price discrimination, price collusion, price gouging and price fraud. With a focus on protecting consumers’ right to know and right to make independent choices, merchants offering services such as password-free payment, bundled insurance or transportation services or products, or automatic renewal or automatic deduction arrangements, are required to present the relevant options to consumers in a conspicuous manner and provide convenient channels for cancellation.

Regulations Related to Internet Information Security and Privacy Protection

Internet content in mainland China is highly regulated and restricted from a state security point of view. The Decision Regarding the Safeguarding of Internet Security, enacted by the Standing Committee of the National People’s Congress on December 28, 2000, and amended with effect on August 27, 2009, makes it unlawful to, including but not limited to: (i) gain improper entry into a computer information system of national affairs, national defense or cutting-edge science and technology; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Administrative Measures for the Security Protection of International Connections to Computer Information Network, implemented by the Ministry of Public Security on December 30, 1997, and amended on January 8, 2011, prohibits the use of the internet in ways that, among other things, result in a leakage of state secrets or the distribution of socially destabilizing content.

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

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cybersecurity Law, which came into effect on June 1, 2017, was further revised on October 28, 2025 and took effect on January 1, 2026. The PRC Cybersecurity Law provides that network operators must set up internal security management systems that meet the requirements of a classified protection system for cyber security, including appointing dedicated cyber security personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cyber security incidents, and taking data security measures such as data classification, backups and encryption. The PRC Cybersecurity Law imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The PRC Cybersecurity Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up. The PRC Cybersecurity Law explicitly requires network operators to comply with the provisions of this law, the Civil Code, the Personal Information Protection Law, and other relevant laws and regulations when processing personal information.

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

The Cyberspace Administration of China published the Measures for the Administration of Personal Information Protection Compliance Audits on February 14, 2025,effective May 1, 2025. Pursuant to these measures, companies processing personal information of more than 10 million individuals in China must conduct a compliance audit at least once every two years, with special focus on designated areas.

On October 14, 2025, the Cyberspace Administration of China and SAMR promulgated the Measures for the Certification of the Outbound Transfer of Personal Information, effective January 1, 2026. Where a personal information processor provides personal information outside the territory of the PRC by means of personal information protection certification, it shall apply for personal information exit certification to a professional certification institution. Eligibility for this pathway requires that the processor: (i) shall not be a critical information infrastructure operator; and (ii) since January 1 of the current year, has cumulatively provided personal information (excluding sensitive personal information) of more than 100,000 but fewer than 1,000,000 individuals outside the territory, or sensitive personal information of fewer than 10,000 individuals.

On November 22, 2025, the Cyberspace Administration of China and the Ministry of Public Security released the Provisions on Personal Information Protection for Large Online Platforms (Draft for Comments), which propose requiring large platforms to appoint a senior personal information protection officer, establish a dedicated personal information protection unit, store domestically collected and generated personal information within the PRC, comply with state issued regulations governing the security management of outbound data should overseas data transfer be deemed necessary, and ensure users to conveniently transfer their personal information with clear timelines for processing such requests and defined service standards. As of the date of this annual report, the draft has not been formally adopted.

On January 10, 2026, the Cyberspace Administration of China released the Provisions on the Collection and Use of Personal Information by Internet Applications (Draft for Comments) for public consultation, which propose to extend compliance obligations to all entities facilitating personal information collection within the PRC, including software development kits (SDKs), distribution platforms, and smart terminals. This draft proposes to require any large internet application, defined as an internet application with more than 50 million registered users or more than 10 million monthly active users and involving complex business types, to solicit public comments for at least seven working days when revising its rules for the collection and use of personal information, and to prohibit the use of contacts, call log, or text message permissions to access third party personal information unless strictly necessary in limited circumstances where data collection or use is necessary, such as contacting individuals in the users’ address books, adding friends or data backup. As of the date of this annual report, the draft has not been formally adopted.

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

In March 2025, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the National Radio and Television Administration jointly issued the Method for Identifying Synthetic Content Generated by Artificial Intelligence, which became effective on September 1, 2025. This rule requires (i) AI-generated synthetic content to be clearly labeled across various media formats to enhance transparency and mitigate misinformation risks, (ii) AI service providers to implement a labeling system, ensure compliance with national standards, and retain relevant usage logs for at least six months, and (iii) compliance with security assessments and algorithm filings.

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

Regulations Related to Anti-Unfair Competition and Anti-Monopoly

According to the Anti-unfair Competition Law of the PRC, as last amended on June 27, 2025 and effective October 15, 2025, unfair competition refers to that the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the Anti-unfair Competition Law in the production and operating activities. Pursuant to the Anti-unfair Competition Law, operators shall abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions. Operators in violation of the Anti-unfair Competition Law shall bear corresponding civil, administrative or criminal liabilities depending on the specific circumstances. Platform operators are prohibited from coercing merchants to sell goods below cost through platform pricing rules. Platform operators are required to clearly set out fair competition rules applicable to merchants on their platforms in platform service agreements and transaction rules, establish mechanisms for reporting and handling complaints and disputes relating to unfair competition, and guide merchants to engage in fair competition in accordance with applicable laws. Upon identifying unfair competition practices by merchants on their platforms, platform operators are obligated to promptly take necessary measures in accordance with the law, retain relevant records, and report to the competent governmental authority.

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

On March 10, 2023, the SAMR issued the Provisions on Prohibiting Monopoly Agreements, as amended on December 9, 2025 and effective February 1, 2026. These provisions mandate exemption thresholds for certain types of vertical monopoly agreements. Specifically, vertical agreements involving the fixing or restriction of resale prices of goods are exempt if relevant operator’s market share during the term of the agreement is below 5% and the turnover of the goods covered by the agreement is under RMB100 million, while other types of vertical agreements are exempt if the relevant operator’s market share during the term of the agreement remains below 15%.

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

On July 31, 2025, the Supreme People’s Court of the PRC issued an interpretation on legal issues in the trial of labor disputes, effective September 1, 2025. This interpretation clarifies that the people’s court will deem any agreement between an employer and an employee to waive social insurance contribution as invalid. If an employer fails to pay social insurance contributions in accordance with the law, the people’s court will rule in favor of the employee who requests to terminate the labor contract and demands the employer to pay economic compensation as required by law.

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

The State Council approved, and the State Tax Administration and the Ministry of Finance officially launched a pilot value-added tax reform program starting from January 1, 2012, applicable to businesses in selected industries. Businesses in this pilot program would pay value-added tax instead of business tax. This pilot program was initiated in Shanghai, then further applied to 10 additional regions such as Beijing and Guangdong province. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, according to which, all enterprises and individuals engaged in the sale of goods, the provision of processing, repairing and replacement labor services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of value-added tax. The value-added tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the value-added tax rate applicable to the small-scale taxpayers is 3%. According to the Notice of the Ministry of Finance and the State Tax Administration on Adjusting Value-added Tax Rates, issued on April 4, 2018, and became effective on May 1, 2018, the deduction rates of 17% and 11% applicable to the taxpayers who have value-added tax taxable sales activities or imported goods are adjusted to 16% and 10%, respectively. According to the Notice of the Ministry of Finance, the State Tax Administration and the General Administration of Customs on Relevant Policies for Deepening Value Added Tax Reform, as amended on September 1, 2025, the value added tax rate was reduced to 13% and 9%, respectively.

In December 2024, the Standing Committee of the National People’s Congress promulgated the Value-Added Tax Law of the PRC, which took effect on January 1, 2026, replacing the Provisional Regulations on Value-added Tax. The Regulations for the Implementation of the Value-Added Tax Law of the PRC were promulgated on December 19, 2025, effective January 1, 2026. The Value-Added Tax Law of the PRC outlines the framework of the value-added tax system, including clarifying and adjusting the scope of taxable transactions, the rate structure of VAT, the criteria and tax calculation method for small-scale taxpayers, the determination and calculation of taxable amount, and tax incentives. According to Value-Added Tax Law of the PRC, (i) for taxpayers selling goods, processing, repair and replacement services, and tangible movable property leasing services, or importing goods, the tax rate is 13%; (ii) for taxpayers selling transportation, postal, basic telecommunications, construction, or immovable property leasing services, selling immovable property, transferring land-use rights, or selling or importing the following goods, the tax rate is 9%; (iii) for taxpayers selling services or intangible assets, the tax rate is 6%; (iv) for taxpayers exporting goods, the tax rate is zero, except as otherwise stipulated by the State Council; (v) for domestic entities and individuals engaged in cross-border sales of services or intangible assets within the scope prescribed by the State Council, the tax rate is zero.

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

The SAFE Circular 19, promulgated on March 30, 2015, came into effect on June 1, 2015, and last amended on December 30, 2019, allows foreign-invested enterprises to make equity investments by using RMB fund converted from foreign exchange capital. Under the SAFE Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of the enterprises. The proportion of willingness-based foreign exchange settlement of capital for foreign-invested enterprises is temporarily set at 100%. The SAFE can adjust such proportion in due time based on the circumstances of the international balance of payments. However, SAFE Circular 19 and the Circular on Reforming and Regulating the Management Policies on the Settlement of Capital Projects, promulgated on June 9, 2016, continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investing and financing directly or indirectly in securities and other investments except for bank’s principal-secured products, providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use.

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

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and principal Consolidated Affiliated Entities as of the date of this annual report:

Bilibili Inc.
(Cayman Islands)
100%
Hode HK Limited
(Hong Kong)
100%
Bilibili Co., Ltd.
(Japan)
100%
Chaodian HK Limited
(Hong Kong)
100%
Bilibili HK Limited
(Hong Kong)
offshore
onshore
100%
100%
Shanghai Bilibili Technology Co., Ltd.
100%
Hode Shanghai Limited
Shanghai Chaodian Information Technology Co., Ltd.
Shanghai Kuanyu Digital Technology Co., Ltd. (1)(2)
Shanghai Hode Information Technology Co., Ltd. (3)(4)
100%
Shanghai Anime Tamashi Cultural Media Co., Ltd.
100%
Sharejoy Network Technology Co., Ltd.
100%
Shanghai Hehehe Culture Communication Co., Ltd.
Equity interest
Contractual arrangements

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

(4)	Hode Information Technology has 29 subsidiaries.

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

Agreements that provide us effective control over the relevant VIEs

Powers of Attorney

Mr. Rui Chen executed a power of attorney on August 24, 2021, pursuant to which Mr. Rui Chen irrevocably appoints Hode Shanghai or its designated person (including, but not limited to, directors and their successors and liquidators replacing the directors but excluding those non-independent or who may give rise to conflict of interests) as his attorney-in-fact to exercise such shareholder’s rights in Shanghai Kuanyu, including, without limitation, to, the rights to (i) convene and participate in shareholders’ meeting pursuant to the articles of Shanghai Kuanyu in the capacity of a proxy of Mr. Rui Chen; (ii) exercise the voting rights pursuant to the relevant PRC laws and regulations and the articles of Shanghai Kuanyu, on behalf of Mr. Rui Chen, and adopt resolutions, on matters to be discussed and resolved at shareholders’ meetings and the appointment and election of directors of Shanghai Kuanyu, and manage the company and exercise the rights of Mr. Rui Chen in the event of liquidation of Shanghai Kuanyu; (iii) sign or submit any required document to any company registry or other authorities in the capacity of a proxy of Mr. Rui Chen; (i) nominate, elect, designate or appoint and remove the legal representative, directors, supervisors and other senior officers of Shanghai Kuanyu pursuant to the articles of association of Shanghai Kuanyu; (v) raise lawsuits or other legal proceedings against the directors, supervisors and senior officers of Shanghai Kuanyu when their behaviors harm the interest of its shareholders; (vi) sign and execute any related documents including, but not limited to, share transfer agreement, asset transfer agreement and board resolutions when Mr. Rui Chen exercises his right to transfer his equity in Shanghai Kuanyu in accordance with exclusive option agreement; and (vii) instruct the directors and senior officers to act in accordance with our attention.

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

Letter of Undertakings

Pursuant to the letter of undertakings, dated December 23, 2020, the spouse of Mr. Rui Chen, the sole shareholder of Shanghai Kuanyu, unconditionally and irrevocably agreed that (i) she will not claim any Mr. Rui Chen’s direct or indirect equity interests in Shanghai Kuanyu and thus the enforcement, revision or termination of the Contractual Arrangements shall not subject to her authorization or consent, (ii) she will sign all necessary documents and take all necessary acts to ensure the proper performance of the Contractual Arrangements, and (iii) in the event that she obtains any direct or indirect equity interests in Shanghai Kuanyu, she will be subject to and be abided by any obligations as the shareholders of Shanghai Kuanyu regarding the Contractual Arrangements, and at the request of Hode Shanghai, she will sign any documents in the form and substance consistent with agreements under the Contractual Arrangements.

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

In 2020, we established an entity together with two entities each controlled by Mr. Rui Chen and Ms. Ni Li, and an independent third party to acquire the land use rights for a parcel of land in Shanghai. We hold 30.01% of the shares of this entity. The total investment for the acquisition of land use rights is approximately RMB9.0 billion. As of the date of this annual report, this entity has obtained the land use rights and we have paid RMB2.8 billion to fund the acquisition of land use rights, including interest-bearing guaranteed loans of RMB1.3 billion in principal. For a detailed description of these loans, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions.” Construction of certain buildings on this parcel of land has commenced and is expected to complete in or around 2026. We may use space in one of the buildings as our office space following the completion of this construction project.

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

Key Factors Affecting Our Results of Operations

User growth and engagement

Our ability to grow our user base and maintain and increase user engagement is critical to our success. We have experienced solid user growth in the past two years. The following table sets forth our average DAUs and MAUs for each of the quarters indicated:

	For the Three Months Ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
	(In millions)
Average DAUs(1)(3)	102.4	102.3	107.3	103.0	106.7	109.4	117.3	113.0
Average MAUs(2)(3)	341.5	335.8	347.8	339.6	367.6	362.8	376.2	366.2

Note:

(1)	Average DAU is calculated by dividing the sum of DAU during the specified period by the number of days in such period.
(2)	Average MAU is calculated by dividing the sum of MAU during the specified period by the number of months in such period.
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

We believe DAU reflects the quality and sustainability of our community, which is also directly linked to our commercial prospects. We will continue to drive DAU growth and expand our reach across Generation Z+ and wider demographics by discovering and promoting more high-quality PUGV content. To that end, We will continue to support our content creators, enrich video content, strengthen our brand recognition and invest in content-driven user acquisition.

Our provision and commercialization of diversified product and service offerings

Our revenues and results of operations depend on our ability to convert more users to paying users and to increase their spending on our platform, which is driven by our provision of diversified product and service offerings appealing to our users.

The following table sets forth our average monthly paying users, and average monthly revenue per paying user for each of the quarters indicated:

	For the Three Months Ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
	(In millions)
Average monthly paying users(1)	29.1	28.8	30.1	29.5	32.2	31.3	35.1	35.7
	(In RMB)
Average monthly revenue per paying user(2)	40.2	41.3	51.5	55.2	47.0	47.3	43.1	44.9

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

Key Components of Results of Operations

Net revenues

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
VAS	9,910,080	44.0%	10,999,137	41.0%	11,928,286	1,705,722	39.3%
Advertising	6,412,040	28.5%	8,189,175	30.5%	10,058,430	1,438,336	33.1%
Mobile games	4,021,137	17.8%	5,610,323	20.9%	6,394,638	914,421	21.1%
IP derivatives and others	2,184,730	9.7%	2,032,890	7.6%	1,966,412	281,194	6.5%

Total net revenues	22,527,987	100.0%	26,831,525	100.0%	30,347,766	4,339,673	100.0%

VAS. We primarily generate VAS revenues from (i) sales of in-channel virtual items for use in our live broadcasting so that users can send them to hosts to show their support, which comprise either consumable items, such as gifts and items that create special visual effects, or time-based items, such as privileges and titles, and (ii) subscription fees of our premium membership program, which offers paying members benefits including exclusive or advance access to certain high-quality OGV content. We also generate revenues from other VAS including sales of paid content and virtual items on our video, audio and comic platforms. In addition, we generate revenues from our fan charging program and premium courses, where users pay for access to creators’ premium PUGV content and video courses. We expect revenues from VAS to continue to grow in the foreseeable future, driven by the further expansion of high-quality content and product offerings.

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

Mobile games. We primarily offer exclusively distributed mobile games and jointly operated mobile games developed by third-party game developers. For exclusively distributed mobile games, we are responsible for game launch, hosting and maintenance of game servers, game promotions and customer services. We also develop localized versions for games licensed from overseas developers. For jointly operated mobile game services, we provide our mobile game platform for mobile games developed by third-party developers. We earn game distribution service revenue within the applicable contract periods by providing payment solutions and game promotion services, while game developers are responsible for providing game products, hosting and maintaining game servers and determining the pricing of in-game virtual items. As of December 31, 2025, we operated multiple exclusively distributed mobile games and hundreds of jointly operated mobile games. Our revenues from mobile games depend on the number of paying users, and ultimately are determined by our ability to develop, select, procure and offer engaging games tailored to our platform and our user preferences. We plan to continue introducing new mobile games and enhancing our existing portfolio, which we believe will stabilize revenues from mobile games and contribute to their sustainable growth in the foreseeable future amid evolving market dynamics beyond our control.

IP derivatives and others. Our IP derivatives and others primarily consist of sales of derivative merchandise of ACG IPs on our e-commerce platform. We expect revenues from IP derivatives and others to fluctuate in the foreseeable future but remain as a decent stream of revenues.

Cost of revenues

The following table sets forth the components of our cost of revenues by amounts and percentages of cost of revenues for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Revenue-sharing costs	9,507,483	55.6%	10,803,944	59.8%	12,091,094	1,729,003	62.9%
Content costs	3,195,620	18.7%	2,729,520	15.1%	2,441,575	349,141	12.7%
Server and bandwidth costs	1,477,116	8.7%	1,643,678	9.1%	1,868,364	267,172	9.7%
IP derivatives and others	2,905,903	17.0%	2,880,420	16.0%	2,832,621	405,060	14.7%

Total cost of revenues	17,086,122	100.0%	18,057,562	100.0%	19,233,654	2,750,376	100.0%

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

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of operating expenses for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	3,916,150	37.3%	4,401,655	43.5%	4,394,107	628,348	44.0%
General and administrative expenses	2,122,432	20.2%	2,031,063	20.1%	2,062,066	294,872	20.6%
Research and development expenses	4,467,470	42.5%	3,685,214	36.4%	3,533,488	505,282	35.4%

Total operating expenses	10,506,052	100.0%	10,117,932	100.0%	9,989,661	1,428,502	100.0%

Sales and marketing expenses. Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and other compensation-related expenses for our sales and marketing personnel. We will keep implementing our cost control strategy to further discipline our sales and marketing expenses, including rationalizing our promotional expense and improving our expense efficiency.

General and administrative expenses. General and administrative expenses consist primarily of salaries and other compensation-related expenses for our general and administrative personnel, professional fees, rental expenses and allowance for expected credit losses. We will keep implementing our cost control strategy, including improving our workforce efficiency.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	22,527,987	100%	26,831,525	100%	30,347,766	4,339,673	100.0%
Cost of revenues(1)	(17,086,122)	(75.8)%	(18,057,562)	(67.3)%	(19,233,654)	(2,750,376)	(63.4)%

Gross profit	5,441,865	24.2%	8,773,963	32.7%	11,114,112	1,589,297	36.6%
Operating expenses:
Sales and marketing expenses(1)	(3,916,150)	(17.4)%	(4,401,655)	(16.4)%	(4,394,107)	(628,348)	(14.5)%
General and administrative expenses(1)	(2,122,432)	(9.4)%	(2,031,063)	(7.6)%	(2,062,066)	(294,872)	(6.8)%
Research and development expenses(1)	(4,467,470)	(19.9)%	(3,685,214)	(13.7)%	(3,533,488)	(505,282)	(11.6)%

Total operating expenses	(10,506,052)	(46.7)%	(10,117,932)	(37.7)%	(9,989,661)	(1,428,502)	(32.9)%

(Loss)/Profit from operations	(5,064,187)	(22.5)%	(1,343,969)	(5.0)%	1,124,451	160,795	3.7%
Other expenses:
Investment loss, net (including impairments)	(435,644)	(1.9)%	(470,081)	(1.8)%	(242,288)	(34,647)	(0.8%)
Interest income	542,472	2.4%	434,980	1.6%	431,847	61,753	1.4%
Interest expense	(164,927)	(0.7)%	(89,193)	(0.3)%	(150,572)	(21,532)	(0.5)%
Exchange losses	(35,575)	(0.2)%	(68,715)	(0.3)%	(80,172)	(11,464)	(0.3)%
Debt extinguishment gain/(loss)	292,213	1.3%	(38,629)	(0.1)%	(2)	*	0.0%
Others, net	132,640	0.6%	175,412	0.7%	124,822	17,850	0.5%

(Loss)/Profit before income tax expenses	(4,733,008)	(21.0)%	(1,400,195)	(5.2)%	1,208,086	172,755	4.0%
Income tax (expense)/benefit	(78,705)	(0.4)%	36,544	0.1%	(17,145)	(2,452)	(0.1)%

Net (loss)/profit	(4,811,713)	(21.4)%	(1,363,651)	(5.1)%	1,190,941	170,303	3.9%

*	Less than 1.

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(In thousands)
Cost of revenues	63,724	84,178	104,684	14,970
Sales and marketing expenses	56,649	60,460	76,605	10,954
General and administrative expenses	596,950	568,194	561,330	80,269
Research and development expenses	415,321	403,380	427,916	61,191

Total	1,132,644	1,116,212	1,170,535	167,384

Year ended December 31, 2025 compared to year ended December 31, 2024

Net revenues

Our net revenues increased by 13.1% from RMB26.8 billion in 2024 to RMB30.3 billion (US$4.3 billion) in 2025.

VAS. Our net revenues from VAS increased by 8.4% from RMB11.0 billion in 2024 to RMB11.9 billion (US$1.7 billion) in 2025, mainly attributable to increased revenues from other value-added services and premium memberships.

Advertising. Our net revenues from advertising increased by 22.8% from RMB8.2 billion in 2024 to RMB10.1 billion (US$1.4 billion) in 2025, mainly attributable to our improved advertising product offerings and enhanced advertising efficiency.

Mobile games. Our net revenues from mobile games increased by 14.0% from RMB5.6 billion in 2024 to RMB6.4 billion (US$914.4 million) in 2025, primarily driven by the full-year contribution of our exclusively licensed game, San Guo: Mou Ding Tian Xia, in 2025, and the launch of our in-house developed game, Escape from Duckov, in the fourth quarter of 2025.

IP derivatives and others. Our net revenues from IP derivatives and others decreased by 3.3% from RMB2.0 billion in 2024 to RMB2.0 billion (US$281.2 million) in 2025.

Cost of revenues

Our cost of revenues increased by 6.5% from RMB18.1 billion in 2024 to RMB19.2 billion (US$2.8 billion) in 2025. The increase was mainly attributable to higher revenue-sharing costs, partially offset by lower content costs.

Revenue-sharing costs increased by 11.9% from RMB10.8 billion in 2024 to RMB12.1 billion (US$1.7 billion) in 2025, primarily due to higher cost of fees paid to distribution channels and game developers and an increase in cost to content creators on our platform.

Content costs decreased by 10.5% from RMB2.7 billion in 2024 to RMB2.4 billion (US$349.1 million) in 2025, as we continued to implement a more selective strategy in content investment while maintaining the quality of content provided to our users.

Server and bandwidth costs increased by 13.7% from RMB1.6 billion in 2024 to RMB1.9 billion (US$267.2 million) in 2025, primarily due to an increased investment in server and bandwidth capacity to better serve our evolving community.

IP derivatives and others related costs decreased by 1.7% from RMB2.9 billion in 2024 to RMB2.8 billion (US$405.1 million) in 2025.

Gross profit

As a result of the foregoing, our gross profit increased by 26.7% from RMB8.8 billion in 2024 to RMB11.1 billion (US$1.6 billion) in 2025.

Operating expenses

Our total operating expenses decreased by 1.3% from RMB10.1 billion in 2024 to RMB10.0 billion (US$1.4 billion) in 2025.

Sales and marketing expenses.

Our sales and marketing expenses decreased by 0.2% from RMB4.4 billion in 2024 to RMB4.4 billion (US$628.3 million) in 2025.

General and administrative expenses.

Our general and administrative expenses increased by 1.5% from RMB2.0 billion in 2024 to RMB2.1 billion (US$294.9 million) in 2025.

Research and development expenses.

Our research and development expenses decreased by 4.1% from RMB3.7 billion in 2024 to RMB3.5 billion (US$505.3 million) in 2025.

Profit/(Loss) from operations

As a result of the foregoing, we generated profit from operations of RMB1.1 billion (US$160.8 million) in 2025, compared to loss from operations of RMB1.3 billion in 2024.

Other income/(expenses)

Investment loss, net (including impairments). Net investment loss, net (including impairments) primarily includes return earned on financial products issued by banks and other financial institutions and the fair value change of investments. We had net investment loss of RMB470.1 million and RMB242.3 million (US$34.6 million) in 2024 and 2025, respectively.

Interest income. Interest income primarily represents interest earned on cash and cash equivalents and time deposits. We had interest income of RMB435.0 million and RMB431.8 million (US$61.8 million) in 2024 and 2025, respectively.

Interest expense. Interest expense primarily represents interest payment related to our long-term bank loans. We had interest expense of RMB89.2 million and RMB150.6 million (US$21.5 million) in 2024 and 2025, respectively. The increase was primarily attributable to the full-year impact of our long-term bank loans in 2025.

Debt extinguishment loss. We recorded debt extinguishment loss of RMB38.6 million and RMB 2.0 thousand (US$0.3 thousand) in 2024 and 2025, respectively. The difference between the purchase price and the net carrying amount of the repurchased notes was accounted for under “Debt extinguishment loss” in the consolidated statements of operations.

Income tax (expense)/benefit

We recorded income tax expense of RMB17.1 million (US$2.5 million) in 2025, compared to income tax benefit of RMB36.5 million in 2024.

Net profit/(loss)

As a result of the foregoing, we generated net profit of RMB1.2 billion (US$170.3 million) in 2025, compared to net loss of RMB1.4 billion in 2024.

Year ended December 31, 2024 compared to year ended December 31, 2023

Net revenues

Our net revenues increased by 19.1% from RMB22.5 billion in 2023 to RMB26.8 billion in 2024.

VAS. Our net revenues from VAS increased by 11.0% from RMB9.9 billion in 2023 to RMB11.0 billion in 2024, mainly attributable to increases in revenues from live broadcasting and other value-added services.

Advertising. Our net revenues from advertising increased by 27.7% from RMB6.4 billion in 2023 to RMB8.2 billion in 2024, mainly attributable to our improved advertising product offerings and enhanced advertising efficiency.

Mobile games. Our net revenues from mobile games increased by 39.5% from RMB4.0 billion in 2023 to RMB5.6 billion in 2024. The increase was mainly attributable to the strong performance of our exclusively licensed game, San Guo: Mou Ding Tian Xia launched in June 2024.

IP derivatives and others. Our net revenues from IP derivatives and others decreased by 6.9% from RMB2.2 billion in 2023 to RMB2.0 billion in 2024.

Cost of revenues

Our cost of revenues increased by 5.7% from RMB17.1 billion in 2023 to RMB18.1 billion in 2024. The increase was mainly attributable to higher revenue-sharing costs, partially offset by lower content costs.

Revenue-sharing costs increased by 13.6% from RMB9.5 billion in 2023 to RMB10.8 billion in 2024, primarily due to higher fees paid to distribution channels and game developers and an increase in payments made to hosts of live broadcasting programs and content creators on our platform.

Content costs decreased by 14.6% from RMB3.2 billion in 2023 to RMB2.7 billion in 2024, as we continued to implement a more selective strategy in content investment while maintaining the quality of content provided to our users.

Server and bandwidth costs increased by 11.3% from RMB1.5 billion in 2023 to RMB1.6 billion in 2024, primarily due to increased server and bandwidth capacity to keep pace with the increasing volume of data and video watch time on our platform.

IP derivatives and others related costs slightly decreased by 0.9% from RMB2.9 billion in 2023 to RMB2.9 billion in 2024.

Gross profit

As a result of the foregoing, our gross profit increased by 61.2% from RMB5.4 billion in 2023 to RMB8.8 billion in 2024.

Operating expenses

Our total operating expenses decreased by 3.7% from RMB10.5 billion in 2023 to RMB10.1 billion in 2024, primarily as a result of our reduced expenses related to platform operations, as we improved our expenses efficiency.

Sales and marketing expenses.

Our sales and marketing expenses increased by 12.4% from RMB3.9 billion in 2023 to RMB4.4 billion in 2024. The increase was primarily attributable to increased marketing expenses for our exclusively licensed games.

General and administrative expenses.

Our general and administrative expenses decreased by 4.3% from RMB2.2 billion in 2023 to RMB2.0 billion in 2024. The decrease was primarily attributable to the workforce efficiency optimization in 2024.

Research and development expenses.

Our research and development expenses decreased by 17.5% from RMB4.5 billion in 2023 to RMB3.7 billion in 2024. The decrease was mainly attributable to a decrease in research and development personnel headcount in 2024 and the one-off termination expenses of certain game projects that occurred in the fourth quarter of 2023.

Loss from operations

As a result of the foregoing, we narrowed loss from operations by 73.5% from RMB5.1 billion in 2023 to RMB1.3 billion in 2024.

Other income/(expenses)

Investment loss, net (including impairments). Net investment loss, net (including impairments) primarily includes return earned on financial products issued by banks and other financial institutions and the fair value change of investments. We had net investment loss of RMB435.6 million and RMB470.1 million in 2023 and 2024, respectively.

Interest income. Interest income primarily represents interest earned on cash and cash equivalents and time deposits. We had interest income of RMB542.5 million and RMB435.0 million in 2023 and 2024, respectively. The decrease was primarily driven by the decrease in time deposits held in 2024 compared to 2023.

Interest expense. Interest expense primarily represents interest payment and amortized issuance costs related to our convertible senior notes. We had interest expense of RMB164.9 million and RMB89.2 million in 2023 and 2024, respectively. The decrease was primarily attributable to a decrease in interest expense related to our convertible senior notes from RMB110.2 million in 2023 to RMB35.5 million in 2024.

Debt extinguishment (loss)/gain. We recorded debt extinguishment loss of RMB38.6 million in 2024, compared to debt extinguishment gain of RMB292.2 million in 2023. The difference between the purchase price and the net carrying amount of the repurchased notes was accounted for under “Debt extinguishment gain/(loss)” in the consolidated statements of operations.

Income tax benefit/(expense)

We recorded income tax benefit of RMB36.5 million in 2024, compared to income tax expense of RMB78.7 million in 2023.

Net loss

As a result of the foregoing, we narrowed net loss by 71.7% from RMB4.8 billion in 2023 to RMB1.4 billion in 2024.

Seasonality

Our results of operations are subject to seasonal fluctuations. For example, the growth of active users tends to accelerate during school holidays, such as summer and winter breaks, which typically fall in the middle of the third and first quarters of each year, and slow down at the beginning and during certain parts of the school year. We usually experience increase in video watch time and hence the number of active users following the release of phenomenally popular content. Seasonal fluctuations have not thus far posed material operational and financial challenges to us, as such periods tend to be brief and predictable, allowing us to re-allocate resources and improve efficiency ahead of time.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.

There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands, or produced before a court. In addition, the Cayman Islands does not impose withholding tax on dividend payments. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

For example, Hode Information Technology has qualified as a High and New Technology Enterprise, which allowed it to enjoy a 15% preferential enterprise income tax rate for three years from 2023 to 2025, and we have applied for renewal of the High and New Technology Enterprise status. Shanghai Bilibili Technology Co., Ltd. has qualified as a High and New Technology Enterprise, which allowed it to enjoy a 15% preferential enterprise income tax rate for three years starting from 2024 to 2026.

Our other major PRC subsidiaries are subject to enterprise income tax on their taxable income in mainland China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to value-added tax mainly at a rate of 6% for services rendered and value-added tax mainly at a rate of 13% for goods sold, although the rate varies depending on their categories in different periods. We are subject to surcharges on value-added tax payments in accordance with PRC law. Our advertising and marketing revenues (valued-added tax included) are subject to culture business construction fee at a rate of 3%, which was reduced to 1.5% since July 1, 2019, valid until December 31, 2027.

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

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Summary of Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities	266,622	6,014,854	7,147,108	1,022,023
Net cash provided by/(used in) investing activities	1,762,148	(138,087)	(9,340,614)	(1,335,690)
Net cash (used in)/provided by financing activities	(5,074,685)	(2,825,383)	4,087,283	584,474
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies	100,349	6,177	41,179	5,888

Net (decrease)/increase in cash, cash equivalents and restricted cash	(2,945,566)	3,057,561	1,934,956	276,695
Cash, cash equivalents and restricted cash at beginning of the year	10,187,387	7,241,821	10,299,382	1,472,792

Cash, cash equivalents and restricted cash at end of the year	7,241,821	10,299,382	12,234,338	1,749,487

As of December 31, 2023, 2024 and 2025, our cash, cash equivalents and restricted cash were RMB7.2 billion, RMB10.3 billion and RMB12.2 billion (US$1.7 billion), respectively. Our cash and cash equivalents primarily consist of cash on hand, demand deposits placed with large reputable banks in the United States of America and China, and highly liquid investments that are readily convertible to known amounts of cash and with original terms of three months or less. We entered into several one-year revolving loan facilities provided by certain financial institutions with an aggregate principal amount of RMB920.0 million (US$131.6 million) as of December 31, 2025. We have not utilized such facilities as of December 31, 2025.

Our principal sources of liquidity have been the proceeds we received from our public offerings of ordinary shares and net cash provided by operating activities. In January 2023, we completed the offering of 15,344,000 ADSs at US$26.65 per ADS. The amount of net proceeds from this offering (after deducting all applicable costs and expenses including but not limited to selling commission) was approximately US$396.9 million. Shortly thereafter, we completed the repurchase of an aggregate principal amount of US$384.8 million of our convertible senior notes due December 2026 with an aggregate purchase price of US$331.2 million, which was funded by the net proceeds from this ADS offering. We have used the remaining proceeds of this ADS offering in the amount of US$68.8 million to replenish our cash reserve.

Between 2019 and 2021, we issued three batches of convertible senior notes, with an aggregate principal amount of US$500 million, US$800 million and US$1,600 million, respectively, that are due in April 2026, 2027 and December 2026, respectively. Following a series of repurchases, including the repurchase of US$429.3 million of the convertible senior notes due April 2026 in 2024, the repurchase of US$419.1 million of the convertible senior notes due December 2026 in 2024 and the repurchase of US$66 thousand of the convertible senior notes due April 2027 in 2025, substantially all of the convertible senior notes that were originally issued between 2019 and 2021 have been repurchased. As of the date of this annual report, the convertible senior notes due April 2026 were fully paid at maturity. As of December 31, 2025, an aggregate principal amount of US$13.3 million of our convertible senior notes originally issued between 2019 and 2021 remained outstanding.

In May 2025, we completed the offering of US$690 million in aggregate principal amount of 0.625% convertible senior notes due June 1, 2030, or the 2030 Notes. The 2030 Notes bear interest at a rate of 0.625% per year, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2025. Holders of the 2030 Notes will have the right to require us to repurchase their notes on June 1, 2028, and upon the occurrence of a fundamental change, in each case, at a repurchase price equal to 100% of the principal amount of the 2030 Notes to be repurchased, plus accrued and unpaid interest, if any. The indenture governing the 2030 Notes defines a “fundamental change” to include, among others: (i) any person or group gaining control of Bilibili Inc., (ii) any recapitalization, reclassification or change of the ordinary shares or ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets; (iii) the shareholders of Bilibili Inc. approving any plan or proposal for the liquidation or dissolution of Bilibili Inc.; (iv) the Class Z ordinary shares cease to be listed or admitted to trading or are suspended for trading for a period equal to or exceeding 30 consecutive trading days on the Hong Kong Stock Exchange; or (v) any change in or amendment to the laws, regulations and rules of the PRC resulting in our company being legally prohibited from operating substantially all of the business operations conducted by our company and being unable to continue to derive substantially all of the economic benefits from the business operations conducted by these entities. As of December 31, 2025, there was no such event of default or fundamental change.

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

As of December 31, 2025, 71.6% of our cash and cash equivalents were held in mainland China, including 16.5% of our cash and cash equivalents that were held by the VIEs and denominated in Renminbi. Although we consolidate the results of the VIEs and their subsidiaries, we only have access to the assets or earnings of the VIEs and their subsidiaries through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

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

Operating activities

Net cash provided by operating activities in 2025 was RMB7.1 billion (US$1.0 billion), as compared to net profit of RMB1.2 billion (US$170.3 million) in the same period. The difference was primarily due to an increase of RMB859.6 million in deferred revenue, an increase of RMB585.8 million in accounts payable, an increase of RMB568.4 million in accrued liabilities and other payables, and a decrease of RMB192.0 million in prepayments and other assets. The changes in working capital were attributable to our increased mobile games revenues and advertising revenues. The principal non-cash items affecting the difference between our net profit and our net cash provided by operating activities in 2025 were RMB2.0 billion (US$289.7 million) in depreciation and amortization of property and equipment and intangible assets, RMB1.2 billion (US$167.4 million) in share-based compensation expenses and RMB343.7 million (US$49.2 million) in impairments and loss of long-term investments.

Net cash provided by operating activities in 2024 was RMB6.0 billion, as compared to net loss of RMB1.4 billion in the same period. The difference was primarily due to an increase of RMB848.2 million in deferred revenue, an increase of RMB779.3 million in accrued liabilities and other payables, an increase of RMB615.2 million in accounts payable, and a decrease of RMB251.2 million in accounts receivable. The changes in working capital were attributable to our increased mobile games revenues and advertising revenues. The principal non-cash items affecting the difference between our net loss and our net cash provided by operating activities in 2024 were RMB2.3 billion in depreciation and amortization of property and equipment and intangible assets, RMB1.1 billion in share-based compensation expenses and RMB486.5 million in impairments of long-term investments.

Net cash provided by operating activities in 2023 was RMB266.6 million, as compared to net loss of RMB4.8 billion in the same period. The difference was primarily due to an increase of RMB341.1 million in accrued liabilities and other payables, a decrease of RMB342.5 million in prepayments and other assets and a decrease of RMB185.8 million in other long-term assets, partially offset by an increase of RMB262.2 million in accounts receivable, a decrease of RMB182.2 million in salary and welfare payable and a decrease of RMB141.6 million in other long-term liabilities. The changes in working capital were attributable to our business expansion, particularly, diversification of other value-added services offerings and increased advertising revenues. The principal non-cash items affecting the difference between our net loss and our net cash provided by operating activities in 2023 were RMB2.7 billion in depreciation and amortization of property and equipment and intangible assets, RMB1.1 billion in share-based compensation expenses and RMB354.8 million in termination of certain game projects.

Investing activities

Net cash used in investing activities in 2025 was RMB9.3 billion (US$1.3 billion), primarily due to purchase of short-term investments of RMB85.6 billion (US$12.2 billion) and cash paid for placements of time deposits of RMB10.5 billion (US$1.5 billion), partially offset by maturities of short-term investment of RMB81.8 billion (US$11.7 billion) and maturities of time deposits of RMB8.4 billion (US$1.2 billion).

Net cash used in investing activities in 2024 was RMB138.1 million, primarily due to purchase of short-term investments of RMB37.0 billion and cash paid for placements of time deposits of RMB5.8 billion, partially offset by proceeds from maturities of short-term investments of RMB37.0 billion and maturities of time deposits of RMB7.5 billion.

Net cash provided by investing activities in 2023 was RMB1.8 billion, primarily due to proceeds from maturities of short-term investments of RMB16.3 billion and maturities of time deposits of RMB9.7 billion, partially offset by purchase of short-term investments of RMB13.5 billion and placements of time deposits of RMB10.0 billion.

Financing activities

Net cash provided by financing activities in 2025 was RMB4.1 billion (US$584.5 million), primarily attributable to proceeds from issuance of convertible notes of RMB4.9 billion (US$698.8 million), partially offset by repurchase of shares of RMB822.7 million (US$117.6 million).

Net cash used in financing activities in 2024 was RMB2.8 billion, primarily attributable to the repurchase of convertible senior notes, net of issuance costs, of RMB6.0 billion, partially offset by proceeds of short-term and long-term loans of RMB5.1 billion.

Net cash used in financing activities in 2023 was RMB5.1 billion, primarily attributable to the repurchase of convertible senior notes, net of issuance costs, of RMB7.7 billion and the repayment of short-term loan of RMB2.0 billion, partially offset by the proceeds from issuances of ordinary shares net of issuance costs of RMB2.7 billion and proceeds of short-term loans of RMB2.0 billion.

Material cash requirements

Our material cash requirements as of December 31, 2025 primarily include our long-term loans, capital expenditures and operating lease commitments.

We intend to fund our existing and future material cash requirements with our existing cash balance, cash generated from operating activities, and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Convertible senior notes obligations

Our convertible senior notes obligations mainly consist of the principal amount and cash interests in connection with our 2030 notes.

Holders of the 2030 Notes will have the right to require us to repurchase their notes on June 1, 2028, and upon the occurrence of a fundamental change, in each case, at a repurchase price equal to 100% of the principal amount of the 2030 Notes to be repurchased, plus accrued and unpaid interest, if any.

As of December 31, 2025, US$17.7 million, US$13.0 million and US$691.8 million in aggregate principal amount and interest expenses related to the above unsecured senior notes are expected to be repaid within one year, in 1-3 years and 3 years afterwards, respectively, unless earlier converted, redeemed or repurchased.

Long-term bank loans

Our long-term bank loans were RMB3.1 billion (US$438.9 million) in aggregate. As of December 31, 2025, the entire balance of RMB3.1 billion, representing the current portion due within one year, was classified as short-term loans and the non-current portion was nil. Our long-term bank loans were substantially credit borrowing and the interest rates were 2.3% as of December 31, 2025. We were in compliance with all of the loan covenants as of December 31, 2025. For additional information, see “Notes to Consolidated Financial Statements—Note 12. Short-Term Loan and Current Portion of Long-Term Debt” and “—Note 14. Long-Term Debt” of our audited consolidated financial statements included elsewhere in this annual report.

Capital expenditures

Our capital expenditures are primarily incurred for purchases of intangible assets and property and equipment. Our capital expenditures were RMB1.3 billion, RMB1.8 billion and RMB1.8 billion (US$261.3 million) in 2023, 2024 and 2025, respectively. Purchases of intangible assets, which primarily consist of licensed copyrights of video content, accounted for 86.3%, 73.5% and 71.9% of our total capital expenditures in 2023, 2024 and 2025, respectively.

Operating lease commitments

Our operating lease commitments consist of the commitments under the lease agreements for our office premises. As of December 31, 2025, the amount of total future lease payments under operating leases, whose weighted average remaining lease term is 1.6 years, was RMB187.0 million (US$26.7 million), of which RMB150.7 million (US$21.5 million) was short term.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

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

Technology, Research and Development

Our technology platform has been designed for reliability, scalability and flexibility and is administered by our in-house technology department. As of December 31, 2025, we had access to a nationwide network of over 59,000 servers that we own and over 6,000 servers we lease, with power supply and power generator backup. This structure, along with other features described below, contributes to the reliability, scalability and efficiency of our network.

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

Intellectual Property

We seek to protect our technology, including our proprietary technology infrastructure and core software system, through a combination of patents, copyrights, trademarks, trade secrets and confidentiality agreements. As of December 31, 2025, we have registered approximately 2,548 patents, 3,238 registered copyrights, 360 registered domain names, including www.bilibili.com, and 9,064 registered trademarks, including “ .” In addition, we had submitted approximately 2,011 additional patent applications and 254 trademark applications.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2026 that are reasonably likely to have a material adverse effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

In connection with our periodic reviews of the estimate, the assumptions are evaluated accordingly considering historical players’ churn rates, playing patterns for paying players and management judgment. Updates to these assumptions will impact the estimated average playing period of paying players and the revenue recognized accordingly. If the estimated average playing period of paying players is extended, the revenue will be recognized over a longer period and vice versa. See “Notes to Consolidated Financial Statements—Note 2. Significant Accounting Policies” of our audited consolidated financial statements included elsewhere in this annual report for additional information regarding the revenue recognition of mobile game services.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Rui Chen	48	Chairman of the Board of Directors and Chief Executive Officer
Ni Li	40	Vice Chairwoman of the Board of Directors and Chief Operating Officer
Yi Xu	36	Founder, Director and President
JP Gan	54	Independent Director
Eric He	66	Independent Director
Feng Li	52	Independent Director
Guoqi Ding	56	Independent Director
Xin Fan	47	Chief Financial Officer

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

Ni Li has served as our chief operating officer since November 2014 and vice chairwoman of our board of directors since January 2015. Ms. Li oversees our overall operations and leads the strategic functions including content ecosystem development, monetization initiatives, strategic planning, investments and brand marketing. In the past years, Ms. Li has built a strong business and operational team. Under her leadership, the team successfully expanded our revenue streams and significantly enhanced our brand awareness. Starting from 2021, Ms. Li also chairs our Environmental, Social and Governance Committee. In the last three years preceding the date of this report, Ms. Li was also a non-executive director of Huanxi Media Group Limited (HKEX: 1003). Prior to joining us, Ms. Li was in charge of human resources operations at Cheetah Mobile (NYSE: CMCM) from 2013 to 2014. Previously, Ms. Li founded Goalcareer, a consulting firm serving Fortune 500 companies and startups with a focus in the semiconductor, telecommunication and internet sectors, and worked as its chief executive officer from 2008 to 2012. Ms. Li received her bachelor’s degree in law from Lingnan Normal University in 2008.

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

Eric He has served as our director since March 2018. He currently also serves as an independent director of Agora, Inc. (Nasdaq: API) since 2020. Mr. He had served as chief financial officer of JOYY Inc. (previously known as YY Inc.) (Nasdaq: JOYY) from August 2011 to May 2017. Prior to that, Mr. He served as chief financial officer of Giant Interactive Group, Inc. from March 2007 to August 2011. He served as chief strategy officer of Ninetowns Internet Technology Group from 2004 to 2007. Mr. He received a bachelor’s degree in accounting from National Taipei University and an MBA degree from the Wharton School of Business at the University of Pennsylvania. Mr. He is a Chartered Financial Analyst in the United States and was certified as a member of American Institute of Certified Public Accountants in 1991.

Feng Li previously served as our director from November 2014 to May 2016, and started to serve as our director again in February 2019. Mr. Li is the founder and CEO of Shanghai Ziyou Investment Management Limited, also known as FreeS Fund, a venture capital firm that manages funds primarily investing in early and growth stage startups in China and overseas, and focuses on the industries of upgraded consuming, key sensors, A.I. and biotech. Prior to founding FreeS Fund, Mr. Li worked as a partner in the venture capital department in IDG Capital, a global network of private equity and venture capital firms. Prior to that, Mr. Li served as deputy vice president of New Oriental School, a leading English teaching and learning school in China. Mr. Li is an independent non-executive director of Dida Inc. (HKEX: 2559). Mr. Li currently also serves as a board member of several private internet and technology companies based in China. In the last three years preceding the date of this report, Mr. Li was an independent director of Arashi Vision Inc. (Shanghai Stock Exchange: 688775). Mr. Li received his bachelor’s degree in chemistry from Peking University in 1996 and his master’s degree in chemistry from the University of Rochester in 1998.

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

For the fiscal year ended December 31, 2025, we paid an aggregate of approximately RMB16.1 million (US$2.3 million) in cash to our executive officers, and approximately RMB1.7 million (US$0.2 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

The 2018 Plan

The aggregate number of Class Z ordinary shares available for future grant under the 2018 Plan was 27,755,082 as of March 31, 2026.

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

The 2024 Plan

The aggregate number of Class Z ordinary shares available for future grant under the 2024 Plan was 41,272,920 as of March 31, 2026.

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

The following table summarizes, as of March 31, 2026, the number of ordinary shares underlying outstanding options and restricted share units granted to several of our directors and executive officers and to other individuals as a group under the Global Share Plan, the 2018 Plan and the 2024 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options and Restricted Share Units Awarded	Exercise Price (US$/Share)**	Date of Grant	Date of Expiration**
Rui Chen	1,000,000	0.0001	March 2020	March 2028
	1,000,000	10.47	March 2020	March 2028
	3,000,000	0.0001	November 2020	November 2028
	412,000	N/A	December 2025	N/A
Ni Li	2,000,000	0.0001	November 2020	November 2028
	1,000,000	N/A	March 2023	N/A
	412,000	N/A	December 2025	N/A
JP Gan	13,463	0.0001	July 2022	July 2028
	12,632	N/A	June 2025	N/A
Eric He	12,632	N/A	June 2025	N/A
Xin Fan	60,000	0.0001	March 2020	March 2028
	60,000	10.47	March 2020	March 2028
	210,000	N/A	March 2023	N/A
Other grantees	20,327,102	From nominal to US$10.47	Various dates from June 2019 To March 2026	Various dates from June 2026 to December 2028

Total	29,519,829

Notes:

*	Exercise price and date of expiration are not applicable to the granted restricted share units.

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

Committees of the Board of Directors

We have established four committees under the board of directors: an audit committee, a compensation committee, a nomination committee and a corporate governance committee. We have adopted a charter for each of the four committees. Each committee’s members and functions are described below.

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

Nomination Committee. Our nomination committee consists of JP Gan, Eric He, Feng Li and Ni Li. JP Gan is the chairman of our nomination committee. We have determined that JP Gan, Eric He and Feng Li each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nomination committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nomination committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity; and

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board.

Corporate Governance Committee. Our corporate governance committee consists of JP Gan, Eric He and Feng Li. JP Gan is the chairman of our corporate governance committee. We have determined that JP Gan, Eric He and Feng Li each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The corporate governance committee ensures that we are operated and managed for the benefit of all shareholders and to ensure our company’s compliance with the Nasdaq Stock Market rules and the Hong Kong Listing Rules, and develops and recommends to the board a set of corporate governance guideline. The corporate governance committee is responsible for, among other things:

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and

•

developing and reviewing periodically, and at least annually, the corporate governance principles and practices on corporate governance to assure that they are appropriate for our company and comply with the requirements of the Nasdaq Stock Market and the Hong Kong Listing Rules, and recommending any desirable changes to the board.

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

We had 8,801 employees as of December 31, 2023, 8,088 employees as of December 31, 2024, and 8,423 employees as of December 31, 2025. The following table sets forth the numbers of our employees categorized by function as of December 31, 2025:

Function:	As of December 31, 2025
Products and technology	3,458
Content audit	2,624
Operations	1,755
Management, sales, finance and administration	586

Total	8,423

As of December 31, 2025, we had 5,597 employees in Shanghai, 772 employees in Chengdu, 438 employees in Nanjing, 460 employees in Wuhan and 1,156 employees in other locations.

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

Except as otherwise noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2026 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 79,700,010 Class Y ordinary shares and 336,923,637 Class Z ordinary shares outstanding as of March 31, 2026 (excluding 8,410,463 Class Z ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans).

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2026, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class Y Ordinary Shares	Class Z Ordinary Shares	Total Ordinary	% of Beneficial Ownership	% of Aggregate Voting Power
Directors and Executive Officers**:
Rui Chen(1)	48,032,802	4,505,000	52,537,802	12.5%	42.4%
Ni Li(2)	7,200,000	2,120,000	9,320,000	2.2%	6.3%
Yi Xu(3)	24,467,208	2,945,000	27,412,208	6.6%	21.6%
JP Gan(4)	—	284,479	284,479	0.1%	0.0%
Eric He(5)	—	169,779	169,779	0.0%	0.0%
Feng Li(6)	—	—	—	—	—
Guoqi Ding(7)	—	—	—	—	—
Xin Fan	—	165,000	165,000	0.0%	0.0%
All Directors and Executive Officers as a Group	79,700,010	10,189,258	89,889,268	21.2%	70.3%
Principal Shareholders:
Entities affiliated with Rui Chen(8)	48,032,802	—	48,032,802	11.5%	42.4%
Tencent entities(9)	—	43,749,518	43,749,518	10.5%	3.9%
Entity affiliated with Yi Xu(10)	24,467,208	2,900,000	27,367,208	6.6%	21.6%

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

(1)

Represents (i) 48,032,802 Class Y ordinary shares directly held by Vanship Limited, a business company limited by shares incorporated in British Virgin Islands, and (ii) 4,505,000 Class Z ordinary shares issuable to Mr. Rui Chen upon exercise of options within 60 days after March 31, 2026. Vanship Limited is controlled by The Le Petit Prince Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Chen is the settlor of The Le Petit Prince Trust, and Mr. Chen and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Chen has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Vanship Limited in Bilibili, and, except for Mr. Chen, the other beneficiaries of the trust have no voting rights attached to such shares. There are certain limited circumstances in which the trustee would not be required to comply with such a direction (for example, where a direction may make the trustee subject to criminal sanction or civil liability or where a direction involves a transaction which might have an adverse impact on the reputation of the trustee). The above position would also not apply if Mr. Chen is incapacitated, has released his authority or nominated another person to have such authority in his place.

(2)

Represents (i) 7,200,000 Class Y ordinary shares directly held by Saber Lily Limited, a business company limited by shares incorporated in British Virgin Islands, and (ii) 2,120,000 Class Z ordinary shares issuable to Ms. Ni Li upon exercise of options within 60 days after March 31, 2026. Saber Lily Limited is controlled by The Fortuna Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Ms. Li is the settlor of The Fortuna Trust, and Ms. Li and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Saber Lily Limited in Bilibili, and, except for Ms. Li, the other beneficiaries of the trust have no voting rights attached to such shares. There are certain limited circumstances in which the trustee would not be required to comply with such a direction (for example, where a direction may make the trustee subject to criminal sanction or civil liability or where a direction involves a transaction which might have an adverse impact on the reputation of the trustee). The above position would also not apply if Ms. Li is incapacitated, has released her authority or nominated another person to have such authority in her place.

(3)

Represents (i) 24,467,208 Class Y ordinary shares and 2,900,000 Class Z ordinary shares in the form of ADSs directly held by Kami Sama Limited, a business company limited by shares incorporated in British Virgin Islands, and (ii) 45,000 Class Z ordinary shares in the form of ADSs held by Mr. Xu. Kami Sama Limited pledged an aggregate of 2,900,000 ADSs to secure its obligations under several prepaid variable forward sale contracts with an unaffiliated third party buyer, including its obligation to deliver to such third party up to an aggregate of 2,900,000 ADSs on the respective maturity dates of these contracts. This information is based on the Form 3 filed by Mr. Yi Xu on March 17, 2026. Kami Sama Limited is controlled by The Homur Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Yi Xu is the settlor of The Homur Trust, and Mr. Xu and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Xu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Kami Sama Limited in Bilibili, and, except for Mr. Xu, the other beneficiaries of the trust have no voting rights attached to such shares. There are certain limited circumstances in which the trustee would not be required to comply with such a direction (for example, where a direction may make the trustee subject to criminal sanction or civil liability or where a direction involves a transaction which might have an adverse impact on the reputation of the trustee). The above position would also not apply if Mr. Xu is incapacitated, has released his authority or nominated another person to have such authority in his place.

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
(8)

Represents 48,032,802 Class Y ordinary shares directly held by Vanship Limited, a business company limited by shares incorporated in British Virgin Islands. The registered address of Vanship Limited is Start Chambers, Wickham’s Cay II., P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

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

(10)

Represents 24,467,208 Class Y ordinary shares and 2,900,000 Class Z ordinary shares in the form of ADSs directly held by Kami Sama Limited, a business company limited by shares incorporated in British Virgin Islands. Kami Sama Limited pledged an aggregate of 2,900,000 ADSs to secure its obligations under several prepaid variable forward sale contracts with an unaffiliated third party buyer, including its obligation to deliver to such third party up to an aggregate of 2,900,000 ADSs on the respective maturity dates of these contracts. This information is based on the Form 3 filed by Mr. Yi Xu on March 17, 2026. The registered address of Kami Sama Limited is Start Chambers, Wickham’s Cay II., P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2026, 25,257,846 of our Class Z ordinary shares were held by two record holders in the United States, representing approximately 5.9% of our total outstanding shares on an as converted basis (including the 8,410,463 Class Z ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans). One of the holders is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 7.3% Class Z ordinary shares on record as of March 31, 2026. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Other Related Party Transactions

Purchases of goods and services. For the years ended December 31, 2023, 2024 and 2025, we purchased goods and promotional and other services amounting to RMB172.5 million, RMB124.0 million and RMB118.2 million (US$16.9 million), respectively, from certain related parties.

Sale of goods and services. For the years ended December 31, 2023, 2024 and 2025, we sold goods and live broadcasting and other services amounting to RMB12.7 million, RMB12.0 million and RMB17.8 million (US$2.5 million), respectively, to certain related parties.

Loans to an equity investee. In 2025, we provided interest-bearing loans to an equity investee of RMB270.0 million. The loans were non-trade in nature. The annual interest rate of the loans was 4.5%. For the years ended December 31, 2023, 2024 and 2025, the largest outstanding amount of the loans was RMB270.0 million. As of March 31, 2026, there is no outstanding balance of these loans on a consolidated basis.

Funds (from)/ to the Entity. In 2020, we established an entity with an independent third party and two entities each controlled by Mr. Rui Chen and Ms. Ni Li to acquire the land use rights for a parcel of land in Shanghai for future construction. We provided interest-bearing guaranteed loans to this entity for its operation. The annual interest rate of the loans was 3.6% as of December 31, 2025. For the years ended December 31, 2023, 2024 and 2025, the largest outstanding amount of the loans was RMB823.4 million. As of March 31, 2026, the outstanding balance of the loans to this entity was RMB868.1 million.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. We are currently involved in approximately 400 lawsuits based on allegations of infringement of third-party copyright due to the content posted on our platform, which are immaterial to our company on an individual basis or a collective basis. Material litigation or any other material legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

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

Under regulations issued by the State Administration of Press, Publication, Radio, Film and Television, the publication of each online game requires approval from the State Administration of Press, Publication, Radio, Film and Television, and after the institutional restructuring of the State Administration of Press, Publication, Radio, Film and Television, we currently apply with the National Press and Publication Administration for the approvals for publishing our games. As of the date of this annual report, we have obtained approvals from the National Press and Publication Administration for all of the domestic and imported online games exclusively operated by us which are in operation in the PRC. For the online games we jointly operate with third parties, we also require them to obtain requisite approvals from the National Press and Publication Administration. In 2023, 2024 and 2025, substantially all of the revenues from our jointly operated mobile games in China were contributed by approximately 30 of our online jointly operated mobile games in the PRC, and all of them have obtained approvals from the National Press and Publication Administration.

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

Cayman Islands Taxation

According to Walkers (Hong Kong), our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands, or produced before a court. In addition, the Cayman Islands does not impose withholding tax on dividend payments. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or Class Z ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or Class Z ordinary shares as “capital assets” (generally, property held for investment) under Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”), or a court will not take a contrary position. This discussion does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders who acquire their ADSs or Class Z ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or Class Z ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes or investors that have a functional currency other than the U.S. dollars, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address the U.S. federal estate and gift tax or minimum tax consequences of the ownership or disposition of our ADSs or Class Z ordinary shares, the Medicare tax on net investment income or any U.S. state, local or non-U.S. tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our ADSs or Class Z ordinary shares.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon the composition of our income and assets and projections as to the value of our assets, including goodwill and other unbooked intangibles not reflected on our balance sheet, we do not believe that we were a PFIC for the 2025 taxable year and we do not presently expect to be a PFIC for the current taxable year. While we do not expect to be or become a PFIC in the current taxable year, no assurance can be given that we are not or will not become classified as a PFIC because the determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend, in part, upon the composition of our assets and income, and the continued existence of our goodwill at that time. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market value of our ADSs from time to time (which may be volatile). The market price of the ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, our risk of becoming classified as a PFIC may substantially increase.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, (i) we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, (ii) our officers and directors are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and (iii) our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act.

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

Foreign exchange risk

Substantially all of our revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk other than with respect to our cash and cash equivalents and time deposits denominated in U.S. dollars and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of the investment in the ADSs will be affected by the exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

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

As of December 31, 2025, we had U.S. dollars-denominated cash and cash equivalents and time deposits of US$1,459.0 million. If the U.S. dollars had appreciated or depreciated by 10% against the Renminbi, we would have had an increase or decrease of RMB1,025.5 million of cash and cash equivalents and time deposits.

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

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2025, we were entitled to receive approximately US$0.3 million reimbursements from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense in connection with such programs.

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

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2025 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2023	2024	2025
	(RMB in thousands)
Audit fees(1)	9,564	8,061	8,064
Audit-related fees(2)	3,500	—	1,800
Tax fees(3)	1,183	84	52
Other fees(4)	150	—	—

(1)

“Audit fees” means the aggregate fees incurred for each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC and submitted to the Hong Kong Stock Exchange. In 2023, 2024 and 2025, the audit refers to financial statement audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)

“Audit-related fees” means the aggregate fees incurred in each of the fiscal years listed as a result of the issuance of comfort letters related to our offering of ADSs in January 2023 and the offering of our convertible notes and our Class Z ordinary shares in May 2025.

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

On November 14, 2024, our board of directors authorized a share repurchase program under which we may repurchase up to US$200 million of our ADSs and/or Class Z ordinary shares for the next 24 months, which we refer to as the 2024 Repurchase Program. The repurchases under the 2024 Repurchase Program may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable laws, rules and regulations. We used part of the proceeds from the offering of the 2030 Notes to fund the concurrent repurchase of 5,588,140 Class Z ordinary shares. We funded the other repurchases under the 2024 Repurchase Program from our existing cash balance.

The following table sets forth information about our repurchases made in the year 2025 under the share repurchase program described above.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs
May 2025(1)	5,588,140	US$	17.91	6,427,307	US$	83,548,523

December 2025	597,300	US$	24.62	7,024,607	US$	68,845,623

Total	6,185,440	US$	18.56	7,024,607	US$	68,845,623

Note:

(1)

In connection with the offering of the 2030 Notes, we repurchased 5,588,140 Class Z ordinary shares for an aggregate amount of HK$782.9 million (US$100.0 million as translated the offering date of the 2030 Notes) pursuant to our 2024 Repurchase Program.

A total of 2.9 million of our listed securities were repurchased for a total cost of US$68.8 million during the period from January 1, 2026 to the date of this annual report pursuant to the 2024 Share Repurchase Program. The 2024 Repurchase Program has been completed as of the date of this annual report and a total of 9.9 million of our listed securities were repurchased.

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
Strat
egy
We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.
We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, frequent testing of aspects of our security posture internally and with outside vendors, a robust incident response program, a review of the effectiveness of our security system with reference to applicable security standards by qualified third parties and regular cybersecurity awareness training for employees. Our IT department regularly monitors the performance of our platforms, apps and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.
As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.
Governance
Our board of directors is responsible for overseeing the cybersecurity risk management and be informed on risks from cybersecurity threats. The chief executive officer, the chief financial officer, and the principal officer in charge of the cybersecurity matters, who has over 10 years of experience as cybersecurity officer in large technology companies and extensive knowledge and skills in security product development, security risk management and security compliance, are responsible for discussing material cybersecurity incidents or threats with specific constituencies before sign-off,
ensuring thorough review of information and disclosures. This involves our disclosure committee (comprising the principal accounting officer or the head of financial reporting, the head of the legal department, the principal investor relations officer, the principal officer in charge of cybersecurity matters, and appropriate business unit heads of our company, as adjusted from time to time by the then incumbent committee members), as a whole, and the executive directors of our company; and other members of senior management and external legal counsel, to the extent appropriate. The chief executive officer, the chief financial officer, and the principal officer in charge of the cybersecurity matters are also responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident, maintaining oversight of the disclosure in Form
6-K
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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Bilibili Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Eighth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K, furnished with the Securities and Exchange Commission on September 29, 2022 (File No. 001-38429))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3) (incorporated herein by reference to Exhibit 4.3 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

2.2	Registrant’s Specimen Certificate for Class Z Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

2.3	Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the Form S-8, as amended, initially filed on July 18, 2018 (File No.333-226216))

2.4	Indenture, dated June 2, 2020 constituting US$800 million 1.25% Convertible Senior Notes Due 2027 (incorporated herein by reference to Exhibit 2.6 to the Form 20-F, as amended, initially filed on March 23, 2021 (File No. 001-38429))

2.5	Indenture, dated November 23, 2021 constituting US$1,600 million 0.50% Convertible Senior Notes Due 2026 (incorporated herein by reference to Exhibit 2.7 to the Form 20-F, as amended, initially filed on April 25, 2022 (File No. 001-38429))

2.6	Description of Securities (incorporated herein by reference to Exhibit 2.8 to the Form 20-F, as amended, initially filed on April 27, 2023 (File No. 001-38429))

2.7	Registrant’s Form of Class Z Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K, furnished with the Securities and Exchange Commission on March 23, 2021 (File No. 001-38429))

2.8*	Indenture, dated May 23, 2025 constituting US$690 million 0.625% Convertible Senior Notes Due 2030

4.1	Second Amended and Restated 2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form S-8, as amended, initially filed on October 3, 2024 (File No. 333-282475))

4.2	2024 Share Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Form S-8, as amended, initially filed on October 3, 2024 (File No. 333-282475))

4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1, as amended, initially filed on March 2, 2018 (File No.333-223405))

4.5	English translation of the form of Power of Attorney granted by the shareholders of VIEs (incorporated herein by reference to Exhibit 4.5 to the Form 20-F, as amended, initially filed on April 25, 2022 (File No. 001-38429))

Exhibit Number	Description of Document

4.6	English translation of the form of Equity Pledge Agreement among a WFOE, a VIE and shareholders of such VIE (incorporated herein by reference to Exhibit 4.6 to the Form 20-F, as amended, initially filed on April 25, 2022 (File No. 001-38429))

4.7	English translation of the form of Exclusive Business Cooperation Agreement between a WFOE and a VIE (incorporated herein by reference to Exhibit 4.7 to the Form 20-F, as amended, initially filed on April 25, 2022 (File No. 001-38429))

4.8	English translation of the form of Exclusive Option Agreement among a WFOE, a VIE and shareholders of such VIE (incorporated herein by reference to Exhibit 4.8 to the Form 20-F, as amended, initially filed on April 25, 2022 (File No. 001-38429))

4.9	English translation of the Letter of Undertakings granted by spouses of the shareholders of VIEs (incorporated herein by reference to Exhibit 4.9 to the Form 20-F, as amended, initially filed on April 25, 2022 (File No. 001-38429))

8.1*	Significant subsidiaries and the Principal Consolidated Affiliated Entities of the Registrant

11.1	Amended Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the Form 20-F, as amended, initially filed on April 25, 2022 (File No. 001-38429))

11.2	Second Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (incorporated herein by reference to Exhibit 11.2 to the Form 20-F, as amended, initially filed on March 25, 2025 (File No. 001-38429))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Walkers (Hong Kong)

15.2*	Consent of Jingtian & Gongcheng

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the Form 20-F, as amended, initially filed on March 27, 2024 (File No. 001-38429))

101.INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents

104	Cover Page formatted as Inline XBRL and contained in Exhibit 101

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Bilibili Inc.

By:	/s/ Rui Chen
Name: Rui Chen
Title: Chairman of the Board of Directors and Chief Executive Officer

Date: April 16, 2026

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Bilibili Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Bilibili Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive (loss)/income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.
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
Revenue recognition for
in-game
virtual items
As described in Note 2(v) to the consolidated financial statements, revenues from mobile game services were RMB6,394.6 million for the year ended December 31, 2025. Management recognized revenue from the sale of in-game
virtual items in exclusively distributed mobile games over the estimated average playing period of paying players, starting from the point-in-time
when related
in-game
virtual items are delivered to the paying players’ accounts. Management has estimated the average playing period of paying players for each game, usually between one to ten months. Management estimated the average playing period of paying players for each game, which involved the use of assumptions, related to the churn rates or the similarities between newly-launched games and existing games, when a new game is launched and only a limited period of paying player data is available.
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
Beijing, the People’s Republic of China
April 16, 2026
We have served as the Company’s auditor since 2017.

BILIBILI INC.
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share data)

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$ Note 2(e)
Assets
Current assets:
Cash and cash equivalents	10,249,382	12,183,538	1,742,223
Time deposits	3,588,475	5,522,327	789,682
Restricted cash	50,000	50,800	7,264
Accounts receivable, net	1,226,875	1,268,219	181,353
Amounts due from related parties	786,677	874,962	125,118
Prepayments and other current assets	1,148,111	1,203,037	172,032
Short-term investments	2,706,535	6,447,197	921,937

Total current assets	19,756,055	27,550,080	3,939,609

Non-current assets:
Property and equipment, net	589,227	695,105	99,399
Production cost, net	1,851,207	1,599,896	228,782
Intangible assets, net	3,201,012	3,109,603	444,667
Deferred tax assets	135,131	166,132	23,757
Goodwill	2,725,130	2,818,125	402,987
Long-term investments, net	3,911,592	4,761,653	680,907
Other long-term assets	529,146	467,169	66,804

Total non-current assets	12,942,445	13,617,683	1,947,303

Total assets	32,698,500	41,167,763	5,886,912

Liabilities
(including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB19,202.8 million and
RMB19,174.5 million as of December 31, 2024 and 2025, respectively) Current liabilities:

Accounts payable	4,801,416	5,497,415	786,120
Salary and welfare payable	1,599,482	1,710,322	244,573
Taxes payable	428,932	405,887	58,041
Short-term loans and current portion of long-term debt	1,571,836	4,860,846	695,092
Deferred revenue	3,802,307	4,661,863	666,638
Accrued liabilities and other payables	2,554,281	3,174,566	453,957
Amounts due to related parties	4,549	16,113	2,304

Total current liabilities	14,762,803	20,327,012	2,906,725

Non-current liabilities:
Long-term debt	3,264,153	4,775,871	682,940
Other long-term liabilities	567,631	516,317	73,832

Total non-current liabilities	3,831,784	5,292,188	756,772

Total liabilities	18,594,587	25,619,200	3,663,497

Commitments and contingencies (Note 19)

BILIBILI INC.
CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except for share data)

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$ Note 2(e)
Shareholders’ equity
Ordinary shares:
Class Y Ordinary Shares (US$0.0001 par value; 100,000,000 shares authorized, 83,715,114 shares issued and outstanding as of December 31, 2024; US$0.0001 par value; 100,000,000 shares authorized, 79,700,010 shares issued and outstanding as of December 31, 2025)	52	49	7
Class Z Ordinary Shares (US$0.0001 par value; 9,800,000,000 shares authorized, 337,546,303 shares issued, 332,838,671 shares outstanding as of December 31, 2024; 9,800,000,000 shares authorized, 341,134,100 shares issued, 335,018,102 shares outstanding as of December 31, 2025)	216	218	31
Additional paid-in capital	41,454,130	41,808,515	5,978,538
Statutory reserves	48,642	55,105	7,880
Accumulated other comprehensive income	266,816	183,786	26,281
Accumulated deficit	(27,661,459)	(26,474,391)	(3,785,787)

Total Bilibili Inc.’s shareholders’ equity	14,108,397	15,573,282	2,226,950

Noncontrolling interests	(4,484)	(24,719)	(3,535)

Total shareholders’ equity	14,103,913	15,548,563	2,223,415

Total liabilities and shareholders’ equity	32,698,500	41,167,763	5,886,912

The accompanying notes are an integral part of these consolidated financial statements.

BILIBILI INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME
(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$ Note 2(e)
Net revenues	22,527,987	26,831,525	30,347,766	4,339,673

Cost of revenues	(17,086,122)	(18,057,562)	(19,233,654)	(2,750,376)

Gross profit	5,441,865	8,773,963	11,114,112	1,589,297
Operating expenses:
Sales and marketing expenses	(3,916,150)	(4,401,655)	(4,394,107)	(628,348)
General and administrative expenses	(2,122,432)	(2,031,063)	(2,062,066)	(294,872)
Research and development expenses	(4,467,470)	(3,685,214)	(3,533,488)	(505,282)

Total operating expenses	(10,506,052)	(10,117,932)	(9,989,661)	(1,428,502)

(Loss)/Profit from operations	(5,064,187)	(1,343,969)	1,124,451	160,795
Other income/(expense):
Investment loss, net (including impairments)	(435,644)	(470,081)	(242,288)	(34,647)
Interest income	542,472	434,980	431,847	61,753
Interest expense	(164,927)	(89,193)	(150,572)	(21,532)
Exchange losses	(35,575)	(68,715)	(80,172)	(11,464)
Debt extinguishment gain/(loss)	292,213	(38,629)	(2)	*
Others, net	132,640	175,412	124,822	17,850

Total other income/(expense), net	331,179	(56,226)	83,635	11,960

(Loss)/Profit before income tax expenses	(4,733,008)	(1,400,195)	1,208,086	172,755
Income tax (expense)/benefit	(78,705)	36,544	(17,145)	(2,452)

Net (loss)/profit	(4,811,713)	(1,363,651)	1,190,941	170,303
Net (profit)/loss attributable to noncontrolling interests	(10,608)	16,851	2,590	370

Net (loss)/profit attributable to the Bilibili Inc.’s shareholders	(4,822,321)	(1,346,800)	1,193,531	170,673

Net (loss)/profit	(4,811,713)	(1,363,651)	1,190,941	170,303

Other comprehensive income/(loss):
Foreign currency translation adjustments	154,367	54,339	(83,030)	(11,874)
Total other comprehensive income/(loss)	154,367	54,339	(83,030)	(11,874)

Total comprehensive (loss)/income	(4,657,346)	(1,309,312)	1,107,911	158,429

Comprehensive (income)/loss attributable to noncontrolling interests	(10,608)	16,851	2,590	370

Comprehensive (loss)/income attributable to the Bilibili Inc.’s shareholders	(4,667,954)	(1,292,461)	1,110,501	158,799

Net (loss)/profit per share, basic	(11.67)	(3.23)	2.85	0.41
Net (loss)/profit per share, diluted	(11.67)	(3.23)	2.74	0.39
Net (loss)/profit per ADS, basic	(11.67)	(3.23)	2.85	0.41
Net (loss)/profit per ADS, diluted	(11.67)	(3.23)	2.74	0.39
Weighted average number of ordinary shares, basic	413,210,271	416,470,256	418,913,625	418,913,625
Weighted average number of ordinary shares, diluted	413,210,271	416,470,256	444,026,799	444,026,799
Weighted average number of ADS, basic	413,210,271	416,470,256	418,913,625	418,913,625
Weighted average number of ADS, diluted	413,210,271	416,470,256	444,026,799	444,026,799

*	Less than 1.

BILIBILI INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME (Continued)
(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$ Note 2(e)
Share-based compensation expenses included in:
Cost of revenues	63,724	84,178	104,684	14,970
Sales and marketing expenses	56,649	60,460	76,605	10,954
General and administrative expenses	596,950	568,194	561,330	80,269
Research and development expenses	415,321	403,380	427,916	61,191
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

BILIBILI INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)
(All amounts in thousands, except for share data)

	Ordinary shares
	Class Y Ordinary Shares		Class Z Ordinary Shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Noncontrolling interests	Total shareholders’ equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at Dece mb er 31, 2024	83,715,114	52	329,358,672	216	41,454,130	48,642	266,816	(27,661,459)	(4,484)	14,103,913
Net income/(loss)	—	—	—	—	—	—	—	1,193,531	(2,590)	1,190,941
Share-based compensation	—	—	—	—	1,170,535	—	—	—	—	1,170,535
Share issuance from exercise of share options	—	—	1,659,682	1	6,558	—	—	—	—	6,559
Share issuance from vest of restricted share units	—	—	2,931,952	3	—	—	—	—	—	3
Shares redesignation	(4,015,104)	(3)	4,015,104	3	—	—	—	—	—	—
Repurchase of shares	—	—	(6,185,440)	(5)	(822,708)	—	—	—	—	(822,713)
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	(17,605)	(17,605)
Derecognition of noncontrolling interests	—	—	—	—	—	—	—	—	(40)	(40)
Appropriation to statutory reserves	—	—	—	—	—	6,463	—	(6,463)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(83,030)	—	—	(83,030)

Balance at December 31, 2025	79,700,010	49	331,779,970	218	41,808,515	55,105	183,786	(26,474,391)	(24,719)	15,548,563

The accompanying notes are an integral part of these consolidated financial statements.

BILIBILI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$ Note 2(e)
Cash flows from operating activities:
Net (loss)/profit	(4,811,713)	(1,363,651)	1,190,941	170,303
Adjustments to reconcile net (loss)/profit to net cash provided by operating activities:
Depreciation of property and equipment	727,193	554,335	480,947	68,775
Amortization of intangible assets	2,003,199	1,772,400	1,545,189	220,959
Amortization of right-of-use assets	169,294	174,430	161,361	23,074
Amortization of debt issuance costs	23,299	10,949	7,241	1,035
Share-based compensation expenses	1,132,644	1,116,212	1,170,535	167,384
(Reversal of)/Allowance for expected credit losses	(16,000)	109,801	27,754	3,969
Inventory provision	10,431	18,744	1,821	260
Deferred income taxes	(25,376)	(110,118)	(47,545)	(6,799)
Unrealized exchange losses/(gains)	931	(2,509)	(9,992)	(1,429)
Unrealized fair value changes of investments	66,462	22,763	21,112	3,019
Loss on disposal of property and equipment	646	3,214	3,952	565
Termination expenses of certain game projects	354,811	—	—	—
Gain from disposal of subsidiaries and long-term investments	(3,857)	(11,000)	(15,392)	(2,200)
Loss from equity method investments	112,142	40,471	37,286	5,332
Revaluation of previously held equity interests	86,680	—	—	—
Impairments and loss of long-term investments	278,891	486,456	343,729	49,153
(Gain)/loss of convertible senior notes repurchase	(292,213)	38,629	2	*
Changes in operating assets and liabilities:
Accounts receivable	(262,215)	251,244	(9,538)	(1,364)
Amounts due from related parties	75,273	(66,910)	(63,260)	(9,046)
Prepayments and other assets	342,537	273,362	192,012	27,457
Other long-term assets	185,783	51,154	(38,424)	(5,495)
Accounts payable	(60,458)	615,154	585,770	83,764
Salary and welfare payable	(182,171)	380,127	106,225	15,190
Taxes payable	29,006	83,682	49,403	7,065
Deferred revenue	133,902	848,219	859,556	122,915
Accrued liabilities and other payables	341,102	779,294	568,420	81,283
Amounts due to related parties	(12,007)	(348)	11,564	1,654
Other long-term liabilities	(141,594)	(61,250)	(33,561)	(4,800)

Net cash provided by operating activities	266,622	6,014,854	7,147,108	1,022,023

Cash flows from investing activities:
Purchase of property and equipment	(181,897)	(465,367)	(512,858)	(73,338)
Purchase of intangible assets	(1,148,247)	(1,289,744)	(1,314,441)	(187,963)
Purchase of short-term investments	(13,547,650)	(36,969,524)	(85,638,931)	(12,246,204)
Maturity of short-term investments	16,328,255	37,007,903	81,815,086	11,699,402
Cash consideration (paid for)/acquired from purchase of subsidiaries, net of consideration paid and cash acquired	(70,000)	—	27,350	3,911
Cash paid for long-term investments including loans	(132,602)	(227,416)	(1,743,206)	(249,275)
Loans and advances from investees	684,834	78,968	13,000	1,859
Cash received from disposal/return of long-term assets	100,574	74,307	92,300	13,199
Placement of time deposits	(9,961,925)	(5,833,946)	(10,490,794)	(1,500,164)
Maturity of time deposits	9,690,806	7,486,732	8,411,880	1,202,883

Net cash provided by/(used in) investing activities	1,762,148	(138,087)	(9,340,614)	(1,335,690)

Cash flows from financing activities:
Proceeds of short-term and long-term loans	1,950,482	5,149,000	2,699,000	385,952
Repayment of short-term loans and long-term loans	(2,032,295)	(1,908,696)	(2,681,000)	(383,378)
Purchase of noncontrolling interests	(7,027)	—	(1,067)	(153)
Proceeds from exercise of employees’ share options	2	10,268	6,559	938
Proceeds from issuance of ordinary shares, net of issuance costs	2,689,380	—	—	—
Proceeds from issuance of convertible notes	—	100,000	4,886,978	698,828
Repurchase of shares	—	(117,523)	(822,713)	(117,645)
Repurchase of convertible senior notes	(7,675,227)	(6,058,432)	(474)	(68)

Net cash (used in)/provided by financing activities	(5,074,685)	(2,825,383)	4,087,283	584,474

Effect of exchange rate changes on cash and cash equivalents and restricted cash held in foreign currencies	100,349	6,177	41,179	5,888
Net (decrease)/increase in cash and cash equivalents and restricted cash	(2,945,566)	3,057,561	1,934,956	276,695
Cash and cash equivalents and restricted cash at beginning of the year	10,187,387	7,241,821	10,299,382	1,472,792

Cash and cash equivalents and restricted cash at end of the year	7,241,821	10,299,382	12,234,338	1,749,487

*	Less than 1.

BILIBILI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(All amounts in thousands)

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$ Note 2(e)
Including:
Cash and cash equivalents at end of the year	7,191,821	10,249,382	12,183,538	1,742,223
Restricted cash at end of the year	50,000	50,000	50,800	7,264
Supplemental disclosures of cash flows information:
Cash paid for income taxes, net of tax refund	103,391	87,217	63,123	9,026
Cash paid for interest expense	167,291	93,809	125,109	17,890
Supplemental schedule of non-cash investing and financing activities:
Property and equipment purchases financed by accounts payable	65,377	35,510	183,095	26,182
Acquisitions and investments financed by payables	(80,000)	(7,596)	22,740	3,252
Intangible assets purchases financed by payables	783,828	767,387	686,486	98,166
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
In January 2023, the Company completed the offering of 15,344,000 ADSs at US$26.65 per ADS. The amount of net proceeds from such offering (after deducting all applicable costs and expenses including but not limited to selling commission) was approximately US$396.9 million (RMB2.7 billion). Shortly thereafter, the Company completed the repurchase of an aggregate principal amount of US$384.8 million (RMB2.6 billion) of its outstanding 0.5% convertible senior notes due December 2026 with an aggregate purchase price of US$331.2 million (RMB2.2 billion), which was funded by the net proceeds from the ADS Offering.
As of December 31, 2025, the Company’s major subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

Major Subsidiaries	Place and Year of Incorporation	Percentage of Direct or Indirect Economic Ownership	Principal Activities
Bilibili HK Limited	Hong Kong, 2014	100	Investment holding
Hode HK Limited	Hong Kong, 2014	100	Investment holding
Chaodian HK Limited	Hong Kong, 2019	100	Investment holding
Bilibili Co., Ltd.	Japan, 2014	100	Business development
Hode Shanghai Limited (“Hode Shanghai”)	PRC, 2014	100	Technology development 1
Shanghai Bilibili Technology Co., Ltd.	PRC, 2016	100	Technology development 1
Chaodian (Shanghai) Technology Co., Ltd.	PRC, 2019	100	E-commerce and advertising 1

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Operations (Continued)

Major VIEs and VIEs’ subsidiaries	Place and Year of Incorporation	Percentage of Direct or Indirect Economic Interest	Principal Activities
Shanghai Hode Information Technology Co., Ltd. (“Hode Information Technology”)	PRC, 2013	100*	Mobile game operation 2
Shanghai Kuanyu Digital Technology Co., Ltd. (“Shanghai Kuanyu ”)	PRC, 2014	100*	Video distribution and game distribution 2
Sharejoy Network Technology Co., Ltd. (“Sharejoy Network”)	PRC, 2014	100*	Game distribution 2
Shanghai Hehehe Culture Communication Co., Ltd. (“Shanghai Hehehe”)	PRC, 2014	100*	Comics distribution 2
Shanghai Anime Tamashi Cultural Media Co., Ltd. (“Shanghai Anime Tamashi”)	PRC, 2015	100*	E-commerce platform 2

*	Hode Shanghai is the primary beneficiary of the major VIEs and VIEs’ subsidiaries.
1	These companies were established in the PRC in the form of wholly foreign-owned enterprises.
2	These companies were established in the PRC in the form of investments solely by legal corporations or controlled by natural person(s).

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
Equity Pledge Agreements.
Pursuant to the equity pledge agreements, among the Company’s relevant subsidiaries, the VIEs and its nominee shareholders, the nominee shareholders of the VIEs pledged all of their equity interests in the VIEs to guarantee their and the VIEs’ performance of their obligations under the contractual arrangements. In the event of a breach by the VIEs or the VIEs’ shareholders of contractual obligations under these agreements, the Company’s relevant subsidiaries, as pledgee, will be entitled the right to dispose of the pledged equity interests in the VIEs. The nominee shareholders of the VIEs also undertake that, during the term of the equity pledge agreements, they shall not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the equity pledge agreements, the Company’s relevant subsidiaries have the right to receive all of the dividends and profits distributed on the pledged equity interests. The pledge will remain binding until the VIEs and their nominee shareholders discharge all their obligations under the contractual arrangements.

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Operations (Continued)

Risks in relation to the VIE structure
A significant part of the Group’s business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary. In the opinion of management, the contractual arrangements with the VIEs and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders are also shareholders of the Group and have indicated they will not act contrary to the contractual arrangements. However, there are uncertainties regarding the interpretation and application of current or future PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the nominee shareholders of the VIE were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.
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
The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs in the Group’s consolidated financial statements. In the opinion of management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group believes that the contractual arrangements among each of the VIEs, their respective shareholders and relevant wholly foreign-owned enterprises are in compliance with PRC law and are legally enforceable. The Group’s operations depend on the VIEs to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. Management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements. Conflicts of interest may arise between the roles of them as shareholders, directors or officers of the Group and as shareholders of the VIEs.

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Operations (Continued)

The following combined financial information of the consolidated VIEs and VIEs’ subsidiaries as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 included in the accompanying consolidated financial statements of the Group was as follows:

	December 31, 2024	December 31, 2025
	RMB in thousands
Cash and cash equivalents	2,108,946	2,199,181
Time deposits	21,560	21,015
Restricted cash	50,000	50,800
Accounts receivable, net	623,464	718,182
Amounts due from Group companies	532,700	647,082
Amounts due from related parties	17,233	55,696
Prepayments and other current assets	382,386	492,189
Short-term investments	537,432	1,086,199
Long-term investments, net	1,714,647	1,417,457
Other non-current assets	4,647,176	4,740,489

Total assets	10,635,544	11,428,290

Accounts payable	3,650,374	4,003,546
Salary and welfare payables	426,568	346,391
Taxes payable	135,235	107,549
Short-term loans	600,000	347,458
Deferred revenue	2,727,174	3,111,282
Accrued liabilities and other payables	895,670	1,139,511
Amounts due to Group companies	10,362,724	9,653,655
Amounts due to related parties	4,463	15,631
Other long-term payables	400,630	449,488

Total liabilities	19,202,838	19,174,511

Total Bilibili Inc’s shareholders’ deficit	(8,575,962)	(7,736,087)
Noncontrolling interests	8,668	(10,134)

Total shareholders’ deficit	(8,567,294)	(7,746,221)

Total liabilities and shareholders’ deficit	10,635,544	11,428,290

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Operations (Continued)

	For the Year Ended December 31,
	2023	2024	2025
	RMB in thousands
Third-party revenues	14,642,361	17,393,878	19,024,454
Inter-company revenues	990,698	916,759	655,135

Total revenues	15,633,059	18,310,637	19,679,589
Third-party costs and expenses	(15,591,936)	(16,539,124)	(16,790,742)
Inter-company consulting and services costs and expenses	(581,599)	(1,282,159)	(1,787,349)
Other inter-company costs and expenses	(282,725)	(154,393)	(80,912)

Total costs and expenses	(16,456,260)	(17,975,676)	(18,659,003)
(Loss)/profit from non-operations	(263,022)	243,418	(187,983)

(Loss)/profit before income tax expenses	(1,086,223)	578,379	832,603
Income tax (expense)/benefit	(31,321)	45,147	1,946

Net (loss)/profit	(1,117,544)	623,526	834,549
Net (profit)/loss attributable to noncontrolling interests	(9,587)	17,135	1,198

Net (loss)/profit attributable to Bilibili Inc.’s shareholders	(1,127,131)	640,661	835,747

	For the Year Ended December 31,
	2023	2024	2025
	RMB in thousands
Consulting and services charges from Group companies	(760,716)	(640,317)	(502,146)
Other operating cashflow from/(to) Group companies	1,822,310	(129,306)	300,256
Operating cashflow from third-parties	828,787	4,815,447	4,030,640

Net cash provided by operating activities	1,890,381	4,045,824	3,828,750

Purchase of short-term investments	(1,126,000)	(8,204,894)	(28,929,559)
Maturity of short-term investments	1,126,500	7,873,769	28,382,380
Placement of time deposits	(5,701)	(28,500)	(25,768)
Maturity of time deposits	5,701	11,424	25,768
Other investing activities	(944,970)	(1,091,578)	(868,145)

Net cash used in investing activities	(944,470)	(1,439,779)	(1,415,324)

Investments and loans to Group companies	(695,870)	(1,700,509)	(1,845,421)
Other financing activities	92,265	(698,000)	(481,000)

Net cash used in financing activities	(603,605)	(2,398,509)	(2,326,421)

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Operations (Continued)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting up to RMB544.0 million as of December 31, 2024 and 2025, as well as certain non-distributable
statutory reserves amounting to RMB34.8 million and RMB39.9 million, respectively, as of December 31, 2024 and 2025. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.
Liquidity
The Group incurred net losses of RMB
4,811.7
 million and RMB
1,363.7
 million for the years ended December 31, 2023 and 2024, respectively, and net profit of RMB1,190.9 million for the year ended December 31, 2025. Net cash provided by operating activities was RMB266.6 million, RMB
6,014.9
 million and RMB7,147.1 million for the years ended December 31, 2023, 2024 and 2025, respectively. Accumulated deficit was RMB
27,661.5
 million and RMB
26,474.4

million as of December 31, 2024 and 2025, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments. Historically, the Group has relied principally on both operational sources of cash and non-operational
sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling costs and operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. In the past, the Group has been continuously receiving financing support from outside investors. In January 2023, the Group completed an offering of 15,344,000 American depositary shares (the “ADS Offering”) to fund the repurchase of its outstanding convertible senior notes of US$331.2 million, and to replenish the cash reserve for other capital purpose with the remaining net proceeds of US$68.8 million. In May 2025, the Group completed an offering of US$
690.0 million in aggregate principal amount of convertible senior notes due 2030 (the “Notes Offering”), with an interest rate of 0.625% per year. The Group raised total net proceeds of approximately US$678.1 million from the Notes Offering, after deducing the initial purchasers’ commissions and expenses. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. Based on the above considerations, the Group believes the cash and cash equivalents and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the consolidated financial statements. The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

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
A consolidated VIE is an entity in which the Company’s subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks and enjoys the rewards normally associated with ownership of the entity, and therefore the Company’s subsidiary is the primary beneficiary of the entity.
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

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

c) Use of estimates
The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimate includes determination of the average playing period for paying players in the mobile game services.
d) Functional currency and foreign currency translation
The Group uses Renminbi (“RMB”) as its reporting currency. The Company and several of its overseas subsidiaries use US$ or their respective local currencies as their functional currency. The functional currency of the Group’s PRC entities is RMB.
In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive income/(loss) on the consolidated statements of operations and comprehensive (loss)/income.
Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in exchange losses on the consolidated statements of operations and comprehensive (loss)/income.
e) Convenience Translation
Translations of balances on the consolidated balance sheets, consolidated statements of operations and comprehensive (loss)/income and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1.00 =RMB6.9931, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2025. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at such rate.

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

b.
Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the assets or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

c.	Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.
The Group’s financial instruments include cash and cash equivalents, restricted cash, time deposits, accounts receivable, other receivables, amounts due from/to related parties, short-term investments, accounts payable, short-term loans, accrued liabilities and other payables of which the carrying values approximate their fair values. Please see Note 22 for additional information.

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

g) Cash and cash equivalents, restricted cash and time deposits
Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in the United States of America and China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2024 and 2025, there were cash on hand and demand deposits with terms less than three months denominated in U.S. dollars amounting to approximately US$395.2 million and US$716.0 million, respectively (equivalent to approximately RMB2,840.7 million and RMB5,032.6 million, respectively). As of December 31, 2024 and 2025, the Group had cash held in accounts managed by online payment platforms such as Alipay and Paypal in connection with the collection of online service fees for a total amount of RMB65.9 million and RMB86.8 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.
As of December 31, 2024 and 2025, the Group had approximately RMB8,165.7 million and RMB8,763.7 million cash and cash equivalents held by its PRC subsidiaries and the VIEs, representing 80% and 72% of total cash and cash equivalents of the Group, respectively.
Time deposits represent deposits placed with banks with original maturities more than three months but less than one year. As of December 31, 2024 and 2025, there were time deposits denominated in U.S. dollars amounting to approximately US$499.2 million, and US$743.0 million, respectively (equivalent to approximately RMB3,588.5 million and RMB5,222.4 million, respectively).
The Group had no other lien arrangements for the years ended December 31, 2023, 2024 and 2025. Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the consolidated balance sheets. As of December 31, 2024 and 2025, the restricted cash balances were RMB50.0 million and RMB50.8 million, respectively.
h) Receivables, net
The Group’s accounts receivable, amount
s
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

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

h) Receivables, net (Continued)
The Group recorded a provision for current expected credit losses. The following table sets out movements of the allowance for expected credit losses for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB in thousands
Beginning balance	305,535	219,201	283,993
(Reversal)/Provisions	(16,000)	109,801	27,754
Write-offs	(70,334)	(45,009)	(94,834)

Ending balance	219,201	283,993	216,913

i) Inventories, net
Inventories, mainly represent products for the Group’s
e-commerce
business, are stated at the lower of cost or net realizable value on the consolidated balance sheets. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write downs are recorded in cost of revenues on the consolidated statements of operations and comprehensive (loss)/income. Certain costs attributable to buying and receiving products, such as purchase freights, are included in cost of inventories.
j) Property and equipment, net
Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized on the consolidated statements of operations and comprehensive (loss)/income.

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

Licensed copyrights of content	shorter of the licensed period or projected useful life of the content, mainly vary from 1 to 10 years

License rights of mobile games	shorter of the licensed period or projected useful life of mobile games, mainly vary from 1 to 3 years

Intellectual property and others	1 - 15 years, based on the underlying intangible assets expected to contribute to the future cash flows
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
o) Sales and marketing expenses
Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and other compensation-related expenses to the Group’s sales and marketing personnel. Marketing and promotional expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all marketing and promotion costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2023, 2024 and 2025, the marketing and promotional expenses were RMB3,131.0 million, RMB3,562.3 million and RMB3,572.2 million, respectively.
p) General and administrative expenses
General and administrative expenses consist primarily of salaries and other compensation-related expenses to the Group’s general and administrative personnel, professional fees, rental expenses and allowance for expected credit losses.

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
The Group leases office space under
non-cancelable
operating lease agreements, which mainly expire at various dates through 202
8
. As of December 31, 2024 and 2025, the Group’s operating leases had a weighted average remaining lease term of 1.8 years and 1.6 years and a weighted average discount rate of 4.70% and 4.45%, respectively. Future lease payments under operating leases as of December 31, 2025 were as follows:

December 31, 2025
RMB in thousands
2026	150,655
2027	16,409
2028 and thereafter	19,969

Total future lease payments	187,033
Less: Impact of discounting remaining lease payments	(3,880)

Total lease liabilities	183,153

Operating lease cost for the years ended December 31, 2023, 2024 and 2025 was RMB198.7 million, RMB193.3 million and RMB184.2 million, respectively, which excluded cost of short-term contracts. Short-term lease cost for the years ended December 31, 2023, 2024 and 2025 was immaterial. Supplemental cash flow information related to operating leases was as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB in thousands
Cash payments for operating leases	206,518	198,418	187,876
Right-of-use assets (released)/obtained in exchange for operating lease liabilities	(60,910)	15,979	46,917

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
The Group recognizes the estimated compensation cost of restricted share units with service and/or performance conditions based on the fair value of its ordinary shares on the date of the grant.
For share-based awards granted with service conditions only, share-based compensation expenses are recorded net of estimated forfeitures using straight-line method during the requisite service period, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.
For share-based awards granted with performance conditions, share-based compensation expenses are recognized over the requisite service period when the vesting of the award becomes probable.
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
In accordance with ASC 825,
Financial Instruments
, for financial products with variable interest rates referenced to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value. Changes in the fair value of these investments are reflected on the consolidated statements of operations and comprehensive (loss)/income as “Investment loss, net (including impairments)”. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period.

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

t) Investments (Continued)
Short-term investments (continued)
For investments in publicly traded companies, the Group carries the investments at fair value at the end of each reporting period. Changes in the fair value of these investments are reflected on the consolidated statements of operations and comprehensive (loss)/income as “Investment loss, net (including impairments)”.
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
Equity investments accounted for using the equity method
The Group applies the equity method of accounting to account for equity investments and limited partnership in private equity funds, according to ASC 323
Investment—Equity Method and Joint Ventures
, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records the investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investments on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize its proportionate share of each equity investee’s net income or loss into earnings and cash distributions from investees, after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized as “Investment loss, net (including impairments)” in the consolidated statements of operations and comprehensive (loss)/income when the decline in value is determined to be other-than-temporary.

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

t) Investments (Continued)
Long-term investments, net (continued)
Investments accounted for at fair value
In accordance with ASC 825,
Financial Instruments
, for financial products with variable interest rates referenced to performance of underlying assets and with original maturities greater than one year, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value. Changes in the fair value of these investments are reflected on the consolidated statements of operations and comprehensive (loss)/income as “Investment loss, net (including impairments)”.
u) Taxation
Income taxes
Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the assets and liabilities method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of operations and comprehensive (loss)/income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more-likely-than-not
that some portion of, or all of the deferred tax assets will not be realized.
Uncertain tax positions
In order to assess uncertain tax positions, the Group applies a more-likely-than-not
threshold and a
two-step
approach for the tax position measurement and financial statement recognition. Under the two-step
approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not
that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likelihood of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under income tax expenses in its consolidated statements of operations and comprehensive (loss)/income. The Group did not have any material unrecognized uncertain tax positions as of and for the years ended December 31, 2023, 2024 and 2025, respectively. The Group also did not expect any material increase or decrease in unrecognized tax liability within 12 months following the reporting date.

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

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

v) Revenue recognition (continued)
Mobile game services (continued)
Proceeds earned from selling
in-game
virtual items are shared between the Group and the third-party game developers, with the amount paid to the third-party game developers generally calculated based on amounts paid by paying players, after deducting the fees paid to the payment channels and the distribution channels. Fees paid to third-party game developers, distribution channels and payment channels are recorded as “Cost of revenues” on the consolidated statements of operations and comprehensive (loss)/income.
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

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

v) Revenue recognition (continued)
Value-added services (“VAS”)
The Group offers premium membership, live broadcasting and other value-added services to the customers.
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
Under the arrangements with the hosts, the Group shares with them a portion of the revenues derived from the sales of virtual items. The portion paid to hosts is recognized as “Cost of revenues” on the consolidated statements of operations and comprehensive (loss)/income.
The Group’s other value-added services revenues are primarily derived from the provision of premium contents to third parties such as fan charging program. Revenues generated from these businesses are recognized when related services are rendered.
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
Net revenues presented on the consolidated statements of operations and comprehensive (loss)/income are net of sales discount and value-added tax.
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
Deferred revenue relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance from game players in mobile games, from customers in advertising services, live broadcasting services and other VAS, and
e-commerce
platforms. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the receipts in advance balance at the beginning of the year was RMB2,760.5 million, RMB2,944.9 million and RMB3,715.6 million for the years ended December 31, 2023, 2024 and 2025, respectively.

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
The Group expenses the costs to obtain a contract as incurred when the amortization period is one year or less.
The following table presents the Group’s net revenues disaggregated by revenue sources:

	For the Year Ended December 31,
	2023	2024	2025
	RMB in thousands
Value-added services	9,910,080	10,999,137	11,928,286
Advertising	6,412,040	8,189,175	10,058,430
Mobile games	4,021,137	5,610,323	6,394,638
IP derivatives and others	2,184,730	2,032,890	1,966,412

Total net revenues	22,527,987	26,831,525	30,347,766

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

w) Cost of revenues
Cost of revenues consists primarily of revenue sharing costs to mobile games developers and distribution channels and payment channels, revenue sharing with the hosts and content creators, staff costs, content costs, server and bandwidth service costs, depreciation expenses and other direct costs of providing these services as well as cost of merchandise sold. These costs are charged to the consolidated statements of operations and comprehensive (loss)/income as incurred.
x) Others, net
Others, net in the consolidated statements of operations and comprehensive (loss)/income primarily consist of government grants recognized as income by the Group for the years ended December 31, 2023, 2024 and 2025. Government grants mainly represent subsidies for operating business in certain jurisdictions and fulfilment of certain obligations. Government grants are recognized as income when all conditions attached to the grants have been fulfilled and it is probable to be received.
y) Related parties
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

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

z) Net (loss)/profit per share
(Loss)/Profit per share is computed in accordance with ASC 260,
Earnings per Share
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
Basic net (loss)/profit per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net (loss)/profit per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the exercise of outstanding share options and restricted share units using the treasury stock method and ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes, December 2026 Notes and 2030 Notes using the if-converted
method. The computation of diluted net (loss)/profit per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net (loss)/profit per share. Net (loss)/profit per ordinary share is computed on Class Y Ordinary Shares and Class Z Ordinary Shares combined basis, because both classes have the same dividend rights in the Company’s undistributed net income.
aa) Statutory reserves
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
The following table presents the Group’s appropriations to general reserve funds and statutory surplus funds for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB in thousands
Appropriations to general reserve funds and statutory surplus funds	8,576	3,893	6,463

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

bb) Noncontrolling interests
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
cc) Comprehensive income/(loss)
Comprehensive income/(loss) is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income, as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.
dd) Segment reporting
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

ee)
Recently issued accounting pronouncements
In November, 2024, the FASB issued ASU
No. 2024-03,
Income Statement (Topic 220)- Reporting Comprehensive Income- Expense Disaggregation Disclosures (Subtopic
220-40).
ASU
No. 2024-03
requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating the impact of the above new accounting pronouncement or guidance on the consolidated financial statements.
In July 2025, the FASB issued
ASU No.
2025-05,
Financial Instruments—Credit Losses (Topic
326)
: Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU
No. 2025-05
provides a practical expedient that permits an entity to assume that current economic conditions as of the balance sheet date do not change for the remaining life of the asset. Further, the ASU allows an entity, other than a public business entity, that elects the practical expedient to make an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses. ASU
2025-05
is effective for the Company for annual periods beginning after December
15
,
2025
. The ASU is applied prospectively and early adoption is permitted. The Group does not expect the adoption of ASU
2025-05
to have a material effect on its consolidated financial statements.
In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832). ASU No. 2025-10 establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance is effective for public business entities in annual periods beginning after December 15, 2028 (including interim periods within) and one year later for all other entities, with early adoption permitted. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.
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
ff)
Recently adopted accounting pronouncements
ASU
2023-09
In December, 2023, the FASB issued ASU
2023-09
“Income Taxes (Topic 740): Improvements to Income Tax Disclosures” to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. The Group adopted this ASU on a prospective basis effective January 1, 2025. Refer to Note 10(a) for the inclusion of new disclosures required.
Other accounting standards adopted by the Group effective January 1, 2025 did not have a significant impact on its consolidated financial statements.

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Concentrations and Risks

a) Telecommunications service provider
The Group relied on telecommunications service providers and their affiliates for servers and bandwidth services to support its operations for the years ended December 31, 2023, 2024 and 2025 as follows:

	For the Year Ended December 31,
	2023	2024	2025
Total number of telecommunications service providers	116	115	116
Number of service providers providing 10% or more of the Group’s servers and bandwidth expenditure	2	4	4
Total percentage of the Group’s servers and bandwidth expenditure provided by 10% or greater service providers	23%	53%	57%
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
c) Credit risk
The Group’s financial instruments potentially subject to significant concentrations of credit risk primarily consist of cash and cash equivalents, time deposits, restricted cash, accounts receivable, financial products (recorded in the short-term and long-term investments) with variable interest rates referenced to performance of underlying assets issued by well-known banks. As of December 31, 2024 and 2025, substantially all of the Group’s cash and cash equivalents, restricted cash and time deposits were held in major financial institutions located in the United States of America and China, which management consider being of high credit quality
. Accounts receivable is typically unsecured and is primarily derived from revenue earned from advertising, VAS and mobile game services (mainly relates to remittances due from payment channels and distribution channels).
The following table presents distribution channel and customer that had receivable balance exceeding
10
% of the Group’s gross accounts receivable balance as of December
31
,
2024
and
2025
.

RMB in thousands	December 31, 2024	December 31, 2025
Distribution channel A	192,405	277,128
Customer A	168,503	<10%
Customer B	<10%	194,971

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Concentrations and Risks (Continued)

d) Major customers and supplying channels
No single customer represented 10% or more of the Group’s net revenues for the years ended December 31, 2023, 2024 and 2025, respectively.
The Group relied on a distribution channel to publish and generate the iOS version of its mobile games. There is no single distribution channel of mobile games generated 10% or more of the Group’s net revenues for the years ended December 31, 2023, 2024 and 2025, respectively.
4. Prepayments and Other Current Assets
The following is a summary of prepayments and other current assets:

	December 31, 2024	December 31, 2025
	RMB in thousands
Prepayments for revenue sharing cost*	305,818	338,510
Inventories, net	255,185	212,480
Prepayments for value-added tax	172,756	173,839
Deposits	138,561	170,579
Interest income receivable	78,343	102,365
Prepayments to inventory suppliers	39,584	66,408
Prepayments of marketing and other operational expenses	64,065	50,977
Prepayments for content cost	20,064	26,446
Prepayments /receivables relating to jointly invested content	2,250	19,508
Loans to investees or ongoing investments	21,465	66
Others	50,020	41,859

Total	1,148,111	1,203,037

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
services to
end-users.

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Short-term Investments
The following is a summary of short-term investments:

	December 31, 2024	December 31, 2025
	RMB in thousands
Financial products	2,281,780	6,123,586
Investments in publicly traded companies	424,755	323,611

Total	2,706,535	6,447,197

The Group’s short-term investments primarily include financial products with variable interest rates referenced to the performance of underlying assets issued by well-known banks or shares of publicly traded companies, which the Group intends to sell within twelve months.
For the years ended December 31, 2023, 2024 and 2025, the Group recorded investment loss of RMB187.6 million, investment income of RMB69.5 million and RMB77.1 million related to short-term investments on the consolidated statements of operations and comprehensive (loss)/income, respectively.
6. Property and Equipment, Net
The following is a summary of property and equipment, net:

	December 31, 2024	December 31, 2025
	RMB in thousands
Servers and computers	3,406,915	3,849,135
Leasehold improvements	222,925	218,490
Others	64,799	53,916

Total	3,694,639	4,121,541
Less: accumulated depreciation	(3,105,412)	(3,426,436)

Net book value	589,227	695,105

Depreciation expenses were RMB727.2 million, RMB554.3 million and RMB480.9 million for the years ended December 31, 2023, 2024 and 2025, respectively. No impairment was recognized for any of periods presented.

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Intangible Assets, Net
The following is a summary of intangible assets, net:

	As of December 31, 2024
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB in thousands
Licensed copyrights of content	8,804,134	(6,686,903)	2,117,231
License rights of mobile games	310,676	(240,913)	69,763
Intellectual property and others	2,374,595	(1,360,577)	1,014,018

Total	11,489,405	(8,288,393)	3,201,012

	As of December 31, 2025
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB in thousands
Licensed copyrights of content	9,647,998	(7,647,389)	2,000,609
License rights of mobile games	282,941	(240,657)	42,284
Intellectual property and others	2,668,841	(1,602,131)	1,066,710

Total	12,599,780	(9,490,177)	3,109,603

Amortization expenses were RMB
2,003.2
 million, RMB
1,772.4
 million and RMB
1,545.2
 million for the years ended December 31, 2023, 2024 and 2025, respectively.
No
impairment charge was recognized for any of the periods presented.
In 2025, one investee company of the Group entered into share repurchase agreements with its certain shareholders and the consideration was settled with its own cash balance. Upon the completion of this transaction, the equity interests held by the Group has been increased proportionally from 29.9% as of December 31, 2024 to 56.6% as of December 31, 2025. This investee company has thereafter become a consolidated subsidiary of the Group. Intangible assets and goodwill of RMB 246.0 million and RMB 93.0 million were recognized upon completion of the transaction.
As
 of December 31, 2025, the licensed copyrights of content have weighted-average useful lives of
4.86
years.
The intangible assets amortization expense for future years is expected to be as follows:

Intangible assets amortization expense
RMB in thousands
2026	1,223,369
2027	760,986
2028	444,804
2029	286,956
2030	217,365
Thereafter	176,123

Total expected amortization expense	3,109,603

8. Goodwill

	December 31, 2024	December 31, 2025
	RMB in thousands
Beginning balance	2,725,130	2,725,130
Additions (Note 7)	—	92,995

Ending balance	2,725,130	2,818,125

No impairment charge was recognized for the years ended December 31, 2023, 2024 and 2025, respectively.

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Long-term Investments, Net
The Group’s long-term investments primarily consist of equity investments accounted for using the measurement alternative, equity investments accounted for using the equity method and other investments accounted for at fair value.

	December 31, 2024	December 31, 2025
	RMB in thousands
Equity investments accounted for using the measurement alternative	1,917,527	1,573,436
Equity investments accounted for using the equity method	1,834,070	1,799,967
Investments accounted for at fair value	159,995	1,388,250

Total	3,911,592	4,761,653

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
A re-measurement loss of RMB
86.7
million,
nil
and
nil
for equity investments accounted for using the measurement alternative was recognized for the years ended December 31, 2023, 2024 and 2025, respectively.
For equity investments accounted for using the measurement alternative as of December 31, 2024, the Company recorded cumulative upward adjustments of nil and cumulative impairments and downward adjustments of RMB1,187.6 million.
For equity investments accounted for using the measurement alternative as of December 31, 2025, the Company recorded cumulative upward adjustments of nil and cumulative impairments and downward adjustments of RMB1,441.2 million.
The Group recorded impairment charges for long-term investments of RMB278.9 million, RMB486.5 million and RMB320.7 million as “Investment loss, net (including impairments)” for the years ended December 31, 2023, 2024 and 2025, respectively, due to the investees’ unsatisfactory financial performance with no obvious upturn or potential financing solutions in the foreseeable future, and the Group determined the fair value of these investments was less than their carrying value.
The Company disposed several equity investments of the Group with the carrying amount of RMB10.2 million, nil and RMB19.2 million for the years ended December 31, 2023, 2024 and 2025, respectively. The difference between the consideration and their carrying value was recognized as “Investment loss, net (including impairments)”. RMB3.9 million, RMB11.0 million and RMB15.4 million disposal gains were recognized for the years ended December 31, 2023, 2024 and 2025, respectively.

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Long-term Investments, Net (Continued)

Equity investments accounted for using the equity method
RMB112.1 million, RMB40.5 million and RMB37.3 million of the Group’s proportionate share of equity investee’s net loss, were recognized in “Investment loss, net (including impairments)” for the years ended December 31, 2023, 2024 and 2025, respectively.
Investments accounted for at fair value
Investments accounted for at fair value primarily include financial products with variable interest rates referenced to performance of underlying assets and with original maturities more than one year. Gains of RMB
158.4
 million, RMB
0.7
 million and RMB
39.2
 million resulting from the change in fair value were recognized in “Investment loss, net (including impairments)” for the years ended December 31, 2023, 2024 and 2025, respectively.

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Taxation
Composition of income tax
The following table presents the composition of income tax expense/(benefit) for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB in thousands
Current income tax expenses	81,797	55,738	55,217
Withholding income tax expenses	22,284	17,836	9,473
Deferred tax benefits	(25,376)	(110,118)	(47,545)

Total	78,705	(36,544)	17,145

a) Income taxes
Cayman Islands
Under the current laws of the Cayman Islands, the Company and its intermediate holding companies in the Cayman Islands are not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company or its subsidiaries in the Cayman Islands to their shareholders, no withholding tax will be imposed.
British Virgin Islands (“BVI”)
Subsidiaries in the BVI are exempted from income tax on their foreign-derived income in the BVI. There are no withholding taxes in the BVI.
Hong Kong, China
Hong Kong profits tax has been provided for at half the current tax rate (i.e., 8.25%) for the first HK$2 million on the estimated assessable profits while the remaining profits will continue to be taxed at the existing 16.5% tax rate for the years ended December 31, 2023, 2024 and 2025, respectively.
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

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
10. Taxation (Continued)

a) Income taxes (continued)

Upon adoption of ASU
2023-09,
Improvements to Income Tax Disclosures, as described in Note 2,
Significant Accounting Policies
, the reconciliation of the differences between the statutory income tax rate and the Group’s effective income tax rate for the year ended December 31, 2025 was as follows:

	RMB in thousands	Percent
Statutory income tax rate	302,022	25.0%
Foreign Tax Effects
Hong Kong, China
Statutory income tax rate difference between Chinese Hong Kong and Chinese mainland	54,702	4.5%
Changes in valuation allowance	100,373	8.3%
Other adjustments	13,163	1.1%
Singapore
Statutory income tax rate difference between Singapore and Chinese mainland	(13,837)	(1.2%)
Changes in valuation allowance	(29,798)	(2.4%)
Other foreign jurisdictions	9,846	0.8%
Change in valuation allowance	(361,403)	(29.9%)
Share-based compensation	292,164	24.2%
Research and development tax credits	(273,287)	(22.6%)
Preferential tax treatments	(126,221)	(10.4%)
Inter-group restructuring costs	52,623	4.3%
Other adjustments	(3,202)	(0.3%)
Effective income tax rate	17,145	1.4%

In 2025, the Group paid RMB60.6 million in income taxes (net of refunds received) in the Chinese mainland and
RMB
2.5
million in income taxes in jurisdictions outside of the Chinese mainland.
The following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2023 and 2024 in accordance with the guidance prior to the adoption of ASU
2023-09:

	2023	2024
	%	%
Statutory income tax rate	25.00	25.00
Permanent differences	(1.33)	5.30
Tax rate difference from statutory rate in other jurisdictions*	(2.96)	(7.80)
Tax effect of preferential tax treatments	(4.73)	(9.49)
Withholding tax	(0.47)	(1.29)
Change in valuation allowance	(17.17)	(9.11)

Effective income tax rate	(1.66)	2.61

*	It is primarily due to the tax effect of the Company as a tax-exempt entity incorporated in Hong Kong and the Cayman Islands.

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
10. Taxation (Continued)

a) Income taxes (continued)

As of December 31, 2025, certain entities of the Group had net operating tax loss carry forwards as follows:

RMB in thousands
Loss expiring in 2026	246,081
Loss expiring in 2027	927,888
Loss expiring in 2028	718,454
Loss expiring in 2029	306,105
Loss expiring in 2030 and thereafter	16,051,332

Total	18,249,860

b) Value-added tax and other taxes
The Group’s majority of subsidiaries and VIEs incorporated in China are subject to value-added tax (“VAT”) for services rendered at a rate of
6
% and for goods sold mainly at a rate of
13
%,
offset by VAT on purchases. All entities in China are also subject to surcharges on value-added tax payments in accordance with PRC law. In addition, the Group’s advertising revenues are also subject to culture business construction fee at a rate of
3
%, which was reduced to
1.5
% since July 1, 2019, valid until
December 31, 2027
.
c)
Deferred tax assets and liabilities
The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2024 and 2025:

	December 31, 2024	December 31, 2025
	RMB in thousands
Deferred tax assets:
Deferred revenue	265,876	282,829
Net operating tax loss carry forwards	3,490,177	3,052,326
Accruals and others*	940,900	1,105,317

Total deferred tax assets	4,696,953	4,440,472

Less: valuation allowance	(4,561,822)	(4,274,340)

Net deferred tax assets	135,131	166,132

Deferred tax liabilities:
Acquired intangible assets	(66,969)	(50,424)

Total deferred tax liabilities	(66,969)	(50,424)

*	Accruals and others primary represent accrued expenses which are not deductible until paid under PRC laws, as well as non-deductible advertising expenses.
Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity
basis. As of December 31, 2024 and 2025, valuation allowances were provided against deferred tax assets in entities where it was determined it was more-likely-than-not
that the benefits of the deferred tax assets will not be realized.

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Taxation (Continued)

c) Deferred tax assets and liabilities (continued)
The following table sets forth the movement of the aggregate valuation allowances for deferred tax assets for the periods presented:

	Balance at January 1	Re-measurement due to applicable preferential tax rate for HNTE	(Provision) /Reversal	Expiration of loss carry forward and impact of disposal/close of subsidiaries	Balance at December 31
2023	(3,657,467)	(18,437)	(822,414)	54,207	(4,444,111)
2024	(4,444,111)	—	(129,769)	12,058	(4,561,822)
2025	(4,561,822)	—	194,334	93,148	(4,274,340)
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
To the extent that subsidiaries and VIEs of the Group have undistributed earnings, the Group will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2024 and 2025, the Group did not record any withholding tax on the retained earnings of its subsidiaries and VIEs in the PRC as most of which were still in accumulated deficit position.

F-5
1

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Taxes Payable
The following is a summary of taxes payable as of December 31, 2024 and 2025:

	December 31, 2024	December 31, 2025
	RMB in thousands
EIT payable	134,304	152,250
VAT payable	92,043	56,818
Withholding individual income taxes for employees	42,051	33,208
Withholding income tax payable	41,626	29,876
Others	118,908	133,735

Total	428,932	405,887

12. Short-term loans and current portion of long-term debt

	December 31, 2024	December 31, 2025
	RMB in thousands
Short-term loans	1,571,179	1,598,530
Current portion of long-term debt	657	3,262,316
Current portion of long-term bank loans and other long-term borrowing (Note14)	—	3,169,000
Current portion of Convertible senior notes (Note14)	657	93,316

Total	1,571,836	4,860,846

As of December 31, 2024 and 2025, the contractual maturities of the borrowings are all within one year.
As of December 31, 2024 and 2025, short-term loans mainly consist of unsecured bank loan arrangements with well-known banks. Interest rates for short-term loans were fixed, ranging from 2.3% to 2.7% and 1.15% to 1.74% per annum for the year ended December 31, 2024 and 2025, respectively.
As of December 31, 2025, the current portion of long-term bank loans and other long-term borrowing mainly represent RMB3,069.0 million bank loan with the interest rate of 2.30% per annum.
We entered into several one-year revolving loan facilities provided by certain financial institutions with an aggregate principal amount of RMB920.0 million (US$131.6 million) as of December 31, 2025. We have not utilized such facilities as of December 31, 2025.

F-5
2

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Accrued Liabilities and Other Payables
The following is a summary of accrued liabilities and other payables as of December 31, 2024 and 2025:

	December 31, 2024	December 31, 2025
	RMB in thousands
Accrued marketing expenses	1,292,710	1,497,695
Advances from/payables to third parties	551,167	864,244
Payables to producers and licensors	228,493	262,631
Leasing liabilities - current portion	214,624	149,304
Professional fees	86,795	137,597
Deposits	78,473	110,027
Consideration payable for acquisitions and investments	10,122	31,821
Other staff related cost	5,480	5,909
Interest payable	4,188	921
Others	82,229	114,417

Total	2,554,281	3,174,566

14. Long-term debt

	December 31, 2024	December 31, 2025
	RMB in thousands
Convertible senior notes	95,153	4,775,871
Long-term bank loans	3,069,000	—
Other long-term borrowing	100,000	—

Total	3,264,153	4,775,871

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
During the year ended December 31, 2024, the Company repurchased an aggregate principal amount of US$429.3 million (RMB3.0 billion) April 2026 Notes with the aggregate cash purchase price of US$429.3 million (RMB3.0 billion) and recognized an unamortized commission of US$3.0 million (RMB21.0 million) to “Debt extinguishment gain/(loss)”.
As of December 31, 2024 and 2025, the principal amount of April 2026 Notes was RMB86.3 thousand and RMB84.3 thousand, respectively. The unamortized debt issuance costs were RMB0.4 thousand and RMB0.1 thousand as of December 31, 2024 and 2025, respectively. The issuance costs of the April 2026 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., April 1, 2026). For the years ended December 31, 2023, 2024 and 2025, the April 2026 Notes related interest expense was US$7.4 million, US$1.8 million and US$0.2 thousand (RMB1.5 thousand), respectively.

F-5
3

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
14. Long-term debt (Continued)

Convertible Senior Notes (Continued)

2027 Notes
In June 2020, the Group issued US$800.0 million of 2027 Notes with an interest rate of 1.25% per annum. The net proceeds to the Company from the issuance of the 2027 Notes were US$786.1 million (RMB
5,594.8
million), net of issuance costs of US$13.9 million (RMB98.6 million). The 2027 Notes may be converted, at an initial conversion rate of
24.5516
ADSs per US$
1,000
principal amount (which represents an initial conversion price of US$
40.73
per ADS) at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of June 15, 2027.
The issuance costs of the 2027 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., June 15, 2027). For the years ended December 31,2023, 2024 and 2025, the 2027 Notes related interest expense was US$
5.0
 million, US$
1.4
 thousand and US$0.8 thousand (RMB5.6 thousand), respectively.
During the year ended December 31, 2023, the Company repurchased an aggregate principal amount of US$745.9 million (RMB5.3 billion) 2027 Notes with the aggregate cash purchase price of US$745.9 million (RMB5.3 billion) with the loss of US$7.6 million (RMB54.0 million).
During the year ended December 31, 2025, the Company repurchased an aggregate principal amount of US$66.0 thousand (RMB472.5 thousand) 2027 Notes with and aggregate cash consideration of US$66.0 thousand (RMB472.5 thousand).
As of December 31, 2024 and 2025, the principal amount of 2027 Notes was RMB0.7 million and RMB0.2 million, respectively. The unamortized debt issuance costs were RMB4.2 thousand and RMB0.7 thousand as of December 31, 2024 and 2025, respectively.
December 2026 Notes
In November 2021, the Group issued US$1,600 million of December 2026 Notes with an interest rate of 0.50% per annum. The net proceeds to the Company from the issuance of the December 2026 Notes were US$
1,576.6
 million (RMB10.1 billion), net of issuance costs of US$23.4 million (RMB149.6 million). The December 2026 Notes may be converted, at an initial conversion rate of 10.6419 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$93.97 per ADS) at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of December 1, 2026. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs or a combination of cash and ADSs, at the Company’s election. Holders of the Notes may elect to receive Class Z ordinary shares in lieu of any ADSs deliverable upon conversion.
The issuance costs of the December 2026 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., December 1, 2026). For the years ended December 31, 2023, 2024 and 2025 the December 2026 Notes related interest expense was US$3.6 million, US$3.1 million and US$0.1 million (RMB0.8 million).

F-5
4

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
14. Long-term debt (Continued)

Convertible Senior Notes (Continued)
December 2026 Notes (Continued)

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
As of December 31, 2024 and 2025, the principal amount of December 2026 Notes was RMB95.6 million and RMB93.5 million. The unamortized debt issuance costs were RMB0.5 million and RMB0.3 million as of December 31, 2024 and 2025, respectively.
2030 Notes
In May 2025, the Group issued US$690.0 million of 2030 Notes with an interest rate of 0.625% per annum. The net proceeds to the Company from the issuance of the 2030 Notes were US$678.1 million (RMB4,876.9 million), net of issuance costs of US$11.9 million (RMB85.6 million). The 2030 Notes may be converted, at an initial conversion rate of 42.1747 Shares per US$1,000 principal amount (which represents an initial conversion price of HK$185.63 per Conversion Share) at each holder’s option at any time prior to the close of business on the seventh scheduled trading day immediately preceding the maturity date of June 1, 2030.
Holders of the 2030 Notes may require the Company to repurchase all or part of their 2030 Notes in cash on June 1, 2028, or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.
The issuance costs of the 2030 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., June 1, 2030). For the year ended December 31, 2025, the 2030 Notes related interest expense was US$3.9 million (RMB27.5 million).
As of December 31, 2025, the principal amount of 2030 Notes was US$690.0 million (RMB4,849.9 million). The unamortized debt issuance costs were RMB74.1 million as of December 31, 2025.
The Company accounted for the April 2026 Notes, 2027 Notes and December 2026 Notes and 2030 Notes as single instruments as debt measured at its amortized cost, as none of the embedded features require bifurcation and recognition as derivatives and the April 2026 Notes, 2027 Notes, December 2026 Notes and 2030 Notes were not issued with a substantial premium. The issuance costs were recorded as an adjustment to the debt and are amortized as interest expense using the effective interest method.

F-5
5

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
14. Long-term debt (Continued)

Convertible Senior Notes (Continued)

The following table provides a summary of the Company’s
non-current
portion of unsecured senior notes as of December 31, 2024 and 2025:

	December 31, 2024	December 31, 2025	Effective interest rate
	Amounts	Amounts
	RMB in thousands
April 2026 Notes	86	—	1.74%
2027 Notes	—	182	1.52%
December 2026 Notes	95,067	—	0.80%
2030 Notes	—	4,775,689	0.98%

Carrying value	95,153	4,775,871
Unamortized discount and debt issuance costs	539	74,122

Total principal amounts of unsecured senior notes	95,692	4,849,993

As of December 31, 2025, the aggregate fair value of April 2026 Notes, 2027 Notes, December 2026 Notes and 2030
Notes, based on Level 2 inputs, was RMB
6.2
 billion. As of December 31, 2025, RMB
124.3
 million, RMB
91.1
 million and RMB
4,862.5
 million in aggregate principal amount and interest expenses related to the above unsecured senior notes are expected to be repaid within one year, in
1-3
years and 3 years afterwards, respectively, unless earlier converted, redeemed or repurchased.
Long-term bank loans
The Group’s long-term bank loans were RMB3,069.0 million (US$438.9 million) in aggregate. As of December 31, 2025, the entire balance of RMB3,069.0 million, representing the current portion due within one year, was classified as short-term loans (Note12) and the non-current
portion was nil. The Group’s long-term bank loans were substantially credit borrowing and the interest rate was 2.3% as of December 31, 2025. The Group is in compliance with all of the loan covenants as of December 31, 2025.

F-5
6

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Ordinary Shares
In January 2023, the Company completed the offering of 15,344,000 ADSs at US$26.65 per ADS. The amount of net proceeds from such offering (after deducting all applicable costs and expenses including but not limited to selling commission) is approximately US$396.9 million (RMB2.7 billion).
The Company announced in March 2022 that its board of directors had authorized a share repurchase program, under which the Company may repurchase up to US$500.0 million of its ADSs for the next 24 months. The Company had repurchased a total of 2.6 million ADSs for a total cost of US$53.6 million as of December 31, 2022, and no
ADSs
had been repurchased during 2023.
In November 2024, the Company announced that its board of directors had approved a share repurchase program of up to US$200.0 million of its publicly traded securities over a
24-month
period. The Company had repurchased a total of 0.8 million and 6.2 million of the Company’s listed securities for a total cost of US$16.4 million and US$114.8 million during the years ended December 31, 2024 and 2025, with the remaining amount being approximately US$68.8 million as of December 31, 2025.

F-5
7

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Employee Benefits
The Company’s subsidiaries and the VIEs and subsidiaries of the VIEs incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries and VIEs and subsidiaries of the VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution. The following table presents the Group’s employee welfare benefits expenses for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB in thousands
Contributions to medical and pension schemes	814,296	732,465	754,203
Other employee benefits	92,797	108,142	97,056

Total	907,093	840,607	851,259

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
In February 2018, the Group adopted its 2018 Share Incentive Plan (the “2018 Plan”) to provide additional incentives to employees, directors and consultants and promote the success of its business. The maximum aggregate number of Class Z Ordinary Shares, which may be issued pursuant to all awards under the 2018 Plan as at December 31, 202
5
 is 33,132,989 shares.
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
In June 2024, the Group adopted its Second Amended and Restated 2018 Share Incentive Plan (the “Restated 2018 Plan”) to provide additional incentives to employee participants, related entity participants and service provider participants and promote the success of its business. The maximum aggregate number of Class Z Ordinary Shares, which may be issued pursuant to all awards under the 2018 Plan as at December 31, 202
5
 is 41,413,503 shares, and within the Scheme Limit, the maximum number of Class Z Ordinary Shares which may be issued pursuant to all awards to be granted to service provider participants under the Restated 2018 Plan is 2,070,675.
In May 2024, the Group adopted its 2024 Share Incentive Plan (the “2024 Plan”) to provide additional incentives to employee participants, related entity participants and consultants and promote the success of its business. The maximum aggregate number of Class Z Ordinary Shares, which may be issued pursuant to all awards under the 2024 Plan as at December 31, 202
5
 is 41,272,920 shares. No awards have been granted under the 2024 Share Incentive Plan since its adoption.

F-5
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
to six years.
RSUs
The following table presents a summary of the Group’s RSUs activities for the years ended December 31, 2023, 2024 and 2025:

	Employees	Consultants	Total	Weighted Average Granted fair value
	(In thousands)	(In thousands)	(In thousands)	US$
Outstanding at January 1, 2023	1,932	35	1,967	24.59
Granted	8,796	—	8,796	18.72
Vested	—	(23)	(23)	24.59
Forfeited	(1,059)	—	(1,059)	22.10

Unvested at December 31, 2023	9,669	12	9,681	19.53

Outstanding at January 1, 2024	9,669	12	9,681	19.53
Granted	10,841	1	10,842	17.14
Vested	(689)	(12)	(701)	24.59
Forfeited	(2,547)	—	(2,547)	17.37

Unvested at December 31, 2024	17,274	1	17,275	18.14

Outstanding at January 1, 2025	17,274	1	17,275	18.14
Granted	8,388	—	8,388	23.06
Vested	(2,931)	(1)	(2,932)	17.32
Forfeited	(2,853)	—	(2,853)	20.29

Unvested at December 31, 2025	19,878	—	19,878	20.03

The aggregate number of Class Z Ordinary Shares available for future grant under the Restated 2018 Plan was 28,704,359 as of December 31, 2025.
The aggregate number of Class Z Ordinary Shares available for future grant under the 2024 Plan was 41,272,920 as of December 31, 2025.
As of December 31, 2025, total unrecognized compensation expenses related to unvested RSUs granted under the 2018 Plan and the Restated 2018 Plan, adjusted for estimated forfeitures, was RMB

2,037.4

million, which is expected to be recognized over a weighted-average period of

3.1
years and may be adjusted for future changes in estimated forfeitures.

F-
5
9

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Share-based Compensation (Continued)

Share options
(b) Share options activities
The following table presents a summary of the Group’s share options activities for the years ended December 31, 2023, 2024 and 2025:

	Employees	Consultants	Total	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)	(In thousands)	(In thousands)	US$	(In years)	(RMB in thousands)
Outstanding at January 1, 2023	21,715	195	21,910	2.0283	4.70	3,305,336
Granted	—	—	—	—
Exercised	(2,147)	(64)	(2,211)	0.0001
Forfeited	(1,760)	—	(1,760)	0.1443

Outstanding at December 31, 2023	17,808	131	17,939	2.4701	3.79	1,232,411

Outstanding at January 1, 2024	17,808	131	17,939	2.4701	3.79	1,232,411
Granted	—	—	—	—
Exercised	(3,689)	(7)	(3,696)	0.3911
Forfeited	(1,119)	(14)	(1,133)	0.6909

Outstanding at December 31, 2024	13,000	110	13,110	1.6543	2.85	1,550,782

Outstanding at January 1, 2025	13,000	110	13,110	1.6543	2.85	1,550,782
Granted	—	—	—	—
Exercised	(1,634)	(26)	(1,660)	0.5527
Forfeited	(400)	—	(400)	3.7190

Outstanding at December 31, 2025	10,966	84	11,050	1.7386	1.87	1,774,828

Exercisable at December 31, 2025	8,821	59	8,880	1.8711	1.71	1,290,266

No
further options would be granted under the 2018 Share Incentive Plan after the Primary Conversion Effective Date. As of December 31, 2025, total unrecognized compensation expenses related to unvested options granted under the Global Share Plan and the 2018 Plan, adjusted for estimated forfeitures, was RMB
504.5 million, which is expected to be recognized over a weighted-average period of 1.3 years and may be adjusted for future changes in estimated forfeitures.

F-6
0

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Net (Loss)/Profit per Share
For the years ended December 31, 2023, 2024 and 2025, the Company had potential ordinary shares, including share options, RSUs granted, and ordinary shares issuable upon the conversion of the convertible senior notes, where applicable. As the Group incurred losses for the years ended December 31, 2023 and 2024, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share. For the calculation of diluted net profit per share for the year ended December 31, 2025, net profit attributable to ordinary shareholders for basic net profit per share is adjusted by the effect of dilutive ordinary shares, including share options and RSUs granted, under the treasury stock method and convertible senior notes under the if-converted
method.
For the year ended December 31, 2023, the incremental shares from shar
e
options, RSUs and the assumed conversion of the convertible senior notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 1,271,196 shares, 56,329 shares and
30,467,211
shares, respectively.
For the year ended December 31, 2024, the incremental s
ha
res from share options, RSUs and the assumed conversion of the convertible senior notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 828,336 shares, 2,096,485 shares and
8,432,613
shares, respectively.
For the year ended December 31, 2025, share options and RSUs that were anti-dilutive and excluded from the computation of diluted net profit per share totaled approximately 1.2 million shares and 2.0 million shares, respectively.

F-6
1

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Net (Loss)/Profit per Share (Continued)

The following table sets forth the computation of basic and diluted net (loss)/profit per share for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB in thousands, except for share and per share data
Numerator:
Net (loss)/profit	(4,811,713)	(1,363,651)	1,190,941
Net (income)/loss attributable to noncontrolling interests	(10,608)	16,851	2,590
Dilution impact of the convertible senior notes	—	—	21,250

Net (loss)/profit attributable to Bilibili Inc.’s shareholders for basic/dilutive net (loss)/profit per share calculation	(4,822,321)	(1,346,800)	1,214,781

Denominator:
Weighted average number of ordinary shares outstanding, basic	413,210,271	416,470,256	418,913,625
Dilutive share options and RSUs	—	—	7,110,797
Convertible senior notes	—	—	18,002,377
Weighted average number of ordinary shares outstanding, diluted	413,210,271	416,470,256	444,026,799
Net (loss)/profit per share, basic	(11.67)	(3.23)	2.85
Net (loss)/profit per share, diluted	(11.67)	(3.23)	2.74
19. Commitments and Contingencies
(a) Commitments
Long-term debts
The Group’s long-term debts are to repay the principal amount and cash interests in connection with the long-term bank loans, other long-term borrowing and convertible senior notes. The expected repayment schedules have been disclosed in Note 14.
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
However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded material liabilities in this regard as of December 31, 2024 and 2025, respectively.

F-6
2

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Related Party Transactions and Balances
The Group entered into the following significant related party transactions for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	RMB in thousands
Loans to an equity investee 1	—	—	270,000
Funds (from)/to the Entity 2	(696,624)	(58,101)	192,575
Purchases of goods and services	172,506	124,018	118,191
Investment income and interest income	48,069	34,344	42,399
Sales of goods and services	12,740	12,033	17,823
The Group had the following significant related party balances as of December 31, 2024 and 2025, respectively:

	December 31, 2024	December 31, 2025
	RMB in thousands
Amounts due from related parties
Due from an investment fund 3	37,519	37,519
Due from the Entity 2	609,823	817,400
Due from other investees	139,335	20,043

Total	786,677	874,962

Amounts due to related parties 4	4,549	16,113

1.	In 2025, the Company provided interest-bearing loans of RMB270.0 million to an equity investee, which is non-trade in nature, with annual interest rate of 4.50%.
2.
The Company established the Entity with an independent third party and two entities controlled by Mr. Rui Chen and Ms. Ni Li, respectively, to acquire the land use rights for a parcel of land in Shanghai for construction. The balance as of December 31, 2024 and 2025 represents interest-bearing loans and interest expenses related to the Entity, which are non-trade
in nature. The annual interest rates of the loans were 3.95% and 3.60% as of December 31, 2024 and 2025, respectively.

3.
The balances due from the investment fund, of which the Company is the limited partner, as of December 31, 2024 and December 31, 2025 were consideration receivables related to the equity investments transferred, which is non-trade
in nature.

4.	The balances as of December 31, 2024 and 2025 mainly represent the payables in trade nature.

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
The accounting policies of the single segment are the same as described in the significant accounting policies. The CODM assesses performance for the single segment and decides how to allocate resources based on net (loss)/profit that also is reported on the Consolidated Statements of Operations and Comprehensive (Loss)/Income as consolidated net (loss)/profit. The measure of the single segment assets is reported on the Consolidated Balance Sheets as total consolidated assets.
The CODM reviews revenues and expenses at the consolidated level as disclosed in the Group’s Consolidated Statements of Operations and Comprehensive (Loss)/Income and uses net (loss)/profit to evaluate return on assets and to monitor budget versus actual results and in competitive analysis by benchmarking to the Group’s competitors. Significant segment expenses regularly reviewed by the CODM within net (loss)/profit include cost of revenues, sales and marketing expenses, general and administrative expenses, research and development expenses and investment loss, net (including impairments), each of which is separately presented on the Consolidated Statements of Operations and Comprehensive (Loss)/Income. The competitive analysis and the monitoring of budgeted versus actual results are used in assessing the segment’s performance and in establishing management’s compensation.
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

F-6
4

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. Fair Value Measurement
When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. The Group measures investments in financial products and equity investments in publicly traded companies at fair value.
Equity investments in publicly traded companies
. The Group values its equity investments in publicly traded companies using observable inputs that reflect quoted prices for securities with identical characteristics, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.
Financial products
. The Group values its financial products investments held in certain banks using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.
Accounts receivable, amounts due from/to related parties and other current assets are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable, accrued liabilities, short-term loans and other payables are financial liabilities with carrying values that approximate fair value due to their short-term nature.
The Group measures equity investments accounted for using the equity method at fair value on a non-recurring
basis only if an impairment charge were to be recognized. Equity investments accounted for using the measurement alternative are generally not categorized in the fair value hierarchy. However, if equity investments without readily determinable fair values were re-measured or impaired during the years ended December 31, 2024 and 2025, they were classified within Level 3 in the fair value hierarchy because the Group estimated the value of the instruments based on valuation methods using the observable transaction price at the transaction date or other unobservable inputs.
As of December 31, 2024 and 2025, certain equity investments without determinable fair value (Note 9) were measured using unobservable inputs (Level 3) and written down from their respective carrying value to fair value, with impairment charges of RMB486.5 million and RMB320.7 million incurred and recorded in “Investment loss, net (including impairments)” for the years then ended.

F-6
5

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23. Restricted Net Assets
Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the generically reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax
income should be set aside prior to payment of any dividends. As a result of these and other restrictions under the PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their abilities to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB9.5 billion or 61.9% of the Company’s total consolidated net assets as of December 31, 2025. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

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
The Company did not have significant capital and other commitments, or guarantees as of December 31, 2024 and 2025, respectively.
Condensed balance sheets

	December 31, 2024	December 31, 2025

	RMB in thousands
Cash and cash eq uiv alents	10,721	4,173
Time Deposits	—	210,864
Amounts due from Group companies	15,688,455	19,066,168
Prepayments and other current assets	132,745	132,955
Short-term investments	445,470	345,823
Long-term investments, net	758,348	1,091,207
Investments in subsidiaries and net assets of VIEs and VIEs’ subsidiaries	345,248	2,686,268

Total assets	17,380,987	23,537,458

Short-term loans and current portion of long-term debt	31,657	3,162,384
Deferred revenue	9,836	1,508
Accrued liabilities and other payables	64,151	24,413
Long-term debt and others	3,166,946	4,775,871

Total liabilities	3,272,590	7,964,176

Total Bilibili Inc’s shareholders’ equity	14,108,397	15,573,282
Total shareholders’ equity	14,108,397	15,573,282

Total liabilities and shareholders’ equity	17,380,987	23,537,458

F-6
7

BILIBILI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24. Parent Company Only Condensed Financial Information (Continued)

Condensed statements of comprehensive loss and cash flows
：

	For the Year Ended December 31,
	2023	2024	2025
	RMB in thousands
Total costs and expenses	(43,924)	(24,139)	(16,408)
Net (loss)/profit from subsidiaries and VIEs and VIEs’ subsidiaries	(4,745,316)	(1,009,762)	1,446,123
Loss from non-operations	(33,081)	(312,899)	(236,184)

(Loss)/profit before income tax expenses	(4,822,321)	(1,346,800)	1,193,531

Net (loss)/profit	(4,822,321)	(1,346,800)	1,193,531

	For the Year Ended December 31,
	2023	2024	2025
	RMB in thousands
Net cash used in operating activities	(111,392)	(118,834)	(120,821)

Purchase of short-term investments	(3,863)	(70)	(427,465)
Maturity of short-term investments	982,151	175,717	422,568
Placement of time deposits	—	—	(211,779)
Maturity of time deposits	4,083,893	—	—
Investments and loans from/(to) subsidiaries, VIEs and VIEs’ subsidiaries	383,391	3,180,316	(3,506,156)
Other investing activities	(76,697)	(147,691)	(352,608)

Net cash provided by/(used in) investing activities	5,368,875	3,208,272	(4,075,440)

Purchase of noncontrolling interests	(7,027)	—	—
Proceeds from exercise of employees’ share options	2	10,268	6,559
Proceeds from issuance of ordinary shares, net of issuance costs	2,689,380	—	—
Proceeds from issuance of convertible senior notes, net of issuance costs	—	—	4,886,978
Proceeds of long-term loans	—	3,100,000	—
Repayment of long-term loans	—	—	(31,000)
Repurchase of shares	—	(117,523)	(822,713)
Repurchase of convertible senior notes	(7,675,227)	(6,058,432)	(474)
Net cash (used in)/provided by financing activities	(4,992,872)	(3,065,687)	4,039,350

F-6
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
Such investments are presented on the condensed balance sheets as “Investments in subsidiaries and net assets of VIEs and VIE’s subsidiaries/Deficit in subsidiaries and net loss of VIEs and VIEs’ subsidiaries” in the condensed balance sheets and share in the subsidiaries’ loss are presented as “Net Loss from subsidiaries and net loss of VIEs and VIEs’ subsidiaries” in the condensed statements of comprehensive loss. The parent company only condensed financial information should be read in conjunction with the Group’s consolidated financial statements.
25. Subsequent Events
A total of 2.9 million of the Company’s listed securities were repurchased for a total cost of US$68.8 million during the period from January 1, 2026 to the date of this report pursuant to the Company’s existing US$200 million share repurchase program. This share repurchase program has been completed as of the date of this report and a total of 9.9 million of the Company’s listed securities were repurchased.

F-
6
9